FILE No. 823437

CORPORACION FINANCIERA DEL VALLE S.A.

NIT. 890.300.653 - 6

Cali, July 16, 2002

BEST AVAILABLE COPY

02042780

02 JUL 22 AM 10:43

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

SUPPL

PROCESSED
AUG 01 2002
THOMSON FINANCIAL

Re.: Submission of Documents pursuant Corporación Financiera del Valle S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b). Please note that all photocopies are authenticated by a Public Notary.

1. Spanish and English version of the remissory letter dated January 02, 2002, addressed to the **Superintendencia de Valores** to inform them about the assigment under donation title of 9.500 shares of the Corporación in favor of Universidad de la Sabana.

2. Spanish and English version of the remissory letter dated January 29, 2002, addressed to the **Superintendencia de Valores** including Forms F-220-511. F-220-515 and F-220-516 informing about the composition of the main non - voting preferred stockholders and common stockholders, as well as general economic information about equity and other items, and general economic information about shares and shareholders.

3. Copy of the above mentioned Form F-220-511, F-220-515 and F-220-516.

4. Spanish and English version of the letter dated February 22, 2002, addressed to the **Superintendencia de Valores and Bolsa de Valores de Colombia**, to inform them about the General Asembly Meeting of Non-Voting Preferred Stock Holders, to be held on March 21, 2002, and announcing the General Assembly Meeting of Common Stockholders to be held on March 22, 2002, as well as the

Calle 10 No. 4 - 47 Piso 23 - PBX: 896 4646 - 882 2692 - Fax: 883 1664 - Apartado 4902 - 4877 - Cali, Colombia
Carrera 7 No. 71 - 21- Torre A Piso 8 y 9 PBX: 3765666 Fax: 3173545 - 3173585 Apartado: 14480 Regional Bogotá
Cra 7 No. 71 - 21 Torre A Piso 8 Y 9 Banca de Inversión P.B.X. 3173434 Fax: 3173868 Apartado 14480 Bogotá
Cra. 52 No. 74 - 56 Local 105 Teléfono: 561016 Telefax: 562296 Apartado: 2201 Barranquilla - Colombia
Calle 16 Sur No. 43A - 49 Teléfono: 3138844 Telefax: 3134690 Apartado: 065869 Medellín - Colombia
Internet: www.corfivalle.com
e-mail: cfv@corfivalle.com.co

dlw 7/23

CORPORACION FINANCIERA DEL VALLE S.A.
NIT. 890.300.653 - 6

announcements in the El País and La República newspapers on February 22, 2002.

5. Press release in newspaper **La Republica** and **El País** dated February 22, 2002 announcing the General Assembly Meeting on Non-Voting Preferred Stock Holders, to be held on March 21, 2002, and announcing the General Assembly Meeting of Common Stockholders to be held on March 22, 2002.

6. Spanish and English version of the letter dated February 26, 2002, addressed to the **Superintendencia de Valores**, to inform them about the assigment under adjudicatión of 65 shares of the Corporación.

7. English version of the letters dated February 26, 2002 to Cititrust S.A. Bogotá, and to Citibank N. A. U.S.A., respectively, announcing the General Assembly Meeting of Non-Voting Preferred Stock Holders, to be held on February 21, 2002 aimed to empower Cititrust, as the Shareholders´appointor, to vote on their behalf the proposal for paying dividends at the General Assembly Meeting of Common Stockholders to be held on February 22, 2002, and to state the proposal for paying dividendos.

8. Spanish and English version of the letter dated March 11, 2002, addressed to the **Superintendencia de Valores**, to inform them about the assigment under donation title of 46.700 shares of the Corporation in favor of the Corporación Universitaria Tecnológica de Bolivar.

9. Spanish and English version of the letter dated March 11, 2002, addressed to the **Superintendencia de Valores**, to inform them about the assigment under donation title of 53.400 shares of the Corporation in favor of the Fundación Universidad del Norte.

10. Spanish and English version of the letter dated March 11, 2002, addressed to the **Superintendencia de Valores**, to inform them about the assigment under donation title of 33.300 shares of the Corporation in favor of the Universidad de San Buenaventura.

11. Spanish and English version of the letter dated March 11, 2002, addressed to the **Superintendencia de Valores**, to inform them about the assigment under donation title of 33.300 shares of the Corporation in favor of the Fundación Universidad Jorge Tadeo Lozano.

12. Spanish and English version of the letter dated March 11, 2002, addressed to the **Superintendencia de Valores**, to inform them about the assigment under donation

Calle 10 No. 4 - 47 Piso 23 - PBX: 896 4646 - 882 2692 - Fax: 883 1664 - Apartado 4902 - 4877 - Cali, Colombia
Carrera 7 No. 71 - 21- Torre A Piso 8 y 9 PBX: 3765666 Fax: 3173545 - 3173585 Apartado: 14480 Regional Bogotá
Cra 7 No. 71 - 21 Torre A Piso 8 Y 9 Banca de Inversión P.B.X. 3173434 Fax: 3173868 Apartado 14480 Bogotá
Cra. 52 No. 74 - 56 Local 105 Teléfono: 561016 Telefax: 562296 Apartado: 2201 Barranquilla - Colombia
Calle 16 Sur No. 43A - 49 Teléfono: 3138844 Telefax: 3134690 Apartado: 065869 Medellín - Colombia
Internet: www.corfivalle.com
e-mail: cfv@corfivalle.com.co

CORPORACION FINANCIERA DEL VALLE S.A.
NIT. 890.300.653 - 6

title of 19.646 shares of the Corporation in favor of the Corporación Universitaria del Sinú.

13. Spanish and English version of the letter dated March 20, 2002, addressed to the **Superintendencia de Valores**, enclosing Form for **Inscripción y Actualización de Intermediarios en el Registro Nacional de Valores e Intermediarios Personas Jurídicas** as of December 31, 2001.

14. Copy of the above mentioned Form dated December 31, 2001.

15. Spanish and English version of the letter dated April 05, 2002, addressed to the **Superintendencia de Valores**, the transfer from a bargain for 1.359 shares of the Corporation in favor of the Fernando Suárez Arana.

16. Spanish and English version of the letter dated April 05, 2002, addressed to the **Superintendencia de Valores**, the transfer from a bargain for 172 shares of the Corporation in favor of the Eugenio José López Marmolejo.

17. Spanish and English version of the letter dated April 15, 2002, addressed to the **Superintendencia de Valores**, including Form F-220-500 informing about the composition of the main non voting preferred stockholders and common stockholders, and remitting a copy of the **Acta No. 053** corresponding to the General Ordinary Assembly Meeting of common Stockholders to be held on March 22, 2002.

18. Copy of the above mentioned Form F-220-500.

19. Spanish and English version of the letter dated April 15, 2002, addressed to the **Superintendencia de Valores**, remitting a copy of the **Acta No. 011** corresponding to the General Assembly Meeting of Non-Voting Preferred Stock Holders.

20. Spanish and English version of the **Acta No. 053** of the General Ordinary Assembly Meeting of Common Stockholders of the Corporation and General Assembly Meeting of Non-Voting Preferred Stock Holders.

21. Spanish and English version of the **Acta No. 011** of the General Assembly Meeting of Preferred Stockholders, to be held on March 21, 2002, where Cititrust S.A. is authorized as representative to affirmatively vote the proposal presented by the Directors at the General Assembly Meeting of Common Stockholders, to be held on February 22, 2002.

22. Spanish and English version of the remissory letter dated April 30, 2002, addressed to the **Superintendencia de Valores**, including Forms F-220-511, F-220-515 and

Calle 10 No. 4 - 47 Piso 23 - PBX: 896 4646 - 882 2692 - Fax: 883 1664 - Apartado 4902 - 4877 - Cali, Colombia
Carrera 7 No. 71 - 21- Torre A Piso 8 y 9 PBX: 3765666 Fax: 3173545 - 3173585 Apartado: 14480 Regional Bogotá
Cra 7 No. 71 - 21 Torre A Piso 8 Y 9 Banca de Inversión P.B.X. 3173434 Fax: 3173868 Apartado 14480 Bogotá
Cra. 52 No. 74 - 56 Local 105 Teléfono: 561016 Telefax: 562296 Apartado: 2201 Barranquilla - Colombia
Calle 16 Sur No. 43A - 49 Teléfono: 3138844 Telefax: 3134690 Apartado: 065869 Medellín - Colombia
Internet: www.corfivalle.com
e-mail: cfv@corfivalle.com.co

CORPORACION FINANCIERA DEL VALLE S.A.
NIT. 890.300.653 - 6

F-220-516 informing about the composition of the main non-voting preferred stockholders and common stockholders, as well as general economic information about equity and other items, and general economic information about shares and shareholders.

23. Copy of the above mentioned Form F-220-511, F-220-515 and F-220-516.

24. Spanish and English version of the letter dated May 2, 2002, addressed to the **Superintendencia de Valores**, to inform them about the assigment under donation title of 1.452 shares of the Corporación in favor of Fundación para el Fomento de la Salud y Educación – Fundesa.

25. Spanish and English version of the letter dated May 02, 2002, addressed to the **Superintendencia de Valores**, to inform them about the assigment under donation title of 9.057 shares of the Corporación in favor of Universidad Autónoma de Bucaramanga.

26. Spanish and English version of the letter dated May 02, 2002, addressed to the **Superintendencia de Valores**, to inform them about the assigment under donation title of 159.499 shares of the Corporación in favor of Universidad Autónoma de Bucaramanga.

27. Spanish and English version of the letter dated May 02, 2002, addressed to the **Superintendencia de Valores**, to inform them about the assigment under donation title of 102.400 shares of the Corporacion in favor of Universidad de Los Andes.

28. Spanish and English version of the letter dated May 02, 2002, addressed to the **Superintendencia de Valores**, to inform them about the assigment under donation title of 333.174 shares of the Corporacion in favor of Universidad Autónoma de Bucaramanga.

29. Spanish and English version of the letter dated May 02, 2002, addressed to the **Superintendencia de Valores**, to inform them about the assigment under donation title of 318.608 shares of the Corporación in favor of Universidad Autónoma de Bucaramanga.

30. Spanish and English version of the letter dated May 02, 2002, addressed to the **Superintendencia de Valores**, to inform transfer of 137.370 shares as a donation given to the Fundación Universidad del Norte.

31. Spanish and English version of the letter dated May 02, 2002, addressed to the **Superintendencia de Valores**, to inform transfer of 388.470 shares as a donation given to Universidad Autónoma de Bucaramanga.

Calle 10 No. 4 - 47 Piso 23 - PBX: 896 4646 - 882 2692 - Fax: 883 1664 - Apartado 4902 - 4877 - Cali, Colombia
Carrera 7 No. 71 - 21- Torre A Piso 8 y 9 PBX: 3765666 Fax: 3173545 - 3173585 Apartado: 14480 Regional Bogotá
Cra 7 No. 71 - 21 Torre A Piso 8 Y 9 Banca de Inversión P.B.X. 3173434 Fax: 3173868 Apartado 14480 Bogotá
Cra. 52 No. 74 - 56 Local 105 Teléfono: 561016 Telefax: 562296 Apartado: 2201 Barranquilla - Colombia
Calle 16 Sur No. 43A - 49 Teléfono: 3138844 Telefax: 3134690 Apartado: 065869 Medellín - Colombia
Internet: www.corfivalle.com
e-mail: cfv@corfivalle.com.co

FILE No. 823437

32. Spanish and English version of the letter dated May 3, 2002, addressed to the **Superintendencia de Valores**, the transfer from a bargain for 200 shares of the Corporation in favor of the Fernando Suárez Arana and Sebastian Flores Duque.

33. Spanish and English version of the letter dated May 03, 2002, addressed to the **Superintendencia de Valores**, the transfer of 21.608 shares as a donation given to Universidad Autonoma de Bucaramanga.

34. Spanish and English version of the letter dated May 03, 2002, addressed to the **Superintendencia de Valores**, the transfer of 16.883 shares as a donation given to Universidad Católica de Manizales.

35. Spanish and English version of the letter dated May 03, 2002, addressed to the **Superintendencia de Valores**, the transfer of 183.591 shares as a donation given to Universidad Católica de Manizales.

36. Spanish and English version of the letter dated May 03, 2002, addressed to the **Superintendencia de Valores**, the transfer from a bargain and sale between for 200 shares of the Corporación.

37. Spanish and English version of the letter dated May 03, 20002, addressed to the **Superintendencia de Valores**, the transfer of 252.000 shares as a donation given to Universidad de la Sabana.

38. Spanish and English version of the letter dated May 03, 2002, addressed to the **Superintendencia de Valores**, the transfer of 9.317 shares as a donation given to Fundación Universidad del Norte.

39. Spanish and English version of the letter dated May 07, 2002, addressed to the **Superintendencia de Valores**, the transfer of 546.600 shares as a donation given to the Fundación Universidad del Norte.

40. Spanish and English version of the letter dated May 09, 2002, addressed to the **Superintendencia de Valores**, the transfer of 90.685 shares as a donation given to the Fundación Universidad del Norte.

41. Spanish and English version of the letter dated May 09, 2002, addressed to the **Superintendencia de Valores**, the transfer of 78.000 shares as a donation given to Universidad Externado de Colombia.

42. Spanish and English version of the letter dated May 09, 2002, addressed to the **Superintendencia de Valores**, the transfer of 4.241 shares as a donation given to Universidad Autónoma de Bucaramanga.

FILE No. 823437

CORPORACION FINANCIERA DEL VALLE S.A.

NIT. 890.300.653 - 6

43. Spanish and English version of the letter dated May 09, 2002, addressed to the **Superintendencia de Valores**, the transfer of 40.000 shares as a donation given to Fundación Universidad del Norte.

44. Spanish and English version of the letter dated May 09, 2002, addressed to the **Superintendencia de Valores**, the transfer of 26.000 shares as a donation given to Fundación Universidad del Norte.

45. Spanish and English version of the letter dated May 09, 2002, addressed to the **Superintendencia de Valores**, the transfer of 340.433 shares as a donation given to Fundación Universidad del Norte.

46. Spanish and English version of the letter dated May 09, 2002, addressed to the **Superintendencia de Valores**, the transfer of 137.370 shares as a donation given to Universidad Católica de Manizales.

47. Spanish and English version of the letter dated May 14, 2002, addressed to the **Superintendencia de Valores**, the transfer of 84.000 shares as a donation given to Fundación para el Fomento de la Salud y Educación – Fundesa.

48. Spanish and English version of the letter dated May 14, 2002, addressed to the **Superintendencia de Valores**, the transfer of 10.817 shares as a donation given to Universidad Autónoma de Bucaramanga.

49. Spanish and English version of the letter dated May 14, 2002, addressed to the **Superintendencia de Valores**, the transfer of 26.346 shares as a donation given to Universidad Autónoma de Bucaramanga.

50. Spanish and English version of the letter dated May 29, 2002, addressed to the **Superintendencia de Valores**, the transfer of 25.500 shares as a donation given to the Universidad Externado de Colombia.

51. Spanish and English version of the letter dated June 06, 2002, addressed to the **Superintendencia de Valores**, the transfer of 159.444 shares.

52. Spanish and English version of the letter dates June 07, 2002, addressed to the **Superintendencia de Valores**, the transfer of 134.000 shares as a donation given to the Fundación Universidad del Norte.

53. Spanish and English version of the letter dated June 12, 2002, addressed to the **Superintendencia de Valores**, the transfer of 4.859 shares as a fusion given to the Fondo Mutuo de Inversión de los Empleados de Almacenes Éxito S.A: y Didetexco S.A. – Fomexito.

Calle 10 No. 4 - 47 Piso 23 - PBX: 896 4646 - 882 2692 - Fax: 883 1664 - Apartado 4902 - 4877 - Cali, Colombia
Carrera 7 No. 71 - 21- Torre A Piso 8 y 9 PBX: 3765666 Fax: 3173545 - 3173585 Apartado: 14480 Regional Bogotá
Cra 7 No. 71 - 21 Torre A Piso 8 Y 9 Banca de Inversión P.B.X. 3173434 Fax: 3173868 Apartado 14480 Bogotá
Cra. 52 No. 74 - 56 Local 105 Teléfono: 561016 Telefax: 562296 Apartado: 2201 Barranquilla - Colombia
Calle 16 Sur No. 43A - 49 Teléfono: 3138844 Telefax: 3134690 Apartado: 065869 Medellín - Colombia
Internet: www.corfivalle.com
e-mail: cfv@corfivalle.com.co

FILE No. 823437

CORPORACION FINANCIERA DEL VALLE S.A.

NIT. 890.300.653 - 6

54. Spanish and English version of the letter dated June 12, 2002, addressed to the **Superintendencia de Valores**, the transfer of 70.000 shares as a donation given to the Fundación Universitaria Manuela Beltrán.

55. Spanish and English version of the letter dated June 24, 2002, addressed to the **Superintendencia de Valores**, the transfer of 70.000 shares as a donation given to the Fundación Manuela Beltrán.

56. Spanish and English version of the letter dated June 24, 2002, addressed to the **Superintendencia de Valores**, the transfer of 6.000 shares as a donation giiven to the Universidad Autonoma de Manizales.

57. Copie of the Company´s Financial Statements audited by Arthur Andersen y Cía. Ltda. as of December 2001.

58. Spanish version of the Certificate by which the Chamber of Commerce of Cali Witnesses the listing of the Corporation´s Directors for the 2002 – 2004 period, and the appointment of the firm Arthur Andersen y Cía. as the Corporation´s Auditor for the same period.

59. Publications on El Tiempo newspaper during April, May and June, 2002, with a publicity announcement of Corporation offering its services.

60. Publications on El Tiempo newspaper of March 27, 2002, about the Balances as of December 31, 2002 and the Statements of Results.

61. Publication of April 22, 2002, on **Semana** magazine, with a publicity announcement of Corporation offering its services.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclosed copy and returning if our messenger.

Very Truly yours,

Harold Abadía Campo
Vicepresident

Calle 10 No. 4 - 47 Piso 23 - PBX: 896 4646 - 882 2692 - Fax: 883 1664 - Apartado 4902 - 4877 - Cali, Colombia
Carrera 7 No. 71 - 21- Torre A Piso 8 y 9 PBX: 3765666 Fax: 3173545 - 3173585 Apartado: 14480 Regional Bogotá
Cra 7 No. 71 - 21 Torre A Piso 8 Y 9 Banca de Inversión P.B.X. 3173434 Fax: 3173868 Apartado 14480 Bogotá
Cra. 52 No. 74 - 56 Local 105 Teléfono: 561016 Telefax: 562296 Apartado: 2201 Barranquilla - Colombia
Calle 16 Sur No. 43A - 49 Teléfono: 3138844 Telefax: 3134690 Apartado: 065869 Medellín - Colombia
Internet: www.corfivalle.com
e-mail: cfv@corfivalle.com.co

02 JUL 22 AM 10:43

Cali, July 16, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera del Valle S.A.'s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b). Please note that all photocopies are authenticated by a Public Notary.

1. Spanish and English version of the remissory letter dated January 02, 2002, addressed to the **Superintendencia de Valores** to inform them about the assigment under donation title of 9.500 shares of the Corporación in favor of Universidad de la Sabana.

2. Spanish and English version of the remissory letter dated January 29, 2002, addressed to the **Superintendencia de Valores** including Forms F-220-511. F-220-515 and F-220-516 informing about the composition of the main non - voting preferred stockholders and common stockholders, as well as general economic information about equity and other items, and general economic information about shares and shareholders.

3. Copy of the above mentioned Form F-220-511, F-220-515 and F-220-516.

4. Spanish and English version of the letter dated February 22, 2002, addressed to the **Superintendencia de Valores and Bolsa de Valores de Colombia**, to inform them about the General Asembly Meeting of Non-Voting Preferred Stock Holders, to be held on March 21, 2002, and announcing the General Assembly Meeting of Common Stockholders to be held on March 22, 2002, as well as the

announcements in the El País and La República newspapers on February 22, 2002.

5. Press release in newspaper **La Republica** and **El País** dated February 22, 2002 announcing the General Assembly Meeting on Non-Voting Preferred Stock Holders, to be held on March 21, 2002, and announcing the General Assembly Meeting of Common Stockholders to be held on March 22, 2002.

6. Spanish and English version of the letter dated February 26, 2002, addressed to the **Superintendencia de Valores**, to inform them about the assigment under adjudicatión of 65 shares of the Corporación.

7. English version of the letters dated February 26, 2002 to Cititrust S.A. Bogotá, and to Citibank N. A. U.S.A., respectively, announcing the General Assembly Meeting of Non-Voting Preferred Stock Holders, to be held on February 21, 2002 aimed to empower Cititrust, as the Shareholders´appointor, to vote on their behalf the proposal for paying dividends at the General Assembly Meeting of Common Stockholders to be held on February 22, 2002, and to state the proposal for paying dividendos.

8. Spanish and English version of the letter dated March 11, 2002, addressed to the **Superintendencia de Valores**, to inform them about the assigment under donation title of 46.700 shares of the Corporation in favor of the Corporación Universitaria Tecnológica de Bolivar.

9. Spanish and English version of the letter dated March 11, 2002, addressed to the **Superintendencia de Valores**, to inform them about the assigment under donation title of 53.400 shares of the Corporation in favor of the Fundación Universidad del Norte.

10. Spanish and English version of the letter dated March 11, 2002, addressed to the **Superintendencia de Valores**, to inform them about the assigment under donation title of 33.300 shares of the Corporation in favor of the Universidad de San Buenaventura.

11. Spanish and English version of the letter dated March 11, 2002, addressed to the **Superintendencia de Valores**, to inform them about the assigment under donation title of 33.300 shares of the Corporation in favor of the Fundación Universidad Jorge Tadeo Lozano.

12. Spanish and English version of the letter dated March 11, 2002, addressed to the **Superintendencia de Valores**, to inform them about the assigment under donation

title of 19.646 shares of the Corporation in favor of the Corporación Universitaria del Sinú.

13. Spanish and English version of the letter dated March 20, 2002, addressed to the **Superintendencia de Valores**, enclosing Form for **Inscripción y Actualización de Intermediarios en el Registro Nacional de Valores e Intermediarios Personas Jurídicas** as of December 31, 2001.

14. Copy of the above mentioned Form dated December 31, 2001.

15. Spanish and English version of the letter dated April 05, 2002, addressed to the **Superintendencia de Valores**, the transfer from a bargain for 1.359 shares of the Corporation in favor of the Fernando Suárez Arana.

16. Spanish and English version of the letter dated April 05, 2002, addressed to the **Superintendencia de Valores**, the transfer from a bargain for 172 shares of the Corporation in favor of the Eugenio José López Marmolejo.

17. Spanish and English version of the letter dated April 15, 2002, addressed to the **Superintendencia de Valores**, including Form F-220-500 informing about the composition of the main non voting preferred stockholders and common stockholders, and remitting a copy of the **Acta No. 053** corresponding to the General Ordinary Assembly Meeting of common Stockholders to be held on March 22, 2002.

18. Copy of the above mentioned Form F-220-500.

19. Spanish and English version of the letter dated April 15, 2002, addressed to the **Superintendencia de Valores**, remitting a copy of the **Acta No. 011** corresponding to the General Assembly Meeting of Non-Voting Preferred Stock Holders.

20. Spanish and English version of the **Acta No. 053** of the General Ordinary Assembly Meeting of Common Stockholders of the Corporation and General Assembly Meeting of Non-Voting Preferred Stock Holders.

21. Spanish and English version of the **Acta No. 011** of the General Assembly Meeting of Preferred Stockholders, to be held on March 21, 2002, where Cititrust S.A. is authorized as representative to affirmatively vote the proposal presented by the Directors at the General Assembly Meeting of Common Stockholders, to be held on February 22, 2002.

22. Spanish and English version of the remissory letter dated April 30, 2002, addressed to the **Superintendencia de Valores**, including Forms F-220-511, F-220-515 and

F-220-516 informing about the composition of the main non-voting preferred stockholders and common stockholders, as well as general economic information about equity and other items, and general economic information about shares and shareholders.

23. Copy of the above mentioned Form F-220-511, F-220-515 and F-220-516.

24. Spanish and English version of the letter dated May 2, 2002, addressed to the **Superintendencia de Valores**, to inform them about the assigment under donation title of 1.452 shares of the Corporación in favor of Fundación para el Fomento de la Salud y Educación – Fundesa.

25. Spanish and English version of the letter dated May 02, 2002, addressed to the **Superintendencia de Valores**, to inform them about the assigment under donation title of 9.057 shares of the Corporación in favor of Universidad Autónoma de Bucaramanga.

26. Spanish and English version of the letter dated May 02, 2002, addressed to the **Superintendencia de Valores**, to inform them about the assigment under donation title of 159.499 shares of the Corporación in favor of Universidad Autónoma de Bucaramanga.

27. Spanish and English version of the letter dated May 02, 2002, addressed to the **Superintendencia de Valores**, to inform them about the assigment under donation title of 102.400 shares of the Corporacion in favor of Universidad de Los Andes.

28. Spanish and English version of the letter dated May 02, 2002, addressed to the **Superintendencia de Valores**, to inform them about the assigment under donation title of 333.174 shares of the Corporacion in favor of Universidad Autónoma de Bucaramanga.

29. Spanish and English version of the letter dated May 02, 2002, addressed to the **Superintendencia de Valores**, to inform them about the assigment under donation title of 318.608 shares of the Corporación in favor of Universidad Autónoma de Bucaramanga.

30. Spanish and English version of the letter dated May 02, 2002, addressed to the **Superintendencia de Valores**, to inform transfer of 137.370 shares as a donation given to the Fundación Universidad del Norte.

31. Spanish and English version of the letter dated May 02, 2002, addressed to the **Superintendencia de Valores**, to inform transfer of 388.470 shares as a donation given to Universidad Autónoma de Bucaramanga.

32. Spanish and English version of the letter dated May 3, 2002, addressed to the **Superintendencia de Valores**, the transfer from a bargain for 200 shares of the Corporation in favor of the Fernando Suárez Arana and Sebastian Flores Duque.

33. Spanish and English version of the letter dated May 03, 2002, addressed to the **Superintendencia de Valores**, the transfer of 21.608 shares as a donation given to Universidad Autonoma de Bucaramanga.

34. Spanish and English version of the letter dated May 03, 2002, addressed to the **Superintendencia de Valores**, the transfer of 16.883 shares as a donation given to Universidad Católica de Manizales.

35. Spanish and English version of the letter dated May 03, 2002, addressed to the **Superintendencia de Valores**, the transfer of 183.591 shares as a donation given to Universidad Católica de Manizales.

36. Spanish and English version of the letter dated May 03, 2002, addressed to the **Superintendencia de Valores**, the transfer from a bargain and sale between for 200 shares of the Corporación.

37. Spanish and English version of the letter dated May 03, 20002, addressed to the **Superintendencia de Valores**, the transfer of 252.000 shares as a donation given to Universidad de la Sabana.

38. Spanish and English version of the letter dated May 03, 2002, addressed to the **Superintendencia de Valores**, the transfer of 9.317 shares as a donation given to Fundación Universidad del Norte.

39. Spanish and English version of the letter dated May 07, 2002, addressed to the **Superintendencia de Valores**, the transfer of 546.600 shares as a donation given to the Fundación Universidad del Norte.

40. Spanish and English version of the letter dated May 09, 2002, addressed to the **Superintendencia de Valores**, the transfer of 90.685 shares as a donation given to the Fundación Universidad del Norte.

41. Spanish and English version of the letter dated May 09, 2002, addressed to the **Superintendencia de Valores**, the transfer of 78.000 shares as a donation given to Universidad Externado de Colombia.

42. Spanish and English version of the letter dated May 09, 2002, addressed to the **Superintendencia de Valores**, the transfer of 4.241 shares as a donation given to Universidad Autónoma de Bucaramanga.

43. Spanish and English version of the letter dated May 09, 2002, addressed to the **Superintendencia de Valores**, the transfer of 40.000 shares as a donation given to Fundación Universidad del Norte.

44. Spanish and English version of the letter dated May 09, 2002, addressed to the **Superintendencia de Valores**, the transfer of 26.000 shares as a donation given to Fundación Universidad del Norte.

45. Spanish and English version of the letter dated May 09, 2002, addressed to the **Superintendencia de Valores**, the transfer of 340.433 shares as a donation given to Fundación Universidad del Norte.

46. Spanish and English version of the letter dated May 09, 2002, addressed to the **Superintendencia de Valores**, the transfer of 137.370 shares as a donation given to Universidad Católica de Manizales.

47. Spanish and English version of the letter dated May 14, 2002, addressed to the **Superintendencia de Valores**, the transfer of 84.000 shares as a donation given to Fundación para el Fomento de la Salud y Educación – Fundesa.

48. Spanish and English version of the letter dated May 14, 2002, addressed to the **Superintendencia de Valores**, the transfer of 10.817 shares as a donation given to Universidad Autónoma de Bucaramanga.

49. Spanish and English version of the letter dated May 14, 2002, addressed to the **Superintendencia de Valores**, the transfer of 26.346 shares as a donation given to Universidad Autónoma de Bucaramanga.

50. Spanish and English version of the letter dated May 29, 2002, addressed to the **Superintendencia de Valores**, the transfer of 25.500 shares as a donation given to the Universidad Externado de Colombia.

51. Spanish and English version of the letter dated June 06, 2002, addressed to the **Superintendencia de Valores**, the transfer of 159.444 shares.

52. Spanish and English version of the letter dates June 07, 2002, addressed to the **Superintendencia de Valores**, the transfer of 134.000 shares as a donation given to the Fundación Universidad del Norte.

53. Spanish and English version of the letter dated June 12, 2002, addressed to the **Superintendencia de Valores**, the transfer of 4.859 shares as a fusion given to the Fondo Mutuo de Inversión de los Empleados de Almacenes Éxito S.A: y Didetexco S.A. – Fomexito.

54. Spanish and English version of the letter dated June 12, 2002, addressed to the **Superintendencia de Valores**, the transfer of 70.000 shares as a donation given to the Fundación Universitaria Manuela Beltrán.

55. Spanish and English version of the letter dated June 24, 2002, addressed to the **Superintendencia de Valores**, the transfer of 70.000 shares as a donation given to the Fundación Manuela Beltrán.

56. Spanish and English version of the letter dated June 24, 2002, addressed to the **Superintendencia de Valores**, the transfer of 6.000 shares as a donation giiven to the Universidad Autonoma de Manizales.

57. Copie of the Company's Financial Statements audited by Arthur Andersen y Cía. Ltda. as of December 2001.

58. Spanish version of the Certificate by which the Chamber of Commerce of Cali Witnesses the listing of the Corporation's Directors for the 2002 – 2004 period, and the appointment of the firm Arthur Andersen y Cía. as the Corporation's Auditor for the same period.

59. Publications on El Tiempo newspaper during April, May and June, 2002, with a publicity announcement of Corporation offering its services.

60. Publications on El Tiempo newspaper of March 27, 2002, about the Balances as of December 31, 2002 and the Statements of Results.

61. Publication of April 22, 2002, on **Semana** magazine, with a publicity announcement of Corporation offering its services.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclosed copy and returning if our messenger.

Very Truly yours,

Harold Abadía Campo
Vicepresident

FILE No. 823437

02 JUL 22 AM 10: 54

Cali, January 02, 2002

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia:	002-011 -	Corporación Financiera del Valle S.A.
	030 -	Informes trimestrales – emisores
	01 -	Solicitud/Presentación
		Con anexos

Hereby I am advising that we have recorded on the Non Voting Preferred Dividend Shareholders book of the Corporation the transfer of 9.500 shares as a donation given to the Universidad de la Sabana.

The above stocks belonged to the firm Vasquez Merchan y Cía. S. en C.

The previous record was accomplished taking into account the shareholders´s communication letter, copy of public deed No. 3544 from Notary's Office Five of Bogotá, letter aceptation, certificate of Chamber of Commerce of Bogotá.

Please find annexed circular letter No. 7 of the 1998 duly filled out.

Sincerely,

Mauricio Mejía Pardo
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20021-245
Fecha 08/01/2002 03:45:44 PM
Trámite 202 REPORTE DE ENAJENACION
Actividad 1 SOLICITUD / PRESENTACION
Dependencia 210 Anexos : 1 C1 90327

Cali, 02 de enero de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Dividendo Preferencial y sin Derecho a Voto de la Corporación Financiera del Valle S.A., el traspaso con ocasión de donación de 9.500 acciones de la Corporación, a favor de la Universidad Universidad de la Sabana.

Las acciones eran de propiedad de la sociedad Vasquez Merchan y Cía. S. en C.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia de la escritura pública de donación No. 3544 de la Notaria Quinta de Bogotá, carta de aceptación, certificado de la Cámara de Comercio de Bogotá.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Mauricio Mejía Pardo
Representante Legal

COPIA ...

COMO NOTARIO PRIMERO ENCARGADO
DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL
ORIGINAL DEL DOCUMENTO QUE HE TENIDO A
LA VISTA PARA LA CONFRONTACION
CALI, 18 JUL 2002
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

Licinio Galvez

Fecha reg. libro dic. 28/01

FILE No. 823437

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 9.500 Acciones Preferenciales

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.10% Preferenciales 0.14% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 4.500,00)

MONTO TOTAL TRASPASO:($ 42.750.000,00)

ENAJENANTE(S)						ADQUIRIENTE(S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Vasquez Merchan y Cia S. en C	860.063.810-1	71.600	0,77	62.100	0,67	Universidad de la Sabana	860.075.558-1	3.999	0,04	13.499	0,15

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- comunicación de la voluntad de donar del accionista
- copia escritura pública de donación No. 3544 de la Notaria Quinta de Bogotá
- certificado de la Cámara de Comercio de Bogotá
- carta de aceptación

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: MAURICIO MEJIA PARDO
C.C. Ó NIT: 16.601.625

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA ( ) BOLSA FECHA

...OR PATRIMONIAL CON VALOR ( ) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO

OBSERVACIONES

FILE No. 823437

02 JUL 22 AM 10:54

Cali, January 29, 2002

Cesar Edgar Rueda Gómez
Jefe Division Registro Nacional
De Valores e Intermediarios
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
030 – Informes Trimestrales - emisores
05 – Requerimientos
With annexes

In compliance with Resolution 1447 of 1994 if the Superintendencia de Valores, I am attaching Forms F-220-511, F-220-515 and F-220-516, duly completed as of December 31, 2001.

Sincerely,

Oscar Campo Saavedra
General Secretary

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20021-1588
Fecha : 31/01/2002 03:43:52 PM
Trámite : 30 INFORMES TRIMESTRALES - SOLICITUD / PRESENTACION
Actividad : 1
Dependencia: 220 Anexos : 1 JQ 91506

Cali, enero 29 de 2002

Doctor
Cesar Edgar Rueda Gómez
Jefe División Registro Nacional de Valores e Intermediarios
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-11 – Corporación Financiera del Valle S.A
030 – Informes trimestrales - emisores
05 – Requerimientos
Con anexos

Dando cumplimiento a lo ordenado en la Resolución No. 1447 de 1.994 de la Superintendencia de Valores, le remito debidamente diligenciados a diciembre 31 de 2001 los formularios F-220-511, F-220-515 y F-220-516.

Cordialmente,

Oscar Campo Saavedra
Secretario General

FAVOR DEVOLVER ESTA
COPIA FIRMADA

COMO NOTARIO PRIMERO ENCARGADO
DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACIÓN
CALI, 18 JUL 2002
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

SUPERINTENDENCIA DE VALORES

FORMATO 016

INFORMACION SOBRE PRINCIPALES ACCIONISTAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

Unidad de Captura	DESCRIPCION RENGLONES	Columna 01 NOMBRE DEL ACCIONISTA	Columna 02 IDENTIFICACION	Columna 03 TIPO DE * IDENTIFICACION	Columna 04 NACIONALIDAD	Columna 05 No. DE ACCIONES POSEIDAS	Columna 06 % DE PARTICIPACION
01	001 1er. Accionista ordinario						
	002 2do. Accionista ordinario						
	003 3er. Accionista ordinario						
	004 4to. Accionista ordinario						
	005 5to. Accionista ordinario						
	....						
	020 20o. Accionista ordinario						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Ordinarias					56.725.353	85,92%
02	001 1er. Accionista con dividendo Preferencial						
	002 2do. Accionista con dividendo Preferencial						
	003 3er. Accionista con dividendo Preferencial						
	004 4to. Accionista con dividendo Preferencial						
	005 5to. Accionista con dividendo Preferencial						
	....						
	020 20o. Accionista con dividendo Preferencial						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Preferenciales Sin Derecho a Voto					9.298.994	14,08%
03	001 1er. Accionista con acciones privilegiadas						
	002 2do. Accionista con acciones privilegiadas						
	003 3er. Accionista con acciones privilegiadas						
	004 4to. Accionista con acciones privilegiadas						
	005 5to. Accionista con acciones privilegiadas						
	....						
	020 20o. Accionista con acciones privilegiadas						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Privilegiadas						
04	999 Total Acciones en Circulación					66.024.347	100,00%

NOTA : Relacionar los veinte más importantes accionistas según participación en cada caso. **DICIEMBRE 31/2001** F - 220 - 511

* TIPO DE IDENTIFICACION: 1= CEDULA DE CIUDADANIA, 2= NIT, 3= TARJETA DE IDENTIDAD, 4= MENOR DE EDAD, 5= CEDULA DE EXTRANJERIA, 9= OTROS

Los campos sombreados no se deben diligenciar

FILE No. 823437

FILE No. 823437

PRIMEROS VEINTE ACCIONISTAS ORDINARIOS A DICIEMBRE 31 DE 2001

	NOMBRE DEL ACCIONISTA	IDENTIFICACION	NACIONALIDAD	No. ACCIONES POSEIDAS	% DE PARTICIPACION
1	FEDERACION NACIONAL DE CAFETEROS DE COLOMBIA (*)	860.007.538-2	COLOMBIANA	6.101.652	9,24
2	BANCO DE BOGOTA	860.002.964-4	COLOMBIANA	5.963.476	9,03
3	AMALFI S.A.	890.301.443-0	COLOMBIANA	4.880.142	7,39
4	BANCO POPULAR	860.007.738-9	COLOMBIANA	4.727.523	7,16
5	INGENIO PROVIDENCIA S.A.	891.300.238-6	COLOMBIANA	3.203.688	4,85
6	INTERNATIONAL FINANCE CORPORATION	830.053.770-1	CAPITAL NEUTRO	2.976.235	4,51
7	THE INDUSTRIAL BANK OF JAPAN LTD.	890.309.353-2	EXTRANJERA	1.970.888	2,99
8	CEMENTOS DEL VALLE S.A.	890.300.437-1	COLOMBIANA	1.828.601	2,77
9	INSTITUTO DE FOMENTO INDUSTRIAL - IFI	899.999.088-7	COLOMBIANA	1.811.539	2,74
10	CORPORACION ANDINA DE FOMENTO	860.540.041-4	CAPITAL NEUTRO	1.767.564	2,68
11	BANCO DE OCCIDENTE	890.300.279-4	COLOMBIANA	1.581.853	2,40
12	FIDUCIA MERC. IRREV. DE ADMON, GAR. Y PAGOS AZUC. DEL VALLE	800.167.598-1	COLOMBIANA	1.567.887	2,37
13	FIDUCIARIA DE OCCIDENTE S.A. FIDEIC. DE GAR. No.4-1136 FIDEIC. BEA	830.054.076-2	COLOMBIANA	1.158.213	1,75
14	PROMIGAS S.A.	890.105.526-3	COLOMBIANA	1.058.316	1,60
15	FONDO DE CESANTIAS PORVENIR	860.530.751-7	COLOMBIANA	1.000.000	1,51
16	INGENIO RIOPAILA S.A.	890.302.567-1	COLOMBIANA	901.787	1,37
17	BANCO CENTRAL HISPANOAMERICANO S.A.	800.141.426-0	EXTRANJERA	883.792	1,34
18	INDUSTRIAS DE ENVASES S.A.	891.300.120-6	COLOMBIANA	871.015	1,32
19	CITIBANK-COLOMBIA	860.051.135-4	EXTRANJERA	807.647	1,22
	INVERSIONES NACIONALES S.A.	815.001.755-3	COLOMBIANA	802.229	1,22
	Total primeros veinte accionistas			45.864.047	69,47
	Otros accionistas con menor participación			10.861.306	16,45
	Total acciones ordinarias			*56.725.353*	*85,92*

(*) El Comité Deptal. de Caf. del Valle, la Federación Nal. de Caf. de Colombia como Ad. del Fdo. Nal del Café y la Fed. Nal. de Caf. de Colombia Recursos Propios se toma como un solo accionista.

PRIMEROS VEINTE ACCIONISTAS PREFERENCIALES A DICIEMBRE 31 DE 2001

	NOMBRE DEL ACCIONISTA	IDENTIFICACION	NACIONALIDAD	No. ACCIONES POSEIDAS	% DE PARTICIPACION
1	COLOMBIANA DE LICITACIONES Y CONCESIONES LTDA.	800.249.942-5	COLOMBIANA	3.031.625	4,59
2	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	800.224.808-8	COLOMBIANA	2.614.455	3,96
3	CITIBANK GDR PROGRAM CORFIVALLE	800.185.375-2	EXTRANJERA	1.380.222	2,09
4	SURTIDORA DE GAS DEL CARIBE S.A. E.S.P.	890.400.869-9	COLOMBIANA	186.346	0,28
5	RODRIGUEZ BOLAÑOS MARIA DEL TRANSITO	20.227.483	COLOMBIANA	172.225	0,26
6	AGRICOLA BONANZA LTDA.	860.516.787-3	COLOMBIANA	138.436	0,21
	FUNDACION CLINICA EMMANUEL	860.027.073-5	COLOMBIANA	113.173	0,17
	ELVINGER COMERCIAL LIMITADA	830.017.486-1	COLOMBIANA	87.600	0,13
9	UNIVERSIDAD DE LOS ANDES	860.007.386-1	COLOMBIANA	80.320	0,12
10	JARAMILLO ARBOLEDA CARLOS	6.089.126	COLOMBIANA	64.461	0,10
11	VASQUEZ MERCHAN Y CIA. S EN C.	860.063.818-1	COLOMBIANA	62.100	0,09
12	ROBAYO CARDOZO HELMER DOUGLAS	79.340.564	COLOMBIANA	59.523	0,09
13	URIBE CANCINO FERNANDO	79.150.232	COLOMBIANA	43.581	0,07
14	DAVILA MCALLISTER CIA. S.C.S.	860.523.097-9	COLOMBIANA	40.330	0,06
15	DIOCESIS DE PALMIRA	891.380.050-0	COLOMBIANA	40.103	0,06
16	CITIBANK RULE 144A ADR PROGRAM CORFIVALLE	800.185.374-5	EXTRANJERA	39.762	0,06
17	CARDOZO DE ROBAYO OMAIRA	20.206.799	COLOMBIANA	32.778	0,05
18	QUINTERO CORREA YESID ANTONIO	6.237.960	COLOMBIANA	28.072	0,04
19	ROMERO DE BAQUERO MARIA NINY	20.298.386	COLOMBIANA	28.061	0,04
20	INVERSIONES R. MADRID Y CIA. S . EN C.	890.924.559-1	COLOMBIANA	27.640	0,04
	Total primeros veinte accionistas			8.270.813	12,53
	Otros accionistas con menor participación			1.028.181	1,56
	Total acciones preferenciales			9.298.994	14,08

Total acciones ordinarias	56.725.353	85,92
Total acciones preferenciales	9.298.994	14,08
Total acciones	66.024.347	100,00

SUPERINTENDENCIA DE VALORES

FORMATO - 020

INFORMACION ECONOMICA GENERAL SOBRE ACCIONES Y ACCIONISTAS DE LAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

UNIDAD CAPTURA		DESCRIPCION RENGLONES		COLUMNA 01		COLUMNA 02		COLUMNA 03		COLUMNA 04
				TRIMESTRE AÑO ACTUAL				TRIMESTRE AÑO ANTERIOR		
		COMPOSICION ACCIONISTAS Y ACCIONES		# ACCIONISTAS		# ACCIONES		# ACCIONISTAS		# ACCIONES
01	005	ACCIONES ORDINARIAS	2	202		56.725.353		199		56.725.353
	010	ACCIONES PRIVILEGIADAS		0		0		0		0
	015	ACCIONES CON DIVIDENDO PREFERENCIAL SIN VOTO		497		9.298.994		505		9.298.994
	999	NUMERO TOTAL	*	699	*	66.024.347	**	704	**	66.024.347
		COMPOSICION ACCIONISTAS								
02	005	% QUE REPRESENTAN PERSONAS NATURALES		76,93%		5,33%		77,78%		5,52%
	010	% QUE REPRESENTAN PERSONAS JURIDICAS		23,07%		94,67%		22,22%		94,48%
	999	TOTAL		100,00%		100,00%		100,00%		100,00%
03	005	% QUE REPRESENTAN INVERSIONISTAS EXTRANJEROS	1	4,00%	1	10,67%	1	6,60%	1	20,60%
	010	% QUE REPRESENTAN INVERSIONISTAS NACIONALES		96,00%		89,33%		93,40%		79,40%
	999	TOTAL		100,00%		100,00%		100,00%		100,00%
04	005	% QUE REPRESENTA INVERSION ENTIDADES PUBLICAS		0,88%		4,19%		0,58%		3,38%
	010	% QUE REPRESENTA INVERSION ENTIDADES PRIVADAS		22,19%		90,48%		21,65%		91,10%
	999	TOTAL		23,07%		94,67%		22,23%		94,48%
05		RANGOS SEGÚN PORCENTAJE DE ACCIONES POSEIDAS INDIVIDUALMENTE								
	005	HASTA - 3.00 %		98,83%		48,27%		98,70%		44,54%
	010	3.01 % - 10.00 %		1,17%		51,73%		1,30%		55,46%
	015	10.01 % - 20.00 %		0		0		0		0
	020	20.01 % - 30.00 %		0		0		0		0
	025	30.01 % - 40.00 %		0		0		0		0
	030	40.01 % - 50.00 %		0		0		0		0
	035	MAS DEL 50.00 %		0		0		0		0
	999	TOTAL		100,00%		100,00%		100,00%		100,00%

(*) 14 Accionistas tienen acciones ordinarias y con dividendo preferencial sin voto. **DICIEMBRE 31/2001** F - 220 - 515

(**) 11 Accionistas tienen acciones ordinarias y con dividendo preferencial sin voto.

(1) No se tiene en cuenta las acciones de la IFC por ser capital neutro (2.976.235 - 5.25%), ni las acciones de la CAF por ser una persona jurídica de derecho internacional público y se rige por las disposiciones contenidas en el Convenio Constitutivo firmado el 7 de febrero de 1968 (1.767.564 - 3,12%). ni las acciones con dividendo preferencial sin derecho de voto (Res. 51/91 - Compes).

(2) El Comité Deptal de Caf. del Valle, la Federación Nal. de Caf. de Colombia como Ad. del Fdo. Nal del Café y la Fed. Nal. de Caf. de Colombia Recursos Propios se toma como un solo accionista

FILE No. 823437

SUPERINTENDENCIA DE VALORES

FORMATO - 021

INFORMACION ECONOMICA GENERAL SOBRE PATRIMONIO Y OTROS RUBROS DE LAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

UNIDAD CAPTURA		DESCRIPCION RENGLONES	COLUMNA 01 TRIM. AÑO ACTUAL	COLUMNA 02 TRIM. AÑO ANTERIOR
01	005	VALOR NOMINAL DE LA ACCION	$ 10	$ 10
	010	VALOR PATRIMONIAL POR ACCION CON VALORIZACION	$ 5.931,72	$ 6.155,02
	015	VALOR PATRIMONIAL POR ACCION SIN VALORIZACION	$ 4.194,60	$ 4.527,15
	020	UTILIDAD O PERDIDA POR ACCION	($332,54)	($351,89)
02	005	VALOR DIVIDENDOS DECRETADOS ACCIONES ORDINARIAS	0	40,00
	010	VALOR DIVIDENDOS DECRETADOS OTRAS ACCIONES	0	0
	015	VALOR DIVIDENDOS DECRETADOS ACCIONES DIVIDENDO PREFERENCIAL	0	40,00
	999	VALOR TOTAL DIVIDENDOS DECRETADOS	0	2.620.027.040
03	005	VALOR TOTAL DIVIDENDOS POR ACCION ORDINARIA	0	2.251.009.760
	010	VALOR DIVIDENDO POR ACCION ORDINARIA EN EFECTIVO	0	0
	015	PERIODICIDAD DE PAGO DIVIDENDO POR ACCION ORDINARIA	0	ANUAL
	020	NUMERO DE PAGOS DIVIDENDOS POR ACCION ORDINARIA	0	1
	025	FECHA PRIMER PAGO	0	MARZO 31/2000
	030	VALOR DIVIDENDO POR ACCION ORDINARIA EN ACCIONES	0	40,00
	035	VALOR DIVIDENDO EXTRAORDINARIO POR ACCION	0	0
	040	VALOR DIVIDENDO POR ACCION PRIVILEGIADA	0	0
	045	VALOR DIVIDENDO POR ACCION CON DIVIDENDO PREFERENCIAL	0	40,00
04	005	NUMERO TOTAL DE EMPLEADOS	386	389
	010	% EMPLEADOS PERMANENTES	95,60%	94,86%
	015	% EMPLEADOS TEMPORALES	4,40%	5,14%
05	005	GASTO POR DEPRECIACION EN EL PERIODO	$ 277.635.800,35	$ 333.908.880,00
06	005	% UTILIZACION CAPACIDAD INSTALADA	0	0
07	005	OPERACIONES DE ADRs O GDRs EN EL EXTERIOR	$ 2.129.976.000,00	$ 1.569.583.008,00

MARZO 31/2002 F - 220 - 516

BALANCE APROBADO

FILE No. 823437

SUPERINTENDENCIA DE VALORES

FORMATO - 021

INFORMACION ECONOMICA GENERAL SOBRE PATRIMONIO Y OTROS RUBROS DE LAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

UNIDAD CAPTURA		DESCRIPCION RENGLONES	COLUMNA 01 TRIM. AÑO ACTUAL	COLUMNA 02 TRIM. AÑO ANTERIOR
01	005	VALOR NOMINAL DE LA ACCION	$ 10	$ 10
	010	VALOR PATRIMONIAL POR ACCION CON VALORIZACION	$ 6.410,04	$ 6.155,02
	015	VALOR PATRIMONIAL POR ACCION SIN VALORIZACION	$ 4.665,62	$ 4.527,15
	020	UTILIDAD O PERDIDA POR ACCION	$138,47	($351,89)
02	005	VALOR DIVIDENDOS DECRETADOS ACCIONES ORDINARIAS	0	40,00
	010	VALOR DIVIDENDOS DECRETADOS OTRAS ACCIONES	0	0
	015	VALOR DIVIDENDOS DECRETADOS ACCIONES DIVIDENDO PREFERENCIAL	0	40,00
	999	VALOR TOTAL DIVIDENDOS DECRETADOS	0	2.620.027.040
03	005	VALOR TOTAL DIVIDENDOS POR ACCION ORDINARIA	0	2.251.009.760
	010	VALOR DIVIDENDO POR ACCION ORDINARIA EN EFECTIVO	0	0
	015	PERIODICIDAD DE PAGO DIVIDENDO POR ACCION ORDINARIA	0	ANUAL
	020	NUMERO DE PAGOS DIVIDENDOS POR ACCION ORDINARIA	0	1
	025	FECHA PRIMER PAGO	0	MARZO 31/2000
	030	VALOR DIVIDENDO POR ACCION ORDINARIA EN ACCIONES	0	40,00
	035	VALOR DIVIDENDO EXTRAORDINARIO POR ACCION	0	0
	040	VALOR DIVIDENDO POR ACCION PRIVILEGIADA	0	0
	045	VALOR DIVIDENDO POR ACCION CON DIVIDENDO PREFERENCIAL	0	40,00
04	005	NUMERO TOTAL DE EMPLEADOS	386	389
	010	% EMPLEADOS PERMANENTES	95,60%	94,86%
	015	% EMPLEADOS TEMPORALES	4,40%	5,14%
05	005	GASTO POR DEPRECIACION EN EL PERIODO	$ 277.635.800,35	$ 333.908.880,00
06	005	% UTILIZACION CAPACIDAD INSTALADA	0	0
07	005	OPERACIONES DE ADRs O GDRs EN EL EXTERIOR	$ 2.129.976.000,00	$ 1.569.583.008,00

NO APROBADO

DICIEMBRE 31/2001 F - 220 - 516

NOTA: el valor intrínseco y la utilidad o perdida por acción, están sujetos a la aprobación del balance por parte de la Superintendencia Bancaria.

FILE No. 823437

02 JUL 22 AM 10: 56

Cali, February 22, 2002

Doctor
Jorge Gabriel Taboada Hoyos
Superintendente de Valores
Santafé de Bogotá

Referencia:	002 011 -	Corporación Financiera del Valle S.A.
	025 -	Assembly Reports – Supervised Entities
	04 -	Submission Request
		With annexes

Hereby I am advising that the Board of Directors of Corporación Financiera del Valle S.A. decided to convoke a Non Voting Preferred Dividend Shareholders General Meeting to be hel on Marchm 21, 2002 at 4:30 p.m. at the headquarters of Corporación Financiera del Valle S.A., located at Calle 10 No. 4-47, piso 23, Cali, so that the holders of such shares decide whether to exercise directly or throught their Representative Cititrust Colombia S.A., Sociedad Fiduciaria, the corresponding voting rights at the Ordinary General Shareholders' Meeting, under the terms of the Law and pursuant to the Regulation governing this type of shares.

Also, it convoked the Common Shareholders and Non Voting Preferential Dividend Shareholders Ordinary General Meeting to be held on March 22, 2002, from 10:00 a.m., in the room 5, floor 9, Club de Ejecutivos, located at Avenida 4 Norte No. 23 DN-65, Cali.

Please find annexed the calling for the meeting as it was published on El Pais and La Republica newspapers, on February 22, 2002, the Assembly Meeting order of the day and the report on Dividends related to Non Voting Preferred Dividend Stocks of year 2001 and the proposal for paying dividends, which is subject to the approval of the financial statements by the Bank Superintendency.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Legal Representative

Cali, 22 de Febrero de 2002

Doctor
Jorge Gabriel Taboada Hoyos
Superintendente de Valores
Santafé de Bogotá

Referencia: 002 011 - Corporación Financiera del Valle S.A.
025 - Informes de Asamblea - Entidades Vigiladas
04 - Solicitud - Presentación
Con anexos

Por medio de la presente informo a Usted que la Junta Directiva de la Corporación Financiera del Valle S.A. decidió convocar la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto para el 21 de Marzo de 2002 a las 4:30 p.m., en las oficinas de la Corporación Financiera del Valle S.A., situadas en la Calle 10 No. 4-47, piso 23 de la ciudad de Cali, para que los titulares de esta clase de acciones decidan si ejercitan directamente o a través de su Representante Cititrust Colombia S.A., Sociedad Fiduciaria, los derechos de voto que les corresponden en la Asamblea General Ordinaria de Accionistas, en los términos de la Ley y de acuerdo con el Reglamento que rige la emisión de estas acciones.

Igualmente convocó a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Ordinaria de Accionistas que se realizará el 22 de Marzo de 2002, a partir de las 10:00 a.m., en el Salón 5, Piso 9 del Club de Ejecutivos, ubicado en la Avenida 4 Norte No. 23 DN-65 de la ciudad de Cali.

Adjunto aviso de convocatoria publicado en los periódicos El País y La República, del 22 de febrero de 2002, el orden del día de la Asamblea Ordinaria y el Informe sobre el dividendo de las acciones con Dividendo Preferencial y sin Derecho a Voto, correspondiente al ejercicio de 2001 y la proposición del pago de dividendos, el cual está supeditado a la aprobación de los estados financieros por parte de la Superintendencia Bancaria.

Atentamente,

Amalia Correa Young
Vicepresidente Administrativa

Angela M. Gómez

FILE No. 823437

02 JUL 22 AM 10:56

Cali, February 22, 2002

Doctor
Augusto Acosta Torres
Presidente
Bolsa de Valores de Colombia
Santafé de Bogotá

Hereby I am advising that the Board of Directors of Corporación Financiera del Valle S.A. decided to convoke a Non Voting Preferred Dividend Shareholders General Meeting to be hel on Marchm 21, 2002 at 4:30 p.m. at the headquarters of Corporación Financiera del Valle S.A., located at Calle 10 No. 4-47, piso 23, Cali, so that the holders of such shares decide whether to exercise directly or throught their Representative Cititrust Colombia S.A., Sociedad Fiduciaria, the corresponding voting rights at the Ordinary General Shareholders' Meeting, under the terms of the Law and pursuant to the Regulation governing this type of shares.

Also, it convoked the Common Shareholders and Non Voting Preferential Dividend Shareholders Ordinary General Meeting to be held on March 22, 2002, from 10:00 a.m., in the room 5, floor 9, Club de Ejecutivos, located at Avenida 4 Norte No. 23 DN-65, Cali.

Please find annexed the calling for the meeting as it was published on El Pais and La Republica newspapers, on February 22, 2002, the Assembly Meeting order of the day and the report on Dividends related to Non Voting Preferred Dividend Stocks of year 2001 and the proposal for paying dividends, which is subject to the approval of the financial statements by the Bank Superintendency.

Sincerely,

Oscar Campo Saavedra
General Secretary

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Legal Representative

FILE No. 823437

FAVOR DEVOLVER
ESTA COPIA FIRMADA

BOLSA DE VALORES DE COLOMBIA
NIT. 8
Fecha
SUJETO A VERIFICACION

FEB 28 1 09 PM 2002

FIRMAMOS UNICAMENTE COMO RECIBIDO

Cali, 22 de Febrero de 2002

Doctor
Augusto Acosta Torres
Presidente
Bolsa de Valores de Colombia
Santafé de Bogotá

Por medio de la presente informo a Usted que la Junta Directiva de la Corporación Financiera del Valle S.A. decidió convocar la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto para el 21 de Marzo de 2002 a las 4:30 p.m., en las oficinas de la Corporación Financiera del Valle S.A., situadas en la Calle 10 No. 4-47 piso 23, de la ciudad de Cali, para que los titulares de esta clase de acciones decidan si ejercitan directamente o a través de su Representante Cititrust Colombia S.A., Sociedad Fiduciaria, los derechos de voto que les corresponden en la Asamblea General Ordinaria de Accionistas, en los términos de la Ley y de acuerdo con el Reglamento que rige la emisión de estas acciones.

Igualmente convocó a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Ordinaria de Accionistas que se realizará el 22 de Marzo de 2002, a partir de las 10:00 a.m., en el Salón 5, Piso 9 del Club de Ejecutivos, ubicado en la Avenida 4 Norte No. 23DN-65 de Cali.

Adjunto aviso de convocatoria publicado en los periódicos El País y La República, del 22 de febrero de 2002, el orden del día de la Asamblea Ordinaria y el Informe sobre el dividendo de las acciones con Dividendo Preferencial y sin Derecho a Voto, correspondiente al ejercicio de 2001 y la proposición del pago de dividendos, el cual está supeditado a la aprobación de los estados financieros por parte de la Superintendencia Bancaria.

Atentamente,

Oscar Campo Saavedra
Secretario General

COMO NOTARIO PRIMERO ENCARGADO
DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION
CALI, 18 JUL 2002

MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

2002 FEB 29 P 1:29

THE PRESIDENT OF

CORPORACION FINANCIERA DEL VALLE S.A.

IS HEREBY CALLING:

The General Assembly Meeting of holders of Non-Voting Preferred Stock to be held on March 21, 2002 at 4:30 p.m. at the headquarters of Corporación Financiera del Valle S.A., located at Calle 10 # 4-47, piso 23. The holders of such shares shall decide whether to exercise directly or through their Representative , Cititrust Colombia S.A., Sociedad Fiduciaria, the voting rights they have at the Ordinary General Meeting, under the terms of the Law and pursuant to the Regulations governing such type of shares.

It is also calling the Ordinary Assembly Meeting of holders of Non-Voting Preferred Stock to be held on March 22, 2002 10:00 a.m. in the 5th Room, Piso 9, Club de Ejecutivos, located at Avenida 4 Norte No. 23DN-65, Cali.

The Shareholders who may not personally attend the meetings, are kindly requested to designate the proxies representing them through a written notice sent to the Corporation's President, indicating the proxy's name, the person who may substitute his powers, and the type of shares represented.

The Balance and its annexes, as well as the information required by Article 446 of the Commerce Code, shall be available to the Shareholders at the Corporation's Secretary's office.

ALEJANDRO ZACCOUR URDINOLA
President
Cali, February 22, 2002

EL PRESIDENTE DE LA

CORPORACION FINANCIERA DEL VALLE S.A.

SE PERMITE CONVOCAR:

A la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 21 de marzo de 2002 a las 4:30 p.m. en las oficinas de la Corporación Financiera del Valle S.A., situadas en la Calle 10 # 4-47, piso 23, para que los titulares de esta clase de acciones decidan si ejercitan directamente o a través de su Representante Cititrust Colombia S.A., Sociedad Fiduciaria, los derechos de voto que les corresponden en la Asamblea General Ordinaria de Accionistas, en los términos de Ley y de acuerdo con el Reglamento que rige la emisión de estas acciones.

Igualmente convoca a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Ordinaria de Accionistas que se realizará el 22 de marzo de 2002, a partir de las 10:00 a.m., en el Salón 5, piso 9 del Club de Ejecutivos, situado en la Avenida 4 Norte No. 23DN-65 de Cali.

Se ruega a los Señores Accionistas que no puedan concurrir personalmente a las Asambleas, designar apoderados que los representen en escrito dirigido al Presidente de la Corporación, indicando el nombre del apoderado, el de la persona en quien éste pueda sustituir el poder, y la clase de acciones que representa.

El Balance y sus anexos, así como la información exigida por el Artículo 446 del Código de Comercio, se encuentran a disposición de los Señores Accionistas en las oficinas del Secretario de la Corporación.

ALEJANDRO ZACCOUR URDINOLA
Presidente
Cali, 22 de Febrero de 2002

FILE No 823437

EL PAÍS
CALI, VIERNES 22 DE FEBRERO DE 2002

02 JUL 22

Gobierno no ha tomado medidas e

"El libro de la se ha cerrado"



REDACCIÓN Y AGENCIAS
BOGOTÁ Y CALI

Los Países I
insisten en la s
al conflicto. ON
de secu

Ayer a primera hora el presidente de la Repúbli... se reunió el Consejo de Ministros, instancia en la cual analizaron las acciones tendientes a preservar el orden público en el país.

Sin embargo, ninguna decisión fundamental fue tomada en dicho ... lidad de ministro del Gabinete, con excep-

ONU lamenta rompimiento

La comunidad internacional rodeó ayer a Colombia y al presi-... sultó al Frente Común por

...or, el Estado de Conmoción ...r y el Estado de Emergencia ...mica y Social.

...o las condiciones actuales, ...ruptura del proceso de paz ...s Farc, de acuerdo con el pro- ...le Derecho Constitucional de ...versidad Libre, Alberto Ramos ...ras, el Presidente puede declarar el Estado de Conmoción Interior con la seguridad de que la Corte Constitucional lo aprobará.

"Las condiciones que exige la Constitución para que se decrete este Estado están dadas y por tal razón el Presidente podría hacer uso de él sin la preocupación de que la Corte Constitucional se lo vaya a tumbar".

La Constitución consagra en el Artículo 213 que para decretar el Estado de Conmoción Interior debe haber tres condiciones: que se atente contra la estabilidad institucional, la seguridad del Estado o la convivencia ciudadana y que dichas situaciones no puedan ser conjuradas mediante el uso de las atribuciones ordinarias de la Policía.

"La diferencia entre este Estado de Excepción y el de Sitio que era el que regía antes de 1991, es que el de Sitio no tenía una fecha límite. Desde 1949 se utilizó continuamente por todos los gobiernos esta figura y hubo algunos que incluso lo mantuvieron durante los cuatro años del período", precisa Ramos Garbiras.

Esta figura puede ser declarada en todo el territorio nacional o en parte de él y su duración es de 90 días que pueden ser prorrogables hasta por dos períodos iguales, pero esos deben estar aprobados por el Congreso de la República", puntualizó el abogado.

Esta situación puede ser decretada una vez cada año pero siempre bajo als mismas condiciones.

FINANCIERA
LA REPUBLICA

C
Viernes 22
de Febrero de 2002

Editor: Héctor Güiza Palomino
hguiza@la-republica.com.co

Banqueros, dispuestos a financiar la guerra



Fin
del proceso
de paz

LA REPUBLICA

Los banqueros dieron un espaldarazo incondicional a la determinación del gobierno de acabar los diálogos de paz con la guerrilla de las Farc, y se propusieron el establecimiento de una economía de guerra para financiar el fortalecimiento de las fuerzas armadas y la lucha sin cuartel contra el terrorismo y demás actividades delictivas.

La presidenta del Instituto Colombiano de Ahorro y Vivienda (Icav), María Mercedes Cuéllar, dijo que el sector empresarial está dispuesto a realizar más esfuerzos, mediante el pago de nuevos impuestos, para fortalecer las fuerzas militares, ante el fracaso de las conversaciones de paz.

Por su parte, la presidenta de Asobancaria, Patricia Cárdenas Santa María, señaló que el otorgamiento de nuevos aportes económicos al gobierno por parte del sector privado es un tema que será analizado en su momento.

A continuación, los planteamientos de algunos voceros del sector financiero sobre las acciones a tomar luego de roto el proceso de paz:



Dólar
Tasa promedio
Pesos por dólar
2.313.80
2.310.30
2.288.14
2.283.56

Sector financiero



Deuda externa

Bonos, afectados

LA REPUBLICA

A diferencia de los mercados locales, en donde la ruptura de los diálogos de paz y la zona de distensión fue tomada con relativa calma, los mercados internacionales prefirieron cubrirse de un posible deterioro del conflicto

Bolsa Colombia



INDICADORES ECONÓMICOS

DÓLAR

	HOY	AYER	DIA ANT.
TASA REPRESENTATIVA DEL MERCADO	$ 2.309.45	$ 2.282.94	$ 2.280.98
PROMEDIO PONDERADA-COMPRA	2.309.50	2.282.48	2.281.00
PROMEDIO PONDERADA-VENTA	2.309.40	2.283.39	2.280.96
CASAS DE CAMBIO-COMPRA	2.120.00	2.120.00	2.120.00
CASAS DE CAMBIO-VENTA	2.190.00	2.185.00	2.185.00
DOLAR CHEQUE - COMPRA	2.000.00	2.000.00	2.000.00
DOLAR CHEQUE - VENTA	2.300.00	2.300.00	2.300.00
DOLAR PARALELO-COMPRA	2.130.00	2.130.00	2.130.00
DOLAR PARALELO-VENTA	2.180.00	2.175.00	2.175.00

DEVALUACIÓN

	HOY	AYER	DIA ANT.
DIARIA ($)	26.51	1.96	- 8.00
CORRIDO DEL AÑO %	0.79	-0.35	- 0.44
CORRIDO MES %	1.97	0.80	0.71
ULTIMOS 90 DIAS %	-0.42	-1.37	- 1.29
ULTIMOS 12 MESES %	1.11	0.03	- 0.08

EN ENERO./01	0.52%	EN MAYO/01	-0.92%	EN SEPT/01	1.34%
EN FEB./01	0.74%	EN JUNIO/01	-1.12%	EN NOV./01	-0.06%
EN MARZO/01	2.34%	EN JULIO/01	-0.02%	EN DIC./01	0.99%
EN ABRIL/01	1.56%	EN AGOSTO/01	0.12%	EN ENE./02	-1.15%

FUENTE: Banco de la República - * Asobancaria

TASAS DE INTERES (%)

	ACT.	ANT.		ACT.	ANT.
DTF EFECTIVO ANUAL	10.82	10.70	TCC EFECTIVO ANUAL	12.67	12.71
DTF TRIMESTRE ANTIC.	10.14	10.04	TCC TRIMESTRE ANTIC.	11.75	11.79
DTF TRIMESTRE VENC.	10.41	10.30	TCC TRIMESTRE VENC.	12.11	12.15
DTF SEMESTRE ANTIC.	10.01	9.91	TCC SEMESTRE ANTIC.	11.58	11.61


11 12 13 14 15 18 19 20 21
Febrero / 2002
Fuente: Banco de la República

El dólar subió $24

LA REPUBLICA

Pese a que se esperaba que como consecuencia de la ruptura del proceso de paz se presentara una fuerte alza en la cotización del dólar, la verdad fue que los agentes del mercado cambiario tomaron la noticia con calma y al final de la jornada, la divisa repuntó sólo $24 variación calificada de "normal" para la coyuntura actual.

Como el repunte no fue exagerado, no hubo necesidad de que el Banco de la República entrara a intervenir, además porque cuando la divisa alcanzó una máxima de $2.326, muchos agentes salieron a vender para obtener utilidades.

MÁS INFORMACIÓN /2C



PATRICIA CÁRDENAS SANTA MARÍA, presidenta Asobancaria

Economía de guerra

El país debe permanecer unido para enfrentar la guerrilla, y el aporte económico a las fuerzas militares es algo que debe ser evaluado, dijo la presidenta de Asobancaria, Patricia Cárdenas.

Por su parte, la presidenta Instituto Colombiano de Ahorro y Vivienda (Icav), María Mercedes Cuéllar, resaltó la conveniencia de replantear las cosas, ya que la estrategia de paz utilizada hasta el momento no ha funcionado. "Es importante, entonces, montar una economía de guerra, lo que significaría el establecimiento de más impuestos".

Costos

El presidente de la Federación de Aseguradores Colombianos (Fasecolda), William Fadul Vergara, dijo que, en caso de desatarse un recrudecimiento de los atentados terroristas por parte de la guerrilla, podría registrarse un disparo de la siniestralidad.

saliendo a vender sus tenencias de bonos soberanos. No obstante, las ventas no llegaron al pánico y algunos en Wall Street predijeron tiempos mejores para el país.

Alberto Bernal, analista del banco de inversión Idea Global, explicó que la caída en el precio de los papeles también es consecuencia de una corrección técnica, ya que después de los de Rusia, los bonos de Colombia eran los que estaban más caros dentro de los países emergentes. En otras palabras, parecería que el *rally* (recuperación del precio) de los bonos nacionales está terminando.

"Los inversionistas que compraron bonos de Colombia hace nueve meses ya han tenido una apreciación de más de 20 puntos y por eso lo más prudente ha sido salirse para disminuir la exposición al riesgo", aclaró Bernal.

Según este analista, si no se producen escaladas terroristas de extrema gravedad, los *spreads* de la deuda colombiana no presentarán una disparada, sino que subirán paulatinamente.

Continúa BONOS / 2C



AUGUSTO ACOSTA TORRES, presidente Bolsa de Valores

No habrá fuga de capitales

El presidente de la Bolsa de Valores, Augusto Acosta Torres, descartó que el rompimiento de los diálogos de paz vaya a generar fuga de capitales.

Según dijo, la estabilidad observada en tasas de interés, inflación y tipo de cambio son factores que incluso pueden atraer recursos al país.

Prioridades del gobierno

En la nueva situación de orden público se presenta un cambio en las expectativas acerca de la orientación del gasto del gobierno. Lo más probable es que se flexibilice y se destine a los militares, lo que a su vez implicará mayores colocaciones de deuda pública y un aumento de las tasas de interés: Juan Manuel Velasco, analista de Inversionistas de Colombia.

MÁS INFORMACIÓN /2C

LIBOR (6 MESES)	2.05	2.04	PRIME RATE (180 DIAS)	4.75	4.75
INTERBANCARIA (E.A)	7.86	7.90	INTERBANCARIA (NOMINAL)	7.57	7.60

UVR $

MAÑANA	122.1721
HOY	122.1374
AYER	122.1026

INFLACIÓN %

	IPC	IPP
ENERO	0.80	0.4
ULT. 12 MESES	7.37	5.5
CORRIDO AÑO	0.80	0.4
TOTAL 2001	7.65	6.9

EXPANSION MONETARIA

REPOS CON TITULOS TRADICIONALES

PLAZO	OFERTAS PRESENTADAS VALOR NOMINAL ($)	TASAS EFECTIVAS MIN.	TASAS EFECTIVAS MAX.	OFERTAS APROBADAS VALOR NOMINAL ($)	TASA EFECT. CORTE
1 DIA	230.290.000.000.00	8.00	11.75	230.290.000.000.00	8.00
TOTAL	230.290.000.000.00			230.290.000.000.00	

DISTRIBUCION POR INTERMEDIARIO	NUMERO	VALOR COSTO ($) APROBADO
BANCOS COMERCIALES	15	160.600.000.000.00
COMPAÑIAS FIANCIERAS	4	63.000.000.000.00
COMPAÑIAS DE FINANCIAMIENTO	5	6.690.000.000.00

CONTRACCION MONETARIA

REPOS EN REVERSA

PLAZO	OFERTAS PRESENTADAS VALOR NOMINAL ($)	OFERTAS APROBADAS VALOR NOMINAL ($)	TASA EFECT. CORTE
1 DIA	181.000.000.000.00	181.000.000.000.00	7.00
TOTAL	181.000.000.000.00	181.000.000.000.00	

DISTRIBUCION POR INTERMEDIARIO	NUMERO	VALOR COSTO ($) APROBADO
BANCOS COMERCIALES	2	181.000.000.000.00

Resúmen de la subasta

TES UVR / 21 febrero 2002

Monto aprobado	$1,12 billones
Ofertas recibidas	$1,514 billones
Tasa de corte	7,80%
Variación	0 puntos básicos
Plazo	10 años
Tasa cupón	7%

Fuente: Crédito Público

Rapados los TES

LA REPUBLICA

El mercado de deuda pública interna fue el que mejor salió librado de la ruptura del proceso de paz.

Continúa TES / 2C

Aprueban dividendos en Bancolombia

Total a distribuir ascenderá a $48.000 millones.

Por José Alejandro Pérez M.
Corresponsal en Medellín
LA REPUBLICA

En desarrollo de la asamblea de accionistas de Bancolombia, celebrada ayer, fue aprobada la distribución de un dividendo de $21 por acción y trimestre tanto para las acciones ordinarias como para las privilegiadas, lo que implica la entrega a sus propietarios de recursos por $48.442 millones de las utilidades netas del año anterior por $90.123 millones.

Igualmente se aprobó la constitución de una reserva para futuros repartos por $45.979 millones, una reserva legal de $9.012 millones y una reserva por valoración de inversiones a precio de mercado por $1.734 millones.



JORGE LONDOÑO SALDARRIAGA, presidente Bancolombia

El presidente de la entidad, Jorge Londoño Saldarriaga, llamó la atención de los empresarios en torno a una reacción todavía lenta en la demanda de crédito para el impulso de nuevos proyectos de inversión, aunque sostuvo que se vio un mejor comportamiento frente a la casi parálisis registrada durante el 2000.

Como parte de su tarea por impulsar líneas especiales a diferentes sectores productivos, Bancolombia entregó durante el año anterior recursos por $900.000 millones a la pequeña y mediana empresa en 26.000 operaciones. De estos créditos $127.000 millones están respaldados por el Fondo Nacional de Garantías.

Colpatria financiará más viviendas

LA REPUBLICA

El Banco Colpatria financiará viviendas diferentes a las de interés social, con una tasa de interés preferencial de 13% efectivo anual más UVR (un punto por debajo del promedio ofrecido por las demás entidades financieras).

Con esa tasa especial, el cliente tendrá la oportunidad además de recibir un préstamo hasta por el 70% del valor total de la vivienda adquirida.

Quienes requieran recursos para vivienda de interés social también tendrá la posibilidad de optar por una financiación de hasta el 80% del inmueble, con una tasa de 11% efectivo anual más UVR.

En vivienda de interés social Multibanca Colpatria reafirma su compromiso de prestar a los trabajadores independientes, personas que por su condición laboral han visto cerradas las puertas de acceso al crédito.

En efecto, ayer el riesgo país de Colombia creció en 28 puntos básicos, al pasar de 600 a 628, según el Indice de Bonos de Mercados Emergentes de JP Morgan (Embi). Este diferencial se mide frente a los bonos del Tesoro de Estados Unidos más seguros y entre más grande sea ese margen, mayor es la percepción de riesgo de un incumplimiento de pagos por parte del país que haya emitido los bonos.

Marino Salgado, analista de Profesionales de Bolsa, indicó que hacía rato no se veía un aumento tan grande en el Embi de Colombia, pero que si se compara con el de otros países no ha sido exagerando, ya que no más en el caso de argentina el Embi subió en un solo día 50 puntos básicos.

Pero más allá de los resultados de ayer, la verdad es que los analistas internacionales confían en que luego del susto que provocó la ruptura de los diálogos, el país vuelva a la normalidad, ya que durante los últimos 30 años se ha acostumbrado a vivir en medio del conflicto.

"Esperamos que el ambiente se recupere en las próximas semanas y meses cuando los colombianos tengan una percepción de que su gobierno está haciendo huir a los rebeldes", dijo a Reuters Christian Stracke de Commerzbank Capital.

TES / 1C

En efecto, la Nación logró colocar $1,11 billones en Títulos de Tesorería (TES) indexados a la UVR.

Aunque no se completó el cupo, que era de $1,35 billones, los inversionistas estuvieron tranquilos tras el anuncio del Ministro de Hacienda de recortar el gasto público, lo que da más tranquilidad en materia de déficit fiscal.

Los papeles de la subasta de ayer, que tienen vencimiento a diez años, registraron una tasa de corte de 7,80%, la cual se mantuvo sin variación frente a la subasta anterior, que se realizó el 17 de enero pasado.

El monto colocado ayer es el mayor monto captado por el gobierno a través de una subasta de los muy apetecidos títulos TES. Se recibieron demandas por $1,22 billones a tasas entre 7,60% y 8% y se realizó sólo una vuelta.

Incluyendo la operación de ayer, el gobierno ha captado $2,38 billones en lo corrido de 2002, de una meta de $4,5 billones para todo el año.

deuda pública

LA REPÚBLICA

Juan Manuel Velasco, analista de Inversionistas de Colombia, consideró que con la nueva situación de orden público se presenta un cambio en las expectativas acerca de la orientación del gasto del gobierno.

"Lo más probable es que se flexibilice y se destine a los militares, lo que a su vez implicará mayores colocaciones de deuda pública y un aumento de las tasas de interés", sostuvo.

Velasco dijo que el rompimiento de los diálogos de paz también afecta las expectativas con respecto al crecimiento económico, dependiendo de las decisiones de los empresarios frente a la posibilidad de un conflicto completo.

Por su parte, Felipe Gómez de Suvalor, afirmó que el sector financiero va aprovechar la noticia para tomar utilidades o simplemente especular en el mercado. Precisó que los efectos claros sólo se sabrán cuando el gobierno anuncie las medidas que va a tomar y la guerrilla responda.

"Inicialmente va a haber mayor gasto militar, lo que ayudará a fortalecer la economía y eso se ha comprobado en Estados Unidos.

caria expresó que ello hace parte de una situación que sería evaluada, según los requerimientos necesarios.



Fin
del proceso de paz

Economía de guerra

A su turno, la presidenta del Instituto Colombiano de Ahorro y Vivienda (Icav), María Mercedes Cuéllar, manifestó que, ante la gravedad de la situación, todo el país está dispuesto a colaborar con el gobierno para superar los problemas presentados en el campo de orden público.

Para ella, es necesario replantear las cosas, ya que la estrategia de paz utilizada hasta el momento no ha funcionado. "Es importante, entonces, montar una economía de guerra, lo que significaría el establecimiento de más impuestos. Eso es fundamental porque lo que viene ocurriendo no tiene satisfecho a nadie".

Según ella, aunque no se sabe a ciencia cierta qué pueda pasar, lo más probable es que el rompimiento de los diálogos no tenga un impacto importante sobre la economía, ya que esto hace parte de algo que ya había sido descontado por los diferentes agentes.

De otro lado, la presidenta del Icav dijo que en los últimos años ha habido avances en la persecución de dineros ilícitos y la detección de movimientos de cuentas que financia el terrorismo, luego de la política implementada en ese campo durante los últimos meses por parte del gobierno de Estados Unidos.

Frente a la nueva situación de orden público, Luis Fernando López Roca, presidente de la Asociación de compañías de financiamiento comercial (Afic) indicó que ahora las entidades financieras podrían ser blanco de ataques por parte de los alzados en armas.

En cuanto a la posibilidad de retiros por parte de los ahorradores como medida de protección ante un empeoramiento del conflicto, el dirigente gremial dijo que las CFC tienen ese tema controlado ya que la mayoría de sus depósitos están en CDT.

A seguir invirtiendo

El presidente de Leasing Bogotá, Gonzalo Varela, también respaldó la determinación del gobierno de dar por terminada la zona de despeje y previó que el desempeño de la economía no se verá afectado por la situación de orden público.

"El país ya está en guerra desde hace varios años y simplemente lo que se requiere es conservar la calma y seguir adelante con las inversiones proyectadas en los diferentes sectores".

En igual sentido se refirió el presidente del Banco Unión Colombiano, Juan Fernando Posada, quien resaltó la importancia de rodear al gobierno en estos momentos para cerrar filas contra el terrorismo y quienes siguen empeñados en alterar el orden constitucional.

Recordó que a lo largo de los últimos años los bancos, en coordinación con la Superintendencia Bancaria, han venido implementado medidas para determinar quiénes son sus clientes y, de esta manera, detectar los movimientos de dineros ilícitos a través del sistema financiero.

Entre tanto, el presidente de Leasing Colombia, Alvaro Motta, destacó la necesidad de extremar los controles contra el lavado de dineros, ya que es elevado el monto de los recursos que mueven los grupos al margen de la ley.

Costo en seguros

El presidente de la Federación de aseguradores colombianos (Fasecolda), William Fadúl Vergara, manifestó que más allá de la ruptura del proceso de paz lo que preocupa es el posible incremento de las acciones terroristas, ya que ello podría aumentar la siniestralidad y tener un impacto sobre las primas de los seguros.

Para el directivo, el impacto se sentiría principalmente en pólizas como la de actos mal intencionados de terceros (Amit), la de transporte, incendio, protección de vehículos de servicio público, seguros de vida individuales y grupales, así como los de riesgos profesionales.

con nerviosismo, existe conciencia en los operadores de reacción con prudencia.

Calificó de "clara" la situación macroeconómica del país, caracterizada por un índice de inflación controlada, bajas tasas de interés y un tipo de cambio estable, "que son garantías suficientes para que haya claridad y tranquilidad en los mercados".

Sobre una posible corrida de capitales explicó que la economía ya descontó ese efecto, porque no es la primera vez que hay problemas de este tipo y porque en los últimos años han salido US$4.000 millones.

«Me parece que más bien sería el momento en que muchos capitales regresaran. Que la corrida de capitales ha estado por cuenta de la incertidumbre y la desconfianza que se había generado alrededor de la zona de distensión», afirmó.

Comportamiento de mercados

Dólar subió $24

Se espera que hoy continúe la tendencia alcista de la divisa, aunque existe tranquilidad entre los inversionistas

LA REPUBLICA

Los mercados arrancaron ayer con la noticia del rompimiento de los diálogos de Paz y la eliminación de la Zona de distensión, lo que hizo que desde el comienzo de la jornada se vieran presiones alcistas en el dólar y bajistas en la Bolsa.

En el caso del mercado cambiario, sin embargo, la subida no fue tan alta como para prender las luces de alarma del Banco de la República. En efecto, la tasa de cambio alcanzó una máxima de $2.326 y en ese momento muchos agentes salieron a vender para obtener utilidades.

Erika Montañez, analista de Corredores Asociados, dijo que ahora los agentes "se mueren del susto quedándose con posiciones largas" y por eso prefieren liquidar. Precisó que las autoridades son más estrictas en cuanto al tema especulativo.

Para que el Banco Central se viera forzado a intervenir se hubiera necesitado una devaluación de 4% es decir, que la tasa de cambio subiera cerca de $80 y esa no fue la situación. Pese a todo el alboroto generado por el tema de orden público, la cotización del dólar cerró en $2.314, lo que implicó un aumento de $24 frente a la jornada del miércoles.

El mercado promedió en $2.310,26, en 370 operaciones por US$284,51 millones.

Según el informe diario de Suvalor, el repunte de $24 en la tasa de cierre ayudará para que a partir de mañana vuelvan otra vez los registros de devaluación del peso, acontecimiento que ha sido bastante esporádico en lo que va de 2002.

Las expectativas cambiarias para la jornada de hoy no están muy claras porque dependen de los desarrollos que se den en el tema del conflicto interno. No obstante, los analistas consideran que es factible que se refuerce la tendencia alcista. Montañez indicó que el fortalecimiento del dólar dependerá de qué tan grave sea la situación, pero que es factible que aumente la demanda de divisas como una medida de cobertura para el fin de semana.

Sin embargo, tal como ocurrió en la sesión de ayer, los comisionistas consideran que en la medida en que el dólar suba más, se incentivará la recolección de utilidades por parte de los agentes, haciendo que se fortalezca una resistencia psicológica del mercado en un nivel de $2.320.

Caída en Bolsa

El comportamiento de la Bolsa no fue ajeno a la situación de orden público y por eso presentó una caída de 2,38%. De 19 acciones negociadas, nueve perdieron precio.

Las principales caídas fueron protagonizadas por Carulla (8,88%), Cementos Argos (1,35%), Valores Bavaria (4,88%), Cementos Caribe (3,85%), Bavaria (1,35%) y Nacional de Chocolates (1,80%).

Las únicas alzas, entre tanto, favorecieron a Almacenes Exito y Noel, títulos que terminaron la rueda con una valorización de 1,32% y 0,68%, respectivamente y con precios de cierre de $3.445 y $5.487.

El total transado fue de $2.408 millones, de los cuales los $825,2 millones correspondieron a Almacenes Exito y $456 millones a Cementos Argos. Según los comisionistas, las caídas presentadas son normales dentro del rango de fluctuaciones de los últimos días y considerando la situación actual de orden público, pero a evolución de los acontecimientos seguirá siendo el factor que determine la tendencia de la renta variable, que indudablemente continuará estando volátil.

BONOS / 1C

Efectos en

Espaldarazo de los banqueros al gobierno

Aporte de más recursos del sector privado para financiar gasto militar es un factor que será evaluado, dice presidenta de Asobancaria.

Aseguradores temen por aumento de siniestralidad.

Presidente de Bolsa Colombia descarta fuga de capitales.



WILLIAM FADUL VERGARA, presidente Fasecolda



MARÍA MERCEDES CUÉLLAR, presidenta Icav



ÁLVARO MOTTA, presidente Leasing Colombia



LUIS FERNANDO LÓPEZ ROCA, presidente AFIC

LA REPUBLICA

Banqueros y representantes del mercado de valores dieron su espaldarazo a la decisión del presidente Pastrana de dar por terminada la zona de despeje y los diálogos de paz con la guerrilla de las Farc.

Para los consultados, es hora de rodear al gobierno y de apoyar todas las medidas que éste adopte para fortalecer la fuerza pública legalmente constituida y enfrentar una mayor escalada terrorista.

Incluso, algunos se mostraron de acuerdo con contribuir a financiar el fortalecimiento de las fuerzas armadas, así haya necesidad de crear más impuestos.

La presidenta de la Asociación Bancaria y de Entidades Financieras de Colombia (Asobancaria), Patricia Cárdenas Santa María, sostuvo que el país debe permanecer unido para enfrentar a la guerrilla, y preservar la a calma y la serenidad.

Frente a un posible aporte económico a las fuerzas militares, la presidenta de Asoban-

"No habrá fuga de capitales"

El presidente de la Bolsa Colombia, Augusto Acosta Torres, explicó que si bien los mercados del dólar y bursátil abrieron ayer

FILE No. 823437

02 JUL 22 AM 10: 51

Cali, February 26, 2002

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am informing that referring to the succession process of Mrs. Nelly Diago de Guerrero, we have recorded on our Non Voting Preferred Dividend Shareholders Book of Corporacion Financiera del Valle S.A., the assigment of 65 corporation's shares, on behalf of the following individuals:

Carlos Alberto Guerrero Herrera 32 shares
Liliana Guerrero de Morales 11 shares
Adriana Guerrero Diago 11 shares
Fernando Guerrero Diago 11 shares

The above registration was made pursuant to advising copy of public deed No. 4.469 from Notary's Office Three of Cali and the titles.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

COMO NOTARIO PRIMERO ENCARGADO
DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL
ORIGINAL DEL DOCUMENTO QUE HE TENIDO A
LA VISTA PARA LA CONFRONTACION
CALI,

MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

FILE No. 823437

Cali, 26 de febrero de 2002

Superintendencia de Valores
No.Radicación : 20022-8798
Fecha : 27/02/2002 03:16:23 PM
Trámite : 201 INFORMES DE COLOCACION D
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos : 1 C1 93407

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud / Presentación
Con anexos

2002
SOLO
COMO RECIBIDO

Por medio de la presente le informo que dentro del proceso de sucesión de la señora Nelly Diago de Guerrero, hemos registrado en nuestro libro de Accionistas con Dividendo Preferencial y sin Derecho a Voto de la Corporación Financiera del Valle S.A., la adjudicación de 65 acciones de la Corporación, a favor de las siguientes personas:

Carlos Alberto Guerrero Herrera 32 acciones.
Liliana Guerrero de Morales 11 acciones.
Adriana Guerrero Diago 11 acciones.
Fernando Guerrero Diago 11 acciones.

El anterior registro se realizó teniendo en cuenta, la copia de la escritura pública de sucesión No. 4.469 de la Notaria Doce de Cali y los títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

FAVOR DEVOLVER SOLA
COPIA FIRMADA

Licifio Gálvez

COMO NOTARIO PRIMERO ENCARGADO
DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL
ORIGINAL DEL DOCUMENTO QUE HE TENIDO A
LA VISTA PARA LA CONFRONTACION
CALI, 18 JUL 2002

MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

FILE No. 823437

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 65 Acciones Preferenciales

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.00% Preferenciales 0.00% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 1.800,oo)

MONTO TOTAL TRASPASO:($ 117.000,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Nelly Diago de Guerrero	38.966.055	65	0,00	0	0,00	Carlos Alberto Guerrero Herrera	2.419.448	0	0,00	32	0,00
						Liliana Guerrero de Morales	31.878.242	65	0,00	76	0,00
						Adriana Guerrero Diago	31.887.811	65	0,00	76	0,00
						Fernando Guerrero Diago	6.421.818	65	0,00	76	0,00

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: traspaso con ocasión de sucesión

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(*Relacionar los anexos*): *copia escritura pública de sucesión No. 4.469 de la Notaria Doce de Cali.*
titulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA

VALOR PATRIMONIAL CON VALOR

RADICACION Y FECHA DE DILIGENCIAMIENTO

OBSERVACIONES

Amalia Correa Young
Representante Legal

FAVOR DEV... ESTA
COPIA FIRMADA

FILE No. 823437

Cali, February 26, 2002

02 JUL 22 AM 10: 53

Citibank, N. A.
Att.: Mr. Ricardo R. Szlezinger
Assistant Vice President
New York

General Assembly Meeting of Preferred Stockholders 2002

Dear Sir:

Pursuant to the Company's statutes, we are hereby advising that the Corporation's President has called a General Assembly Meeting of Non-Voting Preferred Stockholders, so that the holders of such stocks decide whether to exercise directly or through their representative Cititrust Colombia S.A., Sociedad Fiduciaria, their voting rights at the General Assembly Meeting of Common Shareholders, under the terms of the Law and pursuant to the Regulation governing the issuance of such stocks.

The voting rights of the holders of the Non-Voting Preferred Stocks at the General Assembly Meeting of Common Shareholders have been determined because the Company has not produced any profit that allows to pay the minimum dividend on the preferred stocks during two consecutive fiscal years.

We are accompanying this letter with the notice of the meeting and the order of the days of the assembly meetings to be held.

Sincerely,

Oscar Campo Saavedra
General Secretary

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Cali, febrero 26 de 2002

Citibank, N. A.
Att.: Mr. Ricardo R. Szlezinger
Assistant Vice President
New York

2002 Asamblea General de Accionistas con Dividendo Preferencial

Estimado Señor:

De conformidad con los estatutos de la Compañía, les informamos que el Presidente de la Corporación ha convocado una Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto, para que los titulares de esta clase de acciones decidan si ejercitan directamente o a través de su Representante Cititrust Colombia S.A., Sociedad Fiduciaria, los derechos de voto que les corresponden en la Asamblea General Ordinaria de Accionistas, en los términos de la Ley y de acuerdo con el Reglamento que rige la emisión de esta clase de acciones.

Los derechos de voto que les corresponde a los titulares de las Acciones con Dividendo Preferencial y sin Derecho a Voto en la Asamblea General Ordinaria de Accionistas están determinados porque la Compañía no ha generado utilidades que le permitan pagar el dividendo mínimo sobre las acciones preferenciales durante dos años fiscales consecutivos.

Les acompañamos el aviso de convocatoria y los órdenes del día de las dos asambleas a realizarse.

Atentamente,

Oscar Campo Saavedra
Secretario General

FILE No. 823437

Cali, 26 de Febrero de 2002

Señores
Cititrust Colombia S.A., Sociedad Fiduciaria
Atn.: Dra. María Eugenia de Orozco
Presidente
Santafé de Bogotá

Referencia: Asamblea Accionistas con Dividendo Preferencial y sin Derecho a Voto 20002.

Dando cumplimiento a los estatutos sociales nos permitimos informarles que la Presidencia de la Corporación ha convocado la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto y la Asamblea General Ordinaria de Accionistas, las cuales se llevarán a cabo los próximos 21 y 22 de marzo, respectivamente.

La primera de las reuniones tendrá como objeto que los titulares de las acciones preferenciales decidan si ejercitan directamente o a través de su representante Cititrust Colombia S.A., Sociedad Fiduciaria los derechos de voto que les corresponden en la Asamblea General Ordinaria, en los términos de ley.

Acompaño borrador de la carta que se dirigirá a los Accionistas con Dividendo Preferencial y sin Derecho a Voto citándolos a las respectivas reuniones.

Atentamente,

Oscar Campo Saavedra
Secretario General

COMO NOTARIO PRIMERO ENCARGADO
DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION
CALI, 18 JUL 2002
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

FILE No. 823437

02 JUL 22 AM 10:56

Cali, March 11, 2002

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am advising that we have recorded in out Common Stockholders book of Corporación Financiera del Valle S.A., the transfer of 46.700 shares as a donation given to Corporación Universitaria Tecnológica de Bolivar.

The above stocks belonged to the firm Surtidora de Gas del Caribe S.A. E.S.P.

The above registration was made pursuant to advise letter expressing the shareholder's will to make such donation, copy of public deed No. 2.061 from Notary's Office Fifth of Cartagena, extract of Minute No. 152 of the Board of Directors of Surtigas S.A. E.S.P., Statutory Auditor´s certificate, Accountant certificate, Certificate of existence and representation of Surtigas S.A. E.S.P. issued by the Chamber of Commerce of Cartagena and ICFES certificate.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Harold Abadía Campo
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20023-1016
Fecha : 14/03/2002 03:21:53 PM
Trámite : 202 REPORTE DE ENAJENACION DE ACC
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos : 1 MM 94637

Cali, 11 de marzo de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud / Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Dividendo Preferencial y sin Derecho a Voto de la Corporación Financiera del Valle S.A., el traspaso con ocasión de donación por 46.700 acciones de la Corporación, a favor de la Corporación Universitaria Tecnológica de Bolívar.

Las acciones eran de propiedad de las sociedad Surtidora de Gas del Caribe S.A. E.S.P.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia de la escritura pública de donación No. 2.061 de la Notaria Quinta de Cartagena, Extracto de Acta de Junta Directiva No. 152 de Surtigas S.A. E.S.P., certificado del Revisor Fiscal de Surtigas S.A. E.S.P., certificado del Contador de Surtigas S.A. E.S.P., certificado de existencia y representación de Surtigas S.A. E.S.P expedido por la Cámara de Comercio de Cartagena y certificado del Icfes.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Harold Abadía Campo
Representante Legal

COMO NOTARIO PRIMERO ENCARGADO
DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION
CALI, 18 JUL 2002
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

Licinio Galvez

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 46.700 Acciones Preferenciales

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.50% Preferenciales 0.07% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 1.500,00)

MONTO TOTAL TRASPASO:($ 70.050.000,00)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Surtidora de Gas del Caribe S.A.	890.400.869-9	186.346	2,00	139.646	1,50	Corporación Universitaria	890.401.962-0	0	0,00	46.700	0,50
E.S.P.						Tecnológica de Bolivar.					

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos)

- comunicación de la voluntad de donar del accionista
- copia escritura pública de donación
- copia del acta de junta directiva
- certificado del revisor Fiscal
- certificado del contador
- certificado de la Cámara de Comercio de Cartagena

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: HAROLD ABADIA CAMPO

C.C. Ó NIT: 19.138.669

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA ($) BOLSA FECHA

VA[illegible]OR PATRIMONIAL CON VALOR ($) FECHA

R[illegible]CACION Y FECHA DE DILIGENCIAMIENTO

OBSERVACIONES:

Harold Abadía Campo

Representante Legal

FILE No. 823437

FILE No. 823437

02 JUL 22 AM 10: 5?

Cali, March 11, 2002

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am advising that we have recorded on the Non Voting Preferred Dividend Shareholders book of the Corporación the transfer of 53.400 shares as a donation given to Fundación Universidad del Norte.

The above stocks belonged to the firm Surtidora de Gas del Caribe S.A. E.S.P.

The above registration was made pursuant to advise letter expressing the shareholder's will to make such donation, copy of public deed No. 2.130 from Notary's Office Fifth of Cartagena, extract of Minute No. 152 of the Board of Directors of Surtigas S.A. E.S.P., Statutory Auditor´s certificate, Accountant certificate, Certificate of existence and representation ofe Surtigas S.A. E.S.P. issued by the Chamber of Commerce of Cartagena and certificate from the Directive Council of Universidad del Norte Foundation.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Harold Abadía Campo
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20023-1017
Fecha : 14/03/2002 03:23:41 PM
Trámite : 202 REPORTE DE ENAJENACION DE ACC
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos : 1 MM 94638

Cali, 11 de marzo de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Dividendo Preferencial y sin Derecho a Voto de la Corporación Financiera del Valle S.A., el traspaso con ocasión de donación por 53.400 acciones de la Corporación, a favor de la Fundación Universidad del Norte.

Las acciones eran de propiedad de las sociedad Surtidora de Gas del Caribe S.A. E.S.P.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia de la escritura pública de donación No. 2.103 de la Notaria Quinta de Cartagena, Extracto de Acta de Junta Directiva No. 152 de Surtigas S.A. E.S.P., certificado del Revisor Fiscal de Surtigas S.A. E.S.P., certificado del Contador de Surtigas S.A. E.S.P., certificado de existencia y representación de Surtigas S.A. E.S.P expedido por la Cámara de Comercio de Cartagena y certificado de la Secretaria del Consejo Directivo de la Fundación Universidad del Norte.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Harold Abadía Campo
Representante Legal

COMO NOTARIO PRIMERO ENCARGADO
DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL
ORIGINAL DEL DOCUMENTO QUE HE TENIDO A
LA VISTA PARA LA CONFRONTACION
CALI, 18 JUL 2002
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

Licinio Galvez

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 53.400 Acciones Preferenciales

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.57% Preferenciales 0.08% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 1.500,00)

MONTO TOTAL TRASPASO:($ 80.100.000,00)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Surtidora de Gas del Caribe S.A. E.S.P.	890.400.869-9	139.646	1,50	86.246	0,93	Fundación Universidad del Norte	890.101.681-9	43	0,00	53.443	0,57

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos)

- comunicación de la voluntad de donar del accionista
- copia escritura pública de donación
- copia del acta de junta directiva
- certificado del revisor Fiscal
- certificado del contador
- certificado de la Cámara de Comercio de Cartagena

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: HAROLD ABADIA CAMPO
C.C. Ó NIT: 19.138.669

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

UBICACION Y FECHA DE DILIGENCIAMIENTO

OBSERVACIONES:

Harold Abadía Campo
Representante Legal

FILE No. 823437

FILE No. 823437

02 JUL 22 AM 10:5

Cali, March 11, 2002

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am advising that we have recorded on the Non Voting Preferred Dividend Shareholders book of the Corporación the transfer of 33.300 shares as a donation given to Universidad de San Buenaventura.

The above stocks belonged to the firm Surtidora de Gas del Caribe S.A. E.S.P.

The above registration was made pursuant to advise letter expressing the shareholder's will to make such donation, copy of public deed No. 2.059 from Notary's Office Fifth of Cartagena, extract of Minute No. 152 of the Board of Directors of Surtigas S.A. E.S.P., Statutory Auditor´s certificate, Accountant certificate, Certificate of existence and representation of Surtigas S.A. E.S.P. issued by the Chamber of Commerce of Cartagena and certificate of Ministerio de Educación Nacional.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Harold Abadía Campo
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20023-1018
Fecha : 14/03/2002 03:25:01 PM
Trámite : 202 REPORTE DE ENAJENACION DE ACC
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos : 1 MM 94639

Cali, 11 de marzo de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Dividendo Preferencial y sin Derecho a Voto de la Corporación Financiera del Valle S.A., el traspaso con ocasión de donación por 33.300 acciones de la Corporación, a favor de la Universidad de San Buenaventura.

Las acciones eran de propiedad de las sociedad Surtidora de Gas del Caribe S.A. E.S.P.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia de la escritura pública de donación No. 2.059 de la Notaria Quinta de Cartagena, Extracto de Acta de Junta Directiva No. 152 de Surtigas S.A. E.S.P., certificado del Revisor Fiscal de Surtigas S.A. E.S.P., certificado del Contador de Surtigas S.A. E.S.P., certificado de existencia y representación de Surtigas S.A. E.S.P expedido por la Cámara de Comercio de Cartagena y certificado del Ministerio de Educación Nacional.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Harold Abadía Campo
Representante Legal

Licinio Galvez

COMO NOTARIO PRIMERO ENCARGADO
DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL
ORIGINAL DEL DOCUMENTO QUE HE TENIDO A
LA VISTA PARA LA CONFRONTACION
CALI, 18 JUL 2002

MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 33.300 Acciones Preferenciales

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.36% Preferenciales 0.05% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 1.500,00)

MONTO TOTAL TRASPASO:($ 49.950.000,00)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Surtidora de Gas del Caribe S.A. E.S.P.	890.400.869-9	86.246	0,93	52.946	0,57	Universidad de San B/ventura	890.307.400-1	0	0,00	33.300	0,36

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos)

- comunicación de la voluntad de donar del accionista
- copia escritura pública de donación
- copia del acta de junta directiva
- certificado del revisor Fiscal
- certificado del contador
- certificado de la Cámara de Comercio de Cartagena

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: HAROLD ABADIA CAMPO
C.C. Ó NIT: 19.138.669

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA ($ BOLSA FECHA
VALOR PATRIMONIAL CON VALOR ($ FECHA
RADICACION Y FECHA DE DILIGENCIAMIENTO

OBSERVACIONES

FILE No 82-3437

Harold Abadía Campo
Representante Legal

FILE No. 823437

02 JUL 22 AM 10:

Cali, March 11, 2002

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am advising that we have recorded on the Non Voting Preferred Dividend Shareholders book of the Corporación the transfer of 33.300 shares as a donation given to Fundación Universidad Jorge Tadeo Lozano.

The above stocks belonged to the firm Surtidora de Gas del Caribe S.A. E.S.P.

The above registration was made pursuant to advise letter expressing the shareholder's will to make such donation, copy of public deed No. 2.060 from Notary's Office Fifth of Cartagena, extract of Minute No. 152 of the Board of Directors of Surtigas S.A. E.S.P., Statutory Auditor´s certificate, Accountant certificate, Certificate of existence and representation of Surtigas S.A. E.S.P. issued by the Chamber of Commerce of Cartagena and ICFES certificate.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Harold Abadía Campo
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20023-1020
Fecha : 14/03/2002 03:27:35 PM
Trámite : 202 REPORTE DE ENAJENACION DE ACC
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos 1 MM 94641

Cali, 11 de marzo de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Dividendo Preferencial y sin Derecho a Voto de la Corporación Financiera del Valle S.A., el traspaso con ocasión de donación por 33.300 acciones de la Corporación, a favor de la Fundación Universidad Jorge Tadeo Lozano.

Las acciones eran de propiedad de las sociedad Surtidora de Gas del Caribe S.A. E.S.P.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia de la escritura pública de donación No. 2.060 de la Notaria Quinta de Cartagena, Extracto de Acta de Junta Directiva No. 152 de Surtigas S.A. E.S.P., certificado del Revisor Fiscal de Surtigas S.A. E.S.P., certificado del Contador de Surtigas S.A. E.S.P., certificado de existencia y representación de Surtigas S.A. E.S.P expedido por la Cámara de Comercio de Cartagena y certificado del Icfes.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Harold Abadía Campo
Representante Legal

Licinio Galvez

COMO NOTARIO PRIMERO ENCARGADO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACIÓN
CALI, 18 JUL 2002
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

FILE No. 823437

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 33.300 Acciones Prerenciales

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.36% Preferenciales 0.05% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 1.500,00)

MONTO TOTAL TRASPASO:($ 49.950.000,00)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Surtidora de Gas del Caribe S.A. E.S.P.	890.400.869-9	52.946	0,57	19.646	0,21	Fundación Universidad Jorge Tadeo Lozano	860.006.848-6	0	0,00	33.300	0.36

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos)

- comunicación de la voluntad de donar del accionista
- copia escritura pública de donación
- copia del acta de junta directiva
- certificado del revisor Fiscal
- certificado del contador
- certificado de la Cámara de Comercio de Cartagena

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: HAROLD ABADIA CAMPO
C.C. Ó NIT: 19.138.669

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA
V[illegible]OR PATRIMONIAL CON VALOR ($) FECHA
RA[illegible]CACION Y FECHA DE DILIGENCIAMIENTO
OBSERVACIONES:

Harold Abadia Campo
Representante Legal

FILE No. 823437

02 JUL 22 AM 10:57

Cali, March 11, 2002

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am advising that we have recorded on the Non Voting Preferred Dividend Shareholders book of the Corporación the transfer of 19.646 shares as a donation given to Corporación Universitaria del Sinú.

The above stocks belonged to the firm Surtidora de Gas del Caribe S.A. E.S.P.

The above registration was made pursuant to advise letter expressing the shareholder's will to make such donation, copy of public deed No. 2.062 from Notary's Office Fifth of Cartagena, extract of Minute No. 152 of the Board of Directors of Surtigas S.A. E.S.P., Statutory Auditor's certificate, Accountant certificate, Certificate if existence and representation of Surtigas S.A. E.S.P. issued by the Chamber of Commerce of Cartagena and certificate of Ministerio de Educación Nacional.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Harold Abadía Campo
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20023-1019
Fecha : 14/03/2002 03:26:21 PM
Trámite 202 REPORTE DE ENAJENACION DE ACC
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia 210 Anexos : 1 MM 94640

Cali, 11 de marzo de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Dividendo Preferencial y sin Derecho a Voto de la Corporación Financiera del Valle S.A., el traspaso con ocasión de donación por 19.646 acciones de la Corporación, a favor de la Corporación Universitaria del Sinú.

Las acciones eran de propiedad de las sociedad Surtidora de Gas del Caribe S.A. E.S.P.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia de la escritura pública de donación No. 2.062 de la Notaria Quinta de Cartagena, Extracto de Acta de Junta Directiva No. 152 de Surtigas S.A. E.S.P., certificado del Revisor Fiscal de Surtigas S.A. E.S.P., certificado del Contador de Surtigas S.A. E.S.P., certificado de existencia y representación de Surtigas S.A. E.S.P expedido por la Cámara de Comercio de Cartagena y certificado del Icfes.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Harold Abadía Campo
Representante Legal

COMO NOTARIO PRIMERO ENCARGADO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION
CALI, 18 JUN 2002
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

Licinio Galvez

FILE No. 823437

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 18.438 Acciones Prerenciales

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.20% Preferenciales 0.03% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 1.500,00)

MONTO TOTAL TRASPASO:($ 27.657.000,00)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Surtidora de Gas del Caribe S.A. E.S.P.	890.400.869-9	19.646	0,21	1.208	0,01	Corporación Universitaria del Sinú	891.000.692-1	0	0,00	18.438	0,20

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- comunicación de la voluntad de donar del accionista
- copia escritura pública de donación
- copia del acta de junta directiva
- certificado del revisor Fiscal
- certificado del contador
- certificado de la Cámara de Comercio de Cartagena

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: HAROLD ABADIA CAMPO
C.C. Ó NIT: 19.138.669

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA ($ BOLSA FECHA
VALOR PATRIMONIAL CON VALOR ($ FECHA
RADICACION Y FECHA DE DILIGENCIAMIENTO
OBSERVACIONES

Harold Abadía Campo
Representante Legal

FILE No. 823437

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 1.208 Acciones Prerenciales

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.01% Preferenciales 0.00% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 1.250,00)

MONTO TOTAL TRASPASO:($ 1.510.000,00)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Surtidora de Gas del Caribe S.A. E.S.P.	890.400.869-9	1.208	0,01	0	0,00	Corporación Universitaria del Sinú	891.000.692-1	18.438	0,20	19.646	0,21

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- comunicación de la voluntad de donar del accionista
- copia escritura pública de donación
- copia del acta de junta directiva
- certificado del revisor Fiscal
- certificado del contador
- certificado de la Cámara de Comercio de Cartagena

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA: [signature]

NOMBRE: HAROLD ABADIA CAMPO
C.C. Ó NIT: 19.138.669

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA
V[illegible]R PATRIMONIAL CON VALOR ($) FECHA
RADICACION Y FECHA DE DILIGENCIAMIENTO:
OBSERVACIONES:

Harold Abadía Campo
Representante Legal

FILE No. 823437

02 JUL 22 AM 10:5

Cali, March 20, 2002

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informes de Operaciones - Fiducia
01 – Solicitud - Presentación
With annexes

In compliance with Resolution 008 of 1993 of the Superintendencia de Valores, I am attaching form Inscripción y Actualización de Intermediarios en el Registro Nacional de Valores e Intermediarios Personas Jurídicas as of December 31, 2001. Also , I am annesing certificate of Chamber of Commerce of Cali.

Sincerely,

Amalia Correa Young
Vicepresident

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Legal Representative

FILE No. 823437

S.A

MAR 2. PM 2002

Superintendencia de Valores
No.Radicación : 20023-1628
Fecha : 22/03/2002 05:08:51 PM
Trámite : 20 INFORMES DE FIN DE EJERCICIO
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 220 Anexos : 1 JQ 96267

Cali, 20 de marzo de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Avda. 26 No. 68B-85, Torre B, pisos 2 y 3
Santafé de Bogotá

Referencia: 002 011 - Corporación Financiera del Valle S.A.
020 - Informes fin de ejercicio
05 - Requerimientos
Con anexos

Dando cumplimiento a lo ordenado en la Resolución 008 de 1993 de la Superintendencia de Valores, le remito debidamente diligenciado a diciembre 31 de 2001 el formulario para Inscripción y Actualización de Intermediarios en el Registro Nacional de Valores e Intermediarios Personas Jurídicas, acompañado de las hojas de vida de las personas que realizan intermediación, así como del certificado expedido por la Cámara de Comercio de Cali.

Atentamente,

Amalia Correa Young
Vicepresidente

Angela M. Gómez

COMO NOTARIO PRIMERO ENCARGADO
DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION
CALI. 18 JUL 2002

MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

ANEXO 1

REPUBLICA DE COLOMBIA

FILE No. 823437

COD. INTERM. 2011

SUPERINTENDENCIA DE VALORES

FORMULARIO PARA INSCRIPCION Y ACTUALIZACION DE INTERMEDIARIOS EN EL REGISTRO NACIONAL DE VALORES E INTERMEDIARIOS PERSONAS JURIDICAS

AÑO 2.001

A. INSCRIPCION [ ] B. ACTUALIZACION [X]

1. INFORMACION GENERAL

1.1 **DENOMINACION O RAZON SOCIAL :** CORPORACION FINANCIERA DEL VALLE S.A.

1.2 **SIGLA:** 1.3 **NIT** 890.300.653-6

1.4 **DIRECCION** CALLE 10 No. 4-47 1.5 **CIUDAD** CALI

1.6 **TELEFONO** 882 26 92 1.7 **FAX** 883 17 66 1.8 **A. A.** 4902

2. REPRESENTANTE LEGAL, REVISOR FISCAL Y CONTADOR

2.1 **REPRESENTANTE LEGAL PRINCIPAL** ALEJANDRO ZACCOUR URDINOLA

CARGO PRESIDENTE **TIPO I.D.** **NUMERO** 16.746.976

2.1.1 **PRIMER SUPLENTE** HAROLD ABADIA CAMPO

CARGO VICEPRESIDENTE EJECUTIVO BANCA ESPECIAL **TIPO I.D.** **NUMERO** 19.138.669

2.1.2 **SEGUNDO SUPLENTE** MAURICIO MEJIA PARDO

CARGO VICEPRESIDENTE EJECUTIVO BANCA CORPORATIVA **TIPO I.D.** **NUMERO** 16.601.625

2,2 **REVISOR FISCAL PRINCIPAL** OSCAR DARIO MORALES RIVERA **TIPO I.D.** **NUMERO** 16,204,082

T.P. No. 3822-T **DIRECCION** CL 10 No. 4-47 **TELEFONO** 883 70 27

2.2.1 **REVISOR FISCAL SUPLENTE** **TIPO I.D.** **NUMERO**

T.P. No. **DIRECCION** **TELEFONO**

2,3 **CONTADOR** LUIS ALFONSO CANCINO **TIPO I.D.** **NUMERO** 16.628.814

T.P. No. 59432-T **DIRECCION** CL. 10 No. 4-47 **TELEFONO** 882 26 92

3. SUCURSALES Y AGENCIAS

3.1 **SUCURSALES**

CIUDAD	DIRECCION	TELEFONO	RESPONSABLE	TIPO I.D.	NUMERO

3.2 **AGENCIAS**

CIUDAD	DIRECCION	TELEFONO	RESPONSABLE	TIPO I.D.	NUMERO
Cali Principal	Calle 10 No. 4-15	8822692	Cecilia Londoño Zuluaga	C.C.	43.008.485
Cali Norte	Avda. Estación Cra. 5a	6677117	Olga Milena Flórez	C.C.	28.946.492
Cali Unicentro	Local 215	3396482	Nancy Velásquez	C.C.	29.325.196
Bogotá Principal	Cra. 7 No. 33-42	2855945	Jairo Segura Rojas	C.C.	6.773.764
Bogotá Chicó	Calle 93A No. 11-60	6115334	Jean Carlo Polo Q.	C.C.	79.470.855
Medellín Principal	Calle 16 Sur No. 43A-49	3138844	Jacqueline Carvajal	C.C.	43.436.889
Medellín Centro	Calle 52 No. 45-94	2515455	Jorge Humberto Caro	C.C.	16.617.525
Manizales	Cra. 22 No. 20-43	8973366	Beatriz Ramírez López	C.C.	24.239.642
Barranquilla	Cra. 52 No. 74-56	561016	María Eugenia Castro	C.C.	32.712.663

4. ORGANIZACION ADMINISTRATIVA

FILE No. 823437

4.1 JUNTA O CONSEJO DIRECTIVO ACTUAL

4.1.1 VIGENCIA : DESDE FEBRERO 29 DE 2000 HASTA MARZO DE 2002

4.1.2 MIEMBROS PRINCIPALES

NOMBRE	IDENTIFICACION		VINCULACION LABORAL		SOCIO	POSESION FECHA		
	TIPO	NUMERO	S/N	CARGO	(S/N)	D	M	A
ALEJANDRO FIGUEROA JARAMILLO	C.C.	8.228.877	N		N	27	8	1998
EFRAIN OTERO ALVAREZ	C.C.	14.961.168	N		N	2	9	1998
MARIO SCARPETTA GNECCO	C.C.	16.622.150	N		S	3	5	1988
IVAN FELIPE MEJIA CABAL	C.C.	17.185.193	N		N	14	9	1998
• CESAR GONZALEZ MUÑOZ	C.C.	19.055.998	N		N			
SANTIAGO MADRIÑAN DE LA TORRE	C.C.	2.904.071	N		N	10	5	1999
ROBERTO PIZARRO MONDRAGON	C.C.	19.125.790	N		N	25	4	1986
ARIOSTO MANRIQUE HERRERA	C.C.	2.441.304	N		N	11	5	2001
JORGE HERRERA BARONA	C.C.	10.719	N		N	23	4	1990

• En trámite de posesión

4.1.3 MIEMBROS SUPLENTES

NOMBRE	IDENTIFICACION		VINCULACION LABORAL		SOCIO	POSESION FECHA		
	TIPO	NUMERO	S/N	CARGO	(S/N)	D	M	A
CARLOS ARCESIO PAZ BAUTISTA	C.C.	14.962.772	N		N	2	9	1998
JOSE HERNAN RINCON GOMEZ	C.C.	2.905.343	N		N	14	9	1998
LILLY SCARPETTA GNECCO	C.C.	31.239.052	N		S	19	4	1999
CONSUELO SCARPETTA GNECCO	C.C.	22.393.561	N		S	9	1	1997
CAMILO SOTO FRANKY	C.C.	80.416.063	N		N	2	9	1998
AUGUSTO MARTINEZ CARREÑO	C.C.	5.556.366	N		N	29	3	2001
CARLOS ALBERTO GONZALEZ ARBOLEDA	C.C.	10.097.648	N		N	9	1	1997
EDGAR ANTONIO CORZO ORTEGA	C.C.	91.065.092	N		N	3	9	2001
ALVARO CORREA HOLGUIN	C.C.	2.528.039	N		N	26	10	2000

4.2 REPRESENTACION LEGAL

NOMBRE	IDENTIFICACION		CARGO	DIRECCION	TELEFONO	SOCIO
	TIPO	NUMERO				(S/N)
ALEJANDRO ZACCOUR URDINOLA	C.C.	16.746.976	Presidente	Calle 10 No. 4-47 P. 23	882 26 92	N
HAROLD ABADIA CAMPO	C.C.	19.138.669	Vicepresidente Ejecutivo	Calle 10 No. 4-47 P. 23	882 26 92	N
MAURICIO MEJIA PARDO	C.C.	16.601.625	Vicepresidente Ejecutivo	Calle 10 No. 4-47 P. 23	882 26 92	N
AMALIA CORREA YOUNG	C.C.	31.255.466	Vicepresidente Administrativo	Calle 10 No. 4-47 P. 22	882 26 92	N
ENRIQUE URIBE ORTIZ	C.C.	17.198.246	Vicepresidente	Carrera 7 No. 71-21	376 56 66	N

4.3 EMPLEADOS DEDICADOS A INTERMEDIACION

NOMBRE	IDENTIFICACION		CARGO	DIRECCION	CIUDAD
	TIPO	NUMERO			
NICOLAS BORRERO ANGEL	C.C.	94.370.459	Vicepresidente de Tesorería	Calle 10 No. 4-47	Cali
ALEJANDRO CAICEDO JORDAN	C.C.	16.782.603	Director Moneda Extranjera	Calle 10 No. 4-47	Cali
ALONSO ANGEL LOZANO	C.C.	16.799.132	Gerente de Tesorería	Calle 10 No. 4-47	Cali
JAVIER ALONSO RAMIREZ ESCOBAR	C.C.	16.747.070	Trader Moneda Legal	Calle 10 No. 4-47	Cali
JOSE LUIS COBO MORALES	C.C.	16.798.653	Trader Deuda Pública	Calle 10 No. 4-47	Cali
EDWIN LOZANO	C.C.	94.486.907	Trader Moneda Legal	Calle 10 No. 4-47	Cali
JUAN FERNANDO OLAVE	C.C.	94.313.173	Trader Moneda Legal	Calle 10 No. 4-47	Cali

S/N : SI o NO

CERTIFICO LA VERACIDAD DEL CONTENIDO DE ESTA INFORMACION

FIRMA REPRESENTANTE LEGAL	FIRMA REVISOR FISCAL
DOC. IDENTIDAD 16.204.082	T.P. 3822-T
AMALIA CORREA YOUNG	OSCAR DARIO MORALES RIVERA
NOMBRE REPRESENTANTE LEGAL	NOMBRE REVISOR FISCAL

FECHA DE ELABORACION DEL FORMULARIO

D	M	A
12	3	2002

FUNCIONARIO DESIGNADO PARA SUMINISTRAR INFORMACION ADICIONAL QUE SOLICITE LA SUPERINTENDENCIA DE VALORES

NOMBRE OSCAR CAMPO SAAVEDRA — CARGO SECRETARIO GENERAL

TELEFONO DIRECTO 883 46 14 — CIUDAD CALI

ANEXOS : INSCRIPCION

- CERTIFICADO EXPEDIDO POR LA CAMARA DE COMERCIO, EN DONDE CONSTE LA MATRICULA EN EL REGISTRO MERCANTIL
- ESTADOS FINANCIEROS DEBIDAMENTE CERTIFICADOS Y SU CORRESPONDIENTE DICTAMEN EMITIDO POR REVISOR FISCAL O POR CONTADOR PUBLICO INDEPENDIENTE DE LOS TRES ULTIMOS EJERCICIOS FISCALES

EN CASO DE ACTUALIZACION

- CERTIFICADO EXPEDIDO POR LA CAMARA DE COMERCIO, EN DONDE CONSTE LA MATRICULA EN EL REGISTRO MERCANTIL DE FECHA RECIENTE.

FILE No. 823437

02 JUL 22 AM 10:

Cali, April 05, 2002

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am advising that we have recorded on the Non Voting Preferred Dividend Shareholders book of the Corporación the transfer for a bargain and sale of 1.359 shares of the Corporation in favor of Mr. Fernando Suárez Arana.

The above stocks belonged to the Mrs. Ubaldina Arana de Suárez.

The previous register was carried out taking into account the transfer letters and the titles.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Legal Representative

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20024-715
Fecha : 09/04/2002 03:17:49 p.m
Trámite : 202 REPORTE DE ENAJENAC
Actividad : 1 SOLICITUD / PRESENTAC
Dependencia : 210 Anexos : 1 JQ96195

Cali, 05 de abril de 2002

FAVOR DEVOLVER ESTA COPIA FIRMADA

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud / Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Dividendo Preferencial y sin Derecho a Voto de la Corporación Financiera del Valle S.A., el traspaso con ocasión de Compra Venta por 1.359 acciones de la Corporación, a favor del señor Fernando Suarez Arana.

Las acciones eran de propiedad de la señora Ubaldina Arana de Suarez.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista y los títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

Licinio Galvez

COMO NOTARIO PRIMERO ENCARGADO
DEL CIRCULO DE CALI
C E R T I F I C O
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL
ORIGINAL DEL DOCUMENTO QUE HE TENIDO A
LA VISTA PARA LA CONFRONTACION.
CALI, 18 JUL 2002

MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

FILE No. 823437

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 1.359 Acciones Preferenciales

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.01% Preferenciales 0.00% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 1.600,00)

MONTO TOTAL TRASPASO:($ 2.174.400,00)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Ubaldina Arana de Suarez	20.004.828	1.359	0,01	0	0,00	Fernando Suarez Arana	19.186.141	0	0,00	1.359	0,01

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Compra Venta

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos): comunicación del accionista; titulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

Licinio Galvez

FILE No. 823437

02 JUL 22

Cali, April 05, 2002

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am advising that we have recorded on the Non Voting Preferred Dividend Shareholders book of the Corporación the transfer for a bargain and sale of 172 shares of the Corporation in favor of Mr. Eugenio José López Marmolejo.

The above stocks belonged to the Mrs. Martha Marmolejo de López.

The previous register was carried out taking into account the transfer letters and the titles.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Legal Representative

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20024-716
Fecha : 09/04/2002 03:19:18 p.m.
Trámite : 202 REPORTE DE ENAJENAC
Actividad : 1 SOLICITUD / PRESENTAC
Dependencia: 210 Anexos : 1 JQ96196

FAVOR DE[...] ESTA
COPIA [...]ADA

Cali, 05 de abril de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Dividendo Preferencial y sin Derecho a Voto de la Corporación Financiera del Valle S.A., el traspaso con ocasión de Compra Venta por 172 acciones de la Corporación, a favor del señor Eugenio José López Marmolejo.

Las acciones eran de propiedad de la señora Martha Marmolejo de López.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista y los títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

Licinio Galvez

COMO NOTARIO PRIMERO ENCARGADO
DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION
CALI. 18 JUL 2002

MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

FILE No. 823437

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 172 Acciones Preferenciales

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.00% Preferenciales 0.00% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 1.500,00)

MONTO TOTAL TRASPASO:($ 258.000,00)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Martha Marmolejo de López	24.443.232	172	0,00	0	0,00	Eugenio José Marmolejo López	16.609.659	0	0,00	172	0,00

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Compra Venta

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos): comunicación del accionista; títulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RA..ACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

Licinio Galva...

FILE No. 823437

02 JUL 22

Cali, April 15, 2002

Andres Uribe Arango
Superintendente de Valores
Santafé de Bogota

Referencia: 002 011 – Corporación Financiera del Valle S.A.
025 – Informes de Asamblea – Entidades Vigiladas
04 – Solicitud – Presentación
Con anexos

In order to comply with provisions of Resolution No. 031 of February 1982 and Circular letter No. 002 of February 13, 1987 of the Superintendencia de Valores, we are accompanying the following documents:

1. Form F-200-500 duly completed as of March 31, 2002.

2. Minute of the General Assembly Meeting of Common Shareholders hel on March 22, 2002.

3. A copy of the Annual Report corresponding to the 2001, approved by the General Assembly Meeting held on March 22, 2002.

Sincerely,

Amalia Correa Young
Vicepresident

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Legal Representative

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20025-331
Fecha : 06/05/2002 03:44:57 p.m.
Trámite : 20 INFORMES DE FIN DE EJERC
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 220 Anexos : 3 C1 98181

Cali, 15 de abril de 2002

Doctor
Andrés Uribe Arango
Superintendente de Valores
Santafé de Bogotá

Referencia: 002 011 - Corporación Financiera del Valle S.A.
025 - Informes de Asamblea - Entidades Vigiladas
04 - Solicitud - Presentación
Con anexos

Para dar cumplimiento a lo establecido en la Resolución No. 031 de febrero de 1982 y la Circular No. 002 de febrero 13 de 1987 de la Superintendencia de Valores, adjuntamos a la presente la siguiente documentación:

1 - Formulario F-220-500 completamente diligenciado a marzo 31 de 2002.

2 - Acta de la Asamblea General Ordinaria de Accionistas celebrada el 22 de marzo de 2002.

3 - Un ejemplar del Informe Anual correspondiente al ejercicio del año 2001, aprobado por la Asamblea General de Accionistas celebrada el 22 de marzo de 2002.

Atentamente,

Amalia Correa Young
Vicepresidente

COMO NOTARIO PRIMERO ENCARGADO
DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION
CALI, 18 JUL 2002

MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

Angela M. Gómez

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

FILE No. 823437

CIIU: 6599
Ver Nota 1.

FORMULARIO DE INSCRIPCION Y ACTUALIZACION EN EL REGISTRO NACIONAL DE VALORES E INTERMEDIARIOS EMISORES SECTOR REAL - FINANCIERO Y SERVICIOS PUBLICOS

1 INFORMACION GENERAL DEL EMISOR

1.1. RAZON SOCIAL: CORPORACION FINANCIERA DEL VALLE S.A.
1.2 SIGLA | 1.3 NIT 890.300.653-6 | 1.4 DIRECCION: CALLE 10 No. 4-47, PISO 23
1.5 CIUDAD: CALI | 1.6 DEPARTAMENTO VALLE | 1.7 TELEFONO: 882 26 92
1.8 FAX: 883 17 66 | 1.9 WEB: www.corfivalle.com.co
1.10 E-MAIL: cfv@corfivalle.com.co

2 SITUACION LEGAL

2.1 NORMAL [X] | 2.2 INTERVENIDA [ ] | 2.3 EN CONCORDATO [ ]
2.4 LEY 550-99 [ ] | 2.5 EN LIQUIDACION [ ]

3 NATURALEZA

3.1 PRIVADA [X] | 3.2 DE ECONOMIA MIXTA [ ] | 3.3. INDUSTRIAL Y COMERCIAL DEL ESTADO [ ] | 3.4 OTRA ______

4 REPRESENTACION LEGAL , REVISORIA FISCAL Y CONTADOR

4.1 REPRESENTANTE LEGAL PRINCIPAL
TIPO IDENTIFICACION: 1 | No. IDENTIFICACION: 16.746.976
NOMBRE: ALEJANDRO ZACCOUR URDINOLA
E-MAIL: azacour@corfivalle.com.co | CARGO: PRESIDENTE

4.2 PRIMER SUPLENTE
TIPO IDENTIFICACION: 1 | No. IDENTIFICACION: 19.138.669
NOMBRE: HAROLD ABADIA CAMPO
E-MAIL: habadia@corfivalle.com.co | CARGO: VICEPRESIDENTE EJECUTIVO BANCA ESPECIAL

4.3 SEGUNDO SUPLENTE:
TIPO IDENTIFICACION: | No. IDENTIFICACION:
NOMBRE:
E-MAIL: | CARGO:

4.4 REVISOR FISCAL PRINCIPAL:
TIPO IDENTIFICACION: 1 | No. IDENTIFICACION 16.204.082
NOMBRE: OSCAR DARIO MORALES RIVERA
E-MAIL: oscar.dario.morales@co.andersen.com | T.P. No. 3822-T

4.5 REVISOR FISCAL SUPLENTE:
TIPO IDENTIFICACION: | No. IDENTIFICACION:
NOMBRE:
E-MAIL: | T.P. No.

4.6 FIRMA QUE EJERCE LA REVISORIA FISCAL: ARTHUR ANDERSEN Y CIA. COLOMBIA LTDA.
NIT: 860.008.836-7 | INDEPENDIENTE [ ]
PERIODO: DESDE: MARZO/2002 | HASTA: MARZO/2004

4.7 CONTADOR:
TIPO IDENTIFICACION: 1 | No. IDENTIFICACION 16.628.814
NOMBRE: LUIS ALFONSO CANCINO LORZA
E-MAIL: lcancino@corfivalle.com.co | T.P. No. 59432-T

F 220-500
Ed. 10-00

NOTA 1: CIIU ES LA CLASIFICACION INDUSTRIAL INTERNACIONAL UNIFORME DE TODAS LAS ACTIVIDADES ECONOMICAS .
NOTA 2: LA INFORMACION DE ESTE FORMULARIO DEBERA CORRESPONDER A LA FECHA DE SU PRESENTACION
NOTA 3: TIPO IDENTIFICACION: 1 CEDULA CIUDADANIA 2. NIT 3. TARJETA DE IDENTIDAD 4.PASAPORTE 5.CEDULA EXTRANJERIA 6. NUIP 9. OTROS
NOTA 4: LOS NITS DEBEN SER DILIGENCIADOS CON DIGITO DE CHEQUEO
NOTA 5: TODOS LOS CAMPOS SON DE OBLIGATORIO DILIGENCIAMIENTO

FILE No. 823437

5 ORGANIZACION ADMINISTRATIVA

5.1 JUNTA DIRECTIVA ACTUAL

VIGENCIA					
DESDE			HASTA		
DD	MM	AA	DD	MM	AA
22	3	2002	0	3	2004

5.2 PRINCIPALES

TIPO IDENTIFICACION	No. IDENTIFICACION	NOMBRE	E-MAIL	ACCIONISTA S/N	VINCULACION LABORAL CON ESTA SOCIEDAD S/N	VINCULACION LABORAL CON ESTA SOCIEDAD CARGO	VINCULACION A NIVEL DIRECTIVO CON OTRAS ENTIDADES NIT	NOMBRE DE LA OTRA ENTIDAD	CARGO
1	3 229 377	ALEJANDRO FIGUEROA JARAMILLO	LLASCANO@BancodeBogota.com.co	N	N		860 002 964-2	BANCO DE BOGOTA	PRESIDENTE
1	14 961 158	EFRAIN OTERO ALVAREZ	eotero@bancooccidente.com.co	N	N		890 300 279-4	BANCO DE OCCIDENTE	PRESIDENTE
1	14 962 772	CARLOS ARCESIO PAZ BAUTISTA	ca.paz@harinera-del-valle.com	N	N		891 300 382-9	HARINERA DEL VALLE S A	GERENTE GENERAL
1	16 622 150	MARIO SCARPETTA GNECCO	amalfi@telesat.com.co	S	N		890 301 443	AMALFI S A	GERENTE
1	17 135 193	IVAN FELIPE MEJIA CABAL	induvases@uniweb.net.co	N	N		891 300 120-8	INDUSTRIAS DE ENVASES S A	PRESIDENTE
1	19 125 730	ROBERTO PIZARRO MONDRAGON	vallede@cafedecolombia.com	N	N		890 007 538-2	COMITE DPTAL. DE CAFETEROS DEL VALLE	DIRECTOR
1	2 441 394	ARIOSTO MANRIQUE HERRERA	amanrique@telesat.com.co	N	N		890 301 884-5	COLOMBINA S A	MIEMBRO JUNTA DIRECTIVA
1	2 904 071	SANTIAGO MADRINAN DE LA TORRE	amadrina@cable.net.co	N	N		830 053 770-1	INTERNATIONAL FINANCE CORPORATION	REPRESENTANTE
1	[illegible]	JORGE HERRERA BARONA	herrera@fanalca.com.co	N	N		890 301 886-1	FANALCA S A	PRESIDENTE

5.3 SUPLENTES

TIPO IDENTIFICACION	No. IDENTIFICACION	NOMBRE	E-MAIL	ACCIONISTA S/N	VINCULACION LABORAL CON ESTA SOCIEDAD S/N	VINCULACION LABORAL CON ESTA SOCIEDAD CARGO	VINCULACION A NIVEL DIRECTIVO CON OTRAS ENTIDADES NIT	NOMBRE DE LA OTRA ENTIDAD	CARGO
1	2 935 343	HERNAN RINCON GOMEZ	presidencia@bancopopular.com.co	N	N		860 007 738-9	BANCO POPULAR	PRESIDENTE
1		RENNY ALBERTO LOPEZ SANCHEZ	rlopez@caf.com	N	N		860 054 041-4	CORPORACION ANDINA DE FOMENTO	DIRECTOR ACTIVOS ESPECIALES
1	17 148 251	CARLOS SANTANDER PALACIOS	csantander@bancoocciddente.com.co	N	N		890 300 279-4	BANCO DE OCCIDENTE	VICEPRESIDENTE DE LA DIVISION DE CREDITO
1	31 239 052	LILLY SCARPETTA GNECCO	lscarpetta@compuserve.com	S	N		890 322 308-1	ASESORIAS ACTUARIALES	GERENTE
1	22 393 561	CONSUELO SCARPETTA GNECCO	consues@yahoo.com	S	N		890 300 437-1	CEMENTOS DEL VALLE S A	MIEMBRO JUNTA DIRECTIVA
1	10 097 648	CARLOS ALBERTO GONZALEZ ARBOLEDA	cgon@cafedecolombia.com	N	N		860 007 538-2	FEDERACION NAL. DE CAFETEROS DE COLOMBIA	DIRECTOR DIVISION COOPERATIVAS
1	14 432 325	HAROLD ANTONIO CERON RODRIGUEZ	hceron@telesat.com.co	N	N		890 300 440-4	CENTRAL CASTILLA S A	ASESOR
1	5 556 366	AUGUSTO MARTINEZ CARREÑO	m.t.zk@usa.net	N	N		804 006 510-9	PROMOTORA DE INVERSIONES DE SANTANDER S A	MIEMBRO JUNTA DIRECTIVA
1	2 528 039	ALVARO CORREA HOLGUIN	alvalena@telesat.com.co	N	N		890 304 131	INVERSIONES ALVALENA LTDA	GERENTE

NOTA 1 LA INFORMACION DE ESTE FORMULARIO DEBERA CORRESPONDER A LA FECHA DE SU PRESENTACION
NOTA 2 TIPO IDENTIFICACION 1 CEDULA CIUDADANIA 2 NIT 3 TARJETA DE IDENTIDAD 4 PASAPORTE 5 CEDULA EXTRANJERIA 6 NUIP 9 OTROS
NOTA 3 LOS NITS DEBEN SER DILIGENCIADOS CON DIGITO DE CHEQUEO

F 220-000
Ed. 10-00

6 INFORMACION SOBRE 20 PRINCIPALES ACCIONISTAS

6.1 PRINCIPALES ACCIONISTAS

IDENTIFICACION							NOMBRE O RAZON SOCIAL	NACIONALIDAD	No.ACCIONES POSEIDAS	% PARTIC.
1	2	3	4	5	9	NUMERO				
							N.A. (ACTUALIZACION)			
							OTROS ACCIONISTAS CON MENOR PARTICIPACION			
								TOTAL		

NOTA

1 = CEDULA DE CIUDADANIA
2 = NIT
3 = TARJETA DE IDENTIDAD
4 = MENOR DE EDAD
5 = CEDULA DE EXTRANJERIA
6 = NUIP
9 = OTROS

7. QUORUM

	DELIBERATORIO %	DECISORIO %
ASAMBLEA DE ACCIONISTAS		
JUNTA DIRECTIVA		

F 220-500

NOTA 1: ESTA INFORMACION DEBERA SER DILIGENCIADA **UNICAMENTE** CUANDO SE SOLICITA LA INSCRIPCION EN EL REGISTRO NACIONAL DE VALORES E INTERMEDIARIOS.

NOTA 2: SI LA SOCIEDAD POSEE ACCIONES PREFERENCIALES O PRIVILEGIADAS SE DEBERA REPORTAR ESTA INFORMACION EN UN ANEXO.

No. 823437

FILE No. 823437

8 DISTRIBUCION DE CAPITAL POR NUMERO DE ACCIONES POSEIDAS

ACCIONES ORDINARIAS

	RANGOS SEGUN No. DE ACCIONES POSEIDAS	NUMERO DE ACCIONISTAS	PORCENTAJE DE PARTICIPACION	No. ACCIONES POSEIDAS	PORCENTAJE DE PARTICIPACION
8.1	1 - 1.000	73	37.63%	11.898	0.02%
8.2	1.001 - 5.000	34	17.53%	85.595	0.15%
8.3	5.001 - 10.000	14	7.22%	104.393	0.18%
8.4	10.001 - 50.000	22	11.34%	543.898	0.96%
8.5	50.001 - 100.000	10	5.15%	738.019	1.30%
8.6	100.001 - 500.000	14	7.22%	3.820.209	6.73%
8.7	MAS DE 500.000	27	13.92%	51.421.341	90.65%
8.8	TOTAL *	194	100.00%	56.725.353	100.00%

9 INFORMACION ECONOMICA GENERAL SOBRE ACCIONES Y ACCIONISTAS

TIPOS DE ACCION	NUMERO DE ACCIONISTAS	No. ACCIONES	VR. NOMINAL	VR. PATRIMONIAL CON VALORIZ.	VR. PATRIMONIAL SIN VALORIZ.
ACCIONES ORDINARIAS *	194	56.725.353	$10		
ACCIONES PRIVILEGIADAS	0	0	0		
ACCIONES CON DIVIDENDO PREFERENCIAL	500	9.298.994	$10		
TOTAL *	694	66.024.347			

10 PLANES DE INVERSIONES FUTURAS

10.1 A CORTO PLAZO

10.2 A MEDIANO PLAZO

* LA FEDERACION NAL. DE CAF. DE COLOMBIA - COMITE DEPTAL. DE CAF. DEL VALLE, LA FEDERACION NAL. DE CAF. DE COLOMBIA - COMO ADMINIST. DEL FDO. NAC. DEL CAFE Y LA FEDERACION NAL. DE CAF. DE COLOMBIA - RECURSOS PROPIOS, SE TOMA COMO UN SOLO ACCIONISTA.

FILE No. 823437

8 DISTRIBUCION DE CAPITAL POR NUMERO DE ACCIONES POSEIDAS

ACCIONES CON DIVIDENDO PREFERENCIAL SIN DERECHO A VOTO

	RANGOS SEGUN No. DE ACCIONES POSEIDAS	NUMERO DE ACCIONISTAS	PORCENTAJE DE PARTICIPACION	No. ACCIONES POSEIDAS	PORCENTAJE DE PARTICIPACION
8.1	1 - 1.000	309	61.80%	57.727	0.62%
8.2	1.001 - 5.000	108	21.60%	258.779	2.78%
8.3	5.001 - 10.000	25	5.00%	166.742	1.79%
8.4	10.001 - 50.000	47	9.40%	1.011.506	10.88%
8.5	50.001 - 100.000	5	1.00%	354.004	3.81%
8.6	100.001 - 500.000	3	0.60%	423.834	4.56%
8.7	MAS DE 500.000	3	0.60%	7.026.302	75.56%
8.8	TOTAL	500	100.00%	9.298.994	100.00%

9 INFORMACION ECONOMICA GENERAL SOBRE ACCIONES Y ACCIONISTAS

TIPOS DE ACCION	NUMERO DE ACCIONISTAS	No ACCIONES	VR NOMINAL	VR PATRIMONIAL CON VALORIZ.	VR PATRIMONIAL SIN VALORIZ.
ACCIONES ORDINARIAS *	194	56.725.353	$10		
ACCIONES PRIVILEGIADAS	0	0	0		
ACCIONES CON DIVIDENDO PREFERENCIAL	500	9.298.994	$10		
TOTAL *	694	66.024.347			

10 PLANES DE INVERSIONES FUTURAS

10.1 A CORTO PLAZO

10.2 A MEDIANO PLAZO

* LA FEDERACION NAL. DE CAF. DE COLOMBIA - COMITE DEPTAL. DE CAF. DEL VALLE, LA FEDERACION NAL. DE CAF DE COLOMBIA - COMO ADMINIST. DEL FDO. NAC. DEL CAFE Y LA FEDERACION NAL. DE CAF. DE COLOMBIA - RECURSOS PROPIOS, SE TOMA COMO UN SOLO ACCIONISTA.

F 220-500
Ed 10-00

FILE No. 823437

11 SOCIEDADES VINCULADAS

11.1 SITUACION DE SUBORDINACION

TENIENDO EN CUENTA LOS CRITERIOS ESTABLECIDOS EN LOS ARTICULOS 26 Y 27 DE LA LEY 222 DE 1995, INDIQUE.

11.2 NOMBRE DE LA MATRIZ   11.2.1 NIT

11.3 SOCIEDADES SUBORDINADAS DE LA SOCIEDAD EMISORA

NOMBRE O RAZON SOCIAL	NIT	SECTOR DE ACTIVIDAD ECONOMICA	(1)	PARTICIPACION CAPITAL		VALOR DE LA INVERSION CON VALORIZACIONES (SMM)	ACTIVO TOTAL CON VALORIZACIONES DE LA EMPRESA FIL. O SUB (SMM)
				NUMERO CUOTAS O ACCIONES	% (2)		
N.A. (ACTUALIZACION)							

NOTA: ESTA INFORMACION DEBERA SER DILIGENCIADA **UNICAMENTE** CUANDO SE SOLICITA LA INSCRIPCION EN EL REGISTRO NACIONAL DE VALORES E INTERMEDIARIOS

(1) INDICAR LA CLASE DE SUBORDINACION: COLOCAR LA LETRA "F" SI ES FILIAL O "S" SI ES SUBSIDIARIA

(2) PORCENTAJE SOBRE EL TOTAL DE CUOTAS O ACCIONES EN CIRCULACION DE LA SOCIEDAD PRESENTADO CON DOS (2) CIFRAS DECIMALES.

LOS ABAJO FIRMANTES CERTIFICAMOS, DENTRO DE NUESTRAS RESPECTIVAS COMPETENCIAS, LA VERACIDAD DEL CONTENIDO DE ESTE FORMULARIO Y QUE EN EL MISMO NO SE PRESENTAN OMISIONES QUE REVISTAN MATERIALIDAD Y PUEDAN AFECTAR LA DECISION DE LOS INVERSIONISTAS

FIRMA REPRESENTANTE LEGAL

AMALIA CORREA YOUNG

NOMBRE REPRESENTANTE LEGAL

FIRMA CONTADOR PUBLICO

T.P. No. **59432-T**

LUIS ALFONSO CANCINO LORZA

NOMBRE CONTADOR PUBLICO

NOTA: EN EL CASO DE **INSCRIPCION TEMPORAL** DE LAS ENTIDADES DE CARACTER PUBLICO U OFICIAL, SE DEBERA ANEXAR EL DECRETO MEDIANTE EL CUAL EL GOBIERNO NACIONAL O LOCAL APRUEBA EL PROGRAMA DE ENAJENACION.
EL NOMBRE DEL REPRESENTANTE LEGAL Y CONTADOR PUBLICO SERA EL DE LA ENTIDAD SOLICITANTE DE LA INSCRIPCION

F 220-500
Ed 10-00

FILE No. 823437

02 JUL 22

Cali, April 15, 2002

Andrés Uribe Arango
Superintendente de Valores
Santafé de Bogotá

Referencia: 002 011 – Corporación Financiera del Valle S.A.
025 – Informes de Asamblea – Entidades Vigiladas
04 – solicitud – Presentación
Con anexos

In compliance with Resolution 031 of 1982 and the Circular 002 of 1987 of the Superintendencia de Valores, we are remitting a copy of Minute No. 011 corresponding to the General Assembly Meeting of Non-Voting Preferred Stockholders of the Corporation.

Sincerely,

Amalia Correa Young
Vicepresident

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Legal Representative

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20025-329
Fecha : 06/05/2002 03:42:39 p.m.
Trámite : 20 INFORMES DE FIN DE EJE
Actividad : 1 SOLICITUD / PRESENTAC
Dependencia: 220 Anexos : 1 C1 98179

Cali, 15 de abril de 2002

Doctor
Andrés Uribe Arango
Superintendente de Valores
Santafé de Bogotá

Referencia: 002 011 - Corporación Financiera del Valle S.A.
025 - Informes de Asamblea - Entidades Vigiladas
04 - Solicitud - Presentación
Con anexos

Para dar cumplimiento a lo establecido en la Resolución No. 031 de febrero de 1982 y la Circular No. 002 de febrero 13 de 1987 de la Superintendencia de Valores, adjuntamos a la presente Acta No. 011 correspondiente a la Asamblea de Accionistas con Dividendo Preferencial sin Derecho a Voto.

Atentamente,

Amalia Correa Young
Vicepresidente

Angela M. Gómez

COMO NOTARIO PRIMERO ENCARGADO
DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL
ORIGINAL DEL DOCUMENTO QUE HE TENIDO A
LA VISTA PARA LA CONFRONTACION
CALI, 18 JUL 2002
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

CORPORACION FINANCIERA DEL VALLE S.A.

ACTA No. 053

En la Ciudad de Santiago de Cali, a los veintidos (22) días del mes de Marzo del año dos mil dos (2002), siendo las 10:00 de la mañana, se reunió en el Salón 5 del Club de Ejecutivos de Cali la Asamblea General Ordinaria de Accionistas de la Corporación Financiera del Valle S.A., previa convocatoria realizada por medio de aviso publicado en los Diarios El País y La República, del veintidos (22) de Febrero de 2002.

El texto del aviso de convocatoria publicado fue el siguiente:

"EL PRESIDENTE DE LA
CORPORACION FINANCIERA DEL VALLE S.A.
SE PERMITE CONVOCAR:

A la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 21 de marzo de 2002 a las 4:30 p.m. en las oficinas de la Corporación Financiera del Valle S.A., situadas en la Calle 10 # 4-47, piso 23, para que los titulares de esta clase de acciones decidan si ejercitan directamente o a través de su Representante Cititrust Colombia S.A., Sociedad Fiduciaria, los derechos de voto que les corresponden en la Asamblea General Ordinaria de Accionistas, en los términos de Ley y de acuerdo con el Reglamento que rige la emisión de estas acciones.

Igualmente convoca a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Ordinaria de Accionistas que se realizará el 22 de marzo de 2002, a partir de las 10:00 a.m., en el Salón 5, piso 9 del Club de Ejecutivos, situado en la Avenida 4 Norte No. 23DN-65 de Cali.

Se ruega a los Señores Accionistas que no puedan concurrir personalmente a las Asambleas, designar apoderados que los representen en escrito dirigido al Presidente de la Corporación, indicando el nombre del apoderado, el de la persona en quien éste pueda sustituir el poder, y la clase de acciones que representa.

El Balance y sus anexos, así como la información exigida por el Artículo 446 del Código de Comercio, se encuentran a disposición de los Señores Accionistas en las oficinas del Secretario de la Corporación.

ALEJANDRO ZACCOUR URDINOLA
Presidente
Cali, 22 de Febrero de 2002"

Además el veintidos (22) de Febrero de 2002, fue dirigida a cada uno de los accionistas ordinarios, a la dirección que de ellos aparece registrada en la Corporación, la siguiente comunicación:

"Cali, 22 de febrero de 2002

Doctor (a)
«F1»
«F2»
«F3»

Por la presente me permito confirmar a usted que la Presidencia de la Corporación ha convocado la Asamblea General Ordinaria de Accionistas para que tenga lugar el 22 de marzo próximo a las 10:00 a.m. en el Salón 5, piso 9 del Club de Ejecutivos, ubicado en la Avenida 4 Norte No. 23DN-65 de Cali.

A esta Asamblea han sido convocados los Accionistas Ordinarios y los Accionistas con Dividendo Preferencial y sin Derecho a Voto para que ejerzan el derecho a voto que les corresponde en los términos de Ley y de acuerdo con el Reglamento que rige la emisión de esta clase de acciones.

En cumplimiento del ordenamiento de los artículos 30 y 31 de los estatutos sociales, se ha publicado el 22 de febrero de 2002 en los diarios El País y La República el correspondiente aviso de convocatoria.

Mucho agradeceré a usted en el caso de no serle posible concurrir personalmente a la Asamblea se haga representar en ella, mediante poder conferido en cumplimiento de lo dispuesto en el Artículo 24 de los estatutos, por medio de comunicación dirigida al Presidente de la Corporación en que se indique el nombre del apoderado y el de la persona en quien éste pueda sustituir el poder, acompañado del certificado de existencia y representación legal de quien lo otorga, debidamente actualizado.

Con la presente tengo el gusto de hacer llegar a usted un formato de poder el cual pueden utilizar para designar su representante en la Asamblea.

Los Balances de propósito general individual y consolidados a 31 de Diciembre de 2001 y demás informaciones exigidas por el Código de Comercio, se encuentran a disposición de los señores accionistas en la oficina del suscrito Secretario, ubicada en el piso 29 del Edificio Corporación Financiera del Valle de Cali.

Atentamente,

(Fdo.)
OSCAR CAMPO SAAVEDRA
Secretario General"

I. VERIFICACION DEL QUORUM

El Presidente pidió al Secretario informar acerca del número de acciones que se encontraban presentes o debidamente representadas y éste indicó que se encontraban 45.047.331 acciones ordinarias de las 56.725.353 acciones ordinarias que tiene suscritas y pagadas la Corporación en esta clase de acciones, y 5.664.876 acciones con Dividendo Preferencial y sin Derecho a Voto de las 9.298.994 acciones en que se encuentra dividido el capital social de la Corporación en esta clase de acciones, lo que representa el 79.21% y el 60.91% respectivamente, así:

Acciones Ordinarias

Accionista	**No. Acciones**	**Representada**	**Calidad**
Amalfi S.A.	4.880.142	Sonia López Solarte	Apoderada
BBV Banco Ganadero S.A.	437.684	Jairo Sanín Angel	Apoderado
Banco de Bogotá	5.963.476	Nubia Montes de Occa	Apoderada
Banco de Occidente	1.581.853	Gerardo Silva Castro	Apoderado
Banco Popular	4.727.523	José María Domínguez Velasco	Apoderado
Banco de Crédito	4.144	Diana María Peña	Apoderada
Banco Caja Social	53.053	Juan Carlos Gómez	Apoderado
Banco del Pacífico en Liquidación	446.771	Fernando Cruz Losada	Apoderado
Cementos del Valle S.A.	1.828.601	Alejandro Zuluaga	Apoderado
Consuelo Scarpetta Gnecco	20.650	Sonia López Solarte	Apoderada
Corporación Financiera Colombiana S.A.	127.298	Cecilia Garzón Castrillón	Apoderada
Corporación Universitaria Autónoma de Occidente	190.314	Diego Smith Vallejo	Apoderado
Corporación Financiera del Pacífico S.A. en Liquidación	50.033	Luz Angela Marrugo Ruíz	Apoderada
Factoring de los Andes S.A.	22.170	Cecilia Garzón Castrillón	Apoderada

Accionista	No. Acciones	Representada	Calidad
Federación Nacional de Cafeteros de Colombia-como Adm. del Fondo Nacional del Café.	1.205.947	Amparo Murillo Betancourt	Apoderada
Federación Nacional de Cafeteros de Colombia	441.315	Amparo Murillo Betancourt	Apoderada
Federación Nacional de Cafeteros de Colombia-Comité Departamental de Cafeteros del Valle	4.454.390	Amparo Murillo Betancourt	Apoderada
Fiduciaria de Occidente S.A.-Fideicomiso de Garantía No. 4-1138	1.158.213	Bernardo Quintero Balcázar	Apoderado
Fiduciaria del Pacífico S.A. – Fideicomiso FA-3.0089	61.406	Luz Angela Marrugo Ruíz	Apoderada
Fiduciaria del Pacífico S.A. – F.C.E. Superrenta	31.436	Luz Angela Marrugo Ruíz	Apoderada
Fiducia Mercantil Irrevocable de Admón., Garantía y Pagos Azucarera del Valle	1.567.887	Alvaro Parrado	Apoderado
Fondo de Cesantías Porvenir	1.000.000	Cecilia Garzón Castrillón	Apoderada
Fondo de Pensiones Obligatorias Porvenir	653.541	Cecilia Garzón Castrillón	Apoderada
Fondo de Pensiones Voluntarias Porvenir	500.000	Cecilia Garzón Castrillón	Apoderada
Fondo de Garantías de Instituciones Financieras – Fogafín	258.048	Guillermo Méndez Saab	Apoderado
Gloria Scarpetta de Piedrahíta	646.822	Sonia López Solarte	Apoderada
International Finance Corporation	2.976.235	Angela María Fonseca	Apoderada
Ingenio Providencia S.A.	3.203.688	Vicente Borrero Calero	Apoderado

Accionista	No. Acciones	Representada	Calidad
Ingenio del Cauca S.A.	32.471	Vicente Borrero Calero	Apoderado
Inversiones Industriales, Comerciales y Financieras S.A.	9.265	Bernardo Quintero Balcázar	Apoderado
Inversiones Nacionales S.A.	802.229	Bernardo Quintero Balcázar	Apoderado
Irma Cecilia Caicedo de Botero	23.321	Bernardo Quintero Balcázar	Apoderado
Ingenio Riopaila S.A.	901.787	Bernardo Quintero Balcázar	Apoderado
Industrias de Envases S.A.	871.015	Gema Mercedes Mejía Cabal	Rep. Legal
Jorge Alberto Valencia García	2.221	Santiago Valencia	Apoderado
Lilly Scarpetta Gnecco	646.984	Sonia López Solarte	Apoderada
Manuelita S.A.	6.634	Eric Halliday B.	Apoderado
Mario Scarpetta Gnecco	653.586	Sonia López Solarte	Apoderada
Néstor Duque Salazar	121	Néstor Duque Salazar	Nombre Propio
The Industrial Bank of Japan Ltda.	1.970.888	Amparo Murillo Betancourt	Apoderada
Universidad Católica de Manizales	420.457	Hna. Maria Ofir Jaramillo	Apoderada
Universidad Autónoma de Manizales	100.000	Diego Smith Vallejo	Apoderado
Total	**44.933.619**		

Acciones con Dividendo Preferencial y sin Derecho a Voto

Accionista	No. Acciones	Representada	Calidad
Alfredo Londoño Gálvis	18.202	Alfredo Londoño Gálvis	Nombre Propio
Colombiana de Licitaciones y Concesiones Ltda.	3.031.625	Cecilia Garzón Castrillón	Apoderada
Fondo de Pensiones Obligatorias Porvenir	2.614.455	Cecilia Garzón Castrillón	Apoderada
Liliana de la Espriella Riveros	580	Héctor Andrés de la Espriella	Apoderado
Néstor Duque Salazar	14	Néstor Duque Salazar	Nombre Propio
Total	**5.664.876**		

Por lo anterior hay quórum para delibera y decidir. También se encuentra presente el Doctor Oscar Dario Morales, Revisor Fiscal de la Corporación.

II. CONSIDERACION DEL ORDEN DEL DIA

Todos los asistentes por unanimidad aprobaron el siguiente orden del día:

1. Verificación del quórum.

2. Consideración del Orden del Día.

3. Lectura de la carta de aprobación del Acta No. 052 correspondiente a la reunión del 20 de septiembre de 2001.

4. Designación de la Comisión que a nombre de la Asamblea General Ordinaria de Accionistas estudie y de su aprobación al Acta No. 053 correspondiente a la reunión de la Asamblea celebrada hoy 22 de marzo de 2002.

5. Elección de Directores para el período 2002 – 2004 y fijación de honorarios.

6. Elección de Revisor Fiscal Principal y Suplente para el período 2002 – 2004, fijación de honorarios y determinación de las apropiaciones.

7. a. Informe de Gestión de la Junta Directiva y el Presidente a la Asamblea General Ordinaria de Accionistas.

   b. Lectura de los Balances de propósito general individuales y consolidados al 31 de diciembre de 2001 y de los Estados de Resultados correspondientes, así como de la información suplementaria de que tratan las Circulares números 007 de Junio 28 de 1983 y 003 de Febrero 8 de 1984 de la Superintendencia de Valores.

   c. Lectura de los informes que acerca de los Balances a Diciembre 31 de 2001 y de los Estados de Resultados rinde el Revisor Fiscal, al igual que de la información suplementaria requerida por la Superintendencia de Valores.

   d. Lectura del anexo que contiene la información exigida por el Artículo 446 del Código de Comercio en su numeral 3o.

   e. Lectura de la información exigida por la Circular 007 de 1996 de la Superintendencia Bancaria.

   f. Consideración por parte de la Asamblea de los Balances de propósito general individual y consolidado al 31 de Diciembre de 2001 y sus correspondientes Estados de Resultados.

8. Proposición para enjugar pérdidas.

9. Dividendos Acciones con Dividendo Preferencial y sin Derecho a Voto.

10. Proposiciones y varios.

III. LECTURA DE LA CARTA DE APROBACION DEL ACTA 052 CORRESPONDIENTE A LA REUNION DEL 20 DE SEPTIEMBRE DE 2001.

El Secretario dio lectura a la carta de fecha 21 de Septiembre de 2001, dirigida por los Doctores Amparo Murillo Betancourt y Juan Carlos Parra a la Corporación, en la cual dan su aprobación al Acta 052 de la Reunión efectuada el 20 de Septiembre de 2.001.

"Cali, 21 de Septiembre de 2001

Señores
CORPORACION FINANCIERA DEL VALLE S.A.
Cali

Apreciados señores:

Por la presente nos permitimos dar aprobación al Acta No. 052 correspondiente a la reunión de la Asamblea General de Accionistas de la Corporación, realizada el 20 de Septiembre de 2.001.

(Fdo.)
AMPARO MURILLO BETANCOURT

(Fdo.)
JUAN CARLOS PARRA"

IV. DESIGNACION DE LA COMISION QUE A NOMBRE DE LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS ESTUDIE Y DE SU APROBACION AL ACTA No. 053 CORRESPONDIENTE A LA REUNION DE LA ASAMBLEA CELEBRADA HOY 22 DE MARZO DE 2002.

PROPOSICION No. 1

La Asamblea General Ordinaria de Accionistas de la Corporación Financiera del Valle S.A., en uso de las facultades que le confiere el Artículo 34 de los Estatutos Sociales,

RESUELVE:

Desígnase una Comisión integrada por las Doctoras Amparo Murillo Betancourt y Sonia López Solarte para que a nombre de la Asamblea General de Accionistas de la Compañía estudie el acta No. 053 correspondiente a la reunión de hoy 22 de marzo de 2002, y le den su aprobación.

Esta proposición fue aprobada por todos los Accionistas Ordinarios como por los Accionistas con Dividendo Preferencial y sin Derecho a Voto.

V. ELECCION DE DIRECTORES PARA EL PERIODO 2002 – 2004 Y FIJACION DE HONORARIOS

La Presidencia decretó un receso para que los accionistas pudieran dialogar y convenir las listas para la elección de Directores para el período 2002 – 2004.

El Secretario informó a la Presidencia que se había inscrito una sola lista así:

JUNTA DIRECTIVA
PERIODO 2002 - 2004

Directores Principales	Directores Suplentes
1. Alejandro Figueroa Jaramillo	Hernán Rincón Gómez
2. Efraín Otero Alvarez	Renny Alberto López Sánchez
3. Carlos Arcesio Paz Bautista	Carlos Santander Palacios
4. Mario Scarpetta Gnecco	Lilly Scarpetta Gnecco
5. Iván Felipe Mejía Cabal	Consuelo Scarpetta Gnecco
6. Roberto Pizarro Mondragón	Carlos Alberto González Arboleda
7. Ariosto Manrique Herrera	Harold Antonio Cerón Rodríguez
8. Santiago Madriñán de la Torre	Augusto Martínez Carreño
9. Jorge Herrera Barona	Alvaro Correa Holguín

Reanudada la sesión se procedió a la elección, designándose a los Doctores Vicente Borrero Calero y Diego Smith Vallejo como escrutadores, quienes aceptaron el cargo y procedieron a la recolección de las papeletas de votación. El total de votos emitidos por esta lista fue de 44.933.619 ordinarios y 5.664.876 accionistas con Dividendo Preferencial y sin Derecho a Voto, esto es el 100% de las acciones ordinarias y con Dividendo Preferencial y sin Derecho a Voto presentes en la reunión.

Acto seguido el Presidente preguntó a la Asamblea si declaraba legalmente electos como Directores Principales y Suplentes, en su orden a los Señores:

Directores Principales

Alejandro Figueroa Jaramillo
Efraín Otero Alvarez
Carlos Arcesio Paz Bautista
Mario Scarpetta Gnecco
Iván Felipe Mejía Cabal
Roberto Pizarro Mondragón
Ariosto Manrique Herrera
Santiago Madriñán de la Torre
Jorge Herrera Barona

Directores Suplentes

Hernán Rincón Gómez
Renny Alberto López Sánchez
Carlos Santander Palacios
Lilly Scarpetta Gnecco
Consuelo Scarpetta Gnecco
Carlos Alberto González Arboleda
Harold Antonio Cerón Rodríguez
Augusto Martínez Carreño
Alvaro Correa Holguín

La asamblea por unanimidad los declaró legalmente electos.

A continuación la Asamblea General de Accionistas por unanimidad decidió que cada uno de los Directores continúe devengando unos honorarios de $700.000 por su asistencia a cada reunión de Junta Directiva, valor que no ha sufrido incremento desde 1998.

VI. ELECCION DE REVISOR FISCAL PRINCIPAL Y SUPLENTE PARA EL PERIODO 2002 – 2004, FIJACION DE HONORARIOS Y DETERMINACION DE LA APROPIACION.

A continuación la Asamblea General de Accionistas, por unanimidad de los Accionistas Ordinarios y de los Accionistas con Dividendo Preferencial y sin Derecho a Voto presentes en la reunión, determinó que la firma Arthur Andersen y Cía Ltda. continúe ejerciendo las funciones de Revisoría Fiscal de la Corporación para el período 2002-2004.

Así mismo se le asignó a la firma Arthur Andersen y Cía Ltda. como remuneración ordinaria anual por los servicios de Revisoría Fiscal la suma de $110.000.000, los cuales serán cancelados en 9 cuotas mensuales, 8 por valor de $12.220.000 y una última cuota de $12.240.000. La primera cuota será pagada en el mes de Abril de 2002.

En los términos de la Circular 020 de 2002 se presenta la siguiente descomposición:

El número de horas totales presupuestadas son 2.700, las cuales incluyen la participación en los Comités de Auditoría y en las reuniones de Junta Directiva a las cuales asistirán cuando lo considere conveniente o por invitación de los Directores y/o por la Administración

- El equipo de trabajo de la Revisoría Fiscal estará conformado por un Socio Asesor experto en el sector financiero, un Socio responsable del trabajo, un Gerente del área de Auditoría, un Gerente del área de Riesgo de Tesorería y Financieros, un Gerente del área de Riesgo de Tecnología, un Senior de Auditoría, un Senior del Area de Riesgos de Tesorería y Financieros y dos Asistentes de Auditoría. El equipo de trabajo estará soportado por expertos en diversas

disciplinas como Abogados e Ingenieros de Sistemas, y además contarán con la asesoría, en caso de ser necesario, de otros Socios de la firma o expertos a nivel mundial.

- La Corporación no proporcionará ningún funcionario de su propia nómina para trabajar bajo la dirección de la Revisoría Fiscal.

- La totalidad de los gastos, en que incurra la Revisoría Fiscal para el desarrollo de sus funciones, correspondientes a viáticos, transporte, papelería, útiles de trabajo, correo, fax, teléfono, y télex, entre otros, serán asumidos por la Corporación, y los mismos se estiman en $30.0MM anuales.

Para el uso de la Revisoría Fiscal, la Corporación ha dispuesto en sus oficinas principales de Cali, Bogotá, Medellín y Barranquilla, puestos de trabajo provistos con los siguientes elementos:

- Puestos de trabajo: Uno por cada ciudad
- Cocineta (*)
- Baños (*)
- Computador
- Impresora
- Teléfono
- Sumadora - calculadora
- Correo Electrónico
- Fax (*)
- Fotocopiadora (*) y demás útiles necesarios para desarrollar sus labores.

(*) Estos elementos son compartidos con los funcionarios de la Corporación que laboran en cada una de las oficinas.

VII. a. INFORME DE GESTION DE LA JUNTA DIRECTIVA Y EL PRESIDENTE A LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS

El Doctor Alejandro Zaccour Urdinola dio lectura al informe que conjuntamente presentaron la Junta Directiva y el Presidente a la Asamblea General Ordinaria de Accionistas, que dice:

"INFORME DE GESTION AÑO 2001

A pesar de las expectativas del Gobierno Nacional y de la mayoría de analistas económicos a inicios del año 2001, la economía colombiana no logró consolidar una recuperación de su nivel de producción a lo largo del año.

Efectivamente, la tasa de crecimiento de la economía en el año 2001 alcanzó tan sólo un nivel de 1.6% cuando las proyecciones oficiales a inicios de año bordeaban el 4%. Sin embargo, el choque externo derivado de la caída de los precios de algunos de los principales productos de exportación

(petróleo y café), la desaceleración de la economía mundial y principalmente la contracción de la demanda interna derivada de los altos niveles de desempleo y la baja confianza de los consumidores condujeron a una baja tasa de crecimiento.

Incluso, el bajo nivel de actividad económica llevó al Gobierno Nacional a flexibilizar durante el año sus metas de desempeño fiscal fijadas en el Acuerdo Extendido con el Fondo Monetario Internacional. A pesar del crecimiento de los ingresos tributarios como consecuencia de la reforma tributaria aprobada al cierre del año 2000, este incremento fue sustancialmente inferior al proyectado debido a la desaceleración de la actividad productiva lo que llevó a que el déficit del Sector Público Consolidado en el año 2001 bordeara el 3.3% del PIB cuando la meta original señalaba un nivel de 2.6% del PIB.

A pesar de estas dificultades, la economía colombiana logró avances en otros frentes, siendo la reducción del nivel de las tasas de interés local e inflación los más importantes. Gracias a una política de amplia liquidez adoptada por el Banco de la República con el fin de apoyar el proceso de reactivación de la economía, las principales tasas de interés de referencia del mercado redujeron sensiblemente su nivel a lo largo de 2001. La DTF pasó de niveles de 13.4% E.A. al inicio del año a 11.5% al cierre de 2001. Este fenómeno también permitió una reducción en el costo del endeudamiento público interno a través de TES. La tasa de colocación de los títulos de deuda pública a 1 año cayó de 14.2% E.A. en enero a 11.6% E.A. en la última subasta del año.


Tasa de Captación DTF E.A.
14.0%
13.5%
13.0%
12.5%
12.0%
11.5%
11.0%
Ene-01
Feb-01
Mar-01
Abr-01
May-01
Jun-01
Jul-01
Ago-01
Sep-01
Oct-01
Nov-01
Dic-01
Ene-02

Esta caída en el nivel de la tasa de interés estuvo soportada también en la reducción de la tasa de inflación anual. Frente a una inflación observada de 8.8% en el año 2000, el incremento en el nivel de precios de la economía en 2001 sólo llegó a un nivel de 7.7%, inferior a la meta de 8% fijada por el Banco de la República.

En el frente cambiario, el mercado experimentó un bajo nivel de devaluación nominal que llevó a que la tasa de cambio cerrara 2001 en 2,290 pesos por dólar, lo que significó una depreciación de tan sólo 3% en el año. Este bajo nivel de devaluación se explica principalmente por las expectativas de monetizaciones del sector público por parte de los agentes del mercado. Tanto la financiación del déficit del sector público con los recursos del endeudamiento externo como las

divisas del Fondo de Estabilización Petrolera (FAEP), incrementaron las expectativas de oferta de dólares en el mercado y precipitaron una revaluación en el último trimestre del año.

Sistema Financiero

Después de tres años en que el sistema financiero registró pérdidas, el año 2001 observó el retorno de utilidades. Adicionalmente, los principales indicadores de riesgo continuaron mostrando mejoría respecto a los niveles observados en años anteriores.



1999 2001
Cubrimiento
74.7
33.4
Cartera improductiva / Bruta
8.2
10.2
Calidad de cartera
9.7
13.6



Utilidades Sector Financiero
(Cifras expresadas en miles de millones de pesos)
1999
2000
2001
1,000
0
-1,000
-2,000
-3,000

Fuente: Superintendencia Bancaria

Sin embargo, es necesario notar que a pesar de esta recuperación la cartera de créditos del sistema financiero continúa sin reaccionar. A lo largo de 2001 la cartera de créditos del total del sistema financiero registró una caída en términos nominales del 3%, lo que implica una contracción en términos reales superior al 10%. En los últimos tres años la cartera de créditos en términos reales ha caído más de un 30%. Este efecto es preocupante más aun, cuando se compara con los incentivos en la reducción de tasas de interés aplicados tanto por el gobierno como por el sector financiero. Hoy en día las tasas de interés se encuentran en sus niveles históricos más bajos. En términos reales el DTF se encuentra 3.59% puntos por encima de la inflación para el cierre del 2001, mientras que a diciembre de 1999 se encontraba en 6.0% puntos.

Cartera Total del Sistema Financiero
(En miles de millones de pesos constantes en 1998)



30,000
27,000
24,000
21,000
18,000
15,000
12,000
9,000
6,000
3,000
0
6.0%
4.2%
3.6%
1999
2000
2001
Comercial
Hipotecaria
Consumo
Tasa Real

Por lo anterior es de vital importancia que se trabaje a fondo en los fundamentales necesarios para reactivar el crecimiento del sector productivo. Dentro de estos fundamentales consideramos que para lograr una senda sostenible de crecimiento es necesario incrementar la tasa de ahorro interna de la economía, y en este proceso el papel del sector financiero es central. Colombia registra una de las tasas de ahorro más bajas de América Latina y en este escenario la posibilidad de generar inversión se reduce notablemente debido al alto costo del capital. De hecho, la tasa de ahorro bruto del país es inferior a la del promedio latinoamericano y la de los países en vías de desarrollo. Esto implica que Colombia, de no revertir esta tendencia, empezará a rezagarse respecto a los demás países del área.

Ahorro Bruto como % del PIB



30%
25%
20%
15%
10%
5%
0%
Colombia
América Latina
Paises en Desarrollo

Para el próximo año las señales de los entes regulatorios, deberían promover expansión y consolidar recuperación del sistema. En el caso particular del sector financiero, la imposición de cargas normativas que desestimulen el negocio que apenas está mostrando los primeros visos de

recuperación, serian señales contradictorias frente a las necesidades del país y del sector productivo.

Corfivalle 40 años

En Colombia, el papel de las Corporaciones Financieras ha sido el de agentes especializados en la búsqueda de incrementar el nivel de ahorro y canalizar estos recursos a los sectores productivos de la economía, bien sea a través de crédito o como accionistas empresariales. Las Corporaciones Financieras se han convertido en los principales dinamizadores del mercado interno de capitales, tanto como inversionistas institucionales así como estructuradores y desarrolladores de productos de mercado.

Sin embargo, el nivel de desarrollo del mercado de capitales aún es muy bajo. Aunque el surgimiento de los fondos de pensiones como nuevos inversionistas institucionales ha dado un cierto empuje al mercado de capitales local, el trabajo de las Corporaciones Financieras es fundamental para desarrollar herramientas que permitan movilizar estos recursos y para masificar la utilización de este tipo de esquemas.

Dentro de este espíritu, que impulsó la creación de la figura de Corporaciones Financieras en Colombia en el pasado, Corfivalle a lo largo de sus 40 años se ha posicionado como una entidad líder en el desarrollo del mercado de capitales y en la creación de nuevas empresas.

Con el fin de canalizar el ahorro hacia la financiación de esfuerzos empresariales, Corfivalle ha llegado al año 2001 con un 92% de su cartera en el sector empresarial. Adicionalmente, a través de la participación directa como accionista en empresas Corfivalle ha logrado desarrollar más de 40 compañías en los últimos 40 años.

RESULTADOS DEL 2001

Los estados financieros del 2001 se ven afectados principalmente por el nivel de provisiones netas realizadas, que asciende a $35.023 millones y además al efecto de la eliminación de los ajustes por inflación que significó una reducción de más de $9.000 millones. Estos factores dieron como resultado una pérdida de $21.956 millones, inferior a la presentada el año anterior. Con estos niveles de provisiones el cubrimiento de cartera (provisiones / cartera vencida) es de 223%, muy superior a los del resto del sector. Cabe destacar que esta ortodoxia financiera adoptada está respaldada por la solidez patrimonial de la Corporación, que nos ubica en el séptimo lugar frente al resto del sistema financiero, con un índice de solvencia superior a los del sector y con una amplia diferencia frente al mínimo requerido del 9%.

BANCA CORPORATIVA

Debido al esfuerzo del equipo comercial la Corporación incrementó su cartera comercial en un 4% frente al año anterior, mientras que el sector aumentó el 0.5% frente a diciembre de 2000, esto nos permitió aumentar la participación del mercado al 3.4% del sector.

Este esfuerzo esta acompañado en una mejoría de los indicadores de riesgo de la Corporación, la calidad de la cartera (cartera vencida / cartera total) se encuentra en un 2.8% frente al promedio del sistema del 9.7% y un indicador de cubrimiento (provisiones / cartera vencida) cercano al 223% mientras el sistema lo tiene en un 74.7%.

Como reconocimiento a esta labor el Banco de Comercio Exterior de Colombia S.A. "Bancoldex" en la celebración de sus 10 años premió a los 6 mejores intermediarios financieros del país y el extranjero por su invaluable aporte al financiamiento de toda la cadena del comercio exterior, otorgándole el premio a Corfivalle en el grupo de las Corporaciones Financieras por mejor gestión financiera.

El volumen de captaciones se incrementó en un 24.2% frente a diciembre de 2000, crecimiento muy superior al 2.7% que presenta el sistema. Dicho aumento es resultado de la confianza y seguridad con que nos está percibiendo el mercado, y además la consolidación de la operación comercial y administrativa con nuestras filiales y el diseño y lanzamiento de nuevos productos. También a contribuido la utilización de nuevos canales tales como: la apertura de la oficina de Manizales en octubre y el desarrollo transaccional para que nuestros clientes a través de la página de Internet www.corfivalle.com puedan realizar sus operaciones.



Incremento Cartera Comercial
2001 vs 2000
4.0%
0.5%
CFV
Sector



Incremento Captaciones
2001 vs 2000
24.2%
2.7%
CFV
Sector

INVERSIONES

El negocio de inversiones incrementó su participación en los sectores de infraestructura, tecnología y consolidó sus posiciones en el portafolio de industria.

En Febrero del 2001, se adquirió el 9% de Proyectos de Infraestructura S.A. (PISA), compañía de infraestructura vial, incrementando la participación en este sector a 39.8% a Diciembre de 2001.

En diciembre se inició la inversión en International Business Communities (IBC), empresa del Grupo Carvajal dedicada a la Logística a través de la Tecnología en Internet. El porcentaje de nuestra participación será del 37% de la compañía.

Corfivalle incrementó la participación en la compañía Lloreda S.A. como resultado del proceso de la reestructuración financiera a través de la Ley 550, pasando del 34.4% al 53.83% convirtiéndose

en su principal accionista. Como resultado de este proceso donde participan más de 10 entidades financieras y varios inversionistas privados, se dio un fortalecimiento patrimonial a la compañía debido a que una porción importante de las acreencias se capitalizaron y el resto se reestructuraron en condiciones a largo plazo favorables para la empresa.

A mediados del año se incrementó la participación en Prodesal, mayor productor de cloro y soda a escala nacional, al pasar del 34% al 94.6%.

Durante el año los ingresos por dividendos se aumentaron sensiblemente frente a los obtenidos en el año 2000, por mejores resultados de nuestras inversiones y además por la consolidación en algunas compañías como PISA y Prodesal.

TESORERIA

Como resultado de la excelente gestión realizada por el área de Tesorería, la Corporación logró quedar incluida dentro del grupo de los 11 creadores de mercado para el año 2002, para todos los productos derivados y bonos soberanos. Esto aunado con el crecimiento de captaciones, incrementó nuestro portafolio de renta fija en un 100%, ubicándolo en más de $320.000 millones.

Por lo anterior, el volumen de transacciones totales registró ingresos al 2001 por valor de $20.949 millones lo que corresponde a un incremento del 38% frente al año 2000, colocándonos como uno de los líderes en el negocio de divisas y derivados colombiano.

Como apoyo a la gestión de tesorería la Corporación realizó importantes inversiones en tecnología, lo cual ha permitido tener una operación más ágil, eficiente y en línea con nuestros clientes.

BANCA DE INVERSIÓN

En el año 2001 la Banca de Inversión de la CFV estuvo al frente de las más importantes estructuraciones financieras en Colombia y adelantó más de 30 proyectos en las áreas de Mercado de Capitales, Fusiones y Adquisiciones, Finanzas Corporativas y Asesorías. Esto nos ha servido para ubicar a Corfivalle como el líder en la estructuración y colocación de bonos de los últimos años.

Underwriter	Monto (USD M)		
	Año 2000	Año 2001	Total (USD M)
Corfivalle	96,300	97,330	193,630
Citivalores	90,582	102,567	193,149
Corfinsura	46,558	56,303	102,861
Santander	47,005	26,187	73,192
Corfigan	18,626	21,823	40,449
Corficol	2,488	36,226	38,714
Suvalor	15,712	21,386	37,098
BBV		21,823	21,823
Colbolsa	19,480	-	19,480

Fuente: Bloomberg

Dentro de las operaciones realizadas en el año cabe destacar las siguientes:

- Estructuración y adjudicación de la concesión para la rehabilitación, mejoramiento, operación y mantenimiento de la vía Zipaquirá- Bucaramanga. Esta es la primera concesión vial de tercera generación en el país.
- Estructuración y colocación de la emisión de bonos de Promigas E.S.P. Primer tramo por $100,000 millones a la tasa más baja en la historia del mercado doméstico de capitales para un plazo de 10 años.
- Estructuración y colocación de la emisión de bonos de ALFA Compañía de Seguros por $100,000 millones.
- Estructuración y colocación de la primera emisión de bonos de Proyectos de Infraestructura S.A. PISA por $20,000 millones de pesos.
- Estructuración y colocación de un crédito sindicado, tanto en pesos (25,175 millones de pesos) como en dólares (3.4 millones de dólares), de Cartones América SA (CAME).
- Estructuración y Colocación de la segunda emisión de bonos de TIBITOC por $38,000 millones de pesos.
- Estudio de diagnóstico financiero para definir la estrategia para implementar una solución para las necesidades de flujo de caja de corto plazo en ISAGEN.

Adicionalmente, como parte de su estrategia de largo plazo, el área de Banca de Inversión incrementó su participación en el mercado internacional, asesorando empresas colombianas en su incursión en los mercados Sudamericanos, especialmente en Perú y Bolivia.

El área de Investigaciones Económicas ha fortalecido su liderazgo como generador de opinión en los medios de comunicación especializados, mediante la publicación de artículos en diarios como La República, el Índice de Deuda Pública - Corfivalle en Portafolio, la consulta de perspectivas en Bloomberg y Reuters y la reseña de los distintos informes en otros medios. Debido a lo anterior, los documentos producidos por esta área, y publicados en la página web de la Corporación y en el

correo diario enviado a los usuarios registrados, se han convertido en referencia permanente para nuestros clientes, complementando el servicio de asesoría financiera integral que presta Corfivalle.

FILIALES FINANCIERAS

Leasing del Valle S.A. C.F.C La entidad mostró un comportamiento positivo en el desarrollo de su negocio; registró al cierre del ejercicio de 2001 una Utilidad Neta de $2.200 millones frente a $728 millones a Diciembre de 2000. Es de resaltar además que el crecimiento del activo de Leasing se situó en el 40% y la calidad de cartera vencida arroja sensible mejoría al reducir de 4.03% a 2.47%. Por su parte, el patrimonio de la entidad cerró en $26.172 millones y el indicador de solvencia se ubicó en 26% al cierre del ejercicio lo cual le permite un crecimiento importante a la compañía si se tiene en cuenta que el mínimo legal requerido es del 9%.

Fiduciaria del Valle registro una utilidad al cierre del año 2001 por valor de $2.835 millones con un incremento del 100% frente al año 2000, resultado que obedece a la evolución de los ingresos de los fondos comunes de inversión y de los negocios fiduciarios de administración. Los ingresos por comisiones y honorarios fueron de $5,416 millones con un crecimiento del 18% frente al año 2000, lo cual sumado a una optimización de gastos llevó a que la utilidad operacional mostrara un crecimiento del 31%. Es destacable el crecimiento del saldo del Fondo Común Ordinario Valor Plus que se ubicó por encima de los $200.000 millones al cierre del 2001, al igual que el volumen de activos fideicomitidos administrados por Fiduvalle, que por valor de $1.6 billones ubican a Fiduvalle dentro de las primeras fiduciarias del país.

Cofivalle Finance (Bahamas) Limited cerró el año con utilidades por US$156.177, representadas en un incremento de los rendimientos del portafolio y a la colocación de la cartera de créditos destinada a financiar actividades de comercio exterior. Como hechos importantes del banco está la implementacion de la presencia física según la normatividad establecida por el Banco Central de las Bahamas; en cumplimiento de ésta, se contrato los servicios de " THE WINTERBOTHAM TRUST COMPANY LTD " como nuestros representantes locales para mantener constantemente información en línea que permita atender los requerimientos del regulador en materia financiera, control de lavado de activos y conocimiento del cliente.

TECNOLOGÍA

Con el propósito de ofrecerle a nuestros clientes servicios financieros y transacciones más ágiles, novedosas, seguras y cómodas, la Corporación Financiera del Valle y sus filiales han venido actualizándose constantemente en sus sistemas de información, estando permanentemente a la vanguardia de la tecnología.

Desde el año anterior se viene trabajando en la unificación de las plataformas de hardware y software para todas las empresas financieras del grupo, para que los clientes a través de un solo canal tengan acceso a todos sus productos.

En el año se finalizó la implementación de la página transaccional donde los clientes de Corfivalle y sus filiales de una manera confiable y segura pueden consultar en línea los saldos y movimientos de las operaciones, modificar los datos básicos del cliente, generar extractos de los diferentes productos, constituir o renovar inversiones, generar certificados fiscales, diligenciar solicitudes de cartas de crédito y giros financiados, diligenciar declaraciones de cambio, realizar pagos a terceros, recibir por e-mail información de vencimientos y saldos de las operaciones.

Adicionalmente, se concluyó la implementación de los aplicativos de Renta Fija y Divisas que administra los portafolios de las mesas de dinero en pesos y divisas; se compró e instaló el software para Recursos Humanos y Nómina, los cuales funcionan sobre plataforma NT en base de datos ORACLE.

Es destacable que la página web de la CFV ha alcanzado un importante desarrollo como una de las principales páginas de información económica, ubicándose como la segunda página de información económica del sistema financiero según ranking publicado por Primerapagina.com.

ADMINISTRACIÓN

La administración en busca de ser más eficiente y asegurar el fortalecimiento, estabilidad y competitividad, contrató los servicios de la compañía London Consulting Group con el propósito de desarrollar un proyecto de integración y productividad que permitiera realizar sinergías entre la Corporación y sus filiales financieras, a fin de optimizar sus procesos operativos y administrativos.

Esto nos permitió continuar con la política de racionalización del gasto, reduciéndolo 4.81% en términos reales frente a diciembre de 2000. Por lo anterior, el índice de eficiencia administrativa (Gastos / Activos promedios) a diciembre del 2001 es de 1.57%, frente a 1.64% del año 2000.

Es importante resaltar que el año pasado incluimos en nuestros estatutos el Código del Buen Gobierno y en el presente año, la Junta Directiva aprobó el Reglamento que contiene las políticas contenidas en la resolución 116 de 2002 sobre el adecuado funcionamiento de las asambleas de accionistas y la protección de los derechos de todos los accionistas.

En materia de cumplimiento de las normas sobre propiedad intelectual y derechos de autor la Corporación se encuentra al día en el licenciamiento del software utilizado y ha establecido políticas y procedimientos internos para efectuar el seguimiento a las instalaciones existentes.

De igual manera en el ámbito jurídico la Corporación ha venido cumpliendo a cabalidad las disposiciones legales, de las entidades de control y las estatutarias que la rigen.

En sus políticas se ha ceñido a los procedimientos tanto legales como internos establecidos y aprobados por la Junta Directiva.

En cuanto a los procesos en que es parte la Corporación, se atienden con la debida diligencia y dentro de las normas legales y procedimentales aplicables.

Por su parte las operaciones celebradas con socios y administradores presentan saldos activos por valor de $35,138 millones y corresponden al 1.62% de los activos totales de la entidad. Las condiciones de estas operaciones no difieren de las realizadas con terceros.

Con el fin de dar cumplimiento al articulo 47 de ley 222 de 1995, se indica que desde el cierre del balance hasta la fecha del presente informe no se ha presentado ningún hecho que pudiere afectar el normal desarrollo de la CFV.

ESTRATEGIAS 2002

Para el año 2002 consideramos que la prioridad de las autoridades económicas debe concentrarse en conducir la economía a obtener tasas de crecimientos superiores que permitan reducir el alto nivel de desempleo y fortalecer el sector productivo. En este empeño el mantenimiento de tasas de interés bajas que contribuyan a la reactivación del consumo y la inversión será un elemento fundamental, junto al mantenimiento de la estabilidad en las principales variables macroeconómicas como inflación y tasa de cambio. En este escenario será importante perseverar en el ajuste fiscal y en la aprobación de las reformas tendientes a recuperar la sostenibilidad financiera del estado colombiano, de forma que el endeudamiento público no se convierta en una barrera para lograr mantener la estabilidad en los mercados necesaria para la reactivación de la economía.

Bajo esta perspectiva, continuaremos enfocando nuestros esfuerzos en convertirnos en el asesor financiero de nuestros clientes, ofreciéndoles un portafolio completo de servicios y productos de la Corporación y sus filiales. Especial interés tendremos en el crecimiento de nuestra cartera y el fortalecimiento de nuestra red de banca privada para así poder prestar un servicio más ágil y personalizado.

En Tesorería continuaremos consolidando nuestro liderazgo en el mercado de derivados colombiano y escalando posición como creadores de mercado.

A través del área de Inversiones seguiremos impulsando la búsqueda de oportunidades de inversión para lo cual estamos promoviendo la vinculación de capital privado nacional y extranjero a entidades colombianas.

En Banca de Inversión estamos implementando estrategias para vincular a compañías que por su calificación o tamaño no pueden acceder al mercado de capitales.

El área administrativa concluirá el plan de integración operativa con sus filiales financieras alcanzando los objetivos establecidos como resultado de la asesoría llevada a cabo con la compañía London Consulting Group y acompañado de las implementaciones tecnológicas para consolidar el Back-Office, lo cual redundará en beneficio económico para la Corporación y sus filiales, permitiendo también ofrecer un mejor servicio al cliente.

Queremos agradecer a los Accionistas, a la Junta Directiva, y Empleados por su continuo apoyo para alcanzar los objetivos y metas propuestas por la Organización.

Finalmente, con motivo de los 40 años de la compañía queremos hacer un especial reconocimiento a uno de los principales motores de desarrollo de la empresa en este periodo, su equipo humano.

Fundación Cofivalle:

Desde su fundación en 1991 la CFV ha ofrecido su apoyo a la comunidad. Por tal razón concentró todos su esfuerzo en beneficio de la población menos favorecida creando la Fundación Cofivalle. Una fundación que responde al propósito y deseo de contribuir al desarrollo de las comunidades urbanas y rurales del país haciendo un valioso aporte a la cultura, economía y conservación del medio ambiente, a través de programas que buscan la generación de empleo, mejorar el ingreso de las familias y también brindar asistencia publica y social a las comunidades.

La Fundación Cofivalle cree firmemente en la necesidad de mejorar la calidad y cobertura de la educación del País. Por ello a partir del próximo año en conjunto con Corpoeducación, entidad colombiana sin ánimo de lucro implementará en cinco escuelas el programa de aceleración del aprendizaje, el cual está dirigido a niños y jóvenes entre 10 y 15 años con conocimientos básicos de lectura y escritura que se encuentra en extra edad escolar.

La Fundación Cofivalle también ha considerado importante dentro del desarrollo de su objeto social, vincularse al fortalecimiento de la educación superior, apoyando los mejores programas de derecho, economía e ingeniería de las universidades de la región, con el fin de que el nivel educativo compare favorablemente con estándares internacionales.

ALEJANDRO ZACCOUR URDINOLA
Presidente"

Los miembros de la Junta Directiva acogen y hacen suyo el presente informe.

Acto seguido, el Presidente presentó las operaciones realizadas entre la CFV y sus subordinadas, las cuales están contempladas en el balance y estado de resultados del ejercicio del año 2001 y cuyo detalle aparece en la nota # 31.

VII. b. LECTURA DE LOS BALANCES DE PROPOSITO GENERAL INDIVIDUALES Y CONSOLIDADOS AL 31 DE DICIEMBRE DE 2001 Y DE LOS ESTADOS DE RESULTADOS CORRESPONDIENTES, ASI COMO DE LA INFORMACION SUPLEMENTARIA DE QUE TRATAN LAS CIRCULARES NUMEROS 007 DE JUNIO 28 DE 1983 Y 003 DE FEBRERO 8 DE 1984 DE LA SUPERINTENDENCIA DE VALORES.

El Presidente solicitó al Secretario dar lectura a los Balances de Propósito General Individuales y Consolidados al 31 de Diciembre de 2001 y de sus correspondientes Estados de Resultados, así como a la información suplementaria exigida por la Superintendencia de Valores:

VII. c. LECTURA DE LOS INFORMES QUE ACERCA DE LOS BALANCES AL 31 DE DICIEMBRE DE 2001 Y DE LOS ESTADOS DE RESULTADOS RINDE EL REVISOR FISCAL, AL IGUAL QUE DE LA INFORMACION SUPLEMENTARIA REQUERIDA POR LA SUPERINTENDENCIA DE VALORES.

El Doctor Oscar Dario Morales, Revisor Fiscal Principal de la Corporación dio lectura a los informes que rinde la Revisoría Fiscal de los Estados Financieros de la Corporación y Consolidados:

VII. d. LECTURA DEL ANEXO QUE CONTIENE LA INFORMACION EXIGIDA POR EL ARTICULO 446 DEL CODIGO DE COMERCIO EN SU NUMERAL 3º.

En cumplimiento a los ordenamientos del Artículo 446 Numeral 3 del Código de Comercio, la Junta Directiva y el Presidente de la Corporación, informan a los señores accionistas que durante el ejercicio terminado el 31 de diciembre de 2001 se realizaron las siguientes erogaciones:

(Valores expresados en miles de pesos colombianos, excepto la conformación del capital)

➢ Por salarios a directivos	2,737.233
➢ Por bonificaciones a directivos	40.000
➢ Por concepto de honorarios Junta Directiva devengaron en el ejercicio la suma de	123.200
➢ Se pagó por concepto de honorarios a Asesores Independientes la suma de	2.014.327
➢ Se pagó por concepto de gastos de viaje la suma de	130.446
➢ Las donaciones realizadas por la Corporación en el ejercicio fueron	2.826.419

- En publicidad y propaganda se gastó la suma de 1.039.811
- En relaciones públicas se gastó la suma de 195.474
- En transportes se gastó la suma de 718.265
- Los depósitos de la Corporación en el exterior al cierre del ejercicio eran de US$3.137.618.07 y en miles de pesos $7.238.171.
- Las obligaciones en moneda extranjera a esta misma fecha eran de US$128.337.392.50 y en miles de pesos $296.061.531.
- Las inversiones de la Corporación a diciembre 31 de 2001, eran las siguientes:

Sociedades anónimas y de personas	591.654.734
Entidades financieras del exterior	35.440.801
Inversiones de liquidez	320.149.766
Inversiones Obligatorias	16.875.101

- La conformación del capital de la Corporación a Diciembre 31 de 2001, era la siguiente:

Número de Acciones	**Capital**	**Pesos**
Autorizado	80,000,000	800,000,000
Por suscribir	13,975,653	139,756,530
Suscrito y pagado	66,024,347	660,243,470

- Las cuentas contingentes y cuentas de orden a diciembre 31 de 2001, ascendieron a $7,642.079 millones.

VII. e. LECTURA DE LA INFORMACION EXIGIDA POR LA CIRCULAR No. 007 DE 1996 DE LA SUPERINTENDENCIA BANCARIA.

De conformidad con lo establecido en la Circular Externa No. 007 de 1996 emitida por la Superintendencia Bancaria y en razón a las funciones propias del comité, se indican a continuación las principales actividades llevadas a cabo por el comité de Auditoría durante le año 2.001, para ser presentada a la Asamblea de Accionistas:

- Conoció y avaluó el dictamen de los Estados Financieros de la Corporación Financiera del Valle al 31 de Diciembre de 2001 presentado por el Revisor Fiscal, al igual se conoció el resultado de los Estados Financieros al cierre del mismo año.

- Confirmó el concepto del Revisor fiscal respecto a la suficiencia y adecuadas medidas de control interno de la entidad a presentar en la Asamblea General de Accionistas. (artículo 209 C. de C.)

- Aprobó el informe de las labores desarrolladas y evaluadas por el Comité de Auditoría durante 2000.

- Estudió y aprobó la sustitución del Contralor de la Corporación Financiera del Valle S.A.

- Aprobó el Plan de Trabajo a desarrollar por el Revisor Fiscal y por la Auditoría interna durante el año 2001.

- Aprobó el reglamento bajo el cual funcionará el Comité de Auditoría.

- Supervisó las funciones y actividades de auditoría y evaluó la suficiencia y efectividad de los informes de control interno en los siguientes temas y lo confiable de su trabajo:

  - Seguridades del Sistema y Aplicativos
  - Tesorería.
  - Banca Privada
  - Actividades de Circularización
  - Inversiones de Renta Fija
  - Inversiones de Renta Variable
  - Cartera y Garantías
  - Lavado de Activos
  - Conciliaciones Bancarias
  - Controles de Ley

Verificó las medidas tomadas por la Administración en relación con los temas expuestos derivadas de las sugerencias y recomendaciones.

- Supervisó las funciones y actividades del Revisor Fiscal y evaluó la suficiencia y efectividad de los informes de control interno en los siguientes temas y lo confiable de su trabajo:

- Controles Generales de Sistemas
- Lavado de Activos
- Visitas a las oficinas
- Inversiones de alta y media bursatilidad
- Procedimientos de contabilidad y medidas de control interno
- Evaluación de la Cartera
- Seguimiento Superbancaria
- Interacción con Superbancaria
- Principales procesos críticos

Verificó las medidas tomadas por la Administración en relación con los temas expuestos derivadas de las sugerencias y recomendaciones.

- Conoció y evaluó los informes del Oficial de Cumplimiento efectuados durante el año 2001.

- Conoció y evaluó los requerimientos de la Superintendencia Bancaria efectuados durante el año 2001.

- Conoció las actas de los comités de Alco y de Calificación de Cartera

VII. f. CONSIDERACION POR PARTE DE LA ASAMBLEA DE LOS BALANCES DE PROPOSITO GENERAL INDIVIDUAL Y CONSOLIDADOS AL 31 DE DICIEMBRE DE 2001 Y SUS CORRESPONDIENTES ESTADOS DE RESULTADOS.

El Presidente sometió a consideración de los Señores Accionistas el Balance General y el Estado de Resultados ya leídos y solicitó informaran si deseaban alguna aclaración adicional.

No habiéndose presentado inquietudes, el Presidente de la Asamblea Doctor Alejandro Zaccour, pregunta a los Señores Accionistas si aprueban los Estados Financieros presentados a su consideración. La Asamblea aprobó la siguiente proposición:

PROPOSICION No. 1

La Asamblea General de Accionistas de la Corporación Financiera del Valle S.A.

RESUELVE:

Aprobar los Balances de Propósito General Individual y Consolidados al 31 de Diciembre de 2001 y su correspondiente Estado de Resultados, así como el Informe de Gestión y del Revisor Fiscal.

La anterior proposición fue aprobada con el voto favorable de 43.612.399 acciones, ya que del total de las acciones entadas en la reunión, se abstuvo de votar el Doctor Mario Scarpetta Gnecco,

propietario de 653.586 acciones y la representante de las Doctoras Consuelo Scarpetta Gnecco, propietaria de 20.650 acciones y Lilly Scarpetta Gnecco, propietaria de 646.984 acciones, quienes por ser Directores de la Financiera se abstienen de aprobar con sus propias acciones las cuentas de la Administración, y por las 5.664.876 acciones con Dividendo Preferencial y sin Derecho a Voto.

VIII. PROPOSICION PARA ENJUGAR PERDIDAS

La totalidad de los accionistas presentes en la reunión, es decir las 44.933.619 acciones ordinarias y las 5.664.876 acciones con Dividendo Preferencial y sin Derecho a Voto aprobaron por unanimidad la siguiente proposición, mediante la cual se enjugan las pérdidas del ejercicio 2001:

PROPOSICION No. 2

La Asamblea General de Accionistas de la Corporación Financiera del Valle S.A., aprueba liberar de la prima en colocación de acciones la suma de $21,956,317,280.85 para enjugar las pérdidas del ejercicio del año 2001 por $21,956,317,280.85, así:

Liberar Prima en Colocación de Acciones		*21.956.317.280.85*
Total a Disposición de la Asamblea		*21.956.317.280.85*
Enjugar Pérdidas del Ejercicio	*(21.956.317.280.85)*	
Total Apropiado	***(21.956.317.280.85)***	*21.956.317.280.85*

IX. DIVIDENDOS ACCIONES CON DIVIDENDO PREFERENCIAL Y SIN DERECHO A VOTO.

El Doctor Alejandro Zaccour recordó a los Señores Accionistas que cada acción con Dividendo Preferencial y sin Derecho a Voto le dará derecho a su titular a recibir un dividendo mínimo preferencial anual equivalente al 2% del precio de suscripción en pesos de cada acción ($5,000), suscripción que se efectuó en 1993.

A partir del ejercicio 1993 este dividendo se ajustará cada año en una suma equivalente al 100% de la variación del índice de precios al consumidor (IPC), certificado anualmente por la autoridad competente colombiana, para el calendario. El reajuste producirá efectos para la liquidación del dividendo correspondiente al ejercicio en que se certifique el índice de referencia. Para el ejercicio del año 2001 el dividendo mínimo preferencial es de $383,50.

Como la Corporación no obtuvo utilidades en el ejercicio del año 2001, el dividendo correspondiente a este año se acumulará a los dividendos de los ejercicios de los años 1998 por

$299.90, 1999 por $327.58, y 2000 por $356.25, para ser pagados con las utilidades del ejercicio del año 2002 a los titulares que aparezcan inscritos en el libro de accionistas de la Corporación, en las fechas de pago determinadas por la Asamblea de Accionistas que se lleve a cabo en el año 2003. Dicho pago tendrá preferencia sobre cualquier otro dividendo a cargo de las acciones ordinarias.

El dividendo acumulado por acción asciende a la suma de $1.367,23. Las acciones ordinarias no tendrán derecho a dividendo sobre el ejercicio de 2001.

X. PROPOSICIONES Y VARIOS

No habiéndose presentado ningún tema sobre este punto y no existiendo otros que tratar, siendo las 12:30 p.m. se levantó la sesión.

ALEJANDRO ZACCOUR URDINOLA
Presidente

OSCAR CAMPO SAAVEDRA
Secretario

Informe de la Comisión nombrada para la aprobación de la presente Acta.

"Cali, 09 de Abril de 2002

Señores
CORPORACION FINANCIERA DEL VALLE S.A.
Cali

Apreciados señores:

Por la presente nos permitimos dar aprobación al Acta No. 053 correspondiente a la reunión de la Asamblea General de Accionistas de la Corporación, realizada el 22 de marzo de 2.002.

Atentamente,

(Fdo.)
AMPARO MURILLO BETANCOURT

(Fdo.)
SONIA LOPEZ SOLARTE

02 JUL 22

CORPORACION FINANCIERA DEL VALLE S.A.

MINUTE No.053

In the city of Santiago de Cali, on March 22, 2002, at 10:00 a.m., the General Assembly Meeting of Common Shareholders of Corporación Financiera del Valle S.A., held a meeting at Salon 5 of the Executives Club, Cali, with prior notice made through an announcement on El Pais and La Republica newspapers, on February 22, 2001.

The text of such notice reads as follows:

THE PRESIDENT OF
CORPORACION FINANCIERA DEL VALLE S.A.
IS HEREBY CALLING:

The General Assembly Meeting of holders of Non-Voting Preferred Stock to be held on March 21, 2002 at 4:30 p.m. at the headquarters of Corporación Financiera del Valle S.A., located at Calle 10 # 4-47, piso 23. The holders of such shares shall decide whether to exercise directly or through their Representative, Cititrust Colombia S.A., Sociedad Fiduciaria, the voting rights they have at the Ordinary General Meeting, under the terms of the Law and pursuant to the Regulations governing such type of shares.

It is also calling the Ordinary Assembly Meeting of holders of Non-Voting Preferred Stock to be held on March 22, 2002 10:00 a.m. in the 5th Room, Piso 9, Club de Ejecutivos, located at Avenida 4 Norte No. 23DN-65, Cali.

The Shareholders who may not personally attend the meetings, are kindly requested to designate the proxies representing them through a written notice sent to the Corporation's President, indicating the proxy's name, the person who may substitute his powers, and the type of shares represented.

The Balance and its annexes, as well as the information required by Article 446 of the Commerce Code, shall be available to the Shareholders at the Corporation's Secretary's office.

ALEJANDRO ZACCOUR URDINOLA
President
Cali, February 22, 2002

Furthermore, on February 22, 2002, each common shareholder was sent, the following notice, at their registered addresses:

"Cali, February 22, 2002

Mr.

Hereby I am confirming that the Corporation's Presidency has called a General Assembly Meeting of Common Shareholders to be held next March 22 at 10:00 a.m. at Room 5 of the Executives Club, Cali, located at Avenida 4 Norte No. 23DN-65, Cali.

Common shareholders and Non-Voting Preferred Stock holders have been notified on this meeting to exercise their corresponding voting right pursuant to the Law and the Regulations governing the issuing of such shares.

Pursuant to provisions of articles 30 and 31 of the by-laws, an announcement of such notice has been published on February 22, 2002 on El Pais and La Republica newspapers.

I shall be thankful that in case you may not personally attend the meetings, are kindly requested to designate the proxies representing you, pursuant to provisions of Article 24 of the by-laws, through a written notice sent to the Corporation's President, indicating the proxy's name, the person who may substitute his powers, and the type of shares represented, accompanied with an updated certificate of existence and legal representation.

Please find annexed the power form to be used in appointing a proxy for the Assembly.

The General Balance and consolidated balance as of December 31, 2001, as well as the information required by the Commerce Code, shall be available to the Shareholders at the Corporation's Secretary's office located at piso 29 of Edificio Corporacion Financiera del Valle, Cali.

Sincerely,

OSCAR CAMPO SAAVEDRA
General Secretary"

I. QUORUM VERIFICATION

The President asked the Secretary to advise about the number of shares that were present or duly represented and the Secretary said that there were 45,047,331 common shares out of the subscribed and paid 56,725,353 shares of Corporacion Financiera del Valle, and 5,664,876 Non-Voting Preferred Dividend Stocks out of 9,298,994 shares in which the Corporation's capital is divided for this kind of shares, accounting for 79.21% and 60.91% respectively, as follows:

Common Shares

Shareholder	No. of Shares	Proxy	Acting As
Amalfi S.A.	4.880.142	Sonia López Solarte	Apoderada
BBV Banco Ganadero S.A.	437.684	Jairo Sanín Angel	Apoderado
Banco de Bogotá	5.963.476	Nubia Montes de Occa	Apoderada

Shareholder	No. of Shares	Proxy	Acting As
Banco de Occidente	1.581.853	Gerardo Silva Castro	Apoderado
Banco Popular	4.727.523	José María Domínguez Velasco	Apoderado
Banco de Crédito	4.144	Diana María Peña	Apoderada
Banco Caja Social	53.053	Juan Carlos Gómez	Apoderado
Banco del Pacífico en Liquidación	446.771	Fernando Cruz Losada	Apoderado
Cementos del Valle S.A.	1.828.601	Alejandro Zuluaga	Apoderado
Consuelo Scarpetta Gnecco	20.650	Sonia López Solarte	Apoderada
Corporación Financiera Colombiana S.A.	127.298	Cecilia Garzón Castrillón	Apoderada
Corporación Universitaria Autónoma de Occidente	190.314	Diego Smith Vallejo	Apoderado
Corporación Financiera del Pacífico S.A. en Liquidación	50.033	Luz Angela Marrugo Ruíz	Apoderada
Factoring de los Andes S.A.	22.170	Cecilia Garzón Castrillón	Apoderada
Federación Nacional de Cafeteros de Colombia-como Adm. del Fondo Nacional del Café.	1.205.947	Amparo Murillo Betancourt	Apoderada
Federación Nacional de Cafeteros de Colombia	441.315	Amparo Murillo Betancourt	Apoderada
Federación Nacional de Cafeteros de Colombia-Comité Departamental de Cafeteros del Valle	4.454.390	Amparo Murillo Betancourt	Apoderada
Fiduciaria de Occidente S.A.-Fideicomiso de Garantía No. 4-1138	1.158.213	Bernardo Quintero Balcázar	Apoderado
Fiduciaria del Pacífico S.A. –Fideicomiso FA-3.0089	61.406	Luz Angela Marrugo Ruíz	Apoderada
Fiduciaria del Pacífico S.A. – F.C.E. Superrenta	31.436	Luz Angela Marrugo Ruíz	Apoderada
Fiducia Mercantil Irrevocable de Admón., Garantía y Pagos Azucarera del Valle	1.567.887	Alvaro Parrado	Apoderado
Fondo de Cesantías Porvenir	1.000.000	Cecilia Garzón Castrillón	Apoderada

Shareholder	No. of Shares	Proxy	Acting As
Fondo de Pensiones Obligatorias Porvenir	653.541	Cecilia Garzón Castrillón	Apoderada
Fondo de Pensiones Voluntarias Porvenir	500.000	Cecilia Garzón Castrillón	Apoderada
Fondo de Garantías de Instituciones Financieras – Fogafín	258.048	Guillermo Méndez Saab	Apoderado
Gloria Scarpetta de Piedrahíta	646.822	Sonia López Solarte	Apoderada
International Finance Corporation	2.976.235	Angela María Fonseca	Apoderada
Ingenio Providencia S.A.	3.203.688	Vicente Borrero Calero	Apoderado
Ingenio del Cauca S.A.	32.471	Vicente Borrero Calero	Apoderado
Inversiones Industriales, Comerciales y Financieras S.A.	9.265	Bernardo Quintero Balcázar	Apoderado
Inversiones Nacionales S.A.	802.229	Bernardo Quintero Balcázar	Apoderado
Irma Cecilia Caicedo de Botero	23.321	Bernardo Quintero Balcázar	Apoderado
Ingenio Riopaila S.A.	901.787	Bernardo Quintero Balcázar	Apoderado
Industrias de Envases S.A.	871.015	Gema Mercedes Mejía Cabal	Rep. Legal
Jorge Alberto Valencia García	2.221	Santiago Valencia	Apoderado
Lilly Scarpetta Gnecco	646.984	Sonia López Solarte	Apoderada
Manuelita S.A.	6.634	Eric Halliday B.	Apoderado
Mario Scarpetta Gnecco	653.586	Sonia López Solarte	Apoderada
Néstor Duque Salazar	121	Néstor Duque Salazar	Nombre Propio
The Industrial Bank of Japan Ltda.	1.970.888	Amparo Murillo Betancourt	Apoderada
Universidad Católica de Manizales	420.457	Hna. Maria Ofir Jaramillo	Apoderada
Universidad Autónoma de Manizales	100.000	Diego Smith Vallejo	Apoderado
Total	**44.933.619**		

Non-Voting Preferred Dividend Shareholders

Shareholder	No. of Shares	Proxy	Acting As
Alfredo Londoño Gálvis	18.202	Alfredo Londoño Gálvis	Nombre Propio
Colombiana de Licitaciones y Concesiones Ltda.	3.031.625	Cecilia Garzón Castrillón	Apoderada
Fondo de Pensiones Obligatorias Porvenir	2.614.455	Cecilia Garzón Castrillón	Apoderada
Liliana de la Espriella Riveros	580	Héctor Andrés de la Espriella	Apoderado
Néstor Duque Salazar	14	Néstor Duque Salazar	Nombre Propio
Total	**5.664.876**		

Therefore, there is quorum to deliberate and make decisions. The meeting is also attended by Mr. Oscar Dario Morales, the Corporation's Statutory Auditor.

II. ORDER OF THE DAY

The attendants unanimously approved the following order of the day:

1. Quorum verification
2. Order of the Day
3. Reading of previous minute No. 052 from the September 20, 2001 meeting.
4. Appointment of a Commision to study and approve Minute No. 053 on behalf of the General Assembly Meeting of Common Shareholders held today March 22, 2002.
5. Election of Directors for the 2002 – 2004 period and determination of fees.
6. Election of the Principal Statutory Auditor and the substitute for the 2002 – 2004 period, and determination of fees and appropriations.
7. a. Report from the Board of Directors and the President to the General Assembly Meeting of Common Shareholders.

   b. Reading of the Individual and Consolidated General Purpose Balances as of December 31, 2001 and the matching Financial Statements, as well as any complementary information contemplated on Circular letter numbers 007 dated June 28, 1983 and 003 dated February 8, 1984 from the Superintendencia de Valores.

c. Reading of reports about the Balances as of December 31, 2001 and the Statements of Results submitted by the Statutory Auditor, as well as any additional information required by the Superintendencia de valores.

d. Reading of annex containing the information required by Article 446 of the Commerce Code on its paragraph 3.

e. Reading of information required by Circular letter No. 007, 1996 by the Bank Superintendency.

f. Consideration by the Assembly of the individual and consolidated general purpose Balances as of December 31, 2001 and the matching Statements of Results.

8. Proposition to wipe out losses.
9. Dividend on Non-voting Preferred Dividend Shares.
10. Proposals and Miscellaneous.

III. READING OF LETTER APPROVING MINUTE 052 FROM THE SEPTEMBER 29, 2001 MEETING.

The Secretary read the letter dated September 21, 2001, from Mrs. Amparo Murillo Betancourt and Mr. Juan Carlos Parra to the Corporation, approving Minute 052 of the meeting held on September 20, and March 2, 2001.

"Cali, September 21, 2001

CORPORACION FINANCIERA DEL VALLE S.A.
Cali

Dear Sirs:

Hereby we are approving Minute No. 052 about the Shareholders' General Assembly Meeting held on September 20, 2001.

(Signed)
AMPARO MURILLO BETANCOURT

(Signed)
JUAN CARLOS PARRA"

IV. APPOINTMENT OF A COMMISSION TO STUDY AND APPROVE MINUTE No. 053 ON BEHALF OF THE GENERAL ASSEMBLY MEETING OF COMMON SHAREHOLDERS HELD ON MARCH 22, 2002.

PROPOSAL No. 1

The General Assembly Meeting of Common Shareholders of Corporacion Financiera del Valle S.A. with the faculties conferred by Article 34 of the By-laws,

RESOLVES:

To appoint a Commission made up by Mrs. Amparo Murillo Betancourt and Mrs. Sonia Lopez Solarte to study and approve Minute No. 053 from the March 22, 2002 Shareholders' General Assembly Meeting of the Company.

This proposal was approved by both the Common Shareholders and the Non-Voting Preferred Dividend Shareholders.

V. ELECTION OF DIRECTORS FOR THE 2002 – 2004 PERIOD AND DETERMINATION OF FEES

The President ordered a break to give time to shareholders time to agree on the lists for election of Directors for the 2002 – 2004 period.

The Secretary reported that the Presidency had prepared the following list:

BOARD OF DIRECTORS
2002 – 2004 PERIOD

	Principals	Alternates
1.	Alejandro Figueroa Jaramillo	Hernán Rincón Gómez
2.	Efraín Otero Alvarez	Renny Alberto López Sánchez
3.	Carlos Arcesio Paz Bautista	Carlos Santander Palacios
4.	Mario Scarpetta Gnecco	Lilly Scarpetta Gnecco
5.	Iván Felipe Mejía Cabal	Consuelo Scarpetta Gnecco
6.	Roberto Pizarro Mondragón	Carlos Alberto González Arboleda
7.	Ariosto Manrique Herrera	Harold Antonio Cerón Rodríguez
8.	Santiago Madriñán de la Torre	Augusto Martínez Carreño
9.	Jorge Herrera Barona	Alvaro Correa Holguín

The election proceeded upon resuming the session. Mr. Vicente Borrero Calero and Mr. Diego Smith Vallejo were appointed as observers, and accepted their designation and proceeded to collect the votes. Total votes issues per list was 44,933,619 common shareholders' votes and 5,664,876 Non-Voting Preferred Stock shareholders' votes; which is 100% of the common shares and Non-voting Preferred shares attending the meeting.

Following, the President asked the Assembly whether to declare legally elected the Principal and Alternate Directors, in their order, as follows:

Principals

Alejandro Figueroa Jaramillo
Efraín Otero Alvarez
Carlos Arcesio Paz Bautista
Mario Scarpetta Gnecco
Iván Felipe Mejía Cabal
Roberto Pizarro Mondragón
Ariosto Manrique Herrera
Santiago Madriñán de la Torre
Jorge Herrera Barona

Alternates

Hernán Rincón Gómez
Renny Alberto López Sánchez
Carlos Santander Palacios
Lilly Scarpetta Gnecco
Consuelo Scarpetta Gnecco
Carlos Alberto González Arboleda
Harold Antonio Cerón Rodríguez
Augusto Martínez Carreño
Alvaro Correa Holguín

The assembly unanimously declared them legally elected:

Following the shareholders General Assembly Meeting unanimously agreed on a Col.Ps 700,000 fee for the Directors attending each Board of Directors' meeting. Such value has remained unchanged since 1998.

VI. ELECTION OF THE PRINCIPAL STATUTORY AUDITOR AND HIS ALTERNATE FOR THE 2002 – 2004 PERIOD. DETERMINATION OF FEES AND APPROPRIATION

Following, the Shareholders' General Assembly, under the unanimous agreement of the Common Shareholders and Non Voting Preferred Stockholders attending the meeting, determined that the firm Arthur Andersen y Cia Ltda. will continue performing as Statutory Auditor of the Corporation for the 2002 – 2004 period.

Also, the firm Arthur Andersen y Cia Ltda. was assigned the amount of Col.Ps 110,000,000.oo as annual common fee for the Statutory Auditor services, which shall be paid on 9 monthly allotments, as follows: 8 allotments for Col.Ps 12,220,000 and the last allotment for Col.Ps 12,240,000. The first allotment will be paid in April 2002.

Pursuant to Circular Letter 020, 2002, the following terms are presented:

Total number of budgeted hours is 2,700, which include attendance to Audit Committees and to Board of Directors' Meetings which will be attended when deemed convenient or as invited by the Directors and/or the Management.

- The Statutory's Auditor team will be made up by a financial expert consultant partner, a partner responsible for the work, an Audit Manager, a Treasury and Financial Risk Manager, a Technology Risk Manager, an Audit Senior, a Treasury and Financial Risk Senior and two Audit Assistants. The work team will be supported by experts in several disciplines such as Lawyers and Systems Engineers, and will count on the consultancy of the firm's partners or worldclass experts, if necessary.
- The Corporation will not provide any official from its payroll to work under the direction of the Statutory Auditor.
- All the expenses, incurred by the Statutory Auditor for the performance of his functions, such as travel expenses, transportation, stationery, work materials, mails, fax, telephone, telex, and others, will be assumed by the Corporation, and the annual estimated amount for such expenses is Col.Ps 30.0MM.

The Corporation has provided in its main offices in the cities of Cali, Bogotá, Medellin, and Barranquilla, work sites to be used by the Statutory Auditor, provided with the following elements:

- Work site: one per city
- Small kitchen (*)
- Restrooms (*)
- Computer
- Printer
- Telephone
- Calculator
- E-mail
- Fax(*)
- Photocopier (*) and other materiales necessary to carry out the job.

(*) These elements are shared with the Corporation's officials working in each office.

VIII.a. BOARD OF DIRECTORS' AND PRESIDENT'S REPORT TO THE GENERAL ASSEMBLY MEETING OF COMMON SHAREHOLDERS

Mr. Alejandro Zaccour Urdinola read the report jointly submitted by the Board of Directors and the General Assembly Meeting of Common Shareholders, that reads as follows:

2001 MANAGEMENT REPORT

In spite of the expectations of the National Government and most economic analysts, at the beginning of year 2001, the Colombian economy was unable to consolidate the recovery of its production level throughout the year.

Effectively, the 2001 economy growth rate only reached 1.6% while the official projections at the beginning of the year were estimated at 4%. However, the external shock from the price decrease of some key export products (oil and coffeee), the worldwide economic deceleration, and mainly the contraction of internal demand from high unemployment levels and the low confidence of consumers led to a low growth rate.

In addition, the low economic activity level forced the National Government to become flexible about its fiscal performance goals stated in the Extended Agreement of the International Monetary Fund. In spite of the tax revenues increase, as a result of the tax reform approved by the end of year 2000, this increase was substantially lower than the estimated one, due to the deceleration of the productive activity. This caused the Consolidated Public Sector deficit to amount to 3.3% of the GNP in the year 2001, while the original goal was 2.6% of the GNP.

In spite of the difficulties, the Colombian economy obtained some achievements in other areas, with the local interest rate reduction and inflation reduction as the most important ones. Thanks to an ample liquidity policy adopted by the Republic Bank in order to support the economy reactivation process, the main market reference interest rates dramatically reduced its level throughout 2001. The DTF went from 13.4% E.A. at the beginning of the year to 11.5% at 2001 year closing. This phenomenon also led to the reduction of the internal public debt cost through TES. The public debt security placement for one year dropped from 14.2% E.A. in January to 11.6% E.A. in the last auction of the year.

Tasa de Captación DTF E.A.


14.0%
13.5%
13.0%
12.5%
12.0%
11.5%
11.0%
Ene 01
Feb 01
Mar 01
Abr 01
My 01
Jun 01
Jul 01
Ago 01
Sep 01
Oct 01
Nov 01
Dic 01
Ene 02

This fall in the interest rate was also supported by the reduction of the annual inflation level. Compared to an observed inflation of 8.8% in the year 2000, the economy price increase in the year 2001 hardly amounted to 7.7%, which is lower than the 8% goal stated by the Republic Bank.

In the exchange area, the market went through a low nominal devaluation level. The exchange rate in the year 2001 closed at 2,290 pesos per dollar, only a 3% depreciation. This low devaluation level results mainly from the public sector monetization by the market agents. Both the public sector deficit financing with the external debt resources and the foreign currency from Oil Stabilization Fund (FAEP), increased dollar supply expectations in the market and caused a revaluation in the last quarter of the year.

Financial Systems

After three years of losses, in 2001 the financial system began to obtain revenues. In addition, the main risk indicators continued showing improvements with respect to the levels recorded in previous years.


1999
2001
Cubrimiento
74.7
33.4
Cartera improductiva / Bruta
8.2
10.2
Calidad de cartera
9.7
13.6


Utilidades Sector Financiero
(Cifras expresadas en miles de millones de pesos)
1999
2000
2001
1,000
0
-1,000
-2,000
-3,000

Fuente: Superintendencia Bancaria

However, it should be noted that in spite of this recovery, the loan portfolio of the financial system doesn't show any recovery sign. Throughout year 2001, total loan portfolio of the financial system recorded a nominal drop of 3%, a real contraction that exceeds 10%. In the last three years the loan portfolio has decreased by more than 30% in real terms. This is a critical effect, much so when compared to the incentives for interest rate reduction applied both by the government and the financial sector. Currently, interest rates are in their lowest historical levels. In real terms, the DTF is 3.59% above inflation at year 2001 closing, while as of December 1999, it recorded 6.0% points.


Cartera Total del Sistema Financiero
(En miles de millones de pesos constantes en 1998)
30,000
27,000
24,000
21,000
18,000
15,000
12,000
9,000
6,000
3,000
0
6.0%
4.2%
3.6%
1999
2000
2001
Comercial
Hipotecaria
Consumo
Tasa Real

From the above, emphasizing the reactivation of the productive sector is critical. Therefore, in order to pursue a sustainable growth path, it is necessary to increase the economy internal saving rate, and in this sector role is a critical one. Colombia shows one of the lowest saving rates in Latinamerica and under this scenario, the possibility of encouraging investments is highly reduced due to the high capital cost. In fact, the country's gross saving rate is lower than the Latinamerican average and the one of developing countries. This implies that if Colombia fails to revert this trend, it will be left behind with respect to the other economies in the region.


Ahorro Bruto como % del PIB
30%
25%
20%
15%
10%
5%
0%
Colombia
América Latina
Paises en Desarrollo

For next year, the signals of the regulating agencies will have to encourage expansion and consolidation of the system's recovery. In the particular case of the financial system, the imposition of regulating burdens that disencourage the business activity that is just beginning to show some recovery signals, would be contradictory with respect to the needs of the country and the productive sector.

Corfivalle 40 years

In Colombia, Financial Corporations have been intended to be specialized agents in increasing saving level and canalizing these resources towards the productive sectors of the economy, either through loans or as corporate shareholders. Financial Corporations have become the main dynamizers of the internal capital market, both as institutionl investors and as structurers and developers of market products.

However, the capital market development level is still low. Although the rise of pension funds as new institutional investors has spurred the local capital market, the work of Financial Corporations is critical to develop the tools that allow to move such resources and maximize the use of this type of schemes.

Within this spirit that drove in the past the creation of Financial Corporations in Colombia, Corfivalle throughought its 40 years of background has become a leader in developing capital markets and in creating new businesses.

In order to canalize the saving to finance business efforts, in the year 2001 Corfivalle has placed 92% of its investment portfolio in the business industry. In addition, with the direct participation as shareholder in various businesses, Corfivalle has supported the development of more than 40 companies in the last 40 years.

2001 RESULTS

Year 2001 financial statements are mainly affected by the level of net provisions made, amounting to Col.Ps 35,023 million and also the effect of eliminating the inflation adjustments accounting for a reduction of over Col.Ps 9,000 million. The previous facts resulted in losses for Col.Ps 21,956 million, lower than the one recorded in the previous year. With such provision levels, the portfolio hedging (provisions/uncollected accounts) is 223%, significantly higher than the rest of the industry. It should be noted that this financial orthodoxy adopted is backed by the Corporation's equity soundness, ranking in a seventh position with respect to the rest of the financial system, with a solvency index higher compared to the others in the industry, and with a wide difference with respect to the minimum required 9%.

CORPORATE BANKING

With the great effort of the Corporation's commercial the company increased its commercial portfolio by 4% with respect to the previous year, while the industry only recorded a 0.5% increase with respect to December 2000. This allowed us to increase our market share to 3.4% of the industry.

This effort has been paralleled with an imporovement of the Corporation's risk indicators. The porfolio quality (uncollected accounts/total portfolio) shows 2.8% with respect the banking industry's average, 9.7%, and a hedging indicator (provisions/uncollected accounts) near 22% while the whole banking industry records 74.7%.

In recognition to this activity, Banco de Comercio Exterior de Colombia S.A. "Bancoldex" in its 10 year anniversary gave an award to the best financial intermediaries both foreign and national for their valuable contribution to finance the foreign commerce chain. Corfivalle was awarded for the best financial performance among Financial Corporations.

Deposits increased by 24.2% with respect to December, 2000, significantly higher than the industry's 2.7%. Such increase originates in the perception of the market as a reliable institution, and in the consolidation of the commercial and administrative operation with our affiliates and the design and launching of our products. Also, the use of new channels has a great influence here: the opening of the office in Manizales last October and the availability of our Web site www.corfivalle.com to our customers.


Incremento Cartera Comercial
2001 vs 2000
4.0%
0.5%
CFV
Sector


Incremento Captaciones
2001 vs 2000
24.2%
2.7%
CFV
Sector

The investment business increased its shares in the infrastructure and technology and consolidated its positions in the industry portfolio.

In February 2001, the Corporation bought a 9% share in Proyectos de Infraestructura S.A. (PISA), a road infrastructure company, increasing its share in this industry to 39.8% as of December 2001.

In December, the investment in International Business Communities (IBC) was initiated. This company belongs to Carvajal Group, and is in the business of Logistics through Internet Technology. The Corporation will have a 37% share in IBC.

Corfivalle increased its share in Lloreda S.A. as a result of the financial restructuring process carried out under Law 550, from 34.4% to 53.83%, thus becoming the majority owner. As a result of this process where more than 10 financial entities and several private investors are involved, the company's equity was strenghthened, because a major portion of the credit was capitalized and the rest was restructured under favorable long term conditions.

By the middle of the year the Corporation's share in Prodesal was increased from 34% to 94.6%. Prodesal is the largest national producer of chlorine and soda.

Throughout the year, revenues from dividends significantly increased with respect to the ones obtained in the year 2000, due to the best results obtained in our investments and also from the consolidation of some companies such as PISA and Prodesal.

TREASURY

As a result of the excelent performance of the Treasury area, the Corporation was included in the group of 11 market creators in the year 2002, for all derivative products and soverign bonds. This fact along with

the increasing deposits, increased our fixed income security portfolio by 100%, amounting to over Col.Ps 320,000 million.

From the above, as of 2001 total transaction volume recorded revenues for Col.Ps 20,949 million, accounting for 38% with respect to 2000, becoming a leading company in the foreign currency and derivative business in Colombia.

In order to support the treasury operation, the Corporation carried out significant investments in technology, which has resulted in a faster, more efficient operation to meet the requirements of our customers.

INVESTMENT BANKING

In the year 2001 CFV's Investment Banking participated in the main financial restructuring operations in Colombia and carried out more than 30 projects in the Capital Markets, Mergers and Acquisitions, Corporate Financing and Consultancies. Corfivalle has become a leader in restructuring and security placement in the last few years.

Underwriter	Monto (USD M)		
	Año 2000	Año 2001	Total (USD M)
Corfivalle	96,300	97,330	193,630
Citivalores	90,582	102,567	193,149
Corfinsura	46,558	56,303	102,861
Santander	47,005	26,187	73,192
Corfigan	18,626	21,823	40,449
Corficol	2,488	36,226	38,714
Suvalor	15,712	21,386	37,098
BBV		21,823	21,823
Colbolsa	19,480	-	19,480

Source: Bloomberg

The following are the most important operations performed during the year:

- Structuring and awarding of the concession to rehabilitate, improve, operate and maintain the Zipaquira-Bucaramanga road. This is the first third generation road concession in the country.
- Structuring and placement of Promigas E.S.P. security issuance. This is the first tranche for Col.Ps 100,000 million at the lowest rate in the national history of capital markets, under a 10 year term.
- Structuring and placement of ALFA Insurance Company security issuance for Col.Ps 100,000.
- Structuring and placement of the first Proyectos de Infraestructura S.A. PISA security issuance for Col.PS 20,000 million.
- Structuring and placement of a syndicated loan, both in Colombian pesos (Col.Ps 25,175 million) and in dollars (Col.Ps 3.4 million) of Cartones America SA (CAME).
- Structuring and placement of the second tranche of TIBITOC bonds for Col.Ps 38,000 million.
- Financial diagnostics study to define the strategy to be implemented in solving ISAGEN's short term cash flow needs.

In addition, as part of the long term strategy, the Investment Banking area increased its participation in the international market, as advisor for Colombian companies in making businesses in South America, particularly in Peru and Bolivia.

CFV's Economic Research area has strengthened its leading position as an entity generating opinion in the specialized communication media, by publishing articles in newspapers such as La Republica, Portafolio, providing advise about perspectives in Bloomberg and Reuters and writing different reports in other media. From the above, the documents produced in this area and published in the Corporation's web page and in the daily mail sent to registered users, has become a permanent reference for our customers, complemented with integral financial consulting service provided by Corfivalle.

FINANCIAL AFFILIATES

Leasing del Valle S.A. C.F.C. This entity recorded a positive performance in its business. As of the end of year 2001 a Net Profit of Col.Ps 2,200 million with respect to Col.Ps 728 million as of December 2000, was recorded. It should be noted that assets increased by 40% and the uncollected accounts quality showed a significant improvement with a reduction from 4.03% to 2.47%. On the other hand, the entity's equity closed at Col.Ps 26,172 million and the solvency indicator was 26% by the end of the fiscal year, which will allow the company to significantly grow, taking into account that the minimum solvency index required is 9%.

Fiduciaria del Valle recorded Col.Ps 2,835 million in profits and obtained a 100% increase in the year 2000, with respect to the previous year. This is the result of an evolution of revenues from common investment funds, and the trust management businesses. Revenues from comissions and fees amounted to Col.Ps 5,416 million with an 18% increase with respect to year 2000. This along with expenditure optimization measures accounted for a 31% increase of the operational profit. Fondo Común Ordinario Valor Plus amounted to more than Col.Ps 200,000 by the end of year 2001, as well as the trusted asset volumen managed by Fiduvalle for Col.Ps 1.6 billion. Fiduvalle is ucrrently ranking as one of the leading trust companies in the country.

Cofivalle Finance (Bahamas) Limited recorded Col.Ps 156.177 million in profits by year end, which is the result of an increase in the portfolio yields and the loan portfolio placement destined to finance foreign trade activities. An important fact is the implementation of the bank's physical presence pursuant to the regulations established by the Central Bank of Bahamas. The services or THE WINTERBOTHAM TRUST COMPANY LTD were contracted as our local representative maintaining on line information on an ongoing basis in order to meet the requirements of the regulating entity with respect to financial operations, asset laundry control and customer information.

TECHNOLOGY

In order to provide our customers more efficient, novel, reliable and comfortable services and transactions, Corporacion Financiera del Valle and its affiliates have been constantly updating their information systems with state of the art technology.

Hardware and software unification for all the financial companies in the group has taken place since last year, which allows customers to access all their products through a single channel.

The implementation of the transactional page was completed during the year. Customers and affiliates can access reliable information on balances and operation movements, modify customer basic data, create statements of the different products, create or renew investments, issue tax certificates, fill out letters of credit requests and financial drafts, fill out exchange declarations, make third party payments, receive e-mailed information about maturities and operations balances.

In addition, the implementation of Fixed Revenues and currency application that manage the money desk portfolios in pesos and foreign currency was implemented. The software for Human Resources and Payroll was purchased and installed. Such software works on a NT platform under ORACLE.

CFV's web page has obtained a significant development as one of the main pages in economic information, ranking second in providing economic information issued by the financial system according to Primerapagina.com ranking.

MANAGEMENT

Pursuing more efficiency and ensuring strengthening, stability and competitiveness, CFV contracted London Consulting Group in order to develop an integration and productivity project intended to make synergies among the Corporation and its financial affiliates, in order to optimize its operative and administrative processes.

The above was paralleled with an expenditure rationalization policy, resulting in a 4.81% reduction in real terms compared to December 2000. From the above, the management efficiency index (Expenditure/Average assets) as of December 2001 is 1.57% compared to 1.64% in 2000.

It should be noted that last year the Good Government Code statutes were included in the Corporation's by-laws; and this year the Board of Directors approved the Regulation that contains the policies contained in resolution 116, 2002 on the appropriate operation of the shareholders' assembly meetings and the protection of shareholders' rights.

With respect to compliance with intellectual property and copyrights, the Corporation has updated the license use for its software and has established internal olicies and procedures to carry out the follow up on the existing facilities.

Also, in the legal area, the Corporation has met all the legal provisions issued by the control entities and the by-laws.

The Corporation has strictly followed the legal and internal procedures established and approved by the Board of Directors.

With respect to the processes where the Corporation is involved, these are duly met under the legal and proceeding standards.

On the other hand, the operations made with shareholders and administrators record asset balances for Col.Ps 35,138 million, accounting for 1.62% of the total assets. The conditions of these operations are similar to the ones carried out with third parties.

Pursuant to article 47, law 222 of 1995, since the balance closing up to the date of this report no fact has occurred that may affect CFV's normal performance.

2002 STRATEGIES

In the year 2002 the main priority of economic authorities should focus on conducting the economy towards obtaining a higher growth that allows to recue unemployment level and strengthen the productive sector. For this purpose, maintaining low interest rates that contribute to reactive consumption and investment will be a key factor, along with maintaining stability of the main macroeconomic variables such as inflation and exchange rate. Under this scenario, it will be important to make efforts in tax adjustments and in approving reforms intended to recover the financial stability of the country, in order to prevent public debt to become a barrier to attain the necessary market stability for economy reactivation.

Under this perspective, the Corporation will continue to focus on becoming a financial advisor for its customers, by offering a wide service and product portfolio. Particularly, the Corporation will focus on increasing its portolio and strengthening its private banking network in order to provide a more efficient and personalized service.

In the Treasury area the Corporation will continue consolidating its leadership in the Colombian derivative market and increasing its position as market creator.

Through the investment area the Corporation will continue encouraging search for new investment opportunities. For this purpose, the entity is encouraging the participation of both national and foreign private capital in Colombian firms.

In the Investment Banking, the Corporation is implementing strategies to attract firms that due to their qualification or size may not access the capital markets.

The management area will complete the operative integration plan with its financial affiliates attaining the objectives established in response to the consultancy carried out by London Consulting Group along with the implementation of technologies to consolidate the Back-Office, which shall result in the economic benefit of the Corporation and its affiliates, and in improving customer service.

We wish to thank the Shareholders, the Board of Directors, and the Employees for their ongoing support to attain the objectives and goals proposed by the Organization.

Finally, on occasion of the 40th anniversary of the Corporation, we wish give our special recognition to one of the main drivers of the company's development in this period, its people.

Cofivalle Foundation:

Since its foundation in 1991, CFV has provided support to the community. For this reason, Cofivalle Foundation was created in order to benefit low income population. The purpose of this foundation is to contribute to develop urban and rural communities of the country making a valuable contribution to culture, economy and environmental conservation, through programs intended to create employment, improve family income and offer public and social assitance to communities.

Cofivalle Foundation firmly believes in the need to improve education quality and coverage in the country. For this reason, the foundation along with Corpoeducation, a non-profit organization, will implement the learning acceleration program in five schools. This program is directed to 10 – 15 young people with basic reading and writing knowledge who have overpassed their school age.

Cofivalle Foundation has also emphasized the strengthening of higher education, supporting the best law, economy and engineering programs of universities in the region, in order to improve educational college level.

ALEJANDRO ZACCOUR URDINOLA
President

"The members of the Board of Directors approve this report.

Following, the President presented the operations carried out by CFV and its affiliates, which are included in the 2001 balance and financial statements, and are detailed on note #31.

VII.b. READING OF THE INDIVIDUAL CONSOLIDATED GENERAL PURPOSE BALANCE AS OF DECEMBER 31, 2001 AND THE STATEMENTS OF RESULTS, AS WELL AS THE COMPLEMENTARY INFORMATION REQUIRED BY CIRCULAR LETTERS 007 DATED JUNE 28, 1983 AND 003 DATED FEBRUARY 8, 1984 FROM SUPERINTENDENCIA DE VALORES.

The President asked the Secretary to read the Individual and Consolidated General Purpose Balances as of December 31, 2001 and the matching Statements of Results, as well as the complementary information required by the Superintendencia de Valores:

VII.c. READING OF REPORTS ABOUT THE BALANCE AS OF DECEMBER 31, 2001 AND THE STATEMENTS OF RESULTS SUBMITTED BY THE STATUTORY AUDITOR, AS WELL AS THE COMPLEMENTARY INFORMATION REQUIRED BY SUPERINTENDENCIA DE VALORES.

Mr. Oscar Dario Morales, CFV's Main Statutory Auditor read the reports submitted by the Statutory Auditor of the CFV's consolidated Financial Statements:

VII.d. READING OF THE ANNEX CONTAINING THE INFORMATION REQUIRED BY ARTICLE 446 OF THE COMMERCE CODE, PARAGRAPH 3.

In conformance with provisions of Article 446 Paragraph 3 of the Commerce Code, the Corporation's Board of Directors and the President advise the shareholders that during the year ending on December 31, 2001, the following expenditures were made:

➢ Salaries to directors	2,737,233
➢ Bonuses to directors	40,000
➢ Fees to the Board of Directors	123,000
➢ Fees to Independent Consultors	2,014,327
➢ Travel expenses	130,46
➢ Donations made by the Corporation	2,826,419
➢ Advertising and publicity	1,039,811
➢ Public relationships	195,474
➢ Transportation	718,265

Deposits of the CFV abroad by the end of the fiscal year amounted to US$3,137,618.07 and Col.Ps 7,238,171.

Foreign currency liabilities by the end of the fiscal year amounted to US$128,337,392.50 and Col.Ps 296,061,531.

The CFV's investments as of December 31, 2001 were the following:

Corporations and partnerships	591,654,734
Foreign financial entities	35,440,801
Liquid asset investments	320,149,766
Obligatory investments	16,875,101

The Corporation's net worth as of December 31, 2001 was made up as follows:

Number of Shares	**Net Worth**	**Colombian Pesos**
Authorized	80,000,000	800,000,000
To be subscribed	13,975,653	139,756,530
Subscribed and paid	66,024,347	660,243,470

- Contingent and memorandum accounts as of December 31, 2001 amounted to Col.Ps 7,642,079 million.

VII.e. READING OF THE INFORMATION REQUIRED BY CIRCULAR LETTER No. 007, 1996 FROM THE BANK SUPERINTENDENCY.

Pursuant to provisions of External Circular Letter No. 007, 1996 issued by the Bank Superintendency, following is the report containing the main activities carried out by the Board's Audit Committee during 2001, which will be submitted in the next Shareholders' General Assembly Meeting:

- Knew and evaluated the CFV's financial statements as of December 31, 2001 submitted by the Statutory Auditors. Also knew the draft of the Financial Statements at closing of the same year.
- Confirmed the opinion of the Statutory Auditor with respect to the adecuacy and appropriateness of the entity's internal control measures to be submitted to the Shareholders' General Assembly (Article 209 of the Commerce Code).
- Approved the report on activities carried out by the Audit Committee during 2000.
- Studied and approved the appointment of CFV's comptroller.
- Approved the work plan to be developed by the Statutory Auditor and by the Audit during 2001.
- Approved the regulation under which the Audit Committee will operate.

- Supervised the audit functions and activities and evaluated the adequacy and effectiveness of internal control reports in the following topics and the reliability of the work:

  - System safety devices
  - Treasury
  - Private Bank
  - Circularization activities
  - Renta Fija Investments Law Controls
  - Receivables and Guaranties
  - Equity securities investments
  - Asset laundry
  - Bank reconciliations

Verified the measures taken by the management related to stated topics derived from the suggestions and recommendations.

- Supervised the Statutory Auditor's functions and activities and evaluated the adequacy and effectiveness of the internal control reports in the following subjects and the reliability of the work:

  - Systems general controls
  - Asset laundry
  - Office visits
  - High and medium marketability investments
  - Accounting and internal control measures
  - Receivables evaluation
  - Superbancaria follow-up
  - Interaction with superbancaria
  - Main critical processes

Verified the measures taken by the management related to stated topics and derived from suggestions and recommendations.

- Knew and evaluated the Compliance Official's report made during year 2001.
- Knew and evaluated the Bank Superintendency requirements made during year 2001.
- New the minutes and committees from Alco and Portfolio Rating.

VII.f. CONSIDERATION BY THE ASSEMBLY OF THE INDIVIDUAL AND CONSOLIDATED GENERAL PURPOSE BALANCES AS OF DECEMBER 31, 2001 AND THEIR MATCHING STATEMENTS OF RESULTS.

The President submitted to consideration of the Shareholders the General Balance and the Statement of Results already read and asked whether they needed additional information.

As there were no other inquiries, the Assembly President, Mr. Alejandro Zaccour, asked the Shareholders whether they would approve the Financial Statements. The Assembly approved the following proposition:

PROPOSITION No. 1

The CFV's General Assembly Meeting,

RESOLVES

To approve the Individual and Consolidated General Purpose Balance Sheet as of December 31, 2001 and its matching Statement of Results, as well as the Management and Statutory Auditor's report.

The previous proposition was approved with the favorable vote of 43,612,399 shares, as from the total shares represented in the meeting, Mr. Mario Scarpetta Gnecco, owner of 653,586 shares and the proxys of Mrs. Consuelo Scarpetta Gnecco, owner of 20,650 shares and Lilly Scarpetta Gnecco, owner 649,984 shares, absteined from approving the Management accounts with their own shares as they are Directors of the entity and for the 6,664,876 Non Voting Preferred Dividend stocks.

VIII. PROPOSITION TO WIPE OUT LOSSES

The Assembly President, Mr.Alejandro Zaccour asks the Secretary to read the proposal to wipe out losses. Such proposal was unanimously approved by the common shareholders and the non-voting preferred dividend shareholders.

PROPOSITION No. 2

The CFV's General Assembly Meeting approves to release from the premium on placement of shares the amount of Col.Ps 21,956,317,280.85 to wipe out the losses from year 2001 amounting to Col.Ps 21,956,317,280.85, as follows:

Release premium on Placement of shares		*2,956,317,280.85*
Total Available to the Assembly		*2,956,317,280.85*
Wipe out losses	*(2,956,317,280.85)*	
Total Appropriated	*(2,956,317,280.85)*	*2,956,317,280.85*

IX. DIVIDEND ON NON-VOTING PREFERRED DIVIDEND SHARES

Mr. Alejandro Zaccour reminded that each non-voting preferred dividend stock will entitle its holder to receive a minimum preferred dividend accounting for 2% of the subscription price in pesos of each share (Col.Ps 5,000), a suscription made in 1993.

From 1993 such dividend will be adjusted yearly by an amount equivalent to 100% of the consumer price index variation, as annually certified by the Colombian competent authority, for that year. The readjustment will bear some effects on the calculation of the dividend of current fiscal year where the referred index is certified. For year 2001 the minimum preferred dividend is Col.Ps383.50.

As the Corporation did not obtain any profits during 2001, the corresponding dividend for this year will be accumulated to the dividends of years 1998 for Col.Ps 299.90, 1999 for Col.Ps 327.58 and 2000 for Col.Ps 356.25, to be paid along with the profits of year 2002 to the holders recorded on the Corporation's shareholders' book, on the payment dates indicated by the Shareholders' Assembly to be held by 2003. Such payment will have priority over any other dividend charged to the common shares.

The accumulated dividends per share amount to Col.Ps 1,367.23. Common shares will have no dividend right on the 2001 fiscal year.

X. PROPOSALS AND MISCELLANEOUS

As there was no other subject to be treated at this point, at 12:30 p.m. the session was adjourned.

ALEJANDRO ZACCOUR URDINOLA
President

OSCAR CAMPO SAAVEDRA
Secretary

Report from the appointed Commission for the approval of this Minute.

"Cali, April 9, 2002.

Mrs.
CORPORACION FINANCIERA DEL VALLE S.A.
Cali

Dear Sirs:

Hereby we are approving Minute No. 053 from the Shareholders' General Assembly Meeting of the Corporation held on March 22, 2002.

Sincerely,

AMPARO MURILLO BETANCOURT

SONIA LOPEZ SOLARTE"

ACTA No. 011

En la Ciudad de Santiago de Cali, a los veintiun (21) días del mes de Marzo del año dos mil dos (2002), siendo las 4:30 p.m., se reunió en la Sala de Juntas de la Corporación Financiera del Valle S.A., piso 23, la undécima (11) Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto de la Corporación Financiera del Valle S.A., previa convocatoria realizada por medio de aviso publicado en los Diarios El País y La República, el viernes veintidos (22) de Febrero de 2002.

El texto del aviso de convocatoria publicado fue el siguiente:

"EL PRESIDENTE DE LA
CORPORACION FINANCIERA DEL VALLE S.A.
SE PERMITE CONVOCAR:

A la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 21 de marzo de 2002 a las 4:30 p.m. en las oficinas de la Corporación Financiera del Valle S.A., situadas en la Calle 10 # 4-47, piso 23, para que los titulares de esta clase de acciones decidan si ejercitan directamente o a través de su Representante Cititrust Colombia S.A., Sociedad Fiduciaria, los derechos de voto que les corresponden en la Asamblea General Ordinaria de Accionistas, en los términos de Ley y de acuerdo con el Reglamento que rige la emisión de estas acciones.

Igualmente convoca a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Ordinaria de Accionistas que se realizará el 22 de marzo de 2002, a partir de las 10:00 a.m., en el Salón 5, piso 9 del Club de Ejecutivos, situado en la Avenida 4 Norte No. 23DN-65 de Cali.

Se ruega a los Señores Accionistas que no puedan concurrir personalmente a las Asambleas, designar apoderados que los representen en escrito dirigido al Presidente de la Corporación, indicando el nombre del apoderado, el de la persona en quien éste pueda sustituir el poder, y la clase de acciones que representa.

El Balance y sus anexos, así como la información exigida por el Artículo 446 del Código de Comercio, se encuentran a disposición de los Señores Accionistas en las oficinas del Secretario de la Corporación.

ALEJANDRO ZACCOUR URDINOLA
Presidente
Cali, 22 de Febrero de 2002"

Además el veintidos (22) de febrero de 2002 fue dirigida a cada uno de los accionistas, a la dirección que de ellos aparece registrada en la Corporación, la siguiente comunicación:

"Cali, 22 de febrero de 2002

Señor (a) (es)
«F1»
«F2»
«F3»

Por la presente me permito confirmar a Usted que la Presidencia de la Corporación ha convocado la Asamblea de Accionistas con Dividendo Preferencial y sin Derecho a Voto para que tenga lugar el 21 de Marzo próximo a las 4:30 p.m. en las oficinas de la Corporación Financiera del Valle S.A., situadas en la Calle 10 # 4-47, piso 23 de la ciudad de Cali, para que los titulares de esta clase de acciones decidan si ejercitan directamente o a través de su Representante Cititrust Colombia S.A., Sociedad Fiduciaria, los derechos de voto que les corresponden en la Asamblea General Ordinaria de Accionistas, en los términos de Ley y de acuerdo con el Reglamento que rige la emisión de esta clase de Acciones.

La Asamblea General Ordinaria de Accionistas se llevará a cabo el 22 de Marzo de 2002 a la 10:00 a.m., en el Salón 5, piso 9 del Club de Ejecutivos, situado en la Avenida 4 Norte No. 23DN-65 de Cali. A esta reunión asistirán los Accionistas con Dividendo Preferencial y sin Derecho a Voto directamente o a través de su representante, de conformidad con lo que definan en la Asamblea del 21 de Marzo de 2002.

En cumplimiento del ordenamiento de los artículos 30 y 31 de los estatutos sociales, se ha publicado el 22 de febrero de 2002 en los diarios El País y La República el correspondiente aviso de convocatoria.

Mucho agradeceré a usted en el caso de no serle posible concurrir personalmente a la Asamblea, se haga representar en ella mediante poder conferido en cumplimiento de lo dispuesto en el Artículo 24 de los estatutos, por medio de comunicación dirigida al Presidente de la Corporación en que se indique el nombre del apoderado y el de la persona en quien éste pueda sustituir el poder, acompañado del certificado de existencia y representación legal de quien lo otorga, debidamente actualizado.

Con la presente tengo el gusto de hacer llegar a usted un formato de poder el cual pueden utilizar para designar su representante en la Asamblea.

Los Balances de propósito general individual y consolidados a 31 de Diciembre de 2001 y demás informaciones exigidas por el Código de Comercio, se encuentran a disposición de los señores accionistas en la oficina del suscrito Secretario, ubicada en el piso 29 del Edificio Corporación Financiera del Valle de Cali.

Atentamente,

(Fdo.)
OSCAR CAMPO SAAVEDRA
Secretario General"

I. VERIFICACION DEL QUORUM

El Presidente pidió al Secretario informar acerca del número de acciones que se encontraban presentes o debidamente representadas y éste informó que se encontraban 5.721.661 acciones de las 9.298.994 acciones con Dividendo Preferencial y sin Derecho a Voto que tiene suscritas y pagadas la Corporación, lo que representa el 61.52% de estas acciones, así:.

Accionista	**No. Acciones**	**Representado por**	**En calidad de**
Alfredo Londoño Galvis	18.202	Alfredo Londoño Galvis	Propietario
Colombiana de Licitaciones y Concesiones Ltda.	3.031.625	Cecilia Garzón Castrillón	Apoderada
Fondo de Pensiones Obligatorias Porvenir	2.614.455	Cecilia Garzón Castrillón	Apoderada
Jorge Luis Romero Guerrero	871	Jorge Luis Romero Guerrero	Propietario
José Ferney Morales Pérez	86	José Ferney Morales Pérez	Propietario
Juan José Ayerbe Muñoz	1.409	Rodrigo Ayerbe Arango	Apoderado
María del Socorro Ayerbe Muñoz	1.409	María del Socorro Ayerbe	Propietaria
Nestor Duque Salazar	14	Nestor Duque Salazar	Propietario

Accionista	No. Acciones	Representado por	En calidad de
Otoniel Tafur	22.750	Andrés Felipe Tafur	Apoderado
Rodrigo Ayerbe Muñoz	1.409	Rodrigo Ayerbe Muñoz	Propietario
Ubaldina Arana Suárez	1.359	Ubaldina Arana de Suárez	Propietaria
Yesid Antonio Quintero	28.072	Yesid Antonio Quintero	Propietario
	---------------		
	5.721.661		
	=========		

Por lo anterior hay quórum para deliberar y decidir.

II. LECTURA DEL ORDEN DEL DIA

La Asamblea aprobó por unanimidad de los asistentes el siguiente Orden del Día:

1. Verificación del Quórum.
2. Consideración del Orden del Día.
3. Derecho a Voto: Asistencia Asamblea General Ordinaria
4. Designación de la Comisión que a nombre de la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto estudie el Acta correspondiente a la reunión de la Asamblea celebrada hoy 21 de marzo de 2002.

III. DERECHO A VOTO: ASISTENCIA ASAMBLEA GENERAL ORDINARIA

EL Doctor Alejandro Zaccour dio lectura al Informe de Gestión que presentará a consideración de la Asamblea General Ordinaria de Accionistas que se llevará a cabo el día de mañana, resaltando que los balances de la Corporación todavía no se encuentran aprobados por la Superintendencia Bancaria, por lo que podría estar sujeto a cambios.

A continuación informó los temas que se tratarán en la Asamblea de Accionistas Ordinarios, destacando que se presentará una proposición mediante la cual se liberaría de la prima de colocación de acciones una suma igual a las pérdidas del ejercicio del año 2.001, con el objeto de enjugar dichas pérdidas.

Con relación al dividendo preferencial a que tienen derecho estas acciones, recordó que cada acción con dividendo preferencial y sin derecho a voto le dará derecho a su titular a recibir un dividendo mínimo preferencial anual equivalente al 2% del precio de suscripción en pesos de cada acción ($5,000), suscripción que se efectuó en 1993.

A partir del ejercicio 1993 este dividendo se ajustará cada año en una suma equivalente al 100% de la variación del índice de precios al consumidor (IPC), certificado anualmente por la autoridad competente colombiana, para el calendario. El reajuste producirá efectos para la liquidación del dividendo correspondiente al ejercicio en que se certifique el índice de referencia. Para el ejercicio del año 2001 el dividendo mínimo preferencial es de $383,50.

Como la Corporación no obtuvo utilidades en el ejercicio del año 2001, el dividendo correspondiente a este año se acumulará a los dividendos de los ejercicios de los años 1998 por $299.90, 1999 por $327.58, y 2000 por $356.25, para ser pagados con las utilidades del ejercicio del año 2002 a los titulares que aparezcan inscritos en el libro de accionistas de la Corporación, en las fechas de pago determinadas por la Asamblea de Accionistas que se lleve a cabo en el año 2003. Dicho pago tendrá preferencia sobre cualquier otro dividendo a cargo de las acciones ordinarias.

El dividendo acumulado por acción asciende a la suma de $1.367,23. Las acciones ordinarias no tendrán derecho a dividendo sobre el ejercicio de 2001.

En lo referente al derecho de voto, expresó que debido a que la Corporación no ha cancelado dividendos a las acciones con Dividendo Preferencial y sin Derecho a Voto por falta de utilidades por más de dos ejercicios consecutivos, los titulares de estas acciones adquieren el derecho a participar con voz y voto en las Asambleas Ordinarias, junto con los titulares de las acciones ordinarias, en cualquier asunto que deba ser votado en estas asambleas.

Por lo anterior, es necesario que decidan si ejercitan directamente o a través de su Representante Cititrust Colombia S.A. los derechos que les corresponden en la Asamblea Ordinaria que se realizará el día de mañana.

Discutido el tema por los accionistas, tomaron la determinación por unanimidad de participar directamente en la Asamblea Ordinaria.

IV. DESIGNACIÓN DE LA COMISIÓN QUE A NOMBRE DE LA ASAMBLEA GENERAL DE ACCIONISTAS CON DIVIDENDO PREFERENCIAL Y SIN DERECHO A VOTO ESTUDIE EL ACTA CORRESPONDIENTE A LA REUNIÓN DE LA ASAMBLEA CELEBRADA HOY 21 DE MARZO DE 2002.

La Asamblea General de Accionistas aprobó por unanimidad de las acciones presentes en la reunión la siguiente proposición:

PROPOSICION No. 01

La Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto en uso de las facultades que le confiere el artículo 36 de los Estatutos Sociales,

RESUELVE:

Desígnase una comisión integrada por la Doctora Cecilia Garzón Castrillón y el Doctor Yesid Antonio Quintero Correa para que a nombre de la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto estudie y apruebe el Acta correspondiente a la reunión de hoy 21 de Marzo de 2002.

Siendo las 6:00 p.m. y no habiendo más temas que tratar se levantó la sesión.

ALEJANDRO ZACCOUR URDINOLA
Presidente

OSCAR CAMPO SAAVEDRA
Secretario

Informe de la comisión nombrada para la aprobación de la presente Acta.

"Cali, 02 de Abril de 2002

Señores
CORPORACION FINANCIERA DEL VALLE S.A.
Cali

Apreciados Señores:

Por la presente nos permitimos dar aprobación al Acta No. 011 correspondiente a la reunión de la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto de la Corporación, realizada el 21 de Marzo de 2002 en nuestra condición de delegados para tal fin.

Atentamente,

(Fdo)
CECILIA GARZON CASTRILLON

(Fdo.)
YESID ANTONIO QUINTERO CORREA

02 JUL 22 AM 10:05

CORPORACION FINANCIERA DEL VALLE S.A.

MINUTE No. 011

In the city of Santiago de Cali, on March 22, 2002, at 4:30 p.m., the 11th General Assembly Meeting of Non-Voting Preferred Dividend Shareholders of Corporación Financiera del Valle S.A., held a meeting at the Board Room of Corporacion Financiera del Valle S.A., piso 23, with prior notice made through an announcement on El Pais and La Republica newspapers, on February 22, 2002.

The text of such notice reads as follows:

**THE PRESIDENT OF
CORPORACION FINANCIERA DEL VALLE S.A.
IS HEREBY CALLING:**

The General Assembly Meeting of holders of Non-Voting Preferred Stock to be held on March 21, 2002 at 4:30 p.m. at the headquarters of Corporación Financiera del Valle S.A., located at Calle 10 # 4-47, piso 23. The holders of such shares shall decide whether to exercise directly or through their Representative, Cititrust Colombia S.A., Sociedad Fiduciaria, the voting rights they have at the Ordinary General Meeting, under the terms of the Law and pursuant to the Regulations governing such type of shares.

It is also calling the Ordinary Assembly Meeting of holders of Non-Voting Preferred Stock to be held on March 22, 2002 10:00 a.m. in the 5th Room, Piso 9, Club de Ejecutivos, located at Avenida 4 Norte No. 23DN-65, Cali.

The Shareholders who may not personally attend the meetings, are kindly requested to designate the proxies representing them through a written notice sent to the Corporation's President, indicating the proxy's name, the person who may substitute his powers, and the type of shares represented.

The Balance and its annexes, as well as the information required by Article 446 of the Commerce Code, shall be available to the Shareholders at the Corporation's Secretary's office.

**ALEJANDRO ZACCOUR URDINOLA
President
Cali, February 22, 2002**

Furthermore, on February 22, 2002, each common shareholder was sent the following notice, at their registered addresses:

"Cali, February 22, 2002

Mr.

Hereby I am confirming that the Corporation's Presidency has called an Assembly Meeting of Non-Voting Preferred Dividend Shareholders to be held next March 21 at 4:30 p.m. at the Corporacion Financiera del Valle headquarters located at Calle 10 #4-47, piso 23 in the city of Cali. The holders of such shares shall decide whether to exercise directly or through their Representative, Cititrust Colombia S.A., Sociedad Fiduciaria, the voting rights they have at the General Common Meeting, under the terms of the Law and pursuant to the Regulations governing such type of shares.

The General Assembly Meeting of Common shareholders will be held on March 22, 2002, at 10:00 a.m., at Room 5 of the Executives Club, located at Avenda 4 Norte No. 23DN-65, in Cali. This meeting will be attended by the Non-Voting Preferred Dividend Shareholders either directly or through their representative, as defined at the March 21st, 2002 Assembly Meeting .

Pursuant to provisions of articles 30 and 31 of the by-laws, an announcement of such notice has been published on February 22, 2002 on El Pais and La Republica newspapers.

I shall be thankful that in case you may not personally attend the meetings, are kindly requested to designate the proxies representing you through a written notice sent to the Corporation's President, indicating the proxy's name, the person who may substitute his powers, and the type of shares represented.

Please find annexed the power form to be used in appointing a proxy for the Assembly.

The General Balance and consolidated balance as of December 31, 2001, as well as the information required by the Commerce Code, shall be available to the Shareholders at the Corporation's Secretary's office located at piso 29 of Edificio Corporación Financiera del Valle, Cali.

Sincerely,

OSCAR CAMPO SAAVEDRA
General Secretary"

I. QUORUM VERIFICATION

The President asked the Secretary to advise about the number of shares that were present or duly represented and the Secretary said that there were 5,721,661 shares out of the 9,298,994 Non-Voting Preferred Dividend shares of Corporacion Financiera del Valle, that have been subscribed and paid, accounting for 61.52%, as follows:

Shareholder	No. of Shares	Proxy	Acting As
Alfredo Londoño Galvis	18.202	Alfredo Londoño Galvis	Propietario
Colombiana de Licitaciones y Concesiones Ltda.	3.031.625	Cecilia Garzón Castrillón	Apoderada
Fondo de Pensiones Obligatorias Porvenir	2.614.455	Cecilia Garzón Castrillón	Apoderada
Jorge Luis Romero Guerrero	871	Jorge Luis Romero Guerrero	Propietario
José Ferney Morales Pérez	86	José Ferney Morales Pérez	Propietario
Juan José Ayerbe Muñoz	1.409	Rodrigo Ayerbe Arango	Apoderado
María del Socorro Ayerbe Muñoz	1.409	María del Socorro Ayerbe	Propietaria
Nestor Duque Salazar	14	Nestor Duque Salazar	Propietario
Otoniel Tafur	22.750	Andrés Felipe Tafur	Apoderado
Rodrigo Ayerbe Muñoz	1.409	Rodrigo Ayerbe Muñoz	Propietario
Ubaldina Arana Suárez	1.359	Ubaldina Arana de Suárez	Propietaria
Yesid Antonio Quintero	28.072	Yesid Antonio Quintero	Propietario
	5.721.661		

II. ORDER OF THE DAY

The Assembly Unanimously approved the Order of the Day:

1. Quorum verification
2. Order of the Day
3. Voting Right: Attendance to the Common General Assembly Meeting
4. Appointment of a Commision to study and approve the Minute of this meeting on behalf of the Non-Voting Preferred Dividend Shareholders held on March 21, 2002.

III. MANAGEMENT REPORT – VOTING RIGHT

Mr. Alejandro Zaccour read the Management report to be submitted for consideration of the General Assembly Meeting of Common Shareholders to be held tomorrow, highlighting that the balances of the Corporation have not been approved yet by the Bank Superintendency, therefore, they could be subject to some changes.

Following, the president advised about the subjects to be treated at the Common Shareholders Assembly meeting, emphasizing that a proposal will be submitted related to the withdrawing from the share placement premium an amount equal to the 2001 fiscal year loss, in order to wipe out such losses.

With respect to the dividends for such type of shares he reminded that each non-voting preferred dividend stock will entitle its holder to receive a minimum preferred dividend accounting to 2% of the subscription price in pesos of each share (Col.Ps 5,000), a suscription made in 1993.

From 1993 such dividend will be adjusted yearly by an amount equivalent to 100% of the consumer price index variation, as annually certified by the Colombian competent authority, for that year. The readjustment will bear some effects on the calculation of the dividend of current fiscal year where the referred index is certified. For year 2001 the minimum preferred dividend is Col.Ps. 357.82.

As the Corporation did not obtain any profits during 2001, the corresponding dividend for this year will be accumulated to the dividends of years 1998 for Col.Ps 299.90, 1999 for Col.Ps 327.58 and 2000 for Col.Ps 356.25, to be paid along with the profits of year 2002 to the holders recorded on the Corporation's shareholders' book, on the payment dates indicated by the Shareholders' Assembly to be held by 2003. Such payment will have priority over any other dividend in the charge of the common shares.

The accumulated dividend per share amounts to Col.Ps 1,367.23. Common shares will have no dividend right on the 2001 fiscal year.

Referring to the voting right, he expressed that because the CFV has not paid any dividend on Non-Voting Preferred Dividend shares for two years running due to the lack of profits, the holders of such shares are entitled to participate with right to vote at the common assembly meetings, along with the holders of common shares, on any issue to be voted on in the meetings.

From the above, it is necessary that they decide whether to exercise directly or through their representative Cititrust Colombia S.A. their rights at the Common Assembly Meeting next to be held tomorrow.

Upon discussing the subject with the shareholders, they decided to directly particpate at the Common Assembly Meeting.

IV. DESIGNATING A COMMISION TO STUDY ON BEHALF OF THE NON-VOTING PREFERRED DIVIDEND SHAREHOLDERS THE MINUTE OF THE ASSEMBLY MEETING HELD ON MARCH 21, 2002.

PROPOSITION No. 1

The General Assembly Meeting of Non-Voting Preferred Dividend Stockholders with the powers conferred by article 36 of the by-laws,

RESOLVES:

To designate a commision made up by Mrs. Cecilia Garzon Castrillon and Mrs. Yesid Antonio Quintero Correa to study and approve on behalf of the General Assembly of Non-Voting Preferred Dividend Stockholders Minute of 21st of March 2002 meeting.

At 6:00 p.m. and as there was no other subject to be treated the meeting was adjourned.

ALEJANDRO ZACCOUR URDINOLA
President

OSCAR CAMPO SAAVEDRA
Secretary

Report from the commission appointed to approve this Minute.

"Cali, April 02, 202.

CORPORACION FINANCIERA DEL VALLE S.A.
Cali

Dear Sirs:

Hereby we are approving Minute No. 011 from the General Assembly Meeting of Non-Voting Preferred Dividend Shareholders of the Corporation, held on March 21, 2002 in our quality of delegates for such purpose.

Sincerely,

CECILIA GARZON CASTRILLON

YESID ANTONIO QUINTERO CORREA

FILE No. 823437

Cali, April 30, 2002

Cesar Edgar Rueda Gómez
Jefe División Registro Nacional de Valores e Intermediarios
Superintendencia de Valores
Santafé de Bogotá, D.C.

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informes trimestrales - emisores
05 – Requerimientos
With annexes

In compliance with Resolution 1447 of 1994 of the Superintendencia de Valores. I am attaching Forms F-220-511, F-220-515 y F-220-516, duly completed, as of March 31, 2002.

Sincerely,

Oscar Campo Saavedra
General Secretary

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20025-71
Fecha : 02/05/2002 02:50:52 p.m.
Trámite 30 INFORMES TRIMESTRALES
Actividad 1 SOLICITUD / PRESENTACION
Dependencia 220 Anexos 1 JO 97926

Cali, abril 30 de 2002

Doctor
Cesar Edgar Rueda Gómez
Jefe División Registro Nacional de Valores e Intermediarios
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-11 – Corporación Financiera del Valle S.A
030 – Informes trimestrales - emisores
05 – Requerimientos
Con anexos

Dando cumplimiento a lo ordenado en la Resolución No. 1447 de 1.994 de la Superintendencia de Valores, le remito debidamente diligenciados a marzo 31 de 2002 los formularios F-220-511, F-220-515 y F-220-516.

Cordialmente,

Oscar Campo Saavedra
Secretario General

COMO NOTARIO PRIMERO ENCARGADO
DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL
ORIGINAL DEL DOCUMENTO QUE HE TENIDO A
LA VISTA PARA LA CONFRONTACION
CALI, 18 JUL 2002
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

SUPERINTENDENCIA DE VALORES

FORMATO 016

INFORMACION SOBRE PRINCIPALES ACCIONISTAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

Unidad de Captura	DESCRIPCION RENGLONES	Columna 01 NOMBRE DEL ACCIONISTA	Columna 02 IDENTIFICACION	Columna 03 TIPO DE * IDENTIFICACION	Columna 04 NACIONALIDAD	Columna 05 No. DE ACCIONES POSEIDAS	Columna 06 % DE PARTICIPACION
01	001 1er. Accionista ordinario						
	002 2do. Accionista ordinario						
	003 3er. Accionista ordinario						
	004 4to. Accionista ordinario						
	005 5to. Accionista ordinario						
	....						
	020 20o. Accionista ordinario						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Ordinarias					56.725.353	85,92%
02	001 1er. Accionista con dividendo Preferencial						
	002 2do. Accionista con dividendo Preferencial						
	003 3er. Accionista con dividendo Preferencial						
	004 4to. Accionista con dividendo Preferencial						
	005 5to. Accionista con dividendo Preferencial						
	....						
	020 20o. Accionista con dividendo Preferencial						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Preferenciales Sin Derecho a Voto					9.298.994	14,08%
03	001 1er. Accionista con acciones privilegiadas						
	002 2do. Accionista con acciones privilegiadas						
	003 3er. Accionista con acciones privilegiadas						
	004 4to. Accionista con acciones privilegiadas						
	005 5to. Accionista con acciones privilegiadas						
	....						
	020 20o. Accionista con acciones privilegiadas						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Privilegiadas						
04	999 Total Acciones en Circulación					66.024.347	100,00%

NOTA : Relacionar los veinte más importantes accionistas según participación en cada caso. **MARZO 31/2002** F - 220 - 511

* TIPO DE IDENTIFICACION: 1= CEDULA DE CIUDADANIA, 2= NIT, 3= TARJETA DE IDENTIDAD, 4= MENOR DE EDAD, 5= CEDULA DE EXTRANJERIA, 9= OTROS

Los campos sombreados no se deben diligenciar

PRIMEROS VEINTE ACCIONISTAS ORDINARIOS A MARZO 31 DE 2002

	NOMBRE DEL ACCIONISTA	IDENTIFICACION	TIPO DE IDENTIFICACION	NACIONALIDAD	No. ACCIONES POSEIDAS	% DE PARTICIPACION
1	FEDERACION NACIONAL DE CAFETEROS DE COLOMBIA (*)	860.007.538-2	NIT	COLOMBIANA	6.101.652	9,24
2	BANCO DE BOGOTA	860.002.964-4	NIT	COLOMBIANA	5.963.476	9,03
3	AMALFI S.A.	890.301.443-0	NIT	COLOMBIANA	4.880.142	7,39
4	BANCO POPULAR	860.007.738-9	NIT	COLOMBIANA	4.727.523	7,16
5	INGENIO PROVIDENCIA S.A.	891.300.238-6	NIT	COLOMBIANA	3.203.688	4,85
6	INTERNATIONAL FINANCE CORPORATION	830.053.770-1	NIT	CAPITAL NEUTRO	2.976.235	4,51
7	FUNDACION UNIVERSIDAD DEL NORTE	890.101.681-2	NIT	COLOMBIANA	2.100.118	3,18
8	THE INDUSTRIAL BANK OF JAPAN LTD	890.309.353-2	NIT	EXTRANJERA	1.970.888	2,99
9	CEMENTOS DEL VALLE S.A.	890.300.437-1	NIT	COLOMBIANA	1.828.601	2,77
10	INSTITUTO DE FOMENTO INDUSTRIAL - IFI	899.999.088-7	NIT	COLOMBIANA	1.811.539	2,74
11	CORPORACION ANDINA DE FOMENTO	860.540.041-4	NIT	CAPITAL NEUTRO	1.767.564	2,68
12	BANCO DE OCCIDENTE	890.300.279-4	NIT	COLOMBIANA	1.581.853	2,40
13	FIDUCIA MERC. IRREV. DE ADMON, GAR. Y PAGOS AZUC. DEL VALLE	800.167.598-1	NIT	COLOMBIANA	1.567.887	2,37
14	FIDUCIARIA DE OCCIDENTE S.A. FIDEIC. DE GAR. No.4-1136 FIDEIC. BEAL	830.054.076-2	NIT	COLOMBIANA	1.158.213	1,75
15	FONDO DE CESANTIAS PORVENIR	860.530.751-7	NIT	COLOMBIANA	1.000.000	1,51
16	INGENIO RIOPAILA S.A.	890.302.567-1	NIT	COLOMBIANA	901.787	1,37
17	BANCO CENTRAL HISPANOAMERICANO S.A.	800.141.426-0	NIT	EXTRANJERA	883.792	1,34
	INDUSTRIAS DE ENVASES S.A.	891.300.120-6	NIT	COLOMBIANA	871.015	1,32
	CITIBANK-COLOMBIA	860.051.135-4	NIT	EXTRANJERA	807.647	1,22
20	INVERSIONES NACIONALES S.A.	815.001.755-3	NIT	COLOMBIANA	802.229	1,22
	Total primeros veinte accionistas				46.905.849	71,04
	Otros accionistas con menor participación				9.819.504	14,87
	Total acciones ordinarias				56.725.353	85,92

(*) La Fed. Nal. de Caf. de Col. - Comité Deptal. de Caf. del Valle, la Fed. Nal. de Caf. de Col. - como Ad. del Fdo. Nal del Café y la Fed. Nal. de Caf. de Col. - Recursos Propios se toma como un solo accionista.

PRIMEROS VEINTE ACCIONISTAS PREFERENCIALES A MARZO 31 DE 2002

	NOMBRE DEL ACCIONISTA	IDENTIFICACION	TIPO DE IDENTIFICACION	NACIONALIDAD	No. ACCIONES POSEIDAS	% DE PARTICIPACION
1	COLOMBIANA DE LICITACIONES Y CONCESIONES LTDA.	800.249.942-5	NIT	COLOMBIANA	3.031.625	4,59
2	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	800.224.808-8	NIT	COLOMBIANA	2.614.455	3,96
3	CITIBANK GDR PROGRAM CORFIVALLE	800.185.375-2	NIT	EXTRANJERA	1.380.222	2,09
4	RODRIGUEZ BOLAÑOS MARIA DEL TRANSITO	20.227.483	C.C.	COLOMBIANA	172.225	0,26
5	AGRICOLA BONANZA LTDA.	860.516.787-3	NIT	COLOMBIANA	138.436	0,21
6	FUNDACION CLINICA EMMANUEL	860.027.073-5	NIT	COLOMBIANA	113.173	0,17
7	ELVINGER COMERCIAL LIMITADA	830.017.486-1	NIT	COLOMBIANA	87.600	0,13
8	UNIVERSIDAD DE LOS ANDES	860.007.386-1	NIT	COLOMBIANA	80.320	0,12
	JARAMILLO ARBOLEDA CARLOS	6.089.126	C.C.	COLOMBIANA	64.461	0,10
10	VASQUEZ MERCHAN Y CIA. S EN C.	860.063.818-1	NIT	COLOMBIANA	62.100	0,09
11	ROBAYO CARDOZO HELMER DOUGLAS	79.340.564	C.C.	COLOMBIANA	59.523	0,09
12	CORPORACION UNIVERSITARIA TECNOLOGICA DE BOLIVAR	890.401.962-0	NIT	COLOMBIANA	46.700	0,07
13	URIBE CANCINO FERNANDO	79.150.232	C.C.	COLOMBIANA	43.581	0,07
14	DAVILA MCALLISTER CIA. S.C.S.	860.523.097-9	NIT	COLOMBIANA	40.330	0,06
15	DIOCESIS DE PALMIRA	891.380.050-0	NIT	COLOMBIANA	40.103	0,06
16	CITIBANK RULE 144A ADR PROGRAM CORFIVALLE	800.185.374-5	NIT	EXTRANJERA	39.762	0,06
17	FUNDACION UNIVERSIDAD DE BOGOTA JORGE TADEO LOZANO	860.006.848-6	NIT	COLOMBIANA	33.300	0,05
18	UNIVERSIDAD DE SAN BUENAVENTURA	890.307.400-1	NIT	COLOMBIANA	33.300	0,05
19	CARDOZO DE ROBAYO OMAIRA	20.206.799	C.C.	COLOMBIANA	32.778	0,05
20	QUINTERO CORREA YESID ANTONIO	6.237.960	C.C.	COLOMBIANA	28.072	0,04
	Total primeros veinte accionistas				8.142.066	12,33
	Otros accionistas con menor participación				1.156.928	1,75
	Total acciones preferenciales				9.298.994	14,08

Total acciones ordinarias	56.725.353	85,92
Total acciones preferenciales	9.298.994	14,08
Total acciones	66.024.347	100,00

SUPERINTENDENCIA DE VALORES

FORMATO - 020

INFORMACION ECONOMICA GENERAL SOBRE ACCIONES Y ACCIONISTAS DE LAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

UNIDAD CAPTURA		DESCRIPCION RENGLONES		COLUMNA 01		COLUMNA 02		COLUMNA 03		COLUMNA 04
				TRIMESTRE AÑO ACTUAL				TRIMESTRE AÑO ANTERIOR		
		COMPOSICION ACCIONISTAS Y ACCIONES		# ACCIONISTAS		# ACCIONES		# ACCIONISTAS		# ACCIONES
01	005	ACCIONES ORDINARIAS	2	196		56.725.353		198		56.725.353
	010	ACCIONES PRIVILEGIADAS		0		0		0		0
	015	ACCIONES CON DIVIDENDO PREFERENCIAL SIN VOTO		500		9.298.994		500		9.298.994
	999	NUMERO TOTAL	*	696	*	66.024.347	**	698	**	66.024.347
		COMPOSICION ACCIONISTAS								
02	005	% QUE REPRESENTAN PERSONAS NATURALES		77,06%		2,43%		78,05%		5,67%
	010	% QUE REPRESENTAN PERSONAS JURIDICAS		22,94%		97,57%		21,95%		94,33%
	999	TOTAL		100,00%		100,00%		100,00%		100,00%
03	005	% QUE REPRESENTAN INVERSIONISTAS EXTRANJEROS	1	4,17%	1	10,67%	1	6,60%	1	20,60%
	010	% QUE REPRESENTAN INVERSIONISTAS NACIONALES		95,83%		89,33%		93,40%		79,40%
	999	TOTAL		100,00%		100,00%		100,00%		100,00%
04	005	% QUE REPRESENTA INVERSION ENTIDADES PUBLICAS		0,88%		4,19%		0,58%		3,38%
	010	% QUE REPRESENTA INVERSION ENTIDADES PRIVADAS		22,06%		93,38%		21,37%		90,95%
	999	TOTAL		22,94%		97,57%		21,95%		94,33%
05		RANGOS SEGÚN PORCENTAJE DE ACCIONES POSEIDAS INDIVIDUALMENTE								
	005	HASTA - 3.00 %		98,68%		46,57%		98,69%		44,58%
	010	3.01 % - 10.00 %		1,32%		53,43%		1,31%		55,42%
	015	10.01 % - 20.00 %		0		0		0		0
	020	20.01 % - 30.00 %		0		0		0		0
	025	30.01 % - 40.00 %		0		0		0		0
	030	40.01 % - 50.00 %		0		0		0		0
	035	MAS DEL 50.00 %		0		0		0		0
	999	TOTAL		100,00%		100,00%		100,00%		100,00%

(*) 14 Accionistas tienen acciones ordinarias y con dividendo preferencial sin voto.

(**) 10 Accionistas tienen acciones ordinarias y con dividendo preferencial sin voto.

MARZO 31/2002

F - 220 - 515

(1) No se tiene en cuenta las acciones de la IFC por ser capital neutro (2.976.235 - 5.25%), ni las acciones de la CAF por ser una persona jurídica de derecho internacional público y se rige por las disposiciones contenidas en el Convenio Constitutivo firmado el 7 de febrero de 1968 (1.767.564 - 3,12%). ni las acciones con dividendo preferencial sin derecho de voto (Res. 51/91 - Compes).

(2) La Fed. Nal. de Caf. de Col. - Comité Deptal de Caf. del Valle, la Federación Nal. de Caf. de Colombia como Ad. del Fdo. Nal del Café y la Fed. Nal. de Caf. de Colombia Recursos Propios se toma como un solo accionista

No. 823437

SUPERINTENDENCIA DE VALORES

FORMATO - 021

INFORMACION ECONOMICA GENERAL SOBRE PATRIMONIO Y OTROS RUBROS DE LAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

UNIDAD CAPTURA		DESCRIPCION RENGLONES	COLUMNA 01 TRIM. AÑO ACTUAL	COLUMNA 02 TRIM. AÑO ANTERIOR
01	005	VALOR NOMINAL DE LA ACCION	$ 10	$ 10
	010	VALOR PATRIMONIAL POR ACCION CON VALORIZACION	$ 6.024,11	$ 6.248,57
	015	VALOR PATRIMONIAL POR ACCION SIN VALORIZACION	$ 4.273,68	$ 4.636,75
	020	UTILIDAD O PERDIDA POR ACCION	$79,09	$109,60
02	005	VALOR DIVIDENDOS DECRETADOS ACCIONES ORDINARIAS	0	0
	010	VALOR DIVIDENDOS DECRETADOS OTRAS ACCIONES	0	0
	015	VALOR DIVIDENDOS DECRETADOS ACCIONES DIVIDENDO PREFERENCIAL	0	0
	999	VALOR TOTAL DIVIDENDOS DECRETADOS	0	0
03	005	VALOR TOTAL DIVIDENDOS POR ACCION ORDINARIA	0	0
	010	VALOR DIVIDENDO POR ACCION ORDINARIA EN EFECTIVO	0	0
	015	PERIODICIDAD DE PAGO DIVIDENDO POR ACCION ORDINARIA	0	0
	020	NUMERO DE PAGOS DIVIDENDOS POR ACCION ORDINARIA	0	0
	025	FECHA PRIMER PAGO	0	0
	030	VALOR DIVIDENDO POR ACCION ORDINARIA EN ACCIONES	0	0
	035	VALOR DIVIDENDO EXTRAORDINARIO POR ACCION	0	0
	040	VALOR DIVIDENDO POR ACCION PRIVILEGIADA	0	0
	045	VALOR DIVIDENDO POR ACCION CON DIVIDENDO PREFERENCIAL	0	0
04	005	NUMERO TOTAL DE EMPLEADOS	390	391
	010	% EMPLEADOS PERMANENTES	98,46%	94,88%
	015	% EMPLEADOS TEMPORALES	1,54%	5,12%
05	005	GASTO POR DEPRECIACION EN EL PERIODO	$ 223.678.000,00	$ 302.401.549,00
06	005	% UTILIZACION CAPACIDAD INSTALADA	0	0
07	005	OPERACIONES DE ADRs O GDRs EN EL EXTERIOR	$ 2.352.312.580,00	$ 1.334.784.960,00

MARZO 31/2002 F - 220 - 516

NOTA: el valor intrínseco y la utilidad o perdida por acción, estan sujetos a la aprobación del balance por parte de Superintendencia Bancaria.

FILE No. 823437

02 JUL 22 AM 10:05

Cali, May 02, 2002

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am advising that we have recorded in out Common Stockholders book of Corporación Financiera del Valle S.A., the transfer of 1.452 shares as a donation given to Fundación para el Fomento de la Salud y Educación – Fundesa.

The above stocks belonged to the Mr. Oscar Adolfo Forero.

The above registration was made pursuant to advise letter expressing the shareholder's will to make such donation, copy of the donation, acceptance letter and certificate of existence and representation issued by the Chamber of Commerce of Bogota.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Harold Abadía Campo
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20025-320
Fecha : 06/05/2002 03:31:53 p.m.
Trámite : 202 REPORTE DE ENAJENAC
Actividad : 1 SOLICITUD / PRESENTAC
Dependencia: 210 Anexos : 1 C1 98170

Cali, 02 de mayo de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de donación por 1.452 acciones de la Corporación, a favor de la Fundación para el Fomento de la Salud y Educación - Fundesa.

Las acciones eran de propiedad del señor Oscar Adolfo Forero.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia del contrato de donación, carta de aceptación y certificado de existencia y representación legal expedido por la Cámara de Comercio de Bogotá.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Harold Abadía Campo
Representante Legal

FAVOR DEVOLVER ESTA COPIA FIRMADA

COMO NOTARIO PRIMERO ENCARGADO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION
CALI, 18 JUL 2002
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

Licinio Galvez

FILE No. 823437

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 1.452 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.00% Ordinarias 0.00% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.931,72)

MONTO TOTAL TRASPASO:($ 8.612.857,44)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%			#	%	#	%
Oscar Adolfo Forero	79.159.909	1.452	0,00	0	0,00	Fundación para el Fomento de la Salud y Educación - Fundesa	830.059.079-7	0	0,00	1.452	0,00

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
comunicación de la voluntad de donar del accionista
contrato de donación
carta de aceptación
certificado de la Cámara de Comercio de Bogotá

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: HAROLD ABADIA CAMPO
C.C. Ó NIT: 19.138.669

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

Cali, May 02, 2002

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am advising that we have recorded in out Common Stockholders book of Corporación Financiera del Valle S.A., the transfer of 9.057 shares as a donation given to Universidad Autónoma de Bucaramanga.

The above stocks belonged to the Firm Terpel del Occidente S.A.

The above registration was made pursuant to advise letter expressing the shareholder's will to make such donation, copy of public deed No. 2.061 from Notary's Office Fourth of Cali, copy of Minute No. 170 of Terpel del Occidente S.A., Accountant certificate, ICFES certificate and certificate of existence and representation legal issued by the Chamber of Commerce of Cali.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Harold Abadía Campo
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20025-327
Fecha : 06/05/2002 03:40:39 p.m.
Trámite : 202 REPORTE DE ENAJENAC
Actividad : 1 SOLICITUD / PRESENTAC
Dependencia: 210 Anexos : 1 C1 98177

Cali, 02 de mayo de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de donación por 9.057 acciones de la Corporación, a favor de la Universidad Autónoma de Bucaramanga.

Las acciones eran de propiedad de la sociedad Terpel del Occidente S.A.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia de la escritura pública de donación No. 615 de la Notaria Cuarta de Cali, copia del acta No. 170 de Terpel del Occidente S.A., certificado del contador, certificado del Icfes y certificado de existencia y representación legal expedido por la Cámara de Comercio de Cali.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Harold Abadía Campo
Representante Legal

COMO NOTARIO PRIMERO ENCARGADO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION
CALI, 18 JUL 2002
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

Licinio Galvez

FILE No. 823437

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 9.057 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.01% Ordinarias 0.01% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 6.335,34)

MONTO TOTAL TRASPASO:($ 57.379.174,38)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%			#	%	#	%
Terpel del Occidente S.A.	800.029.543-6	13.301	0.02	4.244	0.01	Universidad Autonoma de Bucaramanga	890.201.674-6	1.040.252	1.83	1.049.309	1.85

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos)

- comunicación de la voluntad de donar del accionista
- copia escritura pública de donación
- copia del acta de terpel del occidente S.A.
- certificado de la Camara de Comercio de Cali
- certificado del Icfes
- certificado del revisor contador

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: HAROLD ABADIA CAMPO

C.C. O NIT: 19.138.669

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

02 JUL 22 AM 10: 05

Cali, May 02, 2002

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am advising that we have recorded in out Common Stockholders book of Corporación Financiera del Valle S.A., the transfer of 159.499 shares as a donation given to Universidad Autonoma de Bucaramanga.

The above stocks belonged to the Firm Terpel Sur S.A.

The above registration was made pursuant to advise letter expressing the shareholder's will to make such donation, copy of public deed No. 970 from Notary´s Office Three of Neiva, copy of Minute No. 181 of Terpel Sur, Accountant certificate, ICFES certificate and certificate of existence and representation legal issued by the Chamber of Commerce of Neiva.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Harold Abadía Campo
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20025-319
Fecha : 06/05/2002 03:28:10 p.m.
Trámite : 202 REPORTE DE ENAJENAC
Actividad : 1 SOLICITUD / PRESENTAC
Dependencia: 210 Anexos : 1 C1 98169

Cali, 02 de mayo de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de donación por 159.499 acciones de la Corporación, a favor de la Universidad Autónoma de Bucaramanga.

Las acciones eran de propiedad de la sociedad Terpel Sur S.A.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia de la escritura pública de donación No. 970 de la Notaria Tercera de Neiva, copia del acta No. 181 de Terpel Sur S.A., certificado del contador, certificado del Icfes y certificado de existencia y representación legal expedido por la Cámara de Comercio de Neiva.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Harold Abadía Campo
Representante Legal

COMO NOTARIO PRIMERO ENCARGADO
DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL
ORIGINAL DEL DOCUMENTO QUE HE TENIDO A
LA VISTA PARA LA CONFRONTACION
CALI, 18 JUL 2002
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

Licinio Galvez

FILE No. 823437

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 159.499 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.28% Ordinarias 0.24% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 6.335,34)

MONTO TOTAL TRASPASO:($ 1.010.480.394,66)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Terpel Sur S.A.	891.102.877-3	170.316	0,30	10.817	0.02	Universidad Autonoma de Bucaramanga	890.201.674-6	1.049.309	1.85	1.208.808	2,13

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos)

- comunicación de la voluntad de donar del accionista
- copia escritura pública de donación
- copia del acta de terpel sur S.A.
- certificado de la Cámara de Comercio de Neiva
- certificado del Icfes
- certificado del revisor fiscal

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: HAROLD ABADIA CAMPO
C.C. Ó NIT: 19.138.669

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

02 JUL 22 AM 10:07

Cali, May 02, 2002

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am advising that we have recorded in out Common Stockholders book of Corporación Financiera del Valle S.A., the transfer of 102.400 shares as a donation given to Universidad de los Andes.

The above stocks belonged to the Firm Leasing de Crédito S.A. compañía de Financiamiento Comercial.

The above registration was made pursuant to advise letter expressing the shareholder's will to make such donation, copy of public deed No. 1027 and 1057 from Notary's Fifth of Bogotá, Statutory Auditor's certificate, ICFES certificate and certificate of existence and representation legal issued by the Chamber of Commerce of Bogotá.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Harold Abadía Campo
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20025-321
Fecha : 06/05/2002 03:33:10 p.m.
Trámite : 202 REPORTE DE ENAJENAC
Actividad : 1 SOLICITUD / PRESENTAC
Dependencia: 210 Anexos : 1 C1 98171

Cali, 02 de mayo de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de donación por 102.400 acciones de la Corporación, a favor de la Universidad de los Andes.

Las acciones eran de propiedad de la sociedad Leasing de Crédito S.A. Compañía de Financiamiento Comercial.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia de las escrituras públicas de donación No. 1027 y 1057 de la Notaria Quinta de Bogotá, certificado del revisor fiscal, certificado del Icfes y certificado de existencia y representación legal expedido por la Cámara de Comercio de Bogotá.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Harold Abadía Campo
Representante Legal

Licinio Galvez

COMO NOTARIO PRIMERO ENCARGADO
DEL CIRCULO DE CALI
C E R T I F I C O
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION
CALI, 18 JUL 2002
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

FIRMADA

FILE No. 823437

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 102.400 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.18% Ordinarias 0.16% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.830,14)

MONTO TOTAL TRASPASO:($ 597.006.336.oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%			#	%	#	%
Leasing de Crédito S.A. Cia. de Financ. Comercial	800.051.334-5	102.400	0,18	0	0,00	Universidad de los Andes	860.007.386-1	5.747	0,01	108.147	0,19

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- comunicación de la voluntad de donar del accionista
- copias escrituras públicas de donación
- certificado del revisor fiscal
- certificado de la Cámara de Comercio de Bogota
- certificado del Icfes

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: HAROLD ABADIA CAMPO

C.C. Ó NIT: 19.138.669

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

02 JUL 22 AM 10:05

Cali, May 02, 2002

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am advising that we have recorded in out Common Stockholders book of Corporación Financiera del Valle S.A., the transfer of 333.174 shares as a donation given to Universidad Autonoma de Bucaramanga.

The above stocks belonged to the Firm Terpel de la Sabana S.A.

The above registration was made pursuant to advise letter expressing the shareholder's will to make such donation, copy of public deed No. 0661 from Notary´s Office Twenty-two of Bogotá, copy of Minute No. 188 of Terpel de la Sabana S.A., Accountant certificate, ICFES certificate and certificate of existence and representation legal issued by the Chamber of Commerce of Bogotá.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Harold Abadía Campo
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20025-323
Fecha : 06/05/2002 03:35:57 p.m.
Trámite : 202 REPORTE DE ENAJENAC
Actividad : 1 SOLICITUD / PRESENTAC
Dependencia: 210 Anexos : 1 C1 98173

Cali, 02 de mayo de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de donación por 333.174 acciones de la Corporación, a favor de la Universidad Autónoma de Bucaramanga.

Las acciones eran de propiedad de la sociedad Terpel de la Sabana S.A.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia de la escritura pública de donación No. 0661 de la Notaria Veintidós de Bogotá, copia del acta No. 188 de Terpel de la Sabana S.A., certificado del contador, certificado del Icfes y certificado de existencia y representación legal expedido por la Cámara de Comercio de Bogotá.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Harold Abadía Campo
Representante Legal

COMO NOTARIO PRIMERO ENCARGADO
DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION
CALI, 18 JUN 2002
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

Licinio Galvez

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 333.174 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.59% Ordinarias 0.50% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 6.335,34)

MONTO TOTAL TRASPASO:($ 2.110.770.569,16)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Terpel de la Sabana S.A.	860.531.544-3	355.769	0,63	22.595	0,04	Universidad Autonoma de Bucaramanga	890.201.674-6	707.078	1,25	1.040.252	1,83

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos)

- comunicación de la voluntad de donar del accionista
- copia escritura pública de donación
- copia del acta de terpel de la sabana S.A.
- certificado de la Cámara de Comercio de Bogotá
- certificado del Icfes
- certificado del contador

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: HAROLD ABADIA CAMPO

C.C. Ó NIT: 19.138.669

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($)

RADICACION Y FECHA DE DILIGENCIAMIENTO: FECHA

OBSERVACIONES:

FILE No. 823437

FILE No. 823437

02 JUL 22 AM 10:05

Cali, May 02, 2002

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am advising that we have recorded in out Common Stockholders book of Corporación Financiera del Valle S.A., the transfer of 318.608 shares as a donation given to Universidad Autonoma de Bucaramanga.

The above stocks belonged to the Firm Terpel Antioquia S.A.

The above registration was made pursuant to advise letter expressing the shareholder's will to make such donation, copy of public deed No. 865 from Notary's Office Twenty-six of Medellín, copy of Minute No. 198 of the Unab, Statutory Auditor's certificate, ICFES certificate and certificate of existence and representation legal issued by the Chamber of Commerce of Medellín.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Harold Abadía Campo
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20025-322
Fecha : 06/05/2002 03:34:51 p.m.
Trámite : 202 REPORTE DE ENAJENAC
Actividad : 1 SOLICITUD / PRESENTAC
Dependencia: 210 Anexos : 1 C1 98172

Cali, 02 de mayo de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de donación por 318.608 acciones de la Corporación, a favor de la Universidad Autónoma de Bucaramanga.

Las acciones eran de propiedad de la sociedad Terpel Antioquía S.A.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia de la escritura pública de donación No. 865 de la Notaria Veintiséis de Medellín, copia del acta No. 198 de la Unab, certificado del revisor fiscal, certificado del Icfes y certificado de existencia y representación legal expedido por la Cámara de Comercio de Medellín.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Harold Abadía Campo
Representante Legal

COMO NOTARIO PRIMERO ENCARGADO
DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION
CALI, 18 JUL 2002
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

Licinio Galvez

FILE No 823437

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 318.608 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.56% Ordinarias 0.48% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.931,72)

MONTO TOTAL TRASPASO:($ 1.889.893.445,76)

ENAJENANTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%
Terpel Antioquia S.A.	890.912.309-3	340.216	0,60	21.608	0,04

ADQUIRIENTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%
Universidad Autonoma de Bucaramanga	890.201.674-6	388.470	0,68	707.078	1,25

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- comunicación de la voluntad de donar del accionista
- copia escritura pública de donación
- copia del acta de la Unab
- certificado de la Cámara de Comercio de Medellín
- certificado del Icfes
- certificado del revisor fiscal

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: HAROLD ABADIA CAMPO
C.C. Ó NIT: 19.138.669

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

02 JUL 22

Cali, May 02, 2002

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am advising that we have recorded in out Common Stockholders book of Corporación Financiera del Valle S.A., the transfer of 137.370 shares as a donation given to the Fundación Universidad del Norte.

The above stocks belonged to the Firm Terpel del Norte S.A.

The above registration was made pursuant to advise letter expressing the shareholder's will to make such donation, copy of public deed No. 740 from Notary´s Office Sixth of Barranquilla, copy of Minute No. 151 of Terpel del Norte S.A., Statutory Auditor´s certificate, ICFES certificate and certificate of existence and representation legal issued by the Chamber of Commerce of Barranquilla.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Harold Abadía Campo
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20025-324
Fecha : 06/05/2002 03:37:07 p.m.
Trámite : 202 REPORTE DE ENAJENAC
Actividad : 1 SOLICITUD / PRESENTAC
Dependencia: 210 Anexos : 1 C1 98174

Cali, 02 de mayo de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de donación por 137.370 acciones de la Corporación, a favor de la Fundación Universidad del Norte.

Las acciones eran de propiedad de la sociedad Terpel del Norte S.A.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia de la escritura pública de donación No. 740 de la Notaria Sexta de Barranquilla, copia del acta No. 151 de Terpel del Norte S.A., certificado del revisor fiscal, certificado del Icfes y certificado de existencia y representación legal expedido por la Cámara de Comercio de Barranquilla.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Harold Abadía Campo
Representante Legal

COMO NOTARIO PRIMERO ENCARGADO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION
CALI, 18 JUL 2002
MIGUEL CABRERA MATES
NOTARIO PRIMERO ENCARGADO

FIRMADA

Licinio Galvez

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

FILE No. 823437

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 137.370 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.24% Ordinarias 0.21% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.931,72)

MONTO TOTAL TRASPASO:($ 814.840.376,40)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Terpel del Norte S.A.	890.112.688-7	146.687	0.26	9.317	0,02	Fundación Universidad del Norte	890.101.681-2	15.807	0,03	153.177	0,27

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos)

- comunicación de la voluntad de donar del accionista
- copia escritura pública de donación
- copia del acta de terpel del norte S.A.
- certificado de la Cámara de Comercio de Barranquilla
- certificado del Icfes
- certificado del revisor fiscal

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: HAROLD ABADIA CAMPO

C.C. Ó NIT: 19.138.669

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

02 JUL 22 AM 10:07

Cali, May 02, 2002

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am advising that we have recorded in out Common Stockholders book of Corporación Financiera del Valle S.A., the transfer of 388.470 shares as a donation given to Universidad Autonoma de Bucaramanga.

The above stocks belonged to the Firm Terpel Bucaramanga S.A.

The above registration was made pursuant to advise letter expressing the shareholder's will to make such donation, copy of public deed No. 1.628 from Notary´s Office Three of Bucaramanga, copy of Minute No. 240 of Terpel Bucaramanga S.A., Statutory Auditor´s certificate, ICFES certificate and certificate of existence and representation legal issued by the Chamber of Commerce of Bucaramanga.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Harold Abadía Campo
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20025-325
Fecha : 06/05/2002 03:38:23 p.m.
Trámite : 202 REPORTE DE ENAJENAC
Actividad : 1 SOLICITUD / PRESENTAC
Dependencia: 210 Anexos : 1 C1 98176

Cali, 02 de mayo de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de donación por 388.470 acciones de la Corporación, a favor de la Universidad Autónoma de Bucaramanga.

Las acciones eran de propiedad de la sociedad Terpel Bucaramanga S.A.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia de la escritura pública de donación No. 1.628 de la Notaria Tercera de Bucaramanga, copia del acta No. 240 de Terpel Bucaramanga S.A., certificado del revisor fiscal, certificado del Icfes y certificado de existencia y representación legal expedido por la Cámara de Comercio de Bucaramanga.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Harold Abadía Campo
Representante Legal

Licinio Galvez

COMO NOTARIO PRIMERO ENCARGADO
DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION
CALI, 18 JUL 2002
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

FILE No. 823437

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 388.470 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.68% Ordinarias 0.59% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 6.335,34)

MONTO TOTAL TRASPASO:($ 2.461.089.529,80)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Terpel Bucaramanga S.A.	890.112.688-7	414.816	0,73	26.346	0,05	Universidad Autonoma de	890.201.674-6	0	0,00	388.470	0,68
Est. Ter. de Dist. de Prod. de P.						Bucaramanga					

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos)
- comunicación de la voluntad de donar del accionista
- copia escritura pública de donación
- copia del acta de terpel bucaramanga S.A.
- certificado de la Cámara de Comercio de Bucaramanga
- certificado del Icfes
- certificado del revisor fiscal

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: HAROLD ABADIA CAMPO
C.C. Ó NIT: 19.138.669

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

02 JUL 22 AM 10:07

Cali, May 03, 2002

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am advising that we have recorded on the Non Voting Preferred Dividend Shareholders book of the Corporación Financiera del Valle S.A., the transfer from a bargain and sale between for 200 shares of the Corporation in favor of the following companies:

Fernando Suárez Arana 100 shares
Sebastián Flores Duque 100 shares

The above stocks belonged as the Mr. Gabriel Ochoa Vélez.

The previous register was carried out taking into account the transfer letters and the titles.

Please find annexed circular letter No. 7 of the 1998 duly filled out.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Legal Representative

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20025-429
Fecha : 07/05/2002 03:31:57 p.m.
Trámite : 202 REPORTE DE ENAJENAC
Actividad : 1 SOLICITUD / PRESENTAC
Dependencia: 210 Anexos : 1 C3 98276

Cali, 03 de mayo de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud / Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Dividendo Preferencial y sin Derecho a Voto de la Corporación Financiera del Valle S.A., el traspaso con ocasión de Compra Venta por 200 acciones de la Corporación, a favor de las siguientes personas:

Fernando Suarez Arana 100 acciones
Sebastián Flores Duque 100 acciones.

Las acciones eran de propiedad del señor Gabriel Ochoa Velez.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista y el título.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

Licinio Galvez

COMO NOTARIO PRIMERO ENCARGADO DEL CIRCULO DE CALI
CERTIFICO:
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION
CALI, 18 JUL 2002
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 200 Acciones Preferenciales

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.00% Preferenciales 0.00% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 1.500,oo)

MONTO TOTAL TRASPASO:($ 300.000,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%			#	%	#	%
Gabriel Ochoa Velez	3.303.384	201	0,00	1	0,00	Fernando Duque Zuluaga	94.501.802	0	0,00	100	0.00
						Sebastián Flores Duque	9.975.701	0	0,00	100	0,00

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: traspaso con ocasión de compra venta

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos): carta del accionista; titulo

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

823437

FILE No. 823437

Cali, May 03, 2002

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am advising that we have recorded in out Common Stockholders book of Corporación Financiera del Valle S.A., the transfer of 21.608 shares as a donation given to Universidad Autonoma de Bucaramanga.

The above stocks belonged to the Firm Terpel Antioquia S.A.

The above registration was made pursuant to advise letter expressing the shareholder's will to make such donation, copy of public deed No. 916 from Notary´s Office Twenty-six of Medellín, Statutory Auditor´s certificate, ICFES certificate and certificate of existence and representation legal issued by the Chamber of Commerce of Medellín.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20025-426
Fecha : 07/05/2002 03:28:40 p.m.
Trámite : 202 REPORTE DE ENAJENAC
Actividad : 1 SOLICITUD / PRESENTAC
Dependencia: 210 Anexos : 1 C3 98273

Cali, 03 de mayo de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de donación por 21.608 acciones de la Corporación, a favor de la Universidad Autónoma de Bucaramanga.

Las acciones eran de propiedad de la sociedad Terpel Antioquía S.A.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia de la escritura pública de donación No. 916 de la Notaria Veintiséis de Medellín, certificado del revisor fiscal, certificado del Icfes y certificado de existencia y representación legal expedido por la Cámara de Comercio de Medellín.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

COMO NOTARIO PRIMERO ENCARGADO
DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION
CALI, 18 JUL 2002
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

Licinio Galvez

FILE No. 823437

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 21.608 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.04% Ordinarias 0.03% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.931,72)

MONTO TOTAL TRASPASO:($ 128.172.605,76)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Terpel Antioquia S.A.	890.912.309-3	21.608	0,04	0	0,00	Universidad Autonoma de Bucaramanga	890.200.499-9	1.208.808	2,13	1.230.416	2,17

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):

- comunicación de la voluntad de donar del accionista
- copia escritura pública de donación
- copia del acta de la Unab
- certificado de la Cámara de Comercio de Medellín
- certificado del Icfes
- certificado del revisor fiscal

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG

C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

02 JUL 22 AM 10:

Cali, May 03, 2002

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am advising that we have recorded in out Common Stockholders book of Corporación Financiera del Valle S.A., the transfer of 16.883 shares as a donation given to Universidad Católica de Manizales.

The above stocks belonged to the Firm Terpel del Centro S.A.

The above registration was made pursuant to advise letter expressing the shareholder's will to make such donation, copy of public deed No. 504 from Notary´s Office First of Manizales, copy of Minute No. 270 of Terpel del Centro S.A., Statutory Auditor´s certificate, ICFES certificate and certificate of existence and representation legal issued by the Chamber of Commerce of Manizales.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Cali, 03 de mayo de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de donación por 16.883 acciones de la Corporación, a favor de la Universidad Católica de Manizalez.

Las acciones eran de propiedad de la sociedad Terpel del Centro S.A.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia de la escritura pública de donación No. 504 de la Notaria Primera de Manizalez, copia del acta No. 270 de Terpel del Centro S.A., certificado del revisor fiscal, certificado del Icfes y certificado de existencia y representación legal expedido por la Cámara de Comercio de Manizalez.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

Licinio Galvez

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 16.883 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.03% Ordinarias 0.03% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.932,oo)

MONTO TOTAL TRASPASO:($ 100.149.956,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%			#	%	#	%
Terpel del Centro S.A.	890.802.020-9	16.883	0,03	0	0,00	Universidad Catolica de Manizalez	890.806.477-9	0	0,00	16.883	0,03

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos)

- comunicación de la voluntad de donar del accionista
- copia escritura pública de donación
- copia del acta de terpel del centro S.A.
- certificado de la Cámara de Comercio de Manizales
- certificado del Icfes
- certificado del revisor fiscal

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG

C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

FILE No. 823437

Cali, May 03, 2002

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am advising that we have recorded in out Common Stockholders book of Corporación Financiera del Valle S.A., the transfer of 183.591 shares as a donation given to Universidad Católica de Manizales.

The above stocks belonged to the Firm Casa Luker S.A.

The above registration was made pursuant to advise letter expressing the shareholder's will to make such donation, copy of public deed No. 517 from Notary´s Office First of Cali, copy of Minute No. 223 of Casa Luker S.A., Accountant certificate, ICFES certificate and certificate of existence and representation legal issued by the Chamber of Commerce of Manizales.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20025-428
Fecha : 07/05/2002 03:30:45 p.m.
Trámite : 202 REPORTE DE ENAJENAC
Actividad : 1 SOLICITUD / PRESENTAC
Dependencia: 210 Anexos : 1 C3 98275

Cali, 03 de mayo de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de donación por 183.591 acciones de la Corporación, a favor de la Universidad Católica de Manizalez.

Las acciones eran de propiedad de la sociedad Casa Luker S.A.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia de la escritura pública de donación No. 517 de la Notaria Primera de Cali, copia del acta No. 223 de Casa Luker S.A., certificado del contador, certificado del Icfes y certificado de existencia y representación legal expedido por la Cámara de Comercio de Manizalez.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

COMO NOTARIO PRIMERO ENCARGADO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION
CALI. 18 JUL 2002
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

Licinio Galvez

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 183.591 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.32% Ordinarias 0.28% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.931,72)

MONTO TOTAL TRASPASO:($ 1.089.010.406,52)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%			#	%	#	%
Casa Luker S.A.	890.800.718-1	183.591	0.32	0	0,00	Universidad Catolica de Manizalez	890.806.477-9	16.883	0,03	200.474	0,35

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos)

- comunicación de la voluntad de donar del accionista
- copia escritura pública de donación
- copia del acta de terpel de casa luker S.A.
- certificado de la Cámara de Comercio de Manizales
- certificado del Icfes
- certificado del revisor contador

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: HAROLD ABADIA CAMPO
C.C. Ó NIT: 19.138.669

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

823437

FILE No. 823437

02 JUL 22 AM 10: 05

Cali, May 03, 2002

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am advising that we have recorded on the Non Voting Preferred Dividend Shareholders book of the Corporación Financiera del Valle S.A., the transfer from a bargain and sale between for 200 shares of the Corporation in favor of the following companies:

Fernando Suárez Arana 100 shares
Sebastián Flores Duque 100 shares

The above stocks belonged as the Mr. Gabriel Ochoa Vélez.

The previous register was carried out taking into account the transfer letters and the titles.

Please find annexed circular letter No. 7 of the 1998 duly filled out.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Legal Representative

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20025-429
Fecha : 07/05/2002 03:31:57 p.m.
Trámite : 202 REPORTE DE ENAJENAC
Actividad : 1 SOLICITUD / PRESENTAC
Dependencia: 210 Anexos : 1 C3 98276

Cali, 03 de mayo de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud / Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Dividendo Preferencial y sin Derecho a Voto de la Corporación Financiera del Valle S.A., el traspaso con ocasión de Compra Venta por 200 acciones de la Corporación, a favor de las siguientes personas:

Fernando Suarez Arana 100 acciones
Sebastián Flores Duque 100 acciones.

Las acciones eran de propiedad del señor Gabriel Ochoa Velez.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista y el título.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

COMO NOTARIO PRIMERO ENCARGADO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACIÓN.
CALI, 18 JUL 2002
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

Licinio Galvez

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 200 Acciones Preferenciales

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.00% Preferenciales 0.00% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 1.500,oo)

MONTO TOTAL TRASPASO:($ 300.000,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%			#	%	#	%
Gabriel Ochoa Velez	3.303.384	201	0,00	1	0,00	Fernando Duque Zuluaga	94.501.802	0	0.00	100	0.00
						Sebastián Flores Duque	9.975.701	0	0.00	100	0.00

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: traspaso con ocasión de compra venta

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos): carta del accionista; titulo

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG

C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

823437

FILE No. 823437

02 JUL 22 AM 10: 16

Cali, May 03, 2002

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am advising that we have recorded in out Common Stockholders book of Corporación Financiera del Valle S.A., the transfer of 252.000 shares as a donation given to Universidad de la Sabana.

The above stocks belonged to the Banco de Crédito.

The above registration was made pursuant to advise letter expressing the shareholder's will to make such donation, copy of public deed No. 1879 from Notary´s Office Eighteen of Bogotá, certificate of the Superintendenca Bancaria, Statutory Auditor´s, ICFES certificate.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20025-430
Fecha : 07/05/2002 03:32:47 p.m.
Trámite : 202 REPORTE DE ENAJENAC
Actividad : 1 SOLICITUD / PRESENTAC
Dependencia: 210 Anexos : 1 C3 98277

Cali, 03 de mayo de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de donación por 252.000 acciones de la Corporación, a favor de la Universidad de la Sabana.

Las acciones eran de propiedad del Banco de Crédito.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia de la escritura pública de donación No. 1879 de la Notaria Dieciocho de Bogotá, certificado de la Superintendencia Bancaria, certificado del revisor fiscal, certificado del Icfes.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

Licinio Galvez

COMO NOTARIO PRIMERO ENCARGADO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION
CALI, 18 JUL 2002
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

FILE No. 823437

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 252.000 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.44% Ordinarias 0.38% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.931,72)

MONTO TOTAL TRASPASO:($ 1.494.793.440,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Banco de Credito	860.007.660-3	256.144	0,45	4.144	0,01	Universidad de la Sabana	860.075.558-1	0	0,00	252.000	0,44

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- comunicación de la voluntad de donar del accionista
- copia escritura pública de donación
- certificado del Icfes
- certificado del revisor fiscal
- certificado de la Superintendencia Bancaria

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

Cali, May 07, 2002

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am advising that we have recorded in out Common Stockholders book of Corporación Financiera del Valle S.A., the transfer of 9.317 shares as a donation given to Fundación Universidad del Norte.

The above stocks belonged to the Firm Terpel del Norte S.A.

The above registration was made pursuant to advise letter expressing the shareholder's will to make such donation, copy of public deed No. 773 from Notary´s Office Sixth of Barranquilla, copy of Minute No. 151 of Terpel del Norte S.A., Statutory Auditor´s certificate, ICFES certificate and certificate of existence and representation legal issued by the Chamber of Commerce of Barranquilla.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20025-514
Fecha : 08/05/2002 03:45:58 p.m.
Trámite : 202 REPORTE DE ENAJENACION
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos : 1 C1 98367

Cali, 07 de mayo de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de donación por 9.317 acciones de la Corporación, a favor de la Fundación Universidad del Norte.

Las acciones eran de propiedad de Terpel del Norte S.A..

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia de la escritura pública de donación No. 773 de la Notaria Sexta de Barranquilla, copia del acta No. 151 de Terpel del Norte S.A., certificado del revisor fiscal, certificado del Icfes y certificado de existencia y representación legal expedido por la Cámara de Comercio de Barranquilla.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

Licinio Galvez

COMO NOTARIO PRIMERO ENCARGADO
DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL
ORIGINAL DEL DOCUMENTO QUE HE TENIDO A
LA VISTA PARA LO CONSIGNADO 10 JUL 2002
CALI.
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

FILE No. 823437

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 9.317. Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.02% Ordinarias 0.01% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.931,72)

MONTO TOTAL TRASPASO:($ 55.265.835,24)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Terpel del Norte S.A.	890.112.688-7	9.317	0,02	0	0,00	Fundación Universidad del Norte	890.101.681-2	137.370	0,24	146.687	0,25

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- comunicación de la voluntad de donar del accionista
- copia escritura pública de donación
- copia del acta de terpel del norte S.A.
- certificado de la Cámara de Comercio de Barranquilla
- certificado del revisor fiscal

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: BOLSA: FECHA:

VALOR PATRIMONIAL CON VALOR:

RADICACION Y FECHA DE:

OBSERVACIONES:

FILE No. 823437

02 JUL 22 AM 10:10

Cali, May 07, 2002

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am advising that we have recorded in out Common Stockholders book of Corporación Financiera del Valle S.A., the transfer of 546.600 shares as a donation given to the Fundación Universidad del Norte.

The above stocks belonged to the Firm Gases del Caribe S.A.

The above registration was made pursuant to advise letter expressing the shareholder's will to make such donation, copy of public deed No. 0830 from Notary´s Office Three of Barranquilla, copy of Minute No. 166 of Gases del Caribe S.A., Statutory Auditor´s certificate and certificate of existence and representation legal issued by the Chamber of Commerce of Barranquilla.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20025-515
Fecha : 08/05/2002 03:46:40 p.m.
Trámite : 202 REPORTE DE ENAJENAC
Actividad : 1 SOLICITUD / PRESENTAC
Dependencia: 210 Anexos : 1 C1 98368

Cali, 07 de mayo de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de donación por 546.600 acciones de la Corporación, a favor de la Fundación Universidad del Norte.

Las acciones eran de propiedad de la sociedad Gases del Caribe S.A.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia de la escritura pública de donación No. 0830 de la Notaria Tercera de Barranquilla, copia del acta No. 166 de Gases del Caribe S.A., certificado del revisor fiscal y certificado de existencia y representación legal expedido por la Cámara de Comercio de Barranquilla.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

COMO NOTARIO PRIMERO ENCARGADO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION
CALI, 18 JUL 2002
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

Licinio Galvez

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 546.600 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.96% Ordinarias 0.82% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.931,72)

MONTO TOTAL TRASPASO:($ 3.242.278.152,oo)

ENAJENANTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%
Gases del Caribe S.A.	890.101.691-2	586.600	1,03	40.000	0,07

ADQUIRIENTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%
Fundación Universidad del Norte	890.101.681-2	146.687	0,25	693.287	1,22

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos)
- comunicación de la voluntad de donar del accionista
- copia escritura pública de donación
- copia del acta de gases del caribe S.A.
- certificado de la Cámara de Comercio de Barranquilla
- certificado del revisor fiscal

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: BOLSA: FECHA:
VALOR PATRIMONIAL CON VALOR
RADICACION
OBSERVACIONES:

23437

FILE No. 823437

Cali, May 09, 2002

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am advising that we have recorded in out Common Stockholders book of Corporación Financiera del Valle S.A., the transfer of 90.685 shares as a donation given to the Fundación Universidad del Norte.

The above stocks belonged to the Firm Gas Natural Comprimido S.A.

The above registration was made pursuant to advise letter expressing the shareholder's will to make such donation, copy of public deed No. 0832 from Notary´s Office Three of Barranquilla, Statutory Auditor´s certificate, copy of Minute No. 22 of Gas Natural Comprimido S.A., ICFES certificate and certificate of existence and representation legal issued by the Chamber of Commerce of Barranquilla.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20025-959
Fecha : 16/05/2002 03:41:49 p.m.
Trámite : 202 REPORTE DE ENAJENAC
Actividad 1 SOLICITUD / PRESENTAC
Dependencia 210 Anexos : 1 C1 98783

Cali, 09 de mayo de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de donación por 90.685 acciones de la Corporación, a favor de la Fundación Universidad del Norte.

Las acciones eran de propiedad de la sociedad Gas Natural Comprimido S.A..

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia de la escritura pública de donación No. 0832 de la Notaria Tercera de Barranquilla, certificado del revisor fiscal, copia del acta No. 22 de Gas Natural Comprimido S.A., certificado del Icfes y certificado de existencia y representación legal expedido por la Cámara de Comercio de Barranquilla.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

COMO NOTARIO PRIMERO ENCARGADO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION
CALI, 18 JUL 2002
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

Licinio Galvez

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 90.685 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.15% Ordinarias 0.13% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.931,72)

MONTO TOTAL TRASPASO:($ 537.918.028,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Gases Natural Compimido S.A.	802.011.190-8	90.685	0,15	0	0,00	Fundación Universidad del Norte	890.101.681-2	555.917	0,98	646.602	1,13

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- escritura pública No. 0832 de la notaria tercera de barranquilla
- certificado del revisor fiscal
- certificado del icfes
- copia acta No. 22 de gas natural comprimido S.A.
- certificado de la cámara de comercio de barranquilla

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO

OBSERVACIONES

FILE No. 823437

02 JUL 22 AM 10: 1?

Cali, May 09, 2002

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am advising that we have recorded in out Common Stockholders book of Corporación Financiera del Valle S.A., the transfer of 78.000 shares as a donation given to Universidad Externado de Colombia.

The above stocks belonged to the Firm Consorcio Minero Unido S.A.

The above registration was made pursuant to advise letter expressing the shareholder's will to make such donation, copy of public deed No. 1130 from Notary´s Office Fifth of Bogotá, Statutory Auditor´s certificate, copy of Minute No. 181 of the Board of Directors of Consorsio Minero Unido S.A., ICFES certificate and certificate of existence and representation legal issued by the Chamber of Commerce of Bogotá.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20025-957
Fecha : 16/05/2002 03:40:26 p.m.
Trámite : 202 REPORTE DE ENAJENACION
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos : 1 C1 98782

Cali, 09 de mayo de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de donación por 78.000 acciones de la Corporación, a favor de la Universidad Externado de Colombia.

Las acciones eran de propiedad de la sociedad Consorcio Minero Unido S.A.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia de la escritura pública de donación No. 1130 de la Notaria Quinta de Bogotá, certificado del revisor fiscal, copia del acta de la junta directiva No. 125 de Consocio Minero Unido S.A., certificado del Icfes y certificado de existencia y representación legal expedido por la Cámara de Comercio de Bogotá.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

COMO NOTARIO PRIMERO ENCARGADO
DEL CIRCULO DE CALI
C E R T I F I C O
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION
CALI, 18 JUL 2002
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

Licinio Galvez

FILE No. 823437

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 78.000 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.13% Ordinarias 0.11% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.931,72)

MONTO TOTAL TRASPASO:($ 462.674.160,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Consorcio Minero Unido S.A.	800.103.090-8	78.000	0,13	0	0,00	Universidad Externado de Colombia	860.014.918-7	0	0,00	78.000	0,13

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- escritura pública No. 1130 de la notaria quinta de bogotá
- certificado del revisor fiscal
- certificado del icfes
- copia acta No. 125 de consorcio minero unido S.A.
- certificados de la cámara de comercio de bogotá

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($ BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($ FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO

OBSERVACIONES:

FILE No. 823437

02 JUL 22 AM 10: 16

Cali, May 09, 2002

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am advising that we have recorded in out Common Stockholders book of Corporación Financiera del Valle S.A., the transfer of 4.241 shares as a donation given to Universidad Autonoma de Bucaramanga.

The above stocks belonged to the Firm Terpel del Occidente S.A. S.A.

The above registration was made pursuant to advise letter expressing the shareholder's will to make such donation, copy of public deed No. 719 from Notary´s Office Fourth of Cali, copy of Minute No. 170 of Terpel del Occidente S.A., Accountant certificate, ICFES certificate and certificate of existence and representation legal issued by the Chamber of Commerce of Cali.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20025-955
Fecha : 16/05/2002 03:39:06 p.m.
Trámite : 202 REPORTE DE ENAJENAC
Actividad : 1 SOLICITUD / PRESENTAC
Dependencia: 210 Anexos : 1 C1 98781

Cali, 09 de mayo de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de donación por 4.241 acciones de la Corporación, a favor de la Universidad Autónoma de Bucaramanga.

Las acciones eran de propiedad de la sociedad Terpel del Occidente S.A.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia de la escritura pública de donación No. 719 de la Notaria Cuarta de Cali, copia del acta No. 170 de Terpel del Occidente S.A., certificado del contador, certificado del Icfes y certificado de existencia y representación legal expedido por la Cámara de Comercio de Cali.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

COMO NOTARIO PRIMERO ENCARGADO
DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL
ORIGINAL DEL DOCUMENTO QUE HE TENIDO A
LA VISTA PARA LA CONFRONTACION
CALI, 18 JUL 2002
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

Licinio Galvez

FILE No. 823437

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 4.241 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.00% Ordinarias 0.28% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.932,oo)

MONTO TOTAL TRASPASO:($ 25.157.612,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Terpel del Occidente S.A.	890.800.718-1	4.244	0,01	3	0,00	Universidad Autonoma de Bucaramanga	890.201.674-6	1.181.925	2,08	1.186.166	2,09

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos)

- escritura pública No. 719 de la notaria cuarta de cali
- certificado del contador
- certificado del icfes
- copia acta No. 170 de terpel del occidente S.A.
- certificado de la cámara de comercio de cali

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG

C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($ BOLSA FECHA

VALOR PATRIMONIAL CON VALOR FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO

OBSERVACIONES:

FILE No. 823437

02 JUL 22 AM 10: 18

Cali, May 09, 2002

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am advising that we have recorded in out Common Stockholders book of Corporación Financiera del Valle S.A., the transfer of 40.000 shares as a donation given to Fundación Universidad del Norte.

The above stocks belonged to the Firm Gases del Caribe S.A.

The above registration was made pursuant to advise letter expressing the shareholder's will to make such donation, copy of public deed No. 0872 from Notary´s Office Three of Barranquilla, copy of Minute No. 166 of Gases del Caribe S.A., Statutory Auditor´s certificate, ICFES certificate and certificate of existence and representation legal issued by the Chamber of Commerce of Barranquilla.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20025-954
Fecha : 16/05/2002 03:37:29 p.m.
Trámite : 202 REPORTE DE ENAJENACION
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos : 1 C1 98780

Cali, 09 de mayo de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de donación por 40.000 acciones de la Corporación, a favor de la Fundación Universidad del Norte.

Las acciones eran de propiedad de la sociedad Gases del Caribe S.A.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia de la escritura pública de donación No. 0872 de la Notaria Tercera de Barranquilla, copia del acta No. 166 de Gases del Caribe S.A., certificado del revisor fiscal, certificado del Icfes y certificado de existencia y representación legal expedido por la Cámara de Comercio de Barranquilla.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

COMO NOTARIO PRIMERO ENCARGADO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION
CALI, 18 JUL 2002
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

Licinio Galvez

FILE No. 823437

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 40.000 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.07% Ordinarias 0.06% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.931,72)

MONTO TOTAL TRASPASO:($ 237.268.800,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Gases del Caribe S.A.	890.101.691-2	40.000	0,07	0	0,00	Fundación Universidad del Norte	890.101.681-2	987.035	1,74	1.027.035	1,81

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- escritura pública No. 0872 de la notaria tercera de barranquilla
- certificado del revisor fiscal
- certificado del icfes
- copia acta No. 166 de gases del caribe S.A.
- certificado de la cámara de comercio de barranquilla

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO

OBSERVACIONES

FILE No. 823437

02 JUL 22 AM 10: 1

Cali, May 09, 2002

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am advising that we have recorded in out Common Stockholders book of Corporación Financiera del Valle S.A., the transfer of 26.000 shares as a donation given to Fundación Universidad del Norte.

The above stocks belonged to the Firm Gases de la Guajira S.A.

The above registration was made pursuant to advise letter expressing the shareholder's will to make such donation, copy of public deed No. 0849 from Notary´s Office Three of Barranquilla, Statutory Auditor´s certificate, ICFES certificate and certificate of existence and representation legal issued by the Chamber of Commerce of Guajira.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20025-953
Fecha : 16/05/2002 03:35:47 p.m.
Trámite : 202 REPORTE DE ENAJENACION
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos : 1 C1 98779

Cali, 09 de mayo de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de donación por 26.000 acciones de la Corporación, a favor de la Fundación Universidad del Norte.

Las acciones eran de propiedad de la sociedad Gases de la Guajira S.A.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia de la escritura pública de donación No. 0849 de la Notaria Tercera de Barranquilla, certificado del revisor fiscal, certificado del Icfes y certificado de existencia y representación legal expedido por la Cámara de Comercio de la Guajira.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

COMO NOTARIO PRIMERO ENCARGADO
DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION
CALI, 18 JUL 2002
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

Licinio Galvez

FILE No. 923437

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 26.000 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.05% Ordinarias 0.03% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.931,72)

MONTO TOTAL TRASPASO:($ 154.224.720,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Gases de la Guajira S.A.	892.115.036-6	26.000	0,05	0	0,00	Fundación Universidad del Norte	890.101.681-2	1.027.035	1,81	1.053.035	1,86

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):

escritura pública No. 0849 de la notaria tercera de barranquilla

certificado del contador

certificado del icfes

certificado de la cámara de comercio de barranquilla

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG

C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO

OBSERVACIONES

FILE No. 82343

02 JUL 22 AM 10: 10

Cali, May 09, 2002

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am advising that we have recorded in out Common Stockholders book of Corporación Financiera del Valle S.A., the transfer of 340.433 shares as a donation given to Fundación Universidad del Norte.

The above stocks belonged to the Firm Gases de Boyacá y Santander S.A.

The above registration was made pursuant to advise letter expressing the shareholder's will to make such donation, copy of public deed No. 0831 from Notary's Office Three of Barranquilla, Statutory Auditor's certificate, ICFES certificate and certificate of existence and representation legal issued by the Chamber of Commerce of Barranquilla.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

02 JUL 22 AM 10: 1

Cali, May 09, 2002

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am advising that we have recorded in out Common Stockholders book of Corporación Financiera del Valle S.A., the transfer of 340.433 shares as a donation given to Fundación Universidad del Norte.

The above stocks belonged to the Firm Gases de Boyacá y Santander S.A.

The above registration was made pursuant to advise letter expressing the shareholder's will to make such donation, copy of public deed No. 0831 from Notary´s Office Three of Barranquilla, Statutory Auditor´s certificate, ICFES certificate and certificate of existence and representation legal issued by the Chamber of Commerce of Barranquilla.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20025-960
Fecha : 16/05/2002 03:42:49 p.m.
Trámite : 202 REPORTE DE ENAJENAC
Actividad : 1 SOLICITUD / PRESENTAC
Dependencia 210 Anexos 1 C1 98784

Cali, 09 de mayo de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de donación por 340.433 acciones de la Corporación, a favor de la Fundación Universidad del Norte.

Las acciones eran de propiedad de la sociedad Gases de Boyaca y Santander S.A.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia de la escritura pública de donación No. 0831 de la Notaria Tercera de Barranquilla, certificado del revisor fiscal, certificado del Icfes y certificado de existencia y representación legal expedido por la Cámara de Comercio de Barranquilla.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

COMO NOTARIO PRIMERO ENCARGADO
DEL CIRCULO DE CALI
C E R T I F I C O
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL
ORIGINAL DEL DOCUMENTO QUE HE TENIDO A
LA VISTA PARA LA CONFRONTACION
CALI. 18 JUL 2002
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

Licinio Galvez

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 340.433 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.60% Ordinarias 0.51% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.931,72)

MONTO TOTAL TRASPASO:($ 2.019.353.235,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%			#	%	#	%
Gases de Boyaca y Santander S.A.	802.007.206-1	340.433	0,60	0	0,00	Fundación Universidad del Norte	890.101.681-2	646.602	1,13	987.035	1,74

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
escritura pública No. 0831 de la notaria tercera de barranquilla
certificado del revisor fiscal
certificado del icfes
certificado de la cámara de comercio de barranquilla

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA
VALOR PATRIMONIAL CON VALOR ($ FECHA
RADICACION Y FECHA DE DILIGENCIAMIENTO
OBSERVACIONES

FILE No 823437

FILE No. 823437

02 JUL 22

Cali, May 09, 2002

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am advising that we have recorded in out Common Stockholders book of Corporación Financiera del Valle S.A., the transfer of 137.370 shares as a donation given to Universidad Católica de Manizales.

The above stocks belonged to the:

Nombre	**No. Acciones**
Lucía Restrepo Mejía	790
Javier Eugenio Uribe Restrepo	1.500
Bertha Mercedes Restrepo de Thomas	2.495
María Valentina Uribe Restrepo	2.700
Carlos Arturo Restrepo Jaramillo	3.000
Fanny Jaramillo de Restrepo	9.250
Fanny Restrepo de Vélez	9.740
Inés Restrepo Mejía	24.320
Teresa Jaramillo de Restrepo	20.000
Casa Luker S.A.	21.429
Acerías de Caldas S.A.	42.146
	137.370

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20025-961
Fecha : 16/05/2002 03:48:59 p.m.
Trámite : 202 REPORTE DE ENAJENAC
Actividad : 1 SOLICITUD / PRESENTAC
Dependencia 210 Anexos : 1 C1 98785

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de donación por 137.370 acciones de la Corporación, a favor de la Universidad Católica de Manizales.

Las acciones eran de propiedad de las siguientes personas naturales y sociedades:

Nombre	**No. Acciones**
Lucia Restrepo Mejía	790
Javier Eugenio Uribe Restrepo	1.500
Bertha Mercedes Restrepo de Thomas	2.495
María Valentina Uribe Restrepo	2.700
Carlos Arturo Restrepo Jaramillo	3.000
Fanny Jaramillo de Restrepo	9.250
Fanny Restrepo de Velez	9.740
Inés Restrepo Mejía	24.320
Teresa Jaramillo de Restrepo	20.000
Casa Luker S.A.	21.429
Acerías de Caldas S.A.	42.146
	137.370

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

COMO NOTARIO PRIMERO ENCARGADO
DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION
CALI, 18 JUL 2002
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

Licinio Galvez

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 790 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.00% Ordinarias 0.00% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.931,72)

MONTO TOTAL TRASPASO:($ 4.686.058,80)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Lucia Restrepo Mejia	31.244.485	790	0,00	0	0,00	Universidad Catolica de Manizalez	890.806.477-9	200.474	0,35	201.264	0,35

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos): documento de donación

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG

C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO

OBSERVACIONES:

FILE NO. 823437

FILE No. 823437

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 1.500 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.00% Ordinarias 0.00% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.931,72)

MONTO TOTAL TRASPASO:($ 8.897.580,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Javier Eugenio Uribe Restrepo	10.252.363	1.500	0,00	0	0,00	Universidad Catolica de Manizalez	890.806.477-9	201.264	0,35	202.764	0,35

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos): documento de donación

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO

OBSERVACIONES:

FILE No. 823437

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 2.495 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.00% Ordinarias 0.00% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.931,72)

MONTO TOTAL TRASPASO:($ 14.799.641,40)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Bertha M. Restrepo de Thomas	24.925.496	2.495	0,00	0	0,00	Universidad Catolica de Manizalez	890.806.477-9	202.764	0,35	205.259	0,36

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos): documento de donación

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO

OBSERVACIONES:

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 2.700 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.00% Ordinarias 0.00% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.931,72)

MONTO TOTAL TRASPASO:($ 16.015.644,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Maria Valentina Uribe Restrepo	30.296.361	2.700	0,00	0	0,00	Universidad Catolica de Manizalez	890.806.477-9	205.259	0,36	207.959	0,36

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
escritura pública No. 549 de la notaria primera de manizales
certificado del contador
certificado del icfes

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA ($) BOLSA FECHA
VALOR PATRIMONIAL CON VALOR ($ FECHA
RADICACION Y FECHA DE DILIGENCIAMIENTO
OBSERVACIONES:

FILE No 823437

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 3.000 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.00% Ordinarias 0.00% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.931,72)

MONTO TOTAL TRASPASO:($ 17.795.160,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Carlos Arturo Restrepo J.	10.224.152	3.000	0,00	0	0,00	Universidad Catolica de Manizalez	890.806.477-9	207.959	0,36	210.959	0,37

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
escritura pública No. 548 de la notaria primera de manizales
certificado del contador
certificado del icfes

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ( ) FECHA

RADICACION Y FECHA DE DILIGENCIAMENTO

OBSERVACIONES:

FILE No 823437

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 9.250 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.01% Ordinarias 0.01% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.931,72)

MONTO TOTAL TRASPASO:($ 54.868.410,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Fanny Jaramillo de Restrepo	24.271.461	9.250	0,01	0	0,00	Universidad Catolica de Manizalez	890.806.477-9	210.959	0,37	220.209	0,38

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
escritura pública No. 533 de la notaria primera de manizales
certificado del contador
certificado del icfes

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA
VALOR PATRIMONIAL CON VALOR ($) FECHA
RADICACION Y FECHA DE DILIGENCIAMIENTO
OBSERVACIONES:

FILE No. 823437

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 9.740 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.01% Ordinarias 0.01% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.931,72)

MONTO TOTAL TRASPASO:($ 57.754.952,80)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Fanny Restrepo de Velez	24.290.272	9.740	0,01	0	0,00	Universidad Catolica de Manizalez	890.806.477-9	220.209	0,38	229.949	0,40

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
escritura pública No. 535 de la notaria primera de manizales
certificado del contador
certificado del icfes

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($ BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($ FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO

OBSERVACIONES:

FILE No. 823437

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 24.320 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.04% Ordinarias 0.03% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.931,72)

MONTO TOTAL TRASPASO:($ 144.259.430,40)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Ines Restrepo Mejia	24.257.373	24.320	0,04	0	0,00	Universidad Catolica de Manizalez	890.806.477-9	229.949	0,40	254.269	0,44

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
escritura pública No. 532 de la notaria primera de manizales
certificado del contador
certificado del icfes

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($ BOLSA: FECHA:

VALOR PATRIMONIAL CON VALOR ($ FECHA:

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 20.000 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.03% Ordinarias 0.03% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.931,72)

MONTO TOTAL TRASPASO:($ 144.259.430,40)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Teresa Jaramillo de Restrepo	24.252.029	20.000	0,03	0	0,00	Universidad Catolica de Manizalez	890.806.477-9	254.269	0.44	274.269	0,48

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(*Relacionar los anexos*):

escritura pública No. 534 de la notaria primera de manizales

certificado del contador

certificado del icfes

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG

C.C. Ó NIT: 31.255.466

FILE No. 823437

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

FILE No. 823437

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 21.429 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.03% Ordinarias 0.03% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.931,72)

MONTO TOTAL TRASPASO:($ 127.110.827,88)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Casa Luker S.A.	890.800.718-1	21.429	0,03	0	0,00	Universidad Catolica de Manizalez	890.806.477-9	274.269	0,48	295.698	0,52

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- escritura pública No. 531 de la notaria primera de manizales
- certificado del revisor fiscal
- certificado del icfes
- copia acta No. 223 de Casa Luker S.A.
- certificado de la Cámara de Comercio de Manizales

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($ FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO

OBSERVACIONES:

FILE No. 823437

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 42.146 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.07% Ordinarias 0.06% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.931,72)

MONTO TOTAL TRASPASO:($ 249.998.271,12)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Acerias de Caldas S.A.	800.046.847-1	42.146	0,07	0	0,00	Universidad Catolica de Manizalez	890.806.477-9	295.698	0,52	337.844	0,59

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos)

- escritura pública No. 536 de la notaria primera de manizales
- certificado del revisor fiscal
- certificado del icfes
- copia acta No. 199 de Acerias de Caldas S.A.
- certificado de la Cámara de Comercio de Manizales

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG

C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO

OBSERVACIONES:

FILE No. 823437

02 JUL 22 AM 10: 1.

Cali, May 14, 2002

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am advising that we have recorded in out Common Stockholders book of Corporación Financiera del Valle S.A., the transfer of 84.000 shares as a donation given to Fundación para el Fomento de la Salud y Educación – Fundesa.

The above stocks belonged to the Firm Quala S.A.

The above registration was made pursuant to advise letter expressing the shareholder's will to make such donation, copy of public deed No. 2.063 from Notary´s Office First of Bogotá, Statutory Auditor´s certificate, copy of Minute No. 86 of Quala S.A. and certificate of existence and representation legal issued by the Chamber of Commerce of Bogotá.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20025-962
Fecha : 16/05/2002 03:45:05 p.m.
Trámite : 202 REPORTE DE ENAJENACION
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos : 1 C1 98786

Cali, 14 de mayo de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de donación por 84.000 acciones de la Corporación, a favor de la Fundación para el Fomento de la Salud y Educación - Fundesa.

Las acciones eran de propiedad de la sociedad Quala S.A.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia de la escritura pública de donación No. 2.063 de la Notaria Primera de Bogotá, certificado del revisor fiscal, copia del acta de la junta directiva No. 86 de Quala S.A., y certificados de existencia y representación legal expedidos por la Cámara de Comercio de Bogotá.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

COMO NOTARIO PRIMERO ENCARGADO
DEL CIRCULO DE CALI
C E R T I F I C O
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL
ORIGINAL DEL DOCUMENTO QUE HE TENIDO A
LA VISTA PARA LA CONFRONTACION
CALI, 18 JUL 2002
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

Licinio Galvez

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 84.000 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.14% Ordinarias 0.12% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.830,14)

MONTO TOTAL TRASPASO:($ 489.731.760,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Quala S.A.	860.074.450-9	84.000	0,14	0	0,00	Fundación para el Fomento de la Salud y Educación - Fundesa	830.059.079-7	1.452	0,00	85.452	0,15

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
escritura pública No. 2,063 de la notaria primera de bogotá
certificado del revisor fiscal
certificado del icfes
copia acta No. 86 de Quala S.A.
certificados de la cámara de comercio de bogotá

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

DATOS DE LA ACCIÓN OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA
VALOR PATRIMONIAL CON VALOR ($ FECHA
RADICACION Y FECHA DE DILIGENCIAMIENTO
OBSERVACIONES:

FILE No 823437

FILE No. 823437

02 JUL 22 AM 10:15

Cali, May 14, 2002

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am advising that we have recorded in out Common Stockholders book of Corporación Financiera del Valle S.A., the transfer of 10.817 shares as a donation given to Universidad Autónoma de Bucaramanga.

The above stocks belonged to the Firm Terpel Sur S.A.

The above registration was made pursuant to advise letter expressing the shareholder's will to make such donation, copy of public deed No. 1.102 from Notary´s Office Three of Neiva, Accountant certificate, ICFES certificate and certificate of existence and representation legal issued by the Chamber of Commerce of Neiva.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20025-963
Fecha : 16/05/2002 03:46:31 p.m.
Trámite : 202 REPORTE DE ENAJENAC
Actividad : 1 SOLICITUD / PRESENTAC
Dependencia: 210 Anexos : 1 C1 98787

Cali, 14 de mayo de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de donación por 10.817 acciones de la Corporación, a favor de la Universidad Autónoma de Bucaramanga.

Las acciones eran de propiedad de la sociedad Terpel Sur S.A.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia de la escritura pública de donación No. 1.102 de la Notaria Tercera de Neiva, certificado del contador, certificado del Icfes y certificado de existencia y representación legal expedido por la Cámara de Comercio de Neiva.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

COMO NOTARIO PRIMERO ENCARGADO
DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA SU CONFRONTACION 18 JUL 2002
CALI.
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

Licinio Galvez

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 10.817 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.02% Ordinarias 0.01% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.931,72)

MONTO TOTAL TRASPASO:($ 64.163.415,24)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%			#	%	#	%
Terpel Sur S.A.	891.102.877-3	10.817	0,02	0	0,00	Universidad Autonoma de Bucaramanga	890.201.674-6	1.212.512	2,13	1.223.329	2,16

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):

escritura pública No. 1.102 de la notaria tercera de neiva
certificado del contador
certificado del icfes
certificado de la cámara de comercio de neiva

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG

C.C. O NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO

OBSERVACIONES

FILE No. 823437

FILE No. 823437

Cali, May 14, 2002

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am advising that we have recorded in out Common Stockholders book of Corporación Financiera del Valle S.A., the transfer of 26.346 shares as a donation given to Universidad Autonoma de Bucaramanga.

The above stocks belonged to the Terpel de Bucaramanga S.A.

The above registration was made pursuant to advise letter expressing the shareholder's will to make such donation, copy of public deed No. 1734 from Notary´s Office Three of Bucaramanga, copy of Minute No. 240 of Terpell de Bucaramanga S.A. Accountant certificate, ICFES certificate and certificate of existence and representation legal issued by the Chamber of Commerce of Bucaramanga.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20025-964
Fecha : 16/05/2002 03:47:24 p.m.
Trámite : 202 REPORTE DE ENAJENAC
Actividad : 1 SOLICITUD / PRESENTAC
Dependencia: 210 Anexos : 1 C1 98788

Cali, 14 de mayo de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de donación por 26.346 acciones de la Corporación, a favor de la Universidad Autónoma de Bucaramanga.

Las acciones eran de propiedad de la sociedad Terpel de Bucaramanga S.A.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia de la escritura pública de donación No. 1734 de la Notaria Tercera de Bucaramanga, copia del acta No. 240 de Terpel de Bucaramanga S.A., certificado del contador, certificado del Icfes y certificado de existencia y representación legal expedido por la Cámara de Comercio de Bucaramanga.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

COMO NOTARIO PRIMERO ENCARGADO
DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL
ORIGINAL DEL DOCUMENTO QUE HE TENIDO A
LA VISTA PARA LA CONFRONTACION
CALI, 18 JUL 2002
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

Licinio Galvez

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 26.346 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.05% Ordinarias 0.03% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.931,72)

MONTO TOTAL TRASPASO:($ 156.277.095,12)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%			#	%	#	%
Terpel Bucaramanga S.A.	890.201.674-6	26.346	0.05	0	0.00	Universidad Autonoma de Bucaramanga	890.201.674-6	1.186.166	2.09	1.212.512	2.13

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):

- escritura pública No. 1734 de la notaria tercera de bucaramanaga
- certificado del contador
- certificado del icfes
- copia acta No. 240 de terpel del bucaramanga S.A.
- certificado de la camara de comercio de bucaramanga

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG

C.C. O NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($): FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

023437

FILE No. 823437

02 JUL 22 AM10:27

Cali, May 29, 2002

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am advising that we have recorded in out Common Stockholders book of Corporación Financiera del Valle S.A., the transfer of 25.500 shares as a donation given to the Universidad Externado de Colombia.

The above stocks belonged to the Firm Winner Group S.A.

The above registration was made pursuant to advise letter expressing the shareholder's will to make such donation, copy of public deed No. 1197 from Notary´s Office Fifth of Bogotá, Statutory Auditor´s certificate, copy of Minute No. 30 of Winner Group S.A. of the Board of Directors ICFES certificate and certificate of existence and representation legal issued by the Chamber of Commerce of Bogotá.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20025-1949
Fecha : 31/05/2002 03:53:34 p.m.
Trámite : 202 REPORTE DE ENAJENAC
Actividad : 1 SOLICITUD / PRESENTAC
Dependencia: 210 Anexos : 1 C1 99670

Cali, 29 de mayo de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de donación por 25.500 acciones de la Corporación, a favor de la Universidad Externado de Colombia.

Las acciones eran de propiedad de la sociedad Winner Group S.A.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia de la escritura pública de donación No. 1197 de la Notaria Quinta de Bogotá, certificado del revisor fiscal, copia del acta de la junta directiva No. 30 de Winner Group S.A., certificado del Icfes y certificado de existencia y representación legal expedido por la Cámara de Comercio de Bogotá.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

COMO NOTARIO PRIMERO ENCARGADO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION
CALI, 18 JUL 2002
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

Licinio Galvez

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

FILE No. 82-3437

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 25.500 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.04% Ordinarias 0.03% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.931,72)

MONTO TOTAL TRASPASO:($ 151.258.860,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%			#	%	#	%
Winner Group S.A.	830.037.843-3	25.500	0,04	0	0,00	Universidad Externado de Colombia	860.014.918-7	78.000	0,14	103.500	0,18

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- escritura pública No. 1197 de la notaria quinta de bogotá
- certificado del revisor fiscal
- certificado del icfes
- copia acta No. 30 de winner group S.A.
- certificado de la cámara de comercio de bogotá

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

02 JUL 22

Cali, June 06, 2002

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am advising that we have recorded in out Common Stockholders book of Corporación Financiera del Valle S.A., the transfer of 159.444 shares as a distribution given to following Companies:

Nombre	**No. Acciones**
Asicol S.A.	16.964
Bavaria S.A.	16.964
Cajas Plásticas S.A.	10.181
Cervecería Aguila S.A.	16.964
Cervecería Unión S.A.	16.964
Impresora del Sur S.A.	16.964
Inversiones Aconcagua S.A.	16.964
Malterías de Colombia S.A.	16.964
Productora de Jugos S.A.	16.964
Invermac S.A.	13.551
	159.444

The previous record was accomplished taking into account the shareholders's communication letter, copy of Minute, certificate of Chamber of Commerce of Bogotá, certificate of the Superintendencia de Valores and the titles.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20026-357
Fecha : 11/06/2002 10:10:05 a.m.
Trámite : 202 REPORTE DE ENAJENAC
Actividad : 1 SOLICITUD / PRESENTAC
Dependencia: 210 Anexos : 1 C1 100028

Cali, 06 de j

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud / Presentación
Con anexos

Por medio de la presente le informo que dentro del proceso de liquidación del Fondo Crecimiento, accionista de la Corporación, hemos registrado en nuestro libro de Accionistas Ordinarios la distribución de 159.444 acciones, a favor de las siguientes sociedades:

Nombre	**No. Acciones**
Asicol S.A.	16.964
Bavaria S.A.	16.964
Cajas Plásticas S.A.	10.181
Cervecería Aguila S.A.	16.964
Cervecería Unión S.A.	16.964
Impresora del Sur S.A.	16.964
Inversiones Aconcagua S.A.	16.964
Malterias de Colombia S.A.	16.964
Productora de Jugos S.A.	16.964
Invernac S.A.	13.551
	159.444

El anterior registro se realizó teniendo en cuenta la comunicación del accionista, copia del acta, certificado de la Cámara de Comercio de Bogotá, certificado de la Superintendencia de Valores y los títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

COMO NOTARIO PRIMERO ENCARGADO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA SU COTEJO 18 JUL 2002
CALI,
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

COPIA LEGAL

Licinio Galvez

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 16.964 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.03% Ordinarias 0.03% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 1.500,oo)

MONTO TOTAL TRASPASO:($ 25.446.000,oo)

ENAJENANTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%
Fondo Crecimiento	860034443-6	142.480	0,25	125.516	0,22

ADQUIRIENTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%
Bavaria S.A.	860.005.224-6	0	0,00	16.964	0,03

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO

Liquidación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos)

comunicación del accionista
títulos
acta
certificado de la Cámara de Comercio de Bogotá
certificado de la Superintendencia de Valores

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA

OBSERVACIONES

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 10.181 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.02% Ordinarias 0.02% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 1.500,oo)

MONTO TOTAL TRASPASO:($ 15.271.500,oo)

ENAJENANTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso #	acciones antes del traspaso %	acciones después del traspaso #	acciones después del traspaso %
Fondo Crecimiento	860034443-6	125.516	0,22	115.335	0,20

ADQUIRIENTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso #	acciones antes del traspaso %	acciones después del traspaso #	acciones después del traspaso %
Cajas Plásticas	860.030.888-1	0	0,00	10.181	0,02

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO

Liquidación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos)

comunicación del accionista
titulos
acta
certificado de la Cámara de Comercio de Bogotá
certificado de la Superintendencia de Valores

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA

VALOR PATRIMONIAL

OBSERVACIONES

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES [illegible] EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 16.964 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.03% Ordinarias 0.03% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 1.500,oo)

MONTO TOTAL TRASPASO:($ 25.446.000,oo)

ENAJENANTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%
Fondo Crecimiento	860034443-6	115.335	0,20	98.371	0,17

ADQUIRIENTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%
Cervecería Aguila S.A.	890.101.878-2	0	0,00	16.964	0,03

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO

Liquidación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos)

comunicación del accionista
títulos
acta
certificado de la Cámara de Comercio de Bogotá
certificado de la Superintendencia de Valores

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

FILE No. 823437

DATOS DE LA ACCION OBJETO TRASPASO(ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA

VALOR PATRIMONIAL [illegible]

RADICACION [illegible]

OBSERVACIONES:

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 16.964 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.03% Ordinarias 0.03% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 1.500,oo)

MONTO TOTAL TRASPASO:($ 25.446.000,oo)

ENAJENANTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%
Fondo Crecimiento	860034443-6	64.443	0,11	47.479	0,08

ADQUIRIENTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%
Inversiones Aconcagua S.A.	800.074.646-7	0	0,00	16.964	0,03

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO — Liquidación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos)

- comunicación del accionista
- titulos
- acta
- certificado de la Cámara de Comercio de Bogotá
- certificado de la Superintendencia de Valores

FIRMA REPRESENTANTE LEGAL/DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

FILE No 823437

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA

OBSERVACIONES

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 16.964 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.03% Ordinarias 0.03% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 1.500,oo)

MONTO TOTAL TRASPASO:($ 25.446.000,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Fondo Crecimiento	860034443-6	47.479	0,08	30.515	0,05	Malterias de Colombia S.A.	860.003.010-8	0	0,00	16.964	0,03

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO — Liquidación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos)

- comunicación del accionista
- títulos
- acta
- certificado de la Cámara de Comercio de Bogotá
- certificado de la Superintendencia de Valores

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA

VALOR PATRIMONIAL

RADICACION Y FECHA

OBSERVACIONES:

FILE No. 823437

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 16.964 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.03% Ordinarias 0.03% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 1.500,oo)

MONTO TOTAL TRASPASO:($ 25.446.000,oo)

ENAJENANTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%
Fondo Crecimiento	860034443-6	30.515	0,05	13.551	0,02

ADQUIRIENTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%
Productora de Jugos S.A.	821.000.169-4	0	0,00	16.964	0,03

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO

Liquidación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos)

comunicación del accionista
títulos
acta
certificado de la Cámara de Comercio de Bogotá
certificado de la Superintendencia de Valores

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

FILE No. 823437

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA

OBSERVACIONES

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 13.551 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.02% Ordinarias 0.02% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 1.500,oo)

MONTO TOTAL TRASPASO:($ 20.326.500,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Fondo Crecimiento	860034443-6	13.551	0,02	0	0,00	Invernac S.A.	800.242.482-7	0	0,00	13.551	0,02

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Liquidación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos)

- comunicación del accionista
- titulos
- acta
- certificado de la Cámara de Comercio de Bogotá
- certificado de la Superintendencia de Valores

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

FILE No. 823437

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA:

VALOR PATRIMONIAL:

RADICACION Y FECHA:

OBSERVACIONES:

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No. Y CLASE DE TITULOS OBJETO DE TRASPASO: 16.964 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.03% Ordinarias 0.03% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 1.500,oo)

MONTO TOTAL TRASPASO:($ 25.446.000,oo)

ENAJENANTE(S)						ADQUIRIENTE(S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Fondo Crecimiento	860034443-6	98.371	0,17	81.407	0,14	Cervecería Unión S.A.	890.900.168-1	0	0,00	16.964	0,03

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO

Liquidación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos)

comunicación del accionista
títulos
acta
certificado de la Cámara de Comercio de Bogotá
certificado de la Superintendencia de Valores

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

REPUBLICA DE COLOMBIA
S U P E R I N T E N D E N C I A D E V A L O R E S

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 16.964 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.03% Ordinarias 0.03% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 1.500,oo)

MONTO TOTAL TRASPASO:($ 25.446.000,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Fondo Crecimiento	860034443-6	81.407	0,14	64.443	0,11	Impresora del Sur S.A.	860.528.319-1	0	0,00	16.964	0,03

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Liquidación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos)
- comunicación del accionista
- titulos
- acta
- certificado de la Cámara de Comercio de Bogotá
- certificado de la Superintendencia de Valores

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

FILE No. 82-3437

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($ BOLSA FECHA
VALOR PATRIMONIAL CON VALOR ($ FECHA
RADICACION Y FECHA DE DILIGENCIAMIENTO
OBSERVACIONES:

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y OFERTAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 16.964 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.03% Ordinarias 0.03% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 1.500,oo)

MONTO TOTAL TRASPASO:($ 25.446.000,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Fondo Crecimiento	860034443-6	159.444	0,28	142.480	0,25	Asicol S.A.	860.513.601-9	0	0,00	16.964	0,03

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Liquidación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos)

- comunicación del accionista
- titulos
- acta
- certificado de la Cámara de Comercio de Bogotá
- certificado de la Superintendencia de Valores

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

OBSERVACIONES:

FILE No. 823437

02 JUL 22

Cali, June 07, 2002

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am advising that we have recorded in out Common Stockholders book of Corporación Financiera del Valle S.A., the transfer of 134.000 shares as a donation given to the Fundación Universidad del Norte.

The above stocks belonged to the Firm Surtidora de Gas del Caribe S.A. E.S.P.

The above registration was made pursuant to advise letter expressing the shareholder's will to make such donation, copy of public deed No. 0599 from Notary's Office Fifth of Cartagena, Statutory Auditor's certificate, Accountant certificate, copy of Minute No. 156 of Surtigas S.A. E.S.P., ICFES certificate and certificate of existence and representation legal issued by the Chamber of Commerce of Cartagena.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20026-528
Fecha : 12/06/2002 04:05:42 p.m.
Trámite : 202 REPORTE DE ENAJENAC
Actividad : 1 SOLICITUD / PRESENTAC
Dependencia: 210 Anexos : 1 C1 100195

Cali, 07 de junio de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de donación por 134.000 acciones de la Corporación, a favor de la Fundación Universidad del Norte.

Las acciones eran de propiedad de la sociedad Surtidora de Gas del Caribe S.A. E. S. P.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia de la escritura pública de donación No. 0599 de la Notaria Quinta de Cartagena, certificado del revisor fiscal, certificado del contador, copia del acta No. 156 de Surtigas S.A. E. S. P., certificado del Icfes y certificado de existencia y representación legal expedido por la Cámara de Comercio de Cartagena.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

COMO NOTARIO PRIMERO ENCARGADO
DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL
ORIGINAL DEL DOCUMENTO QUE HE TENIDO A
LA VISTA PARA SU COTEJO 18 JUL 2002
CALI.

MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

Licinio Galvez

FILE No. 823437

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 134.000 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.24% Ordinarias 0.20% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.931,72)

MONTO TOTAL TRASPASO:($ 794.850.480,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%			#	%	#	%
Surtidora de Gas del Caribe S.A.	890.400.869-9	349.948	0,62	215.948	0,38	Fundacion Universidad del Norte	890.101.681-2	1.053.035	1,86	1.187.035	2,09
E. S. P.											

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- comunicación del accionista
- escritura pública de donaciónNo. 0599 de la notaria quinta de Cartagena
- extracto de acta de la junta directiva de Surtidora de Gas del Caribe S.A. E. S. P
- certificado del revisor fiscal
- certificado del contador
- certificado del Icfes
- certificado de la camara de comercio de de Cartagena

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

02 JUL 22 AM 10:27

Cali, June 12, 2002

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am advising that we have recorded on the Non Voting Preferred Dividend Shareholders book of the Corporation the transfer of 4.859 shares as a fusion given to the Fondo Mutuo de Inversión de los Empleados de Almacenes Éxito S.A. y Didetexco S.A. – Fomexito.

The above stocks belonged to the Fondo Mutuo de Inversión de los Trabajadores de Cadenalco S.A. – Futuro.

The previous record was accomplished taking into account the shareholders´s communication letter, copy of public deed of fusion No. 943 from Notary´s Office Twenty-nine of Medellín, Statutory Auditor´s certificate, copy of resolution from Superintendencia de Valores and Minutes of the Extraordinary Assembly from Futuro and Fomexito.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20026-681
Fecha : 14/06/2002 15:17:16
Trámite : 202 REPORTE DE ENAJENACION D
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia : 210 Anexos : 1 MM 100351

Cali, 12 de junio de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud / Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Dividendo Preferencial y sin Derecho a Voto de la Corporación Financiera del Valle S.A., el traspaso con ocasión de fusión por 4.859 acciones de la Corporación, a favor del Fondo Mutuo de Inversión de los Empleados de Almacenes Exito S.A. y Didetexco S.A. –Fomexito-.

Las acciones eran de propiedad del Fondo Mutuo de Inversión de los Trabajadores de Cadenalco S.A. –Futuro-.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia de la escritura pública de fusión No. 943 de la notaria veintinueve de Medellín, certificado del revisor fiscal, copia de la resolución de autorización emitida por la Superintendencia de Valores y actas de asambleas extraordinarias de Futuro y Fomexito.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

COMO NOTARIO PRIMERO ENCARGADO
DEL CIRCULO DE CALI
C E R T I F I C O
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL
ORIGINAL DEL DOCUMENTO QUE HE TENIDO A
LA VISTA PARA LA CONFRONTACION
CALI, 18 JUL 2002
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

COPIA FIRMADA

Licinio Galvez

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BO[illegible]

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 4.859 Acciones Preferenciales

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.05% Preferenciales 0.01% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 6.218,99)

MONTO TOTAL TRASPASO:($ 30.218.072,41)

ENAJENANTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Futuro	800.164.223-1	4.859	0,05	0	0,00	Fomexito	800.199.132-0	0	0,00	4.859	0,05

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Fusión

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- comunicación del accionista
- escritura pública de fusión
- copia de la resolución de autorización No. 0082 de febrero 15 de 2002 de la Superintendencia de Valores
- certificado del revisor fiscal
- actas de Asambleas extraordinarias de Futuro y Fomexito

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA ($ BOLSA

[illegible]

FILE No. 82[illegible]37

FILE No. 823437

Cali, June 12, 2002

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am advising that we have recorded in out Common Stockholders book of Corporación Financiera del Valle S.A., the transfer of 70.000 shares as a donation given to the Fundación Universitaria Manuela Beltran.

The above stocks belonged to the Firm Gas Natural S.A. E.S.P.

The previous record was accomplished taking into account the shareholders´s communication letter, copy of public deed No. 1.361 from Notary´s Office Twenty-Six of Bogotá, Statutory Auditor´s certificate, ICFES certificate and certificate of existence and representation legal issued by the Chamber of Commerce of Bogotá.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20026-680
Fecha : 14/06/2002 15.15.39
Trámite : 202 REPORTE DE ENAJENACION D
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia : 210 Anexos : 1 MM 100350

Cali, 12 de junio de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de donación por 70.000 acciones de la Corporación, a favor de la Fundación Universitaria Manuela Beltran.

Las acciones eran de propiedad de la sociedad Gas Natural S.A. E. S. P.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia de la escritura pública de donación No. 1.361 de la notaria veintiséis de Bogotá, certificado del revisor fiscal, certificado del Icfes y certificado de existencia y representación legal expedido por la Cámara de Comercio de Bogotá.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

Licinio Galvez

COMO NOTARIO PRIMERO ENCARGADO
DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL
ORIGINAL DEL DOCUMENTO QUE HE TENIDO A
LA VISTA PARA LA CONFRONTACION
CALI, 18-JUL-2002
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 70.000 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.12% Ordinarias 0.10% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.931,72)

MONTO TOTAL TRASPASO:($ 415.220.400,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%			#	%	#	%
Gas Natural S.A. E. S. P.	800.007.813-5	70.000	0,12	0	0,00	Fundación Universitaria Manuela Beltran	860.517.647-5	0	0,00	70.000	0,12

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- comunicación del accionista
- escritura pública de donación
- certificado del revisor fiscal
- certificado del Icfes
- certificado de la cámara de comercio de Bogotá

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG

C.C. Ó NIT: 31.255.466

FILE NO. 82-3427

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

02 JUL 22 AM 10:27

Cali, June 24, 2002

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am advising that we have recorded in out Common Stockholders book of Corporación Financiera del Valle S.A., the transfer of 70.000 shares as a donation given to the Fundación Universitaria Manuela Beltran.

The above stocks belonged to the Firm Gas Natural del Oriente S.A. E.S.P.

The previous record was accomplished taking into account the shareholders´s communication letter, copy of public deed No. 947 from Notary´s Office First of Bucaramanga, Accountant certificate, ICFES certificate and certificate of existence and representation legal issued by the Chamber of Commerce of Bucaramanga.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20026-1272
Fecha : 25/06/2002 04:38:50 p.m.
Trámite : 202 REPORTE DE ENAJENAC
Actividad : 1 SOLICITUD / PRESENTAC
Dependencia 210 Anexos : 1 C1 100945

Cali, 24 de junio de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de donación por 70.000 acciones de la Corporación, a favor de la Fundación Universitaria Manuela Beltran.

Las acciones eran de propiedad de la sociedad Gas Natural del Oriente S.A. E.S.P.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia de la escritura pública de donación No. 947 de la notaria primera de Bucaramanga, certificado del contador, certificado del Icfes y certificado de existencia y representación legal expedido por la Cámara de Comercio de Bucaramanga.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

Licinio Galvez

COMO NOTARIO PRIMERO ENCARGADO
DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL
ORIGINAL DEL DOCUMENTO QUE HE TENIDO A
LA VISTA PARA 8 JUL 2002
CALI,
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

FILE No. 823437

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCU[redacted]**EN MERCADO SECUNDARIO**

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 70.000 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.12% Ordinarias 0.10% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.931,72)

MONTO TOTAL TRASPASO:($ 415.220.400,oo)

ENAJENANTE (S) [redacted] **ADQUIRIENTE (S)**

ENAJENANTE (S) NOMBRE	(C.C., NIT)	acciones antes del traspaso #	acciones antes del traspaso %	acciones después del traspaso #	acciones después del traspaso %	ADQUIRIENTE (S) NOMBRE	(C.C., NIT)	acciones antes del traspaso #	acciones antes del traspaso %	acciones después del traspaso #	acciones después del traspaso %
Gas Natural del Oriente S.A.	890.205.952-7	70.000	0,12	0	0,00	Fundación Universitaria	860.517.647-5	70.000	0,12	140.000	0,25
E.S.P.						Manuela Beltran					

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: **Donación**

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos)

- comunicación del accionista
- escritura pública de donación
- certificado del revisor fiscal
- certificado del Icfes
- certificado de la cámara de comercio de Bucaramanga

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG

C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) [redacted] FECHA

VALOR PATRIMONIAL CON VALOR ($) [redacted] FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO [redacted]

OBSERVACIONES: [redacted]

FILE No. 823437

02 JUL 22 AM 10:2

Cali, June 24, 2002

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am advising that we have recorded in out Common Stockholders book of Corporación Financiera del Valle S.A., the transfer of 6.000 shares as a donation given to the Universidad Autonoma de Manizales.

The above stocks belonged to the Firm Passiflora Colombiana S.A. Passicol.

The previous record was accomplished taking into account the shareholders´s communication letter, copy of public deed No. 1.742 from Notary´s Office Fourth of Manizales, Statutory Auditor´s certificate, ICFES certificate and certificate of existence and representation legal issued by the Chamber of Commerce of Manizales.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20026-1273
Fecha : 25/06/2002 04:39:33 p.m.
Trámite : 202 REPORTE DE ENAJENAC
Actividad : 1 SOLICITUD / PRESENTAC
Dependencia: 210 Anexos : 1 C1 100946

Cali, 24 de junio de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de donación por 6.000 acciones de la Corporación, a favor de la Universidad Autónoma de Manizales.

Las acciones eran de propiedad de la sociedad Passiflora Colombiana S.A. Passicol.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia de la escritura pública de donación No. 1.742 de la notaria cuarta de Manizales, certificado del revisor fiscal, certificado del Icfes y certificado de existencia y representación legal expedido por la Cámara de Comercio de Manizales.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

Licinio Galvez

COMO NOTARIO PRIMERO ENCARGADO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION.
CALI, 18 JUL 2002
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 8.000 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.01% Ordinarias 0.01% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.931,72)

MONTO TOTAL TRASPASO:($ 35.590.320,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Passiflora Colombiana S.A.	800.037.527-1	6.000	0,01	0	0,00	Universidad Autónoma de	890.805.051-0	0	0,00	6.000	0,01
Passicol						Manizales					

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos)

- comunicación del accionista
- copia de la escritura de donación
- certificado del revisor fiscal
- certificado de la cámara de comercio de manizales
- certificado del icfes

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG

C.C. Ó NIT: 31.255.466

FILE No. 82343

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 523487

EDICION ESPECIAL

Semana

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SOMOS LA BASE QUE REQUIEREN LOS GRANDES NEGOCIOS.

En el año 2001 Banca de Inversión de Corfivalle estuvo al frente de las más importantes transacciones financieras en Colombia por un valor de $412,000 millones distribuidos en más de 30 proyectos en las áreas de Mercado de Capitales, M&A, Finanzas Corporativas y Asesorías. De las operaciones realizadas en el año cabe destacar las siguientes:

CONCESIÓN VIAL ZIPAQUIRÁ-BUCARAMANGA. Estructuración y adjudicación de la concesión para la rehabilitación, mejoramiento, operación y mantenimiento de la vía. Primera concesión vial de tercera generación del país.

ALFA COMPAÑÍA DE SEGUROS. Estructuración y colocación de la emisión de bonos por $100,000 millones de pesos.

CARTONES DE AMÉRICA S.A. (CAME). Estructuración y colocación de un crédito sindicado en pesos ($25,175 millones) y en dólares (3.4 millones) con un plazo de 5 años.

PROMIGAS E.S.P. Primer Tramo. Estructuración y colocación de la emisión de bonos por $100,000 millones de pesos.

PROYECTO DE INFRAESTRUCTURA S.A. (PISA). Estructuración y colocación de la primera emisión de bonos por $20,000 millones de pesos.

TIBITOC. Estructuración y colocación de la segunda emisión de bonos por $38,000 millones de pesos.

ISAGEN. Plan financiero de largo plazo y asesoría a ISAGEN en sus planes de democratización accionaria.

VIGILADO SUPERINTENDENCIA BANCARIA

CORPORACION FINANCIERA DEL VALLE



ASEGURADORAS

Negocio estable

Pese a todo lo que pasó en 2001 las aseguradoras tuvieron un buen año. Pero las perspectivas para 2002 no se ven muy bien.

CUANDO SE HABLA DEL comportamiento de la industria aseguradora en Colombia es importante tener en cuenta el mayor grado de incertidumbre que sembró en el campo de los reaseguros lo ocurrido el 11 de septiembre en Estados Unidos. El terrorismo no solamente se ha convertido en punto clave de la nueva agenda internacional sino que ha puesto en alerta máxima a los grandes jugadores del negocio.

Si bien en Colombia no se presentaron mayores traumatismos en la industria aseguradora, prácticamente todas las compañías hicieron ajustes en sus planes de negocios y retocaron los términos contractuales a la hora de cubrir riesgos catastróficos, actos malintencionados de terceros y todas las formas de terrorismo. "*Después del 11 de septiembre la letra menuda se volvió importante y ahora aseguradores y asegurados se examinan con lupa*", comentó un experto conocedor del sector. Por consiguiente, hubo incrementos en los precios y un ajuste en la prelación de los riesgos por cubrir.



▲ **Para William Fadul, presidente de Fasecolda, los hechos de violencia tienen un efecto cada más concreto sobre el mercado de seguros**

Durante 2001 las ganancias de las compañías aseguradoras estuvieron en el orden de los 100.000 millones de pesos. Las cifras más grandes se dieron en el ramo de daños que, en su conjunto, creció un 26,4 por ciento respecto a 2000 (ver gráfica). Según la Federación de Aseguradores Colombianos, Fase-

CCC 7635740

FECHA: 12 DE JULIO DE 2002 HORA: 14:26:22:30 0020284916

EL SUSCRITO SECRETARIO DE LA CAMARA DE COMERCIO DE CALI

C E R T I F I C A :

NOMBRE:
CORPORACION FINANCIERA DEL VALLE S.A.

AFILIADO

DOMICILIO: CALI VALLE

DIRECCION NOTIFICACION JUDICIAL: CL. 10 No. 4 47 23

CIUDAD: CALI

MATRICULA NRO: 002642-04

C E R T I F I C A :

NIT No. 890,300,653 -6

C E R T I F I C A :

QUE EN LOS REGISTROS QUE SE LLEVAN EN ESTA CAMARA DE COMERCIO, FIGURAN INSCRITOS LOS SIGUIENTES DOCUMENTOS A NOMBRE DE: CORPORACION FINANCIERA DEL VALLE S.A.

C E R T I F I C A :

QUE POR ESCRITURA NRO: 1539 DEL 05 DE MARZO DEL ANO 1963 , NOTARIA PRIMERA CALI
INSCRITA EN LA CAMARA DE COMERCIO EL 13 DE MARZO DEL ANO 1963 BAJO EL NRO. 25509 DEL LIBRO IX, LA SOCIEDAD CAMBIO SU NOMBRE DE:
CORPORACION FINANCIERA DE FOMENTO INDUSTRIAL Y AGROPECUARIO
POR EL DE:
CORPORACION FINANCIERA DEL VALLE S.A.

C E R T I F I C A :

ESTATUTOS:

ESCRITURA No.	FECHA	NOTARIA	FECHA	No INS	LIBRO
5710	27-11-1961	01 CALI	01-12-1961	23265	
3144	15-05-1963	01 CALI	17-05-1963	25874	

2394	29-05-1965 01 CALI	01-06-1965 29766	
2478	20-06-1969 01 CALI	03-07-1969 38651	
1562	29-04-1970 01 CALI	19-05-1970 40670	
2096	03-06-1970 01 CALI	08-06-1970 40814	
1956	19-05-1971 01 CALI	27-05-1971 43219	
1407	10-05-1973 01 CALI	22-05-1973 04102	IX
1533	15-06-1976 01 CALI	05-07-1976 17691	IX
2770	30-09-1980 01 CALI	08-10-1980 41256	IX
2071	15-08-1984 01 CALI	17-08-1984 70335	IX
1665	11-06-1986 01 CALI	17-06-1986 85536	IX
1787	11-06-1991 01 CALI	13-06-1991 41200	IX
1365	07-05-1992 01 CALI	08-05-1992 52947	IX
3154	13-10-1992 01 CALI	16-10-1992 58621	IX
1287	22-04-1994 01 CALI	25-04-1994 76548	IX
3339	29-11-1996 01 CALI	06-12-1996 09083	IX
836	20-03-1998 01 CALI	25-03-1998 02044	IX
973	27-03-2001 01 CALI	24-04-2001 02695	IX
3143	26-09-2001 01 CALI	05-10-2001 06531	IX

C E R T I F I C A :

OBJETO SOCIAL: TENDRA POR OBJETO LA REALIZACION DE TODOS LOS ACTOS Y CONTRATOS AUTORIZADOS A ESTA CLASE DE ESTABLECIMIENTOS DE CREDITO POR EL DECRETO 1730 DE 1991, LA LEY 45 DE 1990 O AQUELLAS OTRAS DISPOSICIONES ESPECIALES O NORMAS QUE LOS SUSTITUYAN, MODIFIQUEN O ADICIONEN. EN DESARROLLO DEL OBJETO SOCIAL LA CORPORACION PODRA REALIZAR TODOS LOS ACTOS Y CONTRATOS NECESARIOS PARA LOGRAR SU FINALIDAD, COMO FOMENTAR EL AHORRO Y LA INVERSION PRIVADAS, DESARROLLAR EL MERCADO DE CAPITALES, PROMOVER LA ORGANIZACION Y REORGANIZACION DE EMPRESAS MANUFACTURERAS, AGROPECUARIAS, MINERAS, TURISTICAS Y OTROS SECTORES A LOS CUALES SE AUTORICE LA EXTENSION DE SUS SERVICIOS; OTORGAR CREDITOS A DICHAS EMPRESAS, SUSCRIBIR Y CONSERVAR ACCIONES O PARTES DE INTERES SOCIAL EN LAS MISMAS, ASI COMO PROPICIAR LA PARTICIPACION DE TERCEROS EN EL CAPITAL DE ELLAS, ENTENDIENDOSE ESTA ENUNCIACION DE ACTIVIDADES COMO MERO EJEMPLO, PUES LA EXTENSION DE LAS MISMAS ESTARA DADA POR LA LEY O NORMAS SOBRE LA MATERIA. IGUALMENTE PODRA PARTICIPAR EN EL CAPITAL DE SOCIEDADES DE SERVICIOS FINANCIEROS, TECNICOS O ADMINISTRATIVOS EN LOS TERMINOS INDICADOS EN LA LEY 45 DE 1990 O NORMAS POSTERIORES.

C E R T I F I C A :

ORGANOS DE DIRECCION Y ADMINISTRACION: A) LA ASAMBLEA GENERAL DE ACCIONISTAS; B) LA JUNTA DIRECTIVA Y LOS COMITES QUE ELLA ESTABLEZCA; C) LA PRESIDENCIA; D) LAS VICEPRESIDENCIAS EJECUTIVAS; E) LAS VICEPRESIDENCIAS; F) LOS DEMAS FUNCIONARIOS;

Y G) LOS ORGANISMOS QUE SEAN CREADOS POR LA JUNTA DIRECTIVA.

EL GOBIERNO, LA ADMINISTRACION Y REPRESENTACION DE LA CORPORACION ESTARAN A CARGO DEL PRESIDENTE, QUIEN ES REEMPLAZADO EN SUS FALTAS ABSOLUTAS, TEMPORALES O ACCIDENTALES POR UNO DE LOS VICEPRESIDENTES EJECUTIVOS Y A FALTA DE ESTOS, POR UNO CUALQUIERA DE LOS VICEPRESIDENTES DESIGNADOS POR LA JUNTA DIRECTIVA.

LA CORPORACION PODRA TENER UNO O MAS VICEPRESIDENTES EJECUTIVOS Y UNO O VARIOS VICEPRESIDENTES CUANDO LA JUNTA DIRECTIVA ESTIME CONVENIENTE LA CREACION DE TALES CARGOS.

FUNCIONES DEL PRESIDENTE DE LA CORPORACION, O DE QUIEN HAGA SUS VECES, LAS SIGUIENTES: A) REPRESENTAR A LA CORPORACION JUDICIAL O EXTRAJUDICIALMENTE Y USAR LA FIRMA SOCIAL; B)... C)... D)... E)... F) OTORGAR LOS PODERES NECESARIOS PARA LA INMEDIATA DEFENSA DE LOS INTERESES SOCIALES CUANDO LA CORPORACION SEA DEMANDADA E INFORMAR A LA JUNTA DIRECTIVA PARA QUE ESTA DECIDA LO DEFINITIVO ACERCA DEL NOMBRAMIENTO DEL APODERADO Y DE SUS FACULTADES; G) CUMPLIR Y HACER CUMPLIR LAS DECISIONES DE LA ASAMBLEA GENERAL DE ACCIONISTAS, DE LA JUNTA DIRECTIVA Y DE LOS COMITES QUE ESTA CREE Y VELAR POR QUE LOS EMPLEADOS Y DEMAS FUNCIONARIOS DE LA SOCIEDAD CUMPLAN OPORTUNAMENTE LOS DEBERES DE SU CARGO; H) CELEBRAR TODOS LOS CONTRATOS Y EJECUTAR TODOS LOS ACTOS QUE TIENDAN AL CUMPLIMIENTO DEL OBJETO SOCIAL; POR TANTO PODRA ENAJENAR A CUALQUIER TITULO LOS BIENES SOCIALES, MUEBLES E INMUEBLES Y DARLOS EN PRENDA O HIPOTECA, COMPARECER EN JUICIO, TRANSIGIR Y COMPROMETER LOS NEGOCIOS SOCIALES, DE CUALQUIER NATURALEZA QUE FUEREN; DESISTIR, INTERPONER TODO GENERO DE RECURSOS; RECIBIR EN MUTUO CUALQUIER CANTIDAD DE DINERO; HACER DEPOSITOS EN BANCOS Y AGENCIAS BANCARIAS; OTORGAR, GIRAR, ENDOSAR Y DESCONTAR PAGARES, LETRAS DE CAMBIO, CHEQUES, GIROS, LIBRANZAS Y DEMAS TITULOS VALORES, ASI COMO TENERLOS, COBRARLOS, PAGARLOS, DESCARGARLOS, ETC; DAR DINERO A TITULO DE MUTUO Y EN GENERAL LLEVAR LA REPRESENTACION EN TODOS LOS ACTOS NECESARIOS PARA EL DESARROLLO DEL OBJETO SOCIAL, DENTRO DE LAS FACULTADES QUE PARA TAL EFECTO LE SENALE LA JUNTA DIRECTIVA; I)... ; J)... K) EJERCER TODAS LAS FUNCIONES QUE LE DELEGUE LA JUNTA DIRECTIVA, LAS QUE LE CONFIEREN LAS LEYES Y LOS ESTATUTOS, Y AQUELLAS QUE POR LA NATURALEZA DE SU CARGO LE CORRESPONDEN, Y L) DELEGAR CON LA PREVIA AUTORIZACION DE LA JUNTA DIRECTIVA, ALGUNA O ALGUNAS DE SUS ATRIBUCIONES DELEGABLES EN UNO O EN VARIOS DE LOS FUNCIONARIOS O EMPLEADOS DE LA CORPORACION, TRANSITORIA O PERMANENTEMENTE. M) PRESENTAR A LA JUNTA DIRECTIVA Y VELAR POR SU PERMANENTE CUMPLIMIENTO, LAS MEDIDAS ESPECIFICAS RESPECTO DEL GOBIERNO DE LA SOCIEDAD, SU CONDUCTA Y SU INFORMACION, CON EL FIN DE ASEGURAR EL RESPECTO DE LOS DERECHOS DE QUIENES INVIERTAN EN SUS ACCIONES O EN CUALQUIER OTRO VALOR QUE EMITAN, LA ADECUADA ADMINISTRACION

DE SUS ASUNTOS Y EL CONOCOMIENTO PUBLICO DE SU GESTION. N) ASEGURAR EL RESPECTO DE LOS DERECHOS DE LOS ACCIONISTAS Y DEMAS INVERSIONISTAS EN VALORES, DE ACUERDO CON LOS PARAMETROS FIJADOS POR LOS ORGANOS DE CONTROL DEL MERCADO. N) SUMINISTRAR AL MERCADO INFORMACION OPORTUNA, COMPLETA Y VERAZ SOBRE SUS ESTADOS FINANCIEROS Y SOBRE SU COMPORTAMIENTO EMPRESARIAL Y ADMINISTRATIVO, SIN PERJUICIO DE LO ESTABLECIDO POR LOS ARTICULOS 23 Y 48 DE LA LEY 222 DE 1995. O) COMPILAR EN UN CODIGO DE BUEN GOBIERNO QUE SE PRESENTARA A LA JUNTA DIRECTIVA PARA SU APROBACION, TODAS LAS NORMAS Y MECANISMOS EXIGIDOS POR LA LEY, LOS REGLAMENTOS, LA ASAMBLEA GENERAL DE ACCIONISTAS, LOS ESTATUTOS, Y EN GENERAL LAS MEJORES PRACTICAS DE BUEN GOBIERNO CORPORATIVO. ESTE CODIGO DEBERA MANTENERSE PERMANENTEMENTE EN LAS INSTALACIONES DE LA CORPORACION A DISPOSICION DE LOS ACCIONISTAS E INVERSIONISTAS PARA SU CONSULTA.

FUNCIONES DE LA ASAMBLEA GENERAL DE ACCIONISTAS, ENTRE OTRAS: A) ELEGIR PARA PERIODOS DE DOS (2) ANOS, LOS NUEVE (9) DIRECTORES PRINCIPALES, QUE FORMARAN LA JUNTA DIRECTIVA, Y SUS RESPECTIVOS SUPLENTES PERSONALES Y REMOVERLOS LIBREMENTE; B) ELEGIR PARA PERIODOS DE DOS (2) ANOS AL REVISOR FISCAL Y A SU SUPLENTE, ASI COMO EL PERSONAL AUXILIAR DE ESTE QUE CONSIDERE CONVENIENTE Y REMOVERLOS LIBREMENTE; G) APROBAR LA INCORPORACION DE LA COMPANIA A OTRA SOCIEDAD DE LA MISMA INDOLE; H) AUTORIZAR LA INCORPORACION DE OTRA SOCIEDAD DE LA MISMA INDOLE A LA PRESENTE; I) APROBAR LAS REFORMAS ESTATUTARIAS, ASI COMO LA CONVERSION, LA ESCISION, LA ADQUISICION, LA FUSION Y LA CESION DE ACTIVOS, PASIVOS Y CONTRATOS DE QUE TRATA LA LEY 45 DE 1990, CON EL MISMO QUORUM EXIGIDO PARA REFORMAR LOS ESTATUTOS, INCLUIDO EL VOTO FAVORABLE DE LOS ACCIONISTAS CON DIVIDENDO PREFERENCIAL EN LA MAYORIA REQUERIDA EN LOS ESTATUTOS, EN LA LEY 27 DE 1990 Y SU DECRETO REGLAMENTARIO O LAS NORMAS QUE LO MODIFIQUEN O COMPLEMENTEN EN LOS CASOS EN QUE DEBAN PARTICIPAR EN LA VOTACION SEGUN LOS DERECHOS QUE LES CONFIERE LA LEY 27 DE 1990 A ESAS ACCIONES; J) ORDENAR LA EMISION DE BONOS OBLIGATORIAMENTE CONVERTIBLES EN ACCIONES DE LA CORPORACION; K) CREAR EL CARGO DE CONSULTOR PERMANENTE DE LA JUNTA DIRECTIVA CON LA FACULTAD DE ASISTIR A SUS REUNIONES, DEVENGANDO LOS MISMOS HONORARIOS FIJADOS A LA JUNTA DIRECTIVA; Y L) DIRIGIR LA MARCHA Y ORIENTACION GENERAL DE LOS NEGOCIOS; Y EJERCER LAS DEMAS FUNCIONES QUE LE SENALEN LOS ESTATUTOS Y LAS QUE NATURALMENTE LE COMPETEN COMO SUPREMA ENTIDAD DIRECTIVA DE LA CORPORACION.

LA JUNTA DIRECTIVA SE COMPONE DE NUEVE (9) MIEMBROS PRINCIPALES, QUE TENDRAN EL CARACTER DE PRIMERO, SEGUNDO, TERCERO, CUARTO, QUINTO, SEXTO, SEPTIMO OCTAVO Y NOVENO, SEGUN EL ORDEN DE SU ELECCION, TODOS ELLOS TENDRAN SUS RESPECTIVOS SUPLENTES PERSONALES.

FUNCIONES DE LA JUNTA DIRECTIVA, ENTRE OTRAS: A) NOMBRAR Y REMOVER LIBREMENTE AL PRESIDENTE Y A LOS VICEPRESIDENTES EJECUTIVOS DE LA CORPORACION Y SENALARLES SUS ASIGNACIONES; B) CREAR CUANDO LO JUZGUE CONVENIENTE, LOS CARGOS DE VICEPRESIDENTE, SENALARLES SUS FUNCIONES NOMBRAR Y REMOVER LIBREMENTE A LAS PERSONAS QUE DEBAN DESEMPENARLOS Y FIJARLES LAS ASIGNACIONES RESPECTIVAS; C) CREAR COMITES PARA QUE ESTUDIEN Y DECIDAN SOBRE ASUNTOS DETERMINADOS ASI COMO INVESTIRLOS DE LAS ATRIBUCIONES QUE A BIEN TENGA, DENTRO DE LAS QUE A ELLOS CORRESPONDEN Y SENALAR LA REMUNERACION DE SUS INTEGRANTES. ESTOS COMITES DE CARACTER PERMANENTE O TEMPORAL PODRAN ESTAR CONFORMADOS POR MIEMBROS DE LA JUNTA DIRECTIVA Y/O POR MIEMBROS EXTERNOS. EL PRESIDENTE DE LA JUNTA DIRECTIVA SERA INTEGRANTE POR DERECHO PROPIO DE TODOS LOS COMITES QUE SE CREEN; D) DECRETAR EL ESTABLECIMIENTO Y LA SUPRESION DE SUCURSALES DENTRO DEL TERRITORIO NACIONAL O FUERA DE EL, PREVIO EL CUMPLIMIENTO DE LOS REQUISITOS ESTABLECIDOS EN LA LEY; Y SENALAR LOS PODERES Y ATRIBUCIONES DEL ADMINISTRADOR Y DEL COMITE ASESOR DE ESTE, SI JUZGA CONVENIENTE CREAR EL COMITE, ASI COMO REGLAMENTAR EL FUNCIONAMIENTO DE CADA SUCURSAL. ASI MISMO ORDENAR LA APERTURA O SUPRESION DE AGENCIAS O DEPENDENCIAS DE LA CORPORACION EN CUALQUIER LUGAR; I) AUTORIZAR LA CONTRATACION DE EMPRESTITOS NACIONALES O EXTRANJEROS Y LA EMISION DE BONOS, SENALANDO EL MONTO DE LOS MISMOS, EL VALOR NOMINAL DE CADA BONO, EL LUGAR Y FORMA DE PAGO, EL SISTEMA DE AMORTIZACION Y LAS DEMAS CONDICIONES DE EMISION; K) CUMPLIR Y HACER CUMPLIR LAS DECISIONES DE LA ASAMBLEA GENERAL Y LAS SUYAS PROPIAS; Y SERVIR DE ORGANO CONSULTIVO PERMANENTE DEL PRESIDENTE DE LA CORPORACION; L) AUTORIZAR AL PRESIDENTE DE LA CORPORACION PARA GRAVAR, HIPOTECAR O DAR EN PRENDA LOS BIENES RAICES O MUEBLES DE LA SOCIEDAD; M) DECIDIR SI LAS DIFERENCIAS QUE OCURRAN CON MOTIVO DEL EJERCICIO SOCIAL SE COMPROMETEN O TRANSIGEN; Y, AUTORIZAR AL PRESIDENTE DE LA COMPANIA PARA LA CELEBRACION DE TALES CONTRATOS Y LA REALIZACION DE LOS ACTOS QUE ELLOS IMPLIQUEN. CUANDO HAYA DIFERENCIAS ENTRE LA CORPORACION Y UNO DE SUS ACCIONISTAS CON MOTIVO DEL CONTRATO SOCIAL, NOMBRAR EL ARBITRO O ARBITROS QUE AQUELLA DEBE DESIGNAR Y EL APODERADO QUE LA DEBE REPRESENTAR ANTE EL TRIBUNAL DE ARBITRAMENTO; N) FACULTAR AL PRESIDENTE DE LA CORPORACION PARA QUE CELEBRE TODO ACTO O CONTRATO, DISTINTO DE LOS INDICADOS EN LOS LITERALES ANTERIORES. NO OBSTANTE, LA JUNTA DIRECTIVA PODRA FACULTAR AL PRESIDENTE PARA QUE CELEBRE LIBREMENTE ACTOS O CONTRATOS EN LAS CUANTIAS QUE ESTIME CONVENIENTES; N) EJERCER TODAS LAS DEMAS FUNCIONES SENALADAS EN LOS ESTATUTOS Y LAS NECESARIAS O CONVENIENTES PARA EL CUMPLIDO MANEJO DE LOS NEGOCIOS SOCIALES Y EL DE LAS EMPRESAS EN QUE TOME INTERES, PUES EN LA JUNTA DIRECTIVA SE ENTIENDE DELEGADO EL MAS AMPLIO MANDATO PARA HACER, EJECUTAR O CELEBRAR ASI COMO PARA CONTROLAR EL CUMPLIMIENTO DE TODO ACTO, O CONTRATO COMPRENDIDO EXPRESA O

LEGALMENTE DENTRO DEL OBJETO SOCIAL, TAL COMO LO DEFINE EL ARTICULO 3o. DE ESTOS ESTATUTOS Y NO ATRIBUIDO EXPRESAMENTE A LA ASAMBLEA GENERAL DE ACCIONISTAS; O) AUTORIZAR AL PRESIDENTE PARA QUE EN FORMA PERMANENTE O TRANSITORIA, DELEGUE ALGUNA O ALGUNAS DE SUS ATRIBUCIONES Y FUNCIONES EN UNO O VARIOS DE LOS FUNCIONARIOS O EMPLEADOS DE LA CORPORACION. P. ADOPTAR LAS MEDIDAS ESPECIFICAS RESPECTO DEL GOBIERNO DE LA SOCIEDAD, SU CONDUCTA Y SU INFORMACION, CON EL FIN DE ASEGURAR EL RESPETO DE LOS DERECHOS DE QUIENES INVIERTAN EN SUS ACCIONES O EN CUALQUIER OTRO VALOR QUE EMITAN, LA ADECUADA ADMINISTRACION DE SUS ASUNTOS Y EL CONOCIMIENTO PUBLICO DE SU GESTION. Q) VELAR POR EL RESPETO A LOS DERECHOS DE TODOS SUS ACCIONISTAS Y DEMAS INVERSIONISTAS EN VALORES, DE ACUERDO CON LOS PARAMETROS FIJADOS POR LOS ORGANOS DE REGULACION DEL MERCADO. R) APROBAR UN CODIGO DE BUEN GOBIERNO QUE CONTENDRA TODAS LAS NORMAS, POLITICAS Y MECANISMOS EXIGIDOS POR LA LEY, LOS REGLAMENTOS, LA ASAMBLEA GENERAL DE ACCIONISTAS, LOS ESTATUTOS, Y EN GENERAL LAS MEJORES PRACTICAS DE BUEN GOBIERNO CORPORATIVO.

LA CORPORACION TENDRA UN REVISOR FISCAL NOMBRADO POR LA ASAMBLEA GENERAL PARA UN PERIODO IGUAL AL DE LA JUNTA DIRECTIVA, PUDIENDO SER REELEGIDO INDEFINIDAMENTE Y REMOVIDO LIBREMENTE EN CUALQUIER TIEMPO.

C E R T I F I C A :

NOMBRAMIENTOS:
DOCUMENTO: ACTA NRO: 1181
FECHA: 1991/12/02
ORIGEN: JUNTA DIRECTIVA
FECHA INSCRIPCION: 1992/05/08 NRO. 52971 LIBRO: 09

DOCUMENTO: ACTA NRO: 1230
FECHA: 1993/05/17
ORIGEN: JUNTA DIRECTIVA
FECHA INSCRIPCION: 1994/10/10 NRO. 81677 LIBRO: 09

DOCUMENTO: ACTA NRO: 1305
FECHA: 1996/01/15
ORIGEN: JUNTA DIRECTIVA
FECHA INSCRIPCION: 1996/06/05 NRO. 04348 LIBRO: 09

DOCUMENTO: ACTA NRO: 1366
FECHA: 1997/12/22
ORIGEN: JUNTA DIRECTIVA
FECHA INSCRIPCION: 1998/11/05 NRO. 07615 LIBRO: 09

DOCUMENTO: ACTA NRO: 1388
FECHA: 1998/10/19

ORIGEN: JUNTA DIRECTIVA
FECHA INSCRIPCION: 1999/07/16 NRO. 04869 LIBRO: 09

DOCUMENTO: ACTA NRO: 1395
FECHA: 1999/01/18
ORIGEN: JUNTA DIRECTIVA
FECHA INSCRIPCION: 1999/07/16 NRO. 04870 LIBRO: 09

DOCUMENTO: ACTA NRO: 1401
FECHA: 1999/04/12
ORIGEN: JUNTA DIRECTIVA
FECHA INSCRIPCION: 1999/07/16 NRO. 04872 LIBRO: 09

DOCUMENTO: ACTA NRO: 1404
FECHA: 1999/05/31
ORIGEN: JUNTA DIRECTIVA
FECHA INSCRIPCION: 1999/07/16 NRO. 04873 LIBRO: 09

DOCUMENTO: ACTA NRO: 1433
FECHA: 2000/08/08
ORIGEN: JUNTA DIRECTIVA
FECHA INSCRIPCION: 2001/02/14 NRO. 00971 LIBRO: 09

FUERON NOMBRADOS:

PRESIDENTE

VICEPRESIDENTE

VICEPRESIDENTE

VICEPRESIDENTE EJECUTIVO COMERCIAL

VICEPRESIDENTE EJECUTIVO BANCA ESPECIAL

VICEPRESIDENTE DE RIESGOS

VICEPRESIDENTE EJECUTIVO

VICEPRESIDENTE ADMINISTRATIVO

VICEPRESIDENTE EJECUTIVO DE SERVICIOS FINANCIEROS

VICEPRESIDENTE ADMINISTRATIVO Y DE RECURSOS HUMANOS

VICEPRESIDENTE EJECUTIVO DE BANCA DE INVERSION

C E R T I F I C A :

DOCUMENTO: ACTA NRO. 053
FECHA: 2002/03/22
ORIGEN: ASAMBLEA GENERAL DE ACCIONISTAS
FECHA INSCRIPCION: 2002/07/11 NRO. 13207 LIBRO: 09

FUERON NOMBRADOS:

JUNTA DIRECTIVA

PRINCIPALES	SUPLENTES
ALEJANDRO FIGUEROA JARAMILLO C.C. 8,228,877	HERNAN RINCON GOMEZ C.C. 2,905,343
EFRAIN OTERO ALVAREZ C.C. 14,961,168	----------
CARLOS ARCESIO PAZ BAUTISTA C.C. 14,962,772	----
MARIO SCARPETTA GNECCO C.C. 16,622,150	LILLY SCARPETTA GNECCO C.C. 31,239,052
IVAN FELIPE MEJIA CABAL C.C. 17,185,193	CONSUELO SCARPETTA GNECCO C.C. 22,393,561
ROBERTO PIZARRO MONDRAGON C.C. 19,125,790	CARLOS ALBERTO GONZALEZ ARBOLEDA C.C. 10,097,648
ARIOSTO MANRIQUE HERRERA	----------------------------
SANTIAGO MADRINAN DE LA TORRE C.C. 2,904,071	----------------------------
JORGE HERRERA BARONA C.C. 10,719	ALVARO CORREA HOLGUIN C.C. 2,528,039

CCC 7635744

C E R T I F I C A :

DOCUMENTO: ACTA NRO: 047
FECHA: 1999/03/26
ORIGEN: ASAMBLEA GENERAL DE ACCIONISTAS
FECHA INSCRIPCION: 1999/06/11 NRO. 04002 LIBRO: 09

FUERON NOMBRADOS:

ARTHUR ANDERSEN & CIA. LTDA
NIT 860,039,453
REVISOR FISCAL

C E R T I F I C A :

DOCUMENTO: DCTO. PRIVADO NRO: S/N
FECHA: 1999/11/05
FECHA INSCRIPCION: 1999/11/05 NRO. 07442 LIBRO: 09

LA FIRMA ARTHUR ANDERSEN & CIA. LTDA.
NOMBRO A:

CESAR AUGUSTO SALCEDO
C.C. 16,775,935
REVISOR FISCAL SUPLENTE

C E R T I F I C A :

DOCUMENTO: DCTO. PRIVADO NRO: S/N
FECHA: 2001/03/26
FECHA INSCRIPCION: 2001/03/26 NRO. 01936 LIBRO: 09

LA FIRMA ARTHUR ANDERSEN & CIA. LTDA
NOMBRO A:

OSCAR DARIO MORALES RIVERA
C.C. 16,204,082
REVISOR FISCAL PRINCIPAL

C E R T I F I C A :

C E R T I F I C A :

QUE EL 27 DE MAYO DE 1993 BAJO EL NRO. 66540 DEL LIBRO IX, SE INSCRIBIO EN LA CAMARA DE COMERCIO EL ACTA NRO. 01 DE MAYO 4 DE 1993, MEDIANTE LA CUAL LA ASAMBLEA GENERAL DE ACCIONISTAS CON DIVIDENDO PREFERENCIAL Y SIN DERECHO DE VOTO DE LA CORPORACION FINANCIERA DEL VALLE S.A. RESUELVE: DESIGNAR A CITITRUST COLOMBIA S.A. SOCIEDAD FIDUCIARIA COMO REPRESENTANTE DE LOS ACCIONISTAS CON DIVIDENDO PREFERENCIAL Y SIN DERECHO DE VOTO.

C E R T I F I C A :

CAPITAL:	NRO. DE ACCIONES	VALOR NOMINAL
AUTORIZADO		
$800,000,000.00	80,000,000	$10.00
SUSCRITO		
$660,243,470.00	66,024,347	$10.00
PAGADO		
$660,243,470.00	66,024,347	$10.00

C E R T I F I C A :

QUE EL 5 DE AGOSTO DE 1996 BAJO EL No. 5840 DEL LIBRO IX, SE INSCRIBIO EN LA CAMARA DE COMERCIO UN DOCUMENTO PRIVADO DE FECHA AGOSTO 1 DE 1996, EN EL CUAL CONSTA LA SITUACION DE CONTROL EJERCIDA POR LA CORPORACION FINANCIERA DEL VALLE S.A.:

MATRIZ : CORPORACION FINANCIERA DEL VALLE S.A.
DOMICILIO : CALI

SUBORDINADA : C.I. VALLE TRADE S.A.
DOMICILIO : CALI
NACIONALIDAD : COLOMBIANA
ACTIVIDAD PRINCIPAL: COMERCIALIZACION Y PROMOCION DE PRODUCTOS COLOMBIANOS EN EL EXTERIOR.
PRESUPUESTO DE CONTROL: LA CORPORACION POSEE EN C.I. VALLE TRADE S.A. MAS DEL 50% DEL CAPITAL SUSCRITO Y PAGADO.

SUBORDINADA : COFIVALLE FINANCE (BAHAMAS) LIMITED
DOMICILIO : NASSAU (BAHAMAS)
NACIONALIDAD : BAHAMAS
ACTIVIDAD PRINCIPAL: ENTIDAD BANCARIA ESTABLECIDA PARA OFRECER SERVICIOS DE BANCA PRIVADA EN MONEDA EXTRANJERA, CREDITOS Y

OPERACIONES DE LEASING INTERNACIONAL DE ACUERDO CON LAS NORMAS DEL MANCOMUNADO DE BAHAMAS Y LA REPUBLICA DE COLOMBIA.
PRESUPUESTO DE CONTROL: LA CORPORACION POSEE EN COFIVALLE FINANCE BAHAMAS MAS DEL 50% DEL CAPITAL SUSCRITO Y PAGADO.

SUBORDINADA : COMPANIA AGROPECUARIA E INDUSTRIAL PAJONALES S.A.
DOMICILIO : IBAGUE
NACIONALIDAD : COLOMBIANA
ACTIVIDAD PRINCIPAL: EXPLOTAR INDUSTRIALMENTE LA AGRICULTURA, LA GANADERIA Y LA SILVICULTURA.
PRESUPUESTO DE CONTROL: LA CORPORACION POSEE EN COMPANIA AGROPECUARIA E INDUSTRIAL PAJONALES S.A. MAS DEL 50% DEL CAPITAL SUSCRITO Y PAGADO.

SUBORDINADA : LEASING DEL VALLE S.A. COMPANIA DE FINANCIAMIENTO COMERCIAL
DOMICILIO : CALI
NACIONALIDAD : COLOMBIANA
ACTIVIDAD PRINCIPAL: REALIZACION DE OPERACIONES DE ARRENDAMIENTO FINANCIERA O LEASING.
PRESUPUESTO DE CONTROL: LA CORPORACION POSEE EN LEASING DEL VALLE S.A. MAS DEL 50% DEL CAPITAL SUSCRITO Y PAGADO.

SUBORDINADA : MAVALLE LTDA
DOMICILIO : BOGOTA
NACIONALIDAD : COLOMBIANA
ACTIVIDAD PRINCIPAL: PROMOCION, CREACION TRANSFORMACION DE EMPRESAS, CONSTITUCION Y PARTICIPACION DE SOCIEDADES.
PRESUPUESTO DE CONTROL: LA CORPORACION POSEE EN MAVALLE LTDA MAS DEL 50% DEL CAPITAL SUSCRITO Y PAGADO.

SUBORDINADA : MOLINO PAJONALES S.A.
DOMICILIO : LERIDA
NACIONALIDAD : COLOMBIANA
ACTIVIDAD PRINCIPAL: EXPLOTACION DE LA INDUSTRIA MOLINERA PARA LA ELABORACION Y VENTA DE LOS PRODUCTOS Y SUBPRODUCTOS DERIVADOS DEL ARROZ.
PRESUPUESTO DE CONTROL: LA CORPORACION POSEE EN MOLINOS PAJONALES S.A. MAS DEL 50% DEL CAPITAL SUSCRITO Y PAGADO.

SUBORDINADA : DESMOTADORA DEL NORTE DEL TOLIMA S.A.
DOMICILIO : AMBALEMA
NACIONALIDAD : COLOMBIANA
ACTIVIDAD PRINCIPAL: LA EXPLOTACION DE PLANTAS, MAQUINARIA Y EQUIPO PARA EL DESMOTE DE SEMILLAS DE ALGODON.
PRESUPUESTO DE CONTROL: LA CORPORACION POSEE EN DESMORADORA DEL NORTE DEL TOLIMA S.A. MAS DEL 50% DEL CAPITAL SUSCRITO Y PAGADO.
Y EXPLOTACION DE HOTELES.
PRESUPUESTO DE CONTROL: LA CORPORACION POSEE EN HOTELES ESTELAR

S.A. MAS DEL 50% DEL CAPITAL SUSCRITO Y PAGADO.

SUBORDINADA : HOTELES ESTELAR S.A.
DOMICILIO : CALI
NACIONALIDAD : COLOMBIANA
ACTIVIDAD PRINCIPAL: LA PROMOCION, CONSTRUCCION, ADMINISTRACION Y EXPLOTACION DE HOTELES.
PRESUPUESTO DE CONTROL: LA CORPORACION POSEE EN HOTELES ESTELAR S.A MAS DEL 50% DEL CAPITAL SUSCRITO Y PAGADO.

SUBORDINADA : COMPANIA DE INVERSIONES DEL VALLE LTDA
DOMICILIO : CALI
NACIONALIDAD : COLOMBIANA
AGRICOLAS, GANADERAS, FORESTALES, AGROINDUSTRIALES, DE CONSTRUCCION, INMOBILIARIAS, COMERCIALES E INDUSTRIALES.
PRESUPUESTO DE CONTROL: LA CORPORACION POSEE EN COMPANIA DE INVERSIONES DEL VALLE LTDA MAS DEL 94% DEL CAPITAL SUSCRITO Y PAGADO.

SUBORDINADA : APEX S.A.
DOMICILIO : CALI
NACIONALIDAD : COLOMBIANA
ACTIVIDAD PRINCIPAL: ADQUIRIR Y ADMINISTRAR ACCIONES O CUOTAS O PARTES DE INTERES SOCIAL EN CUALQUIER CLASE DE COMPANIAS INDUSTRIALES, COMERCIALES, DE SERVICIOS, INSTITUCIONES FINANCIERAS, SOCIEDADES DE SERVICIOS FINANCIEROS DE QUE TRATA LA LEY 45 DE 1990.
PRESUPUESTO DE CONTROL: LA CORPORACION POSEE EN APEX S.A. MAS DEL 50% DEL CAPITAL SUSCRITO Y PAGADO.

SUBORDINADA : CASA DE BOLSA S.A.
DOMICILIO : CALI
NACIONALIDAD : COLOMBIANA
ACTIVIDAD PRINCIPAL: DESARROLLO DEL CONTRATO DE COMISION PARA LA COMPRA Y VENTA DE VALORES.
PRESUPUESTO DE CONTROL: LA CORPORACION POR INTERMEDIO DE SU FILIAL APEX S.A. EN CONJUNTO CON SU PARTICIPACION DIRECTA, POSEE MAS DEL 50% DEL CAPITAL SUSCRITO Y PAGADO DE CASA DE BOLSA S.A.

SUBORDINADA : FIDUCIARIA DEL VALLE S.A.-FIDUVALLE S.A.
DOMICILIO : CALI
NACIONALIDAD : COLOMBIANA
ACTIVIDAD PRINCIPAL: REALIZACION DE OPERACIONES DE ARRENDAMIENTO FINANCIERO O LEASING.
PRESUPUESTO DE CONTROL: LA CORPORACION POR INTERMEDIO DE SU FILIAL APEX S.A. EN CONJUNTO CON SU PARTICIPACION DIRECTA POSEE MAS DEL 50% DEL CAPITAL SUSCRITO Y PAGADO.

SUBORDINADA : TEXTILES EL CEDRO S.A.
DOMICILIO : CALI

NACIONALIDAD : COLOMBIANA
ACTIVIDAD PRINCIPAL: PRODUCCION, EXPORTACION E IMPORTACION DE TELAS, TEJIDOS Y TEXTILES DE TODA CLASE.
PRESUPUESTO DE CONTROL: LA CORPORACION POSEE EN TEXTILES EL CEDRO S.A. MAS DEL 50% DEL CAPITAL SUSCRITO Y PAGADO.

SUBORDINADA : PRODUCTORA DE HILADOS Y TEJIDOS UNICA S.A.
DOMICILIO : MANIZALES
NACIONALIDAD : COLOMBIANA
ACTIVIDAD PRINCIPAL: PRODUCCION Y COMERCIALIZACION DE TODA CLASE DE TRILADOS, TEJIDOS Y PRENDAS DE VESTIR.
PRESUPUESTO DE CONTROL: LA CORPORACION POSEE EN PRODUCTORA DE HILADOS Y TEJIDOS UNICA S.A. MAS DEL 50% DEL CAPITAL SUSCRITO Y PAGADO.

SUBORDINADA : COMERCIAL TUMACO S.A. (EN LIQUIDACION).
DOMICILIO : CALI
NACIONALIDAD : COLOMBIANA
ACTIVIDAD PRINCIPAL: INVERSIONES EN BIENES RAICES Y OTROS.
PRESUPUESTO DE CONTROL: LA CORPORACION POSEE EN COMERCIAL TUMACO S.A. MAS DEL 50% DEL CAPITAL SUSCRITO Y PAGADO.

SUBORDINADA : VALLE BURSATILES S.A.
DOMICILIO : CALI
NACIONALIDAD : COLOMBIANA
ACTIVIDAD PRINCIPAL: CONTRATOS DE COMISION A TRAVES DE LAS BOLSAS DE PRODUCTOS AGROPECUARIOS.
PRESUPUESTO DE CONTROL: LA CORPORACION POR INTERMEDIO DE SUS FILIALES COMPANIA AGROPECUARIA E INDUSTRIAL PAJONALES S.A., MOLINO PAJONALES S.A., Y DESMONTADORA DEL NORTE DEL TOLIMA S.A., EN CONJUNTO CON SU PARTICIPACION DIRECTA POSEE EN VALLE BURSATILES S.A. MAS DEL 50% DEL CAPITAL SUSCRITO Y PAGADO.

C E R T I F I C A :

QUE EL 11 DE FEBRERO DE 1997 BAJO EL No. 1022 DEL LIBRO IX, SE INSCRIBIO EN LA CAMARA DE COMERCIO UN DOCUMENTO PRIVADO DE FECHA ENERO 23 DE 1997, EN EL CUAL CONSTA LA SITUACION DE CONTROL EJERCIDA POR LA CORPORACION FINANCIERA DEL VALLE S.A.:

MATRIZ : CORPORACION FINANCIERA DEL VALLE S.A.
DOMICILIO : CALI

SUBORDINADA : AGREX S.A.
DOMICILIO : POPAYAN
NACIONALIDAD : COLOMBIANA
ACTIVIDAD PRINCIPAL: PROMOCION Y/O EJECUCION DIRECTA Y EL DESARROLLO DE INVERSIONES EN ACTIVIDADES Y EMPRESAS AGRICOLAS Y GANADERAS, EN EMPRESAS COMERCIALES E INDUSTRIALES DE

TRANSFORMACION Y EN EMPRESAS DE EXPORTACION, CONCRETAMENTE LAS SIGUIENTES: A) LA ACTIVIDAD AGROPECUARIA EN TODAS SUS RAMAS Y MANIFESTACIONES; B) LA FABRICACION, DISTRIBUCION Y VENTA DE COMESTIBLES Y BEBIDAS. D) EL TRANSPORTE DE TODA CLASE DE MERCANCIAS. E) LA COMPRAVENTA DE VEHICULOS AUTOMOTORES, MAQUINARIA AGRICOLA E INDUSTRIAL Y DE REPUESTOS, PARTES Y ACCESORIOS PARA LAS MISMAS. F) LA FABRICACION Y TRANSFORMACION DE PRODUCTOS METALMECANICOS Y LA COMPRAVENTA DE LOS MISMOS, LA IMPORTACION, DISTRIBUCION, VENTA Y EXPORTACION DE PRODUCTOS AGROPECUARIOS O DE CUALQUIER TIPO. H) LA INTERVENCION COMO SOCIO O ACCIONISTA EN LA CONSTITUCION DE SOCIEDADES COMERCIALES CON OBJETO SOCIAL IGUAL O COMPLEMENTARIO DE UNA CUALQUIERA DE LAS ANTERIORES ACTIVIDADES. I) EL MONTAJE Y EXPLOTACION DE EMPRESAS COMERCIALES E INDUSTRIALES DE TRANSFORMACION Y DE ESTABLECIMIENTOS DE COMERCIO.

PRESUPUESTO DE CONTROL: LA CORPORACION FINANCIERA DEL VALLE S.A. POSEE EN AGREX S.A. MAS DEL CINCUENTA POR CIENTO (50%) DEL CAPITAL SUSCRITO Y PAGADO, DE CONFORMIDAD CON LO ESTABLECIDO EN EL ORDINAL 1o. DEL ARTICULO 261 DEL CODIGO DE COMERCIO.

C E R T I F I C A:

QUE EL 07 DE MARZO DEL AÑO 2000 BAJO EL NRO. 1596 DEL LIBRO IX, SE INSCRIBIO EN LA CAMARA DE COMERCIO UN DOCUMENTO PRIVADO DE FECHA MARZO 06 DEL AÑO 2000, EN EL CUAL CONSTA LA SITUACION DE CONTROL EJERCIDA POR LA CORPORACION FINANCIERA DEL VALLE S.A.:

MATRIZ : CORPORACION FINANCIERA DEL VALLE S.A.
DOMICILIO : CALI

SUBORDINADA : PROYECTOS DE ENERGIA S.A.
DOMICILIO : CALI
NACIONALIDAD : COLOMBIANA
ACTIVIDAD PRINCIPAL: INVERSION EN SOCIEDADES Y DESARROLLO DE PROYECTOS DE ENERGIA ELECTRICA, LA CONSTRUCCION DE OBRAS PUBLICAS Y PRIVADAS BAJO CUALQUIER OTRO SISTEMA DISTINTO DE LA CONCESION; LA INVERSION Y PROMOCION DE SOCIEDADES AGRICOLAS, GANADERAS, FORESTALES, AGROINDUSTRIALES, DE CONSTRUCCION, INMOBILIARIAS, COMERCIALES E INDUSTRIALES, FIDUCIARIAS, COMISIONISTAS DE BOLSA Y ADMINISTRADORAS DE FONDOS DE PENSIONES Y CESANTIAS.

PRESUPUESTO DE CONTROL: LA CORPORACION POSEE EN PROYECTOS DE ENERGIA S.A. PESA MAS DEL 50% DEL CAPITAL SUSCRITO Y PAGADO.

SUBORDINADA : BETANIA GEN INC.
DOMICILIO : NASSAU (BAHAMAS)

NACIONALIDAD : BAHAMAS
ACTIVIDAD PRINCIPAL: PARTICIPAR EN CUALQUIER ACTIVIDAD QUE NO SE ENCUENTRE PROHIBIDA BAJO LAS LEYES DE LAS BAHAMAS Y PARTICIPAR EN COMPANIAS HIDROELECTRICAS ESTABLECIDAS EN COLOMBIA.

PRESUPUESTO DE CONTROL: LA CORPORACION POSEE EN BETANIA GEN INC. MAS DEL 50% DEL CAPITAL SUSCRITO Y PAGADO.

SUBORDINADA : CFV ENERGY CORPORATION
DOMICILIO : NASSAU (BAHAMAS)
NACIONALIDAD : BAHAMAS
ACTIVIDAD PRINCIPAL: PARTICIPAR EN CUALQUIER ACTIVIDAD QUE NO SE ENCUENTRE PROHIBIDA BAJO LAS LEYES DE LAS BAHAMAS Y PARTICIPAR EN COMPANIAS HIDROELECTRICAS ESTABLECIDAS EN COLOMBIA.

PRESUPUESTO DE CONTROL: LA CORPORACION POSEE EN CFV ENERGY CORPORATION MAS DEL 50% DEL CAPITAL SUSCRITO Y PAGADO.

C E R T I F I C A :

QUE A SU NOMBRE FIGURA MATRICULADO EN LA CAMARA DE COMERCIO BAJO EL NRO.027284-02 UN ESTABLECIMIENTO DE COMERCIO DENOMINADO:
CORPORACION FINANCIERA DEL VALLE
UBICADO EN LA:
CL. 10 No. 4 47
DE CALI
Y RENOVO POR EL ANO 2002.

C E R T I F I C A :

QUE A SU NOMBRE FIGURA MATRICULADO EN LA CAMARA DE COMERCIO BAJO EL NRO.104462-02 UN ESTABLECIMIENTO DE COMERCIO DENOMINADO:
CORPORACION FINANCIERA DEL VALLE
UBICADO EN LA:
CL.5 LC.215 UNICENTRO
DE CALI
Y RENOVO POR EL ANO 2002.

C E R T I F I C A :

QUE A SU NOMBRE FIGURA MATRICULADO EN LA CAMARA DE COMERCIO BAJO EL NRO.126979-02 UN ESTABLECIMIENTO DE COMERCIO DENOMINADO:
CORPORACION FINANCIERA DEL VALLE
UBICADO EN LA:
C/CIAL PASARELA L.156 B
DE CALI
Y RENOVO POR EL ANO 2002.

C E R T I F I C A :

C E R T I F I C A :

RENOVACION MATRICULA: QUE LA SOCIEDAD EFECTUO LA RENOVACION DE SU MATRICULA MERCANTIL EL 12 DE MARZO DE 2002.

C E R T I F I C A :

QUE NO FIGURAN OTRAS INSCRIPCIONES QUE MODIFIQUEN TOTAL O PARCIALMENTE EL PRESENTE CERTIFICADO

LOS ACTOS DE REGISTRO QUEDAN EN FIRME CINCO (5) DIAS HABILES DESPUES DE LA FECHA DE SU INSCRIPCION, SIEMPRE Y CUANDO, DENTRO DE DICHO TERMINO NO SEAN OBJETO DE RECURSOS EN LA VIA GUBERNATIVA.

DE CONFORMIDAD CON EL DECRETO 2150 DE 1.995 Y LA AUTORIZACION IMPARTIDA POR LA SUPERINTENDENCIA DE INDUSTRIA Y COMERCIO, LA FIRMA MECANICA QUE APARECE A CONTINUACION TIENE PLENA VALIDEZ PARA TODOS LOS EFECTOS LEGALES.

DADO EN CALI A LOS 12 DIAS DEL MES DE JULIO DEL AÑO 2,002 HORA: 14:26:22:30

EL SECRETARIO.

CORPORACION FINANCIERA DEL VALLE

INFORME ANUAL

200


www.corfivalle.com




88457
171729 1
188457 0.75
171429 1

AÑOS

PERFIL CORPORATIVO

La Corporación Financiera del Valle fue fundada en Cali en 1961 y brinda una gama de servicios de banca corporativa y de inversión. Dentro de su objeto social posee y administra un portafolio de inversión en diversas acciones de empresas listadas y no listadas en bolsa.

A través de subsidiarias y filiales financieras, la Corporación Financiera del Valle proporciona corretaje, leasing, captación y financiación en el exterior y servicios fiduciarios. Con activos totales por $ 2.083.979 millones de pesos colombianos (US $ 903 millones), la Corporación Financiera del Valle fue la primera compañía en Colombia en colocar ADRs en los mercados internacionales.

INDICE

	Página
Resumen informativo	1
Informe de gestión	3
Portafolio de inversiones	11
Panorama general	12
Informe social	13
Informe financiero	15
Notas a los estados financieros	21
Informe del revisor fiscal	53
Dirección general	55
Junta Directiva	56

Líder del proyecto: Angela Vallejo Diseño: McCann Erickson Impresión: Feriva

Resumen Informativo

	2001	2000	1999
Ingresos	217,404	214,995	284,704
Gastos Operacionales	(177,654)	(161,954)	(220,173)
Gastos Generales	(36,041)	(34,303)	(32,941)
Provisión de Cartera Neta	(29,553)	(52,913)	(57,135)
Ingreso Neto	(21,956)	(31,748)	361
Balance General			
Cartera Neta	862,536	881,630	915,701
Portafolio de Inversiones Neto	883,889	506,027	451,529
Activos	2,083,978	1,870,945	1,816,384
Pasivos	1,692,340	1,464,564	1,383,646
Patrimonio	391,638	406,381	432,738

En millones de pesos colombianos

INFORME DE LA COMPAÑÍA


www.corfivalle.com

Informe de Gestión 2001

"La economía colombiana no ha logrado recuperar su ritmo de crecimiento histórico, y este año el producto no logrará crecer ni siquiera a la tasa de 2000"

• Informe Trimestral de Perspectivas Macroeconómicas y Financieras. Octubre-Diciembre de 2001

ENTORNO ECONOMICO

A pesar de las expectativas del Gobierno Nacional y de la mayoría de analistas económicos a inicios del año 2001, la economia colombiana no logró consolidar una recuperación de su nivel de producción a lo largo del año.

Efectivamente, la tasa de crecimiento de la economía en el año 2001 alcanzó tan sólo un nivel de 1.6% cuando las proyecciones oficiales a inicios de año bordeaban el 4%. Sin embargo, el choque externo derivado de la caída de los precios de algunos de los principales productos de exportación (petróleo y café), la desaceleración de la economía mundial y principalmente la contracción de la demanda interna derivada de los altos niveles de desempleo y la baja confianza de los consumidores, condujeron a una baja tasa de crecimiento.

Incluso, el bajo nivel de actividad económica llevó al Gobierno Nacional a flexibilizar durante el año sus metas de desempeño fiscal fijadas en el Acuerdo Extendido con el Fondo Monetario Internacional. A pesar del crecimiento de los ingresos tributarios como consecuencia de la reforma tributaria aprobada al cierre del año 2000, este incremento fue sustancialmente inferior al proyectado debido a la desaceleración de la actividad productiva, lo que llevó a que el déficit del Sector Público Consolidado en el año 2001 bordeara el 3.3% del PIB, cuando la meta original señalaba un nivel de 2.6% del PIB.

"La reducción en la tasa de inflación, la tendencia decreciente de las tasas de interés y la estabilidad en el mercado cambiario, conforman un panorama propicio para que el ritmo de actividad económica mejore en el presente año."

• Informe Trimestral de Perspectivas Macroeconómicas y Financieras. Octubre-Diciembre de 2001

A pesar de estas dificultades, la economia colombiana logró avances en otros frentes, siendo la reducción del nivel de las tasas de interés local e inflación, los más importantes. Gracias a una política de amplia liquidez adoptada por el Banco de la República con el fin de apoyar el proceso de reactivación de la economía, las principales tasas de interés de referencia del mercado redujeron sensiblemente su nivel a lo largo de 2001. La DTF pasó de niveles de 13.4% E.A. al inicio del año a 11.5% al cierre de 2001. Este fenómeno también permitió una reducción en el costo del endeudamiento público interno a través de TES. La tasa de colocación de los títulos de deuda pública a 1 año, cayó de 14.2% E.A. en enero a 11.6% E.A. en la última subasta del año.

Tasa de Captación DTF E.A.



14.0 %
13.5 %
13.0 %
12.5 %
12.0 %
11.5 %
11.0 %
Ene-01
Feb-01
Mar-01
Abr-01
May-01
Jun-01
Jul-01
Ago-01
Sep-01
Oct-01
Nov-01
Dic-01
Ene-02

Esta caída en el nivel de la tasa de interés estuvo soportada también en la reducción de la tasa de inflación anual. Frente a una inflación observada de 8.8% en el año 2000, el incremento en el nivel de precios de la economía en 2001 sólo llegó a un nivel de 7.7%, inferior a la meta de 8% fijada por el Banco de la República.

En el frente cambiario, el mercado experimentó un bajo nivel de devaluación nominal que llevó a que la tasa de cambio cerrara 2001 en 2,290 pesos por dólar, lo que significó una depreciación de tan sólo 3% en el año. Este bajo nivel de devaluación se explica principalmente por

las expectativas de monetizaciones del sector público por parte de los agentes del mercado. Tanto la financiación del déficit del sector público con los recursos del endeudamiento externo como las divisas del Fondo de Estabilización Petrolera (FAEP), incrementaron las expectativas de oferta de dólares en el mercado y precipitaron una revaluación en el último trimestre del año.

Sistema Financiero

Después de tres años en que el sistema financiero registró pérdidas, el año 2001 observó el retorno de utilidades. Adicionalmente, los principales indicadores de riesgo continuaron mostrando mejoría respecto a los niveles observados en años anteriores.



1999
2001
Cubrimiento
74.7
33.4
Cartera Improductiva /Bruta
8.2
10.2
Calidad de cartera
9.7
13.6

Utilidades Sector Financiero
(Cifras expresadas en miles de millones de pesos)



1,000
0
-1,000
-2,000
-3,000
1999
2000
2001

Fuente: Superintendencia Bancaria

"Sin embargo, es necesario advertir que a lo largo de 2001 la tasa de contracción anual de la cartera del sistema financiero, que llegó a ser de 8% en términos nominales al inicio del año, ha venido reduciéndose. Adicionalmente, como se menciona más adelante, la contracción se explica principalmente por la caída de la cartera hipotecaria, mientras la de consumo y la comercial ya exhiben tasas de crecimiento positivas."

° Informe Trimestral de Perspectivas Macroeconómicas y Financieras. Octubre-Diciembre de 2001

Sin embargo, es necesario notar que a pesar de esta recuperación la cartera de créditos del sistema financiero continúa sin reaccionar. A lo largo de 2001 la cartera de créditos del total del sistema financiero registró una caída en términos nominales del 3%, lo que implica una contracción en términos reales superior al 10%. En los últimos tres años la cartera de créditos en términos reales ha caído más del 30%. Este efecto es preocupante más aún cuando se compara con los incentivos en la reducción de tasas de interés aplicados tanto por el Gobierno como por el sector financiero. Hoy en día las tasas de interés se encuentran en sus niveles históricos más bajos. En términos reales el DTF se encuentra 3.59% puntos por encima de la inflación para el cierre del 2001, mientras que a diciembre de 1999 se encontraba en 6.0% puntos.

Cartera Total del Sistema Financiero
(En miles de millones de pesos constantes)



30.000
27.000
24.000
21.000
18.000
15.000
12.000
9.000
6.000
3.000
0
6.0%
4.2%
3.6%
1999
2000
2001
Comercial
Hipotecaria
Consumo
Tasa Real

Por lo anterior es de vital importancia que se trabaje a fondo en los fundamentales necesarios para reactivar el crecimiento del sector productivo. Dentro de estos fundamentales consideramos que para lograr una senda sostenible de crecimiento es necesario incrementar la tasa de ahorro interna de la economía, y en este proceso el papel del sector financiero es central. Colombia registra una de las tasas de ahorro más bajas de América Latina y en este escenario la posibilidad de generar inversión se reduce notablemente debido al alto costo del capital. De hecho, la tasa de ahorro bruto del país es inferior a la del promedio latinoamericano y la de los países en vías de desarrollo. Esto implica que Colombia, de no revertir esta tendencia, empezará a rezagarse respecto a los demás países del área.

Ahorro Bruto como % del PIB


30%
25%
20%
15%
10%
5%
0%
Colombia
América Latina
Países en desarrollo

Para el próximo año las señales de los entes regulatorios deberían promover la expansión y consolidar la recuperación del sistema. En el caso particular del sector financiero, la imposición de cargas normativas que desestimulen el negocio que apenas está mostrando los primeros visos de recuperación, serían señales contradictorias frente a las necesidades del país y del sector productivo.

LIDERAZGO

CORFIVALLE 40 AÑOS

En Colombia, el papel de las Corporaciones Financieras ha sido el de agentes especializados en la búsqueda de incrementar el nivel de ahorro y canalizar estos recursos a los sectores productivos de la economía, bien sea a través de crédito o como accionistas de nuevos esfuerzos empresariales. Las Corporaciones Financieras se han convertido en los principales dinamizadores del mercado interno de capitales, tanto como inversionistas institucionales como estructuradores y desarrolladores de productos de mercado.

Sin embargo, el nivel de desarrollo del mercado de capitales aún es muy bajo. Aunque el surgimiento de los fondos de pensiones como nuevos inversionistas institucionales ha dado un cierto empuje al mercado de capitales local, el trabajo de las Corporaciones Financieras es fundamental para desarrollar herramientas que permitan movilizar estos recursos y para masificar la utilización de este tipo de esquemas.

Dentro de este espíritu, que impulsó la creación de la figura de Corporaciones Financieras en Colombia en el pasado, Corfivalle a lo largo de 40 años se ha posicionado como una entidad líder en el desarrollo del mercado de capitales y en la creación de nuevas empresas.

Con el fin de canalizar el ahorro hacia la financiación de esfuerzos empresariales, Corfivalle ha llegado al año 2001 con un 92% de su cartera en el sector empresarial.

Adicionalmente, a través de la participación directa como accionista en empresas, Corfivalle ha logrado desarrollar más de 40 compañías en los últimos 40 años.

SERVICIO

RESULTADOS DEL 2001

Los estados financieros del 2001 se ven afectados principalmente por el nivel de provisiones netas realizadas, que asciende a $35.023 millones y además por el efecto de la eliminación de los ajustes por inflación que significó una reducción de más de $9.000 millones. Estos factores dieron como resultado una pérdida de $21.956 millones, inferior a la presentada el año anterior. Con estos niveles de provisiones, el cubrimiento de cartera (provisiones/ cartera vencida) es de 223%, muy superior a los del resto del sector. Cabe destacar que esta ortodoxia financiera adoptada está respaldada por la solidez patrimonial de la Corporación, que nos ubica en el séptimo lugar frente al resto del sistema financiero, con un índice de solvencia superior a los del sector y con una amplia diferencia frente al mínimo requerido del 9%.

Banca Corporativa

Debido al esfuerzo del equipo comercial, la Corporación incrementó su cartera comercial en un 4% frente al año anterior, mientras que el sector aumentó el 0.5% frente a diciembre de 2000; esto nos permitió aumentar la participación del mercado al 3.4% del sector.

Este esfuerzo está acompañado en una mejoria de los indicadores de riesgo de la Corporación. La calidad de la cartera (cartera vencida / cartera total) se encuentra en

un 2.8% frente al promedio del sistema del 9.7%, y un indicador de cubrimiento (provisiones / cartera vencida) cercano al 223% mientras el sistema lo tiene en un 74.7%.

> "Las perspectivas de la economía son una causa de la baja demanda de crédito y el riesgo es causa de la baja oferta."
>
> ° Informe Trimestral de Perspectivas Macroeconómicas y Financieras. Octubre-Diciembre de 2001

Como reconocimiento a esta labor el Banco de Comercio Exterior de Colombia S.A. "Bancoldex" en la celebración de sus 10 años, premió a los 6 mejores intermediarios financieros del país y el extranjero por su invaluable aporte al financiamiento de toda la cadena del comercio exterior, otorgándole el premio a Corfivalle en el grupo de las Corporaciones Financieras por mejor gestión financiera.

El volumen de captaciones se incrementó en un 24.2% frente a diciembre de 2000, crecimiento muy superior al 2.7% que presenta el sistema. Dicho aumento es resultado de la confianza y seguridad con que nos está percibiendo el mercado, y además de la consolidación de la operación comercial y administrativa con nuestras filiales y el diseño y lanzamiento de nuevos productos. También ha contribuido la utilización de nuevos canales tales como: la apertura de la oficina de Manizales en octubre y el desarrollo transaccional para que nuestros clientes a través de la página de Internet www.corfivalle.com puedan realizar sus operaciones.


Incremento Cartera Comercial
2001 vs 2000
4.0%
0.5%
CFV
Sector


Incremento Captaciones
2001 vs 2000
24.2%
2.7%
CFV
Sector

Inversiones

El negocio de inversiones incrementó su participación en los sectores de infraestructura y tecnología y consolidó sus posiciones en el portafolio de industria.

En febrero de 2001 se adquirió el 9% de Proyectos de Infraestructura S.A. (PISA), compañía de infraestructura vial, incrementando la participación en este sector a 39.8% a diciembre de 2001.

En diciembre se inició la inversión en International Business Communities (IBC), empresa del Grupo Carvajal dedicada a la Logística a través de la Tecnología en Internet. El porcentaje de nuestra participación será del 37% de la compañía.

Corfivalle incrementó la participación en la compañía Lloreda S.A. como resultado del proceso de la reestructuración financiera a través de la Ley 550, pasando del 34.4% al 53.83%, convirtiéndose en su principal accionista. Como resultado de este proceso donde participan más de 10 entidades financieras y varios inversionistas privados, se dio un fortalecimiento patrimonial a la compañía debido a que una porción importante de las acreencias se capitalizaron y el resto se reestructuraron en condiciones a largo plazo, favorables para la empresa.

A mediados del año se incrementó la participación en Prodesal, mayor productor de cloro y soda a escala nacional, al pasar del 34% al 94.6%.

Durante el año los ingresos por dividendos se aumentaron sensiblemente frente a los obtenidos en el año 2000, por mejores resultados de nuestras inversiones y además por la consolidación en algunas compañías como PISA y Prodesal.

Tesorería

Como resultado de la excelente gestión realizada por el área de Tesorería, la Corporación logró quedar incluída dentro del grupo de los 11 creadores de mercado para el

año 2002, para todos los productos derivados y bonos soberanos. Esto aunado con el crecimiento de captaciones, incrementó nuestro portafolio de renta fija en un 100%, ubicándolo en más de $320.000 millones.

Por lo anterior, el volumen de transacciones totales registró ingresos al 2001 por valor de $20.949 millones, lo que corresponde a un incremento del 38% frente al año 2000, colocándonos como uno de los líderes en el negocio de divisas y derivados colombianos.

Como apoyo a la gestión de tesorería, la Corporación realizó importantes inversiones en tecnología, lo cual ha permitido tener una operación más ágil, eficiente y en línea con nuestros clientes.

Banca de Inversión

En el año 2001 la Banca de Inversión de la CFV estuvo al frente de las más importantes estructuraciones financieras en Colombia y adelantó más de 30 proyectos en las áreas de Mercado de Capitales, Fusiones y Adquisiciones, Finanzas Corporativas y Asesorías. Esto nos ha servido para ubicar a Corfivalle como el líder en la estructuración y colocación de bonos de los últimos años.

	Monto (USD M)		
Underwriter	Año 2000	Año 2001	Total (USD M)
CorfiValle	96.300	97.330	193.630
Citivalores	90.582	102.567	193.149
Corfinsura	46.558	56.303	102.861
Santander	47.005	26.187	73.192
Corfigan	18.626	21.823	40.449
Corficol	2.488	36.226	38.714
Suvalor	15.712	21.386	37.098
BBV		21.823	21.823
Colbolsa	19.480	-	19.480

Fuente: Bloomberg

Dentro de las operaciones realizadas en el año cabe destacar las siguientes:

- Estructuración y adjudicación de la concesión para la rehabilitación, mejoramiento, operación y mantenimiento de la vía Zipaquirá-Bucaramanga. Esta es la primera concesión vial de tercera generación en el país.
- Estructuración y colocación de la emisión de bonos de Promigás E.S.P. Primer tramo por $100,000 millones a la tasa más baja en la historia del mercado doméstico de capitales para un plazo de 10 años.
- Estructuración y colocación de la emisión de bonos de ALFA Compañía de Seguros por $100,000 millones.
- Estructuración y colocación de la primera emisión de bonos de Proyectos de Infraestructura S.A. PISA por $20,000 millones.
- Estructuración y colocación de un crédito sindicado, tanto en pesos (25,175 millones de pesos) como en dólares (3.4 millones de dólares), de Cartones América S.A. (CAME).
- Estructuración y colocación de la segunda emisión de bonos de TIBITOC por $38,000 millones.
- Estudio de diagnóstico financiero para definir la estrategia para implementar una solución para las necesidades de flujo de caja de corto plazo en ISAGEN.

Adicionalmente, como parte de su estrategia de largo plazo, el área de Banca de Inversión incrementó su participación en el mercado internacional, asesorando empresas colombianas en su incursión en los mercados sudamericanos, especialmente en Perú y Bolivia.

El área de Investigaciones Económicas ha fortalecido su liderazgo como generador de opinión en los medios de comunicación especializados, mediante la publicación de artículos en diarios como La República, el Índice de Deuda Pública- Corfivalle en Portafolio, la consulta de perspectivas en Bloomberg y Reuters y la reseña de los distintos informes en otros medios. Debido a lo anterior, los documentos producidos por esta área, y publicados en la página web de la Corporación y en el correo diario enviado a los usuarios registrados, se han convertido en referencia permanente para nuestros clientes, complementando el servicio de asesoría financiera integral que presta Corfivalle.

Filiales Financieras

Leasing del Valle S.A. C.F.C. La entidad mostró un comportamiento positivo en el desarrollo de su negocio; registró al cierre del ejercicio de 2001 una Utilidad Neta de $2.200 millones frente a $728 millones a diciembre de 2000. Es de resaltar además que el crecimiento del activo de Leasing se situó en el 40% y la calidad de cartera vencida arroja sensible mejoría al reducirse de 4.03% a 2.47%. Por su parte, el patrimonio de la entidad cerró en $26.172 millones y el indicador de solvencia se ubicó en 26% al cierre del ejercicio, lo cual le permite un crecimiento importante a la compañia si se tiene en cuenta que el mínimo legal requerido es del 9%.

Fiduciaria del Valle registró una utilidad al cierre del año 2001 por valor de $2.835 millones con un incremento del 100% frente al año 2000, resultado que obedece a la evolución de los ingresos de los fondos comunes de inversión y de los negocios fiduciarios de administración. Los ingresos por comisiones y honorarios fueron de $5,416 millones con un crecimiento del 18% frente al año 2000, lo cual sumado a una optimización de gastos llevó a que la utilidad operacional mostrara un crecimiento del 31%. Es destacable el crecimiento del saldo del Fondo Común Ordinario Valor Plus, que se ubicó por encima de los $200.000 millones al cierre de 2001, al igual que el volumen de activos fideicomitidos administrados por Fiduvalle, que por valor de $1.6 billones ubican a Fiduvalle dentro de las primeras fiduciarias del país.

Cofivalle Finance (Bahamas) Limited cerró el año con utilidades por US$156.177, representadas en un incremento de los rendimientos del portafolio y en la colocación de la cartera de créditos destinada a financiar actividades de comercio exterior. Como hechos importantes del banco está la implementacion de la presencia física según la normatividad establecida por el Banco Central de las Bahamas; en cumplimiento de ésta, se contrató los servicios de " THE WINTERBOTHAM TRUST COMPANY LTD " como nuestros representantes locales para mantener constantemente información en línea que permita atender los requerimientos del regulador en materia financiera, control de lavado de activos y conocimiento del cliente.

INNOVACION

Tecnología

Con el propósito de ofrecerles a nuestros clientes servicios financieros y transacciones más ágiles, novedosas, seguras y cómodas, la Corporación Financiera del Valle y sus filiales han venido actualizándose constantemente en sus sistemas de información, estando permanentemente a la vanguardia de la tecnología.

Desde el año anterior se viene trabajando en la unificación de las plataformas de hardware y software para todas las empresas financieras del grupo, para que los clientes a través de un solo canal tengan acceso a todos sus productos.

En el año se finalizó la implementación de la página transaccional donde los clientes de Corfivalle y sus filiales de una manera confiable y segura, pueden consultar en línea los saldos y movimientos de las operaciones, modificar los datos básicos del cliente, generar extractos de los diferentes productos, constituir o renovar inversiones, generar certificados fiscales, diligenciar solicitudes de cartas de crédito y giros financiados, diligenciar declaraciones de cambio, realizar pagos a terceros, recibir por e-mail información de vencimientos y saldos de las operaciones.

Adicionalmente, se concluyó la implementación de los aplicativos de Renta Fija y Divisas que administra los portafolios de las mesas de dinero en pesos y divisas; se compró e instaló el software para Recursos Humanos y Nómina, los cuales funcionan sobre plataforma NT en base de datos ORACLE.

Es destacable que la página web de la CFV ha alcanzado un importante desarrollo como una de las principales páginas de información económica, ubicándose como la segunda página de información económica del sistema financiero según ranking publicado por Primerapagina.com

Administración

La administración, en busca de ser más eficiente y asegurar fortalecimiento, estabilidad y competitividad, contrató los servicios de la compañía London Consulting Group con el propósito de desarrollar un proyecto de integración y productividad que permitiera realizar sinergias entre la Corporación y sus filiales financieras, a fin de optimizar sus procesos operativos y administrativos.

Esto nos permitió continuar con la política de racionalización del gasto, reduciéndolo 4.81% en términos reales frente a diciembre de 2000. Por lo anterior, el índice de eficiencia administrativa (Gastos / Activos promedios) a diciembre de 2001 es de 1.57%, frente a 1.64% del año 2000.

Es importante resaltar que el año pasado incluimos en nuestros estatutos el Código del Buen Gobierno y en el presente año, la Junta Directiva aprobó el Reglamento que contiene las políticas contenidas en la resolución 116 de 2002 sobre el adecuado funcionamiento de las asambleas de accionistas y la protección de los derechos de todos los accionistas.

En materia de cumplimiento de las normas sobre propiedad intelectual y derechos de autor, la Corporación se encuentra al día en el licenciamiento del software utilizado y ha establecido políticas y procedimientos internos para efectuar el seguimiento a las instalaciones existentes.

De igual manera en el ámbito jurídico, la Corporación ha venido cumpliendo a cabalidad las disposiciones legales, de las entidades de control y las estatutarias que la rigen.

En sus políticas, se ha ceñido a los procedimientos tanto legales como internos establecidos y aprobados por la Junta Directiva.

En cuanto a los procesos en que es parte la Corporación, se atienden con la debida diligencia y dentro de las normas legales y procedimentales aplicables.

Por su parte, las operaciones celebradas con socios y administradores presentan saldos activos por valor de $35,138 millones y corresponden al 1.62% de los activos totales de la entidad. Las condiciones de estas operaciones no difieren de las realizadas con terceros.

Con el fin de dar cumplimiento al artículo 47 de ley 222 de 1995, se indica que desde el cierre del balance hasta la fecha del presente informe, no se ha presentado ningún hecho que pudiere afectar el normal desarrollo de la CFV.

ESTRATEGIAS 2002

Para el año 2002 consideramos que la prioridad de las autoridades económicas debe concentrarse en conducir la economía a obtener tasas de crecimientos superiores que permitan reducir el alto nivel de desempleo y fortalecer el sector productivo. En este empeño, el mantenimiento de tasas de interés bajas que contribuyan a la reactivación del consumo y la inversión será un elemento fundamental, junto al mantenimiento de la estabilidad en las principales variables macroeconómicas como inflación y tasa de cambio. En este escenario será importante perseverar en el ajuste fiscal y en la aprobación de las reformas tendientes a recuperar la sostenibilidad financiera del Estado colombiano, de forma que el endeudamiento público no se convierta en una barrera para lograr mantener la estabilidad en los mercados, necesaria para la reactivación de la economía.

" En conclusión, aunque la situación fiscal se ha deteriorado por los menores ingresos tributarios, el Gobierno Nacional debe intentar en 2002 dar mayor espacio para que el sector privado pueda acceder a una mayor parte de los recursos intermediados por el sector financiero". ○ Informe Trimestral de Perspectivas Macroeconómicas y Finanacieras. Octubre-Diciembre de 2001

Bajo esta perspectiva, continuaremos enfocando nuestros esfuerzos en convertirnos en el asesor financiero de nuestros clientes, ofreciéndoles un portafolio completo de servicios y productos de la Corporación y sus filiales. Especial interés tendremos en el crecimiento de nuestra cartera y el fortalecimiento de nuestra red de banca privada, para así poder prestar un servicio más ágil y personalizado.

En Tesorería continuaremos consolidando nuestro liderazgo en el mercado de derivados colombianos y escalando posiciones como creadores de mercado.

A través del área de Inversiones seguiremos impulsando la búsqueda de oportunidades de inversión, para lo cual estamos promoviendo la vinculación de capital privado nacional y extranjero a entidades colombianas.

En Banca de Inversión estamos implementando estrategias para vincular a compañías que por su calificación o tamaño no pueden acceder al mercado de capitales.

El área administrativa concluirá el plan de integración operativa con sus filiales financieras, alcanzando los objetivos establecidos como resultado de la asesoría llevada a cabo con la compañía London Consulting Group y acompañado de las implementaciones tecnológicas para consolidar el Back-Office, lo cual redundará en beneficio económico para la Corporación y sus filiales, permitiendo también ofrecer un mejor servicio al cliente.

Queremos agradecer a los Accionistas, a la Junta Directiva y Empleados por su continuo apoyo para alcanzar las metas y objetivos propuestos por la Organización. En particular, queremos expresar un reconocimiento especial a Mauricio Mejía Pardo, por su dedicación a la compañía y nuestros mejores deseos en su nuevo cargo como Gerente General de Prodesal S.A.

Finalmente, con motivo de los 40 años de la compañía queremos hacer un especial reconocimiento a uno de los principales motores de desarrollo de la empresa en este periodo: su equipo humano.

Atentamente

ALEJANDRO ZACCOUR U.
Presidente

Portafolio de Inversiones

Infraestructura

Central Hidroeléctrica Betania S.A E.S.P. (Betania)

EMGESA

Promigás S.A. E.S.P.

Concesionaria TIBITOC

Proyectos de Infraestructura S.A.

Sociedad Portuaria Regional de Buenaventura

Hoteles

Hoteles Estelar de Colombia S.A., propietaria de:

- Hotel Intercontinental Cali
- Hotel La Fontana Bogotá
- Compañía Hotelera de Cartagena de Indias S.A.

Químico

Productos Derivados de la Sal S.A. (Prodesal)

Agroindustriales

Grupo Pajonales

- Compañía Agropecuaria e Industrial Pajonales S.A.
- Desmotolima S.A.
- Molino Pajonales S.A.

Alimentos

Lloreda S.A.

Colombina S.A.

Tecnología

IBC Solutions INC

Futbolred.com

Telesat S.A

"El esfuerzo de la demanda interna y políticas eficaces en este sentido, son las requeridas para que en los trimestres venideros se logre tener una cifra de crecimiento positiva de manera sostenida y que cada vez se acerque más al nivel histórico de 4.5% anual que se requiere como mínimo, para reducir el desempleo y atraer la inversión extranjera."

* Informe Trimestral de Perspectivas Macroeconómicas y Financieras. Octubre [illegible] 2001

Panorama General

Con activos totales de $ 2,083,978 millones de pesos (US $ 903 millones)

División de Negocio	Productos y Servicios	Diciembre de 2001
Banca Corporativa	Proporciona créditos a clientes corporativos y del Gobierno y financia al comercio. Capta recursos a través de CDT's y Bonos.	Ps. 862,536 millones Portafolio de Créditos Neto.
Tesoreria y Mesa	Actúa como intermediario en instrumentos de renta fija. Negocia en moneda extranjera, y es un participante líder en el mercado de derivativos.	Ps. 29,3 billones Volumen de Transacciones.
Banca de Inversión	Consigue recursos de capital y deuda en mercados locales e internacionales. Proporciona asesoría financiera a empresas del sector público y privado, con énfasis en la privatización de proyectos de infraestructura. Estructura fusiones y adquisiciones.	Ps. 428,000 millones Volumen de Transacciones.
Portafolio de Inversión en Acciones	Maneja un portafolio diversificado de acciones cotizadas y no cotizadas en bolsa buscando la valorización del capital e ingresos por dividendos. A través de la rotación del portafolio de inversiones, la Corporación Financiera del Valle busca generar liquidez y ganancias de capital, las cuales son reinvertidas.	Ps. 676,977 millones Valor de mercado.

Filiales de la Corporación Financiera del Valle	Productos y Servicios	Diciembre de 2001
Leasing del Valle S.A.	Arrienda equipo a compañias medianas y ofrece crédito de consumo.	Ps.117,283 millones Activos.
Fiduciaria del Valle S.A.	Ofrece servicios fiduciarios, administra fondos de inversión y realiza el servicio de activos en recaudos y pagos especialmente para proyectos de infraestructura.	Ps.1,935,570 millones Activos Administrados.
Cofivalle Finance (Bahamas) Ltd.	Proporciona financiación y leasing en el exterior. Realiza captaciones en dólares.	Ps.66,973 millones Activos.

INFORME SOCIAL



CORPORACION FINANCIERA DEL VALLE

Fundación Cofivalle

Desde su fundación en 1991 la CFV ha ofrecido su apoyo a la comunidad. Por tal razón concentró todos sus esfuerzos en beneficio de la población menos favorecida, creando la Fundación Cofivalle. Una fundación que responde al propósito y deseo de contribuir al desarrollo de las comunidades urbanas y rurales del país, haciendo un valioso aporte a la cultura, economía y conservación del medio ambiente, a través de programas que buscan la generación de empleo, mejorar el ingreso de las familias y también brindar asistencia pública y social a las comunidades.

La Fundacion Cofivalle cree firmemente en la necesidad de mejorar la calidad y cobertura de la educación del país. Por ello a partir del próximo año en conjunto con Corpoeducación, entidad colombiana sin ánimo de lucro, implementará en cinco escuelas el programa de aceleración del aprendizaje, el cual está dirigido a niños y jóvenes entre 10 y 15 años con conocimientos básicos de lectura y escritura que se encuentran en extra-edad escolar.

"La Fundación Cofivalle también ha considerado importante dentro del desarrollo de su objeto social, vincularse al fortalecimiento de la educación superior, apoyando los mejores programas de derecho, economía e ingeniería de las universidades de la región, con el fin de que el nivel educativo compare favorablemente con estándares internacionales".

> "Para cualquier entidad prestadora de servicios, el motor de su competitividad es la gente, es el recurso humano con que cuenta; a su vez el motor que impulsa a la gente, está basado en la educación".
>
> · Alejandro Zaccour U.
>
> Discurso Foro "La Educación como Base del Desarrollo"

UN APORTE QUE SE MULTIPLICA

- **C.I. CALI**
- **VallenPaz**
- **Instituto Oscar Scarpetta Orejuela de Protección Infantil**
- **Club Noel - Hospital Infantil**
- **Instituto para Niños Ciegos y Sordos de Cali**
- **Cottolengo**
- **Corporación Caminos**
- **Fundación Formemos**
- **Fundación Coro de la Paz**
- **Convento de San Joaquín**
- **Centro Cultural Popular Meléndez**
- **Centro de Capacitación San Bosco**
- **Fundación Solidaridad por Colombia**
- **Benemérito Cuerpo de Bomberos Voluntarios de Cali**
- **Congregación Hijas de la Caridad de San Vicente de Paúl**
- **Corporación Educativa Popular Cali**
- **Escuela No. 30 "La Inmaculada" de Terrón Colorado**
- **Fundación Conciencia Ciudadana - Capítulo Valle del Cauca**
- **Fundar del Valle**
- **Fundación Sami**
- **Fundación para el Alcohólico y el Farmacodependiente Crezcamos**

INFORME FINANCIERO



Corporación Financiera del Valle S.A.
Balance General

(Cifras expresadas en miles de pesos colombianos)

	NOTAS	Al 31 Diciembre de 2001	2000
Activos			
Disponible	4	32,304,201	28,112,388
Fondos Interbancarios Vendidos y Pactos de Reventa	5	21,223,104	62,438,043
Inversiones			
De Renta Variable	6	627,095,536	350,570,596
Renta Fija	7	320,149,766	168,169,089
		947,245,302	518,739,685
Menos - Provisión para Protección de Inversiones	8	63,355,823	12,712,617
		883,889,479	506,027,068
Cartera de Créditos			
Vigente		894,252,682	928,356,373
Vencida hasta 12 meses		18,224,198	8,956,443
Vencida más de 12 meses		7,583,396	10,243,277
	9	920,060,276	947,556,093
Menos - Provisión para Cartera de Créditos	10	57,523,905	65,926,170
		862,536,371	881,629,923
Cuentas por Cobrar, Neto	11	32,460,268	143,570,373
Contratos a Término y de Futuro	12	3,530,806	(2,149,127)
Bienes Realizables y Recibidos en Pago de Obligaciones, Neto	13	47,122,194	47,840,832
Propiedades y Equipos, Neto	14	8,540,422	11,545,628
Otros Activos, Neto	15	77,679,335	84,451,074
Valorizaciones de Activos, neto	16	114,692,207	107,478,993
Total de los Activos		2,083,978,387	1,870,945,195
Cuentas Contingentes y de Orden	26	7,642,079,087	7,276,997,344

Las notas que se acompañan son parte integrante de los estados financieros.

Corporación Financiera del Valle S.A.
Balance General

(Cifras expresadas en miles de pesos colombianos)

	NOTAS	Al 31 Diciembre de 2001	2000
Pasivos y Patrimonio de los Accionistas			
Depósitos y Exigibilidades	17	715,933,102	538,030,051
Fondos Interbancarios Comprados y pactos de Recompra	18	125,392,255	17,285,128
Aceptaciones Bancarias en Circulación		877,356	1,275,093
Créditos Bancarios y Otras Obligaciones Financieras	19	774,421,482	760,128,206
Cuentas por Pagar	20	32,210,694	93,232,620
Títulos de Inversión en Circulación	21	9,994,000	40,442,400
Otros Pasivos	23	33,511,538	14,170,634
Total Pasivos		1,692,340,427	1,464,564,132
Patrimonio de los Accionistas			
Capital suscrito y pagado	24	660,243	660,243
Ganancias (déficit) Acumuladas			
Apropiadas	25	217,205,059	248,952,935
Apropiadas (Déficit)		-	(31,747,876)
No apropiadas (Déficit)		(21.956.317)	
Superávit por:			
Revalorización del Patrimonio		81,036,768	81,036,768
Valorizaciones de activos, neto		114,692,207	107,478,993
Total Patrimonio de los Accionistas		391,637,960	406,381,063
Total de los Pasivos y Patrimonio de los accionistas		2,083,978,387	1,870,945,195
Cuentas Contingentes y de Orden	26	7,642,079,087	7,276,997,344

Las notas que se acompañan son parte integrante de los estados financieros.

ALEJANDRO ZACCOUR U.
(*) Presidente

LUIS ALFONSO CANCINO L.
(*)Contador General
T.P. No. 59432-T

OSCAR DARIO MORALES R.
Revisor Fiscal
Miembro de Arthur Andersen y Cía. Ltda.
T.P. 3822-T
Ver informe adjunto

(*) El Presidente y el Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

Corporación Financiera del Valle S.A.
Estado de Resultados

(Cifras expresadas en miles de pesos colombianos)

	NOTAS	Por el año terminado el 31 Diciembre de 2001	2000
Ingresos			
Intereses			
Cartera de Créditos		117,809,937	127,787,497
Fondos Interbancarios Vendidos y Pactos de Reventa y Otros		6,078,190	16,836,790
Valoración de Inversiones, Neto		41,829,966	27,535,202
Valoración de Derivados, Neto		12,151,369	(1,037,491)
Dividendos		26,124,984	9,588,902
Diferencia en Cambio, Neto		3,512,754	9,717,556
Comisiones		9,896,663	11,738,243
		217,403,863	202,166,699
Gastos			
Intereses:			
Certificado de Depósito a Término		81,992,265	73,280,795
Créditos de Bancos y otras Obligaciones Financieras		79,875,606	76,630,753
Bonos en Circulación		3,300,949	6,126,404
Fondos Interbancarios Comprados y Pactos de Recompra			
Depósitos de Ahorros y Otros		6,861,651	1,868,459
Comisiones		5,623,236	2,525,037
		177,653,707	160,431,448
Ingresos Netos		39,750,156	41,735,251
Provisión para Cartera de Créditos, Neto		(15,407)	26,589,988
Provisión para Cuentas por Cobrar, Neto		2,650,043	6,826,041
Provisión para Inversiones, Neto		52,129,048	10,140,847
Provisión Bienes Recibidos en Pago y Derechos en Fideicomisos, Neto		(25,211,091)	9,355,269
		29,552,593	52,912,145
Ingresos netos después de las Provisiones para Cartera de Préstamos, Cuentas por Cobrar e Inversiones		10,197,563	(11,176,894)
Utilidad en Venta de Inversiones		12,101,025	12,828,097
Otros Ingresos	27	1,891,757	1,602,698
Gastos de Personal		16,566,256	16,493,020
Gastos Administrativos y Otros	28	24,039,076	22,312,186
Corrección Monetaria, Ingreso (Gasto)	29		8,921,349
Pérdida antes de Provisión para Impuesto sobre la Renta		(16,414,987)	(26,629,956)
Provisión para Impuesto sobre la Renta	22	5,541,330	5,117,920
Pérdida Neta		(21,956,317)	(31,747,876)
Pérdida Neta por Acción (en pesos colombianos)		(332,55)	(481,49)

Las notas que se acompañan son parte integrante de los estados financieros.

ALEJANDRO ZACCOUR U.
(*) Presidente

LUIS ALFONSO CANCINO L.
(*)Contador General
T.P. No. 59432-T

OSCAR DARIO MORALES R.
Revisor Fiscal
Miembro de Arthur Andersen y Cia. Ltda.
T.P. 3822-T
Ver informe adjunto

(*) El Presidente y el Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

Corporación Financiera del Valle S.A.
Estado de Cambios en el Patrimonio de los Accionistas
por los años terminados el 31 de Diciembre de 2001 y 2000.

(Cifras expresadas en miles de pesos colombianos)

		Capital		Reservas								
	Social autorizado	Capital por Suscribir	Suscrito y pagado	Reserva legal	Otras reservas	Prima en colocación de acciones	Utilidad ejercicio anterior	Utilidad del ejercicio	Superávit por valorizaciones	Revalorización del patrimonio	Total patrimonio
SALDO AL 31 DE DICIEMBRE DE 1999	**800,000**	**141,046**	**658,954**	**41,809,447**	**87,449,094**	**187,294,736**	**(69,578,376)**	**360,966**	**120,821,043**	**63,921,909**	**432,737,773**
Capitalización de la revalorización del patrimonio autorizada por la Asamblea General de Accionistas		(1,289)	1,289			1,617,068				(2,618,357)	(1,000,000)
Apropiación de la Asamblea General de Accionistas						(69,217,410)	69,578,376	(360,966)			
Pérdida del ejercicio								(31,747,876)			(31,747,876)
Superávit por revalorización									(13,342,050)	19,733,216	6,391,166
SALDO AL 31 DE DICIEMBRE DE 2000	**800,000**	**139,757**	**660,243**	**41,809,447**	**87,449,094**	**119,694,394**		**(31,747,876)**	**107,478,993**	**81,036,768**	**406,381,063**
Autorización de la Asamblea General de Accionistas para enjugar pérdidas						(31,747,876)		31,747,876			
Pérdida del ejercicio								(21,956,317)			(21,956,317)
Superávit por revalorización									7,213,214		7,213,214
SALDO AL 31 DE DICIEMBRE DE 2001	**800,000**	**139,757**	**660,243**	**41,809,447**	**87,449,094**	**87,946,518**		**(21,956,317)**	**114,692,207**	**81,036,768**	**391,637,960**

Las notas que se acompañan son parte integrante de los estados financieros.

Corporación Financiera del Valle S.A.
Estado de Flujo de Efectivo

(Cifras expresadas en miles de pesos colombianos)

	Por el año terminado el 31 Diciembre de	
	2001	**2000**
FLUJOS DE EFECTIVO DE ACTIVIDADES DE OPERACIÓN		
Pérdida Neta del Período	(21,956,317)	(31,747,876)
Ajuste para Conciliar la Pérdida Neta del año con el Efectivo Neto Provisto por Actividades de Operación:		
Recuperación de Provisión de Cartera de Crédito, Neto	(15,407)	26,589,988
Provisión de Cuentas por Cobrar, Neto	2,650,043	6,826,041
Provisión de Inversiones, Neto	52,129,048	10,140,847
Provisión de Activos Fijos	-	18,685
Recuperación de Provisión de Otros Activos y Bienes Recibidos en Pago, Neto	(25,211,091)	14,474,581
Depreciación	1,038,118	1,266,538
Corrección Monetaria de Activos no Monetarios y del Patrimonio	-	(8,921,349)
Utilidad Neta Depurada	8,634,394	18,647,455
Disminución (Aumento) en Cuentas por Cobrar	108,460,061	(81,513,572)
Disminución (Aumento) en Otros Activos	35,315,426	(8,820,117)
(Disminución) Aumento en Cuentas por Pagar	(61,021,926)	57,638,151
Aumento en otros Pasivos	19,340,905	4,991,953
Efectivo Neto Provisto por (usado en) Actividades de Operación	110,728,860	(9,056,130)
FLUJOS DE EFECTIVO DE ACTIVIDADES DE INVERSIÓN		
Disminución en Cartera de Créditos	19,108,959	7,480,979
Disminución de Fondos Interbancarios Vendidos y Pactos de Reventa	41,214,939	57,982,563
Compra de Propiedades y Equipo y Bienes Recibidos en Pago	(2,162,488)	(2,880,295)
Compra de Inversiones	(7,493,436,831)	(6,404,275,338)
Venta de Inversiones	7,057,765,441	6,343,076,058
Venta de Propiedades y Equipos y Bienes Recibidos en Dación de Pago	1,515,616	4,378,168
Efectivo Neto (usado en) Provisto por Actividades de Inversión	(375,994,364)	5,762,135
FLUJOS DE EFECTIVO DE ACTIVIDADES DE FINANCIACIÓN		
Aumento en Depósitos y Exigibilidades	177,903,051	18,046,719
Disminución (Aumento) en Fondos Interbancarios Comprados y Pactos de Recompra	108,107,127	(48,473,709)
Aumento en Créditos de Bancos y Aceptaciones Financieras	13,895,539	44,292,140
(Disminución) Aumento en Titulos de Inversión en Circulación	(30,448,400)	4,422,600
Disminución en Capital Suscrito y Pagado y Prima en Acciones	-	(1,000,000)
Efectivo Neto Provisto por Actividades de Financiación	269,457,317	17,287,750
Aumento en el Disponible	4,191,813	13,993,755
Disponible al Comienzo del Período	28,112,388	14,118,633
Disponible al Final del Periodo	32,304,201	28,112,388

Las notas que se acompañan son parte integrante de los estados financieros.

Corporación Financiera del Valle S.A.
Notas a los Estados Financieros

Al 31 de diciembre de 2001 y 2000
(Cifras expresadas en miles de pesos colombianos, salvo en lo referente a tasas de cambio, dividendos y valores por acción)

1. ENTIDAD REPORTANTE

La Corporación Financiera del Valle S.A. (en adelante la Corporación) es una institución financiera de carácter privado, sociedad comercial anónima, establecida de acuerdo con las leyes colombianas el 27 de noviembre de 1961 mediante escritura pública No 5710. El plazo de duración de la Corporación expira el 30 de junio del año 2010, el cual puede ser extendido por simple resolución de la Asamblea de Accionistas. Modificada mediante escritura pública No 3143 de septiembre 26 de 2001 donde se adoptaron medidas específicas para el buen gobierno de la sociedad.

El objeto social de la Corporación está enmarcado exclusivamente en las operaciones autorizadas por la ley para las entidades financieras y consiste principalmente en la movilización de recursos y la asignación de capital para: a) promover la creación, organización, reorganización, fusión, transformación y expansión de cualquier tipo de empresa, manufactureras, agrícolas, pecuarias, mineras y hoteleras, entre otras; b) suscribir y conservar acciones o partes de interés social en las empresas que le sea permitido; c) fomentar, auspiciar y promover la participación del capital privado tanto nacional como extranjero sin sobrepasar los límites máximos establecidos por la ley; d) emitir bonos de garantía general y de garantía específica; e) adquirir y negociar toda clase de valores mobiliarios emitidos por empresas de diferentes sectores económicos; f) recibir fondos en moneda nacional o extranjera, en depósitos; y en general, realizar las operaciones que autorice la ley para este tipo de sociedades.

La Corporación tiene su domicilio principal en la ciudad de Cali y opera a través de 4 agencias y 9 oficinas en distintas ciudades del país, cuenta con 386 empleados, además posee las siguientes filiales y subsidiarias financieras: Leasing del Valle S.A., Compañia de Financiamiento Comercial, Cofivalle Finance (Bahamas) Limited, Sociedad Financiera en el exterior, Fiduciaria del Valle S.A. y 13 filiales del sector real.

2. PRINCIPALES POLITICAS Y PRACTICAS CONTABLES

Los estados financieros de la Corporación han sido preparados de acuerdo con instrucciones y prácticas contables establecidas por la Superintendencia Bancaria (en adelante la Superintendencia) y en lo no previsto en ellas, por las normas contables de general aceptación establecidas por el Decreto 2649 de 1993. Ciertos principios contables aplicados por la sociedad que están de acuerdo con los principios de contabilidad generalmente aceptados en Colombia, podrían no estar de acuerdo con principios de contabilidad generalmente aceptados en otros países.

Las principales políticas y prácticas contables utilizadas por la Corporación se resumen a continuación:

a) Sistema contable
El sistema contable utilizado por la Corporación es el de causación, según el cual los ingresos y egresos se registran cuando se causan independientemente de que se hayan cobrado o pagado en efectivo.

Los ingresos, costos y gastos se registran por el sistema de causación, salvo lo contemplado en la circular 070 de 2000 emitida por la Superintendencia, relacionado con el ingreso por intereses que no causan sobre cartera comercial que tenga más de tres meses de vencida, o cuando se califique en la categoría de riesgo deficiente (C), o en otra categoría de mayor riesgo; así como la cartera de consumo que tenga más de tres meses de vencida o en categoría de riesgo de difícil cobro (D), o en otra categoría de mayor riesgo. Estos intereses se acreditan al ingreso cuando se recaudan.

Los intereses y comisiones cobrados anticipadamente son registrados como ingreso diferido.

b) Conversión de transacciones y saldos en moneda extranjera
Las transacciones y los saldos en moneda extranjera se convierten a pesos a las tasas de cambio representativas del mercado aplicables, certificadas por la Superintendencia. La tasa representativa del mercado certificada por la Superintendencia para el dólar de los Estados Unidos de Norteamérica fue de $2.306,90 y $2.186,21 por US$1 al 31 de diciembre de 2001 y 2000 respectivamente.

Al cierre de cada ejercicio los saldos en moneda extranjera se ajustan a la tasa de cambio representativa del mercado, y la diferencia se refleja en las respectivas cuentas de activos, pasivos y resultados del año.

c) Disponible
Registra los recursos de alta liquidez con que cuenta la Corporación tales como: Caja, depósitos en el Banco de la República, depósitos en

bancos tanto en moneda nacional como extranjera y otras entidades financieras tanto del país como del exterior.

Así mismo los descubiertos en cuentas corrientes bancarias se constituyen en obligaciones a favor del respectivo establecimiento bancario y se reflejan en la cuenta pasiva de descubiertos en cuenta corriente bancaria.

El valor de los cheques girados por la Corporación, que no hayan sido cobrados luego de 6 meses de girados, se reclasifica a la cuenta pasiva cheques girados no cobrados.

Por instrucciones contables impartidas por la Superintendencia, las entidades financieras para cubrir eventuales pérdidas originadas por partidas pendientes de aclarar en las conciliaciones bancarias, deben provisionar las partidas que posean más de 30 días de permanencia en dichas conciliaciones.

d) Fondos interbancarios vendidos y pactos de reventa, y fondos interbancarios comprados y pactos de recompra

Bajo estos rubros se clasifican: (a) las colocaciones que hace la Corporación en otras instituciones bancarias utilizando sus excesos de liquidez durante un plazo máximo de 30 días y (b) las colocaciones recibidas por la Corporación de otras instituciones financieras en las mismas circunstancias. Los rendimientos de fondos interbancarios vendidos o comprados son abonados o cargados a resultados según el caso a medida que se causan.

Las colocaciones hechas bajo la modalidad de pacto de retroventa de la garantía, denominadas "compromisos de reventa de inversiones o cartera negociada", se contabilizan en el activo, cuando la Corporación es la acreedora; y en el pasivo, bajo la denominación "compromiso de recompra de inversiones o cartera negociada", cuando la Corporación es deudora. La diferencia entre el valor entregado o recibido inicialmente y el valor recibido o entregado finalmente, se contabiliza como ingreso o gasto según el caso, observando normas de causación.

e) Inversiones

La Corporación evalúa, clasifica y registra las inversiones según lo dispuesto en el Capítulo I de la Circular Externa 100 de 1995 de la Superintendencia. Estas disposiciones establecen la clasificación de todas las inversiones en negociables, no negociables, hasta el vencimiento y permanentes, de acuerdo con las características de cada título así:

1. Las inversiones de deuda o que incorporen derechos de deuda (renta fija), que tengan vencimientos iguales o superiores a un año contados a partir de la fecha de compra y que la Corporación tiene la capacidad e intención de mantenerlas hasta su vencimiento, son clasificadas como inversiones hasta el vencimiento. Estas inversiones se registran inicialmente por su costo de adquisición y mensualmente se valorizan con base en la tasa interna de retorno de cada título calculada al momento de la compra; el ajuste resultante se lleva a cuentas de resultado.

2. Las inversiones en acciones o participaciones de capital (renta variable) consideradas como de alta o media bursatilidad por la Superintendencia de Valores, y que la Corporación tiene la capacidad e intención de mantenerlas por lo menos durante tres años, son clasificadas como inversiones permanentes. Estas inversiones se registran inicialmente al costo y mensualmente se ajustan a su valor de mercado. El valor de mercado de estas inversiones se determina con base en los promedios de su cotización en las bolsas de valores en los últimos diez días y máximo en noventa días, teniendo en cuenta algunos parámetros establecidos por la Superintendencia. En el evento en que el valor de mercado sea superior al costo por el cual se encuentra registrada la inversión, la diferencia se registra como superávit por valorización; de ser menor, la diferencia afectará, en primera instancia, el superávit por valorización de la correspondiente inversión hasta agotarlo y a partir de ahí, la diferencia se registrará como desvalorización de la respectiva inversión dentro del patrimonio de la Corporación. Los dividendos o utilidades que se reciban en especie, se abonan al estado de resultados cuando se trate del reparto de las utilidades. La capitalización de la revalorización no afecta el estado de resultados, su registro se hace en cuentas de orden.

3. Las inversiones en acciones o participaciones de capital (renta variable) consideradas como de baja o mínima bursatilidad, las que no se coticen en bolsas de valores, las que se mantengan con el propósito de tener un control directo o indirecto de otra entidad, y las forzosas (renta fija) son clasificadas como inversiones no negociables, estas últimas a decisión de la Corporación. Las inversiones de renta variable son registradas al costo más el valor de los dividendos decretados en acciones, ambos ajustados por inflación a partir del 1 de enero de 1992 y hasta el 31 de diciembre de 2000. En caso de que el valor en libros de las inversiones sea superior al valor intrínseco, determinado con base en estados financieros hasta con un año de antigüedad, se constituye una provisión por la diferencia con cargo a resultados, excepto por las inversiones en sociedades administradoras de fondos de pensiones y cesantías cuya diferencia se podrá registrar como desvalorizaciones de inversiones en el patrimonio de los accionistas durante los primeros cinco años de su adquisición. Sus ingresos son reconocidos sobre la base de dividendos causados en efectivo o en acciones; los dividendos provenientes de la distribución de la cuenta de "Superávit por revalorización del patrimonio" no afectan el estado de ganancias o pérdidas. Las inversiones de renta fija se registran al costo amortizado por primas o descuentos.

4. Las inversiones que no reúnen cualquiera de las características señaladas en los numerales anteriores, son clasificadas como inversiones negociables; estas inversiones se registran inicialmente al costo y

mensualmente se ajustan a su valor de mercado, y el ajuste resultante se lleva a cuentas de resultado. El valor de mercado de las inversiones de renta fija se determina calculando el valor presente de sus flujos futuros de capital e intereses descontados a una tasa de interés de mercado calculada de acuerdo con ciertos parámetros establecidos por la Superintendencia, la cual incluye la prima asociada por el riesgo de solvencia de la entidad emisora del título. Para las inversiones de renta variable el valor de mercado se determina de la misma forma que se indica en el numeral 2 anterior. Las inversiones negociables en acciones no han sido objeto de ajustes por inflación, ni de causación de dividendos. Con las utilidades obtenidas en la valoración al cierre del ejercicio contable, que correspondan a ingresos no realizados fiscalmente en los términos del artículo 27 y demás normas concordantes del estatuto tributario, se constituye una reserva que se denomina reserva por valoración de inversiones negociables, la cual se afecta cuando se capitalizan las utilidades o se realiza fiscalmente el ingreso.

La diferencia entre el costo de adquisición de las inversiones en acciones de capital, que de acuerdo con las normas vigentes conlleven el control en los términos establecidos en la legislación comercial, y el valor en libros de los activos netos adquiridos se contabilizará como "Crédito Mercantil" ya sea como un activo o un pasivo diferido, según corresponda, y se amortizará durante un lapso que no excede de diez años. Su determinación se hará en el momento en el cual la Corporación adquiera el control.

La Corporación puede efectuar reclasificaciones de las inversiones entre las diferentes clasificaciones, previo el cumplimiento de ciertos requisitos establecidos por la Superintendencia.

Además de lo anterior, se requiere que la Corporación realice una evaluación semestral del riesgo de solvencia de todas sus inversiones, en junio y diciembre y parcialmente en marzo y septiembre de cada año. De acuerdo con las regulaciones, las inversiones son calificadas por niveles de riesgo como A - Normal, B - Subnormal, C - Deficiente, D - Difícil recuperación y E - Irrecuperable. Tales calificaciones son establecidas tomando en consideración factores tales como la situación financiera del emisor determinada con estados financieros hasta con doce meses de antigüedad, la calificación dada por agencias evaluadoras de riesgo, y el cumplimiento de los términos pactados.

Una vez calificadas las inversiones por el riesgo de solvencia, se deben constituir provisiones calculadas de tal manera que su valor neto en libros no exceda los siguientes porcentajes de valor intrínseco de las inversiones de renta variable y del valor nominal de las inversiones de renta fija, incluidos sus rendimientos causados y no cobrados:

I. El 80% de las inversiones calificadas como C (Deficiente).
II. El 50% de las inversiones calificadas como D (Difícil recuperación).
III. El 0% de las inversiones calificadas como E (Irrecuperable).

Adicionalmente, todas las inversiones se evalúan trimestralmente considerando el riesgo jurídico y se constituyen las provisiones respectivas cuando las pérdidas sean probables y cuantificables.

f) Cartera de Créditos, Provisiones para Cartera de Créditos y Cuentas por Cobrar

Los préstamos se contabilizan con base en su valor nominal y, junto con otros rubros del balance general que se refieren a operaciones de crédito, son clasificados de acuerdo con regulaciones bancarias como comerciales, de consumo y de vivienda. Todos los préstamos no clasificados como de vivienda cuyo monto al momento del otorgamiento no excedan de 300 salarios mínimos legales mensuales, son clasificados como préstamos de consumo; y los préstamos redescontados, en moneda extranjera y aquellos préstamos no clasificados como de vivienda, que independientemente de su cuantía, cuenten con garantía hipotecaria, son clasificados como préstamos comerciales. Se contabilizan provisiones con cargo a resultados en caso de que existan dudas sobre la recuperabilidad de los préstamos e intereses, de acuerdo con una metodología establecida por la Superintendencia y cuando lo requiera la Superintendencia en forma específica.

Con base en las regulaciones de la Superintendencia, se requiere que la Corporación realice una evaluación total de sus préstamos comerciales por lo menos durante los meses de mayo y noviembre de cada año, así como una actualización mensual sobre los nuevos préstamos y préstamos reestructurados, entre otros eventos.

Las provisiones resultantes de dichas evaluaciones deben ser contabilizadas en los cierres de los meses de junio y diciembre para las evaluaciones de mayo y noviembre, respectivamente.

De acuerdo con las regulaciones, los préstamos deben ser calificados por niveles de riesgo (A- Normal, B- Aceptable, C- Deficiente, D- Difícil cobro y E- Incobrable). Tales calificaciones son establecidas tomando en consideración factores tales como la capacidad de pago del deudor, determinada con base en estados financieros hasta con un año de antigüedad, historia del servicio de la deuda e información de las centrales de riesgo. Los préstamos de vivienda y los préstamos de consumo son calificados mensualmente en los mismos niveles de riesgo indicados anteriormente, teniendo en cuenta como mínimo, el tiempo de vencimiento que registren los saldos; las provisiones resultantes se contabilizan en el mismo mes en que se realiza la evaluación.

Una vez calificada la cartera, se constituyen como mínimo las siguientes provisiones para protección de los créditos:

El 1% de los préstamos no cubiertos con garantía admisible, los intereses y otros costos de los mismos calificados como B (aceptables).

El 20% de los préstamos de consumo no cubiertos con garantía

admisible, los intereses y otros costos de los mismos calificados como C (Deficientes) y los préstamos comerciales y de vivienda calificados como C (Deficientes) no cubiertos con garantía admisible, así mismo, el 100% de los intereses y otros componentes de préstamos comerciales y de vivienda calificados como C (Deficientes).

El 50% de los préstamos comerciales, de consumo y de vivienda no cubiertos con garantía admisible calificados como D y el 100% de los intereses y otros costos de los mismos créditos de consumo calificados como D (Difícil cobro).

El 100% de los préstamos no cubiertos con garantía admisible, calificados como E (Incobrables). Cuando existe garantía admisible diferente de hipotecas, después de 12 meses de vencidos los préstamos comerciales y de consumo y 18 meses de vencidos los préstamos con garantía hipotecaria, las garantías se toman por el 50% de su valor. Así mismo cuando existan garantías hipotecarias después de 24, 30 y 36 meses de vencidos los préstamos, las garantías se toman por el 30%, 15% y 0% de su valor respectivamente.

Los préstamos a cargo de clientes que sean admitidos al trámite de un proceso concordatario, se califican inmediatamente como E (Incobrables) y se sujetarán a las provisiones definidas para esta categoría. Producido el acuerdo de pago dentro del proceso, los préstamos podrán recalificarse como D (Difícil cobro) y dentro del año siguiente reducir las provisiones al 50%.

Posteriormente pueden hacerse recalificaciones a categorías de menor riesgo siempre y cuando se cumplan los requisitos establecidos por la Superintendencia al respecto.

La Corporación deberá constituir una provisión general equivalente al 1% del total de la cartera bruta, la cual será constituida en alícuotas mensuales durante 36 meses, a partir de agosto de 1999 para la cartera comercial y consumo y a partir del mes de julio de 2000 para la cartera de vivienda.

Además de lo anterior, se deberán mantener las provisiones adicionales originadas en la aplicación del coeficiente de riesgo, ordenado mediante Circular Externa 039 de 1999 de la Superintendencia, salvo que el índice de cubrimiento para la cartera comercial y consumo; y vivienda sea igual o superior al 85%, 85% y 40% respectivamente.

En el año 2000 la Superintendencia expidió la circular externa 070, con la cual modificó las normas sobre evaluación y calificación de cartera, en relación con el proceso de arrastre, el cual debe incluirse a partir de que alguno de los créditos de un mismo deudor se encuentre calificado en categoría B. Adicionalmente, esta norma modificó la metodología de cálculo para la provisión adicional y otorgó ampliación de plazos y modificación de porcentajes para la determinación del valor y cobertura de las garantías admisibles.

Reestructuración de préstamos a clientes con dificultades financieras: Los préstamos reestructurados por la Corporación de clientes con dificultades financieras, podrán mantener o mejorar su calificación dependiendo, entre otros factores, de, a) el resultado satisfactorio del estudio financiero que demuestre que podrá atender oportunamente los pagos, b) la constitución de garantías y c) se hayan tomado, por parte del deudor, acciones de fortalecimiento patrimonial. Así mismo, sólo podrá recalificarse un préstamo reestructurado a una categoría de menor riesgo, cuando se pacten períodos de gracia para el pago de intereses inferiores o iguales a seis meses, casos en los cuales, cuando el deudor sea calificado en categoría A (Normal) sólo será posible reversar las provisiones constituidas, cuando se hayan atendido puntualmente los dos primeros pagos convenidos en el acuerdo.

Una vez asignada la calificación al deudor reestructurado, sólo podrá mejorar su calificación cuando, entre una y otra calificación, haya atendido dos instamentos en forma oportuna.

g) Bienes Recibidos en Pago de Obligaciones

Registra el valor de los bienes recibidos por la Corporación en pago de saldos no cancelados provenientes de obligaciones a su favor.

Los bienes recibidos en pago representados en inmuebles se reciben con base en un avalúo comercial determinado técnicamente y los bienes muebles, acciones y participaciones, con base en el valor de mercado.

El registro inicial se realiza con el valor determinado en el acuerdo o adjudicación judicial; si el bien recibido en pago no se encuentra en condiciones de venta, su costo se incrementa por los gastos necesarios en que se incurra para tal fin. Si entre el valor por el cual se recibe el bien y el valor de la obligación resulta un saldo a favor del deudor, esta diferencia se contabiliza como una cuenta por pagar. En caso que el valor del bien no alcance a cubrir la totalidad de la obligación, se constituye una provisión equivalente al desfase.

Con la entrada en vigencia de la Circular Externa 046 de octubre 16 de 2001, deben constituirse provisiones individuales sobre toda clase de bienes recibidos en pago, equivalentes a la máxima pérdida esperada en la posterior venta a partir de la recepción del bien y en todo caso a partir del 30 de junio de 2002, se deberá mantener provisiones por este concepto equivalentes al 40% del valor comercial cuando se trate de bienes inmuebles no destinados para la vivienda, y del 30% cuando corresponda a bienes destinados para la vivienda, calculados de la siguiente manera:

Para bienes no destinados a vivienda:

$$\frac{\text{40\% del Valor Comercial – Provisión Observada}}{\text{Número de meses restantes (30 junio 2002)}}$$

Para bienes destinados a vivienda:

$$\frac{\text{30\% del Valor Comercial - Provisión Observada}}{\text{Número de meses restantes (30 junio 2002)}}$$

Tanto los bienes inmuebles destinados a vivienda, como los no destinados, deben actualizarse de acuerdo con lo dispuesto en el capítulo III de la circular básica contable y financiera; en el evento en que el valor de la actualización sea superior al valor en libros, la diferencia se registrará como superávit por valoración.

Cuando el valor de la actualización sea menor al valor en libros, la diferencia afectará en primera instancia el superávit por valoración del respectivo inmueble hasta agotarlo, y a partir de ahí el estado de resultados a título de provisión por riesgo de mercado.

Antes de la vigencia de las Circulares Externas 032 y 046 de 2001, las provisiones estaban reguladas por la Circular Externa 070 de octubre de 2000, de la siguiente manera:

1) Si se trataba de un bien inmueble y su valor comercial al momento de la dación era igual o superior al saldo insoluto de la deuda no provisionada, debía provisionarse el 80% del valor del bien dentro de los 18 meses contados a partir del séptimo mes en que se perfeccionara la dación en pago. Tal provisión debía hacerse en 18 alícuotas mensuales.

   Si el valor comercial del inmueble no alcanzaba a cubrir el saldo insoluto de la deuda no provisionada, la diferencia debía llevarse de inmediato al estado de resultados de la entidad y el 80% del valor del inmueble debía provisionarse dentro de los 18 meses siguientes contados a partir del séptimo mes en que se perfeccionara la dación en pago. Tal provisión se hará en 18 alícuotas mensuales.

2) Si se trataba de un bien inmueble destinado a vivienda y su valor comercial al momento de la dación era igual o superior al saldo insoluto de la deuda no provisionada, debía provisionarse el 70% del valor del bien dentro de los 30 meses contados a partir del séptimo mes en que se perfeccionara la dación en pago. Tal provisión se hacía en 30 alícuotas mensuales.

   Si el valor comercial del inmueble destinado a vivienda no alcanzaba a cubrir el saldo insoluto de la deuda no provisionada, la diferencia se llevaba de inmediato al estado de resultados de la entidad y el 70% del valor del inmueble se provisionaba dentro de los 30 meses contados a partir del séptimo mes en que se perfeccionara la dación en pago. Tal provisión debía hacerse en 30 cuotas mensuales.

3) Si se trataba de un bien mueble y su valor comercial al momento de la dación era igual o superior al saldo insoluto de la deuda no provisionada, debía provisionarse el 100% del valor del bien dentro de los 24 meses contados a partir de la fecha de la dación, en alícuotas mensuales.

   Si el valor comercial del bien mueble no alcanzaba a cubrir el saldo insoluto de la deuda no provisionada, la diferencia se llevaba de inmediato al estado de resultados de la entidad y el 100% del valor del mueble se provisionaba dentro de los 24 meses contados a partir de la fecha de la dación, en alícuotas mensuales.

   En cualquier caso la autorización de la Superintendencia para prorrogar el plazo de enajenación de los bienes recibidos en dación de pago no significaba una ampliación del plazo para constituir provisiones ni tampoco para reversar las que estuvieran constituidas.

4) Las provisiones de los bienes que habían sido recibidos en pago antes del 1° de julio de 1999 se hacían de la siguiente manera:

   a. Durante los primeros dos años contados a partir de la fecha de la dación, podían mantenerse en los balances por el valor en que estaban contabilizados al 30 de junio de 1999 y sin constituir provisiones. Vencido dicho término se comenzaban a provisionar dentro de los dos (2) años siguientes en alícuotas mensuales hasta completar el ochenta por ciento (80%) del valor del bien, tratándose de inmuebles, o el ciento por ciento (100%), en caso de bienes muebles.

   b. Los bienes respecto de los cuales se habían otorgado prórrogas para su venta por parte de la Superintendencia, se provisionaban dentro del término de la prórroga en el veinticinco por ciento (25%) del valor del bien y dentro del año siguiente debían provisionarse hasta completar el ochenta por ciento (80%) del valor del bien, en el caso de inmuebles, o el ciento por ciento (100%), en el caso de muebles.

   Los bienes que se encontraban provisionados en el 75% de su valor, al 30 de junio de 2000 debían tener una provisión equivalente al ochenta por ciento (80%) del valor del bien, tratándose de inmuebles, o el ciento por ciento (100%), en caso de bienes muebles.

h) Aceptaciones Bancarias

Las aceptaciones bancarias son títulos emitidos por entidades financieras para ser pagados a los beneficiarios dentro de un plazo que no debe exceder 360 días. Sólo pueden originarse en transacciones de importación y exportación de bienes o de compraventa de bienes muebles en el país. En el momento de la emisión de la aceptación, su valor es contabilizado por la Corporación simultáneamente en el Activo y en el Pasivo. Los

valores registrados en el activo son evaluados por riesgo de crédito de acuerdo con los procedimientos generales de evaluación de cartera de créditos.

i) Contratos a término y de futuros (Forward agreements)

Valoración y Contabilización de Derivados

La Junta Directiva tiene a su cargo el establecimiento y aprobación de las políticas, objetivos y procedimientos para la administración de los riesgos inherentes a las operaciones con derivados y fija los criterios bajo los cuales deben implementarse.

De acuerdo con el Capitulo XVIII de la Circular Externa 100 de 1995 la Corporación efectúa la valorización y contabilización de los derivados.

Formalización de las Operaciones de Derivados:

- Los derivados son operaciones financieras que se ejercen en un futuro, cuyas condiciones son determinadas por las partes que intervienen en ellas, y que se formalizan en un contrato o en una carta de compromiso debidamente suscrito y que debe contener en forma expresa, cuando menos, los derechos y obligaciones que le atañen a cada una de las partes involucradas en la operación, así como las condiciones de modo, tiempo y lugar para su cumplimiento, refrendados por los funcionarios autorizados para el efecto, salvo cuando se trata de operaciones realizadas a través de una Bolsa de Valores o de Futuros sometida a vigilancia estatal, en cuyo caso se atiene a la reglamentación propia de la Bolsa.

- En el caso de las operaciones carrusel, las partes que intervienen en cada uno de los tramos de dicha operación suscriben un contrato o carta de compromiso.

Riesgos Existentes cuando se hacen Operaciones con Derivados

Las operaciones con derivados son operaciones financieras y como tales están sujetas a la evaluación por riesgos de solvencia, mercado, contraparte, operacionales y jurídico.

Riesgo de Solvencia

Es la contingencia de pérdida por el deterioro en la estructura financiera del emisor o garante de un título, que pueda generar disminución en el valor de la inversión o en la capacidad de pago, total o parcial, de los rendimientos o del capital de la inversión.

Riesgo de Mercado

Los riesgos de mercado dependen del comportamiento del activo, tasa o índice de referencia. En este aspecto los productos derivados son semejantes a cualquier otro producto financiero, como los bonos o las cuentas por cobrar denominadas en otras divisas, cuyo valor depende de las tasas de interés y de cambio. No obstante, las relaciones que determinan el valor de los derivados son en general más complejas y menos conocidas que las de productos financieros más tradicionales.

Riesgo de Contraparte

A lo largo de la vigencia de un derivado su valor económico o de mercado cambia de acuerdo con las fluctuaciones del producto financiero negociado, generando ganancias a una de las partes del contrato y pérdidas a la otra. Cuando por alguna razón la parte no favorecida por la evolución del valor del mercado del derivado no cumple sus obligaciones contractuales, se generará una pérdida a la otra parte; el riesgo de esta pérdida se conoce como riesgo de contraparte.

Riesgo Operacional

Los riesgos operacionales surgen de deficiencias en algún aspecto de la ejecución de un programa de derivados. Sus causas son similares a las que pueden ocurrir en el manejo de instrumentos financieros más tradicionales, pero por la complejidad de los derivados su prevención es más difícil; entre ellas se pueden citar fallas en los contratos gerenciales, en los sistemas de información, malas liquidaciones, incompetencias o error humano.

Riesgo Jurídico

El acelerado desarrollo y la constante evolución de los derivados obligan a operar dentro de un entorno legal complejo y a menudo incierto. El riesgo jurídico se define, entre otros, como el que nace de la posibilidad de que a los contratos representativos de operaciones con derivados no se les reconozca su exigibilidad; no existe una forma estándar para cuantificar este riesgo.

Parámetros escogidos para la Valoración

Las metodologías para la valoración de los derivados son flexibles y persiguen desarrollar mecanismos para la evaluación y control permanentes de los riesgos específicos de dichas operaciones.

Los parámetros escogidos se deben mantener durante la vigencia fiscal; si para la siguiente vigencia fiscal se desean modificar dichos parámetros, la entidad debe informar de ello a la Superintendencia con una antelación cuando menos de un mes.

Límite en Tiempo para realizar Operaciones con Derivados

Todas las operaciones con derivados se deben realizar con un plazo mayor a tres (3) días hábiles, contados entre la fecha pactada como inicio de la operación y la fecha de cumplimiento o liquidación, con excepción de aquellas operaciones de compra y venta de divisas reglamentadas por la Junta Directiva del Banco de la República en la Resolución 4 de 1999, en las cuales la fecha de cumplimiento para su ejecución será dentro de los dos días hábiles inmediatamente siguientes.

j) Propiedades, Equipo y Depreciación

Las propiedades y equipo son registrados al costo, y se ajustaban

mensualmente por inflación, desde el 1 de enero de 1992 hasta el 31 de diciembre de 2000, las ventas y retiros de tales activos se descargan por el respectivo valor neto ajustado en libros y las diferencias entre el precio de venta y el valor neto ajustado en libros se llevan a los resultados del año.

La depreciación de propiedades y equipos se efectúa usando el método de línea recta con base en la vida útil de los mismos a las tasas anuales del 5% para edificios (oficinas en propiedad horizontal), 10% para muebles y enseres y equipos de oficina, 20% para vehículos y equipos de cómputo.

Los desembolsos por concepto de mejoras cuyo objeto es aumentar la eficiencia o incrementar la vida útil de los activos, al igual que las incorporaciones realizadas se capitalizan y se ajustan por inflación. Las erogaciones que se realizan para atender su mantenimiento y reparación, relacionadas con su conservación, se contabilizan como gastos del ejercicio en que se producen.

k) Otros Activos, neto

Este rubro representa partidas monetarias tales como intereses causados sobre financiaciones y avances, intereses en moneda legal, seguros y arrendamientos pagados por anticipado que se amortizan con base en su causación; incluye ciertas partidas tales como útiles y papelería que se amortizan con base en su consumo real.

Comprende además los derechos generados en virtud de la celebración de contratos de fiducia mercantil que dan al fideicomitente o beneficiario la posibilidad de ejercerlos de acuerdo con el acto constitutivo o la ley.

Los derechos en fideicomisos se ajustaron por inflación hasta el 31 de diciembre de 2000 de acuerdo con la naturaleza del bien transferido. Según la clase de activo, se sujetan a las reglas de evaluación y constitución de provisiones así como para los límites legales.

l) Valorizaciones (Desvalorizaciones) de Activos, Neto

Las valorizaciones (desvalorizaciones) de ciertos activos, que incrementan o disminuyen el patrimonio de los accionistas, son determinadas por: a) excesos de avalúos comerciales, establecidos por avaluadores independientes, sobre el valor neto ajustado en libros de propiedades; b) Para las inversiones no negociables de renta variable corresponde a la diferencia entre el valor del mercado actual y el último valor registrado. Cuando este último es menor que el valor de mercado, la diferencia se contabiliza en superávit por valorizaciones; cuando ocurra lo contrario, la reducción afecta en primera instancia el superávit de tal inversión hasta agotarlo y sólo a partir de ese momento afecta el estado de resultados a título de provisión; c) A partir del 1 de octubre de 1998 para las inversiones permanentes en el evento en que el valor del mercado sea superior al costo por el cual se encuentra registrada la inversión, la diferencia se registra como superávit por valorización, en caso contrario la diferencia afectará en primera instancia el superávit por valorización de la correspondiente inversión hasta agotarlo y a partir de ahí la diferencia se registra como una desvalorización de la respectiva inversión dentro del patrimonio de la entidad. El valor de mercado de las inversiones no negociables o permanentes de baja bursatilidad es determinado con base en el valor intrínseco calculado usando estados financieros hasta con 12 meses de antigüedad, y el de inversiones permanentes de alta bursatilidad con base en el promedio de su cotización en la bolsa de valores tomando el promedio de las 10 últimas transacciones, para lo que se tiene en cuenta algunos parámetros adicionales establecidos por la Superintendencia.

m) Ingresos Anticipados

Los ingresos anticipados corresponden principalmente a intereses y comisiones recibidos por anticipado por parte de los clientes por concepto de operaciones de cartera de créditos; estos intereses se amortizan a resultados con base en su causación.

n) Pasivos Laborales

Los pasivos laborales se contabilizan mensualmente y se ajustan al fin de cada año con base en las disposiciones legales y los convenios laborales vigentes.

o) Pensión de Jubilación

El Instituto de Seguros Sociales (ISS) y otras entidades autorizadas por ley (desde 1994) reciben contribuciones de la Corporación y de sus trabajadores, para asumir la mayor parte del pasivo por pensiones de jubilación a dichos trabajadores. El pasivo por pensiones asumido directamente por la Corporación correspondiente al personal antiguo se contabiliza con base en estudios actuariales. La Corporación adquirió el pasivo pensional de la Compañía Agropecuaria e Industrial Pajonales S.A. desde el 1 de enero de 1992.

El estudio actuarial utilizado para establecer el valor de la reserva correspondiente al año 2001, no se hizo contemplando los cambios introducidos por el decreto 2783 del 20 de diciembre de 2001, en razón a la disposición de la Superintendencia con respecto a su aprobación previa antes de la entrada en vigencia del citado decreto. Estos cambios se tendrán en cuenta por el actuario para el año 2002.

p) Impuesto sobre la Renta

El gasto por impuesto sobre la renta se determina con base en la renta gravable o la renta presuntiva, la que fuere mayor, sobre la cual se aplican las tarifas impositivas correspondientes. La Corporación está tributando por renta presuntiva calculada sobre el patrimonio líquido gravable.

q) Prima en colocación de acciones

La prima en colocación de acciones es acreditada a la reserva legal, la cual es parte de las utilidades retenidas.

r) Cuentas Contingentes y de Orden

Se contabilizan como cuentas contingentes los valores de los créditos otorgados y no desembolsados, los avales y garantías otorgados, las opciones de compra y ventas de pesos divisas y otras obligaciones contingentes, los efectos y valores recibidos y enviados para su cobro, los bienes y valores recibidos en garantía, los bienes y los valores recibidos y entregados en custodia, los activos castigados, los intereses no cobrados de cartera de créditos y de consumo vencidos, así como los correspondientes a los créditos calificados en las diferentes categorías, los activos castigados y otros valores. También se llevan en cuentas de orden las diferencias entre los valores fiscales de activos, pasivos y patrimonio y los ajustes por inflación de los saldos contables y el valor fiscal de los activos y el patrimonio.

s) Estados de flujo de efectivo

Tal como lo dispone el Artículo 120 del decreto 29, la Corporación prepara el estado de flujos de efectivo usando el método indirecto, el cual incluye la conciliación de la ganancia neta del año (o pérdida) y el efectivo provisto por las actividades de operación.

t) Ganancia (pérdida) neta por acción

La ganancia (pérdida) neta por acción se calcula dividiendo la ganancia (pérdida) neta del año por el promedio ponderado de las acciones suscritas y pagadas en circulación durante cada año.

u) Estado de cambios en la posición financiera

Con la expedición de la Circular Externa 067 de diciembre 28 de 2001, la Superintendencia Bancaria eliminó para las entidades financieras la inclusión del estado de cambios en la situación financiera entre los estados financieros básicos.

v) Consolidación

De acuerdo con disposiciones legales, los estados financieros que se acompañan no consolidan activos, pasivos, patrimonio y resultado de las compañías subordinadas en las cuales tiene una participación superior al 50% del capital suscrito y pagado. Estos estados financieros que son considerados de propósito general, son presentados a la asamblea de accionistas y son los que sirven de base para la distribución de dividendos y otras apropiaciones. Sin embargo, por requerimientos legales la Corporación está obligada a presentar adicionalmente estados financieros consolidados a la asamblea de accionistas para su aprobación.

3. CAMBIO EN POLITICAS CONTABLES

Ajustes por inflación

La Superintendencia, a través de la Circular Externa 014 de abril 17 de 2001, eliminó, para propósitos contables, los ajustes integrales por inflación a partir del 1 de enero de 2001 para las entidades del sector financiero, siendo aplicables solamente para efectos de carácter fiscal.

Así, siguiendo las disposiciones establecidas en el Decreto 2649 de 1993, la Corporación reconoció los efectos de la inflación en los rubros no monetarios del balance general hasta el 31 de diciembre de 2000. Los ajustes se efectuaron con base en el porcentaje de ajuste del año gravable (PAAG) publicado por el Departamento Administrativo Nacional de Estadística (DANE) que para el año 2000 fue del 8,77%. La contrapartida de los ajustes efectuados se registraba en la cuenta de corrección monetaria, la cual resumía los efectos en los resultados del período.

La metodología que fue utilizada para efectuar los ajustes integrales por inflación se resume a continuación:

- Los activos y pasivos no monetarios, excepto inventarios y valorizaciones, eran objeto de ajuste a partir del mes siguiente al de adquisición o causación.
- La contrapartida del ajuste por inflación de los activos en periodo improductivo se registraba en la cuenta de balance "crédito por corrección monetaria diferida", la cual se amortizaba contra la cuenta de corrección monetaria en la misma proporción en que se amortizaban dichos activos.
- Mientras los activos en periodo improductivo existían, el ajuste por inflación de la parte proporcional del patrimonio e llevaba a la cuenta de balance "cargo por corrección monetaria diferida."
- El patrimonio se actualizaba utilizando el mismo procedimiento de los activos no monetarios, con excepción de las valorizaciones y de la utilidad del ejercicio, las cuales no se ajustaban por inflación.

El aplicar los ajustes por inflación durante el año 2001 hubiera significado un ingreso neto por corrección monetaria de $10.817.112 así:

Ajuste de activos no monetarios

- Inversiones, Neto	$13,524,342
- Bienes recibidos en Pago de Obligaciones, Neto	3,217,259
- Propiedades y Equipo, Neto	1,612,163
- Otros Activos, Neto	8,693,542
Ajuste del patrimonio de los accionistas	(16,230,194)
Ingreso neto por corrección monetaria que se hubiera registrado	**$10,817,112**

Bienes recibidos en dación de pago

Como se indica en la nota 2, mediante las Circulares Externas 032 y 046 de julio y octubre de 2001 respectivamente, la Superintendencia modificó

las normas para la constitución de provisiones sobre los bienes recibidos en dación de pago, las cuales incluyen la participación de Derechos en Fideicomisos que se hayan recibido en pago de cartera. Lo anterior le significó a la Corporación recuperar $5,532,333 en provisiones.

4. DISPONIBLE

Los recursos disponibles de la Corporación son de alta liquidez; los únicos fondos sujetos a restricción son los depósitos en el Banco de la República, que de acuerdo con las resoluciones externas 028 de 1998, 19 y 22 de 1999 de la Junta Directiva del Banco de la República, establece que las entidades financieras deberán constituir depósitos en dicho Banco a título de encaje como protección a cada depósito o exigibilidad
en los porcentajes establecidos en las citadas resoluciones.

	2001	2000
Moneda Legal		
Cheques	-	284,886
Depósitos en el Banco de la República	12,748,876	9,612,094
Depósitos en Otros Bancos del País	12,549,055	11,904,818
Depósitos en Corporaciones de Ahorro y Vivienda	585,674	3,345,622
	25,883,605	25,147,420
Moneda Extranjera		
Caja	19,316	21,465
Banco de la República	81,619	12,133
Remesas en Tránsito	-	254,591
Corresponsales Extranjeros	6,319,661	2,676,779
	6,420,596	2,964,968
	32,304,201	28,112,388

No existen restricciones adicionales para la utilización del disponible.

Las conciliaciones bancarias al 31 de diciembre de 2001, incluyen partidas con más de 30 días pendientes de corresponder entre sí, cuya depuración no tendrá impacto significativo en los resultados de las operaciones de la Corporación.

5. FONDOS INTERBANCARIOS VENDIDOS Y PACTOS DE REVENTA

	2001	2000
Compromisos de Reventa Cartera	17,071,060	51,944,235
Fondos Interbancarios Vendidos	4,152,044	10,493,808
	21,223,104	62,438,043

Estos fondos son utilizados para aprovechar excesos de liquidez y se pactan a un plazo no mayor a 30 días. Las tasas utilizadas en estas operaciones durante el año 2001 oscilaron entre el 18.44% y 8.44%;

En caso de presentarse incumplimiento, la Corporación se encuentra respaldada con la transferencia en propiedad de los títulos negociados. Durante los ejercicios correspondientes a los años 2001 y 2000 no se presentaron incumplimientos.

6. INVERSIONES RENTA VARIABLE

NO NEGOCIABLES EMPRESA	Número de acciones	Calificación al 2001	Porcentaje poseido al 2001	Costo Ajustado (1)
				22,492
Acerías Paz del Río	25,669,117	E-100%	0.25%	1,317,971
Agrotimbio S.A.	547,005	A	27.11%	18,404,191
Apex S.A.	7,821,000	A	94.95%	391,423
Banco Davivienda	19,772	A	0.06%	1,298
Banco Popular	14,100	A	0.00%	
Betania Gen Inc.				49,068
Bladex S.A	2,138	A		19,749,371
C.F.V. Energy Corporate	8,561	A	25.55%	8,393,618
C.I. Valle Trade S.A.	739,020	A	94.81%	11,311
C.I. Yumbo S.A.	11,001	A	0.00%	292,000
Caliescali.com S.A. (2)	292,000	D -50%	0.00%	782,279
Caribú Internacional S.A. (3)	782,278,588	C-80%	0.00%	761,205
Casa de Bolsa S.A.	186,996	B	20.00%	13,885,231
CFV Bahamas	6,019,000	A	100.00%	18,683,054
Cia. de Inversiones del Valle S.A.	134,078,685	A	92.93%	20,995,939
Cia. Agrop. e Ind. Pajonales S.A.	816,609	A	94.51%	78,936
Colmotores S.A.	38,496	A	0.11%	50,446
Comercializadora Fabricato y Tejicondor S.A.	34,504	A	0.47%	1,036,747
Compañía Aguas de Colombia S.A.	500,000	D -50%	20.00%	8,982,189
Concesionaria Tibitoc S.A. E.S.P	8,084,160	A	33.33%	
Concesiones C.C.F.C. - S.A.				
Constructora Linares S.A.				190,319
Corporación Andina de Fomento	10	A	0.00%	547,554
Deceval S.A.	7,462	A	3.33%	2,094,081
Desarrollos Empresariales Caucano S.A.	1,517,761	A	7.31%	1,587,794
Desmotadora del Norte de Tolima S.A.	232,014	A	92.81%	
Fca. de Hilados y Tejidos del Hato Fabricato S.A.				10,925,802
Fiduciaria del Valle S.A.	8,504,213	A	94.49%	331,593
Futbolred.com S.A. (2)	90,000	A	30.00%	40,297,617
Hoteles Estelar de Colombia S.A.	24,100,708	B	84.26%	1,566,812
IBC Solutions (2)	679,185	A	11.96%	1,121
Inducarbon S.A.	2,528	E-100%	0.09%	6,323,852
Ingenio La Cabaña S.A.	320,671	A	2.78%	87,146
Inmunizadoras Unidas S.A.	1,964,600	D -50%	49.99%	1,036,517
Inversiones Holguín Hurtado & Cia S.A.	199,846	A	2.03%	2,391,579
Inversiones Mayagüez S.A.	279,846	A	2.85%	10,769,265
Leasing del Valle S.A.	56,646,393	A	94.50%	683,893
Mayagüez S.A.	279,846	A	0.58%	
Mavalle Ltda				1,571,656
Molino Pajonales S.A.	27,841	A	92.80%	3,414,259
N. Hurtado & Cia S.A.	2,364,953	A	6.62%	12,795,608
Pesa S.A.	10,328,275	A	96.62%	103,895,760
Pesa S.A. (Boceas) (4)	10,389,576	A		649,951
Pizano S.A.	102,571	C -80%	0.84%	39,019,145
Prodesal S.A. (5)	31,495,745	A	64.50%	808,677
Prodesal del Cauca S.A.	5,000,000	A	17.13%	
Productora de Cauchos S.A.				17,018,310
Proyectos de Infraestructura S.A.	5,942,290	A	29.03%	3,209,888
Proyectos Energéticos del Cauca S.A.	17,955	A	10.70%	572,425
Siderúrgica del Pacífico S.A.	1,388,293	B	2.54%	59,744
Sociedad Hotelera Cien Internacional S.A.	133,393	A	0.39%	2,943,476
Sociedad Portuaria de Buenaventura S.A.	992,284	A	3.31%	23,142
Tejidos el Cóndor S.A.	339,339	B	0.15%	2,867
Valle Bursátiles S.A.	120,000	A	1.33%	
				378,708,622
TOTAL NO NEGOCIABLES				
NEGOCIABLES				
				4,646
Banco de Bogotá	1,190	A	0.00%	1,016,247
Banco de Occidente	342,786	A	0.27%	
Banco Popular		A		
Cadenalco S.A.		A		150,961
Cementos Paz del Río S.A.	96,279	A	0.08%	136,644
Fiduoccidente - Occirenta		A		102,777
Industrias Lehner S.A.		E		575,060
Pizano S.A.		D		103,042,463
Promigas S.A.	16,107,029	A	14.02%	
				105,028,798
PERMANENTES				
Cartón de Colombia S.A.				2,767,821
Cementos del Caribe S.A.	505,216	A	0.41%	3,938,875
Cementos del Valle S.A.	1,049,311	A	0.91%	10,951,213
Colombina S.A.	32,683,321	A	7.59%	125,700,206
Lloreda S.A.	392,512,757	C	53.83%	
				143,358,115
TOTAL PERMANENTES				
				627,095,535
TOTAL INVERSIONES DE RENTA VARIABLE				

(1) Valor en libros incluye ajustes por inflación hasta el 31/12/00 en las Inversiones No Negociables. Las Negociables y Permanentes son valoradas con el precio promedio de los últimos 10 días en que se presenten transacciones en la bolsa.
(2) Son consideradas empresas de reciente creación, por tal razón el valor de mercado y el costo de adquisición son iguales.
(3) La empresa entró a Ley 550 en el mes de septiembre de 2001, se trasladó cuando se recibió la dación el valor de provisión que tenia constituido en cartera.
(4) Se valora de manera integral con la Central Hidroeléctrica de Betania.
(5) El valor de mercado de Prodesal está determinado por el costo ajustado de la inversión anterior, más el costo de adquisición de la inversión nueva.

Año 2001			Año 2000			
Valor de mercado	Valorización	Provisiones	Costo Ajustado (1)	Valor de mercado	Valorización	Provisiones
		22,492	22,492			22,492
1,381,521	63,550		1,317,971	887,111		430,860
21,794,233	3,390,042		18,404,191	20,406,162	2,001,971	
296,900		94,522	391,423	273,049		118,374
649		650				
			3,591,943	4,961,874		
179,382	130,315		46,501	94,032	47,531	
22,678,203	(99,475)		18,716,144	25,238,346	3,577,446	
13,498,688	5,105,070		8,393,618	11,980,556	3,586,938	
12,015	704		11,311	5,784		5,527
292,000		145,999				
		208,885				
1,049,863	288,657		761,205	1,021,019	259,813	
12,364,104		1,521,126	13,158,798	12,882,463		276,335
21,830,691	3,147,638		18,683,054	18,917,162	234,108	
47,014,344	26,018,406		19,368,194	41,889,779	22,521,585	
246,254	167,318		78,936	212,693	133,757	
171,760	121,313		50,446	393,350	342,904	
890,015		591,740	1,036,747	858,905		349,623
12,151,543	3,169,354		8,982,189	9,886,281	904,092	
			4,353,150	4,168,723		184,427
			3,603,552	3,065,981		2,070,561
242,225	51,905		180,362	230,645	50,283	
661,723	114,169		467,242	531,879	64,637	
1,563,097		530,984	2,099,599	1,964,076		135,523
6,370,905	4,783,111		1,587,794	4,842,076	3,254,282	
			27,304	27,304		27,304
16,572,330	5,646,528		10,925,802	14,739,842	3,814,040	
331,593			191,593	190,000		
65,733,717	25,436,100		40,297,617	68,544,101	28,246,484	
1,566,812						
871		1,121	1,121	965		1,121
6,966,658	642,805		6,323,852	5,716,676		607,177
1,122,003	473,855		87,146	1,692,444	759,076	
1,131,854	95,337					
2,091,124		300,455				
25,005,984	14,236,719		3,314,349	24,047,491	20,733,142	
575,834		108,060				
			857,759	857,759		
5,668,578	4,096,923		1,571,656	4,929,546	3,357,890	
4,196,869	782,610					
16,977,721			8,982,779	6,824,013		
103,895,760						
438,877		298,850	649,951	639,361		138,463
39,019,145			30,504,600	32,687,392	2,182,792	
1,552,050	743,373		808,677	1,487,550	678,873	
			482,822	218,074		373,785
26,098,241	9,079,930		11,564,883	15,951,791	4,386,908	
2,966,787		243,099	3,209,888	2,977,126		232,761
604,157	31,732		572,425	703,545	131,120	
60,939	1,195		59,744	59,744		
2,723,869		219,607	2,885,788	2,385,394		500,393
148,213	125,071		23,142	112,199	89,057	
5,404	2,537		2,867	3,858	991	
490,145,505	107,846,792	4,287,590	248,652,627	349,508,121	101,359,720	5,474,726
4,646			2,093	2,093		
1,016,247			1,106,329	1,106,329		
			1,298	1,298		
			355,590	355,590		
150,961			90,737	90,737		
136,644			123,776	123,776		
102,777		30,361	100,000	100,000		30,361
575,060		287,530	575,060	575,060		287,530
103,042,463			91,910,292	91,910,292		
105,028,798		317,891	94,265,175	94,265,175		317,891
			978,304	977,738	(567)	
2,583,462	(184,358)		2,767,821	1,951,599	(816,222)	
3,295,687	(643,188)		3,906,669	3,220,658	(686,011)	
10,249,163	(702,050)					
96,346,181		51,830,341				
112,474,493	(1,529,596)	51,830,341	7,652,794	6,149,995	(1,502,800)	
707,648,796	106,317,196	56,435,822	350,570,596	449,923,291	99,856,920	5,792,617

7. INVERSIONES RENTA FIJA

	Tasa de Interés %	2001	Tasa de Interés %	2000
EN MONEDA LEGAL				
Títulos de Tesorería TES	9,12-15,86	82,637,955	8,51-19,84	32,376,824
Títulos de Desarrollo Agropecuario Clase A	7,46-13,21	6,380,349	13,40-13,87	4,360,302
Títulos de Desarrollo Agropecuario Clase B	9,27-13,59	11,836,264	10,53-13,85	7,710,620
Certificados de Depósito a Término	10,91-15,21	3,120,552	13,23-22,58	7,989,550
Títulos Hipotecarios		-	16,90-19,73	480,026
Otros Títulos	1,52-14,16	12,470,138		3,826,800
Bonos Emitidos por Sociedades	11,61-20,18	60,317,207	15,98-22,28	41,560,428
Titularización	14,52-20,35	18,198,656	8,00-17,14	12,749,069
EN MONEDA EXTRANJERA				
Bonos Colombia	8,74	9,876,167		
Bonos Decreto 2004	6,98-8,09	4,156,942	5,18-10,97	6,811,687
Bonos Decreto 2005	7,81-8,16	16,636,796	5,10-10,62	6,046,051
Bonos Decreto 2007	7,37	7,075,587	5,07-6,71	5,359,228
Bonos Decreto 2008	10,91	43,602		-
Bono Distrito Capital	9,75	6,945,946		-
Títulos de Tesorería TES	4,91-9,37	44,006,233	5,13-9,37	8,637,185
Títulos Emitidos en el Exterior	5,46-17,63	36,447,372	5,20-12,13	30,261,319
		320,149,766		168,169,089

Las anteriores inversiones fueron en los años 2001 y 2000 calificadas por el riesgo de solvencia en categoría "A", a excepción de los bonos Emcali los cuales se encuentran calificados en "C" y provisionados en $6,920,000.

Según resoluciones 77 de 1990 y 29 de 1991 de la Junta Monetaria y 28 de 1992, 6, 11 y 13 de 1996 y 3 de 2000 de la Junta del Banco de la República, los establecimientos de crédito deben efectuar inversiones obligatorias en títulos emitidos por el Fondo para el Financiamiento del Sector Agropecuario FINAGRO. Así mismo, el artículo 45 de la Ley 546 de 1999 establece que todos los establecimientos de crédito están sujetos y obligados a invertir en títulos de reducción de deuda - TRD – en el porcentaje establecido en la misma ley y de acuerdo con el procedimiento descrito para tal efecto por la Superintendencia Bancaria en la Circular Externa 053 de 2000.

8. PROVISIONES PARA PROTECCION DE INVERSIONES

Al 31 de diciembre la Corporación evaluó la totalidad de las inversiones de acuerdo con las disposiciones de la Superintendencia en relación con el riesgo de solvencia y provisionó las calificadas en las categorías C, D y E, "Inversiones de riesgo superior al normal":

		Provisión	
	Calificación	2001	2000
RENTA VARIABLE			
Por Riesgo de Solvencia			
Deficiente	C	52,127,000	171,781
Difícil Recuperación	D	878,538	1,929,557
Irrecuperable	E	53,724	81,122
Por Riesgo de mercado		3,376,561	3,610,157
Total Provisiones Renta Variable		56,435,823	5,792,617
RENTA FIJA			
Por Riesgo de Solvencia			
Deficiente	C	6,920,000	6,920,000
Total Provisiones		63,355,823	12,712,617

9. CARTERA DE CREDITOS Y ACEPTACIONES BANCARIAS

El saldo de la cartera de créditos al 31 de diciembre comprendía:

	2001	2000
Clientes	918,682,920	853,539,645
Accionistas y Administradores	500,000	92,741,355
	919,182,920	946,281,000
Aceptaciones Bancarias	877,356	1,275,093
	920,060,276	947,556,093

La cartera de crédito de acuerdo con el vencimiento, se clasificó así:

	2001	2000
Garantías Admisibles Cartera Comercial y de Consumo		
Vigente	528,390,321	533,529,690
Vencida hasta 12 meses	17,810,178	8,528,699
Vencida más de 12 meses	3,396,059	2,252,682
Vencida más de 24 meses	4,122,602	2,690,675
	553,719,160	547,001,746
Otras Garantías Cartera Comercia y de Consumo		
Vigente	364,792,380	393,299,794
Vencida hasta 12 meses	397,303	378,466
Vencida mas de 12 meses	-	5,283,091
	365,189,683	398,961,351
Cartera Hipotecaria para Vivienda		
Vigente	192,625	251,795
Vencida hasta 12 meses	16,716	49,279
Vencida más de 12 meses	64,736	16,829
	274,077	317,903
Aceptaciones Bancarias	877,356	1,275,093
	920,060,276	**947,556,093**

La cartera de créditos de la Corporación incluye préstamos otorgados con recursos provenientes de cupos de crédito, líneas especiales de crédito, empréstitos externos, líneas de crédito contratadas con organismos internacionales, así como de fondos de carácter financiero administrados por el Banco de la República.

La siguiente es la calificación y clasificación de la cartera de créditos de acuerdo con lo establecido en la circular externa 100 de 1995, y las modificaciones a la misma contempladas en la circular externa 070 de 2000, emitidas por la Superintendencia.

Las aceptaciones bancarias durante el año 2001 no presentaron incumplimientos o reclasificaciones a aceptaciones después del plazo. *A continuación se detalla la composición de la cartera de créditos por zonas, calificación y sectores económicos.*

CARTERA DE CREDITOS POR ZONA Y CALIFICACION

2001

Zona	Capital	A y B	C	D	E	Participación
Valle	501,504,852	430,629,432	1,680,130	64,973,262	4,222,028	54.56%
Bogotá	229,845,268	218,511,174	2,988,509	1,324,003	7,021,582	25.01%
Medellín	102,517,783	93,151,717	7,832,688	1,533,379	0	11.15%
Barranquilla	85,315,017	81,136,319	1,741,317	1,946,875	490,506	9.28%
	919,182,920	**823,428,641**	**14,242,644**	**69,777,519**	**11,734,115**	**100.00%**

CARTERA DE CREDITOS POR ZONA Y CALIFICACION

Zona	Capital	A y B	C	D	E	Participación
	2000					
Valle	567,377,804	422,469,368	63,495,553	71,477,787	9,935,095	59.96%
Bogotá	218,304,012	193,985,227	7,937,314	6,963,815	9,417,656	23.07%
Medellín	97,066,624	86,854,514	9,416,064	631,500	164,546	10.26%
Barranquilla	63,532,517	57,115,510	3,091,317	2,834,228	491,461	6.71%
	946,280,956	**760,424,620**	**83,940,248**	**81,907,329**	**20,008,759**	**100.00%**

COMPOSICION DE LA CARTERA DE CREDITOS POR SECTOR ECONOMICO

Cartera por sector y calificación año 2001

Sector	A y B	C	D	E	Concentración
Agropecuario, Caza y Pesca	9,885,886	1,406,977	579,628	4,787,494	1.81%
Alimentos y Bebidas	155,142,051		70,000	490,506	16.94%
Caucho, Plástico, Petróleo, Gas y Energía	120,384,881				13.10%
Construcción	46,776,961		21,463,776		7.42%
Entidades de Servicios	84,514,860		43,278,432		13.90%
Financiero, Seguro Bienes Inmuebles	54,841,039		1,324,003		6.11%
Hoteleria y Turismo	10,603,396	1,669,186			1.34%
Madera	6,465,236			1,536,893	0.87%
Otros	70,284,160	10,944	48,266	1,403,536	7.81%
Papel, Cartón y Editoriales	62,664,717		1,340,497	2,572,261	7.24%
Quimico	95,195,466		415,822	943,425	10.50%
Siderúrgica y otros Metales	24,703,366	17,864			2.69%
Textiles, Cuero y otras Confecciones	13,799,547	11,137,673	1,257,096		2.85%
Transporte y Telecomunicaciones	68,167,075				7.42%
	823,428,642	**14,242,644**	**69,777,519**	**11,734,115**	**100.00%**

Cartera por sector y calificación año 2000

Sector	A y B	C	D	E	Concentración
Agropecuario y Pesca	19,219,401		1,570,989	3,194,833	2.53%
Alimentos y Bebidas	84,815,498	26,758,601	500,000	490,461	11.90%
Azúcar	90,577,988	1,238,855	579,628		9.76%
Caucho, Plástico, Petróleo, Gas y Energía	30,417,268	1,126,700		5,283,091	3.89%
Comercio	12,324,221	163,868			1.32%
Construcción	6,883,747		26,670,184		3.55%
Entidades de Servicios	69,035,957	3,235,577	19,651,936		9.71%
Financiero	81,735,559		6,558,630		9.33%
Financiero, Seguro Bienes Inmuebles	13,500,000				1.43%
Hoteleria y Turismo	12,509,546				1.32%
Otros	100,154,610	39,744,969	108,933	6,237,002	15.45%
Papel, Cartón y Editoriales	66,538,904	1,340,497		1,932,849	7.38%
Quimico	74,556,898			152,757	7.90%
Siderúrgicas y otros Metales	25,491,745	17,864	25,596,418		5.40%
Telefonia Celular	20,000,000				2.11%
Textiles y otras Confecciones	11,174,923	10,313,317	631,500	2,717,765	2.62%
Transporte Aéreo	600,000				0.06%
Transporte y Telecomunicaciones	40,888,354		39,112		4.33%
	760,424,620	**83,940,248**	**81,907,329**	**20,008,759**	**100.00%**

31 de Diciembre de 2001

Comercial	Capital	Intereses	Otros Conceptos	Garantía Admisible	Provisión Capital	Provisión Intereses	Provisión Otros Conceptos
A - Normal	676.590.981	19.043.365	12.495.099	565.675.194	7.490.566	154.322	2.419.196
B - Aceptable	145.031.239	5.800.730	29.560	194.690.454	5.959.719	105.221	296
C - Deficiente	14.231.700	54.036	5.537	11.350.469	2.654.469	29.273	5.537
D - Difícil Cobro	71.374.655	1.407.820	64.374	74.660.057	30.505.376	1.278.230	64.374
E - Irrecuperable	111.564.710	265.105	15.604	5.691.743	10.749.208	265.290	15.604
Otros	-			-	-	-	-
Subtotal	**918.793.285**	**26,571,055**	**12.610.173**	**852.068.343**	**57.359.339**	**1.832.336**	**2.505.006**
Consumo							
A - Normal	37.019	105	-	73.100	-	-	-
B - Aceptable	11.113	155	-	13,000	20	2	-
C - Deficiente	1.620	-	-	8.800	-	-	-
D - Difícil Cobro	476	13	-	6,300	-	13	-
E - Irrecuperable	65.331	9,847	-	60.115	61,338	9,865	-
Otros		-	-				
Subtotal	**115.559**	**10.120**	**-**	**161.315**	**61.359**	**9,880**	**-**
Hipotecaria							
A - Normal	137.337	511	-	343.218	-	-	-
B - Aceptable	1.500	-	-	12.000	-	-	-
C - Deficiente	9.324	-	-	30.574	-	-	-
D - Difícil Cobro	21.842	739	40	36.940	717	699	40
E - Irrecuperable	104.074	9.876	-	160.955	61.236	9.876	-
Otros							
Subtotal	**274.077**	**11.125**	**40**	**583.687**	**61.953**	**10.575**	**40**
Total Garantías				**852.813.345**			

Créditos Reestructurados

Comercial	Capital	Intereses	Otros Conceptos	Garantía Admisible	Provisión Capital	Provisión Intereses	Provisión Otros Conceptos
A - Normal	74.279.594	11.770.299	8.470	104.249.245	-	-	
B - Aceptable	93.653.031	3.615.222	23.400	148.158.755	1.436.260	83.565	234
C - Deficiente	12.562.514	53.868	-	8.101.289	2.534.200	29.105	-
D - Difícil Cobro	73.869.347	1.297.349	94.569	57.081.907	22.215.654	1391.918	94.569
E - Irrecuperable	2.427.913	2.056	15.604	911.291	2.397.491	17.660	15.604
	256.792.399	**16.738.794**	**142.043**	**318.502.486**	**28.583.604**	**1.522.247**	**110.407**

Créditos con Acuerdos Informales, Extraconcordatarios y en Trámite de Concurso

	Capital	Intereses	Otros Conceptos	Garantía Admisible	Provisión Capital	Provisión Intereses	Provisión Otros Conceptos
D - Difícil Cobro	475	202	-	-	250	-	
E - Irrecuperable	5.702	630	-	1.578.677	5.702	-	-
	6.177	**832**	**-**	**1.578.677**	**5.952**	**-**	**-**

31 de Diciembre de 2000

Comercial	Capital	Intereses	Otros Conceptos	Garantía Admisible	Provisión Capital	Provisión Intereses	Provisión Otros Conceptos
A - Normal	516,929,329	7,987,409	71,381,717	919,928,962	4,379,328	-	627,157
B - Aceptable	243,254,540	13,950,923	126,565	282,234,198	7,065,015	347,305	20,232
C - Deficiente	83,926,867	2,151,684	26,942	82,655,928	23,693,271	2,151,684	26,942
D - Difícil Cobro	81,876,413	1,412,538	140,552	115,913,242	13,881,125	1,412,538	140,552
E - Incobrable	19,855,269	46,187	9,926,830	14,695,965	16,755,010	46,187	9,926,830
Subtotal	**945,842,418**	**25,548,741**	**81,602,606**	**1,415,428,295**	**65,773,749**	**3,957,714**	**10,741,713**
Consumo							
A - Normal	48,018	156	-	103,600	3,038	-	-
B - Aceptable	4,086	55	-	14,000	-	1	-
C - Deficiente	-	-	-	-	-	-	-
D - Difícil Cobro	3,446	144	-	6,500	290	144	-
E - Incobrable	65,129	9,800	-	72,147	61,338	9,800	-
Subtotal	**120,679**	**10,155**	**-**	**196,247**	**64,666**	**9,945**	**-**
Hipotecaria							
A - Normal	171,468	698	-	452,974	38,217	-	-
B - Aceptable	17,179	242	-	55,574	111	124	-
C - Deficiente	13,381	-	-	19,000	211	-	-
D - Difícil Cobro	27,470	694	-	66,608	1,204	694	-
E - Incobrable	88,405	12,064	-	113,795	48,012	12,064	-
Subtotal	**317,903**	**13,698**	**-**	**707,951**	**87,755**	**12,882**	**-**
	946,281,000	**25,572,594**	**81,602,606**	**1,416,332,493**	**65,926,170**	**3,980,541**	**10,741,713**
Ajuste por inflación de las garantías				115,192,434			
Total Garantías				**1,531,524,927**			

Créditos Reestructurados

Comercial	Capital	Intereses	Otros Conceptos	Garantía Admisible	Provisión Capital	Provisión Intereses	Provisión Otros Conceptos
A - Normal	34,846,740	938,466	2,084	20,059,632	-	-	-
B - Aceptable	162,903,362	12,605,466	125,891	194,162,306	6,322,572	282,184	18,682
C - Deficiente	82,524,144	2,148,472	26,942	82,556,328	23,581,154	2,148,472	26,942
D - Difícil Cobro	26,096,418	1,139,883	85,311	42,500,000	492,636	1,139,883	85,311
E - Incobrable	3,372,817	42,207	30,357	6,704,601	773,005	42,207	30,357
	309,743,481	**16,874,494**	**270,585**	**345,982,867**	**31,169,367**	**3,612,746**	**161,292**

Créditos con Acuerdos Informales, Extraconcordatarios y en Trámite de Concurso

Comercial	Capital	Otros Intereses	Conceptos	Garantía Admisible	Provisión Capital	Provisión Intereses	Provisión Otros Conceptos
D - Difícil Cobro	500,000	-	-	-	250,000	-	-
E - Incobrable	10,405,523	-	32	1,190,912	10,405,523	-	32
	10,905,523	**-**	**32**	**1,190,912**	**10,655,523**	**-**	**32**

Coeficientes de Riesgo Individual y Global

	2001	2000
Individual		
Cartera Comercial	5.53%	8.47%
Cartera Consumo	5.82%	8.73%
Cartera de Vivienda (Hipotecaria) 8.21%	6.14%	
Global	5.54%	8.47%

Operación Colector

La Corporación realizó entre noviembre 30 y diciembre 29 de 1999, una vez aprobada por la Superintendencia, una operación colector, que consiste en la venta en firme a mediano o largo plazo de activos *improductivos (cartera, bienes recibidos en pago de obligaciones, etc.)* a una persona jurídica, formada en algunos casos por los mismos socios o vinculados a la Institución.

La Corporación efectuó venta de cartera por un total de $23.816.056, a la Compañia Invervalle S.A., empresa en la cual la Corporación participa en un 94.9% de su capital. Las condiciones de la venta contemplaron un pago de contado por $6,141,086 y un crédito por $17,674,970 con un plazo de 10 años, amortizaciones a capital en 3 cuotas iguales a partir del séptimo año y una tasa de interés del IPC con adición de un punto porcentual cada dos años a partir del tercer año.

No se presentó recuperación de provisiones ni utilidad en la venta de cartera. El precio de venta fue establecido por su valor en libros.

Esta transacción generó ingresos en los años 2001 y 2000 por concepto de causación de intereses sobre el crédito otorgado por valor de $1,443,663 y $1,664,011 respectivamente.

La Compañia Invervalle S.A. canceló durante los años 2001 y 2000 intereses por $948,207 y $1,536,224 respectivamente, y realizó un pago anticipado a capital por $430,000, y $1,112,875 respectivamente

El crédito de la Compañia Inversiones del Valle S.A. se encuentra calificado en categoria de riesgo B (Aceptable).

10. PROVISION PARA CARTERA DE CREDITOS

El movimiento de la cuenta Provisión para Cartera de Créditos durante el año fue el siguiente:

	2001	**2000**
Saldo al principio del año	65,926,170	41,625,924
Provisión Cargada a Gastos	29,716,761	36,126,826
Recuperación de Provisiones (1)	(28,880,456)	(6,894,152)
Castigo de Cartera	(9,238,570)	(4,932,428)
Saldo al final del año	57,523,905	65,926,170

(1) Corresponde principalmente a $19,870,000 por recuperación de la provisión sobre el crédito de Lloreda S.A., y cuyo valor fue trasladado como provisión para la protección de inversiones, en razón a la capitalización de las acreencias que efectuó la Corporación dentro del proceso de reestructuración bajo ley 550 de intervención económica solicitada por el cliente.

11. CUENTAS POR COBRAR, NETO

	2001	**2000**
Intereses y Comisiones	28,161,504	26,734,904
Dividendos y Participaciones	764,452	34,610
Pagos por Cuenta de Clientes (1)	655,128	68,196,286
Venta de Bienes y Servicios	2,625	-
Cheques Devueltos	3,705	4,405
Anticipo a Contratos (2)	774,527	49,261,889
Varios en Moneda Extranjera (3)	6,379,137	11,510,794
Otros Menores	2,461,395	2,549,740
	39,202,473	158,292,628
Menos: Provisión	6,742,205	14,722,255
	32,460,268	143,570,373

(1) En enero 2 de 2001 fueron canceladas las operaciones Next Day por venta de divisas así: Carguill $22,267,500, Citibank $22,317,239 y Banco de Colombia $22,311,500 y que fueron constituidas al cierre del año 2000 y representan el 98% del saldo para el mismo año.

(2) La Corporación suscribió un contrato de anticipo de capitalización *futura entre el 13 de diciembre de 1999 y diciembre 28 de 2000*, promesa que tuvo la necesidad de ser legalizada anticipadamente por peticiones de la Superintendencia, y que en cumplimiento y sustitución del contrato, la compañia Pesa S.A. inversionista de la Central Hidroeléctrica de Betania, emitió bonos obligatoriamente convertibles en acciones, títulos que tienen un vencimiento el 31 de diciembre de 2002. El saldo suscrito por la Corporación a diciembre de 2001, asciende a $ 103,895,760.

(3) Corresponde a títulos valores vencidos y no liquidados por el emisor así:

- Al 31 de diciembre de 2000, hacian parte del saldo de esta subcuenta $ 7.979.667 con el Grupo Acereros del Norte, compañia mexicana que se encuentra en proceso de reestructuración de su deuda; su casa matriz adelanta la gestión de compra de las acreencias. Este valor al 31 de diciembre de 2000 se encontraba totalmente provisionado, deuda que fue castigada en el año 2001.

- Al 31 de diciembre de 2000, aparecían $ 1.836.416 a cargo de Carsa Panamá, correspondientes a títulos valores vencidos no liquidados por el emisor quien se acogió a la Ley 550 de Intervención Económica. A partir del mes de octubre, este valor fue totalmente provisionado, deuda que fue castigada en el año 2001.

◦ Al 31 de diciembre de 2001 y 2000 figura en esta subcuenta un saldo por cobrar a cargo de E.D. Bombril por $4.768.717 y $1.694.711 respectivamente, caso que presenta dos fallos, uno a favor y otro en contra de los tenedores de bonos, por parte de la corte de Bahamas; se espera un nuevo fallo por parte de la corte de Inglaterra donde fue trasladado el caso por la experiencia de dicha corte en este tipo de conflictos.

◦ Al 31 de diciembre de 2001, figuran así mismo en esta subcuenta $311.488 de Interocean Investments Inc y $1.130.360 a cargo de Román Robayna, los cuales se encuentran totalmente provisionados.

El movimiento de la cuenta Provisión para Cuentas por Cobrar durante el año fue el siguiente:

	2001	2000
Saldo al Principio del Año	14,722,255	8,055,027
Provisión Cargada a Gastos	4,526,535	10,934,937
Recuperación de Provisiones	(1,811,193)	(4,051,752)
Castigo de Cuentas por Cobrar (1)	(10,695,392)	(215,957)
	6,742,205	14,722,255

(1) El valor en el castigo de cuentas por cobrar está relacionado con lo mencionado en el numeral 3 anterior.

12. CONTRATOS A TERMINO Y DE FUTURO

	2001	2000
Derechos de venta	642,884,82	296,484,774
Obligaciones de venta	(622,366,144)	(302,967,197)
Derechos de compra	656,189,792	343,156,716
Obligaciones de compra	(671,861,351)	(338,525,718)
Derechos swaps	1,025,007,621	-
Obligaciones swaps	(1,024,395,594)	-
Utilidad Call sobre divisas	8,091	371,070
Utilidad Puts sobre divisas	(1,936,431)	(668,772)
	3,530,806	(2,149,127)

Relación de saldos promedios comparativos sobre obligaciones, derechos, utilidad y pérdida

	2001				2000			
	Venta	**Variación %**	**Compra**	**Variación %**	**Venta**	**Variación %**	**Compra**	**Variación %**
Derechos								
Divisas	521,235,332	**103.00%**	490,725,324	**91.12%**	256,768,699	**71.03%**	224,208,167	**104.01%**
Títulos	37,811,548	**75.37%**	118,746,112	**56.79%**	21,560,408	**28.03%**	75,737,033	**(21.59)%**
	559,046,880	**100.86%**	**609,471,436**	**103.19%**	**278,329,107**	**66.70%**	**299,945,200**	**45.26%**
Obligaciones								
Divisas	517,969,139	**100.66%**	493,217,353	**121.37%**	258,137,270	**73.69%**	222,800,897	**84.99%**
Títulos	35,571,695	**66.03%**	119,227,623	**57.07%**	21,424,567	**14.80%**	75,909,192	**-(21.25)%**
	553,540,834	**98.00%**	**612,444,976**	**105.03%**	**279,561,837**	**67.12%**	**298,710,089**	**37.76%**
	Utilidad		**Pérdida**		**Utilidad**		**Pérdida**	
Resultado promedio mensual	6,218,017	**55.42%**	5,205,403	**27.35%**	4,000,867	**19.29%**	4,087,325	**56.90%**

La Corporación ha definido que debe cubrir su riesgo por la diferencia en cambio generada producto de la posición propia (activos menos pasivos en moneda extranjera), lo que la conlleva a efectuar operaciones de cobertura mediante la realización de contratos a futuro y operaciones con derivados, cuando la situación del mercado lo amerita. Los plazos mínimos y máximos oscilaron entre 3 y 489 días durante el año terminado el 31 de diciembre de 2001 y entre 3 y 488 días durante el año terminado el 31 de diciembre de 2000. La administración de la Corporación ha definido

políticas, como también ha incorporado el manual de funciones y procedimientos para la realización de este tipo de operaciones que le permiten administrar el riesgo de manera moderada.

13. BIENES REALIZABLES Y RECIBIDOS EN PAGO DE OBLIGACIONES, NETO

	2001	2000
Bienes Realizables		
Bienes inmuebles	9,369,864	4,341,554
Recibidos en pago		
Bienes Inmuebles	59,846,968	61,444,153
Bienes Muebles	2,349,096	5,167,691
	62,196,064	66,611,844
Provisión para Protección de Bienes recibidos en Pago	(24,443,734)	(23,112,566)
	47,122,194	47,840,832

A continuación presentamos el detalle de los bienes recibidos en dación de pago que componen el saldo de esta cuenta:

CORPORACION FINANCIERA DEL VALLE S.A.

BIENES RECIBIDOS EN DACION DE PAGO

DICIEMBRE DE 2001

Cliente	Descripción	Costo Ajustado	Provisión acumulada	% de Part	Valor Avalúo
Liscano Hermanos (Ver nota)	Inmueble donde funcionan las instalaciones - Cali	4,448,408,072	3,558,320,536	49.08%	1,423,517,451
Hilacol S.A.	Bodegas 5,6,7,8,9 Estac. A-B-C- Cra 50 #100-34 - Bogotá	5,711,368,584	4,210,299,596	47.40%	2,501,781,646
Textiles Durán Ltda - Duratex	Local Cra. 13 # 46-62 - Bogotá	119,386,305	69,837,105	100.00%	82,582,000
Textiles Durán Ltda - Duratex	Local Cra. 13 # 46-64/68 - Bogotá	294,372,040	197,803,840	100.00%	160,947,000
Fundación Valle del Lilí	Edificios A y B Centro Comercial Petecuy (Garajes y Locales)	3,811,773,542	3,028,704,668	100.00%	997,329,100
Celulosa del Valle S.A	Terreno La Laguna, Corregimiento El Carmelo	4,148,624,750	3,361,641,742	58.60%	1,049,800,770
Celulosa del Valle S.A.	Maquinaria - Equipo - Muebles y enseres	2,325,337,007	2,325,337,007	58.60%	2,982,010,506
Vedescol	Lotes No. 1 y No. 2 Via Guacarí - Buga - Margen Derecha - Guavitas	36,120,020	12,232,149	35.39%	39,813,119
Fundación Valle del Lilí	Local 144 Centro Comercial Petecuy	302,052,112	223,192,912	100.00%	131,432,000
Fundación Valle del Lilí	Mezanine Local 144	77,372,554	43,232,554	100.00%	56,900,000
Fundación Valle del Lilí	Local 26 C.C. Petecuy	6,945,752	3,578,552	100.00%	5,612,000
Fundación Valle del Lilí	Bodega 400	4,663,263	2,820,716	100.00%	2,931,600
Fundación Valle del Lilí	Parqueadero 136	3,853,934	853,934	100.00%	5,000,000
Las Mañanitas Ltda	Lote en Yumbo	965,516,522	0	100.00%	2,113,566,846
Agropecuaria Calderón Merchán S.A.	Lotes 33 y 36 de la Parcelación Bosques de Calima	85,735,050	60,016,224	100.00%	42,864,710
Lloreda S.A.	Inmueble La Americana Cra 1B y 1D Cl 47 y 52 Cali	3,084,283,980	1,547,336,460	100.00%	2,561,579,200
Lloreda S.A.	Inmueble Medellín	489,688,545	206,752,553	100.00%	415,742,500
Agropecuaria Calderón Merchán S.A.	7 Inmuebles en la Parcelación Bosques de Calima III Etapa	212,916,513	106,475,063	100.00%	158,996,760
Decorcerámica S.A.	Lote Bodega No. 6 - 1168.94 Mts2	267,484,351	105,843,694	100.00%	254,480,150
Decorcerámica S.A.	Lote Bodega No. 7 - 1169.22 Mts2	267,548,440	117,057,988	100.00%	221,838,000
Casa Color S.A.	Local No. 121	83,172,049	39,608,886	100.00%	29,442,000
Casa Color S.A.	Local No. 11	105,359,124	37,812,808	100.00%	53,280,000
Constructora Meléndez S.A.	Lote de terreno Manzana 62 Urb. El Caney, I Et. con área de 4.194.95 Mts2	620,017,253	214,317,632	100.00%	566,318,250
Lloreda S.A.	Parcelación El Rancho, Cra. 114 (Av. Miramonte) Entre Cra 113A y Calle 9	2,949,893,129	958,761,853	100.00%	2,283,780,590
Vizcaya Centro Comercial	Local Cra. 43A No. 16 Sur - 31 Parqueadero 1 (Medellín) Edificio Corfivalle	316,545,446	89,498,246	100.00%	378,412,000
Constructora Meléndez S.A.	Lote 1 San Joaquin II	18,602,548,193	885,303,010	100.00%	29,528,741,970
Desarroladora Arboleda	Lote Interior #4 Agrp. Zona Franca de Bogotá Lote 35,Lote 135K,L,M	4,148,568,046	1,029,498,633	100.00%	4,591,928,500
Francoper	Calle 54 No. 25-81 Restaurante 1-178 Edif. Galeria Ciudadela Comercial	4,167,564,702	1,151,599,468	100.00%	4,026,022,000
Proyectos y Servicios de ING "P.S.I."	Lote de Terreno de forma irregular con un area de 909.60mts2 en Medellín	227,489,983	66,792,694	100.00%	282,772,000
Corructec	Casa Cra. 35a oeste no.3-30 b. San fernando	233,002,346	57,528,337	100.00%	264,000,000
T.K.F. Engineering & Trading	Lote en Yumbo 1334.8 mts2 Acopi Cra 38 #11-95	421,276,878	5,592,078	100.00%	692,808,000
T.K.F. Engineering & Trading	Lote en Yumbo 2100. mts2 Acopi Cra 37 #11-104	745,304,391	92,534,391	100.00%	1,087,950,000
Susaeta Ediciones y Cia. Ltda	Bodega Cra 43A # 49B-15 Envigado (Antioquia)	445,095,512	135,340,969	60.60%	510,895,572
T.K.F. Engineering & Trading	Equipos	23,758,668	23,758,668	100.00%	
Hugo Restrepo y Cía. S. En C.	Local 101 Calle 85 #12 89 - Bogotá	148,163,750	11,445,455	100.00%	211,662,500
Hugo Restrepo y Cía. S. En C.	Casa cra 13 #82 36-42 - Bogotá	465,654,287	35,971,179	100.00%	665,220,410
Hugo Restrepo y Cía. S. En C.	Ofic 601 cra 18 #88 17 - Bogotá	133,875,000	10,341,667	100.00%	191,250,000
Hugo Restrepo y Cía. S. En C.	Ofic 602 cra 18 #88 17 - Bogotá	133,875,000	10,341,667	100.00%	191,250,000
Hugo Restrepo y Cía. S. En C.	4 Garajes cra 18 #88 17 - Bogotá	18,200,000	1,405,925	100.00%	26,000,000
Hugo Restrepo y Cía. S. En C.	2 Depósitos cra 18 #88 17 - Bogotá	2,100,000	162,222	100.00%	3,000,000
C.I. Valle Trade S.A.	Locales 1-24; 1-25; Garajes 661,789,790	1,392,000,000	331,866,838	100.00%	1,689,998,000
Alfredo Steckerl e Hijos S.A.	Local Carrera 54 No. 70-15 Barranquilla	149,149,199	15,441,378	20.37%	132,771,660
TOTAL		62,196,064,290	24,386,261,300		62,616,228,811

La administración de la Corporación actualmente adelanta las gestiones para la realización de estos bienes y espera que se realicen dentro de los plazos establecidos por la Superintendencia; igualmente y en razón a la entrada en vigencia de la Circular Externa 046 de 2001, la Corporación se ajustó a lo citado en la mencionada circular y estimó la pérdida máxima esperada en la venta o realización de los bienes inmuebles en un valor equivalente al 40% del valor comercial determinado mediante el avalúo técnico actualizado. Se espera que a junio de 2002 se encuentren ajustadas las provisiones a esta disposición.

La Corporación designó al área de Banca Especial para que adelante las gestiones necesarias para la comercialización de estos bienes.

El costo financiero de poseer estos bienes considerados activos improductivos se ha estimado aproximadamente en $7,548,332 en el año 2001 y $7,953,598 en el año 2000.

14. PROPIEDADES Y EQUIPO, NETO

	2001	2000
Terrenos	1,274,178	1,446,586
Oficinas en Propiedad Horizontal	8,945,541	11,912,338
Muebles, Enseres, Equipos de Oficina y de Cómputo	9,672,050	13,622,507
Vehículos	211,952	186,805
	20,103,721	27,168,236
Depreciación Acumulada	(11,544,614)	(15,603,923)
Provisión Acumulada	(18,685)	(18,685)
	8,540,422	11,545,628

Durante el año 2001 fueron trasladados a la cuenta de bienes realizables, activos de propiedad de la Corporación que se tienen para la venta. El valor del traslado fue de $2,145,486.

Las propiedades y equipos de la Corporación se encuentran debidamente amparados contra todo tipo de riesgo, dependiendo de su naturaleza y por valores que cubren suficientemente cualquier contingencia de pérdida de los mismos, e igualmente se encuentran libres de todo gravamen.

Los avalúos de los bienes corresponden a los practicados en diciembre de 2000 y se discriminan así:

	2001	2000
Terrenos y Oficinas en Propiedad Horizontal	13,493,461	13,493,461
Muebles, Enseres, Equipos de Oficina y de Cómputo	1,565,391	1,565,391
Vehículos	175,776	175,776
Total	15,234,628	15,234,628

Con un efecto de valorizaciones así:

	2001	2000
Terrenos y Oficinas en Propiedad Horizontal	6,446,624	6,773,903
Muebles, Enseres, Equipos de Oficina y de Cómputo	128,483	128,483
Vehículos	46,443	46,443
	6,621,550	6,948,829
Valorizaciones activos trasladados a bienes realizables	1,753,461	673,244
	8,375,011	7,622,073

15. OTROS ACTIVOS, NETO

	2001	2000
Créditos a empleados (1)	2,440,503	2,329,152
Saldos a favor en Impuestos por Anticipos y Retenciones	87,059	-
Derechos en Fideicomisos (2)	61,724,417	111,787,520
Intereses y otros pagados por anticipado (3)	2,616,529	3,219,651
Cartas de crédito pago diferido (4)	11,572,563	-
Otros	1,857,012	1,594,179
	80,298,083	118,930,502
Provisión	(2,618,748)	(34,479,428)
	77,679,335	84,451,074

(1) Incluye préstamos por $1,262,790 (2000 en $1,580,498) para vivienda a cargo de empleados de la Corporación, respaldados con garantía hipotecaria. De acuerdo con la Circular Externa No. 100 de la Superintendencia, estos préstamos fueron calificados en categoría "A".

(2) Los saldos más representativos de la cuenta corresponden a:

	2001	2000
Fideicomiso para desarrollo inmobiliario(a)	45,478,881	32,131,505
Fideicomiso bienes realizables y recibidos en dación de pago	7,368,577	16,831,975
Fideicomiso de administración y venta de inversión (b)	8,522,498	62,469,579
Fideicomiso de administración de cartera	354,461	354,461
	61,724,417	111,787,520

a) El incremento corresponde a fideicomisos de bienes realizables y recibidos en dación de pago que la Corporación ha aportado para el desarrollo de proyectos inmobiliarios.

b) En el año 2001 se constituye un fideicomiso de inversión con la compra de acciones de Prodesal S.A. a Smurfit Cartón de Colombia S.A. y se cancela el encargo fiduciario que contenía las acciones de la compañía Lloreda S.A. en razón del acuerdo de reestructuración firmado

bajo la Ley 550 de Intervención Económica, que incluye la capitalización por parte de la Corporación de la totalidad de las acreencias, y su registro se efectúa como inversión permanente. En el año 2000 en virtud del acuerdo de accionistas, se dispuso que se estableciera un encargo fiduciario con una Sociedad Fiduciaria al cual quedarían afectadas la totalidad de las acciones de Lloreda S.A., de las que son titulares la Corporación y las sociedades accionistas de Lloreda S.A., con la finalidad de vender o conseguir la participación de un socio estratégico.

(3) El movimiento de la cuenta de intereses y otros pagados por anticipado durante el año fue:

	2001	2000
Saldo al inicio del año	3,219,651	2,522,922
Cargos del periodo	17,884,419	17,147,911
Amortizaciones durante el año	18,487,541	16,451,182
Saldo al final del año	2,616,529	3,219,651

(4) Corresponde a cartas de crédito otorgadas a Carguill hasta por un año con vencimientos periódicos y su amortización se hace en el mismo tiempo.

16. VALORIZACIONES DE ACTIVOS, NETO

	2001	2000
Inversiones		
Valorizaciones	107,846,792	101,359,719
Desvalorización de inversiones permanentes	(1,529,596)	(1,502,799)
	106,317,196	99,856,920
Propiedades y Equipos	8,375,011	7,622,073
	114,692,207	107,478,993

17. DEPOSITOS Y EXIGIBILIDADES

	2001	2000
Moneda Legal		
Certificados con Vencimiento inferior a seis meses	379,846,704	346,559,064
Certificados con Vencimiento entre seis meses e inferiores a un año	155,462,798	71,436,142
Certificados con Vencimiento igual o superior a un año	172,682,082	107,705,453
Cuentas de Ahorro	421,026	12,166,166
Sobregiros Bancarios	6,925,855	87,307
Otros Depósitos	594,637	75,919
	715,933,102	538,030,051

Los certificados de depósito a término en moneda legal devengaron intereses cuyas tasas fluctuaron en el año 2001 entre el 6.25% y el 15.55% anual; y en el año 2000, entre el 8.20% y el 17.25% anual; con vencimientos antes de un año, pero no inferiores a 3 meses y prorrogables a voluntad del depositante.

18. FONDOS INTERBANCARIOS COMPRADOS Y PACTOS DE RECOMPRA

	2001	2000
Compromisos de Recompra de Inversiones Negociadas	108,144,708	7,912,708
Fondos Interbancarios Comprados	17,247,547	9,372,420
	125,392,255	17,285,128

Estos fondos son utilizados para atender necesidades transitorias de liquidez, y las tasas fluctuaron durante el año 2001 entre el 6.81% y el 14.71% anual y en el año 2000 entre el 4.92% y el 17.93% anual.

Las garantías que respaldan estas obligaciones están representadas en inversiones voluntarias de liquidez y cartera de créditos.

19. CREDITOS BANCARIOS Y OTRAS OBLIGACIONES FINANCIERAS

	Tasa de Interés Anual %	2001	Tasa de Interés Anual %	2000
MONEDA LEGAL				
Corriente				
Finagro (1)	7,78-13,17	34,406,806	8,55-20,77	39,320,411
Banco Interamericano de Desarrollo (BID) (2)	12,87-12,87	21,000	-	
Banco de Comercio Exterior (Bancoldex) (3)	6,35-13,93	72,506,363	10,06-14,07	50,285,054
Instituto de Fomento Industrial (IFI) (4)	5,60-16,12	19,594,152	14,97-16,55	12,343,505
		126,528,321		101,948,970
No Corriente				
Finagro (1)	11,04-12,57	106,927,204	6,28-14,85	100,455,410
Banco Interamericano de Desarrollo (BID) (2)		-	17,19-17,19	42,000
Banco de Comercio Exterior (Bancoldex) (3)	9,93-14,26	151,819,805	7,98-15,89	91,004,445
Findeter (5)	12,51-13,94	61,351,221	14,31-15,39	46,813,805
Instituto de Fomento Industrial (IFI) (4)	5,78-17,38	31,733,400	7,36-19,05	52,941,595
		351,831,630		291,257,255
Total moneda legal		478,359,951		393,206,225
MONEDA EXTRANJERA				
Corriente				
Bancoldex (3)	2,88-5,43	67,900,063	7,75-10,70	81,279,484
Financiaciones por Aceptaciones y/o Avances	2,05-7,00	119,106,758	6,59-11,53	99,699,323
Instituto de Fomento Industrial (IFI) (4)		-	8,06-8,06	8,854,151
		187,006,821		189,832,958
MONEDA EXTRANJERA				
No Corriente				
Bancoldex (3	4,62-6,48	9,903,229	9,20-10,71	11,878,125
Financiaciones por Aceptaciones y/o Avances	2,20-5,10	88,715,756	6,58-9,60	144,184,110
Findeter (5)		-	10,00-10,00	372,342
Instituto de Fomento Industrial (IFI) (4)	9,10-9,10	486,871	9,10-9,10	6,309,876
Banco Interamericano de Desarrollo (BID) (2)	3,76-4,65	2,484,469	7,97-9,38	3,924,156
Banco Internacional de Reconstrucción y Fomento (BIRF) (6)	3,03-5,09	7,464,385	7,97-9,30	10,420,414
		109,054,710		177,089,023
Total moneda extranjera		296,061,531		366,921,981
		774,421,482		760,128,206

El Gobierno colombiano ha establecido programas para promover el desarrollo de ciertos sectores de la economía. Estos sectores incluyen comercio exterior, agricultura, ganaderia, turismo y otras industrias. Dichos programas están bajo la administración del Banco de la República y de entidades del Gobierno.

En desarrollo de tales programas, la Corporación recibe la solicitud de préstamo de un cliente en un determinado sector de la economia. La Corporación realiza el análisis de crédito del cliente de acuerdo con sus políticas de crédito. Si tales políticas son cumplidas, la Corporación solicita a la entidad apropiada del Gobierno los fondos correspondientes. La entidad del Gobierno revisa la solicitud de préstamo para determinar su cumplimiento con las politicas de crédito y puede también realizar un análisis independiente de crédito del cliente. Una vez aprobado, la entidad del Gobierno desembolsa los fondos. La Corporación a su vez desembolsa los fondos al cliente y asume el riesgo de crédito.

(1) Los préstamos concedidos por la Corporación a través de FINAGRO deberán ser destinados a pequeños y medianos productores para la financiación de capital de trabajo y adquisición de maquinaria y equipo que sean aplicados al desarrollo de actividades o proyectos agropecuarios. Son redescontables por el 80% de su valor.

(2) Los préstamos concedidos por la Corporación a través de la linea BID se deberán utilizar principalmente en la importación de maquinaria, equipo y materiales que vayan a formar parte de los activos fijos de empresas industriales, mineras, agroindustriales, de la construcción y del turismo. Son redescontables por el 70% de su valor.

(3) Los préstamos concedidos por la Corporación a través de la linea BANCOLDEX deberán ser destinados a la financiación de capital de trabajo de personas naturales o jurídicas dedicadas a producir y/o comercializar bienes que se destinen a exportaciones no tradicionales, o a producir materias primas cuando participen en exportaciones conjuntas. Igualmente pueden destinarse a la capitalización de empresas del sector exportador que adelanten proyectos de inversión fija. Son redescontables por el 80% y el 100% de su valor.

(4) Los recursos concedidos a través de la linea IFI se podrán destinar para inversión fija, capital de trabajo y/o capitalización empresarial, tanto en importación de bienes de capital, como para el desarrollo de los proyectos de inversión que contemplen inversión fija en moneda local y/o capital de trabajo, con un plazo hasta 7 años y período de gracia flexible según normas cambiarias.

(5) Los préstamos concedidos por la Corporación a través de FINDETER deberán ser destinados principalmente para inversión social de los municipios. Son redescontables por el 65% de su valor.

(6) La línea BIRF fue abierta con el fin de conceder créditos para el desarrollo económico de empresas de control privado mediante los convenios de préstamos firmados a través del Banco de la República. Son redescontables en el 80%, 85% o el 100% de su valor.

Los vencimientos por años de las obligaciones a largo plazo al 31 de diciembre son como sigue:

	2001	2000
2001	-	291,781,927
2002	313,535,141	118,173,440
2003	164,952,531	163,515,986
2004	103,145,666	83,644,975
2005	47,695,254	103,011,878
2006 en adelante	145,092,890	
	774,421,482	760,128,206

Estas obligaciones están respaldadas con garantía personal, correspondientes a los pagarés de la cartera de crédito redescontada otorgada a clientes.

20. CUENTAS POR PAGAR

	2001	2000
Intereses de Créditos de Bancos y Otras Obligaciones Financieras	9,164,242	13,917,441
Intereses de Certificados de Depósito a Término	11,932,796	9,317,495
Títulos de Inversión en Circulación	110,601	509,348
Retenciones y Aportes Laborales	1,162,926	959,245
Intereses de Fondos Interbancarios Comprados y Pactos de Recompra	410,203	58,489
Otros Impuestos	643,663	1,079,047
Prometientes Compradores (1)	7,015,256	7,929
Cuentas por Pagar Cartera	-	7,994
Otras (2)	1,771,007	67,375,632
	32,210,694	93,232,620

(1 Al 31 de diciembre de 2001, corresponde en un 97.18% a la compra a plazos de acciones de Prodesal S.A. a Smurfit Cartón Colombia S.A., y cuyo vencimiento es en diciembre de 2002, por valor de $6,817,998.

(2) En enero 2 de 2001 se ejecutaron las operaciones de venta Next Day de divisas a Carguill Inversiones Ltda $ 22,267,500, Citibank $ 22,317.239 y Banco de Colombia $ 22,311.500, operaciones reglamentadas en el Artículo 4 de la Resolución 4 de 1999, emitida por la Junta Directiva del Banco de la República, y que fueron constituidas al cierre del año 2000.

21. TITULOS DE INVERSION EN CIRCULACION

Emisión	Monto Autorizado	Monto Emitido	Valor Nominal	Saldo a Dic, 2001	Saldo a Dic, 2000
1996	100,000,000	100,000,000	100	10,000	463,400
1999	100,000,000	100,000,000	1,000	9,984,000	39,979,000
				9,994,000	40,442,400

La tasa de interés para estos títulos varía entre el DTF y el DTF + 6 vencida o anticipada; los plazos de vencimiento oscilan entre 3 y 5 años.

22. PROVISION PARA IMPUESTO SOBRE LA RENTA

La tarifa nominal del impuesto sobre la renta aplicable a la Corporación para los años 2001 y 2000 fue del 35%. El cargo a resultados por impuesto sobre la renta fue como sigue:

	2001	2000
Corriente	5,541,330	5,117,920

A continuación se muestra la conciliación entre la renta gravable y la utilidad antes de impuesto sobre la renta y la determinación de los impuestos correspondientes a los años terminados al 31 de diciembre:

	2001	2000
Utilidad (Pérdida) antes de Impuesto sobre la Renta	(21,956,322)	(26,629,956)
Más (menos) Provisiones no deducibles, neto	25,478,844	16,323,799
Corrección monetaria contable y fiscal	-	(2,427,028)
Donaciones	2,826,419	2,961,362
Valoración de Inversiones de Renta Variable, neto	(19,699,660)	(16,043,538)
Dividendos inversiones negociables, neto	(18,346,532)	(7,466,999)
Otros	(10,385,752)	18,135,825
Utilidad en venta de inversiones renta variable	(3,489,078)	(4,449,487)
Menos- Deducciones fiscales	-	(6,828,070)
Total Pérdida Fiscal	(45,572,081)	(26,424,092)
Renta Gravable Presuntiva (1)	20,664,431	19,578,296
Impuesto sobre la Renta (Sobre el mayor valor entre Renta Líquida y Renta Gravable Presuntiva)	35%	35%
Gasto Provisión para Impuesto sobre la Renta	7,232,551	6,852,404
Menos: Descuentos	1,691,221	1,734,484
Provisión para impuesto sobre la renta	5,541,330	5,117,920

(1) Las normas fiscales vigentes establecen que la Renta Gravable debe ser al menos el 6% del Patrimonio Liquido Gravable, tal como éste se ha definido en la Legislación Tributaria.

Las declaraciones de renta de los años 1999 y 2000 están sujetas a revisión y aceptación por parte de las autoridades fiscales. La administración de la Corporación y sus asesores legales, consideran que no se presentarán diferencias de importancia en relación con los pasivos constituidos en caso de revisión de las declaraciones por parte de las autoridades tributarias.

Bonos de Solidaridad para la Paz

La Corporación realizó la inversión forzosa en bonos de solidaridad para la paz durante los años de 2000 y 1999 equivalente al 0.6% del patrimonio líquido poseído al 31 de diciembre de 1998. El saldo por el año 2000 que se suscribió en el año 2001 se realizó en los meses de mayo (30%) y octubre (70%) del año 2001 en forma oportuna.

23. OTROS PASIVOS

El saldo de otros pasivos al 31 de diciembre se descompone así:

	2001	2000
Ingresos anticipados (1)		
Saldo a principio del año	4,034,943	1,842,663
Abonos del año	10,756,220	29,085,735
Amortización acreditada al ingreso	(7,045,753)	(26,893,455)
Saldo al final del año	7,745,410	4,034,943
Obligaciones laborales		
Cesantías	227,159	396,223
Intereses sobre cesantías	47,105	46,091
Vacaciones	575,424	519,002
Prima de Vacaciones	159,173	160,262
	1,008,861	1,121,578
Impuesto de renta	2,327,210	1,997,845
Otros		
Litigios en proceso ejecutivo (2)	1,743,000	1,306,100
Pasivo pensional Caipa	3,543,850	3,440,478
Otras provisiones	991,231	700,178
Cartas de crédito de pago diferido (3)	11,572,563	-
Intereses generados en procesos de reestructuración (4)	2,494,578	81,429
Impuesto Industria y Comercio	294,792	297,608
Otros 1,790,043		1,190,475
	22,430,057	7,016,268
	33,511,538	14,170,634

(1) Los plazos de amortización de los ingresos anticipados recibidos de los clientes de cartera y que corresponden a la modalidad de crédito con cancelación anticipada de interés, descuentos de cartera y operaciones factoring que oscilan entre 30 días y 150 días.

(2) Ver nota 34.

(3) Ver nota 16.

(4) Corresponde a los intereses a cargo de clientes que por acuerdos de reestructuración han sido capitalizados y que según lo dispuesto en la Circular 100 de 1995 de la Superintendencia deben amortizarse al ingreso en la medida que efectivamente sean cancelados y recaudados por caja.

Pensiones de Jubilación

El número de pensionados que hacen parte del cálculo actuarial es de 75 divididos en 74 hombres y 1 mujer.

Pensionados directos de la Corporación:	1
Pensionados por compra del pasivo pensional de Caipa:	74

El actuario se encuentra totalmente amortizado

	2001	**2000**
Monto total del cálculo actuarial	4,517,050	4,365,740
Amortización del periodo	0	189,914
Valor pensiones pagadas en el año	100,139	92,039
Valor acumulado de amortización	0	189,914
Porcentaje de amortización	100%	100%

24. CAPITAL SUSCRITO Y PAGADO

El capital autorizado de la Corporación al 31 de diciembre de 2001 y 2000 comprende 80,000,000 de acciones de valor nominal de $10 cada una. Al cierre de 2001 y 2000, 66,024,347 están suscritas y pagadas respectivamente y se descomponen en 56,725,353 ordinarias y 9,298,994 preferenciales.

Las acciones con dividendo preferencial y sin derecho a voto (acciones preferenciales) se colocaron en el año 1993 a $5,000 cada una; devengan un dividendo mínimo del 2% anual del precio de suscripción inicial en pesos colombianos, ajustable cada año en una suma equivalente al 100% del IPC. En todo caso, el dividendo por acción que se pague a estos títulos no podrá ser inferior al de las acciones ordinarias.

La Asamblea General de Accionistas mediante Acta No. 051 de marzo 5 de 2001 aprobó enjugar pérdidas de ejercicios anteriores por $31,747,877 liberando prima en colocación de acciones por $31,747,877.

Para el año 2000, la Asamblea General de Accionistas mediante Acta No. 050 de marzo 27 de 2000, aprobó enjugar pérdidas de ejercicios anteriores por $ 69,578,376 liberando prima en colocación de acciones por $ 69,217,410 y apropiando las utilidades del ejercicio fiscal de 1999 por $ 360,966. Para efecto de la capitalización de la revalorización del patrimonio por $ 2,620,027 se decretó un dividendo en acciones que equivale a $ 40.00 por acción.

Durante el año de 2000 y para efectos de la capitalización de la revalorización del patrimonio, la Corporación colocó 73,803 acciones con dividendo preferencial y sin derecho a voto, 55,465 acciones ordinarias de valor nominal $10 cada una, y 394,737 acciones ordinarias recibidas en pago de obligaciones (éstas sólo generaron prima en colocación de acciones).

La conformación del capital al 31 de diciembre es como sigue:

	2001	2000
Acciones Ordinarias	567,253	567,253
Acciones Preferenciales	92,990	92,990
	660,243	660,243

25. GANANCIAS ACUMULADAS APROPIADAS Y SUPERAVIT POR REVALORIZACION DEL PATRIMONIO

Reservas

	2001	2000
Reserva Legal		
Por apropiación de utilidades líquidas	41,809,447	41,809,447
Por prima en colocación de acciones	87,946,518	119,694,394
	129,755,965	161,503,841
Reservas Ocasionales		
A disposición de la Junta Directiva	65,606	65,606
No distribuible Art. 42 Ley 75/86	311,792	311,792
No distribuible valoración de inversiones negociables	87,071,696	87,071,696
	87,449,094	87,449,094
	217,205,059	248,952,935

Legal

De acuerdo con disposiciones legales, el 10% de la ganancia neta de la Corporación en cada ejercicio debe ser apropiado como reserva legal, hasta que el saldo de ésta sea equivalente por lo menos al 50% del capital suscrito. Sólo será procedente la reducción de la reserva legal cuando tenga por objeto enjugar pérdidas acumuladas que excedan del monto total de las utilidades obtenidas en el correspondiente ejercicio y de las no distribuidas de ejercicios anteriores, o cuando el valor liberado se destine a capitalizar la entidad, mediante la distribución de dividendos en acciones.

Otras Reservas

De acuerdo con disposiciones legales, se debe efectuar una reserva para las utilidades obtenidas por la aplicación de sistemas especiales de valoración de inversiones a precios de mercado y que no se haya realizado fiscalmente el ingreso.

Las reservas ocasionales de la Junta, para beneficencia y donaciones y no distribuibles, Artículo 42 Ley 75/86, son de libre disposición de los accionistas.

Dividendos Decretados

Debido a las pérdidas registradas en el año 2000, la Corporación no decretó dividendos, por lo tanto el dividendo correspondiente al año 2000 sobre las acciones preferenciales se acumuló para ser pagado de las utilidades del ejercicio del año 2001, después de destinar cualquier suma legalmente que se requiere para formar la reserva legal.

Superávit por revalorización del patrimonio

Se abonó hasta el 31 de diciembre de 2000 a esta cuenta, con cargo a resultados, ajustes por inflación de los saldos de las cuentas de patrimonio. El valor reflejado en esta cuenta no podrá distribuirse como utilidad a los accionistas hasta tanto se liquide la Corporación o se capitalice tal valor.

26. CUENTAS CONTINGENTES Y DE ORDEN

	2001	2000
Cuentas Contingentes Acreedoras		
Avales	24,942,200	75,790,723
Garantías Bancarias	15,730,808	17,211,434
Cartas de Crédito no utilizadas	11,895,709	2,748,264
Créditos Aprobados no desembolsados	4,105,257	5,316,137
Obligaciones en Opciones	130,665,863	160,454,960
Dividendos acumulados acciones preferenciales	6,094,073	2,766,707
Otras	5,544,254	5,544,254
	198,978,164	269,832,479
Cuentas Contingentes Deudoras		
Intereses de Cartera de Créditos	24,040,336	16,388,517
Derechos en Opciones	128,712,308	160,157,258
Exceso Renta Presuntiva	131,539,353	49,428,460
Pérdidas Fiscales por Amortizar	121,556,279	89,061,733
	405,848,276	315,035,968
Cuentas de Orden Deudoras		
Bienes y Valores entregados en Garantía	238,468,527	143,692,345
Cheques Negociados Impagados	5,593,030	5,302,167
Activos Castigados	72,769,326	63,743,952
Intereses Capitalizados Cartera de Créditos Vencidos	1,055,852	935,741
Títulos de Inversión no Colocados	56,870,000	56,870,000
Títulos de Inversión Amortizados	365,706,978	335,258,578
Ajustes por Inflación Activos	115,332,710	121,638,756
Distribución Capital Suscrito y Pagado	660,243	1,127,790
Créditos a Accionistas y Vinculados Económicos	12,963,779	10,592,518
Nuevos Préstamos de Cartera Agropecuaria	5,188,000	15,142,500
Propiedades y Equipo Totalmente Depreciados	3,790,299	2,602,750
Diferencia entre Valor Fiscal y Contable de Activos	1,937,597,733	1,834,785,527
Ajuste por Inflación Activos no Monetarios (CE-047/01)	27,047,307	
Títulos Garantizados por la Nación	96,331,181	36,203,628
Provisión Personas en Situación Concordataria	11,055,473	10,655,556
Titulos Garantizados por el Banco de la República	4,128	-
Titulos Aceptados Establecimientos de Crédito	259,987,405	227,637,503
Operaciones Reciprocas con Matrices	76,077,226	27,474,351
Operaciones Reciprocas que afectan Gastos	1,847,365	956,725
Otras Cuentas de Orden Deudoras	258,048,329	244,982,933
	3,546,394,891	3,139,603,320
Cuentas de Orden Acreedoras		
Bienes y Valores Recibidos en Custodia	60,833,384	82,455,511
Bienes y Valores Recibidos en Garantia Otras	56,968,615	50,191,230
Bienes y Valores Recibidos en Garantia para Futuros Créditos	894,640,331	897,779,469
Bienes y Valores Recibidos en Garantia Admisible	689,885,319	753,235,821
Cobranzas Recibidas	844,710	876,091
Ajuste por Inflación Patrimonio	185,057,638	185,057,638
Capitalización y Revalorización	131,245,905	131,245,905
Diferencia entre Valor Fiscal y Contable del Patrimonio	466,778,506	359,869,980
Ajuste por inflación Patrimonio (CE-047/01)	16,230,194	
Calificación Cartera Comercial Admisible	640,111,915	597,408,082
Calificación Cartera Comercial Otras Garantías	310,945,836	455,585,682
Calificación Cartera Consumo Admisible	120,451	128,941
Calificación Cartera Consumo Otras Garantías	5,228	1,894
Calificación Cartera de Vivienda	285,202	331,600
Operaciones reciprocas con matrices	1,834,802	256,181
Operaciones reciprocas que afectan ingresos	11,253,437	3,548,412
Otras Cuentas de Orden Acreedoras	23,816,283	34,553,140
	3,490,857,756	3,552,525,577
	7,642,079,087	7,276,997,344

27. OTROS INGRESOS Y EGRESOS, NETO

Al 31 de diciembre los otros ingresos se descomponen así:

	2001	2000
Utilidad en venta de bienes recibidos		
en pago (neto)	575,959	31,655
Utilidad (Pérdida) en venta		
de propiedades (neto)	(21,500)	65,142
Arrendamientos	516,884	350,019
Recuperación seguro de depósitos	815,569	1,001,836
Otros (neto)	4.845	154.046
	1,891,757	1,602,698

28. GASTOS ADMINISTRATIVOS Y OTROS

Al 31 de diciembre los gastos administrativos se descomponen así:

	2001	2000
Seguros	3,994,664	2,013,164
Impuestos distintos de renta	3,606,583	1,737,688
Depreciación de propiedades y equipo	1,038,118	1,266,537
Provisión propiedades y equipos	-	18,685
Contribuciones	1,044,688	945,407
Propagandas y publicaciones	1,039,811	727,067
Servicios públicos	1,367,033	1,346,663
Administración y mantenimiento		
de edificios	418,072	842,629
Honorarios	2,137,527	2,155,865
Arrendamientos	1,167,620	1,110,312
Amortización de cargos diferidos	495,374	225,542
Gastos de viaje y transporte	848,706	837,771
Papelería	359,768	393,833
Procesamiento electrónico de datos	18,700	22,378
Contribución temporal		
sobre transacciones bancarias	-	1,522,389
Donaciones	2,826,419	2,961,362
Servicios de vigilancia y temporales	166,268	172,370
Relaciones públicas	195,474	194,395
Gasto Iva no descontable	1,085,028	939,101
Suscripciones	378,703	199,932
Pensiones Caipa	293,717	656,728
Gastos mantenimiento	413,173	849,670
Capacitación personal	243,875	203,203
Cafetería y restaurante	210,688	173,181
Otros	689,067	796,315
	24,039,076	22,312,187

29. CORRECCION MONETARIA

El saldo por concepto de corrección monetaria al 31 de diciembre de 2000 se descompone así:

	2000
Ajustes de activos no monetarios	
Inversiones, neto	18,495,019
Bienes recibidos en pago de obligaciones, neto	3,978,967
Propiedades y equipo, neto	859,614
Otros activos, neto	5,320,965
Ajuste del patrimonio de los accionistas	(19,733,216)
Efecto neto de ajustes de rubros	
no monetarios del Balance General	8,921,349
Ingreso por corrección monetaria	
neta llevada a Resultados	8,921,349

30. COMPAÑIAS FILIALES

La Corporación tiene inversión mayoritaria directa en las siguientes compañías:

	% Poseído	
Nombre	2001	2000
Apex S.A.	94.95	94,95
Betania Gen. Inc.	-	38,06
C.F.V. Energy Corporation	25.55	57,54
C.I. Valle Trade S.A.	94.81	94,81
Cofivalle Finance (Bahamas) Limited	100.00	100,00
Compañía Agropecuaria Industrial Pajonales S.A.	94.50	94,47
Compañía de Inversiones del Valle S.A.	92.93	94,90
Desmotadora del Norte del Tolima S.A.	92.81	92,81
Hoteles Estelar de Colombia S.A.	84.26	84,23
Leasing del Valle S.A.	94.50	94,50
Mavalle Ltda.	-	82,70
Molino Pajonales S.A.	92.81	92,80
Proyectos de Energía S.A.	96.62	94,50
Fiduciaria del Valle S.A.	94.49	94,49
Lloreda S.A. (1)	53.83	34,48
Prodesal S.A. (1)	94.60	34,40

(1) La participación mayoritaria se adquirió durante el año 2001 en Lloreda S.A., por dación en pago y capitalización de acreencias por acuerdo de reestructuración Ley 550 en el mes de octubre; Prodesal S.A. por compra directa en los meses de junio y agosto.

31. OPERACIONES CON ACCIONISTAS Y ADMINISTRADORES

OBLIGACIONES A CARGO DE ACCIONISTAS Y VINCULADOS

El movimiento de los préstamos otorgados a los accionistas y vinculados durante el año 2001 y 2000 es como sigue:

AÑO 2001	ACCIONISTAS	JUNTA DIRECTIVA	REPRESENTANTES LEGALES
ACTIVOS	35,084,124	-	54,112
PASIVOS	342,166	10,962	239,381
Transacciones:			
INGRESOS	3,320,331	667	4,935
GASTOS	145,669	95,242	41,112

AÑO 2000	ACCIONISTAS	JUNTA DIRECTIVA	REPRESENTANTES LEGALES
ACTIVOS	55,898,976	-	42,535
PASIVOS	7,519	-	16,413
Transacciones:			
INGRESOS	7,921,337	-	1,337
GASTOS	501,900	23,800	28,058

Incluye operaciones activas de crédito de aquellos accionistas que poseen menos del 10% del capital social y su saldo supera el 5% del patrimonio técnico.

Las características de las anteriores operaciones no difieren de las realizadas con terceros, y como respaldo de los préstamos concedidos, la Corporación posee garantías hipotecarias y prendarias, según el caso, sobre bienes cuyo valor comercial cubre el monto de los créditos otorgados. Adicionalmente los anteriores créditos se encuentran dentro de los límites previstos por la ley.

OPERACIONES CON COMPAÑIAS VINCULADAS

Las compañías vinculadas, según la definición de la administración, son las filiales, subsidiarias y vinculadas económicas. A continuación se detallan los saldos y compromisos por cobrar con compañías vinculadas:

Cartera de créditos:

	2001	2000
C.F.V. Energy Corporation	60,240,872	74,539,693
C.I. Valle Trade S.A.	14,690,928	12,267,971
Cia. Agropecuaria e Industrial Pajonales	137,680	-
Compañía de Inversiones del Valle S.A.		
Invervalle	15,962,481	16,562,095
Desmotadora del Norte del Tolima S.A.	682,875	-
Fiduvalle S.A.	3,554	-
Hoteles Estelar S.A.	6,730,000	6,756,184
Leasing del Valle S.A.	5,028,564	562,242
Molino Pajonales S.A.	332,805	-
Valle Bursátiles S.A.	157,740	-
	103,284,624	110,688,185

Cuentas por cobrar:

	2001	2000
Apex S.A.	-	257,028
C.F.V. Energy Corporation	-	902,633
C.I. Valle Trade S.A.	491,555	532,394
Cía. Agropecuaria e Industrial		
Pajonales S.A.	425,286	-
Compañía de Inversiones del Valle S.A.		
Invervalle	74,485	88,022
Hoteles Estelar S.A.	1,789,894	722,204
Leasing del Valle S.A.	197,471	95,190
Molino Pajonales S.A.	795	-
Prodesal S.A.	20	-
Proyectos de Energía S.A.	-	49,296,119
Valle Bursátiles S.A.	6,432	-
	2,985,938	51,893,590

Inversiones:

	2001	2000
Apex S.A.	18,404,191	18,404,191
Betania Gen Inc.	-	3,591,943
C.F.V. Energy Corporation	19,749,371	18,716,144
C.I. Valle Trade S.A.	8,393,618	8,393,618
C.I. Yumbo S.A.	-	11,311
Cía. Agropecuaria e Industrial		
Pajonales S.A.	20,995,939	19,368,194
Cofivalle Finance (Bahamas) Limited	23,126,897	13,158,798
Compañía de Inversiones del Valle S.A.		
Invervalle	18,683,054	18,683,054
Desmotadora del Norte del Tolima S.A.	1,587,794	1,587,794
Fiduciaria del Valle S.A.	10,925,802	10,925,802
Hoteles Estelar S.A.	40,297,617	40,297,617
Leasing del Valle S.A.	10,769,265	3,314,349
Lloreda S.A. (1)	125,700,206	-
Mavalle Ltda.	-	857,759
Molino Pajonales S.A.	1,571,656	1,571,656
Prodesal S.A. (1)	38,519,145	-
Proyectos de Energía S.A.	116,691,367	8,982,779
	455,415,922	167,865,009

(1) Ver nota 30

Durante el ejercicio de 2001 se efectuó capitalización de las siguientes compañías, adquiriendo de esta manera el control accionario: de Lloreda S.A. de 252.762.643 acciones por $ 63,230.6 millones, Prodesal S.A. de 29.396 acciones por $ 17,037.0 millones; igualmente se capitalizó en 28.707 acciones por $ 1,627.7 millones en la Compañía Agropecuaria e Industrial Pajonales S.A.; se suscribieron 10.389.576 bonos obligatoriamente convertibles en acciones por $ 103,895.8 millones en la filial Proyectos de Energía S.A.; se recibieron dividendos de 13.554.393 acciones, producto de la capitalización de la reserva legal de la filial Leasing del Valle S.A. por $ 7,454.9 millones.

Igualmente durante el mismo año se registraron operaciones activas

de crédito por USD$ 7.9 millones con la subordinada C.F.V. Energy, que igualmente recibió aportes de capital por parte de nuestra filial PESA S.A. capitalizando 23.872 acciones por USD$ 23.8 millones.

A continuación presentamos algunas cifras importantes reflejadas en los estados financieros de nuestras filiales:

Filiales y Subordinadas

Principales Cifras a Diciembre 31 de 2001

Cifras expresadas en millones de pesos

Empresa	Activos	Pasivos	Patrimonio	Resultados
APEX S.A. Consolidado	20,874	1,067	19,807	114
C.F.V. Energy Corporation	189,097	80,229	108,868	-32,041
C.I. Valle Trade S.A.	55,791	44,106	11,685	-1,934
Cofivalle Finance (Bahamas) Limited	71,393	58,927	12,465	360
Compañia Agropecuaria Industrial Pajonales	51,814	4,550	47,264	1,739
Compañia de Inversiones del Valle S.A.	44,004	20,181	23,824	424
Desmotadora del Norte del Tolima	11,735	4,274	7,461	229
Hoteles Estelar de Colombia S.A.	105,691	26,995	78,696	447
Leasing del Valle	117,283	99,111	26,172	2,200
Mavalle Ltda.	4,229	1,896	2,334	7
Molinos Pajonales S.A.	11,079	4,448	6,631	19
Proyectos de Energia S.A.	264,345	238,172	26,172	-10,468
Fiduciaria del Valle	18,962	1,414	17,547	2,835
Lloreda S.A.	302,307	154,625	147,682	-2,604
Prodesal S.A. Consolidado	95,211	9,112	86,100	8,800
Totales	**1,363,814**	**741,106**	**622,709**	**-29,873**

32. REQUERIMIENTOS LEGALES

Transacciones en moneda extranjera

Las Corporaciones están autorizadas para negociar libremente y mantener una posición en moneda extranjera, determinada por la sumatoria de los activos menos los pasivos en moneda extranjera, más los derechos, menos las obligaciones en moneda extranjera registrados en cuentas contingentes, la cual no podrá ser inferior al 5% ni exceder del 20% de su patrimonio técnico, teniendo en cuenta que para el mes a liquidar, se deberá tomar el patrimonio técnico de dos meses atrás.

En el caso de estados financieros de corte de ejercicio, o cuando no se haya realizado el reporte a la Superintendencia, el patrimonio técnico que servirá de base para el mencionado cálculo corresponderá al de los estados financieros más recientemente reportados.

Sustancialmente, todos los activos y pasivos en moneda extranjera de la Corporación son mantenidos en dólares estadounidenses.

La posición propia en moneda extranjera de la Corporación, determinada por la diferencia entre activos y pasivos en moneda extranjera, con base en las Circulares Externas 24 y 52 de 1992, incorporadas en la Circular Externa 100 de 1995, y posteriores modificaciones (37 de 1996 y 40 y 66 de 1999) emitidas por la Superintendencia, al 31 de diciembre estaba conformada así:

	2001		2000	
	Equivalente en		Equivalente en	
	Miles de US$	Miles de Pesos	Miles de US$	Miles de Pesos
Activos	170,340	392,958,667	202,894	443,568,461
Pasivos	138,118	318,623,412	203,307	444,471,221
	32,222	74,335,255	(413)	(902,760)

Relación de solvencia

El patrimonio técnico de las Corporaciones en Colombia no puede ser inferior al 9% del total de sus activos y contingencias de crédito ponderadas por niveles de riesgo. Al 31 de diciembre de 2001 y 2000 el patrimonio técnico de la Corporación representaba el 14.21% y 16.26% respectivamente, de sus activos y contingencias de crédito ponderadas por nivel de riesgo.

Inversiones

De acuerdo con el Estatuto Orgánico del Sector Financiero y normas

de la Superintendencia Bancaria, las inversiones que realicen las Corporaciones Financieras en sociedades no podrán exceder en ningún momento el valor que resulte de sumar el capital pagado, reservas patrimoniales, revalorización del patrimonio y depósitos y exigibilidades a más de un (1) año de plazo. Al 31 de diciembre de 2001 y 2000 la Corporación estaba cumpliendo con este requerimiento.

Controles de Ley

Durante el 2001 la Corporación dio cumplimiento a los diferentes requerimientos de ley en materia de encaje, posición propia, capitales mínimos, relación de solvencia, inversiones obligatorias y demás, certificando que al cierre del mencionado ejercicio no existe ni se tiene conocimiento de plan de ajuste alguno al cual deba someterse por incumplimiento de alguna disposición.

33. REVELACION DE RIESGOS

Criterios y Procedimientos para la gestión de activos y pasivos

La Corporación efectúa una gestión integral de la estructura de sus activos, pasivos y posiciones fuera del balance, estimando y controlando el grado de exposición a los principales riesgos de mercado. En dicha gestión se consideran los riesgos de liquidez, de tasa de interés y de tasa de cambio y los criterios contemplados en la Circular Externa 100 de 1995, lo cual representa la base para constituir provisiones que cubran dichos riesgos. Al 31 de diciembre del año 2001 y 2000, la Corporación estableció que no era necesario registrar provisión alguna por dichos conceptos.

Gestión de riesgos

Al igual que los rendimientos y costos de la operación, los riesgos forman parte integral e inevitable de la actividad financiera. En los últimos años, la gestión de los riesgos de crédito y de mercado ha planteado a la Superintendencia y la Corporación en creciente medida desafíos a los que se ha de hacer frente mediante nuevos principios en cuanto a la gestión y medición del riesgo.

La Corporación ha satisfecho estas exigencias, desarrollando gestión de riesgos para adaptarlas como un elemento básico de su actividad. Para la Corporación, la capacidad de gestionar el riesgo de forma responsable constituye un requisito importante para hacer frente a los retos que impone el mercado.

La Corporación viene implementando el siguiente sistema de control de riesgo:

Riesgo de Mercado

Se ha definido como la medida esperada de la pérdida en el valor de las posiciones activas y pasivas de la tesorería, debido a cambios en el precio de los instrumentos financieros como resultado de variaciones en las tasas de interés, tipos de cambio y otros indices (acciones). Este mecanismo permite controlar la asignación de los recursos de la tesorería en sus operaciones diarias para evitar sobreexposiciones de riesgo de mercado. Para ello, se hace un seguimiento diario a la volatilidad histórica de las fuentes de riesgo de mercado.

Riesgo Crediticio

Se ha desarrollado una metodología de calificación de riesgo crediticio, que permite clasificar los clientes en un grupo de riesgo determinado, empleando factores de cobertura, dinámica del negocio y gestión.

Cada grupo de riesgo tiene asociado un valor de pérdida esperada. Inicialmente se están utilizando parámetros internacionales y se está desarrollando una metodología que incluye probabilidades de cambio entre calificaciones y valor del activo. Estos escenarios incluyen el riesgo de no pago, cuyo valor de recuperación depende de las garantías que tengan asociadas. Este trabajo se complementará con estudios sectoriales que permitan definir parámetros críticos específicos y correlaciones entre sectores para calcular valores en riesgo de portafolios.

Para facilitar la implementación de estos modelos, se encuentra en su etapa final la construcción de una base de datos histórica con la información financiera de los clientes de la Corporación.

34. GOBIERNO CORPORATIVO

Junta Directiva y Alta Gerencia

La Junta Directiva y Alta Gerencia de la Corporación están al tanto y debidamente informadas de las responsabilidades y riesgos de la operación, así mismo de la estructura y de los diferentes procesos que la compañía debe llevar a cabo en su gestión.

De igual forma en las reuniones de Junta Directiva a las que asisten el Presidente y Vicepresidentes de la Corporación, se tratan todos los temas del riesgo, se definen las políticas, atribuciones y se aprueban los límites en las áreas de tesorería y crédito.

Políticas y división de funciones

La política de gestión de riesgos se impartió desde la Junta Directiva y Presidencia de la institución y abarca toda la gestión de las actividades de la compañía que tienen riesgos inherentes; estas políticas se analizan en Junta Directiva, Comité de Presidencia y Comité de Riesgos Financieros.

La Vicepresidencia de Riesgos es la responsable de analizar y estimar los diferentes riesgos e informar a Presidencia y al Comité de Riesgos. (ALCO).

Reporte a la Junta Directiva

Previo análisis de los riesgos en el Comité de Riesgos Financieros (ALCO), se establecen los informes mensuales que van a ser entregados a la Junta Directiva, en virtud de los diferentes riesgos de la compañía.

Infraestructura Tecnológica

De acuerdo con el tamaño de la Corporación y considerando los cambios en la normatividad de cartera que aplican para el año 2002, se están implementando las ayudas tecnológicas para efectuar un adecuado monitoreo a las operaciones, lo que genera información confiable para la toma de decisiones. Con estas ayudas la Corporación tiene la capacidad de hacer el seguimiento permanente a las operaciones.

Metodología para medición de riesgos

Las metodologías existentes identifican y miden los diferentes tipos de riesgo y es así como operan los métodos encaminados a evaluar el riesgo de operaciones de tesorería, para operaciones de divisas y el método de riesgo de mercado y que fueron enunciadas en la nota 35.

Estructura Organizacional

Se definió claramente en el organigrama de la Corporación, el área de Control de Riesgos que actúa con completa independencia respecto de las áreas Comercial y de Operaciones, siendo su reporte en forma directa a la Vicepresidencia Ejecutiva de la Corporación.

Verificación de Operaciones

Los mecanismos de seguridad con que la Corporación cuenta para constatar, cuando sea del caso, las condiciones pactadas y comprobar las operaciones realizadas son adecuados.

Así mismo, el registro contable de las operaciones se realiza de manera ágil y confiable, toda vez que son verificadas para evitar errores que puedan alterar los resultados de la entidad.

Auditoría

La Revisoría Fiscal y la Auditoría se encuentran plenamente informadas de las operaciones de la entidad y en sus visitas y verificaciones han efectuado recomendaciones, las cuales han sido atendidas por la administración.

De igual forma se verifican las operaciones efectuadas entre las personas y empresas vinculadas, cuando es del caso.

35. CONTINGENCIAS

La Corporación adelanta un proceso penal en la Fiscalía 97 de Cali por los presuntos delitos de falsedad y estafa, como consecuencia de la presentación para el cobro de tres (3) CDT's, al parecer expedidos por la Corporación con nuestra papelería el 17 de febrero de 1989, por un valor de $58.5 millones cada uno y un total de $175.5 millones de pesos. Como quiera que los títulos fueron constituidos por 10 años a una tasa fija del 32.16% capitalizable anualmente, su valor actual asciende a $6,170 millones de pesos aproximadamente, que correspondería al valor de la contingencia, y que según información disponible indica que es remoto que se presente un fallo en contra de la Corporación.

Actualmente continúa el proceso abreviado por acción de revocatoria instaurada por los trabajadores de Textiles El Cedro S.A. La pretensión es que la Corporación devuelva la suma de $ 2,000,000 a la masa de liquidación de Textiles El Cedro S.A. Durante el proceso se practicaron la mayoria de las pruebas solicitadas, fijándose la fecha de marzo 30 de 2000 para el pronunciamiento de sentencia de primera instancia, con las posibilidades del diligenciamiento de segunda instancia y aún del recurso extraordinario de casación, que debe durar un mínimo de dos años o más. En el año 2000 se presentó un primer fallo a favor de los trabajadores de Textiles El Cedro, el cual fue apelado por la Corporación, argumentando en segunda instancia que las deudas, si bien fueron prorrogadas, las mismas se encontraban vencidas. La Corporación ajustó la provisión a $ 1,743.000.

En el Juzgado Séptimo Laboral del Circuito de Cali cursa proceso ordinario laboral, promovido por el ex-empleado Luis Fernando Guzmán, donde pretende que la Corporación le reajuste el pago de la indemnización por despido injustificado, reintegro de salarios y prestaciones sociales retenidas, deducidas y compensadas indebidamente. Este proceso se encuentra en etapa probatoria, estimándose remotas las pretensiones del demandante.

36. OTROS ASPECTOS DE INTERES

Durante el periodo 2001 y con posterioridad antes de la presentación a la Asamblea de Accionistas de los estados financieros con corte a diciembre, no se presentaron hechos económicos que hayan significado cambios importantes en la estructura y situación financiera de la compañia.

Informe del Revisor Fiscal

A los accionistas de
CORPORACION FINANCIERA DEL VALLE S.A.:

He examinado el balance general de CORPORACION FINANCIERA DEL VALLE S.A. al 31 de diciembre de 2001, y los correspondientes estados de resultados, de cambios en el patrimonio de los accionistas y de flujos de efectivo por el año terminado en esa fecha. Dichos estados financieros fueron preparados por la administración de la Corporación, para lo cual debe seguir las instrucciones contables impartidas por la Superintendencia Bancaria de Colombia. Entre mis funciones como Revisor Fiscal de la Corporación, establecidas en el Código de Comercio, se encuentra la de expresar una opinión sobre estos estados financieros con base en mis exámenes de los mismos. Los estados financieros de CORPORACION FINANCIERA DEL VALLE S.A., correspondientes al año terminado el 31 de diciembre de 2000, fueron examinados por otro Revisor Fiscal, quien en su informe de fecha 1 de febrero de 2001, expresó una opinión sin salvedad.

Realicé mis exámenes de acuerdo con normas de auditoría generalmente aceptadas, las cuales incluyen el uso de procedimientos aconsejados por la técnica de interventoría de cuentas. Esas normas requieren que una auditoría se planifique y se lleve a cabo de tal manera que se obtenga una seguridad razonable en cuanto a si los estados financieros están exentos de errores importantes en su contenido. Las técnicas de interventoría de cuentas incluyen: a) el examen sobre una base selectiva de la evidencia que respalda las cifras y las notas informativas en los estados financieros; b) la evaluación de las normas y principios contables utilizados y de las principales estimaciones efectuadas por la administración; y c) la evaluación de la presentación global de los estados financieros. Considero que los exámenes que realicé me proporcionan una base razonable para expresar mi opinión sobre los estados financieros arriba mencionados y para el cumplimiento de mis funciones.

Las valorizaciones de las propiedades y equipos y derechos en fideicomiso, las provisiones de los bienes recibidos en pago y las provisiones de cartera de créditos con garantía, han sido contabilizadas con base en avalúos técnicos efectuados por peritos independientes. La opinión que expreso en este dictamen en lo que se refiere a las valorizaciones y provisiones de los activos, está basada en los avalúos de dichos peritos.

Según se explica en la Nota 3 a los estados financieros, de conformidad con instrucciones de la Superintendencia Bancaria, a partir del 1 de enero de 2001 se eliminó para propósitos contables el reconocimiento de los ajustes por inflación. De igual forma, como se explica en la Nota 3, con la expedición de la Circular Externa 46 de octubre 16 de 2001, la Superintendencia Bancaria cambió la política contable de provisiones de bienes recibidos en dación de pago. Estos cambios afectan la comparabilidad de los estados financieros en conjunto. En mi opinión, los estados financieros arriba mencionados, fielmente tomados de los libros de contabilidad, presentan razonablemente la situación financiera de CORPORACIÓN FINANCIERA DEL VALLE S. A. al 31 de diciembre de 2001 y los resultados de sus operaciones, los cambios en su patrimonio y sus flujos de efectivo por el año terminado en esa fecha, de conformidad con instrucciones y prácticas contables establecidas por la Superintendencia Bancaria, las cuales, excepto por lo mencionado en el párrafo anterior, fueron aplicadas sobre bases uniformes.

Además, con base en mis funciones como Revisor Fiscal y el alcance de mi examen anteriormente descrito, opino

que: a) la contabilidad de la Corporación se lleva conforme a las normas legales y a la técnica contable; b) las operaciones registradas en los libros de contabilidad y los actos de los administradores, se ajustan a los estatutos y a las decisiones de la Asamblea de Accionistas y de la Junta Directiva; c) la correspondencia, los comprobantes de las cuentas y los libros de actas y de registro de acciones se llevan y se conservan debidamente; d) la evaluación y clasificación de la cartera, causación de rendimientos, contabilización de provisiones, garantías y revelación en notas a los estados financieros, control interno y disponibilidad de la información financiera, se han efectuado de acuerdo con los criterios y procedimientos establecidos en la Circular 100 de 1995 de la Superintendencia Bancaria; e) la información contable del informe de gestión concuerda con la de los estados financieros; f) la información contenida en las declaraciones de autoliquidación de aportes al Sistema de Seguridad Social Integral, en particular la relativa a los afiliados y la correspondiente a sus ingresos base, ha sido tomada de los registros y soportes contables, y la Corporación no se encuentra en mora por concepto de aportes al Sistema, y g) la Corporación ha seguido medidas adecuadas de control interno y de conservación y custodia de sus bienes y de los de terceros que estén en su poder. Mis recomendaciones sobre controles internos las he comunicado en informes separados dirigidos a la administración.

Morales

OSCAR DARIO MORALES R.

Revisor Fiscal

Tarjeta Profesional No. 3822-T

Miembro de Arthur Andersen y Cia Ltda.

ARTHUR ANDERSEN

Cali, Colombia,

4 de febrero de 2002

Dirección General

Alejandro Zaccour Urdinola
Presidente

Oscar Campo Saavedra
Secretario General

Banca Especial y Operaciones
Harold Abadía Campo
Vicepresidente Ejecutivo

Banca de Inversión
Gustavo Ramírez Galindo
Vicepresidente Ejecutivo

Banca Comercial
Mauricio Mejía Pardo
Vicepresidente Ejecutivo

Inversiones
Alvaro José Cruz Tawil
Vicepresidente Portafolio de Inversiones

Tesorería
Nicolás Borrero Angel
Vicepresidente

Administrativo
Amalia Correa Young
Vicepresidente

Riesgo Crediticio
Claudia Beatriz Betancourt Azcárate
Vicepresidente

Diego Zuluaga Jaramillo
Director Departamento Jurídico

Oficinas Regionales

Bogotá
Enrique Uribe Ortiz
Vicepresidente

Cali
Andrés Mauricio Pardo Muñoz
Vicepresidente

Medellín
Mauricio Aristizábal Jaramillo
Vicepresidente

Barranquilla
Raúl Renowitzky Comas
Vicepresidente

Junta Directiva

Principales

Alejandro Figueroa Jaramillo
Presidente, Banco de Bogotá

Efraín Otero Alvarez
Presidente, Banco de Occidente

Mario Scarpetta Gnecco (**)
Inversionista

Iván Felipe Mejía Cabal
Presidente, Industrias de Envases S.A.

César González Muñoz
Asesor Financiero

Santiago Madriñán de La Torre
Asesor Financiero

Roberto Pizarro Mondragón
Director Ejecutivo del Comité Departamental de Cafeteros del Valle del Cauca

Ariosto Manrique Herrera
Asesor

Jorge Herrera Barona (*)
Presidente Fanalca S.A.

(*) Presidente
(**) Vicepresidente

Suplentes

Carlos Arcesio Paz Bautista
Gerente General, Harinera del Valle S.A.

Hernán Rincón Gómez
Presidente, Banco Popular

Lilly Scarpetta Gnecco
Inversionista

Consuelo Scarpetta Gnecco
Inversionista

Camilo Soto Franky
Asesor Financiero

Augusto Martínez Carreño
Asesor Financiero

Carlos Alberto González Arboleda
Director División Cooperativas Federación Nacional de Cafeteros de Colombia

Edgar Antonio Corzo Ortega
Contralor Central Castilla S.A.

Alvaro Correa Holguín
Inversionista

CORPORACION FINANCIERA DEL VALLE

www.corfivalle.com

CALI
PRINCIPAL
Edificio CFV
Calle 10 #4-47, Piso 23
Teléfono (57-2) 882 2692
Telefax (572) 883 1664
Télex 55601 CFV CO
Apartado 4902
Pasarela
NORTE
Avenida Estación con Avenida 5A
Centro Comercial Pasarela Local 156 B
Teléfono (57-2) 667 7117
UNICENTRO
Local 215
Teléfono (57-2) 339 6482

BOGOTÁ
PRINCIPAL
Carrera 7a. #71-21
Torre A, pisos 8 y 9
Teléfono (57-1) 376-5666
Fax (57-1) 317-3585
Apartado 14480
CENTRO
Carrera 7a. #33-42, piso 10
Teléfono (57-1) 339 0600
Telefax: (57-1) 285 6940
Télex 44487 CFV CO
Apartado 14480
CHICO
Calle 93a # 11-60
Teléfonos (57-1) 611 4240
611 5900

BARRANQUILLA
Carrera 52 #74-56
Local 105, Oficina 803
Teléfono (57-5) 356 1016
Fax: (57-5) 356 2296

MEDELLÍN
Edificio CFV
Calle 16 Sur #43A-49
Teléfono (57-4) 313 8844
Fax: (57-4) 313 4690
CENTRO
Calle 52 #45-94 Local 99-01
Teléfono (57-4) 251 5455

MANIZALES
Carrera 22 NO. 20-[illegible]
PBX (57-X) 297 [illegible]
Fax: (57-X) 882 [illegible]

Mercados

Sube la Bolsa y baja el dólar | **Subastan opciones *put***

▶ Página 2C

Financiamiento

Crédito, en el congelador

▶ Página 3C

FINANCIERA

C

Miércoles 27 de Marzo de 2002

LA REPUBLICA

Editor: Héctor Güiza Palomino hguiza@la-republica.com.co

www.larepublica.com.co



Facturación / tarjetas de crédito
Cifras a febrero
Millones de pesos
2001
2002
303.020
415.051
133.445
Mastercard
Visa
Diners

Fuente: Industria dinero plástico

Disparado el dinero plástico

LA REPUBLICA

El crédito de consumo y, específicamente, el de tarjetas de crédito parece ser el único que no pierde dinamismo, a juzgar por el comportamiento de los desembolsos.

Continúa TARJETAS / 2C

Desde hoy, cierre bancario

LA REPUBLICA

Clientes y usuarios del sistema financiero deben saber que hoy miércoles la atención en bancos y demás entidades financieras será hasta el medio día. Y por tratarse de días santos los intermediarios financieros no abrirán mañana jueves como tampoco este viernes.

Según se conoció, es posible que algunas entidades financieras presten atención al público el sábado próximo, aunque ello será decisión de cada intermediario. La Superintendencia Bancaria no se pronunció al respecto. En todo caso, los bancos están en libertad para abrir o no sus puertas el último sábado de este mes.

El lunes próximo el sector financiero reanudará la prestación del servicio a ahorradores y público en general.

Algunas entidades financieras recordaron que será normal la disponibilidad de efectivo en cajeros automáticos durante este puente festivo. Además, los cuentahabientes podrán realizar pagos de servicios públicos a través de cajeros automáticos y teléfono.

BALANCES & ASAMBLEAS

Banco Caja Social

La asamblea de accionistas del Banco Caja Social aprobó el balance de resultados correspondiente al tercer trimestre del año pasado.

Además, fue autorizada la distribución de la totalidad de las utilidades del ejercicio económico correspondiente al trimestre comprendido entre octubre y diciembre de 2001, que ascendieron a $1.710 millones.

Continúa ASAMBLEAS / 2C

INDICADORES ECONÓMICOS

DÓLAR

	HOY	AYER	VIERNES
TASA REPRESENTATIVA DEL MERCADO	$ 2.261.37	$ 2.274.47	$ 2.280.00
PROMEDIO PONDERADA-COMPRA	2.260.07	2.274.15	2.279.78
PROMEDIO PONDERADA-VENTA	2.262.67	2.274.80	2.280.22
CASAS DE CAMBIO-COMPRA	2.130.00	2.150.00	2.150.00
CASAS DE CAMBIO-VENTA	2.195.00	2.205.00	2.205.00
DOLAR CHEQUE - COMPRA	2.000.00	2.000.00	2.000.00
DOLAR CHEQUE - VENTA	2.280.00	2.300.00	2.300.00
DOLAR PARALELO-COMPRA	2.140.00	2.160.00	2.160.00
DOLAR PARALELO-VENTA	2.185.00	2.195.00	2.195.00

DEVALUACIÓN

	HOY	AYER	VIERNES
DIARIA ($)	-13.10	-5.53	0.40
CORRIDO DEL AÑO %	-1.30	-0.72	-0.48
CORRIDO MES %	-2.09	-1.53	-1.29
ULTIMOS 90 DIAS %	-1.55	-1.00	-1.00
ULTIMOS 12 MESES %	-1.42	-0.92	-0.17

EN FEB./01	0.74%	EN JUNIO/01	-1.12%	EN NOV/01	-0.06%
EN MARZO/01	2.34%	EN JULIO/01	-0.02%	EN DIC./01	0.99%
EN ABRIL/01	1.56%	EN AGOSTO/01	-0.12%	EN ENE./02	-1.15%
EN MAYO/01	-0.92%	EN SEPT/01	1.34%	EN FEB./02	1.98%

FUENTE: Banco de la República - * Asobancaria

TASAS DE INTERES (%)

	ACT.	ANT.		ACT.	ANT.
DTF EFECTIVO ANUAL	10.55	10.62	TCC EFECTIVO ANUAL	11.10	11.28
DTF TRIMESTRE ANTIC.	9.91	9.97	TCC TRIMESTRE ANTIC.	10.39	10.55
DTF TRIMESTRE VENC.	10.16	10.22	TCC TRIMESTRE VENC.	10.67	10.83
DTF SEMESTRE ANTIC.	9.78	9.84	TCC SEMESTRE ANTIC.	10.25	10.41
DTF SEMESTRE VENC.	10.29	10.35	TCC SEMESTRE VENC.	10.81	10.98
LIBOR (6 MESES)	2.37	2.34	PRIME RATE (180 DIAS)	4.75	4.75
INTERBANCARIA (E.A)	N.D.	7.47	INTERBANCARIA (NOMINAL)	N.D.	7.21

CORPORACION FINANCIERA DEL VALLE S.A.

BALANCE GENERAL CONSOLIDADO COMPARATIVO SECTOR FINANCIERO

(Publicación autorizada por la Superintendencia Bancaria)

CIRCULAR EXTERNA 059 DE 2001 A 31 DE DICIEMBRE DE 2001

BALANCE GENERAL A 31 DE DICIEMBRE DE 2000

(Publicación Autorizada por la Superintendencia Bancaria)
(Millones de Pesos)

ACTIVO

	A: 31 / 12 / 2001		A: 31 / 12 / 2000	
DISPONIBLE		40,697.9		31,512.8
Moneda Legal				
Caja, Bancos y Otros	33,716.1		29,541.5	
Moneda Extranjera	6,981.8		2,071.1	
FONDOS INTERBANCARIOS VENDIDOS Y PACTOS DE REVENTA		21,223.1		62,436.0
INVERSIONES		907,290.7		496,048.6
Inversiones Negociables - Renta Fija	251,803.2		163,589.5	
Inversiones Negociables - Renta Variable	108,280.7		95,470.6	
Inversiones No Negociables - Renta Fija	2,771.4		2,699.2	
Inversiones No Negociables - Renta Variable	343,128.3		222,855.9	
Inversiones de Cobertura	0.0		0.0	
Inversiones Hasta el Vencimiento Renta Fija	34,658.8		0.0	
Inversiones Permanentes Renta variable	144,864.8		7,652.8	
Derechos de Recompra de Inversiones	73,440.5		16,216.8	
Menos : Provisión	(51,846.6)		(12,436.3)	
CARTERA DE CREDITOS		880,466.8		931,302.0
Garantía Admisible Cartera Comercial y de Consumo	672,319.0		598,339.6	
Vigente	648,848.1		582,640.8	
Vencida Hasta 12 Meses	17,814.4		8,743.9	
Vencida Más de 12 Meses y Menor o Igual a 24 Meses	3,433.8		2,264.4	
Vencida Más de 24 Meses	4,122.8		2,690.7	
Otras Garantías Cartera Comercial y de Consumo	365,661.9		400,865.7	
Vigente	364,867.7		394,804.3	
Vencida Hasta 12 Meses	620.3		695.4	
Vencida Más de 12 Meses	63.9		5,356.0	
Cartera Hipotecaria para Vivienda	274.1		317.8	
Vigente	182.8		251.8	
Vencida Hasta 18 Meses	63.8		50.3	
Vencida Más de 18 Meses y Menor o Igual a 30 meses	17.1		15.8	
Vencida Más de 30 meses	10.8		0.0	
Derechos de Recompra de Cartera Negociada	0.0		0.0	
Menos : Provisión	(57,785.2)		(68,341.2)	
ACEPTACIONES Y DERIVADOS		4,408.2		(874.0)
Deudores por Aceptaciones Bancarias	877.4		1,275.1	
Derivados				
Derechos	2,345,259.7		639,641.5	
Obligaciones	(2,341,728.9)		(641,790.6)	
CUENTAS POR COBRAR		43,050.2		172,935.6
Intereses	27,983.7		28,837.8	
Comisiones y Honorarios	1,584.6		4,181.1	
Cánones de Bienes dados en Leasing	8,123.2		24,419.0	
Otras	12,701.8		131,417.2	
Menos : Provisión	(7,342.7)		(15,819.5)	
BIENES REALIZABLES Y RECIBIDOS EN PAGO		48,688.5		48,880.0
Bienes Realizables	10,141.1		4,341.8	
Bienes Recibidos en Pago	63,773.0		68,304.4	
Menos : Provisión	(25,225.6)		(23,666.0)	
PROPIEDADES Y EQUIPO		11,265.7		13,857.7
Terrenos, Edificios y Construcciones en Curso	11,177.2		15,812.7	
Equipo, Muebles y Enseres de Oficina	6,808.0		7,058.8	
Equipo de Computación	6,898.5		9,808.9	
Otras	2,026.0		484.9	
Menos : Depreciación y Amortización Acumulada	(14,574.3)		(19,023.6)	
Más : Depreciación Diferida	0.0		0.0	
Menos : Provisión	(68.7)		(39.5)	
BIENES DADOS EN LEASING		86,558.6		71,803.1
Maquinaria, Equipo y Vehículos	78,805.8		62,224.3	
Equipo de Computación y Programas para Computador	6,550.2		3,376.7	
Otros	7,427.5		11,611.7	
Menos : Depreciación y Amortización Acumulada	(3,213.7)		(3,780.9)	
Más : Depreciación Diferida	(383.8)		(1,026.6)	
Menos : Provisión	(1,587.5)		(721.8)	
APORTES PERMANENTES		0.0		0.0
En Compañías Subordinadas	0.0		0.0	
En Otras Compañías	0.0		0.0	
Menos : Provisión	0.0		0.0	
EXCESO DEL COSTO DE INVERSION SOBRE EL VALOR EN LIBROS		0.0		0.0
OTROS ACTIVOS		86,877.7		99,829.3
Aportes Permanentes	185.8		152.5	
Gastos Anticipados y Cargos Diferidos	3,218.0		5,612.8	
Bienes por Colocar en Contratos Leasing	4,841.2		10,778.8	
Otros	81,918.2		117,922.8	
Menos : Provisión	(3,285.3)		(34,638.6)	
VALORIZACIONES		97,261.3		86,005.6
Inversiones No Negociable Renta Variable	88,677.0		77,196.6	
Propiedades y Equipo	8,604.3		8,808.9	
Otras	0.0		0.0	
DESVALORIZACIONES		(1,586.5)		(1,602.8)
Inversiones	(1,586.5)		(1,602.8)	
TOTAL ACTIVO ANTES DE CAPITAL GARANTIA		2,226,349.1		2,012,134.6

PASIVO Y PATRIMONIO

	A: 31 / 12 / 2001		A: 31 / 12 / 2000	
DEPOSITOS Y EXIGIBILIDADES EN MONEDA LEGAL		741,852.4		570,829.9
Depósitos en Cuenta Corriente Bancaria	0.0		0.0	
Certificados de Depósito a Término	741,157.1		558,783.3	
Depósitos de Ahorro	413.0		12,008.9	
Cuentas de Ahorro de Valor Constante	0.0		0.0	
Certificados de Ahorro de Valor Constante	0.0		0.0	
Otros	282.3		37.8	
DEPOSITOS Y EXIGIBILIDADES EN MONEDA EXTRANJERA		60,730.0		69,218.2
Depósitos en Cuenta Corriente Bancaria	53,579.5		69,092.8	
Corresponsales Extranjeros	7,150.5		87.3	
Otros	0.0		38.1	
F. INTERBANCARIOS COMPRADOS Y PACTOS DE RECOMPRA		123,689.5		15,001.8
ACEPTACIONES (BANCARIAS) EN CIRCULACION		877.4		1,275.1
CREDITOS DE BANCOS Y OTRAS OBLIGACIONES FINANCIERAS		782,358.1		767,410.7
Banco de la República	21.0		139,817.8	
Otras Entidades del País	564,484.1		260,363.6	
Entidades del Exterior	217,853.0		367,229.3	
CUENTAS POR PAGAR		41,113.8		103,421.1
Intereses	23,936.7		24,505.0	
Comisiones y Honorarios	175.0		16.4	
Dividendos y Excedentes	13.6		22.0	
Otras	16,988.2		78,877.7	
TITULOS DE INVERSION EN CIRCULACION		47,109.0		59,784.4
OTROS PASIVOS		28,294.7		10,593.4
Obligaciones Laborales Consolidadas	1,311.8		1,355.0	
Ingresos Anticipados y Abonos Diferidos	7,902.7		4,791.3	
Pensiones de Jubilación	4,617.1		4,365.7	
Otros	14,463.1		81.4	
PASIVOS ESTIMADOS Y PROVISIONES		6,421.0		4,710.4
Obligaciones Laborales	0.0		265.2	
Impuestos	2,622.0		2,295.5	
Otros	3,799.0		2,149.7	
DEFECTO DEL COSTO DE LA INVERSION SOBRE EL VALOR EN LIBROS		0.0		0.0
BONOS OBLIGATORIAMENTE CONVERTIBLES EN ACCIONES		0.0		0.0
INTERES MINORITARIO		2,404.6		2,316.7
TOTAL PASIVO		1,834,940.2		1,604,553.6
PATRIMONIO		391,408.9		407,571.0
CAPITAL SOCIAL		860.2		860.2
RESERVAS		225,314.1		257,734.9
Reserva Legal	130,030.6		48,703.8	
Reservas Estatutarias y Ocasionales	94,904.0		89,260.8	
Prima en Colocación de Aportes	379.5		119,770.3	
FONDOS DE DESTINACION ESPECIFICA		0.0		0.0
APORTES PROPIOS READQUIRIDOS		0.0		0.0
SUPERAVIT		187,244.3		175,921.6
Valorizaciones	97,174.1		85,760.3	
Desvalorizaciones	(1,588.2)		(1,602.8)	
Revalorización del Patrimonio	91,658.4		91,653.1	
Otros	0.0		0.0	
DIVIDENDOS DECRETADOS EN ACCIONES		0.0		0.0
RESULTADOS DE EJERCICIOS ANTERIORES		4,002.7		(28.2)
RESULTADOS DEL EJERCICIO		(25,672.6)		(26,672.9)
Resultados Distribuidos	(25,672.6)		(26,672.9)	
AJUSTE POR CONVERSION DE ESTADOS FINANCIEROS		(130.8)		(48.6)
TOTAL PASIVO Y PATRIMONIO ANTES DE CAPITAL GARANTIA		2,226,349.1		2,012,134.5

CAPITAL GARANTIA

	A: 31 / 12 / 2001	A: 31 / 12 / 2000
CAPITAL GARANTIA	0.0	0.0
TOTAL ACTIVO Y CAPITAL GARANTIA	2,226,349.1	2,012,134.6
CAPITAL GARANTIA	0.0	0.0
TOTAL PASIVO, PATRIMONIO Y CAPITAL GARANTIA	2,226,349.1	2,012,134.5

CUENTAS CONTINGENTES Y DE ORDEN

	A: 31 / 12 / 2001		A: 31 / 12 / 2000	
CUENTAS CONTINGENTES ACREEDORAS POR CONTRA		1,781,094.4		1,714,148.0
CUENTAS CONTINGENTES DEUDORAS		520,553.0		398,883.6
Intereses Cartera de Créditos	24,143.8		18,482.0	
Corrección Monetaria Cartera de Créditos	0.0		0.0	
Cánones y Sanciones en Contratos Leasing	2,022.1		1,506.9	
Cánones por Recibir	104,943.4		72,593.1	
Opciones de Compra por Recibir	136,244.7		167,722.4	
Otras	253,192.0		138,490.2	
CUENTAS DE ORDEN DEUDORAS		3,748,583.2		3,375,313.2
CUENTAS DE ORDEN ACREEDORAS POR CONTRA		3,733,893.1		3,723,280.4
TOTAL CUENTAS CONTINGENTES Y DE ORDEN		9,784,203.7		9,209,632.2

	A: 31 / 12 / 2001		A: 31 / 12 / 2000	
CUENTAS CONTINGENTES ACREEDORAS		1,781,094.3		1,714,148.0
Avales y Garantías	34,724.6		87,304.3	
Cartas de Crédito	11,886.7		3,541.1	
Créditos Aprobados no Desembolsados	4,105.3		5,318.1	
Aperturas de Crédito	0.0		0.0	
Underwriting en Firme	0.0		0.0	
Otras Contingencias	1,710,389.8		1,617,823.9	
CUENTAS CONTINGENTES DEUDORAS POR CONTRA		520,553.0		398,883.6
CUENTAS DE ORDEN DEUDORAS POR CONTRA		3,748,583.2		3,375,313.2
CUENTAS DE ORDEN ACREEDORAS		3,733,893.2		3,723,280.4
TOTAL CUENTAS CONTINGENTES Y DE ORDEN		9,784,203.7		9,209,632.2

ALEJANDRO ZACCOUR URDINOLA
REPRESENTANTE LEGAL

LUIS ALFONSO CANCINO
CONTADOR GENERAL
T.P. No. 59432-T

ESTADO DE RESULTADOS CONSOLIDADO COMPARATIVO SECTOR FINANCIERO

(Publicación autorizada por la Superintendencia Bancaria)

CIRCULAR EXTERNA 059 DE 2001 A 31 DE DICIEMBRE DE 2001

ESTADO DE RESULTADOS

	PERIODOS COMPRENDIDOS DEL 01 / 01 / 2001 AL 31 / 12 / 2001		DEL 01 / 01 / 2000 AL 31 / 12 / 2000	
INGRESOS OPERACIONALES DIRECTOS		422,146.6		375,048.3
Intereses y Descuento Amort.				
Cartera de Créditos y Otros Intereses	127,585.2		158,165.0	
Valoración Inversiones Negociables Renta Fija	29,422.1		28,502.2	
Valoración Inversiones Negociables Renta Variable	18,174.6		17,069.5	
Rendimientos Inversiones No Negociables Renta Fija	282.5		139.3	
Rendimientos Inversiones Hasta el Vencimiento Renta Fija	0.0		0.0	
Corrección Monetaria - UVR	21.6		22.7	
Comisiones y Honorarios	16,668.8		16,383.1	
Derivados	74,618.6		48,211.4	
Cambios	117,038.5		78,803.9	
Utilidad en Venta de Inversiones	21,474.1		16,957.9	
Arrendamiento de Bienes en Leasing	16,897.8		10,674.1	
Utilidad en Venta de Activos en Leasing	7.2		237.2	
Servicios de Almacenamiento	0.0		0.0	
Ajuste por Inflación	0.0		0.0	
GASTOS OPERACIONALES DIRECTOS		377,730.1		313,381.0
Intereses, Prima Amortizada y Amortización de Descuento	185,183.6		174,491.4	
Valoración Inversiones Negociables Renta Fija	4,024.2		14,090.8	
Valoración Inversiones Negociables Renta Variable	202.9		1,025.8	
Corrección Monetaria - UVR	0.0		0.0	
Comisiones	6,313.9		3,324.4	
Derivados	62,465.2		49,277.2	
Cambios	111,322.4		67,142.6	
Pérdida en Venta de Inversiones	8,211.6		3,695.8	
Pérdida en Venta de Activos en Leasing	20.4		433.1	
Depreciación de Bienes en Leasing	0.0		0.0	
Ajuste por Inflación	0.0		0.0	
RESULTADO OPERACIONAL DIRECTO		44,416.5		61,663.3
OTROS INGRESOS Y GASTOS OPERACIONALES - NETO		311.8		(24,834.0)
INGRESOS OPERACIONALES		48,059.7		22,513.8
Dividendos y Participaciones	16,062.2		8,536.6	
Sanciones por Incumplimiento en Contratos de Arrendamiento	365.1		358.4	
Otros	31,632.4		13,618.8	
Ajuste por Inflación	0.0		0.0	
GASTOS OPERACIONALES		47,757.9		47,147.8
Gastos de Personal	21,149.3		21,250.6	
Otros	25,608.6		25,897.2	
Ajuste por Inflación	0.0		0.0	
RESULTADO OPERACIONAL ANTES DE PROVISIONES				
DEPRECIACIONES Y AMORTIZACIONES		44,728.3		27,031.3
PROVISIONES		89,591.9		77,024.4
Inversiones	53,402.5		12,195.0	
Cartera de Créditos	20,043.5		36,895.4	
Otras	16,179.9		27,934.0	
Ajuste por Inflación	0.0		0.0	
DEPRECIACIONES - BIENES DE USO PROPIO		1,499.0		1,631.3
AMORTIZACIONES		593.8		(2,834.5)
Del Defecto del Costo de la Inversión Sobre Valor en Libros	0.0		(3,533.7)	
Del Exceso del Costo de la Inversión Sobre Valor en Libros	0.0		0.0	
Otras	593.8		699.2	
RESULTADO OPERACIONAL NETO		(56,956.2)		(26,889.7)
INGRESOS NO OPERACIONALES		41,349.6		13,886.9
Ingresos No Operacionales	41,349.6		13,886.9	
Ajuste por Inflación	0.0		0.0	
GASTOS NO OPERACIONALES		2,162.5		1,691.0
Gastos No Operacionales	2,162.5		1,691.0	
Ajuste por Inflación	0.0		(0.0)	
RESULTADO NETO NO OPERACIONAL		39,187.1		12,195.9
AJUSTE EN CAMBIO REALIZADO		(38.6)		15.8
UTILIDAD (PERDIDA) POR EXPOSICION A LA INFLACION		0.0		6,409.6
UTILIDAD (PERDIDA) ANTES DE IMPUESTO A LA RENTA		(17,808.7)		(20,268.6)
IMPUESTO A LA RENTA Y COMPLEMENTARIOS		7,587.0		6,286.4
RESULTADOS ADQUIRIDOS DURANTE EL EJERCICIO		(25,395.7)		(26,554.9)
INTERES MINORITARIO		276.9		118.0
UTILIDAD (PERDIDA) DEL EJERCICIO		(25,672.6)		(26,672.9)

OSCAR DARIO MORALES RIVERA
REVISOR FISCAL
T.P. No. 3822-T

COMPORTAMIENTO de MERCADOS

Bolsa subió 0,46%

Leve repunte fue atribuido a operación realizada con la acción de Éxito.

LA REPUBLICA

Ayer el Índice General de la Bolsa de Colombia (Igbc) cerró en 1.100,87 unidades, repuntando 0,46% con respecto al viernes.

Según los comisionistas, el comportamiento alcista del Igbc, que se evidenció además en un monto negociado de $2.708 millones, fue sorpresivamente alto, si se tiene en cuenta lo acontecido en el mercado de deuda pública, así como en el cambiario. "Este comportamiento puede ser causa del bajo nivel que ostentan las tasas de interés y la escasa rentabilidad de las inversiones en dólares, lo cual hace que los inversionistas decidan refugiarse en el mercado de renta variable", sostuvo Acciones y Valores.

El hecho más destacado de la jornada fue el volumen de operaciones con el papel de Éxito, que movilizó $1.319 millones. Esta acción cerró en $3.350 y subió 1,33%.

También se observó especial apetito por Banco Bogotá y Cementos Argos. La primera acción tuvo un incremento de 2,08%, cerrando la sesión en $4.950, mientras que la cementera repuntó en 1,54%, culminando operaciones en $6.600.

Otras alzas se observaron en Cementos Argos (1,54%), Banco de Bogotá (2,08%), Industrias Noel (1,11%) y Corfinsura (0,4%).

Las acciones perdedoras de la [illegible]

Dólar cerró a la baja

Durante el primer día hábil de Semana Santa se presentó un exceso de oferta en el mercado cambiario, lo que llevó a que la tasa de cierre se ubicara en $2.260, es decir, una reducción de $4,75 frente al viernes.

Dicha tasa es la más baja observada desde el pasado 6 de febrero cuando el mercado culminó operaciones en $2.257,5.

Los analistas atribuyeron el exceso de oferta a ventas puntuales de inversionistas. A lo anterior se unió una débil demanda por moneda extranjera, debido a la precaria presencia del sector real de la economía.

La baja de la tasa de cambio fue la tercera consecutiva y mostró además una caída de $13,54 en el valor promedio.

El mercado inició transacciones en $2.270 y fluctuó entre un precio máximo de $2.286 y una cotización mínima de $2.252, lo que evidencia la fuerte revaluación que hubo a lo largo de la sesión.

El dinamismo de negociación fue bastante bajo, siendo transados US$118,72 millones, en 181 operaciones.

Subastan opciones *put*

El Banco de la República convocó para hoy a una subasta de opciones *put* para acumulación de reservas con un cupo total de US$100 millones. Las posturas se podrán presentar entre las 10:30 y las 11:00 a.m. Se estableció además que el período para el ejercicio de las opciones será entre el lunes 1 y el martes 30 de abril de 2002.

Según los analistas, es probable que en la subasta se presente una alta demanda por parte de los agentes cambiarios, al tiempo que se espera estabilidad o incluso reducciones en la prima de corte, la cual quedó [illegible]



Cofinorte

Millones de pesos
A diciembre de 2001

Activo	128.818
Patrimonio	18.300
Utilidad	-13.547
Cartera bruta	68.204
Cartera vencida	4.280
Provisión	5.989

Fuente: Superbancaria

Cofinorte, a liquidación

LA REPUBLICA

La Superintendencia Bancaria ordenó la liquidación de los bienes y haberes de la Corporación Financiera del Norte (Cofinorte), que a mediados del año pasado fue intervenida por el gobierno para administrar.

La determinación, adoptada mediante resolución número 0343, fue notificada de manera inmediata al Fondo de Garantías de Instituciones Financieras (Fogafin) para que proceda a designar liquidador o a encomendar dichas funciones al agente especial.

El Fondo tomó la determinación de desmontar dicha entidad a través de cesiones parciales de activos, pasivos y contratos y la atención de la totalidad de los pasivos contraídos con el público y las entidades financieras.

De acuerdo con la estrategia diseñada, se realizó la cancelación total de los pasivos con el público (CDT y ahorros). Para tal efecto se cedieron CDT a otros bancos por $18.000 millones, y la porción restante se canceló a los depositantes en las fechas de vencimiento.

Los registros contables al 31 de diciembre de 2001 dan cuenta que Cofinorte no presenta saldos por concepto de depósitos y exigibilidades como

Titularizadora, con máxima nota

Definidas las diez firmas comisionistas encargadas de colocar los títulos hipotecarios.

LA REPUBLICA

Todo pinta bien para la primera emisión de títulos hipotecarios que realizará la Titularizadora Colombia. Además del respaldo de las principales corporaciones de ahorro y vivienda y de la Corporación Financiera Internacional (IFC), los papeles acaban de recibir una muy buena calificación crediticia por parte de Duff & Phelps.

Los títulos principales obtuvieron AAA, lo que significa que tienen factores de riesgo prácticamente inexistentes, mientras que los títulos subordinados, es decir, los que garantizan a los primeros, consiguieron una A.

De otro lado, la Titularizadora ya seleccionó a las diez firmas comisionistas que estarán encargadas de colocar los títulos hipotecarios. Se trata de Afin, Corredores Asociados, Davivalores, Correval, Santander Investment, Inversionistas de Colombia, Interacción, Suvalor, Interbolsa y Citivalores.

Los directivos de la Titularizadora esperan que en la semana del 15 o la del 22 de abril salgan los papeles al mercado. La primera emisión será de $500.000 millones, a un plazo de entre cinco y diez años y estarán indexados a la UVR. Su objetivo principal es financiar la construcción y promover la reactivación del sector, además de aumentar la profundidad del mercado de capitales. Según los expertos, la contribución más importante de la titularización consiste en el empate de las diferencias de plazos e índices entre las captaciones y colocaciones de las entidades que ofrecen los créditos hipotecarios. Actualmente las captaciones de recursos son a plazos muy cortos y las colocaciones a plazos muy largos.



MAURICIO CÁRDENAS, presidente titularizadora hipotecaria

Negocio

rró en $2.215, bajando 1,34% y Suramericana de Inversiones, que terminó en $1.030, cayendo 2,92%.

Los analistas prevén que hoy probablemente se reduzca el dinamismo de negociación por cuenta del cierre bancario, lo que implica que la jornada tan *sólo sea* de una hora y media. Además, es factible que se presenten leves descensos en algunas acciones producto de la toma de utilidades que harán entidades *para efectos* contables.

en $8.560 por cada US$1.000 en la operación que se realizó en 28 de febrero pasado.

De acuerdo con Acciones y Valores se puede esperar una reducción por los niveles tan bajos que muestra en estos momentos la cotización del dólar, lo que hacen que se asignen pocas probabilidades a una mayor revaluación del tipo de cambio.

Así mismo, Eduardo A. Reyes, analista de Afin, indicó que otro factor que puede motivar una baja en la prima de corte es la cercanía de las elecciones, las cuales históricamente han generado presiones devaluacionistas. Para Reyes la prima se podría ubicar entre $6.500 y $7.000.

tampoco fondos interbancarios comprados, operaciones repo y aceptaciones financieras.

La Superintendencia recordó que los apoyos de liquidez otorgados por Fogafín le permitieron *a la Corporación* cumplir con el encaje requerido para los meses posteriores a la toma de posesión para administrar.

La Superintendencia advirtió que los hechos que dieron lugar a la ocurrencia de las causales que sirvieron de fundamento para *decretar la medida* de toma de posesión para administrar, no fueron enervados como producto de la actividad propia de la entidad intervenida, sino por los apoyos de liquidez otorgados por el Fondo.

Durante el tiempo de administración Fogafín encontró la no viabilidad de la Corporación Financiera del Norte, razón por *la cual la Superintendencia* tomó la determinación de liquidarla.

Básicamente la Titularizadora *se encargará de* comprar carteras hipotecarias a los bancos para venderlas posteriormente al público en títulos. Así mismo, a la entidad le corresponderá transferir los pagos mensuales de los deudores a los inversionistas.

Uno de los beneficios de la titularización para los inversionistas consiste en la exención de *impuestos* sobre los rendimientos y la utilidad en venta *durante toda la vida del título*, lo que genera un rentabilidad neta después de impuestos superior a títulos de similares características, negociados actualmente en el mercado.

De acuerdo con Afin, otra ventaja radica en la liquidez del papel. Los inversionistas tendrán la posibilidad de acceder al Frech (Fondo de la Reserva para la *Estabilización de Cartera Hipotecaria*) para intercambiar estos títulos por Títulos de Tesorería (TES), con los que posteriormente se podrán efectuar operaciones repo con el Banco de la República, lo que garantiza la dinámica del mercado y el éxito de la colocación.

TARJETAS / 1C

Al corte de febrero pasado, la *facturación de los sistemas* de tarjetas de crédito totalizó $851.516 *millones* frente a los $762.795 millones de igual período del año anterior.

El aumento es de 11,6%, tasa que si bien no es muy alta, sí se encuentra por encima de la inflación de 6% *prevista para este año.*

La mayor tasa de crecimiento durante ese período la registró Mastercard, con un total de $303.020 millones. El aumento fue de 16,8% si se tiene en cuenta que entre *enero y febrero* de 2001 la facturación reportada por esa franquicia ascendió a $259.469 millones.

El segundo mayor aumento en facturación lo reportó Diners, que en el país es administrada por el Banco Superior. En efecto, al finalizar febrero este sistema había facturado $133.445 millones, es decir, un 13,6% más con respecto a los $117.434 millones de igual lapso de 2001.

Por su parte, Visa creció 7,6%, al reportar ventas totales por $415.051 *millones* frente a $385.692 millones registrados en los dos primeros meses del año pasado.

Durante febrero la facturación de los diferentes sistemas de tarjetas de crédito totalizó $394.031 millones, con un aumento de 11% en comparación con los $355.053 millones de igual mes de 2001.

Para algunos consultados, el desempeño favorable que registra el crédito de consumo obedece, en parte, al menor riesgo que observan las entidades financieras en ese tipo *de colocaciones.*

Además, algunas personas están más dispuestas a endeudarse, ante el menor costo que registra el crédito, luego de las sucesivas reducciones que han tenido las tasas de interés del *sistema financiero.*

Los bancos han visto en ese segmento una oportunidad para aumentar su colocación de recursos en el mercado financiero y por *eso algunos* acaban de lanzar nuevas líneas de crédito, con menos trámites, en tanto que otros han reducido sus tasas de interés.

ASAMBLEAS / 1C

Conavi

La asamblea de accionistas de esta entidad financiera, perteneciente al Grupo Empresarial Antioqueño, aprobó la distribución de $3.795 millones entre sus socios.

Esos recursos corresponden a las *utilidades que* obtuvo la institución durante el segundo semestre del año pasado. El dividendo decretado será pagado en efectivo.

Además, la asamblea de accionistas aprobó una reforma a los estatutos de la institución con el fin de incorporar nuevas sobre buen gobierno corporativo.

Corfivalle

La asamblea general de accionistas de la Corporación Financiera del Valle aprobó la liberación de una prima en colocación de acciones, con el objetivo de enjugar las pérdidas del año 2001, las cuales ascendieron a $21.956 millones.

Como la Corporación no obtuvo utilidades en 2001, el dividendo para las acciones ordinarias correspondiente a este año se acumulará a los dividendos de los años 1998 por $299.90, 1999 *por* $327.58, *y 2000 por* $356.25, para ser pagados con las utilidades de 2002. Dicho pago tendrá preferencia sobre cualquier otro dividendo a cargo de las acciones ordinarias. El dividendo acumulado por acción de Corfivalle asciende a la suma de $1.367,23.

Leasing Bolívar

Los accionistas de esta compañía de financiamiento comercial decidieron no distribuir dividendo para el período junio-diciembre de 2001. La utilidad del ejercicio será destinada a enjugar las pérdidas del año pasado, cuando Leasing Bolívar registró un saldo en rojo de $1.909 millones.

De otro lado, la asamblea de accionistas aprobó la modificación estatutaria para la implementación del código de buen gobierno para la compañía.

La DTF y los recortes de tasas

Por Suvalor y Corfinsura
Especial para LA REPÚBLICA

La DTF (tasa resultante de promediar la *tasa de captación* a 90 días a través de certificados de depósito a término, CDT) es el principal indicador usado en Colombia para medir la evolución del costo de los recursos de capital.

Sin embargo, existen algunas críticas a la forma como se calcula esta tasa, las cuales se refieren principalmente a que no refleja de manera precisa lo que vale el dinero.

Lo anterior se debe a que es una tasa que se aplica en una semana con datos recogidos de semanas anteriores (la DTF vigente para esta semana, por ejemplo, se calculó con datos del viernes de la semana *antepasada* y valores hasta el jueves de la pasada), además, esta variable no incluye las captaciones a otros plazos y no discrimina el riesgo de las mismas, en cada una de *las entidades* del sistema financiero.

El *presente artículo contiene* algunas conclusiones luego de analizar cómo un descenso de las tasas de referencia del Banco de la República influye en la DTF y cómo el cálculo semanal impide precisar la dinámica de la absor*ción de esas* disminuciones.

Se utilizaron datos de los recortes realizados por el Emisor y la DTF 90 días (efectiva anual) durante el período comprendido desde el 9 de marzo de 2001 hasta el 22 de marzo del presente año.

Conclusiones

✓ Los recortes de las tasas del Banco de la República sí afectan la DTF y el mercado se tarda, en promedio, 117 días en asimilar estas disminuciones.

✓ *Entre más* sean los recortes, menos volatilidad existe en el tiempo de absorción de las nuevas tasas. En el estudio se observa cómo las dos primeras absorciones se distanciaron en 21 días mientras las tres últimas en máximo cuatro días.

✓ *No necesariamente* los cortes en las tasas del BR conducen a disminuciones en la DTF en igual cuantía. Se observa que la baja total del período, usando el criterio de los 117 días (no incluye la baja del 15 de marzo de 2002) fue de 400 puntos básicos, mientras lo que se había asimilado por mercado al día de hoy ascendía a 267 puntos básicos.

✓ La DTF semanal no es en esencia una variable que recoja los cambios puntuales de la tasa interbancaria y, por ser un calculo semanal, deja a un lado cambios significativos en las captaciones diarias.

✓ Parece ser que la DTF pierde de sensibilidad a la baja cuando la cuantía de los cortes es muy alta. Los resultados de la investigación dejar ver cómo se incrementa considerablemente el tiempo de asimilación luego de que el Emisor recortó sus tasas en 100 puntos básicos.

✓ Con lo anterior se deduce que el sistema financiero está dispuesto a bajar sus tasas de captación más rápido si las bajas del Banco de la República son más espaciadas en el tiempo y de menor cuantía.

FILE No. 823437

02 JUL 22

ECONÓMICAS

CIFRA DEL DÍA
20,1 por ciento creció el dinero en efectivo en el último año.

DÓLAR
Tasa representativa del mercado $ 2.384,22
Casa de cambio (c) $ 2.140,00
Casa de cambio (v) $ 2.170,00

CAFÉ COLOMBIANO
Dólares por libra OIC
Hoy 0,61
Ayer 0,60

PETRÓLEO
Dólares por barril
Hoy 25,82
Ayer 25,53

BOLSA DE COLOMBIA
IGBC (Índice General)
Hoy 1.259,01
Ayer 1.266,21

INTERÉS
Efectivo anual
DTF 8,21%
DTF Trimestre anticipado 7,81%
TBS Efectivo anual (Bancos a 90 días) 8,11%

UVR
HOY $ 126,6810
MAÑANA $ 126,7063

MONEDAS
Pesos por
Euro $ 2.321,09
Bolívar $ 1,86
Peso mexicano $ 244,54

Pymes en problemas

El 53,7 por ciento de las 16.229 pequeñas y medianas empresas (Pyme) registradas en Venezuela cerraron operaciones en los útimos dos años, según una encuesta industrial contratada por la Asociación de Artesanos, Micros, Pequeños y Medianos Empresarios (Apyme). En el sector, que ocupa a la mayor parte de la población económicamente activa de 11,2 millones de personas, siguen en operación 7.957 empresas. Según la encuesta, la capacidad ociosa de las empresas que continúan operativas es de 80 por ciento.

Cadenas venden 4,6% más


BEBES

Los grandes almacenes e hipermercados minoristas

RECURSOS / HAY ALTERNATIVAS QUE PODRÍAN IR DE LA MANO DE LA REFORMA TRIBUTARIA

Venas rotas del Estado

Si se controlaran agujeros como evasión, contrabando, ilícitos con combustibles y desviación de regalías, entre otros, el Estado contará por lo menos con $ 5,8 billones.

CLARA INÉS RUEDA G.
Editora Económica

Tan pronto llegó a Washington, el presidente electo, Álvaro Uribe, corroboró algo que ya había sugerido en su época de candidato: entrará a la Casa de Nariño con reforma tributaria en mano.

Para los expertos, el anuncio no tenía nada de nuevo. El gerente de empalme de las administraciones Pastrana y Uribe, Rudolf Hommes, había dejado claro que el país requiere de por lo menos 2 puntos del Producto Interno Bruto (PIB) para las Fuerzas Militares, 1,5 para gasto social y 0,5 para reactivar la economía. Esto es, en total, unos 7,6 billones de pesos.



SI LOS ILÍCITOS CON COMBUSTIBLE se redujeran a la mitad, el Estado contaría con 450.000 millones de pesos más. Archivo / EL TIEMPO

No quieren reforma
¿Está de acuerdo o en desacuerdo con la propuesta del presidente electo Álvaro Uribe de hacer una reforma tributaria y aumentar los impuestos para financiar su programa de Gobierno?


Ns/Nr
16%
En desacuerdo
64%

Muchas de esas 'venas' se pueden atacar, es cierto, con una reforma tributaria. Por ejemplo, evasión, que se lleva unos 4,4 billones. O el contrabando, que ronda los 2,8 billones de pesos. Si ambos 'escapes' se redujeran a la mitad, el país podría tener 3,6 billones de pesos adicionales.

¿POR DÓNDE IRÁ LA REFORMA?

Aunque el próximo ministro de Hacienda, Roberto Junguito, ha dicho que el propósito de la Reforma Tributaria que presentará el gobierno de Álvaro Uribe será aumentar el recaudo sin elevar las tarifas, la verdad es que para la gente, reforma tributaria simplemente significa más impuestos.

Sea como sea, lo único que Junguito espera para presentar su reforma es el informe de la llamada Misión de Ingresos, que en julio dará a la luz un documento que puede convertirse en 'fórmula mágica' para que el país logre más recursos por la vía de impuestos.

Mientras llega, la Contraloría General de la República presentará un informe en el que propone una 'Reestructuración de la Tributación en Colombia', que permitiría conseguir entre 1,8 y 3,6 billones de pesos, según lo drástica o suave que se haga. Su remedio incluye varios medicamentos. Entre ellos:

-Una disminución de la tasa del impuesto a la renta (hoy en 35 por ciento), la cual se compensaría por una limitación de las múltiples exenciones (que hoy superan el 5,2 por ciento del PIB, más de 8 billones de pesos) y mayores controles a la evasión, que es del 35 por ciento del recaudo en renta

meses del año, 4,38 por ciento más que en igual período del 2001. Según la directora del Departamento Administrativo Nacional de Estadística (Dane), María Eulalia Arteta, "el crecimiento en las ventas reales en los grandes almacenes e hipermercados sigue asociado a la apertura de nuevos puntos de venta, principalmente en Bogotá, Barranquilla y Medellín".

Unos bien, otros no tanto

Los sectores que lograron un mayor crecimiento en ventas durante el primer trimestre del año, al interior de los grandes almacenes e hipermercados, fueron la comercialización de artículos y utensilios de uso doméstico, muebles y equipo para oficina, calzado y artículos de cuero y productos textiles y prendas de vestir. En cambio, los productos farmacéuticos; libros, periódicos y revistas; licores y tabaco; repuestos y accesorios de vehículos; y productos para el aseo del hogar, registraron disminuciones en las unidades vendidas.

EPM cumplió sus metas

Empresas Públicas de Medellín (EPM) obtuvo excedentes operacionales por 323.478 millones de pesos en los primeros cinco meses del año, cifra superior en un 6 por ciento a la de igual período del 2001. La compañía explicó los resultados con el hecho de que cumplió en un ciento por ciento las metas de ventas previstas. El patrimonio de EPM se sitúa hoy en $7.7 billones, frente a $7,6 billones del año 2001.

entiende cómo es que vienen cambios en los impuestos. Según encuesta realizada por el Opinómetro (ver gráfico), el 64 por ciento esté en desacuerdo con la propuesta de Uribe.

Menos aún les gustaría la idea, si supieran que cada 16 meses se hace una reforma, pero el recaudo no se mueve del 12 por ciento del PIB. O sea, unos 22,8 billones de pesos.

El tema, sin embargo, no es de molestias, sino de soluciones. Y por más que varias de ellas tengan que venir por el lado de una reforma tributaria (ver recuadro), si el Gobierno quiere aumentar sus recursos, debería empezar por cortar ciertas 'venas rotas' por las cuales se le 'escapan' billones.

20%

Ficha Técnica
Ficha Técnica: Realizado por: SF Ltda (Opinometro) Encargada y financiado por: La FM de RCN Y EL TIEMPO. Fecha de realización: Junio 21 del 2002 Alcance: Bogotá, Medellín, Cali, Barranquilla, Bucaramanga. Duración: Un día. Tamaño de la muestra: 1.050 encuestados. Método: Entrevista personal. Margen de error máximo: +/-3% Nivel de confianza: 95%

EL TIEMPO | La FM

Según cálculos de EL TIEMPO, si se redujeran a la mitad agujeros como evasión de impuestos, contrabando técnico y abierto, ilícitos con los combustibles, desviación de regalías, subsidio a la gasolina y ojalá, atentados a los oleoductos, el Estado podría contar con unos 5,8 billones de pesos.

Sinembargo, hay otros huecos, cuyas implicaciones afectan también las cuentas de la Dirección de Impuestos y Aduanas Nacionales (Dian), pero se 'cuelan' por otros lados. Varias tienen que ver con la principal fuente de recursos del país: el petróleo.

Por un lado, están los llamados ilícitos con combustibles, que incluyen contrabando, robo y mezcla. Por las tres ranuras se pierden 900.000 millones de pesos. De esa suma, el 66 por ciento es plata que deja de recibir el fisco, el 26 por ciento se escapa de las arcas de Ecopetrol, el 7 se va de las manos de mayoristas y el 1 de las de minoristas.

3-4

(unos 2,7 billones).

-Ampliación de la base del IVA, además de una disminución de la tarifa (hoy del 16 por ciento). También sería necesario controlar la evasión, que es del 20 por ciento del recaudo. Es decir, 1,7 billones de pesos.

-Redefinición de la tributación territorial, en lo que tiene que ver con los impuestos predial, de industria y comercio y vehículos, además de la eliminación del monopolio de los licores (al cual podría entrar el sector privado) y la creación de una sola lotería nacional.

-La urgencia de reducir la cartera morosa, que hoy asciende a 3,7 billones de pesos, la mayoría por IVA y retención.

-Además, la CGR habla de la creación del crédito directo del IVA a los bienes de capital, "como un importante estímulo tributario al crecimiento, por la vía de la inversión".

REPÚBLICA DE COLOMBIA
MINISTERIO DE DEFENSA NACIONAL
FONDO ROTATORIO DEL EJÉRCITO
DIVISION CONTRATOS E IMPORTACIONES

El **Director General del Fondo Rotatorio del Ejército** se permite informar a los interesados la apertura de la licitación que a continuación se relaciona:

Licitación No. 026/2002

OBJETO: Construcción de la primera etapa del hospital nivel II en Medellín.
APERTURA: 11 de Julio de 2002 a las 14:00 horas.
VISITA DE OBRA: 15 de Julio de 2002 de las 10:00 a las 12:00 horas
RECEPCIÓN DE OFERTAS: A partir del 11 de Julio de 2002
AUDIENCIA INFORMATIVA: 16 de Julio de 2002 a las 09:00 horas.
CIERRE: 31 de Julio de 2002 a las 09:00 horas.
VALOR DEL PLIEGO: $ 1'500.000.oo NO REEMBOLSABLES
CAPACIDAD RESIDUAL DE CONTRATACIÓN: 24.280 S.M.L.V.
CLASIFICACIÓN REGISTRO DE CONSTRUCTORES: Especialidad 04 Grupo 02

ASPECTOS GENERALES

CONSULTA Y VENTA DE PLIEGOS: Los pliegos de condiciones podrán ser consultados en la División de Contratos e Importaciones del Fondo Rotatorio del Ejército, carrera 50 No. 18 - 92, tercer piso. Tel. 446 9563 a partir de la fecha y hora de apertura de las 8:00 hasta las 16:30 horas.
VISITA DE OBRA: La visita será efectuada en el lugar donde se construirá la obra, en la hora y día señalado.
PARTICIPANTES: Podrán participar las personas naturales y jurídicas, consorcios y uniones temporales, previamente inscritas, calificadas y clasificadas en el registro de constructores de la Cámara de Comercio de su jurisdicción (domicilio), con la capacidad residual de contratación exigida para la licitación.
CRITERIOS DE EVALUACIÓN: Para la evaluación de las propuestas se tendrán en cuenta los siguientes aspectos:

ASPECTOS	Técnicos y Económicos	PUNTAJE	1.000

PRIMER AVISO

REPÚBLICA DE COLOMBIA - MINISTERIO DE DEFENSA NACIONAL
FONDO ROTATORIO DEL EJÉRCITO
DIVISION CONTRATOS E IMPORTACIONES

ACLARACIÓN : LICITACIÓN 22-23
En el punto; Clasificación registro de proveedores. Se corrige por:
Clasificación registro de CONSTRUCTORES: Especialidad 04 Grupo 02 y 03

El Administrador del Sistema de Intercambios Comerciales del Mercado de Energía Mayorista

Informa:

Que, en cumplimiento de la Resolución 116 de 1998 expedida por la Comisión de Regulación de Energía y Gas, fue cancelado el programa de Limitación del Suministro de Energía Eléctrica que se tenía previsto para el 19 de junio de 2002, a los usuarios atendidos en el ámbito nacional por la EMPRESA DE ENERGÍA ELÉCTRICA DE ARAUCA S.A. E.S.P.

Esta decisión fue tomada después de que EMPRESAS PÚBLICAS DE MEDELLÍN E.S.P. mandante de este procedimiento, solicitara su cancelación.

ÚNICO AVISO REGIONAL
Lunes 24 de Junio de 2002

titan intercontinental s.a. CASA DE CAMBIO

INFORMA A SUS CLIENTES

QUE A PARTIR DEL 24 DE JULIO DE 2002 LAS SIGUIENTES OFICINAS CAMBIARAN SUS HORARIOS DE ATENCIÓN AL PUBLICO

Oficina Cali Centro	**Lunes a Viernes 8:00am a 5:30 pm**
	Sábados de 8:30 am a 12:00 m
Oficina Bogotá Tunal	**Lunes a Viernes 9:00 am a 12:00 m y de 1:00 pm a 5:00 pm**
	Sabado de 9:00 am a 1:00 pm
Oficina Bogota Soacha	**Lunes a Viernes 9:00 am a 12:00 m y de 1:00 pm a 5:00 pm**
	Sabado de 9:00 am a 1:00 pm

VIGILADO SUPERINTENDENCIA BANCARIA



ECONÓMICAS
EMPLEO
El saneamiento fiscal con 'sudor y lágrimas', además de la inseguridad, dificultan la creación de 2,5 millones de puestos de trabajo. 3-3

ILEGALIDAD / AUMENTA PIRATERIA

Gas, otra bomba de tiempo

Solamente en Bogotá hay detectados 8.000 expendios ilegales en parqueaderos y canchas de tejo. En los últimos 10 años han quebrado 110 firmas legales.

ECONÓMICAS

JUAN GUILLERMO LONDOÑO M.
Redactor de EL TIEMPO

El aumento de comercializadoras piratas dedicadas a la distribución y venta del gas licuado del petróleo (GLP), más conocido como el gas propano en cilindros, encendió las alarmas en las compañías del sector, que previnieron sobre las conse-

El mismo comportamiento se repite en otras ciudades y en las zonas rurales, donde la gente les paga lo que sea a los piratas, para poder obtener un poco del combustible y cocinar.

La investigación de Agremgas detectó ventas de GLP en canchas de tejo, estaciones de gasolina, parqueaderos y garajes de hogares en los barrios populares, donde imprudentemente se traspasa el combustible. También se transporta en camiones que no están adaptados.

El desorden es tal que, en algunas ciudades, el GLP se utiliza para tanquear vehículos, algo prohibido por ley.

"Le hemos enviado tres cartas al alcalde de Bogotá, Antanas Mockus, pero no hemos obtenido respuesta", subrayó Camilo Chaparro, pre-



EN COLOMBIA hay 14 millones de usuarios del GLP y un parque de por lo menos 4,5 millones de cilindros de 100, 40 y 20 libras. Fotos: archivo/EL TIEMPO.


GAS

EL GAS EN CILINDROS llega a las zonas más apartadas, donde aún no hay cobertura del gas natural.

...a la informalidad", insistió. EL TIEMPO que a más tardar 142 de Servicios Públicos, en

COMITÉ DE SEGURIDAD

El superintendente de Servicios Públicos, Diego Caicedo, admitió que la informalidad es el denominador común en este negocio y que, precisamente para tratar de poner orden al sector, la Ley 689 del 2001 creó un comité de seguridad para el GLP.

Sin embargo el mayor obstáculo ha sido que dicha Ley no le dio funciones específicas al comité, por lo cual no ha operado.

Caicedo dijo que su despacho viene trabajando en una propuesta de decreto que llene el vacío, y así poder sentar en una misma mesa a todos los

'una bomba de tiempo'.

Las empresas acusan a la Comisión de Regulación de Energía y Gas (Creg) de propiciar la informalidad, por su desidia a la hora de fijar pautas, mientras que el ente regulador achaca el problema al desorden que por años ha imperado en este negocio, compuesto en su mayoría por negocios familiares, que no han asumido una actitud empresarial.

En este tire y afloje, Agremgas, asociación que agrupa al 80 por ciento de las firmas que operan en el país, denunció que, solamente en Bogotá, hay identificados cerca de 8.000 expendios ilegales de GLP, que no cumplen con las normas mínimas de seguridad. Y dice que las autoridades no hacen nada al respecto.

A pesar de la masificación del gas natural, el GLP todavía es empleado por 14 millones de usuarios, a través de un parque de por lo menos 4,5 millones de cilindros de 100, 40 y 20 libras.

Chaparro, así como Betsabé Murcia, miembro de la junta directiva de Agremgas, insistió en que el aumento de la informalidad es producto de 'una regulación arbitraria'.

Ellos alegan que esta industria está perdiendo 50.000 millones de pesos al año, lo que significa un 10 por ciento de la facturación anual, de 500.000 millones de pesos.

Es evidente el marchitamiento del sector. Mientras que hace 10 años había 240 empresas, hoy quedan 130.

"Muchas empresas, para tratar de sobrevivir, se pasan tras advertir que también están en riesgo 20 mil empleos.

Nuevo marco

Entre otras cosas, cuentan que la Creg se ha demorado en divulgar las bases del nuevo marco tarifario, que por ley debe entrar en vigencia en el 2003, para reconocerles los costos que deben asumir.

También dicen que ha expedido resoluciones que perjudican al sector, como la que fija para el producto elevados precios de referencia internacionales, que no consultan la calidad del GLP producido en Colombia por Ecopetrol.

La Creg prepara un nuevo marco regulatorio para el sector.

Ana María Briceño, comisionada de la Creg, respondió a en un mes, esa entidad pondrá a consideración de los agentes las bases que se tendrán en cuenta para el próximo periodo tarifario. La última revisión fue en 1997.

"Estamos revisando todo el negocio para reasignar riesgos" explicó Briceño, tras agregar que también se analizarán variables como el transporte, la distribución y la eficiencia.

La comisionada aclaró que en este tema, las alcaldías deben asumir una actitud más proactiva para poder supervisar el sector donde, según ella, hay "un esfuerzo grande por hacer" debido a que por años, el GLP fue una especie de rueda suelta, antes de entrar en vigencia la Ley 1994. En su opinión, lo que ha sucedido con el GLP es que ha caído la demanda, en parte por la entrada del gas natural y en parte porque las condiciones de orden público han hecho que el negocio sea más complicado.

Por los problemas de seguridad se ordenó, desde el año pasado, un cambio en los cilindros de 100,40 y 20 libras, que son usados por la guerrilla para atacar poblaciones, por unos más pequeños, de 30 y 80 libras.

Sin embargo, a juicio de los empresarios, esta medida no ha servido porque los ataques se siguen registrando y, en cambio, ha desembocado en una acumulación de inventarios de los nuevos cilindros, convirtiéndose en otro problema, porque el consumidor final ha sido reacio a la sustitución.

... trol, mayoristas, distribuidores y comercializadores.

En cuanto a la vigilancia, la Superservicios se encarga de que las empresas cumplan la regulación, mientras la Superintendencia de Industria y Comercio vela por la correcta comercialización y fabricación de los cilindros de gas.

Pero el mismo Caicedo reconoce que la labor de ambas entidades es estéril, si no se cuenta con la colaboración de los alcaldes y las autoridades de policía para efectuar el control.

"Evidentemente, nos preocupa la informalidad con que se viene manejando el GLP. Es un problema de autoridades; llámense alcaldes municipales, bomberos o policía porque de ellos depende que se le haga seguimiento al comercio informal", agregó el funcionario.

GOBIERNO / BALANCE DE PROYECTOS ESTATALES DE CONECTIVIDAD

La Agenda sigue en marcha


Conectividad:
El s@lto a Internet
POR USTED

COMPUTADORES

En marzo del 2000, el Presidente de la República, Andrés Pastrana, presentó oficialmente la Agenda de Conectividad, una política de Estado que buscaba la masificación de las tecnologías de la información (TI), la modernización de las instituciones gubernamentales y el incremento de la competitividad del país frente a los requerimientos del nuevo orden global.

Entonces, el mandatario y el Ministerio de Comunicaciones, encargado de ejecutar la directiva, plantearon seis estrategias destinadas a garantizar el cumplimiento del plan de acción y estimular el empleo de las nuevas tecnologías en el país.

Hoy, dos años después de puesta en marcha la Agenda de Conectividad, la sección Computadores habló con Martha Rodríguez, directora del programa, para analizar la influencia del plan presidencial en el desarrollo digital de Colombia.

Conectar para desarrollar

En lo referente al establecimiento de infraestructuras electrónicas, dice la funcionaria, la Agenda ha realizado un riguroso seguimiento a diferentes programas destinados a brindar TI a comunidades históricamente desfavorecidas.

Mediante el proyecto Compartel, por ejemplo, se han instalado 6.745 puntos de acceso telefónico y 875 centros de Internet social en todo el territorio nacional, incluidas zonas rurales que nunca habían contado con líneas telefónicas.

El programa Computadores para Educar, por su parte, ha recibido en donación 23.934 equipos, de los que se han reacondicionado 6.976. Estos han sido entregados a 742 escuelas y colegios públicos, donde los aprovechan 451.000 estudiantes.

Compartel ha instalado 6.745 puntos de acceso telefónico en todo el país.

Así mismo, la redefinición de los esquemas tarifarios para Internet permitió que el Ministerio de Comunicaciones y la Comisión de Regulación de Telecomunicaciones (CRT) aseguraran la aparición de una tarifa plana de acceso virtual, que incrementó el tráfico de datos en 264 por ciento desde su entrada en funcionamiento.

Finalmente, el mercado de computación en Colombia creció 14 por ciento durante el 2001, gracias a directivas como la exención de impuestos a equipos destinados al uso personal, con un costo menor de 1.500 dólares.

Eso ha permitido la aparición de proyectos como el denominado Profe, que busca financiar la compra de 5.000 computadores que serán destinados a igual número de educadores en todo el territorio nacional.

Avance en línea

Según Rodríguez, uno de los objetivos de la Agenda es impulsar el crecimiento electrónico de las pequeñas y medianas empresas, con la idea de mejorar su competitividad en la gestión de negocios y en el desarrollo del comercio virtual.

Uno de los elementos más importantes de este programa, aseguró la directora, es que podrá brindar un valor agregado a diferentes comunidades empresariales en las que la conectividad es fundamental para mejorar la eficiencia.

De igual forma, los ministerios de Comunicaciones y Comercio Exterior han dado inicio a la segunda etapa de los planes destinados a mejorar las condiciones de los negocios digitales en Colombia, de manera que se pueda impulsar la creación de una reglamentación que elimine las barreras de su implementación.

Por esa razón, se han ideado proyectos de capacitación con cabida para 500 Pymes nacionales exportadoras y con potencial de comercialización en la red. Estos planes se encuentran en proceso de organización y se espera que puedan empezar a ejecutarse en varias ciudades del país antes de un año.

De igual manera, se creó el Fondo Colombiano de Modernización y Desarrollo Tecnológico de pequeñas y medianas empresas, Fomipyme, que cuenta con un presupuesto de 21.608 millones de pesos para la confinación de programas dirigidos a la promoción de Pymes.

Por su parte, la estrategia de fomento a la industria de tecnologías de información pretende convertir al país en un generador

3-10

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

3,8 billones de pesos sumaron las provisiones del sistema financiero a mayo.

DÓLAR

Tasa representativa del mercado	▼ $ 2.391,65
Casa de cambio (c)	▶ $ 2.130,00
Casa de cambio (v)	▶ $ 2.160,00

CAFÉ COLOMBIANO — Dólares por libra OIC

Hoy	0,60
Ayer	0,61

PETRÓLEO — Dólares por barril

Hoy	25,53
Ayer	25,31

BOLSA DE COLOMBIA — IGBC (Índice General)

Hoy	1.256,21
Ayer	1.274,81

INTERÉS — Efectivo anual

DTF	8,54%
DTF Trimestre anticipado	8,11%
TBS Efectivo anual Bancos a 90 días	8,10%

UVR

HOY	$ 126,6053
MAÑANA	$ 126,6305

MONEDAS

	Pesos por
Euro	$ 2.310,46
Bolívar	$ 1,82
Peso mexicano	$ 249,36

IFC entra a Protección

Los accionistas del fondo de pensiones y cesantías Protección S.A. autorizaron la compra de 2'160.000 acciones por parte de International Finance Corporation (IFC), brazo financiero del Banco Mundial, a Suramericana de Inversiones S.A sin oferta pública de adquisición, informó la Superintendencia de Valores. Esa operación podría representar que el 12,5 por ciento de la propiedad de Protección quede en manos de IFC.

ICA suspende importaciones

El Instituto Colombiano Agropecuario (ICA) restringió temporalmente la importación de ciertos productos provenientes de Venezuela, Chile y Ecuador, para evitar contagios de enfermedades fitosanitarias. En el caso chileno, la entidad ordenó el cierre de compras de manzanas, peras, duraznos y nectarines, por presencia de la polilla oriental de la manzana. Y de Venezuela, frenó la expedición de documentos sanitarios para la importación de pollos, luego de que el Servicio Autónomo de Sanidad de ese país reportara la presencia del virus Newcastle Velogénico.

Más utilidades financieras

Utilidades del sistema financiero

Millones de pesos, a mayo

Año	Utilidades
2000	-848.421
2001	239.650
2002	481.448

* Sin banca de segundo piso
Fuente: Superintendencia Bancaria

Entre enero y mayo, el sistema financiero colombiano aumentó sus utilidades en 240.000 millones de pesos frente a igual período del año pasado. Respecto a abril, el incremento fue de 147.000 millones. De acuerdo con información de la Superintendencia Bancaria, la banca pública pasó de reportar pérdidas por 4.085 millones a ganancias por 80.505 millones de pesos.

Economía mundial crecerá 2,9%

PENSIONES / NUEVO GOBIERNO QUIERE RÉGIMEN SIN EXCEPCIONES

Alistan contrarreforma

Ahora, plenaria del Senado abordará cambio a regímenes especiales, facultades al presidente, reversa al alza en aportes y seguro al desempleo.



EL MINHACIENDA dejó en el acta que el nuevo gobierno podrá introducir cambios. Juan Luis Londoño prepara su propuesta. Fotos: Reynel Ruiz / EL TIEMPO

Aunque la Comisión VII de la Cámara aprobó ayer la reforma pensional que le presentó el actual gobierno, las miradas de los analistas no estan tanto en el documento que salió de la corporación, sino en la contrarreforma a la reforma, que prepara la futura administración.

Al fin y al cabo, antes de que la iniciativa se convierta en ley tiene que superar dos plenarias (Cámara y Senado) y otra comisión (Senado). Mejor dicho, le falta el grueso del debate, que estará en manos del gobierno entrante.

Lo primero que propondrá y defenderá el nuevo ministro de Trabajo y Salud, Juan Luis Londoño, será reversar el alza en las cotizaciones, que considera inconveniente.

Londoño sostiene que los actuales aportes del 13,5 por ciento se deben congelar hasta el año 2006, cuando se podrían incrementar, siempre y cuando el desempleo haya bajado al 12 por ciento. La comisión aprobó un alza de un 2 por ciento gradual, a partir del 2003.

La iniciativa del nuevo gobierno también propone que los afiliados con 20 o más salarios mínimos mensuales hagan un aporte adicional del uno por ciento, que estaría destinado a la subcuenta de subsistencia del Fondo de Solidaridad, que ampara a los ancianos pobres sin derecho a pensión.

La administración Uribe buscará además que el ingreso base de la liquidación del beneficio no sea el promedio de los últimos 20 años de trabajo, como se aprobó en la comisión, sino inicialmente de los últimos 15 años, y que se aumente gradualmente hasta llegar a ese mismo tope en el año 2007.

En materia de edades y semanas cotizadas, la contrarreforma pide que a partir del primero de enero del 2014 la edad para acceder a la pensión de vejez se reajuste a 60 años para las mujeres y 65 para los hombres, y las semanas de cotización se aumenten a 1.250.

Asimismo, entre las nuevas propuestas está la creación del Sistema Nacional de Seguro al Desempleo, que se alimentará con las cesantías de los trabajadores, rentas parafiscales y presupuesto nacional.

El gobierno Uribe buscará crear un régimen general único de pensiones que 1-9

El Fondo Monetario Internacional, informó que la economía mundial crecerá en 2002 un 2,9 por ciento, cuando en mayo había pronosticado un 2,8 por ciento. Este mejoramiento obedece a las perspectivas más optimistas sobre el comportamiento económico de los *Estados Unidos*, que crecerá 2,7 por ciento. Respecto a América Latina, aun hay prevenciones, basadas en la profunda crisis económica de Argentina.

Menos financiación de vivienda

En el primer trimestre del año el sector financiero concedió créditos para la compra de vivienda por valor de 217.462 millones de pesos. La cifra fue 5 por *ciento inferior a la reportada en el mismo* lapso del año anterior, según el Dane. Del monto total, 128.782 millones fueron préstamos para compra de vivienda *nueva y 88.680 millones* para vivienda usada. La financiación de vivienda de interés social aumentó 28,9 por ciento con respecto al primer trimestre del año pasado.

LA COMPAÑÍA SURAMERICANA ADMINISTRADORA DE RIESGOS PROFESIONALES Y SEGUROS DE VIDA S.A. - SURATEP S.A.

Hace saber que estando afiliado a SURATEP, falleció el señor **JOSÉ IGNACIO AROCA HENAO**, el día 1 de febrero de 2002, quien venía laborando en la empresa *Ingenieros Constructores e Interventores Icein S.A. La siguiente persona se ha* presentado a reclamar las prestaciones económicas: la señora Elvia María Vargas, en calidad de cónyuge del fallecido. Las personas que se crean con mejor o igual derecho para reclamar las prestaciones económicas de sobrevivientes, deben solicitarla en la siguiente dirección: Avenida Eldorado No. 68B-85, Torre Suramericana piso 7, Bogotá. Tel: 4055900. PRIMER AVISO

HARINERA DEL VALLE S.A.

AVISA

Que la señora **MIRYAM REYES CÁCERES**, identificada con la cédula de *ciudadanía No. 51.716.161, falleció en la ciudad de Bogotá* el día 27 de mayo de 2002, estando al servicio de esta empresa.

Quienes crean tener derecho a reclamar sus salarios, prestaciones sociales y demás derechos de orden laboral, favor presentarse a la dirección: calle 14 No. 34-35 Zona Industrial Puente Aranda Bogotá, en *horas hábiles* de oficina y con las pruebas correspondientes dentro de los términos expresos previstos en la ley, con el fin de acreditar su derecho.

PRIMER AVISO

Empresa Industrial y Comercial del Estado

CORMAGDALENA

CORPORACIÓN AUTÓNOMA REGIONAL DEL RÍO GRANDE DE LA MAGDALENA

LICITACIÓN PÚBLICA NÚMERO 006 DE 2002

AVISO ÚNICO

Ordenada su apertura por Resolución número 0000123 del 13 de junio de 2002.

OBJETO: Dragado de Mantenimiento del Canal del Dique sector Calamar.

PLAZO DE EJECUCIÓN: Tres y medio (3.5) meses consecutivos.

PRESUPUESTO OFICIAL: $ 709.407.954 incluido IVA.

REQUISITOS PARA PROPONER: Estar inscrito en el Registro Único de Proponentes de la *Cámara de Comercio* respectiva, en la actividad 01 constructores, especialidad 01 obras civiles hidráulicas, grupo 04 (dragados y canales), que tenga a la fecha de apertura de esta licitación una capacidad de contratación disponible (KDCD), igual o superior a 2300 SMLMV.

FECHA DE APERTURA Y CIERRE DE LA LICITACIÓN: La fecha de apertura es el día miércoles tres (3) de julio a las 8:00 horas, y la fecha de cierre es el día miércoles diecisiete (17) de julio a las 17:00 horas.

PRESENTACIÓN DE LAS PROPUESTAS: Las propuestas podrán ser entregadas desde el día miércoles tres (3) de julio, hasta la fecha y hora de cierre.

CONSULTA Y VENTA DE PLIEGOS: Desde el miércoles tres (3) de julio a las 8:00 horas, *hasta el día lunes quince (15) de julio. La consulta, compra de los pliegos de condiciones* y presentación de las ofertas se hará en las oficinas de la sede principal de Cormagdalena, situada en la calle 49 carrera 11, edificio Banco Popular, segundo piso, Barrancabermeja, Santander.

VALOR DE LOS TÉRMINOS DE REFERENCIA: $ 700.000 no reembolsables, suma que *deberá cancelarse a favor de Cormagdalena, mediante* consignación en la cuenta corriente número 084-00027-2 del Banco Ganadero.

CRITERIO DE EVALUACIÓN: Experiencia específica de la firma: 250 puntos; Factor solvencia económica: 250 puntos; Equipo exigido: 250 puntos y Valor total de la propuesta: 250 puntos. Total: 1000 puntos.

JUSTICIA

Vea además en eltiempo.com
El hundimiento del submarino ruso Kursk fue causado por un torpedo de prácticas defectuoso. Léalo en Ciencia.

Asegurado capitán del Ejército

La Fiscalía dictó ayer medida de aseguramiento en contra del capitán retirado del Ejército Jorge Ernesto Rojas Galindo, por su presunta participación en el tráfico de 7.640 fusiles AK-47, comprados en Bulgaria y que llegaron a manos de los paramilitares. Rojas, actualmente detenido, también está involucrado en el atentado contra el líder sindical Wilson Borja, ocurrido en Bogotá el 15 de diciembre del 2001.

Royne Chávez en la Fiscalía


Cortesía revista Cambio

Hoy, a las 8 de la mañana, el coronel Royne Elías Chávez García (en la foto), ex jefe de seguridad del presidente Andrés Pastrana, se presentará en la Fiscalía General. Chávez declarará dentro de una investigación previa que busca establecer el origen de los recursos para la construcción de un edificio en el centro de Bogotá. En compañía de su abogado, el oficial aportará documentos para su defensa.

Investigación en Coldeportes

La Procuraduría abrió investigación disciplinaria en contra del director de Coldeportes, Diego Palacios Gutiérrez, y otros dos funcionarios de esa entidad. Ellos deben responder por presuntas irregularidades en la suscripción y ejecución de 12 contratos, al parecer sin el cumplimiento de las normas legales. Las obras se ejecutaron en el año 2000 en Santa Marta y el barrio Kennedy en Bogotá.

Empalme y respaldo a Policía



POLICÍA / EL CORONEL ÉDGAR BEJARANO Y SU PODER EN EL TEQUENDAMA

El 'mecenas' de Mesitas

El investigado ex Secretario Privado del general Gilibert es reconocido en el Tequendama por organizar y financiar desde la celebración del Día del Campesino hasta los concursos de pesebres, pasando por la campaña política de su esposa.



ESTA ES LA VÍA QUE CONDUCE a la finca Yolioma, de propiedad del coronel retirado de la Policía Édgar Bejarano Chávez. Archivo particular

La última vez que los habitantes de la vereda Santa Rita Baja, en Mesitas del Colegio (Cundinamarca), vieron en persona al coronel Édgar Bejarano Chávez, fue hace dos meses. Estaba vestido de civil y salía de su finca Yolioma con el halo de poder que siempre lo acompaña: en una enorme camioneta y respaldado por sus escoltas.

En la zona no se volvió a saber de él hasta la semana pasada, cuando en los noticieros de televisión apareció como uno de los presuntos responsables de la desviación de 2 millones de dólares de la asistencia estadounidense a la Policía Antinarcóticos.

Los rumores en la vereda rodaron más rápido que de costumbre, pues no podían creer -y aún no dan crédito a las noticias- que el mismo hombre que anualmente organiza y paga el concurso de pesebres, las celebraciones del Día del Campesino y la Navidad sea uno de los protagonistas del escándalo que ... dos de ganado salir de esa finca. Como si fuera poco, las ventas en las tiendas veredales bajaron y los policías dejaron de patrullar.

El toro de mármol

No es difícil llegar a Yolioma. Bejarano y su familia son reconocidos en la región y desde la vía principal de Mesitas dan razón sobre la finca, a 10 minutos del casco urbano. "Es que él (Bejarano) es hijo de esta tierra. Sus papás viven en El Triunfo, una inspección que queda a 20 minutos por carretera, y han estado toda la vida por acá", cuenta una campesina.

Como ella, otros trabajadores del campo de Santa Rita Baja, dan las indicaciones exactas de có... no, reconocen los vecinos, es la más fastuosa de la zona. Allí hasta hace unos dos meses, pastaban centenares de cabezas de ganado que se mezclaban con caballos finos, criaderos de cabras y cerdos.


Cor. Édgar Bejarano

La finca de Bejarano es la más fastuosa de la zona, dicen los vecinos.

Pero lo que más llama la atención de Yolioma es el toro en mármol que Bejarano ordenó esculpir, en tamaño natural; en la entrada. "Tiene pista de baile y todas las comodidades. Desde que él no volvió, solo hay un cuidandero", asegura una campesina.

La misma mujer reconoce que con la ida de Bejarano se fue el trabajo que brindaba a gente de la región. "Además de oficios en la finca, añade, empleaba a gente para cargar 10 o 15 camiones que sa... del Campesino y la Navidad, pasando por las fiestas de El Triunfo.

"No sé de dónde sacaba plata, pero en el Día del Campesino iba por las casas regalándonos planchas, licuadoras, aguardiente y lechona. Lo mismo pasaba en las Navidades, hacía concursos de pesebres que él premiaba de su bolsillo y hasta compraba grandes cantidades de pólvora y se las daba a los niños", afirma una señora.

Los habitantes también acudían a Bejarano cuando necesitaban el arreglo de la carretera: "De una vez él hacía unas llamadas y venían volquetas de la Policía y maquinaria para arreglarla", dice un agricultor.

En el casco urbano de Mesitas también tienen muy presente al ex Secretario Privado del general Gilibert. "Hacía caso omiso a las normas de tránsito y cabalgaba en caballos finos. Hasta a veces se los echaba encima a la gente", cuenta un habitante.

También se le veía en el pueblo en épocas de elecciones. Su familia y él -afirma un funcionario público- siempre han apoyado y financiado a candidatos al concejo y a la Alcaldía. La última de ellas, según una denuncia que reposa en la Procuraduría, fue a su propia esposa, Yolima Tunjano Gutiérrez, que aspiraba en el 2000 a ser concejala.

Algunos vecinos aseguran que Bejarano puso a disposición de la campaña su de mujer vehículos y hasta personal de la Policía, que la acompañaban en las visitas a veredas y caseríos...



Mientras el actual Gobierno, por medio del ministro de Defensa, Gustavo Bell, reiteró su respaldo a la Policía en los difíciles momentos que vive, debido a denuncias por corrupción, una comisión del Presidente electo se reunirá hoy con la cúpula de la institución. Rudolf Hommes y Fabio Echeverry dialogarán con el director de la Policía, general Luis Ernesto Gilibert, sobre el fortalecimiento de ese organismo.

Sanción por extralimitación

El Consejo Superior de la Judicatura sancionó con dos años de suspensión del cargo al abogado Vicente de la Ossa Gamarra, por pedirle al Municipio de Tolú (Sucre) mil 65 millones de pesos para cobrar unas regalías. Para la Judicatura es desproporcionado que un profesional del derecho exija esos honorarios, sabiendo además la difícil situación en que se encuentra esa administración local.

Medida a cúpula de las Farc



La Unidad de Derechos Humanos de la Fiscalía responsabilizó a la cúpula de las Farc por el secuestro del gobernador de Antioquia, Guillermo Gaviria (en la foto), y del ex ministro de Defensa Gilberto Echeverry. Ambos fueron plagiados cuando participaban en una marcha por la paz, el pasado 21 de abril, en la vía Medellín–Caicedo, suroeste antioqueño. La Fiscalía libró órdenes de captura contra la cúpula de las Farc por secuestro y rebelión.

hoy salude a la Policía.

"Dizque lo sacaron por una plata. Vamos a ver qué pasa, porque por acá sí se siente su ausencia y la de su familia", asegura una vecinoa de Yolioma.

Y tiene por qué sentirse la ausencia. Desde comienzos de abril pasado ya no se ven las camionetas de sus invitados ni los caballos de paso fino del coronel y, menos, los camiones carga-

mo llegar a Yolioma.

Después de bajar a pie por una maltrecha vía, está una reja de color rojo que bloquea el tramo que desemboca en Yolioma. "Si está cerrado mejor no se metan, porque de pronto los sacan a escopetazos", había advertido un niño. El portón, en efecto, está cerrado y desde ese punto no se ve la casa principal de la finca.

Pero la propiedad de Bejara-

lían semanalmente con el ganado para los comisariatos de la Policía en Cundinamarca. Él era el que los surtía".

A caballo en el pueblo

Pero no solo vocación de empresario le reconocen a Bejarano en Mesitas. Según habitantes de la región, el oficial era un 'mecenas' que organizaba y financiaba la celebración del Día

Además, que en esas giras regaló televisores, videograbadoras y otros electrodomésticos.

"También gastaba en trago, comida y músicos. Al final, su esposa fue elegida", dice un vecino de Mesitas. Ahora, Tunjano no está en su curul. La esposa de Bejarano Chávez pidió en marzo pasado una licencia pues, dicen en el pueblo, ya había comenzado a rodar el rumor del escándalo.

CARTA / DURA RESPUESTA DE EX PROCURADOR A LONDOÑO

Polémica por compra de acciones en Invercolsa

Un enfrentamiento entre el ex procurador Jaime Bernal Cuéllar y el designado ministro del Interior y Justicia, Fernando Londoño Hoyos, quedó planteado ayer.

Bernal Cuéllar, en carta enviada a EL TIEMPO, califica de "falsas" algunas explicaciones que el domingo pasado entregó Londoño Hoyos a este diario sobre la compra que hizo a Ecopetrol, en 1995, de 20 por ciento de las acciones de la empresa Invercolsa.

En esas declaraciones Londoño aseguró: "antes de la venta de acciones, Jaime Bernal –que fue abogado de Luis Carlos Sarmiento– dijo que al que se atreviera a comprarlas lo metía en la cárcel. Acepté el desafío".

En su misiva, Bernal dice que "la supuesta amenaza de privar de la libertad a quien pretendiera adquirir lícitamente dichas acciones, o cualquier interés particular de mi parte en dicha negociación, son absolutamente falsas".

Bernal Cuéllar agrega en su carta que su única participación en ese caso fue en calidad de Procurador General de la Nación cuando, por petición expresa de Ecopetrol, instaló una audiencia pública para garantizar la transparencia de la operación.

"Mi labor se limitó a instalar la audiencia, sin que en momento alguno hiciera las afirmaciones que, de manera mendaz, pone ahora en mi boca el señor Londoño Hoyos", asegura el ex procurador.

Bernal Cuéllar advierte que no va a entrar en polémicas de carácter político y que tampoco se va a convertir en juez de Londoño Hoyos.

"Si el señor Londoño Hoyos logra convencer al país y a la justicia de que él fue un simple trabajador de Invercolsa y que por esa razón tenía derecho a los privilegios consagrados en favor de los trabajadores, confirmará su prestigio de hábil abogado. Pero en su esfuerzo no puede hacer afirmaciones mentirosas como la que menciona en su entrevista", concluye Bernal.



JAIME BERNAL CUÉLLAR, ex procurador General de la Nación.

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

10,5 billones de pesos suma el ahorro en los bancos comerciales.

DÓLAR		CAFÉ COLOMBIANO		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS	
		Dólares por libra OIC		Dólares por barril		IGBC (Índice General)		Efectivo anual				Pesos por
Tasa representativa del mercado	$ 2.383,41	Hoy	0,61	Hoy	26,47	Hoy	1.253,66	DTF	8,21%	HOY $ 126,7063	Euro	$ 2.313,88
Casa de cambio (c)	$ 2.140,00							DTF Trimestre anticipado	7,81%	MAÑANA $ 126,7316	Bolívar	$ 1,86
Casa de cambio (v)	$ 2.170,00	Ayer	0,61	Ayer	25,82	Ayer	1.259,01	TBS Efectivo anual Bancos a 90 días	7,95%		Peso mexicano	$ 245,29

Hoy, canje de bonos

A las 3 de la tarde vence el plazo para participar en el canje de bonos yankee que hará el Gobierno, que hace parte de la estrategia de mejorar el perfil de la deuda pública colombiana. A los inversionistas nacionales y extranjeros que tienen títulos yankee, en euros, yenes o dólares, con vencimientos entre el 2002 y el 2005, se les entregarán papeles con vencimientos en el 2010. Después de que se haga el canje, el Gobierno podrá venderle bonos a las firmas Merryl Lynch y Salomon Smith Barney, para que los distribuyan entre inversionistas interesados y paguen en efectivo.

Amenaza aviar desde Ecuador



Por indicios de un foco de brote de influenza aviar en el territorio ecuatoriano, los avicultores colombianos reunidos en Fenavi, le pidieron al ICA el cierre de la frontera a los productos avícolas procedentes del vecino país, para prevenir el ingreso del virus al

BANCOS / PRIVADOS Y PÚBLICOS TUVIERON GANANCIAS EN LOS PRIMEROS 5 MESES DEL AÑO

Utilidades crecieron 61%

Mientras unos analistas consideran "irracionales" estas ganancias, otros las ven normales.

En tanto que la economía nacional sigue de capa caída, en los primeros cinco meses de este año las utilidades del sistema financiero crecieron 61,19 por ciento, respecto de igual período del año pasado.

"¡Una barbaridad!", para algunos. Para otros, "apenas un alivio, pues se están compensando pérdidas y bajos rendimientos del pasado".

Lo cierto es que, según el reporte de la Superintendencia Bancaria, las utilidades que en mayo del año pasado sumaron 529.156 millones de pesos, pasaron a 852.885 millones este año (ver cuadro). A abril pasado llegaron a 698.288 millones de pesos.

Para Eduardo Sarmiento es "un crecimiento altísimo, que evidencia los márgenes rentísticos que tiene el sistema".

Para Javier Fernández Riva, "después de tres pésimos años, es un rendimiento natural".

El sistema financiero obtiene

CONCENTRACIÓN DE ACTIVOS

La Contraloría General consideró que también en el mercado de capitales se observa una alta concentración de activos.

"Las 10 empresas más grandes del país absorben el 75 por ciento del mercado", afirmó.

Para la Contraloría la democratización de la economía, a través del mercado de capitales, es todavía una débil alternativa.

Algo semejante ocurre con el crédito: apenas el 31,7 por ciento de los pequeños industriales y empresarios, acceden a las disponibles de redescuento.

cia de las tasas de interés que aplica a los préstamos y las que paga por los dineros que se depositan en sus oficinas.

Este margen es demasiado alto, según Sarmiento, porque se paga por los depósitos un 5 por ciento, pero se presta al 18 por ciento. "Son irracionales", afirmó, porque van en detrimento del empleo, la producción y el progreso económico general.

Fernández Riva consideró que los rendimientos muestran una reducción de las provisiones que tuvieron que hacer los bancos para protegerse de la mala cartera que tenían.

Añadió que, desde este punto de vista, los bancos no están ganando mucho dinero.

En el aumento de las utili-

Sistema Financiero utilidades

Acumuladas a mayo de 2002

Entidad	$Millones
Bancos nacionales	305.111
Bancos extranjeros	32.542
Corp. Finan. Nales.	26.490
CFC* nacionales	7.880
CFC extranjeros	14.531
CFC Leasing Nacionales	11.958
CFC leasing extranjeros	2.348
Sector público 1º piso	80.505
Sector público 2º piso	371.520
Total	852.885

* Cías. de Financiamiento Comercial. Fuente: Superintendencia Bancaria.

tos y por inversiones.

Sin embargo, se preguntó hasta qué punto es prudente esperar al comportamiento de los

recuperación definitiva del sistema.

Sobre la colocación de créditos, un informe de la Contraloría General de la República, asegura que 1.500 personas –naturales y jurídicas– absorben el 75 por ciento de los mismos, mostrando una concentración excluyente de los recursos (ver recuadro).

Sarmiento dijo que la concentración del crédito es un factor común al sistema financiero en los distintos países del mundo.

"En todas partes hay desigualdades, pero en Colombia son mayores", afirmó.

La Superbancaria reportó utilidades acumuladas entre enero y mayo de los bancos privados por 305.111 millones de pesos, frente a 238.685 millones que contabilizaron en abril. Todos los bancos ganaron.

No ocurrió lo mismo con los extranjeros, que en conjunto tuvieron ganancias por 32.542 millones, pero con pérdidas del Santander, Sudameris y sin reporte del Lloyds Bank, que en abril perdió 3.892 millones de pesos. Todos los bancos públicos (Bancafé, Granahorrar, Banestado y Agrario) ganaron

territorio nacional. Esta medida, según los empresarios colombianos, deberá mantenerse hasta que los análisis de campo y laboratorio de las autoridades sanitarias no digan lo contrario.

Se unen por aranceles de E.U.

China, Noruega y Suiza se sumaron a la demanda presentada contra Estados Unidos por la Unión Europea, Japón y Corea ante la Organización Mundial del Comercio (OMC), en relación con el aumento de aranceles aduaneros a la importación de acero. Los tres países pidieron por segunda vez el establecimiento de un grupo consultivo para examinar la legalidad de las medidas unilaterales adoptadas por Washington.

Más empleo en hipermercados

Empleo en hipermercados
Primer trimestre

2001	69.978
2002	75.261

Fuente: Dane.

La apertura de nuevos hipermercados y grandes almacenes en el último año, principalmente en Bogotá, Barranquilla y Medellín, generó 5.283 puestos de trabajo hasta completar 75.261 empleos al finalizar el primer trimestre. La inmensa mayoría (95 por ciento) fueron contrataciones temporales, de acuerdo con lo reportado por el Dane.

Contra la rentabilidad

La firma calificadora de riesgo BRC Investor Services destacó el hecho de que los fondos de pensiones hayan alcanzado un desarrollo que hoy les permite administrar el 60 por ciento del ahorro institucional en el país. Pero advierte que "la gran relevancia de los títulos de tesorería TES del gobierno en el mercado de capitales ha introducido elementos de rentabilidad de muy corto plazo y con alta volatilidad, en detrimento de la rentabilidad de largo plazo".

En busca de Miami

Jolie de Vogue se lanzó a comercializar sus productos en el sur de la Florida y Venezuela, una conquista que comenzará con su participación en la feria Export to the USA, en Miami. La compañía vende hoy en mercados como Ecuador, Panamá, República Dominicana, Perú y El Salvador, entre otros, y estima un crecimiento del 50 por ciento en sus exportaciones durante este año.

sus ingresos, principalmente, de su labor propia de intermediación. Es decir, de la diferen- ... dades también influyó el recorte de costos administrativos y los mayores ingresos ne- ... principales indicadores de la economía, para ver si estos resultados son una muestra de la ... 65.302 millones.

julsua@eltiempo.com.co

COMBUSTIBLES / PROPONEN ESTRATEGIA INTEGRAL

Comercio ilícito subió 20 por ciento

La comercialización ilícita de combustibles va 'en coche', y pasó del 4 al 20 por ciento del mercado en los últimos 3 años, lo que significa un saldo rojo para el sector de 890 mil millones de pesos al año.

Según fuentes del sector petrolero consultadas por EL TIEMPO, aunque las autoridades han hecho esfuerzos por controlar el contrabando y robo de gasolina, sus esfuerzos son aislados.

"En octubre el año pasado, los Ministerios de Hacienda y de Minas, además de la Dian, pusieron en marcha una estrategia para luchar contra este delito, en la cual también participaban la fuerza pública y la Fiscalía, entre otros organismos, la cual no ha funcionado porque aún hay muchas entidades involucradas y hace falta una estrategia integral, una política de gobierno", dijo un dirigente del sector.

Se calcula que por las carreteras colombianas circulan 80 carrotanques diarios con combustible de contrabando, por lo general venezolano, y que los poliductos del país tienen 1.500 válvulas clandestinas. Del total que se pierde por contrabando de combustible, el 66 por ciento lo pierde el fisco, el 26 por ciento Ecopetrol, el 7 por ciento los mayoristas y el 1 por ciento los minoristas.

Un estudio elaborado por petroleras y gobierno, al que tuvo acceso EL TIEMPO, reveló, incluso, que los grupos al margen de la Ley ya se están robando el petróleo crudo en el Magdalena Medio.

El informe propone una serie de reformas, que encadenadas servirían para hacer más efectiva la lucha contra está práctica (ver recuadro).

ALGUNAS PROPUESTAS DEL ESTUDIO

Proyecto de ley que castigue severamente a los actores ilegales de toda la cadena, acompañado de una reasignación en el Ministerio de Minas de la responsabilidad para emitir permisos de nuevos puntos de venta de combustibles.

Definir precios de referencia para liquidar impuestos de importación para evitar la evasión y el contrabando.

Obligar a marcar la gasolina y Acpm a cargo de Ecopetrol, para el posterior control de las autoridades.

Cruces de información sobre compras frente a ventas en plantas de abasto y ventas al público.

Crear una guía única para el transporte de hidrocarburos, el cual se debe circunscribir a ciertas rutas y horarios preestablecidos.

Crear registro centralizado de transportadores asociados a cada planta de abasto.

Aplicar el decomiso de vehículos y emprender acciones civiles contra transportadores.

Aumento de controles aduaneros.

Aplicar programa de calidad garantizada para descertificar a los agentes que no cumplan con la calidad y cantidad normativas.

| EL TIEMPO |

THE WALL STREET JOURNAL AMERICAS.

1-10 MARTES 25 DE JUNIO DE 2002 http://wsj.com

Una publicación de DOWJONES EL TIEMPO Y GRUPOS DIARIOS DE AMÉRICA

What's News—®

INTERNACIONAL

EL NÚMERO de fusiones en EE.UU. cayó a los niveles más bajos en una década y, contabilizadas frente al PIB, sufrieron la caída más dramática desde 1970. Según expertos, el declive se debe a que los precios estaban inflados artificialmente a finales de los 90. En el primer semestre la actividad de fusiones y adquisiciones ascendió a US$400.000 millones, frente a US$1,7 billones en todo 2000.

* * *

Hewlett-Packard prevé anunciar hoy el fin de su tradicional línea de impresoras para el consumidor, que reemplazará con máquinas más pequeñas y modernas. La nueva línea tendrá una mayor velocidad de impresión. Los precios oscilarán entre los US$79 y los US$399.

* * *

Arcelor, la mayor siderúrgica mundial, reportó pérdidas en el primer trimestre por US$23,2 millones, frente a ganancias de US$180,2 millones en el mismo período del año anterior. La compañía, con sede en Bélgica, advirtió que el tipo de cambio del euro y los aranceles impuestos por EE.UU. sobre el acero podrían dificultar su desempeño.

* * *

Dynegy, energética esta-

United Airlines solicitó al gobierno estadounidense garantías de préstamos por US$1.800 millones, ya que su acceso a los mercados de capitales ha sido "severamente restringido". United es la tercera aerolínea estadounidense en buscar estas garantías tras los atentados del 11 de septiembre, fecha desde la cual ha perdido US$1.000 millones.

* * *

Santander Central Hispano anunció ayer su intención de eliminar su principal defensa contra las tomas de control hostil (que los accionistas individuales no puedan tener más del 10% de los derechos de voto) en una medida que lo dejará más vulnerable a adquisiciones y mejor posicionado para una fusión.

* * *

Geron Corp., firma pionera en la investigación de células embrionarias, recortó su fuerza laboral en un 30%. La firma se concentrará en una línea de drogas experimentales contra el cáncer para bloquear la encima telomerasa y en las investigaciones relacionadas con tejidos neuronales, pancreáticos y coronarios.

* * *

Jürgen Schrempp, presidente de DaimlerChrysler, dijo que su unidad estadouni-

Lula Adopta Tono Moderado en Brasil, Pero Los Inversionistas Siguen Cautelosos

JONATHAN KARP
The Wall Street Journal

SÃO PAULO

El Partido de los Trabajadores de Brasil, cuyo líder encabeza la contienda presidencial, hizo una serie de concesiones para calmar a los mercados financieros y atraer a los votantes de centro. Pero los inversionistas quieren más.

Luiz Inácio "Lula" da Silva, presidente del partido y candidato presidencial, nombró a un empresario conservador como compañero de fórmula, cerrando una improbable alianza para un partido con raíces sindicales. Durante el fin de semana, Da Silva prometió mantener la estabilidad económica y rechazó cambios radicales en la política económica si gana en octubre.

Luego de ser vapuleados la semana pasada por la incertidumbre política y el temor a una cesación de pagos de la deuda de Brasil, los mercados locales se recuperaron ayer gracias a sucesos políticos y a la intervención del banco central. Pero los inversionistas todavía están digiriendo las señales mixtas del gobierno estadounidense acerca de la turbulencia financiera en Brasil.

Paul O'Neill, secretario del Tesoro, pareció descartar una mayor ayuda financiera por parte del FMI, comentario que alarmó al presidente Fernando Henrique Cardoso lo suficiente como para llamar directamente a su par George W. Bush. Habló con su asesora de seguridad, Condoleezza Rice. Luego O'Neill dejó en claro que el gobierno de Bush apoya a Brasil.

El real avanzó ayer un 2,2% con respecto al piso histórico del viernes. Los precios de las acciones y de los bonos también repuntaron luego de que una encuesta reflejó que la intención de voto por "Lula" cayó del 40,1% al 36,1% en mayo. Por su parte, el apoyo para el candidato presidencial José Serra subió del 13,3% al 20,9%. Fortaleciendo al real, el banco central aumentó las exigencias de reservas para los bancos, reduciendo en cerca de US$2.100 millones la cantidad de dinero con el que los bancos pueden especular. El banco central también dijo que su titular, Arminio Fraga, viajará a Europa esta semana para demostrar que los inversionistas están reaccionando de manera exagerada.



Luiz Inácio 'Lula' da Silva

El presidente Cardoso, que enterró la hiperinflación y que quiere que su legado de ocho años sea la estabilidad económica, le dio la bienvenida al compromiso de Da Silva con una política económica sólida. Los inversionistas dijeron que Da Silva se está moviendo en la dirección correcta.

"Es un buen comienzo que 'Lula' hable como el ministro de Hacienda, Pedro Malan", dijo Marcelo Mesquita, estratega de Brasil de UBS Warburg. "Pero los inversionistas necesitan acciones claras".

Y los analistas no parecen convencidos de que lo peor ya quedó atrás. "Hay un riesgo de default. La base de inversionistas está más nerviosa por temor que se cumpla la ley de Murphy, como fue el caso de Argentina", dijo Arturo Porzecanski, economista jefe de mercados emergentes para ABN Amro. Un informe del mencionado banco señala que la deuda pública de Brasil aumentó del 38% del Producto Interno Bruto hace cuatro años, cuando fueron las últimas elecciones, a casi un 55% del PIB en la actualidad.

Para Ricardo Amorin, jefe de departamento de análisis de América Latina de la consultora IDEA-Global, no hay crisis de deuda, pero la economía brasileña tiene algunos puntos débiles que resolver como la elevada necesidad de financiamiento externo por las altas amortizaciones de deuda que el país tiene que pagar por año.

Este año, Brasil tiene que pagar US$9.400 millones en pagos de amortización de deuda pública a corto plazo y US$1.600 millones de deuda pública a corto plazo, según datos del banco central.

Durante la década pasada, el Partido de los Trabajadores se opuso constantemente a las reformas de libre mercado en Brasil. Paulo Leme, director gerente de mercados emergentes para Goldman Sachs, dijo que un paso inmediato que el Partido de los Trabajadores podría dar para generar credibilidad entre los inversionistas sería apoyar la reforma constitucional pendiente que permite la autonomía del banco central, separando a la política monetaria de Brasil de la influencia política.

"¿Por qué no ayudar a que el gobierno apruebe el artículo?", dijo Leme. "Eso le demostraría al mercado que son serios de verdad, a través de acciones en lugar de palabras".

El gobierno ha estado en conversaciones con los políticos del Partido de los Trabajadores para lograr ese acuerdo y lograr el acuerdo del Congreso para fijar un nivel de superávit para el presupuesto del próximo año, dijeron funcionarios del gobierno.

—ALEJANDRO BIANCHI
CONTRIBUYÓ A ESTE ARTÍCULO.

La Erosión del Dólar Podría Ahogar la Incipiente Recuperación

La caída del dólar ha sido algo atípica es-

El Billete Verde Flojea

Variación % semanal del euro y el yen contra el dólar desde el 29 de diciembre de 2000.


Euro

dounidense, planea obtener US$2.000 millones a través de la venta de varios activos, bonos, reducción de dividendos y otras medidas.

dense Chrysler será rentable este año. Como resultado, la automotriz podría incrementar sus expectativas de ganancias, dijo.

REGIONAL

CARLOS Julio Emanuel, ministro de Finanzas de Ecuador, dimitió a solicitud del presidente ante las acusaciones de corrupción en el Ministerio. Francisco Arosemena lo sustituyó. Su prioridad será reestructurar el ministerio y asegurar un préstamo del FMI por US$240 millones.

* * *

Roberto Lavagna, ministro de Economía de Argentina, planea visitar hoy Washington en busca de un crédito del FMI por US$20.000 millones.

Mario Blejer, presidente del Banco Central de Argentina, presentó su renuncia formal. Dejará el cargo el 30 de junio.

* * *

El superávit comercial de Brasil llegó a US$2.400 millones en lo que va del año. En mayo, el país registró un superávit de US$423 millones.

Legisladores peruanos promueven una ley que obligaría a todas las agencias gubernamentales a cambiar sus ordenadores a software con código de programación abierto, lo que sería un fuerte golpe para Microsoft. En México, Argentina y España hay iniciativas similares.

* * *

Pedro Pablo Kuczynski, ministro de Finanzas de Perú, seguirá en su puesto a pesar de la crisis reciente desatada por las protestas ante la privatización de dos plantas eléctricas.

Alejandro Toledo, presidente de Perú, llegó al más bajo nivel de popularidad. Un 82,6% de los encuestados por Datum International desaprueban su gestión.

Envíe sus comentarios a: americas@wsj.com

MICHAEL M. PHILLIPS, JACOB M. SCHLESINGER, CHRISTOPHER RHOADS Y ANDREA THOMAS
Redactores de The Wall Street Journal.

WASHINGTON Y BERLÍN

El dólar continuó ayer su caída sostenida frente al euro y al yen, aumentando las preocupaciones en todo el mundo de que la brusca erosión de la moneda podría desestabilizar aun más los ya frágiles mercados financieros y reprimir la naciente recuperación económica.

Hasta el momento, el mayor pánico viene de Japón, donde los funcionarios temen que un yen en alza afecte negativamente a los exportadores, uno de los pocos sectores saludables de esa economía, al hacer más caros los productos japoneses en los mercados mundiales. Después de llegar a 134 yenes por dólar en febrero, el dólar ha caído un 10%, alcanzando el nivel de 121 el viernes pasado, su mínimo de los últimos siete meses.

En la tarde de ayer, la moneda estadounidense se cotizaba en 121,72 yenes, más fuerte que los 121,25 del viernes en Nueva York. El euro se ubicaba a 97,09 centavos de dólar, a la baja frente a su máximo alcanzado en la jornada de 98,13, y más débil de los 97,10 que alcanzó el viernes en Nueva York.

Ayer, el Banco de Japón intervino por quinta vez en un mes para intentar frenar la tendencia con relativo éxito al frenar, pero no revertir, la caída. "Los recientes y rápidos movimientos de la tasa cambiaria dólar-yen en los mercados podría tener implicaciones no deseadas para los japoneses y la economía mundial", dijo en un comunicado Masajuro Shiokawa, ministro de Finanzas de Japón, explicando la más reciente compra de dólares del gobierno, y la inundación de los mercados mundiales de divisas con yenes.

tos días, ya que llega en medio de los crecientes problemas de deuda en Latinoamérica, especialmente en Brasil, y en medio de preocupaciones por la paz mundial. Anteriormente, el dólar había jugado el papel de un "refugio seguro", atrayendo a los inversionistas en busca de una inversión sin riesgos para poner su dinero en medio de la incertidumbre mundial, algo que ocurrió durante la crisis financiera de Asia de 1997 y 1998. Pero las percepciones acerca de EE.UU. han cambiado mucho desde entonces. "Si uno va a estacionar su dinero por un tiempo, no lo pone en el dólar por una cuestión de interrogantes que penden sobre él debido a su reciente debilidad", dice Edwin Truman, ex alto funcionario internacional de la Reserva Federal de EE.UU. Entre tanto, en Europa, donde la caída del dólar ha sido aún más drástica, preocupaciones similares sobre las exportaciones han hecho caer los mercados bursátiles en los últimos días. Ayer el euro llegó brevemente a los US$0,98 por primera vez en dos años, antes de cerrar en Nueva York en US$0,9705. Los operadores de divisas ahora están esperando que el euro vuelva a alcanzar la paridad, algo que no ha pasado desde febrero de 2000, justo después de que la moneda fue lanzada en la Unión Europea.

Las bolsas de Londres, Francfort y París iniciaron la semana con una drástica baja. "Los mercados europeos están siendo duramente golpeados, peor que los de EE.UU., debido al alza del euro frente al dólar", dice Alex Ions, estratega de valores europeos de UBS en Londres.

El declive del dólar también ha tenido su peso sobre los mercados financieros estadounidenses ante el temor de una retirada de los capitales extranjeros. Un dólar más débil es una señal de que los inversionistas extranjeros son menos optimistas acerca de la economía de EE.UU. y también podría agravar esa tendencia, en la medida que los inversionistas extranjeros ven que los retornos de activos denominados en dólares se contraen junto con el valor de esa moneda.



Yen
2001
2002

Fuente: Tradeline.com

Hasta ahora, la baja de la moneda estadounidense no ha desencadenado ninguna preocupación evidente entre las autoridades estadounidenses.

Una razón para la calma pública en Washington es que la caída del dólar podría tener efectos tanto beneficiosos como negativos, en Estados Unidos y el mundo entero.

Para EE.UU., una baja gradual del dólar podría ayudar a los fabricantes en problemas (automotrices, papeleras, empresas textiles, entre otras) a competir con firmas extranjeras tanto en casa como en el extranjero.

Unas pocas industrias, como la automotriz y las cadenas hoteleras, ya han visto mejorar sus negocios con la baja de la moneda estadounidense. Pueden vender más productos o servicios en el exterior, y sus ganancias en monedas extranjeras se traducen en utilidades en dólares más generosas cuando regresan a casa, comenta Greg Anderson, estratega de divisas de FleetBoston Financial.

Liquidez de Vivendi Entra En Aguas Turbulentas

JOHN CARREYROU
The Wall Street Journal

PARÍS

Las acciones de Vivendi Universal SA cayeron más de un 23% a su nivel más bajo en 13 años, debido a la preocupación de los inversionistas por la liquidez del conglomerado de medios luego de una compleja serie de transacciones que buscan generarle efectivo. Los recientes problemas de la empresa francesa aparecen cuando el cuestionado presidente del directorio, Jean-Marie Messier, se dispone a enfrentar un mayor escrutinio de la junta directiva de Vivendi que se reunirá hoy en París.

En lo que debería haberse visto como decisión positiva para la empresa, Vivendi cumplió con su promesa de vender un 15,6% en su empresa de servicios, Vivendi Environment SA, para luego usar el dinero recaudado en la reducción de su deuda.

Pero los inversionistas se asustaron con el momento elegido por la empresa. Las operaciones recientes han dado la impresión de que Vivendi necesitaba una rápida inyección de efectivo y no pudo esperar dos semanas para la colocación de acciones de Vivendi Environment, dijo Michael Nathanson, analista de Sanford Bernstein. "Parece que estaban desesperados por ese efectivo", agregó.

El precio de las acciones de Vivendi cayó un 23,3% en la Bolsa de París, a 18,75 euros, un nivel no alcanzado en más de 13 años. El precio de la acción ha caído un 69% desde comienzos de año, una pérdida de US$43.653 millones en capitalización de mercado. Los inversionistas temen cada vez más por la capacidad de Vivendi de cumplir con sus pagos de deuda.

Apoyo de EE.UU. y la UE a los Genéricos Antisida

GEOFF WINESTOCK Y NEIL KING
The Wall Street Journal

El gobierno de George W. Bush y la Comisión Europea (CE) han decidido apoyar a los países pobres que quieran comprar medicamentos para el sida de los fabricantes indios y brasileños que se desentienden de las patentes internacionales, pero los activistas dicen que las propuestas no van lo suficientemente lejos.

Las propuestas de Estados Unidos y Europa, que se presentarán hoy ante la Organización Mundial de Comercio (OMC) en Ginebra, tienen el objetivo de resolver un debate que ha durado años: cómo abastecer de costosas medicinas para tratar a pacientes con sida, HIV y otras enfermedades a países que no pueden pagarlas.

Bajo las propuestas esbozadas ayer, a los países pobres se les permitiría cerrar contratos con otros países emergentes para la producción de fármacos necesarios para combatir una serie de enfermedades, que incluyen la malaria, tuberculosis y el HIV-sida. Estos países incluyen a Brasil, India, China y Egipto.

Funcionarios estadounidenses y europeos dicen que todavía hay muchos detalles por resolver, incluyendo cómo supervisar a las empresas para que los medicamentos genéricos no sean reexportados a los países ricos.

Las naciones pobres coordinarían con Brasil, India o China el acceso a fármacos.

Un funcionario comercial de EE.UU. dijo que los miembros de la OMC buscarán desarrollar un sistema "que no sea excesivamente oneroso", pero que proteja a los mercados de las grandes farmacéuticas estadounidenses, al tiempo que atiende las necesidades de naciones africanas que han sido asoladas por estas enfermedades.

Pero países como Brasil e India, junto con varios de África, también han hecho sus propias propuestas, y exigen un acceso todavía más fácil para los fármacos genéricos contra el sida.

James Love, un aguerrido crítico de las farmacéuticas, dice que EE.UU. está pugnando por un sistema que raras veces permita a los países otorgar una licencia externa para la producción de drogas genéricas. "El objetivo es hacer que esto sea tan difícil y complicado que rara vez será invocado", dice Love.

La industria farmacéutica, por su parte, tiene sus propias preocupaciones. En lugar de enmendar el acuerdo internacional sobre derechos de propiedad intelectual, como le gustaría a la Unión Europea, las farmacéuticas estadounidenses prefieren un sistema de exenciones administrado por la OMC que permitiría a los países subcontratar la provisión de fármacos genéricos de una forma que se revise caso por caso. El gobierno de Bush también parece respaldar este enfoque.

"Nos gustaría formar parte del proceso de aprobación para que al menos sepamos cuándo alguien va a producir nuestros medicamentos patentados", dice Mark Grayson, vocero de PhRMA, una asociación que agrupa a las principales farmacéuticas de EE.UU.

Algunas empresas farmacéuticas de Europa y Estados Unidos han estado ofreciendo enormes descuentos a sus fármacos en los países pobres, pero los activistas argumentan que sólo la competencia de medicamentos genéricos en India podrá hacer que los precios caigan lo suficiente.

ECONÓMICAS

CIFRA DEL DÍA
9,69 billones de pesos totalizó en el mes de mayo el patrimonio del sistema financiero.

DÓLAR

Tasa representativa del mercado	▲ $ 2.386,18
Casa de cambio (c)	▶ $ 2.140,00
Casa de cambio (v)	▶ $ 2.170,00

CAFÉ COLOMBIANO — Dólares por libra OIC

Hoy	0,62
Ayer	0,61

PETRÓLEO — Dólares por barril

Hoy	26,32
Ayer	26,47

BOLSA DE COLOMBIA — IGBC (índice General)

Hoy	1.252,63
Ayer	1.253,66

INTERÉS — Efectivo anual

DTF	8,21%
DTF Trimestre anticipado	7,81%
TBS Efectivo anual Bancos a 90 días	8,08%

UVR

HOY	$ 126,7316
MAÑANA	$ 126,7568

MONEDAS — Pesos por

Euro	$ 2.331,65
Bolívar	$ 1,81
Peso mexicano	$ 245,71

Canje de deuda no toca dólar

La Dirección de Crédito Público descartó que la operación de canje de bonos Yankee con vencimientos de corto plazo por unos de largo plazo, afecte el mercado cambiario. Anunció para hoy la fijación de la tasa de interés de los cupones que se cobrarán cada 6 meses, de esos bonos ofertados ayer con un rendimiento del 10,75 por ciento. Aunque se espera canjear bonos por 500 millones de dólares, Crédito Público está en condiciones de recibir una demanda de 1.500 millones de dólares. Si la demanda es inferior se abortará la operación.

Termina capitalización

Valores Bavaria completó ayer la capitalización de 45 millones de dólares en Avianca, a la cual se había comprometido para todo el 2002. Avianca adelanta hoy su proceso de integración con Aces, en la compañía que ya se conoce como Alianza Summa.

Aumentan créditos de vivienda

Financiación de vivienda
Enero-marzo


Distinta a VIS 58%
VIS 42%

Fuente: Dane.

Durante el primer trimestre del año, el sistema financiero concedió créditos para la compra de vivienda por 217.462 millones de pesos, de los cuales 90.919 millones fueron para vivienda de interés social. En total se financiaron 10.064 viviendas. El valor de los créditos entregados para vivienda nueva fue superior en 2,5 por ciento al del trimestre inmediatamente anterior, y para la vivienda usada estuvo 35,7 por ciento por encima.

Taxi prepagado y por Internet

En un intento por ponerle freno a los paseos millonarios, entró en operación en Bogotá www.irentaxi.com, un sistema de taxi que atiende usuarios previamente registrados, quienes accederán al servicio con base en tarjetas prepagadas que van

SALUD / APORTES POR ARRIENDOS Y OTROS INGRESOS DISTINTOS A SUELDO

A cotizar por todo

El Gobierno irá tras dos millones de trabajadores que no cotizan al sistema de salud y otros 500.000 que no aportan lo que les corresponde.



EL RETRASO en el pago de los servicios a las clínicas generará intereses de mora a la tasa que fija la Dian. Archivo / EL TIEMPO

Los aportes al sistema de salud se calcularán sobre el total de los dineros recibidos por un afiliado y no solamente el sueldo de los asalariados, como sucede hoy.

Y en el caso de los independientes, se harán sobre lo que realmente ganan y no solo por los ingresos declarados.

La cotización para salud es del 12 por ciento: cuatro puntos a cargo del trabajador y ocho puntos por cuenta de la empresa.

El trabajador independiente paga la totalidad de la contribución, para lo cual se presumen unos ingresos, que no pueden ser inferiores a dos salarios mínimos (618.000 pesos).

Ahora, de acuerdo con el Decreto-Ley 1281, explicó el ministro de Salud, Gabriel Riveros, la base de cotización se-

Además del no pago de aportes por empleadores y asalariados, también se reportan ingresos inferiores a los reales y, por lo tanto, cotizan menos.

Igual sucede con los trabajadores independientes, de los cuales apenas 500.000 están afiliados y contribuyen

Millones de

todas las bases de datos que le sirvan para cumplir ese objetivo, como las de la Registraduría Nacional del Estado Civil, Cámaras de Comercio, Dian, entidades del sistema financiero y cualquiera otra que pueda certificar los ingresos de las personas.

En efecto, el decreto 1281, expedido

INTERESES DE MORA

El retraso en el giro y pago de los dineros de la salud generará intereses de mora a la tasa que, para los tributos, aplica la Dian, hoy en 32,28 por ciento.

Desde el Ministerio de Hacienda, pasando por el Fondo de Solidaridad y Garantía y el consorcio fiduciario que administra sus recursos, las EPS, ARS, los departamentos y municipios quedaron sometidos a ese pago.

Lo que se pretende es agilizar los giros a clínicas y hospitales -cuya cartera en mora supera el billón de pesos- por los servicios que prestan a los afiliados a las EPS, ARS y a la llamada población vinculada.

El director de la Asociación Colombiana de Hospitales y Clínicas, Juan Carlos Giraldo, dijo que con el decreto-ley se abren las puertas para una adecuada reglamentación que le ponga orden al flujo de recursos del sistema.

El ministro de Salud, Gabriel Riveros, anticipó que en la reglamentación se precisará cuál es el plazo máximo dentro del cual las clínicas y hospitales deben recibir los pagos por los servicios prestados a los afiliados al sistema.

Además, el decreto obliga a las EPS y ARS a pagar de inmediato los montos de las facturas que no tengan objeción

desde 10 mil hasta 50 mil pesos.

Bogotá y el GLP

Agremgas, gremio que agrupa al 80 por ciento de las empresas distribuidoras y comercializadoras del Gas Licuado del Petróleo (GLP), indicó que funcionarios de la Alcaldía Mayor de Bogotá manifestaron su interés y disposición en resolver el problema de la informalidad en la prestación de este servicio, del cual se benefician por lo menos 14 millones de usuarios que no son cubiertos por el gas natural.

Usuarios se quejan menos

Un decrecimiento en mayo del número de quejas por servicios del sistema financiero, tanto frente al mes de abril como a mayo del año pasado, reportó la Superintendencia Bancaria. Contra los bancos hipotecarios se presentaron las mayores quejas (944). Siguieron los bancos comerciales (670), las compañías de seguros (165) y las administradoras de prima media (111).

ra la sumatoria de todos los ingresos que perciba el afiliado: sueldos, honorarios, *rendimientos financieros, arrendamientos*, etc., sin superar los 20 salarios mínimos (6'180.000 pesos).

Contra la evasión

Con ello, agregó, se busca taponar la evasión y elusión de aportes, uno de los mayo*res problemas que tiene el sistema* de salud, estimada en más de dos billones de pesos, y que impide la prestación de mejores servicios de salud y *que más colombianos tengan* acceso gratuito a estos. Se calcula que en el 2000, la sola evasión superó el 36 por ciento del recaudo potencial.

con el sistema, aunque no siempre por la totalidad de lo que perciben.

Existen otros dos millones de colombianos con capacidad de pago que, estando obligados por la ley, no cotizan para salud, muchos de los cuales están como beneficia*rios de otros aportantes* o inscritos en el régimen subsidiado, que es para la población más pobre del país.

Para meter en cintura a todos los evasores y elusores, dijo el director de Financiamiento del Ministerio, Heriberto Madrid, esta cartera hará cruces de información de

colombianos no cotizan lo que les corresponde y golpean la salud.

por el presidente Andrés Pastrana y los Ministros de Hacienda y *Salud* con base en las facultades extraordinarias otorgadas por el Congreso, facultó a esta última cartera para exigir ese tipo de información.

Lo anterior, considerado por el Ministerio de Salud como un gran avance en la lucha contra la evasión y elusión de aportes, no requería de facultades extraordinarias, dijo Nelcy Paredes,

alguna, para acabar con la práctica de devolver la totalidad de la cuenta, de la cual sólo se rechaza una parte.

directora ejecutiva del gremio de las Empresas Promotoras de Salud (EPS), *Acemi*.

La dirigente gremial señaló que eso está contemplado en la Ley 100 de 1993, "la lógica indica que hay que cotizar sobre todos los ingresos", dijo, pero lo que se necesitan son acciones para combatir la evasión y no discursos generales.

EL TIEMPO

THE WALL STREET JOURNAL AMERICAS.

1-12 MIÉRCOLES 26 DE JUNIO DE 2002 http://wsj.com Una publicación de DOW JONES — EL TIEMPO Y GRUPOS DIARIOS DE AMÉRICA

What's News—®

INTERNACIONAL

FIAT está negociando la venta del 35% de Ferrari al banco de inversión italiano Mediobanca y a otros inversionistas por hasta US$844 millones en efectivo. Los inversionistas luego venderán la participación a través de una salida a bolsa a finales de año.

* * *

Magna International, canadiense de autopartes, dijo que adquirirá Donnelly, proveedor de autopartes de EE.UU., por unos US$320 millones más la absorción de US$95 millones de deuda.

* * *

Airbus eligió a tres proveedores japoneses para que fabriquen las partes de su A380, el jet comercial más grande del mundo que entrará en servicio en 2006. Con ello, Airbus busca tener una mayor presencia en Japón, que se espera sea el mayor mercado mundial para jets en las próximas dos décadas.

* * *

Palm anunció pérdidas de US$27,5 millones para su cuarto trimestre fiscal, que finalizó el 31 de mayo, mucho menos de los US$392,1 millones que la fabricante de agendas de bolsillo perdió en el mismo período el año anterior.

* * *

FedEx anunció ganancias netas de US$236 millones para el trimestre finalizado el 31 de mayo. Pero dijo que sus ganan-

dounidense de defensa, dijo estar dispuesta a subir su oferta por los activos espaciales y de defensa electrónica de TRW, a US$7.200 millones, más la absorción de más US$5.000 millones en deuda.

* * *

El número de personas obesas en Estados Unidos se ha duplicado al 26% de la población en los últimos 20 años, según un informe de la OCDE. Estudios paralelos indican que países en desarrollo también están registrando problemas similares. En México, por ejemplo, el 60% de la población entre 18 y 49 años, sufre de sobrepeso u obesidad.

* * *

Taishin Financial Holding y Shin Kong Financial Holding, taiwanesas de servicios financieros, anunciaron planes de fusión, lo que formaría un conglomerado financiero con activos combinados de más de US$30.000 millones y operaciones en seguros, banca y valores.

* * *

General Electric trasladará su división de plásticos de Japón a China y está en conversaciones que pueden llevar a tres grandes adquisiciones en ese país este año.

* * *

El índice de confianza de los consumidores en EE.UU

De Argentina a Brasil a Rusia: el Contagio Recorre a los Emergentes


SELÇUK

Cuando David Halpert, un gestor de fondos de cobertura de Prince Street Capital, en Nueva York, vio cómo se desplomaban las acciones y bonos brasileños la semana pasada, supo exactamente qué hacer: vender Rusia.

¿Cuál es el vínculo? La caída en el valor de los activos brasileños de la semana pasada, generada por el ascenso en las encuestas del candidato de izquierda, Luiz Inácio Lula da Silva, hizo que algunos gestores de fondos se vieran obligados a vender sus posiciones en otros mercados emergentes como Rusia para cubrir los márgenes perdidos o la amortización de Brasil. Gestores de fondos como Halpert vieron venir la ola de ventas, y decidieron salirse antes de ser arrastrados por la corriente. "Éste pareció un clásico caso de contagio", dice Brian Gendreau, estratega de mercados emergentes de Salomon Smith Barney.

El contagio financiero, cuyo más reciente ejemplo fue la cesación de pagos de Rusia en 1998, que generó la venta de bonos y acciones de países emergentes, ha resurgido, esta vez en América Latina. Lo que comenzó como una cesación de pagos en Argentina a comienzos de este año llevó a una devaluación en Uruguay y ahora genera problemas en Brasil, la economía más grande de América Latina.

En un clásico signo de efecto cascada, la cada vez más frágil economía brasileña y los crecientes rendimientos de los bonos están aumentando el costo de pedir préstamos en toda la región así como en todo el mundo en desarrollo.

Estos últimos temores están surgiendo en un momento clave para los mercados emergentes, ya que un mayor número de inversionistas estadounidenses está siguiendo más de cerca las acciones de empresas extranjeras. Sus fuertes retornos son cada vez más atractivos contra las caídas del índice Standard & Poor's 500, que cayó un 15% por debajo del índice de mercados emergentes este año.

Puede que los inversionistas en las empresas tradicionales de EE.UU. no se inclinen tanto por los mercados emergentes, debido a que el Promedio Industrial Dow Jones ha tenido un desempeño mucho mejor que el S&P 500 y el Nasdaq en lo que va del año. De todas maneras, las cuestionadas prácticas contables y otros escándalos en grandes empresas estadounidenses parecen haber reducido el riesgo relacionado con los mercados emergentes.

A pesar de las nuevas preocupaciones, los analistas dicen que hay razones para pensar que este último rebrote de contagio no será tan grave como otros anteriores. Por un lado, los mercados emergentes han logrado cierto grado de resistencia. Las crisis financieras de Asia, que comenzaron cinco años atrás cuando Tailandia devaluó su moneda en julio de 1997, afec-

LA CRISIS SUME A LAS EMPRESAS BRASILEÑAS EN UN VACÍO CREDITICIO

PAMELA DRUCKERMAN
The Wall Street Journal

Jorge Doctorovich tiene una visión privilegiada de cómo los problemas de deuda del gobierno de Brasil están afectando a las empresas locales. Hace tres semanas, un banco ofreció a la empresa de productos químicos de Doctorovich un crédito a un año con una tasa de interés del 9%. Ayer, le ofreció nuevamente el préstamo, pero a una tasa del 18%.

La rechazó. "No hay ningún negocio legal capaz de pagar ese tipo de tasas", dice Docto-

Apalancados

Monto total de la deuda corporativa de cada país como % de sus activos totales[1]

Argentina	65,0%
EE.UU.	37,1
Chile	35,5
México	29,7
Perú	27,7
Latinoamérica	26,4
Brasil	22,2

...cias en el trimestre actual estarán por debajo de lo previsto.

Northrop Grumman, esta-

...bajo desde febrero, dijo el Conference Board, organización de investigación empresarial.

...rovich, director general de finanzas de Química Geral do Nordeste SA, una filial de la estadounidense Church & Dwight Co.

Con la moneda brasileña y la deuda del gobierno perdiendo valor ante el temor a los resultados de las elecciones presidenciales de octubre, las empresas locales están enfrentando problemas de crédito. Repentinamente, muchos negocios encaran tasas de interés muy por encima del 20%, y eso cuando pueden conseguir créditos. Los préstamos sindicados de bancos extranjeros a empresas brasileñas cayeron casi 40% en el primer semestre del año, a US$2.900 millones, según Loan Pricing Corp.

A corto plazo, los analistas no ven ninguna cesación de pagos importante de empresas. Las compañías brasileñas suelen tener menos deuda que sus pares en México, Chile y Argentina, según Merrill Lynch & Co. Y muchos de los grandes deudores son exportadores, que están más protegidos de una devaluación porque sus ingresos, al igual que su deuda, están parcialmente en moneda extranjera.

Ejecutivos como Doctorovich están tomando medidas para proteger a sus empresas recortando inventarios, demorándose más en pagar a sus proveedores y siendo más cautelosos a la hora de otorgar crédito a sus clientes. El empresario dice que Química Geral do Nordeste está expandiéndose en Brasil y puede conseguir préstamos más baratos en moneda local, aunque esos tienen tasas de interés variables.

Distintos analistas dicen que están observando de cerca aquellas empresas que obtienen la mayoría de sus ganancias del mercado local, incluyendo empresas de servicios públicos y operadoras de cable. Por ejemplo, Moody's Investors Service, rebajó recientemente la calificación de la distribuidora eléctrica Eletropaulo Metropolitana Eletricidade de São Paulo SA. La firma citó su preocupación acerca de cómo la empresa, controlada por la estadounidense AES Corp., refinanciará al menos US$414 millones que vencen en agosto y septiembre.

Otra compañía en la lista es la operadora de cable Globo Cabo SA. En relación con sus activos totales, es una de las empresas que cotizan en bolsa más endeudadas de la región, según Merrill Lynch.

Además de los temores preelectorales, los inversionistas todavía están recuperándose de las amplias pérdidas del incumplimiento de pagos de la deuda del gobierno argentino y la devaluación del peso, que desencadenó numerosas pérdidas en deudas corporativas.

"Argentina tuvo un efecto psicológico en todo el mercado", dice Daniel Kastholm, jefe de calificaciones corporativas para Latinoamérica de Fitch Ratings Inc. Ayer Fitch rebajó su calificación para 16 empresas brasileñas. La firma dijo que dada la actual crisis de crédito, "esas firmas pueden experimentar mayor dificultad para refinanciar deuda a corto y mediano plazo".

Venezuela 17,1

[1]Medido por las empresas en el principal índice bursátil de cada país

[2]Empresas en el S&P 500

Fuente: Merrill Lynch

...a también a otras monedas. Pero la mayoría de los mercados emergentes ya han abandonado los tipos de cambio fijo a los que se oponían los inversionistas, dándole a las economías una mayor flexibilidad.

Además, los inversionistas tampoco están muy endeudados ni desesperados por efectivo. "Hay mucho menos endeudamiento en este momento", dijo Edwin M. Truman, un ex funcionario de la Reserva Federal y secretario del Tesoro durante el gobierno de Clinton. "Los inversionistas están menos expuestos, por lo que no se verá una gran retirada o una locura por salir".

De todas maneras, ningún mercado es inmune al contagio, especialmente en América Latina donde se ha desarrollado una reacción en cadena.

El resultado es que los inversionistas (muy golpeados por sus pérdidas en un país en desarrollo) a menudo analizan con más cuidado el riesgo de invertir en otros.

Por ejemplo, los acreedores que quedaron presos de la cesación de pagos de Argentina, no quieren ni asomarse por Brasil, país muy endeudado y con futuro político inestable. "Es un recrudecimiento de la aversión al riesgo", dice Peter Kenen, economista de la Universidad de Princeton.

El gobierno de George W. Bush dice que hay pocas evidencias de un contagio financiero. Los funcionarios estadounidenses creen que los inversionistas, que ahora tienen más información que en los 90, están diferenciando los mercados más seguros de los más arriesgados e invirtiendo su dinero en consecuencia.

REGIONAL

La solicitud de Heineken para obstaculizar la fusión entre Quinsa y AmBev fue rechazada por un tribunal de Luxemburgo. Heineken, que posee un 15% en Quinsa, argumenta que el acuerdo viola su derecho a rechazar cualquier fusión de Quinsa.

* * *

Eduardo Duhalde, presidente de Argentina, nombró oficialmente a Aldo Pignanelli como presidente del Banco Central. Pignanelli reemplaza a Mario Blejer, que dejará el cargo el 30 de junio.

* * *

Aero Continente, de Perú, anunció la cancelación de sus operaciones en Chile, con excepción de su ruta Santiago-EE.UU, luego que Chile revocó la licencia de Aero Continente por motivos de seguridad.

Telecom Argentina suspenderá el pago de intereses de todas sus obligaciones de deuda. En abril había dicho que dejaría de pagar el principal de su deuda por US$3.200 millones, pero que seguiría pagando intereses de bonos y préstamos bancarios.

* * *

La OMC establecerá un panel de arbitraje para analizar la solicitud de Brasil de imponer sanciones contra Canadá, en represalia a los subsidios a su industria aérea.

* * *

General Motors despedirá a 300 trabajadores de su fábrica de São José dos Campos, Brasil, debido al bajón en las ventas, dijeron líderes sindicales. La planta emplea a 8.500 obreros.

Envíe sus comentarios a: americas@wsj.com

Más Problemas para el Jefe de Vivendi

JOHN CARREYROU
Y MARTIN PEERS
The Wall Street Journal

El asediado presidente de Vivendi Universal SA, Jean-Marie Messier, que sigue enfrentando dudas sobre su liderazgo, recibió ayer un voto de confianza a su gestión por parte de los miembros del directorio, pero no antes de perder uno de sus aliados clave.

El empresario de artículos de lujo, Bernard Arnault, renunció repentinamente el lunes la junta de Vivendi poco antes de que comenzará la reunión del directorio en París.

Arnault, que es el presidente y accionista controlador de LVMH Moët Hennesy Louis Vuitton SA y una de las figuras más poderosas de la clase empresarial francesa, dejó su cargo por la que sintió que fue la falta de coordinación de Messier con el directorio antes de tomar decisiones clave, pese a la caída del precio de la acción, según fuentes cercanas.



Bernard Arnault

La renuncia deja al presidente de Vivendi en una situación cada vez más precaria. Arnault, cuyo lugar en el directorio fue ocupado por Dominique Hoenn, ejecutiva de BNP Paribas, era conocido por ser amigo y un apoyo para Messier. Arnault contaba, además, con el respeto de los directores de Vivendi en América del Norte.

Arnault es el quinto director francés en dejar Vivendi en dos meses, reduciendo la cantidad de directores de 19 a 14. Su renuncia se produce dos días antes de que un tribunal comercial de París emita un fallo a petición de un grupo de accionistas de Vivendi para nombrar a un experto independiente para auditar los métodos de gobierno corporativo de la empresa.

"Las renuncias en el directorio se están acumulando. Se confirma nuestra sospecha de que hay algo malo en el gobierno corporativo de esta empresa", dijo Colette Neuville, un accionista francés que es uno de los líderes de la acción judicial.

Las renuncias en la junta directiva suman otro grano de arena a la ya intensa presión que tiene que soportar Messier por la caída sostenida de las acciones de Vivendi. Aunque ayer se recuperaron un 6,9% para cerrar en 20,04 euros en París, su precio lleva una baja de más del 65% en lo que va de año. El lunes, las acciones alcanzaron su precio mínimo en 13 años.

Bush Da Aviso a Siderúrgicas de EE.UU.

NEIL KING JR.
Y ROBERT GUY MATTHEWS
The Wall Street Journal

WASHINGTON

El gobierno de George W. Bush advirtió a la industria siderúrgica estadounidense que si no aprovechan la imposición de aranceles al acero importado, tales medidas podrían ser reducidas o eliminadas en cualquier momento.

En una carta enviada el lunes a los principales ejecutivos del acero en EE.UU., el secretario de Comercio Donald Evans y el representante comercial Robert Zoellick exigieron un informe para el 5 de septiembre sobre cómo la industria del acero se está reorganizando.

Un funcionario de la Casa Blanca calificó la carta como un mensaje diplomático pero directo al grano dirigido a recordarle a la industria que "esta... oportunidad no debería tomarse por sentada".

La misiva refleja la creciente preocupación en el gobierno estadounidense de que los productores de acero del país podrían beneficiarse económicamente de los aranceles sin realizar los dolorosos cambios necesarios para ayudar a restaurar la salud de la industria una vez que las medidas se levanten en 2005. Washington espera que el sector use el colchón de los aranceles para "consolidar y racionalizar operaciones, reducir costos, mejorar la eficiencia, incrementar la productividad, mejorar calidad y servicio y desarrollar nuevos productos y mercados", dice la carta.

Deben sanear el sector o enfrentarse a la eliminación de los aranceles.

Pero si se ve que la industria no pone el empeño suficiente, dijo el funcionario, Bush se reserva el derecho de modificar o levantar los aranceles. "Queremos dejar claro que nada es gratis", dijo el funcionario.

Bush impuso en marzo aranceles de hasta un 30% sobre una amplia variedad de importaciones de acero. La medida ha provocado airadas protestas en todo el mundo y ha causado preocupación en EE.UU. de que los aranceles afectarán negativamente a miles de compañías que compran acero para fabricar desde hardware de computadoras a autos.

Los ejecutivos del sector que recibieron la carta dijeron que era muy pronto para que la industria mostrara resultados. "Tenemos un largo camino por recorrer antes de que regresemos a lo que llamaría una industria financieramente saludable", dijo Thomas Usher, presidente ejecutivo de U.S. Steel Corp.

ECONÓMICAS

CIFRA DEL DÍA

$1,42 billones de utilidades obtuvo Ecopetrol en el 2001 como la empresa más grande de Colombia.

DÓLAR

Tasa representativa del mercado	$ 2.392,13
Casa de cambio (c)	$ 2.160,00
Casa de cambio (v)	$ 2.175,00

CAFÉ COLOMBIANO — Dólares por libra OIC

Hoy	0,62
Ayer	0,62

PETRÓLEO — Dólares por barril

Hoy	26,78
Ayer	26,32

BOLSA DE COLOMBIA — IGBC (Índice General)

Hoy	1.246,69
Ayer	1.252,63

INTERÉS — Efectivo anual

DTF	8,21%
DTF Trimestre anticipado	7,81%
TBS Efectivo anual Bancos a 90 días	8,07%

UVR

HOY	$ 126,7568
MAÑANA	$ 126,7821

MONEDAS — Pesos por

Euro	$ 2.351,84
Bolívar	$ 1,82
Peso mexicano	$ 246,00

Contraloría regaña a Cajanal

Por ceder 2.009 millones de pesos de cuotas moderadoras a las IPS y abandonar en las bodegas de la clínica Santa Rosa de Lima equipos médicos por 12.000 millones de pesos, la Contraloría llamó la atención a Cajanal. La directora, María Inés Villegas, respondió que el recaudo es parte de la remuneración contractual y que los equipos serán utilizados a partir de julio, cuando entre a regir el convenio de atención con la Fundación San Carlos.

Festival aéreo en Rionegro



Archivo / EL TIEMPO

Con demostraciones de bombardeos aéreos en seco, combates aire-aire y tanqueo de aviones volando, se desarrollará en el aeropuerto José María Córdova de Rionegro (Antioquia) el sábado y domingo próximos, la Primera Feria Internacional Aeronáutica y el Segundo Festival Aéreo. Participarán 18 expositores de cinco países y 41 aeronaves civiles y militares, entre ellas el helicóptero Arpía 3 y el avión Kfir.

Las 1000 grandes suben ventas

Confecámaras informó que las 1.000 empresas más grandes del país aumentaron sus ventas, a diciembre pasado, en 12 por ciento y sus utilidades sobrepasaron los 3 billones de pesos. La lista de mayores patrimonios la encabezan EPM, Ecopetrol, EPM Bogotá, Emgesa y Bavaria. Las 5 de mayores utilidades son Ecopetrol, EPM, ETB, Triton Colombia y Bavaria. Las 255 que perdieron comienzan con

CANJE / SOLO FALTA CONSEGUIR US$ 105 MILLONES PARA ESTE AÑO

Deuda: se reducen los afanes

Colombia colocó bonos por US$ 505 millones en los mercados nacionales e internacionales.



LAS BOLSAS de valores cayeron por el escándalo de WorldCom. AFP

En medio de una de las peores jornadas para las bolsas de valores en el mundo (ver recuadro) y la desconfianza hacia las economías latinoamericanas, el gobierno realizó el martes su primer *canje de bonos* Yankee en los mercados nacionales e *internacionales* y colocó nuevos títulos, ambas operaciones por el monto con el cual se había comprometido: 505 millones de dólares.

Así, el Gobierno logró disminuir los *afanes de financiamiento* para este año y mejorar el perfil del endeudamiento, al cambiar deuda por pagar en el corto plazo por deuda hacia el largo plazo.

De hecho, de la colocación, 310 millones de dólares fueron un canje de viejos bonos Yankee que se vencían entre este año y el 2005, por los nuevos de largo plazo. Los otros 195 millones de dólares fueron papeles nuevos, que se constituyen en deuda para la Nación. Los títulos tienen vencimiento en el 2010. Su rendimiento es de 10,75 por ciento y la tasa de interés por cada cupón, redimible semestralmente, es de 10,50 por ciento.

La idea inicial era obtener 300 millones de dólares de deuda nueva, para completar el pago de las amortizaciones de este año –que suman 2.100 millones de dólares–, pero quedaron faltando 105 millones.

"Obtener este monto no será problema", dijo el director de Crédito Público, Juan Mario Laserna. "Buscaremos la oportunidad para captarlos con nuevos bonos". En cambio, de los 200 millones de dólares que se esperaban canjear –bonos viejos por nuevos–, se subió a 310 millones. El efecto de esto es que "se reducen las amortizaciones y la vulnerabilidad del próximo Gobierno", afirmó.

LA MALA HORA

Las bolsas de valores de *todo el mundo atraviesan* por una abrupta caída, debido al escándalo en la empresa de telecomunicaciones WorldCom, dueña de MCI.

La compañía admitió haber ocultado en sus balances *más de 3.800 millones* de dólares en *gastos incurridos en el 2001* y el primer trimestre del 2002, lo que evitó que repercutieran en las ganancias anunciadas por la firma.

El Dow Jones quedó por debajo de 9.000 por primera vez desde el 10 de octubre. Nasdaq y el Standard & Poor's 500 cayeron a niveles que no se veían desde el 21 de septiembre. *Las bolsas de Londres*, París, Francfort, Tokio y Hong Kong *también* sufrieron.

firmas como Valores Bavaria, Fondo Nacional del Café, ISS, Corelca, IFI, Avianca y Comcel.

REPÚBLICA DE COLOMBIA
MINISTERIO DE MINAS Y ENERGÍA
EMPRESA COLOMBIANA DE PETRÓLEOS
ECOPETROL

ECOPETROL invita a los interesados a presentar propuesta dentro de la Licitación Pública Número ECP-SENSOR-001-02, *cuyo objeto es seleccionar* el contratista que ejecute un contrato cuyo objeto sería la ***"Implementación de Una Solución Integral Financiero Contable y de Apoyo, de una Solución de Inteligencia de Negocio, y de una Solución de Información Volumétrica; Integradas entre sí y con las demás Aplicaciones que Permanecen y con los Sistemas Operativos de Negocio de ECOPETROL, a través de una Herramienta de Integración de Aplicaciones (EAI)".***

PRESUPUESTO OFICIAL: El presupuesto oficial estimado del contrato es de veintidós millones ochocientos cuarenta y tres mil ciento veinte dólares americanos *(US$ 22.843.120.00). Dicha cifra no* incluye el valor del Impuesto al Valor Agregado(IVA).

CONSULTA: El Pliego de Condiciones podra consultarse desde el diez (10) de julio hasta el dieciséis (16) de agosto de 2002, en el horario de *8:00 a.m.* a 11:30 a.m. y de 1:30 p.m. a 4:00 p.m., en la oficina de la Unidad de Optimización Contractual de ECOPETROL (Calle 37 No. 7-43 piso 6, Edificio Guadalupe, piso 6, Bogotá, D.C.). Así mismo, el Pliego de Condiciones podrá *consultarse en la* siguiente dirección WEB: **www.ecopetrol.com.co**

ADQUISICIÓN DEL PLIEGO DE CONDICIONES: El Pliego de Condiciones tendrá un valor de cinco millones cuatrocientos veintinueve *mil pesos colombianos* ($ 5.429.000.00), que deberá ser consignado entre el diez (10) de julio y el dieciséis (16) de agosto de 2002, en las oficinas de caja de Ecopetrol (Calle 37 No. 7-43, Edificio Guadalupe, piso 1, Bogotá, *D.C.) en el horario de 8:00 a.m.* a 12:00 *m* y de 1:00 p.m. a 2:00 p.m.

El Pliego de Condiciones podrá retirarse, previa presentación del recibo correspondiente, en las oficinas del Proyecto Sensor *(Carrera 7 No. 37-69, Edificio* Teusaca, piso 2, Bogotá, D.C.), en el plazo antes indicado, en el horario de 8:00 a.m. a 12:00 m y de 2:00 p.m. a 4:00 p.m.

PLAZO DE LA LICITACIÓN PÚBLICA No. *ECP-SENSOR-001-02:* *El* plazo de la Licitación será de cuarenta y dos (42) días calendario; se iniciará el día diez (10) de julio y finalizará el día veinte (20) de agosto de 2002, a las 9:15 a.m.

AUDIENCIA PÚBLICA DE PRECISIÓN DEL PLIEGO: El día 15 de julio de 2002, en la Cra. 13 No. 36-24, Edificio Principal de ECOPETROL, piso 12, Bogotá, *D.C., a partir* de las 8:30 a.m., ECOPETROL realizará una Audiencia Pública de Precisión del Pliego, a la que podrá asistir cualquier interesado.

REQUISITOS PARA QUE LA OFERTA SEA ADMISIBLE: El proponente deberá cumplir con los requisitos mínimos *establecidos en el Pliego de Condiciones* en la forma exigida en el mismo; entre ellos:

a) Aportar en su oferta la carta de Presentación de la Propuesta, la constancia de pago del Pliego de Condiciones, *la póliza y constancia de pago* de la garantía de seriedad de la propuesta, acreditar la capacidad legal y la existencia y representación legal de las Personas Jurídicas Proponentes o subcontratistas del *Proponente, las autorizaciones para* contratar (si se requieren) y el documento constitutivo de consorcio o unión temporal (si la propuesta es presentada por una de dichas modalidades asociativas).
b) Subcontratar únicamente las actividades que el *Pliego de Condiciones admita*, y aportar en la oferta los subcontratos correspondientes, que deben ajustarse a aquel, así como los documentos que acrediten capacidad y la existencia y representación legal de *los subcontratistas.*
c) Cuando se pretenda aportar experiencia de la matriz o subsidiarias de la matriz del proponente o de subcontratistas del mismo, en la oferta debe: *acreditarse la situación de control* o subordinación, la capacidad legal y la existencia y representación legal de las matrices, y aportarse los Acuerdos de Asistencia Técnica respectivos.
d) Acreditar que cuenta con la *capacidad financiera mínima*.
e) Acreditar la experiencia mínima exigida en el Pliego de Condiciones para el Proponente y para su Equipo Mínimo de Trabajo.
f) Acreditar que el Software Ofrecido (SWO) cumple con los requisitos mínimos establecidos en el Pliego de Condiciones, según aparece en el mismo.
g) *Incluir en su oferta* el Plan General de Ejecución del Contrato.
h) Incluir en su oferta el Plan General de Manejo del Cambio.
i) Cumplir con los restantes requisitos mínimos consignados en el Pliego de *Condiciones*.

FACTORES DE ESCOGENCIA: Se adjudicará el contrato a quien presente el ofrecimiento más favorable para ECOPETROL. Se calificarán las ofertas presentadas, sobre un máximo de 1000 puntos, *atendiendo a los siguientes factores* de ponderación:

- Evaluación Técnica	700 puntos
- Evaluación Económica	300 puntos

EMPRESA COLOMBIANA DE PETRÓLEOS ECOPETROL

PRIMER AVISO

CAMBIO PARA CONSTRUIR LA PAZ

JUSTICIA

Vea además en
eltiempo.com
Ópera. *Una italiana y una rusa fueron las finalistas del Concurso Plácido Domingo de canto lírico.* Léalo en Cultura.

Cuestionamientos a Minjusticia

La Contraloría General denunció "manejos inadecuados" del Ministerio de Justicia en la construcción y dotación de la cárcel de Acacías (Meta). Según el ente de control, el Ministerio suscribió un contrato por 22 mil millones de pesos para esa obra, pero pagó 5 mil millones más por las adiciones, aplazamientos e incumplimientos de requisitos. Según la Contraloría, el contrato de "precio fijo y plazo único", fue "rey de burlas".

Las amenazas regionales



El ministro de Defensa, Gustavo Bell (foto), dijo ayer que el narcotráfico y los grupos guerrilleros son "un peligro real para todos los países latinoamericanos y del caribe". La afirmación la hizo durante la clausura de la Conferencia de Inteligencia de Ejércitos Americanos, realizada en Bogotá. Bell dijo que es urgente que los países de la zona tomen medidas de protección para evitar la llegada de esos flagelos a sus territorios.

Tutelas contra magistrados

La Corte Constitucional definirá si el Consejo Superior de la Judicatura puede tramitar tutelas contra sus propios magistrados. La decisión se adoptará al revisar un recurso negativo a una tutela interpuesta por un fiscal delegado ante el Tribunal Superior de Pereira contra la Sala Disciplinaria de la Judicatura, que lo sancionó por incurrir en fallas en la administración de justicia. El alto tribunal considera que dar trámite a esa tutela es inconstitucional.

Incautan opio en aeropuerto

La Policía del Atlántico detuvo ayer en el aeropuerto de Barranquilla, Ernesto Cortizzos, a un ciudadano venezolano de 51 años que llevaba camuflados entre su equipaje 3.198 gramos de opio. El hombre, que se disponía a abordar un avión con destino Panamá, también había ocultado la droga entre sus zapatos, una agenda y el borde plástico de las maletas.

SEMINARIO / CRECE CONSUMO DE COCAÍNA EN EUROPA Y AMÉRICA LATINA

Reveses en lucha antidroga

Expertos advierten que es necesario revisar estrategias como fumigación, interdicción aérea, sustitución de cultivos y extradición. 'El panorama es más complejo que hace diez años'.

Aunque expertos coinciden en señalar que las actuales estrategias para combatir la droga son necesarias a corto plazo, advierten que estas deben ser fortalecidas o replanteadas y acompañadas de programas de inversión social. De lo contrario, la droga seguirá cobrando nuevas víctimas en todo el mundo, tal como lo reveló ayer la ONU.

"El panorama es más complejo que hace diez años", afirmó ayer el consultor internacional Francisco Thoumi, en desarrollo del seminario 'La política de desarrollo alternativo en Colombia y sus perspectivas', convocado por el Plan Nacional de Desarrollo Alternativo (Plante).

Según Thoumi –que lleva 12 años analizando globalmente el fenómeno– la humanidad debe de empezar por desatanizar y despolitizar el problema y entender que "las drogas se producen por causas estructurales de la sociedad".

En su criterio, después de los atentados del 11 de septiembre en Estados Unidos, el vínculo entre droga y terrorismo es más estrecho y por eso habrá más re-



EN PAKISTÁN, según la ONU, hay 3,5 millones de adictos. AFP

FUMIGACIÓN. Los expertos coinciden en señalar que el narcotráfico encontró en la crisis del sector agropecuario, la guerra, el abandono estatal y la demanda internacional, el caldo de cultivo para aumentar su producción.

En la ultima década –pese a que la Policía ha fumigado un promedio anual de 60.000 hectáreas de coca– los cultivos ilícitos se dispararon de 37.500 hectáreas a 163.289 hectáreas.

En criterio de Thoumi, esa política –columna vertebral del apoyo de Estados Unidos al Plan Colombia– es errada porque aleja al campesino del gobierno y lo acerca a grupos al margen de la ley, que aprovechan la oportunidad para mostrarse como su defensor. "Además de que no es la solución, lo que hace es deslegitimar al Estado".

Afirmó que el lío de fondo es que Colombia es el único país de América Latina que no ha sido capaz de realizar una reforma agraria y que el gobierno solo se preocupa por el campesinado cuando este se vincula a la producción de la droga. "El mensaje es algo así como: si siembro coca, me paran bolas".

El problema es mayor, afirmó María Inés Restrepo: "La gran mayoría de estos cultivos hacen parte de una economía de subsistencia y son realizados por campesinos, indígenas y colonos en zonas de reconocida marginalidad social, política y económica".

DESARROLLO ALTERNATIVO. Para tratar de acercarse a los campesinos y colonos, el gobierno diseñó el Plante. Las cifras indican que esta entidad ha beneficiado en el último año a 55.839 familias campesinas y a 18.552 indígenas con 77 proyectos productivos de palmito, cacao, yuca, trigo, café orgánico, fríjol, caucho, maracuyá, palma africana y ganadería.

Pero el Plante solo cubre 10 de los 22 departamentos y 96 de los 233 municipios afectados. Su directora reconoce estas debilidades y agrega que la iniciativa fracasará si no se convierte en política de Estado, para que no siga dependiendo de los vaivenes políticos coyunturales y obtenga nuevos recursos.

INTERDICCIÓN. En cuanto a la destrucción de naves de la mafia e incautación de cargamentos de drogas, Thoumi señala que los resultados serán mejores si se pone en marcha una estrategia similar a la peruana. "Hay que aislar la zona de producción de la droga y así a los narcotraficantes se les hace más complejo y costoso el procesamiento".

EXTRADICIÓN. La estrategia de entregar narcotraficantes a la justicia de Estados Unidos –dijo el experto– ya no es tan temida y efectiva como pudo ser en el pasado. "Sería efectiva si todavía existieran carteles jerarquizados, pero aquí lo que hay son cantidades de pequeñas organizaciones".

Capturan a narco italiano



Agentes del DAS capturaron ayer en un condominio de Chía (Cundinamarca) a Glielmo Bonuomo, un ciudadano italiano considerado por las autoridades de su país como uno de los más importantes narcotraficantes de Europa. Bonuomo (foto) era buscado desde hace diez años y se le señala como el responsable del envío de varias toneladas de cocaína desde Colombia a Italia. En los próximos días será extraditado a su país.

Inició juicio por TermoRío

Ante un juzgado penal de Bogotá, se inició ayer el juicio por el escándalo de TermoRío, un litigio que tiene a la Nación a punto de pagar 62 millones de dólares por haber incumplido un contrato de generación de energía con esa empresa. Entre los acusados por las presuntas irregularidades asistió a la audiencia el ex superintendente de Servicios Públicos, Enrique Ramírez. La Fiscalía y la Procuraduría pedirán condena.

Ocupado campamento de Auc

Una caleta con explosivos, minas antipersonales, equipos de campaña y de comunicaciones, y armas de diferentes calibres, perteneciente a las Autodefensas, fue hallada por la IV Brigada del Ejército en Sonsón (Antioquia). Unidades del Batallón Juan del Corral llegaron hasta el cerro El Capiro donde, además, se encontró un campamento con capacidad para cincuenta hombres.

presión.

Para el experto, no se debe hablar de legalización, como lo vienen impulsando intelectuales de la talla del economista Milton Friedman, porque en varios países esto ya es un hecho. "Ahora hay que hablar de liberalización, y esta va a ser mayor con la marihuana y la heroína, pero no con la cocaína, porque la mayoría de sus adictos son generadores de violencia".

La propia directora del Plante, María Inés Restrepo, afirmó: "Mientras persistan los actuales niveles del consumo mundial de drogas, los esfuerzos realizados por países como Colombia, seguirán siendo insuficientes para superar este problema y será imposible lograr una disminución sostenible de los cultivos ilícitos".

El seminario coincidió con las revelaciones de la Oficina de Control de las Drogas y la Prevención del Crimen (Odccp) de la ONU, que ayer informó que el consumo de cocaína se disparó en Europa y América Latina. "Afecta a 13,4 millones de personas, un 0,3 por ciento de la población mundial".

El siguiente es un resumen de los principales puntos tratados en el seminario del Plante, que hoy continúa.

GUERRA

Mueren tres guerrilleros en Antioquia

Tres guerrilleros muertos y abundante munición incautada deja hasta el momento una ofensiva del Ejército contra el frente 9 de las Farc en el oriente antioqueño.

Según la IV Brigada, en la mañana de ayer las tropas del Batallón No. 4 de Artillería llegaron hasta uno de los campamentos de esa guerrilla en la vereda El Chocó. De inmediato se iniciaron las refriegas, que continuaban anoche.

En la operación también han sido incautados documentos y panfletos de la organización guerrillera.

LA SUPERINTENDENCIA NACIONAL DE SALUD

CONVOCA

A todos los liquidadores, interventores y contralores de los procesos de intervención forzosa administrativa para administrar y liquidar, que adelanta la Superintendencia Nacional de Salud, a una Audiencia Pública que tendrá lugar el día 28 de junio de 2002.

Hora: 8:30 a.m.

Lugar: Auditorio Mezzanine Ministerio de Salud, Cra. 13 No. 32-76, Bogotá.

A la Audiencia Pública pueden asistir todas las personas interesadas en el tema.

CODENSA

Mucho más que energía

CONVOCATORIA PUBLICA GC-02-001

COMPRA DE ENERGÍA PARA MERCADO REGULADO

CODENSA S.A. ESP, informa que ha autorizado la *apertura de la* CONVOCATORIA PUBLICA GC-02-001 con las siguientes características:

OBJETO:
CODENSA S.A. ESP, solicita propuestas para contratar el suministro de *energía y potencia entre* el 01 de Enero de 2003 y el 31 de Diciembre de 2004 para atender su Mercado Regulado.

PROPONENTES

Podrán participar en esta *convocatoria* como proponentes todas las personas naturales o jurídicas públicas o privadas, nacionales o extranjeras, consorcios, uniones temporales, o *sociedades, conformadas* con el único objeto de presentar esta propuesta, que tengan la categoría de generadores o comercializadores y que se encuentren participando actualmente del Mercado Mayorista, *que estén inscritos* ante el Sistema de Intercambios Comerciales (SIC), o tengan, a la fecha de vencimiento del plazo de presentación de las propuestas, proyectos de *generación registrados en* la fase III ante la Unidad de Planeación Minero Energética (UPME); para este último caso se debe adjuntar la certificación correspondiente de la UPME.

CRONOGRAMA

CONSULTA Y VENTA DE LOS PLIEGOS	*Desde el día* 27 de Junio de 2002 a partir de las 8:00 a.m., Hasta el día 09 de julio de 2002 a las 5:00 p.m. En la oficina 206 *de la carrera* 13A No 93-66 de Bogotá D.C.
PRESENTACION DE CONSULTAS POR PARTE DE LOS PROPONENTES	Antes del día 03 de julio de 2002 a las 5.00 p.m. Las consultas deben enviarse por escrito *al Fax No.* 0 1-6015923.
ACLARACIONES ESCRITAS DE LAS CONSULTAS DE LOS PROPONENTES	Antes del día 08 de julio de 2002 a las 5:00 p.m.
RECEPCION DE PROPUESTAS Y CIERRE DE LA CONVOCATORIA	Hasta el día 11 de julio de 2002 a las 3:00 p.m. En la oficina 206 de la carrera 13A No 93-66 de Bogotá D.C.

Las propuestas deberán ser depositadas en sobre cerrado, en la urna 1 ubicada en la oficina 206 de la carrera 13A Nº 93-66, *Bogotá D.C.*

VALOR DEL PLIEGO DE CONDICIONES

El pliego de condiciones tiene un precio unitario de CUATROCIENTOS OCHENTA MIL PESOS MONEDA CORRIENTE ($480.000.oo) incluido IVA, no reembolsables, los cuales deben ser consignados en alguna de las siguientes cuentas corrientes:
- No 1800473 del Banco Sudameris, codigo tipo de recaudo 025, indicando en varios el NIT No 830037248-0 de CODENSA.
- No 000348151 del Banco de Bogotá

La presente convocatoria, así como los documentos que se produzcan por parte de la empresa, no implican la realización de una propuesta por parte de ella, ni crean la obligación de contratar o cualquier otra obligación, con quien presente la propuesta.

Solo podrá presentar *propuesta quien* haya cancelado el valor del pliego de condiciones. La fecha de presentación de la propuesta es inaplazable

ECONÓMICAS

CIFRA DEL DÍA
34,5 por ciento, crecimiento anual de los Títulos de Tesorería.

DÓLAR

Tasa representativa del mercado	▲$ 2.398,14
Casa de cambio (c)	▼$ 2.150,00
Casa de cambio (v)	▲$ 2.190,00

CAFÉ COLOMBIANO — Dólares por libra OIC

Hoy	▼ 0,61
Ayer	0,62

PETRÓLEO — Dólares por barril

Hoy	▲ 25,50
Ayer	26,78

BOLSA DE COLOMBIA — IGBC (Índice General)

Hoy	▼ 1.239,19
Ayer	1.246,69

INTERÉS — Efectivo anual

DTF	8,21%
DTF Trimestre anticipado	7,81%
TBS Efectivo anual Bancos a 90 días	n.d

UVR

HOY	$ 126,7821
MAÑANA	$ 126,8074

MONEDAS

	Pesos por
Euro	$ 2.357,71
Bolívar	$ 1,82
Peso mexicano	$ 246,61

Otro crédito: US$ 250 millones

Colombia obtuvo ayer otro préstamo sindicado por 250 millones de dólares, mediante una nueva garantía parcial otorgada por la Corporación Andina de Fomento (CAF), destinado al plan financiero de los años 2002 y 2003. Participaron en este crédito los bancos de Bogotá, Amro, Bbva Ganadero, Paribas, Caja Madrid, Bayerische Hypo-und Vereinsbank, Mizuho Bank, y Deutsche Bank y J.P. Morgan Chase, que sirvieron como estructuradores del préstamo.

E.U. crece 6,1%

En contra de diversos pronósticos, y justo un día después de que la Reserva Federal (Banco Central) estadounidense decidiera mantener quietas las tasas de interés en ese país, las autoridades económicas norteamericanas informaron que su economía creció 6,1 por ciento en el primer trimestre del año. Los analistas piensan que, de ser ciertas las cifras, el gran reto será mantener ese crecimiento.

Camarón competitivo

Gobierno y empresarios privados firmarán hoy en Cartagena el Acuerdo Nacional de Competitividad del camarón de cultivo, donde se establecen los propósitos, compromisos y acciones para desarrollar la industria hacia el futuro. "Las áreas cultivadas de camarón en la Costa Atlántica pasaron de 2.500 hectáreas en el año 2000 a 3.948 hectáreas en el 2001, mostrando un incremento significativo y el amplio potencial que este subsector posee para incentivar las exportaciones", dijo el ministro de Agricultura, Rodrigo Villalba Mosquera.

'No se importará café'



SERVICIOS / UNIÓN FENOSA Y ENDESA RECLAMAN SEGURIDAD JURÍDICA

US$ 3.500 millones en vilo

Las multinacionales que llegaron a conquistar el sector de energía dicen que se estrellaron con cambios en las reglas de juego. Se calienta debate con la Creg.

JUAN GUILLERMO LONDOÑO M.
Redactor de EL TIEMPO Enviado especial

CARTAGENA

Las multinacionales españolas Unión Fenosa y Endesa, las mayores prestadoras extranjeras del servicio de energía eléctrica en Colombia, expresaron que habrá un retraso en inversiones por 3.500 millones de dólares en los próximos cinco años, necesarias para poder atender un esperado crecimiento de la demanda de este sector.

La advertencia la sustentaron las firmas en lo que llamaron la inestabilidad en las reglas de juego, especialmente en lo relacionado con la regulación, factor que no ha dejado avanzar este negocio, porque desconoce realidades como la subnormalidad, el atraso tarifario y la actual crisis económica.

José María Bustillo, encargado de negocios de Unión Fenosa, y Andrés Regué Godal, presidente del grupo Endesa para Colombia y el Caribe, fijaron esta posición al margen del congreso anual de servicios públicos que se realiza en esta ciudad.


ELECTRICARIBE
OFICINA COMERCIAL Y DE COBROS
ENTRADA

LOS USUARIOS DEL SERVICIO de energía en la Costa Atlántica consideran que las justificaciones para los cortes son infundadas. Archivo / EL TIEMPO

Aunque cuando hace año y medio ese grupo decidió entrar el país sabía de los diferentes riesgos, la situación ha empeorado y las pérdidas anuales superan los 100 millones de dólares, a tal punto que el riesgo de que la empresa sea inviable va en aumento.

polémicos cortes de luz por este motivo (ver recuadro).

Las expertas de la Creg, Sandra Fonseca y Ana María Briceño, insistieron en que debido a las circunstancias económicas, no solo el sector energético está perdiendo va-



Héctor Zamora / EL TIEMPO

El presidente electo, Álvaro Uribe Vélez, les ratificó ayer a los cafeteros su decisión de lograr un precio interno remunerativo y estable, además de la condonación de deudas, el fortalecimiento de las instituciones cafeteras y el apoyo a las actividades productivas, incluidas las del crédito, además de la renovación de cultivos y el control de la broca. Uribe envió una comunicación escrita a la XI Asamblea Nacional de Delegados de la Unión Cafetera, la disidencia de la Federación Nacional de Cafeteros, que se llevó a cabo en Pereira. El futuro mandatario aseguró que impedirá las importaciones de café.

Reunión de medianos

La Federación Nacional de Comerciantes (Fenalco) organizará por primera vez un simposio de 'superetes'. Es decir, de todas aquellas tiendas organizadas que cuentan con un área que va de 50 a 200 metros cuadrados y funcionan a través de góndolas. Fenalco calcula que este tipo de autoservicios sobrepasa hoy el 40 por ciento de las ventas de las industrias de alimentos, aseo, laboratorios y demás productos de consumo masivo.

El planteamiento de las empresas encendió nuevamente el debate con la Comisión de Regulación de Energía y Gas (Creg), que desestimó el apocalíptico diagnóstico y consideró que se trata de una estrategia más de las casas matrices para presionar la actualización tarifaria que debe empezar a regir en el 2003.

Unión Fenosa controla a Electrocosta, Electricaribe y a la generadora Epsa del Valle del Cauca, mientras que Endesa, dueña de Codensa y Emgesa de Bogotá, tiene el 25 por ciento de la generación de energía y 20 por ciento del negocio de la distribución del servicio en el país.

Según Regué, los precios de generación que se reconocen en Colombia "no remuneran los costos de operación y la remuneración que reciben las empresas es la más baja de América Latina".

En el caso de Unión Fenosa, el panorama, según Bustillo, es poco halagador.

"La regulación sigue desconociendo la realidad; tenemos enormes pérdidas por la informalidad y se mantiene la cultura del no pago", dijo Bustillo, justo en momentos en que la empresa tuvo que iniciar unos

jas de los españoles obedecen más a las presiones de sus casas matrices para mejorar resultados en América Latina golpeadas por la crisis Argentina.

Ambas funcionarias reconocieron que el cumplimiento del cronograma para fijar el nuevo marco tarifario dependerá del nuevo gobierno, que se posesionará el 7 de agosto.

Confían en que en octubre ya esté listo para que entre en vigencia en enero del 2003. En caso de no estar definido para esa fecha, continuaría en vigencia el actual esquema.

Las dos funcionarias agregaron que si la situación fuera tan crítica, las empresas ya hubieran recurrido a mecanismos de revisión inmediata de tarifas como lo establece la ley, pero hasta ahora ninguno de los operadores ha demostrado insuficiencia financiera para llegar a ello.

POLVAREDA POR CORTES MASIVOS

La falta de pago y la morosidad de entidades estatales obligó a las empresas Electrocosta y Electricaribe a iniciar un masivo corte de energía desde ayer en los 7 departamentos de la costa para tratar de recuperar 508 mil millones de pesos de cartera pendiente.

Los cortes provocaron disturbios en algunas poblaciones donde los habitantes se oponían a la medida, la cual también afectó a por lo menos 40 acueductos en la región, escuelas, hospitales y universidades del estado.

La medida fue respaldada tanto por la ministra de Minas, Luisa Fernanda Lafaurie tanto como por La Superintendencia de Servicios Públicos, ya que las empresas están en su derecho de cortar el servicio a quien no pague.

Sin embargo, usuarios del servicio en la costa han argumentado que los aparentes cortes no son justificados, lo cual motivó investigaciones por parte de la Superintendencia de Servicios.

LA COMPAÑÍA SURAMERICANA ADMINISTRADORA DE RIESGOS PROFESIONALES Y SEGUROS DE VIDA S.A. - SURATEP S.A.

Hace saber que estando afiliado a SURATEP, falleció el señor JOSÉ IGNACIO AROCA HENAO, el día 1 de febrero de 2002, quien venía laborando en la empresa Ingenieros Constructores e Interventores Icein S.A. La siguiente persona se ha presentado a reclamar las prestaciones económicas: la señora Elvia María Vargas, en calidad de cónyuge del fallecido. Las personas que se crean con mejor o igual derecho para reclamar las prestaciones económicas de sobrevivientes, deben solicitarla en la siguiente dirección: Avenida Eldorado No. 68B-85, Torre Suramericana piso 7, Bogotá. Tel. 4055900.

SEGUNDO AVISO



Sólo quedan días
Aprovéchalos para llevarte a casa las
3.000 ofertas
que tenemos para ti.
Mercatón
3.000 ofertas
El maratón de las grandes ofertas
Carulla
Carulla
Calidad Que No Te Cuesta Más!
OFERTAS VÁLIDAS DEL 21 AL 30 DE JUNIO

REPÚBLICA DE COLOMBIA
MINISTERIO DE DEFENSA NACIONAL
FONDO ROTATORIO DEL EJÉRCITO
DIVISIÓN CONTRATOS E IMPORTACIONES

El **Director General del Fondo Rotatorio del Ejército** se permite informar a los interesados la apertura de la licitación que a continuación se relaciona:

Licitación No. 026/2002

OBJETO: Construcción de la primera etapa del hospital nivel II en Medellín.
APERTURA: 11 de julio de 2002 a las 14:00 horas.
VISITA DE OBRA: 15 de julio de 2002 de las 10:00 a las 12:00 horas
RECEPCIÓN DE OFERTAS: A partir del 11 de julio de 2002
AUDIENCIA INFORMATIVA: 16 de julio de 2002 a las 09:00 horas.
CIERRE: 31 de julio de 2002 a las 09:00 horas.
VALOR DEL PLIEGO: $ 1.500.000.oo **NO REEMBOLSABLES**
CAPACIDAD RESIDUAL DE CONTRATACIÓN: 24.280 S.M.L.V.
CLASIFICACIÓN REGISTRO DE CONSTRUCTORES: Especialidad 04 Grupo 02

ASPECTOS GENERALES

CONSULTA Y VENTA DE PLIEGOS: Los pliegos de condiciones podrán ser consultados en la División de Contratos e Importaciones del Fondo Rotatorio del Ejército, carrera 50 No. 18 - 92, tercer piso. Tel. 446 9563 a partir de la fecha y hora de apertura de las 8:00 hasta las 16:30 horas.
VISITA DE OBRA: La visita será efectuada en el lugare donde se construirá la obra, en la hora y día señalado.
PARTICIPANTES: Podrán participar las personas naturales y jurídicas, consorcios y uniones temporales, previamente inscritas, calificadas y clasificadas en el registro de constructores de la Cámara de Comercio de su jurisdicción (domicilio), con la capacidad residual de contratación exigida para la licitación.
CRITERIOS DE EVALUACIÓN: Para la evaluación de las propuestas se tendrán en cuenta los siguientes aspectos:

ASPECTOS	Técnicos y Económicos	PUNTAJE	1.000

SEGUNDO AVISO

ECONÓMICAS

EXPORTACIONES / DISFRACES DE LAS FIESTAS DE BARRANQUILLA CRUZAN LA FRONTERA

Del Carnaval viaja al mundo

Las prendas de doña Aída ya están en Venezuela y ahora se alistan para entrar en las Antillas y Costa Rica. E.U. también está en la mira.

JAVIER FRANCO ALTAMAR
Corresponsal de EL TIEMPO
BARRANQUILLA

La misma determinación que la indujo a diseñar, ella misma, sus disfraces de carnaval cuando adolescente, la está llevando hoy a invadir de fantasía y colorido las fiestas extranjeras.

Aída Yepes de Medina, que cada año produce disfraces para el carnaval de Barranquilla, ya encontró nuevos mercados en Caracas y Maracaibo, en Venezuela, con un envío de mil disfraces a principios de este año.

Ahora tiene la mira puesta en la isla de Aruba, en Costa Rica y Estados Unidos. Para el 2003, espera además concretar acuerdos de intercambio cultural con las Antillas.

"Este año pasamos arrastrando en el mercado local, así que debemos buscar otras opciones", comenta.

Aunque en los primeros meses del año las máquinas de coser de esta mujer están trabajando sin descanso para cumplir hasta los más insólitos pedidos, la producción baja cuando muere Joselito Carnaval, es



"ESTE AÑO PASAMOS arrastrando en el mercado local, así que debemos buscar opciones", dice Aída Yepes.
Carlos Capella / EL TIEMPO

decir, cuando terminan los cuatro días de la fiesta central.

La ropa casual que confecciona no tiene la misma demanda.

Por eso vino la búsqueda de nuevos espacio: mercados internacionales y nuevas líneas, como la de los muñecos publicitarios inflables.

En todo esto tienen mucho que ver entidades como Fundaempresa y Proexport, que acompañan la proyección nacional e internacional del negocio.

La historia

Aída Yepes de Medina & Cía fue el nombre que esta mujer barranquillera le puso a su empresa.

La producción comenzó en 1980 y se consolidó durante los siguientes cinco años en dos marcas: 'Disfraces St. Ray' y 'Aída Fashion', la segunda, para imprimir un sello de distinción y diferenciar la producción de ropa casual.

En 1990 abrió el mercado nacional, a través de Cadenalco (Hoy Almacenes Éxito) y logró presencia firme en Bogotá, a través de Los 3 Elefantes, las tiendas de Cafam y algunos locales.

Así, la línea de disfraces pasó a ocupar el 80 por ciento de la producción. Hasta 1996, la empresa estuvo vendiendo al por mayor, pero un año después, abrió un punto de venta en la propia sede del taller en el barrio Los Nogales de Barranquilla.

Ya en el 2001, la empresa entró en el programa Expopyme de la promotora Proexport, ente adscrito al Ministerio de Comercio Exterior. "Ellos nos han dado capacitación y nos ha dado otra visión como empresarios", comenta Medina Yepes. Así fue como los disfraces de Aída comenzaron a aparecen en Venezuela.

Ese mismo año, la Colonia de Hispanos en Estados Unidos le encargó un disfraz de cumbiambera para su representante en un encuentro folclórico en la India. Aída se enteraría, por un cuento de terceros, que aquella indumentaria obtuvo en primer lugar como disfraz típico en aquel evento.

Pero ¿Tiene Aída algún disfraz en especial, como bandera? "Le jalamos a lo que sea", responde ella. Por lo pronto, fue la que confeccionó los disfraces para la película *El último carnaval* de Ernesto Mc Causland; y vistió al Rey Momo del Carnaval del 2000, Robinson Albor, y a todo su séquito. Ahora, se encuentra en un proceso de aseguramiento de la calidad y quiere obtener un certificado ISO 9000.

Hoy, Aída Yepes de Medina y Cía genera 10 empleos directos y 25 indirectos en temporada baja, pero que casi duplica la mano de obra en jornada de precarnaval. La empresa produce unas 5.000 unidades al año para la venta, y también produce para alquiler.

ESCÁNDALO

WorldCom, gigante en Latinoamérica

EFE Y REDACCIÓN ECONÓMICA

El escándalo de WorldCom en Estados Unidos, que creó beneficios inexistentes en sus balances por casi 4.000 millones de dólares (ver Wall Street Journal Americas), generó ayer pronunciamientos y acusaciones del presidente de Estados Unidos, George W. Bush, de su secretario del Tesoro y del comité de Servicios Financieros de la Cámara de Representantes.

Ya el miércoles se había pronunciado la Comisión de Valores (SEC por su sigla en inglés).

WorldCom, por su parte, anunció su intención de presentar una nueva declaración de los estados financieros del 2001 y del primer trimestre del 2002 y dijo que anunciará los despidos de los 17.000 empleados.

WorldCom Latinoamérica, junto con Avantel y Embratel, es un proveedor de acceso a Internet, con presencia en Colombia, Argentina, Brasil, Chile, Costa Rica, República Dominicana, Guatemala, México, Panamá, Paraguay, Puerto Rico, Perú, Uruguay y Venezuela. La multinacional cuenta con más de 100.000 clientes de datos e Internet en la región, cerca de 11 millones de clientes residenciales y comerciales y más de 15.000 empleados. Su red de fibra óptica abarca más de 27.000 kilómetros. EL TIEMPO buscó ayer al director general de WorldCom en Colombia, Andrés González, pero no fue posible conseguirlo.

CONVENIO DE COOPERACIÓN
INSTITUTO DE PLANIFICACIÓN Y PROMOCION DE SOLUCIONES ENERGÉTICAS -IPSE-
SECRETARIA EJECUTIVA DEL CONVENIO ANDRES BELLO -SECAB-

CONVOCATORIA PUBLICA PARA ACTUALIZAR EL REGISTRO DE CONTRATISTAS Y/O PROVEEDORES EN:

Construcción, Ampliación y mejoramiento de Redes Eléctricas Veredales, Estudios y Diseños de Redes, Interconexiones al sistema Eléctrico Nacional, Soluciones Energéticas Fotovoltaicas, Suministro, Mantenimiento y Reparación de Equipos de Generación, Estudios y Diseños Ambientales de Líneas de Transmisión e Interventorías relacionadas con la ejecución de estas obras, en las regiones del territorio nacional donde no llega el Sistema Interconectado.

1. El Instituto de Planificación y Promoción de Soluciones Energéticas - **IPSE** - y la Secretaría Ejecutiva del Convenio Andrés Bello - **SECAB** - están interesadas en **ACTUALIZAR** el registro de las firmas interesadas para la ejecución de los trabajos incluidos dentro del Convenio de Cooperación Técnica **IPSE-SECAB**, por lo que invitan a participar en la CONVOCATORIA PÚBLICA de proponentes interesados en participar en las obras de Construcción, Ampliación y mejoramiento de Redes Eléctricas Veredales, Estudios y Diseños de Redes, Interconexiones al sistema Eléctrico Nacional, Soluciones Energéticas Fotovoltaicas, Suministro, Mantenimiento y Reparación de Equipos de Generación, Estudios y Diseños Ambientales de Líneas de Transmisión e Interventorías relacionadas con la ejecución de estas obras en las regiones del territorio nacional donde no llega el Sistema Interconectado. Para tal fin deberán presentar en sobre cerrado la documentación que demuestre su experiencia y capacidad Técnica, Financiera y Económica para la ejecución de los mencionados trabajos, adjuntando:
   - Relación completa y discriminada de la experiencia según la convocatoria anexando los certificados de experiencia expedidos por el contratante de los últimos ocho (8) años.
   - Los ESTADOS FINANCIEROS DE LOS AÑOS 2000 Y 2001.
   - Certificado de inscripción en el Registro Único de Proponentes, con fecha de expedición de máximo treinta (30) días.
2. Podrán ser invitados únicamente las personas naturales o jurídicas, que a la fecha de presentación de las ofertas se encuentren debidamente inscritos en el Registro Único de Proponentes de la Cámara de Comercio en las Actividades, Especialidades y Grupos que sean requisitos de cada uno de los proyectos a ejecutar, correspondientes a la presente convocatoria.
3. El **IPSE** y la **SECAB** informan que podrán ser consultados el listado de los proyectos en las siguientes direcciones electrónicas: **www.Ipse.gov.co** y **www.cab.int.co/ipse**. En el mismo aparecen la descripción del proyecto, el municipio y departamento, presupuesto oficial y plazo de ejecución.
4. Los interesados podrán consultar y obtener el modelo de la inscripción solicitada a partir del viernes 28 de junio de 2.002, a las 9:00 a.m. en la Unidad Jurídica de la Secretaría Ejecutiva del Convenio Andrés Bello - SECAB - en la Avenida 13 No. 85-60 piso 2°.
5. La CONVOCATORIA PÚBLICA se mantendrá abierta hasta el 31 de Agosto de 2002.

NOTA: A. La presente no es una Licitación Pública o privada, sino una Convocatoria a conocer empresas naturales o jurídicas interesadas en participar en la ejecución de los mencionados proyectos. Las inscripciones recibidas harán parte del registro de firmas interesadas para ejecutar proyectos derivados de los convenios **IPSE-SECAB**. El proceso de selección estará sometido en su integridad a las normas civiles y comerciales que conforman el derecho privado de la República de Colombia.

B. La inscripción en el registro **NO OBLIGA** a la SECAB a efectuar invitación para presentar propuestas.

Financiera
Miércoles 27
de Marzo de 2002

MERCADO ELECTRONICO COLOMBIANO -MEC-

Títulos representativos mercado de renta fija MEC

Marzo 22

ESPECIE	CANTIDAD TRANSADA	VALOR TRANSADO $	PARTIC. MEC %	ACUMULADO MILLONES $	PROMEDIO 2002 RUEDAS 56 MILONES DE $
ACEPTACIONES	882.745.451	883.723.869	0.07	16.083.5	282.2
BONOS PENSIONALES	3.285.432.000	2.511.854.575	0.20	157.058.9	2.755.4
BONOS PUBLICOS	140.979.664.452	144.249.270.927	11.31	4.024.869.5	70.611.7
BONOS PRIVADOS	102.618.871.427	116.804.213.809	9.37	1.435.506.7	25.184.3
CEDULAS BCH	509.676.000	515.485.939	0.04	53.606.3	940.5
CERT DE DEPOSITO A TERMINO	124.363.884.619	124.783.376.165	10.01	3.396.114.0	59.580.9
CERT. REEMBOLSO TRIBUTARIO	23.467.116	23.299.500	0.00	5.602.3	98.3
RECOMPRA	26.255.788.620	26.360.766.971	2.11	849.066.4	14.895.9
TIT. CONT. CREDITICIO					
TIT. DE DESARROLLO AGROP.				18.895.0	331.5
TITULOS DE AHORRO FEN	340.000.000	334.226.800	0.03	62.068.9	1.088.9
TITULARIZACION (UN)	78.480.632	3.760.192.321	0.30	262.501.9	4.605.3
TITULOS TES	428.547.100.000	463.812.945.458	37.20	27.273.009.4	478.473.8
TITULOS DE PARTICIPACION				136.2	2.4
T. DEVOLUCION DE IMPUESTOS	2.839.792.000	2.823.231.551	0.23	88.296.6	1.549.1
CERT. AHORRO DE VALOR CON (UVR)	107.399.678	13.194.051.524	1.06	38.391.1	673.5
TITULOS TES EN DOLARES	39.450.300	99.054.750.055	7.95	4.843.401.7	84.972.0
TITUTLOS TES EN UVR	1.881.363.000	240.244.483.979	19.27	9.570.052.9	167.895.7
TIT. DE REDUCCION DE DEUDA (UVR)	957.800	101.693.688	0.01	13.765.9	241.5
TOTAL RUEDA RENTA FIJA		1.239.437.567.132		52.152.627.1	

Tasas para el día 26 de marzo de 2002

(%Efectivo anual)

PLAZOS	0/180	181/360	361/720	721/1080	1081/1800	1801/2520	>2520
IRTESV HOY					5.890	6.520	7.610
IRTESV MOVIL 5	5.365		5.472	5.593	5.829	6.545	7.781
IRTUVR HOY				5.730	6.590	6.860	7.820
IRTUVR MOVIL 5				5.778	6.522	6.787	7.774

PLAZOS	0/180	181/360	361/720	721/1080	1081/1800	>1800
IRTES HOY	10.690	11.580		12.950	14.630	
IRTES MOVIL 5	10.493	11.458	11.845	12.961	14.730	
IRTUS HOY					6.720	
IRTUS MOVIL 5	4.326	4.309	5.178	5.608	6.833	

Corredores diarios de tasas y precios MEC

Marzo 22

Especie		Plazo unico	0-60	61-120	121-181	182-365	366-730	731-1095	1096-2555	>2555
ACEPTACIONES (%)	I		11.599	11.674						
	S		12.085	12.128						
OTROS DEUDA PUBLICA (%)	I							11.912	11.138	14.569
	S							16.112	15.890	15.440
BONOS FINANCIEROS Y CDTS GRUPO 1 (AAA, AA+, 1+) (%)	I		9.737	9.982	11.274	11.163	11.364	12.819	12.385	13.173
	S		10.888	12.053	11.726	11.756	13.307	13.467	14.504	14.927
BONOS FINANCIEROS Y CDTS GRUPO 2 (AA, AA-, A+ Y A) (%)	I		10.354	10.260	8.999	9.982	11.699	10.345		
	S		14.149	13.125	14.592	14.073	13.801	15.900		
BONOS DE CESANTIAS ($)	I	116.574								
	S	139.047								
BONOS FOGAFIN POR TASA (%)	I	12.419								
	S	12.879								
BONOS DE PAZ (%)	I								15.933	
	S								16.309	
BONOS PENSIONALES ($)	I							102.013	78.854	54.650
	S							135.101	108.166	105.294
BONOS DE SEGURIDAD (%)	I					13.392				
	S					19.530				
CERT. ($)	I					97.135	98.174			
	S					100.987	100.549			
OTROS PAPELES, REFERENCIA IPC (%)	I								13.136	12.934
	S								16.720	17.856
18.834OTROS TITULOS POR PRECIO ($)	I						95.396		99.218	71.460
	S						106.244		105.249	121.621
OTROS TITULOS POR TASA (%)	I			11.403				12.333	9.836	
	S			14.924				14.374	21.517	
OTROS PAPELES EN UVR (%)	I									1.080
	S									1.232
TES IPC (%)	I								12.444	14.542
	S								14.511	14.920
TES TASA FIJA (%)	I				10.459	11.271	12.030	12.610	14.295	
	S				10.854	11.697	12.507	13.170	14.905	
TES TRM (%)	I					1.447	4.500		6.450	
	S					8.277	5.659		6.715	
TES EN UVR (%)	I							5.745	6.575	7.450
	S							5.953	6.831	7.761
TIDIS ($)	I					98.956				
	S					99.750				

LIMITES INFERIOR (I) Y SUPERIOR (S)

REGISTRO INVERLACE

TIPO ESPECIE	DIARIO NUM. OPERAC.	DIARIO VOLUMEN MILL $	DIARIO VOLUMEN MILES US$	DIARIO PART. %	ACUMULADO NUM. OPERAC.	ACUMULADO VOLUMEN MILL $	ACUMULADO VOLUMEN MILES US$	ACUMULADO PART. %	ACUMULADO PROMEDIO DIARIO
TOTAL CDT	147	63,989	28,065	3.7	4,860	4,746,324	2,081,721	4.14	83,268
CDT BANCOS	58	23,488	10,302	1.36	2,687	3,206,711	1,406,452	67.56	56,258
CDT C.F.C	27	13,060	5,728	0.75	1,043	330,435	144,927	6.96	5,797
CDT C.A.V	1	460	202	0.02	227	340,334	149,269	7.17	5,970
CDT CORP. FINANC.	61	26,979	11,833	1.56	899	864,886	379,336	18.22	15,173
OTROS CDTS	0	0	0	0	4	3,956	1,735	100	69
TOTAL BONOS ORDINARIOS	19	86,707	38,029	5.02	501	532,396	233,507	0.46	9,340
BORD FINANCIEROS	10	18,476	8,103	1.07	416	362,649	159,056	68.11	6,362
BORD SECTOR REAL	9	68,230	29,925	3.95	85	169,746	74,450	31.88	2,978
TOTAL BONOS PUBLICOS	105	107,888	47,319	6.25	3,116	2,102,520	922,158	1.83	36,886
BONOS PUBLICOS	39	25,978	11,394	1.5	1,020	1,570,329	688,740	74.68	27,549
BONOS DEUDA P.INT	66	81,909	35,925	4.74	2,096	532,191	233,417	25.31	9,336
TOTAL TITULOS TES	311	807,601	354,211	46.8	21,466	58,519,811	25,666,583	51.1	1,026,663
TES TASA FIJA	231	[illegible]	258,371	[illegible]	15,300	[illegible]	[illegible]	72.02	[illegible]
TES IPC	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

DIARIO

Marzo 22

SECTOR EMISOR	NUM. OPERAC.	VOLUMEN MILL $	PART. %
TOTAL PRIVADO	145	93,356	40,946
BANCARIO	74	23,118	10,139
CIAS.FINANCOMERCIAL	25	19,024	8,344
CORP.AHORRO Y VIV.	9	20,061	8,798
CORP.FINANCIERAS	20	11,366	4,985
OTROS SECTOR PRIVADO	17	19,786	8,678
TOTAL PUBLICO	573	1,226,688	538,021
FINANCIERO	45	18,138	7,955
GOBIERNO NACIONAL	494	1,053,445	462,037
BANCO DE LA REPUBLIC	6	14	6
OTRAS SECTOR PUBLICO	28	155,089	68,021
TOTAL MIXTO	5	15,189	6,662
FINANCIERO	5	15,189	6,662
TOTAL INTER/REPOS	88	390,240	171,157
TOTAL	811	1,725,474	756,787

TES DOLARES	10	14,502	6,360	0,84	1,317	3,038,158	1,332,525	5,19	53,301
TES UVR	52	172,650	75,723	10	3,070	9,272,283	4,066,790	15,84	162,671
TES LEY VIVIENDA	0	0	0	0	2	62,012	27,198	100	1,087
TOTAL REPOS	43	131,640	57,736	7,62	3,212	21,209,327	9,302,338	18,52	372,093
TOTAL INTERBANCARIOS	45	258,600	113,421	14,98	3,045	19,794,515	8,681,805	17,28	347,272
TOTAL OTROS	141	269,047	118,003	15,59	4,782	7,601,205	3,333,862	6,63	133,354
ACEPTACIONES	16	629	276	0,03	518	17,236	7,559	0,22	302
BONOS DEUDA PUBLICA	97	239,302	104,957	13,86	2,541	6,453,940	2,830,675	84,9	113,227
BONOS GARANTIA GENER	1	450	197	0,02	25	29,375	12,884	0,38	515
BONOS PENSIONALES	0	0	0	0	174	45,186	19,818	100	792
CEDULAS DEL 18%	0	0	0	0	16	10,347	4,538	100	181
CERT AHORRO VALOR	4	13,189	5,784	0,76	11	27,736	12,165	0,36	486
CERT DEPOSITO AHORR	5	11,918	5,227	0,69	181	469,858	206,078	6,18	8,243
CERT REEMBOLSO TRIB	6	14	6	0	292	3,639	1,596	0,04	63
TITULOS ORDEN NAL	0	0	0	0	131	250,998	110,086	100	4,403
TIT.CONTENIDO CREDI	0	0	0	0	43	56,558	24,806	100	992
TITULOS TIDIS	6	944	414	0,05	306	103,612	45,444	1,36	1,817
TITAZ INMOBILIARIA	5	1,833	804	0,1	163	65,345	28,660	0,85	1,146
TIT.REDUCCION DEUDA	0	0	0	0	373	62,770	27,530	100	1,101
TITULARIZACION CARTE	1	764	335	0,04	10	4,599	2,017	0,08	80
TOTAL	811	1,725,474	756,787	100	40,982	114,506,101	50,221,974	100	2,008,878

ACUMULADO

SECTOR EMISOR	NUM. OPERAC.	VOLUMEN MILL $	PART. %	PROMEDIO DIARIO
TOTAL PRIVADO	5.41	5,202	4,934,855	2,164,410
BANCARIO	1,33	2,963	3,006,456	1,318,621
CIAS.FINANCOMERCIAL	1.1	869	238,197	104,472
CORP.AHORRO Y VIV.	1.16	407	813,659	356,868
CORP.FINANCIERAS	0.65	615	664,814	291,585
OTROS SECTOR PRIVADO	1.14	328	211,727	92,862
TOTAL PUBLICO	71.09	28,997	67,914,068	29,786,871
FINANCIERO	1.05	699	402,651	176,601
GOBIERNO NACIONAL	61,05	28,880	65,373,524	28,672,598
BANCO DE LA REPUBLIC	0	292	3,639	1,596
OTRAS SECTOR PUBLICO	8.98	1,126	2,134,253	936,076
TOTAL MIXTO	0.88	526	653,334	286,550
FINANCIERO	0.88	456	521,788	228,854
OTRAS SECTOR MIXTO	0	70	131,545	57,695
TOTAL INTER/REPOS	22.61	6,257	41,003,843	17,984,141
TOTAL	100	40,982	114,506,101	50,221,974

Volumen diario

	DIARIO				ACUMULADO				
TIPO OPERACION	NUM. OPERAC.	VOLUMEN MILL $	VOLUMEN MILES US$	PART. %	NUM. OPERAC.	VOLUMEN MILL $	VOLUMEN MILES US$	PART. %	PROMEDIO DIARIO
NORMALES	616	1,107,568	485,775	64.18	28,729	61,487,004	26,967,984	53.69	1,078,719
INTERBANCARIOS	45	258,600	113,421	14.98	3,045	19,794,515	8,681,805	17.28	347,272
REPOS	43	131,640	57,736	7.62	3,211	21,202,304	9,299,256	18.51	371,970
CARRUSEL	2	1,927	845	0.11	50	96,188	42,187	0.08	1,687
FORWARD	9	2,137	937	0.12	406	211,645	92,827	0.18	3,713
SWAP	4	9,852	4,321	0.57	358	636,009	278,951	0.55	11,158
OPCIONES	0	0	0	0	3	2,748	1,205	100	48
SIMULTANEAS	92	213,747	93,748	12.38	5,179	11,074,375	4,857,182	9.67	194,287
OTRAS	0	0	0	0	1	1,309	574	100	22
TOTAL	811	1,725,474	756,787	100	40,982	114,506,101	50,221,974	100	2,008,878

Forwards y NDF sobre divisa (Cop/USD)

Marzo 26

NUMERO DE DIAS	PUNTOS FORWARD*		DEVALUACION EQUIVALENTE**		TASA EFECT. EQUIVALENTE***	
	COMPRA($)	VENTA($)	COMPRA(%)	VENTA(%)	CAPTACION(%)	COLOCACION(%)
1M	12.00	14.000	5.684	6.655	7.913	8.902
2M	23.00	29.000	6.149	7.799	8.375	10.053
3M	37.00	45.000	6.662	8.140	8.863	10.384
6M	79.00	91.000	7.061	8.149	9.244	10.343
9M	125.00	142.000	7.415	8.428	9.558	10.575
1Y	172.00	192.000	7.619	8.499	9.719	10.599

* Pesos aproximados, por encima del precio spot del COP/USD en cada momento del día.
** Tasa efectiva de devaluación equivalente a los puntos forward.
*** Tasa de interés efectiva de colocación y captación, equivalente asociada a los puntos forward.

FUENTE: CIMD de Colombia

Divisas en Bolsa de Valores de Colombia, BVC.

RESUMEN DE OPERACIONES DE REGISTRO (Marzo 26/02)

DIVISA	MERCADO	MONTO EN DOLARES	MONTO EN PESOS	PRECIO CIERRE	PRECIO MAYOR	PRECIO MEDIO	PRECIO MENOR
DOLAR	C	38	85.981	2.255	2.286	2.260.10	2.155
DOLAR	L	242	539	1.754	2.310	2.223	1.754

Operaciones a Plazo de Cumplimiento Financiero, OPCF - BVC

(Marzo 21/02)

INSTRUMENTO	VENCIMIENTO	VOLUMEN CONTRATOS	MONTO (MILLONES $)	PRECIOS MEDIO	PRECIOS MAYOR	PRECIOS MENOR	PRECIOS CIERRE	VARIACIÓN. DIARIA (%)
TRM	ABRIL	72	4.124	2.291.00	2.291.00	2.2900.00	2.2900.00	-0.22
TOTAL			4.124					

Bases para el cálculo de las tasas de redescuento de líneas IFI

LINEAS DE CREDITO PARA REDESCUENTO Para activos fijos, capital de trabajo y capitalización empresarial	TASA DE INTERES	TASA DE REDESCUENTO* Desde	TASA DE REDESCUENTO* Hasta	PLAZO
Gran Empresa y Propyme (en dólares). Tasa Variable	Libremente pactada	Según mercado		
Gran Empresa (en pesos)	Libremente pactada	DTF+2.80	DTF+4.15	Hasta 7 años
Propyme-pequeña y mediana (en pesos)	Libremente pactada	DTF+2.30	DTF+4.10	Hasta 10 años
Finurbano-microempresas en pesos)	Libremente pactada	DTF+1.80	DTF+2.55	Hasta 5 años

* Tanto el DTF como los puntos adicionales son tasas nominales pagaderas T.A.

Tasas efectivas de redescuento de líneas IFI

LINEAS DE CREDITO PARA REDESCUENTO Para activos fijos, capital de trabajo y capitalización empresarial	TASA DE INTERES	TASA DE REDESCUENTO* Desde	TASA DE REDESCUENTO* Hasta	PLAZO
Gran Empresa y Propyme (en dólares). Tasa Variable	Libremente pactada	Según mercado		
Gran Empresa (en pesos)	Libremente pactada	13.79	15.39	Hasta 7 años
Propyme-pequeña y mediana (en pesos)	Libremente pactada	13.20	15.33	Hasta 10 años
Finurbano-microempresas en pesos)	Libremente pactada	12.62	13.49	Hasta 5 años

* Tasas efectivas con base en el DTF de la semana del 25 al 31 marzo de 2002 que es de (9.90% T.A.) (10.55% E.A.)

DEFINICIONES:

Tipo de Empresa	Número de empleados	Activos totales a Diciembre de 2000	Monto máximo de crédito por beneficiario
Microempresa:	Hasta 10	Menores a $143 millones	hasta $50 millones
Pequeña:	De 11 a 50	De $143 millones hasta $1.430 millones	hasta $400 millones
Mediana:	De 51 a 200	De $1.430 millones hasta $4.300 millones	hasta $1.200 millones
Gran Empresa:	Más de 200	Superiores a $4.300 millones	hasta el 10% del patrimonio técnico de la entidad que redescuente

Indicadores económicos

CAMBIO PORCENTUAL ANUAL

(El último dato corresponde al 8 de marzo de 2002, si no se indica otra cosa)[1]

			DATO ULTIMA FECHA[1]	A LA ULTIMA FECHA	UN MES ATRAS	3 MESES ATRAS	UN AÑO ATRAS
1	MEDIOS DE PAGO (M1)		15.558	16.9	15.0	6.9	18.4
2	BASE MONETARIA (B)		10.504	13.7	11.1	13.5	22.6
3	EFECTIVO		7.481	17.9	14.1	16.3	30.6
4	CUENTAS CORRIENTES		8.077	16.1	15.7	-0.6	9.2
5	CUASIDINEROS (2)		43.756	3.6	4.2	11.6	4.4
6	TOTAL AHORRO BANCOS COMERCIALES		9.760	22.8	18.0	23.2	-1.0
7	CDT BANCOS COMERCIALES		10.296	-0.1	2.3	12.6	8.5
8	TOTAL AHORRO BANCOS HIPOTECARIOS		9.542	6.0	4.8	13.6	-2.0
9	CDT BANCOS HIPOTECARIOS		7.917	-9.0	-6.8	-4.0	0.2
10	CORPORACIONES FINANCIERAS		3.405	-7.9	-4.2	12.1	18.7
11	CAPTACIONES CFC*		2.049	4.6	3.5	2.6	-9.6
12	M3**		67.022	7.8	8.1	12.1	6.4
13	CARTERA TOTAL (3)		46.472	-2.6	-2.6	-0.7	-5.9
14	CARTERA MONEDA LEGAL		42.259	-0.9	-0.7	0.5	-4.3
15	CARTERA MONEDA EXTRANJERA		4.213	-16.6	-18.5	-11.1	-13.0
16	TOTAL BANCOS COMERCIALES		23.534	4.4	3.8	7.0	6.1
17	TOTAL BANCOS HIPOTECARIOS		14.817	-8.7	-6.3	-8.0	-19.0
18	CORPORACIONES FINANCIERAS		6.698	-15.3	-14.5	-7.8	2.2
19	CFC		1.180	5.2	4.0	-1.6	-20.0
20	TES		36.946	29.3	30.3	23.3	30.8
21	IPC	FEB		6.70	7.37	7.78	8.06
22	IPC SIN ALIMENTOS	FEB		6.01	6.34	6.83	8.28
23	IPC DE ALIMENTOS	FEB		8.37	9.91	10.15	7.52
24	T. REPRESENTATIVA ($/US$)	MAR-26	2.274.5	-0.93	2.33	4.74	17.44
	VALORES ABSOLUTOS						
25	RESERVAS INTERNACIONALES			10.248	10.215	10.280	9.259
26	SALDO DE OMAs			119	265	469	189
27	SALDO DE TES			36.946	35.479	34.353	26.577
28	UNIDAD DE VALOR REAL (UVR)	MAR 25		123.4	122.1	121.4	115.0
29	DTF EFECTIVA ANUAL	MAR 25-MAR 31		10.55	10.67	11.51	12.96
30	TASA INTERBANCARIA EFECT.	MAR 18-MAR-22		7.66	7.85	8.33	10.52

(1) Salvo indicación contraria, los datos monetarios y financieros están en miles de millones pesos y los de reservas internacionales en millones de dólares. (2) A partir de la semana de mayo 19 se separan los bancos comerciales de los hipotecarios. En este último grupo se incluyen las CAV en proceso de convertirse en bancos. Incluye suma de ítems 6 a 11 más cuentas de ahorro en corporaciones financieras y captaciones de cooperativas (no incluidas en este cuadro). (3) Incluye cartera en moneda legal y extranjera de los ítems 16 a 19 y de los organismos cooperativos de orden superior, estos últimos no incluidos en el cuadro estadístico del Banco de la República "Situación monetaria y cambiaria, resumen semanal", este rubro se asume como CDT en compañías de financiamiento comercial. **A partir de la semana del 24 de noviembre, los bonos del sistema financiero se incluyen dentro del grupo de pasivos sujetos a encaje. El agregado M3+bonos se denominará en adelante M3.

Fuente Anif

FILE No. 823437

Financiera

Miércoles 27 de Marzo de 2002

LA REPÚBLICA

Fracasa acuerdo para reactivar el crédito



JAVIER FERNÁNDEZ RIVA, director Prospectiva Económica

LA REPÚBLICA

Ningún fruto ha dado el acuerdo que suscribieron *industriales y banqueros* a finales del año pasado para desempantanar el crédito bancario y propiciar una mayor recuperación empresarial.

Esa es la apreciación del analista y director de Prospectiva Económica y Financiera, Javier Fernández Riva, al considerar que las cifras sobre caída del crédito bancario son cada vez más preocupantes.

Según él, la vía más directa para corregir el problema del riesgo empresarial es seguir promoviendo la capitalización de las compañías mediante créditos a los accionistas y el uso del Fondo Nacional de Garantías (FNG) para obviar el problema de la insuficiencia de avales por la caída de los precios de la propiedad raíz.

El analista alertó en el sentido de que cada vez es más claro que la colocación masiva de deuda interna del gobierno en el sistema bancario (con papeles que rinden más de 14%) es un obstáculo para la reanimación del crédito.

Dijo que sólo quedan tres alternativas para corregir el actual problema del estancamiento del crédito y que se relaciona con reducción del déficit fiscal, financiamiento del déficit con crédito externo (aunque es una opción peligrosa) o inducción de una caída de las tasas de los Títulos de Tesorería (TES).

La cartera neta de la banca hipotecaria cayó 1,7% durante las primeras diez semanas de este año. *Entre tanto, los* deudores de vivienda hicieron amortizaciones netas al sistema lo que, conjuntamente con los pagos normales de intereses, debe haber reducido bastante su ingreso disponible *para otros gastos.*

ACCIONES BOLSA DE VALORES DE COLOMBIA

SECTOR	PROMEDIO ÚLTIMOS DIAS							PRECIO							UTILIDAD * Resultados a noviembre de 2001.	
FINANCIERO	MARZO 19 $	MARZO 20 $	MARZO 21 $	MARZO 22 $	MARZO 26 $	CANTIDAD No. UNID.	VOLUMEN $	MINIMO	MAXIMO	PROMEDIO	CIERRE	VARIAC. DIARIA	DIVI-DENDO	RPG (VECES)	Sept./2001	Sept./2000
AVAL	144.84	145.00	145.12	145.00	145.00	85.247	12.3	145.00	145.00	145.00	145.00		2.48	-12.94	N.D.	N.D.
BANCOLOMBIA	1.200.25	1.219.31	1.250.54	1.232.00	1.246.21	98.880	123.2	1.243.00	1.250.00	1.243.00	1.250.00		2.95	-4.41	*85.419	70.612.38
BANCOLOMBIA PREF.	1.065.00												N.D.	-3.90	*85.419	70.612.38
BANCO DE BOGOTA	4.710.06	4.748.45	4.799.24	4.831.33	4.927.82	106.802	526.3	4.850.00	4.953.00	4.927.82	4.950.00	2.0%	11.63	8.95	134.833	27.389.70
BANCO DE OCCIDENTE				3.450.00									11.83	7.62	N.D.	20.430.96
CORFINSURA	780.00	737.00	745.31	750.00	749.20	5.000	3.7	749.00	749.00	749.20	749.00		7.73	2.77	23.317	16.472.19
CORFIVALLE PREF.	1.680.90	1.680.80	1.680.00	1.679.23									N.D.	-2.02	6.637	-31.748
INTERBOLSA	2.500.00	2.500.00	2.500.00	2.500.00									N.D.	33.98	2.508.11	1.927.82
SOC. BOLIVAR				3.900.00												
SOCIEDADES INVERSORAS																
COLINVERS	1.000.02	982.72	974.05	973.97	979.40	44.566	43.6	977.00	981.00	979.40	980.00		N.D.	0.10	N.D.	N.D.
SURAMERICANA DE INVERSIONES	1.035.06	1.041.22	1.059.00	1.059.83	1.032.53	106.859	112.4	1.030.00	1.068.00	1.032.53	1.030.00	-2.9%	11.55	40.19	-7.589.85	17.477.02
VALBAVARIA	201.11	210.35	214.59	214.87	214.37	42.613	9.1	0.00	0.00	214.37	0.00		N.D.	-0.42	-219.390.80	-81.316.60
VALSIMESA			990.00	990.00									12.39	6.42	1.664.12	N.D.
INDUSTRIAL																
BAVARIA	8.085.23	8.001.97	8.007.75	8.069.94	8.090.00	113	0.9	0.00	0.00	8.090.00	0.00		4.76	7.71	120.684.18	288.494.66
CARTON DE COLOMBIA			2.386.00										2.01	4.87	36.792.64	38.084.85
CARULLA	10.900.00	10.910.00		10.900.00	11.000.00	468	5.1	0.001	0.00	11.000.00	0.00		3.71	30.30	601.29	2.279.30
CEMENTOS ARGOS	6.593.64	6.464.20	6.500.00	6.500.00	6.505.74	52.398	340.8	6.500.00	6.600.00	6.505.74	6.600.00	1.5%	4.97	8.62	90.312.31	80.471.65
CEMENTOS CARIBE		5.350.00	5.341.50										5.61	5.83	88.593.17	59.279.54
CEMENTOS PAZ DEL RIO		1.670.00	1.693.41										5.99	10.82	14.733.74	14.535.03
CIA. NAL DE CHOCOLATES	5.900.00	5.900.00	5.878.55	5.919.37	5.910.24	4.226	24.9	0.00	0.00	5.910.24	0.00		9.97	10.23	40.554.59	33.444.05
COLTABACO	2.261.45	2.249.94	2.223.85	2.233.59	2.238.02	14.170	31.7	2.215.00	2.250.00	2.238.02	2.215.00	1.3%	11.73	6.08	16.839.44	10.501.01
EXITO	3.400.19	3.304.55		3.308.33	3.350.00	393.825	1.319.3	3.350.00	3.350.00	3.350.00	3.350.00	1.3%	7.98	0.39	28.527.08	57.785.50
NOEL			5.555.27		5.561.46	27.063	150.6	5.560.00	5.562.00	5.561.46	5.562.00	1.1%	6.05	8.35	29.844.20	18.591.84
PAVCO		91.10											2.34	3.43	N.D.	N.D.
TEJICONDOR			78.00										N.D.	1.62	6.738.00	-49.386.22
VARIOS																
MINEROS DE ANTIOQUIA		170.00	180.00										13.33	5.83	4.201.80	N.D.
N. HURTADO Y CIA	*430.00*												12.08	-6.99	N.D.	N.D.
SERVICIOS PUBLICOS																
GENERAR S.A E.S.P.			268.00										N.D.	-0.87	N.D.	N.D.
ISA PV.	970.12	1.004.25	1.037.13	1.045.08	1.032.99	3.907	4.0	0.00	0.00	1.032.99	0.00		12.47	6.84	140.257.00	31.902.00
PROMIGAS			5.750.00										8.71	9.10	51.049.98	N.D.

RPG Relación precio ganancia: Es el No. de veces que la acción se ha valorizado con relación al último precio registrado. PM/VL. Indica la sobrevaloración o subvaluación de una acción en el mercado con relación a su valor en libros. Dividend Yield. Indica cuánto tendría que ser la valorización de la acción para que su rentabilidad sea similar a la que ofrecen los instrumentos de Renta Fija.

Consulte la información completa de la rueda en www.bvc.com.co

CORPORACION FINANCIERA DEL VALLE S.A.

ESTABLECIMIENTOS DE CREDITO

BALANCE GENERAL COMPARATIVO A 31 DE DICIEMBRE DE 2001

Publicación autorizada por la Superintendencia Bancaria

(MILLONES DE PESOS)

ACTIVO	a: 31/12/2001		a: 31/12/2000	
DISPONIBLE		32,304.2		28,112.4
FONDOS INTERBANCARIOS VENDIDOS Y PACTOS DE REVENTA		21,223.1		62,438.0
INVERSIONES		883,889.5		506,027.1
Inversiones Negociables - Renta Fija	246,709.3		151,952.3	
Inversiones Negociables - Renta Variable	105,028.8		94,265.2	
Inversiones No Negociables - Renta Fija	0.0		0.0	
Inversiones No Negociables - Renta Variable	378,708.6		248,652.6	
Inversiones de Cobertura	0.0		0.0	
Inversiones Hasta el Vencimiento - Renta Fija	0.0		0.0	
Inversiones Permanentes - Renta Variable	143,358.1		7,652.8	
Derechos de Recompra de Inversiones	73,440.5		16,216.8	
Menos : Provisión	(63,355.8)		(12,712.6)	
CARTERA DE CREDITOS		861,659.1		880.354.8
Garantía Admisible Cartera Comercial y de Consumo	553,719.2		547,001.8	
Vigente	528,390.3		533,529.7	
Vencida Hasta 12 Meses	17,810.2		8,528.7	
Vencida Más de 12 Meses y Menor o Igual a 24 Meses	3,396.1		2,252.7	
Vencida Más de 24 Meses	4,122.6		2,690.7	
Otras Garantías Cartera Comercial y de Consumo	365,189.7		398,961.3	
Vigente	364,792.4		393,299.8	
Vencida Hasta 12 Meses	397.3		378.4	
Vencida Más de 12 Meses	0.0		5,283.1	
Cartera Hipotecaria para Vivienda	274.1		317.9	
Vigente	192.6		251.8	
Vencida Hasta 18 Meses	53.8		66.1	
Vencida Más de 18 Meses y Menor o Igual a 30 Meses	17.1		0.0	
Vencida Más de30 Meses	10.8		0.0	
Derechos de Recompra de Cartera Negociada	0.0		0.0	
Menos: Provisión	(57,523.9)		(65,926.2)	
ACEPTACIONES Y DERIVADOS		4,408.2		(874.0)
Deudores por Aceptaciones Bancarias	877.4		1,275.1	
Derivados				
Derechos	2,345,259.7		639,641.5	
Obligaciones	(2,341,728.9)		(641,790.6)	
CUENTAS POR COBRAR		32,460.3		143,670.3
Intereses	27,488.9		25,583.5	
Comisiones y Honorarios	672.5		2,955.5	
Cánones de Bienes dados en Leasing	0.0		0.0	
Otras	11,041.1		129,753.5	
Menos: Provisión	(6,742.2)		(14,722.2)	
BIENES REALIZABLES Y RECIBIDOS EN PAGO		47,122.3		47,840.8
Bienes Realizables	9,369.9		4,341.6	
Bienes Recibidos en Pago	62,196.1		66,611.8	
Menos: Provisión	(24,443.7)		(23,112.6)	
PROPIEDADES Y EQUIPO		8,540.4		11,545.6
Terrenos, Edificios y Construc. en Curso	10,219.7		13,358.9	
Equipo, Muebles y Enseres de Oficina	5,152.0		5,331.3	
Equipo de Computación	4,520.0		8,291.2	
Otras	212.0		186.8	
Menos:Deprec. y Amortización Acumulada Costo	(11,544.6)		(15,603.9)	
	0.0		0.0	
Más: Depreciación Diferida	0.0		0.0	
Menos:Provisión	(18.7)		(18.7)	
BIENES DADOS EN LEASING		0.0		0.0
Maquinaria y Equipo	0.0		0.0	
Vehículos	0.0		0.0	
Equipos de Computación	0.0		0.0	
Programas para Computación	0.0		0.0	
Menos:Provisión	0.0		0.0	
OTROS ACTIVOS		77,679.0		84,451.1
Aportes Permanentes	4.9		4.9	
Gastos Anticipados y Cargos Diferidos	4,465.6		4,806.1	
Bienes por Colocar en Contratos Leasing	0.0		0.0	
Otros	75,827.5		114,119.5	
Menos: Provisión	(2,619.0)		(34,479.4)	
VALORIZACIONES		116,221.8		108,981.8
Inversiones No Negociables Renta Variable	107,846.8		101,359.7	
Propiedades y Equipo	8,375.0		7,622.1	
Otras	0.0		0.0	
DESVALORIZACIONES		(1,629.6)		(1,502.8)
Inversiones	(1,529.6)		(1,502.8)	
TOTAL ACTIVO ANTES DE CAPITAL GARANTIA		2,083,978.3		1,870,945.1
CAPITAL GARANTIA		0.0		0.0
TOTAL ACTIVO Y CAPITAL GARANTIA		2,083,978.3		1,870,945.1

PASIVO Y PATRIMONIO	a: 31/12/2001		a: 31/12/2000	
DEPOSITOS Y EXIGIBILIDADES		715,933.1		538,030.1
Depósitos en Cuenta Corriente Bancaria	0.0		0.0	
Certificados de Depósito a Término	707,991.6		525,700.7	
Depósitos de Ahorro	421.0		12,166.2	
Cuentas de Ahorro de Valor Constante	0.0		0.0	
Certificados de Ahorro de Valor Constante	0.0		0.0	
Otros	7,520.5		163.2	
FONDOS INTERBANCARIOS COMPRADOS Y PACTOS DE RECOMPRA		125,392.2		17,285.1
ACEPTACIONES (BANCARIAS) EN CIRCULACION		877.4		1,275.1
CREDITOS DE BANCOS Y OTRAS OBLIG. FINANCIERAS		774,421.5		760,128.2
Banco de la República	21.0		3,966.2	
Otras Entidades del País	556,629.1		497,934.0	
Entidades del Exterior	217,771.4		258,228.0	
CUENTAS POR PAGAR		32,210.7		93,232.6
Intereses	21,624.0		23,802.8	
Comisiones y Honorarios	166.1		6.8	
Otras	10,420.6		69,423.0	
TITULOS DE INVERSION EN CIRCULACION		9,994.0		40,442.4
OTROS PASIVOS		27,356.4		9,603.6
Obligaciones Laborales Consolidadas	1,008.9		1,121.6	
Ingresos Anticipados	7,745.3		4,034.9	
Pensiones de Jubilación	4,517.1		4,365.7	
Otros	14,085.1		81.4	
CUENTAS PASIVA DE REPORTE SECCIONES ESPECIALES		0.0		0.0
Sección Seguros	0.0		0.0	
Areas Comerciales	0.0		0.0	
PASIVOS ESTIMADOS Y PROVISIONES		6,155.0		4,567.0
Obligaciones Laborales	0.0		265.2	
Impuestos	2,622.0		2,295.5	
Otros	3,533.0		2,006.3	
TOTAL PASIVO EXTERNO		1,692,340.3		1,464,564.1
BONOS OBLIGATORIAMENTE CONVERTIBLES EN ACCIONES		0.0		0.0
TOTAL PASIVO		1,692,340.3		1,464,564.1
PATRIMONIO		391,638.0		406,381.0
CAPITAL SOCIAL		660.2		660.2
Dividido en 66.024.347 Acciones de Valor Nominal de $10 c/u				
RESERVAS		217,205.1		248,952.9
Reserva Legal	129,756.0		161,503.8	
Reservas Estatutarias y Ocasionales	87,449.1		87,449.1	
FONDOS DE DESTINACION ESPECIFICA		0.0		0.0
SUPERAVIT		195,729.0		188,515.8
Valorizaciones	116,221.8		108,981.8	
Desvalorización	(1,529.6)		(1,502.8)	
Revalorización del Patrimonio	81,036.8		81,036.8	
Otros	0.0		0.0	
UTILIDAD (PERDIDA) DE EJERCICIOS ANTERIORES		0.0		0.0
UTILIDAD (PERDIDA) DEL EJERCICIO		(21,958.3)		(31,747.9)
TOTAL PASIVO Y PATRIMONIO ANTES DE CAPITAL GARANTIA		2,083,978.3		1,870,945.1
CAPITAL GARANTIA				
CAPITAL GARANTIA		0.0		0.0
TOTAL PASIVO, PATRIMONIO Y CAPITAL GARANTIA		2,083,978.3		1,870,945.1

CUENTAS CONTINGENTES Y DE ORDEN

	a: 31/12/2001		a: 31/12/2000	
CUENTAS CONTINGENTES ACREEDORAS POR CONTRA		198,978.2		269,832.5
CUENTAS CONTINGENTES DEUDORAS		405,848.3		315,036.0
Cánones y Sanciones en Contratos Leasing	0.0		0.0	
Cánones por Recibir	0.0		0.0	
Opciones de Compra por Recibir	128,712.3		160,157.3	
Otras	277,136.0		154,878.7	
CUENTAS DE ORDEN DEUDORAS		3,546,394.9		3,139,603.3
CUENTAS DE ORDEN ACREEDORAS POR CONTRA		3,490,857.7		3,552,525.6
TOTAL CUENTAS CONTINGENTES Y DE ORDEN		7,642,079.1		7,276,997.4

	a: 31/12/2001		a: 31/12/2000	
CUENTAS CONTINGENTES ACREEDORAS		198,978.2		269,832.5
Avales y Garantías	40,673.0		93,002.2	
Cartas de Crédito	11,895.7		2,748.3	
Créditos Aprobados No Desembolsados	4,105.3		5,316.1	
Aperturas de Créditos	0.0		0.0	
Underwriting en Firme	0.0		0.0	
Otras contingencias	142,304.2		168,765.9	
CUENTAS CONTINGENTES DEUDORAS POR CONTRA		405,848.3		315,036.0
CUENTAS DE ORDEN DEUDORAS POR CONTRA		3,546,394.9		3,139,603.3
CUENTAS DE ORDEN ACREEDORAS		3,490,857.7		3,552,525.6
TOTAL CUENTAS CONTINGENTES Y DE ORDEN		7,642,079.1		7,276,997.4
UTILIDAD (PERDIDA) POR ACCION (En Pesos)		(332.5)		(481.5)

ESTADO DE RESULTADOS COMPARATIVO

	PERIODOS COMPRENDIDOS Del 01/01 al 31/12 de 2001		Del 01/01 al 31/12 de 2000	
INGRESOS OPERACIONALES DIRECTOS		388,552.6		339,991.0
Intereses y Descuento Amort. Cartera de Créditos y Otros Intereses	123,888.1		144,624.3	
Valoración Inversiones Negociables Renta Fija	27,066.3		25,491.7	
Valoración Inversiones Negociables Renta Variable	18,174.5		17,069.5	
Rendimiento Inversiones No Negociables Renta Fija	0.0		0.0	
Rendimiento Inversiones Hasta el Vencimiento Renta Fija	0.0		0.0	
Comisiones y Honorarios	9,896.7		11,738.2	
Derivados	74,616.2		48,010.4	
Cambios	114,799.7		76,802.9	
Utilidad en Venta de Inversiones	20,111.1		16,254.0	
GASTOS OPERACIONALES DIRECTOS		362,826.3		295,016.5
Intereses, Prima Amortizada y Amortización de Descuento	172,030.6		157,906.5	
Valoración Inversiones Negociables Renta Fija	3,207.9		14,000.0	
Valoración Inversiones Negociables Renta Variable	202.9		1,025.9	
Comisiones	5,623.2		2,525.0	
Derivados	62,464.8		49,047.9	
Cambios	111,286.9		67,085.3	
Pérdida en Venta de Inversiones	8,010.1		3,425.9	
RESULTADO OPERACIONAL DIRECTO		25,726.3		44,974.5
OTROS INGRESOS Y GASTOS OPERACIONALES - NETO		17,988.2		(16,712.1)
INGRESOS OPERACIONALES		57,135.6		20,582.5
Dividendos y Participaciones	26,125.0		9,588.9	
Otros	31,010.6		10,993.6	
GASTOS OPERACIONALES		39,147.4		37,294.6
Gastos de Personal	16,566.3		16,493.0	
Otros	22,581.1		20,801.6	
RESULTADO OPERACIONAL ANTES DE PROVISIONES DEPRECIACIONES Y AMORTIZACIONES		43,714.5		28,262.4
PROVISIONES		97,775.9		73,918.3
Inversiones	54,695.2		12,363.3	
Cartera de Créditos	29,716.8		36,126.8	
Otras	13,363.9		25,428.2	
DEPRECIACIONES - BIENES DE USO PROPIO		1,038.1		1,266.5
AMORTIZACIONES		495.4		225.5
RESULTADO OPERACIONAL NETO		(55,594.9)		(47,147.9)
INGRESOS NO OPERACIONALES		40,800.8		12,935.2
Ingresos No Operacionales	40,800.8		12,935.2	
GASTOS NO OPERACIONALES		1,620.9		1,338.6
Gastos No Operacionales	1,620.9		1,338.6	
RESULTADO NETO NO OPERACIONAL		39,179.9		11,596.6
UTILIDAD (PERDIDA) POR EXPOSICION A LA INFLACION		0.0		8,921.3
UTILIDAD (PERDIDA) ANTES DE IMPUESTO A LA RENTA		(16,415.0)		(26,630.0)
IMPUESTO A LA RENTA Y COMPLEMENTARIOS		5,541.3		5,117.9
UTILIDAD (PERDIDA) DEL EJERCICIO		(21,956.3)		(31,747.9)

ALEJANDRO ZACCOUR URDINOLA
Presidente

LUIS ALFONSO CANCINO LORZA
Contador
T.P. No. 59.432-T

OSCAR DARIO MORALES RIVERA
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Santafé de Bogotá
Carrera 7 No. 71-21 Torre A
PBX: 376 5666 Fax: 317 3585

Medellín
Calle 16 Sur No. 43A-49
PBX: (4)313 0655 Fax: (4)313 4489

Barranquilla
Carrera 52 No. 74-56 L-105
Teléfonos: 356 1016 Fax: 336 2296

FILE No. 823437

ECONÓMICAS

JUL 22 ...

CIFRA DEL DÍA

$9 billones se requieren en los próximos 10 años para ampliar la cobertura de acueducto.

DÓLAR

Tasa representativa del mercado	▲ $ 2.336,11
Casa de cambio (c)	▶ $ 2.120,00
Casa de cambio (v)	▶ $ 2.160,00

CAFÉ COLOMBIANO — Dólares por libra OIC

Hoy	0,65
Ayer	0,65

PETRÓLEO — Dólares por barril

Hoy	24,75
Ayer	24,79

BOLSA DE COLOMBIA — IGBC (Índice General)

Hoy	1.211,80
Ayer	1.199,85

INTERÉS — Efectivo anual

DTF	8,69%
DTF Trimestre anticipado	8,25%
TBS Efectivo anual Bancos a 90 días	8,31%

UVR

HOY	$ 126,3045
MAÑANA	$ 126,3418

MONEDAS — Pesos por

Euro	$ 2.204,57
Bolívar	$ 2,00
Peso mexicano	$ 243,26

Menos inversión extranjera

Suramericana de Valores (Suvalor) expresó inquietud por el bajo saldo de los fondos de inversión extranjera, que en abril apenas llegó a 290 millones de dólares. Opinó que se debe trabajar en tres frentes: adelantar las reformas estructurales para darle viabilidad fiscal y económica al Estado y reducir el riesgo país; democratizar la propiedad de las empresas y ahondar en las prácticas de buen gobierno corporativo.

Buscar más mercados


Destino exportaciones
A abril 2002
Estados Unidos 40,2%
Comunidad Andina 20,7%
Otros 17,7%
Unión Europea 14,3%
Aladi sin CAN 5,5%
Japón 1,6%
Fuente: Dane.

El grueso de las exportaciones colombianas siempre ha tenido como destino Estados Unidos, pero hay otros mercados que, por su cercanía geográfica y cultural, bien podrían aumentar las compras de productos colombianos, entre los cuales se encuentran los países centroamericanos y del Caribe, Bolivia, que por hacer parte de la Comunidad Andina no aplica aranceles, y un poco más abajo, Paraguay y Uruguay.

Colgate se queda con IBM

ENERGÍA/ BANCO MUNDIAL CONSULTÓ 65 FIRMAS DEL SECTOR

Inversionistas, espantados

Después de Argentina, Colombia ocupa el segundo lugar en la escala de insatisfacción de los empresarios del sector energético, según reciente estudio.

SERGIO GÓMEZ MASERI
Corresponsal de EL TIEMPO

WASHINGTON

Las principales empresas de energía del mundo consideran a Colombia, no solo como uno de los países "más riesgosos" a la hora de invertir, dentro de los mercados emergentes, sino también como uno de los que menos garantías otorga.

A esa preocupante conclusión llegó una encuesta realizada recientemente por el Banco Mundial, la cual fue dada a conocer la semana pasada en Washington, durante una conferencia sobre el tema energético.

El estudio, para el cual se consultaron un total de 65 firmas espacializadas en este sector, comenzaba por medir el grado de "satisfacción o insatisfacción" que tuvieron estas compañías a través de sus



Para la mayoría de las entrevistadas, el elemento más importante para tomar la decisión fue la "protección legal" brindada por el país.

Dicha protección incluye la exigibilidad de los contratos (tales como el arbitramento como medio para garantizar el cumplimiento de los mismos) y la transparencia de las reglas del mercado.

Al respecto, Colombia fue 'destacada' como uno de los 7 países evaluados que no cumplen con lo pactado.

Seguramente, en la calificación influyó la demora en el cumplimiento del laudo arbitral que ordenó a la Nación girarle a Nortel 150 mil millones de pesos, por diferencias en relación con un contrato de riesgo compartido, firmado en 1993.

Precisamente, la semana pasada, el Consejo de Estado ratificó el fallo y le dijo a Telecom que tiene que pagar el dinero.

La Ministra de Comunicaciones, Ángela Montoya, dijo que la empresa cumplirá.

Sin embargo, sigue pendiente la decisión sobre el caso de Termorío, en el cual también existe un millonario laudo arbitral en contra de la Nación.

La compañía Colgate-Palmolive optó por IBM para proveerse de tecnologías de infraestructura, como servidores, equipos de almacenamiento, software, computadoras personales y otros productos, según anunciaron ambas compañías. Colgate-Palmolive reemplazará su equipo no IBM por sistemas IBM, con mejor desempeño y características de confiabilidad, a menores costos totales.

Ganan Colmena y Bancolombia

Al cierre de abril, el banco Colmena obtuvo ganancias por 503 millones de pesos y sumó desembolsos de crédito por 102.991 millones de pesos. Su nivel de solvencia llegó a 10,92 por ciento (el mínimo exigido es 9). Entre tanto, Bancolombia reportó utilidades por 48.828 millones de pesos en igual período. Bancolombia sumó activos productivos por 6,2 billones y pasivos por 7,1 billones de pesos.

experiencias en este tipo de mercados.

El diagnóstico es diciente, pero poco alentador para el país: de una muestra de 20 países distribuidos en Asia, Europa Central, África y Latinoamérica, Colombia ocupa el segundo lugar después de Argentina, en la escala de insatisfacción de los inversionistas.

Y lo que es más grave: de las compañías que manifestaron tener inversiones en el país (6 fueron consultadas) un 83 por ciento se declaró "insatisfecha" tras su incursión y declaró que saldría del país si pudiera.



DE LAS COMPAÑÍAS del sector de energía que manifestaron estar en el país, la mayoría dijo que si se pudieran ir, se irían.

De otro lado, junto con Brasil, Colombia fue mencionado como el único país en donde tiende a aumentar el riesgo para las inversiones.

Todas, conclusiones poco alentadoras en momentos en los cuales se registra un crecimiento económico de apenas el 0,5 por ciento (según datos del Dane para el primer trimestre), lo cual hace evidente la necesidad de atraer inversionistas.

Tema legal

La encuesta del Banco Mundial también consultó a las compañías sobre las condiciones que ellas consideran más determinantes a la hora de invertir en un país.

En eso, tampoco le fue bien a Colombia.

Ya la Oficina del Representante Comercial de Estados Unidos (Ustr) ha reclamado en tono enérgico el pago de las deudas, so pena de quedar excluidos de los beneficios arancelarios del Acuerdo de Preferencias Arancelarias Andinas (Atpa por sus siglas en inglés). El acuerdo cual incluye el cumplimiento de los fallos de los tribunales de arbitramento, dentro de las cláusulas de elegibilidad para recibir los beneficios.

Ahora, una nueva presión se une: la dificultad para atraer inversionistas.

EL TIEMPO
MARTES 11 DE JUNIO DE 2002

3



COMPUT@DORES

ERGONOMÍA DE PC
Varios estudios han demostrado que las malas posturas al trabajar frente a un computador pueden causar problemas óseos y musculares. 3-7

ECONÓMICAS

CAMBIOS EN LAS CONCESIONES
Los concesionarios también deben asumir riesgos, dice el futuro Ministro de Transporte. 3-5



ABUSOS / CORREO ELECTRÓNICO

'Pornospam', el nuevo azote de Internet

COMPUTADORES

ROWLAND NETHAWAY

Mientras rastreaba y eliminaba el programa, dañé el sistema operativo. Eso me costó tiempo, dinero y archi-

MERCADEO / EN LOS ÚLTIMOS SEIS AÑOS DESAPARECIERON 32 CULTIVOS

La 'guerra' de champiñón

La disputa por un mercado que asciende a 1.500 millones de pesos mensuales, enfrenta a cultivadores independientes con Setas Colombianas, del Sindicato Antioqueño.

CARLOS FERNANDO GAITÁN O.
Redactor EL TIEMPO

El anuncio se hizo con bombos y platillos: el Sindicato Antioqueño inauguró en 1994 la planta más moderna de Latinoamérica, para procesar más de 7.000 toneladas anuales de champiñones frescos. Se trataba de Setas Colombianas, una compañía en la que se habían invertido 22 millones de dólares.

A partir de ese instante se desató en el país una 'guerra' comercial por la conquista de un mercado, que asciende a más de 1.500 millones de pesos al mes.

Más de 40 cultivadores, entre grandes y pequeños, tuvieron que hacerle frente a este competidor, dispuesto a conquistar el negocio nacional e internacional de los champiñones.

Según los productores, hasta la fecha, y como resultado de la rivalidad, han desaparecido 32 cultivos en la sabana de Bogotá, Eje cafetero y Antioquia, entre otras regiones. Setas controla ya el 62 por ciento de la torta.

Sin embargo, lo ha logrado a un cos-



SETAS CONTROLA el 62% del mercado, pero ha acumulado pérdidas por más de $ 23 mil millones desde que nació.

Archivo / EL TIEMPO

Setas colombianas
Millones de pesos

	Ventas	Utilidades
Dic. 1995	5.816	-1.987
Dic. 1996	6.248	-3.516

"Debió tratarse de un crédito de fomento", dijo el actual presidente de la entidad, Pablo Muñoz. Según el funcionario, el IFI no tiene ninguna influencia ni el manejo administrativo ni comercial de Setas por su pequeña participación accionaria, la cual será

Especial para EL TIEMPO

El correo electrónico no solicitado ha dejado de ser malo para convertirse en peor.

Antes, solo se necesitaban unos minutos al día para seleccionar y borrar los mensajes con basura, conocidos como *spam*, que llegaban al computador. Incluso, no había problema en abrir alguno para verificar la importancia de su contenido. Ya no.

Ahora, los comerciantes de pornografía están tan desesperados por involucrar a todo el mundo en su negocio, que incluso toman el control del PC de los usuarios conectados a Internet. Una vez un sitio de estos lo atrapa en sus garras, es imposible soltarse.

Peor todavía, su nombre empieza a circular entre todos los pornoproveedores del ciberespacio.

Los distribuidores de *spam* (*spammers*) han aprendido a conectar a los navegantes automáticamente en sus sitios tan pronto como abren alguno de sus mensajes. Ni siquiera es necesario hacer clic en un enlace.

De pronto, usted se encuentra en medio de algún lugar donde no quiere estar, sin la menor posibilidad de salirse. Una vez dentro de la trampa, verá que cada vez que trata de cerrar una ventana llena de sexo, otra se abrirá.

Mi página de inicio en el navegador de mi PC es la sección editorial de *The New York Times*. Mientras trataba de eliminar un mensaje porno, el sitio web correspondiente respondió con agresividad y se instaló en lugar de la del diario en línea. Cuando me di cuenta y traté de cambiarla de nuevo varias veces, supe que esa basura había instalado un programa en mi computador que siempre reescribe mi página de inicio para que sea la de su sitio web.

Vos perdidos. Siga mi consejo: nunca abra un mensaje de correo electrónico a menos que identifique plenamente su origen y seguridad.

Ingenio perverso

¡Ah! Pero los *spammers* han aprendido trucos nuevos. Ellos también van de mal en peor.

Ahora, los genios del *pornospam* se inventaron una artimaña que les permite abrir sus mensajes cuando usted trata de borrarlos. Como es necesario señalar cada elemento para poder eliminarlo, encontraron la forma de abrir el mensaje tan pronto el cursor lo toca.

Los genios del 'pornospam' están siempre en busca de nuevos trucos.

¿Quiere más? Pues bien, el mensaje abierto no tiene botones ni controles para cerrarlo o borrarlo. La única alternativa posible parece ser señalar el enlace que lo lleva al sitio web pornográfico correspondiente.

Lo único que se puede hacer es reiniciar el sistema, lo que representa una pérdida de tiempo y, de todas maneras, no elimina el mensaje.

El Congreso de Estados Unidos está considerando crear una ley par acabar con el *spam*, que implicaría procesos penales para sus autores. Sin embargo, Internet no está gobernada ni operada por una entidad central, sino que tiene carácter mundial.

Se dice que el mercado de la pornografía en línea cuenta con más ingresos que los que tiene el resto de la industria del entretenimiento combinada, en Estados Unidos.

Me gustaría comprar un sistema *antispam*, pero me han dicho que no existe ninguno completamente efectivo.

Internet fue diseñada para sobrevivir a un ataque nuclear. La verdad, dudo mucho que algún congreso pueda crear una ley que resuelva este problema.

• COX NEWS SERVICE

pérdidas acumuladas por más de 23.000 millones de pesos desde que empezó a funcionar. Incluso, en lo que va del año, ya ha perdido otros 800 millones.

El balance tiene para sus competidores una explicación: "están vendiendo a pérdida, con precios que no cubren sus costos de producción, para reventar a la competencia", aseguran voceros de los cultivadores.

"Ellos tienen el músculo financiero del Sindicato Antioqueño y por eso no les importa seguir perdiendo. Nosotros no podemos hacer lo mismo", dice Hernando Galvis, cultivador de la Sabana de Bogotá.

Según este productor, Setas le quitó en Bogotá a uno de sus mejores clientes, Jennos Pizza, al que le vendía casi tres toneladas de champiñones al mes, a 4.800 pesos el kilo. "Ellos ofrecieron el kilo a 4.300", dice.

Agrega que lo mismo están haciendo en las plazas de mercado, donde venden el champiñón fresco a muy bajo precio (3.200 pesos el kilo).

Jorge Enrique Suárez, de la Comercializadora de Champiñones S.A, sostiene que es el único productor que aún sobrevive en Medellín. "La llegada de Setas nos obligó a mejorar. El mercado creció. Pero eso no les da derecho a acabar con los pequeños cultivadores al precio que sea".

[illegible]	[illegible]	[illegible]
Dic. 1998	8.383	-6.195
Dic. 1999	10.780	-6.566
Dic. 2000	15.614	-3.032
Dic. 2001	16.740	-3.859
Mar. 2002	4.073	-849

Fuente: Dane.

Este productor antioqueño asegura que a un cliente suyo, que abastece desde 1996, Setas llegó a ofrecerle el kilo de champiñón a 3.000 pesos. Él se lo vendía a 4.800.

Por todos lados

Peter Wubbena, gerente de Agrícola El Alto, sostiene que Pereira no ha sido ajena a esta misma situación y asegura que Setas quiere quedarse no solo con el mercado del champiñón fresco sino también con el del procesado. "Lo están vendiendo al mismo precio que el fresco", dijo. Y señaló que "si no hubiéramos reducido los costos de producción ya nos hubiéramos reventado".

Otro comercializador de Medellín, afirma que Setas recibe tratamiento preferencial del IFI, que a su vez es accionista de la empresa, con el 4 por ciento. "En 1997, le prestó 300 millones de pesos a una tasa de tan solo 12 por ciento anual", dijo.

a la venta próximamente.

Las razones de Setas

El gerente de mercadeo de Setas Colombianas, Carlos Mario Vélez, desmiente a sus competidores y los acusa de predicar una falsa moral.

Plantea que la compañía no está metida en una guerra de precios y que las pérdidas –que explica por los costos de operación– estaban previstas en un proceso, como el de Setas, que es a muy largo plazo y requirió de una importante inversión de capital.

"En los últimos 11 años el mercado pasó de 800 a 3.500 toneladas anuales de producción. Si nosotros vendemos el 62 por ciento (2.170 toneladas), nuestra competencia vende el resto (1.330). Eso significa que en ese mismo período ellos crecieron 66 por ciento", explica.

Según Vélez, Suárez triplicó su capacidad de producción de 4 a 16 toneladas, mientras que Galvis lo hizo de 5 a 12 toneladas.

"Yo llegué en octubre de 1995 y no veo que hayan desaparecido muchos productores. Siguen los mismos, y son ellos los que están compitiendo con precio, asegura. Confía, eso sí, en que el mercado mejore para todos, incluso para ellos, para no seguir con altas pérdidas.

ECONÓMICAS

FILE No. 823437

02 JUL 22 AM 10: 01

CIFRA DEL DÍA

800 millones de dólares espera conseguir el Gobierno con el Banco Mundial en los próximos años.

DÓLAR		CAFÉ COLOMBIANO		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS	
		Dólares por libra OIC		Dólares por barril		IGBC (Índice General)		Efectivo anual				Pesos por
Tasa representativa del mercado	▲ $ 2.321,16	Hoy	0,66	Hoy	24,67	Hoy	1.160,59	DTF	9,01%	HOY $ 125,8948	Euro	$ 2.176,63
Casa de cambio (c)	▶ $ 2.120,00							DTF Trimestre anticipado	8,53%		Bolívar	$ 1,99
Casa de cambio (v)	▶ $ 2.155,00	Ayer	0,65	Ayer	25,76	Ayer	1.160,03	TBS Efectivo anual Bancos a 90 días	8,64%	MAÑANA $ 125,9320	Peso mexicano	$ 243,31

Urgen recursos para el ISS

El ministro de Trabajo, Angelino Garzón, pidió al Ministerio de Hacienda agilizar los desembolsos de recursos para las EPS públicas, entre ellas el Seguro Social, Caprecom y Cajanal, para evitar que se siga agudizando la crisis. En el caso del ISS se necesitan los 500.000 millones de pesos acordados para continuar con el proceso de recuperación. Garzón se mostró partidario de fusionar a Caprecom y Cajanal para hacerlas más sólidas.

Más vehículos, menos pasajeros

Pasajeros transporte urbano

Promedio mensual primer trimestre


Buses 166,1
Busetas 95,1
Microbuses-colectivos 81,5
Transmilenio 41,6

Fuente: Dane. Gráfico: Diseño Editorial / EL TIEMPO

En el primer trimestre del año, el parque automotor de transporte urbano de pasajeros en 23 ciudades registró un incremento del 2,3 por ciento frente a igual período del 2001, en tanto que el volumen de pasajeros reportado por las empresas transportadoras disminuyó en 8,6 por ciento. En Bogotá, según el Dane, se concentró el mayor número de vehículos y se movilizó la mayor cantidad de usuarios.

Operativos antievasión

La Dian realizó operativos simultáneos en 17 lugares de Medellín, durante los cuales se detectaron evasiones superiores a los 2.000 millones de pesos por subfacturación de mercancías importadas, doble contabilidad, cuentas bancarias en manos de terceros e irregularidades en el recaudo del IVA. Los operativos hacen parte de la operación Triángulo que se adelanta en todo el país.

Café certificado

El café liofilizado de Colombia recibió una certificación de calidad de la compañía SGS de Colombia, en reconocimiento del proceso productivo en las instalaciones de la fábrica de Chinchiná.

REGALÍAS / AUMENTA DESCONTENTO POR FALTA COHERENCIA EN REGLAS DE JUEGO

Petroleras, en alerta roja

Los recientes bandazos legislativos tienen muy preocupadas a las multinacionales. Por la falta de claridad, la exploración petrolera está prácticamente paralizada.



LA NUEVA LEY, le significaría nuevos ingresos al país por 6.000 millones de dólares. Archivo / EL TIEMPO

Las multinacionales petroleras se declararon ayer en estado de alerta y se quejaron por la falta de coherencia en las reglas de juego, tras los bandazos que ha dado el proyecto de regalías flexibles, pieza clave para incentivar la búsqueda de hidrocarburos en el país. La incertidumbre tiene paralizada la exploración.

Las dilaciones acercan cada vez más la posibilidad de que dentro de poco Colombia se convierta en un importador de crudo.

Las empresas, agrupadas en la Asociación Colombiana del Petróleo, recordaron que el eventual hundimiento del proyecto, además de espantar la inversión extranjera, pone en juego la estabilidad macroeconómica. Se calcula que en 10 años se dejarían de recibir 6.000 millones de dólares.

juego", subrayó Alejandro Martínez, presidente de la ACP, quien admitió que en las últimas horas, presidentes de petroleras mundiales que tienen intereses en Colombia, lo habían llamado desde las casas matrices para expresarle sus temores por las incoherencias legislativas.

La ley fue incluida dentro del Plan de Desarrollo del actual gobierno en 1999, el cual se cayó por vicios de trámite.

La iniciativa establece regalías variables para descubrimientos futuros en vez de una fija del 20 por ciento que hace poco atractivo extraer petróleo de yacimientos pequeños o medianos.

Esta circunstancia llevó al Gobierno a promover una nueva ley, la cual también se cayó por errores de procedimiento en su aprobación en el Congreso y fue declarada inconstitucional. Para evitar un caos, el tribunal concedió un plazo hasta el 20 de junio para expedir una nueva que la sustituya. Entre 1999 y este año se suscribieron 64 contratos de asociación al amparo del malogrado proyecto, que de hundirse dejaría sin piso las obligaciones.

"En 1999 nos dijeron que estas eran las condiciones, se hicieron las inversiones y ahora nos cambian las reglas... la operación petrolera está parada porque nadie sabe qué va a pasar", añadió Martínez, quien pidió al nuevo gobierno que ayude a desempantanar el proyecto, el cual encontró una fuerte resistencia en parlamentarios liberales en el debate del último martes en la Cámara.

Reconoció que pese a los esfuerzos la ministra de Minas, Luisa Fernanda Lafaurie, la funcionaria se ha ido quedando sola para lograr la aprobación de la iniciativa que tiene mensaje de urgencia y al cual le restan los debates en las plenarias de Senado y Cámara.

Caldas. La planta tiene una capacidad de elaboración superior a las 7.500 toneladas al año, con una generación de 269 empleos directos y 70 indirectos.

"Las compañías están muy, pero muy preocupadas por la inestabilidad en las reglas de

JUSTICIA

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Léalo en la sección Cines.

Otro sí a la conciliación

La Corte Constitucional determinó que antes de llevar cualquier disputa a los tribunales Administrativos o al Consejo de Estado, las partes en conflicto deben tratar de conciliar. Así lo estableció el alto tribunal al respaldar, nuevamente, las normas sobre conciliación obligatoria establecidas en la ley 640 del 2001. Según la Corte, la única conciliación que no se ajusta a la carta es la de carácter laboral.

Escuela Militar, de aniversario



El presidente de la República, Andrés Pastrana, preside hoy a las 11 de la mañana los actos de celebración del aniversario número 95 de la Escuela Militar de Cadetes José María Córdova. Durante una ceremonia, que se cumplirá en el campo de paradas Batalla de Boyacá, ascenderán al grado de subtenientes los 266 alféreces del curso militar 'Coronel Salvador Córdova Muñoz'.

Gaula rescató a estudiante

El Gaula de la Policía rescató a una universitaria que había sido secuestrada hace 188 días. La joven permanecía atada de pies y manos en el sótano de una casa en las afueras de Medellín. En la operación fueron detenidos Aura Echeverry y Luis Octavio Penagos, a quienes se les decomisaron armas. Un hombre que se enfrentó a la policía resultó muerto. Por la liberación exigían mil millones de pesos.

Expulsado pedófilo alemán

Por considerarlo una persona indeseable para el país, el DAS expulsó de Colombia al ciudadano alemán Ronald Wedland, retenido ayer en Medellín. El extranjero estuvo en Cúcuta, Cali, Quibdó y la capital antioqueña buscando jóvenes de ambos sexos para tomarles fotografías destinadas a revistas

FISCALÍA / VINCULAN A CAPITÁN RETIRADO DEL EJÉRCITO DETENIDO POR ATENTADO A WILSON BORJA

Crece lío de armas búlgaras

La Fiscalía ordenó la detención de los dueños de la empresa que gestionó el ingreso de los fusiles. El organismo advirtió que el Ejército como institución "nunca firmó el contrato".

Un capitán retirado del Ejército, que se encuentra detenido por el atentado al sindicalista y congresista electo Wilson Borja, es el nuevo vinculado a la investigación por el ingreso ilegal al país de más de 7 mil fusiles búlgaros para los grupos paramilitares.

Otras cuatro personas fueron incluidas dentro del proceso, entre ellas los dueños de la empresa que sirvió de intermediaria para la importación de las armas.

La Fiscalía encontró pruebas para dictar orden de captura contra el capitán en retiro Jorge Enrique Rojas Galindo, que ya estaba privado de la libertad por el atentado a Borja, ocurrido el 15 de diciembre del 2000. Por ese caso, el ex oficial fue llamado a juicio el pasado 24 de febrero bajo cargos de concierto para delinquir y tentativa de homicidio.

El capitán retirado aparece ahora como una de las personas que participó directamente en los trámites para la adjudicación de los fusiles procedentes de Bulgaria.



EL 'ALEMÁN', comandante de las Auc en Urabá, reconoció que los fusiles que llegaron de Bulgaria, como los que aparecen en la foto, fueron recibidos por las autodefensas. AFP

Por el ingreso del arsenal, la Fiscalía capturó hace varios días a la esposa del ex oficial, Esperanza García, representante legal de la firma Equipos y Repuestos, empresa que sirvió de intermediaria para la importación de las armas.

Junto a García, la Fiscalía también detuvo, la semana pasada, al mayor del Ejército Orlando Alberto Martínez Ramírez, que pertenecía a la Fuerza de Despliegue Rápido (Fudra). El Ejército decidió desvincular al oficial.

Otras vinculaciones

La Fiscalía también encontró mérito para vincular a este proceso a Jorge Isaac Briñez Ruiz y a William Martínez Gómez.

Estas dos personas, al parecer, se encargaron de reclamar en Buenaventura (Valle) los contenedores en los que se transportaron los fusiles. Los contenedores los llevaron luego hasta Medellín.

La Fiscalía ya escuchó en indagatoria a Martínez, pero se abstuvo de dictarle medida de aseguramiento. Sin embargo, continúa vinculado al proceso.

Tras la lupa de la justicia están, además, Humberto Agredo Espitia y Hans Agredo Caballero, dueños de la firma Equipos y Repuestos.

A pesar de que varios de los capturados pertenecieron al Ejército Nacional, la Fiscalía advirtió que esa arma de las Fuerzas Militares no firmó ningún contrato.

"Según lo establecido, es evidente que el Ejército Nacional como institución nunca firmó ni contrató ni realizó la importación de los fusiles de Bulgaria", dice el expediente de la Fiscalía.

El Ejército, el DAS y la Policía incautaron hace dos años 152 fusiles que hacían parte del lote, luego de varios enfrentamientos entre los paramilitares y la guerrilla, en Sucre, Magdalena y Bolívar.

Las autoridades colombianas, que viajaron a Bulgaria, corroboraron que las armas incautadas eran del cargamento de 7.640 fusiles traído a Colombia.

Por su parte, el jefe paramilitar de la zona de Urabá, conocido como el 'Alemán', y comandante del bloque Élmer Cárdenas de las Auc, reconoció públicamente hace unos días que las armas que llegaron de Bulgaria están en poder de esa agrupación al margen de la ley.

PLAN COLOMBIA

pornográficas. Wedland también registra antecedentes en Venezuela por lesiones y pedofilia.

Laboratorios en Sierra Nevada



La Policía Antinarcóticos descubrió ayer dos laboratorios para el procesamiento de cocaína en inmediaciones de la Sierra Nevada de Santa Marta, en los corregimientos Diego y Perico Aguado. En los complejos, los agentes encontraron 90 kilos de base de coca y 750 kilos de hoja listas para ser procesadas. Además, hallaron 1.900 galones de combustible y 1.656 kilos de insumos químicos.

Medida por crimen

La Fiscalía dictó medida de aseguramiento contra María Dusley Zapata, la 'Mona', al parecer miembro de las autodefensas de Sucre y a la que responsabilizan del asesinato del investigador del CTI Oswaldo Enrique Borda, ocurrido el pasado 6 de febrero en Sincelejo. Según la Fiscalía, ella habría dado la orden de atentar contra Borda. La 'Mona' fue capturada el 24 de abril por la Infantería de Marina.

Comando Sur visitó a militares

El general Gary D. Speer, jefe encargado del Comando Sur de Estados Unidos, se reunió ayer con el ministro de Defensa, Gustavo Bell Lemus, y la cúpula militar con el fin de ultimar detalles relacionados con la lucha antinarcóticos y el llamado componente militar del Plan Colombia.

El alto oficial recibió de parte de los generales un informe sobre las actividades realizadas por la Brigada Contra el Narcotráfico en lo que va corrido del presente año.

Así mismo, se definieron las metas de trabajo para el segundo semestre del 2002, una vez se reactiven los vuelos de los helicópteros Bell 212, en las selvas del sur del país.

De otra parte, la cúpula militar recordó la petición para emplear los recursos del Plan Colombia en la lucha contra los grupos armados.

El próximo mes, delegados del Comando Sur realizarán una nueva visita a Colombia.

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

1.226,60 puntos, nuevo nivel histórico del índice de la Bolsa de Valores de Colombia.

DÓLAR		CAFÉ COLOMBIANO		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS	
Tasa representativa del mercado	▲$ 2.340,36	Dólares por libra OIC		Dólares por barril		IGBC (Índice General)		Efectivo anual				Pesos por
Casa de cambio (c)	▲$ 2.130,00	Hoy	0,64	Hoy	24,13	Hoy	1.226,60	DTF	8,69%	HOY $ 126,3418	Euro	$ 2.213,27
Casa de cambio (v)	▲$ 2.160,00	Ayer	0,65	Ayer	24,75	Ayer	1.211,80	DTF Trimestre anticipado	8,25%	MAÑANA $ 126,3792	Bolívar	$ 2,01
								TBS Efectivo anual Bancos a 90 días	8,51%		Peso mexicano	$ 245,91

A eliminar subsidios agrícolas

Al intervenir en la Cumbre Mundial de la Alimentación, organizada por la FAO en Roma, el Secretario General de la ONU, Koffy Annan, pidió al mundo industrializado desmontar los subsidios agrícolas, porque son una competencia desleal para las naciones en desarrollo. Igual llamado hizo el presidente Andrés Pastrana, quien dijo que "los países en vía de desarrollo y sus habitantes no pedimos ayuda, no queremos alimentos regalados o brigadas humanitarias; lo que queremos son oportunidades para crecer y para generar progreso y justicia social para nuestros pueblos".

Se llena cupo de deuda interna

Colocación de TES por subasta
Mayo/02


A 5 años 26%
A 3 años 26%
A 2 años 14%
A 7 años 12%
A 10 años 12%
A 1 año 6%
A 90 días 4%

Fuente: Corfivalle.

En solo cinco meses, el Gobierno captó a través de Títulos de Tesorería (TES) el 85 por ciento de los recursos de financiamiento externo previstos para todo el año. Es decir, 3,8 billones de pesos, según el departamento de Investigaciones Económicas de Corfivalle. La firma comisionista estimó que ante una caída en los recaudos, producto del bajo crecimiento económico, y la dificultad para conseguir recursos en

VENEZUELA / TEMOR EN COLOMBIA POR DECLARACIONES DEL MINISTRO DE COMERCIO

¿Más trabas al comercio?

El funcionario dijo que se tomarán correctivos y se mirarán acuerdos comerciales.

ISMAEL ENRIQUE MEDINA
Corresponsal de EL TIEMPO

CARACAS

Una nueva preocupación ronda a los comercializadores de productos colombianos en Venezuela, por los anuncios del nuevo ministro de Producción y Comercio, Ramón Rosales, que podrían significar trabas al intercambio comercial.

En sus últimas intervenciones, el funcionario ha insistido en que se tomarán correctivos para evitar que se siga golpeando a sectores como confecciones y textiles.

Además, ha dicho que se mirarán acuerdos internacionales como el G-3, los que se firmaron en el marco de la Asociación Latinoamericana de Integración (Aladi), e incluso el que rige la Comunidad Andina de Naciones (CAN).

El ministro Rosales ha aclarado, como lo hizo en su última intervención ante un grupo de diputados en la Asamblea Nacional, que lo que busca es abrir un programa de consultas, para que procesos como el



EL GOBIERNO DE VENEZUELA busca proteger sectores como confecciones y textiles.

Acuerdo de Libre Comercio de las Américas (Alca) sean discutidos por un mayor número de personas, y no sigan siendo temas exclusivos de grupos técnicos.

Sobre la CAN, y específicamente sobre Colombia, el funcionario dijo, ante periodistas, que a las decisiones políticas de los presidentes ahora se les buscará una viabilidad técnica para cumplir con el objetivo de ir hacia aranceles más simplificados, sin afectar a las empresas de cada país. No obstante, agregó que "si hay intereses que se afectan, pues que hagan lobby".

El director de Proexport en Caracas, Alberto Schlesinger, ve con preocupación la adopción de instrumentos, por parte del gobierno de Venezuela, que afecten el intercambio comercial y particularmente a sectores colombianos que han ganado terreno en este país, como textiles y confecciones.

Para el economista Maxim Ross, uno de los profesionales más destacados de este país, los anuncios que se escuchan de parte del ministro de Producción y Comercio son una gran equivocación, fruto de las políticas equivocadas que ha tomada el gobierno venezolano y que puede afectar ahora a unos empresarios que son generadores de empleo y riqueza.

"Ni el G-3, ni los acuerdos de la Comunidad Andina tienen porqué revisarse, lo que debe es crearse mecanismos que faciliten el intercambio y sirvan para generar trabajo", insistió.

EL TIEMPO también le preguntó a Manuel Cova, secretario de la CTV sobre lo que piensa al respecto. Cova dijo que es equivocado pensar que los acuerdos internacionales son malos porqué sí y peor aún pretender aislar a Venezuela del contexto internacional.

Es cierto, agregó, que hay que ayudar a los productores locales, pero es con políticas de producción y productividad y no sacando al país de los acuerdos internacionales, precisamente cuando se impone la globalización.

Se espera que el tema se analice esta semana, si se lleva a cabo una reunión entre la ministra de Comercio Exterior de Colombia, Ángela Orozco y el ministro Rosales.

el mercado externo, es posible que la colación de TES se mantenga muy activa.

Nuevo viceministro de Hacienda



El decano de la facultad de economía de la Universidad de los Andes, Alberto Carrasquilla, sería el nuevo viceministro de Hacienda, es decir, el segundo de Roberto Junguito. Carrasquilla es economista de la Universidad de los Andes, doctor en economía de la Universidad de Illinois, fue gerente técnico del Banco de la República e investigador de Fedesarrollo.

Control a contrabando técnico

El Gobierno expidió el decreto 1161 con el fin de controlar el contrabando técnico de electrodomésticos y calzado, mediante la fijación de precios estimados o de referencia. El listado de la Dian se confrontará con los valores suministrados por los importadores y si estos están por debajo de loa mínimos requeridos se podrá aprehender la mercancía. De esta manera se busca evitar el ingreso de mercancías al país con precios irrisorios para disminuir el pago de impuestos.

Subsidios en efectivo

Un total de 65.169 millones de pesos en subsidios pagó la Caja de Compensación Familiar Colsubsidio, informó su director, Luis Carlos Arango, al presentar el balance social de la entidad durante el 2001. La caja registraba al cierre del año pasado 21.488 empresas afiliadas con 522.000 trabajadores, de los cuales 235.117 eran beneficiarios del subsidio en dinero. El año pasado asignó recursos para vivienda por 64.246 millones en 300 proyectos habitacionales.



NEGOCIOS / COMPRA DIVISIÓN DE CARGILL

Se crece Monómeros

BARRANQUILLA

Monómeros Colombo-Venezolanos protocolizó la adquisición del negocio de fertilizantes de Cargill Cafetera Manizales S.A -filial de Cargill Inc de Estados Unidos-, en una operación que costó 8 millones de dólares. Es decir, unos 18.400 millones de pesos.

El negocio permitió la conformación de Ecofértil, capaz de producir al año unas 200.000 toneladas de fertilizantes mezclados. Con la compra, la compañía binacional queda ahora con puertos sobre los dos océanos, pues la planta de producción de Ecofértil está en el terminal marítimo de Buenaventura, en el Pacífico.

"Estaremos en capacidad de especializar los productos que ofrecemos en Barranquilla y Buenaventura evitando sobrecostos al consumidor", dijo el presidente de Monómeros, Luis Eduardo Salazar.

El Administrador del Sistema de Intercambios Comerciales del Mercado de Energía Mayorista

Informa:

Que, en cumplimiento de lo establecido en la Resolución 116 de 1998 expedida por la Comisión de Regulación de Energía y Gas, iniciará por mandato de EMPRESAS PÚBLICAS DE MEDELLÍN E.S.P. un programa de limitación del suministro de Energía Eléctrica **a partir del día 19 de Junio de 2002**, en el horario comprendido **entre las 10:00 a.m. y las 11:00 a.m.**, a los usuarios atendidos en el ámbito nacional por la EMPRESA DE ENERGÍA ELÉCTRICA DE ARAUCA E.S.P.

Los usuarios pertenecientes a los circuitos no desconectables y los que son atendidos por comercializadores que no están en mora no serán afectados por el programa de limitación de suministro.

Los horarios en que se realizará el programa de limitación de suministro se incrementarán en las siguientes fechas:

FECHA	ANTIGÜEDAD	DURACIÓN	HORARIO
19 junio de 2002 - 1 julio de 2002	31-60	1 hora	10:00 - 11:00
2 julio de 2002 - 31 julio de 2002	61-90	2 horas	09:00 - 11:00
1 Agosto de 2002 - 30 Agosto de 2002	91-120	3 horas	09:00 - 12:00
> 30 Agosto de 2002	> 120	4 horas	09:00 - 13:00

Si la empresa tiene vigente un programa de limitación del suministro, los horarios por corte de energía publicados en este aviso quedarán incluidos en el programa anterior.

El programa de limitación de suministro se cancelará en el momento en que la empresa mandante del procedimiento lo solicite.

Asimismo, informa a todos los usuarios y a los terceros afectados por la limitación de suministro de energía eléctrica que los daños y perjuicios ocasionados serán responsabilidad de la empresa morosa.

PRIMER AVISO REGIONAL
Miércoles 12 de junio de 2002.

DIAN
REPUBLICA DE COLOMBIA
DIRECCION DE IMPUESTOS Y ADUANAS NACIONALES
¡Siente tu bandera, cree en tu país!

LICITACION PUBLICA No. 006 DE 2002

RESOLUCION DE APERTURA No. 5219 DEL 4 DE JUNIO DE 2002

OBJETO

LA UNIDAD ADMINISTRATIVA ESPECIAL DIRECCION DE IMPUESTOS Y ADUANAS NACIONALES, tiene la necesidad de comercializar bienes inmuebles de propiedad de la Entidad a Nivel Nacional.

ITEM	CIUDAD	DIRECCIÓN	CLASE	AREA TERRENO	AREA CONSTR.
1	BOGOTA	Carrera 53 No. 17-68 Puente Aranda	CASA	63,00	126,00
	BOGOTA	Carrera 53 No. 17-90 Puente Aranda	BODEGA	3.565,00	3.565,00
2	BOGOTA	Carrera 80 No. 40-37 Modelia Lote 5 Manzana 43C	LOTE BARRIO MODELIA	196,00	0,00
	BOGOTA	Carrera 80 No. 40-47 Modelia Lote 6 Manzana 43C	LOTE BARRIO MODELIA	196,00	0,00
	BOGOTA	Carrera 80 No. 40-55 Modelia Lote 7 Manzana 43C	LOTE BARRIO MODELIA	196,00	0,00
	BOGOTA	Carrera 80 No. 40-63 Modelia Lote 8 Manzana 43C	LOTE BARRIO MODELIA	196,00	0,00
	BOGOTA	Carrera 80 No. 40-69 Modelia Lote 9 Manzana 43C	LOTE BARRIO MODELIA	196,00	0,00
	BOGOTA	Carrera 80 No. 40-77 Modelia Lote 10 Manzana 43C	LOTE BARRIO MODELIA	196,00	0,00
	BOGOTA	Carrera 80 No. 40-85 Modelia Lote 11 Manzana 43C	LOTE BARRIO MODELIA	232,75	0,00
3	BOGOTA	Carrera 80 No. 41-05 Modelia Lote 1 Manzana 42C	LOTE BARRIO MODELIA	232,75	0,00
	BOGOTA	Carrera 80 No. 41-13 Modelia Lote 2 Manzana 42C	LOTE BARRIO MODELIA	196,00	0,00
	BOGOTA	Carrera 80 No. 41-21 Modelia Lote 3 Manzana 42C	LOTE BARRIO MODELIA	196,00	0,00
	BOGOTA	Carrera 80 No. 41-29 Modelia Lote 4 Manzana 42C	LOTE BARRIO MODELIA	196,00	0,00
	BOGOTA	Carrera 80 No. 41-37 Modelia Lote 5 Manzana 42C	LOTE BARRIO MODELIA	196,00	0,00
	BOGOTA	Carrera 80 No. 41-45 Modelia Lote 6 Manzana 42C	LOTE BARRIO MODELIA	196,00	0,00
	BOGOTA	Carrera 80 No. 41-53 Modelia Lote 7 Manzana 42C	LOTE BARRIO MODELIA	245,00	0,00
	BOGOTA	Carrera 80 No. 41-65 Modelia Lote 8 Manzana 42C	LOTE BARRIO MODELIA	257,25	0,00
4	BOGOTA	Carrera 80 No. 42-05 Modelia Lote 1 Manzana 41D	LOTE BARRIO MODELIA	245,00	0,00
	BOGOTA	Carrera 80 No. 42-15 Modelia Lote 2 Manzana 41D	LOTE BARRIO MODELIA	226,63	0,00
	BOGOTA	Carrera 80 No. 42-25 Modelia Lote 3 Manzana 41D	LOTE BARRIO MODELIA	226,63	0,00
	BOGOTA	Carrera 80 No. 42-35 Modelia Lote 4 Manzana 41D	LOTE BARRIO MODELIA	245,00	0,00
5	BOGOTA	Carrera 80 No. 42a-05 Modelia Lote 1 Manzana 40E	LOTE BARRIO MODELIA	208,25	0,00
	BOGOTA	Carrera 80 No. 42a-11 Modelia Lote 2 Manzana 40E	LOTE BARRIO MODELIA	196,00	0,00
	BOGOTA	Carrera 80 No. 42a-19 Modelia Lote 3 Manzana 40E	LOTE BARRIO MODELIA	196,00	0,00
	BOGOTA	Carrera 80 No. 42a-27 Modelia Lote 4 Manzana 40E	LOTE BARRIO MODELIA	196,00	0,00
	BOGOTA	Carrera 80 No. 42a-35 Modelia Lote 5 Manzana 40E	LOTE BARRIO MODELIA	196,00	0,00
	BOGOTA	Carrera 80 No. 42a-45 Modelia Lote 6 Manzana 40E	LOTE BARRIO MODELIA	208,25	0,00
6	BOGOTA	Calle 75 y 76 entre carreras 82 y 84	LOTE BARRIO LA GRANJA	28.000	0,00
7	ARMENIA	Calle 21 No. 17-03/23 (Lote)	LOTE	443,20	0,00
8	CALI	Autopista Cali-Yumbo Lote 8A (Cencar)	LOTE	10.700,00	
9	B/QUILLA	Calle 34 No. 43-81 Ed. Colon (Paseo Bolivar)	EDIFICIO OFICINAS	841,37	2.233

LOS INTERESADOS DEBERÁN OFERTAR POR ÍTEM COMPLETO

FECHA Y HORA DE APERTURA: 21 de Junio de 2002 a las 11:00 a.m.
FECHA Y HORA DE CIERRE: 2 de Julio de 2002 a las 11:00 a.m.

LUGAR

PARA LOS INMUEBLES UBICADOS EN TODAS LAS CIUDADES: Carrera 8a. No. 6 - 64 Edificio San Agustín - segundo piso - División de Adquisiciones y Contratos de la Subsecretaría de Recursos Físicos de la Unidad Administrativa Especial Dirección de Impuestos y Aduanas Nacionales de Bogotá, D.C.

PARA LOS INMUEBLES UBICADOS EN LA CIUDAD DE BARRANQUILLA: Carrera 30 Avenida Hamburgo - Edificio Aduana - quinto piso - División Financiera y Administrativa de la Administración de Impuestos y aduanas Nacionales - Regional Norte de la Entidad.

PARA LOS INMUEBLES UBICADOS EN LA CIUDAD DE CALI: Carrera 3ª No. 10 – 60 Barrio San Pedro – piso 3º - División Financiera y Administrativa de la Administración de aduanas Nacionales - Regional Sur, Occidente de la Entidad.

PARA LOS INMUEBLES UBICADOS EN LA CIUDAD DE ARMENIA: Carrera 14 No. 20 A 22 80 – Plaza de Bolívar – Piso segundo - División Recursos Físicos y Financieros Administración de Impuestos de la Entidad.

CONSULTA, VENTA Y VALOR DE LOS PLIEGOS

Los interesados en la presente Licitación pueden consultar y/o adquirir el pliego de condiciones en la División de Adquisiciones y Contratos de LA ENTIDAD, carrera 8ª No. 6-64, 2º piso, Edificio San Agustín, Bogotá, D.C., desde el 11 de Junio de 2002 hasta el día 28 de Junio de 2002, entre las 9:00 a.m. y las 5:00 p.m., de lunes a viernes, igualmente puede ser consultado en la pagina WEB de la DIAN, dirección: www.dian.gov.co ó en las Divisiones Financieras y Administrativas de las Administraciones de Armenia, Cali, Barranquilla.

Los pliegos tendrán un valor de TRESCIENTOS MIL PESOS ($300.000.oo) M/CTE, no reembolsables y consignados en la cuenta de ahorros No. 506-093601-5 del Banco Citibank denominada UAE DIAN RECURSOS PROPIOS.

VISITA OPCIONAL

Los interesados podrán asistir a la visita para el item que pretendan ofertar, con el fin de verificar físicamente el estado de los inmuebles objeto de la presente Licitación Pública.

Las visitas podrán efectuarse durante el periodo del **11 de Junio al 24 de Junio de 2002**, en horario de 8:30 a.m. a 12:30 p.m. y de 2.00 p.m. a 4.00 p.m. bajo la coordinación de la División de Mercadeo de la Subsecretaría Comercial, para el caso de los Item ubicados en la ciudad de Bogotá, y en las demás ciudades bajo la coordinación de las áreas relacionadas a continuación.

CIUDAD	ADMINISTRACIÓN	DEPENDENCIA
Cali	Aduanas de Cali	División Financiera y Administrativa
Armenia	Administración de Impuestos	División Recursos Físicos Financieros
Barranquilla	Administración de Aduanas	División Financiera y Administrativa

AUDIENCIA ACLARATORIA AL PLIEGO DE CONDICIONES

FECHA DE LA AUDIENCIA: 25 DE JUNIO DE 2002
HORA DE LA AUDIENCIA: 10:00 a.m.

La audiencia se realizará en la Carrera 7a. No. 6 – 54. Edificio Sendas. Sala de Juntas de la Unidad Administrativa Especial Dirección de Impuestos y Aduanas Nacionales en Bogotá D.C. Piso 14, ó en el lugar que indique la Entidad por escrito.

CRITERIOS DE EVALUACION:

Análisis Jurídico de las Propuestas y Precio.

SEGUNDO AVISO

COMUNICACIONES DIAN 2002

JUSTICIA

Vea además en
eltiempo.com
Sexo. 16 fórmula para enloquecer a punta de caricias.
Léalo en la sección revista A16.

Sin acuerdo en La Picota

Las directivas del Inpec y los internos de la penitenciaría La Picota de Bogotá, no han llegado a acuerdos luego de que los reclusos del ala B del pabellón de Alta Seguridad iniciaron el viernes una jornada de desobediencia civil por los atropellos que, según los reos, se vienen registrando en el conteo, el ingreso de visitas y el funcionamiento del pabellón.

Reunión de Santos y Fiscal


Archivo / EL TIEMPO

El vicepresidente electo, Francisco Santos, se reunió ayer con el fiscal general, Luis Camilo Osorio (foto), para coordinar estrategias tendientes a fortalecer la lucha en tres frentes: secuestro, derechos humanos y anticorrupción. "Vamos a trabajar de la mano, en un solo Estado", dijo Santos, que reiteró la necesidad de que todos los organismos del estado trabajen conjuntamente en la lucha contra el secuestro.

Acusación por masacre

Un fiscal de la Unidad Nacional de Derechos Humanos dictó resolución de acusación en contra de Jairo de Jesús Durango Restrepo, 'La guagua', acusado de ser el jefe de un grupo paramilitar que asesinó a nueve personas el 6 de marzo de 1999. Ese día, los 'paras' llegaron al corregimiento Puerto Nuevo (Caquetá) y obligaron a los habitantes a salir de sus casas para luego seleccionar a sus víctimas.

Epitafio de los Inocentes



La V División del Ejército lanzó la cuarta edición de 'El Epitafio de los Inocentes'. En el libro se hace una recopilación de las violaciones cometidas por los grupos armados contra el Derecho Internacional...

PROCURADURÍA / MALOS MANEJOS DE CUENTAS DE ESTADOS UNIDOS

Investigados 60 Antinarcóticos

Un general, 11 coroneles, 11 mayores, 12 capitanes, 4 tenientes, así como suboficiales, agentes y personal civil de la Policía, tendrán que responder ante el Ministerio Público.

La Procuraduría General de la Nación vinculó ayer a 60 miembros de la Policía Nacional a una investigación formal por presuntos malos manejos de dineros donados por Estados Unidos para la lucha antidrogas.

La decisión afecta al general (r) Gustavo Socha Salamanca, ex director de la Policía Antinarcóticos; al coronel Édgar Guillermo Bejarano, ex secretario privado del director de la Policía, general Luis Ernesto Gilibert, y a otras 58 personas entre coroneles, mayores, capitanes, tenientes, suboficiales, agentes y personal no uniformado de la institución.

Entre los investigados figura, además, el mayor Henry Rey Castañeda, coordinador de Seguridad Presidencial.

Luego de las denuncias hechas por este diario sobre la supuesta malversación de fondos entregados por E.U., el Ministerio Público verificó irregularidades como la compra de bienes y servicios sin estar amparados bajo los rubros presupuestales, el desconocimiento del límite del valor de las compras y doble facturación, entre otras.


LA PROCURADURÍA investigará posibles malos manejos de dineros donados por E.U. para la lucha antidrogas. Archivo / EL TIEMPO

El escándalo estalló a raíz de las denuncias que hizo EL TIEMPO desde el pasado 9 de mayo, cuando reveló que por lo menos 21 oficiales de la Policía Antinarcóticos utilizaron, con fines personales, cerca de dos millones de dólares donados por E.U.

Un vocero de la Embajada de Estados Unidos en Bogotá dijo en esa ocasión que funcionarios de su despacho detectaron que oficiales de la Policía Antinarcóticos "estaban involucrados en una malversación de fondos de una cuenta de la embajada.

"Descubrimos que sacaban el dinero para fines personales", reveló la fuente diplomática.

El dinero sustraído hace parte de una cuenta especial de la Sección Antinarcóticos de la embajada (NAS), que anualmente maneja alrededor de 4 millones de dólares y que hoy está suspendida por orden del gobierno estadounidense.

El 11 de mayo fue relevado de su cargo el general Gustavo Socha. Diez días después el oficial pidió el retiro del servicio activo.

El Coronel Bejarano

Precisamente, en sus ediciones de esta semana, las revistas *Cambio* y *Semana* publican denuncias contra el coronel Édgar Bejarano Chávez, ex secretario privado del director de la Policía. Sostienen que mantiene supuestos nexos con las Farc y revelan una grabación en la que dos guerrilleros, al parecer del frente 42, hablan de conversaciones con el alto oficial.

De acuerdo con las publicaciones, el Coronel obtuvo la adjudicación de contratos de la Policía a empresas manejadas por amigos suyos y, en al menos en un caso, a una firma de su propiedad.

También mencionan negocios privados de la capitán Fabiola Bejarano, hermana del coronel, miembro activo de la Policía. La oficial alternaba sus funciones en la institución con responsabilidades en una empresa familiar de seguridad, Invetec Ltda., en el barrio Normandía de Bogotá.

Anoche la Dirección de la Policía emitió un comunicado en el que afirma que fue notificada de la decisión de la Procuraduría, aunque desconoce los detalles de la investigación.



Humanitario y los Derechos Humanos de pobladores de Tolima, Cundinamarca y Boyacá. También, la publicación reseña los ataques guerrilleros, los retenes ilegales y los secuestros perpetrados por las Farc y las Auc en el 2001.

Ocupados siete campamentos

En acciones conjuntas del Ejército y la Fuerza Aérea fueron desmantelados ayer siete campamentos de las Farc en el Valle y la antigua zona de distensión. En Mesetas y Vista Hermosa (Meta), la Fudra llegó hasta un complejo con capacidad para 300 guerrilleros. Entre tanto, las Fuerzas Especiales ocuparon otro campamento en Los Farallones, dentro de la operación 'Cali Libre'.

Desmantelan zoológico ilegal

Detectives del DAS incautaron ayer 150 animales que eran exhibidos en Wakita Zoo, un zoológico ilegal que funcionaba en una hacienda ubicada en la margen oriental del río Magdalena, en el departamento del mismo nombre. Entre los animales decomisados se encuentran especies en vías de extinción, como 7 manatíes, 8 ñeques, 2 tigrillos, 3 venados, 7 boas, 10 babillas, 4 monos tití y 9 guacamayas.

Policías, sin plata


POLICIA

Archivo / EL TIEMPO

El permanente traslado a que están sometidos los policías de Colombia es el principal enemigo del presupuesto familiar de estos servidores públicos. Así lo señala un estudio revelado ayer por la Oficina del Comisionado Nacional para la Policía, en el que se da cuenta de las principales causas de quejas de los miembros de esa institución. La segunda causa es el conflicto familiar y la tercera, las lesiones personales.

Vacunación masiva en cárceles

El Ministerio de Salud y el Instituto Nacional Penitenciario y Carcelario (Inpec) lanzaron una jornada masiva de vacunación contra la influenza y la Hepatitis B en los penales y centros de reclusión del país. Según lo indicaron voceros del Inpec, el clima de las últimas semanas desató una epidemia de influenza en varias zonas. La campaña se inició en Bogotá y Tolima y beneficiará a 8 mil reclusos.

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

1,1 millones de sacos de café de 60 kilos se cosecharon en mayo en Colombia.

DÓLAR		CAFÉ COLOMBIANO		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS	
Tasa representativa del mercado	▲ $ 2.347,68	Dólares por libra OIC		Dólares por barril		IGBC (Índice General)		Efectivo anual				Pesos por
Casa de cambio (c)	▶ $ 2.130,00	Hoy	0,64	Hoy	24,64	Hoy	1.235,39	DTF	8,69%	HOY $ 126,3792	Euro	$ 2.209,76
Casa de cambio (v)	▶ $ 2.160,00	Ayer	0,64	Ayer	24,13	Ayer	1.226,60	DTF Trimestre anticipado	8,25%	MAÑANA $ 126,4165	Bolívar	$ 1,98
								TBS Efectivo anual Bancos a 90 días	8,23%		Peso mexicano	$ 245,84

El Inurbe sería liquidado

El nuevo gobierno es partidario de continuar otorgando subsidios a las familias pobres para adquirir vivienda, con lo cual, de paso, aspira a estimular la industria de la construcción. Sin embargo, EL TIEMPO pudo establecer que no ve con buenos ojos al Inurbe e, incluso, dentro de sus planes de austeridad esta la propuesta de liquidar la entidad, que es la encargada de entregar la ayuda estatal.

Fijan precio de leche



Archivo / EL TIEMPO

Para acabar con la incertidumbre de precios provocada por la actual abundancia de leche en el altiplano cundiboyacense, el Consejo Lácteo decidió ayer que a partir del 16 de junio, y durante los siguientes 60 días, al productor de la región se le pagará el 90 por ciento del producto a precio mínimo de referencia, más bonificaciones. Esto quiere decir 574,56 pesos el litro, y el restante 10 por ciento a precio de excedente, o sea 346 pesos.

La Verde sale con $ 600 millones

Panamco, la embotelladora de Coca-Cola, invertirá 600 millones de pesos en publicidad para posicionar la Manzana Verde Lift, su más reciente producto en el mercado de las gaseosas, que se hará en Medellín, Cali, Bucaramanga, Pereira y Valledupar. Ayer comenzó la distribución. La bebida busca conquistar el paladar de los jóvenes entre 20 y 25 años.

Bajan las tasas de los TES

PENSIONES /APROBADOS LOS PRIMEROS CINCO ARTÍCULOS DE LA REFORMA

Pulso entre Santos y Londoño

Reforma pensional inició con aprobación de elevar la mesada mínima con la inflación causada y que los empleados públicos se afilien al ISS.



JUAN MANUEL SANTOS, ministro de Hacienda.



JUAN LUIS LONDOÑO, nuevo ministro de Trabajo y Salud.

El ministro de Hacienda, Juan Manuel Santos, sigue metido en 'peleas' por cuenta de la reforma pensional. La última no fue, sin embargo, con su tradicional adversario en el tema, el actual ministro de Trabajo, Angelino Garzón, sino con el próximo: Juan Luis Londoño.

Con un fuerte mano a mano entre el funcionario y Londoño, por fin despegó en firme el debate sobre la controvertida reforma al régimen de pensiones.

Ayer, la Comisión Séptima del Senado aprobó cinco de los 39 artículos del proyecto.

En la víspera del debate, el ministro Londoño señaló que estaba de acuerdo con el trámite de la iniciativa pero no con el contenido, y que subir dos puntos a la cotización significaría la pérdida de unos 200.000 empleos.

Ayer, al comienzo del debate, el ministro Santos le declaró a ... o por ye motivo, porque siendo el ministro entrante lo que hace es confundir", señaló Santos al advertir que sería mejor entonces retirar la iniciativa presentada por el gobierno Pastrana.

En el desarrollo de la discusión, Londoño les dijo a los congresistas que el presidente electo Álvaro Uribe está interesado en continuar con el proyecto a partir de una discusión democrática y sin autoritarismos de ningún estilo.

Sobre el proyecto del Gobierno saliente, Londoño dijo que tiene unos costos innecesarios que afectan el empleo, pero que tiene avances en la equidad, es viable y expande la cobertura.

Los dos funcionarios también tuvieron un contrapunteo cuando se discutió el artículo referente al incremento de dos puntos en las cotizaciones, es decir pasar de 13,5 a 15,5 por ciento.

Al final del debate, el ministro Londoño expresó su confianza en el actual gobierno y en la participación del Congreso para mejorar la reforma.

El ministro Santos se mostró satisfecho con el avance del proyecto en la comisión.

Entre los cinco artículos que fueron aprobados en el primer debate, está el que deja en firme el actual sistema de reajustar la pensión mínima con la inflación causada y no con el incremento en el salario mínimo, como se pretendía modificar.

Igualmente, la comisión acordó que todos los nuevos trabajadores públicos que contrate el Estado deberán afiliarse obligatoriamente al Seguro Social. Los primeros en rechazar la medida fueron los fondos de pensiones. Luis Fernando Alarcón, presidente de Asofondos dijo que habrá que demandar la determinación.

También se eliminó el tope de 20 salarios mínimos legales para la cotización y quedó para discutir el techo de los 20 salarios mínimos para las mesadas de los pensionados por fuera de los regímenes especiales.

El Gobierno captó ayer otros 538.000 millones de pesos con Títulos de Tesorería (TES), a uno y 10 años. Los TES tuvieron una sobredemanda que llegó a 1,9 billones de pesos, lo que demuestra el interés que tienen los inversionistas, aunque tienen menor rentabilidad en relación con títulos del sector privado. Las tasas bajaron: a un año a 8,30 por ciento; a dos años, 9,98; a cinco años, 12,18; y a 10 años, 13,24.

los periodistas que el nuevo Gobierno debía fijar su posición frente a seguir o no la discusión del proyecto para no perder el tiempo.

"Uno no puede venir aquí a la topa tolondra, a decir que este proyecto no me gusta por equis

FEDERACAFÉ

Silva sería el elegido

Luego de seis meses de rumores y candidaturas frustradas, 90 delegados de los cafeteros elegirán hoy al nuevo gerente de la Federación, quien sucederá a Jorge Cárdenas.

Aunque ante el congreso extraordinario se presentarán tres nombres (el actual director de la Organización Internacional del Café, Néstor Osorio; el ex ministro Otto Morales; y el ex embajador, Gabriel Silva), se da por descontada la elección de éste último.

Silva les gusta a los cafeteros, también al ministro de Hacienda, Juan Manuel Santos, y tiene el aval del presidente electo, Álvaro Uribe Vélez.

Además, es poco probable que Osorio pueda dejar de lado los compromisos adquiridos con la OIC, los cuales asumió este año. En cuanto a Morales, si bien es amplia su experiencia en el campo económico y el sector público, su perfil no es el requerido para el sector cafetero en las actuales circunstancias.

SEGURO SOCIAL
Para Siempre

LICITACIÓN PÚBLICA V.A. No. 09 DE 2002

OBJETO: El Instituto de Seguros Sociales está interesado en seleccionar el proponente que ofrezca las mejores condiciones para el desarrollo del sistema de información de nómina de pensionados.

PLAZO ESTIMADO DEL CONTRATO: Cinco (5) meses.

PRESUPUESTO OFICIAL: SEISCIENTOS DIECIOCHO MILLONES DE PESOS ($ 618.000.000) m/l.

PARTICIPANTES: Podrán participar las personas naturales y jurídicas nacionales y/o extranjeras, consorcios y uniones temporales, debidamente inscritos, calificados y clasificados en el registro de proponentes Consultores con anterioridad a la fecha de apertura.

APERTURA DE LA LICITACIÓN: La licitación se abrirá el 24 de junio de 2002 en la Vicepresidencia Administrativa Gerencia Nacional de Bienes y Servicios, ubicada en la carrera 9a. No. 64-09, piso 7.

CIERRE DE LA LICITACIÓN: Se cerrará en la misma oficina el 4 de julio de 2002 *a las 3:00 p.m.*

CONSULTA Y COMPRA: Los pliegos de condiciones se pueden consultar y adquirir en la Gerencia Nacional de Bienes y Servicios, ubicada en la carrera 9a. No. 64-09, piso 7 de Bogotá, D.C., y se entregarán previa presentación del recibo de pago en la misma oficina a partir de la fecha de apertura de la licitación.

VALOR DE LOS PLIEGOS DE CONDICIONES: NOVECIENTOS VEINTISIETE MIL PESOS ($ 927.000) m/l, no reembolsables, suma que deberá ser cancelada en la Gerencia Nacional de Tesorería del Seguro Social, ubicada en la Avenida 15 No. 100-43, oficina 203.

REGLAS DE ADJUDICACIÓN: Se tendrán en cuenta los factores señalados en los pliegos de condiciones.

VICEPRESIDENCIA ADMINISTRATIVA

DEPORTES



SHAQUILLE O'NEAL

NBA / CAMPEONES

Lakers: 1, 2 y 3

EAST RUTHERFORD, NEW JERSEY (E.U.)

Los Lakers de Los Ángeles consiguieron anoche su tercer título consecutivo en el baloncesto de la NBA, tras derrotar como visitantes 113-107 a los Nets de Nueva Jersey y barrerlos por 4-0 en la serie final.

Shaquille O'Neal, que anotó 34 puntos y capturó 10 rebotes para los angelinos, fue elegido como el Jugador Más Valioso de la serie final.

El equipo californiano es el más reciente en ganar tres campeonatos seguidos, luego de los Bulls de Chicago, también guiados por Phil Jackson, que tuvieron rachas ganadoras entre 1991 y 1993 y de 1996 a 1998.

De esta manera, los Lakers obtuvieron el decimocuarto título de su historia y se acercaron a solo dos de los líderes de todos los tiempos, los Celtics de Boston.

GOLF / HOY COMIENZA EL US OPEN, CON 'TIGER' WOODS COMO FAVORITO

Un duelo de felinos

La estricta cancha, conocida como el 'Leopardo Negro', tiene llenos de pánico a los jugadores, entre ellos Woods.



Germán Calle
Especial para EL TIEMPO

El 'Leopardo Negro', nombre con el que se conoce la cancha del Bethpage State Park, en Farmingdale (Nueva York), será la fiera a la que se enfrentarán desde hoy los participantes en el US Open de golf, entre ellos otro 'felino': el estadounidense 'Tiger' Woods.

El campo, un par 70 de 7.214 yardas, es el más largo donde se ha jugado el Open en toda la historia. Fue preparado con sadismo y ahora es casi imposible de vencer. El pasto del *rough* es tan alto que parecen trigales y los *greens* tienen una velocidad inusual y escabrosa.

Unos oficiales de la USGA expresaron con sorna que en este US Open se podría establecer una nueva marca, ya que los *greens* son llanos. "¿Qué idiota dijo eso?", manifestó David Duval. Davis Love III, su compañero de entrenamientos, también se quejó: "El único record que yo veo, es el de más golpes para 72 hoyos", dijo.



AP

Que ellos estén inquietos con el 'Leopardo' parecería hasta normal. Pero que 'Tiger' Woods, quien aspira a ganar su octavo Major, sienta pasos de animal gigante, son palabras mayores. "Es el campo más difícil que he visto en mi vida. Si alguien cree que todos vamos a estar bajo par, entonces están locos", comentó Woods después de una de sus vueltas de práctica, donde había intentado una variedad de tiros desde la grama alta y en ninguno pudo llegar al *green*.

"Ganará el que esté mejor preparado mentalmente para jugar un campo como este. Tendrán que cuidar los pares porque los *birdies* no van a abundar", dijo Curtis Stange. Estoy de acuerdo. Pero sigo creyendo que las garras del 'Tigre' serán más poderosas que las del 'Leopardo' y sus rivales.



SANTIAGO BOTERO

CICLISMO / GANÓ LA TERCERA ETAPA DEL DAUPHINÉ LIBERÉ

Otra obra de arte de Botero

PIERRELATTE, FRANCIA (RESUMEN DE AGENCIAS)

En una contrarreloj plana, uno de sus fuertes, el colombiano Santiago Botero volvió a conseguir una victoria de etapa en Europa. Botero se impuso en la tercera etapa del Dauphiné Liberé, por encima de figuras como el estadounidense Lance Armstrong.

Botero empleó 52 minutos y 30 segundos para cubrir el recorrido de 41 kilómetros. Armstrong fue segundo, a 49 segundos, mientras que el español Haimar Zubeldía quedó de tercero a 1m 49s. Víctor Hugo Peña fue décimo a 2m 50s.

El colombiano no está en la pelea por el título de la carrera, que ganaron Martín Ramírez en 1984 y Luis Herrera en 1988 y 1991. Botero está en la casilla 50, a 13m 52s del líder Armstrong. La competencia termina el domingo.



JORGE BANGUERO

FÚTBOL

América, el segundo finalista

Otra vez, América se metió a la final del torneo colombiano. El equipo de Jaime de la Pava venció 2-1 a Envigado en un angustioso partido y jugará el domingo en Cali, contra Nacional, el primer encuentro de la definición del torneo Apertura.

Jorge Banguero y Jairo Castillo anotaron para América. Jacques Carvalho descontó para Envigado.

Por tercer año consecutivo, Santa Fe volvió a quedar eliminado. El triunfo 3-1 sobre Bucaramanga no le sirvió de nada. Los 'búcaros' se fueron arriba con gol de Wilson Carpintero. Los rojos voltearon el juego con anotaciones de Aldo Ramírez, Lucas Jaramillo y Francisco Serrano.

En el Grupo A, Nacional venció 2-1 al Cali y Pasto perdió 2-1 con Magdalena.

Posiciones, Grupo A: 1. Nacional, 16 puntos; 2. Magdalena, 9; 3. Cali, 8; 4. Pasto, 1. Grupo B: 1. América, 12; 2. Santa Fe, 11; 3. Envigado, 8; 4. Bucaramanga, 2.


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2002 FIFA
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ECONÓMICAS

CIFRA DEL DÍA
100.000 millones de pesos desembolsó en cinco meses el Fondo de Capitalización Empresarial.

DÓLAR
Tasa representativa del mercado ▲ $ 2.357,14
Casa de cambio (c) ▶ $ 2.130,00
Casa de cambio (v) ▶ $ 2.155,00

CAFÉ COLOMBIANO
Dólares por libra DIC
Hoy ▼ 0,63
Ayer 0,64

PETRÓLEO
Dólares por barril
Hoy ▲ 25,64
Ayer 24,64

BOLSA DE COLOMBIA
IGBC (Índice General)
Hoy ▲ 1.253,25
Ayer 1.235,39

INTERÉS
Efectivo anual
DTF 8,69%
DTF Trimestre anticipado 8,25%
TBS Efectivo anual Bancos a 90 días n.d

UVR
HOY $ 126,4165
MAÑANA $ 126,4539

MONEDAS

	Pesos por
Euro	$ 2.212,70
Bolívar	$ 1,99
Peso mexicano	$ 246,61

Otra pérdida arbitral

Telecom perdió otro round en un Tribunal de Arbitramento. Esta vez ante Alcatel, empresa con la que firmó en 1993 un contrato de riesgo compartido (joint venture). Telecom no tendrá que girar suma alguna. "Aquí hay una simple diferencia de criterios sobre la forma de liquidar el contrato", aseguró el presidente de la entidad, Hernán Román. La asesora Marcela Monroy agregó: "No hay perjuicio para el Estado, solo se buscaban condiciones ventajosas pero el tribunal no dio la razón a Telecom".

Nuevo indicador

Tasas de interés-Mayo
Modalidad microcrédito

Banco	%
Caja Social	29,96
Popular	29,79
Colmena	29,90
Bancolombia	26,04

Fuente: Superbancaria
Gráfica: Diseño Editorial / EL TIEMPO

La Superintendencia Bancaria comenzó desde ayer a publicar la tasa efectiva anual –promedio ponderado– de los créditos microempresariales. El boletín con las tasas de interés de los créditos ordinario, preferencial y de consumo, que venía publicando a diario, ahora saldrá semanalmente, para cumplir con los objetivos de transparencia y divulgación de la información, dijo.

Ganancias y certificación

El Grupo Empresarial Manuelita reportó ayer ventas, al cierre del 2001, por 203,4 millones de dólares (476,5 mil millones de pesos) y 6.324 empleos generados. Al mismo tiempo, informó la certificación que obtuvo, por un tiempo de 2 años, de manos de Pfizer para ser proveedor de azúcar refinada los productos farmacéuticos. Pfizer tiene presencia en 150 países del mundo.

Ecuador sigue creciendo

El ministro ecuatoriano Julio Emanuel aseguró que la economía de su país crecerá notablemente, por segundo año consecutivo. Estimó que esta vez será de 4 por ciento, "el más alto de América Latina", dijo Emanuel, tras recordar que el vecino país viene de

MINDESARROLLO / ALERTA SOBRE 'DESMONTE DEL ESTADO'

Gotas amargas al empalme

Eduardo Pizano se muestra preocupado y pide al nuevo gobierno señales claras sobre la política de vivienda.



EDUARDO PIZANO, ministro de Desarrollo, teme por el futuro de la vivienda.

El empalme del presidente electo, Álvaro Uribe, con la actual administración, ha perdido la cara de luna de miel que tenía hace apenas cuatro días.

Aunque con tono ponderado, el ministro de Desarrollo, Eduardo Pizano, dejó ver ayer la molestia que le produjo el anuncio de acabar con este despacho y reasignar sus funciones a otras carteras, principalmente la de Comercio, donde fue designado Jorge Humberto Botero, asesor de Uribe durante la campaña.

El malestar de Pizano se suma al del ministro de Hacienda, Juan Manuel Santos, por las primeras declaraciones del nombrado ministro de Trabajo y Salud, Juan Luis Londoño, en contra de la reforma pensional que se debate en el Senado (ver recuadro).

Al instalar un foro internacional sobre financiamiento para las pequeñas y medianas empresas, Pizano pidió a los empresarios, banqueros y analistas, proteger y salvar al Fondo Nacional de Garantías –que el año pasado avaló créditos por 590.000 millones de pesos para personas y empresas de bajos recursos– "ahora que se está mirando desmontar el Estado colombiano".

Ya se sabe, además, de la idea del gobierno entrante de liquidar al Inurbe, que depende del Ministerio y es el encargado de entregar los subsidios para la vivienda social.

El actual titular de Desarrollo dijo que no sabe qué quieren hacer (Uribe y su equipo) con turismo y vivienda, dos áreas que maneja esta cartera, pero "vamos a estar pendientes".

De todas maneras, insistió en que "cada presidente tiene derecho a manejar su administración como quiera y soy respetuoso de esto".

EMISOR / ¿MÁS BAJAS?

EL FONDO EN PENSIONES

Las diferencias entre el ministro de Hacienda, Juan Manuel Santos, y el próximo ministro de Trabajo y Salud, Juan Luis Londoño, van más allá de un simple cruce de palabras entre dos conocedores del tema. Lo que realmente está en discusión son dos concepciones distintas sobre la motivación para hacer la reforma pensional.

Al ministro de Hacienda, Juan Manuel Santos, le preocupa principalmente resolver la crisis de las finanzas públicas. Y tiene lógica: el pasivo pensional significa hoy el equivalente al 200 por ciento del Producto Interno (PIB), lo cual agrava día a día el endeudamiento público del país.

Juan Luis Londoño, en cambio, fue claro en su entrevista con EL TIEMPO, al decir que "el propósito de la reforma debe ser lograr un sistema que mate las incoherencias e inequidades que tiene el sistema.

Por lo pronto, las dos opiniones se han visto reflejadas en una de las discusiones más cruciales: el aumento de las cotizaciones.

Santos insiste en que se aplique un aumento gradual de dos puntos en la cotización, para que pase de 13,5 a 15,5 por ciento para obtener más recursos, porque de lo contrario tendrían que reducirse los beneficios. En cambio, Londoño dice que una eventual alza en la cotización sólo se podría aplicar cuando se vea una recuperación del empleo.

crecimientos negativos de hasta el 7,3 por ciento, que se presentó en el año 1999. El año pasado Ecuador creció 5,6 por ciento.

4.290 empresas beneficiadas



En solamente mayo, 4.290 empresas se beneficiaron con avales del Fondo Nacional de Garantías (FNG) para la obtención de 84.296 millones de pesos en créditos. Para vivienda de interés social (VIS) el fondo garantizó préstamos por 361 millones y 1.483 millones en créditos estudiantiles. En los primeros 5 meses del año el FNG movilizó préstamos por 303.558 millones de pesos, reportó su presidente, Leonardo Correa.

Metas de crédito

Al reportar utilidades en mayo, superiores en 5.026 millones de pesos a las obtenidas en igual mes del año pasado, el banco Colpatria se impuso la meta de colocar en créditos de consumo 70 mil millones de pesos a diciembre próximo y 150 mil millones en hipotecarios y para constructores, según anunció su presidente Santiago Perdomo. El patrimonio del banco llegó a 229 mil millones.

Normas de riesgos profesionales

El sistema general de riesgos profesionales seguirá vigente hasta el próximo 17 de diciembre, plazo que dio la Corte Constitucional para aprobar una ley que le dé vigor a los artículos inexequibles del decreto 1295. El presidente de Suratep, David Wigoda, quien respaldó la medida del tribunal, aclaró que las prestaciones económicas sobre invalidez, incapacidades y pensiones se seguirán pagando como se ha hecho hasta hoy mientras se buscan consenso sobre modificaciones.

Intereses vs inflación

Ya es normal que los miembros de la junta directiva del Banco de la República lleguen a su reunión de los viernes y decidan una reducción de las tasas de interés.

Pero hoy, se acercarán a la mesa con una preocupación adicional: hace tiempo no era tan urgente como ahora estimular el crecimiento a través del costo de dinero.

¿Cómo no? El incremento del Producto Interno Bruto (PIB) fue de apenas el 0,5 por ciento en el primer trimestre.

Su dilema es que la cifra de inflación, a su vez, registró un leve repunte en mayo, y eso podría frenar la decisión de una nueva reducción. El Emisor definirá hoy cual de estas dos variables pesa más en la balanza.

1-17


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ECONÓMICAS

ACCIONES DE MAYOR MOVIMIENTO

Especie	PRECIO Anterior	PRECIO Cierre	VARIACIÓN	VARIACIÓN Porcentual	PRECIO Máximo	PRECIO Mínimo
BOLSA DE BOGOTÁ						
BANBOGOTÁ	6,030.00	6,100.00	70.00	1.16%	6,101.00	6,050.00
SUR.INVERSIONES	1,350.00	1,390.00	40.00	2.96%	1,400.00	1,356.00
CEMARGOS	7,000.00	7,100.00	100.00	1.43%	7,149.00	7,001.00
BANCOLOMBIA	1,701.00	1,777.00	76.00	4.47%	1,800.00	1,707.00
COLTABACO	2,811.00	2,900.00	89.00	3.17%	2,910.00	2,785.00
COL.INVERSIONES	1,275.00	1,330.00	55.00	4.31%	1,368.00	1,262.00
CHOCOLATES	7,000.00	7,100.00	100.00	1.43%	7,200.00	7,100.00
ISAPV	1,151.00	1,200.00	49.00	4.26%	1,200.00	1,169.00
VAL.BAVARIA	180.00	190.00	10.00	5.56%	192.00	179.00
CEMPAZRIO	2,100.00	2,120.00	20.00	0.95%	2,120.00	2,100.00
CEMCARIBE	5,715.00	5,990.00	275.00	4.81%	6,000.00	5,800.00
ÉXITO	3,400.00	3,431.00	31.00	0.91%	3,431.00	3,400.00
NOEL	6,000.00	6,050.00	50.00	0.83%	6,050.00	6,026.00
CORFINSURA	990.00	995.00	5.00	0.51%	1,000.00	994.00
CARULLA	9,700.00	9,950.00	250.00	2.58%	9,950.00	9,850.00
PAVCO	120.00	120.00	0.00	0.00%	120.00	120.00
BAVARIA	8,838.60	8,838.60	0.00	0.00%	8,838.60	8,838.60
AVAL	150.06	150.06	0.00	0.00%	150.06	150.06
BANOCCIDENTE	4,232.00	4,232.00	0.00	0.00%	4,232.00	4,232.00
PROMIGAS	5,300.00	5,300.00	0.00	0.00%	5,300.00	5,300.00
BANSUPERIOR	65.00	65.00	0.00	0.00%	65.00	65.00
BANSANTANDER	550.00	550.00	0.00	0.00%	550.00	550.00
CARTON	2,350.00	2,350.00	0.00	0.00%	2,350.00	2,350.00

Fuente: BVC

ÍNDICES ACCIONARIOS

IGBC
Bolsa de Colombia mayo-junio


1.253,25
1.160,03
29 30 31 04 05 06 07 11 12 13

Fuente: Bolsa de Colombia

DOW JONES
Bolsa de Nueva York mayo-junio


9.923,00
9.502,80
29 30 31 04 05 06 07 11 12 13

Fuente: Bolsa de Nueva York

NIKKEI
Bolsa de Tokio mayo-junio


11.853,00
11.144,84
29 30 31 04 05 06 07 11 12 13

Fuente: Bolsa de Tokio

FTSE 100
Bolsa de Londres mayo-junio


5.083,00
4.771,90
29 30 31 04 05 06 07 11 12 13

Fuente: Bolsa de Londres

LOS MERCADOS

En el mundo

BOLSA DE WALL STREET

NUEVA YORK (EFE)

El promedio Dow Jones de Industriales, el más significativo de Wall Street, cayó 114,91 puntos (1,19 por ciento) para quedar en los 9.502,80 puntos, después de ganar el miércoles 100,50 puntos (1,06 por ciento).

Entre las compañías más castigadas en el Dow Jones figuran Wall Mart, la cadena de grandes almacenes, que perdió 1,92 dólares y se colocó a 56,38 dólares por título;

En Colombia

DÓLAR

Mercado cambiario Junio 13/2002

Precio de apertura	$2.355,00
Precio promedio	$2.357,35
Precio de cierre	$2.362,35
Precio mínimo	$2.340,00
Precio máximo	$2.363,00
Monto	376,63*
No. Operaciones	464

Fuente: Comisionistas de bolsa

ACCIONES

COMERCIO / NEGOCIACIÓN PODRÍA ALCANZAR $ 500.000 MILLONES

Carulla, detrás de mercados Cafam

Aunque aún no se ha concretado, la negociación mejoraría la posición de Carulla frente a Carrefour.

CLARA INÉS RUEDA G.
Editora Económica

La tradicional cadena de supermercados Carulla Vivero, con más de 100 puntos de venta en todo el país, quiere conquistar a la caja de compensación familiar Cafam, para que le venda su negocio de supermercados.

Y aunque el enamoramiento no ha sido tarea fácil, al punto de que aún no se ha concretado ningún compromiso, los diálogos van bastante avanzados y los dos competidores podrían terminar en pareja.

EL TIEMPO buscó al presidente de Cafam, Arcesio Guerrero, pero el directivo prefirió no hacer ningún pronunciamiento al respecto.

Al cierre de esta edición tampoco había sido posible confirmar la información con el presidente de Carulla, Samuel Azout, a quien se le dejó el mensaje.

Sin embargo, fuentes conocedoras de la negociación le confirmaron a EL TIEMPO que el 'compromiso' podría aportarle a Carulla unos 500.000 millones de pesos, que son las ventas de los más de 40 supermercados de Cafam.

La cifra sería un importante embellecedor para Carulla, hoy propiedad del fondo de inversión estadounidense New Bridge, en el otro coqueteo que tiene pendiente.

Este, con la multinacional francesa Carrefour, el cual no se ha podido concretar –entre otras razones– por diferencias en el monto que la colombiana pide por sus encantos y el valor que la extranjera está dispuesta a pagar por tanta belleza.

Las ventas de Carulla el año pasado fueron de 1,3 billones de pesos, cifra sobre la cual se han basado las negociaciones con Carrefour. Con los 500.000 millones de pesos de Cafam, sus ventas se acercarían a los 2 billones de pesos, lo cual la haría verse más hermosa a los ojos de la multinacional.

Para Cafam, las ventajas de un acuerdo serían una disminución de las dificultades que vienen de la mano del negocio de los supermercados, un mal que aqueja a todas las cajas de compensación. En el 2000 por ejemplo, todas las cajas perdieron más de 7.000 millones de pesos en el negocio de mercadeo, que incluye supermercados, restaurantes y centros de acopio.

El lío es que por el lado de las droguerías y ópticas que manejan los resultados fueron distintos: les generaron ganancias por 5.000 millones de pesos. Así las cosas, como en todo proceso de conquista, habrá que limar las diferencias antes de concretar un romance.

otra de las firmas fue 3M, cuyas acciones cayeron 1,75 dólares y se fijaron en los 125,80 dólares por título.

El índice del Nasdaq, en el que cotizan las principales firmas de informática, ordenadores, telecomunicaciones y nuevas tecnologías, bajó así 22,23 puntos (1,46 por ciento) para situarse en los 1.496,89 puntos, después de subir 21,84 puntos (1,47 por ciento) en la fecha anterior.

PETRÓLEO

NUEVA YORK (REUTERS)

El precio del crudo registró el jueves un incremento del cuatro por ciento en Nueva York, por las expectativas sobre un aumento de la demanda en un momento en que se constata un descenso de las reservas almacenadas en Estados Unidos.

El precio de los contratos para julio del Petróleo Intermedio de Texas, el de referencia en Estados Unidos, quedó a 25,64 dólares por barril, después de un alza de un dólar sobre la sesión anterior.

Los contratos para julio del crudo Brent que se negocia en Nueva York finalizaron la sesión también con un incremento, en este caso de 0,45 dólares, para quedar a 24,00 dólares el barril.

La Bolsa de Valores de Colombia cerró la jornada en ascenso con 1,44 por ciento, y su índice general (IGBC) terminó con 1.253,25 puntos.

Se transaron en total 23 operaciones, que sumadas alcanzaron los 5.614 millones de pesos.

Banco de Bogotá, fue el título que mayores recursos movilizó por 1.046 millones de pesos transados.

Se destacaron por aumentar su precio, el título de Valores Bavaria, con 5,56 por ciento, a 190 pesos; Cementos Caribe, con 4,81 por ciento, a 5.990 pesos; BanColombia, con 4,47 por ciento, a 1.777 pesos; entre otros.

FONDOS

ADMINISTRADOR ÚLTIMO MES	FONDO	EFC. META
Asesores en Valores	Invertir	9,87%
Ultrabursátiles	Ultrarenta	9,96%
Correval	Fonval	10,36%
Comis. de Colombia	Opción	11,27%
BBVA Val. Ganadero	Fontesoro	14,54%
Promotora Bursátil	Promorenta	10,34%
Interacción	Interrenta	10,03%
Corredores Asociados	Interés	9,71%
Acciones de Colombia	Acco Renta	10,40%
Suvalor	Surenta	9,24%
Acciones y Valores	Accival	9,96%
Multivalores	Multivalor	8,94%
Nacional de Valores	Rentaval	10,70%
Nación	Renta Nación	9,68%
Valores del Popular	Multiplus	11,23%
Profesionales de Bolsa	Valor	10,04%
Valores de Occidente	Occivalor	10,61%

Fuente: Comisionistas de bolsa

TASAS DE INTERÉS

INDICADOR	UNIDAD	12.06.2002	INDICADOR	UNIDAD	ACTUAL	ANTERIOR
Captación de CDAT		P.Movil-10	UVR	%	0,92	0,71
A 1 día	%Efect.	4,04	DTF	%Efect.	8,69	8,82
Entre 2 y 14 días	%Efect.	5,81	DTF	%Tr. A.	8,25	8,36
Entre 15 y 29 días	%Efect.	4,45	DTF	%Tr. V.	8,42	8,54
A 30 días	%Efect.	4,33	DTF	%Sm. A.	8,16	8,28
Entre 31 y 90 días	%Efect.	5,14	DTF	%Sm. V.	8,51	8,63
Entre 91 y 180 días	%Día venc.	6,06	TCC	%Efect.	9,33	9,31
Más de 181 días	%Efect.	5,80	TCC	%Tr. A.	8,82	8,80
Volumen Operaciones CDAT		Total	TCC	%Tr. V.	9,02	9,00
A 1 día	%Efect.	77,724	TCC	%Sm. A.	8,72	8,71
Entre 2 y 14 días	%Efect.	2,731	TCC	%Sm. V.	9,12	9,10
Entre 15 y 29 días	%Efect.	3,212	Capt. 180	%Efect.	9,12	9,05
A 30 días	%Efect.	586	Capt. 360	%Efect.	9,52	9,90
Entre 31 y 90 días	%Efect.	364	Int. bnc. cte.	%Efect.	19,96	20,00
Entre 91 y 180 días	%Efect.	49	Usura	%Efect.	29,94	30,00
Más de 181 días	%Efect.		Int. Mora	%Efect.	29,94	30,00

(PM10)=Promedio móvil 10 días- Fuente: Superintendencia Bancaria y Banco de la República

FIDUCIARIAS

FIDUCIARIA	FONDO	RENT.
Fiduameris	FCO	9,70%
Fidunión	FCO Unico	8,08%
Fiducolombia	FCO Fiducuenta	10,03%
Fiduprevisora	FCO Efectivo	11,03%
Fiduoccidente	FCO Occi Renta	10,62%
BBVA Fiduciaria	FCO Fam	14,34%
Helm Trust	FCO Credifondo	n.d.
Cititrust	FCO Interfondo	8,80%
Fiducafé	FCO Rentacafé	11,82%
Santander Investment	FCO	9,66%
Fiducomercio	FCO Unir	11,78%
Fiducolmena	FCO	9,72%
Fidutequendamá	FCO Cash	12,29%
Lloyds Trust	FCO Lloyds Open	8,89%
Fiduvalle	FCO Valor Plus	12,42%
Fiducolpatria	FCO Rendir	10,15%

Rentabilidad efectiva neta promedio última semana

Fuente: Sociedades fiduciarias

MONEDAS

PAÍS	MONEDA	US$	PESOS
Europa	Euro	1.0610	2,212.70
Gran Bretaña	Libra Est. (£)	0.6795	3,455.01
Australia	Dólar	1.7668	1,328.78
China	Yuan	8.2769	283.64
Dinamarca	Corona	7.8972	297.28
Rusia	Rublo	31.415	74.731
Suiza	Franco Suizo	1.5656	1,499.54
Japón	Yen (¥)	124.98	18.784
Canadá	Dólar can.	1.5389	1,525.56
Brasil	Real	2.7930	840.56
Argentina	Peso	3.4200	686.46
Perú	Nuevo Sol	3.4500	680.49
Chile	Peso	548.24	4.2822
Venezuela	Bolívar	1,177.00	1.9946
Ecuador	Dólar	1.0000	2,347.68
México	Peso	9.5200	246.61
Panamá	Balboa	1.0000	2,347.68

Fuente: Agencias

ECONÓMICAS

CIFRA DEL DÍA

20.402 personas inscritas en el Sena encontraron trabajo entre enero y abril de este año.

DÓLAR		CAFÉ COLOMBIANO (Dólares por libra OIC)		PETRÓLEO (Dólares por barril)		BOLSA DE COLOMBIA (IGBC, Índice General)		INTERÉS (Efectivo anual)		UVR	MONEDAS (Pesos por)	
Tasa representativa del mercado	$ 2.369,12	Hoy	0,61	Hoy	25,93	Hoy	1.252,07	DTF	8,54%	HOY $ 126,5043	Euro	$ 2.228,34
Casa de cambio (c)	$ 2.130,00	Ayer	0,63	Ayer	25,64	Ayer	1.253,25	DTF Trimestre anticipado	8,11%	MAÑANA $ 126,5296	Bolívar	$ 1,96
Casa de cambio (v)	$ 2.155,00							TBS Efectivo anual (Bancos a 90 días)	8,39%		Peso mexicano	$ 248,12

El matrimonio comercial

Carulla Vivero respondió al requerimiento de la Superintendencia de Valores, en el cual le pedía aclarar la información publicada por EL TIEMPO sobre su intención de comprar el negocio de supermercados de Cafam. En carta enviada a la entidad, el representante legal de Carulla, Miguel Ernesto Cuadros, manifestó que la compañía no ha adelantado ni concretado con la caja compensación familiar "negociación que revista el carácter de información eventual".

Prueba genética en bovinos



Con 28 toros seleccionados y más de 6.000 vacas se inicia la Prueba de Progenie en Colombia. El ...

AJUSTE / SIN PAÑOS DE AGUA TIBIA: HOMMES

Tijera para puestos

El Gobierno electo tendrá que capotear a los duros sindicatos estatales. Habrá recorte en embajadas, consulados, institutos y superintendencias.

JACQUELINE GUEVARA GIL
Redactora EL TIEMPO



EL EXMINISTRO HOMMES, acompañado de la nueva ministra de Defensa, es partidario de un ajuste radical. Jaime García / EL TIEMPO

Con tres millones de colombianos desempleados, una economía creciendo apenas al 0,5 por ciento, unas finanzas públicas con un saldo rojo de 6 billones de pesos y una crítica situación social de pobreza, el recorte del gasto y de la nómina estatal que está dispuesto a ejecutar el gobierno de Álvaro Uribe, comenzó a causar escozor en los trabajadores públicos e interrogantes en los analistas que se preguntan hasta dónde llegará, y si será capaz de completarlo.

La primera alarma la prendieron los trabajadores del Ministerio de Salud, que la semana pasada se tomaron las instalaciones en protesta por la fusión con la cartera de Trabajo. Este podría ser el abrebocas de lo que viene a partir del 7 de agosto próximo cuando se posesione el nuevo funcionarios, está conformado por 280.000 maestros, 180.000 miembros de la Fuerzas Pública y 96.000 trabajadores de la salud, que escaparían de la tijera.

El costo de la nómina oficial no es de poca monta. Para este año se tiene previsto el pago de salarios por 6,8 billones de pesos; es decir, todo lo que se destina al presupuesto de inversión.

El primer recorte

El Gobierno electo no se ha quedado en la retórica. Ya fusionó tres ministerios ... Inte... 34 embajadas y consulados, 19 por ciento de los 176 que Colombia tiene en el mundo. Están en la mira los de República Checa, Chipre, Marruecos y algunos del Caribe.

Un funcionario del gobierno entrante, comentó: ¿Qué razón hay para tener tres representaciones diplomáticas en Italia? La poda en este sector tendrá un costo de 60.000 millones de pesos y representará la salida de por lo menos 100 diplomáticos.

Una tercera etapa es suprimir las más de 10 superintendencias que hay, para dejar ...

PENSIONES

Aportes subirían dos puntos en el 2006

La Comisión Séptima del Senado tiene dos sesiones (martes y miércoles de esta semana) para evacuar el proyecto de reforma pensional. Durante todo el fin de semana la comisión de ponentes y el nuevo ministro de Trabajo y Salud, Juan Luis Londoño, lo mismo que voceros de la administración Pastrana, buscaron acuerdos para impulsar la iniciativa.

El pasado miércoles la comisión aprobó cinco artículos, entre los cuales se destacan el ajuste anual de la pensión mínima al ritmo de la inflación, y la obligación de afiliar a los nuevos trabajadores oficiales al Seguro Social.

Mañana el debate se centrará en encontrar una fórmula que permita aumentar las cotizaciones, las semanas y la edad para aspirar a la pensión.

Frente al reajuste de dos puntos en la cotización, para que pase del 13,5 al 15,5 por ciento, el gobierno saliente fijo una posición en el ...

lánzamiento se llevará a cabo en dos seminarios sobre Mejoramiento Genético; uno se realizará hoy en el hotel Bogotá Plaza, y el otro el miércoles en Turipaná (Córdoba). La prueba está liderada por Corpoica, la Asociación Holstein, Embrapa de Brasil, la Unión de Criadores de Cebú Lechero (Ucebul), las universidades Nacional de Colombia, de Córdoba y de La Salle, y la Cooperativa de Profesionales Afines al Agro (Coovezagro).

Menos café de Centroamérica

Las exportaciones conjuntas de café de Centroamérica, Perú y México bajaron un 14,4 por ciento en mayo, en comparación con el mismo mes del 2001, continuando con el ritmo descendente que se registra desde mediados del año pasado. Las ventas de los productores de los llamados cafés suaves fueron de 1'564.196 sacos de 60 kilos, por debajo de 1'827.381 sacos exportados en mayo del 2001.

Gobierno. Por ahora, la pregunta de boca en boca, desde el empleado de oficina hasta el cónsul es: ¿Quién se quedará sin puesto?

El peso mayor del ajuste recaería en la parte administrativa, de menos de 80.000 trabajadores, porque el grueso de la nómina, de 796.000

rior y Justicia, Trabajo y Salud, Comercio Exterior y Desarrollo-, que tienen una planta de personal de 2.500 personas, aproximadamente.

El segundo paso es eliminar solo dos o tres, y eliminar entidades en las que se presente duplicidad de funciones, o sean ineficientes.

Por los anuncios que ha hecho el gerente de **3-5**

cremento gradual inmediato indispensable para financiar el sistema. El Gobierno Uribe propone un incremento a partir del año 2006, cuando termina **3-3**



COMPUT@DORES

EL EQUIPO IDEAL

Una guía, punto por punto, para que invierta bien su prima de mitad de año y escoja el computador para su familia. 3-7

ACUERDO / CONVENCIÓN POR DOS AÑOS

Levantan paro en Telecom

Después de 28 días de parálisis en la madrugada de ayer se firmó un acuerdo entre la empresa y los trabajadores que le da paz laboral a Telecom en los próximos dos años.

La convención colectiva, retroactiva al primero de enero pasado, le representa a la empresa egresos por un poco más de 30 mil millones de pesos.

El acuerdo es de solo 8 puntos, incluido el que le da vigencia.

Las pérdidas causadas por el cese de actividades, que causó traumatismos en el servicio de larga distancia –nacional e internacional– incomunicando varias regiones del país, se estiman en 26 mil millones de pesos –cerca de 1.000 millones diarios–.

Telecom domina el 70 por ciento de las comunicaciones telefónicas de larga distancia nacional y el 50 por ciento de larga distancia internacional, además que presta el servicio de Internet.

La empresa tiene una pérdida acumulada desde 1996 por 500 mil millones de pesos.

Qué pierden, qué ganan

Sobre el aumento salarial, que cobija a los 6.400 trabajadores, en el primer año de vigencia de la convención, en particular en los temas de tribunales de arbitramento y liquidaciones.

La convención firmada ayer incluye un estudio de las políticas de manejo de las líneas propias de Telecom. Este estudio durará un año, al cabo del cual lo evaluará la junta directiva de la compañía estatal.

El presidente de Telecom, Hernán Román, aseguró a EL TIEMPO: "Estos puntos lo que permiten es una participación democrática de los trabajadores en la empresa, pero no un cogobierno".

Para Telecom es de suma importancia el ítem relacionado con la discresionalidad de la empresa para realizar movimientos de personal en todo el territorio nacional. La inmovilidad de los trabajadores estaba incluida en las anteriores convenciones colectivas y constituía un derecho adquirido.

Por último, se congeló el valor de los aportes de la empresa a los fondos sociales de los trabajadores, que incluyen a los de vivienda y educación. "El documento que se firmó se inscribe en el marco de una empresa en dificultades", dijo el presidente del sindicato, Rafael Baldovino.

Normalizado el servicio

TURISMO / SE CAMBIARON GRANDES VIAJES POR DESTINOS MÁS CERCA Y MÁS BARATOS

Las cuatro vacaciones

Anato propone más descansos para bajar precios y darle más estabilidad al turismo todo el año.

ECONÓMICAS

JULIO SUÁREZ ANTURI
Redactor EL TIEMPO



CARTAGENA DE INDIAS es el destino de visitantes extranjeros más golpeado por la mala imagen de inseguridad que los alzados en armas proyectan al exterior.

La inseguridad causada por los grupos armados al margen de la Ley y las trabas en la obtención de visas a distintos países cambió en el último año las costumbres del turismo.

El desempleo de 3 millones de colombianos y la baja capacidad de ahorro de los que trabajan, también contribuyó a este cambio. El turismo vive un bajón.

El peligro de terminar con un fusil en la nuca, o atado de pies y manos en un "cambuche" guerrillero, ha reducido los viajes por carretera. El ecoturismo, casi ha desaparecido.

Destinos arqueológicos como San Agustín (Huila), que en 1997 visitaron 6.840 extranjeros, el año pasado apenas fueron 1.181. Los parques nacionales recibieron hace 5 años más de

San Andrés, a donde hace 6 años viajaban 450 mil colombianos al año, en el 2001 solo lo hicieron 350 mil. Esto se debe a que la isla se quedó con la imagen de ser un lugar de compras de electrodomésticos. Y no es así.



Óscar Rueda

Aunque el transporte aéreo aumentó entre enero y mayo, las ventas de las agencias de viajes cayeron

los viajeros voltearon a mirar a Panamá, Ecuador y el Caribe. Rueda cuenta que para España hay requisitos exagerados, como presentar tiquetes aéreos de ida y vuelta y reservaciones de hoteles confirmadas.

Por eso, a pesar de que las tarifas a Europa y Estados Unidos han bajado, este año han sido menos los viajeros colombianos a esos lu-

nes, muy encima de su modo de vida normal".

Las propuestas

El presidente de Anato tiene dos propuestas para reactivar el sector turístico. La primera es modificar el calendario de descansos escolares. Tanto el calendario A como el B tiene un período de vacaciones largo; en un caso en junio, y en el otro en diciembre. Rueda propone que a ambos calendarios se les recorte 8 o 10 días. Este tiempo se podría

ciento ponderado. Los trabajadores habían pedido 15 por ciento.

A todos, se les dará, por una sola vez, una bonificación de 200 mil pesos por haber firmado el acuerdo.

El sindicato quedó con el derecho de ocupar 2 puestos en la junta directiva de la empresa, donde tendrán voz pero no voto.

También, formarán parte de un comité encargado de evaluar los alcances de los contratos de riesgo compartido (joint venture), en par- normalizar todos los servicios de Telecom. Los trabajos de mantenimiento de las plantas comenzaron ayer mismo. Las 23.400 líneas que estaban fuera de servicio en Cúcuta ya fueron reanudadas.

Román, finalmente, se abstuvo de comentar sobre las advertencias que la semana pasada hicieron los ministros de Comunicaciones, *Ángela Montoya*, y de Hacienda, Juan Manuel Santos, en cuanto a que Telecom iba en camino de ser liquidada.

el 2001 solamente 732.

La pésima imagen que los grupos armados ilegales proyectan afuera, provocó que 80 mil extranjeros de cruceros hayan cancelado sus reservaciones para el segundo semestre. Este turista visita particularmente a Cartagena, y pese a que lo *hace apenas unas horas*, deja más dinero en esa ciudad que el visitante típico de 4 días.

245.845 millones de pesos.

En general –resume el presidente de la Asociación *Nacional de Agencias de* Viaje (Anato), Óscar Rueda–, "ahora los destinos nacionales se buscan más cerca y más baratos".

En cuanto a los destinos *extranjeros, entre los que* despuntaba España, las muchas trabas para obtener la visa han hecho que

fas al Caribe y Suramérica mantienen su nivel y el número de pasajeros creció. Y a *Centroamérica*, con tarifas 3,8 por ciento más caras, los viajeros aumentaron 9,5 por ciento.

"El turista colombiano tiene buena reputación *afuera* –anota Rueda–, porque cuando sale es que ha ahorrado para vivir a cuerpo de rey en esas vacacio-

mana Santa, y la otra para tener un descanso un octubre.

Es decir, 4 periodos de descanso escolar al año.

La otra propuesta de Rueda es que "se pueda pagar, parte del salario, con bonos de vacaciones, como lo hacen algunas empresas con bonos para supermercados y gasolina".

julsua@eltiempo.com.co

ECONÓMICAS

CIFRA DEL DÍA
2.877 viviendas fueron devueltas a la banca hipotecaria entre enero y abril.

DÓLAR		CAFÉ COLOMBIANO		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS	
		Dólares por libra OIC		Dólares por barril		IGBC (Índice General)		Efectivo anual				Pesos por
Tasa representativa del mercado	▲ $ 2.379,92	Hoy	0,61	Hoy	26,08	Hoy	1.274,44	DTF	8,54%	HOY $ 126,5296	Euro	$ 2.236,92
Casa de cambio (c)	▶ $ 2.130,00	Ayer	0,61	Ayer	25,93	Ayer	1.252,07	DTF Trimestre anticipado	8,11%	MAÑANA $ 126,5548	Bolívar	$ 1,94
Casa de cambio (v)	▶ $ 2.160,00							TBS Efectivo anual Bancos a 90 días	n.d		Peso mexicano	$ 250,70

Lista emisión de Panamco

La junta directiva de Panamco, empresa embotelladora de Coca-Cola, aprobó el reglamento de la emisión y suscripción de 15,2 millones de acciones, para aumentar el capital de la sociedad a 13.500 millones de pesos. Los papeles serán ofrecidos en preferencia a los accionistas, quienes podrán suscribir 3,17 acciones en relación con cada una de las suscritas que posean. Cada acción tiene un precio de 600 pesos.

Nombramientos económicos



La actual Superintendente Bancaria, Patricia Correa, fue ayer ratificada en su cargo. Además, fueron nombrados: Carolina Rentería, funcionaria del Confis y esposa del director encargado de El Espectador, Fidel Cano, como directora de Presupuesto; y Juan Ricardo Ortega, ex secretario económico de Presidencia, como director de Crédito Público.

Colgate sigue con Éxito

Ayer continuaron los rumores sobre un eventual rompimiento de relaciones comerciales entre Colgate Palmolive y Almacenes Éxito. Fuentes de Almacenes Éxito negaron que algo así hubiera ocurrido o que esté a punto de ocurrir y que los productos Colgate siguen en las góndolas de sus tiendas. "Almacenes

ACUERDO / NUEVA CONVENCIÓN SUBE COSTOS EN $35.000 MILLONES

Telecom, ¿el gran perdedor?

Se mantienen los privilegios de la convención en pensiones, vivienda, salud y educación. Quedó sobre el tapete el proceso de liquidación de la empresa.

Después de seis meses de negociaciones, ayer se firmó la nueva convención colectiva de trabajo en Telecom.

Y salvo por el aumento salarial, que no será de 15 sino de 5,4 por ciento, el presidente de Telecom, Hernán Román, no pudo eliminar ninguna de las polémicas prerrogativas que hoy mantiene el sindicato en materia de vivienda, salud, educación, pensiones y préstamos para vehículos.

Por eso, hoy la pregunta es: ¿Quién ganó y quién perdió con el acuerdo? La respuesta más directa la tienen sus dos protagonistas: los presidentes de Telecom, Hernán Román Calderón y de la Unión Sindical de Trabajadores de las Comunicaciones (Ustc), Rafael Baldovino.

Román dijo: "Finalmente nadie ganó y nadie perdió". Baldovino señaló: "Yo creo que gana


TELECOM
TRABAJADORES UNIDOS
A PARO
TELECOM ES COLOMBIA
SITEL
CGTD

TODOS LOS SERVICIOS de telecomunicaciones que ofrece Telecom a nivel nacional se comenzaron a normalizar ayer.

Las pérdidas superan los 26.000 millones de pesos, un poco menos de 1.300 millones por día.

Para recuperar estas pérdidas, por lo menos en parte, Román propone una agresiva estrategia que permita recoger nuevamente el mercado que tomó la competencia, aunque reconoce que será difícil recuperar las pérdidas por facturación y tráfico.

Baldovino anuncia todo el esfuerzo de los trabajadores en el cumplimiento de su deber.

Los acuerdos

con las telefónicas asociadas y que el sindicato tendría dos puestos en la junta directiva de la entidad, con voz pero sin voto.

El resto de la convención, que se acordó en la madrugada del domingo, incluyó un plan de inversiones para poner al día a la empresa; flexibilidad laboral que permita el traslado de personal sin desmejora salarial; mantenimiento de todos los privilegios de los fondos de vivienda, vehículos, bienestar y los auxilios educativos de la anterior convención; reajuste salarial este año del 5,4 por ciento, retroac-

una bonificación, por una sola vez, de 200.000 pesos para cada uno de los 7.000 trabajadores que se pagará en septiembre.

Sobre este segundo paquete del acuerdo laboral, el presidente de Telecom consideró que el aumento salarial y otras prerrogativas, como las de salud, le significarán a la entidad, en los próximos dos años de la convención, unos 35.000 millones de pesos adicionales.

Román sostuvo que en materia salarial, Telecom ganó, porque el sindicato pedía aumento del 15 por ciento. Baldovino, por su parte, indicó: "si cedemos más nos dejan sin nada, además los salarios no tienen mucho impacto y la nómina se redujo en 300 personas".

Román añadió que Telecom ganó porque logró una flexibilidad del sindicato para hacer traslados de personal. Baldovino confesó que su principal frustración fue no lograr que la empresa aceptara eliminar la nómina paralela o contratos temporales.

Frente a la posible liquidación de Telecom que anunciaron los ministros de Hacienda y Comunicaciones salientes, Román comentó que es una decisión que le corresponde a las autoridades económicas del go-

Exito mantiene negociaciones permanentes con sus proveedores, no solo con Colgate sino con los 40.000 que tiene", dijo una fuente de la compañía.

Acuerdo en comunicaciones

Weber Shanwick, la compañía de comunicaciones y relaciones públicas más grande del mundo, con cerca de 60 oficinas, firmó un acuerdo de afiliación con la colombiana Stratcom, qué representará a la multinacional en Colombia y la región andina. Weber Shanwick hace parte del conglomerado Interpublic, que cuenta con empresas como McCann Erickson World Group, FCB Group, Lowe & Partners Worldwide, Bozell y Golin Harris, entre otras.

la empresa y gana el país".

Otros analistas consideran que perdieron el país y Telecom, y que ganó el sindicato.

Sea como sea, las cifras y los términos del arreglo laboral son los que verdaderamente muestran que fue lo bueno, lo malo y lo feo de la negociación.

Los 19 días de paro se dividieron en dos tiempos. Uno del 14 al 22 de mayo, levantado por las elecciones, y otro del 29 de mayo hasta el pasado sábado.

Para levantar el paro antes de las elecciones, las partes acordaron los dos primeros puntos de la convención.

En ese momento se decidió constituir un comité de dos sindicalistas y dos funcionarios para estudiar, analizar y acordar todo lo relacionado con las liquidaciones y pagos de los 14 contratos de riesgo compartido firmados con seis multinacionales.

También se convino consolidar el proceso de integración

tivo al primero de enero, y para el año entrante de la inflación, y

bierno, y Baldovino señaló: "Me parece una estupidez".

Baja inversión

La inversión extranjera en América Latina y el Caribe pasó de 105.000 millones de dólares en 1999 a 80.000 millones en el 2001, según la Cepal. La tendencia negativa persiste por segundo año consecutivo y no se revertirá en el actual ejercicio. "La inestabilidad de la región puede resultar un factor importante a", señaló el secretario ejecutivo del organismo, José Antonio Ocampo.

El Administrador del Sistema de Intercambios Comerciales del Mercado de Energía Mayorista

Informa:

Que, en cumplimiento de lo establecido en la Resolución 116 de 1998 expedida por la Comisión de Regulación de Energía y Gas, iniciará por mandato de EMPRESAS PÚBLICAS DE MEDELLÍN E.S.P. un programa de limitación del suministro de Energía Eléctrica **a partir del día 19 de Junio de 2002**, en el horario comprendido **entre las 10:00 a.m. y las 11:00 a.m.**, a los usuarios atendidos en el ámbito nacional por la EMPRESA DE ENERGÍA ELÉCTRICA DE ARAUCA E.S.P.

Los usuarios pertenecientes a los circuitos no desconectables y los que son atendidos por comercializadores que no están en mora no serán afectados por el programa de limitación de suministro.

Los horarios en que se realizará el programa de limitación de suministro se incrementarán en las siguientes fechas:

FECHA	ANTIGÜEDAD	DURACIÓN	HORARIO
19 junio de 2002 - 1 julio de 2002	31-60	1 hora	10:00 - 11:00
2 julio de 2002 - 31 julio de 2002	61-90	2 horas	09:00 - 11:00
1 Agosto de 2002 - 30 Agosto de 2002	91-120	3 horas	09:00 - 12:00
> 30 Agosto de 2002	> 120	4 horas	09:00 - 13:00

Si la empresa tiene vigente un programa de limitación del suministro, los horarios por corte de energía publicados en este aviso quedarán incluidos en el programa anterior.

El programa de limitación de suministro se cancelará en el momento en que la empresa mandante del procedimiento lo solicite.

Asimismo, informa a todos los usuarios y a los terceros afectados por la limitación de suministro de energía eléctrica que los daños y perjuicios ocasionados serán responsabilidad de la empresa morosa.

TERCER AVISO REGIONAL
Martes 18 de junio de 2002.

JUSTICIA

POLICÍA / ESCÁNDALOS SIGUEN COBRANDO CABEZAS EN ESA INSTITUCIÓN

Renunció Chávez; Bejarano ante Fiscalía

Chávez será investigado por la adquisición de un lote para la construcción de un edificio y por la solicitud que hizo para que la Policía dotara una cafetería para escoltas en el Palacio de Nariño.

El jefe de seguridad del presidente Andrés Pastrana, coronel Royne Elías Chávez, tuvo que dimitir anoche de su cargo. Chávez, que compró un terreno en el centro de Bogotá y construía un edificio de parqueaderos y oficinas, tendrá que explicar a la justicia el origen de los recursos.

Aunque Chávez dijo a la revista *Cambio* que invirtió en la compra 600 millones y que de ese dinero 350 millones son de su esposa, la cantante de tecnocarrilera Marbelle, 100 millones de él y la cifra restante el producto de préstamos de varios amigos, la realidad es que la justicia entrará a evaluar el asunto.

La denuncia se sumó a las indagaciones que adelantan tanto la Procuraduría como la Fiscalía General de la Nación sobre el desvío de casi dos millones de dólares entregados por *Estados Unidos* para la lucha antidrogas.

El coronel Bejarano, que hasta hace un mes estuvo al frente del Comandando de la Policía en el Quindío, explicó ante la justicia sus actividades en el transcurso de su vida como oficial de la institución.

Posteriormente, el fiscal centró la diligencia en las irregularidades que se han denunciado en el manejo de los millonarios dineros que llegaron a la Policía Antinarcóticos y que fueron desembolsados por Estados Unidos.

Algunas versiones señalan que el coronel Bejarano, gracias a su condición como uno de los hombres más cercanos a la Dirección de la Policía, habría influido en el manejo de esos recursos.

Por el presunto desvío de estos dineros para fines aparentemente personales, la Procuraduría General de la Nación inició una investigación disciplinaria, el pasado 11 de junio, en contra de Bejarano y de otros 59 miembros de la Policía.

La diligencia de versión libre y espontánea de Bejarano terminó ese jueves a las 5 de la tarde. Luego, el fiscal del caso ordenó la práctica de pruebas.

Durante 14 años Chávez estuvo a cargo de la seguridad de Andrés Pastrana.

El mismo fiscal seguirá escuchando a los demás oficiales y miembros de la institución implicados en el caso y continuará con la recolección de pruebas.

EL TIEMPO conoció que



CORONEL ROYNE CHÁVEZ, ex jefe de seguridad de la Casa de Nariño. Foto: Cortesía Revista *Cambio*.



Presidencia de la República de Colombia
Secretaría para la Seguridad del Presidente

Bogotá, D.C. 4 de junio de 2002-

Señores

EDUARDO FERNANDEZ FRANCO
FABIO HERNANDEZ RAMIREZ
Abogados comisionados
Procuraduría General de la Nación Delegada para la Policía Nacional

ASUNTO : comunicación REF : Expediente 02-71406/02

En atención a su oficio del 30 de mayo del año en curso dirigido al señor Teniente Coronel JAIRO JHON URIBE CARDENAS Jefe de la Casa Militar de la Presidencia de la República, me permito informarles que mediante oficio de fecha 17 de febrero de 1999 esta Secretaría Solicitó al entonces Director General de la Policía Nacional Señor General ROSSO JOSE SERRANO CADENA la viabilidad de autorizar el suministro de algunos elementos para dotación de la cafetería asignada a la Policía Nacional para atender trescientos (300) funcionarios de la misma Institución, comisionados para la seguridad del Señor Presidente de la República dentro de las Instalaciones del Palacio de Nariño.

El señor General ROSSO JOSE SERRANO CADENA atendió favorablemente la solicitud destinando al efecto los siguientes elementos que relacionó a continuación:

2 estantes
2 vitrinas
16 sillas
4 mesas
Arreglos locativos: muros, pintura

Por esta razón desconozco el costo de los elementos al igual que el origen de los recursos asignados, advirtiéndoles que por parte de esta Secretaría, no se recibieron dineros, no se compraron los elementos, ni se hicieron contratos de ninguna clase al respecto.

Atentamente,

Teniente Coronel ROYNE ELÍAS CHÁVEZ GARCÍA
Secretario para la Seguridad Presidencial

Anexo: copia oficio fechado 17 de febrero de 1999.

FACSÍMIL de explicación de Chávez sobre solicitud de recursos para cafetería en Palacio.

POLÉMICA POR **EDIFICIO DE ROYNE**

Tras la renuncia del coronel Royne Elías Chávez García, jefe de seguridad del presidente Andrés Pastrana, crece la polémica por el edificio de la avenida 39, que construye el oficial.

Según la investigación publicada por la revista *Cambio*, la edificación está proyectada para tener siete niveles en un área de 6 mil 400 metros cuadrados y el avalúo de la obra se estima en 10 mil millones de pesos.

Ayer en la tarde, los residentes aledaños a la obra se mostraron asombrados por la negligencia con que han actuado las autoridades.

"Lo raro es que la obra estuvo parada casi cinco meses, porque empezó sin la licen-



construyendo se convierta en un club nocturno, pues de acuerdo con los planos está previsto hacer en los últimos pisos habita-

LA RENUNCIA

Señor Presidente:

A raíz de los comentarios de prensa de las últimas horas, quiero solicitarle el favor de aceptar mi retiro a partir de la fecha como Secretario de Seguridad de la Presidencia de la República.

Como consecuencia de lo anterior he solicitado al Procuraduría General de la Nación, la Fiscalía General de la República y la Inspección General de la Policía Nacional se investigue mi conducta debido a las imputaciones que algunos medios de comunicación me endilgan.

Ha sido política de su actual Gobierno no permitir que los funcionarios, cuando ocurren hechos de esta naturaleza, respondan las posibles acusaciones en los respectivos cargos.

Consecuentemente con estas pautas hago dejación del cargo, no sin antes agradecerle la confianza que usted y su familia me han brindado durante cerca de 14 años, confianza que jamás olvidaré.

Cordialmente,

Teniente Coronel Royne Elías Chávez García

Secretario para la Seguridad Presidencial.

pugna interna.

En esas indagaciones, Chávez aparece solicitando apoyo a la Dirección de la Policía para construir una cafetería para escoltas, asignados a personajes del Palacio de Nariño.

La solicitud, que según consta en oficio de la Procuraduría, fue atendida directamente por el entonces director de la Policía, Rosso José Serrano, habría utilizado recursos estadounidenses (ver fascímil).

En su carta al presidente Pastrana, a quien escoltó durante los últimos 14 años, Chávez dice que él mismo solicitó a la Procuraduría, a la Fiscalía y a la Inspección General de la Policía, que investiguen su conducta.

Al respecto, el fiscal Luis Camilo Osorio dijo que si hay méritos, la insititución a su cargo abrirá investigación contra el coronel Chávez.

La renuncia de Chávez se suma a la del general Gustavo Socha Salamanca y otros 21 oficiales de la Policía Antinarcóticos, objeto hoy de investigaciones judicial y disciplinaria.

De hecho, el viernes pasado, el ex secretario privado del director de la Policía el coronel Édgar Guillermo Bejarano se convirtió en el primer miembro de esa institución en ser escuchado por la Fiscalía General de la Nación dentro de la investigación que se realiza por la presunta desviación de dos millones de dólares en la Policía Antinarcóticos.

El pasado viernes, a las 9 de la mañana, el coronel Bejarano Chávez se presentó ante un fiscal de la Unidad Nacional Anticorrupción.

Con documentos debajo de su brazo, el coronel llegó en compañía de su abogado y luego el fiscal del caso inició la diligencia: una versión libre y espontánea, bajo el proceso radicado con el número 1020.

Este hecho significa el inicio de una investigación de tipo preliminar, para establecer si el coronel incurrió en alguna conducta ilícita.

El fiscal comenzó preguntándole al coronel sobre su familia, su profesión y otras actividades. También, sobre sus ingresos, sus bienes y propiedades.

funcionarios del gobierno de Estados Unidos entregaron a la justicia colombiana documentos que servirían de prueba para probar las irregularidades.

Fuentes de la Fiscalía explicaron que el coronel Bejarano negó cualquier participación en el manejo irregular de los recursos.

Habla Gilibert

Por su parte, en una carta dirigida a los directores de EL TIEMPO, el director de la Policía Nacional, general Luis Ernesto Gilibert, aseguró que esta institución se atendrá a los resultados de las investigaciones que realiza la Fiscalía y la Procuraduría sobre las presuntas irregularidades que han sido denunciadas por la embajada de Estados Unidos y los medios de comunicación en las últimas semanas.

"Las personas sospechosas de malos manejos han sido retiradas de la institución, y así permanecerán mientras la justicia dicta su fallo... Ni la Policía, ni su director, están ocultando información a la prensa o al público, ni mucho menos a la Fiscalía o a la Procuraduría", afirma Gilibert en su carta, enviada a propósito del artículo de EL TIEMPO 'Policía: Guerra de espionaje', publicado el domingo pasado.

"Con seguridad debe haber dentro de la Policía elementos corruptos, cuyas huellas estamos rastreando... pero puedo asegurar a los señores Directores que lo de 'una institución dividida y salpicada de escándalos' y lo de 'la guerra de espionaje' es una película de fantasía", dice Gilibert en otro aparte de su misiva.

Según el alto oficial, los positivos resultados que han arrojado las acciones policiales son muestra de que esa institución no está dividida.

Más adelante, el Director de la Policía afirma que la salida de esa institución de los generales Teodoro Campo, Ismael Trujillo Polanco y Argemiro Serna no se originó por una

Los generales Teodoro Ocampo y Trujillo Polanco pidieron la baja por razones que ellos sabrán, y el general Argemiro Serna fue retirado en buena parte por comentarios que se hicieron en la sección 'Cosas del día' de EL TIEMPO y en los cuales se quejaban de la ineficiencia de la Policía en Bogotá en la época en que el general Serna era su comandante, comentarios que, a mi juicio, eran justos", dice Gilibert.

Finalmente, el Director de la Policía dice que está listo para entregar su cargo. "No tengo la pretensión de creerme dueño de la institución policial y estoy listo para entregar el cargo, con la frente en alto y muy convencido de la buena fe de todos mis actos, en el momento que mi superior inmediato, el señor Presidente de la República, lo considere necesario", puntualiza el alto oficial.

ción de construcción. Los vecinos quisimos saber qué se estaba construyendo e interpusimos un recurso de reposición, pero como a los dos meses las obras arrancaron nuevamente", dijo Armando Cifuentes, vecino del sector.

Las personas que viven allí argumentan que la zona es un espacio de conservación forestal y otros temen que lo que se está

Habitantes de teusaquillo interpusieron ante el Departamento de Planeación Distrital un recurso de reposición y uno de queja, pero los dos fueron rechazados por fallas formales. Citynoticias intentó hablar con Ignacio Restrepo, curador que expidió la licencia de construcción, pero este respondió que estaba muy ocupado.

LAS CUENTAS DEL CORONEL

En otra carta, el saliente secretario de seguridad presidencial, Coronel Royne Chávez detalla la forma como obtuvo el dinero para la financiar la construcción del edificio en el centro de Bogotá.

"Por Escritura Pública número 1650 de la Notaría 25 de fecha septiembre 18 de 2001, adquirí al Banco Central Hipotecario un lote de terreno de 900,07 metros cuadrados por la suma de $650.000.000, dinero que obtuve de la siguiente manera.

a) Recursos propios: 110.000.000

b) Préstamo al coronel Chávez por la empresa Formas y Espacios: 90.000.000.

c) Préstamos de Alfonso Yee a Coronel Chávez: 150.000.000.

d) Aporte de Marbelle: 150.000.000

e) Aporte Madre de Marbelle 150.000.000

Para un total de 650.000.000".

Agrega el oficial que hasta el momento se han cancelado a la firma Ascinco Ltda, encargada de construir el proyecto, 456 millones de pesos de los 1.050 que vale la obra.

ECONÓMICAS

CIFRA DEL DÍA

Apenas 39,4 por ciento de los empresarios consultados por la Andi desarrollan estrategias para enfrentar el Alca.

DÓLAR		CAFÉ COLOMBIANO (Dólares por libra OIC)		PETRÓLEO (Dólares por barril)		BOLSA DE COLOMBIA (IGBC Índice General)		INTERÉS (Efectivo anual)		UVR	MONEDAS (Pesos por)	
Tasa representativa del mercado	▲ $ 2.383,31	Hoy	0,61	Hoy	25,43	Hoy	1.289,27	DTF	8,54%	HOY $ 126,5548	Euro	$ 2.263,60
Casa de cambio (c)	▶ $ 2.130,00	Ayer	0,61	Ayer	26,08	Ayer	1.274,44	DTF Trimestre anticipado	8,11%	MAÑANA $ 126,5800	Bolívar	$ 1,93
Casa de cambio (v)	▶ $ 2.160,00							TBS Efectivo anual Bancos a 90 días	8,09%		Peso mexicano	$ 250,50

Plan de contingencia

Ecopetrol puso en marcha un plan de contingencia para asegurar el abastecimiento de combustibles en todo el país, tras el paro de 48 horas decretado por los afiliados de la USO en protesta por el asesinato del líder sindical Cesar Blanco Moreno, ocurrido ayer en Bucaramanga. La empresa repudió los actos violentos contra la vida de sus trabajadores.

Licores y cigarrillos chiviados



Archivo / EL TIEMPO

La Dian aprehendió en el Centro Comercial de la Sabana, en Bogotá, más de 1.000 cajas con entre 12 y 24 botellas de Whisky Buchanan's, Chivas Reagal, Sello Negro, Sello Rojo, Grants, Vodka Finlandia, Dubonnet y Baileys, presuntamente de contrabando y con contenido adulterado, cuyo valor supera los 800 millones de pesos. También se encontraron cigarrillos, presumiblemente falsificados en Asia.

Tasas no bajan

Según el departamento de investigaciones económicas de Corfivalle, las tasas de interés que cobran los intermediarios financieros no han bajado al mismo ritmo que lo han hecho las de intervención del Banco de la República, porque éstas se aplican sobre un período muy corto de tiempo (un día), en tanto los plazos de los prestamos son generalmente

DEUDA / LA OPERACIÓN SALDRÁ POR UN MÍNIMO DE US$ 500 MILLONES

Canje de bonos Yankee

Los papeles que se vencen entre el 2002 y el 2005 podrán ser cambiados por títulos para el 2010.

Dentro de la estrategia de mejorar el perfil de la deuda pública, el Gobierno hará un nuevo canje de deuda externa, por un mínimo de 500 millones de dólares.

La idea es que a los inversionistas nacionales y extranjeros que tienen títulos yankees, en euros, yenes o dólares, con vencimientos entre el 2002 y el 2005, se les entregarán papeles con vencimientos en el 2010.

El 25 de junio vence el plazo para presentar las ofertas.

Después de que se haga el canje, el Gobierno podrá venderle bonos a las firmas extranjeras Merryl Lynch y Salomon Smith Barney (encargadas del proceso), para que éstas los ofrezcan entre inversionistas interesados, quienes pagarían en efectivo.

Bonos con vencimiento en 2004-2005


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10000
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0
Argentina
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0 2 4 6 8 10 12 14
Calificación S&P
Mayor riesgo
Menor riesgo

*Spread: puntos sobre los bonos del Tesoro de E. U.
Fuente: Suvalor.

Con ambas transacciones, el departamento de Crédito Público buscará financiar los 300 millones de dólares que quedan pendientes del cupo de endeudamiento que le fue aprobado por el Consejo Nacional de Política Fiscal (Confis) para este año.

La principal motivación de el canje es que, al diferir los vencimientos de deuda a un plazo más largo, se busca bajar la presión que ejercerá sobre las finanzas públicas la avalancha de pagos que están previstos para los próximos años.

Además, se intenta simultáneamente reducir el afán de financiamiento del próximo gobierno.

Este será el tercer gran canje que hace el actual Gobierno. El primeró ocurrió en junio del 2001, cuando se cambió deuda interna por interna, por 6 billones de pesos.

El segundo fue en abril de este año, cuando se cambió deuda externa por interna, por 600 millones de dólares (420 millones en dólares y 180 millones en euros). Lo que se hizo en ese momento fue canjear bonos externos con vencimientos del 2003, 2004 y 2005 por títulos de Tesorería (TES) a 5 y 7 años, con tasas de interés entre el 13,45 y el 13,85 por ciento anual, respectivamente, y por TES a 10 años, a UVR más 7,75 por ciento. La demanda fue más del doble de la oferta inicial, de 250 millones de dólares.

ANDI

Alivio en producción industrial

Los industriales proyectaron un mejor comportamiento para el tercer trimestre del año, luego de que entre enero y abril se registrara un crecimiento del 3,4 por ciento en la producción y las ventas del sector manufacturero.

Según la encuesta mensual de la Asociación Nacional de Industriales (Andi), los resultados están sustentados en un crecimiento de las exportaciones, así como en el incremento del 2,3 por ciento de la demanda doméstica de bienes.

"La economía se prepara para un mejor comportamiento en el segundo trimestre, y yo personalmente no veo la posibilidad de que se entre en una recesión", dijo Luis Carlos Villegas, presidente del gremio.

En el primer trimestre, la economía registró un pobre crecimiento de 0,5 por ciento, y en comparación con el periodo octubre-diciembre del año pasado, cayó 0,9 por ciento, según el Dane.

mayores a un año.

Nuevos dueños

La fabricante de llantas Michelín puso en venta entre sus trabajadores un paquete de acciones que adquirió por el 70 por ciento de ellos. Las primeras 10 acciones se vendieron al 50 por ciento del valor y las siguientes con descuentos del 33 y el 20 por ciento.

PAVCO S.A.
ASAMBLEA EXTRAORDINARIA DE ACCIONISTAS

La Junta Directiva de PAVCO S.A., por unanimidad, convoca a los señores accionistas a la reunión de la Asamblea Extraordinaria de Accionistas de esta sociedad que se efectuará en la ciudad de Bogotá el día 27 de junio de 2002, a las 9:00 a.m., en el hotel Radisson ubicado en la Calle 114 No. 9-65 Teleport Business Park Salón Tulipanes en la ciudad de Bogotá.

El orden del día a tratar es el siguiente:

1. Verificación del Quórum
2. Elección del Presidente y Secretario.
3. Constancia sobre convocatoria de la Asamblea.
4. Reforma Estatutos de la compañía artículos 25, 27, 30 y 52
5. Elaboración del acta

Se ruega a los señores accionistas que no puedan asistir hacerse representar mediante poder legalmente otorgado, carta u otro escrito adecuado.

Bogotá, D.C., Junio de 2002

LA JUNTA DIRECTIVA

| EL TIEMPO |

THE WALL STREET JOURNAL AMERICAS.

1-10 MIÉRCOLES 19 DE JUNIO DE 2002 http://wsj.com *Una publicación de* DOWJONES EL TIEMPO Y GRUPOS DIARIOS DE AMÉRICA

What's News—®

INTERNACIONAL

KODAK, Fuji y H-P se han aliado para crear una red de estándares uniformes para facilitar a los consumidores la impresión de imágenes tomadas por sus cámaras digitales. El esfuerzo de unión de estos archirrivales representa una ofensiva a los intentos de Microsoft por penetrar este mercado.

* * *

Citibank destinará US$100 millones en una nueva campaña publicitaria en EE.UU., pero la mayor parte se invertirá en sólo dos firmas editoriales: Advance Publications y Time, de AOL Time Warner. La estrategia del banco es una señal de cómo los grandes jugadores están abandonando el radio y la TV en favor de los medios impresos.

* * *

Microsoft dijo que apoyará nuevamente el software Java, de su competidor Sun Microsystems, en su sistema operativo Windows. La concesión llegó en la víspera del cierre de argumentos del juicio antimonopolio que se realiza en contra del gigante del software en Washington.

* * *

Oracle registró una caída del 23% en sus ganancias del último trimestre, a US$655,9

El Congreso de EE.UU. planea investigar cómo un analista de Merrill Lynch del sector biotecnológico supo que los reguladores federales rechazarían la solicitud de ImClone para su droga contra el cáncer, Erbitux, antes de que la decisión se hiciera pública. El analista alertó a los corredores de Merrill y estos a sus clientes, que, basados en la información privilegiada, pudieron haber vendido acciones de la firma antes de que cayera precipitadamente.

* * *

El número de millonarios del mundo, definidos como aquellos con activos financieros de al menos US$1 millón, excluyendo bienes raíces, subió a 7,1 millones en 2001, 3% más que el año anterior, según un reporte de Merrill Lynch y Cap Gemini Ernst & Young. La riqueza combinada de estos millonarios es de US$26,2 billones.

* * *

Motorola, Infineon y Agere Systems formarán una nueva empresa para desarrollar y vender la licencia de nuevas tecnologías para teléfonos celulares y computadoras portátiles.

* * *

Exportadores de acero de siete países, entre ellos China

El Gobierno de Bush Cierra los Ojos y Deja Que el FMI Tire un Salvavidas a Brasil

MICHAEL M. PHILLIPS, EN WASHINGTON, Y JONATHAM KARP, EN SAO PAULO
redactores de The Wall Street Journal.

El Fondo Monetario Internacional (FMI) le lanzó a Brasil un salvavidas de US$10.000 millones ayer, pero es posible que el crédito simplemente haya pospuesto un difícil dilema que enfrenta el FMI y su principal accionista, Washington: ¿Se rescata a un país cuyas políticas económicas en general son sólidas, pero cuya deuda puede ser demasiado grande para pagarla?

El dilema podría quedar de manifiesto pronto si la inyección de fondos del FMI resulta insuficiente para asegurarle a los mercados que Brasil se mantendrá al día con su deuda pública neta de US$289.900 millones.


Armínio Fraga

"Un nuevo paquete del (FMI) para Brasil "entraría en conflicto con algunas de las principales metas de este gobierno, como evitar grandes rescates", dice la economista Kristin Forbes, del Instituto de Tecnología de Massachusetts (MIT), hasta hace poco la principal representante del Tesoro estadounidense para Latinoamérica. Pero "no apoyar a un gobierno que ha hecho todas las cosas correctas también sería un precedente peligroso", agrega.

En el caso de Argentina, el gobierno de George W. Bush y el FMI se han negado a entregar más dinero hasta que el gobierno presente un plan económico considerado viable.

Aunque Brasil ya tiene una política económica creíble, su situación se ve complicada por un deterioro en la confianza de los inversionistas ocasionada por la posibilidad de que el candidato de izquierda, Luiz Inácio Lula da Silva, gane las elecciones presidenciales de octubre.

Estados Unidos y el FMI están "enfrentando una decisión mucho más difícil que la que tuvieron con Argentina, porque Brasil ha tenido un desempeño bastante bueno", afirma Morris Goldstein, del Instituto de Economía Internacional, un centro de estudios en Washington. Pero "está claro que la deuda de Brasil, externa e interna, es... aquello de lo que nadie quiere hablar".

En septiembre, el FMI aprobó un préstamo de US$15.700 millones para Brasil como una línea de crédito de reserva para ser usada en caso de emergencia. Esa emergencia ya llegó.

"Este es un intento para mostrar decisión de una manera muy visible y contundente", dijo un alto funcionario del FMI. "El mercado también parece haberlo visto de esa manera".

El anuncio del FMI y una serie de intervenciones en el mercado desde el viernes, han detenido la caída libre del real pero los mercados financieros locales permanecen altamente volátiles.

Las oscilaciones reducen las posibilidades de que el Banco Central reduzca las tasas de interés hoy, aunque indicadores económicos clave sugieren que una baja de la tasa de interés de referencia, que hoy se encuentra en un 18,5%, es casi un hecho.

El último préstamo del FMI sería suficiente para permitir que Brasil se mantenga al día con su deuda interna y externa.

Además, el respetado dúo económico de Brasil, el ministro de Hacienda, Pedro Malan, y el presidente del Banco Central, Armínio Fraga, no le ha pedido al FMI hablar de un nuevo y más grande paquete de crédito.


Pedro Malan

"Nos sentimos alentados por el hecho de que han reaccionado rápidamente, porque los pasos que han dado son sensatos y por la calidad del equipo que está trabajando", dijo Randal Quarles, secretario asistente para asuntos internacionales del Tesoro de EE.UU.

Sin embargo, los inversionistas están preocupados acerca de un posible escenario de cesación de pagos, especialmente si los mercado de exportaciones de Brasil, en EE.UU. y Europa, se vuelven a frenar o si Lula sigue al frente de las encuestas más cerca de las elecciones." "Si el temor de una reestructuración crece, entonces se convierte en una profecía autocumplida", dice Marcelo Salomón, economista para Brasil de ING Barings.

Hicks Muse Trata de Aplacar la Sangría Argentina

KARA SCANNELL
The Wall Street Journal

Hicks, Muse, Tate & Furst Inc. no está anotándose goles en Argentina.

Después de meses de intentar curar las heridas sufridas por la pérdida de los alrededor de

to la situación a la que deben enfrentarse las firmas de Hicks Muse.

El fondo de inversión estadounidense invirtió mucho en Pan American Sports Network, una empresa de cable con sede en Coral Gables, Florida, con operaciones en Buenos Aires y Los Ánge-

Mirando al Sur

Hicks, Muse, Tate & Furst, la firma de compras apalancadas, trata de revivir sus inversiones por más de US$1.500 millones en América Latina. A continuación, las mayores posiciones de la firma en la región:

FIRMA	INVERSIÓN EN, MILLONES DE US$	SITUACIÓN ACTUAL
Pan American Sports Network	660	Pidió protección por bancarrota en marzo



millones, en línea con las estimaciones de Wall Street. Excluyendo un cargo relacionado con su inversión en Liberate Technologies, sus utilidades habrían alcanzado los US$760 millones.

y Rusia, quedaron exentos por la Comisión de Comercio de EE.UU. de cargos de dumping de vigas de acero. La entidad halló que la importación no estaba dañando a los productores estadounidenses.

REGIONAL

CORPORACIÓN Mapfre, aseguradora española, aumentó su participación en la mexicana Seguros Tepeyac a un 99,99%, de un 55,2%. Con esta operación, Mapfre habrá invertido US$104,8 millones en la quinta mayor aseguradora de México.

* * *

Latibex, bolsa para acciones latinoamericanas en España, anunció que la petrolera estatal brasileña Petrobras comenzará a cotizar en ella a partir del primero de julio.

* * *

Petróleos Mexicanos concedió a McDonald, Dettwiler & Asociates un contrato a cinco años para supervisar, vía satélite, derrames y fugas de crudo en el Golfo de México. No se dieron a conocer los detalles económicos.

Hugo Chávez, presidente de Venezuela, y representantes de Royal Dutch/Shell Group y Mitsubishi, firmaron ayer un contrato para construir y operar una planta de gas licuado en la península Paria con una inversión de US$2.500 millones.

Chávez confirmó que el ministro de Petróleo, Álvaro Silva, es el candidato de Venezuela para el puesto de secretario general de la OPEP.

* * *

Tractebel, de Bélgica, dijo que espera finalizar la compra de dos eléctricas en Perú a pesar de las protestas a raíz del anuncio del acuerdo. Tractebel, único postor, ofreció US$167,4 millones por las estatales Egasa y Egesur.

ENVÍE SUS COMENTARIOS A:
AMERICAS@WSJ.COM

US$1.000 millones por sus apuestas en empresas de telecomunicaciones y banda ancha, el fondo de inversión estadounidense está intentando cerrar ahora el paso a otra potencial debacle: los más de US$1.500 millones que ha invertido en América Latina, incluyendo los al menos US$1.000 millones que destinó a un país en crisis como Argentina.

La firma de Dallas recaudó US$960 millones en 1998 para un fondo que iba a invertir en Latinoamérica y utilizó ese dinero, más parte del efectivo de sus fondos de inversión en EE.UU., para hacerse con una gran red de empresas de televisión por cable y firmas de medios.


Thomas O. Hicks

Hicks Muse esperaba trasladar a América Latina su estrategia estadounidense de comprar una empresa y hacerla crecer para luego venderla por un importe mayor. Esa apuesta le permitió obtener jugosas ganancias durante los 80 y 90.

Pero las empresas latinoamericanas adquiridas por Hicks Muse tuvieron problemas financieros al pedir prestado mucho dinero. Luego vino la crisis que hundió a la economía argentina y que se profundizó tras la devaluación del peso en enero de este año.

Esto perjudicó aún más a las compañías que tienen ingresos en pesos pero deudas en dólares, jus-

tos. Esta empresa, en la que Hicks Muse había invertido al menos US$660 millones, se acogió a las leyes de protección por bancarrota en marzo porque no podía hacer frente a sus deudas. Poco después, Hicks Muse ayudó a crear una nueva firma utilizando parte de esos activos.

Hicks Muse tiene al menos otros US$600 millones en juego en Telefónica Holdings de Argentina SA, dueña de Cablevisión, empresa de televisión por cable de Argentina. Además, tiene al menos US$152 millones invertidos en Claxton Interactive Group, un proveedor de contenidos en español y portugués que está muy endeudado.

Los socios de Hicks Muse, así como su cofundador Thomas O. Hicks, no accedieron a ser entrevistados para este artículo. Pero un vocero dice que todavía es muy pronto para juzgar sus inversiones latinoamericanas y que algunas todavía podrían terminar siendo exitosas.

Pero algunos inversionistas de Hicks Muse son menos optimistas. "Esas apuestas fueron muy inteligentes en el momento que se hicieron", dice Charles Froland, director gerente de inversiones de General Motors Investment Management Corp., que invierte en el fondo de América Latina de Hicks, Muse. "Pero fueron realizadas asumiendo un clima de estabili-

Claxton Interactive Group	152	Planea reorganizar su deuda
Telefónica Hldgs. de Argentina*	600	Cablevisión cesó pagos sobre sus intereses

*Dueño de Cablevisión, mayor operador de cable de Latinoamérica. Fuentes: Hicks Muse, empresas


Lael Henderson

dad, que obviamente no se materializó".

Hicks Muse no es la única empresa de inversión con problemas en América Latina. Muchas firmas de inversión en capital privado apostaron por Argentina a fines de los 90 atraídas por la estabilidad monetaria y la promesa de desarrollo del mercado de capitales. Además, al igual que ocurrió con la burbuja económica de EE.UU., los precios de muchos activos en América Latina estaban inflados y los inversionistas, en muchos casos, pagaron demasiado por compañías de la región.

"Definitivamente hay algunas historias de éxito de inversiones individuales, pero no en lo que se refiere al desempeño general de los fondos", dijo Rick Schifter, socio de Texas Pacific Group, fondo de inversión estadounidense que está reduciendo sus inversiones en América Latina.

Cargado de Deudas, el Sector en que Puso su Capital Parece Irse a Pique.

Otras firmas estadounidenses que invierten en empresas no cotizadas a través de fondos de inversión latinoamericanos, como J.P. Morgan Partners, filial del banco J.P. Morgan Chase & Co., y Advent International también sufrieron los efectos.

De todos modos, a diferencia de otros fondos con operaciones en América Latina, Hicks Muse (uno de los mayores inversionistas en la región) destinó gran parte de su dinero a un puñado de empresas, con sus apuestas más fuertes concentradas en Argentina. Otros fondos que invirtieron en la región se concentraron en lugares más estables como México donde la economía está muy ligada a la de EE.UU.

J.P. Morgan ha invertido sólo US$200 millones de su fondo de US$892 millones para América Latina, con un cuarto de esa cifra en empresas mexicanas. Advent, uno de los inversionistas más exitosos en América Latina, está cerca de completar su segundo fondo que podría ser de hasta US$300 millones, superior a su primer fondo de US$240 millones.

Con su mayor inversión individual en América Latina, a través de Pan American Sports, Hicks Muse esperaba construir un gigante de la TV deportiva de paga, como ESPN en EE.UU., al obtener las licencias de dos de los mayores equipos de fútbol de Brasil y otras firmas de marketing deportivo. En febrero, se alió con Fox Sports International, una división de News Corp., para ofrecer programación deportiva.

A pesar de la solicitud de bancarrota de Pan American, Hicks Muse insiste en que la inversión aún tiene potencial. "Creemos que tiene una oportunidad razonable de ser exitosa en el mercado deportivo, tanto en América Latina como con la comunidad hispana de EE.UU.", dice el vocero de Hicks Muse.

La inversión de Hicks Muse en Telefónica Holding de Argentina, cuya unidad Cablevisión es la mayor operadora de TV por cable de América Latina, está en problemas porque los ingresos de Cablevisión están denominados en pesos y su deuda en dólares. Por ese motivo se vio vapuleada cuando el peso comenzó a flotar libremente frente al dólar. Cablevisión también se ha declarado en incumplimiento de pago de los intereses sobre su deuda.

No están claros cuáles serán los próximos pasos de Hicks Muse pero la crisis argentina es ahora la gran amenaza. Hicks Muse también usó una parte de su fondo de inversión estadounidense por US$4.100 millones, que controla inversiones en nuevas empresas de telecomunicaciones así como más del 10% de su nuevo fondo de US$1.600 millones, para inyectar dinero a algunas de sus inversiones latinoamericanas.

Hicks Muse no ha hecho formalmente ninguna rebaja contable en ninguna de sus inversiones latinoamericanas, por lo que técnicamente la firma y sus inversionistas no han perdido dinero hasta ahora. Pero son remotas las posibilidades de que se produzca un cambio que haga posible recuperar esas inversiones y mucho menos ganar dinero con ellas.

AES Cambia de Jefe y Revalúa Negocios Latinoamericanos

MITCHEL BENSON
The Wall Street Journal

El presidente de AES Corp., Dennis W. Bakke, renunció ayer convirtiéndose en la más reciente víctima del desencanto de los inversionistas estadounidenses con las empresas energéticas de ese país.

Bakke, de 56 años, ayudó a crear a AES en 1981, y era su presidente ejecutivo desde 1994. Ahora, se retira en momentos en que la compañía está padeciendo una serie de problemáticas inversiones, particularmente en América Latina. Durante la última década, la firma estadounidense ha estado tratando agresivamente de aprovechar la liberalización del sector energético, creando filiales en 40 países, de Brasil a Sri Lanka.

El directorio de AES eligió a Paul T. Hanrahan, un vicepresidente ejecutivo, para asumir el cargo de Bakke, quien seguirá en la junta directiva de la empresa y tendrá el título de cofundador y presidente ejecutivo emérito.

En una declaración preparada, Bakke reconoció que "la totalidad del sector eléctrico ha pasado por una crisis de confianza" y que los "inversionistas están exigiendo un cambio".

La reorganización, la venta de activos y las empresas conjuntas, en los planes.

Hanrahan, por su parte, dijo que la empresa padece los mismos problemas que otros en el sector energético, incluyendo mercados de capital más difíciles, precios deprimidos "y dificultades en los mercados emergentes". Asimismo, estableció que sus "prioridades inmediatas" incluirán "un enérgico reforzamiento" del balance de la empresa, mejorar la liquidez, reducir gastos operativos y "resolver nuestros importantes problemas en Sudamérica" de una manera que sea beneficiosa para los accionistas de AES. A pesar de los reveses, la compañía tiene algunas ventajas importantes. Para empezar, no está involucrada en el arriesgado negocio de la negociación de energía y tiene poca exposición en los publicitados problemas de la industria en el mercado de California.

Aunque AES no se ha visto en medio de los problemas que han afectado a los ejecutivos de Enron Corp., CMS Energy Corp. y Dynegy Inc., sus acciones se han desplomado en los últimos tiempos. Desde su máximo histórico de más de US$70 en octubre de 2000, sus títulos cayeron a US$44,50 hace aproximadamente un año, en junio de 2001. Ayer, al cierre de la Bolsa de Nueva York, las acciones de AES cerraron en US$5,02, un 1,18% a la baja en comparación con la jornada anterior. Bob Waterman, un miembro externo del directorio y coautor del aclamado libro En busca de la excelencia," dice que cree que el principal problema de AES es que la empresa "creció demasiado rápido [...] particularmente en Latinoamérica".

Bajo la nueva dirección de Hanrahan, Waterman dice que "estamos tratando de evaluar todo en lo que hemos invertido: ¿qué deberíamos conservar? ¿Qué deberíamos vender? y ¿deberíamos mantener vivas esas cosas que ni siquiera son vendibles? Lo último que queremos es poner dinero en algo que no va a dar retornos decentes", agregó.

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

400 millones de dólares fue el superávit comercial con Ecuador el año pasado.

DÓLAR		CAFÉ COLOMBIANO		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS	
Tasa representativa del mercado	2.393,87	Dólares por libra OIC		Dólares por barril		IGBC (Índice General)		Efectivo anual				Pesos por
Casa de cambio (c)	$ 2.130,00	Hoy	0,61	Hoy	25,31	Hoy	1.274,81	DTF	8,54%	HOY $ 126,5800	Euro	$ 2.280,02
Casa de cambio (v)	$ 2.160,00	Ayer	0,61	Ayer	25,43	Ayer	1.289,27	DTF Trimestre anticipado	8,11%	MAÑANA $ 126,6053	Bolívar	$ 1,85
								TBS Efectivo anual Bancos a 90 días	8,30%		Peso mexicano	$ 249,82

Gobierno lanza 'Bono Global'

El Gobierno formalizó ayer el canje de deuda para los tenedores de bonos en moneda extranjera que se vencen entre el 2002 y el 2005, al lanzar el Bono Global, con vencimiento en el 2010. La invitación para participar en la operación, manejada por Salomon Smith Barney y Merryl Lynch, expira el 25 de julio del 2002. Ese día se sabrá el rendimiento del bono.

Listas zonas de exportación

El Gobierno reglamentó el nacimiento de las cuatro Zonas Económicas Especiales de Exportación (Zeee): Cúcuta, Valledupar, Buenaventura e Ipiales. Blandas condiciones en materia de impuestos y un régimen laboral flexible, son los aspectos más destacados delas zonas, que buscan impulsar la inversión y el empleo.

Blindaje aéreo


Avianca

Archivo / EL TIEMPO

Avianca y Aces blindarán las cabinas de aproximadamente 30 aviones que vuelan a Estados Unidos, para cumplir con las exigencias de este país orientadas a prevenir actos de terrorismo con aeronaves. El costo de esta protección se estima en 1,2 millones de dólares y será asumido por Alianza Summa, firma integrada por las dos aerolíneas.

Oportunidad perdida

DIRECTIVOS / LANZAN PÓLIZA DE PROTECCIÓN FRENTE A DEMANDAS POR DECISIONES TOMADAS

Seguro contra 'embarradas'

Las decisiones de buena fe pueden ser demandadas y golpear las finanzas de un directivo empresarial.

¿Quién no quiere ser presidente de una empresa, o al menos altísimo ejecutivo? Seguramente, cualquiera. Pero pocas veces se piensa en los riesgos de tan honroso privilegio, y mucho menos, en la posibilidad de tener que responder con el propio patrimonio por cualquier decisión que afecte las finanzas de la compañía.

Un ejecutivo puede ser demandado por competencia desleal. También, por no aportar a la seguridad social de sus empleados o por una equivocada liquidación de prestaciones sociales. Incluso, por pequeños accionistas que sienten atropellados. Por una conciliación que deteriore el capital empresarial, por una compra con sobrecostos o por el no pago de impuestos, entre una larguísima lista de etcéteras.

Antes eran pocos los riesgos de ocupar un cargo directivo. Sin embargo, como dice el vicepresidente comercial de la aseguradora Shubb de Colombia, Édgar Saavedra, desde la expedición de la Ley 222 de 1995, los directivos de una compañía pública o privada tienen que responder con su patrimonio por sus actos incorrectos y están expuestos a denuncias penales y demandas civiles, laborales o comerciales.



LOS EJECUTIVOS tienen que responder con su patrimonio por sus 'actos incorrectos'.

Hace más de dos décadas, la industria aseguradora mundial diseñó pólizas que amparan ese riesgo y que son tomadas por las empresas como parte de los beneficios que otorgan a sus ejecutivos, incluso por actos del pasado que no se sabe si serán demandados.

Ese tipo de seguro cubre desde los gastos de abogados hasta el pago de los perjuicios tasados por un juez o como resultado de una conciliación (excepto las demandas laborales) a la que obliga la Ley 640 del 2001, que entró en vigencia este año.

Todo cubierto

Las estadísticas en Estados Unidos y Europa, dijo Saavedra, muestran que los mayores gastos de las aseguradoras son los de la defensa judicial.

La protección depende de la cuantía asegurada. Shubb de Colombia, por ejemplo, que solo trabaja con el sector privado, ha expedido pólizas que amparan desde 500.000 hasta 10 y 15 millones de dólares.

La póliza es tomada por la empresa y cubre a un número indeterminado de personas que sean directivos: director, consejero, administrador, gerente, representante legal, miembro de junta directiva, consejo de administración y quienes tengan facultades de decisión o gobierno en la compañía.

El costo (prima) de la póliza, que no cubre actuaciones dolosas o de mala fe, depende del monto amparado, del número de personas aseguradas, del tamaño y de la actividad de la empresa.

Gobierno para expedir las medidas que aceleren el flujo de recursos del sistema de seguridad social en salud, que involucran al Fosyga, Fisalud, EPS, ARS y entidades territoriales, clínicas, hospitales y demás prestadores de los servicios de salud. Al parecer, el Ejecutivo no hará uso de esa herramienta, con lo cual la solución del problema continúa empantanada.

Aviones en tierra en Europa

Los aeropuertos europeos quedaron virtualmente desiertos ayer y los aviones permanecieron paralizados en pista, tras declararse en huelga los controladores aéreos de Francia, en protesta contra un plan de la Unión Europea para reestructurar el sistema aéreo continental. Otros controladores aéreos convocaron además a paros menores en Grecia, Portugal, Italia e Hungría, dijeron las autoridades.

SEGURO SOCIAL
Para Siempre

LICITACIÓN PÚBLICA V.A. No. 04 DE 2002

OBJETO: El Instituto de Seguros Sociales está interesado en seleccionar el proponente que ofrezca las mejores condiciones para el suministro de equipos de cómputo: PC'S, Servidores, Portátiles, Impresoras Matriz de Punto, Impresoras Láser Blanco y Negro, Impresoras Inyección de tinta Color.

PLAZO ESTIMADO DEL CONTRATO: Treinta (30) días calendario.

PRESUPUESTO OFICIAL: CUATRO MIL DOSCIENTOS NOVENTA MILLONES DE PESOS ($ 4.290.000.000) M/L.

PARTICIPANTES: Podrán participar las personas naturales y jurídicas nacionales y/o extranjeras, consorcios y uniones temporales, debidamente inscritos, calificados y clasificados en el Registro de Proponentes Proveedores con anterioridad a la fecha de apertura.

APERTURA DE LA LICITACIÓN: 2 de julio de 2002, en la Gerencia Nacional de Bienes y Servicios, ubicada en la carrera 9a No. 64-09, piso 7.

CIERRE DE LA LICITACIÓN: Se cerrará en la misma oficina 11 de julio de 2002, a las 10:00 a.m.

CONSULTA Y COMPRA DE PLIEGOS: Se pueden consultar y adquirir en la Gerencia Nacional de Bienes y Servicios, ubicada en la carrera 9a No. 64-09, piso 7, de Bogotá, D.C., y se entregarán previa presentación del recibo de pago en la misma oficina a partir de la fecha de apertura de la licitación.

VALOR DE LOS PLIEGOS DE CONDICIONES: Cuatro millones diecisiete mil pesos ($ 4.017.000) m/l., no reembolsables, suma que deberá ser cancelada en la Gerencia Nacional de Tesorería del Seguro Social, ubicada en la Avenida 15 No. 100-43, oficina 203.

REGLAS DE ADJUDICACIÓN: Se tendrán en cuenta los factores señalados en los pliegos de condiciones.

INSTITUTO DE SEGUROS SOCIALES
VICEPRESIDENCIA ADMINISTRATIVA

'Amores perros'

tierna responsabilidad



Las mascotas, y por ende los perros por tener el protagonismo en las preferencias entre los dueños, se han convertido en parte esencial de la cotidianidad, pero han dimesionado su función más allá del simple acompañamiento, al punto de convertirse en gestores de nuevas expresiones de convivencia, afecto y amistad.

Por ello, antes de hablar de tener un perro, hay que reflexionar sobre los alcances y expectativas que implica esa decisión, pues la connotación de objeto no cabe en el nuevo concepto de las mascotas, que se asume más como un vínculo esencial con la naturaleza y el ser humano, que además de amor debe proveer unas buenas dosis de amor y responsabilidad en su relación con el animal.

Uno de los principios básicos, es entender que el perro es un animal con sus propias costumbres naturales, las cuales no deben ser modificadas.

Existen muchas razas con diferentes características, no solo en la conformación física, sino en lo relativo al carácter. Aunque los perros se adaptan bastante bien a todas las situaciones y ambien-

Un ejemplo: la alimentación

En términos generales, desde sus ancestros, el perro fue un animal carnívoro, que por su convivencia con el hombre se ha ido adaptando a comer otro tipo de alimentos, pudiendo llegar a decirse que, en la actualidad, es un animal de alimentación omnívora, comiendo prácticamente lo mismo que el ser humano puede comer.

No obstante, hay que puntualizar que el metabolismo del perro y su capacidad de absorción de alimentos, no es la misma que la del hombre, y por lo tanto existen diferencias entre lo que pueden comer. La alimentación debe de ser lo más equilibrada posible con una adecuada proporción de carbohidratos, proteínas y grasas, acompañada de determinadas vitaminas y sales minerales



EPS, REVOLUCIÓN VETERINARIA

El Sistema de la Eps nació en Cali en 1996, como respuesta a una necesidad de prestar una serie de servicio médicos para los animales, que no estaban contemplados en una consulta veterinaria o eran exclusivos de algunas clínicas o centros veterinarios.

Igualmente con ese modelo se facilitó tanto para mascotas como propietarios, un nuevo esquema de servicios veterinarios prepagados bajo un lema genérico que aplica más a la prevención y control para reducir los problemas y enfermedades a sus niveles más bajos.

En ese sentido, la retroalimentación entre el veterinario, amo y paciente adquiere una dimensión diferente, marcando un trabajo más profundo en el manejo de la mascota, llegando a su hogar y definiendo pautas para mantener su salud, con un una infraestructura más amplia tanto en la parte física como en la profesional que no solo ha cambiado el contexto de la salud veterinaria, sino que ha revolucionado el concepto de la mascota como un ser de vital importancia para sus dueños.

tal debe estar provisto de cuidados y una buena salud cuando esté listo para

sencia se configure en el contexto más adecuado.

Es importante para la salud de su mascota que este cómodo en su hábitat. Además de una correcta alimentación y cuidados preventivos, las obligaciones más importantes con los perros van desde llevarlo periódicamente al veterinario, aplicarle una vacuna antirrábica anual, pasearlo con correa y bozal y evitar que hagan sus necesidades en lugares públicos, sin ningún tipo de aseo por parte del amo.



BUENA ALIMENTACIÓN y cuidado: claves en el perro saludable. Archivo particular

Lo recomendable es que el perro consuma comida elaborada especialmente para él, y no las comidas caseras. El alimento debe suministrarse en platos especiales para perros, los cuales deben lavarse con frecuencia para evitar la degradación biológica de los restos de comida.

Decisión y cambios

Una vez que se decide tener un perro en casa, desde ese momento se recibe un miembro más que se incorporará a tu familia y como hace parte de su nuevo hogar.

El cachorro debe tener 45 días de edad o más; nunca menos, para poder separarlo de la madre. La preparación de su nuevo hogar requiere como condición que el sitio sea cálido con un comedero y un recipiente de agua propios. Los primeros días deseará descansar, y acostumbrarse lo mejor posible al espacio. Lo mejor es no manosearlo ni alzarlo mucho.

Dependiendo de la edad que tenga se le deben suministrar de 2 a 5 veces al día comida, disminuyendo la cantidad de veces a medida que crece.

Los buenos sentidos del perro

Además de la belleza, fuerza o ternura los perros tienen diferencias anatómicas y fisiológicas que le permiten superar a otras especies. Una de esas diferencias y la más reconocida es el olfato.

Ese sentido, es hipersensible debido a que poseen un bulbo olfativo cuatro veces más grande que el hombre, permitiéndole detectar hasta el olor de células que se caen de la piel de cualquier ser humano.

Actualmente se realizan investigaciones y trabajos con perros especialmente entrenados que a través de su olfato pueden percibir por ejemplo: el celo en las vacas ayudando notablemente a la reproducción del ganado.

También, descubrir personas atrapadas en desastres tanto vivas como muertas; diagnosticar cáncer con solo oler en el punto afectado, prevenir a su propietario de que presentara un ataque al corazón, o epiléptico.

En seguridad pueden detectar explosivos o narcóticos. Así mismo, servir como ayuda para la detección de plagas en casas como por ejemplo las termitas con un ciento por ciento de acierto.

Con respecto a la audición, ellos perciben sonidos de alta y baja frecuencia, siendo sensibles a sonidos sutiles como por ejemplo diferenciar el carro de su dueño de otro que está pasando.

También ellos son sensibles al ruido exterior, sonidos como el de la pólvora, música fuerte o gritos entre otros, generan una reacción nerviosa, parecida a la que sufre una persona cuando le hablan al oído con un altavoz.

Hay una habilidad sensorial que aun el hombre no descubre cómo funciona, y es la capacidad que tiene el perro de presentir cuando llega su dueño; al respecto se realizó un experimento en Estados Unidos, donde un perro Fox Terrier se despide de su dueña en la ventana, ella sale con una persona que la acompaña y define su regreso a casa en una hora al azar.

Mientras la mascota duerme, en su rincón preferido, es chequeada por una cámara, que justo faltando 30 minutos para la llegada de su dueña, graba cómo se levanta a la ventana a esperar el regreso de su dueña como lo hace habitualmente; aún habiendo modificado todas las variables como tiempo y transporte.

En cuanto al sentido de la visión: el campo de visión es de 240 a 290 grados, al igual que el gato el mayor tamaño de las áreas de visión binocular, es lo que les da capacidad para saltar con seguridad sobre una presa que se mueva con rapidez.

También hay que aclarar que el perro posee una capacidad visual que le permite ser sensible a baja intensidad de luz y por esto en la noche pueden vigilar mejor que los humanos.



LOS CANINOS tienen capacidades excepcionales con sus setidos frente a otras especies y a los humanos. Archivo / EL TIEMPO

El gato tiene su estilo

A pesar de su forma de ser, a veces calificada como apática o interesada, los gatos son otra de las mejores opciones para ser mascotas, por tener un 'estilo' con su amo y por las facilidades que ofrece en sus cuidados y convivencia.

Ni místico, ni extraño ni malvado; el gato es más bien aseado; esa puede ser la frase más contundente para ejemplificar la característica especial del felino casero, que logra a la par con su aire de independencia y cierto garbo arribista, dar un ejemplo de higiene brutal en el hogar. Si se le acostumbra y se le proporciona un lugar adecuado para realizar sus necesidades, él siempre las hará ahí.

Hay que tener cuidado con enfermedades comunes como las lombrices, la rabia, afecciones respiratorias y enfermedades propias del gato como la Panleucopenia felina o la Rinotraqueitis que pueden traer graves consecuencias.

Aunque no hay que bañarlo, si hay que cepillarlo frecuentemente. El gato es una mascota de personalidad, y ese es quizás su mayor fortaleza, porque no solo pide, sino que asume una posición a veces temperamental, pero cumpliendo a cabalidad con su tarea de dar al lugar que lo acoge otra connotación y a su amo otras experiencias y sentimientos.



EL GATO TIENE misticismo independencia y mucha ternura para quien logra entenderlo como mascota. Archivo / EL TIEMPO

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA
143.700 millones de pesos en TES compró el Emisor en el último mes.

DÓLAR		CAFÉ COLOMBIANO		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS	
Tasa representativa del mercado	$ 2.321,68	Dólares por libra OIC		Dólares por barril		IGBC (Índice General)		Efectivo anual		HOY		Pesos por
Casa de cambio (c)	$ 2.120,00	Hoy	0,67	Hoy	25,31	Hoy	1.166,03	DTF	8,82%	$ 126,0436	Euro	$ 2.160,22
Casa de cambio (v)	$ 2.155,00	Ayer	0,66	Ayer	24,67	Ayer	1.160,59	DTF Trimestre anticipado	8,53%	MAÑANA	Bolívar	$ 2,06
								TBS Efectivo anual Bancos a 90 días	8,10%	$ 126,0809	Peso mexicano	$ 244,85

Interés corriente y usura

La Superintendencia Bancaria *notificó que para* el mes de junio regirá un interés bancario corriente de *hasta* 19,96 *por ciento*, que representa 0,04 por ciento menos que mayo. En cuanto a las normas sobre el delito de usura, el máximo interés posible en junio será de 29,94 por ciento efectivo anual. Este rango es inferior en 0,06 por ciento al que rigió en mayo.

Estado de la construcción

El Dane detectó 1'170.323 metros cuadrados de obras nuevas (29,9 por ciento) y 2'597.544 metros cuadrados (66,3 por ciento) en *proceso de construcción, que ya* habían sido detectadas en este mismo estado en el censo anterior. Entre tanto, 150.298 metros cuadrados que estaban paralizadas fueron reiniciadas. Es decir, el área en proceso aumentó 15,6 por ciento, el área culminada cayó 30,3 y la inactiva bajó 2,2 por ciento.

Cafam incrementa mesada

En 27,66 por ciento aumentará la caja de compensación Cafam sus cuotas mensuales en dinero a partir del pago de junio. O sea que en julio, la cuota *de junio llegará con* 3.900 pesos más que la de mayo, para un total de 18 mil pesos por persona a cargo de los trabajadores afiliados, beneficiarios de esta subvención. Este aumento cubrirá a 267.594 personas a cargo de 139.236 afiliados a Cafam.

Renta vitalicia

CISA / SE GASTARON MÁS DE $10.000 MILLONES EN SANEAMIENTO

Encarte con inmuebles

Los cascarones que recibió los tuvo que sanear Cisa, pero ahora que los 'limpió' no puede sacarlos en bloque al mercado.

JULIO SUÁREZ ANTURI
Redactor EL TIEMPO

En raras ocasiones la abundancia es un encarte. Trae problemas, tanto como la escasez. Ese es el caso de la Central de *Inversiones (Cisa), la entidad* encargada de sanear administrativa, física y jurídicamente los inmuebles que tenían los bancos oficiales golpeados por *la crisis del año 99.*

En este momento tiene saneados *más* de 3.000. Pero no los puede sacar todos a la venta. De hacerlo, inundaría el mercado, dejaría los precios por el suelo y la reactivación de la *construcción y la vivienda* quedaría de nuevo aplazada.

En el proceso de saneamiento de estos inmuebles invirtió el año pasado 10 mil millones de pesos. Ahora, los inmuebles (apartamentos, fincas, locales, *casas y lotes) valen* poco más de 200 mil millones de pesos.

Cisa nació en septiembre del



JAIME DE GAMBOA, presidente de la Central de Inversiones S. A. (Cisa), *entidad del Fogafín que maneja inmuebles.* Mauricio Moreno

Central Hipotecario (BCH), que en *ese momento entró en* liquidación. Fogafín pagó 4.000 *millones* de pesos y le inyectó capital para poder operar.

Lo primero que hizo Cisa fue comprarle la mala cartera a Bancafé. Esta ascendió a 443 mil millones de pesos. Y en diciembre le recibió inmuebles por 91 mil millones.

Así se empezó a poner a Bancafé en condiciones de venta. Lo siguiente fue comprar todo el activo de mala calidad que el BCH *no le vendió a Granahorrar*: cobros por 195 mil millones de pesos e inmuebles

75 por ciento de los inmuebles adquiridos, las seccionales en Barranquilla, Cali, Medellín y Bucaramanga a plena marcha y ganancias por 46.354 millones de pesos.

El gestor de Cisa es un administrador de empresas que se desempeñó en el área comercial de los bancos Bogotá, BIC (hoy Bancolombia), Las Villas (hoy AV Villas) y Bancóldex, y desarrolló el proyecto de los Home Center con la Organización Corona. Este bogotano se llama *Jaime de Gamboa.*

Casos singulares

Muchos de los inmuebles que compró Cisa eran, literalmente, cascarones que, además, tenían cerros de recibos de servicios públicos acumulados y, en no pocos casos, documentación incompleta.

"Los habitantes de esos lugares se fueron llevándose, a pedazos, el inmueble", cuenta De Gamboa. Encontraron muchas casas sin sanitarios, sin clósets, *sin estufa, sin instalaciones eléctricas, sin puertas.*

Otros inmuebles, lo eran solo en el papel. Porque cuando los avaluadores fueron a ver la casa se encontraron con una abultada alfombra de pasto y rastrojo. *De la casa, nada.*

En otras oportunidades hallaron *viejos líos jurídicos* con las casas sin cuota inicial del gobierno de Belisario Betancur (1982-1986), porque la documentación de los créditos no fue debidamente formalizada. Y en este momento, se trata de personas que llevan 15 y más años viviendo ahí, sin jamás haber pagado un peso. Y para completar la situación, *no* son los beneficiarios originales.

3-5

una nueva alternativa de póliza de pensión vitalicia puso la AIG Vida en el mercado, que ofrece una mesada mensual desde la firma del contrato hasta la muerte del último beneficiario de Ley o los designados en las rentas voluntarias. El contrato compromete a AIG Vida a asumir los riesgos de extralongevidad y la variación en la tasa de interés.

año 2000, cuando el Fondo de Garantías de Instituciones Financieras (Fogafín) compró la Central de Seguros del Banco por 62 mil millones.

En apenas 15 meses de existencia, Cisa reportó en diciembre pasado el saneamiento del

ROHM AND HAAS COLOMBIA LTDA

- ESCISION -

Se informa al público en general que la Junta de Socios de la sociedad **Rohm and Haas Colombia Ltda.**, NIT: 860.005.070-9, aprobó en reunión ordinaria llevada a cabo el día 19 de febrero de 2.002, el Proyecto de escisión de la Sociedad. Como resultado de la escisión, se creará una nueva sociedad denominada **Rohm and Haas Inversiones Ltda**. Los parámetros generales del Proyecto de Escisión aprobado son:

a. Sociedades participantes:

1. Sociedad escindida: **Rohm and Haas Colombia Ltda.**, sociedad comercial, de naturaleza limitada, con domicilio principal en la ciudad de Barranquilla - Atlántico, identificada con el N.I.T.: 860.005.070-9 y matrícula mercantil No. 311.967 de la Cámara de Comercio de Barranquilla. La sociedad cuenta actualmente con un capital social de Veintitrés Mil Novecientos Catorce Millones Setecientos Cincuenta y Dos Mil Setecientos pesos ($23.914'752.700) dividido en Doscientos Treinta y Nueve Millones Ciento Cuarenta y Siete Mil Quinientas Veintisiete (239'147.527) cuotas de interés social, con un valor nominal de Cien Pesos ($100) moneda legal colombiana cada una.

2. Sociedad beneficiaria por crear: Se denominará **Rohm and Haas Inversiones Ltda.**, sociedad comercial, de naturaleza limitada, con domicilio principal en la ciudad de Bogotá D.C. y una vez perfeccionada la escisión quedará con un capital social de Veintitrés mil Millones de Pesos M.L. ($23.000'000.000) representado en Doscientas Treinta Millones cuotas o partes de interés social ($230.000.000), cuyo valor nominal es de Cien Pesos ($100) moneda legal colombiana cada una.

b. Activos y pasivos de las sociedades participantes:

1. **La sociedad Rohm and Haas Colombia Ltda**. presenta al 31 de diciembre de 2.001 unos activos en cuantía de Cincuenta y Ocho Mil Cuatrocientos Treinta Millones Quinientos Noventa y Cinco Mil Pesos M.L. ($58.430'595.000) y unos pasivos en cuantía de Trece Mil Ciento Doce Millones Seiscientos Cuarenta y Ocho Mil pesos ($13.112'648.000).

2. Una vez hecha la escisión la sociedad beneficiaria **Rohm and Haas Inversiones Ltda**. tendrá activos en cuantía de Veintitrés Mil Millones de Pesos ($23.000'000.000) y ningún pasivo.

c. Participación de los actuales socios:

Los socios de **Rohm and Haas Colombia Ltda**, aprobaron el Proyecto de Escisión en un esquema en el cual cada uno de los socios registrados, que figuren como tales en el Libro de Socios, el día 19 de febrero de 2.002, recibirán un número de cuotas de capital en la sociedad beneficiaria **Rohm and Haas Inversiones Ltda**. que correspondan a un porcentaje igual al que poseen en la sociedad **Rohm and Haas Colombia Ltda.**

d. Métodos de valuación usados

En razón a que los actuales socios de **Rohm and Haas Colombia Ltda**. serán los mismos socios en **Rohm and Haas Inversiones Ltda.**, y en los mismos porcentajes de participación, se utilizó el valor en libros de la compañía para efectos de la escisión.

Atentamente;

Efraín de Jesús Mendoza Laverde
Rohm and Haas Colombia Ltda.
Representante Legal

DIAN

REPUBLICA DE COLOMBIA
DIRECCION DE IMPUESTOS Y ADUANAS NACIONALES

¡Siente tu bandera, cree en tu país!

LICITACION PUBLICA No. 05 DE 2002

RESOLUCION DE APERTURA No. 5055 DEL 29 DE MAYO DE 2002

OBJETO

LA UNIDAD ADMINISTRATIVA ESPECIAL DIRECCION DE IMPUESTOS Y ADUANAS NACIONALES, tiene la necesidad de contratar la adquisición, instalación y puesta en funcionamiento de Aires Acondicionados para diferentes dependencias de la entidad a Nivel Nacional.

ITEM 1	**NEIVA**
ITEM 2	**FLORENCIA**
ITEM 3	**SINCELEJO**
ITEM 4	**BUCARAMANGA**
ITEM 5	**BUENAVENTURA**

INFORMACIÓN GENERAL

FECHA Y HORA DE APERTURA: 17 de Junio de 2002 a las 11:00 a.m.

FECHA Y HORA DE CIERRE: 28 de Junio de 2002 a las 11:00 a.m.

LUGAR

La entrega de las propuestas será en la Carrera 8a. No. 6 - 64 Edificio San Agustín - segundo piso - División de Adquisiciones y Contratos de la Subsecretaría de Recursos Físicos de la Unidad Administrativa Especial Dirección de Impuestos y Aduanas Nacionales de Bogotá, D.C. ó radicadas por correo en el Grupo de Correspondencia de la Unidad Administrativa Especial Dirección de Impuestos y Aduanas Nacionales, ubicado en la carrera 8 No. 6-60, Edificio San Agustín de Bogotá D.C.

CONSULTA, VENTA Y VALOR DEL PLIEGO DE CONDICIONES

Los interesados en la presente Licitación pueden consultar y/o adquirir el pliego de condiciones en la División de Adquisiciones y Contratos de LA ENTIDAD, carrera 8ª No. 6-64, 2º piso, Edificio San Agustín, Bogotá, D.C., desde el 6 de Junio de 2002 hasta el día 25 de Junio de 2002, entre las 9:00 a.m. y las 5:00 p.m., de lunes a viernes, igualmente puede ser consultado en la pagina WEB de la DIAN, dirección: www.dian.gov.co (Sección contratación - procesos de contratación – licitaciones (barra izquierda de la página).

Los pliegos tendrán un valor de **UN MILLON DE PESOS ($1'000.000.oo)** M/CTE, no reembolsables y consignados en la cuenta de ahorros No. 506-093601-5 del Banco Citibank denominada UAE DIAN RECURSOS PROPIOS.

VISITAS OBLIGATORIAS

Los interesados DEBERÁN asistir a la visita para el ítem que pretendan ofertar, con el fin de verificar físicamente el lugar donde se ejecutará el objeto de la presente Licitación Pública.

CIUDAD	DIRECCIÓN	FECHA	HORA
NEIVA	Carrera 7 No. 6-36	JUNIO 12	11:00 a.m
FLORENCIA	Carrera 16 No. 13-20	JUNIO 11	11:00 a.m
SINCELEJO	Calle 23 No. 18-77	JUNIO 17	11:00 a.m
BUCARAMANGA	Calle 36 No. 14-05	JUNIO 14	11:00 a.m
BUENAVENTURA	Calle 3 No. 2-16 / 18	JUNIO 13	11:00 a.m

AUDIENCIA ACLARATORIA AL PLIEGO DE CONDICIONES

FECHA DE LA AUDIENCIA: 19 DE JUNIO DE 2002

HORA DE LA AUDIENCIA: 10:00 a.m.

La audiencia se realizará en la Carrera 7a. No. 6 – 54. Edificio Sendas. Sala de Juntas de la Unidad Administrativa Especial Dirección de Impuestos y Aduanas Nacionales en Bogotá D.C. Piso 14, ó en el lugar que indique la Entidad por escrito.

CRITERIOS DE EVALUACIÓN

Aspectos Financieros, Precio, Análisis Jurídico y Aspectos Técnicos descritos en el Pliego de Condiciones.

COMUNICACIONES DIRECCION GENERAL DIAN 2001

PRIMER AVISO (Bogotá)

LA COMPAÑIA SURAMERICANA ADMINISTRADORA DE RIESGOS PROFESIONALES Y SEGUROS DE VIDA S.A. - SURATEP S.A.

Hace saber que estando afiliado a SURATEP, falleció el señor **FRADO ALIRIO LÓPEZ RODRÍGUEZ**, el día 3 de diciembre de 2001, quien venía laborando en Asesorías Forestales Especiales Ltda. Las siguientes personas se han presentado a reclamar las prestaciones económicas: la señora María Ofelia Castañeda Bolívar y los menores Yordany, Anderson y Yeferson López Castañeda, en calidad de compañera *permanente e hijos del fallecido. Las personas que se crean con mejor o igual derecho* para reclamar las prestaciones económicas de sobrevivientes, deben solicitarla en la siguiente dirección: Cra. 50 No. 52-50, piso 10, Medellín, Tel. 5113545. **Primer aviso**

REPÚBLICA DE COLOMBIA
MINISTERIO DE DEFENSA NACIONAL

FONDO ROTATORIO DEL EJÉRCITO
DIVISIÓN CONTRATOS E IMPORTACIONES

El **Director General del Fondo Rotatorio del Ejército** se permite informar a los interesados la apertura de las licitaciones que a continuación se relacionan:

Licitación No. 020/2002

OBJETO: Prestación de servicios para el mantenimiento instalaciones Brigada Móvil No. 06 en Popayán (Cauca)
APERTURA: 11 de Junio de 2002 a las 14:00 horas.
VISITA DE OBRA: 13 de Junio de 2002 de las 10:00 a las 12:00 horas
RECEPCIÓN DE OFERTAS: A partir del 11 de Junio de 2002
AUDIENCIA INFORMATIVA: 14 de Junio de 2002 a las 10:00 horas.
CIERRE: *02 de Julio de 2002 a las 11:00 horas.*
VALOR DEL PLIEGO: $ 228.800.oo NO REEMBOLSABLES
CAPACIDAD RESIDUAL DE CONTRATACIÓN: 3.700 S.M.M.L.V.
CLASIFICACIÓN REGISTRO DE CONSTRUCTORES: Especialidad 04 Grupos 02 y 03

Licitación No. 021/2002

OBJETO: Prestación de servicios para el mantenimiento del alojamiento Brigada Móvil No.5 en Saravena (Arauca)
APERTURA: 12 de Junio de 2002 a las 14:00 horas.
VISITA DE OBRA: 14 de Junio de 2002 de las 10:00 a las 12:00 horas
RECEPCIÓN DE OFERTAS: A partir del 12 de Junio de 2002
AUDIENCIA INFORMATIVA: 17 de Junio de 2002 a las 09:00 horas.
CIERRE: 03 de Julio de 2002 a las 09:00 horas.
VALOR DEL PLIEGO: $ 229.800.oo NO REEMBOLSABLES
CAPACIDAD RESIDUAL DE CONTRATACIÓN: 3.720 S.M.M.L.V.
CLASIFICACIÓN REGISTRO DE CONSTRUCTORES: Especialidad 04 Grupos 02 y 03

Licitación No. 022/2002

OBJETO: Prestación de servicios para el mantenimiento del alojamiento Brigada Móvil No.7 en San José del Guaviare.
APERTURA: 12 de Junio de 2002 a las 14:00 horas.
VISITA DE OBRA: 13 de Junio de 2002 de las 15:00 a las 17:00 horas
RECEPCIÓN DE OFERTAS: A partir del 12 de Junio de 2002
AUDIENCIA INFORMATIVA: 17 de Junio de 2002 a las 10:00 horas.
CIERRE: 03 de Julio de 2002 a las 11:00 horas.
VALOR DEL PLIEGO: $ 248.600.oo NO REEMBOLSABLES
CAPACIDAD RESIDUAL DE CONTRATACIÓN: 4.020 S.M.M.L.V.
CLASIFICACIÓN REGISTRO DE PROVEEDORES: Especialidad 04 Grupos 02 y 03

Licitación No. 023/2002

OBJETO: Prestación de servicios para el mantenimiento del alojamiento Brigada Móvil No.4 en Caucasia (Antioquia)
APERTURA: 13 de Junio de 2002 a las 14:00 horas.
VISITA DE OBRA: 17 de Junio de 2002 de las 10:00 a las 12:00 horas
RECEPCIÓN DE OFERTAS: A partir del 13 de Junio de 2002
AUDIENCIA INFORMATIVA: 18 de Junio de 2002 a las 9:00 horas.
CIERRE: 04 de Julio de 2002 a las 09:00 horas.
VALOR DEL PLIEGO: $ 283.600.oo NO REEMBOLSABLES
CAPACIDAD RESIDUAL DE CONTRATACIÓN: 4.590 S.M.M.L.V.
CLASIFICACIÓN REGISTRO DE PROVEEDORES: Especialidad 04 Grupo 02 y 03

ASPECTOS GENERALES

CONSULTA Y VENTA DE PLIEGOS: Los pliegos de condiciones podrán ser consultados en la División de Contratos e Importaciones del Fondo Rotatorio del Ejército, carrera 50 No. 18 - 92, tercer piso. Tel. 446 9563 a partir de la fecha y hora de apertura de las 8:00 hasta las 16:30 horas.
VISITA DE OBRA: La visita será efectuada en los lugares donde se construirá la obra, en la hora y día señalado.
PARTICIPANTES: Podrán participar las personas naturales y jurídicas, consorcios y uniones temporales, previamente inscritas, calificadas y clasificadas en el registro de CONSTRUCTORES de la Cámara de Comercio de su jurisdicción (domicilio), con la capacidad residual de contratación exigida para la licitación.
CRITERIOS DE EVALUACIÓN: Para la evaluación de las propuestas se tendrán en cuenta los siguientes aspectos:

ASPECTOS	Técnicos y Económicos	PUNTAJE	1.000

SEGUNDO AVISO

EL TIEMPO
MARTES 4 DE JUNIO DE 2002



COMPUT@DORES
FIEBRE DE MUNDIAL
Algunos sitios recomendados para seguir paso a paso los acontecimientos de la Copa Mundo, que se realiza en Japón y Corea, hasta el 30 de junio. 3-6

ECONÓMICAS
URIBE SIN AVIÓN PRESIDENCIAL
Quedó congelado el negocio de la compra de un avión 757 200 a la Boeing para uso del Presidente. 3-3



PREVENCIÓN / CINCO EXTORSIONES DIARIAS

El delito anónimo acecha en la red

COMPUTADORES

ANDRÉS GARIBELLO
Especial para EL TIEMPO

Catalina Gómez*, una universitaria bogotana, parece haber perdido la cabeza: miles de computadores de Bogotá –y quizás del mundo– recibieron un mensaje por correo electrónico con una fotografía en la que aparecía su cara sobrepuesta en el cuerpo de una estrella porno, junto al número de un teléfono celular.

Ella denunció el hecho ante las autoridades, que detectaron que el primer mensaje

DAS. Ella desconfiaba de sus compañeros de trabajo y familiares, pero jamás pensó que el agresor fuera su novio, con el que tenía una relación de cinco años.

Para hacer sus fechorías, es usual que los delincuentes usen los cafés Internet. Así lo han descubierto los detectives quienes al rastrear el IP (número que identifica el sitio donde se envió el mensaje) y después el ISP (proveedor de servicio), las direcciones y teléfonos pertenecen a estos establecimientos.

Además de recibir denuncias de amenazas, la Dijín ha

MERCADEO / SEGMENTACIÓN Y GAMA DE ESPECIALES TIENEN QUE SER LA CLAVE

Café: a cambiar el cuento

Colombia tiene que encontrar argumentos de venta distintos a la altísima calidad del grano, para conquistar los mercados internacionales.

CLARA INÉS RUEDA G.
Editora Económica

El café colombiano no puede seguir montado en el *mismo caballito de batalla* que ha utilizado siempre a la hora de conquistar los mercados mundiales: la altísima calidad de su grano.

No es que ahora el producto sea malo, o que no cumpla con las condiciones para deleitar a exigentes paladares. Lo que ocurre es que en el mundo todo cambia y ese lugar lo han tomado en la última década los granos de Centroamérica y, particularmente, de Costa Rica.

A esa conclusión llegó un estudio reciente de la firma Roper Starch Worldwide (ver recuadro). Y con base en sus hallazgos, la Comisión de Ajuste de la Institucionalidad Cafetera, que la semana pasada entregó su informe, recomendó al gremio cambiar radicalmente su estrategia de posicionamiento.

¿Cómo? Por ejemplo, "recurrir al concepto de *multibranding*", dice Luis Carlos Valenzuela, uno de los miembros de la Comisión. Esto significa participar en distintos segmentos de mercado. O como lo dice el informe: "La estrategia competitiva del país hacia el futuro debe buscar la segmentación de la oferta total colombiana en varios productos diferenciados".

Y es que hoy existen en el



EL PROGRAMA DE CAFÉS especiales debe tener prioridad en la nueva institucionalidad cafetera, dice la Comisión de expertos.
Hector Fabio Zamora / EL TIEMPO

ciento del valor en dólares.

El lío es que Colombia solo exporta 550.000 sacos anuales de cafés especiales, un 'lujo' que el país no se puede dar y plantea un amplio margen para mejorar.

Más aún si se tiene en cuenta que el *crecimiento previsto para ese mercado* es del 7 por ciento anual para los próximos años, frente a un relativo estancamiento del resto del consumo.

De manera que si no se monta en ese tren, Colombia corre el riesgo de perder una buena cantidad de ingresos. Eso sí, para abordarlo tiene que saber que los líderes *en la promoción de ese tipo de* productos en Estados Unidos son cadenas como Starbucks, Peets Coffee & Tee y Timothy's, entre otras.

"Un proyecto para consolidar la exportación de un café especial requiere de una larga y continua asistencia técnica para el desarrollo de una calidad diferenciada, para la selección y beneficio de los granos, almacenamiento, posicionamiento de marca, financiación y comercialización exter-

LA IMAGEN DE CONSUMO

la Capital. Meses después encontraron que el culpable era su ex novio que, por celos, hizo el fotomontaje. El caso lo tomó la Fiscalía como tortura sicológica, conducta que puede llevar de 8 a 15 años de prisión, como lo señala el nuevo Código Penal.

Este es el delito más común en Internet, según Óscar Medina, una de las 22 personas –entre detectives e ingenieros de sistemas– de la Unidad de Delitos Informáticos del Departamento Administrativo de Seguridad (DAS), dependencia creada hace tres años.

Los usuarios reciben desde amenazas hasta chismes de pasillo.

El detective Medina sostiene que en Colombia la extorsión, la tortura sicológica y las amenazas ya no se hacen por medio del teléfono o personalmente, sino que el canal más utilizado es el correo electrónico.

El DAS trabaja cinco casos semanales de extorsión por la red y el Grupo de Delitos Informáticos de la Dijín (ente que se creó en julio del año pasado) tiene conocimiento diario del mismo número de casos por injuria y amenazas.

"A los usuarios les llega de todo –dice Medina–. Desde amenazas terroristas o de muerte, hasta problemas de faldas, celos profesionales o chismes de pasillo".

Por ejemplo, una mujer que empezó a recibir amenazas de una persona que le exigía dinero puso la denuncia ante el tafadas en subastas en línea y quejas de adultos a los que por descargar un video de sexo les han cobrado una llamada al exterior.

El capitán Fredy Bautista, jefe del Grupo de Delitos Informáticos de la Dijín, sostiene que la denuncia de fraudes es poca porque, en muchas ocasiones, las personas estafadas hicieron compras de artículos sexuales o de medicamentos sin prescripción médica, como el Viagra.

Milena Quijano, abogada especializada en delitos informáticos, asegura que con las leyes 599 del año 2000 (nuevo Código Penal) y 679 del 2001 (regula, entre otros, la pornografía infantil con menores en Internet), Colombia ha avanzado en legislación.

"Aunque los delitos se pueden enmarcar en la legislación actual, se quedan por fuera algunas conductas, como por ejemplo el hurto y el fraude informático, situaciones que requieren especial inclusión en la ley penal", afirma Quijano.

Enemigos cercanos

No basta que una empresa invierta millones de pesos para la seguridad de sus sitios en Internet. Los enemigos pueden estar dentro de la misma oficina.

Diana Carvajal*, gerente de una prestigiosa empresa de publicidad, lo tiene bien claro. Un empleado **3-8**

mercado un volumen de 5 millones de sacos que son directamente sustitutos del café colombiano, situación frente a la cual es urgente buscar salidas que eviten una sobreoferta.

Exquisitos paladares

Gabriel Silva, miembro de la Comisión, recomienda aprovechar la campaña ciento por ciento Café Colombiano y, al igual que Valenzuela, habla de promover los cafés especiales.

¿Cómo no? Resulta que en el año 2000, este tipo de grano significó el 17 por ciento de las importaciones de Norteamérica, es decir cerca de 4 millones de sacos, y aportó el 40 por

LA IMAGEN DE CONSUMO

Puede que el café colombiano ya no se lleve el premio de la calidad, según el informe de Roper Starch Worldwide, el cual consulta la percepción de tostadores y comercializadores.

Pero tiene "la mejor combinación de elementos favorables", según el análisis que hizo de dicho informe la Comisión de Ajuste a la Institucionalidad Cafetera.

De hecho, el café colombiano está muy por encima de competidores como Brasil, Guatemala y Costa Rica en lo que tiene que ver con 'Imagen de Consumo', lo que podría interpretarse como un buen *Top of Mind.* Esto es, posicionamiento. O dicho de otra manera, cuando un consumidor llega al supermercado a comprar café, la primera marca que se le viene a la cabeza puede ser la de café colombiano.

También se lleva el premio en lo que tiene que ver con percepción de adecuadas políticas comerciales y beneficios como bien transable.

En su informe, la Comisión plantea que "se consideran como las características más favorables y distintivas del café colombiano su imagen, la garantía y volumen de abastecimiento y sus prácticas comerciales".

na", dice la Comisión.

Pero como dichas actividades no están al alcance de los productores individuales, el organismo considera indispensable el apoyo institucional a cooperativas y asociaciones de productores.

"Es deseable que en la institucionalidad cafetera, el programa de cafés especiales tenga prioridad estratégica", enfatiza el informe.

Y además, recomienda que la Federación ajuste su meta de desarrollar la producción de un millón de sacos de cafés especiales, para conquistar un mayor número de paladares educados, que sepan saborear estos famosos cafés especiales.

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

6,1 por ciento cayeron los despachos de cemento gris entre enero y abril.

DÓLAR

Tasa representativa del mercado	$ 2.324,54
Casa de cambio (c)	$ 2.125,00
Casa de cambio (v)	$ 2.155,00

CAFÉ COLOMBIANO — Dólares por libra OIC

Hoy	0,66
Ayer	0,67

PETRÓLEO — Dólares por barril

Hoy	25,33
Ayer	25,31

BOLSA DE COLOMBIA — IGBC (Índice General)

Hoy	1.171,81
Ayer	1.166,03

INTERÉS — Efectivo anual

DTF	8,82%
DTF Trimestre anticipado	8,36%
TBS Efectivo anual Bancos a 90 días	8,28%

UVR

HOY	$ 126,0809
MAÑANA	$ 126,1181

MONEDAS — Pesos por

Euro	$ 2.184,29
Bolívar	$ 2,13
Peso mexicano	$ 243,11

Pérdida en Suramericana

Suramericana de Inversiones arrojó una pérdida de 10.028 millones de pesos al cierre del primer trimestre. Aumentó sus egresos financieros a 14.510 millones, por la adquisición de acciones de *Bancolombia, Protección y Conavi.* Los resultados de estas inversiones, de las que ya obtuvo ingresos por dividendos, por 12.970 millones de pesos, solo los registrará en el estado de resultados al cierre del ejercicio, el próximo 31 de diciembre.

Piden suspender expertos



Hugo Serrano, presidente de la comisión quinta del Senado (en la foto) solicitó ayer a la Procuraduría suspender en sus funciones a cuatro de los cinco expertos de la Comisión de Regulación de Energía y Gas (Creg): Ana María Briceño, Sandra Fonseca, Jaime Blandón y Ricardo Ramírez, ya que en su opinión, no reúnen los requisitos para desempeñar el cargo según lo dispuesto en la Ley 143 de 1994. El único que cumple los requisitos es el director *ejecutivo. David Reinstein.*

Capitalizada BellSouth

La compañía *BellSouth, en la que participa* Valores Bavaria, recibió una capitalización por 14,7 millones de dólares, como consecuencia de una colocación de 25'066.249 acciones realizada el pasado 29 de mayo, informó la empresa a la Superintendencia de Valores. Los recursos serán empleados por la compañía para planes de expansión en Colombia.

Fondos de inversión extranjera

Fondos de inversión extranjera
Portafolio en acciones
(Millones de dólares)

Suramericana de Valores (Suvalor) expresó inquietud por el bajo saldo de los fondos de inversión extranjera,

ACUERDO / LA META SOBRE DÉFICIT FISCAL NO DEBE SER TAN ESTRICTA: ANALISTAS

Por un FMI más flexible

Negociar un déficit fiscal más alto le daría mayor margen de maniobra al nuevo *Gobierno. Para este* año, el descuadre será de 2,6 por ciento del PIB.

A tres meses de vencerse el acuerdo que mantuvo Colombia por tres años con el Fondo Monetario Internacional (FMI), *y ante los anuncios de* renovarlo por parte del presidente electo, Álvaro Uribe, y su ministro de Hacienda, Roberto Junguito, los analistas pidieron negociar unas metas más flexibles para no 'ahorcar' la economía.

Más aún cuando el propio Junguito habló de hacer énfasis en el gasto social, para detener el aumento de la pobreza.

Lo que muchos se preguntan es cómo podrá conciliar di*cho propósito con el ajuste de* las finanzas públicas, que también anunció, al decir que los colombianos tendrán que seguir soportando 'sudor y lágrimas'.

Más difícil será su propósi*to, si se tiene en cuenta* que el país afronta dificultades de orden público que demandarán más recursos.

Según algunos analistas consultados por EL TIEMPO, la alternativa es negociar con el *Fondo una meta de déficit* fiscal más amplia, que le permita un mayor gasto, aunque es justamente esa la salida que piden evitar, por ejemplo, las calificadoras de riesgo norteamericanas.

Un incremento en el gasto no es de buen recibo para muchos sectores, por las implicaciones que tendría en el endeudamiento del país, que es

El descuadre de las finanzas públicas
(Déficit fiscal consolidado -% del PIB)



1997
1998
1999
2000
2001
2002*
-4,0
-3,8
-5,5
-3,5
-3,3
-2,6

(*) Déficit previsto con el FMI para todo el año

Fuente: Confis

muy alto, y sus repercusiones en la inflación. Además, hay quienes sostienen que Colombia ha gastado mucho en los últimos años y sus efectos en el crecimiento no se han visto.

Para este año se fijó un descuadre en las finanzas públicas del 2,6 por ciento del PIB (alrededor de 5 billones de pesos), inferior al registrado el año pasado, de 3,3 por ciento.

El director de Prospectiva *Económica, Javier Fernández,* considera que no es conveniente renovar el acuerdo, porque el país no lo necesita, pero si se toma la decisión de hacerlo, sería mejor una monitoría, al estilo de la que se puso en marcha cuando Junguito fue ministro de Hacienda, en el Gobierno de Belisario Betancur.

El presidente de Analdex, Javier Díaz, dijo que es necesaria una mayor flexibilidad *por la situación en que está la* economía, y por ello se requiere la comprensión de los organismos internacionales.

Álvaro Montenegro, catedrático de la Universidad Javeriana, coincide en que el país no necesita renegociar con el FMI, pues ello se convierte en una camisa de fuerza e impone condiciones de gasto que pueden ir en 1-13

CHAMBACÚ / CONCEPTO DE PROCURADURÍA PASA A FISCALÍA

Piden juicio contra Supervalores



Por presuntas irregularidades que habría cometido cuan- Fiscalía, en una decisión de segunda instancia, confirmó una lógica en documento público. La Procuraduría pide ade-



Noviembre 318
Diciembre 322
Enero 2002 326
Febrero 318
Marzo 320
Abril 290

Fuente: Supervalores
Gráfica: Diseño Editorial / EL TIEMPO

...que en abril apenas llegó a 290 millones de dólares. Opinó que se debe trabajar en 3 frentes: adelantar las reformas para darle viabilidad fiscal y económica al Estado y reducir el riesgo país; democratizar la propiedad de las empresas y ahondar en las prácticas de buen gobierno corporativo.

Ganando liquidez

La titularización de reses gana cada día más terreno en los negocios rurales, porque se ha convertido en factor de liquidez con mínimo riesgo. La presidenta de Fiducolombia, Stella Villegas, afirmó que ya se tienen titularizadas 105 mil cabezas de ganado, que han permitido la movilización de 60 mil millones de pesos. "Tenemos un cumplimiento del ciento por ciento", destacó Villegas.

...do ocupó la gerencia del Inurbe, la Procuraduría solicitó ayer a la Fiscalía llamar a juicio al actual superintendente de Valores, Gabriel Taboada Hoyos, y a ocho personas más, por el sonado caso de la venta de lotes de Chambacú en cercanías de Cartagena.

En un concepto emitido a la delegada ante la Corte Suprema de Justicia, el Ministerio Público explica que Taboada Hoyos, en su calidad de gerente del Inurbe, "fue quien impulsó y dirigió todo el proceso de venta de los lotes en Chambacú, y es autor del delito de falsedad ideológica en documento público".

El 11 de noviembre del 2000 la ... medida de aseguramiento consistente en detención preventiva con beneficio de libertad provisional en contra de Taboada Hoyos, como presunto responsable del delito de falsedad ideo- ... más llamar a juicio a Rómulo Arabia Valderrama, subgerente especial del Inurbe, como autor del delito de celebración indebida de contratos y violación de requisitos.

1-13



GABRIEL TABOADA, Superintendente de Valores.

MINISTERIO DE JUSTICIA Y DEL DERECHO
DIRECCIÓN NACIONAL DE ESTUPEFACIENTES

CONCURSO PÚBLICO No. 01 DE 2002

En cumplimiento de lo dispuesto en el artículo 30 de la Ley 80 de 1993

AVISA

Que mediante Resolución No. 0523 del cuatro (4) de junio de 2002, el Director Nacional de Estupefacientes, ordenó la apertura del concurso que a continuación se describe:

OBJETO: Contratar la interventoría del contrato que se celebre para la realización de la Auditoría Técnica del Programa de Erradicación de Cultivos ilícitos con el Herbicida Glifosato (PECIG) y su Plan de Manejo Ambiental (PMA).

FECHA DE APERTURA: 19 de junio de 2002.

AUDIENCIA DE ACLARACIONES: 24 de junio de 2002.

FECHA DE CIERRE: 28 de junio de 2002.

LUGAR DE APERTURA Y CIERRE: En Secretaría General de la Dirección Nacional de Estupefacientes, ubicada en la carrera 16A No. 79-08, en la ciudad de Bogotá, D.C., Colombia.

PRESUPUESTO OFICIAL: CIENTO CUARENTA MILLONES DE PESOS M/CTE. ($ 140.000.000.00), incluidos los impuestos de ley y demás costos directos e indirectos que se desprendan del objeto contractual.

FECHA DE VENTA DE LOS TÉRMINOS DE REFERENCIA: La venta de los términos de referencia se hará en la Secretaría General de la Dirección Nacional de Estupefacientes, ubicada en el piso 6, de la carrera 16A No. 79-08 de la ciudad de Bogotá, D.C., Colombia, a partir de las 8:00 a.m. del día siete (7) de junio de 2002, y hasta las 4:00 p.m. del día veintiocho (28) de junio de 2002.

PARTICIPANTES: En el presente concurso podrán participar como proponentes las personas naturales o jurídicas nacionales o extranjeras independientemente, en Consorcio o en Unión Temporal que se encuentren interesadas en ofrecer el objeto a contratar, que hayan adquirido los términos de referencia y se ciñan a su contenido, que no estén incursas en las inhabilidades e incompatibilidades previstas en la Constitución, las leyes y específicamente en los artículos 8o., 9o. y 10o. de la Ley 80 de 1993, y además que estén inscritas en el Registro Único de Proponentes de la Cámara de Comercio clasificadas en la Actividad: CONSULTOR, ESPECIALIDAD: 05 Ambiental, GRUPO: 01, 02 o 03 y que a la fecha de cierre del Concurso Público tenga una Capacidad de Contratación Residual (KDC) igual o superior a 500 SMMLV.

CRITERIOS DE EVALUACIÓN: Las propuestas serán evaluadas desde el punto de vista técnico, financiero, administrativo y legal, de conformidad con los factores objetivos de selección, señalados en los términos de referencia.

VALOR DE LOS TÉRMINOS DE REFERENCIA: El valor de los términos de referencia será la suma de CIENTO CUARENTA MIL PESOS M/CTE. ($ 140.000.00). Este valor no será reembolsable y su pago se efectuará en efectivo o cheque de gerencia girado a nombre de la **DNE**, mediante su consignación en la cuenta corriente número 01106006-8 del Banco Popular (recaudo nacional). La oficina del Banco Popular en donde la DNE tiene esta cuenta es la sucursal "Antiguo Country" en Bogotá, D.C.

REPÚBLICA DE COLOMBIA
MINISTERIO DE MINAS Y ENERGÍA
EMPRESA COLOMBIANA DE PETRÓLEOS
ECOPETROL

VICEPRESIDENCIA DE TRANSPORTE

LICITACIÓN PÚBLICA No. VIT-003-02

OBJETO: La Empresa Colombiana de Petróleos -ECOPETROL, está interesada en obtener propuestas para contratar la **"Construcción del Cruce Subfluvial en el río Cauca por el Método de Perforación Horizontal Dirigida"**, según el alcance determinado en el pliego de condiciones.

PRESUPUESTO OFICIAL: 14.329 SMLMV.

REQUISITOS PARA PARTICIPAR:

1. Capacidad para contratar.
2. Inscripción en el Registro de Proponentes y de Contratación de Ecopetrol en la clasificación 1-07-03-00-00, con un "C" (mínimo) = 14.300 SMLMV.
3. Cancelar el valor del pliego de condiciones.
4. Demostración de la capacidad técnica: Haber terminado satisfactoriamente en forma directa, en un (1) contrato, dentro de los últimos siete (7) años anteriores a la apertura de la Licitación, la construcción de un (1) cruce subfluvial por el método de perforación horizontal dirigida equivalente como mínimo a siete (7) pulgadas - kilómetro para tubería de acero instalada de mínimo diez pulgadas (10") de diámetro.
5. Cuando las propuestas sean formuladas por Consorcios o Uniones Temporales, al menos uno de los asociados debe cumplir con la experiencia técnica requerida y a su vez deberá estar inscrito en el Registro de Proponentes y de Contratación de ECOPETROL-RPC, en la clasificación (1-07-03-00-00). Los demás asociados deberán estar inscritos en el Registro de Proponentes y de Contratación de ECOPETROL en una de las clasificaciones siguientes: (1-07-03-00-00) o (1-07-02-01-00), cada uno de ellos, con un "C" mínimo de 7.000 SMLMV.
6. Haber asistido a la visita obligatoria al sitio de los trabajos.
7. Cumplir con la capacidad financiera establecida en el pliego de condiciones. En el caso de consorcios o uniones temporales todos los asociados deben cumplir individualmente con los requisitos de liquidez y endeudamiento; para el caso del patrimonio, los asociados deben sumar sus patrimonios y deben demostrar que el mismo es igual o superior a 14000 SMLMV.
8. No hallarse incurso en cualquiera de las causales de inhabilidad o incompatibilidad señaladas en la Constitución y en la Ley 80 de 1993, en relación con ECOPETROL.
9. Presentar la oferta de acuerdo con lo establecido en el pliego de condiciones.
10. Garantía de seriedad de la oferta, según lo indicado en el pliego de condiciones.

CONSULTA, VENTA Y RETIRO DEL PLIEGO DE CONDICIONES: Desde el 4 de junio de 2002 hasta el 17 de junio de 2002, en el horario de 09:15 a.m. a 4:00 p.m., en las oficinas de la Coordinación de Proyectos de la Vicepresidencia de Transporte de Ecopetrol, ubicadas en la carrera 7 No. 37-69, piso 6, Edificio Teusacá, teléfono 2344000, Ext. 3435 o 3432, fax 2886070 en la ciudad de Bogotá, D.C. La consulta también podrá hacerse a través de Internet en la página: www.ecopetrol.gov.co

VENTA: El pago se efectuará con cheque de gerencia o en efectivo y deberá consignarse en la cuenta de ECOPETROL del Banco Popular, cuenta corriente No. 060-03063-2. El precio del pliego de condiciones es de un millón quinientos cincuenta mil pesos ($ 1.550.000.00) moneda corriente. Posteriormente deberá presentarse dicha consignación en la Caja de ECOPETROL, ubicada en la carrera 7 No. 37-69, piso 5 Tesorería - VIT, en el horario comprendido entre las 8:00 a.m. a 12:00 m.

PLAZO DE LA LICITACIÓN: Desde el 18 de junio de 2002, a las 9:15 a.m. hasta el 17 de julio de 2002, a las 2:15 p.m.

FACTORES DE ESCOGENCIA: Ecopetrol evaluará las propuestas con base en los siguientes factores, cuyo procedimiento detallado se incluye en el pliego de condiciones:

Evaluación técnica	400 puntos
Evaluación económica	600 puntos

SEGUNDO AVISO

EMPRESA COLOMBIANA DE PETRÓLEOS — ECOPETROL

CAMBIO PARA CONSTRUIR LA PAZ

EL TIEMPO

THE WALL STREET JOURNAL AMERICAS.

1-12 MIÉRCOLES 5 DE JUNIO DE 2002 http://wsj.com Una publicación de DOWJONES · EL TIEMPO Y GRUPOS DIARIOS DE AMÉRICA

What's News—®

INTERNACIONAL

ALAN GREENSPAN, presidente de la Reserva Federal, dijo ayer que la economía estadounidense no crecerá durante el resto del año a la misma tasa robusta del primer trimestre, pero que la economía, en general, mantiene un panorama positivo.

* * *

Fiat no planea vender su división de autos a General Motors antes de 2004, pero ambas partes estudian la compra de una participación en la filial de financiamiento de vehículos del grupo italiano por parte de GM.

* * *

Lockheed Martin y Loral Space & Communications estudian combinar sus operaciones de satélites comerciales para contrarrestar las malas condiciones del mercado y competir con mayor fuerza contra el líder del sector, Boeing.

* * *

Roche aumentó un 31% el precio de su oferta por la japonesa Chugai Pharmaceutical. La operación, que sería la primera oferta extranjera por una farmacéutica japonesa, le permitiría a Roche controlar el 50,1% de Chugai.

* * *

PepsiCo sumará sus operaciones de Pepsi-Cola North America a los negocios ya

IBM despedirá a 1.500 de los 20.000 empleados en su unidad de semiconductores. Los despidos se realizarán en distintas plantas en EE.UU.

* * *

Hewlett-Packard espera ahorrar más de lo proyectado tras su fusión con Compaq Computer. La firma dijo que se beneficiará de una rápida y efectiva reducción de 15.000 empleos.

* * *

Heinekeparticipará, junto con su socio, Schoerghuber, en la emisión de acciones de la cervecera alemana Karlsberg International Brand. Tras la operación, Heineken y Schoerghuber tendrán una participación combinada del 45%.

* * *

US Airways recibió dos buenas noticias ayer: el Senado estadounidense rechazó una propuesta para reducir la ayuda a las aerolíneas, lo que renueva sus posibilidades de obtener capital fresco. Por otro lado, el sindicato de pilotos ofreció concesiones que ahorrarían a la compañía unos US$328 millones al año.

* * *

Cerus Corp. y Baxter International, estadounidenses de biotecnología y suministros médicos, ganaron aprobación de la UE para un sistema que

Demandan a Bristol-Myers Por Frenar Competencia de Genéricos

GARDINER HARRIS
The Wall Street Journal

Bristol-Myers Squibb Co., está siendo demandada por los fiscales generales de 29 estados, Distrito de Columbia, Islas Vírgenes y Puerto Rico, quienes alegan que la farmacéutica estadounidense retrasó ilegalmente la competencia genérica a su fármaco para el cáncer, Taxol, lo que costó miles de millones de dólares a pacientes y gobiernos estatales.

La demanda argumenta que Bristol-Myers hizo "descripciones materiales fraudulentas" a la Oficina de Patentes de Estados Unidos para obtener patentes para Taxol, y retrasar la entrada al mercado de los fabricantes de genéricos.

La demanda también establece que Bristol-Myers conspiró con American BioScience Inc., una compañía de biotecnología de California, en una serie de acciones legales cuyo único propósito era frenar la competencia de los genéricos. "Estamos hablando de miles de millones de dólares", dijo Richard Blumenthal, fiscal general de Connecticut. Tras conocerse la noticia, las acciones de Bristol-Myers cayeron US$0,61 centavos, o 1,26% a US$47,65 en Nueva York.

La demanda hace un recuento de los tortuosos pasos por la industria de Taxol, un medicamento que se deriva de la corteza de un

Recaída

Taxol se utiliza como tratamiento para cáncer avanzado de ovarios y mama, así como algunos cánceres de pulmón. Ventas, en millones de US$


1.500
1.000
500
0
1993 94 95 96 97 98 99 00 01

Fuente: Bristol-Myers

árbol de tejo y que fue descubierto por investigadores de los Institutos Nacionales de Salud (NIH). Bristol-Myers adquirió la licencia de este medicamento en 1991, ofreciendo como regalía la bicoca de 0,5%

En ese entonces, miembros del Congreso se quejaron de que Bristol-Myers estaba cobrando en exceso por una medicina que había sido descubierta con dinero del público. Para aplacar estas preocupaciones, ejecutivos de Bristol-Myers aseguraron al gobierno que, para 1998, habría ya competencia por parte de medicamentos genéricos.

"Taxol nunca fue patentada, y no hay una patente posible", dijo Zola Horovitz, una vicepresidente de Bristol-Myers ante miembros del Congreso en enero de 1993.

Pero, mientras tanto, los abogados de Bristol-Myers trabajaban duro en la obtención de dos patentes para Taxol, argumentando que los científicos de Bristol-Myers habían descubierto que el medicamento podía ser administrado durante infusiones de tres horas, en lugar de una agotadora infusión de 24 horas.

Con la patente en mano, Bristol-Myers demandó a Ivax Corp., que esperaba lanzar una versión genérica de la droga en 1997. Las patentes y las maniobras legales que eventualmente involucraron a la firma californiana American BioScience Inc. dejaron a la versión más barata de Ivax fuera del mercado hasta octubre de 2000.

No cabe duda de que Bristol-Myers fue más allá de las prácticas comunes para evitar la competencia a Taxol. La interrogante es si sus acciones fueron legales o no.

"Someter, de manera flagrante, solicitudes falsas de patentes no es permisible", dijo Eliot Spitzer, el fiscal general de Nueva York. "Esto va en contra de las leyes de competencia, y por buenas razones".

American BioScience no ha sido demandada, pero se menciona en la demanda como el conspirador. Los mensajes que se dejaron en la compañía no fueron respondidos.

Escándalo Afecta al Mundo del Arte

MARK MAREMONT
Y JERRY MARKON
The Wall Street Journal

NUEVA YORK

El ex presidente ejecutivo de Tyco International

La acusación llega días después de que Tyco anunciara la súbita renuncia de Kozlowski del conglomerado, que está registrado en el paraíso fiscal de Bermudas. Kozlowski pertenecía al grupo de ejecutivos mejor pagados de Estados Unidos, y ha recibido cientos de millones de dólares en compensaciones de la

Ministro de Perú Promete Mantener el Ajuste Fiscal

PAMELA DRUCKERMAN
The Wall Street Journal

NUEVA YORK

Ante la presión de mostrarle a los empobrecidos peruanos los frutos de la política económica del gobierno, el ministro de Economía Pedro Pablo Kuczynski prometió mantenerse firme a un estricto programa económico.

Kuczynski dijo en una entrevista que su programa de reducción de gastos y privatizaciones que comenzó hace 10 meses atrás cuando asumió su cargo todavía necesita tiempo para convertirse en más puestos de trabajo y mejores salarios.

Prometió que el presidente Alejandro Toledo resistirá la presión de tomar medidas populistas como aumentar el gasto estatal para acelerar el crecimiento de la economía peruana.

"Creo que hay que mantener el libreto y no tentarse con otras soluciones", dijo Kuczynski, luego de una gira de tres días por Nueva York. "Si se toman las medidas macroeconómicas correctas, se logra el crecimiento. Y si se crece, el populismo queda atrás".

Pero tanto en Perú como en Wall Street, hay temor de que el creciente descontento popular y la caída de la popularidad de Toledo lleven al país a tomar otro rumbo.



Pedro Pablo Kuczynski

picana y Quaker en la región, creando una nueva división llamada PepsiCo Beverages and Foods of North America.

de casi todos los patógenos, lo que podría ser la base de un nuevo nivel de seguridad en las transfusiones de sangre.

REGIONAL

CITIGROUP unificará sus operaciones de banca minorista y mayorista eAmérica Latina y la regiódel Caribe para hacer más eficiente la toma de decisiones y su posterior ejecución. Jorge Bermúdez será el presidente ejecutivo de la franquicia unificada de Citibank América Latina.

* * *

Grupo México, empresa minera de México, planea cerrar sus operaciones eCananea eel estado de Sonora, después de que los trabajadores iniciaseuna huelga para exigir mejoras salariales. La compañía está renegociando su deuda.

* * *

El desempleo eVenezuela aumentó al 15,1% emarzo ecomparacióoel 13,7% del mismo mes de 2001. Estimaciones privadas indicaque el desempleo supera el 20%.

CNP Assurances, aseguradora francesa, seguirá tomando provisiones por su exposicióe Brasil debido a los temores de contagio de la crisis argentina, dijo su presidente. CNP controla Caixa Seguros eese país.

* * *

Petrobrás, petrolera brasileña, espera que su produccióde mayo alcance el récord mensual de 1,53 millones de barriles por día. La empresa tambiéanunció udescubrimiento eaguas profundas eel Golfo de México.

* * *

La recaudacióde impuestos de Perú cayó u4,4% emayo frente al mismo mes de 2001. El gobierno atribuyó la caída a rumores de que se extenderíalos plazos de pago.

Envíe sus comentarios a: americas@wsj.com

EE.UU. Busca Más Control Sobre los Inmigrantes

MARJORIE VALBRUN
The Wall Street Journal

El gobierno de Estados Unidos está considerando restituir una práctica que se suspendió hace más de dos décadas, que exige que los inmigrantes y extranjeros que viven legalmente en el país se registren anualmente ante las autoridades federales.

Fuentes del Departamento de Justicia de EE.UU. dicen que la medida sería adoptada, aparentemente, para ayudar al gobierno a seguir la pista a los inmigrantes que entran y salen del país, una iniciativa que se ha convertido en una parte importante de las nuevas medidas de seguridad fronteriza implementadas desde los atentados de septiembre.

Distintas fuentes mencionaron que el Departamento de Justicia planeaba anunciar el registro nacional de extranjeros ayer, pero retrasó el aviso hasta que las autoridades decidan si el registro será necesario para todos los extranjeros o sólo para ciudadanos de ciertos países o nacionalidades. Probablemente, los extranjeros tendrían que registrarse ante las autoridades de inmigración.

Es probable que la medida desate más acusaciones de que el Departamento de Justicia está mermando las libertades civiles en nombre de la seguridad nacional. Los defensores de la inmigración dicen que el plan de registro enviaría el mensaje a los extranjeros legales de que en EE.UU. son ciudadanos de segunda clase a pesar de su situación legal.

L. Dennis Kozlowski, fue acusado de conspirar con galerías y asesores de arte para evadir el pago de más de US$1 millón en impuestos sobre la venta de obras de arte, incluyendo pinturas de Monet y Renoir.

El caso, que las autoridades de Nueva York siguen investigando, ha generado nerviosismo entre el mundo del arte de Nueva York, que está anticipando la acusación de corredores de arte y asesores que pudieron haber ayudado a Kozlowski. Ayer, se especuló extensamente que un prominente corredor de arte está cooperando con los procuradores, y podría involucrar a otros individuos acaudalados.


L. Dennis Kozlowski

La acusación de Kozlowski por el fiscal de distrito de Manhattan, Robert M. Morgenthau, parece salida de una novela criminal. Está plagada de facturas falsas, envíos de cajas vacías y costosas pinturas siendo transportadas miles de kilómetros a lugares apartados.

Los procuradores dijeron que las artimañas tuvieron la intención de aparentar que el arte (con un valor total de US$13.175.000) era enviado a las oficinas centrales de Tyco en Exeter, New Hampshire, en lugar de al departamento de Kozlowski en la Quinta Avenida, para evitar pagar el impuesto a la venta del 8,25% de Nueva York. Algunas cajas que supuestamente transportaban arte llegaron vacías a las oficinas centrales de Tyco, según dice la acusación.

empresa, incluyendo opciones de acciones y premios en acciones que se cobraron antes del reciente desplome de la acción.

Los investigadores dicen que los fondos que Kozlowski usó para comprar por lo menos seis de las pinturas vinieron de un préstamo a través de un programa de crédito a ejecutivos de la empresa que, supuestamente, debía haber sido usado con otro objetivo: ayudar a los empleados de alto nivel a pagar sus impuestos cuando ejecutaban sus opciones, entre otros.

Un portavoz de la empresa, J. Brad McGee, dijo que la compañía ha iniciado su propia investigación sobre los negocios de Kozlowski.

"Para una persona que recibe pagos tan elevados, el dejar de pagar más de US$1 millón en impuestos a la venta es un crimen muy serio", dijo Morgenthau en una conferencia de prensa.

Koslowski, de 55 años, se declaró inocente en una breve audiencia en la corte en Nueva York, y pagó una fianza de US$3 millones por su libertad a la espera de su juicio. La acusación incluye cargos que se pueden castigar con hasta 13 años de prisión. El abogado de Kozlowski, Stephen Kaufman, dijo que los cargos "son sólo acusaciones. Cuando se presenten todos los hechos de forma cuidadosa y completa, una corte o un jurado podría hallar que les falta sustancia".

La UE Facilita Fusiones en Europa

PAUL HOFHEINZ
The Wall Street Journal

LUXEMBURGO

En una serie de decisiones que podrían desatar una ola las adquisiciones transfronterizas en Europa, la corte más alta del continente hizo más difícil para los países proteger a las empresas privatizadas.

El Tribunal Europeo de Justicia rechazó ayer el uso de las llamadas "acciones doradas" que le permiten a los gobiernos bloquear adquisiciones de empresas que consideren no deben caer en manos extranjeras. El Tribunal dijo que estas participaciones violan el tratado de la Unión Europea que garantiza el libre tránsito del capital en la UE.

La histórica decisión podría estimular la inversión entre los 15 miembros de la unión. "Es una victoria para los liberales. Desalienta el sentimiento proteccionista en algunos de los estados miembros", dijo Vincent Brophy, abogado corporativo con la firma legal Linklaters en Bruselas.

Cerca de 25 grandes compañías europeas están protegidas por las participaciones de acciones especiales, según Deminor, un asesor corporativo con sede en Bélgica. Pero los expertos dicen que esas empresas, la mayoría de ellas compañías de energía o servicios públicos que fueron privatizadas, son del tipo que más interesan a las multinacionales que están buscando entrar a nuevos mercados.

Mientras tanto, en Bruselas, el comisionado de Competencia Mario Monti dijo en un discurso que el departamento antimonopolio de la UE en el futuro será más comprensivo frente a las evidencias que demuestren que una fusión o adquisición debe ser aprobada porque beneficia a los consumidores. Personas familiarizadas con la forma de pensar de Monti dijeron que las nuevas políticas podrían inclinar la balanza hacia el otro lado en algunos casos, pero afirmaron que de todas formas no hubieran cambiado la controvertida decisión de la Comisión del año pasado de bloquear la planeada adquisición de Honeywell Inc. de parte de General Electric Co.

En Luxemburgo, el principal tribunal de la UE dijo que las participaciones especiales se justifican sólo en casos en los que el gobierno pueda probar que sus intereses nacionales están en peligro, e inclusive en esa instancia debe quedar claro que un gobierno debe usar su poder de veto de manera temporal.

Control Estricto

Gobiernos conservan acciones doradas en estas empresas. En US$ millones


GRAN BRETAÑA
Total F&A*: $170.000
$89.300
son transfronterizos
■ British Airport Authority
■ BAE Systems
■ Cable & Wireless
■ Lattice Group
■ National Grid Group
■ Rolls-Royce
■ Scottish Power
■ Scottish & Southern Energy
ITALIA
Total F&A: US$45.600
$11.800 son transfronterizos
■ Enel
■ Eni
■ Finmeccanica
HOLANDA
Total F&A: $37.200
$34.000
■ KPN
■ TPG
FRANCIA
Total F&A: $70.500
$26.600
■ Thales (ex Thomson)
■ Vivendi Environment
ESPAÑA
Total F&A: $24.400
$14.000
■ Endesa
■ Telefónica
■ Repsol-YPF

* Fusiones y Adquisiciones
Nota: La lista se limita a empresas en el índice FTSE 300.
Fuentes: Deminor; Thomson Financial.

Una encuesta del mes pasado mostró que el presidente tiene el 23% de aprobación entre los habitantes de Lima contra el 60% de aprobación del mes de julio de 2001 cuando recién había asumido su cargo.

Kuczynski, un ex banquero de inversión y gestor de fondos de 63 años que volvió a su país de origen el año pasado, tampoco quedó inmune a estos vientos cambiantes. Los peruanos hace poco se manifestaron en contra de su intento de privatización de empresas eléctricas estatales. Un partido de izquierda intentó citar a declarar al ministro ante el congreso el mes pasado aunque no consiguió los votos necesarios para lograrlo.

La economía de Perú ha crecido sólo de manera moderada durante los últimos cuatro años. Kuczynski dijo que este año se expandirá entre 3,5% y 4%, impulsada en parte por las privatizaciones y la posibilidad de exportar más si la economía mundial repunta durante la segunda mitad del año.

En la tarde de ayer, Kuczynski dijo que la economía de Perú creció 7,5%, sobre una base anual, en abril, más del doble del pronóstico oficial del gobierno. El ministro le atribuyó el aumento a una recuperación del sector manufacturero y buen año agrícola.

Pero el crecimiento económico no está llegando a todos los peruanos, de los cuales la mitad vive en la pobreza, dicen analistas. José Cerritelli, analista de deuda andina de Bear, Stearns & Co., dice que un punto porcentual de crecimiento provendrá de una mina de cobre que exporta casi la totalidad de su producción.

Kuczynski dijo que la crisis financiera de Argentina ha asustado a algunos de los posibles inversionistas, que están nerviosos acerca de la región en general, mientras la desaceleración de la economía mundial ha afectado a las exportaciones de Perú.

Y, liberado del estricto control del exiliado ex presidente Alberto Fujimori, el congreso peruano ha perdido el tiempo en medidas que no son viables, dijo Kuczynski.

Los analistas están confiados en que Toledo cumplirá con las políticas mientras Kuczynski permanezca en su cargo. Pero el ministro ha especulado con frecuencia acerca de cuándo renunciará.

Kuczynski dijo que al menos terminará este año, pero que a la larga regresará a manejar su fondo de inversión en Miami.

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

1.179, 02 puntos es el récord del Índice General de la Bolsa de Colombia, que mide la rentabilidad de las acciones.

DÓLAR		CAFÉ COLOMBIANO		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS	
Tasa representativa del mercado	$ N.D.	Dólares por libra OIC		Dólares por barril		IGBC (Índice General)		Efectivo anual				Pesos por
Casa de cambio (c)	$ 2.125,00	Hoy	0,65	Hoy	24,89	Hoy	1.179,02	DTF	8,82%	HOY $ 126,1181	Euro	$ 2.183,49
Casa de cambio (v)	$ 2.155,00	Ayer	0,66	Ayer	25,33	Ayer	1.171,81	DTF Trimestre anticipado	8,36%	MAÑANA $ 126,1554	Bolívar	$ 2,11
								TBS Efectivo anual Bancos a 90 días	8,63%		Peso mexicano	$ 243,41

Firman crédito para Colombia

El gobierno colombiano y la Corporación Andina de Fomento (CAF) firmaron ayer un crédito multisectorial por 200 millones de dólares para financiar proyectos de inversión y lanzaron un programa de gobernabilidad que se aplicará por primera vez en Colombia. Buena parte de los recursos se destinarán a planes de infraestructura, agua potable y transporte.

Mayores aranceles al acero


Distribución de utilidades
Enero-marzo 2002
($Miles de millones)
Valor
Utilidades 293
Bancos 244
CF* 24
CFC** 25
-53 Pérdidas
-10 Bancos
-42 CF*
-0.1 CFC**
*Corporaciones Financieras
**Compañías de Financiamiento Comercial
Fuente: Superintendencia Bancaria
Gráfico, Diseño Editorial / EL TIEMPO

El Gobierno aplicará un sobrearancel del 10 por ciento a las importaciones de 77 subpartidas arancelarias de las cadenas metalúrgica y metalmecánica, con el fin de proteger a la siderurgia local ante el eventual ingreso masivo de productos del acero. La medida, que en principio regirá hasta el 5 de julio, no cobija a las importaciones procedentes de la Comunidad Andina ni a las de países con los cuales Colombia haya suscrito acuerdos comerciales internacionales.

Ganancias de banca crecen 25%

La Superintendencia Bancaria informó que el sistema financiero presentó utilidades por 240 mil millones de pesos durante el primer trimestre del año, superiores en 25,8 por ciento frente a igual periodo del 2001. De un total de 61 entidades, 55 mostraron utilidades (293 mil millones de pesos), mientras 6 dieron pérdidas (53 mil millones). Estas ganancias representan una rentabilidad sobre activos de 1,5 por ciento.

ISA ganó licitación en Perú

Interconexión Eléctrica S.A. ganó una licitación por

VENEZUELA / EXPECTATIVAS ECONÓMICAS PARA ESTE AÑO NO SON BUENAS

Temor por devaluación

En 15 días el bolívar ha pasado de 2,50 a 2,13 pesos, afectando las ganancias de importadores en Caracas.

CARACAS Y CÚCUTA

Los importadores de productos colombianos a Venezuela están preocupados por la devaluación del bolívar, que solo en la última semana ha sido del 10 por ciento.

Para el director de Proexport Colombia en Caracas, Alberto Schlesinger, la situación será particularmente grave ahora, pues no ocurrirá lo que pasa tradicionalmente, y es que los productos colombianos logran compensar la devaluación en el vecino país con una inflación simultánea.

Este año, el aumento de precios no será tan alto, debido entre otras cosas a la disminución del ingreso de los venezolanos.

De hecho, el recién designado ministro de Finanzas de Venezuela, Tobías Nóbrega, reconoció que este año no habrá crecimiento, lo que no permitirá reducir el desempleo –que ya supera el 16 por ciento– y que mantendrá restringida la capacidad adquisitiva de los venezolanos.



LA DEVALUACIÓN se deriva de la situación política de Venezuela, ligada a la crisis del gobierno de Hugo Chávez.

La situación preocupa profundamente a los comerciantes de Cúcuta, que han visto como, en 15 días, el cambio del bolívar ha pasado de 2,50 a 2,13 pesos.

El presidente seccional de Fenalco, Luis Carlos Gaitán, dijo que la devaluación del bolívar genera incertidumbre entre los cucuteños, a raíz de la clara inestabilidad que desde febrero enfrenta el vecino país.

Desde enero, la moneda empezó a caer, luego de estar por dos años cotizándose a tres pesos.

Líos políticos

Gaitán advierte que la baja periódica de la moneda es resultado de la inestabilidad económica que se deriva de la situación política de Venezuela, ligada a la crisis que ha soportado el gobierno de Hugo Chávez.

Gilma Gómez, representante del gremio del calzado, afirmó que el mercado de Venezuela está paralizado. "De 25 mil pares que se exportaron el año anterior pasamos a no vender prácticamente nada en el 2002", dijo.

La devaluación del bolívar impide que incluso compradores venezolanos que adquirían el calzado en las fábricas de Cúcuta, hayan vuelto desde diciembre.

241,5 millones de dólares en Lima (Perú) para la entrega en concesión de los sistemas de transmisión eléctrica del estado, otorgada por el gobierno peruano, lo que constituirá a la empresa como la mayor de su tipo en ese país. ISA tendrá la responsabilidad de explotar, operar, prestar el servicio y mantenimiento de la infraestructura eléctrica por un periodo de 30 años.

CONVOCATORIA 01 DE 2002
EL LIQUIDADOR DE LA FORTALEZA S.A. C.F.C. EN LIQUIDACIÓN

En cumplimiento de lo previsto en el numeral 10 del artículo 5 del decreto 2418 de 1999 y de la Circular Externa 004 de 2002 expedida por FOGAFIN,

INVITA A TODOS LOS INTERESADOS

A inscribirse en el Registro de Avaluadores de La Fortaleza S.A. C.F.C. En liquidación, y a presentar propuestas para el inventario y avalúo de sus activos.

APERTURA DE LA CONVOCATORIA Y CIERRE DE LA URNA:
Junio 6 de 2002, 9:00 a.m. en las oficinas de La Fortaleza.

CIERRE DE LA CONVOCATORIA Y APERTURA DE LA URNA:
Junio 28 de 2002, 3:00 p.m. en las oficinas de La Fortaleza.

RETIRO DE LAS CONDICIONES GENERALES:
En la Carrera 13 No. 38-29 Piso 9, teléfonos 2850511, 2858446, de Bogotá, a partir del 6 de junio de 2002, a las 9:00 a.m., Con solicitud escrita (Fax 2882041).

(Fdo) CARLOS ALBERTO ALZATE MORALES
UNICO AVISO

FUERZAS MILITARES DE COLOMBIA
EJÉRCITO NACIONAL

DIRECCIÓN DE INTENDENCIA

ADENDO No. 01 A LA LICITACIÓN PÚBLICA No. 108 / 02 PARA LA ADQUISICIÓN DE MAQUINARIA PARA PLANTA DE SASTRERÍA

1. Se modifica el numeral 09 del pliego de condiciones forma de pago la cual queda así: Se cancelará el 50% como pago anticipado en el mes de agosto del 2002 y el saldo restante se cancelará en el mes de noviembre del 2003.
2. Dando aplicación al numeral 05 artículo 30 Ley 80 de 1993 y por necesidades de la Institución se prorroga la fecha de cierre y presentación de ofertas hasta el día 11 de junio del 2002 a las 09:00 horas.
3. Los demás términos de la Licitación Pública No. 108 / 02 quedan sin modificarse.

DIENTES APRETADOS

El partido del próximo domingo, entre México y Ecuador, "será a muerte", según el entrenador mexicano Javier Aguirre. "Ellos (Ecuador) vienen de una derrota y eso los hace doblemente peligrosos", dijo, y reconoció que "son sensiblemente más veloces que nosotros".



LA CIFRA

17

Partidos lleva este Mundial sin conocer el 0-0 como marcador.

ECUADOR / EL EQUIPO DE 'BOLILLO' PREPARA SU JUEGO DEL DOMINGO

Con la cabeza en México

A diferencia del partido contra Italia, los ecuatorianos conocen bien a México, su rival del próximo domingo. Aguinaga no jugará.

PAUL BRIZ PONCE
Enviado Especial de El Comercio (Ecuador)

TOTTORI (JAPÓN)

GDA GRUPO DE DIARIOS AMÉRICA

Ecuador reanudó sus entrenamientos en el Complejo Fuse, de Tottori, en medio de un ambiente de expectativa. El equipo ecuatoriano hará hoy su último entrenamiento en esa sede con miras al partido del domingo contra México y mañana se instalará en Miyagi. La principal preocupación es la lesión del capitán Álex Aguinaga, quien no pudo disputar los segundos 45 minutos ante Italia. Aguinaga sufrió una contractura muscular en su muslo derecho.

El médico Patricio Maldonado se mostró tranquilo tras analizar los resultados de los exámenes, ya que no hay ro-

que lleva 13 temporadas con el Necaxa. En el 2000 fue nombrado el mejor extranjero de la década de México.

También pasaron por ese campeonato Agustín Delgado (Cruz Azul y Necaxa), Edwin Tenorio (Veracruz), Iván Kaviedes (Puebla), Iván Hurtado (Celaya, Tigres y La Piedad), Geovanny Espinoza (Monterrey) y Nicolás Asencio (Universidad Autónoma de Guadalajara).

Los jugadores ecuatorianos han observado varios videos de los partidos de México, en especial del que le ganaron 1-0 a Croacia, en busca del punto débil del equipo de Javier



ÁLEX AGUINAGA (derecha) está descartado para el juego contra México.



RIVALDO NO SE ARREPIENTE

TIRO LIBRE

Renuncia por un 'agarrón'



Zlatko Zahovic se mostró sorprendido al enterarse de que el técnico de Eslovenia, Srecko Katanec, dejará el equipo luego del mundial por haberlo insultado. "Me provocó desde el primer día de entrenamientos. Lo único que pido es un poco de respeto", sostuvo el delantero de Benfica luego del entrenamiento de ayer. (AP)

Mexicanos 'psicológicos'

Al entrenador mexicano Javier Aguirre le preocupa que su equipo piense que ya lo ganó todo tras vencer a Croacia y salga confiando ante Ecuador. Por eso está trabajando mucho en el plano psicológico. Al 'Vasco' Aguirre no parece preocuparle la táctica, ya que sostiene que su equipo es ordenado, se para bien y está a punto, pero no duerme pensando que se pueden cometer los errores del pasado. (AP)

Yo no tuve la culpa



El técnico de Paraguay Cesare Maldini desestimó el miércoles las críticas que lo culpan por el empate 2-2 ante Sudáfrica en el mundial, y aseguró que goza de la confianza de sus jugadores. "Puede que haya gente que está siendo presa de los nervios, pero ni el técnico ni los jugadores estamos nerviosos. Estamos trabajando. El equipo confía en mí y yo en ellos", dijo el estratega italiano".

...pero se recomendó que no jugara el próximo domingo. El volante deberá reposar hasta hoy, pero él todavía no descarta estar contra México.

A diferencia de lo que ocurrió con Italia, Ecuador llega a ese juego con un gran conocimiento del rival. Siete de los 23 seleccionados han jugado en México. Aguinaga es sin duda el más conocido, ya

Aguirre.

México se aseguraría su paso a la segunda fase con un triunfo el domingo, mientras que los ecuatorianos necesitan una victoria si quieren aspirar a la clasificación.



La Fifa le impuso, ayer, una multa de 11.500 francos suizos (17'052.000 pesos colombianos) a Rivaldo como castigo por su simulación, al recibir un balonazo del turco Hakan Ursal, durante el partido que Brasil le ganó 2-1 a Turquía. "No me pegó en el rostro, me golpeó las manos y la pierna. Él me disparó un balonazo y eso no se debe permitir en la cancha. Obviamente, exageré para que fuera expulsado", dijo Rivaldo. El brasileño aceptó la multa, pero aseguró que no se arrepiente.

EL TIEMPO

DEPORTES

APERTURA / HISTÓRICA GOLEADA 6-0 AL CALI

Unión ganó segundo 'set'



LUIS ZULETA

SANTA MARTA

Unión Magdalena se desquitó con todo de la goleada que le propinó el Deportivo Cali el domingo pasado. Ese 4-1 quedó atrás. El equipo samario no tuvo piedad y les ganó 6-0 a los caleños. Unión quedó con seis puntos.

El partido se veía parejo en el primer tiempo, hasta que apareció José Herrera. A los 35 minutos, el 'Mono' metió un zurdazo y venció al portero Alejandro Botero. A los 40, Herrera definió bañando a Botero para el segundo. Dos minutos después, Luis Zuleta corrió por la izquierda, remató de zurda, el arquero detuvo a medias y Herrera hizo el 3-0.

El segundo tiempo fue un monólogo samario. Un zurdazo cruzado de Carlos Vilarete significó el 4-0. Otro remate cruzado, esta vez de Zuleta, fue el quinto gol. Y el sexto lo hizo Vilarete de zurda, tras otro pase de la 'Puya'. Goleada histórica.

F1 / ESTE DOMINGO, G.P. DE MONTREAL

Canadá, de fiesta



RALF SCHUMACHER

Este domingo se corre la octava válida de la actual temporada de la F1. El escenario será el circuito de Montreal (Canadá), donde *el espectáculo es lo que prima*. Los canadienses son fanáticos del automovilismo y de su piloto favorito, Jacques Villeneuve.

El circuito es muy rápido y está compuesto por zonas de aceleración y de frenada. Los carros necesitan un mínimo de apoyo aerodinámico. El año pasado, el podio estuvo conformado por Ralf Schumacher, su hermano Michael, y en el tercer puesto terminó Mika Hakkinnen.

Cancelado por lluvia

Por otra parte, ayer la lluvia impidió que se jugara la jornada del Roland Garros. Solo se pudieron ver 36 minutos del partido de cuartos de final entre el estadounidense Andre Agassi y el español Juan Carlos Ferrero, quien ganaba 6-3, 1-0.

Vuelos gratis a Irlanda

La compañía aérea irlandesa Ryanair ofrecerá vuelos gratuitos entre Irlanda y Alemania si uno de los dos equipos se califica para octavos de final del Mundial 2002. "Es probable que uno de los dos equipos pase, o los dos. Así que todo el mundo saldrá ganando", precisó un portavoz. Esta es una estrategia para 'morder' una parte del mercado a la compañía alemana Lufthansa. (AFP)

Sin feriado, pero con televisor



La mayoría de las escuelas de Argentina optó por permitirles a sus alumnos que miren el partido de mañana entre el equipo nacional y el de Inglaterra, que se verá a las 8:30 a.m., hora local. *Sin embargo*, hay institutos que se niegan a alterar el desarrollo de las clases. Aunque hubo varios pedidos para declarar el día como feriado, el gobierno no lo permitió. (AFP)

Sin empates a ceros

Ayer se batió el récord de partidos sin empates a ceros en un Mundial de Fútbol. Después de 17 encuentros, en Corea-Japón no se vio ningún marcador 0-0. La anterior marca la tenía la Copa del Mundo de 1994, en la que hubo que esperar 15 encuentros *antes de asistir* al primer empate a cero. (AFP)

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

7 millones de usuarios de gas natural esperan tener las empresas en los próximos 10 años.

DÓLAR		CAFÉ COLOMBIANO		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS	
Tasa representativa del mercado	▲$ 2.335,30	Dólares por libra OIC		Dólares por barril		IGBC (Índice General)		Efectivo anual				Pesos por
Casa de cambio (c)	▲$ 2.130,00	Hoy	0,65	Hoy	24,79	Hoy	1.199,85	DTF	8,82%	HOY $ 126,1554	Euro	$ 2.205,12
Casa de cambio (v)	▲$ 2.160,00	Ayer	0,65	Ayer	24,89	Ayer	1.179,02	DTF Trimestre anticipado	8,36%	MAÑANA $ 126,1926	Bolívar	$ 2,00
								TBS Efectivo anual Bancos a 90 días	8,25%		Peso mexicano	$ 242,88

Testigo en caso BBVA a la cárcel

Luego de que el juez Baltasar Garzón desechara las acusaciones presentadas por Nelson Rodríguez, principal testigo dentro del proceso abierto en España al BBVA, Rodríguez volvió el viernes al sistema carcelario federal. Según indicó la oficina del juez federal Jay García Gregory, quien vio el caso hace meses, el acusado tendrá que cumplir su sentencia por apropiación indebida de fondos del banco, cuando este se desempeñaba como funcionario del BBVA en Puerto Rico.

Tambalea ley de regalías



El proyecto de ley de regalías flexibles para los nuevos descubrimientos de petróleo, impulsado por la ministra de Minas y Energía, Luisa Fernanda Lafaurie (en la foto) fue objeto ayer de nuevas críticas en la Cámara de Representantes, que se abstuvo de aplazar su votación para la próxima semana. Para conciliar las diferencias se creó una comisión de 30 parlamentarios de varias regiones del país.

Caen exportaciones de café

Las exportaciones mundiales de café cayeron 4 por ciento en los 7 primeros meses del año cafetero que comenzó en octubre, informó la Organización Internacional del Café. Según las estadísticas las exportaciones mundiales sumaron 49,6 millones de *sacos de 60 kilogramos*, 2,1 millones de sacos menos frente a lo registrado en los primeros 7 meses del año cafetero anterior. Las menores ventas externas han impedido un desplome mayor de los precios.

Vigilancia y control a cajeros

La Superintendente Bancaria, Patricia Corres,

CRISIS / MINISTROS ADVIERTEN LIQUIDACIÓN

Telecom está al borde de la muerte

Los bloqueos y protestas de los trabajadores le dejan pérdidas diarias a la empresa de 1.300 millones de pesos. Congeladas las negociaciones con el sindicato.

El mismo día en que el Consejo de Estado respaldó la decisión del Tribunal de Arbitramento que obliga a Telecom a pagarle 149 mil millones a Nortel, la ministra de Comunicaciones, Ángela Montoya, advirtió que la *crisis laboral está llevando al Gobierno a pensar seriamente en la posibilidad de liquidar la* empresa.

En igual sentido se había pronunciado el miércoles el ministro de Hacienda, Juan Manuel Santos.

Montoya enfatizó que el Gobierno no está 'cañando', pues la viabilidad de la entidad está directamente relacionada con el hecho de que la caja no se afecte. Y el diagnóstico muestra que sí se está afectando, y que a Telecom le llegó la hora.

A la competencia privada en los servicios de larga distancia nacional e internacional, los millonarios pasivos pensionales y los 14 contratos de riesgo compartido –cuya li*quidación le puede cos*tar 1.800 millones de dó 1-17



LA CRISIS DE TELECOM *fue presentada por el presidente de la entidad,* Hernán Román y por la ministra de Comunicaciones, Ángela Montoya.

LA DECISIÓN JUDICIAL

El Consejo de Estado respaldó ayer la decisión que el 20 de mayo del 2001 había tomado un Tribunal de Arbitramento, el cual condenaba a la Nación a pagarle 73 millones de dólares a la multinacional Nortel, en relación con el contrato de riesgo compartido que las dos habían firmado en agosto de 1993.

El Consejo, sin embargo, ajustó la cifra en mil millones de pesos (de 150 a 149 mil millones), porque en su opinión, el Tribunal de Arbitramente había utilizado una tasa de cambio equivocada.

La decisión advierte que Telecom puede acudir a un recurso extraordinario de revisión, que estaría en manos de la sala plena, pero que le implicaría a la estatal de las telecomunicaciones demostrar *que los magistrados están* equivocados, que actuaron de mala fe, entre otras cosas.

El contrato entre Telecom y Nortel se firmó por un término de 8 años y 11 meses, para la instalación de 308.046 líneas telefónicas. Su ejecución se inició en febrero de 1994.

explicó que el Ministerio de Hacienda prepara un paquete de medidas, que serán anunciadas en los próximos días, encaminadas a fortalecer la vigilancia de los cajeros electrónicos y todas sus operaciones para impedir el lavado de dinero a través de estos medios. Correa hizo las declaraciones al margen de un debate en la Cámara de Representantes.

Récord en Bolsa de Colombia

Un nuevo máximo histórico registró ayer el índice de la Bolsa de Valores de Colombia tras un aumento de 1,77 por ciento. El volumen de negociación estuvo cercano a los dos millones de dólares, con lo cual la variación en lo corrido del año es de 12,05 por ciento. Las acciones de Suramericana, Banco de Bogotá, Colinversiones, Corfinsura, Bancolombia, Coltabaco y Argos, entre otras, vieron incrementar sus precios.

REPÚBLICA DE COLOMBIA
INDUSTRIA MILITAR

LICITACIÓN PÚBLICA No. 07/2002 SEGUROS

OBJETO: ADJUDICAR LA CONTRATACIÓN DE LAS PÓLIZAS DE SEGUROS REQUERIDAS PARA LA ADECUADA PROTECCIÓN DE LOS BIENES E INTERESES PATRIMONIALES ASEGURABLES DE LA INDUSTRIA MILITAR, ASÍ COMO PARA AQUELLOS POR LOS CUALES SEA O FUERE LEGALMENTE RESPONSABLE O LE CORRESPONDA ASEGURAR, EN VIRTUD DE DISPOSICIÓN LEGAL, CONTRACTUAL O CONVENCIONAL.

APERTURA: 17 DE JUNIO DE 2002, A LAS 10:00 HORAS.

CIERRE: 3 DE JULIO DE 2002, A LAS 15:00 HORAS, URNA No. 2

PARTICIPANTES: Compañías de seguros legalmente constituidas en Colombia, consorcios, uniones temporales debidamente constituidas, autorizadas por la Superintendencia Bancaria y con permiso vigente para operar como tales, antes de la apertura de la licitación.

VALOR DEL PLIEGO: $ 500.000 no reembolsables. El valor del pliego se cancelará en la División de Operaciones Financieras, oficina 201 del Edificio de INDUMIL.

CONSULTA Y VENTA DE PLIEGOS: A partir de la fecha y hora de apertura en la División de Servicios Generales, oficina 311, diagonal 40 No. 47-75, hasta el día 27 de junio de 2002, previa presentación del recibo de pago correspondiente.

CRITERIOS DE EVALUACIÓN: Capacidad financiera, aspectos técnicos, deducibles y experiencia.

SEGUNDO AVISO

ECONÓMICAS

ACCIONES DE MAYOR MOVIMIENTO

ESPECIE	PRECIO ANTERIOR	PRECIO CIERRE	VARIACIÓN	VARIACIÓN PORCENTUAL	PRECIO MÁXIMO	PRECIO MÍNIMO
BOLSA DE VALORES DE COLOMBIA						
BANBOGOTÁ	5,600.00	5,825.00	225.00	4.02%	5,852.00	5,606.00
SUR.INVERSIONES	1,228.00	1,279.00	51.00	4.15%	1,281.00	1,226.00
CEMARGOS	6,702.00	6,819.00	117.00	1.75%	6,819.00	6,750.00
COLTABACO	2,565.00	2,620.00	55.00	2.14%	2,620.00	2,570.00
BANCOLOMBIA	1,585.00	1,620.00	35.00	2.21%	1,620.00	1,600.00
COL.INVERSIONES	1,175.00	1,219.00	44.00	3.74%	1,225.00	1,190.00
CEMCARIBE	5,699.00	5,700.00	1.00	0.02%	5,700.00	5,700.00
CEMPAZRIO	1,903.00	1,975.00	72.00	3.78%	1,990.00	1,975.00
ÉXITO	3,300.00	3,355.00	55.00	1.67%	3,355.00	3,301.00
BAVARIA	8,652.00	8,721.00	69.00	0.80%	8,721.00	8,700.00
CHOCOLATES	6,750.00	6,900.00	150.00	2.22%	6,900.00	6,850.00
CARULLA	9,700.00	9,700.00	0.00	0.00%	9,700.00	9,700.00
VAL.BAVARIA	180.30	180.30	0.00	0.00%	180.30	180.30
TEJICONDOR	72.00	79.50	7.50	10.42%	79.50	79.50
CORFINSURA	920.00	946.00	26.00	2.83%	946.00	935.00
AVAL	150.00	150.00	0.00	0.00%	150.00	150.00
ISAPV	1,050.00	1,063.00	13.00	1.24%	1,063.00	1,063.00
COLSANITAS	22,490.00	22,990.00	500.00	2.22%	23,000.00	22,990.00
CEMVALLE	4,103.00	4,101.00	-2.00	-0.05%	4,101.00	4,101.00
PROMIGAS	5,320.00	5,400.00	80.00	1.50%	5,400.00	5,400.00

Fuente: BVC

ÍNDICES ACCIONARIOS


IGBC
Bolsa de Colombia mayo-junio
1.199,85
1.149,36
23 24 27 28 29 30 31 04 05 06
Fuente: Bolsa de Colombia


DOW JONES
Bolsa de Nueva York mayo-junio
10.211,58
9.624,64
23 24 27 28 29 30 31 04 05 06
Fuente: Bolsa de Nueva York

LOS MERCADOS

En el mundo

BOLSA DE NUEVA YORK

NUEVA YORK (EFE)

Las bolsas de Nueva York cerraron el jueves con una fortísima tendencia a la baja, arrastradas por la caída de las acciones de los fabricantes de *microprocesadores* y las empresas farmacéuticas.

El índice Dow Jones de Industriales, el más significativo de Wall Street, bajó 172,16 puntos (1,76 por ciento), para quedar en las 9.624,64 unidades, tras ganar 108,96 (1,12 por ciento) en la sesión anterior.

El índice general del mercado Nasdaq, en el que cotizan las principales empresas del sector tecnológico e Internet, perdió 40,38 puntos (2,53 por ciento) para fijarse en los 1.554,88 puntos.

El volumen de *negocios* fue de unos 1.610 millones de acciones y de las empresas cuyos títulos cambiaron de manos, 993 subieron

En Colombia

DÓLAR

Mercado cambiario Junio 6/2002	
Precio de apertura	$2.335,20
Precio promedio	$2.335,93
Precio de cierre	$2.334,70
Precio mínimo	$2.323,10
Precio máximo	$2.338,20
Monto	379,89*
No. Operaciones	423

(*) millones

Fuente: Datatec, Banco de la República

FIDUCIARIAS

FIDUCIARIA	FONDO	RENT.
Fidunión	FCO Único	8,45%
Fiducolombia	FCO Fiducuenta	10,16%
Fiduprevisora	FCO Efectivo	11,41%
BBVA Fiduciaria	FCO Fam	10,99%
Helm Trust	FCO Credifondo	11,70%
Fiducafé	FCO Rentacafé	12,07%
Fiducomercio	FCO Unir	11,61%
Fiducolmena	FCO	13,63%
Fidutequendama	FCO Cash	11,89%
Lloyds Trust	FCO Lloyds Open	9,51%
Fiduvalle	FCO Valor Plus	12,43%
Fiducolpatria	FCO Rendir	9,98%

PLEITO / PROCURADURIA PIDIÓ JUICIO CONTRA GABRIEL TABOADA

Por caso Chambacú, dimite Supervalores

El renunciado funcionario dice que no cogió un solo peso y no fue él quien cerró la licitación para la venta de los dos lotes en Cartagena.



GABRIEL TABOADA HOYOS, superintendente de Valores, dijo que la Procuraduría no resaltó que él no cometió peculado.

Gabriel Taboada Hoyos renunció ayer como superintendente de Valores, por el juicio penal que contra él pidió la Procuraduría ante la Fiscalía, por el delito de falsedad ideológica en documento público, en el proceso de venta de 2 lotes del Inurbe a la firma Chambacú de Indias.

El *caso ocurrió en 1994,* cuando Taboada era gerente general del Inurbe y abrió una licitación para la venta de esos lotes en Cartagena, donde se haría un complejo urbanístico de oficinas, restaurantes y zonas comerciales y residenciales.

La Procuraduría afirmó que Taboada "fue quien impulsó y dirigió todo el proceso de venta de los lotes de Chambacú".

El organismo de fiscalización también acusó a Rómulo Arabia, Luis Hoyos García, Alfonso Enrique Anaya, Augusto Martínez, Carlos Ordosgoitia y al ex ministro de Desarrollo, Fernando Araújo (actualmente secuestrado por las Farc).

Taboada se defiende

El dimitente Supervalores le dijo ayer a EL TIEMPO, que cuando fue gerente del Inurbe se limitó a abrir la licitación

lazar quien la cerró durante el gobierno de Ernesto Samper, y se la otorgó a Fernando Araújo.

Taboada rechazó la acusación de falsedad de documentos públicos, y explicó: "Yo firmé una orden al gerente del departamento de Bolívar, Carlos Ordosgoitia, para que hiciera el avalúo para la venta de los lotes, pero Ordosgoitia tenía facultades para adelantar el avalúo, como en efecto lo hizo. Mi orden jamás se envió".

Añadió que la venta se hizo por un valor superior en 1 millón de dólares al del avalúo, "y de ese dinero no se perdió un solo peso, por eso la Procuraduría me exoneró del cargo de peculado".

El Supervalores aseguró que estas explicaciones sobre la licitación ya se las había dado a la Fiscalía, ante la cual le sirvieron de testigos, a su favor, el urbanizador Pedro Gómez Barrero y el actual presidente del Banco de Bogotá, Alejandro Figueroa.

"En aquella ocasión el fiscal era Carlos Arturo Gómez Pavayó, que hoy se desempeña como vice Procurador", dijo.

En su carta de renuncia al presidente Pastrana, de solo 2 párrafos, Taboada anota que se retira "para facilitar la pronta y cumplida justicia en la investigación", y que siempre ha actuado "ajustándome a la Ley, a la moral, y a las conveniencias de la Nación".

julsua@eltiempo.com.co

GAS

Paralizados US$ 300 millones

Las mayores empresas productoras y distribuidoras de gas acusaron a la Comisión de Regulación de Energía y Gas (Creg) de frenar el desarrollo del sector, lo que provocó en los dos últimos años la parálisis de proyectos de inversión por 300 millones de dólares.

Estas obras son fundamentales para llevar el servicio de gas natural a por lo menos 1,5 millones de usuarios en todo el país.

La posición de las compañías, entre las cuales están BP, Texaco, Gas Natural, y EPM, entre otras, fue expresada por Naturgas, la asociación que las reúne.

Según Naturgas, la falta de gestión por parte de la Creg y la demora en la toma de decisiones, están afectando la calidad y expansión de los servicios de energía eléctrica y gas y la viabilidad de las empresas.

La crisis del organismo quedó evidenciada ayer, con la aceptación del presidente Andrés Pastrana de la renuncia de su director ejecutivo, David Reinstein quien reconoció la necesidad de darle una oxigenación a la comisión.

"Yo me voy por motivos personales. Mi flujo de caja no da más y aquí soy una minoría", dijo a EL TIEMPO Reinstein, quien en varias oportunidades tuvo fuertes desencuentros con sus colegas comisionados.

El funcionario admitió que muchas de las decisiones que requieren los sectores de gas y energía no han sido tomadas, por la selectivi-

2.192 bajaron y 196 repitieron.

Rentabilidad efectiva neta promedio última semana
Fuente: Sociedades fiduciarias

pero fue Samuel Eduardo Sa-

MONEDAS

PAÍS	MONEDA	US$	PESOS
Europa	Euro	1.0574	2,205.12
Gran Bretaña	Libra Est. (£)	0.6851	3,403.43
Australia	Dólar	1.7416	1,338.82
China	Yuan	8.2769	281.71
Dinamarca	Corona	7.9172	294.51
Rusia	Rublo	31.420	74.210
Suiza	Franco Suizo	1.5580	1,496.59
Japón	Yen (¥)	124.24	18.768
Canadá	Dólar can.	1.5332	1,520.80
Brasil	Real	2.6580	877.23
Argentina	Peso	3.5200	662.41
Perú	Nuevo Sol	3.4500	675.85
Chile	Peso	548.20	4.2534
Venezuela	Bolívar	1,165.00	2.0015
Ecuador	Dólar	1.0000	2,331.69
México	Peso	9.6000	242.88
Panamá	Balboa	1.0000	2,331.69

Fuente: Agencias

FONDOS

ADMINISTRADOR ÚLTIMO MES	FONDO	EFC. NETA
Asesores en Valores	Invertir	10,10%
Ultrabursátiles	Ultrarenta	10,00%
Correval	Fonval	11,13%
Comis. de Colombia	Opción	11,50%
BBVA Val. Ganadero	Fontesoro	14,48%
Promotora Bursátil	Promorenta	10,47%
Interacción	Interrenta	10,48%
Corredores Asociados	Interés	9,33%
Acciones de Colombia	Acco Renta	10,43%
Suvalor	Surenta	9,39%
Acciones y Valores	Accival	9,97%
Valores del Popular	Multiplus	10,84%
Nacional de Valores	Rentaval	10,71%
Nación	Renta Nación	9,61%
Serfinco	Olimpia	10,00%
Profesionales de Bolsa	Valor	10,15%
Valores de Occidente	Occivalor	10,67%

Fuente: Comisionistas de bolsa

FILE No. 823437

02 JUL 22

ECONÓMICAS

CIFRA DEL DÍA

Sólo US $ 5.500 millones reciben los cafeteros de los US$ 65.000 millones que gastan los consumidores.

DÓLAR		CAFÉ COLOMBIANO		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS	
		Dólares por libra OIC		Dólares por barril		IGBC (Índice General)		Efectivo anual				Pesos por
Tasa representativa del mercado	▲ $ 2.363,28	Hoy	0,65	Hoy	27,33	Hoy	1.146,30	DTF	9,12%	HOY $ 125,5605	Euro	$ 2.162,89
Casa de cambio (c)	▶ $ 2.115,00							DTF Trimestre anticipado	8,63%		Bolívar	$ 2,35
Casa de cambio (v)	▶ $ 2.150,00	Ayer	0,65	Ayer	28,33	Ayer	1.151,67	TBS Efectivo anual Bancos a 90 días	N.D.	MAÑANA $ 125,5976	Peso mexicano	$ 251,90

Dólar subió otros 13 pesos

Como se esperaba, el precio del dólar siguió esta semana al alza y llegó, en el mercado interbancario, a 2.263 pesos. En menos de ocho días la divisa subió alrededor de 80 pesos debido a la mayor demanda de las empresas, la baja en las tasas de interés y la incertidumbre frente al proceso electoral. Sin embargo, la cotización de la divisa está en un nivel similar al de hace un año.

Sexta subasta inmobiliaria



Más de 380 casas, apartamentos, fincas, oficinas y locales serán rematados en la sexta subasta inmobiliaria que realiza el 13 de junio la firma Corral Maldonado Asociados. Esta vez participarán con varios de los inmuebles, el Fondo de Garantías de Instituciones Financieras (Fogafin) y la Central de Inversiones (Cisa). El precio base del remate total será de 33.741 millones de pesos, precisó Jaime Corral Cuartas (en la foto), presidente de la subasta.

Estrategia para vender a E.U.

La ministra de Comercio Exterior, Ángela María Orozco, lanzó ayer el plan estratégico exportador a Estados Unidos, que busca aumentar las ventas de bienes no tradicionales a este país, y contiene los perfiles de siete Estados de interés para los empresarios colombianos (Florida, Nueva York, Texas, California, Illinois, Georgia y Washington), 22 sectores económicos y 268 productos con potencial exportador.

Acuerdo de Texaco y Gas Natural



SANCIÓN / EL EMPRESARIO TIENE CINCO DÍAS PARA APELAR

Millonaria multa a Álvaro José Lloreda

La Supervalores le impuso 117 millones de pesos de sanción por considerar que realizó transacciones sin que existieran razones de mercado que las justificaran.

La más alta sanción pecuniaria aplicada para anomalías en el mercado de valores fue impuesta al empresario vallecaucano Álvaro José Lloreda por la Superintendencia de Valores.

Lloreda tendrá que pagar 117'272.264 pesos por realizar operaciones de compra y venta de acciones entre empresas vinculadas a él, sin que hubiera razones de mercado que justificaran su precio y negociación.

Según la Supervalores, con las transacciones realizadas -cerca de 60 entre enero de 1998 y mayo de 1999- se quería aparentar liquidez en las empresas del llamado Grupo Pacífico, del que Lloreda era ca-



ÁLVARO JOSÉ LLOREDA, empresario del Valle.

Es más, se probó que la participación accionaria de quienes intervinieron en estos negocios, no cambió a pesar de que compraban y vendían de manera sistemática.

La operación que puso en evidencia esta práctica fue una del 21 de diciembre de 1998 en la que Corfipacífico adquirió más de 7 mil millones de pesos en acciones de Prensa Moderna. Según denuncia de la ex liquidadora de Corfipacífico, las acciones se compraron al doble de su costo en bolsa, dejando comprometidas las finanzas de la corporación.

Se intentó conocer la versión de Lloreda sobre la sanción, pero no se obtuvo respuesta. No obstante, el empresario dijo el viernes pasado que las transacciones son totalmente válidas.

Servibursátiles, una de las comisionistas de bolsa utilizada para hacer las negociaciones investigadas, fue multada con 88 millones de pesos. Su vocero dijo que no conocía la decisión y que, en todo caso, apelará.

Al igual que Servibursátiles, Álvaro José Lloreda tienen cinco días para interponer un recurso contra la decisión tomada por la Superintendencia de Valores.

ANDI

Bajan la producción y las ventas

Con un mercado que "continúa rezagado" y un "clima de negocios deteriorado", que apenas permitió un crecimiento de 1,4 por ciento de la producción y 0,5 de las ventas, concluyeron los industriales el primer trimestre del año.

Según la tradicional encuesta de opinión trimestral de la Asociación Nacional de Industriales (Andi), los principales problemas que afectaron el normal desarrollo de las empresas fueron la falta de demanda (34,5 por ciento), la alteración del orden público (14,9), los bajos márgenes de rentabilidad (12,2) y la escasez de capital de trabajo (8,1 por ciento).

Sobre el efecto de la ruptura del proceso de paz -el pasado 20 de febrero-, el 47 por ciento afirmó que aumentaron los costos de los seguros, los fletes y la custodia de las empresas y sus funcionarios. Los sectores con más dificultades fueron los del cuero, confecciones, calzado y maquinaria no eléctrica, entre otros, con tasas de crecimiento negativas de 7 por ciento.



Los presidentes de las compañías Chevron Texaco, Alex Archila y de Gas Natural, Javier Hernández, suscribieron ayer un acuerdo comercial para el suministro de gas por un valor de 7 millones de dólares en los próximos 2 años. El gas provendrá de los campos de Texaco en la Guajira, el cual será vendido por Gas Natural a empresas del centro del país. En virtud del acuerdo se suministrarán 70 millones de pies cúbicos al año, lo que cubrirá un 10 por ciento de la demanda de Gas Natural.

Findeter sigue bien calificada

La Financiera de Desarrollo Territorial (Findeter) recibió por cuarto año consecutivo de la firma Duff &; Phelps de Colombia S.A. la calificación Triple A para endeudamiento a largo plazo y por primera vez para corto plazo. La calificación significa que los factores de riesgo en las emisiones crediticias son prácticamente inexistentes y los de liquidez y protección son excelentes.

Petroleras pagaron menos

Recaudo de impuestos
(Enero-abril/2002)
billones de pesos


Tributos externos (aranceles IVA externo)
1,5
18,3%
Tres por mil
0,4
6,7%
Impuestos internos (Renta, IVA, retefuente)
6,2
75%

Fuente: Dian
Gráfico: Diseño Editorial / EL TIEMPO

El recaudo de impuestos se incrementó en 0,8 por ciento entre enero y abril de este año, frente a igual periodo del año anterior, al totalizar 8,2 billones de pesos. Este comportamiento *obedeció, de una parte, a* los menores recaudos por impuestos externos por la caída de las importaciones y a que las petroleras pagaron 550.000 millones de pesos menos como consecuencia de la situación de orden público que llevó a que muchas compañías redujeran su producción. Por el contrario, el sector financiero tributó 170.000 millones más.

Contra la sigatoka

Investigadores de 17 países Asia, Africa y América Latina analizan esta semana en Costa Rica el desarrollo de la sigatoka negra y las formas de combatir esa plaga que afecta las plantaciones de banano. Los expertos intercambiarán experiencias hasta el próximo jueves sobre los métodos de combate de la enfermedad, que ocasiona grandes pérdidas económicas a la producción bananera, pues llega a malograr hasta el 50 por ciento de la cosecha.

beza desde la presidencia de la corporación financiera Corfipacífico, hoy en liquidación.

Las operaciones cuestionadas –tal como lo reveló EL TIEMPO el domingo pasado– las programó Lloreda, en fecha y precio, y así subió el valor de las acciones de Prensa Moderna, El País, Fiduciaria del Pacífico y Pacífico Compañía de Financiamiento Comercial.

CAFÉ

Tirón de orejas a tostadores

El ministro de Hacienda, Juan Manuel Santos, cuestionó duramente ayer la posición de los países consumidores y de las multinacionales que comercializan el café, al culparlas de la grave situación en que viven 25 millones de familias cultivadoras del *grano en el mundo*.

"De seguir por este camino, la globalización, acompañada de la falta de visión y de la insensibilidad de los grandes de la industria, llevará inexorablemente al exterminio de la caficultura mundial", dijo el funcionario.

Al intervenir en la reunión de la Organización Internacional del Café (OIC), en Londres, reconoció que la globalización fue un *fracaso para el café y que los tostadores* se han convertido en unos oligopolios que han conseguido cuantiosas ganancias a costa del empobrecimiento de los cafeteros.

Por eso formuló un llamado a los países productores para iniciar una cruzada ante el Banco Mundial, el FMI y la OMC para que el café vuelva a ser un tema de la agenda política internacional. Instó, además, a no desechar el uso de las acciones legales, para combatir en las cortes internacionales de comercio y los países desarrollados, *la competencia* desleal y el abuso de la posición dominante para denunciar la cartelización de los tostadores y comercializadores.

| EL TIEMPO |

THE WALL STREET JOURNAL AMERICAS.

1-12 MIÉRCOLES 22 DE MAYO DE 2002 http://wsj.com Una publicación de DOW JONES EL TIEMPO Y GRUPOS DIARIOS DE AMÉRICA

What's News—®

INTERNACIONAL

CITIGROUP comprará Golden State Bancorp, matriz de la mayor corporación de ahorro en Estados Unidos, por unos US$5.800 millones, dijo la entidad financiera estadounidense en un comunicado. Citigroup espera captar 1,5 millones nuevos clientes en California y Nevada con la operación, que debería cerrarse en el cuarto trimestre del año.

* * *

Alemania salió de la recesión en el primer trimestre, al registrar un crecimiento del 0,25% frente a los últimos tres meses de 2001, según cálculos previos del banco central de ese país.

* * *

GlaxoSmithKline prevé anunciar hoy un acuerdo por US$283 millones con Nobex, una pequeña compañía estadounidense, para desarrollar insulina oral, una posible alternativa a la insulina inyectable que usan muchos diabéticos.

* * *

Home Depot informó que sus ganancias llegaron a US$856 millones en el primer trimestre, un aumento del 35% frente a 2001.

* * *

China podría aumentar los subsidios a los agricultores y está estudiando una lista de aranceles como parte de su respuesta a las medidas proteccionistas de EE.UU., dijo el viceministro de Comercio Exterior, Long Yongtu. gica de EE.UU., acordó la compra de Birmingham Steel Corp. por US$615 millones en efectivo. Según el acuerdo preliminar, Nucor no completará la compra hasta que Birmingham se acoja a las leyes de protección por bancarrota para eliminar la amenaza de demandas judiciales.

* * *

ImClone Systems y Bristol-Myers Squibb llevarán a cabo al menos tres grandes pruebas clínicas este año para probar la efectividad de su anticancerígeno Erbitux y ganar así la aprobación de los reguladores. Las autoridades no dieron luz verde, en diciembre pasado, al uso de Erbitux por fallas en las pruebas clínicas.

* * *

TRW, estadounidense de equipos y partes automotrices, estableció el viernes como plazo para que los interesados en comprar su unidad de sistemas aeronáuticos, que valora en hasta US$1.700 millones, hagan ofertas. Entre los potenciales compradores están United Technologies, Honeywell International, Goodrich, y L-3 Communications Holdings.

* * *

EMI Group anunció pérdidas de US$278,6 millones en el año cerrado al 31 de marzo debido a los malos resultados de su división de música. El grupo planea sacar a bolsa su cadena de tiendas de discos HMV para

Merrill Lynch Pacta con la Fiscalía

Acepta Pagar US$100 Millones e Imponer un Mayor Control sobre las Actividades de sus Analistas.

CHARLES GASPARINO
The Wall Street Journal

Merrill Lynch & Co. acordó pagar US$100 millones y realizar cambios importantes en su departamento de investigación de valores. La acción da por terminada una investigación de un año del fiscal general del estado de Nueva York sobre que la mayor firma de corretaje de Estados Unidos engañó a pequeños inversionistas con informes demasiado optimistas sobre algunos de sus clientes de banca de inversión.

Pero los problemas de los analistas de Wall Street están lejos de terminar. Ahora, el fiscal general de Nueva York, Eliot Spitzer, virará su atención hacia los rivales de Merrill en su creciente investigación de las prácticas de los analistas de Wall Street. Estos incluyen a firmas de valores como la unidad de Citigroup Inc., Salomon Smith Barney y Morgan Stanley & Co. que atienden al inversionista individual. La meta de Spitzer es obtener acuerdos similares de estas firmas con multas y cambios a sus procesos de investigación.



Eliot Spitzer

Estas son noticias importantes para los inversionistas que perdieron dinero cuando la burbuja de las acciones de tecnología reventó en 2000. Algunos inversionistas dicen que confiaron en los llamados optimistas de los analistas de Wall Street durante el auge de fines de los 90, y sufrieron las consecuencias cuando las acciones se derrumbaron, inclusive cuando los analistas seguían estando optimistas. Ninguna parte del dinero del acuerdo de Merrill será recibida por los inversionistas. Pero, el pacto con Merrill, y cualquier otro en el futuro con las firmas de Wall Street, podría beneficiar a los inversionistas con demandas civiles en contra de las firmas de valores en las que argumentan que se les engañó. El acuerdo también podría generar más litigios. Además, el caso promete llevar a la Comisión de Bolsa y Valores de EE.UU. a impulsar agresivamente su propia investigación de las prácticas de los analistas.

"Este no es un acuerdo limitado a Merrill Lynch", asegura John Coffee, profesor de leyes de valores de la Universidad de Columbia. "El resto de la industria será arrastrada a la fuerza hacia una resolución similar muy pronto". Coffee dice que otras firmas finalmente aceptarán términos similares debido a una "necesidad competitiva" "porque ellos "no pueden tener a Merrill Lynch anunciando que el resto de los analistas de la industria son cómplices de sus clientes de banca de inversión".

En el centro de la investigación de Spitzer está el papel de los analistas de Wall Street, quienes tradicionalmente actúan como un filtro entre el mercado de valores y los inversionistas. Por años, estos analistas trabajaron en una relativa oscuridad, escribiendo reportes sobre empresas o industrias, haciendo pronósticos de ganancias y recomendando qué acciones los inversionistas deberían comprar o vender. Todo eso cambió en los 90. El auge en Wall Street, con las firmas de valores emitiendo números récord de acciones nuevas, transformó el papel de los analistas.

En lugar de sólo evaluar las acciones, los analistas las promovían con mayor frecuencia. El gancho: En la medida en que los analistas promovían agresivamente la acción de una empresa, la firma tenía una mayor oportunidad de lograr un negocio de asesoría, y las enormes comisiones que ello supone. Los analistas se convirtieron en estrellas. Henry Blodget de Merrill, Jack Grubman de Salomon y Mary Meeker de Morgan Stanley fueron símbolos de la obsesión por las acciones tecnológicas.

La clave en la investigación de Spitzer fueron unos correos electrónicos comprometedores. En un correo electrónico, un analista de Merrill se refirió a una acción de Internet que la firma estaba promoviendo como "un pedazo de m...". Blodget, en otro correo a un colega, escribió: "Podemos revisar este estúpido precio objetivo y sacar esta basura de cualquier lista en la que se encuentre. Si tienes que rebajarla, rebájala".

Ayer, Merrill se mostró arrepentida: "Sinceramente sentimos que haya habido momentos en los que algunos de nuestros analistas de investigación del sector de Internet hayan podido parecer inconsistentes con las recomendaciones publicadas por Merrill Lynch", dijo la firma en un comunicado.

Bajo los términos del acuerdo de Merrill, que se alcanzó el martes por la mañana, la firma de corretaje pagará una multa de US$100 millones; el estado de Nueva York recibirá US$48 millones, con el resto para los otros 49 estados. Merrill prometió establecer una serie de medidas para separar sus departamentos de banca de inversión e investigación.

Merrill también hará una serie de revelaciones en sus informes de investigación, con la intención de dejar saber a los inversionistas si la investigación está potencialmente sesgada porque la firma tiene una relación de banca de inversión con la compañía que está cubriendo. La firma establecerá un proceso de calificación simple, calificando las acciones con "comprar", "vender" o "mantener". Actualmente, muchas firmas de valores tienen una mezcla de calificaciones de investigación que son difíciles de descifrar.

El aspecto más controversial del acuerdo será un comunicado de disculpa de parte de Merrill. Funcionarios de la firma apuntaron ayer que el comunicado no era un reconocimiento de haber obrado mal, pero si reconoce que algunos analistas han hecho comentarios en sus correos electrónicos que difieren de la opinión pública de Merrill sobre algunas acciones.

El que la Hace...

Principales acuerdos alcanzados entre firmas de Wall Street y autoridades estadounidenses:

AÑO	COMPAÑÍA	CIFRA (en mill. de US$)
1988	Drexel Burnham Lambert	650
2001	Republic New York Securities[1]	569
1993	Prudential Securities	371
1996	PaineWebber	298
1992	Salomon Brothers	290
2002	Merrill Lynch	100
2001-02	Credit Suisse First Boston	100
1996	Nasdaq Stock Market[2]	100
1995	First Jersey Securities	75
2000	Salomon Smith Barney	45
1999	Bear Stearns	39

[1]Ahora propiedad de HSBC Holdings
[2]Promesa del Nasdaq de fortalecer normas; firmas de Wall Street pagaron hasta $100 million c/u para llegar a acuerdos
Fuente: WSJ research

Frito-Lay: Más Picante para los Latinos de EE.UU.

Nucor, segunda siderúr- | reducir su deuda.

REGIONAL

TELESP, la filial brasileña de telefonía fija de Telefónica, estudia presentar una demanda contra Embratel. Esta última consiguió un amparo judicial que impide a Télesp ofrecer *servicio local* e internacional en 27 estados brasileños bajo acusaciones de prácticas anticompetitivas.

* * *

Brasil presentó una queja ante la Organización Mundial del Comercio contra los aranceles estadounidenses, *de hasta un 30% sobre el* acero importado, dijo un funcionario.

* * *

Wal-Mart de México espera sobrepasar los US$10.000 millones en ventas este año, dijo su presidente ejecutivo. En 2001, la filial mexicana del minorista estadounidense *tuvo ventas por US$9.400 millones.*

■ Inversionistas de EE.UU. y Europa *están mostrando* interés en los sectores de bienes raíces y agrícola de Argentina. Según estimaciones privadas, el precio de las propiedades *cayó un 50% en dólares* desde diciembre y el de los campos, entre 25% y 35%.

* * *

■ Comerica, empresa estadounidense *de servicios financieros*, planea asumir un cargo de hasta US$41 millones en el segundo trimestre para cubrir el riesgo en Ar*gentina.*

* * *

■ Moody's puso en revisión la deuda en moneda local y extranjera de Uruguay para posible rebaja, una señal de que los riesgos de contagio por la crisis argentina han aumentado.

Envíe sus comentarios a: americas@wsj.com

Frito-Lay, Más Picante para los Latinos de EE.UU.

EDUARDO PORTER Y BETSY MCKAY
The Wall Street Journal

A la primera probada, muchos de los bocadillos salados de la estadounidense Frito-Lay tienen un sabor de picante inspiración mexicana. Para empezar, muchos pican y varios otros portan nombres en español. De hecho, el término "frito" proviene de una receta mexicana para freír las tortillas de harina de maíz.

Pero motivada por el auge de la población hispana en Estados Unidos (60% de la cual es de origen mexicano) y por el creciente número de *bocadillos disponibles* en los barrios hispanos, la unidad de PepsiCo Inc. está yendo más lejos en su intento por satisfacer el gusto de los mexicanos, y otros latinos, en EE.UU.

Como parte de esta campaña de marketing dirigido, la empresa de bocadillos salados armó una combinación de productos con sabores orientados a los latinos, tanto nuevos como existentes, *y la lanzó* como una línea de producto en noviembre pasado, en 20.000 tiendas de 14 ciudades de EE.UU. en estanterías plasmadas con el eslogan "A todo sabor".

La nueva línea de productos en EE.UU. incluye uno nuevo, los Doritos Rancheros; cuatro más que son grandes vendedores de su subsidiaria en México, Sabritas SA, y cinco bocadillos condimentados que ya vende en EE.UU.

Frito-Lay sólo ha lanzado esta nueva línea en tiendas de Chicago y el sudoeste de EE.UU., donde los datos del censo y las ventas de algunos de sus productos más condimentados sugieren altas concentraciones de hispanos, sobre todo mexicanos.

De hecho, la compañía se ha puesto un modesto objetivo de ventas de US$25 millones para el primer año para los cinco nuevos productos en la línea.

Pero, desde el pequeño supermercado Fat & Fat en Los Ángeles, hasta la gigantesca bodega Superior en el cercano barrio mexicano en Huntington Park, Frito-Lay ha llenado las tiendas con una selección que va desde Sabritones hasta chicharrón de cerdo picante y papas fritas con limón llamadas Lays Limón (en México se llaman Sabritas Limón). *Las tiendas colocan los* nuevos estantes en los mejores espacios, cerca de la caja registradora y el refrigerador de cervezas.

Con una cuota del 58% en el mercado de los bocadillos salados y empaquetados en EE.UU., Frito-Lay está "en busca de la próxima oportunidad de crecimiento", y la empresa percibe a los consumidores hispanos como una oportunidad importante, dice Rebeca Johnson, vicepresidenta a cargo de marketing étnico de la compañía. "No podemos ignorar este mercado. Es una población del tamaño de Canadá", agrega.

Pero la unidad de PepsiCo. no está sola en su descubrimiento. Muchos otros fabricantes de alimentos también han estado *mirando con hambre el mercado* hispano.

La cadena de sándwiches Subway, por ejemplo, ofrece un nuevo emparedado de "carnitas" de cerdo —un platillo típicamente mexicano— en el sur de California, mientras que Mayfield Dairy Farms, de Tennessee, lanzó un helado de ensalada de fruta"para satisfacer el gusto de los hispanos.

Otras divisiones de PepsiCo también han mostrado interés. El mes pasado, su unidad Gatorade lanzó una bebida deportiva llamada Xtremo, con sabores como mango y ponche tropical.

En los estantes de las tiendas de los barrios latinos también proliferan bocadillos competidores de marcas que van desde Barcel, una unidad de la panificadora mexicana Bimbo SA, hasta empresas más pequeñas como El Sabroso, pusieron un toque de urgencia a la medida de Frito-*Lay.*

Barcel, que importa sus productos de México, es muy pequeña comparada con Frito-Lay, pero aunque no divulga sus ventas en Estados Unidos, asegura que tiene grandes ambiciones en ese país.

"Fácilmente podemos duplicar el negocio de Barcel en EE.UU. en uno o dos años", dice *Juan Muldoon, director general* de Bimbo Bakeries USA, en Fort Worth, Texas.

A Todo Sabor

Porcentaje de hogares hispanos indicando la marca de bocadillos que consumen con mayor frecuencia*



Papas de Frito-Lay
80%
Doritos
46%
Papas fritas Ruffles
33%
Fritos
31%
Tostitos
24%
Cheetos
21%

*Los sondeados podían escoger dentro múltiples marcas

Fuente: Simmons Hispanic Consumer Survey, 2001

En Colombia, Uribe Sigue a la Cabeza, pero Wall Street Duda de sus Planes Económicos

MARC LIFSHER
The Wall Street Journal

BOGOTÁ

Álvaro Uribe, el candidato que promete una fuerte acción militar en contra *de las guerrillas izquierdistas y los pa*ramilitares de derecha que podría acortar la guerra civil de 38 años en la nación andina, parece listo para una victoria en primera vuelta en las elecciones presidenciales del próximo domingo.

Pero los inversionistas de Wall Street, que están animados por las encuestas, siguen preocupados sobre cómo es que Uribe va a financiar un ejército más grande y con más armamento. También se preguntan cómo el ex alcalde y ex gobernador va a cumplir sus imprecisos planes para recuperar la economía colombiana y enfrentar la creciente deuda pública y el desempleo.

"La política de Uribe contra la guerrilla es muy clara, pero hay mucha incertidumbre sobre lo que esto significa en términos de gasto", dice Ben Laidler, un experto en la región andina de UBS Warburg. *"Es evidente que esta guerra va a* costar dinero y la economía está sufriendo".

La propuesta central de Uribe, y la más costosa, consiste en duplicar las fuerzas armadas que hoy están conformadas por cerca 55.000 soldados del ejército y 100.000 policías. El incremento, dicen los asesores de la campaña, podría costar cerca de US$4.000 millones en un periodo de cuatro años y le dará al gobierno, que ha sido históricamente débil, una mejor posibilidad de derrotar, o al menos forzar a una negociación, a las tres fuerzas insurgentes.

Las sobrecargadas fuerzas militares hoy enfrentan a las izquierdistas Fuerzas Armadas Revolucionarias de Colombia (FARC), de 17.000 combatientes, y al Ejército de Liberación Nacional (ELN) de 5.000 miembros. Para complicar el problema, existe el creciente y bien financiado grupo paramilitar de extrema derecha denominado Autodefensas Unidas de Colombia, AUC, que tiene *11.000 efectivos.*



Álvaro Uribe

La propuesta de escalada militar de Uribe *ha cobrado popularidad tanto en*tre los electores colombianos como entre los inversionistas internacionales. "Uribe podría ser la luz al final del túnel", dice José Cerritelli, quien cubre Colombia para Bear Stearns & Co. "La única manera de ponerle fin a la guerra es siendo lo suficientemente fuerte como para hacerle entender a la guerrilla que no puede ganar. Sólo con victorias el gobierno tendrá la determinación y la fortaleza para hacerle una exigencia creíble a las guerrillas para que se sienten a hablar de paz".

Los votantes en Colombia parecen estar de acuerdo. Están más indignados que nunca por las frecuentes masacres de campesinos perpetradas tanto por los paramilitares como por la guerrilla, por los secuestros de 3.000 personas anuales y por los atentados constantes contra puentes, torres de transmisión eléctrica y oleoductos. Los causantes de los bombardeos, algunos de ellos aparentemente entrenados por expertos del Ejército Republicano Ir*landés (IRA), recientemente empezaron* a atacar las ciudades que hasta el momento no habían sido afectadas, lo que se inició después de que el presidente saliente, Andrés Pastrana, decidiera ponerle fin a tres años de infructuosas negociaciones de paz con las FARC. Pastrana, quien no puede ser reelegido, termina su período en agosto.

Los colombianos, que hace cuatro años apoyaron la iniciativa de paz de Pastrana, ahora respaldan de manera abrumadora a Uribe. Una de las principales encuestas, cuyos resultados se revelaron el domingo pasado por la firma Napoleón Franco, le da a Uribe el 49,3% de la intención de voto, lo que se compara con sólo el 23% para su principal oponente, el populista del partido Liberal Horacio Serpa. La encuesta tiene un margen de error del 1,5%. Luis Eduardo Garzón, un líder laboral de izquierda está en el tercer lugar con una intención de voto del 7,8% mientras la candidata independiente Noemí Sanín está en el cuarto lugar con un 6%. Si Uribe no logra tener el 50% de los votos, tendrá que enfrentar una segunda vuelta el 16 de junio.

El liderazgo de Uribe en las encuestas ha hecho que los inversionistas "sean optimistas sobre Colombia porque saben que Serpa no lo va a lograr", dice Boris Segura, economista jefe para América Latina en Atlantic Asset Management LLC, de Stamford, Connecticut. Serpa, dice, ha mostrado un tibio apoyo por los mercados abiertos y el libre comercio y todavía parece estar de acuerdo con la expansión del gobierno y el gasto público. "En el fondo de su alma, él sigue siendo populista", dice Segura.

Mientras Uribe parece más abierto a las denominadas economías neoliberales, todavía tiene que explicar cómo aumentará el gasto militar y a la vez logrará cumplir con las promesas de recortar el gasto del gobierno, reducir la burocracia, reformar el sistema de pensiones en crisis y crear empleos. *"Nadie está en desacuerdo* con la posición de Uribe de fortalecer el ejército, pero el mercado está interesado en ver que también tiene un plan para reducir el déficit fiscal", dice Luis Oganes, analista de J.P. Morgan Chase.

FILE No. 823437

ECONÓMICAS

02 JUL 22

CIFRA DEL DÍA

13,3 por ciento cayeron las importaciones en el primer trimestre.

DÓLAR		CAFÉ COLOMBIANO		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS	
Tasa representativa del mercado	$ 2.317,12	Dólares por libra OIC		Dólares por barril		IGBC (Índice General)		Efectivo anual				Pesos por
Casa de cambio (c)	$ 2.120,00	Hoy	0,65	Hoy	25,76	Hoy	1.160,03	DTF	9,01%	HOY $ 125,8576	Euro	$ 2.167,35
Casa de cambio (v)	$ 2.155,00	Ayer	0,66	Ayer	25,27	Ayer	1.161,45	DTF Trimestre anticipado	8,53%	MAÑANA $ 125,8948	Bolívar	$ 2,05
								TBS Efectivo anual Bancos a 90 días	8,86%		Peso mexicano	$ 244,38

Comisión busca Minhacienda

La escogencia del nuevo ministro de Hacienda es más complicada de lo que se había pensado. Tanto, que el presidente electo designó una comisión para realizar esta tarea, integrada por los ex ministros Rudolf Hommes, Jaime García Parra, Guillermo Perry, Eduardo Wiesner, Roberto Junguito y el gerente de empalme, Fabio Echeverry. Uribe será quien decida.

Nuevo plazo para localizadores

Hasta el próximo 30 de diciembre fijó plazo el Ministerio del Transporte para que los vehículos de servicio público que movilizan pasajeros y carga por carretera, de modelos 1996 y posteriores, instalen el dispositivo de localización ordenado el año pasado. Para los otros modelos el plazo se dispuso en el 2001. El localizador dará condiciones de seguridad para controlar recorridos y paradas, entre otros aspectos.

Lafaurie rechaza acusaciones



La ministra de Minas y Energía, Luisa Fernanda Lafaurie, rechazó de nuevo las acusaciones del congresista Gustavo Petro, según las cuales, con el proyecto de regalías, estaría favoreciendo a la firma Petronorte, de propiedad de

FINANZAS / HOMMES PLANTEA DRÁSTICO RECORTE DE GASTO

Vienen apretón y más impuestos

Para el gerente de empalme, los problemas no se resuelven con paños de agua tibia. Pide impulsar programas sociales.



EL EX MINISTRO DE HACIENDA, Rudolf Hommes, dice que el gasto en Colombia fomenta la corrupción. Diego Caucayo/Portafolio

La situación de las finanzas públicas es tan difícil, que el ministro de Hacienda, Juan Manuel Santos, reconoció ayer que le entregará la olla raspada al nuevo Gobierno.

Ante un auditorio de más de 800 empresarios y analistas económicos, reunidos en el foro Perspectivas Económicas de Anif y Fedesarrollo, el funcionario insistió en la urgencia de seguir adelante con el ajuste fiscal, para no quedarse a mitad de camino.

Su posición encontró eco en el actual gerente de empalme del nuevo Gobierno, el ex ministro de Hacienda Rudolf Hommes, quien presentó las bases de lo que debe contener

AJUSTE ES INAPLAZABLE

El ministro de Hacienda, Juan Manuel Santos, pidió al nuevo Gobierno darle prioridad al tema económico y aprovechar el mandato que le dio el pueblo colombiano para sacar adelante las reformas.

"Lo que no se puede hacer es ... ploma", dijo el funcionario, quien se mostró preocupado ante la posibilidad de que el Gobierno electo le de prioridad a la reforma política y no tramite a la par las reformas pensional, tributaria y de responsabilidad fiscal.

El director de Fedesarrollo

EMPLEO

La hora de los informales

Más allá de las alarmantes cifras de desempleo –que en abril llegó al 15 por ciento–, resulta que el 60,5 por ciento de la fuerza laboral trabaja es informal. Esto es, más de 4,3 millones de colombianos, de 13 áreas metropolitanas. Es decir, tres de cada cinco colombianos, que laboran principalmente en los sectores de comercio y servicios, según datos del Dane.

La economía, como lo han señalado analistas privados y el propio Gobierno, no genera los suficientes puestos de trabajo y obliga a que millones de colombianos se dediquen al rebusque, o vinculen a actividades, empresas o negocios definidos como informales.

Pero, ¿cuáles son los trabajadores que el Dane clasifica como del sector informal? Según la directora de la entidad, María Eulalia Arteta, son quienes laboran en establecimientos, negocios o empresas que ocupan hasta 10 trabajadores en todas sus agencias y sucursales; empleadas del servicio

su esposo, Enrique Villamarín. Petro dijo que Lafaurie está impedida frente a ese proyecto. "Mi esposo solo representó un grupo de accionistas, pero renunció antes de mi posesión. No estoy impedida", declaró la ministra.

PyG con finanzas saludables

Tras absorber las pérdidas del año 2001, causadas por la caída de precios de los detergentes y la reestructuración de la empresa, Procter y Gamble Colombia recibió un aporte de capital de 4 millones de dólares y hoy presenta un crecimiento de 9 por ciento en ventas. No tiene endeudamiento financiero y sus reservas suman 11.000 millones de pesos.

Colocados bonos de la CAF

Una colocación de bonos de la Corporación Andina de Fomento (CAF) prevista por 300 millones de euros (643,8 mil millones de pesos) terminó siendo por 350 millones (751,1 mil millones de pesos). "La solidez financiera de la corporación se ve una vez más ratificada", comentó Enrique García, presidente ejecutivo de la CAF. La colocación fue liderada por el Dresdner Bank y Merril Lynch.

el programa de Álvaro Uribe en materia económica.

El ex ministro señaló que las Fuerzas Militares requieren recursos adicionales de por lo menos dos puntos del PIB (cerca de 4 billones de pesos), el gasto social otro punto y medio y la reactivación de la economía por lo menos un punto del PIB.

Eso, unido al déficit del Gobierno central del 5,3 por ciento, daría un descuadre de las finanzas públicas cercano al 10 por ciento, lo cual es insostenible e inviable.

Por eso, Hommes insistió en la urgencia de buscar mecanismos para financiar el gasto sin "tirarse la economía". ¿Cómo? "Se tendrán que aumentar los impuestos de manera temporal, porque el problema no se resuelve con paños de agua tibia", dijo.

dejar el ajuste para después, porque no hay tiempo y porque en el entretanto, la economía se des-

Juan José Echavarría, reconoció que el Gobierno sí redujo el gasto y bajó el rezago presupuestal.

El propio Álvaro Uribe ha dicho que se necesita crear un nuevo impuesto para financiar a los militares. La Misión del Ingreso Público advirtió que no se puede desmontar el 3 por mil.

Y el recorte

Pero lo más importante, según Hommes, es "una revolución o reforma radical del Estado", que implica ponerle freno a la corrupción, al clientelismo y la ineficiencia. "Esos son los elementos que debe contener la verdadera reforma política", sostuvo.

Para el ex ministro, hay que invertir en cosas importantes para la población.

Por ello, se debe pedir un crédito a los organismos multilaterales por 2.700 millones de dólares para financiar programas de vivienda, de alimentación para la población infantil y para la reforma administrativa del Estado.

doméstico y trabajadores familiares sin remuneración; trabajadores por cuenta propia, excepto los independientes profesionales como médicos, abogados, odontólogos, ingenieros, contadores, entre otros; patronos o empleadores que ocupen hasta 10 personas, incluidos ellos.



JUDICIALES

EDICTOS

EDICTO.- El Juzgado Segundo Civil del Circuito de Duitama (Boyacá), EMPLAZA: A las personas indeterminadas que puedan tener interés jurídico en oponerse a las pretensiones de la actora relacionados con parte de un predio de mayor extensión ubicado dentro del perímetro urbano el municipio de Paipa en la calle 25 Nos. 19-37 y 19-41, comprendido esta nomenclatura el inmueble de mayor extensión, distinguido con el No. Catastral 010000400015000. La parte a prescribir, forma parte del inmueble de mayor extensión con folio de Matrícula 074-67558, pero en particular, la parte a adquirir por prescripción está comprendido dentro de los siguientes linderos específicos y actualizados: por el frente o norte, con la nueva calle 25, antes calle 6a., en extensión aproximada de 1.10 metros o sea la amplitud del portón de acceso al inmueble donde se encuentra la nomenclatura No. 19-41 de la calle 25, en el certificado Catastral calle 6a.; por el oriente, o sea el costado izquierdo entrando al inmueble, a partir del portón de acceso hacia el fondo, linda el inmueble a prescribir con local de los herederos de Bertha Cely, voltea a la izquierda en ángulo recto a la derecha, voltea nuevamente a la izquierda, vuelve en ángulo recto a la derecha, voltea nuevamente a la izquierda en ángulo recto lindando con el mencionado local, voltea nuevamente por este costado hacia la derecha y hasta el fondo, lindando en este último trayecto, con de Belarmino Grimaldo(s) antes de Julio R. Gama (en el certificado catastral Gama Julio Roberto); por el sur o fondo, linda el inmueble a prescribir con de Julio Roberto Gama (certificado catastral Gama Julio Roberto) y por el último costado limita el predio a prescribir con propiedad de Juan González y/o Cristina de González a dar al portón de acceso y encierra. Dentro del inmueble a prescribir se encuentra una vivienda antigua que consta de tres alcobas, un baño, cocina y patio abierto con teja de barro, tiene servicios de agua, luz y alcantarillado. El inmueble de mayor extensión del cual formó parte el predio objeto de pertenencia, se alinderaba así: Al norte, con la callé 6a.; por el oriente, con de Julio Roberto Gama; por el sur, con del mismo Julio Roberto Gama y por el occidente, lindaba con de Amelia Bernal Camargo P.I. y encerraba. El inmueble de mayor extensión ha sufrido segregaciones, cuya declaración judicial de pertenencia por prescripción adquisitiva de dominio ha solicitado la señora Susana del Carmen Ochoa Benítez mediante apoderado judicial Dr. Edgar Bernardino Chaparro, contra Hilda María, Marco Efrén, Cristina, José del Carmen, Pedro Raúl Cely, Ulises, Óscar Celio Cely Albarracín y otros, radicado bajo el No. 2001-0038, a fin de que se presenten a hacerle valer en este Juzgado. Se les hace saber que transcurridos quince días contados a partir de la expiración del término de la fijación del edicto, se entenderá surtido el emplazamiento de las personas indeterminadas, a quienes se les designará un curador ad lítem, que ejercerá el cargo hasta la terminación del proceso. Para los efectos legales indicados en el art. 407 del C. de P. C., se fija el presente edicto en lugar público de la Secretaría del Juzgado por el término legal de veinte (20) días, hoy 14 de mayo de 2002, a la hora de las ochó de la mañana y se expiden copias al carbón para que una sea publicada por dos veces en intervalos no menores de cinco días en EL TIEMPO y la otra para que sea difundida por las mismas veces con intervalos no menores de cinco días calendario en una emisora del lugar, entre las siete de la mañana y las diez de la noche. Estas publicaciones se harán dentro del término del emplazamiento. Milton Merchán Solano, secretario. Rad. 2001-0038 Ord. Constancia. Es copia al carbón para su publicación en la prensa. El secretario, Milton Merchán Solano.

EDICTO.- La suscrita Secretaría del Juzgado Civil del Circuito de Gachetá, Cundinamarca, por medio del presente, CITA y EMPLAZA: A Soledad Labrador de Guzmán, cuya residencia y lugar de domicilio se ignora para que en el término de fijación de este edicto y cinco días más comparezca por sí o por intermedio de apoderado judicial a recibir notificación personal del auto admisorio de la demanda emitido cuatro (4) de abril del año en curso (2002), y autos de fechas 2 y 9 de mayo, de dos mil dos (2002), en el proceso ordinario de pertenencia agraria que por prescripción extraordinaria adquisitiva de dominio ha iniciado Manuel Guillermo Acosta Ramos, en contra de los emplazados. Rad. 2002-0005. Igualmente emplaza a las personas indeterminadas que se consideren con derecho sobre el inmueble pretendido o que se crean con algún interés jurídico en oponerse a las pretensiones del actor, para que en el término de emplazamiento y quince días más, comparezcan a estar a derecho en este proceso. El inmueble cuya pertenencia se solicita es el siguiente: se encuentra ubicado en la vereda Pastor Ospina en jurisdicción del municipio de Guasca, Cundinamarca, junto con sus mejoras y anexidades existentes, uso, costumbres y servidumbre legalmente constituidos, el predio se denomina El Topacio, con un área aproximada de cuatrocientos dieciocho (418) m2 y consta de una casa y un solar. La casa tiene una superficie de doscientos cincuenta y ocho metros (258) m alinderado así: por el sur, en extensión de 60 m con el camino nacional que de Guasca conduce a Gachetá; por el norte, en extensión de 60 m con propiedades de herederos de Hercilia Acosta Ramos; por el oriente, en 43 m con propiedad de Martín Ospina y por el occidente, en 43 m con camino peatonal que conduce a varias fincas. El solar anexo a la casa tiene una extensión superficiaria de 160 m2 demarcado así: Por un costado o sea por el oriente con propiedades de Martín Ospina y por los otros tres costados con propiedades de herederos de Hercilia Acosta Ramos. Al predio anterior le corresponde el folio de Matrícula Inmobiliaria No. 50N-20112120 de la oficina de Instrumentos Públicos Zona Norte de Bogotá el que se desmembra del predio mayor denominado "Geranios". Se advierte a los emplazados que si vencido el término aquí señalado y no comparecieren, se les designará curador ad lítem, con quien se surtirá la notificación y se proseguirá el proceso hasta su terminación. Para dar cumplimiento a los arts. 318, 81 y numerales 6, 7 y 8 de los art. 407 del C.P.C., en concordancia con el art. 8. Del Decreto 508 de 1974, se fija el presente edicto en el lugar acostumbrado de la Secretaría del Juzgado por el término de 20 días y se expiden copia del mismo para su fijación en la Alcaldía respectiva y sus publicaciones por 2 veces con intervalos no menores de cinco (5) días calendario, dentro del mismo término, en un periódico de amplia circulación en este circuito judicial, EL TIEMPO o El Espacio, y en la radiodifusora del lugar si la hubiere, hoy mayo 14-02, a las 8 a.m. María Clementina Reyes Martínez, secretaria. Es copia al carbón que se expide para su publicación. Gachetá, mayo 14-02. María Clementina Reyes Martínez, secretaria.

EDICTO EMPLAZATORIO.- El Juzgado Promiscuo de Familia con sede en El Santuario Antioquia, conforme a lo dispuesto por el artículo 656, del C. de P. Civil, en concordancia con los artículos 96 y 97 del Código Civil, por medio del presente, EMPLAZA: A la señora Luz Marina Forero Osorio, ausente, para que comparezca al proceso, en caso de encontrarse viva y en posibilidad de comparecer, de jurisdicción voluntaria de declaración de ausencia, adelantado e instaurado por su hija Judith Alisday Giraldo Forero. De igual manera, se previene a quienes tengan noticias de ésta, para que las comuniquen al Juzgado. Finalmente, se requiere a quienes tengan derecho a ejercer la guarda de la ausente, para que se presente al proceso y lo hagan valer. Para los fines indicados en las disposiciones citadas en el encabezamiento de este edicto, se incluye un extracto de la demanda: "... Juez Promiscuo de Familia El Santuario, Ant., ... formulo ante su despacho demanda de declaración de ausencia, de la señora Luz Marina Forero Osorio... Hechos: La citada señora contrajo matrimonio católico con Gildardo Giraldo Loaiza en el municipio de San Carlos, el día 19 de abril de 1980. El señor Gildardo Giraldo Loaiza falleció en mayo 20 de 1995. De dicha unión nacieron: Judith Alisday, Sydney Kristina, Mayra Alejandra, María Eugenia, Eliana Patricia y Alex Giraldo Forero, ... la señora Luz Marina tuvo su domicilio permanente y asiento de sus negocios en el municipio de San Carlos, hasta el día 13 de febrero de 2002, fecha en la cual se ausentó. ... Desde la fecha señalada anteriormente hasta el día de hoy, ninguna noticia se ha tenido de la señora Luz Marina Forero Osorio, pues no ha tratado de comunicarse con su familia por ningún medio, y las gestiones particular y oficiales tendientes a lograr con su paradero han sido infructuosas. ... En consecuencia su paradero es ignorado por sus hijos, lo cual ha acarreado perjuicios no solo para la familia sino para el patrimonio de la señora Luz Marina Forero Osorio en la medida en que esta no constituyó apoderado general. ... A la peticionaria corresponde deferírsele la curaduría del ausente conforme al artículo 550 del C.C. la que desde ahora acepta. ...". Para efectos de la ausencia, se publicará en los periódicos El Colombiano de la ciudad de Medellín y EL TIEMPO, al igual que en una radiodifusora local, si la hubiere. Fijado en lugar visible de la Secretaría, en la fecha 9 de mayo de 2002, siendo las 8 a.m., por el término de veinte (20) días. Bienvenida Arango Palacio, secretaria.

EDICTO EMPLAZATORIO NÚMERO 31.- El Juzgado Primero de Familia del Circuito Judicial de Popayán, Cauca, CITA y EMPLAZA: Por el término de veinte (20) días al señor Roberto José Fuentes Amaris, para que se presente oportunamente a hacer valer sus derechos, dentro del proceso de divorcio de matrimonio católico que por medio de apoderado presentó la señora Mary Lou Walton Cerón. Se le advierte al emplazado que si dentro del término antes indicado y cinco (5) días más no comparece, se le designará un curador ad lítem, con quien se surtirá la notificación y el traslado requerido y se proseguirá con el trámite pertinente. De conformidad con lo dispuesto en el art. 318 de C. de P. Civil, se fija el presente edicto en un lugar visible de la Secretaría del Juzgado por el término de veinte (20) días y se entrega copia a los interesados para su publicación en el diario EL TIEMPO y por una radiodifusora local, en las horas comprendidas entre las siete de la mañana (7 a.m.) y las diez de la noche (10 p.m.), que se hará por una sola vez, hoy veintisiete (27) de mayo de dos mil dos (2002), siendo las ocho de la mañana (8 a.m.). La secretaria, Andrea Ximena Samboni Santander.

EDICTO.- El Gerente Administrativo de la Alcaldía Municipal de Zipaquirá, HACE SABER: Que el día siete (7) de abril del año en curso, estando al servicio del municipio de Zipaquirá, en calidad de pensionado, falleció el señor Aurelio Ballén Castro, identificado con cédula de ciudadanía No. 466.499 de Zipaquirá. Las personas que se crean con derecho a reclamar la sustitución pensional, deben acreditar la correspondiente documentación en las oficinas de esta gerencia. Segundo Aviso.

EDICTO.- El Juzgado Quinto de Familia de Bucaramanga, Santander, EMPLAZA: A Gonzalo Bermúdez Basto, vecino que fuera de esta ciudad, a fin de que se presenten a este despacho por sí o por medio de apoderado judicial. Se previene además a quienes tengan noticias del mencionado Gonzalo Bermúdez Basto, se sirva comunicarlo oportunamente a este despacho, donde cursa un proceso sobre muerte presunta por desaparecimiento, a instancia de su cónyuge señora Elizabeth Cuesta Estrada, conforme a la demanda que se extracta así: "El señor Gonzalo Bermúdez Basto, desapareció presuntamente viajando de Bucaramanga al municipio de Aguachica (Cesar) desde el día veinte (20) de febrero de mil novecientos noventa y nueve (1999), fecha desde la cual no se ha tenido ninguna noticia sobre su paradero, a pesar de las constantes diligencias tanto oficiales como particulares adelantadas. Para la fecha que desapareció el señor mencionado, gozaba de pensión de jubilación de la Policía Nacional. El señor Gonzalo Bermúdez Basto, procreó con la señora Elizabeth Cuesta Estrada, cinco hijos: Obeida, Yubelly, Milena, Deibys y Germán Bermúdez Cuesta". Se fija este edicto en lugar visible de la Secretaría del Juzgado, por el término de veinte (20) días hábiles. Se expiden copias para la publicación por una vez en un periódico de amplia circulación en esta ciudad (Vanguardia Liberal o El Frente) y en una radiodifusora local, esta última en el periodo comprendido entre las 7:00 a.m. y las 10:00 p.m. Este mismo edicto se publicará en uno de los periódicos de mayor circulación (EL TIEMPO, El Espectador o El Nuevo Siglo), que se editan en la capital de la República, durante tres (3) veces, debiendo correr (4) cuatro meses entre cada dos (2) citaciones. Se fija el presente edicto, a las 8:00 a.m., del día de hoy veintiocho (28) de agosto de dos mil uno (2001). Wilson Leonel Mejía Torres, secretario.

AVISO.- El Secretario del Juzgado Promiscuo del Circuito de Apia Risaralda, AVISA: Al público en general que dentro del proceso de jurisdicción voluntaria, muerte presunta por desaparecimiento, instaurado por Maria Judith Raigosa Osorio, se ha dictado sentencia que en su encabezamiento y parte resolutiva dice: "Juzgado Promiscuo Del Circuito. Apía, Risaralda, abril diesisiete de dos mil dos.-entra el juzgado en este providencia a proferir el fallo que corresponda al proceso de la referencia, toda vez que es la oportunidad procesal para ello y no se observa causal de nulidad alguna que invalide lo actuado.— Sin más consideraciones, el Juzgado Promiscuo del Circuito de Apía, Risaralda, administrando justicia en nombre de la República de Colombia y por autoridad de la Ley.—— Familia:— Declárese la muerte presuntiva del señor Marco Aurelio Vásquez Raigoza, por desaparecimiento.—— Señalándose el día 19 de Agosto de 1997 como fecha presuntiva del acontecimiento de dicha muerte.——— Comuníquese esta decisión al registrador del Estado Civil, o a quién haga sus veces, de la ciudad de Santuario Rda, para que extienda la correspondencia acta de defunción.——— Publíquese en el encabezamiento y parte resolutiva de esta providencia, una vez ejecutoriada, por una sola vez en uno de los diarios de circulación Nacional. Notifíquese, Gustavo Antonio Tabares Hernandez juez (encargado (firmado) ". Apía; Risaralda, Mayo 27 del 2002, Hora 9:00 a.m (Lunes) Gustavo Antonio Tabares Hernandez, Secretario.

AVISO.- El Juzgado Civil del Circuito de Santa Rosa de Cabal, AVISA AL PÚBLICO: Que mediante providencia de fecha diciembre 6 del año 2001, proferida por este despacho y confirmada por el H. Tribunal Superior de Pereira mediante providencia fechada el 10 de abril del 2002, decretó la interdicción judicial por causa de demencia de Rosaura Ocampo Londoño, en consecuencia se le privó de la administración de sus bienes y se les designó como curadora de sus bienes a la señora María Esneda Londoño de Ocampo, con c.c. No. 25.151.547 de Santa Rosa de C. Este aviso se insertará por una vez en el Diario Oficial y en un periódico de circulación nacional EL TIEMPO o El Espectador de Santa Fé de Bogotá. Santa Rosa de Cabal, mayo 23 del 2002, a las 8:00 a.m. Consuelo González López, secretaria.

EDICTO EMPLAZATORIO.- El suscrito Secretario del Juzgado 020 Civil del Circuito de Bogotá, D.C., CITA y EMPLAZA: A Morato Motores S.A., por intermedio de su representante legal o por quien haga sus veces, para que dentro del término de veinte (20) días comparezca(n) a este despacho judicial a recibir notificación personal del auto admisorio de la demanda de fecha dos (2) de noviembre de dos mil uno (2001) de dos mil dos (2002) proferido(s) dentro del proceso abreviado que en este Juzgado adelanta Constructora Castilletes S.A. contra Euclides Porras Guzmán, Luis Eduardo Medina, Eduardo Serrano Rueda, Morato Motors S.A. Se advierte a la(s) persona(s) emplazada(s) que si transcurridos cinco (5) días contados a partir del vencimiento del término arriba señalada no concurren, se le designará curador ad lítem con quien se adelantará el proceso hasta su terminación. Para los fines del art. 320 y 318 del C.P.C., se fija el presente edicto en un lugar público y visible de la Secretaría del Juzgado por el término de veinte (20) días, a las 8:00 a.m. del diez (10) de mayo de dos mil dos (2002) y se expiden las copias para su publicación. Humberto Almonacid Pinto, secretario.

EDICTO.- Notaría Única del Círculo Dolores, Tolima. El suscrito Notario Único del Círculo de Dolores, Tolima, EMPLAZA: A todas las personas que se consideren con derecho a intervenir dentro de los diez (10) días siguientes a la publicación del presente edicto, en el trámite notarial de liquidación de la herencia del causante señor Luis Carlos Hernández Peña, quien falleció en el municipio de Alpujarra, departamento del Tolima, el día 20 de febrero de 2001, dejando como su último domicilio y asiento de sus negocios el municipio de Alpujarra, Tolima, aceptado mediante Acta número 001 de fecha 16 de mayo de 2002. Se ordena la publicación de este edicto en un periódico de amplia circulación nacional y en la radiodifusora local por una vez en cumplimiento de lo dispuesto en el artículo 5 del Decreto 902 de 1988, ordenándose además la fijación del mismo en lugar visible de la Secretaría del Despacho por el término de diez (10) días. El presente edicto se fija hoy 17 de mayo de dos mil dos (2002), siendo las siete y treinta (7:30) minutos de la mañana. Ernesto Galvis Monroy, notario.

con de Julio Roberto Gama (certificado catastral Gama Julio Roberto) y por el último | 2002, a la hora de las ocho de la mañana y se expiden copias al carbón para que una sea | dumbre legalmente constituidos, el predio se denomina El Topacio, con un área aproxima- | Martínez, secretaria. Es copia al carbón que se expide para su publicación. Gachetá, mayo 14- | pues no ha tratado de comunicarse con su familia por ningún medio, y las gestiones particu- | y las diez de la noche (10 p.m.), que se hará por una sola vez, hoy veintisiete (27) de mayo de | Yubelly, Milena, Deibys y Germán Bermúdez Cuesta". Se | acontecimiento de dicha muerte.—— Comuníquese | uno (2001) de dos mil dos (2002) proferido(s) dentro del | Galvis Monroy, notario.

AVISOS

AVISO.- Gonzalo Abella Montealegre, abogado. Extracto de Demanda, SE HACE SABER: Que por intermedio de apoderado judicial, el señor José Miller Segura Méndez, inició proceso verbal de reposición y cancelación de título valor contra Bancafé, según los siguientes hechos: 1o. Bancafé, agencia de Garzón Huila, expidió a favor de José Miller Segura, dos certificados de depósito a término fijo distinguidos con los números 1017915 por valor de novecientos ochenta mil pesos, con fecha de vencimiento el 6 de marzo del 2002 y 1017978 por valor de un millón cien mil pesos, con fecha de vencimiento 18 de marzo del 2002. 2o. Los certificados de depósito en mención se encuentran extraviados, sin que se hubiera producido el retiro de los mismos. El beneficiario de los títulos denunció esta pérdida ante la Inspección de Policía. 3o. El extravío fue comunicado verbalmente a la entidad bancaria. Garzón, Huila, marzo 21 del 2002. Gonzalo Abella Montealegre, apoderado judicial. El anterior extracto de demanda cursante en el Juzgado Primero Civil Municipal de Garzón (Huila), se recibió de parte del Dr. Gonzalo Abella Montealegre.

AVISO.- La suscrita Secretaria del Juzgado Segundo Civil Municipal del Socorro (S.), HACE SABER: Que en el Juzgado Segundo Civil Municipal del Socorro (S.), cursa un proceso de reposición y cancelación de un título valor, en asunto de mínima cuantía propuesto por Sandra Jeaneth Uribe Macías y Diana Rocío Uribe Macías, por medio de apoderada judicial contra el Banco Cafetero, al cual se acompañó el siguiente extracto de demanda: "Extracto de demanda para publicación por extravío de título valor. Nombre de las partes: Actora titular: Sandra Jeaneth Uribe Macías y Diana Rocío Uribe Macías. Demandada emisora: Banco Cafetero. Identificación del título: Certificación de Depósito a Término CDT No. 1465949, por la suma de un millón novecientos veintidós mil quinientos noventa y nueve pesos con 11/100 mcte. ($ 1.922.599.11), con fecha de expedición 14 de marzo de 2000 y fecha de vencimiento 14 de junio de 2000, expedido por el Banco Cafetero Oficina Socorro". De conformidad con el art. 449 del C. de P.C., se ordena la publicación por una vez en un periódico de circulación nacional, para que las personas que se crean con derecho a intervenir en el presente proceso lo hagan dentro de los diez (10) días siguientes a la publicación. La secretaria, Liliana J. Rangel Guerrero.

EDICTO.- El Juzgado Civil del Circuito de Garagoa, Boyacá, EMPLAZA: A las personas indeterminadas, que se crean con derechos sobre el inmueble urbano denominado "San Bernardo" ubicado en la carrera 13 con calle 12 de esta localidad, con extensión aproximada de 280 m2, alinderado así: "Por el occidente, en una extensión de ocho (8) metros, linda con la carrera 13; por el norte, en una extensión de treinta y cinco (35) metros, linda con predios de Ana Isabel Parra; por el oriente, en una extensión de ocho (8) metros, lindando con predios del mismo vendedor Jesús Antonio Díaz Garzón; por el sur, en extensión de treinta y cinco (35) metros lindando con predios de Pedro Arturo Silva Sánchez", para que comparezcan a hacerlos valer a más tardar dentro de los quince (15) días siguientes a aquel en que quede surtido el emplazamiento dentro del proceso civil abreviado de pertenencia vivienda de interés social, adelantado por Adalberto Perilla Novoa contra Jesús Antonio Díaz Garzón y los emplazados, radicación No. 2000-0042, con la advertencia de que si en dicho término no comparecen se les designará un curador ad lítem con quien proseguirá el proceso hasta su terminación. Para los efectos señalados en el artículo 407 numerales 6o. y 7o. del Código de Procedimiento Civil, se fija el presente edicto en lugar visible de la Secretaría del Juzgado por el término de veinte (20) días hábiles, y se expiden copias a la parte demandante para que lo haga publicar en el diario EL TIEMPO y por una de las radiodifusoras de la localidad, en las horas comprendidas entre las siete de la mañana (7:00 a.m.) y las diez de la noche (10:00 p.m.), hoy seis (6) de mayo del año dos mil dos (2002), a las ocho de la mañana (8:00 a.m.). Jorge Hernán Vargas Rincón, secretario.

AVISO DE REMATE.- República de Colombia. Rama Judicial del Poder Público. La suscrita Secretaria del Juzgado Promiscuo del Circuito de Paz de Río, Boyacá, HACE SABER: Que dentro del proceso Familia (Licencia para vender bienes de menores) radicado bajo el número 2000-0008, instaurado mediante apoderado judicial por Luis Olinto Avendaño y [illegible] indeterminado, se fijó el día trece (13) de junio del año dos mil dos (2002) a partir de las nueve (9) de la mañana, para llevar a cabo la diligencia de venta en pública subasta de los bienes de menores Diana María y Adriana Avendaño Triana. Bienes objeto del remate: El Volcán, ubicado en la vereda del pedregal, jurisdicción del municipio de Tasco, determinado por los siguientes linderos generales así: Por el pie, de una piedra marcada con el número seis (6) en línea recta pasando por dos piedras nativas marcadas con el número seis (6), a dar a otra piedra con el número dos (2), limita con propiedades de herederos de Cecilia Naranjo; por el costado derecho, por una aguada arriba por una mata de tunacón, limita con propiedad de herederos de Cecilia Naranjo; por la cabecera, el camino que conduce a mesa alta pasando por la mitad de un piedrón a encontrar la piedra marcada con la letra (E), entre El Volcán en dirección al camino citado, limita con propiedades de Juan Sarmiento y Matilde Verdugo; por el último costado de la piedra marcada con la letra (E), en dirección del primer lindero, limita con propiedades de Rosendo Gil y encierra. Tiene una extensión aproximada de 1.1900 metros cuadrados. Terreno apto para el cultivo de pasto y cuidado de semovientes. Frayle (1): ubicado en la vereda del Pedregal, jurisdicción del municipio de Tasco, con una extensión de 2.500 metros cuadrados, terreno apto para los cultivos de pasto. Frayle (2): ubicado en la vereda del Pedregal, jurisdicción del municipio de Taco con una extensión de 3.600 metros cuadrados, apto para el cultivo de pasto. El Aliso: ubicado en la vereda del Pedregal, jurisdicción del municipio de Taco con una extensión de 1.2000 metros cuadrados, apto para el cultivo de pasto. El Tobo: ubicado en la vereda del Pedregal, jurisdicción del municipio de Taco con una extensión de 0.4.600 metros cuadrados, apto para el cultivo de pasto. Avalúo. Los inmuebles objeto de remate, fueron avaluados parcialmente así: Frayle (1) cuatro millones quinientos mil pesos md/cte. ($ 4.500.000). Frayle (2) tres millones ochocientos mil pesos md/cte. ($ 3.800.000). El Volcán, tres millones doscientos mil pesos md/cte. ($ 3.200.000). El Aliso, dos millones de pesos md/cte. ($ 2.000.000). El Tobo, tres millones de pesos md/cte. ($ 3.000.000). Postura: será postura admisible la que cubra el total del avalúo de los predios por ser primera licitación, en bienes de menores previa consignación del porcentaje legal, del veinte por ciento (20%). Licitación: La licitación comenzará a las nueve (9) de la mañana del día trece (13) de junio del año en curso, y no se cerrará después de transcurridos dos horas, por lo menos. El presente aviso de remate se fija en lugar público de la Secretaría del Juzgado Promiscuo del Circuito de Paz de Río, por el término de diez días (10) y se expide copias para su publicación por una vez en el diario EL TIEMPO y por una radiodifusora con antelación no inferior a cinco (5) días de esta misma diligencia. Siendo las ocho de la mañana de hoy diez (10) de mayo del año dos mil dos (2002). María Lucy Eslava de Puentes, secretaria.

AVISO DE REMATE.- Intendencia Regional Medellín. La suscrita Intendente Regional Medellín de la Superintendencia de Sociedades, AVISA: 1. Que el 7 de junio de 2002 a las diez (10) a.m., se llevará a cabo la diligencia de venta en pública subasta de los bienes de la sociedad Fundición y Laminación S.A. en liquidación obligatoria. 2. Que la [illegible] ción e identificación de los bienes muebles materia de remate es la siguiente: Maquinaria y equipo. - A efectos de identificar los bienes materia de remate con indicación de su clase, especie, cantidad y valor, el liquidador deberá allegar a las instalaciones de la Intendencia Regional de Medellín, el inventario aprobado por la Superintendencia de Sociedades con Auto No. 440-610-5483 del 27 de abril de 2000, y el avalúo aprobado mediante Auto No. 440-610-22338 del 30 de noviembre de 2000. 1. Que la base de la licitación será por el cuarenta por ciento (40%) del avalúo. 2. Que el porcentaje a consignar a órdenes de este despacho en la cuenta No. 110019196110 del Banco Agrario para hacer la postura, será el veinte por ciento (20%) del avalúo del respectivo bien. El presente aviso, se fija en un lugar público de la Intendencia Regional de Medellín, a las 8:00 a.m., el día 23 de mayo de 2002. La Intendente Regional de Medellín, Ángela María Echeverri Ramírez. El día 6 de junio de 2002 siendo las 5:00 p.m., se desfija el anterior aviso y se agrega al expediente de la concursada. La Intendente Regional de Medellín, Ángela María Echeverri Ramírez.

EDICTO.- El Secretario del Juzgado Segundo Promiscuo de Familia de Florencia, Caquetá, CITA y EMPLAZA: A los acreedores de la sociedad conyugal conformada por Fredy Ruales España y Mery Ana Lucía Benavides Goyes, para que concurran a hacer valer sus créditos en la diligencia de inventarios y avalúos de los bienes y deudas de la sociedad conyugal, dentro del proceso con radicación 2000-185. Para los fines indicados en los artículos 589 y 625-3 C. de P. Civil, se fija el presente edicto emplazatorio, en la cartelera de la Secretaría del Juzgado por el término de 10 días, y se expiden sendas copias a la parte interesada para su publicación por una sola vez, un periódico de amplia circulación nacional y radiodifusión por una emisora local entre las 7:00 a.m. y las 10:00 p.m., fijación que se hace a las 8:00 a.m. de hoy 23 mayo 2002. Luis Enrique Cabrera Rojas, secretario.

AVISO DE REMATE.- La suscrita Secretaria del Juzgado Civil Municipal de Garagoa, Boyacá, COMUNICA: Que mediante auto de fecha 29 enero del año en curso, proferido dentro del proceso ejecutivo No. 1999-0170 que en este despacho adelanta el señor Juan de Jesús Olmos por intermedio de endosatario Dr. Marco Tulio Olmos Vega en contra de Olga Vargas Lesmes y María del Carmen Lesmes Díaz, señaló la hora de las 2 de la tarde del día 13 de junio del año que avanza, para llevar a cabo la diligencia de remate del bien inmueble legalmente embargado, secuestrado y avaluado dentro del presente proceso, distinguido con el número de Matrícula Inmobiliaria 078-0017382, ubicado en la vereda de Curial del Municipio de Garagoa, con una extensión aproximada de una hectárea, existe dentro del predio pastos de corte, 18 árboles maderables, el cual se encuentra avaluado en la suma de cinco millones quinientos cincuenta mil pesos ($ 5.550.000.00), será postura admisible la que cubra el 70% del avalúo dado al inmueble, previa consignación del porcentaje legal (20%). La licitación comenzará a la hora indicada y no se cerrará sino después de haber transcurrido, dos horas por lo menos. Para dar cumplimiento a lo ordenado en el art. 525 del C.P.C., se fija el presente aviso de remate en lugar público y acostumbrado de la Secretaría del Juzgado por el término legal de 10 días, dando copias para su publicación en una de las radiodifusoras de la localidad entre las 7 de la mañana y 10 de p.m., y en EL TIEMPO o El Espacio, hoy 27 de mayo de 2002, hora 8 de la mañana. Pilar Franco Melo, secretaria.

AVISO DE REMATE.- La suscrita Secretaria del Juzgado Civil Municipal de Garagoa, Boyacá, COMUNICA: Que mediante auto de fecha 5 de febrero del año en curso (2002), proferido dentro del proceso ejecutivo No. 3004 que en este despacho adelanta la señora Fulvia de Forero por intermedio de endosatario Dr. José Ignacio Avendaño Segura en contra de José del Carmen González López y Juan Vargas, señaló la hora de las 9 de la mañana del día 13 de junio del año que avanza, para llevar a cabo la diligencia de remate del bien inmueble legalmente embargado, secuestrado y avaluado dentro del presente proceso, distinguido con el número de Matrícula Inmobiliaria 078-0023302, denominado el Consuelo, ubicado en la vereda de Funmbaque de esta localidad, con una extensión de tres cuartos de fanegada, con agua propia, sin construcción alguna, avaluado pericialmente por la suma de dos millones de pesos ($ 2.000.000.00), será postura admisible la que cubra el 50% del avalúo dado al inmueble, previa consignación del porcentaje legal (20%). La licitación comenzará a la hora indicada y no se cerrará sino después de haber transcurrido, dos horas por lo menos. Se le advierte al rematante que debe de consignar el 3% del valor total del remate con destino al Tesoro Nacional. Para dar cumplimiento a lo ordenado en el art. 525 del C.P.C., se fija el presente aviso de remate en lugar público y acostumbrado de la Secretaría del Juzgado por el término legal de 10 días, dando copias para su publicación en una de las radiodifusoras de la localidad entre las 7 de la mañana y 10 p.m. y en EL TIEMPO o El Espacio, hoy 27 de mayo de 2002, hora 8 de la mañana. Pilar Franco Melo, secretaria.

EDICTO. El secretario del Grupo Evaluador de Proyectos Aerocomerciales de la Unidad Administrativa Especial de Aeronáutica Civil, HACE SABER: Que el día 7 de junio 2002, a las 10:00 a.m., en las dependencias de la Unidad Administrativa Especial de Aeronáutica Civil (Centro de Estudios Aeronáuticos CEA, Av. Eldorado No. 106-95), se celebrará una audiencia pública con el fin de considerar la solicitud presentada por la doctora Gulomar Pinto Echeverri en calidad de Presidente de la empresa Aerovías de Integración Regional S.A. Aires S.A., [illegible] carga, con el equipo DASH 8-100 y DASH 8-300 en las siguientes rutas nacionales: Ruta El Yopal-Bucaramanga y regreso. Frecuencia semanal 3. El Yopal-Arauca y regreso, 3. Héctor Hernán Ríos Ospina, secretario Grupo evaluador de Proyectos Aerocomerciales.

HEREDEROS DE ARNULFO GARZÓN BERNAL HALCON AGROINDUSTRIAL LTDA., domiciliada en Cajicá en el sector el Banco entrada 2 Santa Reyes, Cajicá, de conformidad con lo prescrito por el Art. 212 del Código Sustantivo de Trabajo, hace saber que **ARNULFO GARZÓN BERNAL**, quien se identificara en vida con la c.c. No. 11.522.705 expedida en Villagómez, falleció en Cajicá el 13 de febrero de 2002, y se ha presentado a reclamar sus prestaciones sociales los señores Blanca Gracieta Bernal de Garzón y Bernardo Guillermo Garzón Prieto en calidad de padres legítimos del fallecido. Quienes crean tener igual o mejor opción que los reclamantes citados, deben presentarse a la dirección anunciada dentro de los treinta días siguientes a la fecha de esta publicación, con el fin de acreditar su derecho. **SEGUNDO AVISO**

COMPAÑÍA FERRETERA C.F S.A.

Avisa a todos los acreedores y al público en general, que en junta general de socios, del 6 de marzo de 2002, por decisión unánime aprobaron la disolución y liquidación de la sociedad. De esta forma se da cumplimiento a las normas legales. **ZULI TERESA PUERTA TAVERA, Liquidadora.** Informes: Calle 52A No. 62-195 Int. 117. Celular 5100251 Bello Antioquia Colombia.

SOLICITUD DE MODIFICACIÓN DEL ARANCEL DE ADUANAS

Se informa que se está solicitando ante el Gobierno Nacional, por conducto del Ministerio de Comercio Exterior la eliminación del arancel de aduanas para las manzanas frescas, actualmente con el 15%.

Las personas interesadas o afectadas por una eventual decisión deberán manifestar por escrito su opinión sobre esta solicitud al Ministerio de Comercio Exterior, Comité de Asuntos Aduaneros, Arancelarios y de Comercio Exterior, dentro de los quince días siguientes a la fecha de publicación de este aviso.

Esta publicación se hace en cumplimiento del artículo 2o. literal b) del Decreto 1868 de 1972 y el Decreto 2350 de 1991.

LA UNIVERSIDAD LA GRAN COLOMBIA

AVISA:

Que el día 2 de mayo de 2002, falleció el señor **DOMINGO SÁNCHEZ SOLANO**; estando al servicio de esta institución, y se ha presentado a reclamar el auxilio de cesantías y demás derechos laborales, la señora **Rosa María Medina de Sánchez**, identificada con la cédula de ciudadanía No. 41.439.484 expedida en Bogotá, en calidad de cónyuge del causante.

El presente aviso se da de acuerdo con el artículo 212 del Código Sustantivo del Trabajo, con el objeto de que quienes se crean con igual o mejor derecho, lo hagan valer dentro de los **treinta (30)** días siguientes a partir de esta publicación.

...	321
Noviembre	318
Diciembre	322
Enero 2002	326
Febrero	318
Marzo	320
Abril	290

Fuente: Supervalores
Gráfico: Diseño Editorial / EL TIEMPO

...que en abril apenas llegó a 290 millones de dólares. Opinó que se debe trabajar en 3 frentes: adelantar las reformas para darle viabilidad fiscal y económica al Estado y reducir el riesgo país; democratizar la propiedad de las empresas y ahondar en las prácticas de buen gobierno corporativo.

Ganando liquidez

La titularización de reses gana cada día más terreno en los negocios rurales, porque se ha convertido en factor de liquidez con mínimo riesgo. La presidenta de Fiducolombia, Stella Villegas, afirmó que ya se tienen titularizadas 105 mil cabezas de ganado, que han permitido la movilización de 60 mil millones de pesos. "Tenemos un cumplimiento del ciento por ciento", destacó Villegas.

...do ocupó la gerencia del Inurbe, la Procuraduría solicitó ayer a la Fiscalía llamar a juicio al actual superintendente de Valores, Gabriel Taboada Hoyos, y a ocho personas más, por el sonado caso de la venta de lotes de Chambacú en cercanías de Cartagena.

En un concepto emitido a la delegada ante la Corte Suprema de Justicia, el Ministerio Público explica que Taboada Hoyos, en su calidad de gerente del Inurbe, "fue quien impulsó y dirigió todo el proceso de venta de los lotes en Chambacú, y es autor del delito de falsedad ideológica en documento público".

El 11 de noviembre del 2000 la ... medida de aseguramiento consistente en detención preventiva con beneficio de libertad provisional en contra de Taboada Hoyos, como presunto responsable del delito de falsedad ideo-... más llamar a juicio a Rómulo Arabia Valderrama, subgerente especial del Inurbe, como autor del delito de celebración indebida de contratos y violación de requisitos. **1-13**



GABRIEL TABOADA, Superintendente de Valores.

MINISTERIO DE JUSTICIA Y DEL DERECHO
DIRECCIÓN NACIONAL DE ESTUPEFACIENTES

CONCURSO PÚBLICO No. 01 DE 2002

En cumplimiento de lo dispuesto en el artículo 30 de la Ley 80 de 1993

AVISA

Que mediante Resolución No. 0523 del cuatro (4) de junio de 2002, el Director Nacional de Estupefacientes, ordenó la apertura *del concurso que a continuación* se describe:

OBJETO: Contratar la interventoría del contrato que se celebre para la realización de la Auditoría *Técnica del Programa de Erradicación de Cultivos ilícitos* con el Herbicida Glifosato (PECIG) y su Plan de Manejo Ambiental (PMA).

FECHA DE APERTURA: 19 de junio de 2002.

AUDIENCIA DE ACLARACIONES: *24 de junio de 2002.*

FECHA DE CIERRE: 28 de junio de 2002.

LUGAR DE APERTURA Y CIERRE: En Secretaría General de la Dirección *Nacional de Estupefacientes*, ubicada en la carrera 16A No. 79-08, en la ciudad de Bogotá, D.C., Colombia.

PRESUPUESTO OFICIAL: CIENTO CUARENTA MILLONES DE PESOS M/CTE. ($ 140.000.000.00), incluidos los impuestos de ley y demás costos directos e indirectos que se desprendan del objeto contractual.

FECHA DE VENTA DE LOS TÉRMINOS DE REFERENCIA: La venta de los términos de referencia se hará en la Secretaría General de la Dirección Nacional de Estupefacientes, ubicada en el piso 6, *de la carrera 16A No. 79-08 de la ciudad de* Bogotá, D.C., Colombia, a partir de las 8:00 a.m. del día siete (7) de junio de 2002, y hasta las 4:00 p.m. del día veintiocho (28) de junio de 2002.

PARTICIPANTES: En el presente concurso podrán participar como proponentes las personas naturales o jurídicas nacionales o extranjeras independientemente, en Consorcio o en Unión Temporal que se encuentren interesadas en ofrecer el objeto a contratar, que hayan adquirido los términos de referencia y se ciñan a su contenido, que no estén *incursas en las inhabilidades e incompatibilidades* previstas en la Constitución, las leyes y específicamente en los artículos 8o., 9o. y 10o. de la Ley 80 de 1993, y además que estén inscritas en el Registro Único de Proponentes de la Cámara de Comercio clasificadas en la Actividad: CONSULTOR, ESPECIALIDAD: 05 Ambiental, *GRUPO: 01, 02 o 03 y que a la fecha de cierre* del Concurso Público tenga una Capacidad de Contratación Residual (KDC) igual o superior a 500 SMMLV.

CRITERIOS DE EVALUACIÓN: *Las propuestas serán evaluadas* desde el punto de vista técnico, financiero, administrativo y legal, de conformidad con los factores objetivos de selección, señalados en los términos de referencia.

VALOR DE LOS TÉRMINOS DE REFERENCIA: El valor de los términos de referencia será la suma de CIENTO CUARENTA MIL PESOS M/CTE. ($ 140.000.00). Este valor no será reembolsable y su pago se efectuará en efectivo o cheque de gerencia girado a nombre de la **DNE**, mediante su consignación en la cuenta corriente número 01106006-8 del Banco Popular (recaudo nacional). La oficina del Banco Popular en donde la DNE tiene esta cuenta es la sucursal "Antiguo Country" en Bogotá, D.C.

REPÚBLICA DE COLOMBIA
MINISTERIO DE MINAS Y ENERGÍA
EMPRESA COLOMBIANA DE PETRÓLEOS
ECOPETROL

VICEPRESIDENCIA DE TRANSPORTE

LICITACIÓN PÚBLICA No. VIT-003-02

OBJETO: La Empresa Colombiana de Petróleos -ECOPETROL, está interesada en obtener propuestas para contratar la **"Construcción del Cruce Subfluvial en el río Cauca por el Método de Perforación Horizontal Dirigida"**, según el alcance determinado en el pliego de condiciones.

PRESUPUESTO OFICIAL: 14.329 SMLMV..

REQUISITOS PARA PARTICIPAR:

1. Capacidad para contratar.
2. Inscripción en el Registro de Proponentes y de Contratación de Ecopetrol en la clasificación 1-07-03-00-00, con un "C" (mínimo) = 14.300 SMLMV.
3. Cancelar el valor del pliego de condiciones.
4. Demostración de la capacidad técnica: Haber terminado satisfactoriamente en forma directa, en un (1) contrato, dentro de los últimos siete (7) años anteriores a la apertura de la Licitación, la construcción de un (1) cruce *subfluvial por el* método de perforación horizontal dirigida equivalente como mínimo a siete (7) pulgadas - kilómetro para tubería de acero instalada de mínimo diez pulgadas (10") de diámetro.
5. Cuando las propuestas sean formuladas por Consorcios o Uniones Temporales, al menos uno de los asociados debe cumplir con la experiencia técnica requerida y a su vez deberá estar inscrito en el Registro de Proponentes y de Contratación de ECOPETROL-RPC, en *la clasificación (1-07-03-00-00)*. Los demás asociados deberán estar inscritos en el Registro de Proponentes y de Contratación de ECOPETROL en una de las clasificaciones siguientes: (1-07-03-00-00) o (1-07-02-01-00), cada uno de ellos, con un "C" mínimo de 7.000 SMLMV.
6. Haber asistido a la visita obligatoria al sitio de los trabajos.
7. Cumplir con la capacidad financiera establecida en el pliego de condiciones. *En el caso de consorcios o uniones* temporales todos los asociados deben cumplir individualmente con los requisitos de liquidez y endeudamiento; para el caso del patrimonio, los asociados deben sumar sus patrimonios y deben demostrar que el mismo es igual o superior a 14000 SMLMV.
8. No hallarse incurso en cualquiera de las causales de inhabilidad o incompatibilidad señaladas en la Constitución y en la Ley 80 de 1993, en relación con ECOPETROL.
9. *Presentar la oferta de acuerdo con lo establecido en el pliego* de condiciones.
10. Garantía de seriedad de la oferta, según lo indicado en el pliego de condiciones.

CONSULTA, VENTA Y RETIRO DEL PLIEGO DE CONDICIONES: Desde el 4 de junio de 2002 hasta el 17 de junio de 2002, en el horario de 09:15 a.m. a 4:00 p.m., en las oficinas de la Coordinación de Proyectos de la Vicepresidencia de Transporte de Ecopetrol, ubicadas en la carrera 7 No. 37-69, piso 6, Edificio Teusacá, teléfono 2344000, Ext. 3435 o *3432, fax 2866070 en la ciudad de* Bogotá, D.C. La consulta también podrá hacerse a través de Internet en la página: www.ecopetrol.gov.co

VENTA: *El pago se efectuará* con cheque de gerencia o en efectivo y deberá consignarse en la cuenta de ECOPETROL del Banco Popular, cuenta corriente No. 060-03063-2. El precio del pliego de condiciones es de un millón quinientos cincuenta mil pesos ($ 1.550.000.00) moneda corriente. Posteriormente deberá *presentarse dicha consignación en la Caja de* ECOPETROL, ubicada en la carrera 7 No. 37-69, piso 5 Tesorería - VIT, en el horario comprendido entre las 8:00 a.m. a 12:00 m.

PLAZO DE LA LICITACIÓN: Desde el 18 de junio de 2002, a las 9:15 a.m. hasta el 17 de julio de 2002, a las 2:15 p.m.

FACTORES DE ESCOGENCIA: Ecopetrol evaluará las propuestas con base en los siguientes factores, cuyo procedimiento detallado se incluye en el pliego de condiciones:

Evaluación técnica	400 puntos
Evaluación económica	600 puntos

SEGUNDO AVISO

EMPRESA COLOMBIANA DE PETRÓLEOS ECOPETROL

CAMBIO PARA CONSTRUIR LA PAZ

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

6,1 por ciento cayeron los despachos de cemento gris entre enero y abril.

DÓLAR		CAFÉ COLOMBIANO (Dólares por libra OIC)		PETRÓLEO (Dólares por barril)		BOLSA DE COLOMBIA (IGBC Índice General)		INTERÉS (Efectivo anual)		UVR	MONEDAS (Pesos por)	
Tasa representativa del mercado	$ 2.324,54	Hoy	0,66	Hoy	25,33	Hoy	1.171,81	DTF	8,82%	HOY $ 126,0809	Euro	$ 2.184,29
Casa de cambio (c)	$ 2.125,00	Ayer	0,67	Ayer	25,31	Ayer	1.166,03	DTF Trimestre anticipado	8,36%	MAÑANA $ 126,1181	Bolívar	$ 2,13
Casa de cambio (v)	$ 2.155,00							TBS Efectivo anual Bancos a 90 días	8,28%		Peso mexicano	$ 243,11

Pérdida en Suramericana

Suramericana de Inversiones arrojó una pérdida de 10.028 millones de pesos al cierre del primer trimestre. Aumentó sus egresos financieros a 14.510 millones, por la adquisición de acciones de Bancolombia, Protección y Conavi. Los resultados de estas inversiones, de las que ya obtuvo ingresos por dividendos, por 12.970 millones de pesos, solo los registrará en el estado de resultados al cierre del ejercicio, el próximo 31 de diciembre.

Piden suspender expertos



Hugo Serrano, presidente de la comisión quinta del Senado (en la foto) solicitó ayer a la Procuraduría suspender en sus funciones a cuatro de los cinco expertos de la Comisión de Regulación de Energía y Gas (Creg): Ana María Briceño, Sandra Fonseca, Jaime Blandón y Ricardo Ramírez, ya que en su opinión, no reúnen los requisitos para desempeñar el cargo según lo dispuesto en la Ley 143 de 1994. El único que cumple los requisitos es el director ejecutivo. David Reinstein.

Capitalizada BellSouth

La compañía BellSouth, en la que participa Valores Bavaria, recibió una capitalización por 14,7 millones de dólares, como consecuencia de una colocación de 25'066.249 acciones realizada el pasado 29 de mayo, informó la empresa a la Superintendencia de Valores. Los recursos serán empleados por la compañía para planes de expansión en Colombia.

Fondos de inversión extranjera

Fondos de inversión extranjera
Portafolio en acciones
(Millones de dólares)

Suramericana de Valores (Suvalor) expresó inquietud por el bajo saldo de los fondos de inversión extranjera,

ACUERDO / LA META SOBRE DÉFICIT FISCAL NO DEBE SER TAN ESTRICTA: ANALISTAS

Por un FMI más flexible

Negociar un déficit fiscal más alto le daría mayor margen de maniobra al nuevo Gobierno. Para este año, el descuadre será de 2,6 por ciento del PIB.

A tres meses de vencerse el acuerdo que mantuvo Colombia por tres años con el Fondo Monetario Internacional (FMI), y ante los anuncios de *renovarlo por parte del* presidente electo, Álvaro Uribe, y su ministro de Hacienda, Roberto Junguito, los analistas pidieron negociar unas metas más flexibles para no 'ahorcar' la economía.

Más aún cuando el propio Junguito habló de hacer énfasis en el gasto social, para detener el aumento de la pobreza.

Lo que muchos se preguntan es cómo podrá conciliar dicho propósito con el ajuste de las finanzas públicas, que también anunció, al decir que los colombianos tendrán que seguir soportando 'sudor y lágrimas'.

Más difícil será su propósito, si se tiene en cuenta que el país afronta dificultades de orden público que demandarán más recursos.

Según algunos analistas consultados por EL TIEMPO, la alternativa es negociar con el Fondo una meta de déficit fiscal más amplia, que le permita un mayor gasto, aunque es justamente esa la salida que piden evitar, por ejemplo, las calificadoras de riesgo norteamericanas.

Un incremento en el gasto no es de buen recibo para muchos sectores, por las implicaciones que tendría en el endeudamiento del país, que es *muy alto, y sus repercusiones* en la inflación. Además, hay quienes sostienen que Colombia ha gastado mucho en los últimos años y sus efectos en el crecimiento no se han visto.

El descuadre de las finanzas públicas
(Déficit fiscal consolidado - % del PIB)


1997
1998
1999
2000
2001
2002*
-4,0
-3,8
-5,5
-3,5
-3,3
-2,6

(*) Déficit previsto con el FMI para todo el año
Fuente: Confis.

Para este año se fijó un descuadre en las finanzas públicas del 2,6 por ciento del PIB (alrededor de 5 billones de pesos), inferior al registrado el año pasado, de 3,3 por ciento.

El director de Prospectiva Económica, Javier Fernández, considera que no es conveniente renovar el acuerdo, porque el país no lo necesita, pero si se toma la decisión de hacerlo, sería mejor una monitoría, al estilo de la que se puso en marcha cuando Junguito fue ministro de Hacienda, en el Gobierno de Belisario Betancur.

El presidente de Analdex, Javier Díaz, dijo que es necesaria una mayor flexibilidad por la situación en que está la economía, y por ello se requiere la comprensión de los organismos internacionales.

Álvaro Montenegro, catedrático de la Universidad Javeriana, coincide en que el país no necesita renegociar con el FMI, pues ello se convierte en una camisa de fuerza e impone condiciones de gasto que pueden ir en

1-13

CHAMBACÚ / CONCEPTO DE PROCURADURÍA PASA A FISCALÍA

Piden juicio contra Supervalores



Por presuntas irregularidades que habría cometido cuan- Fiscalía, en una decisión de segunda instancia, confirmó una lógica en documento público. La Procuraduría pide ade-

DEPORTES

Vea además en **eltiempo.com**

Automovilismo. *Se empiezan a calentar los motores del Gran Premio de Austria. Toda la información de los ensayos previos* en el especial de Fórmula Uno.

FÚTBOL

Despidos en América

CALI. América enfrentará mañana a Once Caldas con diez jugadores preavisados por falta de juego. Además fueron despedidos los centrales Pablo Navarro y Juan Carlos Quiñónez, por indisciplina y bajo rendimiento. Los preavisados son Julián Vásquez, Tressor Moreno, Jairo Castillo, Édinson Mafla, Mauricio Romero, José Moreno, Kilian Virviescas, Álex del Castillo, Sandro Zuluaga y David Ferreira.

Por no venir a Colombia...



El técnico de la selección Brasil, Luiz Felipe Scolari, afirmó que una de las grandes razones que tuvo para no convocar a Romario (foto) fue la ausencia del jugador en la pasada Copa América en Colombia. "Yo lo invité a viajar conmigo. No conocía la selección ni sabía cómo trabajar con el grupo. Necesitábamos un referente, pero él se fue con su equipo a México y a Cancún", explicó Scolari.

AUTOMOVILISMO

Un Ferrari en Bogotá



Martín García / EL TIEMPO

Ayer fue presentado a los medios de comunicación de Bogotá el monoplaza Ferrari F2000, con el que Michael Schumacher ganó la Fórmula 1 hace dos años, después de 21 años sin que esta escudería lograra el título mundial de pilotos. Con este modelo Schumacher ganó nueve carreras (Australia, Brasil, Imola, Nurburgring, Canadá, Monza, Indianápolis, Japón y Malasia), y Rubens Barrichello, una (Alemania). El acto fue realizado por Shell-Colombia.

LOS ASES COLOMBIANOS



Carlos Contreras
Todoterreno, caldense, 28 años, campeón Vuelta a Colombia-1999. Octavo en el Giro-2001 y ganador de una etapa. Debe terminar entre los seis primeros.



José Castelblanco
Escalador, boyacense, 32 años, bicampeón Vuelta a Colombia 97 y 98. Fue 15 en el Giro 2001. Gran coequipero en la montaña. Corre en Europa desde 1998.



Freddy González
Escalador, tolimense, 26 años, rey de la montaña Giro 2001. Especialista para arañar puntos en premios de primera y segunda categoría. Quiere repetir el título de escalador.



Hernán Darío Muñoz
Escalador, antioqueño, 29 años, campeón Tour de Langkawi (Malasia) 2002. Debutante en el Giro. Completan el equipo Rúbert Marín, John Freddy García y Juan Diego Ramírez.

CICLISMO / MAÑANA COMIENZA EL GIRO DE ITALIA CON SIETE COLOMBIANOS

Una 'dolce' carrera

En la tercera prueba más importante del calendario mundial estará el equipo Colombia-Selle Italia. El manizaleño Carlos Contreras, octavo el año pasado y ganador de una etapa, es la carta para apostar.

JUAN PABLO MACHADO
Redactor de EL TIEMPO

El Giro de Italia es un apetitoso bocado para los colombianos. En los últimos dos años ha sido un tesoro, por encima del Tour de Francia y de la Vuelta a España. Antes de pensar en el banderazo inicial saltan buenos recuerdos, como el sexto lugar en la general del santandereano Hernán Buenahora (2000) y el octavo del manizaleño Carlos Contreras (2001).

El equipo Colombia-Selle Italia, con siete hombres de nuestro país y dos extranjeros (un italiano y un ucraniano), tiene derecho a soñar, pese a la partida de Buenahora a otra escuadra. El grupo cuenta con un técnico italiano que juega de local (Gianni Savio), con un campeón defensor de la montaña (Freddy González), con cuatro de las 21 etapas con final en alto y con la ilusión de morirse en la bicicleta por ser la carrera que ha esperado por un año.



Contreras es el hombre para apostar: "Si no termino entre los cinco primeros será un fracaso. Los candidatos al título son los italianos Francesco Casagrande, Gilberto Simoni (campeón defensor) y Darío Frigo". José Castelblanco (fue 15 en el 2001) sabe que vienen cosas grandes: "Preferiría ganar una etapa al título de la montaña. Si Contreras falla tendré mi

NUMERITOS

La edición 85 del Giro tocará seis países. Saldrá mañana de Holanda (prólogo de 6,5 km en Groningen) para pasar por Alemania, Bélgica, Luxemburgo, Francia e Italia. Finalizará en Milán el 2 de junio.



Gilberto Simoni

En la prueba estarán 198 corredores de 22 equipos, de Italia (12), Alemania (3), Bélgica (2), España (1), Suiza (1), Holanda (1), Dinamarca (1) y Colombia (1). El actual campeón es el italiano Gilberto Simoni.

La montaña en este Giro 2002 comenzará en la undécima etapa. Luego seguirán los finales en alto en las etapas 13, 16 y 17.

Hay dos etapas contrarreloj planas: una de 30 km y otra de 44 km.

TENIS

Agassi se acerca a la final



ROMA. El estadounidense Andre Agassi (foto), noveno preclasificado, derrotó 7-6 (4), 7-5 al argentino Agustín Calleri y clasificó a los cuartos de final del Abierto de Roma. Otros resultados: Tommy Haas (Alemania / N 7) a Sebastien Grosjean (Francia / N 10) 6-3, 6-4; Jiri Novak (República Checa / N 14) a Ivan Ljubicic (Croacia) 6-4, 6-1; Carlos Moyá (España) a Thomas Enqvist (Suecia) 6-2, 6-1.

Cayó González

El griego Konstantin Economidis venció al colombiano Pablo González, del Equipo Colsánitas, en los cuartos de final del Future Professional Número 3 de Jamaica. El bogotano perdió en dos *sets*, con marcador de 6-3 y 6-1. El colombiano se quedó con 3 puntos ATP, que le representarán un avance aproximado de 15 casillas en el escalafón mundial profesional.

BALONCESTO

Descuento de Charlotte



Los Hornets de Charlotte ganaron en casa su primer partido de la llave frente a los Nets de Nueva York en la Conferencia Este de la NBA, al derrotarlos anoche 115-97. Los Nets lideran la serie 2-1. Al cierre de esta edición jugaban los Mavericks de Dallas frente a los Kings de Sacramento. Partidos de hoy: Los Angeles Vs. San Antonio y Boston Vs. Detroit (foto).



CARLOS CONTRERAS llegó el año pasado a las filas del Selle Italia. En 1999 despegó, al terminar campeón de la Vuelta a Colombia.

Archivo / EL TIEMPO

oportunidad".

En total este Giro, tercera carrera en importancia del mundo, tendrá 3.334 kilómetros, algo menos que el pasado. No hay monstruos de la talla de Lance Armstrong (solo le interesa el Tour), ni Jan Ullrich (una rodilla lo mantendrá meses por fuera de competencia), ni españoles de peso. Kelme, el único ibérico, mandó un equipo de reserva. Y un alicaído Marco Pantani llega como actor de segunda, cuando antes protagonizaba papeles estelares.

Por esto crece el nuevo sueño de los colombianos del Selle. Un equipo al que Italia sabe a dulce.

juamac@eltiempo.com.co

FÓRMULA 1

Montoya, más lejos de Ferrari

La prórroga del contrato por dos años más del brasileño Rubens Barrichello (2003 y 2004) en Ferrari, dada a conocer ayer, deja una lección clara: se cerraron las posibilidades inmediatas para que Juan Pablo Montoya ocupara, a corto plazo, ese cupo. Seguirá en la escudería Williams.

El anuncio de la continuidad de Barrichello fue hecho ayer en Spielberg, donde se disputará el próximo domingo el Gran Premio de Austria de Fórmula 1. También se acallan los rumores de que el brasileño pasaría a las filas de Toyota, al no obtener un acuerdo con el equipo de Maranello.



Rubens Barrichello

En los últimos meses había crecido el rumor de que Montoya podría pasar a Ferrari en uno de estos dos casos: si Barrichello no seguía en el equipo o si Michael Schumacher ganaba su quinto título y se retiraba en plena gloria. El primero no se dio. Y el segundo nadie lo garantiza. El futuro cercano de Montoya sigue en Williams.

POLÉMICA / RINCÓN LE CONTESTÓ A 'CHIQUI'

'Él está lleno de porquerías'



FREDDY RINCÓN

Freddy Rincón respondió a la columna publicada por EL TIEMPO ayer de su ex entrenador en la Selección Colombia, Luis Augusto 'Chiqui' García, en la que el técnico dijo que motivos extrafutbolísticos lo llevaron a no convocarlo más en el equipo que disputaba la eliminatoria suramericana al Mundial del 2002.

"Él sabe (García) de todas las porquerías que hizo en el fútbol, pero de eso no se habla. Es muy fácil llegar a ese punto, y decir que está protegiendo a las familias para tratar de herir la imagen de un jugador", dijo Rincón, actual jugador del Sao Caetano de Brasil, a la emisora *Antena 2*.

Freddy, que participó en los Mundiales de Italia-90, E.U.-94 y Francia-98, y que era el capitán de la Selección de García, agregó:

"Él ('Chiqui') no sabe de fútbol y simplemente está en el fútbol porque él es lleno de 'trapisondas' y de cosas. Esas son las situaciones que infelizmente pasan en el fútbol colombiano: un técnico gana dinero por esas cosas".

En la columna, García dijo que los directivos de la Federación conocieron "a fondo" las razones extrafutbolísticas por las que Rincón fue excluido de la Selección Colombia.

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

$ 7.000 millones en zapatos tenis de contrabando decomisó la Dian.

DÓLAR

Tasa representativa del mercado	▲ $ 2.289,17
Casa de cambio (c)	▶ $ 2.120,00
Casa de cambio (v)	▶ $ 2.150,00

CAFÉ COLOMBIANO — Dólares por libra OIC

Hoy	0,65
Ayer	0,66

PETRÓLEO — Dólares por barril

Hoy	27,68
Ayer	27,85

BOLSA DE COLOMBIA — IGBC (Índice General)

Hoy	1.130,58
Ayer	1.126,39

INTERÉS — Efectivo anual

DTF	9,56%
DTF Trimestre anticipado	9,03%
TBS Efectivo anual Bancos a 90 días	n.d.

UVR

HOY	$ 125,1534
MAÑANA	$ 125,1829

MONEDAS

	Pesos por
Euro	$ 2.066,69
Bolívar	$ 2,42
Peso mexicano	$ 247,02

Jalón de orejas a Londoño

El codirector del Banco de la República, Sergio Clavijo, cuestionó ayer la posición asumida por Juan Luis Londoño, jefe de debate de la campaña de Noemí Sanín, quien viene informando que el problema fiscal es más grave de lo que dice el Gobierno. "El riesgo de continuar exagerando innecesariamente las *dificultades fiscales no solo* es la pérdida de credibilidad técnica suya ante la comunidad nacional e internacional, sino el desazón que todo esto puede generar en la sociedad colombiana", de dijo Clavijo a Londoño.

Crédito externo para Federacafé

La Federación Nacional de Cafeteros (Federacafé) obtuvo un crédito internacional por 25 millones de dólares para prepagar deuda externa existente y *proveer a la entidad de capital de trabajo.* La operación financiera se realizó con el Credit Suisse First Boston, a un plazo de 3 años. El préstamo es diferente a la deuda del Fondo Nacional del Café que en marzo consiguió un préstamo por 47 millones de dólares, para atender las necesidades de la compra de la cosecha.

El balance de ISA

En el primer trimestre del año, Interconexión Eléctrica S.A. (ISA) reportó un *crecimiento* de 27 por ciento en su utilidad operacional, la cual pasó de 61.697 millones entre enero y marzo de 2001, a 78.427 millones de pesos en el mismo lapso de 2002. Sin embargo la utilidad neta, afectada por ajustes contables, bajó a 45.732 millones de pesos con respecto a los 47.442 millones registrados en *los tres primeros meses* del año pasado. La empresa amplió hasta hoy a las 7 de la noche el plazo para comprar acciones privilegiadas, que tendrán un dividendo de poco más de 148 pesos.

Clonarán a El Pibe

El director del Centro Colombiano de Fertilidad y Esterilidad (Cecolfes), el científico Elkin Lucena, en un esfuerzo por evitar que se extinga la raza productora criolla Blanco-orejinegro clonará a El ...

FONCOLPUERTOS / UNA MESADA PASÓ DE 28 A 4 MILLONES DE PESOS

Rebajan 192 pensiones

A partir de este mes ninguna mesada de los pensionados de la desaparecida Puertos de Colombia será superior a 22 salarios mínimos, es decir 6,7 millones de pesos.

Con base en pronunciamientos de la Procuraduría y la Fiscalía, el grupo Foncolpuertos, *adscrito al* Ministerio de Trabajo, decidió rebajar a partir del próximo pago las mesadas de 192 millonarias pensiones que se le venían reconociendo a igual número de ex trabajadores de la desaparecida empresa estatal Puertos de Colombia.

En total son 208 los jubilados de la firma.

María Helena Castrillón, coordinadora general del grupo de trabajo, explicó que la determinación entra en vigor este mismo *mes y la sentirán los afectados* en la próxima mesada.

Señaló también los casos concretos de José Roldán Luna Rodríguez, quien venía recibiendo una mesada mensual de 28,3 millones de pesos, y de ahora en *adelante se le reduce a 4,6* millones, y Héctor Castillo Rubio, cuyo ingreso pasa de 23 a 4,6 millo...



ANGELINO GARZÓN, ministro de Trabajo.

tituyan los mayores valores recibidos.

El ministro de Trabajo, Angelino Garzón, advirtió que ante la determinación, ahora vendrán los recursos, las tutelas y hasta las amenazas, pero fue enfático en señalar que de aquí en adelante no se podrán liquidar pensiones de más de 22 salarios mínimos, es decir, unos *6,7 millones de pesos mensuales*, teniendo en cuenta las diferentes disposiciones vigentes.

Señaló además que su cartera, desde el año pasado, había alertado al Ministerio de Hacienda sobre posibles estafas a nivel internacional con actas de *conciliación de pensiones* de Puertos de Colombia.

El ahorro

Con la rebaja de las 192 mesadas, el costo mensual de las pensiones de Puertos de Co*lombia pasa de 1.560 a 996* millones de pesos, es decir, el Estado tendrá un ahorro de 564 millones al mes y más de 6.000 millones al año.

Entre los 192 pensionados a los cuales se les rebajó la mesada hay ex trabajadores, directivos y sindicalistas, especialmente de Buenaventura y la Costa Atlántica.

Las resoluciones que rebajan las pensiones se sustentan en decisiones de la Fiscalía, según las cuales *sobrepasar los* topes vigentes para liquidar las pensiones implica una ilícito y genera detrimento patrimonial. También de la Procuraduría, en procesos disciplinarios contra directivos, por responsabilidad en liquidaciones por encima de los topes.

La Fiscalía ha producido resoluciones en contra de los jueces que, por sentencia, ajustaron las pensiones por encima de los topes permitidos por ley.

CONTRALORÍA

El festín de las regalías

Las regalías, provenientes de la explotación de los recursos naturales no renovables –que en el 2000 fue*ron de 1,4 billones de pe*sos–, son usadas para campañas publicitarias, ferias, fiestas y reparación de maquinaria, en vez de ser destinadas a salud y educación.

Un informe de la Contraloría reveló que la gravedad de la situación amerita medidas concretas como acabar el Fondo Nacional de Regalías y la Comisión Nacional de Regalías, origen de los despilfarros.

De cada 100 pesos, 50 se desvían para otras cosas, dijo el contralor Carlos Ossa, para quien el desorden ha*bría favorecido la confor*mación de una especie de 'mafia' en esas entidades.

Para el ente de control, Arauca, Meta, Casanare y tres municipios, concentran por lo menos el 70 por *ciento* de las regalías, mientras otros departamentos no tienen la posibilidad de acceder directamente a estos recursos, sino a través de la asignación de proyectos.

Piue, un ejemplar representante de la pureza de su raza, que es gran campeón. Lucena adelantará el procedimiento con una parte de la oreja del animal, para transferir la información genética a un óvulo maduro de una hembra preseleccionada. "El procedimiento será viable", afirmó Lucena.

nes de pesos mensuales.

En las 192 pensiones se encontraron liquidaciones ilegales y ahora, mediante una acción judicial, el Estado buscará que los 192 ex trabajadores afectados le res-

FILE No. 823437

clarue@eltiempo.com.co EL TIEMPO

ECONÓMICAS

CIFRA DEL DÍA
2,58 por ciento creció el comercio minorista en febrero.

DÓLAR		CAFÉ COLOMBIANO		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS	
Tasa representativa del mercado	$ 2.284,93	Dólares por libra OIC		Dólares por barril		IGBC (Índice General)		Efectivo anual				Pesos por
Casa de cambio (c)	$ 2.120,00	Hoy	0,66	Hoy	27,85	Hoy	1.126,39	DTF	9,56%	HOY $ 125,1239	Euro	$ 2.068,20
Casa de cambio (v)	$ 2.150,00	Ayer	0,66	Ayer	26,63	Ayer	1.125,09	DTF Trimestre anticipado	9,03%	MAÑANA $ 125,1534	Bolívar	$ 2,42
								TBS Efectivo anual Bancos a 90 días	n.d.		Peso mexicano	$ 247,20

Las 10 más rentables

La Compañía Colombiana de Tejidos (Coltejer) tuvo en abril la más alta valorización (74,86 por ciento) convirtiéndose en la acción más rentable del mes, al pasar de 18 a 31 pesos. En rentabilidad, le siguieron las acciones de Colombiana de Tabaco (Coltabaco 13,29 por ciento de valorización), Cementos del Valle (9,59), Nacional de Chocolates (8,99), Bancolombia (7,69), Corfinsura (6,68), Cementos Paz del Río (6,57), Cervecería Bavaria (5,07), Cartón de Colombia (4,78) y Banco de Occidente (4,49).

Cayó producción de café

Producción acumulada en el año cafetero corrido
(Sacos de 60 kilogramos)

Oct./01 a abr./02	7' 389.000
Oct./00 a abr./01	6' 852.000

Variación **8%**

Fuente: Federación Nacional de Cafeteros. Gráfico: Diseño Editorial / EL TIEMPO

En abril, la producción de café de Colombia fue de 942 mil sacos de 60 kilos, lo que representó una caída de 4 por ciento con respecto al mismo mes del año pasado cuando se cosecharon 978 mil sacos, según la Federación Nacional de Cafeteros. En tanto, las exportaciones crecieron 6 por ciento al pasar de 748.000 sacos en abril de 2001 a 791.000 sacos de 60 kilos.

Los huevos de la fortuna

Este año la multinacional Ferrero, que produce los huevos Kinder Sorpresa, espera un crecimiento del 20 por ciento en sus ventas en Colombia, país que representa el 60 por ciento de lo que comercializa en la región andina. Para el 2002 la empresa tiene proyectada una inversión publicitaria de 900 mil dólares para promover las ventas de los huevos de los cuales se consumen diariamente 4 millones de unidades en el mundo.

Emgesa se capitaliza

La mayor generadora de energía eléctrica del país, Emgesa, colocó una segunda emisión de papeles...

IMPUESTOS / CONTRALORÍA PIDE BAJAR TARIFAS DE RENTA E IVA

Hueco de $ 7 billones por gabelas tributarias

Contraloría sostiene que el país no ha podido eludir la presión de sectores organizados que quieren beneficiarse con las exenciones.

Para buscar mayores recursos que ayuden a paliar la difícil situación de las finanzas públicas, bastaría poner en marcha una fórmula aparentemente simple pero complicada políticamente: eliminar todas las gabelas tributarias que se le han concedido a miles de contribuyentes colombianos.

Según la Contraloría General de la República, cada año las exenciones, deducciones y beneficios tributarios le cuestan al Estado 7 billones de pesos, una cifra que bastaría para acabar con el déficit fiscal.

Débil administración tributaria
Recaudo vs. evasión en IVA


% del PIB
IVA interno y externo
Evasión
5,2
5,0
4,8
4,6
4,4
4,2
4,0
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
1994
1995
1996
1997
1998
1999

Gráfico: Diseño Editorial / EL TIEMPO

Si se eliminan todos los beneficios, y se combate la evasión, se podrían reducir, incluso en varios puntos las tarifas de renta e IVA, que están en 35 y 16 por ciento, respectivamente.

La entidad sostuvo que a pesar de las siete reformas tributarias aprobadas en la última década, que aumentaron la tarifa del IVA del 10 al 16 por ciento y la de renta de 30 a 35 por ciento, el resultado fue un incremento del recaudo de apenas el 2 por ciento del PIB, a todas luces muy bajo, debido, precisamente, a las nuevas exenciones.

Un estudio del organismo señala que los sectores que se han beneficiado de estos son, entre muchos otros, las empresas de servicios públicos, loterías, licoreras, utilidades de empresas industriales y comerciales del Estado, zonas francas, fondos ganaderos, empresas editoriales, así como todas aquellas empresas ubicadas en zonas de desastre como las que se contemplaron por el terremoto del Eje Cafetero, la avalancha del Río Páez y del Nevado del Ruiz.

Se suman los descuentos por generación de empleo, las que se aplican a los ingresos de los congresistas, ministros y magistrados, las exenciones para las pensiones de hasta 50 salarios mínimos mensuales, y las que cobijan a cientos de productos que no pagan la tarifa del IVA, como es el caso de los vehículos que ingresan a las zonas de frontera.

Aunque lo ideal sería *quitar estos beneficios tratar de* hacerlo es muy difícil por el lobby que hacen algunos sectores en el Congreso. El ex director de Impuestos, Horacio Ayala, señaló que uno de los grandes problemas de estos beneficios es que dejan una puerta abierta a la 1-17

COLOMBIA

comerciales evaluados por BRC Investor Services (antes Bank Watch Raiting) con la máxima calificación (BRC1+). La demanda llegó a 67.500 millones de pesos, a pesar de que la emisión fue solo de 40 mil millones. Las comisionistas BBVA Valores y Citivalores dijeron que el plazo de los papeles es a 276 días, con un interés de la DTF (9,56 por ciento)+0,80.

Vehículos recuperan terreno



Archivo / EL TIEMPO

Las ventas de vehículos recuperaron terreno perdido en el primer trimestre del año. Según un informe de la firma Econometría, en los tres primeros meses del año se vendieron 18.061 unidades, lo que significó un incremento del 28 por ciento con relación al mismo lapso de 2001. Las ventas de Colmotores aumentaron 21 por ciento, las de Sofasa que fabrica los Renault 35 por ciento y las de la CCA, que ensambla los Mazda, 17,9 por ciento.

Ganadero, sin riesgos

De acuerdo con Duff and Phelps, el BBVA Ganadero tiene una alta calidad crediticia y factores de riesgo prácticamente inexistentes, por lo que otorgó la calificación Triple A para sus títulos valores de largo plazo y DP1+ a los de corto plazo, por tratarse de emisiones con alta certeza de pago oportuno. Duff and Phelps destacó que las capitalizaciones realizadas dan respaldo patrimonial al Ganadero y reafirman su permanencia institucional en el largo plazo.

En la mira de Standard & Poors

Aunque la agencia calificadora de riesgo norteamericana Standard & Poor's (S&P) mantuvo en su nivel actual la calificación de la deuda soberana de Colombia, conservó su 'perspectiva negativa' para el país y alertó sobre la inminencia de una 'baja de nota' si el próximo gobierno no hace los ajustes correspondientes, principalmente en el tema pensional.

Sus mayores preocupaciones son el conflicto interno, las presiones fiscales y el aumento de la deuda.

Y su solicitud concreta es una reforma aún más drástica al régimen de pensiones y buscar una reforma tributaria para conseguir mayores ingresos.

En diálogo con EL TIEMPO, el analista de crédito de S&P Richard Francis, dijo que como están las cosas "es más posible una baja en la calificación que un alza".

Prefirió, sin embargo, no decir cuándo se haría la revisión.

Eso sí, le hizo un claro llamado de atención a los candidatos: "Estaremos mirando atentamente a la nueva administración, pero sobre todo, lo que haga en materia de reforma pensional". **1-16**

oficiales fue removido de su cargo y son investigados para establecer su responsabilidad en los hechos.

Sin embargo, aclaró que "no hay un desvío de dos millones de dólares manejados por la Dirección Antinarcóticos".

Según el oficial, el Gobierno de Estados Unidos exigió a la Policía el retiro de oficiales a su cargo como condición para reanudar la ayuda para la lucha antidrogas.

"Como el retiro ya se hizo efectivo, la ayuda se debe restablecer en unos cinco días", añadió el general Socha, quien reveló que su despacho fue el que alertó a las autoridades y al gobierno estadounidense sobre los hechos.

Aseguró que, a pesar de la suspensión temporal de la ayuda de Estados Unidos, las operaciones aéreas de fumigación e interdicción, continúan normalmente.

"No tenemos helicópteros parados. Incluso ayer hicimos una gigantesca operación en el sur del país contra los productores de heroína y cocaína", agregó el oficial.

El general Socha también aseguró que las autoridades de Estados Unidos "están al tanto de las investigaciones y son conscientes de lo que estamos haciendo".



GENERAL GUSTAVO SOCHA, director Policía Antinarcóticos.

Sobre los oficiales retirados, Socha Salamanca advirtió que, a pesar de estar vinculados a las investigaciones, "tienen una importante trayectoria en la institución. Hasta el momento no se ha determinado sin son responsables o no de las irregularidades detectadas".

El oficial desvirtuó las acusaciones sobre la supuesta desviación de dineros del Plan Colombia.

"Estados Unidos considera que los funcionarios que coordinan las compras no están acordes con el convenio. En el momento que se hagan las aclaraciones del caso y se tomen las medidas que haya que tomar (retirar a los funcionarios), como se han adoptado, la ayuda va a continuar", agregó.

Advirtió que las relaciones con E.U., "son las mejores y por lo tanto el trabajo conjunto en la lucha antidrogas, sigue vigente".

Dijo finalmente que cualquier autoridad puede hacer investigaciones en la Dirección a su cargo.

Confusas cuentas con US$2...

VIENE DE LA 1-12

antinarcóticos del Ejército.

El sábado pasado EL TIEMPO reveló la parálisis aérea del Plan Colombia. Un general del Ejército que pidió mantener la reserva de su nombre aseguró que los recursos "simplemente no volvieron a llegar".

Los helicópteros del Plan Colombia son los encargados de escoltar los aviones de fumigación en las áreas donde se llevan a cabo las aspersiones aéreas.

"Esas labores se han debido restringir porque Estados Unidos no ha entregado el dinero que se necesita", dijo el oficial.

La parálisis de estos aparatos afectan directamente las operaciones de fumigación de cultivos ilícitos.

Las aeronaves que se encuentran parqueadas son del tipo UH-1H y Bell 212, que hacen parte del paquete de ayuda de Estados Unidos dentro del componente militar del Plan Colombia.

El propio ministro de Hacienda, Juan Manuel Santos, dijo en un comunicado el lunes pasado que el Gobierno colombiano ofreció aportar recursos del Presupuesto Nacional para superar la falta de recursos provenientes de Estados Unidos.

JUSTICIA

POLICIA / INCAUTADAS CUENTAS CON 131 MILLONES DE PESOS

Extorsión tras las rejas

Dos reclusos de la penitenciaría de Barranquilla manejaban una banda que exigía dinero a personas en nueve departamentos del país.

Desde el patio A de la penitenciaría El Bosque, de Barranquilla, dos reclusos, conocidos como el 'Vallenato' y el 'Cachaco', manejaron durante casi un año una banda de extorsionistas.

Los delincuentes tomaban directorios telefónicos de ocho departamentos y, al azar, escogían a personas a las que les exigían, a través de teléfonos celulares activados con números aún no asignados, sumas de dinero no inferiores al millón de pesos.

El 'Vallenato' y el 'Cachaco', cuyas identidades son Wilfrido Ramos Díaz y Pedro Tovar Vega, respectivamente, se hacían pasar como comandantes de las Autodefensas y amenazaban a sus víctimas diciéndoles que eran objetivo militar por ser auxiliadores de la guerrilla, pero que los podían borrar de una supuesta 'lista negra' si les consignaban dinero en cuentas que ellos tenían.

Los afectados, temerosos de sus vidas y de la de sus familias, pagaban la extorsión, que era cobrada en los bancos por las esposas del 'Vallenato' y el 'Cachaco', o por personas que habían reclutado en Cali y Barranquilla.

En la tarde del martes pasado los dos delincuentes fueron sorprendidos cuando le exigían dinero a una persona en Cali. Las autoridades establecieron desde la cárcel llamaban a personas de Atlántico, Valle, Boyacá, Caldas, Cesar, Cundinamarca, La Guajira, Meta y Putumayo.

Los hombres del Gaula establecieron, además, que desde la cárcel El Buen Pastor de Cali, María Elizabeth Moreno Peña también hacía parte de la banda. Su función era la de conseguir personas que abrieran cuentas bancarias donde se consignaba el dinero.

Ella, junto con otras cuatro personas que colaboraban con la banda desde afuera de la cárcel, también fue capturada.

Durante la operación fueron encontrados 131 millones de pesos en cuentas que habían abierto los cómplices de los reclusos, quienes estaban a punto de recibir otros 82 millones de pesos de otras 46 personas, a las que extorsionaban con sumas que oscilan entre un millón y 10 millones de pesos.

Frustran ataque en Guaduas (Cundinamarca)

El Ejército frustró ayer un ataque terrorista que las Farc pretendían realizar contra la infraestructura petrolera de municipio de Guaduas, (Cundinamarca).

Los uniformados detectaron dos cilindros y una rampa que guerrilleros del frente 22 de las Farc tenían preparados para lanzar contra una estación de bombeo. Los subversivos pretendían destruir la estación de Guaduero, cercana al municipio de 33.217 habitantes, y que es utilizada para extraer el petróleo hallado en la exploración de Guaduero.

RESPUESTA / HABLA DIRECTOR ANTINARCÓTICOS

'Ya retiramos a varios oficiales'



El director de la Policía Antinarcóticos, general Gustavo Socha Salamanca, dijo que la división a su cargó sí está investigando "posibles errores de procedimiento en la adquisición de bienes" pero que las denuncias sobre un presunto desvío de dos millones de dólares, hacen parte de una campaña de desprestigio contra la institución.

Socha Salamanca admitió que por este caso un grupo de

ECONÓMICAS

FILE No: 823437
02 JUL 22

CIFRA DEL DÍA

$122.677 millones fueron las utilidades del sector asegurador en el año 2001.

DÓLAR

Tasa representativa del mercado	$ 2.286,60
Casa de cambio (c)	$ 2.120,00
Casa de cambio (v)	$ 2.150,00

CAFÉ COLOMBIANO — *Dólares por libra OIC*

Hoy	0,66
Ayer	0,66

PETRÓLEO — *Dólares por barril*

Hoy	26,63
Ayer	25,83

BOLSA DE COLOMBIA — *IGBC (Índice General)*

Hoy	1.125,09
Ayer	1.138,32

INTERÉS — *Efectivo anual*

DTF	9,56%
DTF Trimestre anticipado	9,03%
TBS Efectivo anual Bancos a 90 días	n.d.

UVR

HOY	$ 125,0944
MAÑANA	$ 125,1239

MONEDAS

	Pesos por
Euro	$ 2.091,74
Bolívar	$ 2,46
Peso mexicano	$ 245,24

Incautan munición en El Dorado

En 10 pacas de cigarrillos procedentes de Miami, bajo la modalidad de correo, con registros para rollos de papel, la Dian incautó ayer en el aeropuerto El Dorado (Bogotá) 850 cartuchos calibre 22. La entidad advirtió que esta forma de ingresar al país armas y municiones se está reactivando, después de cuatro años de haber desarticulado una red de traficantes de estos productos.

Seguros, otra vez rentables

La Superintedencia Bancaria informó ayer que las compañías de seguros generales pasaron de una pérdida de 149 mil millones de pesos en el 2000 a una utilidad de 93 mil millones en el 2001, y las de seguros de vida, de una pérdida de 27 mil millones en el 2000 a utilidades por 30 mil millones el año pasado. En este cambio influyeron: mejor gestión, reducción de las pérdidas técnicas, rendimientos por inversiones y eliminación de ajustes por inflación.

McDonald's al parque



Con una inversión de al menos 500.000 dólares, un poco más de 1.000 millones de pesos, la cadena de restaurantes McDonald's abrirá hoy su restaurante número 41 del país, el cual está ubicado en el exclusivo sector del Parque de la 93 en Bogotá. El nuevo gerente de la empresa, José Hernández presentó en sociedad el lugar, el cual también contará

POBREZA / BRECHA ENTRE RICOS Y POBRES ES MÁS GRANDE QUE HACE 10 AÑOS

El problema no es de plata

El 70 por ciento de los niños menores de 13 años son pobres. Hay que fortalecer y dejar permanentes las redes de apoyo social.


Los más afectados por la pobreza (%)
Niños menores de 2 años 72
Niños entre 2 y 6 años 69
Niños entre 7 y 13 años 69
Entre 14 y 17 años 64
Migrantes 64
Sin vivienda 63
Discapacitados 60
Mujeres 55
Más de 65 años 37

Fuente: Banco Mundial Gráfico: Diseño Editorial /EL TIEMPO

Si Colombia quisiera reducir el alarmante incremento de la pobreza, que cobija al 64 por ciento de la población, –27 millones de habitantes–, lo puede hacer con los recursos que tiene hoy. Así lo señaló el Banco Mundial que informó que el problema no es de plata sino de mala distribución.

"Colombia cuenta hoy con mayores recursos que antes para enfrentar la pobreza y erradicarla, si quisiera", dijo ayer Carlos Eduardo Vélez, al presentar uno de los dos informes realizados por el BM sobre el tema. Según esa institución, la riqueza del país, medida por el Producto Interno Bruto (PIB), es 40 por ciento superior a la que se tenía a principios de la década pasada.

A pesar de ello, la pobreza llegó a uno de sus mayores niveles. Según un estudio realizado por el BM, con base en cifras hasta 1999, el país sufrió un retroceso de 14 años y nario reconoció que los gobiernos han hecho esfuerzos para incrementar el gasto social, ya que este pasó en una década de 8 a 16 puntos del PIB.

Entonces, ¿cómo se explica que a pesar de los mayores recursos la pobreza se haya disparado? Son varias las razones. Una de ellas es que la riqueza en Colombia se sigue concentrando en unos pocos. Actualmente es más grande la brecha entre ricos y pobres que hace 10 años.

Otra causa es la ineficiente distribución de los recursos que no llegan a la gente más destina a gasto social. Pero también Colombia se empobreció por la corrupción, la violencia que ha llevado a que 2 millones de colombianos sean desplazados, los problemas fiscales y las crisis internacionales.

Fortalecer redes sociales

La población más afectada por la pobreza son los niños. Las cifras son alarmantes: alrededor del 70 por ciento de los niños menores de 13 años en el país son pobres y hacia ellos se deberían enfocar los programas del Gobierno. De económico adicional en las redes de apoyo social. Laura Rawlings, del BM dijo que hay que crear un fondo para apoyar a la población más pobre en épocas de crisis y destinar por lo menos el 1 por ciento del PIB cada año.

Destacó la importancia de los programas puestos en marcha por este Gobierno como Jóvenes en Acción, Familias en Acción y Empleo en Acción y dijo que es indispensable ampliar la cobertura y darles continuidad. La entidad concluyó que para reducir la pobreza es necesario, además, crecer por encima del 4 por ciento

El director de Planeación Nacional, Juan Carlos Echeverry, reconoció que es necesario ampliar la cobertura de la red de apoyo social y compartió la tesis del Banco en el sentido de que la falta de recursos no es la excusa para no disminuir la pobreza.

Se interrogó si muchas de esas partidas se han ido en corrupción, aumentos salariales para los sindicatos estatales de maestros y hospitales. David de Ferranti, vicepresidente para América Latina del BM, resumió reciente-

con un McCafé, un concepto que ya se aplica en Argentina y Brasil.

Camarones, vía libre en E.U.

Colombia podrá seguir exportando camarones a los Estados Unidos (el año pasado facturó 10,3 millones de dólares), gracias a que ha tomado las medidas necesarias para reducir la pesca accidental de tortugas marinas y a que el ambiente de las faenas no constituye una amenaza para estas especies, según la certificación del Departamento de Estado norteamericano divulgada por el Ministerio de Comercio Exterior.

Al mercado nuevo Superbingo

Este mes los apostadores tendrán una nueva alternativa. Se trata del Superbingo, un juego que en un solo billete tendrá lotería, bingochance y lotibingo, brindándole al comprador la oportunidad de tener en un mismo tiquete 80 cifras con igual número de probabilidades. El precio de cada billete será de 8.000 pesos. El 4 por ciento de las ventas serán entregadas por la Lotería del Cauca, dueña del juego, a Unicef para adelantar programas sociales.

volvió a los mismos niveles de 1988.

En un foro realizado por el Banco y Fedesarrollo el funcio- necesitada. Citó el caso de los subsidios que se van para pensiones, que son casi el 40 por ciento de todo lo que se safortunadamente muchos recursos se pierden en corrupción. El Banco Mundial recomendó hacer un esfuerzo necesita para combatir la pobreza. "Que los gobiernos conviertan ese tema en un propósito nacional".

GERENCIA / ESTARIAN REACOMODÁNDOSE LAS FUERZAS EN LA FEDERACIÓN

Se 'desgrana' terna para suceder a Cárdenas

Aunque ayer todo estaba preparado para que saliera a la luz pública la terna de candidatos para suceder a Jorge Cárdenas en la gerencia de la Federación Nacional de Cafeteros, a última hora se decidió aplazar la toma de la decisión por parte del Comité Nacional de Cafeteros.

Fuentes en el gremio cafetero indicaron que el aplazamiento del anuncio, se debió a que 'se estaban reacomodando las fuerzas al interior de la Federación', en torno a los otros dos candidatos que acompañarán el nombre del ministro de Hacienda, Juan Manuel Santos, el cual tiene el apoyo de los 15 comités departamentales, como lo anticipó EL TIEMPO.

El lunes, el ex ministro Juan Camilo Restrepo, uno de los eventuales candidatos a suceder a Cárdenas, expresó públicamente a los productores del grano, que prescindieran de considerar su nombre si efectivamente había unanimidad en torno al nombre del ministro Santos, quien ha declinado hacer algún comentario al respecto.

Este pronunciamiento obligó a los miembros del Comité Nacional, integrado por el gobierno y los productores, a recomponer la baraja de nombres. En todo caso, la decisión deberá tomarse antes del 15 de mayo, fecha para la cual está citado el congreso extraordinario del gremio, el cual deberá dar su bendición al nuevo 'zar' del café.

Entre los otros nombres que suenan para conformar el sonajero están el del ex secretario de la Presidencia Gabriel Silva y el ex ministro Roberto Junguito.

CORPORACIÓN DE ABASTOS DE BOGOTÁ S.A.
NIT 860.028.093-7

LICITACIÓN PÚBLICA No. 001-2002

Ordenado mediante Directiva de Gerencia No. 064-2002

OBJETO: Recuperación de la Malla Vial Interna de la Central de Abastos de la Corporación por la modalidad de precios unitarios fijos sin fórmula de reajuste.

FACTORES DE EVALUACIÓN Y ADJUDICACIÓN

1. Valor total de la propuesta
2. Índices financieros
3. Experiencia específica del proponente en construcción.
4. Precios unitarios de ítems representativos.

Los factores citados se ajustan a los criterios y ponderación que aparecen en el pliego de condiciones.

INFORMACIÓN GENERAL

Presupuesto Oficial: $ 2.300.000.000.00 Disponibilidad Presupuestal No. 368 del 19 de abril de 2002.
Capacidad disponible: Constructor 15.000 SMMLV
Plazo máximo de ejecución: Cinco (5) meses
Fecha de apertura: 17 de mayo de 2002, a las 9:00 a.m.
Adquisición, pago y retiro de pliegos: Del 17 al 28 de mayo de 2002, a las 4:30 p.m.
Audiencia de aclaraciones: 23 de mayo a las 9:00 a.m.
Fecha de cierre: 29 de mayo a las 9:00 a.m.
Valor del pliego: $ 2.000.000.00 no reembolsables. Cuenta CONAVI PATE No. 20290 a favor de CORPORACIÓN DE ABASTOS DE BOGOTÁ S.A. "CORABASTOS", NIT 860.028.093-7.
Lugar de consulta y entrega de pliegos: Secretaría General y Jurídica, CORPORACIÓN DE ABASTOS DE BOGOTÁ S.A. "CORABASTOS", a partir del día y hora de apertura. Cra. 86 No. 24A-19 Sur Edificio de Administración 4o. piso, Bogotá.

SEGUNDO AVISO

CORPORACIÓN DE ABASTOS DE BOGOTÁ S.A.
NIT 860.028.093-7

LICITACIÓN PÚBLICA No. 002-2002

Ordenado mediante Directiva de Gerencia No. 065-2002

OBJETO: Interventoría a precio fijo sin fórmula de reajuste de las obras de recuperación de la Malla Vial Interna de la Central de Abastos de la Corporación.

FACTORES DE EVALUACIÓN Y ADJUDICACIÓN

1. Valor total de la propuesta
2. Experiencia del personal
3. Experiencia específica del proponente en Interventoría.

Los factores citados se sujetan a los criterios y ponderación que aparecen en el pliego de condiciones.

INFORMACIÓN GENERAL

Presupuesto Oficial: $ 200.000.000.00 Disponibilidad Presupuestal No. 367 del 19 de abril de 2002.
Capacidad disponible: Consultoría 2.000 SMMLV
Plazo máximo de ejecución: Siete (7) meses
Fecha de apertura: 17 de mayo de 2002, a las 10:00 a.m.
Adquisición, pago y retiro de pliegos: Del 17 al 28 de mayo de 2002, a las 4:30 p.m.
Audiencia de aclaraciones: 23 de mayo a las 3:00 p.m.
Fecha de cierre: 29 de mayo a las 11:00 a.m.
Valor del pliego: $ 200.000.00 no reembolsables. Cuenta CONAVI PATE No. 20290 a favor de CORPORACIÓN DE ABASTOS DE BOGOTÁ S.A. "CORABASTOS", NIT 860.028.093-7.
Lugar de consulta y entrega de pliegos: Secretaría General y Jurídica, CORPORACIÓN DE ABASTOS DE BOGOTÁ S.A. "CORABASTOS", a partir del día y hora de apertura. Cra. 86 No. 24A-19 Sur Edificio de Administración 4o. piso, Bogotá.

SEGUNDO AVISO

JUSTICIA

Vea además en
eltiempo.com
Un legislador sugiere cambiar la fecha del descubrimiento de Brasil. Léalo en Humor.

Medida a mamá de niña-mula

La Fiscalía dictó medida de aseguramiento contra Miryam Lorena Conde Bravo, madre de la niña que fue detenida en Nueva York portando una maleta con un kilo de heroína. El organismo acusador encontró indicios suficientes para continuar investigando a la mujer (detenida actualmente en la sede de la Dijín) como presunta responsable de los delitos de concierto para delinquir y falsedad en documento público.

Farc, en listas de la Interpol


EN LA MIRA
TRAVES DE LAS
AZULES
D.A.S
DAS

Las fotos y nombres de los principales jefes de las Farc comenzarán a aparecer en las circulares azules de los 179 países miembros de la Policía Internacional (Interpol), bajo cargos de secuestro, homicidio agravado, terrorismo y homicidio en persona protegida por el derecho internacional humanitario. Las circulares estarán escritas en español, inglés, francés y árabe.

Otro vinculado a crimen de fiscal

La Fiscalía vinculó a Manuel Montero al proceso por el crimen de la fiscal Yolanda Paternina, ocurrido el 29 de agosto del 2001 en Sincelejo. La Fiscalía tiene indicios de que un arma calibre 9 milímetros, en poder de Montero, estaría relacionada con el crimen. Montero también fue procesado por la muerte de Álvaro Gómez pero un juez, luego de encontrarlo inocente, lo dejó en libertad.

Caen bombones de cocaína



ARMAS / MONTESINOS-FARC, BULGARIA-'PARAS' Y OTRO CAPÍTULO DEL 'OTTERLOO'

Cuatro arsenales en 2 años

Uno de los cargamentos traía 7.640 fusiles AK-47. Investigan complicidad de civiles y militares que habrían usado firma del general Jorge Mora. DAS captura a enlace de Montesinos y Farc.


UNOS 5.000 FUSILES KALASHNIKOV, como los que aparecen en este cargamento incautado por soldados británicos en Macedonia, ingresaron ilegalmente a Colombia y estarían en poder de las Farc. Archivo / EL TIEMPO

Desde junio de 1999, las autoridades colombianas investigan el ingreso ilegal al país de al menos 23.000 fusiles para nutrir los ejércitos irregulares de guerrilla y paramilitares.

Y aunque los traficantes de armas han burlado fronteras de varios países y usado desde cargamentos de arroz y juguetes para introducir sus arsenales, el episodio que mayor despliegue de indagaciones y cotejos, y en el que más ha avanzado la Fiscalía, es el de la entrada de 7.640 fusiles AK-47 de fabricación búlgara.

Este arsenal ingresó con la aparente complicidad de un mayor y 17 civiles al servicio del Comando del Ejército, que utilizaron documentos oficiales, inclusive uno con la firma del general Jorge Mora Rangel, comandante de esa institución. Los destinatarios eran grupos paramilitares.

A este arsenal se suma otro, compuesto por fusiles y municiones, que fue entregado a las Farc. Justamente el sábado pasado, el DAS capturó en Neiva al hombre que, según los investigadores, sirvió de enlace entre ese grupo guerrillero y Vladi-

EL ENLACE MONTESINOS

Detectives del DAS capturaron el sábado pasado en Neiva a Luis Humberto Sánchez, señalado como la pieza clave en la negociación de 60.000 fusiles Kalashnikov entre las Farc y Vladimiro Montesinos, ex asesor del ex presidente peruano Alberto Fujimori.


Vladimiro Montesinos

Sánchez habría sido el encargado de viajar al Perú y negociar directamente con Montesinos el precio y la forma de entrega del arsenal para el grupo guerrillero.

"Él fue quien se ideó que los fusiles fueran lanzados desde un avión en plena selva colombiana", reveló uno de los hombres que participó en la operación y que culminó con la captura del enlace con Montesinos.

Durante año y medio, los investigadores le si-

Su captura se produjo luego de que agentes del DAS viajaron al Perú, en donde las autoridades les permitieron interrogar a Vladimiro Montesinos, quien suministró pistas sobre el enlace con las Farc en Colombia.

"Fue Montesinos quien nos reveló que el capturado negoció directamente los 60 mil fusiles", aseguró un investigador del DAS.

Sobre este mismo caso, la Fiscalía dictó en las últimas horas otras 33 órdenes de captura contra personas que son señaladas como integrantes de la red de traficantes de armas para las Farc.

De los 60 mil fusiles que compró la guerrilla en Perú, solo 10 mil llegaron a Colombia, los otros 50 mil aún están en el país vecino.



Jhon Wilson Vizcaíno / EL TIEMPO

La Policía descubrió en el aeropuerto Eldorado de Bogotá una nueva modalidad para enviar cocaína. Se trata de la elaboración de bombones con la droga, a la que le dan la forma y el color de los dulces originales. Anteriormente, las golosinas iban rellenas con la alcalhoide. Durante el operativo, fue capturado un hombre que pretendía viajar con el cargamento de droga hacia Barcelona (España).

Incautan ropa de imitación

Agentes de la Policía Judicial e Investigación (Dijín) desmantelaron en Cúcuta (Norte de Santander) una organización dedicada a la producción y distribución de prendas de vestir que llevan de manera ilegal etiquetas de marcas reconocidas mundialmente. La Policía encontró 4.370 de estos artículos en 17 allanamientos realizados en diferentes sectores de esa ciudad.

Medida contra presunto violador



La Fiscalía de Pereira impuso ayer medida de aseguramiento sin beneficio de excarcelación en contra de Elver James Melchor Bañol, como presunto responsable de los delitos de homicidio agravado y acceso carnal violento. Su caso está relacionado con la investigación por la violación y posterior muerte de una menor de 13 años, ocurrida el pasado 2 de abril en el barrio El Jardín, de Pereira.

Promueven uso de emblemas

El procurador Edgardo Maya Villazón propondrá una iniciativa legislativa que obligue a las entidades humanitarias a usar los emblemas de la Cruz Roja Internacional y otros organismos protegidos por los Convenios de Ginebra de 1949. Para Maya, es importante adoptar este mecanismo en tiempos de guerra, como los que vive Colombia, especialmente para proteger a la población civil.

Ayuda a jueces especializados

El presidente del Consejo de la Judicatura Carlos Enrique Marín se reunió ayer con funcionarios de la Agencia Internacional para el Desarrollo (AID), ejecutivos de la Embajada de los Estados Unidos y los jueces especializados para adoptar mecanismos para fortalecer esa jurisdicción. Analizaron la posibilidad de construir tres pequeñas salas de audiencias para juzgar a sindicados de narcotráfico, terrorismo, secuestro, subversión y paramilitarismo.

...Montesinos, ex asesor de Alberto Fujimori. El detenido habría canjeado por lo menos el ingreso de 10.000 fusiles (ver historia anexa).

Por si esto fuera poco, las autoridades investigan un segundo capítulo del ingreso ilegal de 3.000 fusiles AK-47 y 5 millones de municiones, a bordo del barco 'Otterloo', que zarpó desde Nicaragua en noviembre pasado.

Inteligencia de la Policía cree tener evidencia para sostener que el mismo buque transportó al menos 3.000 fusiles más para las autodefensas. Este armamento habría sido traído a Colombia a comienzos del 2001, camuflado en varias toneladas de arroz.

Actualmente, los organismos de seguridad de Colombia evalúan esa información suministrada por dos personas, una centroamericana y otra colombiana. Además, la CIA y el servicio secreto británico están tras este mismo caso, pues tienen evidencias de la participación en el tráfico ilegal de una organización árabe.

Sumados esos cuatro arsenales, respecto de los cuales existen indagaciones en curso, testimonios y documentos, los 'paras' y las Farc han introducido más de 23 mil fusiles, sin contar granadas, lanzagranadas y explosivos, procedentes de Ecuador y Panamá, a través de sus conexiones con redes internacionales de tráfico de armas.

La conexión búlgara

La incautación, hace dos años, de 152 fusiles búlgaros, realizada por el DAS, el Ejército y la Policía en Sucre, se convirtió en la primera pista sólida hallada por las autoridades sobre una sofisticada organización de contrabandistas que está surtiendo a las autodefensas y que sería la responsable de venderle a ese grupo 7.640 fusiles AK-47.

EL TIEMPO pudo establecer que investigadores colombianos viajaron a Bulgaria, en donde les confirmaron que las armas sí salieron de ese país.

Extraoficialmente, se sabe que el cargamento habría entrado al país por el puerto de Turbo, en el Urabá antioqueño.

Las indagaciones, que comprenden también varios documentos incautados durante el decomiso de los 152 fusiles, indican que se utilizó la firma del comandante del Ejército, general Jorge Enrique Mora Rangel, para 'fabricar' contratos y obtener más de mil millones de pesos de las arcas de la cartera de Defensa.

"Lo que sí tenemos claro, es que el general Mora no tiene nada que ver en este escándalo", dijo uno de los detectives. Este reveló que la firma fue recortada de un documento y literalmente pegada en otro falso.

Agentes colombianos viajaron a Bulgaria en busca de nuevas pistas.

Precisamente ayer, investigadores de la Fiscalía, con el apoyo del propio general Mora, registraron las oficinas de la Jefatura Logística del Ejército, para recaudar nueva información.

Investigadores del DAS revelaron a EL TIEMPO que, aunque no están vinculados formalmente a la investigación, se trata de establecer la presunta responsabilidad en este caso de altos oficiales de las Fuerzas Militares, que habrían incurrido en omisión e incluso sabían de la operación clandestina de compra de armas.

El fiscal general, Luis Camilo Osorio, dijo ayer que se están revisando uno a uno los documentos para determinar su autenticidad. Precisó que el ente acusador abrió investigación por estos hechos desde el año pasado y actualmente se realizan algunas pesquisas.

Aunque las autoridades no lo han querido corroborar, se sabe que con base en pruebas recogidas desde hace más de dos años en Colombia y Bulgaria, el DAS solicitó a la Fiscalía la captura de las 18 personas investigadas.

También se sabe que para gestionar la compra de las armas, la organización creó una firma con una razón social casi idéntica a la de la Industria Militar Colombiana (Indumil). La empresa, que solo figura en el papel, tenía el nombre de Industria Colombiana Militar.

El DAS y la Fiscalía también verifican si la misma red habría comprado ilegalmente una tonelada de explosivos de la Indumil para los grupos irregulares.

El caso del 'Otterloo'

A estos casos se suma el escándalo internacional desatado hace 15 días, luego de que EL TIEMPO reveló que en noviembre pasado el barco panameño 'Otterloo' desembarcó en Turbo 23 contenedores en los cuales venían, camuflados entre pelotas plásticas, 3.000 fusiles AK-47 y 5 millones de municiones calibre 7,62 milímetros.

El armamento fue vendido por la Policía de Nicaragua a la empresa guatemalteca GIRSA, que afirmó que el material bélico iba para la Policía panameña. Sin embargo, este terminó, al parecer, en poder de las Auc.

Una vez conocida la información, las relaciones diplomáticas entre Nicaragua y Panamá se tensionaron ante las acusaciones mutuas por la responsabilidad de este caso, que aún no ha sido esclarecido.

gieron el rastro a Sánchez por varias ciudades del país y lograron establecer que trató de adquirir la munición especial que requieren los fusiles Kalashnikov.

Hoy, el director del DAS, coronel Germán Jaramillo, entregará detalles sobre la operación internacional y la investigación que llevan a cabo.

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

10.535,9 millones de dólares, cifra récord de las reservas internacionales colombianas.

DÓLAR		CAFÉ COLOMBIANO		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS	
		Dólares por libra OIC		Dólares por barril		IGBC (Índice General)		Efectivo anual				Pesos por
Tasa representativa del mercado	▲$ 2.350,20	Hoy	0,65	Hoy	28,33	Hoy	1.151,67	DTF	9,12%	HOY $ 125,5234	Euro	$ 2.151,13
Casa de cambio (c)	►$ 2.120,00							DTF Trimestre anticipado	8,63%	MAÑANA $ 125,5605	Bolívar	$ 2,32
Casa de cambio (v)	►$ 2.150,00	Ayer	0,65	Ayer	28,18	Ayer	1.157,32	TBS Efectivo anual Bancos a 90 días	8,71%		Peso mexicano	$ 250,29

Exitosa colocación de bonos

Bavaria colocó ayer entre fondos de pensiones y aseguradoras 700.000 millones de pesos en bonos, la mayor emisión hecha en la historia por una compañía privada en Colombia. La cervecería colocó 60.000 millones de pesos a tres años, a una tasa DTF más 125 puntos, casi igual a la de los títulos TES del Gobierno, considerados como los más seguros. Los restantes 640.000 millones se colocaron a 12 años, a una tasa del IPC más 730 puntos informaron comisionistas.

Sostenida alza del dólar


Comportamiento del dólar $
2.351,34*
2.332,62
2.292,00
2.300,02
2.275,43
May 02
May 11
May 16
May 20
May 21
*Promedio tasa interbancaria
Fuente: Banco de la República
Gráfico: Diseño Editorial / EL TIEMPO

El precio del dólar siguió al alza, como se esperaba. Ayer subió otros 20 pesos y quedó en promedio en 2.351 pesos, en el mercado interbancario. Las causas son las mismas de los últimos días: la incertidumbre por el proceso electoral, mayor demanda del sector privado y la baja de las tasas de interés.

Plan Exportador a EE.UU.

Hoy, en el Sheraton de Bogotá, la ministra de Comercio Exterior, Ángela María Orozco, lanza su Plan Estratégico Exportador a Estados Unidos, a cuyo acto asiste la embajadora de ese país, Ann Patterson y los presidentes de Bancóldex, Miguel Gómez, de Proexport, Claudia Turbay, y de la asociación de exportadores Analdex, Javier Díaz.

Convenio para empresarios



El presidente del Instituto de Fomento Industrial (IFI), Pablo Muñoz (en la foto) firmó un

TERRORISMO / CARRO BOMBA EN EL PUENTE DE LA PINTADA; INCIERTO NÚMERO DE DESAPARECIDOS

Dinamitada la Internet

El atentado contra el puente de La Pintada (Antioquia) afectó la infraestructura vial y los servicios de Internet y telefonía nacional e internacional de Telecom.



EL SERVICIO DE INTERNET, que presta Telecom, depende del anillo de fibra óptica que destruyó la guerrilla en La Pintada (Antioquia).

Darío Augusto Cardona / EL TIEMPO

DE LA REDACCIÓN NACIONAL

La explosión de un carro-bomba en el puente de La Pintada, que comunica al occidente con el centro del país, no solo rompió el anillo de fibra óptica que regula los servicios de Internet nacional e internacional de Telecom, sino que dejó un número indeterminado de muertos y desaparecidos, además de 11 heridos.

La misma acción dinamitera interrumpió parcialmente el sistema de llamadas al exterior y dejó sin servicio telefónico varias poblaciones de Antioquia.

La explosión por poco parte en dos la estructura

Un camión que había sido visto por última vez el domingo, en Guarato (Chocó), y cuyo conductor está desaparecido, fue utilizado co-

ca, en la vía Medellín-Manizales.

La explosión, ocurrida ayer a las 7:40 a.m., abrió un cráter que por poco parte en dos la estructura.

El atentado también afectó a un gran número de empresas, porque el estallido afectó los canales de voz y datos que utilizan pa-

gada de grosor, recorre todo el territorio nacional.

Simultáneamente, la guerrilla rompió otro tramo del anillo en San Alberto (Cesar).

El carro bomba habría lanzado al río Cauca a un motociclista y a un ciclista, que estarían desaparecidos, así como a tres automotores. Unas 20 casas ubicadas debajo y alrededor del puente sufrieron la destrucción de sus techos, puertas

Antioquia y Medellín con el nororiente de Caldas, las dos regiones no quedaron incomunicadas. El tráfico está siendo desviado por el municipio Bolombolo (Antioquia).

Ricardo Gutiérrez, director seccional del Invías, dijo que hoy dará a conocer una evaluación de los daños y el tiempo estimado para su rehabilitación.

Telecom informó ayer que



convenio con el alcalde de Zipaquirá, Everth Bustamante, para estimular a los micros, pequeños y medianos empresarios con la creación de una línea de crédito hasta por 20.000 millones de pesos.

El dinero se colocará a un interés de DTF (9,12 por ciento) más 3 puntos, a 3 años (sin período de gracia), hasta por 20 millones de pesos cada crédito y con garantías del Fondo Nacional de Garantías (FNG).

Intereses, una decisión política

El analista Felipe Gómez Bridge, de la comisionista Suvalor, consideró que el Banco de la República "tiene espacio para seguir entregando liquidez al mercado a borbotones" para reactivar la economía, pero queda el peligro de "promover una excesiva devaluación y el efecto adverso sobre la credibilidad de los empresarios en la meta de inflación".

Dijo que "decidir si se siguen bajando las tasas de interés o no, es ahora una decisión política", añadió Gómez Bridge.

mo carro bomba, al parecer por las Farc, para volar el puente de La Pintada (Antioquia), sobre el río Cau-

La Red Troncal de Fibra Óptica, que tiene 5.000 kilómetros de longitud y una pul-

electricidad ni telefonía.

A pesar de que el puente de La Pintada conecta el sur de

también atentó contra otro punto de fibra óptica localizado en Aguachica (Cesar).

TELEFONÍA / TRABAJADORES DE TELEBUCARAMANGA PROVOCAN INFARTO TELEFÓNICO

Pérdidas de $3.000 millones por paro

BUCARAMANGA

Pérdidas por 3.000 millones de pesos reportó ayer el comercio de Bucaramanga, por el infarto telefónico que los trabajadores de Telebucaramanga ocasionaron en la última semana.

Ayer, 117 de ellos permanecían detenidos por la Policía, que a las 3:30 a.m. los desalojó de la sede de la empresa.

Operarios no sindicalizados retomaron el control y lograron que la situación mejorara hacia el mediodía, pero solo en la capital.

El alcalde, Néstor Iván Moreno, y el gerente de Telebucaramanga, Tiberio Gómez, aseguraron haber implementado un plan de contingencia para garantizar los comicios presidenciales.

El presidente del sindicato de trabajadores, Raúl Mejía, aseguró: "Cuando el alcalde y las directivas nos aseguren que no van a vender el 44 por ciento de las acciones de Telebucaramanga que tiene el municipio, dejaremos la protesta.

De lo contrario, permaneceremos a las afueras de la empresa con nuestras familias".

Los sindicalistas dejaron fuera de servicio el 25 por ciento de las cámaras de seguridad y la línea 112 para emergencias.

La Sociedad Fiduciaria FES S.A.

Actuando en calidad de liquidador de la Cooperativa Multiactiva de Empleados FES (Cooemfes) - *En liquidación*, se permite informar a aquellos exasociados que aun no han reclamado los cheques correspondientes a los meses de junio/01, diciembre/01 y marzo/02, que pueden hacerlo en las instalaciones de la Fiduciaria FES S.A., presentando original y fotocopia de la cédula de ciudadanía, en las siguientes direcciones:

CIUDAD	DIRECCIÓN	TELÉFONOS
Cali	Avenida 8 Norte No. 22AN-15	6601382
Bogotá	Calle 86A No. 15-22 piso 2	6915090
Medellín	Carrera 43C No. 7D-09	3123838
Barranquilla	Calle 79 No. 50-71 local 16	3605077

FONADE

REPÚBLICA DE COLOMBIA
SERVICIO NACIONAL DE APRENDIZAJE - SENA
FONDO FINANCIERO DE PROYECTOS DE DESARROLLO - FONADE

SENA

CONVOCATORIA PÚBLICA DE PROPUESTAS

CONSTRUCCIÓN DE LOS TALLERES AGROINDUSTRIALES DE LOS CENTROS INTEGRALES AL SECTOR AGROPECUARIO DEL SENA DE LAS REGIONALES VALLE DEL CAUCA Y MAGDALENA

1. El Fondo Financiero de Proyectos de Desarrollo -FONADE-, en desarrollo del Convenio Interadministrativo de Administración de Proyectos No. 191160, suscrito con el Servicio Nacional de Aprendizaje - SENA, invita a participar en la convocatoria pública de propuestas para la CONSTRUCCIÓN DE LOS TALLERES AGROINDUSTRIALES DE LOS CENTROS INTEGRALES AL SECTOR AGROPECUARIO DEL SENA EN LAS REGIONALES VALLE DEL CAUCA Y MAGDALENA, localizados en las ciudades de Buga y la localidad de Gaira (Santa Marta), respectivamente.
2. Podrán participar en esta convocatoria las personas naturales, jurídicas, consorcios o uniones temporales, que a la fecha de presentación de propuestas se encuentren debidamente inscritos en el Registro Único de Proponentes de la Cámara de Comercio en:

   Actividad 01 Constructor
   Especialidad 04 Edificaciones y obras de urbanismo
   Grupo 02 Edificaciones mayores de 500 m^2 y de alturas mayores de 15 metros
   07 Estructuras de concretos especiales
   08 Estructuras metálicas y
   09 Instalaciones interiores para edificaciones

   Sólo podrán presentar propuestas las personas que a la fecha de cierre del presente proceso tengan una capacidad de contratación de K = 50.000 SMMLV y una capacidad de contratación residual Kr = 30.000 SMMLV.
3. Los proponentes podrán consultar y obtener los pliegos de condiciones a partir de la fecha de apertura: el día 23 de mayo a partir de las 2:30 p.m., en las oficinas del Fondo Financiero de Proyectos de Desarrollo - FONADE, Centro de Recursos de Información de FONADE (CRIF), calle 26 No. 13-19 piso 1. Teléfonos *5940407* extensiones *2019 - 2011 - 2022*.
4. El valor de la presente convocatoria es de un valor de setecientos millones de pesos ($ 700.000.000.00) para la construcción del Taller Agroindustrial de la localidad de Gaira (Magdalena) y de seiscientos millones de pesos ($ 600.000.000.00) para la construcción del Taller Agroindustrial en el Municipio de Buga (Valle del Cauca).
5. El valor del pliego de condiciones es de un millón quinientos mil pesos colombianos ($ 1.500.000.00) no reembolsables, pagaderos en efectivo o con cheque de gerencia a favor de FONADE, en la *Cuenta de Ahorros* del Sistema Nacional de Recaudo No. 49232300-1 del Banco de Bogotá.
6. Las visitas obligatorias a las áreas de los lotes se realizarán los días veintiocho (28) de mayo de 2002, a las 11:30 a.m., en el lote destinado para el proyecto del Taller Agroindustrial en el Municipio de Buga (Valle del Cauca), localizado en el Centro Agropecuario SENA, vía carretera central variante Buga - Tuluá, y el día treinta (30) de mayo de 2002, a las 11:00 a.m., en el lote destinado para el proyecto del Taller Agroindustrial en la localidad de Gaira en el municipio de Santa Marta (Magdalena), localizado en el Centro Agropecuario del SENA, km 5 vía Santa Marta - Barranquilla.
7. La reunión aclaratoria de los pliegos se realizará el día treinta (30) de mayo de 2002, a las 11:30 a.m. en las instalaciones de la Casa Santacruz del Centro Agropecuario del SENA regional Magdalena en la localidad de Gaira.
8. La convocatoria pública se cerrará el día siete (7) de junio de 2002 a las 10:00 a.m. en las oficinas del Fondo Financiero de Proyectos de Desarrollo - FONADE, Subgerencia Comercial - Unidad Técnica, calle 26 No. 13-19 piso 19, o en caso de cambio, a la hora y fecha que FONADE determine. En el sitio, día y hora de cierre, las propuestas serán abiertas en Acto Público en presencia de los proponentes que deseen asistir.

FONADE - Línea Transparente 9800 14 502 (Ley 190, junio de 1995)

El Administrador del Sistema de Intercambios Comerciales del Mercado de Energía Mayorista

Informa:

Que, en cumplimiento de lo establecido en la Resolución 116 de 1998 expedida por la Comisión de Regulación de *Energía y Gas, iniciará* un programa de limitación del suministro de energía eléctrica **a partir del día 22 de Mayo de 2002**, en el horario comprendido **entre las 10:00 a.m. y las 11:00 a.m.**, a los usuarios atendidos en el ámbito nacional por EMPRESAS PÚBLICAS DE YARUMAL S.A. E.S.P. entidad que actualmente se encuentra en mora por la constitución de las garantías financieras correspondientes a la semana del 24 al 30 de marzo de 2002 con el Mercado de Energía Mayorista.

Los usuarios pertenecientes a los circuitos no desconectables y los que son atendidos por comercializadores que no están en mora no serán afectados por el programa de limitación de suministro.

Los horarios en que se realizará el programa de limitación de suministro se incrementarán en las siguientes fechas:

FECHA	ANTIGÜEDAD	DURACIÓN	HORARIO
22 de Mayo de 2002 - 4 Junio de 2002	31-60	1 hora	10:00 - 11:00
5 Junio de 2002 - 4 Julio de 2002	61-90	2 horas	09:00 - 11:00
5 Julio de 2002 - 3 Agosto de 2002	91-120	3 horas	09:00 - 12:00
> 3 Agosto de 2002	> 120	4 horas	09:00 - 13:00

Si la empresa tiene vigente un programa de limitación del suministro, los horarios por corte de energía publicados en este aviso quedarán incluidos en el programa anterior.

El programa de limitación de suministro *se cancelará* en el momento en que la empresa morosa cubra sus obligaciones vencidas.

Asimismo, informa a todos los usuarios y a los terceros afectados por la limitación de suministro de energía eléctrica que los daños y perjuicios ocasionados serán responsabilidad de la empresa morosa.

TERCER AVISO NACIONAL
Martes 21 de mayo de 2002.

CONFLICTO / PIDIERON EL DESPEJE DE DOS DEPARTAMENTOS

Farc quieren cobrar caro nuevo diálogo

El grupo guerrillero querría cobrarle al Gobierno, a un precio alto la ruptura del proceso de paz y demostrar que sus exigencias están a la par con el cese de hostilidades que le piden los candidatos presidenciales.

UNIDAD DE PAZ

Con su propuesta de dialogar si les despejan Putumayo y Caquetá, las Farc le estarían diciendo al próximo presidente que dejan la puerta abierta para un nuevo proceso de paz, pero también, que llegar a él será muy costoso para el país.

Al pedir la desmilitarización de dos departamentos, "pretenden cobrarle al Gobierno la ruptura del proceso de paz poniendo condiciones más duras para el reinicio de los diálogos", según el analista político Alfredo Rangel.

Él cree que el grupo guerrillero no está cañando. Con el Putumayo libre de militares, le quedaría abierta la frontera con Ecuador para el ingreso de insumos y armamento. Esto, complementado con su fortalecimiento en el Caquetá, consolidaría a la organización insurgente en el sur de país.

El hecho de que le apunte a ese objetivo hace prever el escalamiento de la guerra, pues para obtener el despeje, las Farc querrán demostrarse fuertes militarmente.

Exigir el despeje de Putumayo y Caquetá, cuando fracasó el de cinco municipios es, para Jaime Caycedo, secretario general del Partido Comunista (PC), comparable con el planteamiento de algunos candidatos presidenciales que dicen que solo dialogarán cuando la guerrilla cese unilateralmente el fuego y las hostilidades.

En esa medida, los insurgentes quieren demostrar que sus exigencias también son grandes.

"Las partes están posicionando sus puntos de vista, pero es tan absurdo el uno como el otro", agrega Caycedo, para quien, de todas maneras, lo más importante es que se abra la puerta de diálogo, que quedó cerrada cuando el presidente Andrés Pastrana rompió el proceso de paz, el 20 de febrero pasado.


ABIERTOS
DESPIERTOS
EL ENEMIGO
ASECHA

CON EL CONTROL sobre Putumayo y Caquetá, el grupo guerrillero consolidaría su poder en el sur del país. Su intención es demostrar que retomar los diálogos no será tan fácil. Archivo / EL TIEMPO

Pero además de enviar el mensaje de que será muy costoso retomar los diálogos, las Farc buscarían mantenerse, a los ojos de la Unión Europea (UE), como una organización política que sigue pensando en la salida negociada y que no encuentra eco en el gobierno colombiano.

Salieron a pedir despeje en un momento en que la Unión Europea todavía no decide si incluirlas o no en la lista de grupos terroristas. "El grupo guerrillero quiere mostrar que al Gobierno no le interesa la opción política", según Rangel.

ENTREVISTA / YOLANDA PULECIO ESTÁ CONVOCANDO UN MOVIMIENTO DE SOLIDARIDAD

'Confío en un acuerdo humanitario'

Yolanda Pulecio, madre de la candidata presidencial Íngrid Betancourt y directora general de la campaña del movimiento Colombia Nueva, considera que las puertas del diálogo no se pueden cerrar y espera que un acuerdo humanitario permita la liberación de su hija, secuestrada por las Farc el 23 de febrero.

Pulecio estuvo en EL TIEMPO dialogando con editores y reporteros sobre las



¿Cuál es la idea de ella para salir de la pobreza?

(Responde César Ferrari)

Aquí tenemos un 20 por ciento de desempleo, 30 de subempleo, 50 por ciento de la producción económica invertida. No hay condiciones posibles de generar ingresos. La economía está medio apagada y el estímulo para reactivarla no puede venir solo del lado privado, porque este no tiene

MÉXICO / SENADOR DICE QUE ES UN REFRITO

Acusan a Blel de nexos con mafia

El periódico mexicano *La Reforma* dijo ayer que el senador liberal Vicente Blel tiene vínculos con el cartel de las drogas de Tijuana, México, a la vez que mencionó en el mismo episodio a un grupos subversivo de Colombia, que no identificó.



Según la publicación, desde principios del 2001, los her-

propuestas de Íngrid, de la solidaridad que ha despertado la campaña y de la importancia de *mantenerla vigente*. Llegó acompañada de César Ferrari, asesor económico de la candidata.

¿Cómo analiza la postura de su hija?

Es una mujer muy capaz. Ha denunciado los problemas del país, como la corrupción de la política, la incapacidad del Estado y la impunidad. Por eso queremos mantener el mensaje de Íngrid y que su voz siga presente.

¿Qué están haciendo en la campaña?

Estamos tratando de movilizar a las personas afectadas por la guerra, especialmente, a las madres de los secuestrados, los guerrilleros, los desaparecidos, los militares. El país está sufriendo mucho.

En este momento he entendido más el discurso de Íngrid y no voy a aceptar la forma salvaje como esta actuando la guerrilla. Estamos aterrados de la crueldad de las Farc, pero si mañana el Ejército llega a coger al 'Mono Jojoy' y a 'Marulanda', la violencia no se acaba. Al otro día sale otra guerrilla porque



YOLANDA PULECIO quiere mantener el mensaje de Íngrid Betancourt y que su voz siga presente entre los electores. Camilo George / EL TIEMPO

la gente está sufriendo demasiado y mientras se muere de hambre, los corruptos se roban los dineros del Estado.

¿Íngrid negociaría con terroristas?

Ella podría ser un interlocutor muy válido ante la guerrilla. Fue muy clara cuando estuvo en el Caguán. Recuerden que dijo que se tenía que ceder de lado y lado.

¿Cómo fijar condiciones de diálogo y que la gente vuelva a creer en un proceso de paz?

Todos estamos hastiados de la guerra. *Hay que buscar* una salida política. Creo que eso es lo que ha visto la comunidad internacional. Los europeos no quieren que se cierren definitivamente las puertas para un proceso de paz o, por lo menos, de un pacto humanitario.

¿Al Gobierno le va a tocar hablar con la guerrilla?

Si hay un cambio en la posición de la guerrilla. Han planteado una ley de canje, pero ojalá se reemplace por intercambio humanitario, por todos los secuestrados. Uno soporta todo menos lo que le pasa a los hijos.

¿Por qué votar por una persona que está secuestrada?

El voto por Íngrid lo ha entendido mejor la juventud, que está hastiada de lo mismo. Es un voto de protesta.

¿Cómo interpreta las encuestas?

Nunca hemos creído en ellas.

como reaccionar.

La expansión fiscal requiere una expansión monetaria. Si la gente no tiene dinero, no tiene poder de compra. La única posibilidad de sostenimiento *de largo plazo es con crecimiento*, pero se necesita que haya inversión para lograr un 7,5 de crecimiento en el 2004. Las tasas de interés en el Banco de la República deben bajar *más agresivamente*.

¿El Fondo Monetario *está poniendo* condiciones?

Uno negocia con el Fondo, pero quien define las condiciones de la política es el país, no es el Fondo.

¿Constitucionalmente hay alguna propuesta de reforma o revisión en lo económico?

Hay muchas cosas absurdas. Aquí tenemos un Ministerio de Comercio Exterior *que se supone promueve* lo relacionado con el extranjero, pero la tasa de cambio la maneja el Banco de la República y los impuestos los maneja el de Hacienda, entonces lo que *más afecta la estructura* de los exportadores está absolutamente fuera de control del Minexterior.

manos Arellano Félix, considerados los jefes del cartel de Tijuana, se quedaron sin sus principales operadores y seis de sus ex subordinados están actuando como testigos en su contra, protegidos por la Procuraduría de ese país.

El diario mexicano asegura que uno de los testigos, llamado el 'Ronco', mencionó el nombre de Blel a las autoridades al señalar: "Un senador colombiano amigo mío, de nombre Vicente Blel, me comentó que *el millón de dólares* nunca llegó a Colombia, ya que Giovanni se hizo el *perdido y a la fecha no aparece*".

El diario asegura que ese hecho ocurrió en abril del 2000. Según 'El Ronco', Blel viajó a México para aclarar el asunto, "porque estaba empezando a recibir presión" de Carlos Charry, 'El doctor', enlace de la guerrilla colombiana para la venta de droga.

El año pasado, la Fiscalía colombiana llamó a juicio al médico Carlos Charry, quien ha sido señalado como enlace del cartel de Tijuana (México) y las Farc. La Fiscalía lo acusó de tráfico de cocaína y lavado de dinero.

Según el organismo investigador, Charry, capturado



VICENTE BLEL, senador.

en México, y sus dos hermanos, Carlos Darío y César, detenidos en Bogotá, comerciaban *drogas en México y parte* de las utilidades, producto del negocio, las entregaban a las Farc en la desaparecida zona de distensión.

Charry fue capturado el 28 de agosto del 2000 cuando supuestamente coordinaba el envío de un cargamento de cocaína desde Colombia. En su maleta fue hallado un video en el que aparece junto al jefe militar de las Farc, Jorge Briceño, el 'Mono Jojoy'.

En su edición de ayer, *La Reforma* afirma que 'El Ronco' coordinó cuatro embarques exitosos para saldar la deuda con 'El Mayel'. "Fueron por lo menos cuatro toneladas de cocaína desembarcadas en Ensenada (baja California), y en puntos entre Manzanillo y Lázaro Cardenas (Michoacán)".

Habla Vicente Blel

Para el senador Blel, ese informe "es un refrito. Hace cerca de dos años las revistas *Cambio*, de Colombia, y *Suceso*, de México, hablaron del asunto. Y ahora repito lo que dije en esa ocasión: No tengo vínculos con ninguna organización al margen de la ley. No conozco a los hermanos Arellano, ni nunca he estado en Tijuana, ni en zona guerrillera".

Según Blel, hace dos años el tema llegó a la Fiscalía colombiana y "*nunca me han* llamado a declarar. Entregaré poder a mi abogado para que investigue qué es lo que está pasando y por qué nuevamente se vuelve a tocar un tema viejo y que ya aclaré".

El senador considera que "alguien está envenenando porque estoy en la campaña de Serpa. Como no he dicho públicamente con quién estoy, muy seguramente tratan de atacar las campañas con ese tipo de informes".

ECONÓMICAS
CRECE PRESIÓN POR LAVADO
El director de la Dian, Santiago Rojas, dijo que hay mayor presión para lavar dólares. 2-2

ECONOMICAS
MOROSOS DE LA DIAN
Estudian poder reportar a una central de datos a los mosotros del fisco nacional. 2-3



LOS ALIMENTOS se seleccionan para elaborar los mercados que se entregan a diferentes fundaciones. Rafael Espinosa / EL TIEMPO

DONACIONES / AYUDAN A 28.000 PERSONAS

Un banco muy bien nutrido

MARISOL ORTEGA GUERRERO
Redactora de EL TIEMPO

Diariamente, de 7:30 de la mañana a 5 de la tarde, los 22 trabajadores del Banco Arquidiocesano de Alimentos, en Bogotá, trabajan con amor y esmero. En una canasta colocan el tomate, en otra el lulo y así todo lo que recibieron en donación.

Luego, elaboran mercados para cumplir con pedidos de 184 fundaciones de niños, madres solteras, desplazados, ancianos, enfermos terminales, entre otras, para un promedio de 28.000 beneficiarios, por toda la ciudad.

Entre los documentos debe ir una carta del párroco, que avale que la institución ayuda, sin interés comercial, a personas que pasan hambre.

"Esperamos apoyo de más entidades para poder ampliar nuestra cobertura", dijo el sacerdote Saldarriaga.

Las donaciones (alimentos, ropa, zapatos) pueden hacerse en la Cra. 43 No. 12B-05 o en los teléfonos 3691423 y 24 o aportes de dinero en el Banco de Bogotá, cuenta No. 037069523.



UN PASADO FELIZ, Joan Manuel Serrat con la orquesta de los niños de Batuta. Archivo / EL TIEMPO

MÚSICA / SISTEMA NACIONAL DE ORQUESTAS, EN PELIGRO

Batuta: una sinfonía de crisis

En vilo la educación musical de seis mil niños. La falta de recursos hace tambalear esta institución que cumple diez años formando nuevos talentos.

La vida artística de Giovanni Ramos comenzó a los 12 años tocando la *Marcha Fúnebre* con su trompeta, en un cementerio del sur de Bogotá. Ahora, se desempeña como maestro de *luthería* (construcción de instrumentos de cuerda) en el taller Dummond et Hassan, de Montpellier (Francia).

Su carrera comenzó en uno de los humildes barrios del sur de Bogotá, gracias a una de las escuelas de la Fundación Batuta, que les brinda educación musical a seis mil niños de los estratos cero, uno y dos, de 21 departamentos de Colombia.

A pesar de su importante labor social, Batuta afronta una grave crisis económica, tal, que su directora ejecutiva, María Errázuriz, anunció que si no consiguen recursos urgentemente, en menos de un mes comenzarán a cerrar sedes.

"Estamos en una situación muy crítica. -dijo- Existe un déficit de 600 millones de pesos. De 12 escuelas que tenemos en Bogotá, vamos a tener que dejar solamente tres".

Errázuriz explicó que en el último año sus ingresos se disminuyeron 60 por ciento, lo que afectó sus gastos de funcionamiento. "En Bogotá atendemos 1.500 niños de escasos recursos, con un costo de 750 millones de pesos al año. El Distrito se comprometió a aportar 360 millones de pesos. A la fecha, las autoridades distritales han garantizado apenas 120 millones", explicó.

Para la directora de esta institución, Batuta no tiene dolientes, porque además de que las entidades públicas les han disminuido sus aportes, durante los últimos cinco años no han recibido ni un solo peso de la empresa privada.

"En el Ministerio de Cultura 32 mil millones de pesos se van en su funcionamiento y 15 mil millones en inversión en actividades culturales -explicó-. Batuta representa solo 1.5 por ciento del funcionamiento de esta cartera y 3.3 por ciento del presupuesto de inversión. La situación se ha empeorado por los retrasos en la entrega de estos dineros".

Batuta fue creada hace diez años y actualmente es el sistema de orquestas juveniles e infantiles más grande de Colombia. Está conformada por 250 agrupaciones de seis mil niños, que son atendidos con un subsidio de 95 por ciento del costo del programa.

"Nosotros somos apenas un apéndice de un problema mucho mayor en Colombia -concluyó- el tema de la infancia es solo palabrería. A los colombianos no nos interesan los jóvenes, ni nos importan los niños y mucho menos a nuestros gobernantes, y ellos lo saben"

solicitudes como la de Sol Florinda Rivera que lleva alimentos para que a los 35 niños de la obra social Nuestra Señora del Rosario no les falte comida en la mesa.

Done lo que pueda

En Bogotá, *esta obra nació* por iniciativa de monseñor Pedro Rubiano, arzobispo de la ciudad. También existen bancos arquidiocesanos de alimentos en Medellín, Cali, Bucaramanga, Pereira, Manizales, Cartago, Buga, Villavicencio, Cartagena y Bogotá.

En la capital, se reciben donaciones de almacenes de cadena como Éxito, Cadenalco y Alkosto, y de empresas como Masapán, Nestlé, Colombiana, Compañía Nacional de Chocolates, Colanta, Productos El Rey, Corabastos y Arturo Calle.

"*Son* alimentos cercanos a su fecha de vencimiento –explica el sacerdote Daniel Saldarriaga, director del Banco Arquidiocesano de Alimentos– lo que no altera su calidad ni sus bondades nutritivas, pero que los supermercados retiran de los estantes para cumplir con normas de calidad. O aquellos que no tienen mucha rotación (salida), y otros que en las plazas de mercado no se alcanzaron a vender".

Los mejores productos se reparten en canastas donadas por Panamco, firma que *también* dispuso un camión para recoger donaciones.

"La entrega tiene un valor simbólico, que permite, entre otras cosas, comprar alimentos como azúcar, frijoles y otros granos, necesarios para elaborar mercados nutritivos", dice Luis Mora, coordinador de la bodega.

"El kilo de fruver (frutas o verduras) tiene una cuota de recuperación de 80 pesos –dice el sacerdote Saldarriaga. Y los granos se entregan por una cuota de recuperación que equivale al 10 por ciento de su valor comercial".

Para *beneficiarse* de los mercados se envía una carta y en trabajo social se estudia la situación de los interesados y se da el visto bueno.

claruc@eltiempo.com.co EL TIEMPO

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

A $2.300,02 llegó el precio del dólar tras varias semanas de permanecer a la baja

DÓLAR

Tasa representativa del mercado	▲$ 2.300,02
Casa de cambio (c)	▶$ 2.120,00
Casa de cambio (v)	▶$ 2.150,00

CAFÉ COLOMBIANO — Dólares por libra OIC

Hoy	0,64
Ayer	0,64

PETRÓLEO — Dólares por barril

Hoy	28,15
Ayer	29,36

BOLSA DE COLOMBIA — IGBC (Índice General)

Hoy	1.149,83
Ayer	1.143,92

INTERÉS — Efectivo anual

DTF	9,24%
DTF Trimestre anticipado	8,74%
TBS Efectivo anual Bancos a 90 días	9,29%

UVR

HOY	$ 125,3381
MAÑANA	$ 125,3752

MONEDAS

	Pesos por
Euro	$ 2.069,49
Bolívar	$ 2,30
Peso mexicano	$ 246,03

Proyectos de negocios

Diez proyectos de negocios se financiarán este año en desarrollo de la tercera versión de Ventures, cuyo plazo de postulantes vence mañana. El registro de las postulaciones se hará en www.ventures.com.co. Ventures 2002 es organizado por la revista Dinero, el diario económico Portafolio, Mckinsey & Company y Fidubogotá.

Presidirá la Triple A



Francisco Olmos (en la foto), el nuevo presidente ejecutivo por decisión de la asamblea extraordinaria del Grupo Empresarial Triple A, socio mayoritario de la Sociedad de Acueducto, Alcantarillado y Aseo de Barranquilla, gestionó desde la gerencia un aumento de cobertura del acueducto, del 66 al 97 por ciento, dotando de agua a 350 mil habitantes de los estratos 1 y 2. Carlos Roca lo reemplaza en la gerencia.

DataZoom y DataScore

Dos nuevas herramientas de software entraron al mercado para soluciones de inteligencia de negocios. Se trata de DataZoom y DataScore, producidas por la firma colombiana Alcuadrado S.A., con las que las empresas dispondrán de información histórica y actual de sus ventas, sus presupuestos, inventarios y comportamiento financiero, y además de un seguimiento a los indicadores de su plan estratégico.

Corabastos invita



UVR / RELIQUIDACIÓN DE CRÉDITOS HA OBLIGADO A EMITIR $ 2,6 BILLONES

Un cambio costoso

Hoy pasa a Sala Plena del Consejo de Estado la demanda contra la resolución que sirvió para reliquidar los créditos en Upac.

"Una reliquidación nueva en favor de los deudores hipotecarios, implicaría erogaciones fiscales adicionales, con altos costos para el necesario ajuste de las finanzas públicas y la estabilidad macroeconómica", indicaron fuentes del Ministerio de Hacienda.

Hasta ahora, para respaldar los saldos en favor de los usuarios de Upac, el Estado ha tenido que emitir títulos de Tesorería TES por 2,6 billones de pesos, monto equivalente a un punto del Producto Interno Bruto (PIB).

Al fin y al cabo, para respaldar todos aquellos casos en los cuales el deudor ha resultado favorecido al recalcular su deuda hipotecaria (con base en la resolución que hoy esta demandada ante el Consejo de Estado), la Nación ha tenido que emitir TES, los cuales han sido adquiridos por las entidades financieras.

Hoy, la sección cuarta del

do están las entidades financieras, que han tenido que incurrir en grandes costos por cuenta de las reliquidaciones, de las cuales aún quedan pendientes algunas de Granahorrar.

La ley que le dio origen a la UVR obligó a los bancos a realizar inversiones forzosas, para girarles a los deudores las sumas que les correspondían.

Adicionalmente, las entidades debieron reconstruir la historia de todos los créditos que estaban vigentes en 1999, desde 1993, y recalcular las cuotas.

"Fue necesaria la recopila-

EL TIEMPO pudo establecer que en dos años se han dedicado más de 500 millones de pesos, exclusivamente al tema de la supervisión de los alivios.

En cuanto a los constructores, su mayor preocupación tiene que ver con el riesgo de que se vuelva a estancar el crédito hipotecario, que ha mostrado un buen ritmo en los primeros meses del 2002.

Eduardo Jaramillo, presidente de la Cámara Colombiana de la Construcción (Camacol), ha dicho que "un proceso legislativo que podría llevarse más de un año para su aprobación y cuya puesta en marcha implicaría por lo menos un

EN MANOS DEL CONSEJO

El estudio de un caso en la Sala Plena del Consejo de Estado puede demorarse más de dos años.

Sin embargo, como las reliquidaciones de créditos en Upac fueron considerados de 'importancia nacional' (categoría en la cual hay otras cuatro demandas en la corporación), la demora puede ser menor.

Sin embargo, normalmente se discuten primero los casos de conflictos de competencia y pérdidas de investidura.

EL TIEMPO pudo establecer que, de los 23 magistrados que conforman la Sala Plena, 6 consideraron que no era necesario asumir la demanda, porque la sección cuarta de la corporación lleva tres meses estudiando el tema e irse a sala plena implica una demorar adicional y porque ha habido otros temas (como Nortel y Termorío) que, siendo de gran trascendencia, no han llegado a la Sala Plena.

ATPA

A pagar aranceles en E.U.

SERGIO GÓMEZ MASERI
Corresponsal de EL TIEMPO
WASHINGTON

Los productos beneficiarios del Acuerdo de Preferencias Arancelarias para la Región Andina (Atpa) volverán mañana a pagar aranceles a su entrada a Estados Unidos.

A las 12 de la noche hoy expira el plazo dado por el presidente George W. Bush para postergar durante 90 días el cobro de los aranceles a estos productos mientras el Congreso aprobaba una ley para extender el Atpa por cuatro años y 'borrar' la deuda al incluirse una cláusula de retroactividad a su fecha de expiración el pasado 4 de diciembre.

Sin embargo, y dado que el Congreso está aún muy lejos de aprobar el proyecto, a los miles de productos de los países Atpa (Colombia, Ecuador, Perú y Bolivia) se les aplicarán nuevamente los aranceles, sino que, además, tendrán que pagar los (aranceles) causados durante estos últimos tres meses.



Archivo / EL TIEMPO

Por iniciativa de Corabastos hoy se reúne en Bogotá el primer Encuentro Iberoamericano de Centrales de Abastos con la participación de 7 países de la región, en el que se analizará el papel de estos establecimientos en lo alimentario, lo económico, lo agrícola, lo empresarial, lo social y el desarrollo que han tenido frente a los hipermercados.

Ganadero se alía al IFI

El BBVA Ganadero lanzó una línea de crédito con recursos del Instituto de Fomento Industrial (IFI) para las micro y pequeñas empresas de Bogotá y el Valle del Cauca que tengan por lo menos un año de funcionamiento. A las microempresas les prestará hasta 10 millones de pesos y a las pequeñas hasta 50 millones de pesos, a un interés efectivo anual desde DTF (9,24 por ciento) más 4,5 puntos.

Petro increpa a Minminas



El parlamentario Gustavo Petro le pidió ayer en un debate en el Congreso a la ministra de Minas y Energía, Luisa Fernanda Lafaurie (en la foto), que se declare impedida para actuar en la Comisión de Regulación de Energía y Gas (Creg), debido a que había sido funcionaria de Termotasajero en 1999, empresa que hoy se rige por los parámetros de la Creg. Lafaurie dijo que la Creg regulaba para un sector y no para una empresa en particular.

Transferencias telefónicas

AV Villas puso a disposición de sus clientes audiovillas, un servicio de transferencias de dinero a cuentas de otros bancos vía telefónica. AV Villas es una de las dos únicas entidades financieras que prestan este servicio, con el cual los clientes pueden transferir, desde 10 mil hasta 5 millones de pesos diarios, a cualquier cuenta de otros 25 bancos del país, incluyendo los del Grupo Aval.

Triple A para Fiducoldex

La evaluadora Duff and Phelps otorgó a la Fiduciaria Colombiana de Comercio Exterior Fiducoldex la calificación (triple A), luego de considerar sobresaliente la capacidad operativa y la fortaleza financiera de la empresa. Duff and Phelps afirmó que Fiducoldex aplica políticas claras en la evaluación y control de riesgos, además de contar con el respaldo de Bancóldex.

Tribunal le entregará la demanda a la Sala Plena, que la acogió por considerar el tema de importancia nacional. Así, el caso entra a hacer fila con otros 650 asuntos que hay pendientes en la Sala Plena (ver recuadro).

A lo largo de esta semana, gobierno, banqueros y constructores han hecho cálculos sobre los costos en que tendrían que incurrir, si el Consejo de Estado acepta la demanda contra la resolución.

El más preocupado con el tema es el Gobierno. Pero a su lación de información sobre más de 850.000 créditos, además de los cambios en software y hardware", dijo una fuente de sector.

Gastos en Superbancaria

La Superintendencia Bancaria, por su parte, invirtió más de 40 millones de pesos y ocupó unos 20 funcionarios, con remuneraciones promedio de 1,8 millones de pesos mensuales, para revisar cada una de las reliquidaciones hechas por las entidades, y atender las quejas y reclamos al respecto.

año adicional, además de la suspensión del otorgamiento de los créditos hipotecarios durante un período aún mayor, frustraría el crecimiento logrado hasta ahora".

De acuerdo con la Corporación Financiera del Valle (Corfivalle), "una nueva reliquidación de los créditos hipotecarios, no sólo pondría en peligro la leve reactivación de la construcción y la cartera hipotecaria, sino que también afectaría la deuda pública denominada en UVR".

clarue@eltiempo.com.co

DIAN / MÁS CONTROLES AL CONTRABANDO

'Hay mucha presión para lavar dólares'

Los contrabandistas de mercancías están cambiando la estrategia para lavar dólares. Ya no están introduciendo al país electrodomésticos grandes como neveras o televisores, sino que están trayendo artículos pequeños, mediante la modalidad de contrabando técnico.

Así lo reveló el director de la Dirección de Impuestos y Aduanas Nacionales (Dian), Santiago Rojas, quien anunció la expedición de un decreto de los Ministerios de Hacienda y Comercio Exterior para controlar el ingreso de esta clase de mercancías.

La medida establece una lista de precios de referencia o estimados, con los valores mínimos y máximos de un producto, con el fin de que cuando llegue una mercancía a puerto y esté declarada a un valor inferior se pueda frenar el ilícito.

En la lista se incluirán electrodomésticos pequeños como planchas, mini equipos de sonido, radios para carros, entre otros, así como llantas y calzado. En este último sector se ha notado el ingreso masivo, especialmente de tenis a un precio bajísimo, por debajo de un dólar cuando en el mercado pueden costar hasta 100 dólares, dijo Rojas. El funcionario reconoció que el contrabando es uno de los tantos sistemas que están utilizando los lavadores de dólares y que el ingreso ilegal de mercancías ronda los 1.300 millones de dólares al año.

Más vías para lavar

Los otros sistemas son la utilización de los cajeros automáticos, el ingreso de divisas en efectivos que traen los viajeros y las exportaciones ficticias.

Si bien reconoció que hay sectores donde se ha reducido sustancialmente este problema, como es el caso de los electrodomésticos grandes, donde el contrabando pasó del 60 al 12 por ciento; en cigarrillos del 87 al 8 por ciento y en licores del 90 al 50 por ciento, hay otros donde se ha incrementado, como es el caso del calzado.

"Hay mucha presión para lavar dinero en Colombia. No podemos olvidar que en el país hay una economía informal e ilegal muy grande, que necesita legalizar dinero. Entonces no sería muy realista pretender que se va a cortar el chorro del lavado solo a través del combate al contrabando. Para ello se necesita acabar primero con el narcotráfico", dijo.



SANTIAGO ROJAS, director de la Dian.

La entidad se está sofisticando más para combatir el contrabando y sus diversos métodos de ingreso al país. Por eso se están intensificando los controles aduaneros, cambiarios y tributarios y reforzando las visitas a toda clase de establecimientos para verificar si los documentos de nacionalización de mercancías están en regla.

La semana pasada la entidad detectó 9.700 millones de pesos en calzado que ingresó como contrabando técnico, a menos de un dólar. La Dian abrió investigación aduanera por subfacturación y está cobrando 3.000 millones de pesos a sus importadores como sanciones por valoración. Además abrió una investigación tributaria, para cobrar los impuestos sobre la diferencia de precio que puede ser de 99 dólares por cada par de zapatos.

Estimaciones no oficiales señalan que la cuantía de los aranceles no pagados podría ascender a 150 millones de dólares, los cuales, por ahora, se suman a una cifra similar por el período diciembre-febrero que se espera les sean devuelto a los importadores estadounidenses una vez se aprueben las preferencias arancelarias.

Pero mientras el Congreso de Estados Unidos le da luz verde a esas gabelas fiscales, diferentes industrias colombianas que se han beneficiado de ellas pasarán un trago amargo, ya que sus productos (algunos alimentos procesados, sustancias químicas, flores, entre otros) perderán competitividad frente a la competencia de terceros países.

El Representante Comercial de Estados Unidos, Robert Zoellick, advirtió la semana pasada que si el Atpa no estaba aprobado hoy "tendremos grandes problemas. Nuestros amigos andinos no sólo van a tener que pagar los aranceles retroactivamente, sino que pueden ver paralizadas algunas industrias en sus países", y puso el ejemplo de las flores colombianas que, con el empleo generado, mantiene a miles de familias.

"Desafortunadamente no se logró que se aprobara el Atpa antes del 16 de mayo. Algunos que se estaban beneficiando por esta medida, especialmente los más vulnerables, se verán afectadas pues tendrán que pagar lo no pagado y comenzar a pagar hasta un 7 por ciento en arancel", afirmó el embajador en Washington, Luis Alberto Moreno.

EL TIEMPO

THE WALL STREET JOURNAL AMERICAS.

EL TIEMPO Y GRUPOS DIARIOS DE AMÉRICA *Una publicación de* DOWJONES http://wsj.com LUNES 20 DE MATO DE 2002 3-8

What's News—®

INTERNACIONAL

El FBI no alertó a las líneas aéreas que había arrestado a Zacarías Moussaoui, un estudiante de aviación interesado en volar un Boeing 747 y que estaba bajo investigación como posible terrorista, una semana antes del 11 de septiembre. La decisión de la oficina estadounidense está siendo estudiada por investigadores del Congreso.

* * *

La Reserva Federal planea encarecer los préstamos que realiza a los bancos, marcando un cambio significativo en sus operaciones como prestamista de última instancia. Los cambios propuestos no afectarán a las tasas de interés a corto; la tasa de descuento sería más alta que en la actualidad pero el crédito se concedería con condiciones menos rigurosas.

* * *

Dynegy obtuvo una línea de crédito para una de sus filiales y anunció que pretende aumentar la liquidez en hasta US$1.000 millones, a través de la venta de activos. Los anuncios son un intento por parte de la empresa por calmar los temores acerca de sus finanzas.

* * *

Trump Hotels & Casino Resorts suspendió una venta de bonos basura valorada en un total de US$470 millones, después de que no se lo-

La confianza de los consumidores estadounidenses en la economía continúa en alza, según el índice de la Universidad de Michigan. A principios de mayo, el indicador subió de 93 a 96.

* * *

Hay señales de que en el mercado estadounidense de gas natural también se habrían realizado transacciones "artificiales" similares a las del sector energético, que inflan el volumen pero no representan un beneficio económico. Esto se debe a que el sector del gas, al igual que el de energía, no está muy regulado, dicen analistas.

* * *

Schering-Plough acordó pagar US$500 millones para resolver problemas de manufactura en las plantas de la farmacéutica en Puerto Rico y Nueva Jersey. La multa es la más alta impuesta por las autoridades estadounidenses.

* * *

IBM reveló que ha encontrado pruebas de que unas estructuras denominadas nanotubos de carbono tienen el potencial de superar al silicio como material para los circuitos integrados que utilizan las computadoras actualmente.

* * *

BellSouth eliminará entre 4.000 y 5.000 empleos.

La Bolsa de EE.UU. Pierde Encanto para los Inversionistas Extranjeros

La Recuperación se Atrasa y Crece la Presión sobre el Dólar

GREGORY ZUCKERMAN Y CRAIG KARMIN
The Wall Street Journal

El mercado bursátil estadounidense está dando algunas señales de recuperación, pero hay un problema que acecha en la retaguardia: los inversionistas de fuera de Estados Unidos.

Los inversionistas no estadounidenses, cuyas adquisiciones en 2000 casi igualaron a las de los fondos de inversión estadounidenses y fueron firmes compradores incluso el año pasado, se han retraído bruscamente. No son todavía vendedores netos, pero sus compras netas casi se han desvanecido. Esto ayuda a explicar por qué la bolsa ha estado tan floja, especialmente las acciones de compañías grandes y reconocidas favorecidas normalmente por los inversionistas de fuera de EE.UU., y también por qué el dólar ha estado bajo presión. El riesgo estriba

EL VIGÍA DE WALL STREET

ahora en que continúe el desencanto con los títulos estadounidenses, o que los inversionistas no estadounidense puedan convertirse en vendedores netos, dañando aún más el mercado de EE.UU. "Hay tensión en la demanda extranjera de activos de EE.UU.", dice Paul Meggyesi, analista de divisas en Deutsche Bank. "Dadas las escasas señales de mejora en el mercado de activos estadounidenses, creemos que este problema se prolongará por algún tiempo", agrega.

Las acciones en las bolsas estadounidenses subieron la semana pasada, lideradas por la continua demanda de títulos tecnológicos. El Índice Compuesto Nasdaq avanzó un 8,8%, ó 140,54 puntos, hasta el nivel de 1.741,39, tras cinco días consecutivos en positivo. El Promedio Industrial Dow Jones ganó un 4,2%, ó 413,16 puntos, para cerrar en 10.353,08. El Standard & Poor's 500 subió también, un 4,9% en la semana.

Disminuye la Confianza

Los inversionistas no estadounidenses aún compran acciones de EE.UU., pero ahora mucho menos, cerca de 94.000 millones de dólares menos, que en el apogeo del mercado. Compras netas de acciones de EE.UU. por parte de extranjeros; totales acumulados de 12 meses. En millones de US$


150.000
50.000
0
-50.000
1995 96 97 98 99 2000 01 02

Fuente: Departamento del Tesoro

fian, que dirige Safian Investment Research, una división de Burnham Securities. "Sólo para mantener estos precios, es necesario que continúen las compras del extranjero".

Durante buena parte de la pasada década, los inversionistas de fuera de EE.UU. han ido acumulando acciones estadounidenses, buscando mejores oportunidades que en sus propios mercados. Las adquisiciones realizadas por aseguradoras, fondos de inversión, e incluso inversionistas individuales no estadounidenses ayudó al avance bursátil en EE.UU. a fines de los años 90, y ayudó a construir un fondo en el mercado el año pasado. En 2000, las compras netas de acciones estadoundienses por inversionistas de fuera del país se elevó a una cifra sin precedentes de unos US$174.000 millones, casi tanto como los US$210.000 millones procedentes de los fondos estadounidenses, según las cifras compiladas por Safian.

Los pactos podrían verse afectados por la inestabilidad del gobierno.

Aun el año pasado, estos inversionistas fueron grandes compradores de títulos estadounidenses, y adquirieron US$116.000 millones, transfiriendo más capital desde EE.UU. a otros mercados bursátiles. Si prosigue la recuperación de la economía de EE.UU. y el mercado repunta, es probable que los inversionistas regresen a ese país. Pero por ahora los inversionistas como James Clunie son cautelosos, en gran medida porque los títulos estadounidenses son más caros en relación con sus expectativas de ganancias que las acciones en otros mercados.

"Las expectativas de ganancias parecen ser bastante altas este año en EE.UU., mientras que todavía parecen bajas en Asia", dice Clunie, jefe de renta variable global de Aberdeen Asset Management, gran firma de gestión de activos de Glasgow, Escocia. Hace dos años, Clunie estaba ocupado comprando acciones tecnológicas. Pero sus fondos han estado reduciendo su riesgo en relación con EE.UU. y añadiendo posiciones en Corea del Sur, Singapur y Hong Kong.

Las economías europeas tendrán mejor rendimiento en relación con Estados Unidos en los próximos años, dice Patrizio Merciai, estratega jefe global de Lombard Odier en Ginebra, pero esta perspectiva "no se ha reflejado en los precios de las acciones [en Europa], como ha sucedido en EE.UU.". Merciai comenzó a recortar sus posiciones en activos estadounidenses el mes pasado.

He aquí otra preocupación: cuanto más caiga el dólar, más se retraerán de EE.UU. los inversionistas de fuera del país, porque esto hará que sus inversiones valgan menos cuando las traduzcan de nuevo a sus monedas locales. Cualquier retroceso presionaría aún más al dólar en una especie de círculo vicioso, justo lo contrario a lo ocurrido en la década de los 90, donde un dólar fuerte atrajo dinero foráneo a los mercados estadounidenses, reforzando al billete verde. "Si el dólar se debilita, las compras [extranjeras] podrían tornarse en ventas, y esto podría convertirse en una sangría considerable" para las acciones estadounidenses, dice Safian.

Joseph Quinlan, economista global de Morgan Stanley, dice que es poco probable que los inversionistas del extranjero se conviertan en vendedores netos de acciones estadounidenses

grara atraer a suficientes inversionistas a las tasas que la firma de Donald Trump estaba dispuesta a pagar.

La telefónica estadounidense asumirá un cargo de hasta US$300 millones por los despidos, los más numerosos de su historia.

A pesar de los signos de optimismo, la desaceleración de las compras de los no estadounidenses significa que hay menos demanda de acciones de EE.UU., mientras que algunos inversionistas estadounidenses han comenzado a quejarse del mercado. "¿Cómo se pueden mantener estos precios si entra menos dinero en el mercado de valores?", se pregunta Kenneth Sa-

Pero los inversionistas de fuera de EE.UU. compraron menos de US$11.000 millones en acciones de EE.UU. durante los dos primeros meses de 2002, según cifras recientes. Esto supone un descenso radical respecto a los US$33.000 millones registrados durante los dos primeros meses de 2001. Tampoco es una ventaja que esto suceda cuando la inversión estadounidense está

¿La razón? Ni Europa ni Japón parecen dispuestos a convertirse en relevo como líderes del mercado global. Otra razón para las penurias de las acciones de EE.UU. es que las compañías europeas han reducido notablemente las compras de empresas estadounidenses. "El foco estratégico de las empresas europeas se ha alejado de EE.UU.", afirma Quinlan.

REGIONAL

Petróleos de Venezuela obtuvo ganancias por US$4.320 millones en 2001, un 40% menos que en 2000. Los precios petroleros más bajos y los recortes de producción organizados por la Organización de Países Exportadores de Petróleo (OPEP) causaron la caída.

* * *

Joseph Stiglitz, economista estadounidense y ganador del Premio Nobel de Economía en 2001, dijo que será vital perdonar gran parte de la deuda argentina para que el país vuelva a crecer.

* * *

BBO Financial Service, banco de inversión venezolano, vendió su 10% en Digitel Celular a un grupo de inversores. Digitel, controlada por Telecom Italia, ofrece telefonía móvil en Venezuela.

Brasil apelará ante la Organización Mundial de Comercio las restricciones establecidas por EE.UU. a las importaciones de acero brasileño, dijo Sergio Amaral, ministro de Desarrollo, Industria y Comercio Exterior. El Gobierno busca que se forme una comisión para dirimir el conflicto, pero no sabe cuán pronto se puede tomar una decisión.

* * *

Unimarc, cadena de supermercados chilena, informó que abandonó su intención de vender activos o acciones de la empresa, proceso que había iniciado en agosto del año pasado. Las cadenas chilenas Jumbo y Santa Isabel se habían mostrado interesadas en algunos activos.

Envíe sus comentarios a: americas@wsj.com.

Capitales Foráneos Rondan al Crudo Venezolano

MARC LIFSHER
The Wall Street Journal

CARACAS — Venezuela está más cerca de llegar a acuerdos con inversionistas extranjeros para proyectos en petróleo y gas natural a lo largo de la costa caribeña valorados en miles de millones de dólares.

Pero los analistas temen que los convenios puedan ser saboteados por las políticas del presidente Hugo Chávez, que sigue la línea dura de la Organización de Países Exportadores de Petróleo (OPEP), y por la creciente inestabilidad de su asediado gobierno.

La estadounidense Conoco Inc. está a unos seis meses de decidir si explota lo que podría ser el mayor nuevo descubrimiento de petróleo de Venezuela de los últimos diez años, mar adentro en el Golfo de Paria, cerca de Trinidad. El yacimiento, que según las estimaciones de la estatal Petróleos de Venezuela SA tiene más de 500 millones de barriles de crudo de grado medio, también contiene importantes cantidades de gas natural.

Mientras tanto, avanzan las negociaciones para la construcción de una planta de gas natural licuado (GNL) de US$2.000 millones en la Península de Paria, según informes de la prensa local y analistas cercanos al gobierno y posibles inversores del sector privado.

Las instalaciones han pasado por varias fases durante las últimas dos décadas y actualmente están tomando la forma de una empresa conjunta controlada por la empresa estatal venezolana con cierta combinación de participación de la empresa estatal de petróleo de Qatar, Royal Dutch/Shell Group, Mitsubishi Corp. y posiblemente Exxon Mobil Corp.

Se espera que la planta de GNL de Paria explote la creciente demanda de la Costa Este de Estados Unidos de gas natural limpio y eficiente, un mercado que ya es explotado por Trinidad.

Conoco se adjudicó el contrato de exploración petrolera durante la llamada apertura para empresas extranjeras creada en 1996 por el anterior gobierno de Venezuela. Desde entonces, el clima de inversión se ha enfriado un tanto con la aprobación de Chávez por decreto de la nueva Ley de Hidrocarburos, que eleva las regalías a un 30%, de un 16,7%, y exige que el Estado tenga una participación controladora en todas las nuevas iniciativas con empresas extranjeras. Pero si el proyecto de Conoco sigue adelante, éste caería bajo la antigua ley y pagaría las regalías más bajas, dice la portavoz Diana Szilard.

La empresa, dice, se siente alentada con el hallazgo y está trabajando para presentarle al gobierno un plan de desarrollo para fines de año.

Pero la forma en que encaje la producción esperada con la política de Venezuela de adherirse fielmente a las cuotas establecidas por la OPEP puede ser un factor clave en si Conoco decide seguir adelante, dice Jan Stuart, analista de energía de ABN Amro.

Venezuela, afirma Stuart, tiene viejos yacimientos petrolíferos cuya producción decrece y necesita continuamente nuevas inversiones sólo para mantener la producción a los niveles actuales, de alrededor de 2,6 millones de barriles diarios.

La decisión del gobierno venezolano de empezar finalmente la construcción de una planta de gas natural licuado es un esfuerzo para explotar las enormes reservas de combustible del país.

El plan original contemplaba un 33% para Pdvsa, un 30% para Shell, un 29% para Exxon Mobil y un 8% para Mitsubishi. Pero Chávez dispuso una participación del 60% para Pdvsa. Las reiteradas filtraciones sobre las actuales negociaciones indica que el gobierno no quiere subdividir su participación mediante la entrega de un 9% a la petrolera qatarí, mientras que Shell y Mitsubishi se asociarían para lograr el 40% correspondiente al sector privado.

Domingo Cavallo Pide Reformas Institucionales Radicales Desde su Celda

MICHELLE WALLIN
The Wall Street Journal

BUENOS AIRES — Desde una fría y solitaria prisión en las rústicas afueras de la capital argentina, Domingo Cavallo, el otrora autor del milagro económico argentino, plantea soluciones para los al parecer incorregibles problemas de Argentina: reformas institucionales radicales que incluyen la reestructuración del sistema judicial que encarceló al mismo Cavallo hace seis semanas.

"Argentina no saldrá de esta crisis... con algunas medidas económicas sueltas. Argentina requiere una reorganización del Estado y la sociedad, que obviamente incluye una reestructuración de la economía", dice Cavallo en su primera entrevista desde que fue privado de la libertad el 3 de abril.

El ex ministro de Economía, de 55 años, fue detenido en conexión con una investigación de tráfico de armas hacia Ecuador y Croacia. La firma de Cavallo fue requerida en decretos ejecutivos autorizando tres cargamentos separados de armas a Panamá y Venezuela en 1991 y 1995. Las armas terminaron en Ecuador y Croacia, países que estaban sujetos a restricciones de compra de material bélico en esa época.

Cavallo fue acusado el 10 de abril de "contrabando agravado", pero ha apelado la detención. Los otros sospechosos en el caso, incluyendo el ex presidente Carlos Menem y un ex ministro de defensa, han sido liberados.



Domingo Cavallo

Cavallo está detenido en Campo de Mayo, un extenso complejo militar ubicado junto a los elegantes barrios del norte de Buenos Aires.

Además de hacer énfasis en una reforma judicial, Cavallo se muestra pesimista ante la capacidad del gobierno del presidente Eduardo Duhalde de identificar las raíces del actual desastre económico argentino y de ofrecer soluciones.

"Lo que nos está pasando en la Argentina tiene su origen en una falta de entendimiento de cuál es la cultura económica de los argentinos", dice. La piedra angular de cualquier política económica exitosa es permitir a los argentinos mantener ahorros en dólares y usar monedas extranjeras para otras transacciones si así lo prefieren, dice. "No creo que este gobierno actual sea capaz de resolver ninguno de los problemas".

Cavallo ha sido ubicado en dos cuartos destartalados en un edificio neocolonial que se usa para albergar a prisioneros especiales como él.

El economista educado en Harvard, que una vez recorrió el mundo codeándose con la elite financiera global, pasa ahora sus mañanas en largas caminatas. Ha perdido casi 5 kilos desde que fue arrestado y se ve más en forma y descansado de lo que estaba tras unirse a la administración de De la Rúa en marzo de 2001. Desde las 2 a las 7 de la tarde, el horario de visitas, recibe un flujo constante de seguidores y amigos. Su esposa, algunas veces acompañada por uno de sus tres hijos, llega casi todas las noches a la hora de la cena. Después de comer, Cavallo pasa de dos a tres horas en la computadora, que ha aprendido a usar por primera vez, leyendo y respondiendo correos electrónicos y escribiendo documentos relacionados con los cargos de tráficos de armas y otros casos legales contra él. Las encuestas clasifican constantemente a Cavallo como uno de los más impopulares de los ya marcadamente impopulares políticos argentinos. Uno de sus abogados, Luis Moreno Ocampo dice que hay quien gente que lo para en la calle y le pregunta cómo justifica su defensa del ex ministro.

Pero, irónicamente, el diagnóstico de Cavallo sobre los males de Argentina coincide con frecuencia con lo que muchos argentinos, en protestas públicas y en conversaciones privadas, exigen para su país: funcionarios menos corruptos, un sistema judicial independiente, respeto por la ley, una macroeconomía bien ordenada y predecible y gobiernos, a nivel federal, provincial y municipal, que sean fiscalmente responsables ante sus electores. En lo inmediato, Cavallo y sus abogados esperan usar su caso, que ellos y otros expertos legales consideran un ejemplo claro de una cacería de brujas política, como un catalizador para la reforma del altamente politizado sistema judicial argentino. Después de que hace poco se filtrase información sobre una reunión sostenida entre el jefe de los servicios de inteligencia y jueces para ejercer presión a favor del arresto de Cavallo y otros dos banqueros, el ex ministro presentó una queja ante la comisión de derechos humanos de la Organización de Estados Americanos. También le ha pedido a diferentes asesores políticos que dejen de lado las diferencias y respalden reformas judiciales.

Por su parte, el Fondo Monetario Internacional (FMI) ha empezado a insistir en reformas legales como una condición previa para renovar la línea de crédito a Argentina. Pero Cavallo y sus abogados creen que el enfoque del FMI es extremadamente limitado, concentrándose en medidas como la revocación de una ley que cubre todos los delitos financieros, conocida como de "subversión económica". Mientras el sistema judicial siga siendo vulnerable a la influencia política, los jueces encontrarán el mecanismo legal para atrapar a sus objetivos.

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA
2.7 por ciento bajó a mayo la cartera total del sistema financiero.

DÓLAR

Tasa representativa del mercado	▲ $ 2.332,68
Casa de cambio (c)	▶ $ 2.120,00
Casa de cambio (v)	▶ $ 2.145,00

CAFÉ COLOMBIANO — *Dólares por libra OIC*

Hoy	0,65
Ayer	0,64

PETRÓLEO — *Dólares por barril*

Hoy	28,18
Ayer	27,95

BOLSA DE COLOMBIA — *IGBC (Índice General)*

Hoy	1.157,32
Ayer	1.155,36

INTERÉS — *Efectivo anual*

DTF	9,12%
DTF Trimestre anticipado	8,74%
TBS Efectivo anual Bancos a 90 días	n.d.

UVR

HOY	$ 125,4863
MAÑANA	$ 125,5234

MONEDAS

	Pesos por
Euro	$ 2.131,34
Bolívar	$ 2,31
Peso mexicano	$ 248,57

Itinerarios conjuntos

A partir de hoy se hace realidad para los usuarios del transporte aéreo el proceso de integración de las compañías Avianca, Aces y Sam, ya que compartirán itinerarios. Las compañías que se integraron en Alianza Summa tendrán una flotilla de 50 aviones, algunos de las cuales ya tienen el símbolo de Summa. Todos serán pintados de blanco. La Alianza operará para los destinos nacionales e internacionales. Estre estos últimos están Miami, Nueva York y México.

Decisión acertada

Así han bajado las tasas de interés %

Tasa DTF)*

Abr/01	12,74
Ene/02	10,82
Mar/02	10,27
May/02	9,12

(*) Tasa promedio a la que capta la banca

Fuente Banco de la República
Gráfica: Diseño Editorial / EL TIEMPO

Los analistas del mercado calificaron como acertada la reducción en 0,5 puntos en las tasas de intervención del Banco de la República, aunque consideraron que es insuficiente frente al estancamiento del crédito y la desaceleración de la economía. La Asociación Bancaria estimó que para revertir estas tendencias se necesita recuperar la demanda interna y la confianza de los inversionistas y consumidores.

COMUNICACIONES / CAMBIO, DESDE JUNIO

Celulares con más números

Por su alta penetración se agotaron los 7 millones de números disponibles. Las empresas difunden el nuevo plan de numeración.

Los 3,5 millones de usuarios de la telefonía celular tendrán que marcar 3 números más para hacer una llamada a un teléfono Comcel o BellSouth, desde el próximo primero de junio. Esto quiere decir que la estructura de la numeración pasa de tener 7 dígitos a 10.

La razón del aumento obedece a la alta penetración que la telefonía móvil celular ha logrado en el mercado colombiano, desde su entrada en operación a comienzos de 1995, y disponibilidad ... nibilidad, que aumenta a 70 millones de números, que cubrirá las necesidades del sector, por lo menos, 20 años, de acuerdo con *lo dispuesto por el Nuevo Plan* de Numeración del Ministerio de Comunicaciones, que está basado en estudios realizados por la Comisión de Regulación de Telecomunicaciones (CRT).

Así las cosas, si una persona desea llamar desde un teléfono fijo a un celular Comcel, la llamada deberá iniciarla con el 03, luego el 310 y posteriormente el número celular. Si se marca a un teléfono BellSouth, la llamada se inicia con el 03, seguido del 315 y el *número celular.*

Cuando se trate de llamadas de celular a celular Comcel, o a un celular Celcaribe, se debe marcar 310 y el número celular. Para comunicarse con un usuario BellSouth se debe marcar



LA AMPLIACIÓN DE LA RED permitirá disponer de 70 millones de números para la telefonía celular. Archivo / EL TIEMPO

Cómo marcar

COMCEL

De celular a celular Comcel marca	(310)	+ Número celular
De fijo a celular Comcel marca	03 (310)	+ Número celular

Cambio para líneas de servicio COMCEL

	Antes	Ahora
Cobro revertido	9800 XXXXXX	01+8000 XXXXXX
Tarifa con prima	901 XXXXXX	01+901 XXXXXX

BELLSOUTH

De celular a celular Bellsouth marca	(315)	+ Número celular
De fijo a celular Bellsouth marca	03 (315)	+ Número celular

Cambio para líneas de servicio BELLSOUTH

	Antes	Ahora
Cobro revertido	9800 XXXXXX	01+8000 XXXXXX
Tarifa con prima	901 XXXXXX	01+901 XXXXXX

Gráfico: Diseño Editorial / EL TIEMPO

Utilidades del Santander

El Grupo Santander Central Hispano, propietario del Banco Santander en Colombia, reportó utilidades netas por 670,5 millones de euros (587,7 millones de dólares) en el primer trimestre del año, con crecimiento de 35,9 por ciento frente al último trimestre del 2001, y de 0,3 a igual período del año pasado. El grupo provisionó 491,5 millones de euros (430,8 millones de dólares). Los recursos propios llegaron a 25.112 millones de euros (21.908 millones de dólares).

dad de los 7 millones de números se agotó.

Con el nuevo esquema, la red A, en la cual operan Comcel y Celcaribe, tendrá inicialmente los códigos del 310 al 314, y la red B, en la cual se encuentra BellSouth, los códigos del 315 al 319.

Con este nuevo esquema se incrementa en 10 veces la disponibilidad del 315 y el número celular.

Para acostumbrar a los usuarios a la nueva marcación y adecuar la plataforma tecnológica al cambio, las empresas han diseñado una campaña educativa en los medios de comunicación que en el caso de Comcel asciende a los 2.500 millones de pesos.

3-10

EL TIEMPO

THE WALL STREET JOURNAL AMERICAS.

EL TIEMPO Y GRUPOS DIARIOS DE AMÉRICA *Una publicación de* DOWJONES http://wsj.com MIÉRCOLES 15 DE MAYO DE 2002

What's News—®

INTERNACIONAL

TELEGLOBE, la atribulada unidad de telecomunicaciones globales del gigante canadiense BCE Inc., se acogería, tan pronto como hoy, a la protección de las leyes de bancarrota de Canadá, según fuentes cercanas con sus planes. Teleglobe ofrece servicios de transmisión de datos y voz en Argentina, Brasil, Chile, Colombia, El Salvador, Guatemala, México y Panamá.

* * *

El gobierno de Bush ha amenazado con vetar un proyecto de ley de comercio si el Congreso incluye en éste una enmienda que le permitiría modificar acuerdos internacionales propuestos bajo el fast-track.

* * *

News Corp. registró una pérdida de US$3.990 millones para su tercer trimestre fiscal, frente a una ganancia neta de US$111 millones el año anterior. La enorme pérdida se debe a que el gigante de medios tomó una provisión contable sobre el valor de su inversión en Gemstar-TV Guide para cumplir con las nuevas reglas contables.

* * *

Fiat aprobó la salida a bolsa de su filial Ferrari para fines de este año, en un intento por reducir su deuda de US$5.500 millones. Fiat también anunció una pérdida ne-

David Duncan, el testigo principal del gobierno de EE.UU. en el juicio contra Arthur Andersen, declaró ayer que un abogado de la firma le ordenó borrar comentarios de un memo a Enron que decían que la energética enfrentaría una investigación de las autoridades.

* * *

Las ventas minoristas en EE.UU. subieron un 1,2% en abril, un aumento superior al 0,6% que se esperaba. Esto calmó los temores de que el gasto de los consumidores estaría desacelerándose durante el segundo trimestre.

* * *

UBS registró una caída del 14% en sus utilidades para el primer trimestre, que ascendieron a US$852,2 millones. Los resultados del banco suizo reflejan la anulación en libros de algunas inversiones.

* * *

Warner Music y Sony Music llegaron a un acuerdo con el banco de inversión Blackstone Capital Partners para que éste adquiera el control de The Columbia House Company, la principal firma mundial de marketing directo de música, video y DVD.

* * *

Hewlett-Packard anunció una ganancia neta para su segundo trimestre fiscal de US$252 millones, en comparación con US$47 millones el

EE.UU. Investiga a Grandes Bancos Por Operaciones en Línea con Divisas

JOHN R. WILKE
The Wall Street Journal

WASHINGTON

El Departamento de Justicia de Estados Unidos investiga presuntos esfuerzos de los mayores bancos del mundo por usar un nuevo servicio en línea para restringir la competencia en las transacciones de divisa extranjera.

Las autoridades antimonopolio indagan si una plataforma de transacciones electrónicas llamada FXAll, perteneciente a 17 grandes instituciones financieras buscó desplazar a un servicio rival en línea, según una carta que el Departamento de Justicia ha enviado al Congreso y a abogados cercanos al caso.

La negociación de divisas es el mercado más grande y menos regulado del mundo, donde más de US$1,2 billones cambian de manos a diario. A diferencia de los grandes mercados de acciones y de bienes básicos, el mercado de divisas opera virtualmente sin ninguna supervisión gubernamental o regulatoria.

El mercado es dominado desde hace tiempo por las mayores instituciones financieras del mundo, incluyendo Citigroup, J.P. Morgan Chase, Goldman Sachs Group y Deutsche Bank. Las tres principales instituciones estadounidenses están dentro de los 17 patrocinadores de FXAll, la empresa conjunta que es el eje de la investigación del Departamento de Justicia.

FXAll está dirigida a uno de los principales segmentos del mercado de transacción de divisas. En los últimos 12 meses, respondiendo a la competencia planteada por una empresa nueva conocida como Currenex Inc. y por un servicio en línea de State Street Boston Corp., ha estado ofreciendo servicios de cambio de monedas vía Internet o redes privadas a compañías. Entre los clientes figuran empresas que necesitan intercambio de divisas a diario para cumplir con pagos de nómina o convertir ventas en otras monedas a dólares estadounidenses.

Las negociaciones en línea tienen el potencial de reducir costos para las compañías que necesitan intercambiar divisas al suministrar nueva competencia y mucha más información acerca de precios y movimientos del mercado que el sistema tradicional, en el que muchos

Mercado de las Monedas

El Dept. de Justicia investiga si FXAll, empresa conjunta de grandes bancos, está obstaculizando la competencia en el mercado de divisas.

Participación del mercado de divisas en 2001


J.P. Morgan Chase
Citigroup
Deutsche Bank 9,08%
Goldman Sachs 7,09%
CSFB 4,10%
UBS Warburg 3,55%
State Street 2,99%
Morgan Stanley 2,87%
Bank of America 2,59%
Barclays 2,46%
hacen parte de los 17 dueños de FXAll

Fuentes: Euromoney

toridades. "De hecho, FXAll refuerza la competitividad del mercado de divisas al ofrecer una alternativa más eficiente y transparente a formas tradicionales de intercambio de monedas", dijo la compañía. Los principales bancos que respaldan el sitio declinaron hacer comentarios, aludiendo a la investigación del gobierno.

Entre las preocupaciones del Departamento de Justicia está el que FXAll le pide a sus miembros que no trabajen con servicios rivales, dejando a Currenex y otros potenciales competidores prácticamente sin los compradores y vendedores necesarios para hacer que un mercado funcione bien. Los reguladores también quieren cerciorarse de que la estructura de las empresas conjuntas cambiarias no fomenten la colusión entre sus miembros.

La investigación podría ayudar a definir reglas de competencia en otras empresas que ofrecen a las compañías una forma de hacer negocios en línea. Las autoridades antimonopolio han estado observando estrechamente el surgimiento de empresas de ese tipo, especialmente aquellas que son propiedad conjunta de rivales. Aunque la mayoría ha recibido autorización para proceder, funcionarios federales temen que estas empresas puedan convertirse en foros para confabular, manipular precios u operar en base a información avanzada de sus clientes.

pués de que otro de los principales bancos se adhiriera a FXAll, uniendo en la empresa a casi todas las mayores instituciones en el negocio de divisas, dijeron abogados cercanos al caso.

FXAll y Atriax fueron creadas hace dos años, después de que una empresa nueva, Currenex Inc., prometiera formar un mercado en línea donde los bancos pudieran competir para ofrecer servicios de divisas a compañías. El mercado estaba listo para una automatización. Hasta hace poco, la mayoría de las transacciones de divisas por parte de las empresas se realizaban por teléfono y había poca competencia. Las transacciones en línea, en cambio, permitén a los clientes ver instantáneamente múltiples cotizaciones para que se decidan por el mejor acuerdo.

La transparencia (el que los clientes sigan de cerca los precios y realicen rápidamente transacciones) es tal vez la mayor promesa de los mercados de divisas en Internet. "En el mercado bursátil, el comprador y el vendedor tienen casi la misma ventaja", dijo David Short, jefe de transacción de divisas de Compaq Computer. "En el caso del cambio de monedas era completamente diferente. Se tenía que usar mucho el teléfono, hablar con varios bancos de una vez para obtener el cambio correcto. Los mercados en línea hacen el proceso más transparente".

Atriax, que fue fundada por Citibank, unidad de Citigroup; Deutsche Bank, Reuters y Chase Manhattan Corp., cesó sus operaciones el mes pasado después de que conversaciones de fusión con FXAll fracasaran y de que su tecnología se quedara rezagada. Algunos de sus miembros más grandes, incluyendo Citigroup, se unieron entonces a FXAll; fortaleciendo la cuota de mercado de la empresa conjunta, y atrayendo el escrutinio de las autoridades. Funcionarios antimonopolio federales emitieron recientemente una nueva ronda de cuestionamientos sobre estos cambios de propiedad, y el papel de Citigroup, que se negó a hacer comentarios.

Los competidores de FXAll, incluyendo Currenex, argumentan que el diseño de la empresa conjunta de los bancos ya está inhabilitado por conflictos de intereses debido a que los dueños del mercado y los proveedores de los servicios son los mismos. Currenex es en

los tres primeros meses de 2002, frente a utilidades de US$176 millones en 2001.

fueron sólidos pese a una baja del 9% en sus ingresos en el período.

madas telefónicas a los bancos para comparar los precios de las monedas.

Un vocero de FXAll dijo que la empresa ha actuado en completa conformidad con la ley y que mantiene "un diálogo abierto" con las autoridades, segunda empresa respaldada por bancos que colapsó recientemente, salieron a la luz antes de que el equipo antimonopolio de George W. Bush estuviera conformado. El gobierno amplió la investigación en semanas recientes después. Sus inversionistas incluyen a los capitalistas de riesgo Amerindo, Th. Lee Putnam Ventures, y W.R. Hambrecht & Co. así como Royal Dutch/Shell Group y Barclays Capital, su único banco afiliado.

REGIONAL

AT&T Latin America espera tener ganancias antes de impuestos, intereses, amortizaciones y depreciaciones en 2003, y un flujo de efectivo positivo para 2004. En el primer trimestre, la empresa perdió US$77,5 millones, frente a pérdidas de US$73 millones del mismo período de 2001.

* * *

Standard & Poor's rebajó la calificación de la deuda soberana de Uruguay, debido al impacto de la crisis argentina y el persistente déficit fiscal en la economía del país.

* * *

CANTV, empresa venezolana de telecomunicaciones, registró un aumento del 63% en sus ganancias netas del primer trimestre de este año, con respecto al mismo período de 2001, totalizando US$34 millones.

Perez Companc, conglomerado energético argentino, busca obtener dos préstamos por un total de US$100 millones de la Corporación Financiera Internacional, brazo inversor del Banco Mundial, para desarrollar su cartera de proyectos petroleros en Venezuela. Otros US$250 millones provendrían de un grupo de bancos.

CORRECCIÓN Y AMPLIACIÓN:

El artículo sobre Citigroup del lunes 13 de mayo debió incluir que Todd Thomson, director general de finanzas del grupo, señaló que la firma ha adoptado un estricto control de gastos. Parte de los comentarios de Thomson quedaron omitidos por un error de producción.

Envíe sus comentarios a: americas@wsj.com

Explosión de Revistas en Español en EE.UU.

JAIME MEJÍA Y GABRIEL SAMA
The Wall Street Journal

Cuarenta y tres años después de haber emigrado a Estados Unidos, Carmen López todavía no ha encontrado una revista que realmente le guste. "Me encantaría un formato de revista como Time, The New Yorker o Fortune, todas en una, pero en español", dice esta cubana de 60 años que vive en Nueva York.

Por ahora, se ha quedado con una suscripción a Temas, una revista comunitaria local. "Está bien, pero nada más que eso", dice. "En Nueva York la cantidad de revistas en español es muy limitada".

Pero eso podría estar a punto de cambiar. Impulsados por el crecimiento de la población hispana en EE.UU. y por el ejemplo de People en Español, de Time Inc., algunas de las casas editoriales más importantes de EE.UU. y América Latina están evaluando la posibilidad de lanzar nuevas revistas, o hacer crecer de manera agresiva las que ya tienen. Entre los jugadores: la empresa mexicana Grupo Televisa SA, Condé Nast Publications, una división de Advance Publications Inc, AOL Time Warner, matriz de Time Inc. y Hachette Filipacchi Médias, de Francia. Incluso otras empresas nacientes como ZoomMedia Group con sede en Miami, casa editora de Poder y Loft, ahora también busca crecer en EE.UU. con nuevas ediciones en inglés y en español.

Las casas editoriales consideran al mercado latino "altamente inexplotado", dice Abe Peck, directora del programa de revistas en la escuela de Periodismo Medill, en Northwestern University. "Las cifras están ahí, la gente sólo tiene que mirarlas".

Pero las casas editoriales enfrentan grandes dificultades en su lucha por conquistar el lector latino, incluyendo la gran diversidad cultural representada en 20 países de origen.

Además, la preferencia de idioma está dividida a partes iguales. De acuerdo con la firma de investigación de mercados Strategy Research Corporation, el 45,4% de los hispanos lee revistas en inglés, mientras el 43% lo hace en español. Otro desafío es que la recesión del mercado publicitario de EE.UU., con una caída del 10% en la facturación en 2001, no facilitará las cosas para las casas editoriales.

Hasta ahora, las revistas en español no han avanzado como se esperaba. Los hispanos ya han sobrepasado a los afroamericanos como la minoría más grande de EE.UU.

Sin embargo, Essence, la revista líder para el mercado de mujeres negras, publicada por Essence Communications Partners, tiene una circulación de un millón de copias por mes, 40% más que la circulación combinada de dos de las principales revistas latinas: People en Español y Latina, de Latina Media Ventures.

Por el contrario, la televisión y la radio hispana ya han llegado a un nivel importante. "Los presupuestos limitados hacen que la televisión y la radio sean más viables", dice Daisy Expósito, presidenta de Bravo Group, la unidad de marketing hispano de WPP, con sede en Nueva York.

Lo cierto es que la proporción del gasto publicitario total en EE.UU. que se destina a los medios hispanos es extremadamente baja. Los hispanos representan cerca del 13% de la población total, de acuerdo con el censo de 2000, pero la publicidad hispana fue apenas el 3,2% del mercado publicitario total en EE.UU. en 2001, de acuerdo con la Asociación de Agencias de Publicidad Hispanas. Y las revistas del mercado latino apenas tienen una mínima porción: sólo se destina un 2,7% del presupuesto de publicidad hispana, unos US$60 millones, de acuerdo con HispanTelligence, la división de investigación de la Revista Hispanic Business.

Y es la emergente clase media hispana la que está atrayendo el interés de empresas como Televisa, que ya tiene el 70% del mercado de revistas en México y ve muy poco espacio para crecer en América Latina. El año pasado, Televisa lanzó en EE.UU. la edición en español de Maxim, un título de Dennis Publishing. Este año, se asociará con la revista Ocean Drive, propiedad de Emilio y Gloria Estefan, para lanzar una versión mejorada de Ocean Drive en Español. Eduardo Michelsen, vice presidente encargado de Televisa Internacional, dice que espera doblar los ingresos de su unidad en EE.UU., que fueron de US$35 millones en 2001, en los próximos cinco años.

La competencia más fuerte de Televisa en EE.UU. es Ideas Publishing Group, una empresa de Miami que recientemente fue adquirida por Condé Nast. Ideas publica nueve títulos en español, tres de ellos de Condé Nast — Glamour, Vogue y Achitectural Digest. El objetivo, dice el presidente de Ideas, Carlos Modia, es incrementar la circulación total y los ingresos por publicidad en EE.UU. en por lo menos 20% en los próximos 12 meses.

Aunque siempre han existido revistas en español en EE.UU., "el momento más importante para el mercado [de revistas] en español en EE.UU. llegó con People en Español" dice Sammye Johnson, co autor de libros como Magazine Publishing y The Magazine From Cover to Cover.

La circulación de People en Español ha crecido casi 70% desde su lanzamiento en febrero de 1998 hasta un total de 356.000 ejemplares de circulación pagada para la segunda mitad de 2001, de acuerdo con la información presentada por Time Inc ante el Audit Bureau of Circulations.

Y aunque People en Español ha sido una prueba de que se puede lanzar una revista con relativo éxito, no es nada fácil si se tiene en cuenta la gran diversidad de la población hispana. "Éste no es un mercado homogéneo", dice Jack Kliger, presidente de Hachette Filipacchi Media U.S. Inc. Y aunque Hachette todavía tiene "cautela" frente al mercado, Kliger dice que existe "una gran posibilidad" de lanzar una nueva revista para el mercado hispano en el curso del próximo año y medio.

Poniéndose al Día

Los editores de revistas esperan que una floreciente clase media hispana en EE.UU. levante las ventas de publicidad. Aunque las familias blancas no hispanas con ingresos de US$50 mil a US$100 mil al año superan a las flias. hispanas en ese rango por 10 a 1, el crecimiento de los hispanos en ese rango es más rapido.

Espacio para Crecer
Gasto en publicidad dirigida a hispanos en EE.UU. en 2001



Revistas 3%
Otros 3%
Diarios (local y nacional)
10%
Radio (local y nacional) 26%
TV (cadenas y local) 59%
Total: US$2.220 millones

Impulso de la clase media
Crecimiento de 1991 a 2000 del número de familias con ingresos dentro de los siguientes rangos



Hispanos
Blancos no hispanos
$100.000 y más
49%
56%
$75.000-99.999
37%
16%
$50.000-74.999
27%
1%

Nota: Los hispanos pueden ser de cualquier raza

Fuente: Hispanic Business Inc.; Oficina del Censo de EE.UU.

Una Millonaria Estafa de Metales a Bancos

Los acusados pidieron enormes préstamos para transacciones que nunca hicieron.

Un fraude inusitadamente extenso de negociación de metales podría haber estafado a algunos de los mayores bancos del mundo en hasta US$1.000 millones, dicen las autoridades, lo que plantea nuevas interrogantes sobre los controles internos de algunas de las principales instituciones financieras.

Operando desde modestos hogares y oficinas en Nueva Jersey, los operadores manejaban lo que los fiscales llaman un fraude de una "magnitud increíble", con documentos falsos y la contratación de cientos de personas en todo el mundo que se hacían pasar como hombres de negocios en operaciones que nunca se realizaron.

En el proceso, estas falsas empresas lograron convencer a J.P. Morgan Chase, Fleet Financial y PNC Bank, entre otros, que les prestaran millones de dólares para operaciones en el mercado de metal que nunca se materializaron. El dinero que conseguían en un banco se usaba luego para pagar los créditos de otro, lo que convencía a las instituciones financieras de que las negociaciones eran legítimas. La estafa, que se llevó a cabo durante dos años, terminó por descubrirse cuando ejecutivos de J.P. Morgan sospecharon de un fax, que se suponía provenía de una empresa de negociación, pero que ellos rastrearon a una de las casas en Nueva Jersey.

Los fiscales confirmaron US$600 millones en pérdidas a través del supuesto fraude, aunque la lista de empresas que fueron engañadas y la cuenta de operaciones falsas todavía no termina, por lo que podría superar los US$1.000 millones.

PNC ya ha tomado alrededor de US$50 millones en provisiones contables debido a estas operaciones, mientras que ejecutivos de J.P. Morgan dicen que el banco perdió US$2,7 millones, y Fleet estima pérdidas de US$70 millones. Sin embargo, los fiscales estiman que las pérdidas de los bancos eran aún más altas, US$4 millones para J.P. Morgan y US$132 millones para Fleet.

Otros bancos identificados como víctimas de la estafa incluyen a KBC Bank Deutschland AG, HypoVereinsbank, Dresdner Bank Lateinamerika AG, China Trust Bank y General Bank. No se pudo ubicar a representantes de esas instituciones, por lo que la magnitud de sus pérdidas no está clara.

clarue@eltiempo.com.co EL TIEMPO

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

Dian investiga retiros en cajeros por el equivalente a 1.000 millones de dólares.

DÓLAR		CAFÉ COLOMBIANO		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS	
Tasa representativa del mercado	▲$ 2.293,00	*Dólares por libra OIC*		*Dólares por barril*		*IGBC (Índice General)*		*Efectivo anual*		HOY		*Pesos por*
Casa de cambio (c)	▶$ 2.120,00	Hoy	0,64	Hoy	29,36	Hoy	1.143,92	DTF	9,24%	$ 125,3011	Euro	$ 2.068,59
Casa de cambio (v)	▶$ 2.150,00	Ayer	0,65	Ayer	27,99	Ayer	1.131,59	DTF Trimestre anticipado	8,74%	MAÑANA	Bolívar	$ 2,30
								TBS Efectivo anual Bancos a 90 días	n.d.	$ 125,3381	Peso mexicano	$ 245,92

23 magistrados decidirán UVR

La sala plena del Consejo de Estado determinó ayer que serán los 23 magistrados del alto tribunal y no los cuatro de la sección cuarta, los que decidan la demanda contra la resolución que les sirvió a los bancos para hacer las reliquidaciones de los créditos de Upac luego que nació la UVR. Los juristas consideraron el tema como de importancia nacional de ahí que resolvieron analizar en conjunto ese caso.

Acuerdo en la Drummond



Luego de 40 días de negociaciones la multinacional Drummond, que explota el carbón del Cesar, y sus trabajadores, firmaron una nueva convención laboral a 2 años. El acuerdo establece un aumento salarial de 9,5 por ciento para el primer año y del Indice de Precios al Consumidor (IPC), más un punto, para el segundo, informó el presidente de la empresa Augusto Jiménez (en la foto). Este año la empresa espera exportar 14 millones de toneladas.

Apelan caso Landes en E.U.

Colombia apelará hoy en el Tribunal del Circuito 11 de Atlanta (Estados Unidos) el fallo de la juez de Miami, Patricia Seitz, quien desestimó la demanda de la Dirección de Impuestos y Aduanas Nacionales (Dian) contra el banquero ecuatoriano Nicolás Landes, para recuperar 65 millones de dólares del recaudo de impuestos y fueron transferidos ilegalmente por el desaparecido Banco Andino, al Banco Popular de Miami, de los cuales Landes era el principal accionista.

BAVARIA / GRAVE OBSTÁCULO A SU INTERNACIONALIZACIÓN

Se agita la espuma

Mientras la cervecería busca US$ 1.000 millones de la IFC, Panamá le negó la adquisición de cervecería del Barú porque consideró que se conformaría un monopolio.



RICARDO OBREGÓN, presidente de Bavaria.

Bavaria atraviesa hoy uno de sus momentos más cruciales.

A la vez que sufre uno de sus más graves traspiés en el proceso de internacionalización, luego de que Panamá le impidiera adquirir la cervecería de Barú (ver recuadro), está en conversaciones con la International Finance Corporation (IFC), el brazo de inversiones del Banco Mundial, para conseguir 1.000 millones de dólares.

El dinero sería utilizado en su ambicioso plan de expansión nacional e internacional dentro del cual figura el negocio en Panamá.

Eventualmente, la IFC podría convertirse en socia de Bavaria, aunque el presidente de la compañía, Ricardo Obregún el prospecto que está a consideración del directorio del IFC, que deberá tomar una decisión definitiva a mediados de junio, la financiación contempla varias alternativas.

Estas van desde un crédito con recursos propios de la financiera, hasta préstamos sindicados en los que participan un grupo de bancos internacionales.

El proyecto incluye la modernización de las plantas en Bogotá, Medellín y Barranquilla y la expansión de la cor-

REVÉS EN PANAMÁ

La Comisión de Libre Competencia y Asuntos del Consumidor (Clicac) de Panamá, el equivalente a la Superintendencia de Industria y Comercio en Colombia, le negó a Bavaria la posibilidad de adquirir la panameña Cervecería del Barú, por considerar que se constituiría un monopolio. Sin embargo la decisión es apelable.

Con la operación, Bavaria obtendría por lo menos el 90 por ciento del mercado panameño de la cerveza, lo que constituiría un monopolio. De hecho, la Clicac negó la concentración económica "por considerarla prohibida, ya que disminuye, restringe, daña e impide de manera irrazonable la competencia".

Bavaria esperaba la aprobación de la Clicac sobre la venta, para emitir su Oferta Pública de Acciones (OPA) sobre el ciento por ciento de las acciones de la Cervecera del Barú.

CONGRESO

Trabas a Bush para negociar

WASHINGTON Y BOGOTÁ

El gobierno colombiano evalúa las consecuencias que tendrá para la ley de preferencias arancelarias andinas (Atpa) la aprobación ayer, en el Senado de Estados Unidos, de una enmienda que reduciría la facultad del presidente George W. Bush para negociar acuerdos comerciales (*Fast Track*).

La enmienda le da prerrogativa al Congreso de revisar y modificar los acuerdos comerciales firmados por el presidente, si estima que van contra las normas antidumping de Estados Unidos.

La enmienda fue presentada para que el Congreso pueda reformar los acuerdos, en el evento de que estos perjudiquen a la industria de Estados Unidos.

El *Fast Track* fue 'colgado' del que amplía y profundiza el Atpa. Si aquel no avanza, es probable que tampoco lo haga el Atpa.

Bush, de hecho, ya anunció que vetará el proyecto del *Fast Track* si llega a su escritorio con los cambios que se

Vivienda social

Área aprobada
Metros cuadrados

Destino	Marzo 2001	Marzo 2002
Vivienda	484.829	741.598
Industria	7.125	15.289
Oficinas	25.311	44.538
Bodegas	6.637	5.882
Comercio	60.816	38.592

Fuente: Dane
Gráfico: Diseño Editorial / EL TIEMPO

El Dane reportó que en marzo se aprobaron 376.699 metros cuadrados para construcción de vivienda de interés social (VIS), que corresponde al 51 por ciento de total aprobado para vivienda en ese mes. En el primer trimestre los metros cuadrados aprobados para vivienda VIS aumentaron 75,8 por ciento, frente a igual período del año 2001, mientras la diferente de VIS aumentó 39,6 por ciento.

Intereses de CDT

La Superintendencia Bancaria informó que las tasas de interés efectivas en los bancos para Certificados de Depósito a Término (CDT) a 30 días están entre 0,52 por ciento (Santander) y 7,65 (Aliadas); a 90 días están entre 6,05 por ciento (Citibank) y 10,63 (Aliadas); y a 360 días, entre 6,44 (AV Villas) y 11,50 por ciento

gón, se abstuvo de hacer comentarios porque aún no le ha presentado el proyecto a la Superintendencia de Valores.

Tampoco se refirió a la decisión de Panamá.

La IFC se especializa en apoyar empresas del sector privado de Latinoamérica, usualmente a cambio de una participación accionaria, la cual vende unos años después.

Las operaciones de IFC

La financiera ya está presente en la propiedad de empresas del Sindicato Antioqueño, como Cementos Caribe y *Corfinsura, entre otras.*

En el caso de Bavaria, se- [...] vecería en Bucaramanga, Cali, Tocancipá y Medellín.

De la misma forma se pretende modernizar las plantas en el exterior *como las de Guayaquil y Quito.*

Los recursos también se emplearán para elevar los estándares de calidad ambiental en sus plantas, la refinanciación de la deuda y para la adquisición de nuevos activos en la región.

El proyecto también está diseñado par aumentar la eficiencia de sus facilidades de distribución y el futuro desarrollo hacia el exterior de los productos no alcohólicos, como los jugos y las aguas.

La Clicac calculó que el daño o la pérdida de bienestar inicial para el consumidor por año producto de la concentración podría ser de 23,4 millones de dólares, bajo el supuesto de un aumento en el precio de la cerveza de 0,15 centésimos *de dólar por litro.*

Bavaria adquirió el año pasado el 91,5 por ciento de las acciones de la Cervecería Nacional de Panamá en una operaciónvalorada en 260 millones de dólares.

le hicieron ayer.

Para el Atpa, sin embargo, el escenario no es tan oscuro.

Una vez el paquete comercial salga del Senado, los beneficios para los andinos dejarían de estar "amarrados" al Fast Track, ya que la Cámara aprobó versiones de ambos proyectos el año pasado pero por serparado. Es decir, en la conciliación con la Cámara, los proyectos no estarían amarrados como lo están ahora en el Senado, lo que aceleraría su trámite.



El Administrador del Sistema de Intercambios Comerciales del Mercado de Energía Mayorista

Informa:

Que, en cumplimiento de lo establecido en la Resolución 116 de 1998 expedida por la Comisión de *Regulación de Energía y Gas, iniciará un programa de* limitación del suministro de Energía Eléctrica **a partir del día 16 de mayo de 2002**, en el horario comprendido **entre las 10:00 a.m. y las 11:00 a.m.**, a los usuarios atendidos en el ámbito nacional por la EMPRESA DE ENERGÍA ELÉCTRICA DE ARAUCA E.S.P., entidad que actualmente se encuentra en mora de pago del vencimiento del 1 de abril de 2002 con el Mercado de Energía Mayorista.

Los usuarios pertenecientes a los circuitos no desconectables y los que son atendidos por comercializadores que no están en mora no serán afectados por el programa de limitación de suministro.

Los horarios en que se realizará el programa de limitación de suministro se incrementarán en las siguientes fechas:

FECHA	ANTIGÜEDAD	DURACIÓN	HORARIO
16 de Mayo de 2002 - 31 Mayo de 2002	31-60	1 hora	10:00 - 11:00
1 Junio de 2002 - 30 Junio de 2002	61-90	2 horas	09:00 - 11:00
1 Julio de 2002 - 30 Julio de 2002	91-120	3 horas	09:00 - 12:00
> 30 Julio de 2002	> 120	4 horas	09:00 - 13:00

Si la empresa tiene vigente un programa de limitación del suministro, los horarios por corte de energía publicados en este aviso quedarán incluidos en el programa anterior.

El programa de limitación de suministro se cancelará en el momento en que la empresa morosa cubra sus obligaciones vencidas.

Asimismo, informa a todos los usuarios y a los terceros afectados por la limitación de suministro de energía eléctrica que los daños y perjuicios ocasionados serán responsabilidad de la empresa morosa.

TERCER AVISO REGIONAL
Miércoles 15 de Mayo de 2002.

EL TIEMPO
MARTES 14 DE MAYO DE 2002

3

COMPUT@DORES

VIRUS SÍ COME VIRUS

Los virus caníbales atacan a otras aplicaciones de sabotaje para robar sus características y convertirse en programas más peligrosos. 3-8

ECONÓMICAS

CAMBIOS AL IVA DE VEHÍCULOS

Para los autos andinos de gama baja, hasta 1.400 c.c. el IVA pasará de 20 a 25 por ciento. 3-6


UNITED OVERSEAS BANK
AMERICAN EXPRESS
Dearborn Schools Credit Union
VISA

TRANSACCIONES / ¿NO MÁS BANDA MAGNÉTICA?

Los chips se toman las tarjetas

COMPUTADORES

IGOR GALO *
Especial para EL TIEMPO

Cuarenta años después de su nacimiento y aproximadamente dos décadas después de la introducción de la banda magnética, las tarjetas de crédito vuelven a transformarse.

La integración de un microprocesador en los millones de tarjetas de crédito y débito distribuidas en el mundo permitirá ofrecer más servicios a los usuarios y mayor seguridad en las transacciones.

La tecnología detrás de esta iniciativa ha sido desarrollada en conjunto por Europay, MasterCard y Visa, y bautizada con sus iniciales: EMV.

Las nuevas tarjetas con microchip permitirán integrar en un solo medio las

Las nuevas tarjetas integrarán funciones de crédito, débito y monedero electrónico

si una tarjeta es falsa o no.

La disminución de la inseguridad también facilitará el crecimiento del comercio electrónico, no sólo a través de las páginas web, donde el principal método de pago sigue siendo la tarjeta de crédito, sino también a través de teléfonos celulares y televisión digital.

Un reciente informe de la consultora GartnerG2 señala que 5 por ciento de los consumidores estadounidenses que compró en establecimientos virtuales fue víctima de un fraude cometido con su tarjeta de crédito, lo que generó perdidas de 700 millones de dólares tan solo en ese país.

Aunque en muchos casos se desconoce si el robo de los datos personales se realizó en Internet o en comercios reales, el anonimato de la red facilita el uso de datos personales aj-

EXPLORACIÓN / EL BARUNA ELABORA MAPA SOBRE GEOLOGIA SUBMARINA, PARA BUSCAR CRUDO

De Indonesia viene un barco

Colombia invierte 1,5 millones de dólares para ubicar depósitos de petróleo y gas en el Mar Caribe con la misma tecnología que se usó para descubrir los restos de Titanic.

JUAN GUILLERMO LONDOÑO M.
Redactor de EL TIEMPO

Esta vez no se trata de encontrar los restos del galeón San José, ni los de otros cientos de barcos hundidos frente a las costas colombianas, tras feroces batallas de piratas y bucaneros en la época de la conquista.

Hoy, el objetivo es el descubrimiento de petróleo y gas, dos combustibles casi tan valiosos y escasos como los doblones de oro que yacen en el fondo del Mar Caribe.

Desde hace algunos meses, frente a Santa Marta, Barranquilla y Cartagena, surca discretamente la embarcación con bandera de Indonesia, Baruna Jaya III, que traduce Mares Afortunados, y cuya misión es hacer una especie de mapa submarino para identificar los rasgos geológicos y definir si en un área de 13 mil kilómetros cuadrados hay hidrocarburos.

El verdadero tesoro de la embarcación, cuya fachada pasa desapercibida para los legos en el tema, reposa en su interior. La nave está dotada con la más avanzada tecnología en materia de geología y geofísica, similar a la que fue empleada para descubrir los restos del Titanic.

Para almacenar toda la información que el barco está recogiendo sobre una pequeña porción de la geografía submarina colombiana, se necesitarían por lo menos 300 computadores personales, cada uno con capacidad de 2 gigas, según Carlos Escalante, geólogo de Ecopetrol.

Bajo el casco de la nave hay un sonar que envía unas señales al lecho del mar, las cuales rebotan y son leídas por unos computadores en la cabina de mando.

Con base en esa información, se va armando un rompecabezas de la fotografía del fondo marino colombiano, hasta los 3.000 metros de profundidad.

3-7



EN EL BARCO hay profesionales de varias nacionalidades, expertos en geología.

Fotos: archivo particular



funciones de crédito, débito y monedero electrónico. Esta fusión significa una ventaja para el consumidor y un ahorro de costos y gestión para las entidades financiera.

Pero la mayor ventaja de las nuevas tarjetas será la seguridad en su uso: el chip protege los datos que almacena mediante claves, y un sistema de codificación dinámica de la información permite modificar periódicamente los sistema de acceso.

De esta forma, el costo de un fraude es tan alto que para los piratas no será rentable esta actividad. El chip también permitirá que los cajeros y terminales de cobros reconozcan nos. El mismo informe calcula que el fraude en línea es 19 veces superior al del mundo fuera de la red.

COLOMBIA PUEDE ESPERAR

Según Gústavo Leaño, vicepresidente de mercadeo de Visa Colombia, la llegada masiva de las tarjetas de crédito con microchip a Colombia puede tardar un tiempo, pues se necesita una justificación económica para que esto suceda.

Esta tecnología comenzó a utilizarse debido al incremento de fraudes por copia de banda magnética (*skimming*), una práctica que en el país no alcanza un nivel que obligue a realizar el cambio. Sin embargo, la entidad está realizando pruebas con la Universidad del Rosario y el Politécnico, y los bancos Santander y de Bogotá, explica Leaño.

Por el lado de Master Card el cálculo es más optimista, pues la empresa espera que las nuevas tarjetas empiecen a salir con microchip en lugar de banda magnética a partir del 2004, según Javier García, gerente de operaciones en Colombia. La firma adelanta un proyecto piloto con siete entidades emisoras y Redeban, que se pondrá en marcha en agosto próximo.

Para MasterCard, el fraude electrónico (12.600 millones de pesos reportados en el año 2000) sí es un atenuante para la entrada de la tecnología al país.

Nuevos servicios

Para los usuarios, esta nueva tecnología significará la posibilidad de acceder a más servicios. Además del considerable ahorro de espacio en las billeteras por la integración de varias funciones, la tarjeta se utilizará para almacenar información personal, como por ejemplo las millas de los programas de las aerolíneas y las cadenas hoteleras o los cupones de descuento del supermercado.

Al igual que ocurre en la actualidad con la tarjeta SIM de los celulares, que almacenan mensajes cortos escritos, sonidos y agenda de teléfonos, las tarjetas de crédito del futuro podrán almacenar las direcciones web favoritas del usuario o el listado de las últimas compras. También será posible ampliar el crédito de la tarjeta mediante una operación en cualquier cajero.

Todo ello será posible porque la memoria de estos chips rondará los seis kilobytes de capacidad, un volumen insignificante frente al de los computadores personales y asistentes digitales, pero suficiente para realizar todas estas operaciones. En el futuro será posible ampliar la memoria de estos microprocesadores para ofrecer mayores servicios.

El impacto de este cambio se puede calcular de alguna manera con las cifras actuales del mercado: Visa tiene 1.000 millones de tarjetas en el mundo, mientras que MasterCard alcanza 519 millones. Europay, un medio de pago popular en el Viejo Continente aliado de MasterCard, tiene unos 290 millones de usuarios en esa región.

El cambio traerá grandes ventajas para los usuarios y mucho problemas a los estafadores. Se espera que en el año 2005 la mayor parte de las tarjetas que se utilicen lleven integrado el chip.

* Periodista español especializado en tecnología, colaborador de medios internacionales. igor.galo@wanadoo.es


BARUNA JAYA III

FILE No. 823437

ECONÓMICAS

02 JUL 22

CIFRA DEL DÍA

14,7 por ciento cayeron las exportaciones de confecciones entre enero y marzo.

DÓLAR

Tasa representativa del mercado	$ 2.292,00
Casa de cambio (c)	$ 2.120,00
Casa de cambio (v)	$ 2.150,00

CAFÉ COLOMBIANO — Dólares por libra OIC

Hoy	0,65
Ayer	0,65

PETRÓLEO — Dólares por barril

Hoy	27,99
Ayer	27,68

BOLSA DE COLOMBIA — IGBC (Índice General)

Hoy	1.131,59
Ayer	1.130,58

INTERÉS — Efectivo anual

DTF	9,24%
DTF Trimestre anticipado	8,74%
TBS Efectivo anual Bancos a 90 días	n.d.

UVR

HOY	$ 125,2714
MAÑANA	$ 125,3011

MONEDAS — Pesos por

Euro	$ 2.070,52
Bolívar	$ 2,42
Peso mexicano	$ 247,48

Emtelco se fortalece

La empresa de transmisión de datos, voz y video, Emtelco, facturó en el primer trimestre del año 5.936 millones de pesos, con un crecimiento de 108,6 por ciento frente a lo presupuestado. Otras diez entidades se convirtieron en sus clientes: Embajada de Ecuador, Cafesalud, Icontec, Heath Lambert, Lanier, Nec de Colombia, Altipal, Flexo Spring, Transer y Sistematizando.

Comprometidos con el aseo



Archivo / EL TIEMPO

Este año la Superintendencia de Servicios Públicos ...

GASTO / ANALISTAS PIDEN INCREMENTAR EL PIE DE FUERZA

Plata para ganar la guerra

El gasto militar se duplicó en los últimos años. Pero la subversión y los paramilitares también crecieron. Hoy superan los 40.000.



DEL LOS 3,2 BILLONES *de pesos que se giraron el año pasado, apenas el 15 por ciento se destinó a inversión en armamento o dotación de la tropa.* Archivo / EL TIEMPO

JACQUELINE GUEVARA GIL
Redactora de EL TIEMPO

"Para ganarle a las Farc, que usan cilindros de gas como morteros, y niños como reclutas, no se requiere equipo y tecnología de la era espacial. Lo que se requieren son más recursos".

Esa posición que ha defendido vehementemente el analista Javier Fernández Riva, es hoy compartida por otros expertos y hasta por algunas campañas presidenciales.

A la luz de los últimos acontecimientos, particularmente de la masacre de Bojayá (Chocó), donde murieron 119 colombianos, los argumentos sobre la necesidad de más recursos para los militares cobraron fuerza.

Más aún después de las revelaciones del Ejército esta semana, en el sentido de que de los ...

Los analistas consultados por EL TIEMPO coinciden en que, ante el fracaso en las conversaciones de paz y la poca voluntad para reanudar los diálogos, definitivamente se requieren más recursos para fortalecer ...

Si aumenta el gasto, ...

de Defensa señala que de los 3,2 billones de pesos que se destinaron el año pasado para el Ejército, alrededor del 70 por ciento se fue en pago de pensiones y sueldos.

Apenas el 15 por ciento se fue a inver...

ciento (alrededor de 6 billones de pesos por año) y que el pie de Fuerza también ha aumentado.

El director del Departamento Nacional de Planeación, Juan Carlos Echeverry, en el documento "Manejo de Riesgos del Estado", dijo que el número de soldados profesionales subió de ...

... de municipios para mejorar la calidad en la prestación de los servicios de aseo, acueducto y alcantarillado. Los municipios están localizados en los departamentos de Tolima, Meta, Cundinamarca, Casanare, Sucre y Guaviare. Desde 1999 la Superservicios a través de su delegada para acueducto y alcantarillado ha firmado 117 programas de gestión.

AIG Vida se alió volando

La aseguradora AIG Vida lanzó una promoción a través del portal Volando.com, mediante la cual se podrán adquirir seguros de vuelo desde el momento en que se aborda el avión hasta el aterrizaje en el lugar de destino, por un sobreprecio entre 3.600 y 10.800 pesos, tanto en vuelos nacionales como internacionales, con un cubrimiento de hasta 150 millones de pesos. Aviatur.com es punto de información.

Creció demanda de electricidad

Crecimiento de la demanda de electricidad



0,22%
-4,97%
1,2%
2,16%
3,28%
1998
1999
2000
2001
2002*

(*) Primeros cuatro meses

Fuente: ISA. Gráfico: Diseño Editorial / EL TIEMPO

En abril la demanda de electricidad registró un crecimiento de 5,26 por ciento comparado con el mismo mes del año anterior, lo que se constituye en el crecimiento más alto de lo corrido del año, informó Interconexión Eléctrica S.A. En los cuatro primeros meses del año la demanda aumentó 3,28 por ciento, comparado con los mismos cuatro meses del 2001, valor considerado por ISA como altamente satisfactorio.

... sus filas, sólo dispone de 60.000 para proteger todo el territorio nacional.

Por ejemplo, para las próximas elecciones, de los 9.541 lugares de votación habilitados, 2.575 están sin cubrir por la fuerza pública.

A ello se suman las peticiones de los militares al Gobierno para girar más recursos para compra de gasolina de aviones, armamento y dotación de la tropa.

... Fuerzas Armadas.

Más controles

Sin embargo, advierten que esta política debe ir acompañada de una rendición de cuentas por parte de los militares, para evitar malos manejos e ineficiencias, y de una política social más activa.

Un documento del Ministerio ... sión en compra de armamento o dotación de la tropa.

> ... debe haber rendición de cuentas de parte de los militares.

En total, a la Policía y a las Fuerzas Militares se les giraron 6 billones de pesos el año pasado.

El Gobierno sostiene que no se ha quedado cruzado de brazos y que el gasto en defensa se duplicó en los últimos años, al pasar del 1,5 por ciento del PIB a más del 3 por ... 22.000 en 1999 a 52.000 el año pasado y que el objetivo del Plan Fortaleza es incorporar otros 10.000 soldados por año y ampliar el servicio de policía a 192 municipios que no lo tienen.

Pero también reveló cómo crecieron los grupos al margen de la ley. Las Farc pasaron de 8.000 hombres en 1990 a 16.600, los paramilitares de 1.800 a 10.600 y el ELN de 2.300 a 4.500. Es decir, más de 40.000 violentos.

3-3

JUSTICIA

Vea además en **eltiempo.com**
***Para no abogados.** Las más relevantes tutelas explicadas al igual que la Constitución y los códigos, en Justicia.*

Desactivan carros bomba

Tropas del Ejército lograron desactivar ayer dos carros bomba que habían sido instalados por miembros de las Farc en carreteras de los departamentos de Boyacá y Cundinamarca. Uno de los automotores, cargado con 100 kilos de explosivos, fue encontrado a 6 kilómetros del municipio de Páez (Boyacá). El otro carro bomba fue desactivado cerca de Junín (Cundinamarca).

Nueva sede de Medicina Legal



Héctor Fabio Zamora / EL TIEMPO

El presidente de la República, Andrés Pastrana, el fiscal general de la Nación, Luis Camilo Osorio, y Alfonso Cuevas Zambrano, director del Instituto Nacional de Medicinal Legal, inauguraron ayer una nueva sede de este organismo en Pereira. Las instalaciones cuentan con laboratorios de Patología, Toxicología, Estupefacientes, Fotografía, Grafología, Física, Química, Histopatología y Balística.

Balance de la Constitución

Magistrados, jueces, abogados y profesores harán un balance de la Constitución de 1991. La discusión se hará en un seminario el próximo 30 de mayo en Medellín, donde se discutirá el papel de la Corte Constitucional frente al Estado, alcances de la tutela y los 'choques de trenes' entre la rama Judicial, el Gobierno y el Congreso. El evento será en el auditorio Héctor Ospina Botero de la Universidad de Medellín.

Mueren guerrilleros

Siete guerrilleros del Eln murieron ayer durante enfrentamientos con miembros de la Brigada 14 del Ejército, en Puerto Berrío (Antioquia). Los

GAULA / DETENIDO JEFE DE MILICIAS DEL ELN EN MEDELLÍN

Extorsiones de $ 400 millones

Los delincuentes exigían entre 10 y 100 millones de pesos mensuales a más de 50 empresas en la capital de Antioquia.



POLICIA NACIONAL
0 1 9 5
21 MAY 2002

Gabriel Humberto Adarve o Alberto Adarve Jiménez, 'Tolima'.



POLICIA NACIONAL
0 1 9 7

Henry de Jesús Villa.

Hace seis meses, agentes del Gaula de la Policía lograron infiltrarse en los grupos de milicianos que operan en las entrañas de las comunas de Medellín. Estaban tras el rastro de un hombre conocido como 'Tolima', señalado de ser el jefe de las milicias del Eln en la capital antioqueña.

La única información que tenían a la mano era que, a través de 'Tolima', la guerrilla extorsionaba a por lo menos 50 de las empresas más importantes de Medellín. Los cobros iban desde 10 hasta 100 millones de pesos mensuales.

Los meses de esfuerzos y riesgos terminaron exitosamente para los agentes el pasado fin de semana. En una gigantesca operación, el Gaula detuvo a 'Tolima', que en el momento de su detención enseñó una cédula donde aparece con el nombre de Gabriel Humberto Adarve.

Las autoridades establecieron que el mismo hombre aparecía con otra cédula, a nombre de Alberto Adarve Jiménez. Junto a 'Tolima' fue detenido Henry de Jesús Villa.

Ambos, según las denuncias que reposan en el Gaula, coordinaban a los milicianos que en algunos barrios de Medellín, como San Javier, 20 de Julio, La Independencia, Belencito, El Corazón, Nuevos Conquistadores y El Salado, conformaban comandos para extorsionar.

Los delincuentes detenían camiones distribuidores de gaseosas y amenazaban a los conductores con impedir su tránsito por la ciudad, sino pagaban mensualmente una 'cuota'.

Proveedores y distribuidores de Postobón, Coca-Cola, Cervecería Unión, Chocolate Luker, Productos Alimenticios Noel, Colanta y Kokoriko, denunciaron que fueron amenazados por no pagar esta 'cuota'.

La misma que le exigían a parqueaderos, almacenes de repuestos y supermercados.

Los guerrilleros les entregaban a los encargados de los negocios un comunicado de la compañía 'Aníbal de Jesús Arroyave', del Eln. En el escrito les exigían el pago de millonarias sumas de dinero. En caso contrario, los amenazaban con declararlos objetivos militares.

Uno de los casos más graves les ocurrió a los directivos de una empresa de buses urbanos, a quienes los milicianos les pidieron 100 mil pesos mensuales por dejar transitar cada uno de sus vehículos.

Los organismos de seguridad les siguen la pista a otros cómplices 'Tolima'.

El director de Antisecuestro y Extorsión de la Policía, coronel Rafael Hernán Celi Vega, dijo que con estas capturas se impidió el pago de más de 400 millones de pesos mensuales que pretendían cobrar las milicias del Eln.

Según Celi, 'Tolima' tiene un ingreso, el 6 de septiembre del año 2000, a la cárcel del distrito judicial de Bellavista (Antioquia), por comercialización de armas de uso privativo de las Fuerzas Militares. Un año después recobró su libertad de manera condicional.

INTERPOL / ESTABA CONDENADO A 42 AÑOS

Terminó 'cacería' a colombiano en España

El socio de Juan de



disfrazados de médi-



RESTAURANTE
COMIDAS TIPICAS

insurgentes, según el reporte oficial, avanzaban en una columna hacia Remedios, en el nordeste antioqueño, para atacar la población. Entre los guerrilleros había una mujer. Uno de los insurgentes fue identificado como Erick Santiago Pisiti Campos.

Combates en Caquetá

Cuatro guerrilleros del frente 15 de las Farc y un soldado del Ejército murieron ayer durante combates registrados en el sitio conocido como La Niña, entre los municipios de El Doncello y Paujil, en el departamento del Caquetá. Otros cinco soldados resultaron heridos. Los subversivos hurtaron dos ambulancias, al parecer, para poder transportar a varios rebeldes heridos en los combates.

Taxi bomba en el Meta

Miembros del Ejército desactivaron ayer un artefacto explosivo que se encontraba en un colectivo Luv 2.300, afiliado a la empresa Tax Meta, que desde el sábado en la tarde fue atravesado sobre la vía que comunica a los municipios de El Dorado y El Castillo (Meta). La acción fue atribuida por las autoridades al frente 26 de las Farc y provocó la interrupción del tránsito por esa vía durante cuatro días.

Incautada coca en el Pacífico



Archivo / EL TIEMPO

Más de 153 kilos de cocaína de alta pureza fueron incautados por unidades del Cuerpo de Guardacostas en el puerto de Buenaventura. La Fuerza Naval del Pacífico informó que en desarrollo de una operación de interdicción marítima fue localizada una embarcación que además transportaba armas, munición y equipos de comunicación. En la acción fueron capturados ocho presuntos narcotraficantes que pretendían enviar la droga a Estados Unidos.

Alerta en carretera a Tunja

Tropas de la Brigada 1 del Ejército permanecen vigilantes a lo largo de la carretera que comunica a Bogotá con Tunja, luego de que se registró un intento de secuestro masivo por parte de las Farc. En la madrugada de ayer, guerrilleros del frente 11 de esa organización guerrillera montaron un retén a cinco kilómetros del casco urbano de Tunja. Las Farc pretendían plagiar a un número grande de civiles.

Jesús Lozano Velás-quez, autor de la masacre del bar Reminiscencias en el sur de Bogotá, fue capturado ayer en España por la Interpol. El hombre, conocido como Julio Cesar Díaz Nieto o Juan David Martínez Ruíz, 'El Tiki', se encontraba cerca de la ciudad de Madrid.



Juan D. Martínez

Según informó el DAS, Díaz Nieto era prófugo de la justicia colombiana desde el 22 de febrero de 1999, cuando en una cinematográfica operación en el hospital La Granja, en el noroccidente de la capital fue rescatado por varios hombres.

'El Tiki' se encontraba recluido en la cárcel La Modelo purgando una condena de 42 años por los delitos de homicidio agravado y porte ilegal de armas.

En la fuga, sus cómplices, ... asesinaron a un guardián del Inpec que lo había llevado al centro médico para ser atendido por un supuesto ataque de apendicitis.

Después de la fuga, el DAS tuvo información sobre el lugar donde se escondía en España. Una vez la circular y el prontuario de Díaz Nieto fueron remitidos a la Interpol, comenzó su persecución.

La búsqueda concluyó en la madrugada de ayer, en Soto del Real (Madrid), después de varias semanas de trabajo.

Entre los delitos más sonados de 'El Tiki' se encuentra el asalto bancario en el barrio La Floresta de Bogotá, donde él mismo asesino a uno de los clientes luego de robarle una millonaria suma.

Según la investigación de la Interpol, Díaz Nieto logró cambiar su identidad por la de Juan David Martínez Ruíz. Así logró viajar a España en octubre del 2000, donde de inmediato conformó una banda de atracadores de joyerías.

La organización conocida en el mundo del hampa como el 'Frijol', está integrada por otros 14 colombianos.

Díaz Nieto ya había sido capturado en España hace un año, por su presunta participación en el robo a una joyería de Almería. Sin embargo, fue dejado en libertad por falta de pruebas.

Gracias al seguimiento que la Interpol le venía haciendo a 'El Tiki', se logró la captura y proceso de extradición a Colombia de su socio Juan de Jesús Lozano Velásquez, sindicado de ser el autor material de la masacre del bar Reminiscencias en Bogotá, el 23 de junio del año pasado, en la que murieron 11 personas.



LAS AUTORIDADES INVESTIGAN los nexos del hombre capturado ayer en España con el autor de la masacre del bar Reminiscencias en la que murieron 11 personas en junio del año pasado. Archivo / EL TIEMPO

POLICÍA / SE REUNIRÁ CON ALTOS FUNCIONARIOS

General Gilibert viaja a E.U.

El director de la Policía Nacional, general Luis Ernesto Gilibert, viajó ayer a Estados Unidos para entrevistarse con altos funcionarios de la administración Bush y hacer un examen de la lucha antidrogas.

Durante su estadía en ese país, Gilibert Vargas dialogará con los directores de la DEA, la CIA y los voceros del Departamento de Estado, encargados de la lucha contra el narcotráfico.

Durante esos encuentros, el oficial explicará las medidas que tomó su despacho y el Gobierno Nacional luego del escándalo sobre la posible desviación de cerca de dos millones de dólares donados por la embajada estadounidense en Bogotá para la Policía Antinarcóticos, escándalo por el que fueron retirados 21 oficiales y relevado el director de esa unidad, general Gustavo Socha, quien hace dos semanas pidió la baja del servicio activo.

En la reunión, se hará un balance los resultados obtenidos en materia de fumigación de cultivos y decomiso de cargamentos e insumos.

También se analizará el apoyo de Estados Unidos a la conformación de los escuadrones móviles rurales que buscarán reforzar la seguridad de los colombianos residentes en el campo.

ICFES

EL INSTITUTO COLOMBIANO PARA EL FOMENTO DE LA EDUCACIÓN SUPERIOR ICFES

AVISA

LA APERTURA DE LA LICITACIÓN PÚBLICA No. ICFES-005 DE 2002

cuyo objeto es contratar:

ITEM 1. El análisis e implementación de solución informática para el proceso institucional **"DEL PLAN ESTRATÉGICO DE INSPECCIÓN Y VIGILANCIA"**.

ITEM 2. El rediseño y adecuación del módulo de gestión que actualmente apoya el proceso **"NOTIFICACIÓN Y REGISTRO DE PROGRAMAS ACADÉMICOS DE PREGRADO Y ESPECIALIZACIÓN"**.

ITEM 3. Construcción del Módulo de Inscripción de Notificaciones de programas académicos a través de Internet.

ITEM 4. Módulo de Consultas y Reportes que integre la información de todos los subsistemas que forman parte integral del "Sistema Nacional de Información de la Educación Superior".

CONSULTA Y VENTA DEL PLIEGO: Los interesados podrán consultar, comprar y retirar el pliego de condiciones, a partir de la fecha y hora de apertura de la licitación, en la oficina del Grupo de Coordinación Administrativa del ICFES, situada en el piso 4 de la calle 17 No. 3-40 de Bogotá, D.C. y en la página Web http://www.icfes.gov.co/

Información adicional: En los teléfonos 3689734 y 3351199, Ext. 214, entre las 8:30 a.m. y las 5:30 p.m.

DILIGENCIA ACLARACIÓN DEL PLIEGO: Junio 13 de 2002, hora 10:00 a.m.

FECHA DE APERTURA: Junio 7 de 2002, a las 10:30 a.m.

FECHA DE CIERRE: Junio 18 de 2002 a las 4:00 p.m.

PRESUPUESTO OFICIAL: DOSCIENTOS MILLONES DE PESOS ($ 200.000.000,00), MONEDA CORRIENTE.

VALOR DEL PLIEGO: Cuatrocientos mil pesos ($ 400.000.00), moneda corriente.

SEGUNDO AVISO

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

180.000 millones de pesos recibirá este año el sector salud por transferencias del chance.

DÓLAR		CAFÉ COLOMBIANO		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS	Pesos por
Tasa representativa del mercado	n.d	Dólares por libra OIC		Dólares por barril		IGBC (índice General)		Efectivo anual DTF	9,01%	HOY $ 125,8204	Euro	$ 2.146,10
Casa de cambio (c)	$ 2.120,00	Hoy	0,66	Hoy	25,27	Hoy	1.161,45	DTF Trimestre anticipado	8,53%	MAÑANA $ 125,8576	Bolívar	$ 2,11
Casa de cambio (v)	$ 2.155,00	Ayer	0,66	Ayer	26,00	Ayer	1.176,19	TBS Efectivo anual Bancos a 90 días	8,56%		Peso mexicano	$ 245,99

Negocios con Indonesia

El próximo sábado se realizará en Bogotá una rueda de negocios con empresarios de Indonesia, organizada por la Embajada de ese país, el Comité Colombiano del Consejo Económico de la Cuenca del Pacífico y la Cámara de Comercio de Bogotá. La misión incluye 18 empresas indonesias de distintos sectores, entre ellos: carbón, artesanías, prendas de vestir, calzado, textiles, muebles de oficina, dulcería, llantas para vehículos, aceite de palma.

Petro arremetió contra Minminas



Archivo / EL TIEMPO

El Representante Gustavo Petro arreció ayer sus críticas contra la ministra de Minas, Luisa Fernanda Lafaurie, tras denunciar que con el proyecto de regalías ella estaría favoreciendo a Petronorte, una empresa de propiedad de su esposo, Enrique Villamarín, la cual explota tres campos petroleros. A diferencia de lo que ha dicho la funcionaria, Petro insistió en que Villamarín es el representante legal y dueño de la compañía, como consta en un certificado de la Cámara de Comercio, divulgado por el Representante.

Standard & Poors alerta a Uribe

GABINETE / PODER DE NEGOCIACIÓN, CLAVE

Se busca 'tigre' para Hacienda

Los criterios de selección serán el dominio de los mercados financieros internacionales y manejo del Congreso.





Armando Montenegro



Roberto Junguito

No es gratuito que la mayoría de los anuncios que ha hecho Álvaro Uribe desde que fue elegido presidente, sean económicos. Él sabe que sin ordenar las finanzas públicas, sus sueños como candidato serán difíciles de ejecutar como presidente. Y también sabe que escoger el 'tigre' que cumpla con las condiciones que requiere esa tarea será una verdadera odisea.

El futuro del país en materia económica está hoy, en buena medida, en manos de los mercados financieros internacionales –a quienes Uribe ya les envió un mensaje pidiéndoles comprensión– y el Congreso, ante el cual tendrá que tramitar las reformas pensional y tributaria.

El nuevo ministro de Hacienda tendrá que ser un experto en el manejo de ambos frentes. Y sobre todo, un buen negociador.

Más aún si se tiene en cuenta que –como todos los Minhacienda– tendrá que darse la pela frente a los grupos de presión, como son los grupos económicos y sindicatos, que no quieren que se les toquen sus beneficios.

Como dijo el gerente de empalme, Rudolf Hommes, el elegido tendrá que ser un mago para sacar adelante la poda burocrática que prometió Uribe, como una clave para financiar sus planes de generación de empleo y aumento del pie de fuerza.

El ministro de Hacienda, mundo y todo el mundo, a ser impopular, a arriesgar su prestigio y a olvidarse por el momento de cualquier futuro político".

Esta última condición será indispensable, porque si tiene aspiraciones políticas, intentará complacer a Dios y al diablo y nuevo ministro debe ser un canchero en el Congreso, estar dispuesto a recibir palo, ser reconocido internacionalmente y de la República, respetado internacionalmente y prudente. Actualmente trabaja como delegado de Colombia en el FMI.

La calificadora de riesgos Standard & Poor's reafirmó ayer la calificación de la deuda a largo plazo *en moneda extranjera* de Colombia en BB, pero también señaló que la victoria en primera vuelta de Alvaro Uribe "le permitirá un mandato fuerte para implementar su agenda política y económica". Advirtió, además, que "su relación con los nuevos legisladores y con EEUU será determinante para el éxito".

Pesimismo por empleo



Evolución del empleo
Julio a septiembre del 2002
Octubre 2002 a marzo 2003
Comportamiento
Aumenta
9,9
8,6
Permanece
67,4
70,4
Disminuye
17,3
14,8

Fuente: Banco de la República
Gráfico: Diseño Editorial / EL TIEMPO

Las expectativas de los colombianos frente a un incremento en el empleo siguen siendo negativas. *Así* resulta de la encuesta del Banco de la República a abril del 2002, según la cual solo el 9,9 por ciento de de las empresas entrevistadas piensa incrementar su planta de personal en los próximos meses. El porcentaje es inferior en 8,6 puntos a la última encuesta. Sin embargo, está ganando terreno la credibilidad en la meta de inflación del 6 por ciento, pues el 69 por ciento considera que se cumplirá. Pero se espera un crecimiento de sólo 1,9 por ciento.

Juan Manuel Santos, ha reiterado que hay poco margen de maniobra, porque el FMI exigirá, *seguramente, continuar con el* ajuste.

*Santos resumió las condicio*nes del nuevo funcionario: "debe estar dispuesto a hacer grandes sacrificios, profesionales y personales, a pelear con Raino podrá hacer la tarea 'sucia' *del ajuste fiscal*. El senador liberal Víctor Renán Barco considera indispensable que el nuevo funcionario no solo conozca al dedillo la economía, sino que se identifique plenamente con el presidente y tenga una buena combinación técnica y política.

Para Javier Fernández, el discreto.

El elegido

¿Quién reúne estos requisitos? Fernández considera que Hommes sería el funcionario ideal porque tiene una visión realista del país, la *fuerza para sacar adelante* los proyectos y una *mezcla justa* entre keynesianismo y neoliberalismo. Por ahora, Hommes dice que no le interesa el cargo.

Otra opción es Roberto Junguito, quien fue ministro de Hacienda, es conocedor del Banco

Otra alternativa es Armando Montenegro, ex director de Planeación, quien junto con Hommes conformó un equipo 'duro' durante la administra*ción Gaviria. Hay más nom*bres que han sonado, como el de Jorge Humberto Botero, ex presidente Asobancaria y asesor económico de la campaña de Uribe; Fanny Kerztman, ex directora de la Dian; y Juan Luis Londoño, jefe de debate de la campaña de Noemí Sanín.

jacgue@eltiempo.com.co

LO QUE SE AVECINA


Rudolf Hommes

Rudolf Hommes ha reconocido que el *país tiene graves* problemas fiscales y que es necesario adelantar un fuerte ajuste en burocracia.

Considera que el mayor gasto público no está contribuyendo al crecimiento económico, porque *hay corrup*ción y mucho desperdicio.

*Es necesario sacar adelan*te una reforma política para cambiar el funcionamiento del Estado, ha dicho.

El nuevo Gobierno tendrá que *definir sus prio*ridades de gasto, porque si hiciera todo lo que se le pide, el déficit fiscal se elevaría al 10 por ciento del PIB.

En el campo internacional, Hommes sostiene que es necesario conseguir por lo *menos 1.000 millones de dó*lares al año con la banca multilateral.

En política monetaria es partidario de disminuir más las tasas de interés, y de ser posible dejarlas en cero.

REPÚBLICA DE COLOMBIA
MINISTERIO DE DEFENSA NACIONAL
FUERZAS MILITARES DE COLOMBIA

EJÉRCITO NACIONAL

LICITAMOS
SEGUNDO AVISO

LICITACIÓN No. 001/2002

OBJETO: Puentes semi permanentes metálicos.
CONSULTA DE PLIEGOS: 04 de junio de 2002.
APERTURA: *04 de junio de 2002, a las 09:00 horas.*
VENTA DE PLIEGOS: A partir del 04 de junio de 2002.
AUDIENCIA: 07 de junio de 2002 a las 10:00 horas.
CIERRE: 14 de junio de 2002 a las 10:00 horas.
V/R. PLIEGO: $ 2.385.000.00.

1. INSTRUCCIONES GENERALES
El valor de los pliegos de condiciones no será reembolsado y deberá ser cancelado en la Contaduría Principal del Comando Ejército, oficina 116, Av. Eldorado "CAN".

2. CONSULTA Y ENTREGA DE PLIEGOS DE CONDICIONES
El pliego de condiciones de la licitación podrá ser consultado en forma gratuita en la Dirección de Ingenieros del Ejército, oficina 507, Av. Eldorado "CAN", teléfonos 2222716, 3157950 y ser retirados previa cancelación a partir de la fecha y hora de apertura de la licitación hasta la fecha de cierre.

3. PARTICIPANTES
Personas naturales y jurídicas consideradas legalmente capaces de contratar, de acuerdo con las disposiciones legales vigentes.
Los participantes deberán estar inscritos en la Cámara de Comercio de la Jurisdicción de cada proponente.

4. CRITERIOS DE ADJUDICACIÓN
Se tendrá en cuenta el factor técnico, económico y jurídico, cuyos puntajes se *determinarán en el pliego de condiciones.*

5. RECEPCIÓN DE PROPUESTAS
En la Dirección de Ingenieros del Ejército Sección Contratos del Comando del Ejército, oficina 507, Avenida Eldorado "CAN".

INTERNACIONAL

ITALIA-RUSIA

Rusia se incorpora a la Otan

ROMA. Los jefes de Estado y de Gobierno de los 19 países de la Otan junto con el de Rusia firmarán hoy en Roma la creación de un Consejo Conjunto, que constituye el primer paso para la integración de Rusia en el mundo occidental. El nuevo consejo permitirá la toma común de decisiones en ámbitos como: lucha contra el terrorismo, no proliferación de armas de *destrucción* masiva y defensa antimisiles, entre otros.

FRANCIA-ESTADOS UNIDOS

Bush visitó a Normandía


AFP

PARÍS. "Defendemos nuestra libertad contra los que no la soportan", dijo ayer el presidente estadounidense, George W. Bush, en Normandía, al culminar una visita de dos días por Francia. Bush rindió homenaje en el cementerio de Sainte-Mere a los soldados caídos durante el desembarco del llamado "Día D", en 1944, que buscaba liberar a Europa de Hitler. El mandatario estadounidense partió *luego a Roma, donde* hoy asistirá a la adhesión de Rusia a la Otan -AFP-

ESTADOS UNIDOS-CUBA

El 'Post' censura a Carter

WASHINGTON. El diario *The Washington Post* criticó ayer las recientes declaraciones del ex presidente de E.U. Jimmy Carter, tras su visita a Cuba. Las declaraciones que censura el diario *se refieren* al "inesperado grado de libertad económica" y al "magnífico sistema de educación y salud" que existen en Cuba, como escribió el ex mandatario estadounidense a su regreso a Estados Unidos. -AFP-

ORIENTE MEDIO

ASILO / CHÁVEZ DARÁ EL SALVOCONDUCTO

Venezuela dejará salir a Carmona

Versiones hablan de que el destino final del empresario golpista podría ser México o Perú, aunque sus cercanos no descartan que sea Colombia.

ISMAEL ENRIQUE MEDINA
Corresponsal de EL TIEMPO

CARACAS

"*Estamos* obligados a darle el salvoconducto y que le vaya bien, pero para el gobierno de Venezuela y estoy seguro que para el pueblo venezolano, el señor Carmona es un reo prófugo de la justicia".

Así, con esas palabras, el presidente de Venezuela, Hugo *Chávez Frías, explicó* que el empresario Pedro Carmona Estanga, el hombre que ocupó el poder durante 28 horas en su remplazo en la crisis de gobierno del 11 de abril, obtendrá el permiso para salir del país.

Según el canciller venezolano, Luis Alfonso Dávila, el empresario *está autorizado* a abandonar el país desde ayer mismo. El embajador de Colombia en Caracas, Germán Bula Escobar, dijo a EL TIEMPO que es probable que parta hoy o mañana.

vaya a este país. También se habló de que Perú *podría ser* un lugar de destino para el empresario.

EL TIEMPO preguntó al respecto en el Ministerio de Relaciones Exteriores de este país en Lima y la respuesta fue que la versión *era completamente* nueva y que no tenían conocimiento alguno de *esa* posibilidad.

Sin embargo, EL TIEMPO supo que Carmona vivió en Perú entre 1979 y 1985 como miembro, *por Venezuela*, de la *Junta* del Acuerdo de Cartagena, lo que *hace pensar* que dejó muchos amigos y contactos en ese país.

El embajador Bula dijo que "la decisión de quedarse o no en *Colombia* le compete exclusivamente a él". No obstante, una *persona cercana* a Carmona le dijo a EL TIEMPO que el interés del empresario es permanecer en Colombia.

Investigación por fuga

El presidente Chávez dijo que *se hará una investigación* para conocer la manera como el empresario logró salir de su casa y tomará acciones sobre quienes estaban custodiándolo. "Ahí está nuestra culpa", dijo.


LA COLONIA COLOMBIANA CON CARMONA
¡JUSTICIA!
PRESIDENTE CARMONA

MIEMBROS DE LA COLONIA colombiana manifestaron su apoyo a Pedro Carmona frente a la embajada en Caracas. AFP

Carmona llegó caminando a la *embajada* a las 7:30 de la mañana del pasado jueves, después de conocer una orden judicial que ordenaba su encarcelamiento y revocaba la decisión que le daba casa por cárcel. Aún no está claro cómo pudo salir de su casa y llegar hasta la residencia del embajador *sin ningún contratiempo*. Los miembros de seguridad lo dejaron *ingresar*. El embajador Bula no se encontraba en Venezuela.

En unas breves declaraciones al canal *Globovisión*, Carmona agradeció la decisión del gobierno de Andrés Pastrana y celebró la manera como "se apegó a la forma tradicional y emblemática, como *lo ha hecho* a través de la historia, a los principios de asilo diplomático".

'DISCUSIÓN AMISTOSA'

El canciller de Colombia, Guillermo Fernández de Soto, dijo que el asilo político concedido a Carmona se discutió "amistosamente" entre los dos países.

"Colombia, luego de un análisis muy detenido de los acuerdos, normas y la práctica internacionales, resolvió, en ejercicio de una facultad discrecional, conceder el asilo diplomático al señor Carmona", declaró Fernández a emisoras locales.

"Manejamos el tema de una forma sincera y franca. Tuvimos que adoptar la decisión de otorgar el asilo. A él se lo acusa de rebelión y ese es un delito eminentemente político", señaló.

Por su parte, el presidente, Andrés Pastrana, dijo que las re-



AFP

TEL AVIV. Dos israelíes, una mujer y una niña de 3 años, murieron y otras 23 personas resultaron heridas en un nuevo atentado suicida cometido a la entrada de un centro comercial en Petah Tikva, cerca de Tel Aviv. El atentado, reivindicado por las brigadas mártires de Al Aqsa, ocurrió horas después de que el ejército israelí reocupó Belén, y cercó otras ciudades de Cisjordania, como Jenin, con el fin de impedir una nueva ola de ataques palestinos. -AFP-

ARGENTINA

Duhalde dio ultimátum

BUENOS AIRES. El presidente de Argentina, Eduardo Duhalde, dio ayer un ultimátum a las fuerzas políticas que lo sustentan para cumplir los compromisos de ajuste económico acordados en sintonía con las recetas del Fondo Monetario Internacional (FMI). "No hay más tiempo que esperar", subrayó Duhalde y pidió a la población no dejarse engañar por quienes creen que Argentina puede vivir aislada del mundo". -AP-

Sobre el futuro de Carmona, se dice que Perú o México podrían ser su destino final si es que él decide dejar a Colombia.

Ayer circularon versiones en el sentido de que un grupo de empresarios mexicanos están adelantando gestiones para que

Normalmente, por lo menos dos miembros de la Disip (Policía Política) permanecían a las afueras de su casa las 24 horas del día, como lo confirman su abogado, Juan Echavarría, y varios de sus amigos que lo visitaron en los últimos días.

De otra parte, el contralmirante retirado Carlos Molina Tamayo, uno de los involucrados en el efímero golpe contra Chávez, se refugió en la residencia de un alto diplomático de El Salvador y pidió asilo, informó *Globovisión*.

laciones entre Colombia y Venezuela gozaban de excelente salud. Señaló que había hablado tres veces con el presidente Chávez y que el embajador en Bogotá, Roy Chaderton, lo visitó ayer para despedirse, ya que será el nuevo canciller venezolano.

DIPLOMACIA / SCOTLAND YARD ESPERA DECLARACIÓN DE UN EMPLEADO DE LA EMBAJADA DE COLOMBIA

Misterio por muerte en Londres

LONDRES Y BOGOTÁ (*)

El embajador de Colombia en el Reino Unido, Víctor G. Ricardo, pidió autorización a la cancillería en Bogotá para levantar la inmunidad de un empleado de su sede diplomática y así poder colaborar con Scotland Yard en un caso de asesinato.

Así, Ricardo resolvería el *impasse* que se produjo con las autoridades británicas, pues tal y como lo informó este domingo EL TIEMPO, un funcionario administrativo de la misión a su cargo habría alegado inmunidad diplomática para evitar ser interrogado por la Policía sobre el crimen ocurrido en las afueras de un supermercado en el suroccidente de Londres, la semana pasada.

"(La inmunidad) significa que no podemos tocarlo", dijo a la prensa local un vocero de Scotland Yard, quien pidió al Foreign Office (ministerio de Exteriores británico) mediar ante la Embajada colombiana para poder hacer las averiguaciones del caso.

Los hechos

Según Scotland Yard, Damian Broom, británico de 23 años y padre de una niña de 6, estaba en Tesco, un supermercado, hacia las 9:15 de la noche del martes 21 de mayo. "Un hombre blanco (el sospechoso 1) se le acercó en la sección de servicio al cliente y luego dos hombres más (sospechosos 2 y 3) se les unieron".

"A los cuatro hombres se les veía ir hacia la salida de la tienda cuando se produjo un forcejeo. Broom, luego, salió y corrió por la avenida Bideford, donde fue encontrado, apuñalado, en la miniglorieta".

A pesar del hermetismo en que se mantiene la información –por tratarse de las indagaciones preliminares y estando de por medio un empleado de una embajada–, EL TIEMPO logró conocer nuevos detalles de los hechos. Personas cercanas al funcionario de la embajada cuentan que todo comenzó cuando su hijo lo buscó y le pidió ayuda porque, según él, Broom lo había atracado. El empleado y su hijo corrieron al supermercado y allí, reconocen, se dio el forcejeo.

Sin embargo, ellos no explican qué pasó en el forcejeo. Luego, se retiraron del sitio. Se enteraron por los periódicos de que el "atracador" había aparecido muerto y decidieron poner la denuncia por el atraco.

Versiones de radio han dicho que el empleado involucrado es el asistente del agregado militar de la embajada, sin embargo en la cancillería no confirmaron de quién se trata.

La embajada ha ofrecido su colaboración a las autoridades británicas y se ha reunido en tres ocasiones con la Policía.

Hasta ahora no se ha determinado con exactitud si el funcionario colombiano o su hijo fueron testigos o tuvieron relación directa en la muerte.

(*) Con información de María Victoria Cristancho, en Londres.

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

En 1,9 por ciento bajaron en los últimos 12 meses las captaciones con CDT en la banca comercial.

DÓLAR

Tasa representativa del mercado	$ 2.309,85
Casa de cambio (c)	$ 2.125,00
Casa de cambio (v)	$ 2.160,00

CAFÉ COLOMBIANO — Dólares por libra OIC

Hoy	0,66
Ayer	0,67

PETRÓLEO — Dólares por barril

Hoy	24,95
Ayer	25,88

BOLSA DE COLOMBIA — IGBC (Índice General)

Hoy	1.176,19
Ayer	1.172,08

INTERÉS

Efectivo anual	
DTF	9,01%
DTF Trimestre anticipado	8,53%
TBS Efectivo anual Bancos a 90 días	8,29%

UVR

HOY	$ 125,7832
MAÑANA	$ 125,8204

MONEDAS

	Pesos por
Euro	$ 2.146,28
Bolívar	$ 2,25
Peso mexicano	$ 248,25

Sentencia por estafa

Por estafa agravada contra la firma comisionista Acciones y Valores, el Juzgado 55 Penal del circuito de Bogotá condenó a Carlos Rafael Hernández Morales a 30 meses de prisión y la restitución de 1.600 millones de pesos. La estafa ocurrió en octubre de 1996, cuando Hernández Morales se pasó de la firma Gabriel Ferrero y Compañía, a Acciones y Valores, y protagonizó el desfalco.

Construcción pesada baja ritmo



En abril los costos de la construcción pesada aumentaron 0,27 por ciento. Esta tasa fue inferior en 1,48 por ciento a la del mismo mes del año anterior y 0,65 por ciento a la del Indice de Precios al Consumidor de abril de 2002 de 0,92 por ciento, informó el Dane. Entre enero y abril, los costos de la construcción pesada crecieron 2 por ciento, resultado inferior en 2,69 puntos porcentuales a la del mismo periodo del año anterior.

PENSIONES / SUBE TONO DE POLÉMICA ENTRE LOS MINISTROS DE HACIENDA Y TRABAJO

Santos replica a Garzón

Minhacienda le dice a su colega que defiende intereses de la oligarquía sindical. Garzón denuncia que Santos defiende a los fondos privados.



CON CARTAS y ruedas de prensa, los ministros de Hacienda y Trabajo siguen haciendo públicas sus diferencias sobre la reforma pensional. Archivo / EL TIEMPO

El Gobierno Pastrana entró en la recta final y no pudo conciliar a sus indisciplinados ministros de Trabajo, Angelino Garzón y de Hacienda, Juan Manuel Santos frente al tema de la reforma pensional.

La controversia se había aplacado a finales del año pasado cuando el Gobierno decidió presentar el proyecto de ley de reforma pensional al Congreso.

Pero el pasado jueves, el ministro de Hacienda, Juan Manuel Santos, pidió ponerle topes a las convenciones colectivas de trabajo, públicas y privadas, con regímenes especiales de pensiones y que no tengan una financiación asegurada. Al día siguiente el ministro de Trabajo, Angelino Garzón, le dijo a Santos que debía respetar el nuevo Gobierno y dedicarse a preparar el empalme y no afectar a los trabajadores y a los más pobres.

Ayer los ministros, separadamente, decidieron mover nuevamente sus fichas en el tablero de la confrontación.

Santos madrugó a contestarle a Garzón por escrito. "No sé que bicho raro lo picó el viernes pasado para que me agrediera de esa forma", fue la primera frase. Más adelante, le dice a Garzón que debe respetar la autonomía del Congreso que es ... bros de las oligarquías sindicales a expensas de la gran mayoría de los colombianos", y remata: "Le recuerdo que no es elegante hacer política a expensas de sus colegas".

Y, mientras el ministro de Hacienda enviaba esta carta, su colega de Trabajo convocaba a una rueda de prensa en la cual entregó copia de la carta que le acaba de remitir a Santos pidiéndole una acción unificada para sacar adelante la reforma pensional en el Congreso.

En sus declaraciones a los periodistas, Garzón señaló que es prematuro preten... sión mínima, y la creación del fondo de subsistencia para los mayores de 65 años de estratos bajos sin derecho a pensión.

En cuanto a la modificación de los regímenes especiales, el ministro de Trabajo, señaló que debe ser concertada con los trabajadores y además no se deben meter en el mismo saco, pues no es lo mismo el caso de los maestros y los militares con bajos sueldos y bajas pensiones que el de los magistrados y congresistas con altos salarios y elevadas pensiones.

Garzón recalcó que la reforma pensional no debe ser para los de ruana y advir-

Quejas por reliquidaciones

Un 65 por ciento aumentaron en abril las quejas por los créditos en los bancos hipotecarios, frente al mes de marzo, y en 54 por ciento contra las reliquidaciones. La Superintendencia Bancaria informó también que, en la banca no hipotecaria, el número de quejas contra las centrales de datos aumentó 21 por ciento, y en 47 por ciento contra las tarjetas de crédito. Llama la atención que no se presentaron quejas en la banca hipotecaria por servicio al cliente, mientras en la no hipotecaria las quejas aumentaron 250 por ciento.

Sigue debate por Termotasajero

El debate sobre Termotasajero continúa. El próximo miércoles, *en la comisión tercera de la Cámara*, el representante, Gustavo Petro anunció que demostrará *la defraudación hecha* al Estado en la venta de Termotasajero, el posible lavado de activos del Cartel de Cali y *la manera irregular* como fueron consignados dineros del departamento del Valle en *cooperativas* no autorizadas para ello.

Más hipermercados


makro

Archivo / EL TIEMPO

La competencia entre los hipermercados no da tregua. Ahora, Makro, perteneciente al Grupo Empresarial Antioqueño, anunció la apertura de su séptima tienda en el país y la tercera en la ciudad de Bogotá. La nueva tienda, estará ubicada al occidente de la capital sobre una superficie de 8.000 metros cuadrados y requirió una inversión de 21.179 millones de pesos. El almacén generará 130 empleos directos y 158 indirectos, además contará con 700 proveedores.

Hoy lanzan 'Mi Chance'

El mes pasado la multinacional Gtech, que maneja Baloto, concretó una alianza estratégica con Arturo Echeverry *para vender* el juego de chance en sus terminales. Hoy les salió la competencia. Sonapi y sus 25 empresas asociadas, *que controlan* el 70 por ciento del mercado de juegos de suerte y azar en Bogotá y Cundinamarca, *lanzan* un proceso de reingeniería que les permitirá, a corto plazo, ofrecer apuestas en línea. El plan incluye una nueva imagen corporativa identificada como Mi Chance.

donde se hace la verdadera concertación y no en las mesas para institucionales que ha querido promover y que *lo único* que han conseguido es dilatar las decisiones.

Finalmente, Santos le dice al Mintrabajo: "No entiendo su insistencia en defender los privilegios de unos pocos miembros hacerle modificaciones al proyecto presentado por el Gobierno y que estos cambios pueden deformar la *iniciativa*. Insistió en que hay que fortalecer el Seguro Social, *llamar la* atención sobre la solidaridad de los fondos privados que además *deben garantizar* el pago de la pensión que técnicos del Ministerio de Hacienda y Planeación Nacional tienen tendencias *a modificar* el proyecto a gusto de los fondos privados de pensiones en tres puntos especiales, incluido el costo de la administración, frente a lo cual "es mejor que se hunda el proyecto".

MERCADOS / CALMA FINANCIERA, CAE DÓLAR

Bajan intereses de títulos TES



LA DECISIÓN TOMADA en la primera vuelta electoral despejó de incertidumbres en los mercados de valores. Archivo / EL TIEMPO

Los mercados financieros se mostraron ayer sin nerviosismo en el escenario creado por la elección del nuevo Presidente de la República.

Las operaciones en dólares no presentaron variación en la tendencia bajista de su precio.

Las tasas de interés de los títulos de Tesorería TES a 10 años cayeron levemente.

"El mercado tuvo una reacción muy positiva, y el hecho de que la sucesión presidencial quedó resuelta en la primera vuelta electoral trajo un clima de confianza", evaluó el presidente de la Bolsa de Valores de Colombia (BVC), Augusto Acosta.

Presidente de la BVC calificó de "normal" el volumen de acciones negociadas.

La mesa de dinero de un banco que prefirió no ser mencionado, comentó que, pese a que ayer fue día festivo en los Estados Unidos (Memorial Day), los bonos Yankee rompieron su tendencia estable de la semana pasada y pasaron de 99,00 a 99,40 dólares.

El dólar, que comenzó a bajar el jueves pasado, mantuvo esta tendencia en la negociación de 240 millones *de la jornada* de ayer.

El precio de esta divisa, llegó a estar en 2.317,90 pesos, pero cerró en el mercado libre a 2.309,50. Entre tanto, la tasa representativa del promedio al que negociaron los *intermediarios financiero* (TRM), que el fin de semana estuvo en 2.331,70 *pesos, fue* ayer de 2.309,85.

El presidente de la BVC calificó de "normal" *el volumen* de acciones negociadas, que llegó a 2.347 millones de pesos. La mayor valorización la presentó la *acción de* Cementos Argos, que finalizó a 6.950 pesos.

Otras acciones al alza fueron las de Cementos Caribe ($5.500), Nacional de Chocolates ($6.799), Fabricato ($13), Corfivalle ($1.350) e ISA privilegiada ($1.050). Bajaron las de Valores Bavaria (finalizó a $185), Suramericana de *Inversiones* ($1.180), Éxito ($3.350), Corfinsura ($920) y Coltabaco ($2.571).

En cuanto al mercado de renta fija, se negociaron papeles por 1,482 billones de pesos. Acosta destacó la tendencia a la baja de las tasas de interés en los títulos TES. Los TES son deuda interna del Gobierno.

Ayer se negociaron en esos papeles 932.000 millones de pesos. Fueron TES a 10 años y, en promedio, la tasa fue de 13,81 por ciento. Se venían negociando a 13,99 por ciento.

Firmas comisionistas de bolsa, la BVC y la mesa de dinero del banco consultados por este diario, calificaron como de favorable el clima de negocios causado por la definición del sucesor del presidente Andrés Pastrana en la primera vuelta electoral.

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

1.517 créditos por 148.000 millones de pesos aprobó la banca hipotecaria en abril.

DÓLAR

Tasa representativa del mercado	▼ $ 2.331,07
Casa de cambio (c)	▶ $ 2.125,00
Casa de cambio (v)	▶ $ 2.160,00

CAFÉ COLOMBIANO

Dólares por libra OIC	
Hoy	0,67
Ayer	0,66

PETRÓLEO

Dólares por barril	
Hoy	25,88
Ayer	26,15

BOLSA DE COLOMBIA

IGBC (Índice General)	
Hoy	1.172,08
Ayer	1.149,36

INTERÉS

Efectivo anual	
DTF	9,01%
DTF Trimestre anticipado	8,53%
TBS Efectivo anual Bancos a 90 días	n.d%

UVR

HOY	$ 125,7461
MAÑANA	$ 125,7832

MONEDAS

	Pesos por
Euro	$ 2.153,16
Bolívar	$ 2,32
Peso mexicano	$ 248,78

Aranceles a productos de acero

Colombia aplicará un arancel del 10 por ciento a 113 productos de acero importados que, excepto cuando provienen de la Comunidad Andina, superen el promedio de los dos últimos años. Se quiere proteger a la industria nacional, por la sobreoferta en el mercado internacional, luego de que Estados Unidos les aumentara los gravámenes arancelarios hace dos meses a los productos de la siderurgia mundial.

Bush quiere a Rusia en la OMC



El presidente de Estados Unidos, George W. Bush (en la foto), reiteró que desea a Rusia en la OMC. El gobierno ruso ha hecho del ingreso al organismo una de sus prioridades, pero en el país hay división al respecto. Además, las negociaciones se han frenado porque las reformas económicas de Rusia se consideran insuficientes.

Reunión con Ecuador

La Comisión de Vecindad e Integración de Colombia y Ecuador sostendrá desde hoy una reunión de cuatro días en Tulcán. En el encuentro se revisará el estado de las negociaciones bilaterales y se fortalecerá el proceso de integración. En el 2001, el intercambio comercial de los dos países se colocó en cerca de 1.092 millones de dólares.

Venezuela acude a Irán

El presidente venezolano Hugo Chávez llamó al presidente iraní, Mohammad Jatami, para abogar por el "fortalecimiento" de la Organización de Países Exportadores de Petróleo (Opep), que junto con otros productores de crudo se reunirá los días 20 y 21 de junio en Viena, para evitar una crisis, tras el rechazo

PETRÓLEO / A LA LEY DE REGALÍAS SE LE AGOTA EL TIEMPO EN EL CONGRESO

En peligro, 61 contratos

Si la iniciativa no se aprueba antes del 20 de junio, la industria petrolera quedaría en un limbo jurídico y Colombia estaría más cerca de importar crudo en unos años.

JUAN GUILLERMO LONDOÑO M.
Redactor de EL TIEMPO


Escenario de producción país sin ley de regalías
Escenario P95* - País (KBPD)
900
800
700
600
500
400
300
200
100
0
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010
*Es el escenario más probable:
Sin nuevos descubrimientos con la declinación natural de los campos

Fuente: Ministerio de Minas Gráfico: Diseño Editorial / EL TIEMPO

La demora en la aprobación del proyecto de regalías por parte del Congreso, que establece tarifas variables en lugar del tradicional porcentaje fijo, tiene en alerta amarilla a las multinacionales petroleras y al mismo Gobierno.

Por vicios de forma, la norma se cayó en el 2001 en la Corte Constitucional, pero el Tribunal dio un año para volverla a presentar.

El reloj corre, y si antes del próximo 20 de junio la iniciativa no es aprobada por las plenarias de la Cámara y el Senado, quedarán en un limbo jurídico cerca de 61 contratos de asociación firmados entre Ecopetrol y compañías petroleras de todo el mundo, los cuales aguardan ser cobijados por el

El sistema de regalías variables es –a juicio de los analistas– uno de los eslabones fundamentales para mejorar la competitividad del país en materia de exploración de hidrocarburos, y complementa otras acciones del pasado en ese sentido, como la flexibilización de los términos contractuales, y la agilización en los trámites para obtener las licencias ambientales para esta clase de proyectos.

Según la ministra de Minas y Energía, Luisa Fernanda Lafaurie, si no es aprobado el esquema podrían ser devueltos por las empresas a Ecopetrol, el mayor impacto se sentiría en el largo plazo, porque Colombia quedaría en desventaja frente a las otras naciones, que buscan ansiosamente atraer capital extranjero para la búsqueda de hidrocarburos.

Lafaurie recordó que el país necesita cuanto antes hacer nuevos hallazgos de petróleo, sin importar su tamaño, para evitar tener que convertirse en un importador de crudo a partir... bras "sería desastroso para una nación cuyos ingresos dependen casi en un 30 por ciento de las exportaciones de crudo".

Pero el proyecto, además de ser criticado por algunos parlamentarios, como el representante Gustavo Petro, que lo consideran desventajoso para las regiones, enfrenta los obstáculos propios de ser debatido en época electoral y a punto de finalizar la actual legislatura, cuando completar el quórum decisorio en las plenarias es

de Rusia (que no pertenece al cartel) de seguir limitando su producción en el segundo trimestre. | nuevo esquema (ver recuadro). | faurie, además de los contratos firmados, que de no ser apro- | tir de la próxima década, lo cual según sus propias pala- | casi milagro. | un

2-10

GASEOSAS

'Light': un gordo negocio

No alcanzó a pasar un mes desde que Bavaria lanzó su Aguila Light, cuando Postobón anunció una gigantesca estrategia de mercado, que consiste en la entrega gratis de miles de muestras de la nueva línea de Postobón *Light*, con una inversión cercana a los 4.000 millones de pesos.

El rápido crecimiento de los consumidores de este tipo de productos en el país, ha obligado a las industrias de bebidas a reorientar sus productos tradicionales y realizar millonarias inversiones en estrategias de mercado, para hacerse a una buena tajada de este promisorio segmento.

Ahora, la empresa insignia de Carlos Ardila le está apostando a esta categoría de refrescos, que al año mueve 50 *mil millones de pesos, es decir,* el 6 por ciento de todo el mercado de las gaseosas en Colombia.

Se calcula que el nicho podría aportar hasta el 15 por ciento, lo que significa que hay mucha tela de dónde cortar.

"Este mercado significa en realidad un estilo de vida, para el cual lo importante es la figura, pero también el sabor", dijo a EL TIEMPO un ejecutivo de Postobón, al explicar el lanza*miento de los nuevos sabores* de manzana y kola *light*, que empezaron a circular en el mercado este mes.

"Nosotros tenemos claro que es poco probable que el consumidor *light* vaya a pasarse a una gaseosa normal. Por eso hay que cultivarlo. En la medida en que estos negocios aporten la rentabilidad esperada, serán importantes para las com-

2-7

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EN LIQUIDACIÓN

AVISA A SUS AHORRADORES DEL PLAN GRAN VIDA 20 QUE LOS SIGUIENTES BENEFICIARIOS QUE A CONTINUACIÓN SE SEÑALAN, PUEDEN ACERCARSE A RECLAMAR SU AHORRO A

Cofinpro S. A. - antes PRONTA S. A.

ACEVEDO DE LUQUE GLADIS	35472	GUTIERREZ ARANGO JOSE MARIA	38110	PEREZ TABOADA ABELARDO JOSE	36086
ARANGO DE MEJIA SOCORRO	37202	GUTIERREZ MANCIPE LUIS CARLOS	48870	PINZON TREJOS MARTIN ALONSO	48915
ARANGO JARAMILLO LEON JAIME	39512	GUZMAN BOLAÑOS NORBERTINO	57925	PRIETO DE MORENO HADELLY	47289
ARANGO LONDOÑO GUSTAVO ADOLFO	29630	GUZMAN DIAZ AURA MERY DE	59299	QUINTERO DE BERNAL CARMEN T.	41348
ARBOLEDA GOMEZ HUGO HERNANDO	48874	GUZMAN SAMBONI ADIELA	63003	QUINTERO GARCIA EUCARIS	45250
ARGOTTI CANAVAL ADOLFO	34208	GUZMAN VALENCIA OSCAR	30277	QUINTERO MENDEZ ERNESTO	42578
ARIAS DE MONROY EULALIA	38006	HERNANDEZ J. GILBERTO SIGILFREDO	34276	QUINTERO MILANES RAFAEL EUGENIO	33652
AVILA MARQUEZ SAUL FRANCISCO	46769	HERNANDEZ PARRALES HUGO	48735	RAMIREZ AMAYA RAFAEL R.	28297
BALLESTEROS ARANGO JUAN RAMON	33733	HERRAN SORANDO BENITA	49120	RAMIREZ ARIAS CLAUDIO JOSE	45027
BARRERA DE BERRIO MARIA STELLA	45035	HERRERA DE LASSO DORA	37618	RAMIREZ HENAO ALVARO	40533
BEDOYA CASTAÑO JOSE OMAR	42809	HERRERA DOMINGUEZ LUCILA	37809	RAMIREZ HUERTAS GERMAN	41510
BEDOYA POSADA WILLIAM	58472	HOYOS BOLAÑOS ANA ROSA	49012	RAMIREZ LUZ ELENA	43344

BENAVIDES VANEGAS WILLIAM DAVID	45307
BENJUMEA GIRALDO LUIS HORACIO	25412
BERMUDEZ RESTREPO JAVIER	49158
BERNAL TRUJILLO JAVIER	34808
BERRIO PINEDA JHON JAIRO DE J	45036
BOLAÑOS DIAZ JACOB	48785
BOLAÑOS LEYTON PASCUAL	40689
BOTTIA DE RUEDA GLADYS CELINA	44741
BUENO BUSTAMANTE LIBARDO	48851
BUITRAGO CALDERON JOAQUIN	35712
CABRERA GUTIERREZ CARLOS ARTURO	41488
CADAVID MEJIA MARIO ALBERTO	57126
CALERO MALDONADO MARIO F.	38011
CALVACHE GAVIRIA RIGOBERTO	48023
CAMACHO ALVAREZ RAFAEL ANTONIO	43598
CAMINO BAUTISTA TULIO ELIUD	37905
CAMPO GERARDO	57060
CANDIA DE TRIANA MARIA R.	41081
CARDONA CAÑAS JOSE FERNANDO	48326
CARVAJAL SALAZAR CARLOS ALBERTO	59866
CASTELLANOS JAIME ALBERTO	45412
CASTRO ANGEL RODRIGO	25949
CASTRO CARDENAS BERTHA CECILIA	49684
CASTRO JARAMILLO JOSE GILBERTO	48657
CERON CORDOBA AURA BETTY	42676
CERON CORDOBA OSWALDO	37878
CERON DE IBARRA MARIA ELENA	42905
CERON PEREZ LUZ MAGOLA	48879
CIRO DIMIAN BLANCA NINELLY	37934
COCHERO TORRES RAFAEL NARIÑO	45583
CONSUEGRA ALVAREZ LUIS FELIPE	57886
CORONEL GENTIL GUILLERMO	59707
CORREA NEIRA LUZ MARINA	45097
CORREDOR VEGA HECTOR ALEJO	43712
CORTES ENCISO IRMA	49113
CORTES LEYTON JULIO ERNESTO	37562
CHAVEZ CABRERA ALVARO	48733
DAZA BOLAÑOS MARIA RUBIRA	48907
DE VARGAS MARIA OTILIA	37660
DIAZ DE VERGARA BERTILDA	38112
DIAZ JOSE HERMELINDO	25951
DIAZ MEDINA ESTHER	38519
ECHEVERRY GRAJALES JAIME	45496
ENRIQUES LUIS ARMANDO	45145
ERASO CECILIA CONCHA DE	26089
ESCALLON AZCUENAGA ALBERTO	35884
ESCOBAR GAVIRIA JUAN FRANCISCO	25941
ESTUPIÑAN ALCIBIADES	44729
FERNANDEZ POLANIA ORLANDO	33383
FLORES GALEANO EMIGDIO	45144
FLOREZ HERRERA MIRIAM	44916
FLORIAN NAVAS ARMANDO ELIAS	47615
FONSECA BELTRAN CARMEN	45005
FRANCO DELGADO HERNANDO	41581
FRANCO GONZALEZ FRANCISCO J.	31544
GAVIRIA DE CALVACHE VIRGINIA	40571
GAVIRIA NAVARRO GILBERTO	38808
GAVIRIA NAVARRO VIRGINIA	38385
GIRALDO DE VILLAMIL MARIA J	49206
GIRALDO MARIN LUZ HELENA	41496
GIRALDO NAVARRO HERNAN	37048
GOMEZ CABARCAS JULIA ISABEL	27041
GOMEZ ELDER RODRIGO	58414
GOMEZ GONZALEZ FERNANDO	47023
GOMEZ GONZALEZ MARIA EUGENIA	46965
GOMEZ PAZ EULALIA	41313
GOMEZ QUIÑONEZ JAIRO JAIR	59793
GONZALEZ CHAPARRO BERNARDO	48840
GONZALEZ DE GOMEZ MAURA	46862
GUERRERO QUINTERO JAIME	85901
GUEVARA HOYOS GABRIEL ANGEL	49228
GUEVARA VITOLA VICTOR RAFAEL	43146
HOYOS NOGUERA HELIBERTO	58274
HURTADO RAMIREZ HECTOR FAVIO	49107
IBARRA ORTIZ JOSE MARIA	44553
JAIMES VARGAS JESUS	40247
JARAMILLO BOTERO FABIO	26141
JIMENEZ GARZON MARTIN GERMAN	43714
JIMENEZ VARGAS ARMANDO	33457
LAGOS DE GARZON ANA ELIA	41266
LEON GIL FRANCISCO JAVIER	49096
LEURO FERNANDEZ ALBERTO	41659
LONDOÑO PALACIOS OSCAR DE J.	46223
LOPEZ BENAVIDEZ ROGER WILFREDO	56819
LOPEZ HOYOS NIDIA AMPARO	57567
LOPEZ HOYOS RODRIGO	57598
LUNA ORDOÑEZ OMAR	45038
MAHECHA RINCON EDGAR	37807
MALAGON MORENO WILLIAM ALBERTO	40984
MARTINEZ DE GARCIA CLARA INES	33143
MARTINEZ RODRIGUEZ LUIS E.	43317
MEDINA DELGADO ARGEMIRO	45167
MEDINA VARGAS JOSE GILBERTO	45231
MEJIA DE MARTINEZ CLAUDIA	28598
MEJIA MAYA JHON JAIRO	45079
MEJIA RESTREPO LIGIA	31903
MEJIA VARGAS NANCY	43071
MENDEZ ROJAS AURORA	49440
MESA HERRERA ALVARO	43156
MOJICA MARQUEZ ORLANDO	67039
MOLINA LOPEZ RAFAEL	41327
MONCADA JAIME	48831
MONTOYA CASTAÑO LUIS ALBERTO	64499
MONTOYA CLAUDIA YOLANDA	41743
MONTOYA HERNANDEZ ELSA YADIRA	41742
MONTOYA MARMOLEJO ALBERTO	44268
MORA ABELLO ELIABELI	47968
MORENO CORREA GONZALO	41867
MORENO DE LOS RIOS TULIO	45266
MOSQUERA CHILA MILLER	46979
MOUKARZEL RUIDIAZ OMAR	48045
MUÑOZ DAZA HERMINSUL	58292
MUÑOZ GOMEZ EDGAR	48071
MUÑOZ GOMEZ EDGAR	63267
MURILLO ARIAS GUSTAVO	27140
NARVAEZ NARVAEZ MARIA GLORIA	48508
NARVAEZ URCUQUI AURA DE	58953
NORIEGA CARREÑO EDUARDO	37803
NOVOA QUINTERO JOSE VICENTE	45244
OBANDO DE CARDONA CONSUELO DEL	35284
OCAMPO DE MELO SILDANA	28182
ORJUELA DE ALBINO GILMA NOHEMY	37924
ORTEGA CORDOBA LUIS ENRIQUE	43973
ORTIZ JOSE MANLIO	34842
ORTIZ SANCHEZ ARCESIO	41388
ORTIZ VALLEJO JOSE HECTOR	41353
ORTIZ VALLEJO JOSE ROBERTO	45383
OSORIO OSORIO SANDRA MILENA	64387
OSORIO PERALTA HERMILO	41883
OSORNO OSORIO LUIS NORBERTO	34544
OSSA ARBELAEZ MARTHA LUCIA	46717
PABON BENITEZ MARTHA ISABEL	35824
PAEZ SUAREZ MIGUEL ARTURO	48871
PALACIO DE ARIAS ROSA NELLY	45423
PALACIO JARAMILLO EDUARDO	32848
PANTOJA MARIA INES	33346
PARRA DE CANO MARIA INES	39955
PARRA SUAREZ CARMEN	46690
PATIÑO DE LUGO ARGEMIRA	41675
PAZ CASTILLO FRANCO ALIRIO	57482
PERDOMO GUTIERREZ PATRICIA	48886
PEREZ DE NAVAS LUCIA	48918
PEREZ MORENO ALFREDO	36787
PEREZ NARANJO MYRIAM NANCY	46363
REBOLLEDO BANDERA HUMBERTO	41530
REINALES PEREZ JOSE RICARDO	26229
RESTREPO ALZATE EDUARDO	42366
RESTREPO LOPEZ JORGE	60731
RESTREPO RESTREPO HECTOR G.	60810
REYES RAMIREZ JHON JAIRO	60585
REYES SARRIA LUIS FERNANDO	45149
REYES VANEGAS CARLOS EDUARDO	49036
RINCON LUIS ALFONSO	38163
RIVERA JAIME ARMANDO	37732
RIZO HERNANDEZ CARLOS ALFONSO	43621
ROA ACEVEDO HERNANDO	46706
ROBLES BLANCA MYRIAM DE	29973
RODRIGUEZ DE MORENO MERCEDES	41110
RODRIGUEZ RUBEN DARIO	45236
ROJAS MONTAÑO ROSEMARY	66501
ROMERO CABRERA ALVARO EUGENIO	48977
ROSAS PEREZ JOSE VITALIANO	45205
ROSERO RIASCOS ALFONSO	48558
RUEDA RESTREPO NELSON DE JESUS	48615
RUIZ LONDOÑO LUZ AMPARO	39257
SAAVEDRA PAZ VICTOR EMILIO	45404
SABOGAL MORALES GUILLERMO	37935
SACHICA DE AVILA ANA MATILDE	45137
SALAZAR GUTIERREZ HUGO	45089
SALAZAR PAEZ GABRIEL ANTONIO	56757
SALGADO DE JARAMILLO LILIA	47735
SANABRIA ANA ROSALBA	41507
SANCHEZ CORDOBA ARNOBIO	48988
SANCHEZ DE JIMENEZ MIRYAM	43715
SANCHEZ DE MUÑOZ AYDA CARMINIA	48873
SANCHEZ GONZALEZ BLANCA JANETH	39821
SANCHEZ GONZALEZ MAURICIO	39821
SANCHEZ GONZALEZ ORLANDO	36535
SANCHEZ SANCHEZ BYRON DE JESUS	45159
SANCHEZ VARGAS CAMILO	44809
SANTOS JAIME RODRIGO IGNACIO	44838
SEPULVEDA BOLIVAR ANIBAL	44468
SIERRA BOTERO HORACIO	39018
SOLANO NIÑO CARLOS ALBERTO	60212
SOSA BAMBAGUE EDITA DE	57142
SOTO BERNAL VICTOR HUGO	26585
SOTO VERA SOL ANGEL	45085
SUAREZ VDA. DE LOPEZ JOSEFINA	44161
TAMAYO CEBALLOS NESTOR MARIO	31389
TAMURA INOVE GLORIA	80264
TANGARIFE RAMIREZ GILBERTO	39245
TELLO LUNA JESUS ARMANDO	32466
TORO GARCES OSCAR	43103
TORO GOMEZ JOSE ACSAIR	48268
TORRES FONSECA CARLOS ALBERTO	39752
TORRES QUINTERO SERAFIN	33389
TORREZ MUÑOZ ALBA ELCIRA	49108
TRUJILLO RODRIGUEZ ALBERTO	41525
TUMBAJOY DORADO JOSE OLIVER	57483
URIBE TAPIAS ANTONIO	41671
VALENCIA HERNANDEZ LUIS E	41473
VARGAS ORJUELA ABEL	32831
VEGA SARASTY SERVIO TULIO	34385
VELASCO DE MANZANO MELBA LESBY	43223
VELASQUEZ OSORIO JAIRO	45229
VESGA PERDOMO HECTOR	36775
VILLA TELLEZ MARIA NOHELIA	38112
VILLAFAÑE DE GONZALEZ ROCIO	40085
VILLAMIL CALA VICTOR	37029
VILLAQUIRAN STERLIN EDUARDO	32515
VILLEGAS GLORIA LUZ	45519
VIVAS RUIZ MARIO	43295
YEPES HERRERA MARTHA NELLY	41191
ZAFRA TELLEZ ANTONIO LUDWIG	42128
ZAMBRANO DE JAIMES CARME C.	41757
ZAPATA DE CARDONA LUZ HELENA	33074

Además hay otros ahorradores que tomaron EL PLAN GRAN VIDA 20 y que no continuaron con los pagos, de todas maneras tienen saldos a su favor. Se solicita que el titular de la póliza se ponga en contacto, únicamente, en:

COFINPRO S.A. - antes - PRONTA S.A.

TELEFAX: 232 0143 / 44 - 232 6641 - CALLE 38 N 8 - 56 OFICINA 101 BOGOTA

NO SOMOS LA FORTALEZA EN LIQUIDACIÓN

INTERNACIONAL

ORIENTE MEDIO

Fijan fecha para comicios

JERUSALÉN. Las elecciones municipales en los territorios palestinos tendrán lugar entre septiembre y octubre y las del Consejo Legislativo, en invierno, confirmaron ayer fuentes del llamado cuarteto negociador para Oriente Medio, compuesto por E.U., la ONU, Rusia y la UE. Sobre las elecciones presidenciales, no hay aún una fecha fija. De otra parte, dos palestinos murieron ayer en Balata mientras manipulaban explosivos. -AFP-

VENEZUELA

Marchan contra el Fiscal



AFP

CARACAS. Unas 100.000 personas gritando consignas como: "Fiscal vendido, la matanza no quedará en el olvido" y portando banderas llegaron a la sede de la Fiscalía para exigir la salida del fiscal general, Isaías Rodríguez, a quien acusan de parcialidad. La protesta, convocada por la oposición, ocurre casi dos meses después de que una marcha concluyó con 17 muertos y cientos de heridos. -AFP-

ARGENTINA

Proceso a Videla por Plan Cóndor

BUENOS AIRES. La justicia argentina confirmó ayer el procesamiento con prisión preventiva del ex dictador Jorge Videla (76 años) por su participación en el llamado Plan Cóndor, un mecanismo represivo de los regímenes militares suramericanos en la década de los setenta. La Sala I de la Cámara Federal declaró a Videla responsable por cargos de privación ilegítima de la libertad y asociación ilícita. -AFP-

RUSIA / BUSH Y PUTIN FIRMAN HOY HISTÓRICO TRATADO DE DESARME

El funeral de la guerra fría

A las 10 de la mañana de Moscú los dos presidentes comienzan a sepultar una era que marcó más de medio siglo de la historia del mundo. El martes será la sepultura definitiva.

MOSCÚ (Efe-AFP-AP)

El presidente de E.U., George W. Bush, llegó anoche a Moscú para borrar "el último vestigio de la Guerra Fría" y dar a Rusia –el enemigo de casi un siglo– la bienvenida a Occidente.

Bush fue recibido en medio de un apabullante despliegue de seguridad. Hoy firmará, con su homólogo ruso, Vladimir Putin, el esperado tratado sobre 'Reducciones Estratégicas Ofensivas', que recortará dos de cada tres cabezas nucleares.

Pese a las severas medidas de contención, unos 500 manifestantes llegaron a la embajada de E.U. y quemaron tres banderas para protestar por el tratado que el comunista Guennadi Ziugánov llamó "capitulación incondicional de Rusia".

Según el tratado, para el 2012 los países tendrán máximo entre 1.700 y 2.200 ojivas (de las 5.800 y 6.100 que tienen Rusia y E.U., respectivamente). Cifras muy distantes de las 50.000 cabezas que llegaron a sumar en el punto más crítico de su rivalidad durante la Guerra Fría, cuando el llamado "equilibrio del terror" se basaba en la disuasión ante una "destrucción mutua asegurada".

Bush y Putin firmarán el acuerdo hoy en una solemne ceremonia en el Kremlin, al final de su quinta cumbre en menos de un año, y acor-



BUSH LLEGÓ ANOCHE a Moscú para la quinta cumbre de su mandato con el presidente Vladimir Putin. AFP

EL TRATADO

Detalles del tratado entre Rusia y Estados Unidos:

Preámbulo: Describe los nuevos desafíos y las amenazas globales que requieren el liderazgo de ambos países.

Art. I: Compromete a ambos países a reducir sus arsenales de armas atómicas estratégicas a un total de 1.700 a 2.200 ojivas nucleares cada uno.

Art. II: Declara que el tratado estará en vigor hasta el 2009. Puede ser prorrogado.

Art. III: Crea una comisión bilateral para la puesta en práctica del tratado, que deberá reunirse dos veces al año para examinar la "transparencia" de su aplicación.

Art. IV: Afirma que el convenio está sujeto a la ratificación de ambos países.

ANÁLISIS

Luz María Sierra Editora Internacional

¿Adiós a las armas?

El tratado de recorte de armas nucleares que Washington ha presentado como "histórico" ("la guerra fría puede darse por terminada de una vez por todas", aseguró George Bush), por momentos parece más simbólico que real.

Un general ruso, Leonid Ivashov, se vino ayer lanza en ristre contra el tratado que firmarán rusos y estadounidenses diciendo que es

inactivas, en reserva para ponerlas a funcionar cuando considere necesario.

Con el agravante de que Rusia –según explica Ivo Daalder, analista de seguridad en Brookings Institution– "tampoco podrá dedicar suficientes recursos a almacenar adecuadamente las ojivas retiradas. Estas cabezas serán miles, y se convertirán de inmediato en una tentación para grupos como Al Qaeda".

tos de la carrera armamentista, cada cual seguirá su camino. E.U., el 14 de junio, un día después de que expire otro polémico tratado –el de misiles antibalísticos–, comenzará a construir seis silos nucleares para misiles de defensa. Y Rusia, por ahora, no ha descartado construir tres reactores nucleares para Irán.

De todas maneras no se puede desconocer la impor-

ESPAÑA-COLOMBIA

Desmantelan banda de narcos

MADRID. Una banda de narcotraficantes conformada por ocho colombianos y una mexicana fue desmantelada por la Guardia Civil española. Los detenidos son responsables, además del tráfico de drogas, de dos asesinatos. La operación policial que permitió la desarticulación del grupo se inició en junio del año pasado después de que se halló, en el maletero de un vehículo, en Madrid, el cadáver calcinado de un hombre. -AFP-

bre Nuevas Relaciones Estratégicas que refleja el nuevo rumbo emprendido por Rusia y E.U. tras cooperar en la lucha contra el terrorismo.

Pero lo de hoy será solo el abrebocas de la entrada triunfal de Rusia a Occidente. El próximo 28 de mayo en Italia, se dará la sepultura definitiva a la Guerra Fría, cuando los países de la Otan crearán formalmente con Rusia un consejo para enfrentar los nuevos desafíos de la seguridad mundial.

ra la foto.

Y aunque Ivashov lo dice con la nostalgia de militares que no se resignan a ver a Rusia apagar las armas que otrora le dieron poder, algo de cierto tienen sus palabras.

El tratado, por ejemplo, no obliga a destruir las cabezas nucleares, sino que cada país, a discreción, decidirá que armas mantendrá, aunque

El acuerdo de hoy tampoco es nuevo si se tiene en cuenta que el tratado START II obligaba a ambas potencias nucleares a mantener sólo 3.500 cabezas activas y, en 1997, Bill Clinton y Boris Yeltsin acordaron que el SALT III fijaría un máximo de 2.500 (no muy lejanas de las 2.200 que pone de tope el tratado hoy).

Y en la práctica, para efec-

no sólo por tratarse de la reducción más grande de la década, sino porque el acto se convierte en un espectacular abrebocas para la entrada triunfal de Rusia a Occidente.

Y eso será el martes, cuando la Otan, la gran alianza construida para contener a los soviéticos durante más de 50 años, le abra sus puertas y lo haga socio oficial.

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

US$ 250 millones es el monto del crédito que consiguió el Gobierno con 11 bancos internacionales.

DÓLAR

Tasa representativa del mercado	$ 2.338,55
Casa de cambio (c)	$ 2.125,00
Casa de cambio (v)	$ 2.160,00

CAFÉ COLOMBIANO Dólares por libra OIC

Hoy	0,66
Ayer	0,67

PETRÓLEO Dólares por barril

Hoy	26,15
Ayer	26,37

BOLSA DE COLOMBIA IGBC (Índice General)

Hoy	1.149,36
Ayer	1.147,20

INTERÉS Efectivo anual

DTF	9,12%
DTF Trimestre anticipado	8,63%
TBS Efectivo anual Bancos a 90 días	8,72%

UVR

HOY	$ 125,6718
MAÑANA	$ 125,6347

MONEDAS Pesos por

Euro	$ 2.165,51
Bolívar	$ 2,34
Peso mexicano	$ 250,78

Vía libre a crédito sindicado

El Gobierno colombiano concretó un crédito sindicado por 250 millones de dólares con 11 bancos internacionales. El anuncio lo hizo ayer el ministro de Hacienda, Juan Manuel Santos, quien señaló que los recursos serían desembolsados a finales de junio de este año. Con este crédito y una nueva emisión de bonos externos por 300 millones de dólares, que se hará en los próximos meses, se completará el financiamiento del 2002.

Resuelven queja por parcialidad

El Ministro de Desarrollo, Eduardo Pizano, resolvió a favor del Superintendente de Valores, Jorge Gabriel Taboada, una queja por parcialidad presentada en su contra por los abogados de Luis Carlos Sarmiento, dentro de una actuación administrativa que adelanta ese despacho. Voceros de la organización manifestaron que la decisión de Mindesarrollo se refiere a un aspecto procedimental y que harán uso de todos los recursos legales para demostrar la validez de su actuación en el caso que investiga la Supervalores relacionado con esa organización.

Recursos para Bojayá



Archivo / EL TIEMPO

El Consejo Nacional de Política Económica y Social (Conpes) aprobó una partida por 5.000 millones de pesos para atender las necesidades de Bojayá en el

CONGRESO / EL CALVARIO SERÁ AHORA EN LA COMISIÓN DE CONCILIACIÓN

Atpa fue aprobado en E.U.

La etapa de conciliación entre Cámara y Senado será difícil por las grandes diferencias entre ambos proyectos.

SERGIO GÓMEZ MASERI
Corresponsal de EL TIEMPO

WASHINGTON

Tras cuatro semanas de intenso debate, el Senado estadounidense aprobó anoche, con 66 votos a favor y 30 en contra, el Acuerdo de Preferencias Arancelarias para la Región Andina (Atpa, según las siglas en inglés)

La norma establece, además de la extensión de los beneficios arancelarios con los que contaban más de 1.000 productos de la región andina, hasta el 4 de diciembre pasado –cuando expiró el acuerdo inicial–, la ampliación de las ventajas a sectores como textiles, confecciones y calzado.

Ahora, el proyecto entra a la Comisión de Conciliación, para limar diferencias con la versión aprobada por la Cámara, el año pasado. Esta etapa, sin embargo, será complicada y tendrá que superar, por ejemplo, el choque de trenes entre gobierno y Congreso alrededor de la Autoridad para Promover el Comercio (TPA).

De acuerdo con el presidente George W. Bush, algunas provisiones incluidas en el acuerdo aprobado por los senadores limitan sus capacidades para negociar acuerdos de libre comercio. Bush advirtió que vetará el proyecto, si estas provisiones no son eliminadas en la Conciliación.



EN LA CONCILIACIÓN se tendrán que limar las asperezas entre Gobierno y Congreso.

Con suerte, el proyecto estaría listo para finales de junio o comienzos de julio.

En cuanto al Atpa como tal, las versiones de Cámara y Senado también presentan diferencias sensibles.

Mientras que la Cámara, cuya versión es más favorable, permite el uso de hilazas producidas por los países Atp en el ensamble de sus confecciones y textiles (maquila), en el Senado los beneficios para la maquila están condicionados a que se empleen hilazas elaboradas en E.U.

Los cupos previstos también varían. El Senado estableció un límite de 70 millones de metros cuadrados para los insumos regionales, que se incrementaría en un 16 por ciento anual. La Cámara basa el cupo en un porcentaje de las importaciones totales de E.U. (el 3 por ciento y luego un incremento del 0.75 por ciento anual).

La Cámara también previó cero arancel para los nuevos productos cobijados –calzado, petróleo y sus derivados, relojes y sus partes, manufacturas en cuero y atún–, mientras que el Senado equipa el arancel con los niveles que rigen el Nafta. Es decir, algunos productos como el calzado pagarían 17.5 por ciento de arancel.

En la Cámara, los criterios de elegibilidad para que un país pueda contar con los beneficios son los mismos que estaban presentes en el Atpa anterior: cooperación en la lucha contra las drogas y buena fe en el cumplimiento de los fallos de los tribunales de abritramento, entre otras cosas. En el Senado se mantienen estos, pero se añaden otros, entre ellos que el país esté cooperando con Estados Unido en la lucha contra el terrorismo.

Chocó, municipio que recientemente fue epicentro de una incursión de grupos armados que dejó 119 muertos. Con los recursos se atenderá la reconstrucción de la iglesia, la alcaldía, el puesto de salud, la escuela y la construcción de un polideportivo.

Poda en la Superservicios

Ayer fue un día de zozobra en la Superintendencia de Servicios Públicos, luego de que se conociera el decreto 990 de reestructuración de la entidad, el cual suprime por lo menos la mitad de los cargos de ese organismo de vigilancia y control en la cual trabajan alrededor de 400 personas. La reestructuración tomó 7 meses. Entre los cambios se destaca la reducción de 10 a 5 direcciones territoriales para hacer más eficiente la gestión.

Utilidades en tres bancos

AV Villas, Megabanco y Bancolombia reportaron utilidades al cierre de abril. Bancolombia acumuló 48.828 millones de pesos, que representa un aumento de 28,8 por ciento con relación a igual período del año pasado. Las ganancias de AV Villas llegaron a 2.671 millones de pesos, mientras que en abril del año pasado tenía pérdidas por 9.773 millones. Megabanco, a su turno, reportó 3.943 millones de pesos de utilidades.

Conversatorios empresariales

El próximo martes, 100 empresarios de Bogotá, Cali, Medellín, Barranquilla y Pereira, a través de una video-conferencia y como inicio de los llamados conversatorios empresariales organizados por Proexport, debatirán sobre el Área de Libre Comercio de las Américas (Alca). Participarán los consultores Douglas Sacks y Jorge Ramírez Ocampo.

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

A 18,5 millones de toneladas, un millón menos que el 2001, bajará la producción de El Cerrejón Zona Norte, este año.

DÓLAR		CAFÉ COLOMBIANO		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS	
Tasa representativa del mercado	$ 2.349,80	Dólares por libra OIC		Dólares por barril		IGBC (Índice General)		Efectivo anual		HOY $ 125,5976		Pesos por
Casa de cambio (c)	$ 2.125,00	Hoy	0,67	Hoy	26,37	Hoy	1.147,20	DTF	9,12%		Euro	$ 2.188,63
Casa de cambio (v)	$ 2.160,00	Ayer	0,65	Ayer	27,33	Ayer	1.146,30	DTF Trimestre anticipado	8,63%	MAÑANA $ 125,6347	Bolívar	$ 2,36
								TBS Efectivo anual Bancos a 90 días	N.D.		Peso mexicano	$ 252,76

Gaseosas bajan de precio

Coca-Cola de Colombia bajó en 20 por ciento el precio de la gaseosa de botella pequeña, que representan el 20 por ciento de sus ventas. Pasó de 500 a 400 pesos. La firma quiere compensar así la tendencia decreciente que muestra el consumo de gaseosa en el país, el cual ocurre, en parte por las dificultades económicas de los colombianos, y en parte por las conquistas logradas por sus competidores: las aguas y los jugos.

Daewoo garantiza obligaciones



Jhon Wilson Vizcaíno / EL TIEMPO

La empresa Daewoo aseguró que la firma coreana atenderá sus obligaciones de forma clara y transparente con su clientela, a raíz de la creación de una nueva empresa en la que General Motors asumirá la operación de varios activos de Daewoo en el mundo. Reconoció que muchos interrogantes sobre lo que implica la negociación aún no se pueden resolver en detalle, ya que la negociación, como explicó EL TIEMPO el pasado domingo, no se ha cerrado definitivamente.

Chubb sube emisión de primas

Chubb, aseguradora multinacional, pagó cerca de 2.000 millones de dólares por los siniestros de los ataques terroristas del 11 de septiembre en Estados Unidos, de los cuales, 614 millones de sus propios recursos. En Colombia, como en todo el mundo, donde los amparos contra las acciones del terrorismo

IMPUESTOS / HAY MÁS DE 75 BENEFICIOS EN RENTA Y 50 EN IVA

Desmontar gabelas tributarias, un lío

Las solas exenciones laborales ascienden a 367.000 millones de pesos. Ampliar el cobro del IVA será uno de los temas más complejos.

Eliminar algunos de los más de 100 descuentos, exenciones y demás beneficios que tiene actualmente la legislación tributaria colombiana, como lo sugirió la Contraloría General de la República, será una labor titánica.

Esto, aún cuando los beneficios fiscales que traería su desmonte, superarían los 7 billones de pesos.

El lío es, por un lado, que muchos de los beneficiados con las gabelas son sectores sociales que se verían perjudicados con su eliminación. Y por el otro, que dentro de los afectados están importantes grupos de poder, con gran capacidad de hacer *lobby* ante el Congreso. De acuerdo con cifras del Gobierno y la Comisión del Ingreso Público, por la sola exención de la retención en la fuente para los trabajadores, el Estado deja de recibir 367.000 millones de pesos. Sin embargo, eliminarla sería difícil, por los mayores costos que tendrían que asumir los trabajadores.

Costo fiscal de algunos tratamientos tributarios
Millones de pesos

Concepto	Costo $
Recompensas	980
Aportes para financiación masiva de transporte	7.664
Gastos representación de funcionario del Estado	5.755
Exceso salario básico del personal de la FFMM	27.963
30% del valor total de los pagos laborales	367.369
Empresas editoriales	8.732
Ley Páez	17.662
Ley Quimbaya	253.315
Total	689.360

Gráfico Diseño Editorial / EL TIEMPO

De otro lado, no constituyen renta ni ganancia ocasional la utilidad en la venta de acciones, los premios en concursos nacionales o internacionales, las donaciones para los partidos políticos, los aportes del empleado a los fondos de pensiones, entre otros. Pero acabar con ello sería difícil por la capacidad de presión de los beneficiados.

En cuanto a los dividendos por acciones, el Gobierno sostiene que no se podrían gravar porque habría doble tributación (para la sociedad y para el accionista).

También reconoce que hay rentas exentas como la Ley Páez y la Ley Quimbaya –que representa beneficios tributarios por 253.000 millones de pesos–, que son muy grandes, pero que desmontarlas podría traer problemas a las empresas que invirtieron en esas regiones tras los desastres naturales.

La Contraloría sostiene que, de eliminar la 1-11

CONTRALORÍA

Distrito, tras $ 640 millones

La Contraloría de Bogotá ratificó la responsabilidad del BBVA Ganadero y la pagadora del Fondo Educativo Regional (FER), Orfa Libia Morales Páez, de un detrimento del erario distrital en cuantía de 643 millones 991.364 pesos.

El contralor Juan Antonio Nieto explicó que 3 cheques fueron sustraídos de la tesorería de la FER, consignados en el Ganadero a los nombres de José Ignacio Cruz Mendoza, Estación de Servicio Yarima Limitada y Tríplex y Acabados del Cesar, y pagados irregularmente.

Nieto dijo que sí puede adelantar acción fiscal contra un particular como el Ganadero, porque en el contrato de cuenta corriente sabía que iba a manejar dineros públicos y, sin embargo, no constató firmas ni sellos para pagar los cheques.

"La Contraloría, por la vía del cobro coactivo, hará efectiva la suma señalada en el fallo", puntualizó Nieto.

ALIANZA / 140 VUELOS Y 42 DESTINOS CONJUNTOS

se han visto limitados, a tiempo que han subido las tarifas, la firma aumentó 60 por ciento el valor de las primas emitidas en el primer trimestre del 2002.

Comercio justo de café

La cadena estadounidense de cafeterías Starbucks anunció que cerca de 300 establecimientos que tiene en Canadá empezarán a vender café comprado en el comercio justo, una medida que beneficiará a productores independientes de América Latina porque se les comprará directamente el producto a cooperativas de cultivadores de Bolivia, Colombia, Perú, Venezuela, Costa Rica, México y El Salvador, entre otras.

Resultados de Cafam

El director de la caja de compensación familiar Cafam, Arcesio Guerrero, dijo que aunque su crecimiento el año pasado estuvo por debajo de las proyecciones, el balance social de la entidad fue satisfactorio. El número de empresas afiliadas llegó a 7.683, se giraron 41.290 millones de pesos por subsidios en dinero, los ingresos por mercadeo fueron de 520.838 millones, los descuentos con la Tarjeta Integral sumaron 3.392 millones y los centros vacacionales albergaron a 263.780 personas.

Confusión por Summa

Los tres primeros días de servicios integrados de las empresas aéreas Avianca, SAM y Aces dejan más buenos resultados que estrellas negras. Sin embargo, ha algunos pasajeros en Bogotá, que se han confundido a la hora de desplazarse al *Puente Aéreo* o al *terminal de Eldorado* y pierden su vuelo.

Lo hacen, a veces por despistados, y otras porque no les informan bien en sus agencias de viaje. Sea como sea, Summa decidió ya que el Puente Aéreo será solo eso: un puente, entre unas pocas ciudades. Así, desde esta semana, en este terminal se atienden solamente los vuelos hacia y procedentes de Medellín, Cali, Barranquilla, Cartagena, Pereira y Barrancabermeja.

En el aeropuerto Eldorado, las tres empresas sirven el resto de las operaciones nacionales y todas las internacionales.

En las oficinas de quejas que tiene la Aeronáutica Civil, tanto en Eldorado como en el Puente Aéreo, no se ha recibido una sola queja esta semana en relación con la alianza Summa.

El jefe de la dependencia, Francisco Vega, dijo que los pasajeros preguntan mucho y tienen confusiones. Concretamente los viajeros con tiquetes de Aces, por ejemplo a Medellín, preguntan si los atienden en el Puente Aéreo. Cuando se confundan y necesiten movilizarse entre el Puente Aéreo y Eldorado, con el tiquete en la mano pueden ingresar al muelle nacional, donde encontrarán un servicio interno gratuito de transporte.

VALLE

YUMBO

Acuerdo salarial

El sindicato de trabajadores de Yumbo llegó a un acuerdo laboral con la Alcaldía, en cuanto al incremento salarial del año 2002 y 2003. El reajuste salarial fue del 9,5 por ciento. Otro de los puntos que se logró fue el reajuste de los beneficios a los directivos sindicales para asistencia a diferentes actividades.

POR LA REGIÓN

Nombran alcaldes 'ad-hoc'

Con motivo de las elecciones del próximo domingo, el gobierno departamental designó mediante decretos los alcaldes ad-hoc. En el Águila nombró a Alicia Giraldo Uribe; para Dagua a Olga Cecilia Alomía Díaz; en Riofrío a Yoseth Manuel Carrión Ospina; Alcalá a Alfonso Toro Vargas; Zarzal a Ernesto Parra Avendaño; Ulloa a John Jairo Ramírez Cardona, y en El Dovio a Ricardo López López.

Plan contra el sida

Entidades del sector público y privado, organismos de control y organizaciones no gubernamentales del Valle del Cauca, iniciaron un trabajo conjunto para reducir el impacto económico y biosocial del sida. Libia Morales, profesional de la Secretaría de Salud, comentó que es preocupante el aumento del contagio en las mujeres por sus parejas. Se piensa elaborar un Plan de Atención Integral.

Incolballet se descentraliza



Archivo / EL TIEMPO

La directora de Incolballet, Gloria Castro Martínez, presentó el proyecto 'Valle unido por la danza' que busca fomentar la práctica de la danza clásica en centros de educación no formal de siete municipios del departamento. El proyecto que pretende ofrecer esta oportunidad a la comunidad estudiantil se llevará a cabo si recibe ayuda de la Nación y si los municipios se comprometen con recursos.

Pavimentación comunitaria

Hoy, será presentado el programa de pavimentos

BUENAVENTURA / TEMOR EN CANCHA DEL BARRIO EL CAMPÍN

Susto por grupo armado

Habitantes del barrio dicen que llevaban lista en mano para realizar posiblemente una masacre. Cerca de 100 familias de la zona del Cajambre llegaron al Puerto.

BUENAVENTURA

La presencia de grupos armados al margen de la ley sigue preocupando a los habitantes de Buenaventura que continúan con el temor de un enfrentamiento armado.

El lunes por la noche, algunos jóvenes que departían en una cancha de fútbol en el barrio El Campín, fueron sorprendidos por hombres armados, que según la comunidad pretendían realizar una nueva masacre.

Unidades especiales de la Policía, respondieron al llamado de los habitantes y se enfrentaron a tiros con el grupo armado.

El comandante del Séptimo Distrito de Policía de Buenaventura, coronel Luis Alberto Ramírez Bohórquez, dijo que eran aproximadamente 30 hombres y que según informaciones de la comunidad llevaban lista en mano para posiblemente realizar una masacre.

Varias personas del barrio expresaron que en el enfrentamiento se habían registrado muertos y heridos, sin embargo las autoridades desmintieron la versión. "No se presentaron muertos ni heridos porque ellos se enfrentaron con nosotros y luego escaparon en medio del monte", dijo el coronel Ramírez.

El alcalde, Jaime Mosquera Borja dijo que desconoce las versiones que circulan sobre una lista de personas que serían ajusticiadas por un grupo armado y que los panfletos que están circulando están siendo estudiados por miembros de la Inteligencia.

En la presente semana la seguridad en El Puerto fue reforzada con una nueva unidad especial y se han intensificado los operativos, lo que ha dado como resultado el decomiso de armas y municiones al parecer pertenecientes a las autodefensas, según fuentes oficiales.

De otro lado, aproximadamente 100 familias llegaron ayer de las veredas El Pital y Gorgona, ubicadas sobre el río Cajambre, suroccidente de la zona rural de Buenaventura. Asustados los pobladores de esta región manifestaron que temen un posible enfrentamiento entre grupos armados.

El personero Eliécer Candelo manifestó que a estas familias se les va a brindar atención humanitaria y se trabajará para solucionar el problema del hospedaje.

Según la Pastoral Social, en este año se han registrado en Buenaventura, cerca de 2.500 desplazados de El Naya, Anchicayá y Potedó, zonas donde hay grupos armados.



LA UNIDAD CONTRAGUERRILLA viene realizando operativos en Buenaventura para ofrecer seguridad a los habitantes y bajar el temor que se siente en el municipio. Archivo EL TIEMPO

FUTBOL / 8:30 P.M. EN EL PASCUAL

Hoy 1.500 policías para

QUEJAS / SEGÚN LA SUPERINTENDENCIA

Usuarios pagarán a Palmaseo

comunitarios que busca pavimentar 22.000 metros cuadrados en los municipios. Inicialmente las obras se desarrollarán en las localidades de Alcalá, Ulloa, Toro y La Unión. La comunidad se beneficiará directamente y aportará mano de obra bajo asesoría técnica. La Gobernación aportará 500 millones de pesos.

VIJES

Presencia de dengue


Archivo / EL TIEMPO

En alerta amarilla se encuentra Vijes por la presencia de cuatro casos de dengue hemorrágico. Las secretarías de Salud municipal y departamental tomaron medidas desde ayer mediante fumigaciones en la zona urbana y rural del municipio. Se visitarán viviendas, potreros y sitios que sean focos de proliferación del mosquito, para evitar así que se incremente el número de pacientes

CARTAGO

Polémica por corredor férreo

La rehabilitación del Tren del Pacífico en su antiguo *recorrido, por las calles quinta entre carreras tercera y* la Avenida décima, ha originado oposición por parte de la Administración municipal, ya que considera que puede ocasionar un impacto social e inconvenientes para los habitantes de esa zona. Los voceros de la comuna manifestaron que no se oponen al proyecto si éste no altera el orden urbanístico y social de la ciudad.

EL TIEMPO CALI/VALLE

Editor: Alejandro Moya
Director Administrativo: Andrés Aranguren Calle
Editor Gráfico: Beiman Pinilla
Subeditor: José Luis Valencia
Redactores: Gloria Chaparro, Patricia Elena Aley, Gloria Inés Arias, Carolina Bohórquez y Fernando Hernández
Colaboradores: Bethsabé Castro Payán, Alejandro Aguirre Alzate
Fotografía: Carlos Ortega, Inaldo Pérez
Diseño Editorial: Jhon Jairo Vásquez T.
Jefe de publicidad: Ana María Serna Tobón
Jefe de ventas y servicio al lector: Luis Horacio Arango T.
Diagramación electrónica: Luz Edilma Restrepo V., Everth Valdés D. Luis Felipe Flórez R.

EL TIEMPO
Servicio al suscriptor: aleyep@eltiempo.com.co
Avenida 3N No 35N-10 CALI PBX: 683 6000
Fax 668 7193 - 76
Si el periódico no le llega a su casa: 683 6000 ext. 210
Impresión: Impresiones Periódicas S.A.

JUZGADO SEGUNDO CIVIL MUNICIPAL
YUMBO VALLE.-
EMPLAZA

A todos los que se crean con derechos para hacer valer sus creditos dentro de la SOCIEDAD CONYUGAL *conformada por los señores* ANGELICA MOTTA CARDENSA Y ROBERTO MUÑOZ PARRA, para que lo hagan valer oportunamente.-
Para ello se fija el presente EDICTO en lugar publico de la secretaria del Juzgado por el termino de Diez (10) *dias, y se le hace entrega de una copia al* interesado para su publicacion por una sola vez y dentro del mismo termino en un diario de amplia circulación de la localidad, como bien puede ser en los diarios Occidente, El País, El tiempo, El Espectador y en *iguales condiciones a traves de la radiodifusora* local si la hubiere, en las horas comprendidas entre las Siete (7) de la mañana y diez (10) de la noche.-
Se fija hoy Ocho (8) de Mayo del año Dos Mil Dos (2002).-
MARIA PIEDAD LOPEZ LOPEZ
Secretaria.-

el partido Cali-Nacional

El gobierno de Cali afirmó ayer que dispondrá de la misma fuerza policial de siempre, *1.500 hombres, para controlar* el partido Cali-Nacional, considerado de alto riesgo, pero advirtió que habrá un servicio especial de inteligencia, antes, en y después del juego.

"Tendremos los mismos tres anillos de seguridad, pero dispondremos de perros policías pare detectar el ingreso de pólvora", dijo el secretario de Gobierno, Jorge Iván Ospina. "Lo que sí está claro, según dijo el Alcalde, *es que si hay hechos* violentos, el estadio se cerrará y los clubes tendrán que irse a jugar a otra parte".

Entre tanto, Felipe, líder de la barra 'Los del sur', del Nacional, a la que se le calcula 20 mil seguidores en todo el país, dijo desde Medellín que para este juego no irá ninguna excursión o caravana hacia Cali. Calculó que unos 100 hinchas viajarán a la capital del Valle como particulares, a los que les recomendó ir sin la camiseta del equipo.

Los hinchas de la capital paisa serán ubicados en el primer piso de la tribuna Oriental, siempre y cuando tengan la boleta de esa gradería, y no de norte o sur, como han hecho antes, explicó el jefe de protocolo del Deportivo Cali, Javier Molina. El estadio tendrá 12 cámaras de televisión camufladas. Las puertas del Pascual se abrirán a las 3:00 de la tarde para los que vayan a entrar a las tribunas de norte y sur. Y a las 5:00 de la tarde, para las otras localidades.

El presidente del Cali, Humberto Arias, dijo que ayer se incrementó la partida monetaria que el equipo destina a la Policía, para que aumente el pie de fuerza. "No hay que perder la fe en que vamos a ver un espectáculo bonito. Lo de Medellín no *debe repetirse*", dijo Arias.

El presidente de la Asociación de Barras del Cali, Valentín Rico, expresó que no le ven ningún peligro al partido.

PALMIRA

La Superintendencia de Servicios Públicos Domiciliarios resolvió a favor de la empresa Palmirana de Aseo (Palmaseo), 275 recursos de reposición de un total de 1.400 que hace *más de un* año interpusieron usuarios, argumentando deficiencias en la prestación del servicio.

Los usuarios manifestaban que Palmaseo no estaba cumpliendo con los horarios y frecuencias de recolección y *que no se contaba con un* sitio adecuado para la disposición final de los residuos sólidos. Así mismo, por los altos costos de las tarifas. En Palmira se han realizado varias marchas por los altos costos de los servicios públicos.

Voceros de la empresa dicen que la Superintendencia constató que sí se están desarrollando ininterrumpidamente los servicios y que se cuenta con el relleno sanitario Presidente, autorizado por Cvc.

Las resoluciones de la *Superintendencia sustentan* además que Palmaseo está cobrando las tarifas de acuerdo con las disposiciones de ley y por tanto los usuarios deberán cancelar el valor de la deuda de aseo.

Eduard Vásquez, personero delegado para los servi*cios públicos de Palmira*, dijo que los usuarios deben realizar algún tipo de convenio de pago ya que según la ley "queda ejecutoriado todo trámite y queda agotada la vía gubernativa para la reclamación". Así mismo, deberán cancelar el acumulado que se cobrará en las próximas facturas.

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

En $ 110.000 millones de pesos capitalizó Fogafín al banco Granahorrar.

DÓLAR

Tasa representativa del mercado	▲$ 2.280,00
Casa de cambio (c)	▶ $ 2.150,00
Casa de cambio (v)	▶ $ 2.170,00

CAFÉ COLOMBIANO

Dólares por libra OIC

Hoy	0,70
Ayer	0,68

PETRÓLEO

Dólares por barril

Hoy	25,67
Ayer	24,90

BOLSA DE COLOMBIA

IGBC (Índice General)

Hoy	1.093,35
Ayer	1.091,69

INTERÉS

Efectivo anual

DTF	10,62%
DTF Trimestre anticipado	9,97%
TBS Efectivo anual Bancos a 90 días	10,10%

UVR

HOY	$ 123,2174
MAÑANA	$ 123,2672

MONEDAS

	Pesos por
Euro	$ 2.010,58
Bolívar	$ 2,48
Peso mexicano	$ 254,70

Isagén generó el 11,22%

La comercializadora de energía Isagén tuvo en el año 2001 una utilidad neta de 102.998 millones de pesos, por la venta de 1.087 gigawatios-hora. El año pasado Isagén generó el 11,22 por ciento del total del Sistema Interconectado Nacional. La empresa también reestructuró su obligación por 57 millones de dólares con la Nación y acumuló una inversión por 479,4 millones de dólares en el proyecto Hidromiel I.

Utilidades de Terpel Norte

Terpel Norte registró utilidades netas por 2.757 millones de pesos durante el 2001, que comparadas con los 1.801 mil millones de pesos del 2000, significan un incremento del 53 por ciento. A pesar de las mejores utilidades la empresa redujo en 2,10 por ciento el volumen de ventas, al pasar de 82 millones de barriles en el 2000 a 81,8 millones en el 2001, producto del contrabando y el hurto de combustibles.

Telecom redujo pérdidas


TELECOM

El año pasado Telecom redujo las pérdidas de 94 mil millones de pesos en el 2000 a 32 mil millones. El presidente, Hernán Román, dijo que Telecom necesita acabar con la coadministración interna para garantizar su viabilidad. Las negociaciones laborales con el sindicato están estancadas y las multinacionales, asociadas en contratos de riesgo compartido, insisten en liquidaciones por 1.800 millones de dólares, que están lejos de la

COMBUSTIBLES / LA DEMORA EN LA TOMA DE DECISIONES PUEDE DESACELERAR LA EXPANSIÓN

Gas, cenicienta del paseo

Empresas y analistas consideran que los retrasos impiden que el combustible, uno de los más económicos, llegue a más usuarios. Gobierno promete agilizar procesos regulatorios.

Como en los cuentos infantiles, mientras que en este gobierno el petróleo ha sido la estrella del sector energético, su hermano menor, el gas natural, reconocido mundialmente como uno de los combustibles más baratos y limpios, ha sido una especie de Cenicienta, por la falta de una política concreta que permita expandir este servicio a más hogares e industrias.

Para las empresas productoras y distribuidoras de gas, es claro que las demoras en las acciones, especialmente sobre regulación para los precios y normas para la comercialización del gas de Cusiana y Cupiagua, están ocasionando "serios retrasos" para este sector, el cual atiende hoy a casi tres millones de usuarios

tiempo valioso cuando se discutió entre la Comisión de Regulación de Energía y Gas (Creg) y el Ministerio de Minas, si se liberaban los precios del gas. Creemos que ha habido una serie de atrasos en la toma de decisiones", indicó Leopoldo Montañez, presidente de la Asociación Colombiana de Gas Natural (Naturgas), que realiza su congreso anual en Cartagena.

En este mismo sentido, la Asociación Colombiana de Ingenieros (Aciem), expresó la necesidad de que se tomen las medidas regulatorias para hacer viable en el corto plazo, el proyecto de producción de gas de Cusiana y Cupiagua y asegurar la oferta que se requiere, para atender las necesidades del interior del país en los próximos años.

Lento crecimiento

Por la falta de definición, el mercado está siendo atendido por el gas de la Guajira, distante más de 1.000 kilómetros de los principales centros de consumo del interior, lo que genera deterioro en los índices de confiabilidad en el suministro y buena atención de

Consumo de gas natural en Colombia
Sector residencial
Variación porcentual 2001-2002


111
Antioquia
52
Eje Cafetero
29
Valle
29
Meta y Casanare
24
Cesar
20
Bogotá y Boyacá
2,4
Costa Atlántica
-20
Cúcuta

Fuente: Naturgas.

bia durante el año 2001 tan solo creció 2 por ciento frente al 2000.

Pese a las dificultades, las empresas prestadoras del servicio confían en llevar este año el energético a por lo menos 300 mil nuevos usuarios, especialmente en Huila, Eje Cafetero, Valle, Meta y Casa-

Lafaurie, la política en materia de gas ha tenido un norte muy claro durante la administración Pastrana, aunque reconoció que aún queda "un largo trecho por recorrer".

"Si bien no podemos desconocer que hay motivos de preocupación, sí puedo asegurarles que en los cinco meses que restan de la presente administración, el Gobierno seguirá trabajando en múltiples frentes para que el país pueda disponer en forma oportuna del gas necesario para atender sus necesidades actuales y las de los próximos años", dijo.

Lafaurie recordó que se está trabajando con Ecopetrol para estructurar con los socios privados en Cusiana, un proyecto de inversión que podría aumentar la oferta del combustible en 40 millones de pies cúbicos en el 2003. También dijo que se le pidió a la Creg que reglamente a la mayor brevedad, las condiciones de precios para el gas de Cusiana.

La ministra agregó que paralelamente se viene trabajando en la preparación del sistema de transporte de gas de Cusiana hacia el interior, por el trayecto Cusiana-La Belleza-

interpretación jurídica, dijo Román.

Liberty aseguró 15% de autos

Liberty Seguros afirmó que su participación en el mercado de seguros de autos es del 15,1 por ciento, con 132.809 millones de pesos. Reportó utilidades por 20.188 millones de pesos y ventas por 320.209 millones. En siniestralidad, tuvo un aumento de las primas devengadas, con 228.110 millones de pesos, frente a siniestros incurridos por 117.942 millones de pesos.

residenciales.

"Ha habido una serie de acontecimientos que han dificultado este tema. Perdimos

De acuerdo con las estadísticas de la industria, el consumo de gas natural en Colom-

quia.

Sin embargo, para la ministra de Minas, Luisa Fernanda

Vasconia, debido a que el gasoducto Cusiana-Apiay-Bogotá tiene su capacidad totalmente copada.

SURAMERICANA

SURAMERICANA DE INVERSIONES S.A., SURAMERICANA
CÓDIGO DE BUEN GOBIERNO

En cumplimiento de la Resolución 275 de 2001 de la Superintendencia de Valores, nos permitimos informar que la Junta Directiva de la Sociedad, reunida el 18 de marzo de 2002, adoptó el Código de Buen Gobierno que regirá la Compañía.

El texto del Código, puede ser consultado en la página web de la Superintendencia de Valores (Información Eventual), en la página de internet: www.surainversiones.com, y en la Secretaría General de la Sociedad ubicada en la carrera 64B No. 49A-30 de Medellín.

SURAMERICANA DE INVERSIONES S.A., SURAMERICANA
Nicanor Restrepo Santamaría, Presidente

MARCA
TIERRA MAR AIRE S.A.
EN LIQUIDACIÓN OBLIGATORIA

El liquidador se permite solicitar a las personas interesadas en la marca **TIERRA MAR AIRE TMA**, que recibirá ofertas de compra o de arrendamiento con opción de compra. Favor enviar las ofertas a la calle 86A No. 15-31 de Bogotá, en sobre cerrado, indicando valor de la oferta y forma de pago, hasta el lunes primero (1) de abril de 2002.

Empresa Industrial y Comercial del Estado
CORMAGDALENA
CORPORACIÓN AUTÓNOMA REGIONAL DEL RÍO GRANDE DE LA MAGDALENA

CONCURSO PUBLICO No. 001 DEL 2002
AVISO UNICO

OBJETO: Selección del intermediario de seguros.
PLAZO DE EJECUCION: Dos (2) años.
REQUISITOS PARA PROPONER: Cumplir con los requisitos exigidos en el numeral 1.3. de los términos de referencia.
FECHA DE APERTURA Y CIERRE: Desde el día 04 de abril a las 08:00 horas, hasta el día 18 de abril de 2002 a las 16:00 horas. En este término, se podrán consultar y comprar los términos de referencia y presentar las ofertas en las oficinas de la sede principal de Cormagdalena, situada en la calle 49 carrera 11, Edificio Banco Popular, segundo piso, Barrancabermeja, Santander.
VALOR DE LOS TERMINOS DE REFERENCIA: $300.000 no reembolsables, suma que deberá cancelarse a favor de Cormagdalena, mediante consignación en la cuenta corriente No. 084-00027-2 del Banco Ganadero.
CRITERIOS DE EVALUACION: Se determinan en el capítulo 3 de los términos de referencia.

Coomeva E.P.S
ENTIDAD PROMOTORA DE SALUD S.A.

COOMEVA ENTIDAD PROMOTORA DE SALUD S.A. - COOMEVA EPS S.A.
BALANCES GENERALES AL 31 DE DICIEMBRE DE 2001 Y 2000
(cifras expresadas en miles de pesos colombianos)

ACTIVOS	2001	2000
ACTIVOS CORRIENTES		
DISPONIBLE	14,232,572	13,648,916
INVERSIONES TEMPORALES	1,267,800	851,829
CUENTAS POR COBRAR	15,734,961	20,954,459
ANTICIPO DE IMPUESTOS	123,060	116,031
GASTOS PAGADOS POR ANTICIPADO	4,088,927	1,534,162
ANTICIPOS Y AVANCES	1,543,339	4,150,447
TOTAL ACTIVOS CORRIENTES	36,990,659	41,255,844
ACTIVOS NO CORRIENTES		
PROPIEDADES Y EQUIPO NETO	12,586,705	9,835,368
INVERSIONES EN SOCIEDADES	10,967,564	10,186,583
CARGOS DIFERIDOS	6,215,033	6,146,983
VALORIZACIONES	1,367,143	1,055,558
TOTAL ACTIVOS NO CORRIENTES	31,136,445	27,224,492
TOTAL ACTIVOS	68,127,104	68,480,336
CUENTAS DE ORDEN	28,985,413	25,181,415

PASIVOS Y PATRIMONIO DE LOS ACCIONISTAS	2001	2000
PASIVOS CORRIENTES		
OBLIGACIONES FINANCIERAS	4,074,084	16,857,459
CUENTAS POR PAGAR	36,935,474	26,579,971
OBLIGACIONES LABORALES	2,075,122	1,447,163
IMPUESTOS, GRAVAMENES Y TASAS	3,149,754	1,165,762
ANTICIPO CONTRATOS REGIMEN SUBSIDIADO	0	321,891
PASIVOS ESTIMADOS Y PROVISIONES	1,013,011	1,778,104
OTROS PASIVOS	679,985	1,447,969
TOTAL PASIVOS CORRIENTES	47,927,430	49,598,319
PASIVOS A LARGO PLAZO		
CUENTAS POR PAGAR A COMPAÑIAS VINCULADAS	4,571,903	6,015,570
OBLIGACIONES FINANCIERAS	1,504,780	1,372,747
CORRECCIÓN MONETARIA DIFERIDA	0	212,468
TOTAL PASIVOS A LARGO PLAZO	6,076,683	7,600,785
TOTAL PASIVOS	54,004,113	57,199,104
PATRIMONIO DE LOS ACCIONISTAS		
CAPITAL SUSCRITO Y PAGADO	11,513,455	10,703,663
PRIMA EN COLOCACION DE ACCIONES	1,000,000	1,000,000
REVALORIZACION DEL PATRIMONIO	787,766	809,792
SUPERAVIT POR VALORIZACIONES	1,367,143	1,055,558
PERDIDAS EJERCICIOS ANTERIORES	(2,399,842)	(2,571,340)
RESERVA LEGAL	112,061	93,005
UTILIDAD PRESENTE EJERCICIO	1,742,408	190,554
TOTAL PATRIMONIO DE LOS ACCIONISTAS	14,122,991	11,281,232
TOTAL PASIVOS Y PATRIMONIO DE LOS ACCIONISTAS	68,127,104	68,480,336
CUENTAS DE ORDEN POR CONTRA	28,985,413	25,181,415

Vigilado Supersalud

JORGE HUMBERTO CESPEDES IBARRA
Representante Legal

JORGE WILMAR LOAIZA RENDON
Contador
Tarjeta Profesional No. 13940-T

DIEGO FERNANDO FRANCO
Revisor Fiscal
Tarjeta Profesional No. 54931-T
Miembro de Arthur Andersen y Cía. L

Nota: *El saldo contrario a su naturaleza por $ 664416 miles registrado en el rubro Bancos y Remesas en tránsito, corresponde a sumas descontadas o giradas de los libros bancos, sin contra con la disponibilidad de recursos en las cuentas bancarias

CAMPAÑA / NOEMÍ SANÍN REGISTRÓ AYER SU CANDIDATURA EN LA REGISTRADURÍA

Inscrita para no rendirse

La aspirante prometió ganarles la guerra a los violentos derrotando la pobreza y la corrupción. "Ahora o nunca", dijo al señalar que irá hasta el final.

El lagarto se quedó petrificado, la rata dejó de mover su serrucho sobre la lechona y los delincuentes vestidos de camuflado sacaron su mano del ponqué del presupuesto. Todos estos personajes, sacados de la fauna de símbolos colombianos que representan la corrupción y la violencia, se quedaron inmóviles apenas aparecieron en la puerta la candidata presidencial Noemí Sanín y su compañero a la vicepresidencia, Fabio Villegas.

El zoológico de males de la política colombiana les dejó libre el paso y corrió espantado a esconderse, mientras Noemí y Villegas avanzaban hacia el auditorio de la Registraduría Nacional para inscribir oficialmente su candidatura.

La escena, llena de alegorías y representaciones teatrales, se convirtió en preámbulo de un acto que valida la candidatura de Noemí ante los ojos de la ley. Con este hecho, la ex canciller se convirtió en la primera aspirante en inscribirse dentro del grupo de los candidatos más opcionados.

La candidata se comprometió a ganarles la guerra a los violentos, pero derrotando la pobreza y la corrupción. "Así como las mujeres se preparan nueve meses para dar a luz, nosotros nos hemos preparado para gobernar", dijo.



EN MEDIO DE LOS aplausos de sus seguidores, Noemí Sanín y Fabio Villegas (izq.) inscribieron su fórmula presidencial. Jaime Tamayo (centro), director de Gestión Electoral de la Registraduría, les ayudó a oficializar la inscripción. Jhon Wilson Vizcaíno / EL TIEMPO

REVOCATORIA DEL CONGRESO

Propone devolverle al Estado la fuerza y los instrumentos requeridos para superar la amenaza de los actores de la violencia, en particular de la guerrilla y el paramilitarismo. "La solución negociada solo se logra con un estado legítimo y fuerte", dice. Para lograr este propósito plantea:

- Fortalecer el Estado, la justicia y crear un estatuto antiterrorista
- Modernizar la Fuerza Pública y vincular 20.000 soldados profesionales por año.
- Recuperar la seguridad ciudadana mediante una revolución de los sistemas de inteligencia contra el crimen organizado.
- La política de orden público será permanente y estable para darle continuidad y garantizar sus resultados. No estará determinada por los cambios coyunturales en el orden público y las eventuales negociaciones con las organizaciones guerrilleras.
- En el tema de la reforma de política plantea una revocatoria del Congreso mediante un referendo ciudadano.
- Reducción del tamaño del Congreso de la República y eliminación de los auxilios parlamentarios.

SEGURO DE DESEMPLEO

Su meta es crear unos 2'600.000 empleos a través de las siguientes estrategias:

- Construir un millón de viviendas, recuperar el campo, invertir y crear nuevas empresas, e incrementar las exportaciones menores.
- Cubrir con un moderno seguro de desempleo a todos los jefes de hogar.
- Crear paraísos fiscales para sectores relacionados con la ciencia y la tecnología y el turismo.
- La reinversión de utilidades estará exenta de impuestos y las importaciones de maquinaria no pagarán gravámenes.
- Crear el Banco del Trabajo para hacer la revolución del microcrédito.
- Aumentar la participación de los trabajadores en los beneficios de las empresas.
- Modernizar a las pequeñas empresas y a los trabajadores independientes.
- Educar y asistir a todos los colombianos para ser empresarios.
- Reducir costos de transacción y proteger a los pequeños accionistas.
- Lograr que las importaciones apalanquen el trabajo de los colombianos y no que lo sustituyan o lo destruyan.
- Ventanilla única para todos los trámites.

FORTALECIMIENTO DEL SEGURO SOCIAL

FORO / CONCLUYÓ ENCUENTRO

Colombianistas piden a Europa más compromiso

MARÍA CAMILA MORALES
Corresponsal de EL TIEMPO

PARÍS

Más de 15 'colombianistas' que se reunieron durante dos días con autoridades y personalidades europeas en París insistieron ayer en la necesidad de crear una autoridad única en materia de drogas por parte de la Unión Europea (UE).

José Javier Gómez Lleras, jefe de la oficina de Asuntos Horizontales de América Latina del Consejo Europeo, prefiere matizar la situación y dice que hay "lagunas".

Al tiempo que le pidieron a la UE un mayor compromiso con el país, los asistentes a la reunión reiteraron que la solución política del conflicto interno está, ante todo, en manos de los colombianos y que se necesita la ayuda del exterior para evitar una internacionalización de la guerra.

Joaquín Roy, de la Universidad de Miami, dijo que en sus estudios ha constatado que cuando se habla de Colombia existe una "Europa oficial" y otra "real". Eso originó críticas al enviado de la presidencia europea, Miguel Díaz Pache.

Generó asombro al afirmarse que la guerra es parte de la solución en Colombia.

Varios de los asistentes apoyaron a Carlos Malmud, del Instituto Ortega y Gasset de Madrid, cuando dijo que Europa debe abrir sus fronteras comerciales a los productos agrícolas de Colombia, como paso indispensable para obtener la paz.

En cuanto al balance de los primeros laboratorios de Paz en el Magdalena Medio, los aplausos colmaron el auditorio cuando finalizó la presentación del sacerdote jesuita Francisco De Roux, quien insistió en la importancia del derecho al desarrollo y respeto por la vida.

Entre tanto, generó asombro la afirmación de Christian Gros del Iheal, cuando dijo que la guerra es parte de la solución en Colombia.

Algo parecido ocurrió cuando Vladimir Sudarev comparó las negociaciones de paz con las

Noemí señaló que su campaña no se rinde y que se mantendrá firme hasta el final. "Ahora o nunca", fue su frase de batalla para lanzarse a una contienda en la que las encuestas de los últimos meses le han sido adversas.

Según la ex canciller, esta campaña es su última oportunidad para alcanzar la Presidencia y si ese objetivo no se logra, le cederá el paso a otros miembros de Sí Colombia para seguir con sus propósitos.

En su programa de gobierno propone las siguientes iniciativas en los campos de la salud, la educación y la vivienda:

- Salvar al ISS y ejecutar un plan nacional de recuperación de los hospitales públicos.
- Expandir la cobertura del seguro solidario de salud a 20 millones más de colombianos.
- Cobertura del Sisben para 15 millones de pobres.
- Crear un sistema nacional de garantía de la calidad en la atención de la salud.
- Universalizar la seguridad social en Salud, Riesgos Profesionales y Pensiones.
- Defender y promover el desarrollo de los profesionales en la salud.
- Apertura de 1'500.000 cupos en la educación básica y media, y 500.000 cupos en los institutos del trabajo y en las universidades.
- Más becas para los estudiantes pobres, créditos con intereses bajos, plazo de 12 años y que la garantía para dichos préstamos sea la firma del estudiante.
- Entregar, durante los dos primeros años de gobierno, 400 millones de dólares en subsidios para vivienda de interés social.

Estos subsidios cubrirán no sólo parte de la cuota inicial, sino parte de las cuotas mensuales.

- Apoyar con dinero a las madres pobres que mantengan a sus hijos en la escuela.

Farc, rotas hace un mes, con las que hicieron los rusos en Chechenia. Sudarev dijo que ellos también tuvieron una "farclandia".

El desconcierto reinó y se multiplicaron los ceños fruncidos con la presentación de Cándido Rodríguez, jefe de la delegación de la Comisión Europea en Bogotá. El funcionario hizo un resumen de las encuestas presidenciales en Colombia.

Finalmente, fue bien recibida entre los 'colombianistas' la propuesta de la ONG holandesa Pax Christi, que busca acabar con la industria del secuestro en Colombia, exigiéndoles un código de conducta a la Unión Europea y a las multinacionales que trabajan en el país.

PROCESO / MINISTRO ESTRADA DICE QUE SE ESTUDIAN FÓRMULAS

Optimismo por posible tregua con Eln

Mientras que el alto comisionado de Paz, Camilo Gómez, continuaba reunido ayer en La Habana (Cuba) con el embajador de Colombia en ese país, Julio Londoño Paredes, y los voceros del Eln, analizando la propuesta de tregua bilateral, el ministro del Interior, Armando Estrada Villa, dijo que el Gobierno veía la iniciativa guerrillera "con interés y detenimiento".

El grupo insurgente propuso un cese del fuego y de hostilidades durante seis meses a cambio de que el Gobierno haga inversiones en hospitales públicos y en educación, rebaje las tarifas de energía, congele la canasta familiar y establezca tres campamentos para atender a los desplazados.

Ante la propuesta del Eln, formulada a través de 'Antonio García', el Gobierno se mostró optimista de que se llegue a un entendimiento.

Estrada señaló que se están observando todos los puntos para ver cómo se logra un acuerdo. "Es un tema que se viene estudiando con mucho detenimiento, las treguas tienen aspectos políticos, pero también técnicos y militares", dijo el Ministro.

Agregó que el Alto Comisionado mantiene una relación permanente con los militares y el presidente Andrés Pastrana para ver, respecto a la propuesta de tregua, "qué puede aceptarse y qué no", con el fin de que el acuerdo a que se llegue sea benéfico para el país, resguarde al Eln y el grupo no vaya a ser atacado en sus sitios de localización.

La respuesta del Gobierno a las condiciones de la guerrilla no es fácil. Esta propuso suspender las fumigaciones de cultivos ilícitos.

El Eln se compromete a suspender durante seis meses los ataques a la Fuerza Pública, a no secuestrar y dejar los sabotajes a las infraestructuras vial, eléctrica y petrolera.

Si el Gobierno acoge la propuesta, queda pendiente definir cuáles hospitales se van a reabrir, cómo se financiará al grupo insurgente durante la tregua y dónde se ubicarán las guerrillas para evitar enfrentamientos con la Fuerza Pública, las Farc y los paramilitares.



EL COMISIONADO para la Paz, Camilo Gómez, y el embajador en Cuba, Julio Londoño, en una de las reuniones con los delegados del Eln, en La Habana. Ancol

RECHAZAN MANUTENCIÓN

En un comunicado, la campaña de Ingrid Betancourt aseguró que la aspirante presidencial está secuestrada y por eso "rechaza cualquier acuerdo que signifique extorsión y que a la larga aliente el secuestro y a los secuestradores a seguir cometiendo desafueros".

La campaña de Colombia Nueva dice que está impulsando un acuerdo humanitario que le ponga punto final a la extorsión y el secuestro en todas sus formas, incluyendo la desaparición forzada.

Por esas razones, frente al eventual acuerdo de tregua entre el Gobierno y el Eln, "es inadmisible que el Estado le vaya a pagar la manutención a la guerrilla por una suspensión de secuestros de sólo seis meses. La única posibilidad de ese acuerdo sería sobre una suspensión definitiva de secuestros con liberación de todos los secuestrados".

Agrega que para que un acuerdo de paz signifique un homenaje a la población civil deberían las partes suspender las acciones que la afectan sin esperar nada a cambio, pero sí llenando de legitimidad ese proceso, tal como lo propuso Ingrid a las Farc y al Gobierno en San Vicente del Caguán (Caquetá), el pasado 14 de febrero.

El alivio social no puede ser a cambio de la suspensión de voladuras de torres y de oleoductos, porque de ser así se daría un mensaje extorsivo, dice la campaña.

Resultados de loterías

VETA$ MILLONARIA

LOTERIA VALLE TE PUEDE CAMBIAR LA VIDA

PREMIO MAYOR 700 MILLONES

Sorteo No. 3595 Realizado el 20 de marzo de 2002
Premio Mayor: 9590 Serie: 90 PALMIRA

	Número	Serie
Primer Seco	5336	80
Segundo Seco	7706	90
Tercer Seco	5017	25

Salpicón millonario

Mayor sin serie — $ 3.000.000
Mayor cualquier orden con serie — $ 1.000.000

9509 | 9950 | 9905 | 9059 | 9095 | 5990 | 5909 | 5099 | 0959 | 0995 | 0599

Mayor cualquier orden sin serie — $120.000

LOTERIA DEL META

GOBERNACION DEL META

La Llanerita de los Colombianos

SOLUCIONES CON LA GENTE BUENA

SORTEO Nº 2047

$200 MILLONES DE PESOS
MAYOR 2018 Serie 15
VENDIDO EN: BOGOTÁ

Gran Chance de la Llanerita 018 Gana $300.000

PREMIOS SECOS

1er.	SECO 2385	SERIE 28	$ 10'000.000	Vendido en BOGOTÁ
2do.	SECO 2316	SERIE 21	$ 5'000.000	Vendido en BOGOTÁ
3er.	SECO 8830	SERIE 5	$ 2'000.000	Vendido en VILLAVICENCIO
4to.	SECO 8767	SERIE 21	$ 2'000.000	Vendido en VILLAVICENCIO
5to.	SECO 7718	SERIE 13	$ 2'000.000	Vendido en BOGOTÁ
6to.	SECO 5645	SERIE 29	$ 2'000.000	Vendido en YOPAL
7mo.	SECO 2168	SERIE 12	$ 2'000.000	Vendido en BOGOTÁ

APROXIMACIONES: Mayor en otra Serie: Gana Neto / fracción: $90.000

FILE No. 823437 02 JUL 22

ECONÓMICAS

CIFRA DEL DÍA

2 por ciento creció la demanda de gas natural el año pasado en Colombia.

DÓLAR

Tasa representativa del mercado	▲ $ 2.279,60
Casa de cambio (c)	● $ 2.140,00
Casa de cambio (v)	● $ 2.170,00

CAFÉ COLOMBIANO — Dólares por libra OIC

Hoy	0,68
Ayer	0,67

PETRÓLEO — Dólares por barril

Hoy	24,90
Ayer	24,88

BOLSA DE COLOMBIA — IGBC (Índice General)

Hoy	1.091,69
Ayer	1.096,20

INTERÉS — Efectivo anual

DTF	10,62%
DTF Trimestre anticipado	9,97%
TBS Efectivo anual Bancos a 90 días	10,46%

UVR

HOY	$ 123,1676
MAÑANA	$ 123,2174

MONEDAS

	Pesos por
Euro	$ 2.007,53
Bolívar	$ 2,44
Peso mexicano	$ 254,14

Piden comercialidad de Guando

Las empresas Petrobras de Brasil y Nexen de Canadá le solicitaron oficialmente a Ecopetrol la comercialidad de Guando, el hallazgo petrolero más grande de los últimos 10 años. Para pedir la explotación comercial, que deberá ser aprobada por la junta directiva de la petrolera estatal, las empresas confirmaron reservas por 130 millones de barriles. El campo se encuentra en Melgar, Tolima.

Aces con utilidad operacional


Avianca

Archivo / EL TIEMPO

La aerolínea Aces reportó una utilidad operacional por 4.812 millones de pesos en el año 2001 y aumentó 10 por ciento sus ingresos, que totalizaron 444.835 millones de pesos. Con la integración con Avianca-Sam, se esperan ahorros anuales entre 60 y 100 millones de dólares. Esta integración exige, sin embargo, 90 millones de dólares, este año y el entrante, cómo capital de trabajo, que será obtenido mediante suscripción de acciones y créditos.

Rentabilidad para electrificadoras

Después de muchos debates la Comisión de Regulación de Energía y Gas aprobó ayer una tasa del 17 por ciento para la rentabilidad de los activos de las empresas de energía, fundamental para la fijación de la nueva fórmula tarifaria que empezaría a regir en el 2003. La ministra de Minas, Luisa Fernanda Lafaurie, también anunció que se están buscando recursos

PRODUCCIÓN / AGRICULTORES Y GANADEROS SE PREPARAN PARA EVITAR DAÑOS

Se avecina 'Niño' moderado

El Ideam recomienda planes de contingencia para evitar malaria, cólera, tuberculosis, infecciones respiratorias y fiebre amarilla.

JULIO SUÁREZ ANTURI
Redactor EL TIEMPO

La probabilidad de que el fenómeno climático de 'El Niño' se repita este año es alta, afirmó el Ideam, pero su intensidad será moderada, en contraste con el año 1997, cuando los cauces de agua se redujeron, también el suministro de los acueductos, y los daños a la ganadería se estimaron en más de 165 mil millones de pesos.

"En este momento hay un desarrollo hacia condiciones tipo El Niño", confirmó el Instituto de Hidrología, Meteorología y Estudios Ambientales (Ideam), y se presentaría en el período junio-agosto próximo. La posibilidad de que se reverse el fenómeno "es baja".

'El Niño' se manifiesta con un calentamiento anormal de las aguas del océano Pacífico, que causa déficit de lluvias en la zona continental de Perú, Ecuador y Colombia.



EL DÉFICIT DE LLUVIAS sería esta vez menos severo que en 1997. Archivo / EL TIEMPO

ca, Huila, Norte de Santander, Risaralda, Sucre, Valle y Vichada.

La Sociedad de Agricultores de Colombia (SAC) ya está dando instrucciones a sus agremiados para que atenúen el impacto de la reducción del agua en sus cultivos, dijo su presidente Rafael Mejía, y se apoyen en las Unidades Municipales de Asistencia Técnica Agropecuaria para evitar posibles brotes de malaria, cólera, tuberculosis, infecciones respiratorias agudas y fiebre amarilla.

Métodos de conservación

La Federación Colombiana de Ganaderos (Fedegán) ya programó los primeros 30 talleres ilustrativos para 3.000 asociados, con la asistencia de la Corporación de Investigación y para conservar el valor nutritivo y la digestibilidad.

En el 97, los daños a los cafetales no fueron severos, pero el transporte fluvial se redujo hasta 25 por ciento.

El Ideam instó a las autoridades municipales de la costa pacífica a considerar la posibilidad de que se presenten pleamares (mareas altas), con niveles más altos de lo normal.

mitigar las alzas en los estratos más pobres.

Viajar en bus

Transporte urbano
Pasajeros movilizados octubre-diciembre/2001

	Miles	Var.(%)
Bogotá	441.532	-11,9
B/quilla	108.123	-2,1
Medellín	101.034	2,6
Cali	92.177	9,4
C/gena	52.585	-7,1

Fuente: Dane

El año pasado el parque vehicular de transporte urbano de pasajeros en 23 ciudades aumentó 1,5 por ciento en relación con el año 2000, según el Dane. En tanto, el número de pasajeros disminuyó 3,5 por ciento. En Bogotá se concentró el mayor parque automotor y se movilizó el mayor número de pasajeros con 21.733 vehículos y 41,1 por ciento de usuarios y un promedio de 147.177.264 pasajeros.

$1,75 billones para salud

En 1,75 billones de pesos quedó fijado el presupuesto del Fondo de Solidaridad y Garantía (Fosyga) para este año. Con estos recursos se atenderá el régimen subsidiado de salud, a las víctimas de accidentes de tránsito, catástrofes naturales o acciones terroristas, la red nacional de urgencias, promoción y prevención y la compensación en el régimen contributivo.

Salas de aprendizaje de Legis



Archivo / EL TIEMPO

El portal gestionhumana.com, especializado en información y herramientas para la gerencia del talento humano, respaldado por Legis S.A. puso en operación sus salas de aprendizaje, a través de las cuales los profesionales en recursos humanos pueden autoevaluarse, así como recibir información. La primera de estas salas se denomina gestión por competencias, la cual incluye artículos, referencias bibliográficas y enlaces con otros sitios web.

Mercado negro de divisas

Autoridades económicas de Estados Unidos, Panamá, Aruba, Venezuela y Colombia firmaron una declaración en la que establecen acciones para combatir el mercado negro de divisas y el lavado de activos, informó la Dian. Los firmantes de la declaración recomendaron programas de capacitación para los agentes de comercio internacional y la elaboración de un código de ética para prevenir entre los usuarios de zonas francas y conexas, el blanqueo o legitimación de capitales.

riesgo del Ideam, el tiempo seco podría favorecer los incendios, fuertemente, en los departamentos de Guajira, Magdalena, Quindío, San Andrés, Santander y Tolima, y moderadamente en los de Antioquia, Atlántico, Boyacá, Caldas, Casanare, Cesar, Córdoba, Cundinamarca,

Mejía recordó que el 'Niño' del 97 provocó una caída del 12 por ciento en los cultivos de arroz, sorgo, soya, algodón y maíz, y del 1,4 por ciento en caña de azúcar, palma africana, banano y flores.

El Ideam recomienda, inclusive, planes de contingencia para

La entidad recomendó emplear métodos de conservación de forraje, como el ensilaje (procesar en silos), la henificación (convertir en heno) y el henolaje (compactación). El más económico es la henificación, que consiste en la deshidratación natural hasta el 20 por ciento,

del Pacífico aumenta en estos momentos, hacia condiciones del fenómeno del 'Niño'.

"La mayor probabilidad es que se desarrolle hacia el Niño, que se podrá mantener el resto del año 2002, y la máxima intensidad ocurrirá en el segundo semestre", previó el Ideam.

OBRAS / LA RECONSTRUCCIÓN CUESTA 11.000 MILLONES DE PESOS

Afectados 22 puentes por el terrorismo

Como sucede con las torres de energía, los puentes son un blanco de la guerrilla, que además de desprotegidos, no tienen un seguro contra el terrorismo.

En lo corrido de este año las acciones de la subversión han afectado 22 puentes en todo el país y su reconstrucción le cuesta al Instituto Nacional de Vías –Invías– más de 11.000 millones de pesos. La directora de esta entidad, Gloria Cecilia Ospina Gómez, informó que actualmente se trabaja en 16 de estas obras, pues en el resto, los problemas de orden público no lo permiten.

La funcionaria explicó que estas obras públicas no tienen seguros, por sus elevados costos y porque las aseguradoras tampoco se les miden a los proyectos. Por consiguiente, es el Estado el que finalmente termina pagando la reconstrucción.

Entre los puentes semidestruidos por la subversión, se cuentan: Guayas, en el Caquetá; Río Mazamorras en el Cauca; Villaraz en el Caquetá; Zanja Honda en el Caquetá; y Carmaná en Puerto Triunfo, Antioquia. El último puente, afectado a comienzos de semana, está localizado en Nariño, entre Pasto y Rumichaca.

Otro de los puentes atacados es El Alcaraván, en la carretera Granada-Mesetas en el Meta.

La adjudicación de las obras de reconstrucción al Consorcio Ariari, por 2.900 millones de pesos, le costó el puesto al entonces director del Invías, Luis Eduardo Tobón. Acudiendo a la urgencia manifiesta y luego de una rápida convocatoria, la obra le fue adjudicada ayer al consorcio HB-SAC-Sadelc y Fernando Torres por 1.981 millones de pesos. La liquidación de los trabajos del paso provisional adelantados por el Consorcio Ariari se estimaron en 428 millones de pesos. Con estas cuentas, señala Ospina, el país se terminó ahorrando 360 millones de pesos. El Alcaraván estará listo en unos tres meses y la semana entrante, luego de la firma del respectivo contrato, el consorcio que recibió la nueva adjudicación recibirá el 50 por ciento del anticipo.

ESPECIAL EDUCACIÓN

LOS CANDIDATOS SE COMPROMETEN



NOEMÍ SANÍN

Recursos: destinará 850 millones de dólares adicionales para el sistema educativo (1 por ciento del PIB).
Cobertura: espera aumentar los ingresos de las familias por medio de la generación de empleo y seguridad social para así lograr el acceso de jóvenes de estratos bajos.
Acreditación: espera acelerar y simplificar los procesos de acreditación, hasta que esta resulte prácticamente obligatoria.
Formación de profesionales: invertirá en la formación de estudiantes tanto en el exterior como en el país, especialmente en áreas como la biotecnología e informática.



LUIS EDUARDO GARZÓN

Recursos: su meta es llegar al 5 por ciento del PIB.
Cobertura: "El Estado tiene que ampliar la cobertura de fondo y aumentar el presupuesto, de lo contrario, no habrá solución y la deserción aumentaría", señaló.
Acreditación: más que este problema espera resolver el de la cobertura.
Formación de profesionales: su meta es llegar al promedio de 10 por ciento de doctores en los próximos 4 años.



INGRID BETANCOURT

Recursos: dará un 8 por ciento del PIB al final del gobierno para educación.
Cobertura: ampliará el crédito educativo para estudiantes pobres. La meta es alcanzar una cobertura neta de asistencia de 40 por ciento para jóvenes entre 18 y 24 años.
Acreditación: "El Estado no será responsable de la acreditación. Las universidades tendrán que autoevaluarse."
Formación de profesionales: se espera ofrecer mayores recursos para aumentar el número de becarios.



HAROLD BEDOYA

Recursos: aumentará los recursos para educación, pero no se compromete con un porcentaje del PIB.
Cobertura: ampliará la cobertura y la retención de los estudiantes por un sistema de universidad virtual que permite, con los mismos recursos actuales, multiplicar por cuatro la matrícula de los estudiantes.
Acreditación: conservará el sistema de acreditación voluntaria y establecerá niveles mínimos de calidad para programas e instituciones.
Formación de profesionales: impulsará programas de doctorados y convenios en el exterior.

COBERTURA / HABRÁ RECURSOS DEL BANCO MUNDIAL PARA ESTUDIANTES

Se necesitan créditos educativos

El Icetex no tiene la capacidad suficiente para dar estudio a los miles de bachilleres del país. Por falta de recursos, sobran cupos en instituciones públicas y privadas.


LA UPN SE
MURIENDO
NO LA DEJE

Los créditos que da el Icetex para estudios en educación superior solo cubren el 5 por ciento de la población matriculada y el 40 por ciento de las solicitudes nuevas.

Con esa poca capacidad, dice la Asociación Colombiana de Universidades (Ascún) en su informe 'De la exclusión a la equidad', es comprensible que de 367 mil estudiantes que se gradúan, 160 mil no logren entrar a una institución

@

"Es imposible vivir solamente de la docencia en las universidades públicas en Colombia."

Valeria Gómez Guerra, usuario de eltiempo.com

Opinómetro

¿Piensa usted que la educación que se recibe en las universidades o en institutos técnicos garantiza un buen puesto?


No
63%
Sí
37%

Título: Educación Superior. Realizada por: SF Ltda (http://www.opinometro.com)

de educación superior.

Por ello, propone ampliar la cobertura y los montos de los créditos educativos incluyendo el sostenimiento de los estudiantes, así como ampliar la cobertura del Icetex por lo menos en un 15 por ciento.

"Sabemos que la capacidad del Icetex es limitada, por eso continuamos en negociaciones con el Banco Mundial para canalizar lo antes posible un crédito por 150 millones de dólares que va dirigido a carreras técnicas y tecnológicas, a doctorados y a programas de pregrado acreditados como de excelencia", anunció el ministro de Educación, Francisco Lloreda.

Aún no se sabe cómo funcionará este crédito, que tiene preocupados a algunos expertos del sector porque puede ser manejado por bancos y no por el Icetex. Lloreda espera que antes del 7 de agosto esté todo listo, por lo pronto está trabajando para que los giros comiencen el próximo año. De ser así, 84 mil personas se beneficiarían.

Más en pública que privada

En promedio, un joven puede gastar en una universidad privada cerca de 1'520.000 pesos, mientras que en una pública 154.500 pesos.

Sin embargo, ese dato no muestra lo que realmente se invierte en educación superior en el país. La Asociación Nacional de Instituciones Financieras (Anif) señaló en su informe semanal del 4 de marzo que un estudiante cuesta más en las instituciones públicas que en las privadas.

Por ejemplo, en el 2001 los costos que tuvo que pagar el padre de un alumno matriculado en la Universidad de los Andes (considerada la universidad privada con las matrículas más altas) fueron de 9,7 millones de pesos, cifra inferior a que debe dar el Estado por un estudiante de una universidad pública.

En la Universidad de Antioquia los costos anuales en el 2001 alcanzaron 10,3 millones de pesos y en la Nacional, 12,9 millones de pesos por alumno.

@

"Los desempeños del sector productivo y la falta de investigación e innovación son consecuencias del bajo nivel profesional de los colombianos".

Carlos Fernando Camacho

Anif considera que esta situación se debe a que las instituciones privadas se financian con matrículas e ingresos por investigación y educación continuada, mientras que las públicas sólo se financian con recursos públicos (del presupuesto nacional, departamental o municipal). A eso se agrega que el régimen prestacional y laboral de los trabajadores de las entidades públicas encarecen los costos.

Por datos como los mencionados, los diferentes estudios sobre educación superior han pedido un cambio en el sistema de financiación de las universidades y de los estudiantes, quienes por falta de recursos no llenan todos los cupos en los programas de pregrado.

Cerca del 52,7 por ciento de los cupos en las instituciones privadas está vacante, mientras que en las públicas es el 23,4 por ciento.

Coordinación:
Ángela Constanza Jerez y Constanza Cubillos
Colaboración:
Andrés Garibello y Brigitte Bravo
'Educación compromiso de todos', proyecto de Casa Editorial EL TIEMPO y las fundaciones Restrepo Barco, Corona y Corporación Región: *educa@elsitio.net.co*



CERCA DE 15 MIL maestros y estudiantes de universidades públicas marcharon ayer por Bogotá.
Martín García / EL TIEMPO

realización. Marzo 18 de 2002. Población elemento: Hombres y mujeres mayores de 18 años. Unidad de muestreo. Hombres y mujeres mayores de 18 años. Alcance. Bogotá, Medellín, Cali, Barranquilla y Bucaramanga. Duración: Un día. Tamaño de la muestra: 1.050 entrevistados. Procedimiento de muestreo: Muestreo multietápico. Método. Entrevista personal por intercepción. Instrumento: Estructurado. Margen de error máximo: 3.0 por ciento. Nivel de confianza: 95 por ciento

EL TIEMPO La FM


Opinómetro
¿A la hora de elegir una institución de educación superior lo más importante para usted es?
Que esté acreditada ante las entidades del Gobierno 43%
Que sus egresados se encuentren trabajando 25%
Que ofrezca facilidades de pago 24%
Que ofrezca programas de corta duración 8%
EL TIEMPO La FM


Opinómetro
¿Por cuál de los siguientes aspectos estaría dispuesto a pagar más si se lo ofreciera una institución de educación superior?
Buenos profesores 20%
Buenos espacios deportivos 6%
Buenas bibliotecas y laboratorios 10%
Un título que facilite encontrar trabajo 27%
Una buena formación académica 28%
No pagaría más por un algún aspecto 9%
EL TIEMPO La FM


Opinómetro
¿Cuánto invierte en educación superior al semestre?
Menos de un salario mínimo 13%
Entre uno y dos salarios mínimos 12%
Entre 3 y 4 salarios mínimos 16%
Más de 4 salarios mínimos 23%
No invierte en educación 22%
No sabe 14%
EL TIEMPO La FM

La 'U' es para ricos

VIENE DE LA 1-16

"El decreto cierra las puertas a los jóvenes profesionales, que no querrán entrar a una carrera que no sea atractiva salarialmente. Además, pone a los profesores a competir por unos puntos salariales que tienen topes", explicó Fabio Lozano, presidente de la Federación Nacional de Profesores Universitarios.

Ayer, 15 mil maestros de las universidades de Cauca, Valle, Quindío, Pereira, Caldas, Tolima, Pedagógica y Tecnológica de Tunja, Llanos, Atlántico, Magdalena, Cartagena, Córdoba, Guajira, Pamplona, Nacional, Distrital y Pedagógica, entre otras, marcharon por las calles de Bogotá para protestar por la reforma.

Ellos piden que los ministros de Trabajo y de Educación instalen una mesa de negociación para concertar y no que se estudie el decreto en la comisión, integrada por profesores y rectores, que creó el Gobierno.

"Estamos seguros de que el decreto estimula la calidad de la educación superior, pero seguimos abiertos a hacer ajustes y mejoras a través de la comisión", dijo el Ministro de Educación.

La aceptación de esta norma, así como el aumento en las tasas de cobertura y acceso, y el desarrollo de estrategias para mejorar la calidad, que comenzaron en este Gobierno, serán parte de los retos de la nueva administración.



ANTES QUE BUENAS *instalaciones*, los jóvenes piden una buena formación académica de sus profesores, según el Opinómetro.
Photodisc

FILE NO. 823437

ECONÓMICAS

CIFRA DEL DÍA

$143.763 millones en créditos, avaló en el primer trimestre el Fondo Nacional de Garantías.

DÓLAR

Tasa representativa del mercado	▼ $ 2.261,12
Casa de cambio (c)	▶ $ 2.130,00
Casa de cambio (v)	▶ $ 2.170,00

CAFÉ COLOMBIANO — Dólares por libra OIC

Hoy	0,68
Ayer	0,68

PETRÓLEO — Dólares por barril

Hoy	25,94
Ayer	24,75

BOLSA DE COLOMBIA — IGBC (Índice General)

Hoy	1.139,76
Ayer	1.139,91

INTERÉS — Efectivo anual

DTF	10,27%
DTF Trimestre anticipado	9,66%
TBS Efectivo anual Bancos a 90 días	n.d.

UVR

HOY	$ 124,5058
MAÑANA	$ 124,5351

MONEDAS — Pesos por

Euro	$ 2.012,60
Bolívar	$ 2,50
Peso mexicano	$ 246,74

Mejoran ambiente bursátil

Un millón de dólares no reembolsables entregó ayer el Banco Interamericano de Desarrollo (BID) a la Bolsa de Valores de Colombia (BVC) "para mejorar el ambiente de inversión", mediante la creación de una Cámara de Compensación de Riesgo y de una bolsa de futuros, además de la construcción de un sistema de bodegaje de información (Datawarehouse) y el estímulo de "buenas prácticas de gobierno corporativo" de las empresas que emiten los bonos o las acciones.

Suben ventas de autos

Las ventas de vehículos crecieron 23,4 por ciento en el primer trimestre respecto al mismo período del año pasado. De 18.817 unidades facturadas, 11.080 corresponden a autos ensamblados en el país y los restantes 7.737 a importados. El listado lo encabezan 7.609 automóviles particulares (27,8 por ciento más que los registros del 2001), seguidos por 2.943 taxis y 1.418 utilitarios.

Vuelve contribución cafetera



Los ingresos adicionales por exportaciones de café superiores a 70 centavos de dólar la libra se distribuirán en partes iguales entre los productores del grano y el Fondo Nacional del Café, determinó ayer el Comité Nacional de Cafeteros, recursos que ayudarán a ofrecer unos servicios mínimos a 500.000 cultivadores, los cuales recibirán la totalidad de los excedentes por encima de 82 centavos de dólar la libra. Hasta hoy, la cotización es de 68 centavos.

LABORALES / DENUNCIAN DESPIDOS ILEGALES Y PRESIONES PARA RETIROS

Mintrabajo investiga a Bavaria

El funcionario pide discutir con el sindicato la violación de derechos laborales.

Pasado el 'guayabo' de la controvertida negociación del pliego de peticiones de Bavaria, el año pasado, el ministro de Trabajo, Angelino Garzón, le hace ahora un llamado de atención a la primera cervecería del país.

El martes 16 de abril, Garzón le envió una carta al presidente de Bavaria, Ricardo Obregón, en la cual le anuncia que se vio "obligado a iniciar un proceso de investigación de manera imparcial y objetiva, lo mismo que a estudiar las medidas que sean necesarias para proteger el libre ejercicio de la actividad sindical en la empresa".

Garzón también expresó, en la carta, su preocupación e inconformidad con la actitud de algunos funcionarios de Bavaria que no permitieron el ingreso de los inspectores de Trabajo el pasado 12 de abril, a las plantas de Bogotá, Villavicencio, Pereira y Cali.

El sindicato de Bavaria denunció ante el Ministerio de Trabajo presiones para obtener retiros voluntarios de los trabajadores, retención de cuotas sindicales, falta de diálogo con la administración, atentar contra el derecho de asociación sindical y despidos ilegales de directivos sindicales.

Desde finales del 2000, Bavaria inició un proceso de ajuste que incluyó un recorte de 1.000 trabajadores, a quienes se les pagaron indemnizaciones equivalentes a seis años de salarios.

Un vocero de la empresa informó que el presidente de Bavaria, Ricardo Obregón Trujillo, se encuentra fuera del país y regresará mañana, cuando se espera que se divulgue la respuesta oficial al titular de la cartera laboral.



ANGELINO GARZÓN, ministro de Trabajo.

LAVADO / ATAQUES CONTRA COMPRA DE BANGANADERO SE APOYAN EN 'ABUNDANTES PRUEBAS'

Escándalo de BBVA ahora salpica a Hugo Chávez

CARACAS Y MADRID

El escándalo del BBVA salpicó al presidente de Venezuela, Hugo Chávez. Según el diario *El Vocero* de Puerto Rico, el juez investigador Baltasar Garzón fue informado "de una cuenta de Chávez en la que había 376 millones de dólares que alegadamente lavó a través del BBVA en Gran Caimán, la isla VA de haber comprado el Banco Ganadero, apoyándose en lavado de dineros sucios por 300 millones de dólares, le dijo ayer a EL TIEMPO que la denuncia de su cliente se basa en abundantes pruebas. "Hay una extensa prueba documental sobre todos los temas que han salido a relucir" sobre el caso, dijo el profesional, quien solicitó actual presidente de Repsol, la petrolera española.

En Perú, la Fiscalía Anticorrupción peruana anunció la apertura de una investigación sobre los presuntos pagos del BBVA al ex asesor presidencial Vladimiro Montesinos para facilitar la adquisición del Banco Continental. El juez español Baltasar Garzón, a cargo del caso, llegó ayer a ese país para recoger información al respecto.

En tres semanas llega 'El Niño'

El director del Ideam, Carlos Castaño Uribe, anunció ayer que los efectos del fenómeno climático de 'El Niño' comenzarán a sentirse en tres semanas. En una reunión con dirigentes gremiales de Córdoba explicó que hay que estar preparados para evitar que una prolongada sequía afecte los suelos y los animales. El Banco de la República advirtió, por su parte, que si bien este fenómeno podría tener un impacto negativo en los precios de los alimentos, no impedirá que se cumpla la meta de inflación del 6 por ciento para este año.

Sanción por falta de monedas

La Superintendencia de Industria y Comercio multó con 2,1 millones de pesos a Almacenes Alkosto porque, el 30 de abril del año pasado, algunas de sus cajas registradoras del establecimiento de la carrera 30 con calle décima, en Bogotá, no contaban con monedas para darles las vueltas exactas a los compradores, tal como lo ordenan las normas vigentes. La sanción fue cuestionada por la empresa.

de Jersey y Luxemburgo".

"El BBVA Provincial de Venezuela, alegadamente participó en 'blanquearle' dinero a Chávez, recibiendo transferencias cablegráficas desde Nueva York". "Se ha indicado que Chávez le facilitó al BBVA comprar el banco venezolano a cambio de soborno", agrega.

De otro lado, una fuente cercana a Nelson Rodríguez, el puertotiqueño que acusa al BBla reserva de su nombre.

Entre tanto, el presidente del Gobierno español, José María Aznar, declaró a la prensa: "la transparencia" es una "regla fundamental para el funcionamiento de la economía de mercado(...) y quien la transgrede debe pagar las consecuencias".

Anoche, dos altos consejeros del banco presentaron renuncia a su cargos en la entidad, uno de ellos es Alfonso Cortina,





ECONÓMICAS

ACCIONES DE MAYOR MOVIMIENTO

ESPECIE	PRECIO ANTERIOR	PRECIO CIERRE	VARIACIÓN	VARIACIÓN PORCENTUAL	PRECIO MÁXIMO	PRECIO MÍNIMO
BOLSA DE VALORES DE COLOMBIA						
CORFIVALLE	1,500.00	1,500.00	0.00	0.00%	1,500.00	1,500.00
ÉXITO	3,300.00	3,300.00	0.00	0.00%	3,305.00	3,299.00
CHOCOLATES	6,000.00	6,000.00	0.00	0.00%	6,000.00	6,000.00
SUR INVERSIONES	1,077.00	1,068.00	-9.00	-0.84%	1,075.00	1,068.00
BANBOGOTÁ	5,100.00	5,091.00	-9.00	-0.18%	5,091.00	5,050.00
BAVARIA	8,330.00	8,365.00	35.00	0.42%	8,366.00	8,330.00
BANCOLOMBIA	1,375.00	1,364.00	-11.00	-0.80%	1,375.00	1,364.00

Fuente: BVC

ÍNDICES ACCIONARIOS

IGBC
Bolsa de Colombia abril


1.139,76
1.103,79
04 05 08 09 10 11 12 15 16 17

Fuente: Bolsa de Colombia

DOW JONES
Bolsa de Nueva York abril


10.235,17
10.220,78
04 05 08 09 10 11 12 15 16 17

Fuente: Bolsa de Nueva York

NIKKEI
Bolsa de Tokio abril


11.379,20
11.543,71
04 05 08 09 10 11 12 15 16 17

Fuente: Bolsa de Tokio

FTSE 100
Bolsa de Londres abril


5.263,90
5.209,50
04 05 08 09 10 11 12 15 16 17

Fuente: Bolsa de Londres

LOS MERCADOS

En el mundo

BOLSA DE NUEVA YORK
NUEVA YORK (Efe)

Al cierre el índice Dow Jones Industriales, bajó 80,54 puntos (0,78 por ciento) hasta 10.220,78 unidades, tras ganar 207 puntos el martes.

En Colombia

DÓLAR

Mercado cambiario	Abril 17 /2002
Precio de apertura	$2.264,00
Precio promedio	$2.261,08
Precio de cierre	$2.256,00
Precio mínimo	$2.253,61
Precio máximo	$2.267,70

CAMPAÑA / INSTALARÁN AISLANTE PARA PREVENIR INCENDIO EN MOTOR

El lío de la Cherokee

Con la campaña mundial de prevención, en Colombia solo 20 de los 9.000 vehículos Cherokees, vendidos desde 1992, serán atendidos.



LOS AUTOMOTORES CHEROKEES que lo requieran serán reparados en cada país, sin costo, por los respectivos distribuidores.

Hasta hoy, a nivel mundial, no se ha presentado ningún incendio de motor en ninguno de los millones de vehículos del fabricante automotriz DaimlerChrysler. Sin embargo, para mantener su prestigio internacional, la firma, después de una investigación, decidió adelantar una campaña de servicio preventivo.

Como los análisis encontraron que en el motor de algunos modelos hay unas ranuras que se llenan de asfalto y otros materiales y que con el calor del motor pueden producir un incendio, se procedió a lanzar la campaña que incluye los vehículos Jeep Wrangler modelo 2000 a 2002, Jeep Cherokee 2000 a 2001 y Jeep Grand Cherokee 1999 a 2002 que se encuentren equipados con motor cuatro litros en línea.

En los países donde estén rodando estos automotores, los respectivos distribuidores instalarán gratis, a los automotores que lo requieran, un aislante que evite la posibilidad de que se alojen residuos, que de acumularse podrían generar fuego.

Sin accidentes

En Colombia el distribuidor autorizado de Chrysler es Crump América S.A., empresa que advirtió que en el país tampoco se ha presentado el primer caso con los vehículos vendidos.

La presidenta de la compañía, Mary Alice Crump, informó que en Colombia, desde 1992, se han vendido 9.000 cherokees, de los cuales podrían estar afectados por este error de fabricación solo el 0,2 por ciento, es decir unos 20 clientes.

Crump reiteró que cuando el fabricante mundial lo solicite, en el país se procederá a llamar estos propietarios para proceder a hacer las revisiones necesarias y adecuar los automotores que lo requieran, sin costo alguno para el propietario.

OBLIGACIONES / SECTOR PÚBLICO, CON EL MAYOR INCREMENTO

Deuda externa aumentó 9,6%

En 9,6 por ciento creció la deuda externa de Colombia en el último año, según un estudio elaborado por el Banco de la República.

Mientras que en el 2000 las obligaciones del país

La deuda privada subió 648 millones de dólares para totalizar 16.347 millones.

El informe señaló que del saldo total el 90,5 por ciento son obligaciones de largo plazo y el 9,5 por ciento de corto

acelerado crecimiento, el Gobierno sostuvo que por lo pronto no representa problema pero si no se tramita la reforma pensional y otros proyectos de carácter fiscal a la vuelta de un par de años pue-

MINCOMERCIO

Llamado a la UE

MADRID

La ministra de Comercio Exterior de Colombia, Ángela María Orozco, calificó en Madrid de "incomprensible" y "discriminatorio" el hecho de que la Unión Europea no tenga aún un acuerdo de libre comercio con la CAN.

El mensaje fue entregado en un foro de alto nivel sobre las relaciones económicas entre América Latina y la Unión Europea, organizado por la Fundación Euroamérica en el Hotel Ritz de Madrid.

Las respuestas, sin embargo, no fueron las mejores.

Iñigo Méndez de Vigo, Presidente de la Delegación del Parlamento Europeo en la Convención para el futuro de la UE, declaró que veía poco probable una pronta eliminación de los subsidios agrícolas en vista de la inminente ampliación al este de la UE.

Carlos Solchaga, ex ministro de hacienda de España, dijo que además de los factores de coyuntura política y económica en la Comunidad Andina, no ve en nuestros países la voluntad política de ir hacia un proceso de integración lo suficientemente firme como para enfrentar y superar las presiones sectoriales que normalmente se generan en estos casos.

Ni tampoco para lograr una convergencia macroeconómica básica –y ojalá monetaria– que impida lo que pasó en el Mercosur, que prácticamente se acabó tras la devaluación del

lógico Nasdaq perdió 6,12 puntos (0,34 por ciento) hasta 1.810,67, tras subir 63 puntos el martes.

No. Operaciones	51

(*) millones
Fuente: Banco de la República

MONEDAS

PAÍS	MONEDA	US$	PESOS
Europa	Euro	1.1242	2,012.60
Gran Bretaña	Libra Est. (£)	0.6925	3,267.23
Australia	Dólar	1.8811	1,202.79
China	Yúan	8.2772	273.35
Dinamarca	Corona	8.4500	267.76
Rusia	Rublo	31.195	72.530
Suiza	Franco Suizo	1.6595	1,363.40
Japón	Yen (¥)	131.46	17.211
Canadá	Dólar can.	1.5897	1,423.26
Brasil	Real	2.3125	978.40
Argentina	Peso	2.7800	813.87
Perú	Nuevo Sol	3.4000	665.46
Chile	Peso	647.70	3.4932
Venezuela	Bolívar	904.00	2.5028
Ecuador	Dólar	1.0000	2,262.56
México	Peso	9.1700	246.74
Panamá	Balboa	1.0000	2,262.56

Fuente: Agencias

FONDOS

ADMINISTRADOR ÚLTIMO MES	FONDO	EFC. NETA
Asesores en Valores	Invertir	10,59%
Correval	Fonval	10,17%
Acciones y Valores	Accival	10,36%
Ultrabursátiles	Ultrarenta	n.d.
Comis. de Colombia	Opción	11,04%
Promotora Bursátil	Promorenta	10,81%
BBVA Val. Ganadero	Fontesoro	11,73%
Corredores Asociados	Interés	9,95%
Serfinco	Olimpia	10,34%
Suvalor	Surenta	9,91%
Nacional de Valores	Rentaval	10,92%
Valores del Popular	Multiplus	11,01%
Profesionales de Bolsa	Valor	n.d.
Interacción	Interrenta	10,63%
Acciones de Colombia	Acco Renta	10,50%
Valores de Occidente	Occivalor	11,12%
Nación	Renta Nación	10,85%

Fuente: Comisionistas de bolsa

estaban alrededor del 36.600 millones de dólares al cierre del 2001 llegaron a 39.885 millones, es decir, el 48 por ciento del Producto Interno Bruto (PIB).

El mayor incremento lo registró el Gobierno cuya deuda externa llegó a 23.537 millones de dólares debido a la financiación anticipada que hizo el Ministerio de Hacienda para este año. La Dirección de Crédito Público salió a conseguir 1.900 millones de dólares mediante emisiones de bonos y créditos con organismos multilaterales para evitar problemas financieros en un año electoral.

plazo.

Sobre este último aspecto el Emisor dijo que la mayor dinámica de las obligaciones de corto plazo está asociada con la reducción del costo del endeudamiento externo y el crecimiento de las importaciones de bienes durante el año pasado.

La deuda externa es uno de los temas de debate en los últimos meses ya que mientras la Contraloría General de la República, analistas privados, e incluso el Banco de la República alertaron sobre su

de volverse explosiva. | real brasileño.

SUPERINTENDENCIA DE PUERTOS Y TRANSPORTE

AVISO

OBJETO: La Superintendencia de Puertos y Transporte, está interesada en contratar el suministro, por el sistema de precios fijos unitarios, de papelería, útiles de oficina e insumos para equipos de cómputo, con el fin de atender las necesidades básicas de la Entidad.

PARTICIPANTES: Podrán participar las personas naturales o jurídicas, consorcios uniones temporales que desarrollen las actividades del objeto de la presente licitación y que cumplan con los requisitos señalados.

RESOLUCIÓN QUE ORDENA LA APERTURA: 0526 de abril 9 de 2002.

FECHA DE APERTURA: 23 de abril de 2002, a las 10:00 horas.

CONSULTA DE TÉRMINOS: Del 22 de abril al 9 de mayo de 2002, de las 8:00 a las 17:00 horas, durante los días hábiles.

CIERRE DEL CONCURSO PÚBLICO: 9 de mayo de 2002 a las 16:00 horas.

AUDIENCIA DE ACLARACIONES: 26 de abril de 2002.

PRESUPUESTO OFICIAL: $ 110.000.000.00 m/l.

CRITERIOS DE SELECCIÓN: Para la selección de los proponentes se tendrán en cuenta los siguientes aspectos: Jurídicos, técnicos y económico.
Los interesados podrán dirigirse a la carrera 7 No. 73-47, piso 3, Bogotá, D.C. o comunicarse a los teléfonos 6407930, 6405212, a la línea 9800-915615 o a la dirección www.supertransporte.gov.co

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

70,2 por ciento utilización de la capacidad instalada de la industria en el primer bimestre.

DÓLAR

Tasa representativa del mercado	$ 2.262,56
Casa de cambio (c)	$ 2.130,00
Casa de cambio (v)	$ 2.170,00

CAFÉ COLOMBIANO — Dólares por libra OIC

Hoy	0,68
Ayer	0,68

PETRÓLEO — Dólares por barril

Hoy	24,75
Ayer	24,57

BOLSA DE COLOMBIA — IGBC (Índice General)

Hoy	1.139,91
Ayer	1.144,33

INTERÉS — Efectivo anual

DTF	10,27%
DTF Trimestre anticipado	9,66%
TBS Efectivo anual Bancos a 90 días	n.d.

UVR

HOY	$ 124,4764
MAÑANA	$ 124,5058

MONEDAS — Pesos por

Euro	$ 1.995,53
Bolívar	$ 2,50
Peso mexicano	$ 247,56

Ayuda contra el lavado

Colombia pidió ayer a la Unión Europea (UE) cooperación en el intercambio de informaciones para luchar contra el lavado de activos procedentes del narcotráfico y destinados a financiar el terrorismo. La directora jurídica de la Unidad de Información y Análisis Financiero del Ministerio de Hacienda, Luisa Fernanda Vargas, dijo que ese dinero ilícito se está utilizando para apoyar acciones terroristas no solo en el país, sino en el mundo.

Pliego de PCS en Internet



La Ministra de Comunicaciones, Ángela Montoya, anunció que el pliego de condiciones para la licitación de operadores de PCS se encuentra disponible en la página www.pcs.gov.co. A través del sitio, cualquier persona podrá estudiar y comentar el documento hasta el próximo 16 de mayo, cuando el grupo de trabajo del proceso analizará los comentarios y hará las modificaciones necesarias al pliego final.

Uribe pidió prudencia

El candidato a la Presidencia, Álvaro Uribe, pidió prudencia en torno a los hechos de Venezuela y abogó para que en ese país se consolide la democracia y se recupere la unidad nacional. "No nos ayudan protegiendo delincuentes", dijo, al término de una reunión con la junta directiva de la Asociación Nacional de Industriales (Andi), a la cual le pidió una gran diplomacia ante sus homólogos venezolanos para fortalecer las relaciones entre ambos países.

Así será el ajuste

Así será el recorte

El Ministerio de Hacienda oficializó

ESPAÑA / BBVA NIEGA LAVADO DINEROS EN LA NEGOCIACIÓN

Compra del Banco Ganadero, en la mira

BBVA Ganadero y dos de los involucrados en el escándalo afirmaron que la transacción fue transparente



EL BBVA GANADERO desmintió categóricamente que se hayan efectuado operaciones de lavado. Archivo / EL TIEMPO

MADRID Y BOGOTÁ

El escándalo por las cuentas secretas del Banco Bilbao Vizcaya Argentaria (BBVA) en paraísos fiscales llegó a Colombia, con la acusación de que la segunda entidad financiera española blanqueó 300 millones de dólares en el país y en Panamá para hacerse al control del Banco Ganadero.

El BBVA Ganadero y dos de los involucrados en el escándalo negaron ese señalamiento y afirmaron que la compra del Ganadero por el BBVA fue transparente.

Sin embargo, las dudas han quedado sembradas y harán parte de la investigación que adelanta el abogado español Baltasar Garzón -que la semana pasada asumió el caso de las cuentas secretas del BBV-, reconocido por el caso quien identifica como "el zar de las esmeraldas".

La oficina de comunicaciones del BBVA desmintió "categóricamente" que se hayan "efectuado operaciones de blanqueo de dinero desde Puerto Rico o desde cualquier otra oficina o filial del banco".

En Bogotá, un comunicado expedido por la entidad agrega que "el señor Víctor Ca- Ganadero antes de que pasara a manos del BBVA– dijo en diálogo con la emisora La FM que: "Aquí no hay nada de nada; no tengo nada que ver con lavado de activos". Agregó que nunca ha lavado dólares ni ha sido alcahuete de nadie. "El BBVA compró el (Banco) Ganadero en bolsa, públicamente", dijo.

De Puerto Rico

ANDI

Zozobra empresarial

El primer bimestre del año estuvo marcado por una fuerte incertidumbre empresarial, que se reflejó en un menor dinamismo en la producción y las ventas de la industria en general.

Así se desprende de la encuesta mensual de la Asociación Nacional de Industriales (Andi) y 8 gremios más, según la cual, en los dos primeros meses del año la producción creció 5 por ciento y las ventas 4,4 por ciento, con respecto al mismo periodo del año anterior.

Sin embargo –al excluir la actividad de las cervecerías– estas tasas se reducen a 2 por ciento en producción y 1,4 por ciento en ventas.

La encuesta hizo la discriminación de las cifras porque, a raíz de la huelga de Bavaria el año pasado, el sector bebidas cayó casi un 50 por ciento lo que distorsiona la información.

"El sentimiento generalizado es de cierta incertidumbre que solamente va a pasar después de las elecciones presidenciales", dijo Luis Carlos Villegas, presi-

Miles de millones de $

Minhacienda	801,6
Fogafín	460,0
Deuda externa	200,0
Metro de Cali	10,0
Educación	93,6
Presidencia	110,8
Agricultura	79,6
Transporte	43,5
Planeación	53,1
Rama Judicial	4,8
Fiscalía	4,3

Fuente: Ministerio de Hacienda.

ayer mediante decreto el ajuste de 1,8 billones de pesos en el gasto público para este año. De esos recursos 1,3 billones serán un recorte de partidas del presupuesto y los restantes 500.000 millones corresponden a aplazamientos hasta el 30 de septiembre del presente año. El Ministerio de Defensa, la Policía y la Registraduría son algunas entidades que se salvan del recorte.

Ganado, a vacunarse

Con la meta de erradicar la brucelosis en 3 años, Fedegán presupuestó ciclos de vacunación por valor de 34.000 millones de pesos. La brucelosis produce dificultades reproductivas en las vacas, que se manifiestan en infertilidad, abortos infecciosos o retención de placenta. Serán vacunadas 1,8 millones de terneras de 4 a 9 meses. Las vacunas serán gratuitas y la primera jornada de vacunación comenzará el próximo 6 de mayo, simultáneamente con la vacunación contra la fiebre aftosa.

en contra de Augusto Pinochet.

Según el diario *La Vanguardia* de Barcelona (España), autor de la denuncia, la historia se remonta a 1996, cuando el BBV compró el 35 por ciento del Ganadero.

Cuenta que para controlar la entidad colombiana, la española entró en negociaciones con el grupo Fidugán, que poseía el 32 por ciento y estaba controlado por Marcos Aurelio Royo Anaya, Enrique Gerlein y Víctor Carranza, a quien la justicia española investiga por el manejo de fondos reservados de Pinochet. Carranza no ha participado como accionista en el Banco Ganadero ni en BBVA Fiduciaria".

Royo, por su parte, –miembro actual de la junta directiva de la BBVA Fiduciaria (antes Fidugán)– le dijo a EL TIEMPO, desde Nueva York, que: "Ni préstamos sin pagar, ni lavado de dólares. "Eso es absolutamente falso. Ni (Enrique) Gerlein ni yo conocemos a Víctor Carranza", dijo.

Gerlein –ex presidente de la junta directiva del Banco

EL TIEMPO estableció ayer en Bogotá, Nueva York, Madrid y San Juan de Puerto Rico que el origen de las imputaciones contra el BBVA es el abogado boricua Nelson Rodríguez, que ejerció hasta finales de los años 90 como asesor legal de la oficina del entonces Banco Bilbao Vizcaya (BBV) en la isla caribeña, puesto del cual fue despedido por

1-13

dente de la Andi.

Los indicadores van de la mano del crecimiento preliminar del 1,8 por ciento del Producto Interno Bruto, en el primer trimestre, según el Gobierno.

La cifra no es del todo favorable, si se tiene en cuenta que se compara con un mal primer trimestre en el 2001, cuando se registró un descenso del 0,11 por ciento.

REPÚBLICA DE COLOMBIA
MINISTERIO DE DEFENSA NACIONAL
FUERZA AÉREA COLOMBIANA
LICITACIÓN PUBLICA
No. 10-FAC-DITIN-2002

OBJETO:
El objeto de la presente solicitud de oferta es contratar el mantenimiento y adecuación del backbone y red LAN de la red de comunicación de datos de unas Bases Aéreas de la Fuerza Aérea Colombiana.

RESOLUCION DE APERTURA No. 03 del 12 de Abril de 2002

FECHA Y HORA DE INICIO DEL PLAZO DE LA LICITACIÓN:
2 de Mayo de 2002 a las 10:00 horas

FECHA Y HORA DE CIERRE DEL PLAZO DE LA LICITACION:
15 de Mayo de 2002 a las 10:00 horas

PRESUPUESTO OFICIAL: $500'235.127,oo

CONSULTA DE PLIEGOS DE CONDICIONES: COMANDO DE LA FUERZA AÉREA COLOMBIANA, DEPARTAMENTO DE CONTRATACIÓN, en la ciudad de Bogotá, oficina No. 311. Fax No. 2-22-24-26; a partir de la fecha de publicación del primer aviso, o en la Página WEB de la Fuerza Aérea: www.fac.mil.co

VENTA DE PLIEGOS: a partir de la fecha de inicio del plazo de la licitación.

CRITERIOS DE EVALUACION:
Aspectos Técnicos 500 puntos y Aspectos Económicos 500 puntos

EMPRESA DE ENERGÍA DE BOGOTÁ S.A. ESP

La Empresa de Energía de Bogotá S.A. Empresa de Servicios Públicos, en cumplimiento de la Resolución CREG 061 de 2000, informa que el día 12 de abril del año 2002, quedaron indisponibles las líneas de transmisión a 230 kV Guavio - Circo 1 y 2, debido a atentados dinamiteros que ocasionaron el colapso de cuatro torres ubicadas en el municipio de Gachetá, Departamento de Cundinamarca, como consecuencia de un evento de fuerza mayor o caso fortuito.

VIGILADA SUPERSERVICIOS SSP PÚBLICOS

LA PREVISORA S.A. COMPAÑÍA DE SEGUROS
LICITACIÓN PÚBLICA No. 003 DEL 2002
RESOLUCIÓN No. 007 DEL 2002

• SEGUNDO AVISO

OBJETO: Contratación, bajo la modalidad de Outsourcing, del suministro de papelería, insumos para equipos de oficina, útiles de escritorio, elementos de aseo y cafetería, para sus oficinas en todo el territorio nacional. Actividad: (3) Proveedores, Especialidad: 322 y 320.

INFORMACIÓN GENERAL

PRESUPUESTO: Quinientos cuarenta y cinco millones de pesos ($ 545.000.000).

CONSULTA Y VENTAS DE PLIEGOS DE CONDICIONES: Podrán consultarse desde el 19 de abril del 2002 hasta el 10 de mayo del 2002, en el horario de 9:00 a.m. a las 12:00 m y de las 2:00 p.m. hasta las 5:00 p.m., en la Subgerencia de Suministros, situada en la calle 57 No. 9-07, piso tercero de Bogotá, D.C., o también en nuestra página web www.previsora.gov.co

VALOR DEL PLIEGO: Un millón noventa mil pesos ($ 1.090.000) no reembolsables. Las copias adicionales tendrán un costo de cincuenta mil pesos ($ 50.000). La adquisición de copias no da derecho a participar en la licitación.

FECHA DE APERTURA DE LA LICITACIÓN: 02 de mayo del 2002, en la Subgerencia de Suministros, situada en la calle 57 No. 9-07, piso tercero de Bogotá, D.C.

FECHA DE CIERRE DE LA LICITACIÓN: 10 de mayo del 2002, en la Subgerencia de Suministros, situada en la calle 57 No. 9-07, piso tercero de Bogotá, D.C.

FACTORES DE EVALUACIÓN:

- Valor de la propuesta
- Experiencia en contratos similares
- Evaluación financiera
- Capacidad logística

LA COMPAÑÍA SURAMERICANA ADMINISTRADORA DE RIESGOS PROFESIONALES Y SEGUROS DE VIDA S.A. - SURATEP S.A.

Hace saber que estando afiliado a SURATEP falleció el señor **RAFAEL VILLALBA QUINTERO** el día 20 de diciembre de 2001, quien venía laborando en Seguridad Móvil de Colombia S.A. Las siguientes personas se han presentado a reclamar las prestaciones económicas: La señora Eliana Marcela García Tovar y los menores Paola Marcela y Ana María Villalba García en calidad de cónyuge e hijas del fallecido. Las personas que se crean con mejor o igual derecho para reclamar las prestaciones económicas de sobrevivientes, deben solicitarla en la siguiente dirección: Cra. 50 No. 52-50, piso 10 Medellín, Tel. 5113545.

Segundo aviso

El Administrador del Sistema de Intercambios Comerciales del Mercado de Energía Mayorista

Informa:

Que, en cumplimiento de lo establecido en la Resolución 116 de 1998 expedida por la Comisión de Regulación de Energía y Gas, iniciará un programa de limitación del suministro de energía eléctrica **a partir del día 18 de abril de 2002**, en el horario comprendido **entre las 10:00 a.m. y las 11:00 a.m.**, a los usuarios atendidos en el ámbito nacional por la EMPRESA DE ENERGÍA ELÉCTRICA DE ARAUCA E.S.P., entidad que actualmente se encuentra en mora de pago del vencimiento del 1 de marzo de 2002 con el Mercado de Energía Mayorista.

Los usuarios pertenecientes a los circuitos no desconectables y los que son atendidos por comercializadores que no están en mora no serán afectados por el programa de limitación de suministro.

Los horarios en que se realizará el programa de limitación de suministro se incrementarán en las siguientes fechas:

FECHA	ANTIGÜEDAD	DURACIÓN	HORARIO
18 Abril de 2002 - 30 Abril de 2002	31-60	1 hora	10:00 - 11:00
1 Mayo de 2002 - 30 Mayo de 2002	61-90	2 horas	09:00 - 11:00
31 Mayo de 2002 - 29 Junio de 2002	91-120	3 horas	09:00 - 12:00
> 29 Junio de 2002	> 120	4 horas	09:00 - 13:00

Si la empresa tiene vigente un programa de limitación del suministro, los horarios por corte de energía publicados en este aviso quedarán incluidos en el programa anterior.

Asimismo, informa a todos los usuarios y a los terceros afectados por la limitación de suministro de energía eléctrica que los daños y perjuicios ocasionados serán responsabilidad de la empresa morosa.

TERCER AVISO REGIONAL
Miércoles 17 de abril de 2002.

EL TIEMPO

THE WALL STREET JOURNAL AMERICAS.

EL TIEMPO Y GRUPOS DIARIOS DE AMÉRICA *Una publicación de* DOWJONES http://wsj.com MIÉRCOLES 17 DE ABRIL DE 2002

What's News—®

INTERNACIONAL

INTEL registró ganancias de US$936 millones en el primer trimestre de 2002, un 93% más que en 2001. Aunque el resultado responde a un cambio contable, la empresa no dio noticias negativas, lo que es un signo positivo en el mercado. Además, mejoró su margen de rentabilidad.

* * *

NTL, operadora del principal sistema de televisión de pago de Gran Bretaña, llegó a un principio de acuerdo para transferir la propiedad de la empresa a sus tenedores de bonos, lo que convertirá US$10.600 millones de deuda en capital.

General Motors tuvo una ganancia neta de US$228 millones durante el primer trimestre, una caída del 3,8% frente a 2001. El descenso responde a un cargo de reestructuración y a las pérdidas de su filial Hughes Electronics.

* * *

IBM y **Hitachi** alcanzaron un acuerdo preliminar para fusionar sus divisiones de unidad de disco en una empresa conjunta. Hitachi tendría una participación del 70%.

* * *

Philips, de Holanda, sorprendió al mercado al volver a la rentabilidad, con una ganancia de 9 millones de euros en el primer trimestre. Aunque es un importante descenso frente a los 93 millones de euros en 2001, es una señal de recuperación.

GlaxoSmithKline y **Pharmacia** terminaron pruebas sobre dos medicamentos que frenan el desarrollo del mal de Parkinson. Los dos estudios se presentaron esta semana ante la Academia de Neurología de EE.UU.

* * *

La producción industrial de EE.UU. subió un 0,7% en marzo, su mayor alza de los últimos dos años. Los precios al consumo subieron un 0,3% en marzo, menos de lo esperado.

* * *

Coca-Cola tuvo una pérdida neta de US$125 millones en el primer trimestre, frente a una ganancia de US$863 millones el año anterior.

* * *

Este año se inaugurará el primer banco comercial de óvulos de EE.UU. La institución, que congelará óvulos por un alto precio, está causando polémica por estar promocionándose entre mujeres solteras.

* * *

Las ventas mundiales de discos compactos cayeron 5% en 2001, primera caída desde la aparición del formato en 1983. En América Latina las ventas de música fueron afectadas por la piratería. En Brasil cayeron 25% y en México 16%.

* * *

Delta Air Lines registró una pérdida de US$397 millones durante el primer trimestre. El sector sigue en crisis tras los

REGIONAL

La Prensa Venezolana, Acosada por los Chavistas en las Calles y el Parlamento

MARC LIFSHER Y MATT MOFFETT
The Wall Street Journal

CARACAS

Tras el efímero golpe de estado contra el presidente Hugo Chávez, la presunta inclinación de los poderosos medios de comunicación venezolanos por las fuerzas antichavistas los está convirtiendo en blanco de la ira callejera y del escrutinio del Congreso.

La difícil relación entre el izquierdista Chávez y los medios venezolanos permite apreciar cómo está este país, extremadamente polarizado, lucha p recomponerse tras una excepcional semana en la que Chávez fue derrocado con un golpe el viernes sólo para ser restituido por militares leales el domingo.

En comentarios conciliatorios hacia la oposición el lunes, Chávez realizó un llamado público a detener los ataques contra los periodistas de televisión, quienes se han quejado de ser apedreados y amenazados por simpatizantes de Chávez en la calle en días recientes. Aun así, el principal regulador de telecomunicaciones de Chávez y sus seguidores en el Congreso dijeron que investigarán si los medios, especialmente las cuatro principales cadenas de televisión de Caracas, jugaron un papel en fomentar el frustrado esfuerzo por derrocar a Chávez la semana pasada. La investigación tendría la intención de "más que para castigar, para establecer responsabilidades y dar recomendaciones", dijo Juan Barreto, miembro del partido de Chávez que encabeza la comisión de medios del Congreso.

Venevisión, una de las estaciones de TV más importantes de Caracas, controlada por el hombre más rico de Venezuela, el multimillonario Gustavo Cisneros, transmitió un informe especial el lunes por la noche diciendo que no había participado en conspiraciones contra el gobierno de Chávez. Y ejecutivos de la televisión hicieron todo lo posible ayer para distanciarse de cualquier complicidad en el golpe de la semana pasada contra Chávez.

Desde hace tiempo, Chávez ha tenido una relación hostil con los medios y eso llegó a su punto crítico la semana pasada. El lunes de la semana pasada, previendo una huelga general convocada por los opositores políticos de Chávez, el vicepresidente de Chávez, Diosdado Cabello, interrumpió la programación habitual en todas las estaciones para hacer un llamado a los trabajadores a que regresaran a sus empleos como lo harían en circunstancias normales.

El martes de esa misma semana, a medida que crecían las manifestaciones frente a Petróleos de Venezuela, el número de ese tipo de interrupciones gubernamentales, conocidas como cadenas, aumentó. Las estaciones contrarrestaron las cadenas dividiendo las pantallas, con imágenes de Chávez a un lado y tomas de las multitudes manifestando contra el gobierno en el otro.

El jueves, la TV ofreció cobertura a fondo y gráfica de las masivas demostraciones en contra de Chávez, incluyendo los enfrentamientos de las fuerzas a favor y en contra el presidente que dejaron 14 muertos. Cuando las estaciones volvieron a dividir la pantalla con una mitad mostrando a Chávez hablando y la otra enseñando la lucha en las calles, Chávez respondió retirando a las televisoras del aire la tarde del jueves.



Hugo Chávez

"La realidad es que no podíamos trabajar", dice el presidente de Venevisión Víctor Ferreres. Muchos de los trabajadores de la cadena habían recibido amenazas, dice Venevisión.

También, Ferraras culpa de la escasa cobertura a la "incierta situación" que evitaba que los periodistas distinguieran los hechos de los rumores. Pero los simpatizantes de Chávez han señalado que la misma incertidumbre no había evitado que Venevisión cubriera las protestas antichavistas.

De forma creciente durante sus tres años en el poder, Chávez ha atacado a la prensa por haber estado en contra de su gobierno y a favor de los intereses de los sectores más acaudalados que él ha atacado. Mientras la relación con los medios ha empeorado en los meses recientes, Chávez comenzó a hablar de la necesidad de aprobar una "Ley de Contenidos" para regular la calidad y veracidad de la programación de radio y TV. El proyecto de ley, repudiado por los medios como una forma de censura, está bajo revisión y comentario públicos antes de enviarse a la Asamblea Nacional de Venezuela.

UE Amenaza con Adelantar Represalia por el Acero

GEOFF WINESTOCK
The Wall Street Journal

BRUSELAS

El comisario de Comercio de la Unión Europea, Pascal Lamy, está amenazando con aplicar sanciones comerciales por US$300 millones dentro de dos meses a productos estadounidenses para presionar al gobierno de George tarse con algunos gobiernos europeos, que no quieren enfrentarse con EE.UU. Para satisfacerlos, el comisario redujo el monto inicial de las sanciones y es probable que elija productos que sean politicamente menos sensibles en EE.UU.

Funcionarios de la UE no especificaron qué productos estarán en

Cuándo Ocurrirá Qué

Fechas cruciales en la batalla del acero:


Mayo
La UE debe notificar a la OMC sobre su lista de US$300 millones en sanciones "unilaterales"
Noviembre
Elecciones legislativas en Estados Unidos
Octubre
El gobierno revisará su plan de tres años para imponer sanciones al acero importado
2002
2003

ARGENTINA ha emitido 3.300 millones de pesos en lo que va del año, alrededor del 94% de los nuevos billetes que dijo que imprimiría para todo 2002, informó el presidente del banco central, Mario Blejer.

Rodolfo Gabrielli, ministro de Interior de Argentina, y el enviado del FMI a ese país, acordaron ayer que las provincias firmarán pactos presupuestarios en mayo. Los acuerdos incluyen que las provincias dejarán de emitir bonos en junio.

* * *

Public Service Enterprise Group, energética estadounidense, tomó un cargo de US$31 millones en el primer trimestre por los activos que posee en Argentina. Esta medida reduce su riesgo en el país a US$585 millones, de US$632 millones.

Globo Cabo, la atribulada operadora brasileña de televisión por cable, dijo que sus principales accionistas pidieron que la empresa empiece a cotizar en bolsa para contribuir a su recapitalización. La empresa espera recaudar US$431 millones.

* * *

La demanda de ejecutivos en América Latina se redujo un 27% en el primer trimestre de 2002 frente a 2001 de acuerdo con Korn/Ferry. Frente al último trimestre de 2001, se presentó un alza del 11%.

* * *

Standard & Poor's mantuvo la calificación crediticia de Chile y cambió su perspectiva de "estable" a "positiva". La agencia mejoraría la calificación del país a corto plazo.

Envíe sus comentarios a:
americas@wsj.com

W. Bush a que abandone los aranceles proteccionistas que impuso a las importaciones de acero.

Anteriormente, Lamy había dicho que estaba considerando sanciones sobre US$2.100 millones en productos estadounidenses, con la salvedad de que la UE aplazaría su represalia al menos un año, dando tiempo a la Organización Mundial de Comercio (OMC) para que dictaminara si los aranceles estadounidenses son justificables.



Pascal Lamy

Al adelantar esa fecha, la UE intenta poner presión sobre Washington antes de las elecciones parlamentarias de noviembre, y conseguir el apoyo de otros países productores de acero para formar una alianza contra los aranceles estadounidenses. Pero Lamy corre el riesgo de enemistar a la lista, pero entre los más factibles están algunas de las exportaciones siderúrgicas por US$500 millones que salen cada año de EE.UU. rumbo a la Unión Europea. Ello apuntaría precisamente a la misma industria a la que afectó Bush. Asimismo, tranquilizaría las quejas de los consumidores europeos, ya que la represalia se concentraría en el sector siderúrgico.

La UE mantendría en reserva las sanciones comerciales contra los productos estadounidenses de estados decisivos políticamente, como Wisconsin, de donde provienen las motocicletas Harley Davidson, y Florida, conocida por sus cítricos, que estaban ubicados en un lugar importante en la "lista negra" que Lamy recientemente hizo circular entre los gobiernos miembros de la UE. Esos productos sólo se verían afectados en la segunda mitad del próximo año, una vez que un comité de resolución de disputas de la OMC emita su fallo acerca de si los aranceles de EE.UU. sobre el acero cumplen o no con las normas mundiales de comercio.

Al reducir la lista de represalias iniciales, la UE cree que se está ciñendo a las reglas de la OMC y, por lo tanto, puede presentarse como la defensora del libre comercio del mundo.

Lamy dice que todavía tiene la esperanza de que EE.UU. elimine los aranceles sobre el acero o acepte ofrecer compensación en la forma de aranceles más bajos para otros productos de la UE. Pero en su testimonio frente al Parlamento Europeo el martes, dijo que ahora estaba convencido de que represalias tempranas estarían justificadas ante la OMC. "Mi interpretación de las reglas es prácticamente certera", dijo Lamy. "Si fracasamos en las conversaciones de compensación, Europa podría suspender las preferencias comerciales de EE.UU.".

Lamy aún debe convencer a los miembros de la UE de que respalden sanciones, y ya está enfrentando el descontento de representantes de industrias en Gran Bretaña y Alemania, que se quejaron porque las represalias podrían afectar a los consumidores locales de productos estadounidenses.

Junio
- Plazo límite de la OMC para concluir sus conversaciones sobre cómo EE.UU. compensará a los países exportadores de acero
- La UE debe decidir si impone sanciones antes

Mediados 2003
- Panel de OMC emite su resolución sobre las tarifas de EE.UU. al acero
- La UE podría empezar a imponer el resto de las sanciones en su lista de US$2.100 millones

Fuente: WSJ research

La Pugna en la Cúpula de Vivendi se Recrudece

JOHN CARREYROU
Y BRUCE ORWALL
The Wall Street Journal

Jean-Marie Messier, el extravagante presidente de Vivendi Universal SA que intenta transformar al conglomerado francés en un imperio de medios global, enfrentó nuevos problemas al despedir al responsable de sus operaciones de televisión en Francia, lo que desató una auténtica rebelión.

Messier, quien se mudó a Nueva York para supervisar el crecimiento del grupo en Estados Unidos, regresó ayer rápidamente a París para intentar apagar el incendio en Canal Plus, la deficitaria firma francesa de televisión. Pero en lugar de aplacar el fuego, su visita pareció avivar las llamas.

Messier despidió a Pierre Lescure, presidente de Canal Plus, un hombre muy popular en su tierra y un símbolo de la cultura francesa, a quien Messier percibía como una amenaza.

Canal Plus es el principal soporte financiero de la industria cinematográfica francesa. Lescure, cofundador de la empresa hace 18 años, gozaba de la confianza de los cineastas franceses, que temen que Messier quiere recortar el financiamiento de Canal Plus a la industria cinematográfica francesa para favorecer a los éxitos de taquilla de Hollywood. Además, su despido se produjo sólo cuatro días después de que renunciase abruptamente el número dos de Canal Plus, Denis Olivennes.

La salida de Lescure provocó un auténtico revuelo en los círculos cinematográficos franceses y en la sede de Canal Plus, donde los empleados tomaron el control del canal, en medio de protestas.

Tras enterarse del despido de Lescure, los representantes sindicales de Canal Plus tomaron el canal y arremetieron contra Messier en emisiones televisadas. Lescure, que apareció en pantalla con lágrimas en los ojos, explicó en una entrevista que Messier lo había echado al arreglar la contratación de Xavier Couture, un ejecutivo del grupo de televisión francés TF1 SA para reemplazarlo antes de despedirlo.



Jean-Marie Messier

Los representantes sindicales, que contaron con el apoyo de figuras populares de la TV de Canal Plus en sus protestas, instaron a los suscriptores de la empresa a seguirlos en su manifestación frente a la sede central de Vivendi en París que tendrá lugar hoy. En lo que parece ser un contraataque para cuidar su imagen, Messier apareció durante la tarde en el noticiario de France 2, red estatal de TV, para defender su decisión de despedir a Lescure.

Este estallido en Canal Plus se produce en un momento sensible para Messier. El ejecutivo está bajo una presión cada vez mayor por parte de los inversionistas para revertir la sostenida caída del precio de la acción de Vivendi.

Los títulos de Vivendi han caído un 36% este año y han perdido un 47% desde que la empresa compró Seagram Co. y Canal Plus en diciembre de 2000.

La prensa francesa ha especulado que Messier está empezando a perder el apoyo de los miembros del directorio de Vivendi, aunque algunos miembros del mismo y fuentes cercanas a Messier lo niegan.

En medio de las críticas que llueven sobre Messier, un personaje clave de la empresa dijo que el presidente de Vivendi Universal necesita que le den un respiro para ejecutar el plan que ha trazado.

Barry Diller, el recién nombrado titular de Vivendi Universal Entertainment, dijo que Vivendi es una compañía en transición y que "la discusión sobre la acción y su precio durante períodos de transición no es muy esclarecedora". Diller agregó que los actuales cambios son consistentes con la promesa de la empresa de concentrarse este año en las operaciones en vez de en adquisiciones, y que sería "negativo y poco inteligente" obligar a Messier a salirse de su rumbo.

Pero al ir hacia adelante, la duda es si esta montaña de críticas se transformará en una profecía fatídica que hunda a Messier y su visión para la empresa.

Obstáculos a un Arreglo con Andersen

RICHARD B. SCHMITT
Y MICHAEL SCHROEDER
The Wall Stree Journal

Dos nuevas disputas, que involucran a los acreedores de Enron y el reclamo de un fiscal general estatal, amenazan con obstaculizar un posible acuerdo entre Arthur Andersen LLP y el Departamento de Justicia de Estados Unidos.

Surgen problemas con sus acreedores y nuevas acciones legales.

La atribulada firma trata de negociar los términos finales de un acuerdo con el Departamento de Justicia para aplazar una acción judicial por obstrucción a la justicia, ligada a la destrucción masiva de documentos en la oficina de Andersen en Houston en el último trimestre del año pasado.

Andersen también intenta llegar a un acuerdo en los reclamos civiles entablados por accionistas de Enron y en una investigación de la Comisión de Bolsa y Valores estadounidense. Un arreglo en al menos uno de esos asuntos podría ser anunciado el miércoles, dijeron personas cercanas.

Pero ayer surgieron problemas de último minuto en dos frentes.Un grupo de bancos, nombrados junto con Andersen como demandados en litigios civiles presentados por accionistas y jubilados de Enron, estaba rechazando exenciones que los abogados demandantes consideran esenciales para cualquier acuerdo.

Las exenciones evitarían que los bancos reduzcan los pagos impuestos por fallos judiciales basándose en que Andersen es incapaz de pagar su parte completa de los daños en litigios pendientes.

El problema es la estipulación de una ley federal de 1995, aprobada con el apoyo mayoritario de la industria contable, que elimina la responsabilidad conjunta en demandas de fraudes de valores. Algunos de los bancos también son acreedores de Enron y tienen pendientes sus propias acciones legales contra Andersen.

En tanto, el fiscal general de Connecticut, Richard Blumenthal, instó al Departamento de Justicia a considerar nuevas acusaciones de faltas contra Andersen antes de llegar a un convenio con la firma. En una carta al secretario de Justicia de EE.UU. Blumenthal dijo que existía evidencia de que Andersen sabía que un cliente, First Connecticut Life Insurance, estaba restándole importancia a los pasivos e inflando sus activos antes de quebrar en 1996.

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA
54,5 gigavatios/hora de energía, exportó Colombia en marzo a Venezuela y Ecuador.

DÓLAR		CAFÉ COLOMBIANO		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS	
Tasa representativa del mercado	$ 2.266,92	Dólares por libra OIC		Dólares por barril		IGBC (Índice General)		Efectivo anual DTF	10,27%	HOY $ 124,4470	Pesos por Euro	$ 1.993,82
Casa de cambio (c)	$ 2.130,00	Hoy	0,68	Hoy	24,57	Hoy	1.144,33	DTF Trimestre anticipado	9,66%	MAÑANA $ 124,4764	Bolívar	$ 2,50
Casa de cambio (v)	$ 2.170,00	Ayer	0,70	Ayer	23,47	Ayer	1.146,83	TBS Efectivo anual Bancos a 90 días	10,28%		Peso mexicano	$ 247,35

Ventas de banda ancha

La empresa New World Network, principal propietaria del cable de fibra óptica Arcos, informó que al finalizar el primer trimestre de este año ha vendido más de 28,5 millones de dólares en ancho de banda. La red de la empresa ha entrado en servicio comercial y mantiene conectadas a 15 ciudades en los Estados Unidos, México, Centroamérica, Sur América y El Caribe. En Colombia la red también estará disponible a través de un punto en Cartagena.

En marzo, menos energía

Tasas de crecimiento de la demanda de electricidad
Porcentajes


Octubre 3,86
Noviembre 1,19
Diciembre 2,05
Enero/02 2,84
Febrero 4,38
Marzo 0,82

Fuente: ISA.

La demanda de energía en marzo apenas creció 0,82 por ciento con respecto al mismo mes del año anterior e inferior al 4,38 por ciento registrado en febrero, según Interconexión Eléctrica S.A. El valor se vio afectado por la Semana Santa ya que el año pasado se registró en abril. En lo corrido del año, la demanda aumentó 2,62 por ciento, mientras que en los últimos 12 meses creció 2,49 por ciento.

La más admirada

La empresa Kimberly-Clark, que en Colombia fabrica los pañales desechables Huggies, fue catalogada por la revista Fortune como la número uno de las empresas más admiradas en América. La empresa acaba de lanzar el pañal Huggies Natural Care, con el que busca aumentar su actual participación en el mercado nacional, que es de 19 por ciento. En Colombia se consumen 920 millones de pañales al año por un valor de 130 millones de dólares.

Reelegido Fadul

AEROREPÚBLICA / PONE EN MARCHA ESTRATEGIA DE DEFENSA

El tercero en discordia

La compañía aérea, con el 18% del mercado, quiere que los viajeros de negocios sean el 30% de su operación. Hoy son el 15%.

Desde que se comenzó a hablar de una posible integración entre Avianca y Aces, en enero del 2001, AeroRepública se convirtió en un 'tercero en discordia', que protestó para que el negocio no siguiera adelante.

Pero éste no solo siguió, sino que ya no tiene reversa.

Hoy, el reto del 'David' enfrente al 'Goliat' es demostrar que sí tiene armas para defenderse.

Alfonso Ávila, presidente de AeroRepública, le dijo a EL TIEMPO que la esencia de su estrategia de ataque será conquistar viajeros de negocios, que hoy le aportan cerca del 15 por ciento de sus ingresos.

¿El objetivo? Que éstos lleguen a significar por lo menos el 30 por ciento.

No se trata, sin embargo, de un reto fácil. Es, incluso, bastante riesgoso.

Por un lado, significa un cambio de mira con respecto a lo que AeroRepública había hecho tradicionalmente: competir con precios bajos.

Pero además, el sueño de atraer viajeros de negocios no es exclusivo de Aero- [...] nificó una inversión superior a los 40 millones de dólares, más de 80 mil millones de pesos.

"El mercado mundial de pasajeros ha caído entre 10 y 15 por ciento desde el 11 de septiembre. Eso ha hecho que las aerolíneas tengan parqueada una gran cantidad de aviones. De hecho, en los desiertos de Estados Unidos hay más de 1.000 aviones parados, lo que se convierte en una excelente oportunidad para adquirirlos por leasing a un costo bastante favorable", dijo Ávila.

Más allá de renovar la flota, de por sí un requisito dentro de las normas aeronáuticas nacionales, por los niveles de ruido exigidos, lo que busca AeroRepública es mejorar el servicio, pensando –de nuevo– en los pasajeros corporativos: "Prefiero llamarlo pasión por el servicio, exceder las expectativas", contó Ávila.

Así, los aviones ayudarán a tener más frecuencias y disponibili- [...]



ALFONSO ÁVILA, presidente de AeroRepública.

Participación de AeroRepública en el mercado Jet (%)


13,6
15,6
17,5
18,7
1998
1999
2000
2001

Fuente: AeroRepública

Idealmente, la renovación de flota también permitirá satisfacer otra de las necesidades del viajero de negocios –que no se preocupa por el dinero, pero sí por el tiempo–. Se trata del cumplimiento.

"Siempre tendremos un avión estacionado que podrá realizar una ruta en caso de que otro no pueda volar", según Ávila.

Una 'escala' adicional para el logro de la estrategia de conquista se dará en el campo del mercadeo. Por un lado, AeroRepública ha diseñado paquetes 'de 24 horas' y de '12 horas', en alianza con hoteles, para aquél que viaja por un período corto.

Por otro, es bien sabido que una buena parte de la decisión de compra de un tiquete está influida por las agencias de viaje. Así, la aerolínea les pagará a las agencias una comisión superior a la que les dan sus competidores.

Y el 'aterrizaje' definitivo, confía Ae- [...]



William Fadul (en la foto), presidente ejecutivo de la Federación de Aseguradores Colombianos (Fasecolda) desde su fundación en 1976, fue reelegido ayer para un nuevo período de dos años. Temas prioritarios serán el terrorismo en el sector asegurador, la reforma al sistema de pensiones y el hurto de vehículos. También se conformó la junta directiva, que presidirá Santiago Osorio (de AIG Vida) y cuyo vicepresidente es Fernando Quintero (presidente de Seguros Colpatria).

Archivo / EL TIEMPO

rolíneas.

Al fin y al cabo, quienes viajan por trabajo les dejan a las firmas un mayor margen de ganancia que los turistas, pues se preocupan menos por cuánto les cuesta el viaje.

Adicionalmente, atraer pasajeros corporativos les ayuda a las líneas aéreas a solucionar una talanquera con la que siempre se encuentran: los resultados son buenos en temporada alta, pero la caída es muy fuerte en temporada baja.

Nueva flota

Sea como sea, AeroRepública piensa que podrá convencer a los usuarios de que es más que precios bajos.

El 'despegue' o primer paso de la estrategia fue conseguir cinco aviones MD 80 por leasing –arrendamiento financiero–, lo que significan unen a Bogotá con Cali y Medellín, que significan el 50 por ciento del mercado, principalmente el corporativo.

No es que AeroRepública esté pensando en abandonar el resto del país. "Pero queremos concentrarnos un poco. De hecho, ya dejamos Cuba y Aruba y no estamos pensando en rutas internacionales", aceptó el directivo.

República, será despejar los temores sobre quiénes somos y quiénes nos prestan servicio de mantenimiento", dijo Ávila.

Por eso, tiene en sus manos un listado de sus socios (ver recuadro) y de sus proveedores, entre los cuales están nombres conocidos como Boeing, Pratt & Whitney, Garret, Honeywell.

Así, AeroRepública aspira a convencer al público, y sobre todo a sus competidores, de que no es ningún David indefenso. Incluso, aspira a lograr el 23 por ciento de participación de mercado este año.

Sin embargo, Avianca y Aces apenas han dado algunas puntadas sobre cuáles serán sus armas y cuál será verdaderamente el alcance de su papel de Goliat reforzado, de manera que la misión de AeroRepública es complicada.

LOS ACCIONISTAS DE AEROREPÚBLICA

La inversión extranjera es del 80 por ciento:
- Grupo Británico AIF (De Havilland Corp.), registrado en la Bolsa de Londres y liderada por David Massie.
- Grupo Aeron. Fundado por Amos Guinor (fallecido), quien participó en el diseño del Boeing 727. Creó Ecuatoriana de Aviación y Arquia de Israel.

Inversión Colombiana (20 por ciento)
- Holding del grupo Diners (Banco Superior, Kokorico) Avesco.
- Aeroservicios Catering de aviones.

ECONÓMICAS

MERCADOS / CRECIMIENTO DEL PRIMER TRIMESTRE RONDA 1,8 %: MINHACIENDA

Dólar, inmune por ahora

Gobierno firmó crédito con el BID por 78 millones de dólares para municipios afectados por la violencia.

Ni la baja de las tasas de interés, ni los recientes acontecimientos en Venezuela, y ni siquiera el atentado al candidato presidencial Álvaro Uribe, tuvieron mayores repercusiones sobre el dólar que ayer quedó en 2.266 pesos, apenas un peso por encima del fin de semana.

Aunque en otras circunstancias estos hechos hubieran provocado un alza, la divisa se mantiene inmune. Analistas de Corredores Asociados reconocieron que los mercados no se han movido mucho a pesar de que siguen pesando factores relacionados con la incertidumbre y el proceso electoral.

El ministro de Hacienda, Juan Manuel Santos, dijo ayer que la Superintendencia Bancaria está realizando un estudio sobre las operaciones de las casas de cambio y se impondrían nuevos controles, siempre y cuando haya lugar para ello. No obstante, recordó que las mayores operaciones en estos establecimientos se debe a que ahora hacen parte del mercado oficial.

El mercado accionario registró un pequeño descenso. El Indice de la Bolsa de Valores de Colombia cayó 0,21 por ciento. En total se negociaron 5.264 millones de los cuales 3.800 millones correspondieron a operaciones de Corfivalle y Suramericana.

Aunque el dólar y el mercado accionario no registraron mayores variaciones, por ahora, en las próximas semanas podrían verse sus efectos



EL REPRESENTANTE DEL BID en Colombia, Fernando Cossio, asistió a la firma del convenio en la Casa de Nariño. Ancol

Crece la economía

Sobre el comportamiento de la economía Santos insistió en que se están viendo mejores perspectivas y estimó un crecimiento preliminar del 1,8 por ciento en el primer trimestre de este año.

El funcionario sostuvo que los sectores que están reportando un buen desempeño son la construcción– los créditos desembolsados crecieron 95 por ciento– y la venta de vehículos aumentó 25 por ciento. A ello se suma el consumo de energía que creció 3,21 por ciento.

Esta cifra es preliminar teniendo en cuenta que la definitiva la entregará el Dane en las próximas semanas. Para todo el 2002 la meta de crecimiento del Gobierno es de 2,5 por ciento.

Santos viajará hoy a Washington junto con el presidente Andrés Pastrana con el fin de sostener reuniones con autoridades y legisladores de Estados Unidos para dar un impulso a la renovación del Acuerdo Andino de Preferencias Arancelarias (Atpa).

APOYO DEL BID

El Gobierno firmó ayer un convenio con el Banco Interamericano de Desarrollo (BID) para la reconstrucción de 252 municipios afectados por la violencia. Para ello se destinarán 78 millones de dólares (170.000 millones de pesos).

Así lo manifestó el presidente de la República Andrés Pastrana al firmar el contrato para el programa de "Infraestructura Social y Gestión Comunitaria para la Paz".

En salud, el programa rehabilitará puestos y centros de salud, con modelos adecuados a las necesidades de los municipios que los requieran. En educación, se recuperarán y dotarán las escuelas afectadas por los ataques armados a las poblaciones y se construirán centros culturales y polideportivos "que serán verdaderos lugares de encuentro, formación y creación", agregó.

RECORTE / CONTROL A NÓMINAS PARALELAS

'Pela' de $ 1 billón en gastos de inversión

El Gobierno oficializó ayer el recorte de 1,8 billones de pesos en los gastos de este año, con el fin de mantener las finanzas públicas a raya.

De los millonarios recursos la pela mayor le corresponderá a los gastos de inversión que serán recortados en 1,06 billones de pesos.

El ministro de Hacienda, Juan Manuel Santos, dijo ayer que la mayor parte de esta partida corresponde a inversión que no se alcanza a ejecutar este año porque hay un rezago. Agregó que se trató de no afectar los proyectos de alto impacto social y que tenían alguna posibilidad de ser ejecutados durante el 2002.

El segundo rubro que será afectado por la tijera es funcionamiento, con un ajuste de 540.000 millones de pesos. En este sector se recortarán las nóminas paralelas de algunas entidades públicas y se congelará la contratación de nuevo personal. La decisión es importante, más ahora cuando se adelantan las elecciones para designar al nuevo Gobierno.

Finalmente se recortarán 200.000 millones en servicio de la deuda, un rubro que era prácticamente intocable. El ministro dijo que el ajuste obedece a que el Gobierno logró una disminución en el costo de las obligaciones frente a lo que se tenía presupuestado.

Con este ajuste el Gobierno espera cumplir con la meta de déficit en las finanzas públicas contemplada en el acuerdo con el Fondo Monetario Internacional (FMI) y que para este año es de 2,6 por ciento del Producto Interno Bruto (PIB).

Mantener las finanzas en orden le permitirá al Gobierno tener acceso a los mercados internacionales de crédito y evitar una presión indeseable sobre las tasas de interés.

Las tasas de los Títulos de Tesorería (TES) están entre el 11 y el 14,8 por ciento debido al interés del Gobierno por conseguir recursos en el mercado interno para financiar el gasto. El saldo de títulos llega actualmente a 37 billones de pesos.

LLAMADO A LICITACIÓN

FONDO PARA LA RECONSTRUCCIÓN Y DESARROLLO SOCIAL DEL EJE CAFETERO -FOREC-
CÁMARA DE COMERCIO DE ARMENIA

LICITACIÓN PÚBLICA NACIONAL SUMA GLOBAL Y COSTO FIJO

FOREC
EN LIQUIDACIÓN

OBJETO DE LA LICITACIÓN: ADECUACIÓN EDIFICIO DE LA GOBERNACIÓN Y PARQUE DE LA ASAMBLEA DEPARTAMENTAL DE LA CIUDAD DE ARMENIA - QUINDÍO

FINANCIACIÓN: Recursos provenientes del préstamo suscrito entre la Banca Internacional y el Gobierno Nacional ejecutados a través del FONDO PARA LA RECONSTRUCCIÓN Y DESARROLLO SOCIAL DEL EJE CAFETERO - FOREC EN LIQUIDACIÓN y recursos del presupuesto nacional.

PARTICIPANTES: Contratistas nacionales que quieran participar en la ejecución de las obras descritas. Todo proponente debe cumplir con los siguientes requerimientos: Volumen anual de negocios de por lo menos CINCO MIL CIEN MILLONES DE PESOS M/cte. ($ 5.100.000.000.00) promedio de los últimos cinco (5) años; dos (2) trabajos realizados con volúmenes de obras de como mínimo 5000 m2; en obras semejantes (edificaciones en general) en los últimos cinco (5) años; un equipo de trabajo incluyendo un ingeniero o arquitecto con diez (10) años de experiencia; el equipo solicitado en los pliegos propio o disponible con las correspondientes cartas de compromiso y disponibilidad en caja por un valor no inferior a MIL CIENTO CINCUENTA MILLONES DE PESOS M/cte. ($ 1.150.000.000.00).

FECHA DE APERTURA: La presente licitación quedará abierta el día diecisiete (17) de abril de 2002, a las 9:00 a.m. en las oficinas de la Cámara de Comercio de Armenia, Gerencia Zona 8, ubicada en la carrera 14 No. 23-17, piso 6, oficina 604, Armenia, Quindío. Teléfonos 7412300, 7443846, fax 7410173.

FECHA DE CIERRE: La presente licitación se cerrará el día diecisiete (17) de mayo de 2002, a las 3:00 p.m., en las oficinas de la Cámara de Comercio de Armenia, Gerencia Zona 8, ubicada en la carrera 14 No. 23-17, piso 4, Armenia, Quindío.

VENTA DE PLIEGOS: Los pliegos de condiciones se podrán adquirir en la Cámara de Comercio de Armenia, Gerencia Zona 8, desde el día diecisiete (17) de abril hasta el día dos (2) de mayo de 2002, mediante el pago NO reembolsable de UN MILLÓN DE PESOS ($ 1.000.000.00) m/cte., los cuales deben ser cancelados en efectivo o en cheque de gerencia a nombre de Cámara de Comercio de Armenia, las copias adicionales de los pliegos de condiciones tendrán un valor de CINCUENTA MIL PESOS ($ 50.000) m/cte., no reembolsables.

CONSULTA DE PLIEGOS: Los pliegos podrán ser consultados en las oficinas de la Cámara de Comercio de Armenia, Gerencia Zona 8, ubicada en la carrera 14 No. 23-17 piso 6, oficina 604, Armenia, Quindío. Teléfonos 7412300, 7443846, fax 7410173 hasta el día dos (2) de mayo de 2002.

GARANTÍA DE SERIEDAD: Para garantizar la seriedad de la oferta es necesario otorgar a favor de la Cámara de Comercio de Armenia, Gerencia Zona 8 -FOREC, una garantía de compañía de seguros por un valor equivalente TRESCIENTOS CUARENTA MILLONES DE PESOS M/cte. ($ 340.000.000.00) y cuya vigencia inicie en la fecha de cierre de la licitación y exceda en veintiocho (28) días el período de validez de la oferta.

ENTREGA DE LAS PROPUESTAS: Las propuestas deberán presentarse en paquetes sellados y ser entregados en las oficinas de la Secretaría de Gerencia de la Cámara de Comercio de Armenia, Gerencia Zona 8, ubicada en la carrera 14 No. 23-17 piso 4, Armenia, Quindío. Teléfonos 7412300, 7443846, fax 7410173, hasta las 3:00 p.m. del día dieciséis (16) de mayo de 2002.

VISITA NO OBLIGATORIA AL SITIO DE LAS OBRAS: La visita al sitio de las obras (Edificio de la Gobernación del Departamento del Quindío, calle 20 entre carreras 13 y 14 de la ciudad de Armenia), será el día dos (2) de mayo de 2002, a las 9:00 a.m.

CÁMARA DE COMERCIO DE ARMENIA, GERENCIA ZONA 8 - PRIMER AVISO

FILE No. 823437

02 JUL 22

ECONÓMICAS

CIFRA DEL DÍA

$ 26 mil millones, los bienes embargados por la Contraloría por procesos de resposabilidad fiscal.

DÓLAR

Tasa representativa del mercado	$ 2.264,98
Casa de cambio (c)	$ 2.130,00
Casa de cambio (v)	$ 2.170,00

CAFÉ COLOMBIANO — Dólares por libra OIC

Hoy	0,70
Ayer	0,70

PETRÓLEO — Dólares por barril

Hoy	23,47
Ayer	24,98

BOLSA DE COLOMBIA — IGBC (Índice General)

Hoy	1.146,83
Ayer	1.140,97

INTERÉS — Efectivo anual

DTF	10,27%
DTF Trimestre anticipado	9,66%
TBS Efectivo anual Bancos a 90 días	10,20%

UVR

HOY	$ 124,4177
MAÑANA	$ 124,4470

MONEDAS — Pesos por

Euro	$ 1.997,93
Bolívar	$ 2,76
Peso mexicano	$ 253,83

Se busca banca de inversión

La empresa generadora de energía Generar S.A., con sede en Medellín, informó a la Superintendencia de Valores que por orden de sus accionistas, está buscando contratar una firma de banca de inversión para que realice un análisis de la realidad financiera de la empresa así como sus proyecciones comerciales, su estructura financiera y administrativa, así como la de costos y de gastos para hacer los ajustes que sean del caso.

Logística empresarial


Tampa
Tampa

La Federación Nacional de Comerciantes (Fenalco) realizará el 18 y 19 de abril el simposio internacional sobre logística en el Centro de Convenciones Gonzalo Jiménez de Quesada en Bogotá, en el cual participarán expertos de México, España, Estados Unidos y Colombia que presentarán las estrategias en materia logística que están aplicando las compañías para aumentar su rentabilidad.

Negocios colombo-polacos

Empresarios polacos encabezados por su presidente, Alexsander Kwaniewski- y colombianos del gas, carbón, comunicaciones, alimentos, transporte marítimo y la industria aeronáutica participarán hoy, a partir de las 8:30 a.m. en el Ministerio de

INTERESES / USUARIOS Y ANALISTAS ESPERAN QUE EL COSTO DE LOS CRÉDITOS BAJE

Bancos, a seguir el ejemplo

Para el Ministro de Hacienda, Juan Manuel Santos, el margen de intermediación de las entidades financieras sigue en niveles muy elevados.

JACQUELINE GUEVARA GIL
Redactora de EL TIEMPO

Al reducir el viernes sus tasas de interés a uno de sus niveles más bajos, la Junta Directiva del Banco de la República hizo doble moñona en menos de 20 días.

Ahora, cobra más vigencia que nunca la pregunta de la gente en la calle: ¿Cuándo será que los bancos siguen el ejemplo y también bajan los intereses que les cobran a sus clientes al prestarles dinero?

Desde el jueves pasado, el ministro de Hacienda, Juan Manuel Santos, dio pistas sobre la reducción de los intereses, al anunciar que de la reunión de la Junta del Banco, el viernes, saldrían buenas noticias. Y eso fue lo que ocurrió: las tasas fueron reducidas en un punto.

En diálogo con EL TIEMPO, el funcionario instó a las enti-



LAS TASAS DE INTERÉS que cobran los bancos a sus clientes reaccionan con lentitud a las medidas del Emisor. Archivo / EL TIEMPO

Así han caído las tasas del Emisor


Expansión (%)
18,0
12,0
12,0
12,0
11,50
8,50
6,50
Jun 99
Dic 99
Jun 00
Dic 00
Jun 01
Dic 01
Abr 02

Fuente: Banco de la República.

los últimos 12 meses reportados por el Dane.

Mientras la tasa a la que el Emisor le presta al sistema financiero bajó a 6,25 por ciento anual, los intereses que la banca les cobra a sus clientes se mantienen entre 28 y 30 por ciento, para créditos de consumo y libre inversión.

Para las grandes empresas son mucho más bajas y oscilan alrededor del 15 por ciento.

El margen

La tasa DTF, que es el pro-

cado financiero para títulos a 90 días –es decir, el rendimiento que se les reconoce a los ahorradores– esta por su parte en 10,3 por ciento.

Esto significa que el margen de intermediación puede estar cerca de los 20 puntos para créditos de consumo y de 5 para los corporativos.

El vicepresidente de la Asociación Bancaria, Andrés Langaebeck, insistió en que las tasas de los créditos de consumo se refleja el mayor riesgo que asumen las entidades y los elevados costos administrativos.

De hecho, es muy diferente hacerle seguimiento a un crédito de una empresa grande, que tiene toda la información, que a miles de créditos pequeños, a los cuales muchas veces se les tiene que reconstruir la información.

Y ahora ¿qué?

Sea como sea, los analistas esperan que las entidades financieras tengan en cuenta los mismos elementos que seguramente consideró el Banco de la República, al tomar su decisión.

Por un lado, las cifras presentadas por el Dane sobre el costo de vida en marzo –una variación de la inflación

3-3

...Relaciones Exteriores, en un foro que busca estimular alianzas estratégicas y la realización de negocios bilaterales.

Inversiones en carbón

Exportaciones de carbón del Cerrejón Zona Norte

Millones de toneladas


14,5
15,4
16,8
17,4
19,1
18,2
1996 1997 1998 1999 2000 2001

Fuente: CZN

El consorcio Cerrejón Zona Norte, que ganó la explotación del yacimiento denominado Patilla, localizado en los municipios de Hatonuevo y Barrancas en la Guajira, realizará inversiones por 4 millones de dólares y 7,4 millones adicionales para gastos de exploración, ingeniería y adecuación de la infraestructura. Se calcula que el yacimiento tiene reservas de 65 millones de toneladas.

...dades financieras a seguir el ejemplo.

"Si bien los bancos han bajado sus tasas, el margen de intermediación todavía es muy alto y eso debe, en parte, a la ineficiencia de algunas entidades", indicó Santos.

El margen es la diferencia entre la tasa que les reconocen los bancos a los ahorradores y aquella a la cual les prestan a los usuarios de crédito–

En opinión de Santos, intereses del 30 por ciento son muy altos frente a una inflación que quedó por debajo de la meta del 6 por ciento, según los datos de medio de captación del mer- ... mensual de apenas ...

EL TIEMPO
LUNES 15 DE ABRIL DE 2002

3

COMPUT@DORES
CANDIDATOS.COM
Con el acercamiento de las elecciones presidenciales, Internet se ha convertido en un eficaz escenario de participación política.
3-10

ECONÓMICAS
CÓMO DECLARAR RENTA
Guía para las personas naturales obligadas a declarar renta.
3-7

PROTOCOLOS / IPNG, LISTO PARA REINAR

Internet, a punto de agotarse

COMPUTADORES

LEONEL G. PEDROZA (*)
Especial para EL TIEMPO

Desde hace algún tiempo, los expertos en conectividad e Internet hablan de un problema conocido como estrés en la red por congestión; que es debido al tráfico en los nodos de transporte e interconexión.

Así mismo, se ha discutido sobre la necesidad de aumentar los anchos de banda (Que determinan la cantidad de información transportada digitalmente en un intervalo de tiempo determinado) para los usuarios. Estas exigencias obligan a que los proveedores de acceso a Internet (ISP) establezcan sistemas para combatir la lentitud en actividades como las descargas de páginas y de programas virtuales.

A lo anterior, se suma el mayor peligro de todos: las direcciones IP (Protocolo de Internet, el número de identificación que se asigna a un computador conectado al ciberespacio) se están acabando.

Para el inconveniente del ancho de banda y de la capacidad de respuesta en los nodos, la solución es tan simple como costosa: cambio de estructuras.

Los nodos son equipos diseñados para procesar grandes cantidades de requerimientos de IP en muy pocos segundos, y para tomar decisiones sobre cada una de las solicitudes individuales.

Así las cosas, un nodo deberá establecer acciones como la creación de caminos para conectar a un usuario en busca de información con su destino, la búsqueda constante de vías de interconexión, y el mantenimiento de tablas de direcciones IP actualizadas.

Ahora bien, la columna vertebral de Internet (*Backbone*), cuenta, por supuesto, con varios nodos que no



EN LA PLANTA DE QIKELY terminaron laborando varios ex trabajadores de la empresa Quaker.
Carlos Ortega / EL TIEMPO

MERCADEO / LAS PEQUEÑAS INDUSTRIAS SE CUELAN EN LAS GRANDES LIGAS

Jaque a marcas líderes

ECONÓMICAS

CARLOS FERNANDO GAITÁN
Redactor de EL TIEMPO

Después de 18 años de trabajar en Quaker, Rodrigo Tello montó su

Después de 18 años en Quaker, y a sus 42 años, Rodrigo Alfredo Tello se encontró un día, a finales de 1995, con que la compañía emprendería un severo plan de ajuste y no contaría más con sus

un 30 por ciento más bajos con respecto a las marcas líderes del mercado.

Para eso, estaban contratando a pequeñas y medianas industrias, que tuvieran procesos que garantizaran una buena calidad de los productos. Y Qikely clasificó.

Muy rápidamente, la compañía empezó a producir avena, en

pués vinieron las gelatinas de fresa, mora, 'chicle', naranja y uva.

Alrededor de la compañía, que genera 55 empleos directos, se fueron organizando además varias comercializadoras constituidas por ex empleados de Quaker. Hoy en día, estas empresas conforman un 'ejercito' de 300 vendedores de productos Qikely.

pueden darse el lujo de dejar de operar, ya que sobre ellos descansa el funcionamiento total del sistema.

Para que estas máquinas permanezcan en línea, se crean esquemas de respaldo con equipos similares y que balancean la carga en caso de falla del equipo principal.



Ilustración: Diseño Editorial EL TIEMPO

Si ese nodo en particular se queda pequeño y presenta síntomas de estrés, la opción más sencilla es reemplazarlo por uno de mayor capacidad, pero el costo de esta operación se dobla al tener que cambiar también el aparato de respaldo.

Una red de alta capacidad

Los usuarios finales quieren que su información viaje más rápido y sin trabas, y eso nos lleva al problema del aumento del ancho de banda, que tiene los mismo matices que el de los nodos, y cuya solución es el aumento de la capacidad de los canales de transmisión, lo que se traduce en la instalación de tecnologías con grandes capacidades, como la fibra óptica y el DWDM (Sistema de División Múltiple de Longitud de Onda Densa).

Hasta este punto, las soluciones parecen sencillas de entender y de aplicar. No obstante, el problema de la cantidad de direcciones de IP, que tiene un tope máximo permitido a punto de agotarse, no es nada fácil de corregir. Para ello, se requiere una reestructuración de la forma como funciona una red que ha probado ser sólida y funcional.

La actual arquitectura del ciberespacio fue adoptada globalmente entre 1977 y 1979, gracias a una agencia gubernamental estadounidense encargada de donar fondos para investigación, conocida como Arpa. La estructura nació de un protocolo (lenguaje de comunicación entre computadores) conocido como TCP/IP o IPv4 (Versión 4).

servicios de gerente de materiales.

Con el dinero resultante de la liquidación y una importante experiencia en la compra, importación y comercialización de avena, Tello decidió crear su propio negocio.

Así fue como nació, en abril de 1996, la planta procesadora de avena Qikely, en la que terminaron laborando varios ex trabajadores de Quaker, quienes habían salido de las áreas de ingeniería, producción, desarrollo de nuevos productos, control de calidad y ventas, entre otras.

El nacimiento de la empresa tuvo una afortunada coincidencia: los supermercados y las grandes tiendas de cadena venían promoviendo el desarrollo de productos de consumo masivo con sus propias marcas –Azúcar Exito, Chocolate Carulla, detergente Cafam, por mencionar unas pocas–, con precios hasta

propia planta procesadora. Ahora produce avena marca Exito, Deleyte y La 14, entre otras.

hojuelas y molida– con las marcas Exito, Deleyte –de los almacenes Ley–, La 14 de Cali y Comfandi de Medellín, entre otras.

Cada mes, Quikely procesa 250 toneladas de avena.

A estas alturas, según datos de ACNielsen, la avena de marca propia es uno de los productos que más ha crecido en ventas en este tipo de establecimientos –40 por ciento–, restándole participación a marcas tradicionales como la misma Quaker.

Las marcas propias representan más del 10 por ciento de las ventas.

Poco a poco, Qikely fue ampliando su portafolio de productos en diferentes presentaciones, con frescos de avena con sabores a vainilla, fresa, tuti fruti, guayaba y canela. También desarrolló cremas de avena con pollo, champiñones, vegetales y choclo. Des-

La bonanza

En los últimos tres años, decenas de pequeñas y medianas industrias del país, como Qikely, se han beneficiado con el desarrollo de las marcas propias que, día a día, por la difícil situación económica de los colombianos, les quitan participación a las marcas líderes.

De esta forma, han logrado entrar a las grandes ligas de las tiendas de cadena, espacio que años atrás solo estaba reservado para los pesos pesados.

Incluso, las cadenas compiten entre sí por este nicho, que se fortalece cada vez más en Colombia, y que hoy representa más del 10 por ciento de las ventas globales de productos de consumo masivo en dichos establecimientos.

FILE No 823437

ECONÓMICAS

CIFRA DEL DÍA

16,3 por ciento crecieron las licencias de construcción en los dos primeros meses del año.

DÓLAR

Tasa representativa del mercado	▲ $ 2.261,66
Casa de cambio (c)	▶ $ 2.130,00
Casa de cambio (v)	▶ $ 2.170,00

CAFÉ COLOMBIANO — Dólares por libra OIC

Hoy	0,70
Ayer	0,70

PETRÓLEO — Dólares por barril

Hoy	24,98
Ayer	26,13

BOLSA DE COLOMBIA — IGBC (Índice General)

Hoy	1.140,97
Ayer	1.130,20

INTERÉS — Efectivo anual

UTF	10,39%
DTF Trimestre anticipado	9,76%
TBS Efectivo anual Bancos a 90 días	10,15%

UVR

HOY	$ 124,2670
MAÑANA	$ 124,3172

MONEDAS — Pesos por

Euro	$ 1.994,51
Bolívar	$ 2,75
Peso mexicano	$ 253,40

Extradición por evasión fiscal

Estados Unidos pidió en extradición al médico cirujano Alfonso Villamizar, por incurrir en el delito de evasión fiscal por una cuantía de 900 mil dólares. Según la investigación, el médico, quien fue coronel de la Fuerza Aérea de ese país, vivió en California (Estados Unidos) durante 25 años. Se le sindica de haber evadido impuestos en ese período. Villamizar, de 66 años, fue capturado el pasado viernes en Bogotá.

Inversiones de Gas Natural

La empresa Gas Natural informó que cerca de 15 mil automotores en todo el país ya están funcionando con gas natural vehicular, y que se abastecen del combustible en 34 estaciones de servicio. Este año, la empresa hará inversiones por 20 mil millones de pesos para que más consumidores puedan acceder a este combustible, que les puede generar un ahorro del 53 por ciento frente a la gasolina corriente.

Movilización de créditos

Crédito movilizado
(Primer trimestre)

Año	Beneficiarios	Millones de pesos
2001	5.334	48.192
2002	8.018	143.763

Fuente: Fondo Nacional de Garantías
Gráfico: Diseño Editorial / EL TIEMPO

Las micro, pequeñas y medianas empresas recibieron el respaldo del Fondo Nacional de Garantías para obtener créditos por 143.763 millones de pesos en el primer trimestre del año. El comercio consiguió el 35,6 por ciento del total de avales, seguido por el renglón de servicios, con el 26,9 por ciento; la industria, con 20,7 por ciento; y las microempresas, con el 4,5 por ciento, entre otros sectores de la economía.

Suben recaudos de impuestos

Un total de 5,5 billones de pesos recaudó la Dian en el primer trimestre, lo que significa un cumplimiento del 99 por ciento en las metas establecidas. La entidad señaló que el recaudo se está comportando de manera satisfactoria, hecho que demuestra la recuperación de la economía.

Crece devolución de viviendas

TRANSFERENCIAS / INVESTIGAN INGRESOS DE GUERRILLA Y NARCOTRÁFICO

Alerta por lavado de dólares

Minhacienda se reúne hoy con banqueros para estudiar el tema. Dian denuncia aumento en entrada ilegal de dólares.

La caída del precio del dólar en Colombia prendió las alarmas de las autoridades económicas. En su opinión, el lavado de dólares de la guerrilla y el narcotráfico puede explicar parte de la revaluación.

Aunque en las últimas semanas se venía hablando de esta posibilidad, ayer el Gobierno reconoció que están entrando dólares de manera ilegal al país.

El Director de Impuestos y Aduanas Nacionales (Dian), Santiago Rojas, dijo que en los tres primeros meses del año se incautaron 7 millones de dólares ingresados ilegalmente. Esto es equivalente al 70 por ciento de todos los decomisos realizados durante el 2000, por 10 millones de dólares.

"Estamos detectando el arribo de viajeros con grandes cantidades de dólares en maletas o adheridos al cuerpo", dijo Rojas. El máximo ingreso permitido para un pasajero, sin declarar impuestos, es de 10.000 dólares

La caída del dólar ($)
(TRM - cifras a fin de mes)


2.346,73
2.324,98
2.298,85
2.298,27
2.301,23
2.332,19
2.310,02
2.308,59
2.291,18
2.264,82
2.309,82
2.261,23
2.257,78
Abr /01
May /01
Jun /01
Jul /01
Ago /01
Sep /01
Oct /01
Nov /01
Dic /01
Ene /02
Feb /02
Mar /02
Abr /02

Fuente: Banco de la República / Diseño Editorial / EL TIEMPO

de dólares en su equipaje. El Director de la Policía Fiscal Aduanera, general Laureano Sánchez, sostuvo que no se ha bajado la guardia y que a través de la Operación Triángulo se está combatiendo tres frentes: la evasión de impuestos, el contrabando y el lavado.

Aunque la Dian reconoció que el contrabando disminuyó en 1.000 millones de dólares en los últimos 3 años, dijo que se mantiene en 2.000 millones, una cifra que equivale el 15 o 20 por ciento de las importaciones del país.

Reunión con bancos

Para saber qué está pasando se reunirá hoy con los banqueros. Santos sostuvo que se estudiará la manera como se están abriendo cuentas en el exterior, a través de las filiales de los bancos, para el envío de giros. Si es necesario, dijo, se podrían introducir algunos controles adicionales.

Según el Banco de la República, en los dos primeros meses del año este renglón se incrementó en 302 millones de dólares frente al 2001. El año pasado, por este concepto ingresaron 670 millones de dólares. Los cálculos del Banco Interamericano de Desarrollo (BID) dicen que en dos años se podrá estar hablando de una cifra de 1.000 millones de dólares

miento de varias cuentas bancarias de las Farc, que manejaban más de 20.000 millones de pesos.

Uno de los primeros en poner el dedo en la llaga fue el director de Prospectiva Económica, Javier Fernández, para quien detrás de la revaluación hay una abundante oferta, y en el mercado del billete esa oferta puede provenir de dólares del narcotráfico y la guerrilla.

Labor policial

Para el Banco de la República, el incremento en los giros de colombianos se está dando por varios factores: como las casas de cambio se volvieron intermediarios del mercado cambiario, están reportando recursos que antes no se registraban. En los últimos años han viajado más colombianos al exterior, quienes envían más divisas.

Para el Emisor, el control del lavado de activos es una labor de carácter policivo, que debe realizar la Policía Aduanera en los aeropuertos y la Superintendencia Bancaria, a través del control en bancos y casas de cambio.

Recordó que los giros de los residentes en el exterior se hacen a través de entidades

Viviendas recibidas en pago

(Febrero)

Año	Viviendas recibidas	Millones de pesos
2001	747	41.000
2002	1.194	54.000

Fuente: Infográfico: Diseño Editorial

El número de viviendas entregadas como dación en pago a la banca hipotecaria, para cubrir los créditos en mora, aumentó en 447 unidades en febrero respecto a igual mes del año pasado. El inventario total de casas y apartamentos en manos de las antiguas corporaciones de ahorro y vivienda se elevó a 9.304 (7.384 en las entidades privadas y 1.920 en las públicas), que tienen un valor de 545.000 millones de pesos.

Buen Gobierno, en Bavaria

La cervecería Bavaria adoptó ayer el Código de Buen Gobierno, para dar seguridad y adecuada administración a las personas y empresas que inviertan en sus acciones u otro papel-valor que la compañía emita. Así, Bavaria se declaró como "un buen ciudadano corporativo" y dijo responder a las exigencias que la Superintendencia de Valores hizo a las empresas que pretendan ser destinatarias de inversiones de los fondos de pensiones.

Banbogotá lanzó nuevas tarjetas

Con el lema "Dos son mejor para uno", el Banco de Bogotá lanzó ayer su nueva tarjeta de crédito, amparada simultáneamente por Mastercard y Visa. El presidente del banco, Alejandro Figueroa, planteó que no son altas las tasas de interés reales del 21 y 22 por ciento que hoy tiene el mercado para los créditos de consumo, y argumentó que es el de mayores riesgos. "Es un mito eso de que los bancos tienen intereses exagerados", afirmó.

10.000 dólares.

El caso más alarmante sucedió el pasado fin de semana en el aeropuerto de Cali, donde se detuvieron 2 personas que pretendían ingresar 1,3 millones con el ingreso de divisas, y particularmente con los giros de colombianos que viven en el exterior –conocidos como remesas–, el ministro de Hacienda, *Juan Manuel Santos*, res.

Otro de los temas que preocupa es la posible infiltración de la guerrilla en el sistema financiero. El pasado miércoles, la *Fiscalía ordenó el congela-* vigiladas por las autoridades estadounidenses, como es el caso de la Western Union.

TRABAJADORES / PAGOS POR INTERESES DE VIVIENDA Y EDUCACIÓN

Cómo pagar menos impuestos

El próximo lunes se vence el plazo para que los trabajadores asalariados certifiquen ante sus empresas los pagos que hicieron en el 2001 por vivienda, educación o salud, y que les permitirán este año reducir el pago de impuestos por retención en la fuente.

Las normas tributarias *autorizan que, con algunas condiciones*, los pagos por intereses o corrección monetaria por deudas hipotecarias de vivienda, o los efectuados a empresas de medicina prepagada y seguros de salud, o por educación, se deduzcan de los ingresos laborales y, de esta manera, disminuir la base de la retención en la fuente.

La retención en la fuente, en la práctica, se aplica a salarios superiores a 2'264.153 pesos mensuales.

Todos los trabajadores tienen derecho a deducir el aporte obligatorio a pensiones (3,37 por ciento del ingreso) y el 30 por ciento de sus ingresos, que sirve para reducir la base de la retención.

Para disminuir aún más el pago de impuestos por vivienda, *educación o salud, los trabajadores* deben tener en cuenta que el monto máximo de deducción por intereses o corrección monetaria de créditos para vivienda del contribuyente es de 1,6 millones mensuales.

Además, que los pagos a empresas de medicina prepagada, por seguros de salud y por educación de cualquier nivel –primaria, secundaria y superior– cubren al trabajador, su cónyuge y hasta dos hijos. La deducción no podrá superar el 15 por ciento de los ingresos mensuales del asalariado.

Igualmente, que los trabajadores que el año pasado tuvieron ingresos superiores a 73,3 millones de pesos, solo tienen la opción de achicar la base de retención con los pagos de intereses por créditos para vivienda.

MINISTERIO DE TRABAJO Y SEGURIDAD SOCIAL
CAJA DE PREVISIÓN SOCIAL DE COMUNICACIONES
CAPRECOM

En cumplimiento a lo ordenado por el Decreto 1848 de 1969, en concordancia con el artículo 212 del Código del Trabajo y la Ley 44 de 1980.

AVISA:

Que a esta Caja se ha presentado **MARTHA AZUCENA TRIANA CÁRDENAS,** con c.c. No. 41.649.801 de Bogotá, en calidad de cónyuge supérstite obrando en su propio nombre y de sus hijas **MÓNICA MARÍA COOK TRIANA** con T.I. 840829-10076 y **MARTHA FERNANDA COOK TRIANA** con c.c. 52.454.910 de Bogotá, a reclamar la pensión de sobrevivientes y demás prestaciones que puedan corresponderles por el fallecimiento de **ÁLVARO COOK SUÁREZ,** quien se identificaba con la c.c. 19.123.459 de Bogotá, quien falleció el 27 de noviembre de 2001, siendo funcionario de TELECOM.

Quien se crea con igual o mejor derecho, debe presentarse dentro de los treinta (30) días siguientes a la fecha de la presente publicación.

JAIRO GÓMEZ BUITRAGO
Director General de Caprecom

PRIMER AVISO

CAPRECOM

REPUBLICA DE COLOMBIA
MINISTERIO DE DEFENSA NACIONAL
FUERZA AEREA COLOMBIANA
LICITACION PUBLICA
No. 09-FAC-DITIN-2002

OBJETO: El suministro, instalación y puesta en servicio de los materiales para la instalación del Backbone y equipo activo y pasivo de red del campus de dos (02) Bases Aéreas.

RESOLUCION DE APERTURA No. 01 del 5 de Abril de 2002

FECHA Y HORA DE INICIO DEL PLAZO DE LA LICITACIÓN: 22 de Abril de 2002 a las 10:00 horas

FECHA Y HORA DE CIERRE DEL PLAZO DE LA LICITACION: 2 de Mayo de 2002 a las 10:00 horas

PRESUPUESTO OFICIAL $ 1.222'000.000,oo

CONSULTA DE PLIEGOS DE CONDICIONES: COMANDO DE LA FUERZA AÉREA COLOMBIANA, DEPARTAMENTO DE CONTRATACIÓN, en la ciudad de Bogotá, oficina No. 311, Fax No. 2-22-24-26; a partir de la fecha de publicación del primer aviso, o en la Página WEB de la Fuerza Aérea: **www.fac.mil.co**

VENTA DE PLIEGOS: a partir de la fecha de inicio del plazo de la licitación.

CRITERIOS DE EVALUACION: *Aspectos Técnicos 500 puntos* y Aspectos Económicos 500 puntos

LA PREVISORA S.A. COMPAÑÍA DE SEGUROS
LICITACIÓN PÚBLICA No. 003 DEL 2002
RESOLUCIÓN No. 007 DEL 2002

• PRIMER AVISO

OBJETO: Contratación, bajo la modalidad de Outsourcing, del suministro de papelería, insumos para equipos de oficina, útiles de escritorio, elementos de aseo y cafetería, para sus oficinas en todo el territorio nacional. Actividad: (3) Proveedores, Especialidad: 322 y 320.

INFORMACIÓN GENERAL

PRESUPUESTO: Quinientos cuarenta y cinco millones de pesos ($ 545.000.000).

CONSULTA Y VENTAS DE PLIEGOS DE CONDICIONES: Podrán consultarse desde el 19 de abril del 2002 hasta el 10 de mayo del 2002, en el horario de 9:00 a.m. a las 12:00 m y de las 2:00 p.m. hasta las 5:00 p.m., en la Subgerencia de *Suministros, situada en la calle 57 No. 9-07, piso tercero* de Bogotá, D.C., o también en nuestra página web **www.previsora.gov.co**

VALOR DEL PLIEGO: Un millón noventa mil pesos ($ 1.090.000) no reembolsables. Las copias adicionales tendrán un costo de cincuenta mil pesos ($ 50.000). La adquisición de copias no da derecho a participar en la licitación.

FECHA DE APERTURA DE LA LICITACIÓN: 02 de mayo del 2002, en la Subgerencia de Suministros, situada en la calle 57 No. 9-07, piso tercero de Bogotá, D.C.

FECHA DE CIERRE DE LA LICITACIÓN: 10 de mayo del 2002, en la Subgerencia de Suministros, situada en la calle 57 No. 9-07, piso tercero de Bogotá, D.C.

FACTORES DE EVALUACIÓN:

- Valor de la propuesta
- *Experiencia en contratos similares*
- Evaluación financiera
- Capacidad logística

REPUBLICA DE COLOMBIA
MINISTERIO DE DEFENSA NACIONAL
FUERZA AEREA COLOMBIANA
LICITACION PUBLICA
No. 07-FAC-DINSA-2002

OBJETO: Contratar la construcción de una Torre de Control en la Base Aérea Capitán Ernesto Esguerra Cubides en el Comando Aéreo de Combate No. 6 en Tres Esquinas Caquetá

RESOLUCION DE APERTURA No. 012 del 5 de Abril de 2002

FECHA Y HORA DE INICIO DEL PLAZO DE LA LICITACIÓN: 22 de Abril de 2002 a las 10:00 horas

VISTA AL SITIO DE LA OBRA: 24 de abril de 2002

FECHA Y HORA DE CIERRE DEL PLAZO DE LA LICITACION: 2 de Mayo de 2002 a las 11:00 horas

PRESUPUESTO OFICIAL $ 571'428.000,oo

CONSULTA DE PLIEGOS DE CONDICIONES: COMANDO DE LA FUERZA AÉREA COLOMBIANA, DEPARTAMENTO DE CONTRATACIÓN, en la ciudad de Bogotá, oficina No. 311, Fax No. 2-22-24-26; *a partir de la fecha de publicación del primer aviso,* o en la Página WEB de la Fuerza Aérea: **www.fac.mil.co**

VENTA DE PLIEGOS: a partir de la fecha de inicio del plazo de la licitación.

CRITERIOS DE EVACUACION: Aspectos Técnicos 150 puntos, Experiencia 400 puntos y Aspectos Económicos 450 puntos

| EL TIEMPO |

THE WALL STREET JOURNAL AMERICAS.

EL TIEMPO Y GRUPOS DIARIOS DE AMÉRICA *Una publicación de* DOW JONES http://wsj.com VIERNES 12 DE ABRIL DE 2002

What's News—®

INTERNACIONAL

La Comisión de Valores de Estados Unidos (SEC) acusó a Xerox de haber "inducido a error y traicionado" a los accionistas con esquemas para manipular las ganancias y enriquecer a sus principales ejecutivos. La empresa habría inflado las utilidades antes de impuestos por US$1.500 millones entre 1997 y 2000.

La SEC y el Departamento de Justicia iniciaron una investigación conjunta sobre los resultados del gigante de software Computer Associates. Se cree que los balances de la empresa fueron inflados para ayudar a que los tres principales ejecutivos lograran un premio en acciones por US$1.000 millones.

* * *

General Electric informó que en el primer trimestre sus utilidades cayeron a US$2.500 millones en comparación con los US$2.570 millones del mismo período del año pasado.

* * *

Vivendi perdió un 5,1% en el valor de sus acciones en la Bolsa de Nueva York debido a que los inversionistas no confían en la estrategia del grupo francés.

IBM perdió ayer el 5,4% en el valor de sus acciones en la Bolsa de Nueva York como resultado de un rumor no confirmado de que la SEC inició una "investigación preliminar" sobre temas contables.

* * *

KPMG de Alemania dijo que espera firmar un memorándum de entendimiento "dentro de los próximos días" para fusionar sus operaciones con la filial alemana de Andersen Worldwide. En Taiwan, Andersen acordó una fusión con Deloitte Touche.

* * *

La Comisión Europea abrió una investigación sobre la oferta hostil del operador de cruceros Carnival sobre su rival P&O Princess Cruises por preocupaciones de dominio de mercado en algunos países europeos.

* * *

Enron presentó ayer a sus empleados un plan de reestructuración orientado a crear una compañía más pequeña de producción y distribución de energía. Su presidente ejecutivo encargado dijo que la empresa se enfrenta a reclamaciones por casi US$100.000 millones.

REGIONAL

Los Sindicatos y las Empresas Aprietan el Círculo en torno al Gobierno de Venezuela

MARC LIFSHER
The Wall Street Journal

CARACAS

La huelga nacional y las violentas manifestaciones que tuvieron lugar ayer en la capital venezolana han interrumpido las vitales exportaciones de petróleo del país.

Se calcula que 150.000 manifestantes antigubernamentales se enfrentaron ayer con la policía y con los simpatizantes del presidente Hugo Chávez en frente al palacio presidencial. Las protestas y la agobiante huelga nacional, resultado de una extraña alianza entre los sectores laboral y empresarial, amenazan con afectar el poder de Chávez. Mientras los manifestantes que encabezaban la multitudinaria manifestación en contra de Chávez iban llegando al palacio presidencial de Miraflores al mediodía de ayer, el presidente hizo una aparición en una cadena de televisión nacional. Chávez pidió a la oposición que fuese "constructiva para conseguir el consenso" y se encargó de aclarar rápidamente que no tenía la intención de dimitir.



Hugo Chávez

Hugo Chávez ordenó la salida del aire de cuatro estaciones de TV en Caracas.

Mientras continuaba su discurso televisado, las estaciones de televisión en abierto empezaron a dividir la pantalla, en la que se mostraba por un lado al presidente y por otro escenas de la policía luchando con la población civil en el centro de Caracas.

Alfredo Peña, el alcalde de la zona metropolitana de Caracas y opositor de Chávez, dijo en una entrevista por TV que los hospitales habían recibido nueve muertos ... pios de los 90 y editor de Foreign Policy Magazine, dijo que está convencido de que Chávez saldrá pronto de Miraflores. "Va a dejar de ser presidente", dijo Naim. La destitución de Chávez podría ser "cuestión de horas".

Crudas imágenes de televisión mostraban personas aparentemente heridas que eran evacuadas. Poco después de que el gobierno solicitase la interrupción de la emisión a cuatro cadenas de TV de Caracas, Chávez dijo a los oyentes que las emisoras habían violado la ley.

Carlos Ortega, un sindicalista de 56 años que solía trabajar haciendo la limpieza en una refinería, y que encabeza la Confederación de Trabajadores de Venezuela (CTV), grupo con un millón de afiliados, ha sido la fuerza motriz tras los paros de tres días. Las protestas han frenado la producción petrolífera del cuarto exportador mundial, han sacudido a los mercados de petróleo y asombrado al gobierno de Chávez, a quien Washington considera un paria político.

Gran parte del país continuaba ayer paralizado, después de que Ortega y su homólogo en el sector privado, Pedro Carmona, quien encabeza el grupo de presión Fedecámaras, ampliasen la huelga general el miércoles por tiempo "indefinido". En muchas ciudades de provincias, las tiendas y las empresas permanecieron cerradas en señal de solidaridad con la huelga.

Mientras tanto, la principal refinería del país, el complejo de Paraguaná ... el país no lo puede perdonar". El líder sindical pidió después a la multitud que iniciase la marcha hasta la sede oficial del gobierno de Miraflores, "para expulsar a este traidor del pueblo venezolano". Después los condujo hacia el palacio presidencial y el número de manifestantes fue en aumento.

Chávez ha intentado organizar a sus simpatizantes en células vecinales que llama Círculos Bolivarianos, en honor al libertador Simón Bolívar.

Si Ortega logra forzar a Chávez para que modere su actitud política o para que salga de la escena nacional, sería una ventaja para EE.UU. y un buen augurio para la estabilidad de los mercados petroleros.

El espinoso nacionalismo de Chávez lo ha convertido en un problema para Washington y un factor imprevisible en la escena petrolera global. El líder político ha incrementado las regalías que pagan los inversionistas petroleros extranjeros y cambiado la tradicional política venezolana de mucha producción a precios bajos para alinearse con la OPEP en un esfuerzo por apuntalar los precios.



Carlos Ortega

La mayor refinería de petróleo funcionaba a menos del 50% de su capacidad.

Por otro lado, también existen pruebas de que Chávez ha tenido tratos con la guerrilla marxista en la vecina Colombia, donde EE.UU. está apoyando al gobierno con un programa de asistencia de US$1.300 millones. Además, el político ha mantenido cálidas relaciones con una serie de líderes repudiados por EE.UU., incluyendo a Castro, Saddam Hussein y Muammar el Gaddafi.

... yor peligro es que no todos los simpatizantes de Chávez han sido desactivados y pueden desatar brotes violentos en los días y semanas venideros".

El aliado clave de Ortega es Carmona, un ejecutivo del sector petroquímico. En las semanas anteriores a la huelga, los sindicatos y los grupos empresariales, junto con la Iglesia Católica, han estado intentando llegar a un acuerdo sobre los detalles de una posible transición después de Chávez.

"No hay ningún otro lugar en el mundo donde uno tenga esta situación", de los sindicatos trabajando al unísono con el sector privado, dice Steve Ellner, un experto laboral de la Universidad de Oriente. Por su parte, Ortega señaló: "Me aliaría con el diablo para defender a Venezuela", mientras que Carmona apuntó: "Los milagros pueden darse cuando hay una amenaza externa".

Mucho antes de la escalada de las tensiones, EE.UU. había abierto la comunicación con Ortega, que visitó Washington en febrero para reunirse con legisladores del Congreso, funcionarios del Departamento de Estado y representantes sindicales. Era difícil ignorar su creciente influencia.

"Dice un dicho que la gente con más tanques es la persona que gana la guerra", dice Roberto Bottome, un influyente analista político. "Y la persona con más tanques es Ortega". Ortega sigue sin convencer a algunos analistas políticos venezolanos. El movimiento obrero en Venezuela, que operó ...

Siderúrgica... informó que de las 94 empresas que se declararon en suspensión de pagos en el primer trimestre de 2002 en todo el mundo, 38 empresas tomaron esa medida en Argentina, sumando un total de deuda impagada por US$2.300 millones.

* * *

El Congreso brasileño aprobó un decreto presidencial que permite a las empresas eléctricas aumentar las tarifas para compensar las pérdidas ocasionadas por el plan de racionamiento de energía.

* * *

Centrais Eletricas Brasileiras planea emitir un bono por un total de 301 millones de euros. Este bono es parte de programa de emisión de deuda de 1.000 millones de euros para este año.

... empresas latinoamericanas negociadas en la bolsa de Nueva York se redujo a US$18.000 millones en el primer trimestre de 2002 de US$26.990 en 2001. Wall Street en general ha reducido su interés en la región y se está concentrando en Brazil y México.

* * *

El Gobierno de Ecuador anunció que no privatizará siete eléctricas después de que tres postores decidieron retirarse del proceso de venta.

* * *

La confianza de los consumidores en Argentina cayó un 22,1% en abril frente a 2001, según la Universidad Torcuato Di Tella.

MÁS INFORMACIÓN EN WWW.WSJ.COM/AMERICAS
ENVÍE SUS COMENTARIOS A: AMERICAS@WSJ.COM

tos y 88 heridos.

Radio Caracas anunció que habían muerto dos personas y que 23 estaban heridas como consecuencia de los enfrentamientos callejeros. Resulta probable que las reiteradas protestas hagan peligrar el estilo de gobierno de Chávez. El presidente venezolano se ha caracterizado durante los últimos tres años en el poder por su fuerte mano dura. Otros analistas están empezando a cuestionar seriamente si Chávez podrá sobrevivir.

Moisés Naím, ministro del gobierno venezolano durante princi... rriles diarios, pasó de operar al 50% de su capacidad el miércoles a estar prácticamente cerrada, según un informe sobre el estado de la situación emitido por ejecutivos disidentes de la petrolera estatal. Ortega encabezó ayer una manifestación multitudinaria de más de 200.000 personas frente a las oficinas de Petróleos de Venezuela, o Pdvsa, donde arrancó la actual crisis.

"No aceptaremos un solo minuto más de este gobierno", vociferó Ortega. "Chávez ha destruido Pdvsa. Ha destruido Venezuela y ... general que se encuentra al frente de las fuerzas armadas, hizo ayer una aprarición televisada con siete otros altos cargos del ejército, y emitió un breve comunicado señalando que el presidente "no está detenido" y se encuentra "en su sede oficial". El general Rincón pidió a los venezolanos que "mantengan la calma" y que eviten la violencia. La huelga "parece haber asestado un golpe de muerte a la habilidad del presidente de mantenerse en el poder", escribió José Cerritelli, economista de Bear Stearns, el miércoles. "El má... partidos políticos que compartieron el poder durante 40 años hasta los 90, tiene una historia de corrupción, tan corrupta, que contribuyó a la ola de repulsión pública frente a la clase política tradicional que llevó a Chávez al poder durante las elecciones de 1998.

Irónicamente, las operaciones de los sindicatos son más transparentes ahora que en cualquier otro momento de su historia gracias a una serie de reformas impulsadas por Chávez, aunque no necesariamente con intenciones democráticas.

Andersen Ultima Trato con el Gobierno de EE.UU.

POR DEVON SPURGEON Y JONATHAN WEIL
The Wall Street Journal

Arthur Andersen LLP, en una lucha por sobrevivir, intenta ultimar los detalles de un acuerdo para resolver una acusación criminal del gobierno y las demandas civiles de los accionistas y acreedores de Enron Corp., según fuentes cercanas.

La atribulada empresa ha adoptado lo que un socio ha calificado como una actitud de "tirar la toalla" hacia las conversaciones con el Departamento de Justicia después de llegar a la conclusión que el que David Duncan, el socio de Andersen a cargo de la auditoría de Enron, se declarara culpable esta semana ha dañado significativamente su posición legal. Andersen ha insistido que es inocente de las acusaciones de obstrucción a la justicia.

Pero uno de los mayores obstáculos es saber hasta dónde está dispuesta a llegar Andersen, sin declararse culpable, en admitir que obró mal. La empresa aún no ha acordado reconocer que obstruyó a la justicia si bien fuentes bien informadas reconocen que es probable que Andersen tenga que admitir algún grado de culpabilidad. La redacción de ese reconocimiento ha generado un intenso debate dentro del equipo de Andersen y la junta directiva de la empresa, que debe aprobar cualquier acuerdo.

Al mismo tiempo, Andersen está cerca de alcanzar un acuerdo en las demandas civiles entabladas en su contra en nombre de los accionistas y acreedores de Enron, que acusan a la firma de ayudar a encubrir pérdidas de miles de millones de dólares. Pero no se espera que esas negociaciones, que están siendo conducidas por un mediador federal, generen más de centavos por cada dólar perdido.

Mientras tanto, la molestia con Duncan, a quien la compañía despidió en enero por supervisar la destrucción de toneladas de documentos relacionados con Enron, está creciendo en Andersen. La firma ha armado su estrategia legal alrededor de la negación de Duncan de haber cometido un acto delictivo. Pero el miércoles, el día después de que Duncan se declarara culpable, la firma envió votos por correos electrónico a sus socios pidiéndoles que disolvieran la participación de Duncan en el fondo de socios de Andersen. Los resultados de la votación deberían conocerse el lunes.

La firma no ha aceptado aún reconocer que obstaculizó la justicia.

Un portavoz de Andersen se negó a comentar sobre acuerdos criminales o civiles en discusión. En lo que se refiere a la acción que involucra a Duncan, el portavoz dijo: "Duncan fue despedido el 15 de enero. Este voto fue para completar un proceso formal que la firma exige cuando un socio es despedido".

Un acuerdo sería muy importante para la investigación pendiente del gobierno sobre el caso Enron. Un acuerdo en el que Andersen se declare culpable acelerería notoriamente la capacidad de la Justicia para juntar evidencia para procesar a ex ejecutivos de Enron y otros potenciales implicados en el caso.

Con los pactos extrajudiciales, Andersen podría tener un motivo para acusar a terceros, como los banqueros de inversión y abogados de Enron, viendo esto como una oportunidad para mejorar su credibilidad señalando a otros que se vieron igual o más envueltos en actividades corruptas.

Telefónica: Foco en Brasil y México

KEITH JOHNSON
The Wall Street Journal

MADRID

En la superficie, Telefónica SA parece estar en una posición envidiable. Tiene una deuda relativamente pequeña, una calificación crediticia saludable y fue la única gran empresa de telecomunicaciones que arrojó ganancias durante el año pasado.

Entonces, ¿por qué su presidente, César Alierta, probablemente escuche muchas quejas de los accionistas en la reunión de hoy?

Los analistas dicen que el panorama a corto plazo de Telefónica presenta dificultades.

Y desde el punto de vista de un inversionista, Telefónica ha tenido un desempeño inferior bajo Alierta, con una caída en el precio de la acción del 11% el año pasado y una baja del 16% en lo que va de este año.

Alierta dijo ayer que la empresa analizaría el pago de dividendos el año que viene, (la compañía no paga dividendos desde 1998), o la recompra de acciones para impulsar la acción. "Estudiaremos todo lo que le genere valor al accionista", aseveró.

El pago de un dividendo no sólo complacería a los accionistas ansiosos por una parte del efectivo de Telefónica, sino que también actuaría como un soporte para el precio de la acción y disminuiría la volatilidad bursátil, afirman los analistas.

La situación económica en Argentina, aunque no se contagie al resto de la región, todavía amenaza con afectar las ganancias del grupo.

Alrededor del 11% de las ganancias antes de intereses, amortizaciones, impuestos y depreciaciones provinieron de Argentina el año pasado.

Alierta especificó que la emprersiones y adquisiciones en Brasil y México pero que si aparecen oportunidades en otros países de América Latina, "aumentaríamos nuestra penetración".

Pero Alierta apuesta a que el camino seguro para crear valor es seguir con la entrada de Telefónica a los servicios de valor agregado para teléfonos de línea fija e inalámbricos, especialmente por medio de un agresivo desarrollo de conexiones de banda ancha en España y América Latina.



César Alierta

Siguiendo el ejemplo de la idea de "convergencia" anunciada durante la gestión de su antecesor Juan Villalonga, Alierta confirmó el papel que la nueva filial de contenidos, Admira Media, puede jugar en el desarrollo de nuevos servicios que pueden ofrecerse junto con la red de Telefónica.

Pero los analistas siguen escépticos con el modelo de convergencia. "Todavía no está claro si las empresas de telecomunicaciones pueden realmente ganar dinero al ser propietarias y manejar contenido", dijo Robert Grindle, analista de Dresdner Kleinwort Wasserstein, en Londres.

RESULTADOS DE GE DECEPCIONAN

RACHEL EMMA SILVERMAN
The Wall Street Journal

En una señal de que estos también son tiempos difíciles para las compañías más diversificadas de EE.UU., General Electric Co. dijo que sus ingresos apenas crecieron en el primer trimestre del año mientras que sus ganancias cayeron 2,7% por un cargo contable.

La noticia impactó en el mercado bursátil y golpeó a las acciones de GE, la empresa más grande del mundo en valor de mercado. Sus acciones cayeron 9,3% o US$3,45 a US$33,75 en la bolsa de Nueva York perdiendo una capitalización de mercado de US$34.280 millones dejando el total en US$335.340 millones.

Los inversionistas se asustaron de la debilidad de los ingresos de GE, que apenas creció de US$30.490 millones del año pasado a US$30.520 millones este año, y de cómo su división de sistemas eléctricos, que había sido un gran motor de crecimiento, pierde fuerza.

"El clima de negocio todavía es difícil", dijo Keith Sherin, director general de finanzas de GE, que encabezó la conferencia telefónica con analistas, la primero en sus 110 años de historia. Esto último fue visto como un signo de que GE intenta calmar la intensa preocupación del mercado acerca del bienestar de los grandes conglomerados estadounidenses, en medio de una serie de escándalos contables.

ECONÓMICAS

FILE No. 823437

CIFRA DEL DÍA

143 mil millones de pesos colocó el Gobierno en TES a tasas entre 11,04% y 14,8%.

DÓLAR

Tasa representativa del mercado	2.257,78
Casa de cambio (c)	$ 2.130,00
Casa de cambio (v)	$ 2.170,00

CAFÉ COLOMBIANO — *Dólares por libra OIC*

Hoy	0,70
Ayer	0,68

PETRÓLEO — *Dólares por barril*

Hoy	26,13
Ayer	25,83

BOLSA DE COLOMBIA — *IGBC (Índice General)*

Hoy	1.130,20
Ayer	1.130,89

INTERÉS

DTF	Efectivo anual	10,39%
DTF	Trimestre anticipado	9,76%
TBS	Efectivo anual Bancos a 90 días	10,22%

UVR

HOY	$ 124,2168
MAÑANA	$ 124,2670

MONEDAS

	Pesos por
Euro	$ 1.984,55
Bolívar	$ 2,75
Peso mexicano	$ 253,88

Deterioro cafetero

Un estudio de la Comisión Económica para América Latina y el Caribe (Cepal) indicó que entre 1997 y 2000 la pobreza en las zonas cafeteras colombianas, por cuenta de la crisis del grano, se incrementó en 6,7 *por ciento* y el *número de hogares por debajo de la* línea de indigencia aumentó 2,8 por ciento. En tanto el desempleo creció 7,8 por ciento comparado con el 5,7 por ciento en el resto del país. Se calcula que el año pasado el impacto de las pérdidas de la caficultura se tradujo en 257 mil empleos/año.

Investigan acueductos



El Superintendente de Servicios Públicos, Diego Humberto Caicedo (en la foto) informó que abrió una investigación a 33 acueductos municipales de los departamentos del Magdalena y Atlántico por la mala calidad en el suministro de agua para el consumo humano. En consecuencia la Superintendencia delegada para Acueducto y alcantarillado, tiene 30 días hábiles para adelantar las averiguaciones que le permitan sancionar o exonerar a los prestadores, según corresponda.

Acciones de Michelín

Hoy el Grupo Michelín lanzará un plan de capitalización a escala mundial que incluye a Colombia, para que sus trabajadores se conviertan en accionistas de la empresa en condiciones preferenciales. En el país, los empleados invertirán en unidades de fondo de inversión no negociables. El fondo actuará como accionista del grupo francés Michelín.

Suben ventas de autos

Ventas de Chevrolet

Las ventas acumuladas de Chevrolet entre enero y

SALUD / GOBIERNO ALERTA POR RIESGOS PARA LAS FINANZAS DEL SECTOR

Avalancha de tutelas

Autoridades alertan sobre la posibilidad de que el sistema colapse por el crecimiento acelerado de las tutelas.

Fallos de tutela en salud
Millones de pesos, 2002

Concepto	No. de casos	Valor
Tratamientos y medic. VIH Sida	85	58,6
Transp. hepáticos y médula ósea	7	397,2
Suministro medicamentos no POS	61	148,5
Tratamientos de cáncer	17	20,4
Implante y/o suministro de Stent	11	31,6
Procedim. insuficiencia renal	10	18,2
Otros proced. quirúrgicos y exámenes	50	219,7
Implante coclear	2	103,1
Total	243	997,3

Fuente: Ministerio de Salud. Gráfico: Diseño Editorial / EL TIEMPO



En apenas 94 días, las tutelas que obligan a las Empresas Promotoras de Salud (EPS) a prestarles a sus afiliados servicios costosos –como sida, cáncer, transplantes de hígado y médula ósea, entre otros–, ya igualaron a las de todo el año 2000 y son un poco más de la tercera parte de las registradas en el 2001.

Esa avalancha de tutelas les ha causado una "preocupación enorme" a las autoridades del sector.

Dicen tener "cajadas de fallos por revisar", y consideran que a ese ritmo se llegará un momento en que el sistema de salud colapsará.

Al fin y al cabo, dichos tratamientos no están incluidos en el Plan Obligatorio de Salud (POS).

Así, las EPS no asumen esos costos, sino que le pasan la cuenta de cobro al Fondo de Solidaridad y Garantía (Fosyga), que es la entidad encargada de administrar el grueso de los re-

revisar la acción de tutela en salud mediante una ley estatutaria, ya que los jueces desconocen que los recursos del sector son limitados y no alcanzan para satisfacer todas las necesidades de la población.

Igualmente, hay analistas que plantean la necesidad de revisar los cubrimientos de las EPS.

Esto querría decir que si hay muchas tutelas en relación con un mismo tratamiento –por ejemplo cáncer–, sería conveniente que el POS lo cubriera.

En opinión de Ma-

Las EPS no asumen los costos. Los trasladan al Gobierno mediante el Fosyga.

Si sigue esa tendencia, advirtió, eventualmente habría necesidad de sacar dinero de otros programas de salud, como los de promoción y prevención, cuyo presupuesto ya se redujo de 40.000 millones de pesos en el 2001 a 18.800 millones este año.

Piden ley

"Si hubiera una ley estatutaria no se presentarían estas dificultades", expresó el funcionario, en lo cual coincide el presidente de Acemi, el gremio que agrupa a las EPS, Óscar

sector viene reclamando por dicha ley, para superar los problemas que desde ese entonces se insinuaban como extremadamente graves.

El presidente de la Asociación Colombiana de Hospitales y Clínicas, Juan Carlos Giraldo, no estuvo de acuerdo con esas apreciaciones 'apocalípticas'.

Recordó un estudio realizado por la Defensoría del Pueblo, el cual concluyó que en 1999 el 95 por ciento de las tutelas tuvieron que ver con la negación de servicios por parte de las EPS, a los cuales sus afiliados tenían derecho.

Además, agregó, es muy difícil pensar que el Fosyga, que este año presupuestó 1,75


2002
2001
Ventas totales
5.912
4.871
21,4
Exporta-ciones
2.624
1.564
67,8
Corsa
1.307
658
99,0
Taxi total
719
216
233,0
Fuente: Colmotores

marzo crecieron 21,4 por ciento frente al mismo periodo del año anterior, al registrar 5.912 unidades vendidas. Así mismo las exportaciones de la empresa aumentaron 67,8 por ciento a 2.624 unidades en el mismo periodo. Uno de los productos más vendidos dentro de la familia Corsa es el Chevrolet Corsa Wind.

Premio mundial para CCA

La Compañía Colombiana Automotriz (CCA) fue premiada por Mazda Motor Corporation con la distinción *Share Increase Award* por registrar durante el año pasado la mayor penetración en el mercado entre todas sus filiales y distribuidores en el mundo. En el 2001 las ventas de la ensambladora crecieron 20 por ciento al comercializar 9.249 unidades y su participación en el mercado fue del 14,2 por ciento.

cursos del sector.

Los riesgos

Hasta el 4 de abril, el organismo estatal ya había tramitado 243 fallos y girado 997,3 millones de pesos a las EPS.

En el 2000 gestionó 238 tutelas por 3.456,8 millones de pesos y en el 2001 fueron 679 por 6.387,7 millones.

"El sistema puede quebrarse en cualquier momento", advirtió el director de Financiamiento del ministerio de Salud, Heriberto Madrid.

Por esto, agregó, es necesario

arid, el POS excluye tratamientos y medicamentos que, mediante tutelas, son obtenidos por sus afiliados.

Citó el caso de una sentencia para el transplante de médula ósea en el exterior, para un menor, que costó 2.500 millones de pesos o el fallo reciente sobre fertilidad, que cuesta 2 millones mensuales y abre la compuerta para que haya más tutelas por este concepto.

Emilio Guerra.

De hecho, el pasado martes, Guerra le envió una carta al presidente Andrés Pastrana, en la cual le recuerda que desde hace tres años el

billones de ingresos, se vaya a quebrar porque tenga que pagar 14.500 millones de pesos -el 0,8 por ciento del total- para atender las tutelas interpuestas por los usuarios.

BANCO ANDINO COLOMBIA S.A. EN LIQUIDACION

El suscrito Liquidador informa que el día ocho (8) de abril de 2002 expidió la Resolución No. 210 mediante la cual se incorporan nuevos bienes al inventario de los activos del Banco Andino Colombia S.A. en liquidación y se acepta el avalúo técnico de los mismos, realizado por la firmas relacionadas en los considerandos de tal providencia.

Que en cumplimiento de lo dispuesto en el numeral 10 del artículo 5° del Decreto 2418 del 30 de noviembre de 1999 **SE DA TRASLADO** del inventario debidamente valorado a los interesados, por el término de diez (10) días hábiles contados a partir del once (11) de abril de 2002 hasta el veinticuatro (24) de abril del mismo año. Dentro de dicho término podrán formularse objeciones.

Que el inventario debidamente valorado podrá ser **CONSULTADO** durante el plazo señalado, en las oficinas del Banco, ubicadas en la Cra. 7 No. 71 - 52, local 101, Primer Piso, de la ciudad de Bogotá, D.C., Gerencia Administrativa, en el horario comprendido entre las 8:30 a.m a 12:30 m y 2:00 p.m a 5:30 p.m.

Que en lo no objetado, el inventario quedará en firme y el liquidador podrá adelantar inmediatamente la realización de tales activos.

Bogotá, D.C., Abril 11 de 2002. **Liquidador**

EL PROFESOR

NELSON CHAMORRO JURADO

DESCANSÓ EN LA PAZ DEL SEÑOR

Sus hijos: Héctor A. Chamorro Revelo y esposa, Esperanza Chamorro y esposo, Paulina Chamorro y esposo, Miguel Chamorro y esposa; sus nietos: Pilar, Héctor, Victoria y Marcela Chamorro, Patricia, Julio y Jaime Hidalgo, Eduardo y Gabriela Sigworth, invitan a las exequias que se efectuarán hoy jueves 11 de abril de 2002, a las 2:00 p.m., en la iglesia Divino Salvador (Cra. 17 No. 56-27), y luego acompañarlos al Cementerio de Chapinero a cremación (calle 68 Cra. 30).

Velación: Los Olivos, Sala G, quinto piso (calle 42 No. 14-20).

AVISO DE LIQUIDACIÓN

El suscrito liquidador de la empresa **ORION OIL S.A. EN LIQUIDACIÓN**, sociedad anónima identificada con Nit. No. 830095609-3, informa a los acreedores que la empresa se encuentra disuelta por acuerdo de los accionistas y en estado de liquidación.

GERMÁN MONTOYA V.
Cédula No. 2.907.218
Liquidador

CLUB 74 EN LIQUIDACIÓN

Carrera 9 No. 74-08, ☎ 3762200

Se permite informar a los acreedores del Club 74 que la Asamblea Extraordinaria de Socios realizada el 20 de marzo de 2002, aprobó la disolución y liquidación de la Corporación sin ánimo de lucro Club 74. Al efecto el liquidador está adelantando el inventario con la relación de los distintos activos y todas las obligaciones con su prelación u orden de pago. El liquidador, Douglas Velásquez Jácomo.

AVISO DE LIQUIDACIÓN

El suscrito liquidador de la empresa **CIMITARRA OIL S.A. EN LIQUIDACIÓN**, sociedad anónima identificada con Nit. No. 830095612-6, informa a los acreedores que la empresa se encuentra disuelta por acuerdo de los accionistas y en estado de liquidación.

NICOLÁS ACUÑA
Cédula No. 80.411.236
Liquidador

El Administrador del Sistema de Intercambios Comerciales del Mercado de Energía Mayorista

Informa:

Que, en cumplimiento de lo establecido en la Resolución 116 de 1998 expedida por la Comisión de Regulación de Energía y Gas, iniciará un programa de limitación del suministro de energía eléctrica **a partir del día 18 de abril de 2002**, en el horario comprendido **entre las 10:00 a.m. y las 11:00 a.m.**, a los usuarios atendidos en el ámbito nacional por la EMPRESA DE ENERGÍA ELÉCTRICA DE ARAUCA E.S.P., entidad que actualmente se encuentra en mora de pago del vencimiento del 1 de marzo de 2002 con el Mercado de Energía Mayorista.

Los usuarios pertenecientes a los circuitos no desconectables y los que son atendidos por comercializadores que no están en mora no serán afectados por el programa de limitación de suministro.

Los horarios en que se realizará el programa de limitación de suministro se incrementarán en las siguientes fechas:

FECHA	ANTIGÜEDAD	DURACIÓN	HORARIO
18 Abril de 2002 - 30 Abril de 2002	31-60	1 hora	10:00 - 11:00
1 Mayo de 2002 - 30 Mayo de 2002	61-90	2 horas	09:00 - 11:00
31 Mayo de 2002 - 29 Junio de 2002	91-120	3 horas	09:00 - 12:00
> 29 Junio de 2002	> 120	4 horas	09:00 - 13:00

Si la empresa tiene vigente un programa de limitación del suministro, los horarios por corte de energía publicados en este aviso quedarán incluidos en el programa anterior.

Asimismo, informa a todos los usuarios y a los terceros afectados por la limitación de suministro de energía eléctrica que los daños y perjuicios ocasionados serán responsabilidad de la empresa morosa.

PRIMER AVISO REGIONAL
Jueves 11 de abril de 2002.

DEPORTES

Vea además en **eltiempo.com**
Copa Libertadores. Resultados, estadísticas, comentarios sobre la jornada de ayer y hoy. Lea la sección Deportes.

PATINAJE

El Panamericano, en firme

A pesar de la cancelación de los Juegos Suramericanos en Bogotá y Medellín, por razones de seguridad, sigue en firme la realización del Campeonato Panamericano de patinaje de carreras para mayores, del 15 al 19 de mayo en Cartagena. "No renunciaremos al torneo", dijo Carlos Ferreira, presidente de la Federación Colombiana de Patinaje.

AUTOMOVILISMO

Arrancó el camper cross


73
Archivo / EL TIEMPO

Estas fueron las posiciones de la primera válida del Premio Gabriel-Goodyear de camper cross, disputado en Tocancipá: 1. Nadiel Pereira y Mauricio Pereira (Incarpas, Montero); 21 puntos; 2. Guillermo Olarte y Jaime Mantilla (Mobil 1, Montero), 16; 3. Carlos Carvajal y Luis Pablo Vargas (Jeep Comando), 14.

BOXEO

Cuatro colombianos en E.U.

Barranquilla. Hoy, en Barkersfield, el pluma Roque Casiani enfrenta al mexicano Jorge Muñoz; mañana, en Miami, el ex campeón mundial minimosca Beibis Mendoza reaparecerá frente a un rival por designar; y el sábado, en Las Vegas, el welter Edwin Cassiani peleará con el puertorriqueño Luis Collazo y el ex campeón mundial supermosca Harold Grey, contra el boricua Víctor Santiago.

BÉISBOL

Perdió el equipo de Bonds



Los Dodgers de Los Ángeles vencieron 3-0, en la noche del martes, a los Gigantes de San



RETIEF GOOSEN

PHIL MICKELSON

ERNIE ELS

GOLF / COMIENZA HOY EL MASTERS EN AUGUSTA

Las tres rayas del 'Tigre'

Los surafricanos Retief Goosen y Ernie Els y el estadounidense Phil Mickelson son los más opcionados para quitarle a 'Tiger' Woods el título que alcanzó hace un año.

AUGUSTA (ESTADOS UNIDOS)

En el Masters de golf, el primero de los cuatro torneos más importantes del año de este deporte, la meta de todo el mundo es ganarle a 'Tiger' Woods. El estadounidense, una vez más, parte como favorito para ganar el torneo, que ya obtuvo en dos ocasiones (1997 y 2001).

sado se echó al bolsillo los 684.000 dólares correspondientes al campeón del Bellsouth Classic. Desde que ganó el US Open, en junio del año pasado, Goosen dejó de pertenecer al lote de mitad de tabla.

Els, campeón del US Open en 1994 y 1997, estuvo muy cerca de ganar su tercer Major el año pasado: Fue sexto en el Masters y tercero en el Abierto Británico.

Mickelson quiere romper la imagen de fallar en los momentos clave de los grandes torneos. El año pasado fue tercero en el Masters, séptimo en el US Open y segundo en el PGA Championship. Este año ya ganó un torneo, el Bob Hope Chrysler Classic.

No hay que descartar a David Duval, pese a que su rendimiento bajó después de ganar el Abierto Británico, ni a Vijay Singh, que gana cuando nadie lo espera, como en el Masters de hace dos años. Pero los dolores de cabeza para todos los participantes son 'Tiger' Woods y los cambios del campo.



ESTO DIJO...

'Tiger' Woods

LLEGANDO AL 'GREEN'

Germán Calle
Especial para EL TIEMPO

El nuevo Augusta

Como cada primavera desde 1934, el Masters llega dispuesto a llevar a la cima al jugador que consiga la chaqueta verde. Este año, más que nunca, el protagonista será el campo.

No hay nada que lastime más el ego de los directivos de los grandes campos de golf que un deshonroso bajo par. De allí que todos los años las canchas donde se juegan los Majors sufran modificaciones.

Los cambios realizados en el campo del Augusta National Golf Club no tienen antecedentes. Nueve hoyos fueron reformados, siete pares 4 y dos pares 5. La longitud del campo pasó de 6.985 yardas a 7.270. En mi concepto, las modificaciones a los hoyos 10, 11 y 18 son exageraciones de los 'viejitos' del Augusta National. Ya eran inmensamente difíciles. Los hoyos 10 y 11 pares 4 quedaron de 495 y 490 yardas, respectivamente, y el 18, un 'pata de perro' a la derecha en escuadra, quedó de 465 yardas y no contentos con eso, tiraron el *tee* cinco yardas hacia los árboles de la derecha.



¿A quien va dirigido esto? Todo tiene nombre propio: 'Tiger' Woods. Había que inmunizar la cancha contra el hombre que pulverizó el escenario.

¿Se justifica acaso que por


GIANTS

Francisco y les quitaron el invicto de seis partidos. Los Gigantes no anotaron, aunque jugaron con el mejor jonronero de las Grandes Ligas, Barry Bonds (foto), quien ha pegado cuatro cuadrangulares en la temporada, conectó un imparable y ahora tiene un promedio de.471.

El resto de los jugadores del tour observa desde la segunda línea cómo las apuestas se inclinan hacia 'Tiger'. Tres nombres suenan para amargarle el camino al número uno del mundo: los surafricanos Ernie Els y Retief Goosen y el estadounidense Phil Mickelson.

Goosen fue el ganador del último torneo del PGA Tour antes del Masters. El domingo pa-



"El trazado favorece a los jugadores que cubren largas distancias con sus golpes. Pero hay que darle dirección a la pelota. La precisión será fundamental. Y, gane quien gane, deberá tener un buen juego corto también".

cancha se pierda la competencia? No debería ser así. Esperemos que los dioses del golf iluminen a Els, Mickelson, Duval, Toms, Goosen y al resto, porque con una cancha preparada de esta forma, a 'Tiger' solo lo podrán derrotar las traicioneras posiciones de bandera, otra de las armas que usan los 'viejitos' georgianos. El domingo tendremos el veredicto.

FÚTBOL

La Federación va a Pereira

Hoy se reunirá el Comité Ejecutivo de la Federación Colombiana de Fútbol en la finca de Hernán Mejía, segundo vicepresidente, en Pereira. Asistirán todos los miembros del organismo, incluidos los asesores del presidente Álvaro Fina. Mientras que en la Federación dijeron que la reunión era "informal", Mejía aseguró que es "formal, ordinaria y su tema principal será las próximas participaciones de las selecciones Colombia de todas las categorías".

Un 'Tren' para Santa Fe



Adolfo 'Tren' Valencia fue confirmado como nuevo jugador de Santa Fe. El delantero, de 34 años, jugó con el Metro Stars, de Nueva York, hasta noviembre pasado. Noticias varias: ayer fue presentado a la prensa Faustino Asprilla como refuerzo de Nacional; Arley Betancur suena para Millos, y Víctor Bonilla o Héctor Hurtado podrían llegar al Pereira; Real Cartagena y Quindó empataron anoche 0-0 en Valledupar.

Maturana, finalista

El equipo Al Hilal, que entrena el colombiano Francisco Maturana, se convirtió ayer en el primer finalista del campeonato de Arabia Saudita, luego de derrotar 6-0 al Al Tayee. El otro finalista saldrá por el siguiente sistema de eliminación: el cuarto enfrentará al tercero de la tabla. El ganador de esta serie chocará con el segundo clasificado. El vencedor de ese duelo enfrentará al equipo de 'Pacho'.

DEPORTE POR TV

Fútbol: Copa Libertadores: Sporting Cristal Vs. Morelia (Fox Sports, 3:00 p.m.); Talleres Vs. River Plate (Fox Sports, 7:00 p.m.); **Baloncesto de la NBA:** Rockets de Houston Vs. Mavericks de Dallas (Espn, 7:00 p.m.).

LIBERTADORES

Once Caldas, eliminado de la Copa

SANTIAGO (CHILE)

Cuando Caldas planteó defenderse en la Copa Libertadores como visitante –un estilo nada fiel a su juego– sufrió como condenado y cayó en sus tres salidas por fuera de Colombia. Esa fue la triste conclusión después de su eliminación del torneo, al caer anoche 3-1 frente a Universidad Católica de Chile y quedar tercero en el Grupo 8.

La combinación de resultados que más se temía se presentó ayer: derrota de Caldas y victoria del Olimpia paraguayo (2-0) frente al Flamengo brasileño. Nada que hacer: paraguayos y chilenos, a la segunda ronda. Y Caldas, que con un empate clasificaba sin depender de nadie, se fue sin pena ni gloria. Se repitió la historia de 1999, cuando debutó en Copa y también se quedó en la primera instancia.

Caldas le regaló la iniciativa a una Universidad que en los primeros 20 minutos llenó de centros el arco colombiano. Daniel Pérez, en un enredo entre el arquero Julio y el defensa José Preciado, marcó el 1-0. Al final del primer tiempo Caldas se acordó de atacar y Sergio Galván empató para el 1-1. Pero en la complementaria el miedo despertó y Católica sentenció: 2-1 con Gabricht, y 3-1 con Norambuena.

Posiciones: 1. Olimpia, 11 puntos; **2.** U. Católica, 10; **3.** Caldas, 9; **4.** Flamengo, 4. En otro partido, en el Grupo 7, el eliminado Tuluá (3 puntos) se despide hoy de la Copa al visitar al clasificado América de México (13 puntos).

F1 / EL COLOMBIANO REEMPLAZARÍA A MICHAEL SCHUMACHER

Ferrari acelera por Montoya

Las acciones de Juan Pablo Montoya para ser contratado por Ferrari se volvieron a cotizar ayer. Según un reporte de la prensa alemana, la escudería italiana está considerando la posibilidad de contratar al colombiano como remplazo de Michael Schumacher en caso tal de que el cuatro veces campeón mundial se retire al final de este año.

Schumacher tiene contrato con Ferrari hasta el final del 2004. Pero, de acuerdo con los reportes de la revista especializada *Auto Zeitung* y el diario *Die Welt*, el equipo italiano teme que Schumacher se retire si logra ganar su quinto título mundial a final de este año.

"Contamos con que Michael Schumacher no cumplirá su contrato hasta el 2004 si gana otro título y, por tanto, se retirará antes. Entonces, necesitamos a Montoya", le dijo un funcionario de Ferrari a *Auto Zeiting*. Otra teoría, mucho más temeraria y descabellada, surgió según la misma fuente de Ferrari: "Michael y su archirrival (Montoya) podrían manejar ambos para Ferrari en el 2003", añadió.

Ralf Schumacher, compañero de Montoya, corroboró la posibilidad de un posible retiro. "Michael ya ganó bastante en su vida. Tiene suficientes títulos, por lo que ya no necesita más", dijo Ralf.


2002 PETRONAS MALAYSIAN GRAND PRIX

JUAN PABLO MONTOYA

MICHAEL SHUMACHER

INGLATERRA / SE LESIONÓ AYER EN LA LIGA DE CAMPEONES

Beckham, en duda para el Mundial

MANCHESTER (AFP)

El capitán de la selección inglesa, David Beckham, sufrió ayer una fractura ósea en el metatarso del pie izquierdo y estará ausente de las canchas "de seis a ocho semanas", indicó ayer el entrenador del Manchester United, Sir Alex Ferguson.

De esta manera queda en duda su participación para el Campeonato Mundial de Fútbol de Corea y Japón, que comienza en un mes y medio.

Beckham, de 26 años, dejó el terreno en el minuto 21 del partido de vuelta de cuartos de final de la Liga de Campeones, en el que Manchester derrotó 3-2 a La Coruña (2-0 en el de ida) y avanzó a las semifinales. El inglés fue víctima de un duro planchazo del argentino Pedro Duscher.



David Beckham.

A propósito de la Liga, Real Madrid fue el último equipo en avanzar al derrotar ayer en casa 2-0 a Bayern Munich (1-2 en el de ida). Las llaves de semifinales quedaron definidas: Manchester-Bayern Leverkussen y Barcelona-Real Madrid.

FILE No 823437

ECONÓMICAS

CIFRA DEL DÍA

7,65 por ciento sería el incremento para los estatales que ganen entre uno y dos salarios mínimos.

DÓLAR	
Tasa representativa del mercado	$ 2.254,45
Casa de cambio (c)	$ 2.130,00
Casa de cambio (v)	$ 2.170,00

CAFÉ COLOMBIANO (Dólares por libra OIC)	
Hoy	0,68
Ayer	0,70

PETRÓLEO (Dólares por barril)	
Hoy	25,83
Ayer	26,53

BOLSA DE COLOMBIA (IGBC (Índice General))	
Hoy	1.130,89
Ayer	1.120,54

INTERÉS (Efectivo anual)	
DTF	10,39%
DTF Trimestre anticipado	9,76%
TBS Efectivo anual Bancos a 90 días	10,10%

UVR	
HOY	$ 124,1666
MAÑANA	$ 124,2168

MONEDAS	Pesos por
Euro	$ 1.985,05
Bolívar	$ 2,75
Peso mexicano	$ 253,94

Alzas en salarios públicos

El Gobierno divulgará en las próximas horas las escalas y los porcentajes para los aumentos de los sueldos de los trabajadores públicos. Los decretos señalan que los ingresos de una persona de salario mínimo serán aumentados en 8,04 por ciento. Las remuneraciones entre uno y dos salarios mínimos recibirán un incremento del 7,65 por ciento. Entre 2 y 2,4 salarios mínimos, el reajuste será del 6 por ciento y para sueldos superiores a 2,5 mínimos será de entre el 4,7 y el 5 por ciento. Los sindicatos anticiparon que rechazan esta medida unilateral, y el Gobierno anunció una comisión técnica para revisar políticas macroeconómicas del sector estatal.

Bancafé sigue en venta



De una utilidad proyectada de 20 mil millones de pesos todo este año, Bancafé ganó 800 millones en el primer trimestre, durante el cual colocó créditos por 240 mil millones. Su presidente, Pedro Nel Ospina (en la foto), afirmó ayer que se sigue buscando un inversionista, nacional o extranjero, que disponga de 250 mil millones de pesos, para quedarse con un 51 por ciento de participación en la entidad.

Mirando a Cuba

Colombia y Cuba acordaron ampliar las preferencias arancelarias –tarifas impositivas más bajas– a productos de biotecnología y textiles, con el fin de estimular el intercambio comercial bilateral, actualmente en 34 millones de dólares anuales. Hasta ahora, las gabelas concedidas a la isla cubren 603 subpartidas, mientras que al país goza de ese tratamiento en 973 grupos de bienes.

TELECOM / CONVENCIÓN COSTARÍA $ 1 BILLÓN

Empleados de $ 73 millones

Mientras la nómina de Telecom bajó en los últimos 5 años en 1.622 puestos, los costos laborales subieron más del 50 por ciento. Sindicato refuta cifras.

Los costos laborales de Telecom estan a punto de crecer en 67.000 millones de pesos este año y 52.000 millones el próximo, si se aplican los términos de la convención colectiva de trabajo que se discute entre las directivas de la empresa y los sindicatos.

Lo curioso es que, mientras un estudio de la compañía muestra cómo, en los últimos cinco años, la nómina de trabajadores se redujo en 1.622 personas –al pasar de 8.096 en 1998 a 6.474 en el 2002–, en este mismo periodo, el costo de la nómina más los beneficios de la convención subieron en casi 50 por ciento, al pasar de 293.184 millones a 474.474 millones de pesos.

El incremento entre 1998 y [...] mento, y para el 2003 en 81 millones de pesos, un 10,9 por ciento de incremento.

En sus cálculos laborales, la empresa suma salarios, prestaciones legales y extralegales, transferencias de ley, préstamos para vivienda y vehículo, aportes al fondo de empleados, bienestar social, auxilios educativos y planes complementarios de salud.

Todas estas cifras deberán ser analizadas en la negociación de la nueva convención colectiva de trabajo, la cual está congelada desde hace un mes, cuando se retiraron las partes de la mesa.

¿La razón principal? Que el sindicato exige que se estudie, dentro del pacto laboral, la situación de las liquidaciones de los 14 contratos de riesgo compartido firmados por Telecom con seis multinacionales de las telecomunicaciones.

Riesgo compartido

Siguiendo las pautas de un documento del Consejo de Política Económica y Social (Conpes), Telecom contrató re-[...]


TELECOM

EL SINDICATO habla de nóminas paralelas y la empresa de consultores que reducen gastos laborales. Archivo / EL TIEMPO

Costos laborales Telecom
*Millones de pesos

Año	Trabajadores	Nómina más convención*
1998	8.096	293.184
1999	7.371	370.387
2000	6.960	380.463
2001	6.699	406.638
2002	6.474	474.474
2003	6.474	526.648

Fuente: Telecom.

El presidente de los sindicatos, Rafael Baldovino, consideró que las cifras de la empresa están infladas.

Explicó que el propio balance, firmado por Román, señala que el año pasado los costos [...] unos 70.000 millones de pesos.

"Lo que pasa es que Telecom tiene una nómina paralela de cerca de 5.000 empleados", puntualizó Baldovino.

En materia salarial, el sindicato pide un reajuste del 15 por ciento, pero ha anticipado que estaría dispuesto a arreglar, con base en la inflación causada. Señala, además, que las prestaciones no se pueden quitar porque están en la ley.

De todas maneras, una empresa común y corriente, con 6.500 trabajadores, que tengan un salario promedio de un millón de pesos mensuales, más las prestaciones legales, gastaría anualmente cerca de 100.000 millones de pesos en su [...]

Exportaciones cayeron 1,8%


Exportaciones
Febrero, millones de dólares
2001
2002
Tradicionales
455,4
418,6
No tradicionales
505,4
524,6
Total
960,8
943,2
Fuente: Dane.

Las exportaciones colombianas bajaron 1,8 por ciento en febrero, respecto al mismo mes del año pasado, debido a la caída de 8,1 por ciento en las tradicionales. Estas se vieron jalonadas por las ventas de petróleo (-18,5 *por ciento) y café* (-11,4 por ciento). La facturación de las no tradicionales, por su parte, aumentó 3,8 por ciento. Se destacan vehículos y sus partes (71,9 por ciento), banano (38,4 por ciento) y productos químicos (7,9 por ciento).

Feria del azar

Hoy será inaugurada en Corferias, Bogotá, la Feria Andina de Juegos de Azar Fadja 2002, en la cual se llevarán a cabo diversos simposios académicos sobre la dinámica del sector de juegos en la economía, el régimen de control sancionatorio y la incorporación de nuevas tecnologías en el mercado andino, entre otros.

Mastercard creció 17,6%

Las transacciones con tarjetas de crédito Mastercard en el mundo generaron 986 mil *millones de dólares en* el 2001, un 17,6 por ciento más que en el 2000, informó su presidente Robert W. Selander. El crecimiento en América Latina fue de 26,4 por ciento. Se emitieron 520 millones de tarjetas, el mayor número anual en los últimos cinco años. Hoy circulan 1.700 millones de tarjetas Mastercard, Cirrus y Maestro.

1999 fue de 71.202 millones de pesos. Al año siguiente fue de 10.075 millones. En el 2001, de 26.175 millones. Sin embargo, *ya para este año, se estima un* aumento de 67.836 millones y, para el siguiente, de 52.173 millones de pesos.

Una de las cosas que más subiría –y que más ha subido en los últimos años– es el costo que cada trabajador significa para la empresa.

Hace 5 años, éste era de 36 millones de pesos, en el 99 de 50 millones, en el 2000 de 54 millones y el año pasado de 60 millones. *Para el 2002 se calcula* en 73 millones, que significaría un 21,6 por ciento de au- recientemente una firma de banca de inversión para buscar arreglos, *que reconoce en cerca* de 900 millones de dólares.

Las compañías extranjeras piden unas compensaciones por 1.800 millones de dólares.

El sindicato estima que la deuda es mínima y que se deben buscar fórmulas, distintas al endeudamiento, para cancelar.

Para el presidente de Telecom, Hernán Román Calderón, la situación es difícil para Telecom, con unos costos laborales que, para una *convención a dos años, significan* para la empresa un poco más de un billón de pesos.

laborales marcaron 101.000 millones de pesos, el 10 por ciento de lo que se está *hablando para los dos años de la nueva convención.*

Román Calderón ratificó las *cifras de los costos laborales,* indicando que hay que sumarle los directos e indirectos, administrativos, operativos, convencionales y pensionales. Dijo que la empresa busca su recuperación, no solo con la nómina sino con nuevos *ingresos.*

El salario promedio, añadió, es de más de un millón de pe*sos, lo cual representa al año* nómina.

En estos términos, se espera *que en pocos días se reanuden* las negociaciones entre los representantes del sindicato y de la empresa.

Seguramente, las partes tendrán que ceder en sus intereses para lograr hacer viable una empresa que afronta una dura competencia en el servicio nacional e internacional.

Están los antecedentes de Ecopetrol y el Seguro Social, donde los sindicatos acepta*ron recortar sus convenciones* para asegurar la supervivencia de las entidades.

Más recursos para la salud

El Consejo Nacional de Seguridad Social en Salud aprobó el lunes la destinación de *15.000 millones de pesos* en el 2002 para el fortalecimiento de la Red Nacional de Urgencias.

Del total de dinero asignado, 8.700 millones de pesos son para la adquisición de equipos médicos con destino a las áreas de Cuidado Intensivo, Quirúrgicas, Urgencias y Reanimación. Igualmente, para servicios de *apoyo,* como los de laboratorio clínico y el de ayudas diagnósticas.

El Consejo Nacional de Seguridad Social en Salud es el ente encargado de fijar las políticas de salud en el país y de asignar recursos.

POLÍTICA

Vea además en
eltiempo.com
Verdes: Comienza el primer congreso nacional de ambientalistas en Bogotá. **Léalo en Ecología.**

'La solución no es armada'

Estados Unidos se equivoca cuando piensa en la problemática colombiana como un "reto militar", sin tener en cuenta los múltiples factores que han generado la crisis actual, dijo ayer en Washington James Rosenau, experto en política internacional de la Universidad de George Washington. "E.U. juega a ser Dios cuando piensa que todo se puede solucionar a punta de armas", aseveró. El académico participará en un foro sobre crisis política colombiana, organizado por la Universidad de los Andes y EL TIEMPO, que empieza hoy.

Nueva ronda con el Eln



El alto comisionado para la paz, Camilo Gómez, viajó anoche a Cuba para reanudar con el Eln la discusión sobre una tregua bilateral. "Esperamos que se avance sustancialmente", dijo Gómez antes de partir. Entre tanto, el frente de este grupo guerrillero que opera en Arauca reconoció tener en su poder a los alcaldes de Cravo Norte y Saravena, los párrocos de este último municipio y Arauquita, a dos concejales y a cuatro diputados. Pidió una comisión humanitaria para que los reciba.

Debate por presunto fraude

El Fiscal y el Contralor generales, el Registrador Nacional, el Presidente del Consejo Electoral y los ministros del Interior y Defensa tendrán que explicar ante la plenaria del Senado de la República, el próximo martes, todo lo relacionado con las eventuales irregularidades que se presentaron en las elecciones al Congreso, el pasado 10 de marzo.

Alianza por la paz


Congreso Nacional de
PAZ Y PAIS
Por la Vía de la Vi
Bogotá 9, 10 y 11 de mayo de 2002

Gerardo Chaves / EL TI

CAMPAÑA / EL OTRO DUELO EN LAS ENCUESTAS

La pugna de Noemí y Garzón

Detrás de Álvaro Uribe y Horacio Serpa se esconde la batalla de los independientes por 'colarse' en la segunda vuelta.



NOEMÍ SANÍN, candidata del movimiento Sí Colombia.



LUIS EDUARDO GARZÓN, aspirante del Polo Democrático.

Ni Noemí Sanín quiere reconocer que teme a que Luis Eduardo Garzón la supere en las encuestas, ni Garzón quiere aceptar que su objetivo a corto plazo es consolidarse en el tercer lugar de las preferencias para pelear un tiquete en la segunda vuelta presidencial.

Los dos no se reconocen como enemigos inmediatos. "Nosotros no estamos peleando por encabezar el pelotón de los 'chiquitos'", dice Garzón. "Yo sé que vamos a ganar y vamos para la segunda vuelta. Lo grave es que nos quiten los dos candidatos de adelante", responde Noemí.

Pero la expectativa ahora se concentra en si Garzón logra rebasar a Noemí, sobre todo después de conocer los datos de la última encuesta del Centro Nacional de Consultoría en la que la ex canciller bajó de 12 a 7 por ciento en la intención de voto y Garzón subió del 1 al 4 por ciento.

"Noemí Sanín pierde cinco puntos y, aunque conserva el tercer lugar de las preferencias, un desdibujado 7 por ciento la tiene ad portas de cederlo a Luis Eduardo Garzón", advierte la revista *Semana* en su última edición.

Pero, ¿puede el candidato del Polo Democrático superar a la aspirante del movimiento Sí Colombia? Las opiniones están divididas. Carlos Lemoine, del Centro Nacional de Consultoría, manifiesta que "sí es posible que Garzón siga creciendo".

Para sustentar su afirmación, Lemoine dice que la candidatura del ex líder sindical ha tomado fuerza en el Pacífico, zona donde independientes como Antonio Navarro tienen influencia en el voto de opinión. Asegura, además, que Garzón representa un voto de constancia en estas elecciones.

Pero en las filas de Noemí las cuentas son otras. Uno de sus más cercanos asesores, que solicitó la reserva, dice que la campaña de Garzón estaba esperanzada en sacar un 10 por ciento en la última encuesta después de recibir el respaldo de 17 senadores independientes que, según ellos, suman un millón y medio de votos.

Navarro refuta este argumento al comentar que la unión de los independientes es la más fuerte arma de Garzón. "Esta es una candidatura con un sentido de grupo, con respaldo, no es una candidatura pequeña", dice.

Los asesores de Noemí no se dan por vencidos y advierten que la candidata logrará recuperar posiciones en las encuestas por cuenta de la polarización entre Álvaro Uribe y Horacio Serpa, los candidatos punteros en las encuestas.

"Hace 4 años Noemí estaba en un punto similar y casi logra un cupo en la segunda vuelta. Ahora, el país puede tener la tranquilidad de escoger a una candidata que no tendrá que defenderse de cuestionamientos por vínculos con grupos ilegales o por el proceso 8.000", precisa Fabio Villegas, fórmula vicepresidencial de Noemí.

CUMBRE / PROMULGADOS NUEVOS ESTATUTOS

Serpa fustiga a Pastrana y al neoliberalismo

Estimulada por las gargantas de unos 4.000 seguidores y diri- vamente las presiones de los paramilitares en favor de Álvaro

ESCRUTINIO / DOS CONSEJEROS NO ACTUARÁN

Magistrados, impedidos

Los magistrados del Consejo Electoral Édgar Castellanos y Gilberto Alzate se declararon impedidos para participar en la definición de los escrutinios para Senado y en

Alzate se declaró impedido porque su esposa es hermana del senador Carlos Espinosa Facciolince. Este, que estaba 'quemado' en el preconteo, obtuvo unos 10.000 votos duran-

Proponer a los candidatos presidenciales una política de paz de Estado y elaborar un mandato sobre Derechos Humanos y Derecho Internacional Humanitario (DIH) para los grupos que participan en el conflicto, son dos de los objetivos del congreso 'Paz y País', que se realizará en Bogotá entre el 9 y el 11 de mayo próximo. Cuarenta países estarán presentes en el encuentro, para el cual se aliaron todas las organizaciones que trabajan por la paz.

Se van Lozano y Borja

Carlos Lozano, director del semanario *Voz*, del Partido Comunista, confirmó ayer que saldrá transitoriamente del país debido a las amenazas de muerte que arreciaron después del rompimiento del proceso de paz con las Farc. "Llegan casi a diario, a través de teléfono y cartas. Me dicen que estoy viviendo horas extras", dijo. Lozano informó que Wilson Borja, *representante* electo a la Cámara, también se ausentará del país por el mismo motivo.

vivas al candidato presidencial Horacio Serpa, la campaña liberal salió ayer robustecida tras la cumbre donde se promulgaron los nuevos estatutos y se conmemoró el aniversario número 54 del crimen de Jorge Eliécer Gaitán.

Durante casi una hora, Serpa improvisó un discurso lleno de vibratos, interrumpido reiteradamente por las arengas. Dijo que el *gobierno* Pastrana ha sido "lo más irresoluto, equivocado y corrompido" que le ha pasado al país, que los pastranistas se han unido con el neoliberalismo y que "si no luchamos, ellos van a seguir gobernando a Colombia".

El candidato denunció nue-

cultivar la lealtad y juró que él jamás renegará de los idearios de su partido.

A la cumbre, que duró cuatro horas, asistieron los ex presidentes liberales Julio César Turbay y Carlos Lemos Simonds, los cuadros de la campaña serpista, los presidentes de Senado y Cámara y líderes de todo el país.

El senador Luis Guillermo Vélez, uno de los oradores, dijo que en Colombia no se puede hablar de disidencias en los partidos, tras la reglamentación de 1994, y que, por eso, "el Partido Liberal no tiene candidatos independientes ni disidentes", en una clara alusión a Uribe Vélez.

las audiencias de reclamaciones que se inician mañana.

Castellanos tomó esta decisión porque hace cuatro años hizo parte de la lista al Congreso del senador Carlos Ardila Ballesteros. Actualmente, Ardila está peleando su entrada al Senado.

te los escrutinios en Bolívar e ingresó a la lista de electos.

Fuentes del Gobierno dijeron que una de las pruebas 'reina' del fraude en ese departamento es que en las mesas de Cantagallo y Morales, en donde debían votar solo 50 personas, votaron más de 350.

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

60 contratos de asociación se firmaron entre 2000 y 2001, según Ecopetrol.

DÓLAR

Tasa representativa del mercado	▼ $ 2.255,02
Casa de cambio (c)	▼ $ 2.130,00
Casa de cambio (v)	▼ $ 2.170,00

CAFÉ COLOMBIANO – Dólares por libra OIC

Hoy	0,70
Ayer	0,71

PETRÓLEO – Dólares por barril

Hoy	26,53
Ayer	26,23

BOLSA DE COLOMBIA – IGBC (Índice General)

Hoy	1.120,54
Ayer	1.107,80

INTERÉS – Efectivo anual

DTF	10,39%
DTF Trimestre anticipado	9,76%
TBS Efectivo anual Bancos a 90 días	10,30%

UVR

HOY	$ 124,1165
MAÑANA	$ 124,1666

MONEDAS

	Pesos por
Euro	$ 1.978,86
Bolívar	$ 2,76
Peso mexicano	$ 255,71

Exportación de ingeniería

Las empresas de ingeniería colombianas Grodco y el Grupo Odinsa, junto con otras firmas de República Dominicana, construirán en este país caribeño una autopista de 120 kilómetros. El valor del proyecto, que será inaugurado hoy, asciende a 125 millones de dólares, de los cuales el Bancóldex financiará hasta 83 millones.

Cuentas externas, en rojo

Comportamiento de la cuenta corriente
Trimestres-% del PIB



1,3
0,9
0
-1,0
-2,2
-1,8
-3,3
III/00 IV/00 I/01 II/01 III/01 IV/01

Fuente: Banco de la República

El Banco de la República informó que la cuenta corriente de la balanza de pagos arrojó durante el 2001 un déficit de 1.693 millones de dólares, que equivalen al 2 por ciento del PIB, como consecuencia del aumento de las importaciones en 1.178 millones de dólares y una caída de las exportaciones de 862 millones. Por su parte, la cuenta de capital registró ingresos netos por 2.453 millones de dólares, monto superior en 1.863 millones al del año 2000.

Más información a la Dian

Desde el próximo lunes y hasta el 26 de abril, quienes al 31 de diciembre del 2000 tenían un patrimonio bruto mayor a 2.940 millones de pesos o ingresos superiores a 5.881,1 millones, deberán reportarle a la Dian las operaciones realizadas el año pasado. Esta información se cruzará con la proveniente de los emisores de tarjetas de crédito, instituciones financieras, notarías, cámaras de comercio, *superintendencias, proveedores, etc.* y se comparará con la suministrada por los contribuyentes en su declaración de renta, con el fin de verificar el correcto pago de impuestos nacionales.

SALARIOS / EL AUMENTO SERÍA RETROACTIVO AL PRIMERO DE ENERO

Alza ponderada del 5,6% para estatales

Los incrementos van desde el 8 por ciento para sueldos de uno a dos salarios mínimos, hasta del 4,7 por ciento para los altos funcionarios.



EN MANOS DE LOS MINISTROS de Hacienda, Juan Manuel Santos, y de Trabajo, Angelino Garzón, está el aumento de salarios para el sector público. *Archivo / EL TIEMPO*

Hoy, los ministros de Hacienda y Trabajo comenzarán a firmar los decretos que fijan los aumentos salariales para *230.000 funcionarios públicos* del sector central.

Según fuentes oficiales, para autorizar los incrementos, el Gobierno consideró un promedio ponderado del 5,6 por ciento.

Así, los sueldos entre uno y dos salarios mínimos tendrían un reajuste del 8 por ciento –acorde con el aumento del salario mínimo para este año– y los ingresos de los altos funcionarios, entre ellos los ministros, recibirían un alza del 4,7 por ciento.

Teniendo en cuenta los 28

Por su parte, el Decreto 617 indicó que los gastos de perso*nal se podrán aumentar hasta* en el 90 por ciento de la inflación esperada –que para el 2002 es del 6 por ciento–.

El año pasado, el ministro de Trabajo, Angelino Garzón, defendió la posición de *la Corte, mientras que el ministro* de Hacienda, Juan Manuel Santos, la aplicación del decreto.

La política de hacer un incremento escalonado se ha venido aplicando en los últimos años, como consecuencia de los problemas de las finanzas públicas y la necesidad de hacer un ajuste fiscal.

Si se aprobara igual porcentaje de aumento para los 700.000 empleados, se tendrían que desembolsar recursos cercanos al billón de pe-

SOFASA

Gana menos y exporta más

Sofasa, la ensambladora de Valores Bavaria, tuvo el año pasado un balance de doble faz: aunque sus utilidades disminuyeron 36,9 por ciento, sus exportaciones –por el contrario– crecieron un sorprendente 81,5 por ciento.

La compañía, que con sus 13.221 unidades afirma tener una participación de mercado del 20,4 por ciento –3,1 puntos más que en el 2000– logró el año pasado utilidades netas por 31.595 millones de pesos.

Así quedó contemplado en el informe que presentaron la Junta Directiva y el presidente a la Asamblea General de Accionistas.

Los ingresos operacionales, por su parte, ascendieron a 872.393 millones de pesos, cifra superior en 59,6 por ciento a la registrada en el 2000.

Los mayores logros se vieron por el lado de las exportaciones, con un total de 222 millones de dólares, lo cual se explica por "una mayor

Vividores de urgencias



Archivo / EL TIEMPO

Pacientes que viven en las salas de urgencia, que trafican estupefacientes en ellas o que alquilan camillas, son algunas de las graves irregularidades que detectó la Superintendencia de Salud en una visita al Hospital Universitario de Cali, el único de tercer nivel en el suroccidente colombiano. También se evaluó la situación de la clínica Rafael Uribe Uribe del Seguro Social y el Hospital Mario Correa.

grados salariales que maneja la nómina oficial, habría porcentajes diferenciales para directivos, asesores, ejecutivos, profesionales, técnicos y asistentes.

Los aumentos beneficiarían a unos 230.000 empleados públicos, pero no incluirían a los maestros ni a las Fuerzas Militares, que tienen regímenes propios.

La polémica

El año pasado, los incrementos salariales para el sector público despertaron una dura controversia, frente a si se debían aplicar los pronunciamientos de la Corte Constitucional o del Gobierno.

La sentencia 1064 de 2001 de la Corte contempló alzas con porcentaje de la inflación, *sin señalar si la cumplida o la esperada.*

Para hoy, el ministro Garzón convocó a una reunión con los voceros de los sindicatos estatales y funcionarios de las carteras laboral y de Hacienda.

Según la Contraloría General de la República, que realizó un estudio sobre el comportamiento de las alzas en los últimos 10 años, los incrementos ponderados en el sector público están rezagando los salarios de los profesionales, directivos y empleados de cargos intermedios.

El organismo señaló que en términos reales -descontando la inflación-, los sueldos de los profesionales han caído en los últimos 10 años alrededor del 19,5 por ciento.

El aumento beneficia a 230.000 empleados públicos y no incluye maestros ni militares.

sos. En cambio, con el alza ponderada se produce un 'ahorro' de recursos.

El año pasado, por ejemplo, se autorizó un incremento ponderado del 5,8 por ciento, así: del 8 por ciento para los que ganaban dos salarios mínimos y del 3 por ciento para los que devengaban entre 8 y 9 salarios mínimos.

Los más beneficiados con los reajustes, por el contrario, han sido los congresistas y magistrados de las altas cortes, que tienen un aumento diferente al que se aplica para el sector público, y cuyos salarios han aumentado en términos reales 32 por ciento en igual periodo, según la Contraloría.

penetración en el mercado venezolano y por efecto del crecimiento del mercado automotor en Ecuador", aseguró la firma en un comunicado.

Así, la compañía realizó el 60,8 por ciento de sus ventas *en los países vecinos, con lo* cual pudo compensar la caída del mercado nacional, en el cual colocó el 26 por ciento de las unidades.

En Venezuela, la marca Renault logró un 7.5 por ciento de participación en el mercado de automóviles.

En cuanto a Toyota, la marca registró el mayor índice de exportaciones de toda su historia, con 6.755 unidades vendidas, cifra con la cual alcanzó el 75 por ciento de las ventas de vehículos ensamblados en Colombia para los mercados de la Comunidad Andina.

EL TIEMPO

THE WALL STREET JOURNAL AMERICAS.

EL TIEMPO Y GRUPOS DIARIOS DE AMÉRICA *Una publicación de* **DOWJONES** http://wsj.com MARTES 9 DE ABRIL DE 2002

What's News—®

INTERNACIONAL

Fox Paine, una firma de compras apalancadas, hizo una oferta de cerca de US$900 millones por la unidad de impuestos de Arthur Andersen. La empresa de auditoría despedirá alrededor de 7.000 personas en Estados Unidos como consecuencia de los escándalos del caso Enron. La firma contable lucha por sobrevivir en medio de serias complicaciones legales y financieras.

* * *

El equipo de redactores de The Wall Street Journal ganó ayer un premio Pulitzer en la categoría de noticia de última hora, por su cobertura de los atentados del 11 de septiembre bajo circunstancias adversas, al tener que abandonar sus oficinas en las inmediaciones del World Trade Center. The New York Times recibió siete premios y el Washington Post también fue galardonado.

* * *

Terra Lycos podría anunciar hoy que no alcanzará la rentabilidad sino hasta 2003. Por otro lado, Bertelsmann podría pedir la renegociación de un contrato de publicidad con la española, valorado en US$1.000 millones para ajustarlo al mercado.

IBM advirtió que tendrá menores ingresos y ganancias en el primer trimestre. La firma espera ingresos por entre US$18.400 millones y US$18.600 millones, frente a los US$19.650 millones proyectados por analistas. La noticia hizo que las acciones de la empresa cayeran 10%, lo que causó una caída general del mercado de 1,47% al principio del día. El cierre de la Bolsa de Nueva York fue 0,22% a la baja.

* * *

KirchMedia, brazo operativo de Kirch Group, se acogió a la protección de las leyes de bancarrota. La empresa tiene deudas superiores a los US$5.700 millones.

* * *

Levi Strauss anunció que despedirá a 3.300 trabajadores, o alrededor del 20% de su plantilla, en todo el mundo y que cerrará seis plantas en EE.UU. y trasladará operaciones a países con menores costos laborales como México.

* * *

Sony ofrecerá a través de su consola PlayStation 2 su juego de Internet para suscriptores EverQuest. Se trata de una prueba para ver si los usuarios están dispuestos a pagar por jugar en línea.

REGIONAL

La Recuperación es Frágil, Dice Bush

Ve un Peligro en la Dependencia del Petróleo de Países 'Inestables'

GERALD F. SEIB
The Wall Street Journal

WASHINGTON

El mismo día en que Irak anunció que cortaría las exportaciones petroleras por 30 días, el presidente estadounidense George W. Bush dijo que la economía todavía es tan frágil que un alza en los precios del petróleo podría sofocar los primeros brotes de la recuperación que se han visto últimamente.

"El hecho de que somos dependientes de *países inestables es una razón por la que...* no creo que estemos fuera de peligro en términos económicos", dijo Bush en una entrevista de 30 minutos con The Wall Street Journal. La probabilidad de una crisis petrolera es una razón "por la que hemos tenido que ser muy cautelosos a la hora de hacer audaces predicciones acerca de la economía. Somos una nación dependiente de la energía".

En especial, el presidente insistió en que el temor petrolero refuerza sus argumentos para pedir al Congreso que apruebe rápida*mente la ley de energía que ha propuesto,* que incluye la idea de buscar petróleo en un refugio natural en Alaska. Pero también dejó claro que está dispuesto a considerar otros pasos más inmediatos para hacer frente a un problema con el petróleo si fuera necesario.

El mandatario se negó a descartar el uso de las reservas estratégicas de petróleo o una *reducción en* los impuestos al combustible, en caso de ser necesario. "Analizaremos todas las opciones", si la amenaza iraquí genera un problema, dijo.

Puede que tales pasos nunca sean necesarios. Aunque Irán y Libia dijeron que están de acuerdo con la convocatoria de Irak a cortar los envíos de petróleo, Bush afirmó que algunos países productores han señalado públicamente que no tomarán parte en ningún embargo petrolero. "Hay un exceso de oferta *y veremos cómo esto influye", aseveró.*

Con respecto al líder iraquí, Saddam Hussein, Bush dijo que "necesitamos tener cuidado sobre si este hombre conseguirá el efecto que *quiere lograr".*

Pero también es evidente que la amenaza de Irak ha profundizado la enemistad de Bush con respecto a Bagdad y a Hussein.

Consultado acerca de si la suspensión de exportaciones iraquíes constituye una acción hostil, Bush dijo: "Bueno, no lo llamaría un gesto amigable... Irak es un problema y hoy fuimos testigos de otra razón por la que es un problema".

Antes de hacer estas declaraciones, Bush recibió una buena noticia del Medio Oriente. Las fuerzas israelíes, luego de resistir sus pedidos de retirada de los últimos cuatro días, habían comenzado abandonar dos pueblos que habían ocupado en Cisjordania. Bush afirmó que estas retiradas se seguirán produciendo. "Esto es el comienzo", sostuvo.



George W. Bush

Bush hizo estas declaraciones en un día en que los límites de su capacidad para controlar los sucesos de Medio Oriente se volvieron evidentes. A pesar de que comenzó la retirada, la ofensiva israelí en Cisjordania seguía en otras áreas.

Y el secretario de Estado, Colin Powell, inició su viaje a la región encontrando que sus pedidos para moderar los atentados suicidas palestinos fue recibida con sugerencias de que primero EE.UU. logre que su aliado Israel salga de los poblados palestinos que ocupó recientemente.

Los ataques terroristas del 11 de septiembre cambiaron fundamentalmente la agenda de Bush, transformando una presidencia enfocada en asuntos domésticos en una orientada a la seguridad nacional.

Al hacer el cambio, fue apoyado ampliamente por los estadounidenses, en parte por una tendencia natural a respaldar al presidente en tiempos de crisis, pero en gran medida por su capacidad de decisión en un momento de peligro.

Pero el sólido apoyo público está destina*do a gastarse en algún momento, y la nueva* encuesta de The Wall Street Journal/NBC sugiere que el conflicto en Israel podría estar logrando eso. En general, Bush todavía obtiene una calificación de aceptación excepcionalmente alta: un 74% de los encuestados dicen que aprueban su trabajo como presidente. Pero la cifra ha caído desde el 82% en enero.

Tal vez más importante es la baja en la percepción pública del manejo de Bush de los asuntos internacionales. Un 68% de los encuestados dijeron que aprobaban su conducción de las políticas internacionales, una caída de 13 puntos desde el comienzo del año. Los estadounidenses parecen estar pensando que Bush, quien ha resistido involucrar a su gobierno demasiado en el conflicto entre Israel y los palestinos, debería intervenir más para lograr un acuerdo.

Aunque tienden a decir que Bush ha hecho lo suficiente hasta el momento, en un margen casi de dos a uno, los entrevistados dijeron que EE.UU. debería involucrarse ahora para alcanzar la paz en el Medio Oriente.

Aun así, los precios del petróleo plantean un riesgo para el panorama económico que enfrentará Bush en los próximos meses. Los costos decrecientes de la energía habían sido un gran contribuyente a la recuperación de los ingresos disponibles, una fuente de mejoría que está siendo reducida ahora.

La buena noticia para Bush, sin embargo, es que claramente hay fuertes residuos de reconocimiento por la forma en que se comportó en las semanas después del 11 de septiembre, inclusive cuando eso lo llevó a tomar decisiones difíciles que él sabía no iban a gustar a todos.

Con un Golpe de Llave, Irak Dispara Precios del Crudo

su producción al tiempo que los

SANTANDER Central Hispano está en negociaciones para revender Patagon America al argentino Wenceslao Casares, uno de los fundadores del sitio de Internet. Santander, que se quedará con las operaciones de Patagon en España y Alemania, pagó 548 millones de euros a Casares y sus socios en marzo de 2000 por el 75% de Patagon.

* * *

Cablevisión, empresa mexicana de TV por cable, canceló el tramo estadounidense de su salida a bolsa. La decisión era esperada, pues los inversionistas extranjeros se vieron sorprendidos por el elevado precio con el que saldrá la acción. La empresa espera recaudar unos US$215 millones.

Ahold, cadena holandesa de supermercados, informó que separó 557 millones de euros como garantía contra el endeudamiento de Velox, su socio en su filial argentina, Disco. Ahold recurriría a este dinero en caso de que su socio, con operaciones bancarias en Argentina, se declarase en cesación de pagos. Velox no ha incurrido en incumplimiento de sus obligaciones.

* * *

UOL, brasileña de Internet, perdió US$79,7 millones en 2001, un 74% menos que en 2000. Sin embargo, la empresa dijo que sus suscriptores aumentaron un 48% con respecto al año anterior.

MÁS INFORMACIÓN EN WWW.WSJ.COM/AMERICAS

ENVÍE SUS COMENTARIOS A: AMERICAS@WSJ.COM

THADDEUS HERRICK
Y HUGH POPE
The Wall Street Journal

Irak dijo que detendrá su producción petrolera 30 días para demostrar su apoyo a los palestinos, una medida que disparó los precios del crudo y que pone a la Organización de Países Exportadores de Petróleo (OPEP) en un difícil dilema.

La pregunta ahora es si los principales productores de la OPEP añadirán parte de su excedente de petróleo al mercado, como ya han hecho antes cuando Irak ha suspendido su exportación, o si se contendrán por temor a aparentar que apoyan a Estados Unidos.

Los mayores productores de la OPEP se muestran renuentes a sacrificar ingresos cruciales, especialmente después de recortar su producción en meses recientes para apuntalar los precios del petróleo. OPEP también ha estado en una lucha por cuota de mercado con Rusia, país que ha aumentado miembros de la OPEP la han reducido. Aunque Rusia ha aceptado restringir sus exportaciones, los precios más altos bien podrían motivarlo a volver a enviar petróleo a través del océano.

Algo que está generando aún mayor incertidumbre en los mercados mundiales es una disputa laboral en la que está involucrada la empresa estatal de petróleo de Venezuela, o Pdvsa, que ha llevado a las exportaciones de ese país a un paro casi total. Venezuela exporta cerca de 2,5 millones de barriles de petróleo diarios, y al igual que Irak es un importante proveedor a EE.UU.

En el pasado, Arabia Saudita ha aumentado silenciosamente su producción para sustituir las carencias, y los analistas consideran que eso bien podría volver a suceder. "Creemos que el incentivo por producir más es bastante fuerte", dijo Dave Costello, economista de la Energy Information Agency.

Habiéndose movilizado para recortar 5 millones de barriles de petróleo al día en el último año más o menos, OPEP no puede permitirse ceder más de su cuota de mercado. Sin duda, la cuota de producción mundial de la OPEP, incluyendo a Irak, ha caído a cerca de un tercio de la producción de petróleo mundial, la más baja en 10 años, según la Agencia Internacional de Energía. Hace 30 años, producía cerca de un 55% del petróleo del mundo.

Ayer, los precios del petróleo subieron a US$27 por barril y se han incrementado cerca de US$8 por barril durante este año. Los precios más altos presentan un riesgo a la naciente recuperación económica. Actualmente, el alza en los precios del crudo está aumentando los precios de la gasolina y del gas natural, incrementando los costos de la energía para negocios y consumidores justo cuando la economía de EE.UU. se acerca a la salida de la recesión.

En un discurso televisivo trasmitido a nivel nacional, Hussein anunció que Irak suspendería las exportaciones de petróleo por al menos 30 días o hasta que Israel se retire de áreas que ha ocupado desde 1967. El boicot, el primer intento de usar el crudo como un arma política en décadas en el Medio Oriente, irritó los mercados globales.

Sin embargo, Hussein tuvo éxito en complicar la diplomacia estadounidense en el Medio Oriente y sus aliados regionales, un objetivo que era probablemente mucho más alto en su agenda que el crear agitación en los mercados, dicen analistas. Hussein está intentando presentarse como un héroe para aquellos en las calles árabes, actuando para defender a los palestinos.

La acción es especialmente desconcertante para los aliados estadounidenses, como Jordania y Egipto, quienes siguen apoyando al gobierno en Washington que ha sido ampliamente percibido por el mundo árabe como pro israelí, pero cuya población se ha manifestado a favor de la causa palestina.

"Ellos creen que tienen que tener en cuenta al pueblo y al mismo tiempo estar en línea con EE.UU. Ellos se encuentran en una tensa situación entre las dos posiciones y Saddam está aumentando esa tensión", dijo Yazid Sayegh del Instituto Internacional de Estudios Estratégicos de Londres.

Efecto Saddam

Producción promedio de la OPEP en millones de barriles diarios


30
29
28
27
26
O N D E F M A M J J A S O N D E
2000 01
02

Precios de futuros de crudo en US$ por barril


27
26
25
24
M M J V L M M J V L

Fuentes: Energy Information Administration, NYMEX vía Thomson Financial/Datastream

Nota del Director

Hoy presentamos ligeros cambios en el diseño de The Wall Street Journal Americas. El propósito es remozar un poco nuestra apariencia y facilitar la navegación de nuestras páginas.

La sección What's News, por ejemplo, volverá a dividirse en secciones de breves internacionales y regionales, en parte para asegurarnos que los breves latinoamericanos reciban la atención que merecen. Sabemos que las noticias "regionales" también son "internacionales", pero no hemos encontrado una mejor palabra que distinga entre América Latina y el resto del mundo. Esperamos que lo que queremos decir les resulte obvio.

Los gráficos y las líneas que separan los artículos también han cambiado. Estos y otros cambios gráficos son parte de alteraciones a nivel mundial en lo que nos gusta llamar "el Journal global". En otras palabras, los cambios se están haciendo en las ediciones de Estados Unidos, Asia y Europa de The Wall Street Journal.

Se trata de periódicos, no de secciones dentro de periódicos, por lo que los cambios son más amplios e incluyen la introducción del color y de un nuevo diseño en la primera página de la edición estadounidense de The Wall Street Journal. Su apariencia rígidamente vertical en blanco y negro ha sido una institución tan fuerte en Estados Unidos que el cambio de diseño ha generado una extensa cobertura en la prensa estadounidense.

La edición estadounidense de The Wall Street Journal también está lanzando una cuarta sección que la mayor parte de la semana estará orientada a artículos de servicios personales, parte de una tendencia a largo plazo en todas las ediciones del periódico, de responder a las necesidades personales de nuestros lectores en un mundo que cambia tan rápido.

EDWARD SCHUMACHER, DIRECTOR DE THE WALL STREET JOURNAL AMERICAS

Falta de Cobertura Ahonda la Crisis Aérea

SCOTT MCCARTNEY
Y MELANIE TROTTMAN
The Wall Street Journal

El repentino incremento en los precios del petróleo y los combustibles sorprendió a varias aerolíneas.

En general, las líneas aéreas intentan hacer frente a las oscilaciones del crudo al recurrir a los mercados de bienes básicos, donde realizan contratos de cobertura para protegerse frente a precios más caros del crudo, el segundo mayor gasto tras el costo laboral.

El precio del combustible para aviones ha subido a US$0,69 por galón (3,8 litros) en comparación con los menos de US$0,60 de enero, y la tendencia alcista continúa. El problema es que sólo el 22% de las necesidades de combustible de United Airlines, por ejemplo, está cubierto a un máximo de US$0,71 por cada 3,8 litros, según Deutsche Bank Securities Inc. America West Airlines, que salió de la bancarrota en el tercer trimestre del año pasado gracias al apoyo crediticio del gobierno, no tiene ningún contrato de cobertura.

Delta Air Lines está en una posición mejor, con la mitad de sus necesidades de combustible para el resto del año acordada a un precio de US$0,61 por 3,8 litros, que equivale a alrededor de US$20 por barril de crudo, según Deutsche Bank Securities.

Los precios superaron ayer los US$27 por barril, después de que Irak decidiese interrumpir sus envíos de petróleo, lo que podría implicar niveles de entre US$0,75 y US$0,80, o más, por cada 3,8 litros en el combustible para aviones.

El combustible representa alrededor del 11% de los gastos operativos de las aerolíneas. Los actuales precios están todavía por debajo de los que las empresas tuvieron que pagar hace unos cuantos años atrás, pero este fuerte aumento ha tomado a las empresas desprevenidas.

Un combustible más caro puede reducir las ganancias sustancialmente, ya que las compañías han tenido problemas para aumentar los precios de los pasajes.

"Le está costando mucho dinero a Southwest y a toda la industria", dijo Gary Kelly, director general de finanzas de Southwest Airlines. Kelly dice que eso coincide con el incremento de otros costos, como seguridad y seguros.

Southwest tiene el 50% de su combustible cubierto entre US$24 y US$25 por barril para la primera mitad del año; 60% en el tercer trimestre y 80% en el cuarto. Southwest creyó que el riesgo del alza de los precios del combustible no se materializaría hasta fines de este año, dijo Kelly.

El sector de las aerolíneas espera en su conjunto tener pérdidas de US$2.000 millones, que se sumarían a los US$7.200 millones de 2001. Estas pérdidas gigantescas se produjeron cuando los precios del combustible eran relativamente bajos.

Esos niveles bastante bajos y la aparente estabilidad en los mercados petroleros, pueden haber llevado a las aerolíneas a relajar sus programas de cobertura.

Las líneas aéreas suelen usan contratos en los mercados de futuro para asegurarse ciertos precios, o al menos poner un tope a los precios de las necesidades futuras de combustible. Si los precios suben, estos contratos valen la pena. Pero los contratos pueden ser caros y si los precios son bajos y el panorama parece estable, las aerolíneas generalmente asumen el riesgo.

"Cuesta dinero protegerse y con los analistas de petróleo diciendo que los precios se mantendrían entre US$20 y US$24 por barril, las aerolíneas se preocuparon por recortar otros gastos", dijo la analista de aerolíneas de Deutsche Bank, Susan Donofrio.

Muchas firmas esperan ganar algo de dinero este año, y los analistas dicen que lo que más importa es que siga la recuperación económica.

Delta, con el 50% de su combustible fijado a un precio que ahora parece bajo, es la mejor situada en este sentido, según Donofrio. Tanto American Airlines como Continental Airlines tienen el 40% de sus necesidades de petróleo para lo que queda del año cubiertas a US$24 por barril en el caso de American y a US$25 por barril en el de Continental.

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

5,89 por ciento es la inflación acumulada en los últimos 12 meses, según el Dane.

DÓLAR		CAFÉ COLOMBIANO		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS	
Tasa representativa del mercado	$ 2.263,03	Dólares por libra OIC		Dólares por barril		IGBC (Índice General)		Efectivo anual		HOY		Pesos por
Casa de cambio (c)	$ 2.140,00	Hoy	0,71	Hoy	26,23	Hoy	1.107,80	DTF	10,39%	$ 124,0664	Euro	$ 1.995,73
Casa de cambio (v)	$ 2.180,00	Ayer	0,72	Ayer	26,58	Ayer	1.103,79	DTF Trimestre anticipado	9,78%	MAÑANA	Bolívar	$ 2,78
								TBS Efectivo anual Bancos a 90 días	10,27%	$ 124,1165	Peso mexicano	$ 255,56

Pymes, a buscar crédito

De los 500.000 millones de pesos en préstamos que otorgó el Banco de Bogotá en el 2001, una buena parte se dirigió a la pequeña y mediana empresa. La entidad esta reorientando su estrategia organizacional para apoyar este sector. Pero se requiere que toda la banca haga algo parecido. El financiamiento de las pymes será el tema central del foro 'Las Pymes, un Reto por Desarrollar', que se realizará mañana en el Hotel Tequendama con la participación de los ministros de Desarrollo y Trabajo y entidades como el IFI y Bancoldex.

Cuidado con la inflación

La inflación en los últimos 12 meses, que quedó en 5,89 por ciento, por debajo de la meta del 6 fijada para el año 2002, si bien es un logro importante podría ser perjudicial para la economía. Así lo advirtió Suvalor que dijo que cumplir en exceso la meta restaría puntos al crecimiento. Con este comportamiento la firma comisionista indicó que no sería nada descartable una nueva baja en las tasas de interés del Emisor, esta vez de un punto. La decisión se tomaría el viernes próximo.

Crece valor de pensiones

Valor de los fondos
(Billones de pesos)


Skandia $0,3 2,7%
Porvenir $3,0 26,9%
Santander $1,5 13,5%
Colfondos $1,7 15,8%
Horizonte $2,1 18,8%
Protección $2,5 22,3%

Fuente: Superintendencia Bancaria. Gráfico: Diseño Editorial / EL TIEMPO

Los fondos privados de pensiones alcanzaron al 31 de enero de este año un valor de 11,6 billones de pesos según la Superintendencia Bancaria. Los afiliados al régimen de ahorro individual ascendió a 4,3 millones de los cuales el 48,7 por ciento son activos, es decir, que cotizan regularmente. Del total de afiliados del 81,6 por ciento devenga menos de dos salarios mínimos. Los pensionados ...

MERCADOS / SE ESPERA REPUNTE EN EL SEGUNDO SEMESTRE

Dólar, una buena opción

El envío de dólares de colombianos que viven en el exterior aumentó en 302 millones en los dos primeros meses del año.

JAQUELINE GUEVARA GIL
Redactora de EL TIEMPO

Por estos días, los exportadores colombianos andan con los nervios de punta por la caída del dólar. Hoy, por sus ventas al exterior, reciben 50 pesos menos por cada divisa, frente a lo que obtenían hace un año.

En cambio, los que cruzan los dedos para que la cotización no suba mucho son los que tienen deudas en esta moneda, los que piensan viajar al exterior y los que están comprando en espera de unas ganancias futuras. Con un dólar a la baja y perspectivas de nuevas reducciones en las tasas de interés, esta moneda se está convirtiendo en una buena alternativa de inversión.

La divisa está en 2.263 pesos (hace un año se encontraba en 2.318 pesos), mientras que las tasas de interés oscilan entre 8 y 10 por ciento efectivo anual.

Si el dólar repunta en el se-

Dólar sigue a la baja ($)
(Cifras a finales de mes- TRM)


2.240,80
2.257,45
2.310,57
2.346,73
2.324,98
2.298,85
2.298,27
2.301,23
2.332,19
2.310,02
2.308,59
2.291,18
2.264,82
2.309,82
2.261,23
2.269,35
Ene /01
Feb /01
Mar /01
Abr /01
May /01
Jun /01
Jul /01
Ago /01
Sep /01
Oct /01
Nov /01
Dic /01
Ene /02
Feb /02
Mar /02
Abr /02

Aunque los exportadores están preocupados con el precio del dólar, las autoridades económicas sostienen que este comportamiento es normal en un mercado regido por la oferta y la demanda.

Fuente: Banco de la República. Gráfico: Diseño Editorial / EL TIEMPO

SE DISPARÓ LA OFERTA

LA PREGUNTA que todos se hacen es por qué sigue en reversa la divisa, cuando se esperaba un repunte por la campaña electoral, el rompimiento de los diálogos de paz y la persistencia de algunos problemas económicos.

LA JUNTA DIRECTIVA del Emisor dio varias razones. Una de ellas es la mayor entrada de divisas al país, por las transferencias de colombianos que viven afuera.

EN LOS DOS PRIMEROS meses del año los ingresos por servicios aumentaron 302 millones de dólares frente a igual período del año pasado.

ANTE EL DESPLOME de las tasas en los Estados Unidos -están en 1,75 por ciento- muchos inversionistas prefieren traer sus recursos al país porque reciben una rentabilidad mayor.

TAMBIÉN INFLUYÓ el financiamiento anticipado del Gobierno en el exterior, al conseguir 1.900 millones de dólares.

ESTOS DOS FACTORES llevaron a que bancos y fondos de pensiones salieran a vender dólares, lo que disparó la oferta. En los dos primeros meses del año las entidades financieras salieron a vender 102 millones de dólares ...

porque en plena apertura les asestó un golpe a los exportadores, y durante el gobierno Samper, cuando incluso llevó a una declaratoria de emergencia económica.

Revaluación coyuntural

Ahora las cosas son diferentes. El país tiene un sistema cambiario distinto al que regía antes de septiembre de 1999, cuando era de bandas que le ponían un piso y un techo a la cotización. Hoy es uno de flotación, que lleva a que el dólar suba o baje de acuerdo con la *oferta y demanda del mercado*. Además, entre 1997 y el 2000, el país tuvo una devaluación alta que osciló alrededor del 20 por ciento anual. Ahora estamos en un *periodo de revaluación coyuntural*.

Así lo entiende Guillermo Valencia, gerente de Industrias e Inversiones El CID -una compañía textilera dedicada a la confección de ropa para hombres y que exporta a Estados Unidos-, quien sostiene que los exportadores deben estar preparados y no depender exclusivamente del precio de la divisa.

"No hay que desgarrarse las vestiduras porque el dólar flote,

ascendieron a 9.002.

Se capitaliza el Santander

El Banco Santander colocará 251.748 acciones en el mercado bursátil por 180.000 millones de pesos para continuar adelante con su proceso de capitalización emprendido este año. Las acciones se colocarán a 715 pesos cada una, cifra muy cercana a los valores máximos de cotización bursátil de los últimos periodos. La entidad está amortizando y provisionando partidas relacionas con el pasivo pensional y la reestructuración de la nómina.

A pagar el imporrenta

Los grandes contribuyentes del impuesto de renta, alrededor de 5.000 empresas, deben declarar y pagar la segunda cuota del gravamen mañana martes. Así lo informó la Dian que recordó los plazos para el pago de este impuesto. El vencimiento para las personas naturales comienza el 17 de abril y termina el 17 de mayo. El organismo advirtió que será muy estricto en verificar el adecuado registro del cierre contable. El Gobierno espera este año recaudos de impuestos por 29 billones de pesos, que no alcanzan a compensar los gastos que ascienden a 60 billones.

gundo semestre del año, como lo estiman los analistas, y se devalúa alrededor del 10 por ciento (cerraría en 2.500 pesos), la rentabilidad sería similar a la de un CDT.

Para Andrés Restrepo, director de Investigaciones de Corfivalle, están dadas las condiciones para un alza: la disminución de la oferta de dólares en el segundo semestre, nuevas intervenciones del Banco de la República -en lo corrido del año ha comprado 169 millones de dólares-, una nueva disminución de las tasas, el proceso electoral y el conflicto interno. Pero con el dólar nunca se sabe. El año pasado, los analistas esperaban una alta devaluación, y apenas fue de 2,8 por ciento. Ahora podría pasar lo mismo. Por eso, las inversiones en esta divisa hay que mirarlas hacia el largo plazo para evitar sorpresas.

Más competitividad

Los que no quisieran ver subir mucho el dólar son los empresarios que tienen deudas en esta moneda, las cuales ascienden a 16.000 millones de dólares. Y por supuesto, está el Gobierno, con una abultada deuda externa de 22.000 millones de dólares. Claro que la revaluación lo golpea porque recibe menos ingresos por sectores clave para la economía como el petróleo, el café y el carbón.

La revaluación ha sido siempre muy cuestionada. Lo fue durante el gobierno Gaviria, lo que hay es que prepararse para un periodo de vacas flacas, trabajando con mayor productividad y menores costos, porque ese es el mejor blindaje cuando la tasa de cambio no es favorable", asegura Valencia.

Claro que no todos son tan optimistas. Muchos empresarios necesitan un dólar competitivo para salir adelante, más con las devaluaciones de las monedas de los países con los cuales tienen comercio, como es el caso de Venezuela.

INVERSIONES REACOL S.A
AVISO A ACCIONISTAS

En la reunión ordinaria de la Asamblea General de Accionistas celebrada el pasado 15 de marzo del 2002 se aprobó una proposición para que la Sociedad realizara una adquisición de acciones propias. Las características de la operación y el procedimiento a seguir son:

1. CARACTERÍSTICAS

1.1 FECHA DE LA ADQUISICIÓN
Abril 18 del 2002.

1.2 QUIENES TIENEN DERECHO
Tienen derecho de aplicar a esta adquisición los accionistas que aparezcan registrados en el Libro de Accionistas de la Sociedad el día 15 de Marzo del 2002.

1.3 CANTIDAD MÁXIMA DE ACCIONES A ADQUIRIR
La Sociedad podrá adquirir hasta 50.000 acciones por accionista individualmente considerado. Es decir cada accionista podrá vender en esta adquisición hasta 50.000 acciones.

1.4 PRECIO DE ADQUISICIÓN
El precio de adquisición será de $486 por acción. Este precio equivale al valor intrínseco de la acción en diciembre 31 del 2001 ($507.06) menos el dividendo de $22 que se pagará ese mismo día.

1.5 FORMA DE PAGO
En efectivo y en un solo contado

1.6 La adquisición de las acciones se realizará por fuera de bolsa conforme con lo establecido en el artículo 1.2.5.3 de la resolución 400 de 1995 expedida por la Superintendencia de Valores.

2. PROCEDIMIENTO

2.1 ACCIONES EN DEPOSITO EN DECEVAL S.A.
Si las acciones que desea vender a la Sociedad están depositadas en DECEVAL S.A. deberá seguir el siguiente procedimiento:

2.1.1 Informar a su Depositante Directo el número de acciones que desea vender. Este a su vez autorizará a DECEVAL S.A. para realizar la transferencia de acciones a nombre de INVERSIONES REACOL S.A. Tenga en cuenta que DECEVAL S.A. recibirá autorizaciones del Depositante Directo hasta las 5:30pm del día 18 de Abril de 2002. Asegúrese que el Depositante Directo reciba su orden mucho antes de esta fecha.

2.1.2 El pago de las acciones será realizado por INVERSIONES REACOL S.A. a DECEVAL S.A quien a su vez realizará el respectivo traslado de los fondos a cada Depositante directo para el traslado final a cada accionista. De no surgir inconvenientes INVERSIONES REACOL S.A. transferirá el valor de las acciones adquiridas por intermedio de DECEVAL S.A. el mismo 18 de Abril del 2002.

2.2 TITULOS DE ACCIONES NO DEPOSITADOS EN DECEVAL S.A.
Si las acciones que desea vender están representados en títulos no depositados en DECEVAL S.A sugerimos realizar el siguiente procedimiento:

2.2.1 Enviar una comunicación a la Sociedad donde indique el número de acciones que desea vender antes de abril 18 del 2002. Podrá enviarlo por fax o por correo a la siguiente dirección:

INVERSIONES REACOL S.A.
Carrera 7 No. 71-52 Torre B Oficina 1303
Fax. No. 312 2870 / 312 2921
Bogotá.

2.2.2 Hacer llegar el título físico que contiene un número igual o mayor de acciones que las que desea vender a la dirección arriba indicada.

2.2.3 Reclamar en las oficinas de la Sociedad el valor que le corresponde por la venta de las acciones a partir del mismo 18 de abril y el título que representa el saldo de las acciones no vendidas.

Si requiere alguna ayuda o tiene alguna inquietud, por favor comuníquese con el teléfono 312 3003, Bogotá, que con gusto será atendido.

REPRESENTANTE LEGAL
Abril 8 2002

EL TIEMPO
LUNES 8 DE ABRIL DE 2002

COMPUT@DORES

BUSCAN SANTO PARA EL CIBERESPACIO

El Vaticano ha decidio dar a la red un sentido de espiritualidad mediante la escogencia del patrono de Internet. 3-6



ECONÓMICAS

LA BAJA DEL CRÉDITO

Los bancos siguen prefiriendo comprar TES, antes que prestarle a las empresas. 3-3

ENTREVISTA

'La India exportará 8.000 millones de dólares en TI'

COMPUTADORES

ORLANDO ROJAS PÉREZ
Especial para EL TIEMPO

Pramod Mahajan, Ministro de Asuntos Parlamentarios, Comunicaciones y Tecnología de la India, visitó Colombia en días pasados para participar en el Foro Indo-Colombiano sobre las Tecnologías de la Información y las Telecomunicaciones.

Durante el evento, organizado por diferentes entidades gubernamentales para estudiar los posibles caminos de desarrollo en el país, el funcionario mencionó, entre otros aspectos, que las exportaciones de la India en materia de Tecnologías de la Información (TI) superaron los 6.000 millones de dólares el año pasado.

La Sección de Computadores de EL TIEMPO obtuvo la única entrevista privada concedida por Mahajan durante su visita.



AEROPUERTOS / LISTOS $15.000 MILLONES PARA PROGRAMAS DE SEGURIDAD

Hay plata pero no equipos

Este año arranca la Policía Aeroportuaria, en el 2003 habrá auditoría mundial de la Oaci y después vendrá el blindaje de cabinas para vuelos internacionales.

AMILKAR HERNÁNDEZ
Subeditor Económico de EL TIEMPO

Como un viajero común y corriente, el pasado 18 de febrero el director de la Aeronáutica Civil, Juan Carlos Vélez, fue sometido al rigor de las requisas en el aeropuerto Eldorado. Antes de abordar un vuelo a Montreal, la Policía lo obligó a quitarse los zapatos y le decomisó un desodorante de aerosol que llevaba en la maleta.

Hasta aquí todo está dentro de lo normal. Vélez viajaba a una cumbre mundial sobre terrorismo y seguridad aérea en la cual Colombia lideraba un grupo de países que buscaba una condena internacional a los grupos al margen de la ley. Lo irónico fue que, estando en Montreal, el 20 de febrero el director de la Aerocivil se enteró que cuatro guerrilleros de las Farc secuestraron el avión HK 3951 de Aires pocos minutos



CON POLICÍA ESPECIALIZADA *en seguridad aérea y nuevos equipos se reforzará en tierra la prevención del terrorismo en el aire.* Archivo / EL TIEMPO

SEMINARIOS DE SEGURIDAD

Esta semana el tema de la seguridad aérea y el terrorismo será abordado por un seminario y un curso especializado.

El miércoles 10 de abril en el Club El Nogal, la Aerocivil con el respaldo de compañías como Boeing, Delta y Compass Porter Novelli, analizarán las nuevas realidades de la aviación colombiana y las *oportunidades comerciales*, después de los hechos terroristas del 11 de septiembre en E.U.

El 11 y el 12 de abril en el Hotel Dann Carlton, la Asociación Colombiana de Aviadores Civiles ofrecerá un curso sobre reducción de accidentes en la aproximación y decolaje, dictado por pilotos mexicanos. Asistirán 350 aviadores.

Ese mismo día en la capital del Huila, el director encargado de la Aerocivil, coronel Álvaro Martín, anunció que se aumen-

y una revisión más cuidadosa de los pasajeros. El funcionario dijo además que el país contaba con cerca de 15.000 millones de

no se habían adquirido porque hay escasez mundial.

La afirmación la ratificó el director de la Aerocivil a su regreso de Montreal. Desde los actos terroristas del 11 de septiembre en Nueva York y Washington, la demanda de dotación técnica para la seguridad aeroportuaria *se disparó*. El primer comprador fue el presidente Bush, quien ordenó adquirir 2.000 máquinas de rayos X y agotó las existencias, pues en todo el mundo se producen 60 mensuales. La prioridad, por razones obvias, son los aeropuertos de Estados Unidos.

Lo insólito es que con los 15.000 millones de pesos que se presupuestaron en Colombia para este año, Vélez y sus funcionarios le están dando la vuelta al mundo en el plan de compras pero regresan con las manos vacías, no solo por la escasez, sino porque cuando encuentran equipos, los precios superan la disponibilidad.

Las máquinas detectoras de explosivos valen cada una 1,8 millones de dólares, unos 4.000 millones de pesos.

Sin embargo, Vélez *no está* quieto. Con la producción del país y las pocas existencias del exterior ha estado dotando los principales aeropuertos con nuevas máquinas de rayos X,



ÁNGELA MONTOYA y Pramod Mahajan, ministros de comunicaciones de Colombia y la India, hablan de la necesidad de desarrollar las Tecnologías de la Información. Archivo particular

Colombia necesita urgentemente la implementación de Tecnologías de la Información, ¿Cómo lograr este fin?

La de las TI es básicamente una industria del conocimiento, y a menos que ustedes tengan suficientes trabajadores capacitados dentro de los estándares internacionales, difícilmente podrán participar en un mercado mundial tan competido como el tecnológico.

Si miran a la India, descubrirán un enorme crecimiento de sus exportaciones en ese campo. Sin duda, la herramienta que permitió este desarrollo fue el recurso humano.

Lo lógico es que, antes de buscar participación en la industria internacional de tecnología, Colombia cuente con un gran número de profesionales en TI, y con una buena infraestructura de comunicaciones. Como una relación entre el cuerpo y el alma, un aspecto no se puede separar del otro.

De acuerdo con estas recomendaciones, ¿Qué puede hacer la India para ayudarnos?

En primer lugar, podemos facilitar la capacitación de técnicos en TI en varias ciudades de Colombia.

En segundo lugar, estamos en capacidad de preparar profesores en el área. Posteriormente, podemos ayudar a Colombia en cuestiones de legislación para TI y, finalmente, debemos brindar apoyo en la creación de una política tecnológica.

Para lograrlo, ya existen planes en ejecución. Próximamente, dos especialistas vendrán de la India y permanecerán tres meses en este país. Estarán en contacto con el Gobierno y con las empresas privadas. Su principal objetivo será ayudar al estado colombiano a trazar una política coherente de TI.

En la conferencia, usted habló de la nueva lengua digital universal. Pero la mentalidad de las personas cambia en cada país, ¿Qué *recomienda para resolver estas diferencias?*

Lo rimero en lo que debo hacer énfasis es que la TI es, por sí misma, una lengua digital.

Pero ¿qué significa exactamente Tecnología de Información? Si yo escribo con TI, se trata de datos; si hablo con TI, nos estaremos refiriendo al

3-7

con destino Bogotá.

puertos con detectores de armas

de seguridad pero advirtió que

tales, paletas detectoras

3-5

ECONÓMICAS

FILE No. 823437

CIFRA DEL DÍA

0,5 por ciento subió el Índice de Precios al Productor en marzo y acumuló 1,3 por ciento este año.

DÓLAR		CAFÉ COLOMBIANO		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS	
Tasa representativa del mercado	$ 2.269,35	Dólares por libra OIC		Dólares por barril		IGBC (Índice General)		Efectivo anual				Pesos por
Casa de cambio (c)	$ 2.140,00	Hoy	0,72	Hoy	26,58	Hoy	1.103,79	DTF	10,41%	HOY $ 123,9161	Euro	$ 1.998,05
Casa de cambio (v)	$ 2.170,00	Ayer	0,72	Ayer	27,56	Ayer	1.103,46	DTF Trimestre anticipado	9,78%	MAÑANA $ 123,9662	Bolívar	$ 2,50
								TBS Efectivo anual Bancos a 90 días	10,44%		Peso mexicano	$ 255,40

Salvaguardan a los aceites

El Comité de Asuntos Aduaneros, Arancelarios y de Comercio Exterior estableció una salvaguardia a las importaciones de aceites refinados de soya, girasol y mezclas de aceites vegetales provenientes de países de la Comunidad Andina. Estas importaciones crecieron 70 por ciento en el 2000 y 32 por ciento el año pasado, afectando la producción nacional. Colombia, además, tiene restringido el acceso de aceites a Venezuela. La decisión respondió a una solicitud de Fecolgrasas.

Sin mensaje de urgencia



El Gobierno descartó que vaya a acelerar el trámite de la reforma pensional con un mensaje de urgencia, porque sería arriesgado y se podría hundir. El ministro de Hacienda, Juan Manuel Santos, reiteró que se revisarán los regímenes especiales pero se tendrán en cuenta las características de los Militares y el Magisterio. Los educadores anunciaron que están dispuestos a incrementar en dos puntos sus aportes, pero no a cambiar el esquema actual.

Descongelación parcial

Las partidas de los cupos indicativos del DRI, Findeter, Caminos Vecinales y Coldeportes, que ascienden a 400.000 millones de pesos, se descongelarían parcial y gradualmente para evitar que se vea afectada la inversión social. El Gobierno informó que los giros de los recursos se harán únicamente para los proyectos que hayan cumplido los requisitos.

SUPERINDUSTRIA / ACORDABAN PRECIO DE LOS COMBUSTIBLES

Sancionan a gasolineras

El organismo de vigilancia y control encontró que bombas en Cali, Pasto, Bucaramanga y Manizales violaban la libre competencia.



ALGUNAS BOMBAS llegaban a un acuerdo para mantener idéntico un mismo precio de gasolina durante 30 días. Camilo George / EL TIEMPO.

La controvertida liberación de los precios de los combustibles ha dado para todo. Y aunque, en principio, la manipulación del valor de venta al público entre algunos minoristas era un simple rumor, una investigación comprobó que sí hubo irregularidades.

Tras un año de allegar información, la Superintendencia de Industria y Comercio logró establecer que, ciertamente, 15 estaciones de servicio violaron la ley, al acordar entre ellas precios de combustibles.

Esto quiere decir que crearon una especie de cartel, que perjudicaba al consumidor.

Por esta razón, ese despacho multó con unos 260 millones de pesos a bombas localizadas en Pasto, Cali, Manizales y Bucaramanga, de propiedad de empresarios particulares.

Sobre las sanciones, que fueron expedidas el pasado 15 de marzo, todavía queda el recurso de reposición por parte de los afectados.

"En las estaciones investigadas tuvo lugar una fijación exacta de los precios de venta al público de la gasolina y Acpm... es así como la conducta de los investigados y el comportamiento del mercado reflejado nos permite observar y concluir que las estaciones de servicio presentaron una identidad de precios, en un periodo de tiempo igual", señaló una de las resoluciones.

La Superindustria encontró, por ejemplo, que cuatro competidores en Bucaramanga coincidían en sus precios de venta durante 30 días, para luego aumentarlo el mismo día y a un precio idéntico que mantendrían invariable durante 30 días más.

"La simetría de los precios, pone en evidencia un comportamiento anticompetitivo, contrario a las finalidades que se propenden con las normas sobre promoción de la competencia", indicó otra resolución.

Larga investigación

Las investigaciones se iniciaron en el 2000, pero por lo dispendiosa que resultó la recolección de la información, sólo hasta ahora se conoció el resultado.

Algunas de las bombas multadas en Pasto fueron Servicentro Super, Servisur, Estación del Puente y Andina. En Cali, las sanciones recayeron sobre Servicentro la Sultana, Belalcázar, Global Llantas, Autocentro Capri y Terpel Occidente S.A, entre otras. En Manizales, los acuerdos de precios fueron detectados en las estaciones Caldas Ltda., Central de Combustibles, Lavautos y Manizales. En Bucaramanga las multas se impusieron a Multiservicios la Báscula, La Aurora, Terpel Bucaramanga y La Pedregosa.

Moda sin visa llega a Ecuador

Así Ecuador insista en la necesidad de exigir visa a los colombianos, los textileros y confeccionistas nacionales tienen claro que ese mercado es uno de los más promisorios para aumentar las ventas de sus productos, las cuales crecieron 41 por ciento el año pasado.

Por esa razón, la tradicional feria Colombiamoda, que se realiza todos los años en Medellín, abrirá sus puertas en Ecuador, la próxima semana, ente el 10 y 12 de abril.

En la feria, que cuenta con el apoyo de Proexport, participarán 92 empresas colombianas productoras de telas e insumos, ropa formal y casual, deportiva, vestidos de baño y ropa de hogar, entre otras.

"La expectativa es continuar creciendo en Ecuador, donde este año se espera vender 100 millones de dólares", dijo Roque Ospina, director ejecutivo de Inexmoda.

Ecuador, cuya economía creció 5,2 por ciento el año pasado, es el segundo comprador de textiles colombianos, después de Venezuela.

Las exportaciones de textiles y confecciones de Colombia a Ecuador sumaron 63,5 millones de dólares el año pasado, en comparación con 46,2 millones de dólares en el 2000.

La ventaja que ofrece Ecuador a los productos colombianos es que, tanto los climas como la idiosincracia, hacen que los gustos sean similares.

La llegada de Colombiamoda a Ecuador es un paso más en la internacionalización de la feria que ya se realizó en República Dominicana. En septiembre se llevará a cabo en México y el próximo año en Europa.

JUSTICIA

Vea además en **eltiempo.com**

Historia viva. Las noticias de los últimos trece años, en las páginas de EL TIEMPO, **léalas en el Archivo electrónico.**

Fiscalía ganó apelación

El Tribunal Superior de Bogotá condenó a la cúpula de las Farc por la masacre de ocho funcionarios judiciales en Usme, ocurrida en noviembre de 1991, luego de que en primera instancia un juez la había absuelto. Fueron sentenciados a 30 años de prisión Pedro Marín, 'Tirofijo'; Luis Devia, 'Raúl Reyes', y Jorge Briceño, 'El Mono Jojoy', como responsables de homicidio agravado con fines terroristas.

En firme, desplazamiento

La Corte Constitucional determinó anoche que la pena de prisión por el delito de desplazamiento forzado es de 6 a 12 años. El alto tribunal hizo el pronunciamiento al analizar una demanda contra el Código Penal, que pretendía dejar sin vigencia esa pena por cuanto el *Diario Oficial*, que publicó la norma, omitió la palabra 'años'. El fallo dice que un delito de esa magnitud es obvio que debe ser castigado con años de cárcel. Dos magistrados salvaron su voto.

Sobre La Nueve Millonaria



Archivo / EL TIEMPO

El Consejo de Estado determinó que el cargo de gerente de la lotería La Nueve Millonaria es de libre nombramiento y remoción. En un concepto, el alto tribunal señaló que el período de ese cargo tampoco es fijo de dos años y, por el contrario, la junta de socios de la entidad puede desvincular a la persona que lo ocupe en cualquier momento, eso sí con la decisión del 70 por ciento de esa mesa directiva.

Capturado 'Peligro'

Tropas del Ejército capturaron ayer en la vereda Plumero, en el municipio de San Vicente del Caguán (Caquetá), a Róbinson Patiño Cortés y a Róbinson

POLÉMICA / 'HAY IMPROVISACIÓN DEL ESTADO'.

Corte cuestiona política criminal

La sala penal criticó la manera como el Congreso y el Gobierno legislan para enfrentar delitos como secuestro, extorsión y terrorismo. Dicen que falta planeación en la política criminal.



LA JUSTICIA SIN ROSTRO fue desmontada y el país sufre hoy las consecuencias, dice la Corte Suprema de Justicia. Archivo / EL TIEMPO

La Corte Suprema de Justicia hizo ayer el más duro cuestionamiento a la manera como en Colombia se legisla para enfrentar el secuestro y la extorsión, dos de los principales delitos que afectan al país.

Para el alto tribunal, hay una absoluta improvisación para planear políticas que permitan castigar estas conductas.

La posición fue fijada por la Corte al resolver un conflicto entre dos juzgados de Bucaramanga que se negaban a procesar a un guerrillero que extorsionaba a una familia santandereana, para que le diera 300 millones de pesos.

En la sentencia, que finalmente ordena a un juez especializado llevar a cabo el juzgamiento, el alto tribunal cuestiona la manera en que se desmontó la antigua justicia sin rostro y se dio paso a la justicia especializada que se encuentra hoy

La ponencia redactada por el magistrado Fernando Arboleda Ripoll y respaldada por los demás integrantes de la sala penal, se pregunta cómo el Ejecutivo y el Congreso sin pasar ni un año desde que empezaron a re

tro, los que deben juzgar todos los casos en los cuales haya delitos de secuestro, extorsión y terrorismo.

Los códigos habían establecido que esos procesos los llevarían a cabo los jueces penales del circuito

'La Política

dad del Estado", dice uno de los apartes de la decisión.

Agrega que no entiende cómo el Congreso terminó con la justicia especializada pero a la vez dictó leyes que le crean más problemas a los encargados de administrar justicia y

'A PUNTO DE COLAPSAR'

El juez primero especializado de Cundinamarca, Hugo Carbonó, dijo que se improvisó con el desmonte de la justicia sin rostro y que los juzgados especializados están a punto de colapsar por la congestión que tienen.

Carbonó advirtió que presos por homicidio, secuestro y extorsiones podrían quedar en libertad por vencimiento de términos.

"El Tribunal Nacional de la época hizo una advertencia muy interesantes: el tiempo les daría la razón a aquellos que eran partidarios de que no se desmontara la justicia sin rostro o regional", dijo.

Para el juez, desde que se desmontó la justicia especializada se han creado un conjunto de leyes nuevas que han traído más carga laboral. Un ejemplo es la ley que se sancionó hace tres meses y que atribuye competencia a la justicia especializada de todo las modalidades de secuestros y concierto para delinquir.

"Ahora hay demasiada congestión, se ha aumentado la carga y el personal con que contamos es el mismo. Esto vuelve a la justicia ineficaz y las decisiones no se tramitan dentro de los términos", advirtió.

El juez cuarto especializado de Bogotá, José Reyes Rodríguez, dijo que su despacho tiene 360 procesos. "Con esa carga es muy difícil trabajar. Terminamos juzgando, por decirlo de alguna manera, hasta a un ladroncito de gallinas", sentenció.

explosivos de las Farc. Según las autoridades, los dos hombres eran los encargados de adelantar una escalada terrorista en esa población con tres carros bombas que estaban acondicionando.

Asesinado concejal de Vergara

Guerrilleros del frente 21 de las Farc asesinaron ayer a José Ballardo Guzmán Laverde, transportador escolar y concejal del municipio de Vergara (Cundinamarca). Según las primeras versiones recolectadas por la Policía en la población, la guerrilla lo acribilló con ráfagas de fusil porque, supuestamente, Guzmán Laverde era un colaborador de los grupos de autodefensa.

Destruyen complejo coquero



Archivo / EL TIEMPO

Unidades de la Fuerza Naval del Sur destruyeron ayer en la zona de Salado Grande, en Putumayo, un laboratorio para el procesamiento de cocaína y un cultivo de 6 hectáreas de hoja de coca. Los hombres de la Armada Nacional lograron además incautar 8,7 kilos de pasta de coca, 4,5 kilos de insumos químicos y una prensa manual. En la operación militar no hubo personas detenidas.

Reforma laboral, por ley

El Presidente de la República no puede reformar el estatuto laboral a través de decreto. Así lo determinó la Corte Constitucional al dejar sin vigencia un artículo de la ley 48 de 1968, que establecía la posibilidad de que el Primer Mandatario dictara reglamentos especiales en materia laboral. Para los magistrados, esas modificaciones solo pueden hacerse a través de la ley expedida por el Congreso.

Capturan cúpula del frente 55

Unidades de la Brigada XIII capturaron a la cúpula del frente 55 de las Farc que opera en Cundinamarca y Boyacá. Como jefe de esa columna subversiva fue identificado Víctor Ferley Garavito, 'Alonso', a quien se sindica de comandar un ataque al municipio de Úvita, Boyacá. Junto a él fueron detenidos el segundo al mando y el jefe de finanzas del frente 55. Los guerrilleros permanecen detenidos en Fusagasugá.

aguda con[gestión]. (Ver recuadro)

Según la Corte, esa congestión afecta la prontitud con que se debe castigar a quienes secuestran, extorsionan o cometen actos terroristas.

"La nueva normatividad produce conflictos operativos, que fueron advertidos por la Corte cuando señaló los riesgos y consecuencias por el abrupto desmonte de la justicia regional", advierte el alto Tribunal.

los nuevos códigos, impulsaron y sancionaron una ley que los modifica.

La norma a la que se refiere la Corte es la ley 733 de enero 31 del 2002, mediante la cual se reformaron los nuevos códigos penales que entraron a regir el 24 de julio del 2001. La nueva disposición determinó que serán los jueces especializados, antiguos jueces sin rostro, en aquellos casos en los que los montos de las extorsiones y secuestros no excedieran los 150 salarios mínimos.

'... puede ser el fruto de situaciones coyunturales'.

"La nueva ley es más el fruto de la improvisación que del diseño racional de una política criminal (...) que no puede continuar siendo producto de situaciones coyunturales, ni de criterios subjetivos de quienes representan la autori[dad que] ... nen delitos atroces como el secuestro y la extorsión.

Para la Corte, las modificaciones de las normas criminales deben obedecer a estudios empíricos y reflexiones sobre las manifestaciones de criminalidad, sus causas, significados y la forma de combatirlas.

Por eso, insistió, en los cambios deben participar de manera articulada el Congreso, la opinión pública y demás actores con autoridad para intervenir.

SANTANDER / HABLA COMANDANTE DE POLICIA

'Los comerciantes financian a los 'paras'

BUCARAMANGA

El general Jorge Daniel Castro Castro, comandante de la Policía en Santander, criticó ayer a algunos comerciantes en Bucaramanga de quienes dijo 'tienen doble moral' porque mientras se quejan de la avanzada paramilitar en la ciudad, están financiando y reuniéndose secretamente con las autodefensas.

El oficial hizo la acusación luego de que la Policía capturara a 17 presuntos paramilitares que, en el barrio Comuneros, habían citado a 30 comerciantes de telas y autopartes que tienen sus negocios en los sectores de Campohermoso y El Centro.

"Le pido a los comerciantes que no le paguen a las Autodefensas", aseguró el general Castro, quien reveló que los detenidos pertenecían al frente urbano Fidel Castaño Gil de las Auc. Dijo que a esa organización se le atribuyen los asesinatos ocurridos este año en Floridablanca, Bucaramanga y Girón.

Castro reiteró que antes de aceptar el pago de extorsiones, los ciudadanos y especialmente los comerciantes deben denunciar a esos grupos al margen de la ley.

Entre tanto, las autoridades confirmaron ayer la muerte del reconocido ganadero del municipio de Sahagún (Córdoba), Eduardo Bula Escobar, de 42 años, ganadero y primo fue del actual embajador de Colombia en Venezuela, Germán Alberto Bula, quien fue hallado muerto en zona rural el municipio de Tarazá, en el departamento de Antioquia.

Las autoridades confirmaron que el cadáver del ganadero fue localizado inicialmente la madrugada del martes por campesinos en el Caño El Pescado, desde donde se dispuso su traslado como NN hasta la morgue del hospital municipal de Tarazá.

El miércoles una persona del municipio lo identificó y dio parte a sus familiares quienes se desplazaron a Tarazá y constataron se trataba del ganadero.

Por su parte, el Ejército reportó ayer que continuaban los combates con guerrilleros de las Farc en Meta y Guaviare.

Los mandos militares de la zona reportaron el decomiso de dos cohetes, empleados para impactar aeronaves, morteros hechizos, cilindros bomba y minas antipersonales.

Entre tanto en el Huila cuatro guerrilleros de la columna Teófilo Forero de las Farc murieron tras los combates con tropas del batallón Pigoanza, en Algeciras. En la operación, el Ejército incautó cuatro cajas de explosivos.

Finalmente en San Carlos (Antioquia) guerrilleros de las Farc hostigaron le casco urbano de la población con pipetas y granadas. No se registraron víctimas ni heridos, solo daños materiales.

FILE No 823437

ECONÓMICAS

CIFRA DEL DÍA
US $32 millones prestó el Banco Mundial al Gobierno para Alianzas Productivas en el agro.

DÓLAR		CAFÉ COLOMBIANO		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS	
Tasa representativa del mercado	▲ $ 2.267,99	Dólares por libra OIC		Dólares por barril		IGBC (índice General)		Efectivo anual				Pesos por
Casa de cambio (c)	▶ $ 2.140,00	Hoy	0,72	Hoy	27,56	Hoy	1.103,46	DTF	10,41%	HOY $ 123,8661	Euro	$ 1.988,51
Casa de cambio (v)	▶ $ 2.170,00	Ayer	0,70	Ayer	27,71	Ayer	1.101,14	DTF Trimestre anticipado	9,78%	MAÑANA $ 123,9161	Bolívar	$ 2,49
								TBS Efectivo anual Bancos a 90 días	n.d.		Peso mexicano	$ 254,18

Multan empresa caleña

La Superintendencia de Servicios Públicos sancionó a la empresa Servicios y Técnicas Medioambientales S.A. ESP, Serviambientales, de Cali con una multa de 494,4 millones de pesos. La sanción fue impuesta luego de identificar el manejo inadecuado de los residuos hospitalarios peligrosos, así como de la disposición de los residuos sólidos a los cuales tienen acceso recicladores contrariando las normas sanitarias.

Guajira camaronera


Archivo / EL TIEMPO

El ministro de Agricultura, Rodrigo Villalba, recibió ayer el estudio de factibilidad para el posible desarrollo de la explotación de camarón en una franja de 13 mil hectáreas entre las localidades de Mayapo y Cardón, que pasa por territorio indígena Wayú. Las exportaciones colombianas de camarón generaron 64 millones de dólares y la productividad pasó de 2.000 a 4.000 kilos por hectárea al año.

Satena compró avión

La aerolínea estatal Satena compró un nuevo avión jet para cubrir las rutas a Cali y Medellín. Se trata de un Embrair RJ15 de fabricación brasileña con cabina para 50 pasajeros, que competirá con los aviones de

SUPERMERCADOS / LA CADENA TIENE 17 SUCURSALES EN BOGOTÁ

Febor sale a la venta

Una banca de inversión tiene el encargo de conseguirle cliente a la tradicional tienda de autoservicio.

A lo largo de 40 años, se le ha medido al dinámico negocio de la góndola y a la feroz competencia de cadenas como Almacenes Éxito, Carulla, Olímpica y Carrefour. Ahora, la asamblea general del Fondo de Empleados del Banco de la República (Febor), realizada entre el 22 y 23 de marzo pasados, aprobó la venta de sus 14 supermercados y tres droguerías localizadas en Bogotá.

El gerente general de la organización, Hugo Benavides, explicó que una de las principales razones para tomar esta determinación consiste en dejar el mercadeo, para impulsar, como entidad multiactiva, el ahorro, el crédito y programas de bienestar, educación, salud y recreación para los afiliados.

Benavides también dijo que el comercio de las grandes superficies pasa por una dura y agresiva competencia. "Es un negocio que necesita mucha inversión en tecnología y queremos proteger el patrimonio", añadió.


SUPERMERCADO
febor
DROGUERÍA
BGO 286
LOS SUPERMERCADOS FEBOR prestan servicios de droguería y venta de víveres.
John W. Vizcaíno / EL TIEMPO

El gerente de Febor no descartó inversiones en negocios diferentes a los supermercados. El año pasado, las ventas de Febor sumaron 105.000 millones de pesos.

Los socios de Febor son empleados de la propia cooperativa, del Banco de la República y pensionados de la misma entidad. Actualmente suman 5.700 en todo el país, y cuentan con el beneficio del 12 por ciento de descuento cuando hacen compras en los 17 puntos de venta de Febor.

Este descuento no afecta los ingresos de la cooperativa, pues son pocos los beneficiados, teniendo en cuenta que los puntos de venta solo están en Bogotá y los afiliados son de todo el país, indicó el gerente de la entidad.

Muchos de los precios al público, señaló Benavides, son competitivos, "aunque no tenemos la misma capacidad de negociación de los grandes supermercados".

La historia

El Fondo tiene 65 años de funcionamiento y los supermercados 40. La cooperativa es independiente del Banco de la República.

La venta de los 14 supermercados y las tres droguerías de Febor, donde trabajan 600 personas, pasa esta semana a una banca de inversión, luego de las gestiones adelantadas por el consejo de administración de Febor. El precio ya fue establecido pero no divulgado por la empresa. Tampoco se conocen interesados en comprar, aunque se especula sobre algunas firmas de talla mayor.

DÓLAR

Avianca y Aces. El avión llegará a Colombia en la última semana de abril desde la fábrica de Embrair en Sao Paulo.

Proponen fusionar 4 entidades



La creación de un Instituto Nacional de Desarrollo Rural y Reforma Agraria que realice las funciones que hoy desempeñan el Incora, el Inpa, el Inat y el Fondo DRI, propuso el contralor Carlos Ossa Escobar (en la foto). Consideró que "lo ideal es que el 65 por ciento del personal quede trabajando en las diferentes regiones y un 35 por ciento en el nivel central". Ossa habló durante el lanzamiento del libro "Modelo, política e institucionalidad agropecuaria y rural".

Recursos para el campo

Un préstamo por 32 millones de dólares otorgado por el Banco Mundial se destinará al programa "Apoyo a Alianzas Productivas", que tiene como objetivo impulsar la reactivación del sector agropecuario mediante la participación del Gobierno, el sector privado y los agricultores. El Ministerio de Hacienda indicó que con el proyecto se pretende incrementar en 20 por ciento el ingreso de los pequeños productores y aumentar en 50 por ciento el empleo en las unidades de producción.

Emisor, al rescate

Ante la caída persistente del precio del dólar, el Banco de la República intervino en el mercado el martes pasado, al comprarle a las entidades financieras 68 millones de dólares.

Estos recursos hacen parte del cupo de la subasta por 100 millones de dólares prevista por el Emisor para abril.

Durante un debate en el Congreso, el gerente del Banco, Miguel Urrutia, recordó que si bien el precio del dólar lo fija la oferta y la demanda, el Emisor puede intervenir para evitar una fuerte revaluación del peso.

La divisa subió 10 pesos, como consecuencia de rumores sobre un posible canje de títulos Yankees por Títulos de Tesorería (TES).

La caída de la divisa tiene inquietos a los exportadores, que insisten en que están perdiendo competitividad. Sin embargo, la autoridad monetaria sostiene que este fenómeno es coyuntural.

OBLIGACIONES

Crece debate por la deuda

El crecimiento de la deuda pública fue nuevamente objeto de debate ayer entre el ministro de Hacienda, Juan Manuel Santos, y el Contralor General, Carlos Ossa.

Ossa aseguró que la deuda está desbordada y que llega a 119 billones de pesos, es decir, el 64 por ciento del Producto Interno Bruto (PIB), lo cual, según el funcionario, demuestra que la administración Pastrana hizo un ajuste fiscal insuficiente. "Si seguimos como vamos, podemos correr grandes riesgos", anotó.

A estas afirmaciones, Santos respondió que el Gobierno logró bajar del 27 al 8 por ciento el crecimiento de la deuda y que se ha hecho un gran esfuerzo para mejorar el perfil de las obligaciones. Una moratoria está descartada.

| EL TIEMPO |

THE WALL STREET JOURNAL AMERICAS®

EL TIEMPO Y GRUPOS DIARIOS DE AMÉRICA *Una publicación de* DOWJONES http://interactivo.wsj.com JUEVES 4 DE ABRIL DE 2002

What's News—®

KIRCH Media, alemana de medios, iniciaría procedimientos de bancarrota esta semana si no llega a un acuerdo con sus acreedores e inversionistas sobre el plan de rescate. Se trataría de la mayor bancarrota de un firma alemana desde la Segunda Guerra Mundial.

La FIFA dijo estar lista para actuar si Kirch, que tiene los derechos mundiales de transmisión del Mundial de Fútbol, se acoge a la bancarrota.

* * *

América Móvil, empresa de telefonía inalámbrica de México venderá el viernes su 49% en la empresa de televisión por cable Cablevisión en el mercado bursátil local y en EE.UU. Se estima que esta operación recaudará entre US$250 millones y US$350 millones.

* * *

Microsoft anunció la renuncia de Rick Belluzzo, su director general y director general de operaciones, en medio de cambios en su estructura organizacional.

* * *

Groupe Danone está en conversaciones con Coca-Cola y Cadbury Schweppes para que alguna de las dos firmas compre la licencia y distribuya agua Evian en EE.UU. El acuerdo ayudaría a Evian, que se enfrenta a la dura competencia de marcas de Coca-Cola, Pepsi y Nestlé.

* * *

Petróleos Mexicanos espera *incrementar en un 14%* la producción en sus refinerías este año a más de 1,4 millones de barriles por día. La firma incrementará su capacidad de procesamiento de crudo en un 7,8% frente a 2001.

por US$85 millones. Arthur Andersen Singapur y Ernst & Young anunciaron que fusionarán sus operaciones en ese país. La empresa combinada, la más grande de auditoría y contabilidad de Singapur, conservará el nombre de Ernst & Young.

Las filiales tailandesas de Andersen *Worldwide* y *KPMG* anunciaron ayer que alcanzaron un acuerdo preliminar para unir sus operaciones.

* * *

WorldCom, operadora estadounidense de telecomunicaciones, anunció que despedirá a 3.700 empleados en EE.UU., 4% de su fuerza de trabajo y no 10% como se esperaba.

* * *

Brown-Forman y Bacardi dijeron ayer que formaron una alianza estratégica para fortalecer la distribución de sus marcas de ron y whisky, respectivamente. La sociedad llega 15 meses después de que ambas se postularan, sin éxito, por el negocio de bebidas de *Seagram*.

* * *

El sector de servicios en EE.UU. creció a un ritmo más lento en marzo. El índice del *sector llegó a 57,3, por debajo* de 58,7 en febrero, según el Institute for Supply Management. Las lecturas sobre 50 indican crecimiento.

* * *

Sodexho Alliance, francesa de servicios de comidas, comenzó ayer a negociar sus acciones en Nueva York por medio de ADS. El objetivo de esta operación es aumentar su prestigio en EE.UU., donde es líder de mercado y de donde proviene el 50% de sus ingresos.

* * *

Daewoo Motor, automo-

Washington estaría dispuesto a llegar a un acuerdo extrajudicial con Andersen

RICHARD B. SCHMITT
Y GARY FIELDS, EN WASHINGTON,
Y DEVON SPURGEON, EN CHICAGO,
Redactores de The Wall Street Journal.

El Departamento de Justicia está dispuesto a considerar un acuerdo extrajudicial de su acusación penal por obstrucción de la justicia contra Arthur Andersen LLP si la firma, de alguna manera, admite que "destruyó ilegalmente documentos", dijo un alto funcionario del departamento. En tanto, un socio de Andersen reconoció que la firma podría aceptar *esta alternativa* si no tiene que declararse culpable en los tribunales.

El mismo funcionario del gobierno no quiso decir si la firma de contabilidad podría evitar declararse culpable —tal vez con un reconocimiento público de haber procedido de manera equivocada— pero destacó que en el pasado, el Departamento de Justicia no ha exigido siempre la declaración de culpabilidad para llegar a un acuerdo en casos de mala conducta corporativa. "No vamos a *responder esa pregunta" ahora en este caso*, dijo el funcionario bajo condición de anonimato. Pero "están todas las posibilidades abiertas, incluso un arreglo o un juicio", agregó. Se espera que el juicio de Andersen, acusada el mes pasado por obstrucción a la justicia, comience en Houston el próximo 6 de mayo.

Otro funcionario del Departamento de Justicia confirmó la insistencia del organismo en que la firma "reconozca su total responsabilidad" pero también se negó a decir si se *podría llegar a un acuerdo* sin que se declare culpable. Funcionarios del Departamento de Justicia aclararon que no hay conversaciones con Andersen en este momento para llegar a un acuerdo, pero expresaron un claro deseo de negociar.

El socio de Andersen dijo que la firma estaría dispuesta a admitir públicamente que sus acciones constituyeron un crimen federal. "Lo único que es absolutamente cierto es que no podemos aceptar una acusación penal", dijo este socio que pidió no ser identificado. "Podríamos considerar cualquier cosa menor a eso. Andersen está dispuesta a considerar cualquier cosa, pero podría ser demasiado tarde".

Puede que un acuerdo no ayude mucho a restaurar el prestigio perdido Andersen, tomando en cuenta la pérdida de docenas de clientes en las últimas semanas. Altos ejecutivos de Andersen se han estado reuniendo esta semana para planificar despidos de entre 5.000 y 7.000 de los 28.000 empleados de la firma en Estados Unidos, dijo una fuente cercana. Se considera que ésta sería sólo la *primera ola de recortes*.

> **A cambio, la firma reconocería haber destruido documentos relacionados con Enron.**

Ahora no hay certeza de que la compañía sobreviva, debido a las posibles responsabilidades financieras producto de su auditoría llena de errores de los libros de Enron Corp. y la partida de muchos socios en el extranjero a otras firmas.

Sin embargo, la disposición de ambas partes para llegar a un acuerdo podría representar un hito en un caso que ha afectado al gobierno y al mundo empresarial de EE.UU. durante meses.

Hasta ahora, el Departamento de Justicia ha sido categórico en insistir que la admisión *de Andersen de haber destruido toneladas de* documentos relacionados con Enron amerítan una condena por delito grave, a pesar de que eso podría significar que una de las principales firmas de contabilidad del país nunca más podría auditar los libros de empresas que cotizan en bolsa. Los abogados de Andersen han respondido con la misma moneda, no sólo insistiendo en que la firma no ha cometido ningún crimen, sino que tampoco ninguno de sus socios, incluyendo a David Duncan, a quien Andersen despidió por supervisar la destrucción de documentos. En el peor de los casos, ha dicho la firma, algunos son culpables de falta de criterio.

Cualquier acuerdo que implique retirar una acusación que ya se ha presentado *sería* algo muy atípico y posiblemente sin precedentes, dijeron abogados de la defensa.

Un posible acuerdo podría implicar aplazar el proceso, una especie de probatoria donde el acusado admite haber actuado mal y promete evitar futuros delitos y adoptar reformas, con el entendimiento de que el gobierno podría resucitar los cargos si el *compromiso no se cumple*.

Andersen ya había mencionado esa idea, que fue rechazada, pero el gobierno ha usado *esa técnica en casos* que involucran a personas acusadas de fraude a la asistencia social hasta corporaciones como Sears Roebuck & Co. y Prudential Securities Inc., aunque en esos casos se hizo antes de que se presentaran cargos formales.

Es probable que la piedra angular de cualquier acuerdo adopte la forma de una admisión de parte de Andersen. Abogados cercanos a la firma dijeron que estarían dispuestos a reconocer que sus políticas de control y procedimientos eran extremadamente inadecuadas y que se destruyeron documentos que no deberían haber sido destruidos. "Arthur Andersen podría ser receptiva a ese tipo de aceptación de responsabilidad", dijo una fuente cercana a la firma.

Reformas en México, ...

¿Cuáles cambios?

La agenda legislativa que viene:

- Debate sobre clonación humana
- Ley sobre acceso público a la ...

La economía de EE.UU. se juega la suerte a cuatro cartas

La economía estadounidense mostró una increíble capaci-...

* * *

Hertz eliminará las comisiones que paga a los agentes de viajes que negocian las cuentas corporativas y de gobierno en EE.UU. y Canadá. La medida de la filial de Ford es la primera en la industria de alquiler de autos.

* * *

Gas Natural, de España, finalizó la compra de activos de Iberdrola en Brasil y Colombia por un monto de 156 millones de euros. La firma compró el 14,6% de Gas Natural de Colombia y el 9,9% de CEG y 13,2% de CEG Rio, ambas de Brasil.

* * *

Grupo México podría tardar varias semanas en la reestructuración de la deuda de dos filiales de la minera, dijeron fuentes cercanas. Las dos filiales, Grupo Minero México y Asarco, no cumplieron con los pagos de su deuda el año pasado.

* * *

Banco Comercial Portugués acordó vender su participación del 8,3% en Grupo Financiero Bital, de México, a Santander Central Hispano triz en bancarrota de Corea del Sur, anunció una reducción del 74% en sus pérdidas de 2001 frente al año anterior gracias a una reducción de costos y otras reestructuraciones como el despido de 7.000 empleados.

* * *

Coeur d'Alene Mines Corporation firmó el acuerdo final para comprar el 100% de una mina de plata y otras propiedades en Argentina de Yamana Resources.

* * *

Companhia de Saneamento Básico, empresa de tratamiento de agua de Brasil, planea llevar a cabo una oferta de acciones tanto en el mercado local como en EE.UU.

* * *

Draft II Participações, brasileña de energía, eligió a un grupo de bancos liderado por Banco Bradesco para manejar la emisión de un pagaré a seis meses por 445,5 millones de euros.

MÁS INFORMACIÓN EN WWW.WSJ.COM/AMERICAS
ENVÍE SUS COMENTARIOS A: AMERICAS@WSJ.COM

congeladas

DAVID LUHNOW
Redactor de The Wall Street Journal

CIUDAD DE MÉXICO

Los legisladores mexicanos han congelado una serie de reformas económicas clave, lo que aumenta las dudas de si el presidente Vicente Fox podrá impulsar cualquier cambio significativo antes de las elecciones de mitad del período presidencial.

Esta semana, después de volver de vacaciones de Semana Santa, los legisladores mexicanos postergaron el debate sobre las polémicas iniciativas gubernamentales para abrir el anticuado sistema nacional de electricidad a la inversión privada y para crear más competencia en el mercado de la telefonía. En cambio, los legisladores usarán el actual período de sesiones, que termina el 30 de abril, para considerar propuestas de ley que van desde la clonación genética hasta la igualdad de los sexos.

La medida fue otro golpe para Fox, quien no ha logrado convencer durante sus 18 meses en el poder a un dividido Congreso a promulgar las reformas estructurales necesarias para aliviar la presión sobre el presupuesto federal.

información

- Reforma para fortalecer los poderes legislativos
- Cambios a la ley de desarrollo social
- Reforma sobre igualdad de sexos
- Ley de desechos tóxicos

FUENTE: CONGRESO MEXICANO

Algunos legisladores dijeron que considerarán convocar a una sesión extraordinaria para mayo o junio para considerar las reformas a la electricidad y las telecomunicaciones, pero eso aún no está claro.

Hasta ahora, las señales no son prometedoras.

La oposición ha prometido bloquear cualquier esfuerzo para permitir a las empresas privadas generar y vender electricidad, a pesar de las advertencias de que México no tiene dinero para construir centrales eléctricas nuevas y que podría enfrentar apagones tipo California y Brasil en unos años. Los economistas dicen que México podría utilizar los US$50.000 millones que se calcula se necesitan para construir nuevas plantas hasta 2008 en otra infraestructura urgente, como carreteras.

La estrategia política también podría ensombrecer el panorama mientras los legisladores se preparan para las elecciones de mediados de 2003.

"Al llegar mayo [2002], será difícil que se apruebe cualquier reforma polémica, porque los partidos van a querer tener cuidado antes de las elecciones", dice el analista político Luis Rubio.

Los diputados están profundamente divididos en lo que respecta a los cambios al mercado telefónico, que aún está dominado por el ex monopolio estatal Teléfonos de México SA.

Un comité de diversos partidos, que se estableció para debatir el asunto, no ha sido capaz de acordar cómo regular a Telmex o si México permitirá que las empresas extranjeras sean dueñas de compañías telefónicas de línea fija.

Actualmente, la ley limita a los extranjeros a no poseer más del 49% de las empresas de línea fija, pero permite que las empresas internacionales sean totalmente dueñas de empresas de telefonía celular.

El asunto de la inversión extranjera en México es clave para Citigroup Inc., que obtuvo una participación mayoritaria en la compañía telefónica Avantel SA tras la compra del banco mexicano Banamex-Accival el año pasado.

Jefe de DaimlerChrysler fustigado por accionistas

SCOTT MILLER
Redactor de The Wall Street Journal

El presidente del directorio de DaimlerChrysler AG, Jürgen Schrempp, tiene por delante otro día más de conflictos en la reunión anual de accionistas de la automotriz el próximo miércoles. En ella, dos docenas de inversionistas pedirán que se desapruebe el desempeño de la junta directiva de la compañía.

Los enfrentamientos de Schrempp con los accionistas, la mayoría inversionistas pequeños que no pueden afectar su estrategia, se han convertido en algo tan común en esta época primaveral en Alemania como la apertura de los primeros jardines para beber cerveza. Este año, el jefe de DaimlerChrysler ha dado suficiente razón para quejarse.

En febrero, la empresa reconoció que no lograría cumplir con los objetivos de ganancias de este año y ofreció solamente un pronóstico planteado vagamente para reemplazar lo que habían sido metas muy específicas. Recortó sus dividendos de 2001 por primera vez desde la fusión que creó DaimlerChrysler en 1998. Y, para molestia de muchos de los pequeños accionistas, la empresa prolongó el contrato de Schrempp, del 2003, fecha en que vencía, hasta 2005.

"En lugar de expulsar al destructor de capital Schrempp, su contrato de empleo ha sido prolongado prematuramente", escribió Leonhard Knoll, un accionista, en una contrapropuesta a la agenda de la reunión de los accionistas. "Con este acto, el consejo de supervisión ha adoptado el fracaso permanente del presidente de la junta directiva como propio".


Jürgen Schrempp

Cada vez más, los pequeños pero ruidosos accionistas están concentrando su atención en las ambiciones globales de Schrempp, que no sólo incluyen a Chrysler, sino también una participación en Mitsubishi Motors Corp. de Japón.

"La junta es responsable de la inmensa pérdida en el valor de los activos de los accionistas y la reducción del dividendo", escribió la Asociación Alemana para la Protección de Inversiones en Valores en su contrapropuesta.

El responsable de DaimlerChrysler argumenta que, aunque la empresa ha cometido algunos errores, la idea básica sigue firme: que el futuro de la industria automotriz pertenece a las empresas globales capaces de compartir componentes entre varias marcas.

Schrempp ha convencido a los principales accionistas de que apoyen su estrategia. Tiene una buena relación con Hilmar Kopper, ex responsable de Deutsche Bank AG y presidente del consejo de supervisión de DaimlerChrysler, y se encarga de cuidar la participación de 12% del banco en DaimlerChrysler. El gobierno de Kuwait posee la segunda participación, con un 7% y, al igual que Deutsche Bank, confía en Schrempp.

dad de recuperación en el primer trimestre, asombrando a todos los que advirtieron sobre una prolongada recesión posterior al 11 de septiembre (los pesimistas) o un repunte excepcionalmente lento (los optimistas). Pero el primer trimestre ya es historia. ¿Cómo estará la economía dentro de un año?

Se podría consultar a los mismos vaticinadores que recurrieron a la ayuda informática para sus pronósticos y que mal interpretaron el impacto económico del 11 de septiembre.

Estimulados por los últimos datos, los pronosticadores moderados ven ahora la economía creciendo a un ritmo anual de aproximadamente un 3,5% durante los próximos 12 meses. Puede que los que se dedican a prever el futuro acierten esta vez.

Claro que uno siempre puede admitir la ignorancia: la suya, la mía y la de los pronosticadores, y concentrarse en aquellos factores que determinan si la economía sube o baja.

He aquí cuatro factores difíciles de predecir a los que hay que prestar atención porque definirán lo que le ocurra a la economía durante el próximo año, aproximadamente.

Inversión empresarial. El colapso del gasto empresarial en computadoras, software y equipos de toda clase empujó a la economía estadounidense a la recesión el año pasado. Sorprendentemente, la estabilidad en el gasto de los consumidores impidió que la economía empeorara, pero no resulta probable que los consumidores sigan impulsando la economía. ¿Cuántos más autos van a comprar los estadounidenses? Y con las tasas de interés subiendo, ¿cuántos más estadounidenses pueden refinanciar las hipotecas? De modo que el vigor de la economía depende en gran medida de la voluntad de inversión de los ejecutivos empresariales, que en última instancia depende del ánimo en las juntas directivas.

Macroeconomic Advisers, una firma de pronósticos de St. Louis, cree que la economía crecerá a un ritmo del 4% este año y el próximo. El principal riesgo que pende sobre esa predicción, dice Joel Prakken, miembro de la firma, es que no se cumpla la expectativa de que los gastos de capital, que cayeron un 6,4% el año pasado, crezcan un 4,5% en 2002 y un 9,7% en 2003, ajustado a la inflación.

EL MIRADOR DE WASHINGTON

DAVID WESSEL

Precios del petróleo. Ya están subiendo. El nivel de referencia, que estuvo por debajo de los US$20 por barril a principios de este año, se está aproximando a los US$27 el barril. En la medida en que la economía global mejora y la OPEP intenta contener la producción, los precios del crudo podrían mantenerse. La economía puede absorber eso. Pero un repunte fuerte y sostenido de los precios petrolíferos podría abortar la incipiente recuperación.

Precios de la vivienda. Cuando el mercado bursátil se hundió, el mercado de la vivienda no lo hizo. De todos modos, es inevitable que la notable carrera protagonizada por el sector inmobiliario en la pasada década llegue a su fin. Un final poco traumático del auge de la vivienda no amenazaría la renovada prosperidad. Una caída sostenida de los precios de la vivienda sí lo haría.

Greenspan. La economía estadounidense, valorada en US$10 billones depende más del presidente de la Reserva Federal (Fed), Alan Greenspan, que de ninguna otra persona. Greenspan, cuyo mandato al frente de la Fed continuará hasta junio de 2004, parece gozar de buena salud. De todos modos, el responsable de la Fed tiene 76 años. Su sucesor puede probar ser tan capaz como él, pero no heredará de inmediato la credibilidad de Greenspan. Sin sucesor aparente y sin nadie en el equipo de Bush que dé la talla de Greenspan, un ataque cardíaco del presidente de la Fed podría hacer temblar los mercados y al resto de nosotros lo suficiente como para interrumpir, aunque temporalmente, una economía en vías de recuperación.

Un giro adverso en cualquiera de esos factores dañaría las perspectivas de crecimiento. El traspié de dos de los factores arruinaría el final, y la economía podría entrar en un ritmo dolorosamente lento, con un desempleo creciente y ánimos alicaídos. Si los cuatro funcionan, no será necesario ningún modelo informático de predicción económica.

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

$148.800 millones recibe Ecopetrol de más, por cada dólar que suba el precio del petróleo.

DÓLAR		CAFÉ COLOMBIANO		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS	
Tasa representativa del mercado	▼ $ 2.257,16	Dólares por libra OIC		Dólares por barril		IGBC (Índice General)		Efectivo anual		HOY		Pesos por
Casa de cambio (c)	▶ $ 2.140,00	Hoy	0,70	Hoy	27,71	Hoy	1.101,14	DTF	10,41%	$ 123,8161	Euro	$ 1.993,99
Casa de cambio (v)	▶ $ 2.170,00	Ayer	n.d.	Ayer	26,88	Ayer	1.106,82	DTF Trimestre anticipado	9,78%	MAÑANA	Bolívar	$ 2,43
								TBS Efectivo anual Bancos a 90 días	n.d.	$ 123,8661	Peso mexicano	$ 255,88

Control a la deuda

El Gobierno presentó ayer al Congreso el proyecto de Ley de Responsabilidad Fiscal. El Ministro de Hacienda, Juan Manuel Santos, advirtió que se trata de un severo proyecto para garantizar la sostenibilidad de la deuda pública. La norma obliga a la Nación, a los municipios y a las empresas a autoimponerse una meta de balance primario, con el objetivo de controlar el crecimiento de la deuda pública. El proyecto hace parte de todas las reformas estructurales acordadas con el FMI.

Se recupera transporte aéreo

La movilización de pasajeros y carga por vía aérea, durante los primeros dos meses del 2002, mejoró respecto al mismo período del 2001. La Aerocivil informó que, durante enero y febrero, el tráfico nacional de pasajeros alcanzóun crecimiento del 3,7 por ciento y el internacional del 2,1 por ciento. El transporte de carga nacional subió 5,6 por ciento y el internacional 4,5 por ciento. El número de pasajeros transportados aumentó en 45.298.

Largada a PCS



El presidente de la República, Andrés Pastrana, firmó ayer el decreto 575, por medio del cual se le da la largada al sistema de comunicaciones personales PCS –por su sigla en inglés–, el cual competirá con las compañías de telefonía móvil. La ministra de Comunicaciones, Angela Montoya, le dijo a EL TIEMPO que "el siguiente paso será colocar los pliegos de la licitación en Internet, durante 30 días, luego de los cuales expediremos la resolución por medio de la cual se ordena abrir la licitación". Dijo, sin embargo, que el actual Gobierno no alcanzará a adjudicar las licencias.

Consumidores pesimistas

Debido al alto desempleo, los colombianos consideran

BAVARIA / GRUPO SANTO DOMINGO DEMANDÓ A ANDRÉS OBREGÓN

'Amarga' disputa familiar

El ex presidente de Bavaria, Andrés Obregón, enfrenta una demanda que le significaría el pago de $ 4.600 millones que le debe al conglomerado de su tío Julio Mario.



JULIO MARIO SANTO DOMINGO, accionista mayoritario del Grupo.



ANDRÉS OBREGÓN, ex presidente de Bavaria.

La precipitada salida de Andrés Obregón de la presidencia de Bavaria, en noviembre del 2000, dejó un sabor amargo en la familia Santo Domingo, que casi dos años después interpuso una demanda contra el joven ejecutivo, quien permaneció 20 meses en el cargo, luego de que llegara a el con la bendición de su tío, Julio Mario.

El pasado 18 de marzo fue radicada ante el Juzgado 22 Civil del Distrito de Bogotá, una demanda contra Obregón, la cual pretende hacer efectiva la cancelación de un pagaré, por 4.600 millones de pesos, que el ex presidente de Bavaria le debe al conglomerado. Así lo reveló un informe de la revista *Poder* que se edita en Miami.

Una fuente cercana al Grupo Santo Domingo, que pidió reserva de su nombre, le explicó a EL TIEMPO que cuando Obregón se encontraba en la presidencia de Bavaria, usó su posición para que se autorizaran, a través de Cofinorte –empresa del conglomerado–, créditos a las sociedades Asicol y Ecofoto, en las que el directivo tenía participación.

Con la desaparición de Cofinorte, las obligaciones quedaron a favor de Promonorte. Tras una serie de capitalizaciones y compraventa de acciones, Asicol terminó como una empresa más del Grupo Bavaria y Obregón quedó a cargo de la deuda.

Trató de pagar

"Lo que puede pasar es que el juzgado obligue a Obregón a pagar la plata y, si no lo hace, se le puede embargar y secuestrarle los bienes. Inclusive, el Grupo puede considerar si ejerce acciones penales por las eventuales maniobras no ortodoxas", dijo la fuente.

No obstante, confirmó que el ex directivo ha intentado pagar la obligación, mediante la cesión de unas acciones que posee en una empresa dedicada a la venta de muebles y equipos, denominada Red Colombia, por 2.800 millones de pesos. El saldo lo cancelaría su mamá, Beatriz Santo Domingo viuda de Obregón y hermana de Julio Mario. Sin embargo, la propuesta no ha sido aceptada por el Grupo, porque se considera que las acciones tienen un precio por encima del real.

"A pesar de que se formuló la demanda y de que el grupo podría iniciar acciones penales, todavía no están rotas las conversaciones y hay posibilidades de arreglo", indicó la fuente.

EL TIEMPO intentó hablar con Obregón, pero se encontraba fuera del país. Sin embargo, en sus declaraciones a *Poder*, dijo que la demanda era un montaje, una movida más emotiva que empresarial. Como se recuerda, la salida del directivo de Bavaria estuvo marcada por una estela de resultados financieros poco halagüeños para el tradicional grupo económico.

que este no es el mejor momento para comprar vivienda, vehículo o electrodomésticos. Así se desprende de la Encuesta de Confianza del Consumidor, realizada por Fedesarrollo, en la cual los compradores afirman que económicamente les está yendo peor que hace un año. Sin embargo, dicen que mejoró levemente la capacidad de ahorro. Los colombianos, según la encuesta, se están alejando cada vez más del sistema financiero.

REPÚBLICA DE COLOMBIA
DEPARTAMENTO DE ANTIOQUIA
MUNICIPIO DE CAREPA

LICITACIÓN PÚBLICA NO. 01 DE 2002

OBJETO: Construcción de El Coliseo Cubierto del Municipio de Carepa.

CONSULTA DE PLIEGOS: Los pliegos podrán consultarse a partir del día 4 de abril de 2002 en la oficina de Planeación Municipal, ubicada en la calle 77 No. 76-63 segundo piso de la Administración Municipal del Municipio de Carepa.

VENTA DE PLIEGOS: Los pliegos podrán adquirirse en la oficina de Planeación Municipal, ubicada en la calle 77 No. 76-63 segundo piso de la Administración Municipal del Municipio de Carepa, previo pago en la Tesorería Municipal de setecientos mil pesos ($ 700.000.00) por original y doscientos cincuenta mil pesos ($ 250.000.00) por copia adicional. Durante los días 5 y 8 de abril de 2002.

REQUISITOS PARA PARTICIPAR: Podrán participar individualmente las personas jurídicas o naturales, en consorcio o en unión temporal, que se encuentren debidamente inscritas en el registro único de proponentes de la Cámara de Comercio, que tengan un K mayor o igual a 40.000 SMMLV, K residual mayor o igual a 20.000 SMMLV.

VISITA: Se realizará una visita de carácter obligatorio para conocer el sitio de la obra el día 5 de abril a las 7:00 a.m., lugar de encuentro en la Oficina de Planeación Municipal.

FECHA Y HORA DE CIERRE DEL PLAZO DE LA LICITACIÓN: Se recibirán propuestas a partir del 10 de abril de 2002 hasta el día 16 de abril de 2002 en la Oficina de Planeación, hora 5:00 p.m.

CRITERIOS DE EVALUACIÓN: Experiencia general, experiencia específica (Coliseos), aspectos financieros, precio, aseguramiento de la calidad y los demás del pliego de condiciones.

REPÚBLICA DE COLOMBIA
MINISTERIO DE MINAS Y ENERGÍA
EMPRESA COLOMBIANA DE PETRÓLEOS
ECOPETROL

LICITACIÓN PÚBLICA P-PSC-043-02

La Empresa Colombiana de Petróleos - ECOPETROL - Superintendencia Catatumbo, se permite aclarar lo siguiente:

Que en los avisos de que trata el numeral 3 del artículo 30 de la Ley 80 de 1993, publicados en el diario EL TIEMPO, en el mes de marzo de 2002, en desarrollo de la Licitación Pública P-PSC-043-02, cuyo objeto consiste en la contratación del "Suministro de alimentación para el personal del Campo Tibú de la Superintendencia Catatumbo, Gerencia Centro Oriente, de la Empresa Colombiana de Petróleos", se estableció como requisito de participación "presentar la certificación expedida por el Administrador de Impuestos y/o Aduanas Nacionales de la ciudad de donde sea contribuyente el aspirante, sobre el hecho de que se halla a paz y salvo con la entidad en el pago de los tributos, o tiene vigente una facilidad para el pago de sus obligaciones y esta se encuentre cumplida. (Parágrafo 3 del artículo 57 de la Ley 550 de Dic. 28-1999)".

Que a partir de la Sentencia C-1185 de 2000 de la Corte Constitucional y de la vigencia de la Ley 633 de 2000, tal requerimiento no incumbe acreditarlo al proponente. Con todo, en virtud del artículo 4 parágrafo 3 de la Ley 716 de 2001, las personas que aparezcan en el boletín de deudores morosos de que trata esta ley, no podrán celebrar contratos con el Estado, hasta tanto no demuestren la cancelación de la totalidad de obligaciones contraídas con el Estado o acrediten la vigencia de un acuerdo de pago.

EMPRESA COLOMBIANA DE PETRÓLEOS ECOPETROL

SEGUNDO AVISO

CAMBIO PARA CONSTRUIR LA PAZ



Ganadores Surasuerte

TÍTULOS DE CAPITALIZACIÓN
Con los Títulos de Capitalización Surasuerte de Suramericana, Querer es Tener.

VALOR DE LOS SORTEOS DEL MES $ 54.350.200
TOTAL PREMIOS DEL AÑO $ 235.208.200

Resultado de los sorteos realizados el 27 de marzo y el 1 de abril de 2002, en la ciudad de MEDELLÍN y en presencia de la Revisoría Fiscal

TÍTULO	SUSCRIPTOR	CUOTA	VALOR PREMIO	CIUDAD
528798	AL PORTADOR	1	$ 12.000.000	Central
20155687	BLANCA CABALLERO DE G.	2	$ 9.000.000	San Gil
525196	AL PORTADOR	2	$ 7.358.200	Central
513123	AL PORTADOR	7	$ 5.000.000	Central
528985	AL PORTADOR	1	$ 3.512.000	Central
275389	GLORIA I. ECHEVERRY P.	2	$ 3.000.000	Central
526558	AL PORTADOR	2	$ 2.594.800	Central
512891	AL PORTADOR	7	$ 2.000.000	Central
523747	AL PORTADOR	3	$ 1.532.200	Central
1772768	ANA ELVIA LEGUIZAMÓN	27	$ 1.500.000	Tunja
528133	AL PORTADOR	1	$ 1.156.000	Central
523125	AL PORTADOR	3	$ 1.000.000	Central
907417	NURY JARAMILLO P.	1	$ 1.000.000	Central
528842	AL PORTADOR	1	$ 743.600	Central
20088772	SUSANA CORTÉS	8	$ 600.000	Pereira
3043224	ROSA A. GIRÓN H.	26	$ 600.000	Camino Real
529312	AL PORTADOR	1	$ 533.400	Central
20097484	MÓNICA CASTAÑEDA M.	10	$ 400.000	Manizales
20055494	ORFILIA CASTRILLÓN	14	$ 300.000	Tuluá
20142953	CÉSAR AUGUSTO CANDIA A.	4	$ 200.000	Ibagué
20017871	ÁNGELA M. DURANGO	8	$ 200.000	Montería
20127527	LIZETTE MARÓN B.	4	$ 120.000	Barranquilla

Los próximos sorteos se realizarán el 30 de abril y el 2 de mayo de 2002.
El plazo para consignar la cuota y participar en ellos, vence el 8 de abril de 2002.

Su Secretaria es su confidente, su mano derecha, es su aliada, por eso ¡merece lo mejor!. Ahorre desde ahora para que el año entrante le obsequie un fantástico regalo que premie su excelente labor. Y que mejor para hacerlo que a través de Títulos de Capitalización Surasuerte de Suramericana. Adquiéralos ya y haga realidad sus sueños apostándole al azar sin perder su dinero, y lo más importante, se anticipa a sus gastos sin tener que incurrir en costosos créditos y engorrosos trámites.

Comuníquese con nuestra línea 9800942700; navegue por nuestra página en internet

Consulte con su asesor o pregunte en cualquiera de nuestras oficinas en todo el país.
Con el respaldo y solidez de Suramericana de Capitalización S.A. Recuerde, con los Surasuerte de Suramericana, Querer es Tener.
Vigilado Superbancaria.

CONSULTE SIN COSTO
SULINEA 9800-9-42-700 EN MEDELLÍN 510 90 10
O en Internet: www.suramericana.com.co

IMPORTANTE: Señor suscriptor, recuerde que puede pagar las cuotas de sus Títulos de Capitalización mediante:
- Autorización de cargo automático a su tarjeta de crédito BANCOLOMBIA.
- Autorización de Débito Automático en cualquier corporación de la RED MULTICOLOR, CONAVI y BANCO POPULAR.
- Directamente en las oficinas de CONAVI y COLMENA. Para los pagos en COLMENA debe presentar la actual tarjeta de Capitalización que tiene código de barras.
- A través de FONOCONAVI.
- Y en cualquiera de las oficinas de Suramericana en todo el país.

Informamos a todos los suscriptores de Títulos de Capitalización Surasuerte que realizan sus pagos a través del Débito Automático, que desde el mes de noviembre del año 2000, el cobro que se realizaba tradicionalmente el 6° (sexto) día hábil del mes, se efectuará el 1er. (Primer) día hábil del respectivo mes. De igual forma para facilitar el pago de las cuotas a los clientes cuyo cobro no fue exitoso el primer día hábil del mes se llevará a cabo un segundo intento el 6° (sexto) día hábil de cada mes.

SURAMERICANA

EL TIEMPO

THE WALL STREET JOURNAL AMERICAS®

EL TIEMPO Y GRUPOS DIARIOS DE AMÉRICA *Una publicación de* DOWJONES http://interactivo.wsj.com MIÉRCOLES 3 DE ABRIL DE 2002

What's News—®

Los precios del petróleo en EE.UU. han registrado un alza de más del 30% entre febrero y abril por la crisis del Medio Oriente y las amenazas de Irán e Irak de suspender sus exportaciones. Esto ha aumentado los costos del combustible y el gas natural.

* * *

El gobierno de Francia recaudó US$1.300 millones de la venta de alrededor de 30 millones de acciones de Renault. La operación disminuye la participación oficial a 25%, de 37,8%, pero el estado seguirá siendo el principal accionista de la automotriz.

* * *

Repsol-YPF cambiará el método para calcular las provisiones por la devaluación del peso en Argentina. Debido a este cambio, la petrolera dijo que las ganancias de la empresa sufrirán un impacto de 76 millones de euros (US$67 millones) y que tomará otro cargo por 1.150 millones de euros (US$1.012 millones).

* * *

WorldCom anunciaría despidos de hasta unos 7.500 empleados, equivalente al 10% de su fuerza laboral, según fuentes cercanas. El crecimiento de la compañía ha perdido fuerza en medio de una crisis prolongada en el sector de las telecomunicaciones y la SEC investiga sus prácticas contables.

* * *

Grupo Mapfre, aseguradora española, informó que tomó una provisión de 11,3 millones de euros (US$9,95 millones) por sus operaciones que no son de seguros de vida por pérdidas provenientes de Argentina.

Los pedidos industriales en EE.UU. cayeron inesperadamente un 0,1% en febrero debido a que la débil demanda de computadoras y autos eclipsó el aumento en otros sectores. Los economistas esperaban un alza del 1%.

Las principales automotrices de EE.UU. creen, a pesar del flojo arranque anual, que las ventas totales en 2002 estarán entre los 16 y los 16,5 millones de unidades, una previsión muy supuerior a los 15 millones que se esperaban en enero.

* * *

Hewlett-Packard presentó el lunes una moción ante un tribunal de Delaware, en EE.UU., en la que pide al juez que no considere la demanda presentada por Walter Hewlet que acusa a H-P de utilizar métodos inadecuados para ganar el voto a favor de la fusión.

* * *

Las dificultades de Kirch Group podrían tener un impacto de fondo en el mercado de medios alemán, que tradicionalmente ha estado controlado por unos pocos. Ahora se abre la posibilidad para la entrada de un jugador agresivo como Murdoch que podría iniciar una guerra de precios para controlar el mercado.

* * *

La oficina de impuestos de EE.UU. (IRS) anunció que las personas obesas tendrían la posibilidad de deducir sus gastos médicos por control de peso de sus impuestos correspondientes a 2001.

* * *

La emisión de acciones de las empresas europeas, que

Deserción de España amenaza la solución global de Andersen

NEEL CHOWDHURY, EN SINGAPUR, CARLTA VITZTHUM, EN MADRID Y SARA CALIAN, EN LONDRES,
Redactores de The Wall Street Journal

La esperanza que tenía Arthur Andersen Worldwide de vender sus filiales europeas y asiáticas por una cifra considerable prácticamente se esfumó, ya que su muy cotizada filial española acordó fusionarse con Deloitte Touche Tohmatsu International.

Además, se espera que la mayoría de los socios de Andersen en Latinoamérica sigan el ejemplo de los españoles y se unan a Deloitte, en gran medida porque los principales clientes de Andersen en España representan la mayor parte de la actividad transfronteriza de la región, dijo un funcionario de Andersen en Londres. De hecho, la filial chilena de Andersen ya informó que se separó de su anterior socio y que está en negociaciones con una de las principales firmas de auditoría y contabilidad del mundo, aunque no ha dado un nombre en concreto.

La decisión de la filial española de Andersen tiró por la borda los planes de KPMG International de comprar la mayoría de las operaciones de Andersen fuera de EE.UU., una opción que "ya no está sobre la mesa", según John A. Prasetio, socio gerente de Andersen en Asia.

En cambio ahora Andersen aparentemente negocia un acuerdo internacional con Ernst & Young, que ya acordó fusionar sus operaciones con las de Andersen en Rusia, Australia y Nueva Zelandia.

El anuncio de que se cayeron las negociaciones con KPMG apareció horas antes de que el

Caminos separados

Las oficinas de Andersen en el mundo están ansiosas de realizar fusiones.

- **En España**, Andersen España está fusionándose con Deloitte Touche Tohmatsu.
- **En América Latina**, donde el ingreso es de US$400 millones, la mayoría de las filiales de Andersen deben seguir el ejemplo de los españoles y unir fuerzas con Deloitte.
- Ernst & Young se está fusionando con los socios de Andersen en **Rusia, Australia y Nueva Zelanda** y está en negociaciones con Andersen de Singapur.
- Los socios de Andersen en **Hong Kong** y **China** planean fusionarse con PricewaterhouseCoopers.
- En **Londres**, una portavoz de Andersen dijo que las negociaciones con KPMG continúan país por país.
- En **París**, KPMG Francia informó que espera llegar a un acuerdo con Andersen, posiblemente la próxima semana.
- En **Alemania**, los socios de Arthur Andersen LLP y de KPMG LLP dijeron que están haciendo avances significativos en las negociaciones sobre la fusión de sus operaciones.

FUENTE: WSJE

cionado como posible sustituto.

Tras los problemas de Andersen asociados con el caso Enron, los socios en el extranjero rápidamente empezaron a buscar sus propios acuerdos, lo que fomentó una actitud individualista en una firma de 85.000 personas. El destino de las sociedades terminará por afectar a miles de empleados de la industria contable en todo el mundo, al igual que a las empresas que auditan.

La decisión de Andersen España de fusionarse con Deloitte es uno de los reveses más duros para la estrategia de Andersen Worldwide. La auditoría era considerada una de las prácticas más sólidas de la firma. De las 35 empresas que cotizan en la Bolsa de Madrid, 23 son clientes de auditoría de Andersen, incluyendo Telefónica SA, Endesa

su futuro. Socios de la firma legal votaron la semana pasada para negociar con otros auditores y firmas legales, de manera independiente de los otros afiliados de Andersen en España.

Andersen España dice que negoció hasta el último minuto con KPMG, pero que se decidió por Deloitte Touche España, porque las dos empresas son complementarias en ese país, lo que hace más fácil evitar posibles conflictos de interés. En las últimas semanas, Andersen España estuvo bajo presión para disipar las dudas que rodean su futuro, porque a las empresas se les exige elegir su auditor en las reuniones anuales de sus accionistas. Muchos clientes importantes debatían si debían cambiar de auditor a pesar de la sólida reputación de la firma en España.

Las filiales extranjeras en Argentina, sin socorro

PAMELA DRUCKERMAN
Redactora de The Wall Street Journal

BUENOS AIRES

Una de las empresas más grandes de Argentina dijo que suspenderá el pago de capital sobre una deuda de US$3.200 millones, culpando a la debilidad de la moneda local y al incierto ambiente regulatorio.

El anuncio de Telecom Argentina Stet France Telecom SA, la segunda telefónica de Argentina, es la mayor moratoria corporativa hasta el momento, en medio de una creciente oleada de firmas que se encuentran atrapadas por la dura crisis económica del país.

Asimismo, pone en claro que muchas empresas extranjeras no están dispuestas a rescatar a sus filiales argentinas. Telecom Argentina está controlada por un holding conjunto de la italiana Telecom Italia SpA y France Télécom SA. La semana pasada, la unidad inalámbrica argentina de Verizon Communications Inc., CTI Holdings, suspendió pagos de una deuda de US$1.000 millones. Y MetroGas SA, la enorme empresa de gas natural controlada por Repsol YPF SA, de España, y BG Group PLC, de Gran Bretaña, suspendió pagos de una deuda por US$425 millones.

Como muchas grandes compañías argentinas, Telecom Argentina emitió la mayor parte de su deuda en dólares, disfrutando de los beneficios de la paridad del peso argentino con el dólar, que duró diez años.

Pero el verdadero costo de esas deudas se disparó en enero, cuando el peso fue devaluado y

* * *

Enron no firmará un acuerdo de cooperación con los acreedores de Dabhol Power, su filial en India, para facilitar su venta. Dabhol Power es un proyecto de generación que *tendrá un costo total* de US$2.900 millones.

* * *

Global Crossing pospuso la publicación del informe anual de resultados. La razón es una investigación interna que está buscando posibles *irregularidades* en su contabilidad.

* * *

CSFB, división de banca de inversión de Credit Suisse Group, planea eliminar el 15% de su personal en todo el mundo, alrededor de 300 puestos. La firma explicó que la decisión se debe a las débiles condiciones del mercado.

* * *

Japón eligió a Nikko Salomon Smith Barney, UBS Warburg, Nomura Securities y Goldman Sachs Group para colocar US$4.500 millones de acciones de dos empresas estatales de ferrocarriles.

incluye las OPV, cayó a 19.100 millones de euros en el primer trimestre del año, el segundo nivel más bajo en más de tres años, según Dealogic. En el último trimestre de 2001, el monto de estas operaciones fue de 25.400 millones de euros.

* * *

BellSouth y un fondo manejado por los dueños del Banco Safra llegaron a un acuerdo para financiar BCP, firma de *telefonía inalámbrica* de la que ambas firmas son dueñas, informó un vocero del banco. *BCP no cumplió con un pago* de deuda de US$375 millones la semana pasada.

* * *

Codelco, estatal de cobre de Chile, pagará US$1,06 millones por la opción de adquirir participaciones accionariales de Cambior en dos minas en la zona norte de Perú. Además, las firmas planean formar una empresa conjunta para la exploración de oro y metales básicos en el mismo país.

MÁS INFORMACIÓN EN WWW.WSJ.COM/AMERICAS
ENVÍE SUS COMENTARIOS A: AMERICAS@WSJ.COM

directorio de Andersen Worldwide, reunido en Londres, estaba a punto de nombrar un reemplazante interino para Joseph Berardino, quien renunció la *semana* pasada como presidente ejecutivo. Aldo Cardoso, presidente del directorio compuesto por 18 miembros de Andersen Worldwide y titular de Andersen Francia, ha sido men-

SA y los bancos *Santander Central Hispano* y Banco Bilbao Vizcaya Argentaria.

El brazo legal del grupo español, Garrigues & Andersen, que la semana pasada decidió abandonar la firma y dejar de usar Andersen en su nombre, dijo que estudiaría un posible acuerdo con Deloitte, pero que todavía no había decidido acerca de

Según el acuerdo en España, que es efectivo inmediatamente y crea una empresa de alrededor de 4.500 empleados, las dos firmas permanecerán legalmente separadas pero sus actividades serán coordinadas por un único equipo de ejecutivos. Más adelante, las dos firmas esperan comenzar a fusionar gradualmente sus operaciones.

Shell refuerza negocio de producción

DAVID PRINGLE
Redactor de The Wall Street Journal

LONDRES

La anglo-holandesa Royal Dutch/Shell Group acordó la *compra de la británica Enterprise* Oil PLC por un valor estimado en 3.500 millones de libras esterlinas *(US$5.044 millones) con el* propósito de fortalecer su negocio de exploración y producción.

La oferta de 7,25 libras esterlinas por acción representa una prima del 15% sobre el precio de *cierre de las acciones* de Enterprise del 28 de marzo, el último día hábil antes de la oferta, y una *prima* del 45% sobre el precio de la acción en enero, antes de que Enterprise anunciara que había recibido una oferta de compra no solicitada. *Sam Laidlaw, presidente ejecutivo de Enterprise*, dijo en una conferencia de prensa en Londres que *Eni SpA había* hecho un acercamiento en enero, pero ejecutivos de la empresa *italiana indicaron* que es improbable que Eni trate de superar la oferta de Shell. De todos modos, *la acción de Enterprise Oil* avanzó un 16% hasta 7,29 libras esterlinas ayer, lo que sugiere que los inversionistas creen que una contraoferta es posible.

Enterprise tiene 41 campos de petróleo y gas, en su mayoría en el Mar del Norte, pero también en Italia, Brasil, el Golfo de México y *otras regiones*. Shell dijo que el acuerdo aumentaría en un 6% su producción anual de hidrocarburos. "Es un paso atractivo que *mejora nuestro negocio* de exploración", dijo Philip Watts, presidente del comité de directores *gerentes de Shell durante la* rueda de prensa en Londres. "Esta es una oportunidad que habíamos buscado durante algún tiempo: una empresa con una valoración inferior al mercado como Enterprise", agregó.

Enterprise, que tiene una deuda neta de unos 800 millones de libras esterlinas (US$1.150 millones), anunció un programa de reestructuración en febrero. Sus ganancias después de impuestos cayeron un 34% en 2001 hasta los 297 millones de libras (US$428 millones), sin incluir los costos por concepto de litigios. Las ventas de la empresa bordearon a los 1.390 millones de libras, unos US$2.000 millones. Walter Van de Vijver, miembro del comité de directores gerentes de Shell, dijo que las dos empresas podrían obtener ahorros anuales de US$300 millones al eliminar oficinas que se duplican, helicópteros *y otros costos* operativos. También se reducirían los gastos de capital y se podrían combinar los programas de exploración. Van de Vijver sugirió que otras ofertas no alcanzarían las mismas sinergias. "Estos son niveles que muy pocos serían capaces de alcanzar", dijo.

Enterprise ha sido un blanco de adquisición de Eni desde 1999, pero el presidente ejecutivo de la empresa *italiana, Vittorio Mincato*, dijo hace menos de dos semanas en una entrevista con The Wall Street Journal que sólo estaría dispuesto a pagar una pequeña prima sobre el precio de la acción. *Un alto ejecutivo* dijo el martes que la posición de Eni y de Mincato no ha cambiado.

Pero algunos no descartan una contraoferta. "Hay varios jugadores con mucho efectivo que están rondando, especialmente en Estados Unidos", dice Christopher Brown, analista del banco de *inversión londinense* Williams de Broe. Brown también sugirió que Shell podría estar en condiciones de ofrecer menos y aún así ganar la aprobación de la junta directiva.

Fermentando la segunda cervecera mundial

SARAH ELLISON
Y SHELLY BRANCH
Redactoras de The Wall Street Journal

South African Breweries PLC (SAB), que busca establecerse como una de las pocas cerveceras globales importantes, está en negociaciones para comprar Miller Brewing Co. a Philip Morris Cos. por cerca de US$5.000 millones, dicen fuentes cercanas a la situación.

Las conversaciones se encuentran en una etapa avanzada y las dos empresas esperan terminar de establecer sus condiciones en las próximas semanas, según una persona familiarizada con las conversaciones. Philip Morris ha intentado vender Miller, la segunda cervecera de Estados Unidos, a otros compradores en el pasado pero no logró cerrar el acuerdo. Fuentes allegadas advierten que las negociaciones con SAB son complejas y que podrían fracasar.

Una fusión de Miller y SAB crearía la segunda cervecera mundial. La nueva empresa se encontraría con una industria fragmentada pero que se está *consolidando rápidamente*, cada vez más dominada por Anheuser-Busch Cos., de Saint Louis, Missouri; *Interbrew SA, de Bélgica*; y Heineken, de Holanda. Incluso Adolph Coors Co., con sede en Golden, Colorado, *la tercera* cervecera de EE.UU., adquirió recientemente Carling Brewers, *del Reino Unido*.

SAB se negó a comentar sobre las conversaciones con Miller, al igual que Philip Morris.

Bajo los términos que ahora se están analizando, el acuerdo sería una combinación de acciones y efectivo. Philip Morris terminaría con cerca de una cuarta parte de SAB y acordaría no vender su participación por un tiempo, obteniendo una cuota en una de las cerveceras más grandes del mundo. Philip Morris quiere que cerca de US$2.000 millones de los US$5.000 millones del precio de venta sean en efectivo, pero ya que desea reducir los impuestos, no tomaría el dinero directamente. En lugar de eso, Philip Morris asignaría cerca de US$2.000 millones en deuda a Miller, que después SAB asumiría. Eso tendría el mismo efecto que recibir efectivo del acuerdo, ya que eliminaría US$2.000 millones del balance de Philip Morris.

El pacto permitiría a Philip Morris deshacerse de un negocio que ha tenido un desempeño débil entre un conjunto de poderosas marcas. También sería el primer movimiento importante de *Louis C. Camilleri, quien asume* como presidente ejecutivo a fin de mes y quien ha estado *sumamente involucrado en las conversaciones* sobre Miller.

Miller, que tiene poca presen*cia fuera de EE.UU.*, ha estado perdiendo cuota de mercado consistentemente frente a Anheuser-*Busch, a pesar de que inventó la* categoría de cerveza light hace tres décadas.

Miller "será probablemente un activo de bajo desempeño por algún tiempo", dice Robert *Campagnino, analista de Prudential* Securities, señalando que no es un negocio en el que Philip Mo*rris esté "dispuesto a invertir recursos*, ya sea en dinero o en tiempo para arreglarlo".

SAB es la principal cervecera del mundo en desarrollo con creciente presencia en China, Polonia y Honduras. También *domina Sudáfrica, con un 95%* del mercado. Pero SAB considera que no tendrá una verdadera *presencia global hasta poseer* una participación significativa en el mercado estadounidense.

"*Nuestra experiencia en Sudáfrica* nos llevó a otras partes del mundo más rudas y difíciles", dice *Nick Chaloner, portavoz* de la empresa. Como resultado, "fuimos capaces de comprar muchas participaciones en los países en desarrollo a precios de remate".

¡Salud!
Cuota de mercado estimada en 2001 del volumen mundial de cerveza de los principales productores


Anheuser-Busch 9%
Interbrew 6%
Heineken 5%
AmBev 5%
South African Breweries 4%
Miller 4%
Carlsberg 4%
Coors 3%

Fuente: Morgan Stanley

65% de su valor. El gobierno también congeló (en pesos) las tarifas

Deprimido
Desempeño en 5 meses de los ADR de Telecom Argentina-Stet France Telecom, en US$


10
8
6
4
2
Nov
2001
Dic
En
2002
Feb
Mar

Fuente: La empresa

que Telecom Argentina y otras empresas de servicios públicos pueden cobrar a sus clientes. Las negociaciones para las nuevas tarifas tomarán por lo menos varios meses.

Se esperan muchas más cesaciones de pago corporativas en los meses venideros. Fitch Ratings Inc. ha colocado a casi todas las 58 empresas argentinas que cubre en "perspectiva de calificación negativa". Trece de éstas, incluyendo firmas de televisión por cable, electricidad y gas, ya se encuentran en mora. Los analistas dicen que las suspensiones de pago vendrán en oleadas una vez que se cumplan los plazos de pago.

En un comunicado de ayer, Telecom Argentina dijo que segui*ría* realizando los pagos de intereses. Sus deudas están prácticamente divididas en bonos y prés*tamos bancarios. Un vocero* de la empresa dijo que US$900 millones en capital y US$200 millones en pagos de intereses vencen este año.

La noticia hizo caer la acción de Telecom *Argentina en la Bol*sa de Valores de Nueva York un 28,5% a su nivel histórico más ba*jo en US$2,06* al igual que su acción en la Bolsa de Buenos Aires que se desplomó un 21,78%.

El mes pasado la compañía dijo que contrató a Morgan Stanley & Co. para ayudar a renegociar sus deudas. Se espera algún tipo de intercambio de deuda por capital, que podría diluir la participación de propiedad de las compañías controladoras.

La moratoria pone fin a un drástico cambio de fortuna para Telecom Argentina, que surgió como resultado de la privatización en los 90 de la empresa estatal de telefonía.

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

1,58 por ciento aumentó el consumo de los hogares el año pasado.

DÓLAR	
Tasa representativa del mercado	$ 2.264,57
Casa de cambio (c)	$ 2.140,00
Casa de cambio (v)	$ 2.170,00

CAFÉ COLOMBIANO	Dólares por libra OIC
Hoy	n.d.
Ayer	0,70

PETRÓLEO	Dólares por barril
Hoy	26,88
Ayer	26,33

BOLSA DE COLOMBIA	IGBC (Índice General)
Hoy	1.106,82
Ayer	1.102,27

INTERÉS	Efectivo anual
DTF	10,41%
DTF Trimestre anticipado	9,78%
TBS Efectivo anual Bancos a 90 días	9,83%

UVR	
HOY	$ 123,7661
MAÑANA	$ 123,8161

MONEDAS	Pesos por
Euro	$ 1.991,05
Bolívar	$ 2,43
Peso mexicano	$ 255,51

Ecopetrol pidió cordura

BARRANCABERMEJA. Tras el fracaso de los acercamientos entre Ecopetrol y la USO para el retorno a la normalidad laboral, la estatal petrolera hizo un llamado a los trabajadores "para que se materialicen los acuerdos en beneficio del país". También pidió cordura mientras avanzan los diálogos. Con una marcha y una asamblea permanente, la USO anunció su intención de continuar el paro que empezó el pasado 22 de marzo.

Rueda la ruleta

Bogotá se convertirá el sitio de encuentro de los operadores de juegos de azar de la región andina, durante la realización de la cuarta feria del sector. En el evento estarán presentes además fabricantes de máquinas de juego que presentarán los últimos avances en materia de entretenimiento. La feria también contará con programas académicos sobre el impacto de los recursos del azar en la salud.

Nuevo gerente para AT & T

La empresa de comunicaciones AT & T nombró al economista Sergio Uribe Arboleda como nuevo gerente de la compañía en Colombia. Uribe es egresado de la Universidad de Los Andes y se ha desempeñado en la presidencia de la Corporación de Ahorro y Vivienda AV Villas, así como de Industrias en Inversiones Samper y ha sido director de banca de inversión de la firma Corredores Asociados.

Visión agropecuaria



PRESUPUESTO / AJUSTES EN FUNCIONAMIENTO E INVERSIÓN

Recortarán gastos en $ 1,8 billones

Sigue en discusión el aumento de recursos para las Fuerzas Armadas. Saneamiento fiscal obliga a aprobación del proyecto de reforma pensional: Minhacienda.

Cumplimiento de metas con el FMI año 2001

Concepto	Meta	Observado
Déficit público consolidado (billones de pesos)	6,55	6,09
Piso reservas internacionales (millones US$)	9.500	10.192
Inflación (%)	8,0	7,65
Techo desembolsos deuda externa pública*	2.680	1.317
*Techo desembolsos deuda externa pública***	180	80

* Deuda de mediano y largo plazo, millones de dólares
** Deuda de corto plazo, millones de dólares.
Fuente: Ministerio de Hacienda

El Gobierno decidió reducir en 1,8 billones de pesos el presupuesto nacional para este año, aprobado inicialmente en 62,7 billones de pesos.

El ministro de Hacienda, Juan Manuel Santos, dijo que el objetivo es avanzar en el ajuste de las finanzas públicas.

El recorte, acordado ayer por el Consejo de Ministros, afectará tanto los gastos de funcionamiento como los de inversión.

El titular de la cartera de Hacienda no precisó, sin embargo, cuál será el sacrificio de cada uno de esos dos rubros. Esta tarea será abordada conjuntamente con los ministe- haga un esfuerzo fiscal, pero se buscará que el recorte no afecte la inversión en proyectos de alto impacto social, ni el crecimiento de la economía.

Tampoco se le echará tijera a la planta de funcionarios, a los cuales se les reajustará el salario en breve.

De otro lado, el aumento del presupuesto para las Fuerzas Armadas sigue en discusión, a la luz de los análisis de los militares, señaló el jefe de la cartera de Hacienda, pues con la ruptura del proceso de paz lo que se ha incrementado son las acciones terroristas, mas que los enfrentamientos de la fuerza pública con los grupos



JUAN MANUEL SANTOS, ministro de Hacienda.

estable a negativa la perspectiva del país, dijo que esto obedeció a factores exógenos al manejo macroeconómico.

FEBRERO

Subempleo sigue en aumento

El drama de los subempleados no da tregua: en el mes de febrero, un total de 6,6 millones de trabajadores en todo el país se encontraban en esta situación. Esto es, 459.000 más que en igual mes del año pasado.

El desempleo, por su parte, mostró un descenso de 0,9 punto en febrero, hasta situarse en 16,4 por ciento, lo que equivale a 3,2 millones de colombianos desocupados.

De acuerdo con la información del Dane, la tasa de subempleo tuvo un comportamiento contrario a la del desempleo, al pasar de 31,6 en febrero del año pasado a 34 por ciento en el segundo mes del 2002.

Mercado laboral nacional
Enero-febrero

Indicador	Cabecera	Resto
Desempleo	18,9	12,4
Tasa ocupación	51,0	53,0
Tasa participación	62,8	60,5
Subempleo	32,7	37,7

Fuente: Dane.

Los subempleados se defi-


Archivo / EL TIEMPO

El Ministerio de Agricultura expondrá este jueves un trabajo sobre la proyección del sector agropecuario hacia el año 2005 con miras a enriquecer el proyecto de Ley General Rural antes de ser presentado al Congreso. El proyecto será el marco legal para que el Estado promueva el progreso integral del sector agropecuario y se esperan los aportes de las diferentes organizaciones para fortalecerlo.

Creen en Colombia

La firma Corfinsura indicó que la reciente emisión de bonos de la International Finance Corporation, por 225 mil millones de pesos superó en 100 por ciento el monto de la emisión, lo que prueba el interés de los inversionistas en el mercado de capitales local. Según la empresa financiera, la demanda ascendió a 577 mil millones de pesos a una tasa 0,5 por ciento por debajo de los TES/2006 que sobrepasó los cálculos más optimistas.

Importaciones de fríjol

Debido a que en el primer semestre del año la producción e inventarios de fríjol no garantizan un adecuado abastecimiento en el país, el Ministerio de Agricultura autorizó la importación de 15.000 toneladas de fríjol. Se autorizará a las personas jurídicas y naturales que demuestren haber absorbido la producción local, entre marzo de 2001 y febrero de este año.

Ventas frescas

La firma LG Electronics se consolidó como la número uno en venta de aires acondicionados en el mundo al comercializar 900 mil unidades el año pasado, las cuales produjo en sus fábricas de Corea y China. En Colombia la empresa alcanzó una participación del 32 por ciento del mercado, especialmente por las ventas de sus líneas Gold y Plasma.

juntamente con los ministerios y sus resultados se conocerán en las próximas semanas.

Por lo pronto, Santos señaló que 1,26 billones de pesos del recorte corresponderán a partidas presupuestales que serán eliminadas, y que la ejecución de los otros 539.000 millones simplemente será aplazada. Dijo, además, que los recursos del Fondo Interministerial, cuyos gastos generaron una aguda polémica hace dos años, serán reducidos a la mitad.

En febrero, cuando se rompieron las conversaciones de paz con las Farc, el Ministro anunció una disminución de 2 billones de pesos en el presupuesto. Se trata, según el Ministro, de que todo el Estado al margen de la ley.

La poda presupuestal, junto con la aprobación del proyecto de reforma pensional, agregó, forman parte del ajuste para darle sostenibilidad a la deuda interna y externa del Gobierno central (85,3 billones de pesos), cuyo ritmo de crecimiento se redujo de un promedio de 27 por ciento en 1997-2000, a 8 por ciento en el 2001 y a 6 por ciento este año.

Las reformas realizadas y las que están en camino, manifestó, son las que inspiran confianza entre los inversionistas internacionales, "la cual no se ha desplomado".

Y aunque reconoció que la calificadora Moody's bajó de

A Moody's, agregó, le preocupan los efectos del rompimiento del proceso de paz sobre la economía, la debilidad del mercado internacional y de los países vecinos y la incertidumbre generada por la época electoral. Lo que sí crea desconfianza, según Santos, son las voces que hablan de que, dado el abultado endeudamiento público, es necesario entrar a refinanciar obligatoriamente las acreencias o declarar una moratoria en los pagos. "No están ni tibios quienes piensan de esa manera. Ni una cosa ni la otra", enfatizó el Ministro.

nen como los ocupados que descan trabajar más horas en su empleo principal o secundario y tienen una jornada inferior a 48 horas semanales; y los que desean cambiar de trabajo porque se consideran mejor capacitados o tienen necesidad de mayores ingresos.

Dicho de otra manera, ante la falta de puestos de trabajo, los colombianos se emplean donde les ofrezcan la primera oportunidad de enganche. Hoy, esta situación afecta a un poco más de la tercera parte de la **1-11**

EL TIEMPO

THE WALL STREET JOURNAL AMERICAS.®

1-10 MARTES 2 DE ABRIL DE 2002 http://interactivo.wsj.com Una publicación de DOWJONES EL TIEMPO Y GRUPOS DIARIOS DE AMÉRICA

What's News—®

El directorio de Hewlett-Packard *no nominará* a Walter Hewlett a la reelección como miembro del mismo. Hewlett lideró la oposición a la fusión de H-P y Compaq. *La decisión, que se* tomará el 26 de abril, pondría fin a la influencia directa de las familias de los fundadores de la empresa.

* * *

Iberdrola hizo una oferta de US$315 millones por activos extranjeros de Enron, como turbinas, generadores y una planta eléctrica inconclusa en España. La propuesta de la eléctrica española es la más *alta que se ha recibido*, después de meses de negociaciones.

* * *

***GE Power Systems** compró* el total de la empresa conjunta que tenía con AES en Chile, Servicios Integrales de Generación de Energía Eléctrica, SIGEN, que ofrece servicios a plantas de generación.

* * *

BellSouth y el Grupo Safra están en conversaciones con los acreedores de su firma brasileña de telefonía inalámbrica, BCP, para renegociar su deuda tras no haber cumplido la semana pasada con un pago de US$375 millones.

* * *

Swiss, la nueva aerolínea suiza que reemplazó a Swissair y Crossair, inició operaciones. La empresa cuenta con 5.500 empleados, 2.000 menos que Swissair, y espera ser rentable en 2003.

* * *

Interbrew, cervecera belga, planea comprar hasta el 25% de la cervecera china

Mitsubishi está considerando subcontratar las ventas de sus camiones en EE.UU. a Freightliner, una filial de DaimlerChrysler, para aumentar *sus ventas en ese país. Las* noticias impulsaron las acciones de la japonesa un 6% en la Bolsa de Tokio.

* * *

El sindicato de pilotos de American Airlines dijo que no había evidencia suficiente para inmovilizar los Airbus A300 *como el que se* estrelló en Nueva York en noviembre pasado. El gobierno de EE.UU. ha ordenado nuevas inspecciones al modelo.

* * *

La economía de Japón estaría tocando fondo en su recesión más profunda en las *últimas décadas, según una en*cuesta realizada por el banco central de ese país a las principales empresas. Las compañías esperan que la recuperación sea *modesta*.

* * *

Microsoft podría subir el precio de MSN, su servicio de *acceso a Internet, cuando lance* su nueva versión en el tercer trimestre. MSN está librando una fuerte competencia en precios con su rival AOL.

* * *

Brasil registró un superávit comercial de US$594 millones en marzo, con lo que acumula un *balance positivo* en los tres primeros meses del año de US$1.028 millones. El Gobierno espera cerrar el año con un superávit superior a los US$5.000 millones.

* * *

Bristol-Myers Squibb pronosticó que sus ventas sufrirán este año debido a que los distribuidores compraron de-

¿Qué es un terrorista?

El conflicto entre Israel y Palestina podría cambiar la guerra de Bush.

DAVID S. CLOUD, CARLA ANNE ROBBINS, Y HUGH POPE,
Redactores de The Wall Street Journal

Seis meses después de que el presidente de Estados Unidos, George W. Bush, declarase la guerra al terrorismo, el creciente conflicto en Israel está poniendo de manifiesto uno de sus *problemas más peliagudos:* determinar quién es, y quién no, un terrorista.

La aparentemente inacabable serie de atentados suicidas por parte de palestinos sobre objetivos civiles, incluyendo un nuevo ataque con coche bomba ayer en Jersusalén, ha hecho que el primer ministro israelí, Ariel Sharon haya igualado el movimiento palestino con el terrorismo, y que haya instado a EE.UU. a que rompa relaciones con los líderes palestinos por ese mismo motivo.



George W. Bush

Al mismo tiempo, los líderes árabes, cuyo apoyo es clave para EE.UU. en su amplia guerra contra el terrorismo, insisten, con igual vehemencia, en que los palestinos se están involucrando en una guerra para liberar su territorio y que Washington debería impedir que Israel lance una guerra total. Su definición de terrorismo no incluye un alzamiento palestino.

El desasosiego de Bush se hizo evidente ayer. *En declaraciones en la Casa Blanca*, condenó los atentados suicidas como "simple terrorismo", pero se negó a etiquetar al presidente palestino, Yaser Arafat, como terrorista porque "ha accedido a participar en el proceso de paz".

Todo parece indicar que Bush está evolucionando hacia una postura más neutral: la de mediador. En ese sentido, Bush solicitó a *Arafat que condenase* los atentados suicidas pero también instó a Sharon a "mantener abierto el camino hacia la paz"

de los ministros de Relaciones Exteriores islámicos ayer en Kuala Lumpur, el primer ministro de Malaisia, Mahathir Mohamad, pidió al grupo que condenase como actos terroristas todos aquellos que ataquen a los civiles, incluyendo tanto a las tropas de Israel como a los suicidas palestinos. Resulta poco probable que el colectivo acepte esa definición. Al final del primer día de la conferencia, el grupo aprobó de manera unánime una resolución acusando a Israel de "arrastrar a la región a una guerra sin cuartel".

La confrontación entre Israel y Palestina ha complicado la campaña de Bush contra el terrorismo en *múltiples frentes. Ha distraído* la atención de los esfuerzos para desarticular a los terroristas que quedan en Afganistán y en la vecina Pakistán y ha complicado las esperanzas del gobierno de EE.UU. de que la comunidad internacional se concentre en hacer frente a Irak.



Ariel Sharon

Al mismo tiempo, al *quedar clara la brutal* eficacia de los atentados suicidas como una forma de alterar el statu quo, los "mártires" palestinos podrían *simplemente in*crementar las posibilidades de que otros potenciales atacantes copien sus tácticas.

Existe el riesgo de que el apoyo de EE.UU. a Israel sirva de inspiración a otros radicales palestinos o sus simpatizantes en el mundo is*lámico para volver a centrarse en objetivos* estadounidenses con el fin de cometer atentados terroristas.

"Si estos grupos sienten que las acciones de EE.UU. están amenazando su existencia, podrían empezar a atacar objetivos estadounidenses directamente", afirmó George Tenet, director de la Agencia Central de Inteligencia (CIA), en una comparecencia ante el *Senado* el *mes pasado*.

El problema más sutil para Estados Unidos es que aquellos aliados con los que ha contado desde el 11 de septiembre pueden considerar que no creían haberse enrolado en una guerra que incluye a los palestinos en la categoría terrorista.

cuyo apoyo logístico será clave en cualquier ataque contra Irak. Un grupo de 500 izquierdistas protagonizó ayer una atípica manifestación antiestadounidense em Estambul, gritando "Sharon asesino, EE.UU asesino" y "*maldito Estados Unidos*". *Similares mani*festaciones se repitieron en las capitales de Jordán y Egipto, así como en Libia, Sudán y Líbano.

Con todo, y según muchas de las definiciones en boga de terrorismo, los actos palestinos se definirían como tales. Al atentar conscientemente contra objetivos civiles y evitar la confrontación militar, los suicidas palestinos están intentando *cambiar las políticas is*raelíes al sembrar el terror.

El ministro de Relaciones Exteriores israelí, Shimon Peres, advirtió ayer que ataques *suicidas como los perpetrados por militantes* palestinos amenazan ahora con transformarse en una mal mundial.



Yaser Arafat

Pero desde el punto de vista de los palestinos y del mundo islámico, hay una diferencia entre el 11 de septiembre, en los que los activistas mataron a extranjeros lejos de su tierra, y este alzamiento palestino, en el que participan personas que luchan para recuperar lo que considera su propia tierra. Si este levantamiento, como dicen sus partidarios, es una guerra para "liberar" las tierras ocupadas por Israel en la guerra de 1967, aquellos que perpetran estos ataques pueden calificarse como soldados en lugar de terroristas.

De cualquier forma, este argumento por sí solo sirve para enturbiar el plan de Bush para conseguir un consenso mundial en su lucha contra el terrorismo. Por ahora, la principal duda de Bush es cuánto más se involucrará su país en el conflicto palestino-israelí. Al tomar esa decisión, Bush tendrá que poner en la balanza su desagrado personal contra Arafat y las advertencias de sus asesores políticos de que no ponga en juego demasiado de su prestigio personal sabiendo que hasta los aliados más cercanos a EE.UU. no apo-

Zhu Jiang. Interbrew viene trabajando en conjunto con la firma china desde los años 80 y espera cooperar en los planes de Zhu Jiang de salir a bolsa en 2003.

* * *

La actividad industrial en EE.UU. avanzó por segundo mes consecutivo en marzo. El índice manufacturero del Institute for Supply Management aumentó un 1,6%, respecto a febrero.

* * *

J.P. Morgan Chase pagará US$125 millones a la japonesa Sumitomo para arreglar una demanda judicial relacionada con un escándalo de negociación de cobre que le llevó a perder US$2.600 millones a la firma asiática a fines de los años 90.

* * *

Coca-Cola Co. estudia lanzar una nueva variedad de su refresco Coca-Cola, con sabor a vainilla, en los próximos dos meses para buscar revertir la caída en sus ventas de gaseosas.

tos el año pasado. Por otra parte, la empresa acordó pagar US$32 millones para resolver una demanda por la versión genérica de un fármaco contra la ansiedad.

* * *

El Producto Interno Bruto de Perú crecería un 4,5% en febrero en comparación con el mismo mes del año pasado, según fuentes privadas. Las estimaciones del Gobierno para ese mismo mes son de 4,3%.

CORRECCIÓN Y AMPLIACIÓN:

En nuestra edición del lunes, en el artículo sobre las exportaciones cárnicas brasileñas, debió decirse que las exportaciones de carne de Brasil se triplicaron en los tres pasados años a 750.000 toneladas métricas. Igualmente, en la gráfica que acompaña el artículo, las cantidades debieron expresarse en miles de toneladas métricas.

MÁS INFORMACIÓN EN WWW.WSJ.COM/AMERICAS
ENVÍE SUS COMENTARIOS A: AMERICAS@WSJ.COM

Bush no es el único con problemas a la hora de definir el terrorismo. En una reunión

Los peligros de tomar partido en este conflicto son incluso más patentes en Turquía,

conflicto entre israelíes y palestinos sigue aumentando.

FMI llega a Argentina con el cuchillo en la boca

PAMELA DRUCKERMAN
Redactora de The Wall Street Journal

BUENOS AIRES

Una misión del Fondo Monetario Internacional (FMI) regresó ayer a Argentina, al tiempo que el gobierno de ese país buscaba equilibrar la necesidad de austeridad fiscal con las demandas sociales de sus ciudadanos, cada vez más empobrecidos.

Los funcionarios argentinos están ansiosos por obtener nuevos créditos del FMI, para lo que presentaron una serie de medidas económicas, incluyendo profundos recortes al gasto fiscal.

El presidente Eduardo Duhalde espera que una inyección de ayuda del organismo internacional actúe como catalizador para resucitar a la deprimida economía argentina y evite que el peso caiga aún más frente al dólar.

Se espera que el FMI pase algunas semanas examinando las finanzas del país. Mientras tanto, Duhalde, cuyo mandato fue puesto en duda la semana pasada ante el breve desplome del valor del peso, también enfrenta la presión de entregar alivio inmediato a las crecientes filas de desempleados del país y a las legiones de argentinos de clase media cuyos ahorros fueron congelados parcialmente en diciembre.

Pedirá recortes drásticos en los gastos, sobre todo en las provincias.

Ayer, Duhalde se reunió con sus principales asesores económicos para analizar un plan para enviar cheques mensuales a los desempleados que son jefes de hogares con niños y para convencer a las empresas de que contraten trabajadores cuyos sueldos serán subsidiados por el gobierno durante los tres primeros meses de empleo.

El gobierno estaba estudiando un plan para financiar este programa de asistencia social a través del aumento de hasta un 20% sobre las exportaciones de ciertos productos agrícolas, informaron ayer diarios locales.

El sector exportador ha sido uno de los pocos que se ha beneficiado con la caída del peso.

Aunque la moneda se recuperó de su desplome y logró cerrar el miércoles pasado, el último día hábil antes del fin de semana de Pascua, a 2,85, el peso ha perdido casi un 70% de su valor desde que en enero se suspendiera la paridad con el dólar.

Sin embargo, a cambio de su nueva ayuda es probable que el FMI pida al gobierno de Argentina que reduzca drásticamente su gasto, incluyendo recortes a escala provincial que podrían costar miles de empleos.

El Fondo también se ha mostrado especialmente preocupado por la existencia de otras monedas emitidas por los gobiernos provinciales que circulan junto al peso.

Thomas Dawson, director del departamento de relaciones externas del FMI, dijo la semana pasada que la misión regresaría a Washington antes de las reuniones del FMI que comenzarán el 20 de abril.

Sólo entonces el organismo abriría negociaciones acerca de una carta de intención, lo que allanaría el camino para una nueva ayuda financiera.

El FMI, que todavía es uno de los mayores acreedores de Argentina, suspendió todos los créditos a esa nación en diciembre después de que el gobierno no lograra cumplir con sus metas financieras.

Xerox pagará multa de US$10 millones para evitar cargos de fraude contable

JAMES BANDLER Y MARK MAREMONT
Redactores de The Wall Street Journal

Xerox Corp. acordó pagar US$10 millones en una multa civil, la mayor impuesta por la Comisión de Bolsa y Valores de Estados Unidos (SEC) en relación con violaciones en la divulgación de resultados financieros, para resolver cargos pendientes de prácticas contables fraudulentas.

La empresa también anunció que revisaría sus resultados de un período de cuatro años para solucionar el caso. Analistas dijeron que el acuerdo representa una enorme bochorno para Xerox, que insistió durante los casi dos años que duró la investigación de la SEC que las prácticas contables involucradas en la corrección de resultados eran apropiadas.

Xerox dijo que inició negociaciones para solucionar el caso el mes pasado, después de enterarse de que funcionarios de la SEC planeaban recomendar cargos en su contra.

Según el acuerdo propuesto, Xerox dijo que la SEC presentará una queja en la corte federal de distrito acusando a la empresa de varias violaciones a la ley de valores, incluyendo fraude. Xerox dijo que no aceptará ni negará las acusaciones, pero firmará una orden de compromiso de que no cometerá tales violaciones en el futuro y pagará una multa civil de US$10 millones.

Xerox manifestó que llegó a este acuerdo con el equipo de una división de la SEC y que aún estaba sujeto a la aprobación de toda la comisión.

En un comunicado, la presidenta ejecutiva de Xerox, Anne M. Mulcahy, dijo que "es mejor [para la empresa] superar estos temas con la SEC". Una portavoz de la SEC no quiso hacer comentarios.

El anuncio también es una reivindicación parcial para el ex tesorero adjunto de Xerox, James Bingham, quien fue despedido en 2000 tras cuestionar reiteradas veces las prácticas contables de la compañía, incluyendo las que están involucradas en la corrección de resultados. La demanda civil impuesta por Bingham, que acusa a Xerox de despido injusto, aún está pendiente.

Xerox dijo que la mayor parte de la corrección de resultados corresponderá al ajuste de la forma en que ingresó más de US$2.000 millones en equipos de oficina que alquiló a clientes entre 1997 y 2000. La empresa, que ayer pospuso la presentación de su informe anual de 2001 para recalcular esos resultados y otras cifras anteriores, dijo que todavía no estimará el impacto de esos años sobre sus resultados netos.

Cuando Xerox alquilaba una fotocopiadora a un cliente, comúnmente incluía el costo en una tarifa mensual para equipos, financiamiento, servicio y artículos de oficina. Al cambiar la forma en que determina el valor asignado a los equipos alquilados, alegaba Bingham en su demanda, Xerox era capaz de registrar más ingresos por adelantado, en lugar de hacerlo a lo largo del tiempo.

En caída

Cierre semanal del precio de la acción, en US$


30
25
20
15
10
5
0
2000
2001
2002

Fuentes: la empresa; Thomson Financial/Datastream

Wall Street pareció no inmutarse con las noticias del acuerdo, que en caso de ser aprobado pondría fin a un problema que ha pesado sobre los hombros de Xerox desde junio de 2000, cuando la SEC lanzó su investigación. Las acciones de Xerox subieron US$0,33, para cerrar a US$11,08 en la Bolsa de Nueva York.

Marketing engañoso atrae estudiantes a EE.UU.

DANIEL GOLDEN
Redactor de The Wall Street Journal

LOS ALTOS HILLS (CALIFORNIA)

Hay que manejar 10 minutos para llegar a la Universidad de Stanford desde Foothill College. En los folletos de marketing de Foothill, el viaje académico hacia la selecta universidad parece igual de fácil.

Foothill, un instituto de formación profesional, ha atraído a 1.462 estudiantes de fuera de Estados Unidos mediante de un agresivo marketing. Un folleto que distribuye en el extranjero promete a los candidatos la "opción de las universidades más exclusivas en Estados Unidos" después de su graduación, mencionando a Stanford y Harvard como "destinos muy comunes" entre sus egresados.

La página Web de Foothill dice que sus estudiantes internacionales son transferidos "cada año" a Harvard. George Beers, decano de educación internacional, dijo en una entrevista que Foothill colocó a dos graduados en Harvard y a uno en Yale el año pasado, y que Stanford acepta más traslados de Foothill que de cualquier otra institución.

Pero Harvard ha rechazado las 15 solicitudes de traslado de Foothill en los últimos cinco años. Nadie de Foothill ha sido aceptado en Yale desde 1998. Y Stanford matricula un promedio de tres graduados de Foothill al año, entre estudiantes locales e internacionales, menos de los que inscribe de otras ocho escuelas.

Los estudiantes internacionales gastan en total US$11.000 millones en matrículas y gastos de habitación y alimentación en EE.UU. al año. Con la reducción de las donaciones privadas y el apoyo gubernamental a raíz del bajón económico, más colegios están atrayendo a los extranjeros, quienes generalmente pagan la matrícula completa y no reciben ningún tipo de ayuda financiera.

Desde 1996, el número de extranjeros en las escuelas de formación profesional de EE.UU. aumentó a 91.727 de 64.920 y ahora representa un 36% de todos los estudiantes extranjeros de nivel universitario en ese país.

Pero algunas de estos institutos basan su reclutamiento en la falsificación de los resultados de los traslados a universidades más prestigiosas, desechando los requisitos del nivel de inglés, o pagando a los reclutadores una comisión, práctica prohibida en el código de ética, ya que estos pagos podrían dar origen a que los estudiantes se matriculen en universidades para las cuales no dan la talla.

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

3.374,22 pesos, precio de referencia del galón de gasolina corriente desde hoy.

DÓLAR		CAFÉ COLOMBIANO		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS	
Tasa representativa del mercado	$ 2.261,23	Dólares por libra OIC		Dólares por barril		IGBC (Índice General)		Efectivo anual		HOY		Pesos por
Casa de cambio (c)	$ 2.140	Hoy	0,70	Hoy	25,87	Hoy	1.102, 27	DTF	10,41%	$ 123.7161	Euro	$ 1.973,44
Casa de cambio (v)	$ 2.170	Ayer	0,70	Ayer	25,87	Ayer	1.102, 27	DTF Trimestre anticipado	9.78%	MAÑANA	Bolívar	$ 2,44
								TBS Electivo anual Bancos a 90 días	11,08%	$ 123,7661	Peso mexicano	$ 255,52

Inversión solidaria

El Departamento Administrativo Nacional de la Economía Solidaria (Dansocial) dispone de 1.600 millones de pesos en el 2002 para impulsar al sector solidario, especialmente en proyectos agrícolas, agroindustriales y pecuarios. Lo hará a través de la promoción, capacitación, asesoría y asistencia técnica. El objetivo es llegar a la población de desplazados, madres cabeza de familia, jóvenes, población indígena y afrocolombiana.

La época dorada

Ventas de Carrefour
Millones de pesos


1998 28.449
1999 153.108
2000 249.716
2001 483.797

Fuente: Valbavaria.

La operación en Colombia de Carrefour, la cadena de supermercados francesa, va viento en popa, según su más reciente balance. El año pasado, las ventas se duplicaron frente a las del 2000 y pasaron de 249.716 millones de pesos a 483.797 millones. El incremento se debió a la apertura de nuevas tiendas y *el aumento de las operaciones de la firma*, que próximamente abrirá un nuevo almacén en Medellín, para completar 6 hipermercados.

Artesanos cafeteros

Ayer concluyó en Bogotá la III Feria Artesanal del Eje Cafetero, en la cual participaron 180 artesanos de esa zona del país. Un 60 por ciento de los expositores llegó por primera vez al evento, con artesanías que *cumplieron los requisitos* de diseño y calidad exigidos por el Laboratorio de Diseño del Eje Cafetero, que busca mejorar la calidad de los productos.

Camarón que se duerme...

La crisis mundial de atún impactó fuertemente los ingresos de empresas colombianas como Vikingos S.A, perteneciente a Valores Bavaria. Mientras que en el 2000 los ingresos por venta de atún de *exportación* habían sido de 31.192 millones de pesos, el año pasado éstos fueron de 17.839 millones.

DÉFICIT / SUBEN GASTOS POR MILITARES Y PENSIONADOS

'Hueco' de $ 6 billones

A pesar del crecimiento de los gastos en algunos sectores, el gobierno colombiano logró cumplir con la meta de déficit en las finanzas públicas del 3,3 por ciento en el 2001, acordada con el Fondo Monetario Internacional (FMI).

Un balance presentado por el Consejo Nacional de Política Económica y Fiscal (Confis) señala que el descuadre entre los gastos e ingresos del sector público fue el año pasado de 6,0 billones de pesos.

El desajuste se debe, en buena medida, a *los mayores gastos* para el salvamento de la banca pública, las pensiones y los militares, entre otros.

Pese al cumplimiento de los compromisos con el FMI, la agencia evaluadora de riesgo Moody's rebajó el pasado miércoles la calificación de la deuda del país.

La firma señala, entre otras causas, "las presiones para controlar el déficit fiscal".

Por ello, insistió en la necesidad de hacer un mayor ajuste en las finanzas públicas y sacar adelante la reforma pensional.

Suben los gastos

El Gobierno insiste en que viene realizando un ajuste para poner en cintura las finanzas públicas.

Sin embargo, los gastos del

El desajuste en las finanzas públicas se debe, en buena parte, a los mayores gastos para el salvamento de la banca pública, las pensiones y los militarles. Para estos últimos se destinaron 2,7 billones, una cifra muy similar a la que se giró para inversión.

Balance del sector público consolidado
Como % del PIB

Balances por período	2000	2001	2000	2001
Sector Público No Financiero	-6.567	-7.142	-3,9	-3,8
Gobierno Nacional Central	-10.082	-10.774	-5,9	-5,8
Sector Descentralizado	3.515	3.632	2,1	1,9
Balance cuasifiscal del Banco de la República	877	1.393	0,5	0,7
Balance de Fogafín	30	327	0,0	0,2
Costo de la Restructuración Financiera	-666	-1.268	-0,4	-0,7
Ley de Vivienda	-258	-377	-0,2	-0,2
Liquidación Caja Agraria	-250	-179	-0,1	-0,1
Capitalización Banca Pública	-158	-712	-0,1	-0,4
Discrepancia Estadística	544	593	0,3	0,3
SECTOR PUBLICO CONSOLIDADO	-5.782	-6.097	-3,4	-3,3



Magisterio y a las pensiones públicas.

Los jubilados del Fopep-Cajanal pasaron, a su vez, de 1.000 a 1.400 en un año.

Los servicios personales registraron a su vez un crecimiento del 13 por ciento.

A los militares se les destinaron 2,7 billones de pesos el año pasado, una cifra muy similar a la que se giró para inversión.

De hecho, donde sí se vio el ajuste fiscal fue precisamente en los gastos de inversión, que han sido los más sacrificados en los últimos años, con un aumento de solo el 8,4 por ciento.

Dichos recursos fueron para ascensos en el escalafón, aumento en el pie de fuerza de 10.000 soldados profesionales y la compra de helicópteros

Otro de los rubros que reportó un alto crecimiento (90 por ciento) fue el salvamento de la banca pública.

Este último totalizó 1,2 billones de pesos. Los recursos, en su mayoría, se destinaron a la capitalización de entidades financieras y la liquidación de la Caja Agraria.

Los mayores gastos fueron compensados, en parte, por un crecimiento de los ingresos del 17 por ciento (27 billones de pesos).

La mayoría fueron recaudos de impuestos, concesión

Adicionalmente, Vikingos fue afectada por la disminución de las capturas y bajos precios internacionales del camarón.

Acuerdo portuario

La Sociedad Portuaria de Santa Marta estableció un acuerdo con la Cámara de Comercio de Manizales para capacitar a los empresarios en temas relacionados con la reducción de costos en la cadena logística. El convenio tiene como objetivo abrir puertas al terminal samario en esta zona del país y mejorar la competitividad exportadora del departamento de Caldas.

Gobierno Central crecieron el año pasado 17 por ciento y totalizaron 37 billones de pesos, que en su mayoría se destinaron a funcionamiento (27 billones) y al pago de la deuda interna y externa (7 billones de pesos).

Las transferencias aumentaron 20 por ciento por los mayores traslados a los municipios y departamentos, al



Fuente: Confis. Gráfico: Diseño Editorial /EL TIEMPO.

de la telefonía celular y los excedentes de las empresas públicas, entre ellas Ecopetrol, Telecom y el Seguro Social.

El Fondo Nacional del Café, por su parte, registró un déficit por 77.000 millones de pesos. El faltante, sin embargo, fue muy inferior al del 2000, debido al fuerte apretón en los gastos.

ISA

Código de buen gobierno

En cumplimiento de lo establecido en la Resolución 0275 del 23 de mayo de 2001 de la Superintendencia de Valores, INTERCONEXIÓN ELÉCTRICA S.A. E.S.P., reformó sus estatutos en Asamblea General Extraordinaria de Accionistas celebrada el 11 de junio de 2001, con el objetivo de otorgar al Gerente General y a la Junta Directiva, la función de compilar y aprobar el Código de Buen Gobierno.

El Código de Buen Gobierno de ISA fue aprobado por la Junta Directiva el 15 de noviembre de 2001. Dicho Código incorpora las normas, políticas y principios éticos que orientan las actuaciones de la sociedad, para asegurar la adecuada administración de sus asuntos, el respeto de quienes inviertan en ella y el conocimiento público de su gestión.

La estructura del Código de Buen Gobierno corresponde a once títulos, los cuales se relacionan así:

- **TÍTULO PRELIMINAR.** Define el objetivo y el ámbito de aplicación.
- I. Identifica la Sociedad, según su naturaleza jurídica y objeto social y el grupo empresarial.
- II. Contempla el Marco de Actuación de la Sociedad, según su misión, visión, valores, principios, compromisos con grupos de interés y los servicios de transmisión de energía, operación y administración del mercado de energía, telecomunicación y servicios conexos que presta.
- III. Trata el tema de la Sociedad y su gobierno, describiéndose la forma de elección y nombramiento, funcionamiento y remuneración de sus órganos de dirección y administración.
- IV. De la conducta de la administración, se hace referencia a los controles de la organización y a las auditorías especializadas.
- V. Expresa los criterios aplicables a la negociación de acciones y valores por parte de sus órganos de dirección y administración.
- VI. Regula los derechos, obligaciones y reclamaciones de cumplimiento del Código de Buen Gobierno por parte de los accionistas e inversionistas.
- VII. Contiene todo lo referente a los proveedores: Régimen aplicable, estatuto de contratación y los vínculos jurídicos entre proveedores, compradores y los accionistas mayoritarios, órganos directivos y de administración.
- VIII. Define los riesgos a los que se encuentra sometida la actividad de ISA, así como la gestión integral para su manejo.
- IX. Define los conflictos de interés y los procedimientos de solución.
- X. Señala los estándares mínimos de información a suministrar al público en general, los criterios para el suministro de la información y los medios de publicación.
- XI. Contempla la forma de divulgación y consulta del Código de Buen Gobierno.

* *La gestión de ISA no terminó con la adopción de su Código de Buen Gobierno, por lo tanto, las medidas y mecanismos contenidos en el Código por contribuir a la transparencia en la operación de la Empresa y por generar confianza en el mercado, fueron elevados a norma estatutaria en la Asamblea General Ordinaria de Accionistas del 18 de marzo de 2002.*

* *Consciente de los cambios que puede presentar su entorno empresarial, ISA irá adaptando El Código de Buen Gobierno, a las nuevas prácticas de gobierno corporativo que se desarrollen en beneficio de los accionistas e inversionistas.*

* *De esta forma, ISA reitera su vocación de generar valor para sus accionistas y para la sociedad en general a través del cumplimiento de los compromisos adquiridos tanto en la Declaración de la Nación como en su Código de Buen Gobierno; su respeto a los accionistas minoritarios y a las prácticas de buen gobierno corporativo como factor fundamental para el desarrollo del mercado de capitales en Colombia.*

* *El Código de Buen Gobierno se encuentra a disposición del público en la Secretaría General de ISA, ubicada en la calle 12 Sur No. 18-168, cuarto piso, de la ciudad de Medellín y podrá ser consultado en la página web de ISA: www.isa.com.co*

Abril 1 de 2002

LUISA FERNANDA LAFAURIE R.
Ministra de Minas y Energía

JAVIER G. GUTIÉRREZ P.
Gerente General

COMPUT@DORES

[MENÚ - PROGRAMACIÓN DE EVENTOS]

Abits Software

Crystal Reports básico (8). Crystal Analysis (22).
Informes: 600-7171, 212-9278.

Academia Central de Sistemas

Técnico en computación y sistemas; Digitación, operación, programación y mantenimiento de computadores (2).
Informes: 217-2538, 235-0146.

Academia de Programación

Programación de bases de datos con Visual Basic 6.0; Visual FoxPro 6.0; Windows XP; Office XP (3).
Informes: 238-5298.

Centro Desarrollo Empresarial

Mantenimiento preventivo y correctivo de Computadores -Básico- (8).
Informes: 862-5523, 863-6544 (Chía).

CHM

Análisis financiero en Excel (6).
Informes: 202-0118

Ciberclub

Monitor de capacitación digital; MATP de Macromedia; Flash; Fireworks (2). Director Básico (6).
Informes: 317-2484, 317-1305.

Compuelite

Capacitación personalizada en Office e Internet; Seminario de gerencia y Gestión financiera personal orientada a la informática.
Informes: 617-1987, 617-1988

CTI Tecnología

Interconexión de redes Cisco; Capacitación Integral con Oracle (8).
Informes: 570-5422

Digiware de Colombia

End User Consultores

Implantación y administración de bases de datos Oracle (8). Desarrollo de aplicaciones con Oracle y Powerbuilder (15).
Informes: 433-3295, (033) 356-8022.

Fenalco

Herramientas de Macromedia (1). Visual Fox Pro básico y avanzado (4). Visual Basic 6.0 (4). Redes y software de computación (11). Linux usuario final (18).
Informes: 350-0699.

Instituto Syspro

Mantenimiento de computadores e impresoras; Instalación y configuración de Linux Red Hat y Mandrake; Instalación y administración de redes.
Informes: 662-7113 (Villavicencio).

Kinnor

Mantenimiento, ensamble y configuración de computadores con Linux (8). Instalación, configuración y administración de redes Linux (22).
Informes: 630-5820, 311-4457.

NFC Electrónica

Mantenimiento de computadores (6). Redes de cableado estructurado y fibra óptica (18).
Informes: 623-0365, 218-9466.

Ocsap

Mantenimiento de computadores para usuario de hogar.
Informes: 776-6380, 340-4465.

PC Micros

Microsoft Visual Basic 6.0 (8). Microsoft Exchange 2000 Server; Microsoft ISA Server 2000 (15).
Informes: 269-8731, 340-9320.

Prologics

Diplomado en telecomunicaciones; Redes Windows NT

Linux monousuario; Windows y Office 97 Profesional (8).
Informes: 286-9187, (033) 353-6291

Sybase de Colombia

Fast Track to ASE 12.5 (1). Systems and Data Base administration (8). Performance and Tuning (15).
Informes: 218-8266, 218-8530.

Tareas

Windows, Word, Excel, PowerPoint, Internet.
Informes: 533-7000, 533-8940

Universidad Innca de Colombia

Diplomado de herramientas para diseño y administración de sitios web.
Informes: 318-6110, 444-2000, 341-0857.

Visualba EU

Curso de Visual Basic para Linux (11).
Informes: 412-3531, visualba@hotmail.com

MENÚ - PROGRAMACIÓN DE EVENTOS ES UN SERVICIO INFORMATIVO DE LA SECCIÓN COMPUTADORES PARA SUS LECTORES. LAS RESPONSABILIDAD SOBRE LA LEGALIDAD DE LAS OPERACIONES Y HERRAMIENTAS QUE SE UTILICEN EN LOS CURSOS DESCRITOS CORRESPONDE EXCLUSIVAMENTE A LAS ENTIDADES QUE LOS OFRECEN.

PRÓXIMA PUBLICACIÓN: LUNES 6 DE MAYO.

RECEPCIÓN DE CURSOS: ÚNICAMENTE VÍA FAX (410-5088), A MÁS TARDAR EL JUEVES 2 DE MAYO.

NOTA: EL NÚMERO ENTRE PARÉNTESIS CORRESPONDE AL DÍA DEL MES EN QUE COMIENZA EL CURSO.

[EN POCAS PALABRAS]

Espía fuera de control


WinWhatWhere

Richard Eaton, un diseñador estadounidense de software creó una herramienta de espionaje tan efectiva que se ha convertido en una aplicación muy peligrosa.

WinWhatWhere puede instalarse en el disco duro de cualquier computador sin que el usuario advierta su presencia. Desde allí, graba todas las acciones realizadas por el usuario del equipo anfitrión.

Después, una copia de cada mensaje de correo enviado o recibido desde el PC, de cada documento abierto y de cada página virtual visitada, entre otros archivos, se remite a un observador remoto mediante una aplicación de transferencia de datos en Internet.

El software también es capaz de recordar secuencias completas de digitación de teclado, lo que le permite memorizar contraseñas y mensajes secretos, aún cuando estos no puedan verse en el monitor. De otro lado, WinWhatWhere puede configurarse para operar como alarma cuando el usuario escriba palabras determinadas.

Debido a su nivel de efectividad, más de 200.000 copias del programa han sido vendidas en Estados Unidos desde que se anunció su salida al mercado, hace poco más de un año.

Curso de seguridad informática 'De la teoría a la práctica' (15).
Informes: 623-2474

Easyware

Curso de instalación y configuración de Apache, PHP y MySQL en servidores Linux; Instalación y Configuración de servidores de correo y servidor *proxy* en Linux (8).
Informes: 546-0865

Empresas Online

E-Company: Construya con éxito su presencia empresarial en Internet.
Informes: 340-4465, 776-6380.

4.0/2000; Lenguajes de programación (4).
Informes: 610-4838.

Sistemas Bulevar

Windows, Word, Excel, Power-Point, Curso de informática; Internet; Cursos especiales para grupos y niños (15).
Informes: 624-5434, 624-5412.

Sistemas de Realidad Virtual

Programación de microcontroladores PIC y electrónica digital;



para ganar.
2 AÑOS DE GARANTÍA
Con el respaldo de Microtel International

FILE NO. 823437 02 JUL 22

elarue@eltiempo.com.co EL TIEMPO

ECONÓMICAS

CIFRA DEL DÍA

158 millones de dólares sumaron las exportaciones de cuero y sus manufacturas en el 2001.

DÓLAR		CAFÉ COLOMBIANO		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS	
Tasa representativa del mercado	$ 2.256,66	Dólares por libra OIC		Dólares por barril		IGBC (Índice General)		Efectivo anual		HOY $ 124,5351		Pesos por
Casa de cambio (c)	$ 2.130,00	Hoy	0,69	Hoy	26,18	Hoy	1.142,74	DTF	10,27%	MAÑANA $ 124,5645	Euro	$ 2.013,28
Casa de cambio (v)	$ 2.170,00	Ayer	0,68	Ayer	25,94	Ayer	1.139,76	DTF Trimestre anticipado	9,66%		Bolívar	$ 2,60
								TBS Efectivo anual Bancos a 90 días	9,67%		Peso mexicano	$ 245,24

Del Banganadero a sus empleados

"Tengan la plena seguridad que ustedes están laborando en una entidad que se rige por los principios de transparencia y que tiene un estricto respeto por la ley", les dijo el presidente del BBVA Banco Ganadero, Luis Juango Fitero, a sus empleados en un mensaje, en el que señala que no son ciertas las versiones sobre operaciones ilícitas mediante las cuales la matriz española adquirió la casa bancaria colombiana.

Paz del Río vende sus acciones



Archivo / EL TIEMPO

Acerías Paz del Río decidió "salir" de su participación en Cementos Paz del Río. La Superintendencia de Valores la autorizó para vender las últimas acciones (1'083.810) que tenía en la cementera, pero "única y exclusivamente para el pago del pasivo pensional". Gilberto Gómez Arango, promotor de la Ley 550 en la que está Paz del Río, dijo a EL TIEMPO que "la liquidez es estrecha, porque no se ha ejecutado por completo la reconversión, y tenemos que recurrir a la venta de esos activos no operativos".

Acuerdo energético

Colombia y Ecuador firmarán hoy un acuerdo para la interconexión eléctrica, al cual se sumará Perú en los próximo días, el cual, según los ministros del ramo de los tres países, permitirá el funcionamiento de un mercado unificado que derivará en beneficios económicos, sociales y ambientales a la región, por

MEDIOS / LA HISTORIA DETRÁS DE LA ALIANZA CON PRISA DE ESPAÑA

La estrategia de Caracol

Mientras hace tres años la cadena radial era valorada en US$ 140 millones, hoy lo es en US$ 45 millones. Por esa vía, Prisa pasó de tener el 19% a contar con más del 65%.

CLARA INÉS RUEDA G.
Editora Económica

Detrás del anuncio que hizo Valores Bavaria el viernes 12 de abril, en el sentido de que Caracol Radio y el Grupo Prisa de España conformarán una *holding* o grupo de empresas para conquistar América Latina, hay una historia compleja para la cadena insignia de la radio colombiana.

La operación, que colocó hace unos días a Prisa (propietario del prestigioso diario *El País y de radios y canales de televisión en España*), en una posición dominante, se empezó a gestar hace tres años y hoy ha llevado a muchos a pensar que al lado de la declaración oficial del viernes había algo que, si bien no se estaba ocultando, tampoco se estaba contando.

EL TIEMPO consultó cinco personas cercanas a la empre-


Ingresos
(Millones de pesos)
79.202
65.875
66.897
68.669
1998
1999
2000
2001

Fuente: Valores Bavaria
Gráfico: Diseño Editorial / EL TIEMPO

jo estricta reserva de su nombre-, y cada una permitió reconstruir esa historia.

En septiembre de 1999, los dos conglomerados (Valores Bavaria y Prisa) convinieron la conformación de la holding.

Con base en este acuerdo, Valores Bavaria le vendió el 19 por ciento de Caracol a Prisa. Además, le transfirió a la *holding* sus emisoras en otros países, como Chile, Estados Unidos y Francia, por un valor de 7 millones de dólares.

Prisa, por su parte, aportó 30 millones de dólares para la nueva sociedad (7 de los cuales se destinaron al pago por las emisoras de Caracol) y 28 millones por el 19 por ciento de Caracol


Utilidad operativa
(Millones de pesos)
15.087
2.800
-1.143*
-11.005
1998
1999
2000
2001

*No incluye $5.833 millones que corresponden a la venta de contenido de internet a UOL Colombia, la cual no se realizó en efectivo

Fuente: Valores Bavaria
Gráfico: Diseño Editorial / EL TIEMPO

Radio. En total, desembolsó 58 millones de dólares.

Cada uno (Valbavaria y Prisa) quedó, en ese momento, con el 50 por ciento de la *holding*.

Sin embargo, lo que hoy genera suspicacias de parte de quienes conocieron el negocio es una cláusula que unos llaman de "salida" y otros de "ajuste de precio", según la cual, si al cabo de tres años la sociedad era valorada por la banca de inversión de Violy McCausland (que es asesora *permanente del grupo Santo* Domingo) en más de 70 millones de dólares, Valores Bavaria pondría las condiciones.

Pero si era valorada en menos de 58 millones de dólares, Prisa pondría las condiciones. Y esto último fue lo que sucedió.

Violy McClausland valoró la sociedad en 26 millones de dólares, con base en el indicador Ebitda, aplicado a los tres últimos años. Ebitda es Earnings Before Income Tax, Depreciation and Amortizations, que al español traduce Ganancias Antes de Impuestos, Depreciación y Amortizaciones. Es decir, mide solamente el flujo de caja de la empresa.

Sobre la cláusula que él firmó como presidente de Valores Bavaria, en 1999, Andrés Obregón Santo Domingo le dijo ayer a EL TIEMPO: "No fue desventajosa la negociación que se hizo hace tres años. El valor proyectado por Valores Bavaria de la compañía en ese momento fue muy alto, como resultado de unas proyecciones optimistas, en un mercado publicitario que luego se fue a pique".

Planteó que, al contrario, el valor de la venta fue muy ventajoso para Valores Bavaria.

1-15

ejemplo, el suministro de energía de un país a otro cuando haya problemas de producción en otro.

sa, al acuerdo y en general al negocio de los medios -todas ba-

LICITACIÓN

La Línea vuelve y juega

Con una modificación en el manejo de las pólizas de garantía y cumplimiento, se abre hoy por tercera vez la licitación para construir el Túnel de La Línea, la obra de ingeniería para grande que ha emprendido el país, cuyo costo llega a los 233 millones de dólares.

La misma licitación fue declarada desierta en noviembre del año pasado y febrero de 2002, por que los participantes no lograron conseguir los respectivos seguros, disparados por los atentados del 11 de septiembre en Estados Unidos.

El ministro del Transporte, Gustavo Canal, dijo que *se* prefirió nuevamente acudir a la licitación porque "una convocatoria directa trae muchas suspicacias". El funcionario aclaró que en esta oportunidad se *tendrá* una veeduría que garantice la transparencia del proceso.

Canal explicó que esta nueva licitación se caracteriza porque si los participantes consiguen una póliza plena tendrán un anticipo pleno, y si la póliza está por debajo, se tendrá un anticipo proporcional, siempre y cuando la garantía tenga un cubrimiento del 100 por ciento.

Hasta ahora han expresado interés en la obra las firmas Coltúneles de Colombia, Bouygues de Francia y Ferrovial de España. El costo del pliego es de 25 millones de pesos. La licitación se cierra el próximo 20 de mayo, se adjudica el 12 de julio y se espera que las obras arranquen en agosto. El túnel une las localidades de Calarcá en el Quindío y Cajamarca en el Tolima.

AYER EN BOGOTÁ

Vence plazo de predial

La Secretaría de Hacienda de Bogotá recordó que el próximo 26 de abril vence el primer plazo para pagar el impuesto predial con el 15 por ciento de descuento. Para esa fecha se espera alcanzar un recaudo de 250.700 millones de pesos. Con el fin de ofrecer un mejor servicio a los contribuyentes, la Dirección de Impuestos atenderá cualquier inquietud mañana, desde las 8 a.m. hasta las 12 m. en el pabellón 20 de Corferias.

Unificación de trámites



Ignacio Prieto

Con el fin de facilitar los trámites para los empresarios de la ciudad, la Cámara de Comercio, la Secretaría de Hacienda y la Dian unificaron en un solo punto las inscripciones en el registro mercantil, y la asignación del NIT y el RUT. Ahora en un solo día se podrán obtener los registros. Esas vueltas en ocasiones podrían demorarse tres días. El programa de simplificación de trámites dispone de seis sitios para atender a los interesados.

Sigue el pago voluntario

La Dirección Distrital de Impuestos informó que los bogotanos siguen respondiendo al llamado de la Administración para colaborar con la ciudad. Hasta el 12 de abril pasado los bancos habían reportado un pago voluntario en predial e industria y comercio de 14.597 contribuyentes que representa un monto por 303'040.700 pesos.

Apoyo a reforma tributaria



Un nuevo espaldarazo recibió ayer la reforma tributaria que pretende poner en marcha el alcalde Antanas Mockus en la ciudad. El personero distrital, Herman Arias, dijo que Bogotá necesita una reforma

ESPAÑA / EL EX MINISTRO Y EX EMBAJADOR ESTÁ ACUSADO DE PARAMILITARISMO

Autorizan extradición de ex ministro Marulanda

La Audiencia Nacional rechazó los argumentos de persecución política e imposibilidad de un juicio justo en Colombia. La defensa puede interponer un recurso de súplica.

VÍCTOR MANUEL VARGAS
Corresponsal de EL TIEMPO

La Audiencia Nacional de España concedió ayer la extradición a Colombia del ex ministro de Desarrollo y ex embajador ante la Unión Europea (UE) Carlos Arturo Marulanda Ramírez para ser juzgado por los delitos de peculado por apropiación, falsedad y ocultamiento de documentos públicos, formación de grupos paramilitares y terrorismo.

Marulanda, que permanece detenido en la cárcel madrileña de Soto del Real desde julio del 2001, será entregado a las autoridades colombianas por dos casos que se explican en dos expedientes diferentes que suman 21 páginas.

El primero se remonta al 14 de febrero de 1996. La Fiscalía General de la Nación acusa a Marulanda de haber ordenado a "varios hombres armados pertenecientes a un grupo paramilitar", la quema de las viviendas de más de 200 familias de campesinos que habían ocupado tierras en la Hacienda Bellacruz (Ce-



CARLOS ARTURO MARULANDA será procesado por delitos de peculado por apropiación, falsedad y formación de grupos paramilitares y terrorismo. Archivo / EL TIEMPO

cibieron un plazo de cinco días para abandonar el lugar, "o de lo contrario volverían para matarlos", reza el documento legal.

'No hay persecución'

Los magistrados rechazaron los argumentos de Marulanda en el sentido de que se trataba de una persecución política; que en Colombia no tendría un juicio justo y de que su vida correría peligro en caso de ser entregado. Marulanda había declarado ante la Audiencia Nacional que si era devuelto a Colombia "sería la crónica de una muerte anunciada", porque estaba amenazado de muerte por el Eln a raíz de su papel como "vocero de los propietarios

"No se aprecia motivación política alguna en la reclamación: los delitos imputados son comunes". Y agrega: "La descomposición del Estado reclamante (expresión de la defensa), asociada a la imposibilidad de garantizar un proceso justo y la propia seguridad del reclamado(...)" no viene a lugar, porque "no es competencia de los tribunales hacer valoraciones políticas sobre la situación de los estados requirentes de cooperación jurídica internacional".

El ex ministro y ex embajador también alegaba que para la fecha de los hechos en la Hacienda Bellacruz, él estaba en Bruselas. Pero los magistrados estimaron que

tor intelectual" de lo sucedido y el acusado mantenía frecuente comunicación con Colombia, "tratando hechos relacionados con la hacienda Bellacruz".

'Debe responder'

El segundo caso comenzó con una apropiación de dineros públicos. Marulanda arrendó una dependencia de la embajada de Colombia en Bruselas a la oficina comercial de nuestro país en esa ciudad por 50.000 francos belgas mensuales (1.600.000 pesos de la época).

Según el expediente de la Fiscalía, entre enero de 1996 y marzo de 1997 (cuando dejó el cargo de embajador), Marulanda consignó en una cuenta personal la suma de $34.891.579 pesos por concepto de ese arrendamiento sin rendir cuenta alguna al ministerio.

Ante el avance de la investigación, el ex embajador reintegró la suma de 35 millones y la Fiscalía puso fin a su orden de captura por este concepto. Sin embargo, la Audiencia señala que esta circunstancia "sólo afecta al proceso seguido en Colombia pero no a la causa extradicional", teniendo en cuenta además que el reintegro de lo apropiado no le exime de comparecer ante las autoridades colombianas como presunto responsable de los delitos de peculado y falsedad en documento público.

La defensa tiene tres días para interponer un recurso



pero no con aumentos tarifarios tan altos como los que propone Mockus que superan el 50 por ciento. Su propuesta, basada en un estudio de Fedesarrollo, dice que la capital puede funcionar con un incremento máximo del 30 por ciento.

Ediles con Serpa

El candidato presidencial Horacio Serpa Uribe recibió el respaldo de 120 de los 180 ediles de las 20 Juntas Administradoras Locales (JAL) del Distrito. Al adherir a la campaña liberal, los líderes barriales se comprometieron a impulsar las iniciativas que Serpa tiene para Bogotá, como la construcción de la Avenida Longitudinal de Occidente (ALO) y la ejecución de TransMilenio en la mitad del tiempo previsto para su terminación.

Sanciones por la clínica



Milton Díaz / EL TIEMPO

La Personería suspendió provisionalmente a tres funcionarios del Distrito. Se trata del subsecretario de Salud, Elkin Hernán Otalvo; el gerente del hospital El Tunal, Carlos Ariel Rodríguez Suárez, y el jefe de la oficina jurídica de ese mismo hospital, Carlos Agón Pinillos. A ellos se les investiga por posibles irregularidades en la adjudicación del contrato para administrar la clínica Fray Bartolomé de Las Casas.

Niños se unen a la resistencia

Un grupo de niños de distintos sectores sociales se unirá hoy al proceso de resistencia civil a favor del agua que emprendió el alcalde Antanas Mockus con la señalización de la infraestructura con la que se presta ese servicio. En un acto que se realizará a las 3 p.m. en la Alcaldía, los menores expresarán su rechazo a las acciones terroristas, como el ataque a la represa de Chingaza en enero pasado.

Frustran asalto

Luego de un enfrentamiento a tiros con los delincuentes en la sede del Banco Ganadero de la calle 43 con carrera 9a., la Policía logró frustrar ayer un asalto a un camión de la transportadora de valores Brinks. En la operación policial fueron capturados tres sujetos, uno de los cuales resultó herido, se incautó armamento de largo alcance y se inmovilizaron cuatro vehículos y una motocicleta.

sar). "Al tiempo que los mal-tratában", los campesinos re- ... Pero el fallo es categórico: ... eso era irrelevante dado que ... la imputación es por ser "au-

Madridvicvar2@telefonica.net

EDUCACIÓN / PROPONEN CAMBIAR DECRETO 230

Piden reforma a evaluación escolar

Las agremiaciones de colegios privados del país aseguraron que un cambio del decreto 230, que reformó la manera de evaluar y de promover a 10 millones de estudiantes de primaria y secundaria, no basta para solucionar los problemas de la evaluación en Colombia.

Así lo dejaron saber al ministro de Educación, Francisco José Lloreda, en dos documentos que le entregaron el miércoles pasado, cuando se cumplió el plazo establecido por el Gobierno nacional para que las asociaciones presentaran propuestas de modificaciones al 230. Las agremiaciones estudiaban si demandaban el decreto ante el Consejo de Estado.

El decreto que reformó la manera de evaluar divide al Gobierno y a los colegios privados.

Según Lloreda el decreto sigue vigente pues las asociaciones no hicieron la tarea de proponer modificaciones puntuales al decreto. En cambio, presentaron un documento que reitera su solicitud de suspender el 230 y pide revivir la comisión que estudiaba cambios al decreto 1860 de 1994, que estaba vigente hasta la expedición del 230, el 11 de febrero pasado.

Lloreda aseguró que, desde el principio, ninguna de las dos cosas ha sido considerada por su despacho y que en vista de que no existe una propuesta de reformas por parte de las agremiaciones, sólo podrían realizarse ajustes a partir de las cartas de ciudadanos que han llegado al Ministerio pidiendo cambios de la norma.

"Toda norma es susceptible de mejorar, pero hasta el momento no hay propuestas que nos convenzan de que hay cambios que debamos realizar al 230, que los colegios han ido aplicando paulatinamente porque han entendido los beneficios del mismo", indicó Lloreda.

A juicio de las seis principales agremiaciones de colegios privados del país (Conaced, Conep, Andercob, Acdep, Asocoldep y Ucoprifo), no existió una propuesta de reforma porque "el tema de evaluación no puede reducirse a la discusión sobre una norma sino que necesita un debate mucho más amplio".

En esa discusión amplia, aseguran las agremiaciones, "se tendría una reforma con una orientación pedagógica que lleve a los alumnos a aprender que el esfuerzo y el trabajo son las bases de la realización personal y social, que nada se consigue gratuitamente".

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

US $154,4 millones, fue el superávit de la balanza comercial en el primer bimestre.

DÓLAR		CAFÉ COLOMBIANO (Dólares por libra OIC)		PETRÓLEO (Dólares por barril)		BOLSA DE COLOMBIA (IGBC Índice General)	
Tasa representativa del mercado	$ 2.267,40	Hoy	0,69	Hoy	26,73	Hoy	1.139,22
Casa de cambio (c)	$ 2.120,00	Ayer	0,71	Ayer	26,20	Ayer	1.140,50
Casa de cambio (v)	$ 2.160,00						

INTERÉS (Efectivo anual)		UVR	MONEDAS	Pesos por
DTF	10,02%	HOY $ 124,7409	Euro	$ 2.034,76
DTF Trimestre anticipado	9,44%	MAÑANA $ 124,7703	Bolívar	$ 2,66
TBS Efectivo anual Bancos a 90 días	9,27%		Peso mexicano	$ 246,54

Propone no cobrar intereses

El ministro de Desarrollo, Eduardo Pizano, le propuso a los bancos que "no cobren intereses durante los meses de mayo y junio para las compras que se hagan con tarjeta de crédito en los primeros 15 días de mayo". La propuesta la hizo en carta personal a los presidentes de todos los bancos. Dijo que el volumen de ventas compensaría los intereses no cobrados.

Crecen fondos de pensiones

Rentabilidad de los fondos de pensiones (%)



Protección 19,76
Skandia 19,74
Colfondos 19,02
Santander 19,00
Horizonte 18,90
Porvenir

Fuente: Superintendencia Bancaria

Los fondos de pensiones obligatorias obtuvieron durante los últimos 3 años una rentabilidad acumulada promedio de 19,06 por ciento efectiva anual, superior en 1,35 puntos porcentuales a la exigida por la Superintendencia Bancaria. El valor de los fondos ascendió a febrero de este año a 11,9 billones de pesos mientras que los afiliados llegaron a 4,4 millones.

Récord en transacciones

El mercado de renta fija registró ayer un volumen récord en el mercado electrónico colombiano (MEC), con 1,72 billones de pesos. Los títulos de Tesorería TES fueron los de mayor movimiento con 1,27 billones de pesos. La Bolsa de Valores de Colombia también informó que en CDT, bonos y aceptaciones, se transaron 440,2 mil millones de pesos. Este mes el promedio diario de operaciones es de 1,06 billones.

ISA en centros comerciales

Desde mañana y hasta el 10 de mayo se podrán comprar las acciones de Interconexión Eléctrica (ISA) en los centros comerciales. Por iniciativa de la Bolsa de Valores de Colombia (BVC) habrá puntos de venta

BBVA / MARCO AURELIO ROYO RESPONDE A LAS ACUSACIONES DE LA FISCALÍA ESPAÑOLA

'Es un montaje miserable'

El abogado cartagenero recibió a EL TIEMPO, armado de una batería de documentos que, asegura, prueban su total inocencia.

VÍCTOR MANUEL VARGAS
Corresponsal de EL TIEMPO

MADRID

"Soy totalmente inocente y estoy en España para responder y aclarar las preguntas y cuentas que haga falta aclarar ante la justicia de este país, o ante quien quiera investigar mis negocios y mi vida. Y por eso he dado orden de que se levante la reserva bancaria de todas mis cuentas".

Marco Aurelio Royo Anaya, un abogado cartagenero de 61 años, respondió así a su aparición esta semana en un expediente de la Fiscalía de España, donde figura como presunto beneficiario de una operación de lavado de dinero en el proceso de compra del Banco Ganadero, por parte del Banco Bilbao Vizcaya Argentaria (BBVA), junto a Enrique Gerlein.

EL TIEMPO se reunió ayer con Royo, en Madrid, y le hizo, expediente judicial en mano, una serie de preguntas sobre su supuesta actividad financiera ilícita.

También ayer, el juez español Baltasar Garzón anunció que citará a declarar a 23 directivos y ex directivos del BBVA, pero no incluyó en la lista -como lo pedía la Fiscalía- a José Ignacio Goirigolzarri Tellaeche, quien fue responsable del BBV para Latinoamérica.

Tampoco esta en la lista el ex responsable de BBV Privanza Suiza, Alfredo Roselló, figura clave en caso de que el juez quisiera profundizar en el supuesto lavado de dineros durante la compra del Banco Ganadero en Colombia



MARCO A. ROYO se defiende de las acusaciones.

¿La Fiscalía dice que el BBVA le proporcionó a usted y a Enrique Gerlein "el cauce para legitimar fondos procedentes de actividades ilegales". ¿Qué responde?

Es totalmente falso. Lo que se hizo fue cambiar las acciones del Ganadero por unas acciones del BBVA, que luego se usaron como garantía para pedir dos prestamos. Un intercambio público en el que no hubo dinero y que se hizo bajo las normas y fiscalización de todas las autoridades colombianas y *extranjeras competentes*.

¿Cuánto dinero les prestó el BBVA?

Con las acciones depositadas en el BBVA Privanza de Suiza, el banco nos otorga a mi y al señor Gerlein dos créditos: uno por 5,5 millones de dólares, a mi nombre, y otro por 94,5 millones de dólares, para cubrir obligaciones de varias sociedades nuestras en Panamá.

¿Por qué en el expediente se habla de giros, con número de cuenta y titular, por más de 200 millones de dólares en empresas suyas en Panamá?

1-13

en Salitre Plaza y Plaza de las Américas (Bogotá), en Chipichape (Cali) y El Tesoro (Medellín). La mínima inversión es de 800 mil pesos.

Carulla anuncia otra compra

Calidad Que No Te Cuesta Más!

Carulla Vivero informó a la Superintendencia de Valores su intención de adquirir Comfamiliar del Atlántico, lo que le permitirá expandir sus operaciones en Barranquilla en tres establecimientos de comercio que tienen diferentes formatos. La adquisición, cuyo monto no fue revelado, está sujeta a la elaboración de un proceso de debida diligencia y la autorización de la superintendencia de Industria y Comercio.

Fibratolima a Ley 550

El representante de la Sociedad Fibratolima, Jorge Enrique Veloza, informó a la Superintendencia de Valores que le fue aceptada la reestructuración empresarial mediante la Ley 550 y nombrado como promotor del proceso a Francisco Gilberto Arango. La Fiduciaria Unión, operadora de la sociedad, ya notificó de la decisión a los tenedores de los títulos registrados.

INPROARROZ LTDA.

Con NIT 860.353.831-9 INFORMA: Que el señor **HENRY IBÁÑEZ ORTIZ,** identificado con c.c. No. 79.272.602 de Bogotá, dejó de trabajar con esta Compañía desde el día 31 de enero del 2002. Favor abstenerse de realizar cualquier transacción comercial.

La Previsora S.A. — COMPAÑÍA DE SEGUROS

LA PREVISORA S.A COMPAÑÍA DE SEGUROS

LICITACIÓN PÚBLICA No. 004 DEL 2002

OBJETIVO: LA PREVISORA S.A. COMPAÑÍA DE SEGUROS a través de la Vicepresidencia Administrativa está interesada en recibir propuestas para la contratación del servicio de aseo y cafetería, *incluyendo el personal y equipos* en sus instalaciones a nivel nacional.

CONSULTA Y VENTA DE PLIEGO DE CONDICIONES: Podrán consultarse desde el 26 de abril y hasta el 15 de mayo del 2002, en el horario de 8:30 a.m. a las 12:00 m y de 2:30 p.m. a 5:00 p.m., en la Subgerencia de Servicios Generales, ubicada en la calle 57 No. 9-07 piso 3, en la ciudad de Bogotá.

VALOR DE LOS PLIEGOS DE CONDICIONES: $ 900.000 *no* reembolsables. Solo pueden participar las entidades o personas que adquieran los pliegos.

FECHA DE LA APERTURA DE LA LICITACIÓN: Mayo 6 del 2002, a las 9:00 a.m., en la Subgerencia de Servicios Generales en la calle 57 No. 9-07 piso 3, en la ciudad de Bogotá.

FECHA DE CIERRE DE LA LICITACIÓN: Mayo 15 del 2002 a las 4:00 p.m. en la Subgerencia de Servicios Generales, *ubicada en la calle 57* No. 9-07 piso 3, en la ciudad de Bogotá.

FACTORES DE EVALUACIÓN: Aspectos Técnicos, Precio, Evaluación Financiera y Jurídicos.

VIGILADO

SOCIAL - VALLE



CON UNA COPA DE VINO se inauguró en el museo La Merced la exposición de pinturas de Luis Guillermo Botero. Disfrutaron de esta apertura María Carolina Bejarano, el artista, Hilda María de Gómez y Alberto Pereira. Hugo Giraldo



FABIO GRANADA LOAIZA ofreció en su residencia una recepción para agradecer el apoyo recibido durante la pasada campaña electoral. Durante el agasajo intercambiaron opiniones Carlos Andrade, Luis Guillermo Restrepo, Fabio Granada, José Pardo Llada, Luis Mario Cuervo y Gabriel Zapata. Hugo Giraldo

OBITUARIO

Metropolitana del Sur

Hoy a las 2:00 de la tarde se cumplen las honras fúnebres



CELEBRACIÓN / TAMBIÉN ELLOS CELEBRAN EL DÍA

Un secretario feliz

Aunque no es muy común encontrar a un hombre ejerciendo las funciones de las secretarias, en Cali existen algunos casos. Ellos se sienten satisfechos por la profesión escogida.

"Seguramente hoy tendré cantaleta desde muy temprano. A mi cónyuge le dan muchos celos cuando llega el día de la Secretaria porque dice que seguramente hoy no llego".

Quien así habla no es una secretaria común y corriente. Las expresiones son de Dagoberto Candela, quien a sus 30 años ejerce los sábados y algunos días de la semana la función de secretario en una empresa de mecánica industrial.

Fue contratado como mensajero pero desde hace unos tres años descubrió que podía realizar otras funciones y ganar horas extras. Hoy conoce otro tipo de trabajo, tiene ingresos adicionales que utiliza para pagar sus estudios técnicos en Ingeniería Industrial.

"Comencé a ejercer las funciones un día que no había secretaria para trabajar los sábados", dice. "Yo me ofrecí como voluntario y mis jefes encontraron en mí cualidades y me dejaron hacer este cargo. No solo contesto el teléfono, también sé redactar cartas, archivar, manejar agendas y tratar con clientes. Creo que este es un cargo que no quita masculinidad y que me ha aportado mucho en mi formación, permitiéndome conocer otros



PARA DAGOBERTO CANDELA lo más difícil de ser secretario es lidiar con la impaciencia de algunos clientes. Lo más gratificante, estar en contacto con mucha gente. Hugo Giraldo.

TRABAJO DURO

Para David Franco, de 34 años, esta es una tarea a la que llegó por colaboración con la empresa, pero cree que es una función de las mujeres porque ellas tienen un toque delicado. "Al principio me decían ¡hola Patricia!, Cómo has cambiado. Y algunos clientes, que son de confianza, me molestaban diciéndome ¿A qué horas sale? Pero ya es normal que me oigan contestando el teléfono, haciendo cartas, haciendo las diligencias para inscribir a los empleados a las Eps, Arp, entregando certificados o archivando".

Dice que desde que hace las funciones de secretario no recibe ningún regalo pero sí algunas felicitaciones.

"Hoy, por ejemplo, mientras las secretarias se van desde las 2 de la tarde a un almuerzo, yo me quedaré como secretario contestando el teléfono, tomando recados y prestándole un buen servicio a los clientes".

En el Banco de Occidente

procesos y la efectividad. Cuando hay que entregar un certificado o una constancia somos los encargados de delegar las funciones y decidir a quién le corresponde elaborarlos" comenta un secretario del banco que prefiere guardar su identidad.

De igual manera comenta que en su empresa hay mujeres que desempeñan ese cargo "A ellas, por ejemplo cuando estamos en reuniones laborales, nuestro jefe regional siempre dice: ahora le toca el turno a la secretario, creo que es por las funciones que desempeñamos".

Nunca ha recibido un regalo o felicitaciones en el día de la secretaria. "Pero en algunas oportunidades si he tenido que aclarar cuál es mi cargo porque llaman preguntando por la secretaria y me pasan a mí".

Con anécdotas, experiencias y paciencia estos hombres admiran a quienes ejercen las funciones de secretaria, lidian con el genio de los

de la señora María Dolores Betancurt en el cementerio Central. Velación, Funeraria Metropolitana del Sur.

Ayer en el cementerio Metropolitano del Sur se cumplieron las honras fúnebres de la señora Ana Milena Buitrago Acosta, esposa del subsecretario de Rentas Juan Pablo Muñoz Tovar.

Metropolitana del Norte

Ayer, en ceremonias separadas, se cumplieron las exequias de las señoras Karlina Sánchez de Buriticá y Aura Julia Montaño en el cementerio Metropolitano del Norte.



EN LA ACADEMIA MARIA SANFORD la señorita Cali María Alejandra Aguilar y un grupo de estudiantes del colegio Bolívar lucieron prendas del diseñador Carlos Pinel. Con la reina estuvieron Katherine Avendaño, Clara María Velásquez, Erika López, Isabel Franco, María Isabel Girón, la reina, Ana María Infante y Alejandra Ramírez. Hugo Giraldo.

cargos de la empresa".

Confiesa que lo más difícil del trabajo es atender a la gente.

"Hay alguna que es impaciente y aunque nunca me han dicho groserías si hay ingenieros que le tiran a uno el teléfono porque piensan que los vendedores o jefes de planta se están negando".

Aunque no recuerda que le hayan dado un regalo por el día de las secretarias, Dagoberto Candela sonríe y dice que si se ha ganado unos cuantos piropos y las bromas de sus compañeros que en forma jocosa le dicen: "¡Qué voz tan sensual!", cuando él llama por el micrófono a alguno de los empleados o cuando le llaman por el nombre de la secretaria que está los demás días de la semana.

De todas maneras, hoy estará en la celebración y seguramente su esposa estará esperándolo ansiosamente.

cretarios. "Es un cargo creado con ese nombre, no contestamos el teléfono pero si velamos por la seguridad bancaria, administrar personalmente los jefes, aprenden sobre mentirillas piadosas, aguantan las bromas de sus compañeros y celebran calladamente el día de las secretarias.

MIRADOR

Por: José Pardo Llada



Lo único bueno que tiene el periodista Coronel es su esposa, la muy bella e inteligente 'Tata Uribe'. Daniel como periodista no llega a coronel, si acaso queda de sargento.

***

Entre los accionistas de Noticias Uno, figuran Laís Augusto López, serpista de raca mandaca y la hermana de Noemí Sanín. Con tales dueños, el 'Sargento', como el perrito de la RCA Víctor, tiene que obedecer "la voz de sus amos"

***

Otra pregunta para Daniel 'Sargento':

¿Quién se quedó con las acciones de César Villegas, condenado en el proceso 8.000 y muerto en extrañas circunstancias? ¿Qué hay de las acciones de Marco Antonio Cañón en 'el Noticiero del Sargento'? La empresa de Cañón, 'Imagen y Sonido', fue incautada por la Dirección de Estupefacientes.

***

Adolorida por su descenso vertiginoso en las encuestas, Noemí Sanín se une a la guerra sucia contra Uribe. Es bochornoso que Noemí haya acudido a BID en Washington para decir que si gana Uribe "el país quedaría gobernado por Carlos Castaño y los paramilitares". ¿Hasta dónde llegará la insensatez de los adversarios de Uribe en vísperas de su derrota total?

***

En una larga entrevista por Televisión Española, Alvaro Mutis no me pareció tan simpático como cuando lo conocí, hace treinta años. A Mutis lo vi demasiado solemne ahora que lo exaltaron con el Premio Cervantes. Pero a sus 79 años se muestra fuerte, lúcido, vital. Llega entero al octavo piso.

***

Sin duda, el Presidente mexicano Fox, puesto a escoger entre sus amigos Bush y Fidel, se decidió por el americano. La adhesión tradicional de México con Cuba tuvo que romperla Fox por su aproximación a Bush.

***

La verdad, revelada por los periódicos mexicanos es que Bush le dijo a Fox:

"En la conferencia de Monterrey no quiero encontrarme con Castro". Fox cumplió el recado, pidiendo a Fidel que no se acercara a Bush.

***

Hay quienes critican a Fidel que haya dado a conocer su conversación con Fox. Pero en verdad, Castro puso a Fox entre la espada y la pared. O "en tres y dos" como dicen en el béisbol

***

A partir de mayo, reinicia William González su 'Foro Vallecaucano' por Colmundo, con la participación de Ramiro Andrade, Jorge Vélez Pineda y Hernando Giraldo. Enhorabuena.

***

A Luis Alfredo Ramos, le pregunté el secreto de su votación de 230 mil votos al Senado y contestó: Primero. "Todo el que me conoce sabe que no me robo un peso".

Segundo. "Mi gestión como alcalde de Medellín".

Tercero: Cuento con un buen equipo de colaboradores".

***

Fue tan grande la votación de Ramos que le sobraron votos para sacar senador por el Valle a Fabio Granada

Llamadas a Mirador al 892 14 12

PROPIEDAD HORIZONTAL

Por: Giovanni Murillas Gil

De los reglamentos



Pasaron las asambleas y este primer año de la Ley 675 de 2001 de Propiedad Horizontal despejó dudas que traían las anteriores leyes, pero también creó inconsistencias, y el decreto reglamentario no será expedido pronto.

El reglamento debe hacerse con las necesidades que requiera la Propiedad Horizontal; cada edificio es diferente a las necesidades culturales o exigencias de cualquier otro; un condominio o unidad residencial tiene otras formas, otros modus operandi.

Por lo tanto, se requiere que el reglamento sea elaborado por una persona que tenga conocimiento, experiencia y conozca las normas de urbanismo de la ciudad, como la Constitución Nacional, la Ley de Propiedad Horizontal, Código de Policía nacional y departamental, ordenanzas o acuerdos municipales.

Al momento de elaborar el reglamento no se deben violar las normas superiores y se requiere llenar vacíos que tiene la propiedad horizontal, por ejemplo en la convivencia, delegación, derechos y deberes, quórum, sanciones, etc.

Hasta el 3 de agosto próximo hay plazo para reformar reglamentos de Propiedad Horizontal.

Uno de los aspectos más importantes al contratar los seguros en la Propiedad Horizontal, es determinar el valor de las áreas comunes, maquinaria y equipos para una posible reconstrucción o reposición de los mismos.

El artículo 15 de la Ley 675 de 2001 de agosto 3 de 2001 requiere que el valor de seguro para los bienes comunes garantice su reconstrucción.

Por lo tanto es un estudio técnico llevado a cabo por avaluadores idóneos especializados y afiliados a las Lonjas.

Deben ser profesionales los encargados de los peritajes exigidos por las aseguradoras para garantizar la efectividad en los contratos de seguros.

Al no aplicar la cláusula de infraseguro insuficiente quien debe suministrar el valor asegurable en todos los seguros es el tomador, o los asegurados en Propiedad Horizontal.

Por lo tanto, no es la aseguradora, ni el corredor de seguros quien se responsabiliza de la acertada estimación de las cifras aseguradas, sino el representante legal de la copropiedad quien jurídicamente le corresponde esta obligación o a la junta.

La recomendación al administrador es apoyarse en los ingenieros y arquitectos avaluadores para que realicen los estudios técnico y determinen los valores asegurados de reconstrucción de los edificios o la reposición o reemplazo de la maquinaria y equipo.

Un seguro contratado con estudio técnico del valor asegurable siguiendo los alineamientos que les fija la ley de Propiedad Horizontal, es una garantía muy favorable al condominio.

Porque en caso de siniestro, la indemnización va a ser la adecuada y evita recurrir a cuotas extraordinarias ante los copropietarios y de paso se puede eliminar una responsabilidad civil por error u omisión de administrador o de la junta en este aspecto.

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

US $200.000 millones es el impacto de la falsificación de productos en el mundo al año.

DÓLAR		CAFÉ COLOMBIANO		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS	
Tasa representativa del mercado	$ 2.265,70	Dólares por libra OIC		Dólares por barril		IGBC (Índice General)		Efectivo anual				Pesos por
Casa de cambio (c)	$ 2.130,00	Hoy	0,71	Hoy	26,20	Hoy	1.140,50	DTF	10,02%	HOY $ 124,7115	Euro	$ 2.011,27
Casa de cambio (v)	$ 2.160,00	Ayer	0,70	Ayer	26,63	Ayer	1.133,21	DTF Trimestre anticipado	9,44%	MAÑANA $ 124,7409	Bolívar	$ 2,62
								TBS Efectivo anual Bancos a 90 días	9,71%		Peso mexicano	$ 244,46

Titularizadora intermediaria

La superintendente delegada de Valores para la Inspección y Vigilancia del Mercado, *Alicia Villegas* Trujillo, ordenó la inscripción de la Titularizadora Colombiana S. A. en el registro nacional, autorizándola para realizar labores de intermediación en el mercado público de valores.

'Bajar el interés a cero'



El ex ministro de Hacienda, Rudolf Hommes, dijo ayer que sería conveniente que el Banco de la República baje las tasas de interés a cero, temporalmente, para reactivar la economía, que debe ser la tarea primordial en estos momentos. Dijo que todavía no tenemos problemas serios de crisis de deuda, pero si no se hacen los ajustes vamos en los próximos años a una situación similar a la de Argentina.

CAF avala a Colombia

La Corporación Andina de Fomento (CAF), entidad financiera de la Comunidad Andina (CAN), otorgó

SALUD / GREMIO HOSPITALARIO DENUNCIA FALTA DE CONTROL

Boom de clínicas de garaje

El precio determina la contratación de servicios. Calidad y eficiencia no cuentan, denuncia Asociación de Clínicas.

El país está presenciando una verdadera explosión de clínicas y consultorios de garaje, estimulada por la obsesión de las Empresas Promotoras de Salud (EPS) de conseguir los precios más bajos del mercado para la atención de sus afiliados.

Eso piensa Juan Carlos Giraldo, director de la Asociación Colombiana de Hospitales y Clínicas, cuyo V congreso comienza hoy en Bogotá.

Para contratar esos "centros de salud", dijo, solo importa el precio. La calidad y la oportunidad de la atención están en un segundo plano.

¿Por qué aparecen esas que usted llama clínicas de garaje?

Porque se sabe que las aseguradoras (EPS) están ávidas de precios bajos, sin mirar nada más, sin tener en cuenta calidad y eficiencia en el servicio. Se le compra al que más [illegible]



JUAN CARLOS GIRALDO, *plantea que algunas EPS están abusando de la posición dominante.* Felipe Caicedo / EL TIEMPO

vigilar si se cumplen los requisitos para construir infraestructura y nueva oferta.

¿Un problema adicional al de cartera morosa?

Sí. Las proyecciones que hacemos nos indican que la cartera morosa del sector hospitalario supera el billón de pesos, con el agravante que los tiem[illegible]

Y por qué se dejan imponer esas condiciones

Porque la Ley 100 estableció que las EPS afilia a los trabajadores y sus beneficiarios, y organiza la red de servicios de salud. Para esto contrata con las Instituciones Prestadoras de Servicios de Salud (IPS), que somos nosotros, y esto se hace a través de contratos.

facturas, en ese momento le dice que no hay más contrato.

¿Eso es ilegal?

No, pero empieza a configurar una política seria de abuso de posición dominante, porque simplemente se pierde la libertad. Si a una EPS grande, que puede ser el cliente principal de una IPS, le cancela el contrato no tiene como subsistir.

¿Es una situación generalizada?

No, algunas EPS lo hacen bien, pero las que abusan de su posición pueden tener más del 25 por ciento de los afiliados al sistema.

¿Como cuáles?

No puedo dar nombres, pero nos preocupa, además, que algunas EPS que hoy se ven muy exitosas, como Saludcoop, que han adoptado políticas que favorecen temas como la integración vertical mediante la construcción de nuevas clínicas.

¿Y cuál es el efecto de esas decisiones?

Que estas entidades caen dentro de una red de servicios ya establecida: no se está haciendo una adecuada planeación de la oferta de servicios.

una garantía parcial a Colombia por 83 millones de dólares, con lo cual la nación podrá obtener un préstamo de bancos comerciales por 250 millones de dólares. El presidente de la CAF, Enrique García, dijo que esto permite el financiamiento de proyectos de infraestructura vial y desarrollo regional.

Sube sueldo de congresistas

En 5,6 por ciento, con retroactividad al primero de enero, fueron reajustados los sueldos de los congresistas, los magistrados, el Procurador, el Contralor y los altos funcionarios del Gobierno. La Contraloría General expidió la certificación que lo autoriza. El salario del Presidente y de los ministros subirá 4,7 por ciento. El costo del reajuste será de 4.000 millones de pesos.

Vía libre al marinado



El Ministerio de Salud expidió la resolución 402 mediante la cual fijó las condiciones y características para la carne de aves sometida a la técnica del marinado, una de las peticiones que había hecho con insistencia la industria avícola nacional. El marinado consiste en la inyección de proteínas y fosfato para mejorar la calidad del producto al consumidor.

Crecen utilidades de Bancolombia

Utilidades por 37.718 millones de pesos acumuló Bancolombia en el primer trimestre del año. La entidad explicó que esto es el resultado del "incremento de activos, depósitos e intereses netos de moneda legal, ligeramente superiores a la inflación; al aumento real de los ingresos por comisiones, y al dinamismo en la contribución de los negocios de divisas y futuros", entre otros aspectos. Los activos productivos llegaron a 6,1 billones de pesos.

barato venda, lo que ha provocado una guerra de tarifas y competencia desleal y creemos que esto es propiciado por las EPS públicas y privadas.

¿No hay quien controle?

Como política, el aumento de la oferta de servicios de salud debe ser abordado por el Departamento Nacional de Planeación, el Ministerio de Salud y la Superintendencia del ramo, que además, debe

pos (de mora) han aumentado de 30 y 60 días a más de 90 días. En esta última clasificación está el 54 por ciento de la deuda vencida, es decir, más de 540.000 millones de pesos.

Las cosas están tan alrevesadas en el sistema, que cuando una EPS viene a comprarnos servicios a crédito, nos impone una serie de condiciones que nos afectan. Por ejemplo, no hay reconocimiento de los intereses de mora legales.

¿Y cuál es el problema?

Hoy, muchas de las condiciones adicionales o cláusulas de hecho que se están dando en los contratos las tenemos que aceptar para no ser excluidos del mercado. Cuando algunas EPS ven que alguna IPS va a exigir lo que por ley le corresponde, como los intereses de mora, pagos oportunos, pagar lo no glosado de las

sino que se le está dejando al mercado y esto no funciona.

Cuando se construye una clínica con 200 o 300 camas en un entorno donde esas camas existen y de pronto están sobrando, o entran a sobrar, alguien va a dejar de producir. Esas 300 camas no se necesitan y en cambio otras entidades van a dejar de trabajar, de prestar algunos servicios y van a perder.

INVERSIONES / EN CUOTAS, PAGO DE ACCIONES

ISA busca 'interconectar' 235 mil nuevos socios

Interconexión Eléctrica S.A., la mayor empresa transportadora de energía del país se lanzó al agua con su segunda emisión del programa 'acciones para todos', con el cual espera 235 mil nuevos accionistas que le aportarán recursos frescos por 125 mil millones de pesos.

A partir de hoy y hasta el próximo 10 de mayo cualquier colombiano tendrá la posibilidad de adquirir acciones de ISA, que salen al mercado en momentos en que papeles como los Certificados de Depósito a Término han perdido atractivo por las bajas tasas de interés.

Cada acción tendrá un costo de 1.105,38 pesos y un descuento del dos por ciento, con lo cual la acción se comprará a 1.083,27 pesos. El monto mínimo que cualquier persona puede adquirir es de 800 mil pesos y el máximo 250 millones. La forma de pago podrá ser de contado o financiado a 12 meses sin intereses.

Si las acciones se adquieren financiadas se pagará el 16 por ciento de cuota inicial y 12 cuotas fijas de 56.000 pesos. Pero quien adquiera las acciones de contado tendrá un descuento adicional del 4 por ciento, con lo que el precio de la acción será de 1.061,16 pesos.

Los papeles se podrán comprar a través de la red de oficinas de Bancolombia, Banco Ganadero, Colpatria, Conavi, Davivienda, la Bolsa de Valores de Colombia o las firmas comisionistas de bolsa.

Los futuros compradores solo tendrán que diligenciar un formulario, presentar su cédula y entregar el dinero de la compra en las entidades financieras.

De entrada cada 1-15



JUSTICIA

Vea además en eltiempo.com
Exposición. Las mejores fotos del pasado Bogotá Fashion, en el Museo de Arte Moderno. **Véalo en Cultura.**

Descubren plan contra Chamorro

La Fiscalía detuvo ayer en Bogotá a tres hombres por su presunta participación en un plan para asesinar al congresista Jimmy Chamorro. Los capturados, uno de ellos escolta del parlamentario, pretendían activar una carga explosiva en la residencia de Chamorro. Los detenidos, identificados como Reynaldo Casa, Andrés Giraldo y William Fonseca, serán procesados por tentativa de homicidio con fines terroristas.

Farc actuaron en Quito

El ex alcalde de Quito (Ecuador) Rodrigo Paz confirmó ayer que su hijo, Esteban, fue secuestrado en pasado 19 de febrero en esta capital por las Farc. Esteban Paz fue liberado el pasado sábado. "Hubo que negociar en Colombia. Esto se va a incrementar por parte de estos grupos guerrilleros, que ya tienen mucho contacto en Ecuador", dijo el ex alcalde.

Homenaje al valor



AP

El Presidente de la República, el Ministro de Defensa y el Director de la Policía, condecoraron ayer a los 57 policías que resistieron el ataque de las Farc a las poblaciones de Génova y La Cruz en Nariño la semana pasada. También recibieron reconocimiento 97 miembros del Ejército y la Fuerza Aérea que, por tierra y aire, apoyaron a los policías que repelieron el ataque que duró 48 horas.

Destruyen complejo de coca

La Armada Nacional destruyó dos laboratorios para el procesamiento de cocaína en Puerto Esmeralda (Putumayo) e incautó tres toneladas de hoja de coca, 150 kilos de coca y 200 kilos de cemento. Así mismo fueron destruidas 10 hectáreas cultivadas con hoja de coca. Esta operación se suma a la destrucción, la semana pasada, de otro laboratorio en La Concepción, también en el Putumayo.

LIBERACIÓN / EL MÉDICO ITALIANO QUE LA GUERRILLA TENÍA SECUESTRADO CUENTA SU DRAMA

Los abortos de las Farc

Por 6 meses lo forzaron a ir detrás de la tropa para atender heridos. Hizo 700 operaciones, atendió a la cúpula de las Farc y trató los graves problemas de próstata de 'Tirofijo'.

JHON ALFONSO MORENO
Llano 7 días, Villavicencio.

Tres veces trató de escaparse Luiggi Montiglio de las Farc que lo tuvieron secuestrado hasta el domingo, forzado a atender guerrilleros por toda la selva del oriente colombiano en el último medio año.

Cada una de las tres veces que intentó fugarse se produjo después de que lo obligaron a practicar tres abortos a guerrilleras, una tarea que hizo contra su voluntad y bajo amenaza de muerte.

"Soy urólogo y mi deber, como el de cualquier médico es salvar vidas, no acabar con ellas", dice con tono triste. "Esto fue muy difícil para mí porque nunca había practicado abortos y aquí no me dejaban una opción diferente".

Nunca consiguió su objetivo de escapar, y en cambio sí se hizo acreedor de una condena a muerte que pesa todavía sobre él y que las Farc le fueron prorrogando porque lo necesitaban. "Pero creo que la van a hacer efectiva, aun alguno de los muchachos a los que les salvé la vida", dice.



EL MÉDICO ITALIANO *teme por su seguridad, ya que las Farc lo sentenciaron a muerte.* A pesar de ello, él quiere vivir aquí.

En los seis meses que estuvo secuestrado alcanzó a intervenir quirúrgicamente a unos 700 subversivos, y prestó atención médica a Andrés París, Simón Trinidad, Ivan Ríos y a otros jefes del secretariado de las Farc.

Y aunque nunca estuvo frente a frente con Manuel Marulanda Vélez, 'Tirofijo', en varias oportunidades le recetó medicamentos y tratamientos para los serios problemas de próstata que sufre el guerrillero más viejo del mundo.

Travesía por la selva

Montiglio puede haber caminado más de 5 mil kilómetros en este lapso, siempre a la zaga de los combatientes. Aunque los guerrilleros lo dejaban quedarse durante varios días en los puestos de atención clandestinos que tienen las Farc camuflados en la selva, la mayoría del tiempo estuvo cerca de las zonas de combate, listo a atender a los heridos que iban cayendo.

De uno de esos puestos, en zona rural de Uribe (Meta), tal vez el más grande con que contaban las Farc, se pudo escapar el domingo pasado y deambuló perdido por 48 horas hasta que se encontró con soldados de la Fuerza de Despliegue Rápido (Fudra).

El martes pasado (antier), gracias al italiano, la Fudra consiguió desmantelar ese centro de salud que era un verdadero hospital para atención especializada. Allí fue donde Montiglio conoció más de una vez a la cúpula de las Farc.

En todo este tiempo, quizá lo que más le llamó la atención a este hombre de 48 años, de español difícil, fue la gran promiscuidad que reina entre los guerrilleros, sobre todo entre los mandos medios y los combatientes rasos.

En ese sentido, la mayor cantidad de consultas, mes a mes, eran relacionadas con enfermedades de transmisión sexual.

"La promiscuidad en la guerrilla se da porque no hay muchas normas morales ni mucho interés por controlar este problema. Especialmente es muy grave en los comandantes de frentes guerrilleros", cuenta él.

De todos modos, aclara que entre los miembros del secretariado las enfermedades que tuvo que curar eran fundamentalmente de la piel.

El martes pasado, cuando el general Hernando Alonso Ortiz, comandante de la Fudra, lo invitó a subir al helicóptero que lo conduciría otra vez a la libertad, sintió que un pedazo de su vida, tal vez el más aciago pero el más humano que haya vivido, se quedaba en esas selvas.

"Llevo seis años en Colombia, y aunque sé que ahora va a ser muy difícil seguir viviendo aquí por mi seguridad, si hay una oportunidad para mí en este país, quisiera quedarme", remata él.

*Nombre ficticio. El médico prefirió mantener identidad en reserva.

ESTADOS UNIDOS / CONGRESISTAS DICEN QUE NO HAY PRUEBAS

Nexos Ira-Farc no convencen

SERGIO GÓMEZ MASERI
Corresponsal de EL TIEMPO

WASHINGTON

Demócratas y republicanos bombardearon ayer el informe de la Comisión de Relaciones Internacionales de la Cámara de Estados Unidos que da como un hecho el nexo entre el Ejército Republicano Irlandés (Ira) y las Farc.


General Fernado Tapias

Los congresistas, en audiencia, afirmaron que el texto, además de no reflejar la visión de la mayoría en la Comisión, se basó en "suposiciones", "indicios" y opiniones.

"Lo que sabemos es que en Colombia se capturaron tres irlandeses que se les acusa de pertenecer al Ira y de entrenar a las Farc en tácticas terroristas. Pero el proceso contra ellos aún está en curso, no han sido condenados, ni nada se ha probado", dijo el republicano Peter King. Con él coincidieron Ben Gilman, Ron Paul y otros republicanos y la mayoría de demócratas.

Los legisladores advirtieron que aún si se prueba que son miembros del Ira y sus intenciones, eso no significaba que estuvieran actuando bajo dirección expresa del Ira. Paul y los demócratas Bill Delahunt y Donald Payne insinuaron que el manejo dado al tema refleja la "oscura agenda" de interesados en torpedear el proceso de paz en Irlanda del Norte o asegurar fondos contra el terrorismo en Colombia.

De hecho, hoy se hará en la Cámara la asignación de recursos para las operaciones en el extranjero en el que hay fondos para Colombia y también la nueva autoridad que permitirá que la ayuda dada sea empleada en el combate contra guerrillas y paramilitares.

Y ayer mismo, la Secretaría de Estado defendía en el Senado los recursos para el país y el levantamiento de las restricciones. El subsecretario Marc Grossman presentó por primera vez al Congreso una lista de 11 logros del trabajo de E.U. en Colombia. Entre otras mencionó la entrega de helicópteros (a la Policía 8 de 11 y a los militares 35 de 54), la extradición de 23 colombianos en el 2001, la brigada antinarcóticos (que destruyó 839 laboratorios) y la fumigación de 84.000 hectáreas de cultivos de coca.

Tapias intervino

Reclamó el apoyo financiero para protección de 1.676 amenazados, para alertas de potenciales masacres (106 alertas), ayuda a 330.000 desplazados, desmovilización de 272 niños guerrilleros y la apertura de 18 casas de justicia.

Los funcionarios de la administración admitieron que carecían de pruebas para establecer el vínculo Ira. Farc pero se mostraron "muy perturbados" por la evidencia recopilada por las autoridades colombianas.

El jefe de las Fuerzas Armadas de Colombia, general Fernando Tapias, en la audiencia, por momentos dejó sin palabras a los congresistas. Señaló la semejanza entre los morteros de las Farc y los usados por el Ira. El informe destaca el uso de las "bombas bobas" y carros bomba como prueba del suministro de tácticas del Ira a la guerrilla colombiana.

VIOLENCIA / COMENZÓ BÚSQUEDA DE GOBERNADOR DE ANTIOQUIA

Guerrilla atacó Miranda (Cauca)

POPAYÁN

De milagro, los 50 pacientes del centro médico del Instituto del Seguro Social, de Miranda (Cauca), escaparon a un enfrentamiento entre guerrilleros del frente 6 de las Farc y tropas del Ejército.

El martes, una balacera, que comenzó en pleno corazón del pueblo, llegó hasta las puertas de la clínica, situada en la salida.

Los médicos dijeron que la mayoría de los enfermos salieron corriendo por los corredores cuando varios subversivos intentaron refugiarse en las instalaciones del centro asistencial. Otros pacientes se ocultaron detrás de las camillas.

El alcalde de Miranda, Arnulfo Mostacilla, dijo que no se reportaron heridos ni muertos en el centro médico, ni en el pueblo.

En la persecución de la guerrilla, varias balas de fusil impactaron uno de los tanques de reserva del acueducto de municipal, que ayer en la mañana fue reparado. El alcalde Mostacilla aseguró que los 24.000 habitantes de Miranda están recibiendo el servicio de agua sin ningún contratiempo.

Los combates seguían ayer en los sitios conocidos como Monterredondo y Caraqueño, en zona rural.

Por otra parte, en Antioquia, la Cuarta Brigada del Ejército anunció el comienzo de las operaciones de rescate del gobernador Guillermo Gaviria Correa y del comisionado de paz de Antioquia y ex ministro de Defensa, Gilberto Echeverri Mejía, secuestrados el domingo por las Farc durante la Marcha de la No Violencia al municipio de Caicedo.

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA
$ 8,15 billones es el patrimonio de Ecopetrol.

DÓLAR		CAFÉ COLOMBIANO		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS	
Tasa representativa del mercado	▲$ 2.263,68	Dólares por libra OIC		Dólares por barril		IGBC (Índice General)		Efectivo anual				Pesos por
Casa de cambio (c)	▶$ 2.130,00	Hoy	0,70	Hoy	26,63	Hoy	1.133,21	DTF	10,02%	HOY $ 124,6821	Euro	$ 2.007,89
Casa de cambio (v)	▶$ 2.160,00	Ayer	0,69	Ayer	26,27	Ayer	1.136,62	DTF Trimestre anticipado	9,44%	MAÑANA $ 124,7115	Bolívar	$ 2,61
								TBS Efectivo anual Bancos a 90 días	9,57%		Peso mexicano	$ 244,05

BBVA defiende a su consejero

El Banco Bilbao Vizcaya Argentaria (BBVA) ofreció total respaldo al consejero José Ignacio Goirigolzarri, acusado por la Fiscalía anticorrupción de haber podido intervenir en operaciones de blanqueo de dinero en Perú, México y Colombia, para tomar posesión mayoritaria de entidades financieras. El BBVA aseguró que puede explicar de manera detallada todas las supuestas operaciones fraudulentas. La Fiscalía también acusó —ante el juez español Baltasar Garzón— al actual secretario de Estado de Hacienda, Estanislao Rodríguez Ponga, y otros 25 ex directivos.

La Dian, con mucha calidad



La Dirección de Impuestos y Aduanas Nacionales (Dian) recibió en días pasados la certificación ISO 9000 de parte del Icontec. Para el director de la Dian, Santiago Rojas (en la foto), el 'premio' le permite a los contribuyentes incrementar su nivel de confianza en la entidad, puesto que se está certificando la transparencia en procesos tan sensibles como la devolución de saldos a favor, a la vez que también se garantiza una mayor y mejor seguridad jurídica en las actuaciones frente a la AdministraciónSe trata de la primera entidad gubernamental de control que recibe una certificación ISO.

Crecen colocaciones VIS

En el programa Techo Colmena, este banco reportó a 31 de marzo la apertura de cuentas de ahorro programado por parte de personas interesadas en

VIVIENDA / TARIFAS MÍNIMAS PARA VIGILANCIA

Cuotas de administración, por las nubes

Conjuntos residenciales y otros inmuebles deben garantizar protección laboral de los celadores. Alzas hasta del 20 % en pagos por administración.

De un momento a otro, miles de propietarios de apartamentos y casas de conjuntos residenciales 'descubrieron' que miles de celadores, que velan por su seguridad, no están bien pagos ni gozan de seguridad social.

Y se dieron cuenta porque esa realidad les ha golpeado el bolsillo: las cuotas de administración han subido 10, 15 y hasta 20 por ciento, mientras que esperaban que solo aumentaran alrededor del 6 por ciento, que es la meta de inflación para este año.

Los incrementos obedecen a un decreto sobre tarifas mínimas de vigilancia y al incumplimiento de las obligaciones laborales con sus trabajadores, por parte de empresas del sector –legales y piratas–, con las cuales los conjuntos residenciales contratan el servicio.

Algunas no pagan aportes a salud, pensiones, riesgos profesionales, Sena, Bienestar Familiar y cajas de compensación familiar.

En el país hay cerca de 120.000 celadores trabajando en 1.250 compañías de vigilancia. Aunque quien contrate una firma pirata puede ser multado hasta con 12 millones de pesos, la mitad del total son ilegales.



LA SEGURIDAD SOCIAL DE LOS CELADORES, un problema de pes en los conjuntos residenciales. Archivo / EL TIEMPO

Un estudio del Ministerio de Trabajo, la Superintendencia de Salud y la Secretaría de Salud del Distrito señala que la vigilancia privada es el sector con la mayor elusión y evasión de aportes a salud (77 por ciento), pensiones (91 por ciento) y riesgos profesionales (71 por ciento), en Bogotá.

Domingo Quiñónez*, celador de una firma de vigilancia bogotana asignado a un conjunt residencial, se gana 309.000 p sos mensuales, aunque trabaj horas extras (diurnas y noctu nas) domingos y festivos. "So me descuentan para salud", d jo Domingo, afiliado a la EP del Seguro Social.

El gerente de la firma, co más de 25 años en el mercad habló con la condición del an nimato: "Tampoco aportamo para pensiones ni para riesgos

1-1

adquirir vivienda de interés social (VIS), por valor de 53 mil millones de pesos. Colmena aseguró que con este volumen de colocaciones posee el 30 por ciento del mercado, en cuanto a valor, y el 42 por ciento respecto al número de cuentas en el sistema hipotecario.

POLÍTICA

Vea además en
eltiempo.com
Hallazgo. Difunden poema inédito de Neruda, escrito a pedido de las Juventudes Comunistas de Chile. Detalles en Cultura.

Vía libre para compra de avión

El Consejo de Política Económica y Social (Conpes), reunido ayer, le dio luz verde al Gobierno para que compre un nuevo avión que reemplace al actual, un Fokker. Según el jefe de Planeación, Juan Carlos Echeverry, la compra se hará con recursos de la FAC. El general Héctor Fabio Velasco, comandante de la FAC, dijo que una comisión técnica estudia distintas propuestas y que la decisión está entre un avión 757-200 y un Airbus. El presidente Andrés Pastrana entregará su mandato en menos de cuatro meses.

'No tenemos candidato': Farc

Las Farc dialogarán con cualquiera que sea el próximo presidente, si este no impone condiciones. Así lo dijo el ex negociador guerrillero Carlos Lozada en una entrevista publicada por Anncol, la agencia que recoge informaciones de ese grupo. "No tenemos un candidato que sea de nuestro gusto y en ese sentido lo que debe tenerse en cuenta es que el diálogo no puede partir de ningún tipo de condicionamiento", afirmó Lozada.

El plato de Uribe



CityTV

A pesar de los problemas de seguridad, el candidato presidencial Álvaro Uribe Vélez llegó el lunes a mediodía al programa "Mujeres en Línea", de City TV. Uribe hizo gala de sus habilidades culinarias y preparó una entrada: tomates a la parmesana. "Muy ordenadas todas las rodajas", comentó Gloria Cecilia Gómez, la presentadora del programa, que está llevando a cocinar a los candidatos.

Cambios en Cancillería

Hay movimientos en la Cancillería. Eugenia Paredes, funcionaria de carrera y directora de planeación de ese ministerio, será la nueva embajadora de Colombia en Egipto. La jefe de prensa del ministerio, Rocío Prieto, fue designada como una de las tres cónsules en Nueva York, para reemplazar a la también periodista María Eugenia Villa. Y Cristina



CÉSAR VILLEGAS, dirigente deportivo asesinado recientemente.



JUSTO PASTOR PERAFÁN, narcotraficante extraditado.



JOSÉ GUERRA, ex senador condenado dentro del proceso 8.000.

CAMPAÑA / SIGUEN LOS ENFRENTAMIENTOS RADIALES ENTRE LOS CANDIDATOS

Uribe acusó a Noemí y a Coronell

Los acusados por el candidato se defienden. El tono de las campañas presidenciales sigue subiendo de intensidad.

Álvaro Uribe se convirtió ayer en un botafuego y cuestionó comentarios que Noemí Sanín habría hecho sobre él en privado. También dijo que María Emma Mejía estaba aliada con Mary Robinson, comisionada de Derechos Humanos de la ONU, y que el periodista Daniel Coronell, director de *Noticias Uno*, fue socio de César Villegas, condenado dentro del proceso 8.000.

En declaraciones a Caracol Radio, Uribe reveló que Noemí habría dicho "que en el atentado de Barranquilla yo iba en un vehículo paramilitar y con paramilitares. Sin hacerle ninguna imputación a ella, quiero decir que iba en un vehículo de



DANIEL CORONELL, director de Noticias Uno, dice que Uribe no ha dado respuesta a algunos interrogantes planteados. Archivo / EL TIEMPO

le hizo la semana pasada la alta comisionada de Derechos Humanos de la ONU, Mary Robinson, Uribe comentó que en "la campaña serpista se jactan de que María Emma Mejía ha intervenido en eso".

jo que es "importante que diga muy claramente para que tenga solidez ética en sus investigaciones periodísticas si fue él o no socio de César Villegas. No es bueno para la prensa tener noticieros en cabeza de testafe-

Ante los cuestionamientos de Uribe, Coronell respondió: "Me asiste el derecho y el deber de dejar cerrado el capítulo. Yo no soy el candidato. Yo no quiero polemizar con él. Lo único claro es que Uribe no ha respondido las tres preguntas que nosotros le hicimos".

En la controversia terció sorpresivamente el ex senador José Guerra de la Espriella, quien fue condenado dentro del proceso 8.000. Según él, en agosto de 1994 Coronell y Villegas se disputaron las acciones preferenciales del noticiero *NTC* en un pleito ante la Superintendencia de Sociedades.

"Coronell alegaba que Villegas iba a salir favorecido con las acciones porque era amigo mío, ya que el entonces secretario general de la Superintendencia de Sociedades, Miguel de la Espriella, era mi primo. La verdad es que el pleito lo ganó Coronell.

Según Guerra, "Coronell cuestionó a Villegas por haber sido amigo de Uribe, pero no lo

Carrizosa, secretaria privada de la Primera Dama de la Nación, Nhora Puyana, fue nombrada primera secretaria de la Embajada ante la Santa Sede.

Congresistas no serán ministros

Se hundió el proyecto de acto legislativo que permitía a los senadores y representantes ser ministros o embajadores sin incurrir en violación del régimen de incompatibilidades que establece la Constitución. La decisión la tomaron ayer la mayor parte de los miembros de la Comisión I del Senado. Los congresistas aseguraron que no tenía sentido aprobar esta iniciativa, pues el candidato que gane las elecciones tiene su proyecto de reforma política.

El crédito estudiantil de Noemí

La candidata presidencial Noemí Sanín lanzó su plan de crédito estudiantil para los jóvenes. Según su propuesta, los préstamos tendrán bajas tasas de interés y contarán con dos años de gracia mientras el beneficiario consigue trabajo. Además, si el joven funda una empresa tendrá dos años más de gracia. El único requisito que se exigirá para obtener el préstamo será la firma del estudiante. "Crédito viene de creer, y yo creo en los jóvenes. No son sólo el futuro, son también el presente", dijo Noemí.

Lucho, a Estados Unidos



El candidato presidencial del Polo Democrático, Luis Eduardo Garzón, comienza hoy una visita de cuatro días a Washington, Nueva York y Miami (E.U.), donde expondrá sus críticas al Plan Colombia. Garzón se entrevistará con altos funcionarios del Departamento de Estado y la DEA, así como con congresistas, académicos, miembros de organizaciones de derechos humanos y voceros de la comunidad colombiana.

Reembolsos por celulares

La Contraloría General de la República informó ayer que, gracias a su gestión, los congresistas han reembolsado al Estado más de 763 millones de pesos por concepto de sobreconsumo en teléfonos celulares. Sin embargo, advirtió que próximamente iniciará procesos de responsabilidad fiscal contra un grupo de representantes y funcionarios que deben más de 192 millones de pesos por el mismo concepto.

Adhesión de jóvenes a Serpa

El candidato liberal Horacio Serpa recibirá hoy la adhesión de jóvenes de 19 ciudades del país. El ex ministro estará en la sede de las juventudes serpistas donde suscribirá el acta de adhesión que sintetiza su compromiso con la juventud, la educación pública bilingüe, el fomento al joven empresario y el subsidio escolar. En Medellín, Cali, Bucaramanga y Cartagena, entre otras, habrá actividades serpistas y el candidato hablará con los jóvenes a través de teleconferencia.

quilla, Rafael Matero".

Luego señaló que Noemí le dijo al Presidente del Banco Interamericano de Desarrollo (BID) que "si Álvaro Uribe gana la Presidencia de la República es como si la ganara Carlos Castaño". Noemí respondió a los cuestionamientos (ver nota anexa).

Al referirse a las críticas que ... Emma dijo a este diario: "Eso no cierto. No he tenido con la señora Robinson, ni con su oficina ningún tipo de contactos desde 1997".

Sobre Coronell, quien en su noticiero denunció que un helicóptero que fue de la familia del candidato Uribe apareció en el complejo cocainero de Tranquilandia, en 1984, el candidato di- ... to que Augusto López y Carlos Alberto Plata tienen intereses en esa empresa.

Los nexos de Coronell con Villegas, asesinado recientemente, al igual que con los hermanos Cañón, relacionados con empresas del narcotraficante Justo Pastor Perafán, hoy extraditado, se amplían en una nota anexa.

... Es más, Beatriz Sanín, hermana de Noemí, aparece firmando el acta de constitución del noticiero *NTC*, en el 91".

Sobre este particular, Noemí dijo: "Mi hermana (Beatriz), después de ser magistrada auxiliar del Consejo de Estado, fue gerente de *NTC*, pero solo durante seis meses. Ahí fue cuando conocí a Daniel Coronell".

DEBATE / 'NO SE DEBE DESVIAR LA POLÉMICA', DICE CORONELL

Los polémicos nexos de NTC

"Es importante que el señor Daniel Coronell diga muy claramente –para que tenga solidez ética en sus investigaciones periodísticas– si fue él o no socio del señor César Villegas...".

La conminación la hizo ayer el candidato presidencial Álvaro Uribe al director de *Noticias Uno*, tras la polémica desatada por una noticia emitida por ese informativo sobre supuestos favorecimientos de Uribe a su padre, Alberto Uribe Sierra, cuando ocupó la dirección de la Aerocivil y –retomando una revelación de EL TIEMPO– sobre la presencia de un helicóptero que perteneció a Uribe Sierra y que fue incautado en una operación de narcotráfico.

'Allí editaba todo el mundo... Nunca conocí a Perafán', dice Coronell.

En la polémica, terció 'Joselito' Guerra de la Espriella, político condenado por enriquecimiento ilícito.

Guerra también dijo que Coronell fue socio de Villegas –dirigente deportivo condenado dentro del 8.000, asesinado recientemente– y de los hermanos Cañón, conectados a empresas del narcotraficante extraditado Pastor Perafán.

¿A qué se refieren Uribe y Guerra?

Según Cámara de Comercio, en 1990 Coronell fue socio de Villegas en el noticiero *NTC*, hoy programadora. Ese año, se conoció una grabación en la que el narcotraficante Miguel Rodríguez se refiere a Villegas como 'El Bandi'.

Tras advertir que no se debía desviar la polémica –al pasarlo a él de investigador a investigado– Coronell dijo que en ese entonces, Villegas era un influyente dirigente sin líos judiciales y que, luego de una pelea, le compró sus acciones.

Villegas fue director de Planeación de la Aerocivil durante la gestión de Uribe –1980-1982– a donde llegó por recomendación de Ernesto Samper.

Otro de los socios de *NTC* fue el hermano del periodista deportivo David Cañón, Marco Antonio, gerente de la empresa Imagen y Sonido, que resultó incautada por la Dirección de Estupefacientes por ser de Perafán.

"¿A quién representaban los Cañón?", preguntó Guerra a Coronell. "Me imagino que a ellos mismos", dijo y advirtió que para pagar su participación en el noticiero, Marco Antonio Cañón prestaba unos equipos en una productora.

"Allí editaba todo el mundo... a la vuelta de unos años se viene a saber que esa empresa es de Perafán, al que nunca conocí", dijo Coronell.

David Cañón –quien aparece como accionista del también incautado Hotel Chinauta Resort, del que era accionista mayoritario Perafán– dijo a EL TIEMPO que cuando su hermano fue gerente de Imagen y Sonido, Perafán no tenía requerimiento alguno.

Sobre participación en el Chinauta, añadió: "Fue en pago por trabajos de publicidad".

Finalmente, Coronell dijo que no era testaferro de nadie en *Noticias Uno*, e invitó a Uribe a denunciarlo para que las autoridades lo investiguen.

CONTROVERSIA

Noemí responde acusaciones

El candidato Álvaro Uribe denunció que su contrincante Noemí Sanín aseguró que si él ganaba las elecciones era un triunfo para Carlos Castaño, uno de los jefes de los paramilitares. Noemí, en diálogo con este diario, negó esa afirmación.

Entre tanto, la candidata afirmó: "Eso es falso. Quiero decir que es muy grave que con los problemas que tiene Colombia sus líderes no estén a la altura de las circunstancias y con base en chismes estén haciendo la política".

El candidato también aseguró que Noemí había dicho que en el atentado que Uribe sufrió en Barranquilla, el automóvil blindado que lo transportaba pertenecía a un paramilitar.

"Tengo que decir que el doctor Uribe utilizó una conversación que yo tuve con uno de sus mejores amigos en privado y yo le dije que para los candidatos era muy peligroso que nos montaran en el carro a personas que no conocíamos".

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

US $600 millones costó la construcción de la hidroeléctrica Miel 1.

DÓLAR

Tasa representativa del mercado	$ 2.259,88
Casa de cambio (c)	$ 2.130,00
Casa de cambio (v)	$ 2.160,00

CAFÉ COLOMBIANO — Dólares por libra OIC

Hoy	0,69
Ayer	0,71

PETRÓLEO — Dólares por barril

Hoy	26,27
Ayer	26,38

BOLSA DE COLOMBIA — IGBC (Índice General)

Hoy	1.136,62
Ayer	1.134,85

INTERÉS — Efectivo anual

DTF	10,02%
DTF Trimestre anticipado	9,44%
TBS Efectivo anual Bancos a 90 días	9,48%

UVR

HOY	$ 124,6527
MAÑANA	$ 124,6821

MONEDAS — Pesos por

Euro	$ 2.016,32
Bolívar	$ 2,60
Peso mexicano	$ 243,89

Vitaminas de contrabando

La Dian de Cali aprehendió 811 millones de pesos en vitaminas, proteínas, multivitamínicos y anabólicos que ingresaron de contrabando al país. La mercancía no estaba amparada con declaraciones de importación ni tampoco tenía permisos del Invima para adelantar su comercialización. La mayor parte de la mercancía es producida en los Estados Unidos.

Créditos lácteos

Créditos Finagro
(Millones de pesos)

Año	No. créditos	Valor
2000	1.696	45.730
2001	5.572	76.333
A feb./02	854	18.096

Fuente: Finagro. Gráfico: Diseño Editorial / EL TIEMPO

Entre el año 2000 y febrero de 2002 Finagro otorgó al sector lechero créditos por 157.530 millones de pesos para producción, transformación y comercialización. Para la agroindustria se destinaron 36.800 millones de pesos que se dirigieron a la compra de materia prima, principalmente por parte de ganaderos organizados en cooperativas. El resto de recursos se destinó a compra de equipos, la adquisición de animales y adecuación de tierras, entre otros rubros.

Utilidades de Corfinsura

La Corporación Financiera Nacional y Suramericana S.A. (Corfinsura) registró utilidades por 12.371 millones de pesos en el primer trimestre del año, frente a los 18.874 millones obtenidos en el mismo periodo del año anterior. Las menores utilidades se debieron a las mayores provisiones que tuvo que hacer la empresa por norma de la Superintendencia Bancaria.

'BBVA, eficiente y sólido'

El ministro de Economía de España, Rodrigo Rato, sobre el Banco Bilbao Vizcaya Argentaria (BBVA), investigado por un entramado secreto que creó en el exterior, dijo ayer en Nueva York que "continúa siendo uno de los mejores bancos europeos, más

CRISIS / FMI PREVÉ CRECIMIENTO DEL 0,5 % PARA LA REGIÓN

Año gris en A. Latina

Si la situación de Argentina se complica, se deterioraría la confianza en la región. Duhalde amenaza con renunciar si no aprueban el Plan Bonex.

RESUMEN DE AGENCIAS AFP Y AP

El 2002 tampoco será el año de la recuperación económica para América Latina. La profundización de la crisis en Argentina, los problemas de sus principales socios comerciales y las dificultades fiscales de la mayoría de países, llevan a los analistas a tener malos augurios.

Las perspectivas económicas del Fondo Monetario Internacional (FMI) apuntan a un crecimiento de apenas el 0,5 por ciento. Sin tener en cuenta a Argentina–cuya economía caerá alrededor del 9 por ciento–, América Latina crecería 2 por ciento este año.

A ello se sumaría un repunte en la inflación, que rondará el 11,4 por ciento, debido a la mayor devaluación de Argentina, Uruguay y Venezuela.


TERRORISMO ECONÓMICO

LOS AHORRADORES argentinos siguen protestando porque no pueden retirar sus depósitos de las entidades financieras. AFP

Economía de América Latina según FMI

Variables	2001	2002	2003
Crecimiento del PIB	0,6%	0,5%	3,6%
Inflación	5,7%	11,4%	6,4%
Déficit sector público (% PIB)	-4,2%	-3,6%	-2,7%
Inversión (% PIB)	19,4%	19,7%	20,4%
Ahorro Nacional (% PIB)	16,6%	17,2%	17,9%
Déficit cuenta corriente (% PIB)	-2,8%	-2,5%	-2,5%
PIB (miles de millones US $)	1.892	1.838	1.927

Fuente: FMI. Gráfico: Diseño Editorial / EL TIEMPO

Y eso es precisamente lo que esta ocurriendo. Ayer, el presidente Eduardo Duhalde anunció que si el Congreso demora u omite la sanción de una ley para entregar bonos a cambio de los depósitos con-

El plan anunciado por Duhalde, sin embargo, no fue bien recibido. Argentina comenzó a experimentar los inconvenientes del feriado bancario y cambiario, en un clima de protestas de parte de los in-

cos, calificaban de robo al llamado "Plan Bonos".

La crisis llegó a tal punto, que en los cajeros automáticos no fue posible hacer retiros, porque los bancos no tenían efectivo.

El feriado bancario se prolongará, en espera de que se apruebe el proyecto del gobierno que convierte en bonos a 5 y 10 años todos los depósitos de los ahorradores en el sistema financiero.

Nuevos interrogantes

El FMI advirtió sobre el abultado endeudamiento externo del Brasil, que llegó a 237.900 millones de dólares, es decir, el 10 por ciento de la deuda de todo el planeta.

A pesar de las críticas, Claudio Loser reconoció que Brasil ha demostrado capacidad para reaccionar a las turbulencias externas, cuenta con una política monetaria restrictiva "con capacidad de maniobra" y posee una política fiscal para neutralizar eventuales choques.

En Venezuela preocupan los anuncios sobre el aumento del gasto público, aunque esto se podría ver compensado con un incremento del precio del petróleo. Si bien el Fondo no se re-

eficientes y más solventes, y sobre los hechos que indudablemente puedan ser graves tendrán que responder quienes los hayan cometido". El presidente del BBVA, Francisco González, debe comparecer el próximo jueves ante el juez Baltasar Garzón, juez de la causa.

Transacción transparente



Precisamente, el codirector del Banco de la República, Carlos Caballero Argáez (en la foto), quien era presidente de la Bolsa de Bogotá cuando el Banco Bilbao Vizcaya Argentaria (BBVA) adquirió el primer paquete accionario del Banco Ganadero, en 1996, dijo que esa transacción fue transparente y que, incluso, recuerda que estuvo muy bien hecha. Los comentarios del funcionario se producen en momentos en que es cuestionada la operación por supuesto lavado de dinero.

Golpe a cafeteros

La medida de restablecer la contribución cafetera, una especie de impuesto que se cobra por libra exportada de café, afectará directamente el ingreso de los productores, ya que evitaría que se beneficien de una porción importante del alza del precio externo. Según la Asociación Nacional de Instituciones Financieras (Anif), el beneficio de la contribución se irá para el Fondo Nacional del Café que terminaría, en términos netos, con el 94 por ciento del subsidio actual.

Capitalización

En 1.816 millones de pesos se acaba de capitalizar Finamérica, entidad dedicada a la financiación de la microempresa. Los recursos los obtuvo de una emisión de acciones por 300 millones de pesos y la colocación de bonos convertibles en acciones por 1.516 millones.

El director para el Hemisferio Occidental del FMI, Claudio Loser, indicó que Latinoamérica podría sufrir una reducción mayor de la confianza, si la situación del país austral se deteriora más.

gelados, se deberán "abrir los bancos y que sea lo que Dios quiera".

El mandatario sentenció que estaría dispuesto a renunciar si no logra un acuerdo sobre el tema.

dignados clientes. Buenos Aires volvió a ser escenario ayer de ruidosas manifestaciones de grupos de ahorradores, que haciendo sonar cacerolas y golpeando contra las puertas y ventanas de los ban-

firió al caso colombiano, en el *país ha surgido un debate sobre* el desempeño económico. Los analistas privados aseguran que este año el PIB no crecerá 2,5 por ciento como estima el Gobierno.

INVERSIÓN / LA PRIMERA COLOCACIÓN POR $ 255 MIL MILLONES TUVO GRAN ACOGIDA

IFC alista nueva emisión de bonos

La International Finance Corporation (IFC), filial del Banco Mundial, prepara una segunda colocación de bonos en Colombia por 125 mil millones de pesos.

Un primer paquete, por 225 *mil millones de pesos, fue* colocado en días pasados a través de la Corporación Financiera Nacional y Suramericana (Corfinsura), entre fondos mutuos, fondos de pensiones e inversionistas privados.

Según Corfinsura, los bonos de esa primera emisión tuvieron gran acogida. Tanto, que su demanda llegó a 577 mil millones de pesos, cuando sólo se ofertaron 225 mil millones.

Esto, a pesar de que salieron a un plazo de 5 años y una tasa de interés inferior en 0,50 *por ciento* a la que ofrecen los títulos del Tesoro TES, redimibles en el 2006. En efecto, mientras los TES pagan 14,20 por ciento, los bonos IFC llegan a 13,70.

La segunda emisión de papeles IFC saldrá al mercado colombiano después de que la entidad coloque 1 billón de dólares *en el mercado mundial.*

La estructuración y colocación de los bonos la hizo Corfinsura, en asocio con el BNP Paribas, de Francia. "Lo destacable es que IFC decidiera sacar papeles denominados en pesos y con una tasa fija", dijo el vicepresidente de Corfinsura, Sergio Restrepo.

En su opinión, es de relievar el hecho de que la IFC quiera estimular el mercado colombiano, "porque sabemos *que esos papeles los hubiera* podido emitir en Japón y en dólares y una tasa de interés basada en la Libor (2,14 por ciento), y los hubiera colocado en menos de 2 horas".

ECONÓMICAS

ACCIONES DE MAYOR MOVIMIENTO

ESPECIE	PRECIO ANTERIOR	PRECIO CIERRE	VARIACIÓN	VARIACIÓN PORCENTUAL	PRECIO MÁXIMO	PRECIO MÍNIMO
BOLSA DE VALORES DE COLOMBIA						
BAVARIA	8,450.00	8,600.00	150.00	1.78%	8,600.00	8,450.00
SUR.INVERSIONES	1,002.00	1,030.00	28.00	2.79%	1,036.00	1,025.00
CEMCARIBE	5,540.00	5,553.00	13.00	0.23%	5,553.00	5,541.00
CHOCOLATES	6,000.00	5,910.00	-90.00	-1.50%	5,910.00	5,900.00
CEMARGOS	6,550.00	6,624.00	74.00	1.13%	6,625.00	6,600.00
PAPELNAL	115.00	112.00	-3.00	-2.61%	112.00	111.00
BANBOGOTÁ	5,075.00	5,094.00	19.00	0.37%	5,099.00	5,094.00
CEMPAZRIO	2,049.00	1,850.00	-199.00	-9.71%	1,850.00	1,850.00
COLTABACO	2,424.00	2,450.00	26.00	1.07%	2,450.00	2,400.00
COL.INVERSIONES	1,050.00	1,050.00	0.00	0.00%	1,051.00	1,050.00
ISAPV	1,030.00	1,029.00	-1.00	-0.10%	1,029.00	1,029.00
AVAL	150.00	150.00	0.00	0.00%	150.00	150.00
BANCOLOMBIA	1,351.00	1,355.00	4.00	0.30%	1,355.00	1,345.00
VAL.BAVARIA	210.00	201.00	-9.00	-4.29%	201.00	201.00
COLTEJER	21.60	23.70	2.10	9.72%	23.70	23.70
NOEL	5,700.00	5,611.00	-89.00	-1.56%	5,611.00	5,611.00
INTERBOLSA	2,500.00	2,500.00	0.00	0.00%	2,500.00	2,500.00
CARULLA	10,800.00	10,800.00	0.00	0.00%	10,800.00	10,800.00
MINEROS	195.00	195.00	0.00	0.00%	195.00	195.00
ÉXITO	3,300.00	3,300.00	0.00	0.00%	3,300.00	3,300.00

Fuente: BVC

ÍNDICES ACCIONARIOS

IGBC
Bolsa de Colombia abril


1.120,54
1.134,85
08 09 10 11 12 15 16 17 18 19

Fuente: Bolsa de Colombia

DOW JONES
Bolsa de Nueva York abril


10.249,08
10.257,11
08 09 10 11 12 15 16 17 18 19

Fuente: Bolsa de Nueva York

NIKKEI
Bolsa de Tokio abril


11.352,89
11.512,01
08 09 10 11 12 15 16 17 18 19

Fuente: Bolsa de Tokio

FTSE 100
Bolsa de Londres abril


5.178,60
5.243,60
08 09 10 11 12 15 16 17 18 19

Fuente: Bolsa de Londres

LOS MERCADOS

RESPUESTA / ESTE AÑO SE HAN CUMPLIDO 46 REUNIONES CON SINDICATO

'Bavaria respeta los derechos sindicales'

Presidente de la cervecería respondió a las denuncias de Mintrabajo, sobre presiones y violación de derechos sindicales.

El presidente de Bavaria, Ricardo Obregón Trujillo, le envió una carta de respuesta al ministro de Trabajo, Angelino Garzón, en la cual expresa que: "sobre la presunta violación al derecho de asociación sindical, quiero afirmarle que la empresa ha respetado y respetará siempre los derechos individuales de sus trabajadores y aquellos concernientes a las organizaciones sindicales".

El martes pasado, el ministro Garzón le había manifestado al directivo ciertas dudas sobre el respeto a los derechos sindicales en Bavaria y el cumplimiento de la convención colectiva.

Según Obregón, hoy existen, además de Sintrabavaria, dos sindicatos de industria, Sintracervezas y Sico, y en estos días se ha comunicado la posible creación de otros más, Usitac y Sintráguila.

"Nada más equivocado que hablar de falta de diálogo con el sindicato", dijo,



RICARDO OBREGÓN, presidente de Bavaria S.A.

y agregó que en lo corrido del 2002 se han realizado 46 reuniones, tanto a nivel nacional como local, con dirigentes de Sinaltrabavaria.

En su carta al presidente de Bavaria, el ministro Garzón dijo que tiene denuncias del sindicato sobre presiones para obtener retiros voluntarios, retención de cuotas sindicales, falta de diálogo, atentar contra el derecho de asociación sindical y despidos ilegales de directivos sindicales. Garzón anunció una investigación y el estudio de las medidas necesarias para proteger el libre ejercicio de la actividad sindical.

En la respuesta a Garzón, el presidente de Bavaria indica que, después de serios estudios, se llegó a la conclusión de que era indispensable concentrar la producción en las plantas que por sus condiciones tecnológicas, de eficiencia y situación geográfica, estuvieran mejor preparadas para elaborar los productos en forma más rentable y eficiente. "La compañía ofreció un excelente plan de retiro voluntario a los trabajadores, fundamentalmente en 8 de sus plantas, a finales del 2001", dijo.

Estos planes, añadió, son más benéficos y menos traumáticos que la solicitud de autorización legal de despido colectivo, la cual impone el retiro de los trabajadores afectados, recibiendo simplemente la indemnización legal.

Sobre la supuesta retención de cuotas sindicales, Bavaria explicó que se procedió a la suspensión de los descuentos sindicales ordinarios y extraordinarios, por la implementación de un nuevo sistema de procesamiento de nómina, la creación de otras organizaciones sindicales y a que Sinaltrabavaria no suministró el listado de sus afiliados.

Respecto de la inconformidad del ministro Garzón sobre los problemas para el ingreso de los inspectores de trabajo a varias plantas de Bavaria, Obregón dijo que las puertas de la empresa están abiertas.

HIDROMIEL 1

Otra arma contra 'El Niño'

Ayer arrancó el llenado de Hidromiel 1, una de las más grandes hidroeléctricas del país, *que generará el 8 por ciento* de la energía que se produce en Colombia y una nueva herramienta para enfrentar el esperado fenómeno de 'El Niño'.

La hidroeléctrica está localizada al nororiente del departamento de Caldas y es un proyecto que data de 1997.

La capacidad de la represa es de 565 millones de metros cúbicos de agua, lo que le permitirá generar 1.460 gigavatios por hora.

Según el presidente Andrés Pastrana, quien presidió los actos protocolarios, Hidromiel 1 generará anualmente la energía equivalente a la demanda eléctrica del total del país de 12 días seguidos.

El proyecto tuvo un presupuesto de 600 millones de dólares de los cuales ya se han ejecutado 495 millones, es decir un 95 por ciento.

La hidroeléctrica, que es de propiedad de Isagén, estará completamente llenada en agosto y se espera que sirva para contrarrestar los efectos de 'El Niño', cuya aparición está prevista para el segundo semestre del año y el cual se caracteriza por la escasez de lluvias.

Durante esta administración también han entrado en operación las hidroeléctricas Urrá en Córdoba y Porce II en Antioquia.

En el mundo

BOLSA DE NUEVA YORK

NUEVA YORK (EFE)

Las bolsas de Nueva York bajaron ayer fuertemente, especialmente el Nasdaq, que perdió más de un 2 por ciento, arrastradas por las malas noticias empresariales del sector de las telecomunicaciones, especialmente de WorldCom y Ericsson.

El Dow Jones de Industriales bajó 120,68 puntos (1,18 por ciento) hasta las 10.136,43 unidades, después de que en la jornada del viernes ganara 51 puntos. El Nasdaq descendió 38,15 puntos (2,12 por ciento) hasta los 1.758,68 puntos, tras la baja de 5 unidades del viernes.

PETRÓLEO

NUEVA YORK (EFE)

El precio del crudo inició la semana con un ligero descenso en Nueva York, a la espera de nuevos datos sobre reservas y después de que Arabia Saudí reiterase el compromiso de la OPEP de compensar cualquier alteración de los suministros.

El precio de los contratos para mayo, que expiraron ayer, del Petróleo Intermedio de Texas, el de referencia en Estados Unidos, bajó 0,11 dólares, para quedar a 26,27 dólares por barril.

En Colombia

DÓLAR

Mercado cambiario	Abril 22 /2002
Precio de apertura	$2.261,00
Precio promedio	$2.260,09
Precio de cierre	$2.262,00
Precio mínimo	$2.254,55
Precio máximo	$2.263,80
Monto	451,50*
No. Operaciones	418

(*) millones

Fuente: Banco de la República

FONDOS

ADMINISTRADOR ÚLTIMO MES	FONDO	EFC. NETA
Asesores en Valores	Invertir	10,57%
Correval	Fonval	10,13%
Acciones y Valores	Accival	n.d.
Ultrabursátiles	Ultrarenta	11,09%
Comis. de Colombia	Opción	11,31%
Promotora Bursátil	Promorenta	n.d.
BBVA Val. Ganadero	Fontesoro	13,69%
Corredores Asociados	Interés	10,05%
Serfinco	Olimpia	10,31%
Suvalor	Surenta	9,92%
Nacional de Valores	Rentaval	10,99%
Valores del Popular	Multiplus	11,22%
Profesionales de Bolsa	Valor	10,47%
Interacción	Interrenta	10,62%
Multivalores	Multivalor	9,90%
Valores de Occidente	Occivalor	11,08%
Nación	Renta Nación	10,68%

Fuente: Comisionistas de bolsa

TASAS DE INTERÉS

INDICADOR	UNIDAD	19.04.2002	INDICADOR	UNIDAD	ACTUAL	ANTERIOR
Créd. de consumo	%Efect.	29,08	UVR	%	0,71	1,26
Tarj. de crédito	%Efect.	30,55	DTF	%Efect.	10,02	10,39
Crédito ordinario	%Efect.	15,13	DTF	%Tr. A.	9,44	9,76
Créd. corporativo	%Efect.	10,77	DTF	%Tr. V.	9,66	10,01
Créd. de tesorería	%Efect.	11,12	DTF	%Sm. A.	9,32	9,64
Tasa interbancaria	%Día venc.	7,80	DTF	%Sm. V.	9,78	10,13
Libor (180 días)	%Efect.	2,14	TCC	%Efect.	10,75	10,91
Prime	%Efect.	4,75	TCC	%Tr. A.	10,08	10,22
TBS 2-14 (PM10)	%Efect.	6,39	TCC	%Tr. V.	10,34	10,49
TBS 15-29 (PM10)	%Efect.	3,80	TCC	%Sm. A.	9,95	10,09
TBS 30 (PM10)	%Efect.	6,66	TCC	%Sm. V.	10,48	10,63
TBS 60 (PM10)	%Efect.	7,95	Capt. 180	%Efect.	10,49	10,98
TBS 90 (PM10)	%Efect.	9,99	Capt. 360	%Efect.	10,90	11,11
TBS 180 (PM10)	%Efect.	10,27	Int. bnc. cte.	%Efect.	21,03	20,97
TBS 360 (PM10)	%Efect.	11,07	Usura	%Efect.	31,55	31,46
TBS >360 (PM10)	%Efect.	12,14	Int. Mora	%Efect.	31,55	31,46

(PM10)=Promedio móvil 10 días- Fuente: Superintendencia Bancaria y Banco de la República

FIDUCIARIAS

FIDUCIARIA	FONDO	RENT.
Fiduameris	FCO	10,84%
Fidunión	FCO Único	10,67%
Fiducolombia	FCO Fiducuenta	11,97%
Fiducomercio	FCO Unir	10,71%
Fiduvalle	FCO Valor Plus	13,24%
BBVA Fiduciaria	FCO Fam	10,48%
Fiduagraria	FCO Confirenta	11,25%
Fiduoccidente	FCO Occi Renta	11,27%
Lloyds Trust	FCO Lloyds Open	10,24%
Fiducolmena	FCO	11,34%
Fiducafé	FCO Rentacafé	11,37%
Helm Trust	FCO Credifondo	11,26%
La Previsora	FCO Efectivo	12,02%
Cititrust	FCO Interfondo	10,17%
Fidutequendama	FCO Cash	11,73%
Fidubogotá	FCO Premier	13,48%

Rentabilidad efectiva neta promedio última semana

Fuente: Sociedades fiduciarias

MONEDAS

PAÍS	MONEDA	US$	PESOS
Europa	Euro	1.1213	2,016.32
Gran Bretaña	Libra Est. (£)	0.6904	3,274.77
Australia	Dólar	1.8519	1,220.85
China	Yuan	8.2772	273.15
Dinamarca	Corona	8.3600	270.44
Rusia	Rublo	31.189	72.490
Suiza	Franco Suizo	1.6449	1,374.49
Japón	Yen (¥)	129.89	17.406
Canadá	Dólar can.	1.5755	1,435.04
Brasil	Real	2.3300	970.34
Argentina	Peso	3.0500	741.28
Perú	Nuevo Sol	3.4200	661.08
Chile	Peso	644.00	3.5107
Venezuela	Bolívar	869.00	2.6017
Ecuador	Dólar	1.0000	2,260.90
México	Peso	9.2700	243.89
Panamá	Balboa	1.0000	2,260.90

Fuente: Agencias

ECONÓMICAS

02 JUL 22

CIFRA DEL DÍA
85 por ciento de los hogares no tienen capacidad de ahorro.

DÓLAR		CAFÉ COLOMBIANO		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS	
Tasa representativa del mercado	$ 2.260,90	Dólares por libra OIC		Dólares por barril		IGBC (Índice General)		Efectivo anual		HOY $ 124,6233		Pesos por
Casa de cambio (c)	$ 2.130,00	Hoy	0,71	Hoy	26,38	Hoy	1.134,85	DTF	10,02%		Euro	$ 2.012,54
Casa de cambio (v)	$ 2.160,00	Ayer	0,69	Ayer	26,18	Ayer	1.142,74	DTF Trimestre anticipado	9,66%	MAÑANA $ 124,6527	Bolívar	$ 2,59
								TBS Efectivo anual Bancos a 90 días	9,66%		Peso mexicano	$ 243,44

Proveedores, a registrarse

Hasta el próximo 30 de abril tienen plazo los proveedores de bienes y servicios que quieran contratar con el Estado para inscribirse y registrar sus precios en el Sistema de Información para la Vigilancia de la Contratación Estatal (*Sice*). *El costo* de inscripción por un año es de 92.000 pesos para las pequeñas empresas. Este sistema permitirá ejercer un mayor control y evitar la corrupción ya que se vigilarán sobreprecios y otras irregularidades.

Crece cobertura de gas

Empresas Públicas de Medellín alcanzó una cobertura de 200.000 suscriptores residenciales en el servicio de gas natural en la *capital de Antioquia* y los municipios de Itagüí, Envigado y Girardota. La empresa diseñó paquetes especiales que van desde la instalación hasta el suministro de gasodomésticos mediante programas de financiación con un plazo hasta de 7 años, con cuotas fijas y tasas de interés más bajas que las del mercado.

Baja rentabilidad en ahorros

Tasa DTF, a la baja


12,82%
11,30%
10,02%

La tasa de interés DTF, que mide la rentabilidad de los depósitos a término fijo, continuó bajando como consecuencia de las políticas del Banco de la República. Esta semana

FINANCIACIÓN / POR PRIMERA VEZ EL BANCO AGRARIO PRESTA PARA VIVIENDA URBANA

Créditos para prevenir los estragos de 'El Niño'

Se financiarán equipos y maquinaria para almacenaje de alimentos y perforación de pozos profundos, a tasas de interés entre 14,02 y 16,02 por ciento anual.

JULIO SUÁREZ ANTURI
Redactor EL TIEMPO

Para contrarrestar la sequía que provocará el fenómeno de 'El Niño', cuyos niveles de alarma se prevé que comiencen en junio, el Banco Agrario abrió las llaves del crédito para irrigar la producción agrícola y pecuaria.

La sequía que causa 'El Niño' afecta el aire, las tierras, los cultivos, los ganados, los acueductos, la generación de energía eléctrica y a los habitantes de las zonas donde se presenta.

La falta de previsión para amortiguar su impacto fue lo



JORGE RESTREPO PALACIOS, presidente del Banco Agrario, no fijó límites en su oferta de préstamos. Milton Díaz / EL TIEMPO

"No nos hemos impuesto un límite de recursos", declaró el presidente de la entidad, Jorge Restrepo Palacios, quien advirtió, sin embargo, que se debe acudir en busca de los recursos con un plan de flujo de fondos.

"La que se construya –añadió– será una infraestructura que le servirá a los productores en el futuro". Si los créditos se tramitan antes del 30 de mayo, se concederá una reducción de 0,5 por ciento en la tasa de interés efectiva anual.

En la ayuda con dinero para mitigar los estragos de 'El Niño', también involucrados los recursos del Incentivo de Capitalización Rural (ICR) y el respaldo del Fondo Nacional de Garantías (FNG).

En sistemas de riego se financiarán motobombas, tuberías, tanques, aspersores y demás elementos necesarios para el manejo de los recursos hídricos.

Se destinará también "los recursos que sean urgentes y podamos atender" para las obras civiles de embalses, canales, viaductos, cuartos de máquinas, acometidas de energía y desarenadores. El incentivo por metro lineal para la perforación de pozos profundos se *elevó de 380 mil a 450 mil* pesos.

En cuanto a alimentos pecuarios, se prestará 3-3


10,62%
Abr-01 Ene-02 Mar-02 Abr-02
Gráfico: Diseño Editorial / EL TIEMPO
Fuente: Banco de la República

quedará en 10,02 por ciento, una reducción de casi 3 puntos frente a un año atrás. La baja implica una menor rentabilidad para los ahorradores colombianos que debe traducirse en en un menor costo de los créditos.

Industria gráfica va bien

Las exportaciones de la industria gráfica colombiana crecieron durante el 2001 en 28 por ciento, alcanzando los 238 millones de dólares, mientras que las importaciones bajaron en 0,41 por ciento, según cifras presentadas por Andigraf. El desempeño del sector será presentado durante la asamblea que se realizará esta semana en Bogotá.

que provocó, en su anterior paso en los años 97 y 98, caídas hasta del 10 por ciento en las cosechas y del 4 en la lechería, baja en la pesca marina y continental, incendios forestales y proliferación de focos de malaria y dengue.

La financiación de los mecanismos de prevención, que tienen que ver, básicamente, con reservorios de agua, infraestructura de riego y adquisición de equipos para el procesamiento de pastos y otros alimentos animales, será asumida esta vez por el Banco Agrario.



3

EL TIEMPO
LUNES 22 DE ABRIL DE 2002



COMPUT@DORES
LOS JUEGOS PERDIDOS
Los emuladores permiten a los amantes de los juegos viejos o de otras plataformas disfrutar su afición en la pantalla del computador personal. 3-7

ECONÓMICAS
A PASO LENTO ANDA ECONOMÍA
Fedesarrollo revisó a la baja sus proyecciones. Prevé crecimiento de 1,7%. 3-3

TENDENCIAS / COMUNICACIONES

El mundo se queda sin cables

COMPUTADORES

ENRIQUE CARLOS ANGULO
Especial para EL TIEMPO

El sector de las telecomunicaciones es uno de los más dinámicos y de mayor impacto social y económico. Cerca de mil millones de suscriptores de telefonía celular en todo el mundo lo confirman.

Las nuevas tendencias y desarrollos en esta área se presentaron en la feria Wireless 2002, que tuvo lugar en Orlando (Florida, Estados Unidos), durante el pasado mes de marzo.

En el evento, organizado por la Asociación de Empresas Celulares e Internet (CTIA), se mezclaron las muestras de tecnologías, productos y servicios con sorpresas políticas, como la intervención del el ex primer ministro ruso Mijail Gorbachov, quien invitó a sus antiguos enemigos a invertir en negocios inalámbricos en su país.

Entre los principales adelantos y tendencias que se presentaron, se destacan los siguientes:

Teléfonos convergentes

Los principales cambios en los servicios móviles de comunicaciones se observan de entrada en los aparatos o terminales telefónicas.

La integración entre los teléfonos y los asistentes personales digitales (PDA) tipo Palm y Pocket PC es un hecho cada vez más notorio.

Todas las marcas ofrecen teléfonos que traen incorporadas funciones como reproducción de música en formato MP3, sintonización de emisoras y sistemas de posicionamiento global (GPS).

Sus pantallas son a color y más amplias; traen vide-

LIDERAZGO / CONSEJOS DEL PRIMER GURÚ MUNDIAL EN RECURSOS HUMANOS

La IE, 'arma' para negociar

Emociones como la empatía son definitivas en las relaciones con los clientes, proveedores y empleados. También se puede aplicar en la guerra para las negociaciones. Entrevista con Marco Blaesi.



ECONÓMICAS

AMÍLKAR HERNÁNDEZ
Subeditor Económico de EL TIEMPO

A muy pocos se les ocurriría pensar que técnicas como las de los entrenadores Francisco Maturana y el 'Bolillo' Gómez puedan tener también el secreto de las nuevas escuelas y tendencias para ad-

emociones. Es reconocer y aceptar estas emociones y también poderle reconocer o leer las emociones a los otros con los cuales se está en contacto.

¿Un ejemplo de la vida real?

Uno entra a su oficina en la mañana y ve que su secretaria ha cambiado el color de su cabello, pero no se da cuenta

¿Y cómo se puede aplicar eso en los negocios?

En la empresa sirve también para tener mejores relaciones. Hoy en los negocios, con nuevas jerarquías, la globalización, la comunicación electrónica y con toda esa complejidad, si uno no tiene buena relación, significa que le hace falta una competencia.

va que tiene miedo y con emociones negativas. Pienso que hay una cosa clara: una mejor Inteligencia Emocional tiene una gran capacidad de relación y de negociación. Se negocia mejor si se es inteligente emocionalmente. En una situación de guerra no hay diálogo y sin Inteligencia Emocional la gente nunca va a pensar en entrar en la cabe-

ojuegos mas avanzados y también sirven como videoteléfonos.

Los cruces de PDA con teléfono conservan la apariencia de alguno de sus padres. Blakberry RIM, el Nokia 9210i, Audiovox Thera y Handspring Treo 180 tienen cara de PDA, pero alma de teléfono. Los 3-10



Ilustración: C Morales/Diseño Editorial / EL TIEMPO

... ta para manejar las conversaciones de paz.

La teoría de entrenar un equipo de fútbol para hacer goles, conocida como el Coaching, y la aplicación del método del manejo de las emociones, señalado como la Inteligencia Emocional (IE), se constituyen en dos nuevas herramientas para alcanzar el éxito empresarial.

El líder mundial que maneja estas dos escuelas está en Colombia. Se trata del suizo Marco Blaesi, quien fue invitado por la firma Protección para que le hablara a los ejecutivos y dirigentes colombianos sobre la clave del triunfo en sus compañías. Blaesi, quien ha sido directivo de varios bancos internacionales, considera que el primero que habló sobre la Inteligencia Emocional fue Aristóteles.

¿Cómo define usted la Inteligencia Emocional?

Básicamente consiste en saber manejar las propias ... que está llorando y uno le habla sin tener en cuenta eso. Ella está haciendo una emoción particular porque ha tenido un incidente con su carro. Así, la relación sale mal.


inteligenciaemocional

¿Pero eso siempre ha existido?

Sí, solo que nosotros tenemos un comportamiento inconsciente. Mucha gente tiene buena relación con los demás porque tiene una forma natural e intuitiva. La emoción funciona en el cerebro. Lo que pasa es que ahora se puede comprender el proceso y se puede estudiar y mejorar la conciencia de cómo funcionan las relaciones, y si uno trabaja eso y lo comprende, puede mejorar las relaciones con los demás.

'El que tiene el poder si lo utiliza bien es un santo, si lo utiliza mal es corrupto o deshonesto'.

¿Un caso concreto?

Cuando yo desarrollo equipos que trabajan juntos se trabaja mejor porque conocen y saben mejorar la Inteligencia Emocional. Así mejora la relación con los clientes para que sea duradera y de comprensión. No se trata solo de vender. Además, los jefes comprenden mejor la gestión, cómo funcionan los subordinados y cuáles son sus características. El clima al interior de la empresa cambia.

¿En un país en guerra, como Colombia, cómo se puede aplicar todo eso?

Las emociones son más fuertes en un país en guerra. El proceso de comunicación cambia. Se trata de gente bra- ... Un factor es la empatía, saberse meter en el lugar del otro.

¿Eso significa que en Colombia nos faltó Inteligencia Emocional para manejar los diálogos con las Farc?

No lo sé. No tengo información ni se cómo fueron las negociaciones.

¿La Inteligencia Emocional puede ser utilizada por el enemigo para hacerle daño a otros?

Es posible. El que tiene el poder si lo utiliza bien es un santo, si lo utiliza mal es corrupto o deshonesto. La gente mala que sabe tratar la Inteligencia Emocional la va a utilizar teniendo ventaja porque maneja mejor al otro. Por eso se debe capacitar y conocer bien quien la utiliza.

¿El Coaching es un complemento de la IE?

El Coaching es como el entrenador de un equipo de fútbol, una per- 3-4

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

250 millones de dólares en bonos se canjearán mañana por TES.

DÓLAR		CAFÉ COLOMBIANO		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS	
Tasa representativa del mercado	$ 2.275,43	Dólares por libra OIC		Dólares por barril		IGBC (Índice General)		Efectivo anual		HOY $ 124,9175		Pesos por
Casa de cambio (c)	$ 2.120,00	Hoy	0,65	Hoy	27,28	Hoy	1.132,53	DTF	9,75%	MAÑANA $ 124,9470	Euro	$ 2.048,57
Casa de cambio (v)	$ 2.155,00	Ayer	0,65	Ayer	27,28	Ayer	1.132,53	DTF Trimestre anticipado	9,20%		Bolívar	$ 2,61
								TBS Efectivo anual Bancos a 90 días	9,35%		Peso mexicano	$ 247,32

Bicarbonato chino

Por la inundación de bicarbonato de sodio –grado alimenticio– desde China, obligó al Consejo Superior de Comercio Exterior a aplicar una salvaguardia de 10 puntos adicionales para la importación de este producto. La participación de China en el mercado pasó de 29 a 73 por ciento en los últimos 4 años, mientras la producción nacional cayó de 66 a 38 por ciento. La medida, que tendrá un año de vigencia, no se aplicará a México ni la Comunidad Andina (CAN).

Emtelco se expande

El próximo 15 de mayo, Emtelco, empresa colombiana de telecomunicaciones –especializada en la transmisión de datos, voz y video– abre una nueva oficina en Cali, para ofrecer al empresariado del occidente, tecnología de punta, soporte local y proximidad nacional e internacional. Emtelco tiene el respaldo del grupo de Empresas Públicas de Medellín (EPM).

Cumbre de joyeros



Con la participación de expositores, artesanos y orfebres de la joyería y la minería del Chocó, Mompox, Antioquia, Cundinamarca y

FINANZAS / HOY NACEN LA TITULARIZADORA COLOMBIANA Y LOS TITULOS TIP'S

Más dinero para vivienda

Con la primera emisión de Tip's se tendrá un papel muy rentable y dinero barato para que los bancos den más créditos.

Una nueva entidad, la Titularizadora Colombiana, irrumpe hoy en el mercado de capitales, estrenando un título-valor, del que espera colocar este año cerca de un billón de pesos.

La primera emisión de estos papeles, los títulos hipotecarios Tip's, será de 485 mil millones de pesos, que se venderán a través de 10 firmas comisionistas de bolsa.

"Los Tip's serán, sin duda, el título-valor de mayor rentabilidad del mercado", afirmó el presidente de la Titularizadora Colombiana (TC), Mauricio Cárdenas. "Y esperamos venderlos en su totalidad, hoy mismo", añadió.

Cada título vale 10 millones de pesos y pagará un interés del 15 por ciento anual, libres de impuestos. Estos títulos fueron evaluados con triple A –la

Ciclo de dinero y titularización


1 Clientes
• Cuotas
• Nuevos créditos
2 Banco
• Créditos
• Cuotas
• Valor total de créditos
3 Titularizadora
• Emite títulos Tip's*
• Valor Tip's*
Particulares
Fondos de pensiones
Fiduciarias
Bancos
4 Inversionistas
5 Mercado de títulos-valores
TES
Tips
Acciones
CDT
Bonos

* Tip's: Títulos Hipotecarios

Gráfico: Diseño Editorial / EL TIEMPO

Está respaldada por el Fondo de Garantías de Instituciones Financieras (Fogafín), del Gobierno Nacional, en un 28 por ciento. Por la International Finance Corporation (IFC), filial del Banco Mundial (BM), en otro 21 por ciento de la TC.

Y también son socios los bancos Davivienda, Colpatria, Colmena, Conavi, AV Villas, la Corporación Financiera Nacional y Suramericana (Corfinsura) y Seguros Bolívar.

¿Qué créditos compra la TC?

En la evaluación de los créditos se mira su antigüedad, el cumplimiento de pago de las cuotas, el monto total y el tiempo que falta para saldarlo.

Los mejores créditos, "la crema", son los que están al día, tienen una mínima antigüedad de un año, y no sobrepasan los 200 millones de pesos o el 80 por ciento del valor del inmueble.

Los malos créditos son los que tienen alguna morosidad.

En el caso de los buenos créditos la TC pagará al banco el ciento por ciento de su valor o, inclusive, dará una prima o bonificación. Pero los malos créditos los comprará con un descuento (por el 90 por ciento del valor total del crédito, por ejemplo).

Hoy en día, la cartera hipotecaria de todo el sistema financiero vale 12 billones de pesos. La TC ya hizo la primera compra, por 485 mil millones de pesos, que es lo que valen los títulos Tip's que hoy lanza al mercado. Este volumen equivale al 4 por ciento de la cartera existente.

Características del Tip

En esta primera emisión cada Tip vale 10 millones de pesos. Está expedido a 5 años, pero es negociable en el mercado de capitales, tanto para redimirlos por pesos, como para convertirlos –por ejemplo– en títulos de Tesorería TES.

Los Tip's están inscritos en la Bolsa de Valores de Colombia

1-14



hasta de Italia y México, se realiza desde hoy en el Club Militar de Bogotá la Segunda Exposición de Piedras Preciosas e Industrias Afines y el Primer Encuentro Nacional de Diseñadores. Los organizadores, que buscan estimular el ingenio y la generación de empleo, han incluido conferencias, talleres y tertulias sobre el sector.

Las pymes califican

Una calificación de 3,0 dieron pequeños y medianos empresarios a la gestión de la Contraloría General, según un sondeo entre 218 de los 700 asistentes al seminario que sobre las pymes realizó la Asociación Nacional de Instituciones Financieras (Anif). También dijeron que el fortalecimiento de la Fuerzas Armadas debe hacerse con reasignación de recursos (64%), emisión de dinero (11%) y aumento de impuestos (7%), principalmente.

AgroVisión 2025

Con el propósito de generar "un alto compromiso de toda la sociedad colombiana con el futuro de la agricultura", el ministerio del sector elabora una visión a largo plazo, que hoy presentará en un simposio en el que se analizará el estado actual, tanto tecnológico como humano y productivo de la agricultura y la ganadería. El simposio se realizará en el Hotel Tequendama.

máxima calificación– por la firma Dulf and Phelps, lo cual da confianza a cualquier inversionista del mundo.

¿Cómo opera la TC?

La TC le compra a los bancos los mejores créditos hipotecarios vigentes, cuyos deudores pagan puntualmente. "La crema" de la cartera bancaria.

Esos créditos serán el respaldo de los Tip's que emita la TC, los que son ofrecidos a los inversionistas (ver infografía).

Con el dinero que le paga la TC a los bancos por el valor de los créditos, se obtienen dos cosas: el banco cuenta, anticipadamente, con el pago total del crédito, y reduce el riesgo. De esta manera, recibe liquidez para volver a prestar a más colombianos que necesiten crédito de vivienda.

La entidad bancaria se compromete con la TC a continuar haciendo los recaudos de las cuotas, que le entregará a la TC para respaldar los Tip's.

¿De quién es TC?

La Titularizadora Colombiana es una entidad privada.

La tasa de usura bajó a 30%

La Superintendencia Bancaria certificó en 20,00 por ciento el interés bancario corriente, efectivo anual, vigente para mayo. Hasta el martes pasado, este interés estuvo en 21,03 por ciento, lo cual significa una reducción de 1,03 por ciento.

En consecuencia, puede incurrir en delito de usura el que reciba o cobre, directa o indirectamente, a cambio de préstamo de dinero o por concepto de venta de bienes o servicios a plazo, una utilidad que exceda en la mitad de ese interés bancario corriente, es decir, 30,00 por ciento.

Esta cifra es inferior en 1,55 puntos porcentuales a la que estuvo vigente en abril, 31,55 por ciento.

Titularizadora Colombiana
Nit 830.089.530 - 6
ORIGINADOR

AVISO DE OFERTA PÚBLICA TITULOS HIPOTECARIOS TIPS E-1

Emisor: TITULARIZADORA COLOMBIANA S.A. Con respaldo exclusivo en la UNIVERSALIDAD TIPS E-1 y sin garantía de su propio patrimonio. Dirección Principal: Cra. 9A No. 99-02 P. 7o.

Tipo de títulos: Títulos de Titularización Hipotecaria representativos de derechos sobre la UNIVERSALIDAD TIPS E -1 conformada por la TITULARIZADORA COLOMBIANA S.A. con fundamento en la autorización contenida en los artículos 12, 13 y 14 de la ley 546 de 1999

Ley de Circulación: A la Orden

Activos que conforman la UNIVERSALIDAD TIPS E - 1:
1. CREDITOS HIPOTECARIOS NO VIS por valor de 2.804.896.994 UVRS.
2. Un Título Hipotecario representativo de la totalidad de los derechos sobre CRÉDITOS HIPOTECARIOS VIS por valor de 1.033.124.911 los cuales conforman la UNIVERSALIDAD VIS E-1. VALOR TOTAL DE LOS ACTIVOS TITULARIZADOS 3.838.021.905 UVRS

Originadores de los Créditos Hipotecarios Titularizados:
1. BANCO DAVIVIENDA S.A.
2. BANCO COLPATRIA - RED MULTIBANCA COLPATRIA S.A.
3. BANCO GRANAHORRAR S.A. (Créditos vendidos a la TITULARIZADORA por el Fondo de Garantías de Instituciones Financieras - FOGAFIN)

Vendedores de los Créditos Hipotecarios Titularizados:
1. BANCO DAVIVIENDA S.A.
2. BANCO COLPATRIA - RED MULTIBANCA COLPATRIA S.A.
3. Fondo de Garantías de Instituciones Financieras - FOGAFIN

Proveedor de Mecanismo de Cobertura: CORPORACION FINANCIERA INTERNACIONAL IFC, quien ha provisto un mecanismo de cobertura parcial para cubrir exclusivamente los TIPS E-1 Clase A del riesgo de crédito de los créditos NO VIS hasta un monto máximo que equivale al 1% del saldo inicial de los TIPS E-1. www.ifc.org

Garante del activo subyacente TITULO VIS E-1: La NACIÓN a través del FONDO DE GARANTIAS DE INSTITUCIONES FINANCIERAS FOGAFIN. Dirección Principal: Cra. 7 No. 35-42 www.fogafin.gov.co

Administradores de los Créditos Hipotecarios: Titularizados: BANCO DAVIVIENDA S.A. Dirección Principal: Cra. 7 No. 31-10 www.davivienda.com
BANCO COLPATRIA - RED MULTIBANCA COLPATRIA S.A. Dirección Principal: Cra. 7 No. 24-89 www.colpatria.com.co
BANCO GRANAHORRAR S.A. (Administrador Temporal). Dirección Principal: Calle 73 No. 10-83 Torrre D www.granahorrar.com.co

Representante legal de los Tenedores de los TIPS E-1: FIDUCIARIA UNION S.A. "FIDUNION"
Dirección Principal: Cra. 7 No. 71-52 Torre A Piso 1o. www.fiduciariaunion.com

Mecanismos de seguridad o apoyo crediticio:
FONDO DE RESERVA
SUBORDINACIÓN DE LA EMISIÓN
MECANISMOS DE COBERTURA IFC
GARANTIA NACION sobre el TITULO VIS E-1
Para descripción detallada de los mecanismos ver Prospecto de Colocación TIPS E-1

Depósito de la Emisión: DECEVAL Dirección Principal: Cra. 10 No. 72-33 Torre B Piso 5o. www.deceval.com.co

Monto de la Emisión: 3.833.740.000 UVRS equivalentes a $ 478.901.217.450 a la fecha de firma del REGLAMENTO DE EMISIÓN de la UNIVERSALIDAD TIPS E- 1

Clases de títulos:
TIPS E-1 CLASE A ó PRIVILEGIADOS
Monto: 3.715.660.000 UVRS equivalente al 96.92% de la emisión
TIPS E-1 CLASE B ó SUBORDINADOS
Monto: 118.080.000 UVRS equivalentes al 3.08 % de la emisión

Series:
TIPS E-1 CLASE A
Serie A 2007 1.837.510.000 UVRS
Serie A 2012 1.589.850.000 UVRS
Serie A 2017 288.300.000 UVRS

TIPS E-1 CLASE B
Serie única, denominada Serie B-2017: 118.080.000 UVRS

Plazos:
TIPS E-1 CLASE A

Serie	Plazo (meses)
A-2007	60
A-2012	120
A-2017	180

TIPS E-1 CLASE B

Serie	Plazo (meses)
B-2017	180

Cantidad de TIPS E-1 que conforman cada serie
Serie A 2007 : 183.751
Serie A 2012 : 158.985
Serie A 2017 : 28.830
Serie B 2017 : 11.808

Tasa facial de los TIPS E-1 y modalidad de pago de los intereses
TIPS E-1 CLASE A

Serie	Tasa
A-2007	7.00% EA
A-2012	7.50% EA
A-2017	8.25% EA

Modalidad de pago: MES VENCIDO.

TIPS E-1 CLASE B

Serie	Tasa
B-2017	14.50% EA

Modalidad de pago: MES VENCIDO.
Nota: el primer pago de intereses se realizará 90 días después de la Fecha de Emisión.

Amortización de Capital: Los TIPS E-1 tendrán amortizaciones mensuales de capital secuenciales por serie, acorde con la tabla de amortizaciones anexa al prospecto de emisión y colocación. Nota: La primera amortización de capital se efectuará 90 días después de la fecha de emisión.

Inversión mínima: 100.000 UVRS

Valor Nominal, mínimo y múltiplo de fraccionamiento y traspaso: 10.000 UVRS

Monto total ofrecido PRIMER LOTE: 975.270.000 UVRS equivalentes a $121.828.290.225 a la fecha de firma del REGLAMENTO DE EMISION DE LA UNIVERSALIDAD TIPS E-1

Monto ofrecido por PLAZO en el PRIMER LOTE: TIPS E-1 CLASE A Serie A 2007 482.300.000 UVRS Serie A 2012 417.300.000 UVRS Serie A 2017 75.670.000 UVRS

Agentes Colocadores del primer LOTE de la EMISIÓN: Afin S.A. (Cra. 15 No. 106-64 P.2) - Citivalores S.A. (Cra. 9 A No. 99-02 P. 1) - Corredores Asociados S.A. (Cra. 7 No. 71-52 T. B P. 16) - Correval S.A. (Cra. 7 No. 33-42 P. 7) - Davivalores S.A. (Cra. 7 No. 31-42 P. 6) - Interacción S.A. (Av. 6 AN No. 21 N 70 Cali) - Interbolsa S.A. (Cra. 12 A No. 77-41 P. 6) - Inversionistas de Colombia S.A. (Cra. 11 A No. 93-67 Of. 301) - Suvalor S.A. (Clle 72 No. 8-24 P. 7) - Santander Investment Valores Colombia S.A. (Cra. 7 No. 99-21 P. 16)

Inscripción en Bolsa: Bolsa de Valores de Colombia www.bvc.com.co

Mecanismo de Colocación PRIMER LOTE: Subasta Holandesa.

Criterios de adjudicación de la subasta: La adjudicación se realizará por precio de mayor a menor hasta completar el monto ofrecido, si al precio de corte las demandas superan el remanente de títulos por colocar, la asignación se hará a prorrata del monto demandado. El precio de corte será el precio mínimo al que se adjudique el 100% de la oferta por cada plazo. No siendo este precio de corte en ningún caso inferior al 100% del valor nominal ofrecido, calculado a la fecha de suscripción de los TIPS

Horario de la Subasta: 9:00 AM a 12:00M del 2 de Mayo del 2002

Condiciones de presentación de demandas:
Demandas individuales por Serie (plazo)
Máxima demanda por Inversionista, hasta el monto ofrecido por plazo.
Monto de suscripción en Valor Nominal en unidades UVR
Precio mínimo de demanda a la par (como 100 % del valor nominal) calculado a la fecha de cumplimiento de la subasta.
Precio Sucio en tres (3) decimales (calculado a la fecha de cumplimiento de la subasta).

Presentación de Demandas: Los inversionistas deberán dirigir sus solicitudes de suscripción a Los Agentes Colocadores el mismo día de publicación del respectivo aviso de oferta. A su vez Los Agentes Colocadores, deberán enviar las demandas a la TITULARIZADORA COLOMBIANA a los números de fax: (+1) 6113908 - 6183018

Fecha de Cumplimiento: 6 de Mayo del 2002

Sistema de Cumplimiento: Sebra / Deceval

Forma de Pago: El pago de los TIPS se hará en Pesos Colombianos, calculados con el valor de la UVR del día de cumplimiento

Destinatarios de la Oferta: Los títulos se ofrecerán al público en general

Vigencia de la Oferta: La oferta estará vigente únicamente durante el día de publicación del Aviso de Oferta Pública.

Plazo de la Colocación: El plazo de colocación será de 12 meses contados a partir del día de publicación del primer aviso de oferta.

Calificación de la emisión: TIPS E-1 A ó PRIVILEGIADOS "AAA" (Triple A). TIPS E-1 B ó SUBORDINADOS: "A" (A sencilla)

Entidad calificadora: DUFF & PHELPS DE COLOMBIA S.A.

Código de Buen Gobierno: Aprobado y disponible en www.titularizadora .com

Nota: Para información detallada sobre la estructuración de los TIPS E-1 y sus mecanismos de cobertura, favor remitirse al Prospecto y Reglamento de Emisión y Colocación. Dirección de Internet habilitada para la consulta de la información: www.titularizadora.com

La inscripción en el Registro Nacional de Valores e Intermediarios y la autorización para realizar la oferta pública no implica certificación sobre la bondad del valor o sobre la solvencia del emisor o de los activos hipotecarios que lo respaldan.

EL TIEMPO

THE WALL STREET JOURNAL AMERICAS.

1-12 JUEVES 2 DE MAYO DE 2002 http://wsj.com Una publicación de DOWJONES EL TIEMPO Y GRUPOS DIARIOS DE AMÉRICA

What's News—®

INTERNACIONAL

EL SECRETARIO del Tesoro de EE.UU., Paul O'Neill, reiteró que la mejor manera de determinar las tasas de cambio de las divisas es a través del mercado libre. Las declaraciones realizadas ante el senado, acallaron los rumores de que O'Neill tomará medidas para debilitar el dólar.

* * *

Lehman Brothers invertirá US$1.000 millones en Woori Finance Holding de Corea del Sur, la mayor inversión en el sector financiero de ese país. Lehman pagará US$250 millones por una participación en Woori Finance y otros US$750 millones por Woori Asset Management.

* * *

Microsoft está en negociaciones para comprar a la empresa de software danesa NavisionDamgaard por entre US$1.200 millones y US$1.500 millones. Esta operación le serviría a Microsoft para crecer en Europa.

* * *

El índice de actividad manufacturera en EE.UU. se ubicó en abril en un nivel de 53,9, lo que indica crecimiento industrial pero a un ritmo más lento. En marzo el índice había llegado a 55,6.

* * *

Delta Air Lines sólo emitirá pasajes electrónicos en la mayoría de sus rutas a objeto de reducir costos. Los pasajeros que quieran boletos impresos pagarán US$10 adicio-

El fiscal nombrado para mediar las negociaciones entre Arthur Andersen LLP y varias partes que han demandado a la firma por sus auditorías de Enron Corp. le ha notificado al juez que las conversaciones fracasaron, dicen fuentes cercanas.

* * *

Fiat SpA planea acelerar la venta de sus activos no estratégicos para reducir sus US$5.400 millones en deuda a la mitad para finales de 2002. La firma incluso estaría dispuesta a vender la prestigiosa marca Ferrari.

* * *

AOL Time Warner canceló sus planes de fabricar de manera conjunta con TiVo un decodificador para televisión interactiva. AOL recuperó US$48 millones de los US$200 millones que invirtió en TiVo.

* * *

Comcast, empresa estadounidense de TV por cable, anunció pérdidas de US$88,9 millones en el primer trimestre en comparación con las ganancias de US$1.000 millones del mismo lapso de 2001. La empresa va a absorber la división de TV por cable de AT&T.

* * *

Las ventas de autos en EE.UU. siguieron en alza durante abril. General Motors tuvo un aumento de 13% en su facturación; DaimlerChrysler y varias automotrices asiáticas y europeas

Enron Mete Tijera a sus Operaciones, pero Conserva Activos en Sudamérica

POR REBECCA SMITH
y Mitchell Pacelle
THE WALL STREET JOURNAL

Enron Corp. planea reestructurarse para transformarse en una compañía pequeña, probablemente bajo un nuevo nombre. La nueva entidad, sin embargo, será similar a la Enron de hace una década, antes de que su agresiva estrategia de crecimiento la convirtiera primero en una comercializadora de energía seis veces más grande, y luego en un gigante caído en desgracia, bajo investigación por fraude.

De acuerdo con una copia de un borrador del plan, Enron establecería una pequeña empresa integrada de energía, con activos por cerca de US$10.000 millones, que operaría en Norte y Sudamérica.

En Latinoamérica, Enron tienen actualmente participación en empresas y en proyectos de gas y electricidad en Brasil, Argentina, Venezuela, Bolivia y Colombia. También tiene presencia en Panamá, Guatemala, Nicaragua y República Dominicana.

Es muy probable que la nueva entidad adopte un nuevo nombre para alejarse del estigma relacionado con el desplome de Enron y la carga de las investigaciones sobre sus finanzas.

Más adelante, la nueva empresa se pondría a la venta a través del tribunal de bancarrota. Esto le da a sus acreedores la opción de venderla, en su totalidad o en partes, o quedarse con la empresa ellos mismos.

El nuevo equipo gerencial de Enron espera que la creación de una nueva compañía proteja a los mermados activos de la avalancha de problemas producto de la bancarrota. Estos incluyen clientes temerosos de firmar nuevos contratos, una ola de demandas y reclamaciones contradictorias, y una serie de deserciones de empleados clave.

Pero la creación de una nueva entidad podría llevar meses, erosionando aún más el valor de los activos fuertes que le quedan, han concluido los asesores de Enron.

> **El resultado final se parecería a la empresa que era hace una década.**

Enron todavía no presenta el plan a sus acreedores, quienes gozan de una enorme influencia sobre cómo se desarrollará finalmente la reorganización en bancarrota.

Se espera que el presidente ejecutivo de Enron, Stephen Cooper, y sus asesores presenten el proyecto a los acreedores el viernes.

"En mi opinión, vamos a estar en bancarrota por varios años, dada la dificultad que tendremos para resolver todos los reclamos", dijo ayer Cooper en una entrevista. "Como resultado, el valor de estos activos podría verse mermado" si no son escindidos en diferentes compañías.

Cooper y sus asesores tendrán que convencer a los acreedores inseguros, que buscan millones de dólares en reclamos, que tendrán mas posibilidades de recuperar más de su dinero al organizar los activos centrales de Enron en una nueva compañía, que vendiéndolos a precio de saldo.

Los acreedores de Enron tienen el poder de presionar a la compañía para que altere el plan considerablemente, o para que proceda directamente a una liquidación.

"El comité [de acreedores] es un grupo de hombres de negocios brillantes y razonables", dijo Cooper. "Su meta, elevar al máximo el valor, es consistente con la nuestra. Confío en que seremos capaces de elevar el valor al adoptar estas medidas".

El plan contempla que la nueva empresa, a la que el borrador alude como OpCo, sea dueña de plantas eléctricas, gasoductos de gas natural e instalaciones de gas natural licuado, pero no mucho más.

Sus mayores activos serían la empresa Portland General Electric, en Oregon; Elektro, su empresa de servicios públicos en Sao Paulo y unos 24.000 kilómetros de ductos en ambos continentes.

El borrador también contiene una lista de activos que Enron desea retener para la nueva compañía. Por ejemplo, Centragás, una compañía de gasoductos en Colombia, es uno de los activos propuestos para la nueva compañía.

La reorganización acaba con una década de rápido crecimiento, y devuelve a la empresa el tamaño que tenía en 1992, cuando el ex presidente del directorio, Kenneth Lay, y el entonces director general, Richard Kinder, manejaban la compañía.

Cuatro años después, Kinder abandonó Enron y fue reemplazado por Jeffrey Skilling, bajo cuyo liderazgo la empresa comenzó a olvidarse de los activos puros y a concentrarse en la negociación de energía, lo que a la larga transformó a Enron en una empresa mucho más grande.

Es aún incierto si la compañía podrá escapar a la deshonra. "El éxito de la nueva compañía dependerá de su capacidad de separarse de la mala reputación de Enron", dice el borrador del plan.

Además de ganar el apoyo de los acreedores, Enron deberá zafarse de muchos de los complejos arreglos financieros y de un acuerdo existente para vender Portland General Electric a Northwest Natural Gas Co., transacción que aún no ha sido completada.

Éxodo de Ejecutivos Agobia a Sun Microsystems

La Firma Sufre los Estragos de la

En las sombras

dudas antes y algunos analistas en realidad son un poco más optimistas con respecto a la posición

desde abajo con rivales más grandes, combinando microprocesadores disponibles y baratos con

nales.

... también mejoraron en el mes.

REGIONAL

MILES DE venezolanos marcharon otra vez ayer para manifestarse en contra del presidente Hugo Chávez después del fallido golpe de estado de hace tres semanas. Los partidarios de Chávez también se volcaron *a las calles* en la marcha del Día del Trabajo.

* * *

Standard & Poor's rebajó la calificación de unos bonos de CableVisión a "D" de "CC" después de que la empresa argentina no cumplió con un pago de US$36,1 millones que venció el 30 de abril. *La deuda total* es de US$853 millones.

* * *

El desempleo en Ecuador fue de un 8,9% en marzo, por *debajo* del 12,1% *de igual lapso* de 2001. El subempleo se redujo a 32,7%, de 53,3% de marzo del año pasado.

Petro-Canada espera cerrar la compra *de los activos* venezolanos de Veba Oil & Gas como parte de su acuerdo para *adquirir a Veba por* US$2.000 millones. Los problemas políticos y sociales de Venezuela de *semanas atrás han* retrasado el cierre de la operación.

* * *

Las normas de protección a la propiedad intelectual en Brasil, Taiwan y Ucrania son seriamente deficientes, según un informe del Gobierno estadounidense. El informe agrega *que las pérdidas por* derechos de propiedad de firmas estadounidenses en Brasil son *las más grandes* en todo el mundo, con estimaciones de alrededor de US$700 millones en 2001.

ENVÍE SUS COMENTARIOS A: americas@wsj.com

Competencia y el Declive del Sector Tecnológico

El director general y de operaciones de Sun Microsystems Inc. anunció ayer que dejará la empresa. La *noticia* hizo que las acciones de la firma cayeran el miércoles casi 15% y es otro nombre en el repentino éxodo ejecutivo que afecta a Sun cuando está luchando para recuperar el título de líder en la industria de la computación y el software que alguna vez tuvo.

Ed Zander, el cuarto alto ejecutivo en dos semanas en anunciar sus planes de abandonar la empresa estadounidense, dijo que se *retira después de 15 años* con la esperanza de convertirse en presidente ejecutivo en otra compañía. Su partida pone nueva presión sobre Scott McNealy, el agresivo presidente de Sun, quien asumirá las responsabilidades de Zander.

Los dos ejecutivos dijeron que los recientes cambios han sido planeados durante meses, y que permanecieron en la firma más tiempo de lo presupuestado para *ayudar a Sun a superar los tiempos difíciles.*

Pero estas salidas sólo han contribuido a los complicados momentos que atraviesan los inversionistas de Sun, que tiene operaciones en 13 *países de Latinoamérica*. Las acciones de la empresa, que llegaron a su nivel máximo de US$128 en septiembre de 2000, han estado cotizándose hasta un 90% por debajo de esa cifra y muy inferiores a su máximo de US$23,57, de las últimas 52 semanas. Los títulos cerraron ayer a US$6,97, con una caída de 14,8% *frente al día anterior.*



Cierre de ... Sun Microsystems.
Cierre: US$6,97
▼ -14,8%
US$60
40
20
0
1995 96 97 98 99 00 01 02

Fuente: Thomson Financial/Datastream

Esta agitación llega justo cuando Sun lucha para hacer frente a *una drástica y prolongada baja en* el gasto corporativo en tecnología, y una competencia más dura. *Además,* la estadounidense también enfrenta interrogantes a largo plazo acerca de si está tomando un camino independiente que la ubicará en el lado equivocado.

Pero Sun ha enfrentado estas competitiva de la empresa que a comienzos de este año.

"Sun está en buena forma", insistió McNealy durante una conferencia telefónica con analistas. "Me están atacando".

El 16 de abril, John Shoemaker, vicepresidente ejecutivo de la empresa, anunció su retiro luego de 12 años, cuando su filial de negocios estaba en plena reorganización. La semana pasada, Larry *Hambly, vicepresidente ejecutivo* de servicios a empresas, dijo que planeaba renunciar tal como lo *hizo Mike Lehman,* el director general de finanzas de la empresa.

De estas salidas, la de Zander es *vista como la más preocupante.* A pesar de que McNealy se hizo famoso por sus ataques a Microsoft Corp. y por defender tecnologías de Sun como Java, fue Zander el que viajó por todo el mundo vendiéndole a las grandes corporaciones las poderosas computadoras de Sun.

El momento es delicado. Sun *comenzó a perder dinero el año* pasado, aunque Zander insiste en que la firma está bien encaminada *para volver a ser rentable* en este trimestre. También enfrenta una competencia más dura de empresas como International Business Machines y Microsoft Corp. y de nuevas tecnologías como el sistema operativo Linux.

Sun, con sede en Santa Clara, California, comenzó compitiendo sistemas operativos estándar para desarrollar computadoras de bajo costo.

Con los años, Sun dejó el segundo plano y pasó a ser un grande y un experimentado proveedor. Hoy, se especializa en servidores más grandes basados en sus propios chips y una variante del sistema operativo *Unix, en un* momento en que más vendedores de computadoras prefieren el Windows de Microsoft y los microprocesadores de Intel Corp.

Sun ha venido frenando lo que la industria ha llamado por años el desafío Wintel (los procesadores Intel y el software de Microsoft), pero las dudas sobre su plan a largo plazo se reflejan en el precio de su acción. Rebecca Runkle, analista de Morgan Stanley, *expresa más preocupación por las* dudas acerca de si la nueva gerencia de Sun podrá reanimar la empresa.

"La compañía se está reanimando; lo hace más o menos cada siete años y exige mucho trabajo", dijo Steven Milunovich, analista de Merrill Lynch. "Estos son ejecutivos que han estado allí mucho tiempo y probablemente se imaginan lo que viene, y ven que los próximos dos años serán muy difíciles y la posibilidad del retiro puede ser bastante atractiva".

POR DON CLARK, LISA BRANSTEN Y LEE GOMES, REDACTORES DE THE WALL STREET JOURNAL.

Para H-P/Compaq, el Peligro apenas Comienza

PUI-WING TAM Y GARY MCWILLIAMS
The Wall Street Journal

El plan de Hewlett-Packard Co. de adquirir Compaq Computer Corp., una operación estimada en US$18.400 millones, tiene finalmente el *camino despejado para llegar a* buen puerto, pero todavía hay muchos retos por superar.

En menos de una *semana, Compaq* dejará de existir como una entidad independiente y la firma combinada se enfrentará a *la difícil tarea de integrar dos gigantes* en lo que será la transacción tecnológica más grande de la historia.

"El peligro apenas comienza", dice Charles Elson, director del Centro para Gobierno Corporativo, en Delaware. "Cada tropezón será examinado con mucho cuidado". En particular, señala Elson, la entidad combinada tendrá que limar asperezas con empleados descontentos e inversionistas nerviosos; eliminar líneas de productos; tranquilizar a los clientes; despedir a 15.000 trabajadores y cumplir con los objetivos financieros que prometió a Wall Street.

Todo esto es mucho pedir para H-P, que apenas esta semana vio el fin de la batalla sobre el acuerdo con el accionista disidente, Walter Hewlett, quien había declarado la guerra contra la compra de Compaq, y hasta entabló una demanda para bloquearla. La demanda fue rechazada por una corte en Delaware.

Ayer la firma especializada IVS Associates dio a conocer el conteo final de los votos de los accionistas de H-P. Según el reporte de IVS, 838,4 millones de acciones votaron a favor del acuerdo, mientras que 793,1 votaron en *contra, y otros 14* millones se abstuvieron. En otras palabras, H-P ganó la votación por un margen de unos 45 millones de acciones.

La presidenta ejecutiva de H-P, Carly Fiorina, dijo la semana pasada que planea lan*zar la entidad combinada con* Compaq el 7 de mayo. Fiorina ha dicho que la nueva compañía está "lista para seguir adelante", con un sitio Web único y un solo sistema de correo electrónico que ya está preparado.

Aunque los planes de integración han estado en efecto por unos ocho meses, encabezados por el ejecutivo de H-P, Webb McKinney, y del director general de finanzas de Compaq, Jeff Clarke, falta mucho por hacer.



Carly Fiorina

Los trabajadores de H-P siguen divididos y se están preparando para los 15.000 despidos de una fuerza laboral combinada de 150.000, necesaria para ayudar a H-P y *Compaq a cumplir los prome*tidos US$2.500 millones anuales en gastos operativos. En tanto, muchos clientes de H-P y Compaq dicen que aún no tienen claro qué productos sobrevivirán a la fusión.

Entonces, ¿qué planea hacer la compañía para responder a estas preocupaciones? Durante la semana de lanzamiento de la compañía combinada, H-P mantendrá una serie de eventos específicos para clientes, empleados y consultores de la industria, dicen fuentes cercanas. Para *los clientes,* habrá anuncios de los equipos de ventas conjuntos y presentaciones sobre el futuro de *productos. Asimismo, dicen analistas de* Wall Street, H-P planea suministrar información financiera de la nueva compañía, y el 14 de mayo reportará sus ganancias trimestrales más recientes como una compañía consolidada.

Gigante de Seguros AIG Traza un Plan de Sucesión

CHRISTOPHER OSTER
The Wall Street Journal

El conglomerado de servicios financieros American International Group, por mucho tiempo vinculado a su presidente Maurice R. "Hank" Greenberg, ha establecido un plan de sucesión que los analistas dicen debería aliviar las inquietudes de los inversionistas acerca de quién sustituirá finalmente a esta influyente personalidad de la industria.

AIG, sin embargo, optó por no destacar a un sólo ejecutivo en la sucesión de Greenberg, *quien cumple 77 años el sábado.*

En lugar de ello, la empresa neoyorquina promovió a 11 ejecutivos de alto nivel, e indicó que cualquiera de ellos podría *encabezar* la empresa.

AIG nombró a dos ejecutivos en el puesto de codirectores generales de operaciones: Martin Sullivan, de 47 años, responsable de las operaciones externas de seguros contra daños a la propiedad, y Edmund *Tse, de 64 años, responsable de* las operaciones de seguros de vida mundiales.

Los accionistas de AIG han estado esperando un plan de sucesión desde que el sucesor previamente designado e hijo de Greenberg, Evan Greenberg, salió en septiembre de *2000.*

"Finalmente él nos está diciendo que hay personas, y que las está nombrando, que manejarán la firma cuando él se vaya", dijo Michael Frinquelli, socio en Renaissance Fund Advisors, una firma de inversión de Nueva York. "Tiene *que ser una buena noticia pa*ra la acción".

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA
158.000 personas salieron del país durante el año pasado.

DÓLAR		CAFÉ COLOMBIANO		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS	
Tasa representativa del mercado	▲$ 2.275,35	*Dólares por libra OIC*		*Dólares por barril*		*IGBC (Índice General)*		*Efectivo anual* DTF	9,75%	HOY $ 124,8586	*Pesos por* Euro	$ 2.051,79
Casa de cambio (c)	▶$ 2.120,00	Hoy	0,66	Hoy	27,57	Hoy	1.135,68	DTF Trimestre anticipado	9,20%		Bolívar	$ 2,65
Casa de cambio (v)	▲$ 2.155,00	Ayer	0,67	Ayer	27,13	Ayer	1.124,43	TBS Efectivo anual *Bancos a 90 días*	9,37%	MAÑANA $ 124,8881	Peso mexicano	$ 246,84

En corto por cartera oficial

Las empresas Electricaribe y Electrocosta, controladas por la española Unión Fenosa, pidieron al Gobierno transferir recursos para cubrir la cartera morosa que tienen las entidades oficiales con esas distribuidoras, la cual ascendía a 68.639 millones de pesos al 28 de febrero de 2002. Las firmas pidieron agilizar la transferencia de los recursos de Fondo de Estabilización Petrolera para cancelar la deuda del servicio de energía eléctrica que tienen los entes municipales.

Avianca bajó el rojo

Resultados de Avianca
1er trimestre 2002
Millones de pesos


2001
2002
Activos
1,09
914.890
Ingresos op.
294.671
298.825
Utilidad op.
88.753
78.127
Pasivos
1,04
1,30
Pérdidas
(52.202)
(98.380)

Fuente: Supervalores

Aunque el balance continúa siendo de números rojos, lentamente la aerolínea Avianca comienza a recuperar pérdidas. De acuerdo con las cifras reportadas a la Superintendencia de Valores, en el primer trimestre, la aerolínea registró pérdidas por 52.202 millones de pesos, cifra inferior a los 98.380 millones reportados en el mismo periodo del 2001. Sin embargo los ingresos operacionales fueron de 294.671 millones con respecto a los 298.825 millones del año pasado.

Crecen utilidades de EPM

Empresa Públicas de Medellín informó que en el primer trimestre del año obtuvo utilidades netas de 188.000 millones de pesos, con respecto a 148.000 millones en el mismo periodo del año anterior, a pesar de sostener su política de congelación de tarifas para todos sus servicios públicos. La empresa registró excedentes operaciones por 218.000 millones de pesos, que significaron un crecimiento de 23 por ciento frente al mismo periodo de 2001.

ATPA / PREFERENCIAS A COLOMBIA ESTÁN EN VILO POR CASOS DE TERMORÍO Y NORTEL

E.U. lanza ultimátum

"El Congreso vería con malos ojos que extendiéramos los beneficios a Colombia, si el país no honra los laudos arbitrales", dice William Lash.

Aún cuando el Acuerdo de Preferencias Arancelarias Andinas (Atpa) sea aprobado por el Congreso de Estados Unidos, lo cual debe ocurrir en las próximas semanas, Colombia esta a punto de quedar excluida de los beneficios, por el incumplimiento en los laudos arbitrales de TermoRío y Nortel.

El Secretario Adjunto de Comercio de E.U., William Lash, vino ayer a Colombia para decirle a la ministra de Comercio Exterior, Angela María Orozco, que su gobierno no puede premiar a un país que no honra las decisiones arbitrales.

En diálogo con EL TIEMPO, Lash dijo: "ya se le han dado demasiadas largas al tema, de más de un año, sin que haya existido ningún pago".

No es nuevo que E.U. relacione el Atpa con las decisiones arbitrales. Lo nuevo es que



WILLIAM LASH, del Departamento de Comercio de E.U., plantea que los beneficios del Atpa no pueden ser gratuitos. Gerardo Chaves / EL TIEMPO

ustedes una resolución del tema de los tribunales?

Que los pagos deben ser hechos o que se debe llegar a un acuerdo concreto con las compañías.

¿Usted cree que el Gobierno está tomando algún tipo de acción?

Se que ha habido gran cantidad de reuniones y de discusión, pero al final, la plata tiene que cambiar de manos para demostrar compromiso.

¿Así que ustedes están pidiendo concretamente que haya pago?

De nuevo, ya se le han dado demasiadas largas al tema, de más de un año, sin que haya existido ningún pago. Ya es hora de que los hechos sean resueltos.

¿Qué le dijo la ministra? ¿Llegaron a algún tipo de solución?

Ellos reconocen que tienen que resolver el asunto, pero el reloj está corriendo.

El Atpa está previsto para ser aprobado en estas dos semanas. ¿Esto quiere decir que el

Directiva presidencial

El presidente de la República, Andrés Pastrana, instruyó ayer a los ministerios de Hacienda, Desarrollo, Minas y Energía, y Comunicaciones, para que estudien esquemas que permitan ampliar la cobertura a los servicios públicos. Las propuestas deben estar listas para ser consignadas en un documento Conpes antes del 15 de junio de este año. Las carteras deberán evaluar el desmonte del subsidio al estrato 3, entre otros.

Tutela por caso Bancolombia

Jaime Bernal Cuéllar, abogado de la familia Gilinski, interpondrá una acción de tutela contra la Fiscalía General de la Nación por impedir a Isaac Gilinski constituirse en parte civil en representación de la comunidad. Este es un nuevo episodio que hace parte del conflicto por la venta del Banco de Colombia al Banco Industrial Colombiano en 1997.

El Emisor ha colaborado



"La junta del Banco de la República ha contribuido a la reactivación de la economía porque ha mantenido una política monetaria expansiva y ha reducido las tasas de interés a sus niveles más bajos", dijo el ministro de Hacienda, Juan Manuel Santos, al referirse a las críticas del director de Planeación, Juan Carlos Echeverry, quien dijo que el Emisor se quedó corto para impulsar el crecimiento y el empleo.

La pobreza como noticia

Ayer comenzó en Miami un seminario dedicado al cubrimiento de las noticias relacionadas con la pobreza, el cual es organizado conjuntamente por el Instituto de Prensa de la Sociedad Interamericana de Prensa (SIP) y el Banco Mundial. Al evento asisten 25 editores y redactores especializados en temas económicos de diarios de 8 países de América Latina, entre ellos Colombia.

el tiempo se acaba.

En el caso de Nortel, Telecom está condenado a pagarle 73 millones de dólares a la multinacional, por incumplir lo establecido en un contrato de joint venture, firmado en 1993.

El proceso de TermoRío se inició con una condena a la Nación (a través de Electranta) por 62 millones de dólares, por el incumplimiento de un contrato de generación de energía.

¿Qué hace en Colombia?

Fui enviado por el Secretario de Comercio, para buscarle una salida a los inconvenientes que hay entre compañías norteamericanas y el Gobierno de Colombia y para tratar asuntos del comercio bilateral que tienen que ver con propiedad intelectual.

¿Qué le pidió al Gobierno sobre los laudos arbitrales a favor de Nortel y TermoRío?

Le enviamos al Gobierno un mensaje muy claro: para gozar de los beneficios del Atpa, que está pendiente en el Congreso, tiene que demostrar que está honrando las decisiones de los tribunales de arbitramento, lo cual está seriamente en duda dado lo ocurrido en Nortel, por poner un ejemplo.

¿Y cuáles son las implicaciones de su mensaje?

ATPA EN EL SENADO

WASHINGTON

A partir de esta semana, la plenaria del Senado estadounidense comenzará a debatir la extensión y ampliación del Acuerdo de Preferencias Arancelarias para la Región Andina, Atpa, que expiró el pasado 4 de diciembre. No se espera que el proyecto esté listo antes de dos o tres semanas.

Una vez sea aprobado, el Atpa tendrá que ser conciliado con la Cámara de Representantes, que desde el año pasado había dado luz verde a su propia versión del acuerdo con los Andinos.

La conciliación, pasó previo a la sanción presidencial, será también compleja, pues el proyecto aprobado por la Cámara es mucho más ambicioso que el que será considerado por el Senado.

Si el Atpa pasa en el Congreso, y no se ha resuelto el tema de los tribunales de arbitramento, Colombia no recibirá los beneficios del acuerdo. Se trata de un riesgo muy real.

¿Hay alguna relación entre la demora en la aprobación del Atpa en el Senado y estos problemas?

Para nada. Sin embargo, si puedo decirle que la décima parte de los miembros del Congreso, de ambos partidos, me han enviado cartas señalando que están muy preocupados por la posibilidad de que se le extiendan los beneficios del Atpa a Colombia, si el propio Gobierno no está cumpliendo las decisiones de los tribunales de arbitramento.

¿En qué se podría traducir esa preocupación?

Creemos que el Atpa va a pasar en el Congreso, pero Colombia esta a punto de perder los beneficios, por no honrar las decisiones de los tribunales y hacer los pagos que le corresponden.

¿Todos los beneficios?

Colombia puede quedar por fuera del acuerdo hasta que el tema de los tribunales de arbitramento se resuelva.

¿Así que será una excepción dentro de la región andina?

Sí. Los beneficios serán para los países de la región andina, pero Colombia no estará incluida. Y no se trata solo de un tema de comercio, sino que se convertirá en una desventaja competitiva frente a sus vecinos. Millones de dólares están amenazados por la negativa de honrar las decisiones de los tribunales de arbitramento.

¿Qué significa para Gobierno no tiene dos semanas para pagar?

Yo no diría específicamente para pagar, pero si le puedo decir que el Congreso de E.U. vería con muy malos ojos que la administración Bush extendiera los beneficios a Colombia, sin que se haya resuelto el tema de los tribunales de arbitramento. No tendría presentación para nosotros.

¿Por qué los beneficios del Atpa, que se dan como ayuda a la lucha contra el narcotráfico, pueden quedar en vilo por problemas que son de otro orden, como es el caso de los fallos arbitrales?

El Atpa fue creado para compensar a los países en su la lucha contra las drogas, pero los beneficios no pueden ser gratuitos. Hay un criterio en el sentido de qué tanto el país honra las decisiones arbitrales. Esto no es nuevo, lo que es nuevo es el momento, que es más crucial que nunca.

INFORMACIÓN GENERAL

Extraño secuestro de panameño

PEREIRA. En el DAS de Pereira rindió testimonio ayer el panameño Marcos González, quien dijo que escapó a un secuestro el pasado fin de semana. González, hijo de *un dirigente político de su país, viajaba con* Nohelia Granada, natural de Manizales, quien fue herida con un tiro en la espalda y con un arma cortopunzante, en confusos hechos registrados el sábado en la noche cuando desde la capital caldense se dirigían hacia el centro del Valle del Cauca.

Siguen los accidentes



Milton Díaz / EL TIEMPO

BOGOTÁ. Diez personas resultaron heridas luego de que el bus en que viajaban se estrelló aparatosamente contra varias viviendas del barrio Atenas, suroriente de Bogotá. Según testigos, el accidente se presentó por el exceso de velocidad que traía el vehículo. Los heridos fueron trasladados a hospitales cercanos al lugar de los hechos. En lo que va corrido del año, se han registrado en Bogotá más de 5.300 accidentes de tránsito, la mayoría de los cuales involucra al transporte público.

AI pide protección

WASHINGTON. Amnistía Internacional (AI) dijo que ya es hora de sacar a la población civil del conflicto armado en Colombia. La afirmación la hizo tras *condenar el asesinato de 9 trabajadores en una finca* ganadera de Apartadó, ocurrido el pasado 26 de abril. Según AI, si se confirma que fueron las Farc, "constituiría una gravísima violación de esta guerrilla a las normas del Derecho Internacional Humanitario".

Atracos con perros

BOGOTÁ. La Asociación de Protectores de la Fauna Colombiana (Aprofac) lanzó una alarma en Soacha, municipio vecino a Bogotá, pues ha recibido denuncias en torno a que hay una banda de siete atracadores que intimida a sus víctimas con perros pitbulls. De acuerdo con las normas, los animales que

GUERRA / INCIERTO NÚMERO DE MUERTOS Y SUERTE DE JEFES DE LAS AUC

Combates Farc-'Paras' en Magdalena Medio

En una comunicación interceptada por organismos de inteligencia a las Farc, miembros de ese grupo dicen que "tienen el cuerpo de un duro" de los 'paras'.

Luego de 48 horas de combates entre *400 guerrilleros* del Bloque 'José María Córdova' de las Farc y un frente de las Autodefensas del Magdalena Medio, que comenzaron el pasado sábado, ayer seguía siendo incierto el número de bajas de ambos bandos.

Sin embargo, versiones extraoficiales daban cuenta de que la avanzada de las Farc, comandada directamente por 'Iván Márquez', habría *logrado copar un comando* de las autodefensas, en el que no se descarta la presencia del jefe paramilitar Ramón Isaza.

Fuentes militares informaron que gracias comunicaciones de radio interceptadas a miembros de las Farc se logró establecer que el sábado en la noche se iniciaron los enfrentamientos en una basta zona del departamento de Antioquia.

En esa región, 'Iván Márquez' ordenó la movilización de hombres de los frentes 34 y 5, de las Farc, para realizar una operación, que tiene como fin llegar hasta los jefes del Bloque del Magdalena Medio de las Auc.



RAMÓN ISAZA, jefe paramilitar.

La comunicación

En una de las comunicaciones que los organismos de inteligencia les interceptaron a las Farc, un guerrillero del frente 34 le advierte al radioperador del Bloque 'José María Córdoba', que "tienen el cuerpo de un duro".

Aunque no hay ninguna versión confirmada, se cree que ese el cuerpo puede ser el de uno de los jefes de las autodefensas.

Ayer, tropas de la II Divi*sión del Ejército, apoyadas* por una unidad de fiscales y agentes del CTI, se preparaban para inspeccionar el área de los combates.

La arremetida de las Farc contra los hombres de Ramón Isaza, se desencadenó luego de que una columna de cien paramilitares coparon el campamento central de las Farc en Ituango (Antioquia), donde el grupo guerrillero perdió más de 30 hombres.

Así mismo, los dos grupos han sostenido fuertes combates en Tarazá (Antioquia) y la semana pasada 200 guerrilleros, bajo el mando de 'Granobles', mataron a 23 paramilitares en la zona del Catatumbo (Norte de Santander).

Ramón Isaza, un hombre de 62 años, está al frente del Bloque del Magdalena Medio de las Auc desde el 30 de septiembre de 1978.

La última 'guerra' que libró contra las Farc fue hace dos años en Puerto Berrío, donde el grupo guerrillero perdió a más de 70 hombres.

En la disposición general que el secretariado de las Farc había hecho diez días antes de que se rompieran los diálogos con el Gobierno, está la orden impartida a los frentes de guerra de los bloques 'José María Córdova', 'Catatumbo', y el 'Bloque Sur', de iniciar una arremetida contra las autodefensas de estas zonas.

FISCALÍA

Capturada mamá de niña-mula

Agentes del Cuerpo Técnico de Investigación (CTI) de la *Fiscalía y de la Policía capturaron* ayer en Cali a Myriam Lorena Conde Bravo, madre de la niña sorprendida en Nueva York (Estados Unidos), con droga en su equipaje.

El pasado 21 de marzo, la niña de cinco años, llegó sola al aeropuerto internacional John F. Kennedy, procedente de Colombia. Perros antinarcóticos olieron su maleta. Las autoridades estadounidenses sospecharon, revisaron el equipaje y encontraron más de un kilogramo de heroína que estaba camuflada.

La Fiscalía inició la investigación en nuestro país para establecer con qué permiso salió la menor.

De acuerdo con el proceso, Myriam Lorena Conde fue quien realizó los trámites para que su hija saliera del país. Ella fue quien la entregó recomendada en el aeropuerto de Cali para que la recibieran unos parientes en Nueva York.

Los fiscales tienen indicios, además, de que Myriam Lorena está implicada con el envío de la droga. Hoy comenzará a ser escuchada en diligencia de indagatoria.

La menor fue puesta bajo protección y custodia en Estados Unidos y permanece en una casa de familia.

El 'zar' antidrogas de Estados Unidos, John Walters, calificó el hecho como un acto monstruoso.

E.U. / 'DEJÉ A COLOMBIA POR LA VIOLENCIA Y POR LA VIOLENCIA PERDÍ A MI HIJA AQUÍ'

Otra colombiana asesinada en Miami

s ean usados para cometer delitos deben ser enviados, para su custodia, a Carabineros o a las perreras que definan las autoridades locales.

Festival musical en Bosa

BOGOTÁ. Los estudiantes y los profesores del colegio distrital Santiago de las Atalayas celebraron su *festival de música colombiana. La comunidad* educativa bailó danzas folclóricas en un acto abierto a los habitantes del barrio Bosa La Libertad, que tiene como objetivo el buen uso del tiempo libre, el acercamiento de los padres de familia y la participación de toda la comunidad de Bosa.

Se hundió la calle



Milton Díaz / EL TIEMPO

BOGOTÁ. Los habitantes del barrio El Dorado, no salen de su asombro. Este fin de semana la calle principal, pavimentada en concreto, se hundió hasta dos metros de profundidad sin que se conozcan las causas de la falla. Los vecinos dicen que el hundimiento de la vía produjo el agrietamiento de algunas viviendas e inestabilidad en los postes del alumbrado público.

Código de Policía sin debate

BOGOTÁ. Aunque se rindieron dos ponencias, una positiva y otra negativa, el proyecto de reforma al Código de Policía para Bogotá quedó archivado por falta de tiempo para su discusión en las extras que terminan hoy. Los ponentes, entre ellos Samuel Arrieta, David Luna, Lilia Camelo, Carlos Báez y Jorge Salamanca, pedirán a la Administración que vuelva a presentar la iniciativa para estudiarla en las sesiones ordinarias que comienzan mañana.

Asesinado miembro de Ong

CIUDAD DE GUATEMALA. Guillermo Ovalle de León, contador y sobrino del director ejecutivo de la Fundación Rigoberta Menchú, fue asesinado ayer a tiros por varios desconocidos. Otras dos personas resultaron heridas en los hechos, ocurridos en el centro histórico de la capital *guatemalteca. Rigoberta* Menchú, Premio Nobel de la Paz 1992 y quien ha recibido amenazas por sus denuncias sobre violaciones a los derechos humanos, no descartó el móvil político y exigió que se investigue a fondo el crimen.

Otra colombiana asesinada en Miami

ANA MARÍA JARAMILLO
Corresponsal de EL TIEMPO

MIAMI

Durante las pasadas vacaciones escolares, Margarita Osorio no dejó que su hija, Ana María Ángel, viajara a Medellín a pasar vacaciones por temor a la inseguridad. Ayer, Ana María apareció muerta cerca de Boca Ratón (150 km de Miami).

El crimen ocurrió cuando la comunidad colombiana del sur de la Florida empezaba a recuperarse de la muerte de la colombiana Zaida Rootes, asesinada por su compañero de apartamento, hace un mes.

Ana María había llegado al sur de la Florida con su madre Margarita Osorio hace 12 años procedente de Medellín, "ellas tenían la percepción que en este país iban a encontrar seguridad", dijo a EL TIEMPO una amiga de las víctimas.

La joven estaba próxima a graduarse del South Miami Senior High, donde conoció a su novio, Eddy Nelson Portoblanco, de 18 años y con quien llevaba cinco meses de relación.



EL CUERPO DE ANA MARÍA ÁNGEL fue encontrado al lado de una carretera cerca de Boca Ratón a 150 km. de Miami. AP

Precisamente el sábado pasado cumplían los cinco meses y decidieron celebrarlo. A eso de *las siete Eddy recogió a Ana* María en su casa y fueron a comer a Los Ranchos, un restaurante nicaragüense ubicado en Bay Side, en el centro de la ciudad. De ahí se fueron a South Beach, a bailar.

Según la Policía, hacia la medianoche, cuando la pareja se marchaba del lugar fue abordada *por cinco jóvenes* que los obligaron a subir a una camioneta Ford. Una hora después, alrededor de la una de la mañana, Eddy decidió hacerle frente a los criminales, que lo acuchillaron en repetidas ocasiones y luego lo arrojaron en una autopista al norte de Miami.

El muchacho fue rescatado en la carretera y conducido al North Broward Medical Center donde habló con la Policía y describió a sus asaltantes y al vehículo en el que se movilizaban. *En ese momento se inició* la búsqueda de Ana María, cuyo cuerpo fue recuperado ayer.

Hacia el medio día, según dijo Bobby Hernández, portavoz de la policía de Miami Beach, cinco individuos de origen puertorriqueño fueron arrestados como los principales sospechosos del secuestro y asesinato de la colombiana.

Mientras, su madre, Margarita Osorio con profunda tristeza afirmaba: "Lo que ha pasado me produce un dolor indescriptible. Dejé Colombia por la violencia y por la violencia perdí aquí a mi hija".

ANTIOQUIA / AMENAZAS A TRES ALCALDÍAS

Eln ataca autopista

El Eln reactivó sus ataques a la autopista Medellín-Bogotá, después de unos ocho meses de *no bloquear esa carretera. En la* tarde de ayer las autoridades verificaban la quema de una tractomula a la altura del municipio de San Luis.

Mediante llamadas telefónicas a las alcaldías de Cocorná, San Francisco y San Luis, los guerrilleros anunciaron que la vía fue declarada objetivo militar y que ni las administraciones municipales ni ninguna entidad estatal podían funcionar hasta nueva orden.

"La mayoría de las alcaldías del oriente descansan los lunes y como el miércoles es festivo, las consecuencias comenzarán a verse el jueves", contó un habitante de Cocorná.

Las amenazas del Eln se conocen tres días después de que en un comunicado escrito las Autodefensas Campesinas del Magdalena Medio (Acmm) prohibieron la entrada y salida de vehículos a San Francisco y al corregimiento Aquitania.

En el documento de una página, enviado a la Alcaldía de esa localidad, el grupo armado aduce que es una medida de seguridad tomada ante un reciente robo realizado por el Eln en zona rural de Sonsón, también en el oriente antioqueño.

Los 23 alcaldes de esa zona de Antioquia lograron el año pasado un acuerdo con ese frente subversivo, que durante seis meses y hasta abril pasado se comprometió unilateralmente a no atacar los comandos de policía de esas localidades.

Incursión en hospital

En Barrancabermeja, seis ho*ras después de haber ingresado* al Hospital San Rafael con una herida de bala en la pierna izquierda, René Fernando Güisa Mosquera fue sacado del centro asistencial por dos hombres que dijeron ser paramilitares.



EN AGOSTO DEL 2001 el Eln atacó San Francisco. Tres niños murieron y 35 personas resultaron heridas. Archivo / EL TIEMPO

El hecho ocurrió el pasado sábado a las 7 de la noche, cuando Güisa, de 19 años, permanecía en la sala de urgencias a punto de ser intervenido para extraerle el proyectil que recibió ese día en la mañana cuando se encontraba en una vereda de Cimitarra (Santander).

Jorge Gómez, defensor regional del Pueblo, dijo que le parecía extraño que en el hospital no hubiese policía en ese momento.

De otra parte, en Arauca 11 guerrilleros de las Farc murieron en jurisdicción de Tame tras combates separados que sostuvieron el fin de semana con el Ejército y autodefensas.

Los 'paras' entregaron a la Defensa Civil los cuerpos de siete insurgentes muertos.

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

$ 3.468 millones, se vendieron en acciones privilegiadas de ISA en el primer día de oferta.

DÓLAR		CAFÉ COLOMBIANO		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS	
Tasa representativa del mercado	▲ $ 2.270,92	Dólares por libra OIC		Dólares por barril		IGBC (Índice General)		Efectivo anual		HOY $ 124,8292		Pesos por
Casa de cambio (c)	▼ $ 2.120,00	Hoy	0,67	Hoy	27,13	Hoy	1.124,43	DTF	9,75%	MAÑANA $ 124,8586	Euro	$ 2.036,28
Casa de cambio (v)	▼ $ 2.150,00	Ayer	0,69	Ayer	26,73	Ayer	1.139,22	DTF Trimestre anticipado	9,20%		Bolívar	$ 2,67
								TBS Efectivo anual Bancos a 90 días	9,45%		Peso mexicano	$ 246,72

Fisalud, en la mira de las clínicas

La Asociación Colombiana de Clínicas y Hospitales está acopiando información sobre grupos que abordan a sus afiliados cuando van a cobrar a Fisalud las cuentas por servicios de urgencias y del Seguro Obligatorio de Accidentes de Tránsito y les prometen tramitarlas en 10 0 15 días si les pagan una comisión del 20 por ciento sobre el valor de la factura. Fisalud, según el presidente del gremio hospitalario, se ha convertido en uno de los principales deudores del sistema: aproximadamente 150.000 millones de pesos.

En defensa de la contribución

El gerente de la Federación de Cafeteros, Jorge Cárdenas, salió al paso de las críticas de Anif sobre la inconveniencia de restablecer la contribución cafetera, una especie de impuesto que se cobra a las exportaciones del grano y que se destina a financiar el Fondo del Café. Cárdenas recordó a los cultivadores que si quieren que sobreviva la Federación y que el Fondo pueda seguir ofreciendo mínimos servicios, es necesaria la contribución.

Para reactivar exportaciones

Distribución de la cartera en pesos por plazos (%)
31 de marzo 2002


Hasta 1 año
Hasta 3 años

El Banco de Comercio Exterior de Colombia (Bancóldex) redujo sus tasas de interés para todas las líneas en pesos y en todos los plazos, en un intento por compensar el efecto que

ENTREVISTA / DEFENSORÍA EXAMINARÁ ACTUACIONES DE LA POLICÍA FISCAL Y ADUANERA

No más goles de la Dian

La recién posesionada Defensora del contribuyente ha recibido 55 reclamaciones. muchas por devoluciones de impuestos y demoras en respuestas de la Dian.

JORGE CORREA C.
Redactor de EL TIEMPO

En un país donde a la evasión de impuestos, que alcanza 33,6 por ciento en renta y 22 por ciento en ventas, se le califica de 'deporte nacional' y donde se afirma que si la práctica se controlara con rigor no habría necesidad de crear más gravámenes, suena paradójico que aparezca un Defensor del Contribuyente.

No obstante, la figura fue creada hace cuatro años –con la Ley 488, de reforma tributaria–. Sin embargo, apenas ahora aterrizó, con el nombramiento de María Isabel Silva Nigrinis en el cargo.

¿Defender a los contribuyentes? Sin pensarlo dos veces, Silva responde que ellos no solo tienen obligaciones, "también derechos que deben ser respetados". Por algo es abogada, experta en el espinoso mundo de los impuestos.

Acompañada de 10 expertos, Silva Negrinis comenzó a despachar el 18 de febrero pasado, y aunque su cargo no ha trascendido a la opinión pública, ya ha examinado más de una reclamación y ha hecho recomendaciones que, asegura, han sido acatadas por la Dian.



'NO QUIERO que me confundan con la oficina de quejas y reclamos de la Dian': María Isabel Silva. Felipe Caicedo / EL TIEMPO

¿Qué va hacer como Defensora del contribuyente?

Garantizar el respeto de los derechos de quienes pagan impuestos, de los declarantes y usuarios aduaneros y cambiarios, cuando sientan que han sido vulnerados, conculcados o transgredidos por la Dian.

¿Cuál es el primer paso para reclamar?

Que se tenga claro que es por un derecho que se considere violado. No quiero que me confundan con la oficina de quejas y reclamos de la Dian, que atiende e investiga disciplinariamente faltas de respeto y otras anomalías de funcionarios de la entidad.

Atenderemos ciertas inconformidades. Por ejemplo, si alguien cree que debe pagar cinco millones de pesos, pero la Dian le dice que son 25 millones y la Defensora verifica que la razón la tiene el contribuyente, se le recomienda al Director de Impuestos que actualice la información.

¿Solamente recomienda?

Yo no soy la tercera instancia de la Dian. Cuando veo que hay una violación ostensible, presento una recomendación para que se revoque la decisión que se adoptó.

¿Una Defensoría sin dientes?

3-3

Hasta 2 años	17
Hasta 5 años	15
Hasta 7 años	7
Hasta 4 años	5
Hasta 6 años	2

(1) Fuente: Bancoldex

ha tenido la revaluación sobre el sector exportador nacional. La reducción de las tasas es escalonada y tiene su fundamento en el descenso de la DTF, la cual se encuentra en su mínimo histórico en 9,75 por ciento efectivo anual.

Más productos Boehringer

El laboratorio farmacéutico Boehringer Ingelheim aspira a colocar 100.000 unidades en el mercado colombiano, durante el primer año, de su nuevo medicamento Pharmaton cápsulas, producto de su línea natural y de origen suizo, indicado para aumentar el bienestar mental y físico de las personas. El producto ya se comercializa en 36 países donde *factura 108 millones de dólares anuales.*

Vidrios blindados de exportación

La fábrica en Colombia de O' Gara Hess & Eisenhardt fabricó y vendió vidrios blindados por 3 millones de dólares el año pasado, de los cuales 1,8 millones se comercializaron en el mercado interno, donde por las condiciones de orden público se han incrementado las medidas de seguridad tanto en el sector público como en el privado.

Hipermercado para vehículos

Alrededor de 40 empresas, entre las cuales están Goodyear, ExxonMobil, Gabriel y Bosch, se unieron para poner en marcha el primer hipermercado automotor del país, el cual está ubicado en La Floresta, en Bogotá. Ofrece todo lo necesario para los vehículos bajo un solo techo. La inversión inicial para el proyecto fue de 100 millones de pesos.


CREAMOS AUTOMÓVILES
RENAULT REPUESTOS ORIGINALES
Su Renault tampoco será un Renault si no usa piezas originales. Sólo los Repuestos Originales Renault tienen garantía de un año. Encuéntrelos en todos los puntos de venta autorizados.
Línea de atención al cliente 9800 9 19333. www.sofasa.com.co, www.renault.com.co
Sofía ya no es Sofía.
SOFASA S.A.

3

EL TIEMPO

LUNES 29 DE ABRIL DE 2002



COMPUT@DORES

TELEVISIÓN EN PC

DVR, un dispositivo que permite grabar y reproducir programas de televisión de forma digital, se comercializa cada vez más en Europa. 3-6

ECONÓMICAS

CASO COLOMBIA, AÚN EN LA MIRA

Juez Garzón seguirá investigando la compra del Banco Gandero por parte del BBV. 3-3

PASAJEROS / LOS RECLAMOS AUMENTARON 73 POR CIENTO

Quejas aéreas, por las nubes

Los líos con los tiquetes y la pérdida de equipaje, son los principales dolores de cabeza de los viajeros, según dice un informe de la Aeronáutica Civil.

Quejas por aerolínea
Nacional (ponderado)


Intercontinental 32%
Tas 23%
Aero-República 12%
Satena 10%
Aires 9%
Avianca 6%
Aerotaca 3%
Sam 3%
Aces 2%

Fuente: Aerocivil.

Quejas por aerolínea
Internacional (ponderado)


Servivensa 39%
Cubana 29%
Delta 8%
Lufthansa 7%
Otras 7%
AirFrance 3%
Continental 3%
AirAruba 2%
Avianca 1%
Aces 1%

Fuente: Aerocivil.

ECONÓMICAS

AMILKAR HERNÁNDEZ
Subeditor Económico de EL TIEMPO

El 26 de enero del 2001, Dora Esther David de Fúnes llegó al aeropuerto de Valledupar con el féretro que contenía el cadáver de su hermano, para trasladarlo a Bogotá. Hizo los trámites para tomar el vuelo 8835 de Intercontinental y, sorpresivamente, la aerolínea le comunicó que no podía llevar el cofre fúnebre, por razones de sanidad.

Después de una tensa discusión, la señora David, quien señaló que el cuerpo estaba debidamente arreglado, tuvo que tomar un vuelo de Avianca para transportar a su pariente.

Luego reclamó ante la Aeronáutica Civil, que intervino y sancionó a Intercontinental con 20 salarios mínimos mensuales. La aerolínea apeló y el caso todavía no está resuelto.

En contraste, Francia Helena Castillo González, quien recibió malos tratos y demoras en un vuelo de AeroRepública el 26 de diciembre del 2001, reclamó, y logró un arreglo con la empresa, que le reconoció una compensación a través de un aerobono para volar con descuentos. La queja se archivó y no afectó a la compañía.

En medio de estos dos reclamos está el de Ángela Aguado, quien viajó el 17 de abril del año pasado en el vuelo 9545 de Avianca, en la ruta Cartagena-Bogotá. Cuando llegó a la casa, encontró que su equipaje estaba saqueado. Al día siguiente se quejó y meses después la aerolínea fue sancionada por la Aerocivil, con una multa de dos salarios mínimos, que ya fueron cancelados.

La diferencia entre las tres denuncias consiste en que Dora Esther y Ángela Aguado lograron, con sus reclamos, que la Aeronáutica Civil sancionara a las aerolíneas. En cambio, Francia Helena consiguió una compensación personal.

Esta es la gran ironía, pues normalmente la multa termina beneficiando las arcas de la Aerocivil y el lesionado se queda con el daño.

Esto significa que las decisiones administra-


SALIDAS NACIONALES
LLEGADAS NACIONALES
PUNTO DE ENCUENTRO

hay una oficina o mínimo un buzón. También lo pueden hacer por correo electrónico y fax.

Aerolíneas con pilas

El director de la Aeronáutica, Juan Carlos Vélez, piensa que "las aerolíneas se han puesto las pilas con el servicio, porque además de defender al cliente se han dado cuenta que les puede salir más caro el caldo que los huevos".

Con la idea de promover que la gente reclame, Vélez decidió contestarles personalmente a los que presentan quejas.

El pasado 11 de abril, por ejemplo, le comunicó por escrito a Patricia Santacruz, residente en Pasto, que había sancionado con cuatro salarios mínimos a Satena, y a Oscar Alberto Guzmán, en Bogotá, que multó a American Airlines con dos salarios mínimos, al encontrar razonables sus quejas.

De otro lado, la Aerocivil imprimió 15.000 ejemplares de la Guía del Pasajero, que no es otra cosa que un Manual de los derechos y deberes del Usuario. Estos folletos ya se comenzaron a colocar en los espaldares de las sillas de Avianca, Aces y AeroRepública, y posteriormente se dejarán en los aviones del resto de aerolíneas, indicó Vélez.

Según un informe de la Aerocivil, las quejas más comunes en la operación nacional e internacional son, en su orden, las relacionadas con la atención al pasajero, el incumplimiento en los horarios y el manejo de los equipajes.

Según un estudio de la Aerocivil, AeroRepública recibió en el segundo semestre del 2001 el mayor número de quejas, con 62. Le siguió Avianca con 60 e Intercontinental con 41. Si se mira la distribución ponderada de las quejas –es decir, si se tiene en cuenta la participación de la aerolínea en el total del tráfico aéreo–, el primer puesto se lo llevó Intercontinental –ver gráfico–.

El presidente de Intercontinental, Luis Alfredo Gallego, considera que en un ponderado, por volumen de operación, una o dos compañías quedan en el mismo nivel.

Las quejas, explica, son dadas por situaciones consecuenciales, pues muchas veces por cierres se retrasa la operación por cierre de los aero-

tivas sancionan a las aerolíneas y el pasajero tiene que iniciar acciones judiciales para lograr una indemnización.

El jefe de la división de fiscalización (el hombre de los reclamos de la Aerocivil), Jorge Quintana, reconoce la injusticia con el pasajero, pero advierte que, de una parte, se está buscando una nueva legislación, y de otra, con el Manual de los Derechos y los Deberes del pasajero, se busca que el viajero y las aerolíneas lleguen a acuerdos que arrojen un mutuo beneficio, como en el caso de Francia Helena. Lo importante, explica, es que la gente se queje. Y de hecho, lo hace.

Entre el segundo semestre del 2000 y el 2001, las cifras de la Aerocivil muestran que los reclamos recibidos aumentaron 73 por ciento. Lo curioso es que, en contraste, las quejas con justa causa bajaron, en el mismo período, del 65 al 51 por ciento.

Para atender las quejas, que en lo corrido de este año ya suman 400, en todos los aeropuertos, debido al mal clima, "y esto los pasajeros no lo entienden", dice.



LAS QUEJAS MÁS COMUNES son las relacionadas con atención al pasajero, incumplimiento de horarios y manejo de equipajes. Carlos Julio Martínez / EL TIEMPO

Agrega que se tienen también inconvenientes no previstos, como fallas técnicas, que no se pueden solucionar de forma inmediata, y esas demoras se presentan en destinos específicos como San Andrés, pues en los vuelos continentales no hay tantas dificultades, concluye Gallego.

Los reclamos, después del 11 de septiembre, registran casos curiosos. Francisco Vega, quien atiende la oficina del aeropuerto Eldorado, comenta que en ocasiones hay pasajeros que le tiran desde cortaúñas hasta tijeras y navajas, porque se las prohiben llevar en el vuelo.

"Yo, como no las puedo guardar, se las entrego al DAS. Cuando el pasajero regresa, muchas veces las reclama y se las devuelven", dice Vargas.

En medio de todos estos casos, la propuesta de las autoridades aeronáuticas a los usuarios del transporte aéreo es: ¡quéjese!

JUSTICIA / BILL GATES ATESTIGUÓ EN EL JUICIO ANTIMONOPOLIO DE MICROSOFT

Windows y Explorer, inseparables

COMPUTADORES

WASHINGTON (AGENCIAS)

Bill Gates, fundador de Microsoft, se presentó la semana pasada al estrado para declarar en el juicio antimonopolio que enfrenta su compañía, y aseguró que las sanciones exigidas por los demandantes (dentro de las que se cuenta la liberación del código fuente de su sistema operativo) perjudicarían a Windows y darían ventajas injustas a los competidores.

En su primera comparecencia desde que el Gobierno federal y 18 estados de Estados Unidos demandaron a Microsoft, en 1997, Gates explicó que estaba dispuesto a cumplir cualquier sentencia del tribunal, pero que aceptar las solicitudes de los querellantes le costaría al gigante del software 10.000 millones de dólares y pondría en peligro el desarrollo de nuevas plataformas.

Los acusadores –nueve estados que decidieron no acatar el acuerdo extrajudicial logrado hace unos meses por Microsoft y el Departamento de Justicia de Estados Unidos– sostienen que esa solución no garantiza el final de las prácticas desleales que la firma ha aplicado durante años para acaparar el mercado.

Para ello, afirman los abogados demandantes, todas las versiones de Windows deben ser comercializadas sin otras aplicaciones de Microsoft incluidas, como el navegador Internet Explorer, de manera que el usuario tenga la libertad de escoger qué módulos del sistema quiere utilizar.

Sin embargo, Gates sostuvo que sus programas son desarrollados para operar satisfactoriamente en conjunto, por lo que Windows dejaría de funcionar si se extraen de su estructura central las aplicaciones secundarias.

Una solución radical

Por esa razón, los estados acusadores quieren que la justicia obligue a Microsoft a divulgar el código fuente y la información técnica sobre la manera como se ejecuta la plataforma, de modo que puedan verificar si los programas de la discordia no son capaces de trabajar aisladamente.

Así mismo, el abogado principal de los querellantes, Carl Shapiro, señaló que la liberación del código de instrumentos como Office permitiría la aparición de aplicaciones similares para Linux y Unix, entre otras estructuras, lo que beneficiaría a los consumidores y favorecería la competencia en el mercado.

En opinión de Shapiro, eso no impediría que Microsoft mantuviera su posición como el mayor vendedor de programas para usuarios de Windows.

No obstante, Gates aseguró que las sanciones y remedios propuestos no impulsarían el avance de la industria, sino que causarían una transferencia masiva de propiedad intelectual de Microsoft a sus competidores directos.

"La imposición de multas adicionales –añadió el presidente– devaluaría la plataforma Windows, reduciría su capacidad para la operación de miles de equipos y programas digitales, y frustraría el incentivo de Microsoft para seguir creando productos innovadores".

Según Gates, la propuesta de los estados vulnera los tres elementos del éxito de su compañía, y amenaza a muchas empresas que desarrollan aplicaciones sobre los esquemas de Windows, mientras que pone en peligro la confianza de los consumidores de programas para computadores personales.

De cualquier forma, como sostienen los demandantes, el centro de las acusaciones es la forma en que Microsoft ha presionado a fabricantes y vendedores de equipos y software para que adecuaran sus productos a la configuración de Windows, lo que impidió a otros miembros de la industria contar con las mismas oportunidades en el mercado.



BILL GATES, presidente de Microsoft, defendió el modelo de distribución de Windows y dijo que no se puede separar de Internet Explorer. Archivo particular

Plataformas modulares

Para solucionar el problema, Shapiro propone estudiar el diseño Windows XP Embedded, un sistema operativo empleado en aparatos como sintonizadores de televisión por cable y cajeros automáticos, lo que permitirá elaborar una plataforma modular, libre de las conexiones obligatorias con aplicaciones externas.

Al respecto, Gates aseguró que, si bien es cierto que el programa puede operar aceptablemente al ser despojado de otras aplicaciones, sería imposible diseñar herramientas diferentes, preparadas para funcionar como las que se pretende borrar.

Así las cosas, el hombre al frente de Microsoft concluyó que la entrega de su tecnología a competidores, para que estos elaboren equivalentes funcionales de sus programas, acabaría con la tradición de innovación de los creadores de Windows, mientras que el avance de la industria de software se retrasaría 10 años, para quedar estancado, sin remedio, en ese punto.

Vale la pena recordar que los estados que rechazaron el acuerdo entre Microsoft y el Gobierno federal son: Iowa, Utah, Massachusetts, Connecticut, California, Kansas, Florida, Minnesota y Virginia Occidental.

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

A 3,2 billones de pesos bajó la deuda de las regiones, según Planeación Nacional.

DÓLAR

Tasa representativa del mercado	$ 2.285,64
Casa de cambio (c)	$ 2.120,00
Casa de cambio (v)	$ 2.150,00

CAFÉ COLOMBIANO — Dólares por libra OIC

Hoy	0,66
Ayer	0,66

PETRÓLEO — Dólares por barril

Hoy	25,83
Ayer	26,63

BOLSA DE COLOMBIA — IGBC (Índice General)

Hoy	1.138,32
Ayer	1.136,99

INTERÉS — Efectivo anual

DTF	9,56%
DTF Trimestre anticipado	9,03%
TBS Efectivo anual Bancos a 90 días	n.d.

UVR

HOY	$ 125,0649
MAÑANA	$ 125,0944

MONEDAS

	Pesos por
Euro	$ 2.096,07
Bolívar	$ 2,47
Peso mexicano	$ 245,58

Naviera taiwanesa

Hoy inicia sus operaciones en Buenaventura la naviera taiwanesa Evergreen, una de las líderes a nivel mundial en el transporte de carga de contenedores. Evergreen tendrá dos entradas semanales de sus buques en este puerto, uno rumbo sur y otro rumbo norte. Esto le permitirá a los importadores y exportadores colombianos aumentar la competitividad en sus negocios, en los cuales la regularidad y oportunidad de los servicios de transporte es fundamental.

Restrepo pide no ser incluido



Juan Camilo Restrepo Salazar (en la foto) le envió ayer una carta al Comité Nacional de Cafeteros -con copia a EL TIEMPO-, en la cual le manifiesta que si efectivamente hay ya una decisión de parte de los 15 comités departamentales de

EXPLORACIÓN / PETROLERA ESTATAL DEBERÁ TERMINAR TAREA INCONCLUSA EN SAMORÉ

Reversazo para Ecopetrol

Después de invertir casi US $100 millones de dólares, Occidental abandona el controvertido prospecto, porque no le era rentable. El 17 de mayo finaliza contrato.

La decisión de Occidental de abandonar la exploración del Bloque Samoré, piedra angular de la nueva generación de campos petroleros en el país, es ante todo un grave revés para Ecopetrol.

La empresa está en una carrera contra el tiempo para descubrir más reservas de hidrocarburos y evitar que Colombia pierda la autosuficiencia petrolera en la próxima década.

Aunque la Ecopetrol aún no ha sido notificada oficialmente de la decisión, la sede principal de Occidental en Los Ángeles la confirmó el viernes pasado.

Lo hizo, luego de analizar que desde

Ecopetrol continuará con la perforación de otros 3 kilómetros ...

petrol, con toda la información recopilada, la cual podrá ser empleada por la empresa u otra compañía en futuros desarrollos.

"El área sigue siendo prospectiva desde el punto de vista geológico, pero la decisión tuvo mucho que ver con el aspecto económico", indicó la fuente.

Lo cierto es que en Colombia, la empresa ha visto afectado sensiblemente su flujo de ingresos debido a los constantes ataques de la guerrilla contra la infraestructura de Caño Limón, el segundo campo más grande del país.

Los atentados contra el oleoducto han obligado a la Oxy a declarar en reiteradas oportunidades el estado de fuerza mayor al no poder cumplir con los embarques de crudo a sus clientes en el exterior.

Samoré, también conocido como Sirirí, localizado en el departamento de Norte de Santander, ha sido uno de los proyectos más traumáticos para esta industria, especialmente por la férrea oposición de los indígenas U'wa, quienes incluso amenaza-



EN EL SEGUNDO SEMESTRE del año pasado, Occidental dejó de perforar el pozo Gibraltar 1, perteneciente al Bloque Samoré, cuando no encontró indicios de petróleo. Archivo / EL TIEMPO

AÚN ES VIABLE

A pesar de la decisión de la multinacional, Ecopetrol confía en las perspectivas del área, en la cual se perforó un tramo del primer pozo, denominado Gibraltar 1, y cuyos resultados para Occidental no fueron satisfactorios, pues no encontró crudo sino gas y otros productos denominados condensados.

Según Luis Eduardo Peña, gerente de prospección de

en el contrato, y así poder evaluar nuevos resultados.

Peña explicó que esa parte del proceso será menos costosa para la compañía, debido a que Occidental ya hizo la mayor inversión, sobre todo la relacionada con la infraestructura y obras civiles en el área de influencia.

"Lo que queda ahora son unas cifras por debajo de 10 millones de dólares para lle-



apoyar el nombre de Juan Manuel Santos como gerente de la Federación Nacional de Cafeteros, como lo publicó este diario en su edición del domingo, por favor prescindan de incluir su nombre en la terna de candidatos, que saldrá hoy de la reunión del Comité, en Bogotá.

Su propio récord

En Abril del 2002, Renault rompió su propio récord, al vender 1.250 ejemplares durante un solo mes, de sus modelos Twingo, Clio, Symbol, Mégane, Scénic y taxi Metrópoli. Desde hace cuatro años, Renault no vendía un número tan alto de vehículos en un mes. Así, se sigue consolidando la recuperación de la actividad aumotriz, una de las pocas que saca la cara por la economía en estos tiempos.

Anif, preocupada por la industria

Ventas de la industria
Ene-Feb 02 / Ene-Feb 01 (%)

Electrodomésticos	-19,9
Caucho	-16,9
Hierro y Acero	-15,4
Min. no Met.	-15,2
Prod. madera	-9,9
Marroq.	-9,6
Curtiembres	-8,7
Azúcar	9,9
Maq. uso general	10,1
Derivados del pet.	15,5
Radio, TV y com	26,1
Maq. uso especial	29,9
Vehículos	36,1
Tabaco	42,7

Fuente: Dane

La Asociación Nacional de Instituciones Financieras se mostró preocupada por las cifras del Dane sobre desaceleración de la actividad industrial, según las cuales las ventas cayeron -0,26 por ciento y la producción -0,65 en el primer bimestre del año. En opinión de Anif, la industria está siendo afectada por la inseguridad y la incertidumbre de la transición política, en general, y por la apreciación de la tasa de cambio real, en particular.

Crédito a pensionados

Megabanco lanzó una línea de crédito de consumo para asalariados y pensionados. Son préstamos hasta por 5 millones de pesos, sin codeudor. Ya colocó 10.207 millones de pesos. Para acceder se requiere el formulario de solicitud, la fotocopia de la cédula, los dos últimos desprendibles de pago y los certificados laboral y de ingresos y retenciones.

el punto de vista económico, no era rentable continuar con la exploración en la que ya ha invertido cerca de 100 millones de dólares.

Probablemente, la devolución de las 47 mil hectáreas del área del contrato, se realizará después del 17 de mayo, cuando termina la vigencia del mismo, el cual fue suscrito con Ecopetrol en 1991.

Fuentes en Occidental indicaron a EL TIEMPO que el bloque le será devuelto a Ecopetrol, para la empresa el proyecto todavía es viable y es probable que la compañía tome la decisión de continuar la perforación de 2.500 pies (unos 3 kilómetros), adicionales a los 12.000 pies que perforó Occidental, para llegar al objetivo inicial fijado

en Gibraltar.

ron con un suicidio colectivo si se perforaba el territorio el cual consideran sagrado.

Las protestas de los indígenas obligaron a las autoridades a ampliarles el resguardo en el que habitaban, pero aún así continuaron con la oposición.

Pero además, la petrolera también tuvo que enfrentar hostigamientos de la guerrilla, especialmente del Ejército de Liberación Nacional y presiones internacionales de las Organizaciones No Gubernamentales que apoyaban la posición de los U'wa.

El controvertido bloque era una prometedora esperanza, porque inicialmente se calculaban reservas por 1.400 millones de barriles y le permitiría al país mejorar sus ingresos por concepto de las exportaciones.

gar al objetivo final", dijo.

"Lo único cierto es que la estructura no ha sido probada y se justifica entrar a evaluarla por Ecopetrol o por otra compañía, pero aún no se ha tomado la decisión final", agregó el funcionario.

LATINOAMÉRICA / POBREZA Y COOPERACIÓN

Cepal inició sesiones

La Comisión Económica para América Latina y el Caribe (Cepal), cuya vigésima novena sesión se instalará formalmente el jueves en Brasilia (Brasil), comenzó ayer a estudiar los programas de reducción de la pobreza, de cooperación regional y preservación del medio ambiente en los 48 países miembros.

El secretario ejecutivo del organismo, el colombiano José Antonio Ocampo, dijo que los propósitos de la Cepal deben inscribirse en el contexto de globalización que, si bien ofrece posibilidades para el desarrollo de los países, también conlleva riesgos, dada la creciente superposición de los procesos económicos, sociales y culturales que implica.

El jueves será el presidente de Brasil, Fernando Henrique Cardoso, quien instale la sesión ministerial. Las labores se clausuran el viernes.

| EL TIEMPO |

THE WALL STREET JOURNAL AMERICAS.

EL TIEMPO Y GRUPOS DIARIOS DE AMÉRICA *Una publicación de* **DOW JONES** http://wsj.com MARTES 7 DE MAYO DE 2002 **1-10**

What's News—®

INTERNACIONAL

NOVARTIS trasladará su sede central de investigación de Suiza a Boston, marcando una de las deserciones más significativas en el alguna vez poderoso mercado farmacéutico europeo. Novartis se une con su decisión a Aventis y la antigua Pharmacia, entre otras firmas. EE.UU. es el mayor y más rentable mercado farmacéutico del mundo.

* * *

La decisión de Irak de reanudar sus exportaciones de crudo provocó una caída de 50 centavos de dólar, a US$26, en los precios del crudo de referencia en la Bolsa Mercantil de Nueva York. La medida, sin embargo, podría implicar precios más altos a final de año, si la OPEP decide no aumentar el nivel de producción del grupo.

* * *

EBay planea anunciar hoy una alianza con la consultora Accenture para ayudar a las firmas con al menos US$100 millones en facturación anual a vender sus mercancías a través del sitio de subasta en línea. EBay busca con esta medida ampliar sus negocios con las corporaciones.

* * *

Unilever vendió DiverseyLever, empresa de limpieza industrial, a Johnson Wax Professional por unos US$1.600 millones. La venta marca la salida de la anglo-holandesa de ese negocio y se enmarca en su estrategia jar la calificación de Merrill Lynch y otras firmas si la investigación sobre conflictos de interés termina en una condena.

* * *

El nuevo presidente ejecutivo de IBM, Samuel Palmisano, auguró un panorama nublado para el gasto tecnológico en 2002 y 2003, y advirtió a sus empleados que habrá más recortes de costos.

Viacom e IBM anunciaron un acuerdo de tecnología y consultoría para futuros servicios de entretenimiento digital.

* * *

Peregrine Systems investiga posibles irregularidades contables y anunció la renuncia de su presidente. La estadounidense de software inició la pesquisa por recomendación de KPMG, su nueva firma contable que reemplazó a Arthur Andersen.

* * *

PepsiCo Inc. anunciará hoy una nueva versión de Pepsi. Coca-Cola celebrará mañana el lanzamiento de su nueva Coca-Cola con sabor a vainilla. Las ventas de refrescos subieron sólo un 0,6% en 2001.

* * *

El Sindicato Culinario de las Vegas podría adelantar una huelga en protesta por los despidos masivos tras el 11 de septiembre y las

El Superpeso Pierde Fuerza

Pero la Caída de la Moneda Mexicana no Auguraría una Crisis

JOEL MILLMAN
The Wall Street Journal

El repentino declive de un 5% en el valor del peso mexicano en días recientes es un alivio para grandes exportadores como el gigante de autopartes, Delphi Inc. No obstante, un peso más débil representará menos dólares para los balances finales de grandes compañías como PepsiCo Inc. y Kimberly-Clark Corp., que venden sus productos en México, en pesos, pero tienen que convertir sus ingresos en moneda estadounidense.

Para Delphi, que recibe la mayor parte de sus ingresos en dólares, pero tiene altos costos en pesos, el peso fuerte ha perjudicado sus ventas en el extranjero y ha hecho más costosos los sueldos que paga. El año pasado, la firma recortó su nómina en casi 15.000 personas cuando los pedidos desde el extranjero disminuyeron en medio de la recesión en Estados Unidos.

Pero al mismo tiempo, un peso fuerte, al ser convertido en dólares y enviado a EE.UU., ha sido una gran ayuda para empresas que venden desde bebidas hasta papel higiénico en el mercado mexicano.

Kimberly-Clark de México SA, en la que la oficina central de Dallas posee un 48%, vendió más de US$1.500 millones en productos de papel en México el año pasado, contribuyendo más de US$100 millones al balance final de su casa matriz.

Impulso a las Ganancias

La sobrevaluación del peso ayuda a los vendedores estadounidenses que operan en México ya que sus ingresos son convertidos a dólares.

Peso mexicano por US$


0,110
0,105
0,100
E F M A M J J A S O N D E F M A M
2001
2002

Fuentes: Tradeline.com; América Economía

Vendiendo en pesos
Ingresos en 2000 de subsidiarias mexicanas de firmas de EE.UU., en millones de US$


Wal-Mart de México 7.700
IBM 3.800
Hewlett-Packard 3.200
Sabritas (PepsiCo) 2.800
GE 2.600
Coca-Cola 2.400
Pepsi 2.000
Kimberly-Clark 1.600

Históricamente, América Latina ha contribuido con cerca de un 10% de las ganancias netas de Kimberly-Clark, con México enviando consistentemente más de la mitad de esa cifra. El declive más reciente del peso mexicano ya ha reducido en US$5 millones las ganancias de la empresa este año. Los analistas esperan que otras grandes empresas sufran erosiones monetarias similares de las operaciones mexicanas de las grandes multinacionales.

El peso, que se apreció cerca de un 10% frente al dólar durante los últimos tres años, cerró el lunes a 9,482 pesos por dólar, frente a 9,006 de hace un mes.

El peso se ha visto impulsado por el enorme flujo de dólares hacia la economía mexicana. Los aproximadamente US$9.000 millones en remesas anuales de mexicanos que trabajan en EE.UU. también ayudaron a mantener el peso fuerte frente al dólar, así como miles de corredores de divisas que asumieron grandes posiciones en lo que Wall Street considera la moneda más líquida de los mercados emergentes.

El debilitamiento del peso, aunque sorprendente por su velocidad, no indica otra crisis latinoamericana, dicen observadores del mercado, sino un ajuste muy necesario.

"Ésta no es una crisis monetaria, sólo un ajuste que ya se había retrasado bastante", dice Gray Newman, analista para Latinoamérica de Morgan Stanley.

Ayer, el secretario de Hacienda, Francisco Gil, aseguró que el gobierno mexicano no piensa intervenir en el tipo de cambio.

Europa Planea Imponer Gravamen a los Bienes Descargados de Internet

Frenos a los Fondos de Cobertura en EE.UU.

GREGORY ZUCKERMAN
The Wall Street Journal

Las libertades de los fondos de cobertura en materia de regulación podrían estar llegando a su fin.

Preocupada por una serie de escándalos en la industria de los fondos de cobertura que manejan activos por US$560.000 millones, la Comisión de Bolsa y Valores de EE.UU. (SEC) está considerando aumentar el escrutinio de estos fondos, lo que representaría un cambio fundamental en la forma en que funcionan.

Actualmente los fondos de cobertura (dirigidos a aquellos inversionistas más adinerados que están dispuestos a tomar mayores riesgos) tienen muy poca vigilancia regulatoria especialmente porque parten de la base de que los inversionistas más acaudalados tiene la capacidad de evaluar los riesgos por cuenta propia. La privacidad de los fondos de cobertura y sus altos rendimientos, han hecho que sean muy populares entre los inversionistas.

Pero eso podría cambiar. Los fondos de cobertura son de los productos más atractivos en Wall Street (hace sólo dos años unos US$324.000 millones estaban en estos fondos) pero los inversionistas han perdido cientos de millones de dólares en los últimos años debido a fraudes y otras actividades.

Ahora, algunos funcionarios de la SEC están discutiendo nuevas normas que forzarían a los fondos de cobertura a

de concentrarse en sus marcas líderes.

Moody's Investors Service advirtió que podría rebajar revelaciones de abultadas comisiones de algunos ejecutivos hoteleros. El voto final será el 16 de mayo.

REGIONAL

FEDECÁMARAS, la mayor agrupación empresarial de Venezuela, dijo no estar satisfecha con los cambios en el equipo económico del presidente Hugo Chávez. Un ejecutivo de la entidad se mostró "optimista" con los cambios, pero señaló que "no son suficientes para resolver los problemas del país".

* * *

AmBev, gigante brasileño de bebidas, espera que el crecimiento de su volumen de cervezas no registre grandes variaciones este año frente al pasado. Felipe Dutra, director general de finanzas de la empresa, dijo que las ventas de cerveza cayeron un 12,3% en el primer trimestre, más de lo esperado.

* * *

Bavaria, cervecera colombiana, recibió el visto bueno de la Superintendencia de Valores para realizar una emisión de bonos por 700.000 millones de pesos (US$317,5 millones). La empresa utilizará los fondos para reestructuración y modernización.

* * *

Pdvsa, petrolera estatal venezolana, dio inicio al primer proyecto de explotación de gas mar adentro. La empresa está gastando US$6 millones por mes y la inversión de la primera fase se acercará a los US$375 millones.

* * *

Global Crossing firmó un acuerdo con Convergia para ofrecer servicios de voz y de redes de datos en América Latina por dos años a partir de este mes. Convergia, con sede en Canadá, opera en México, Ecuador, Chile, Perú, Argentina y Brasil.

PAUL HOFHEINZ
The Wall Street Journal

BRUSELAS—

En un revés para las compañías de comercio electrónico de Estados Unidos y Asia, los ministros de la Unión Europea planean aprobar hoy un polémico impuesto pidiéndoles a las compañías de Internet que paguen impuestos en sus ventas en la UE de productos digitales que pueden bajarse de la Red.

Bajo el actual sistema, las compañías europeas de comercio electrónico ya pagan un impuesto nacional sobre las ventas por cada venta al consumidor que hacen, y se han quejado durante años de que las compañías estadounidenses no tienen que hacer lo mismo. Si el plan fiscal de la UE opera sin complicaciones, podría convertirse en un modelo para otros lugares en el tema de impuestos a productos digitales que se pueden bajar de Internet, aunque el mercado para estos productos, incluyendo software y archivos de música, es una parte muy pequeña del sector mundial de comercio electrónico que alcanza a US$2,2 billones.

El impacto de este impuesto en Latinoamérica sería mínimo. "Es un mercado minúsculo, hay muy pocas empresas en la región que ofrecen" productos digitales que se bajan de Internet y que comercian con Europa, comenta Daniel Torras, director para América Latina de Pyramid Research.

Negocios En Línea

Ventas de comercio electrónico en el mundo, en US$ miles de millones

	2001	2002*	2003*
EE.UU.	864,1	1.411,3	2.817,2
Japón	64,4	146,8	363,6
Alemania	46,4	102	211,1
Reino Unido	38,5	83,2	165,6
Francia	22,1	49,1	104,8
Italia	15,6	33,8	71,4
Europa Occidental	194,8	422,1	853,3
Mundo	1.223,6	2.231,2	3.979,7

*Cifras para 2002 y 2003 son estimados
Fuente: Forrester Research Inc.

La medida exonera a todas las transacciones entre empresas, que representan cerca del 90% del mercado de comercio electrónico de Europa, valorado en US$422.000 millones. El mercado de comercio electrónico de EE.UU. es de US$1,5 billones anuales, de acuerdo con Forrester Research, firma de investigación de mercado estadounidense. Sin embargo, es probable que la decisión de la UE desate una disputa comercial con EE.UU., aunque no está claro qué tan lejos irá Washington.

Kenneth Dam, subsecretario del Tesoro de EE.UU., advirtió en febrero que el plan podría violar las obligaciones de Europa según la Organización Mundial de Comercio (OMC) de gravar las transacciones por igual. Tara Bradshaw, portavoz del Tesoro, dijo ayer que "continuamos preocupados acerca del potencial de discriminación contra las empresas que no son europeas".

Mark Nebergall, que hace lobby para la industria del software en Washington, dijo que la norma contiene "un elemento de discriminación "porque las empresas que no son de la UE pagarán impuestos basadas en donde vive el cliente, pero las empresas" europeas pagarán según donde tiene sede el vendedor. Por lo tanto, dicen las empresas de EE.UU., los consumidores de la UE de países con altos impuestos buscarían vendedores de la UE en países con tributos bajos.

EE.UU. y la UE están negociando un acuerdo global sobre la tributación del comercio electrónico a través de la Organización para la Cooperación y el Desarrollo Económico, pero se espera que el grupo no emita directrices sobre la materia antes de 2003. La medida todavía debe de ser trasladada a los códigos legales nacionales antes de que se convierta en ley. La UE ha pedido a los 15 países miembros que incorporen las nuevas medidas para el primero de julio de 2003.

NICOLE RAYMOND
CONTRYBUYÓ A ESTE ARTÍCULO.

someterse a las revisiones por parte de la entidad, tal como lo hacen otras firmas de inversión. La SEC también está considerando la posibilidad de obligar a los fondos a dar más y mejor información a sus inversionistas sobre sus operaciones, incluyendo el desempeño, el apalancamiento y sus posiciones.

Tras la debacle del prominente fondo de cobertura Long-Term Capital Management en 1998, algunos en el Congreso hablaron sobre forzar a este tipo de fondos a abrir sus libros a los reguladores, pero nunca pasó nada. Otros ejecutivos de la industria señalan que la SEC no tiene suficiente personal y es poco probable que pueda mantener una vigilancia tan estrecha en este creciente y complicado negocio. Pero otros dicen que la bancarrota de Enron Corp. y las inquietudes recientes frente a los asuntos de contabilidad, hacen que este sea el momento justo para el cambio. La industria de fondos ha crecido mucho últimamente. El año pasado los inversionistas invirtieron US$130.000 millones de dinero nuevo en los fondos. En 2001, el fondo de cobertura promedio subió un 4%, comparado con una pérdida de un 13% para el índice Standard & Poor's 500.

Brasileños Ponen en Tela de Juicio a Wall Street

JONATHAN KARP
The Wall Street Journal

SÃO PAULO

La desaceleración del repunte económico en Brasil y los avances del candidato presidencial de izquierda están desalentando a algunos inversionistas pero, al mismo tiempo, están provocando aquí una indignación nacional sobre lo que consideran es una reacción exagerada de Wall Street.

La semana pasada, Morgan Stanley, Merrill Lynch y dos bancos europeos recomendaron reducir el riesgo a los bonos brasileños. No tuvo importancia que esta clase de recomendaciones a corto plazo son rutinarias y cambian con frecuencia, ni que los informes expresaran perspectivas a largo plazo más optimistas. Tampoco importó que el factor primordial de las rebajas no fue el que las encuestas de opinión muestren al sindicalista Luiz Inácio Lula da Silva, el candidato menos favorito de la comunidad financiera, ampliando su ventaja sobre el candidato gubernamental José Serra, el preferido del mercado. Aún falta bastante para las elecciones de octubre.



Luiz Inácio Lula Da Silva

De todas formas, Brasil perdió los estribos. Miembros del Partido de los Trabajadores de Da Silva acusaron a los analistas de emprender el "terrorismo económico" para impulsar las ganancias, mientras que columnistas de los periódicos los describieron como "buitres negros". El ministro de Hacienda Pedro Malan se lamentó de la "histeria" de Wall Street, añadiendo que los análisis "están errados y dejan mucho que desear técnicamente". Fabio Barbosa, director general de ABM Amro en Brasil, dio el paso poco común de disentir públicamente con la rebaja de su propio banco. "Creemos en Brasil", dijo en un anuncio de prensa.

La reacción fue más allá de la retórica, ya que los informes subrayaron la actitud pesimista que desciende actualmente sobre los mercados brasileños. El pasado jueves, el índice de referencia accionarial de São Paulo cayó un 4,2%, su caída más drástica en un año. Ayer, el Bovespa perdió un 1,4% para quedar en los 12.430,24 puntos.

Los márgenes entre los rendimientos de los bonos gubernamentales y los bonos del Tesoro de Estados Unidos se ampliaron, haciendo a Brasil, que recientemente era considerado un refugio entre los mercados emergentes, técnicamente más arriesgado que Venezuela. La prima de riesgo de Brasil aumentó un poco inclusive cuando una serie de bancos de inversión defendieron sus recomendaciones de sobreponderar la deuda brasileña.

"Creemos que el ruido electoral es sólo eso: ruido", escribió John Welch de Barclay's Capital a los inversionistas. Señaló que cerca de mitad de los votantes brasileños aún están indecisos y que Da Silva ha estado en la punta en otras ocasiones, pero ha perdido en tres campañas presidenciales anteriores.

La reciente ola de inestabilidad subraya los riesgos de la incertidumbre política después de ocho años de reformas de mercado bajo la presidencia de Fernando Henrique Cardoso. Aunque Brasil tiene una de las economías con mejores fundamentos de América Latina, las recientes rebajas podrían impulsar una dinámica perjudicial para la economía del país y para las perspectivas del candidato favorito de Cardoso, José Serra. Los riesgos del mercado han afectado a las empresas. El gigante estatal de petróleos Petróleo Brasileiro SA, Petrobras, pospuso una emisión internacional de bonos por hasta US$500 millones y una empresa de tratamiento de aguas retrasó una oferta de acciones.

Arturo Porzecanski, director de mercados emergentes para ABN Amro, defendió la rebaja de la recomendación. "Los bonos y la moneda brasileña han tenido un mal desempeño en las últimas semanas. La verdad es que deberíamos haber recomendado su venta hace un mes".

El Precio de la Popularidad

El líder izquierdista Luiz Inácio Lula da Silva está ganando en las encuestas, mientras que el candidato oficial, José Serra, está perdiendo terreno. El riesgo soberano de Brasil parece seguir a los sondeos de opinión, aumentando con los avances de Da Silva y cayendo con los de Serra. Diferencias de rendimientos en % sobre bonos en el índice EMBI-plus para letras del tesoro de Brasil y EE.UU.



Avance de Da Silva en los sondeos
26,1%
26,8%▲
32,1%▲
37,9%▲
9
8
7
Serra 7%
10,2%▲
19,1%▲
16,1%▼
6
Enero
Febrero
Marzo
Abril
Mayo
2002

Fuentes: CNT/Sensus; J.P. Morgan Chase

FILE No. 823437

ECONÓMICAS

02 JUL 22

CIFRA DEL DÍA

$ 26.600 millones compró el Banco de la República en títulos TES, entre el 29 de abril y el 3 de mayo pasados.

DÓLAR		CAFÉ COLOMBIANO		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS	
Tasa representativa del mercado	$ 2.286,69	*Dólares por libra OIC*		*Dólares por barril*		*IGBC (Índice General)*		*Efectivo anual*				*Pesos por*
Casa de cambio (c)	$ 2.120,00	Hoy	0,66	Hoy	26,63	Hoy	1.136,99	DTF	9,56%	HOY $ 125,0354	Euro	$ 2.089,81
Casa de cambio (v)	$ 2.150,00	Ayer	0,67	Ayer	26,25	Ayer	1.133,92	DTF Trimestre anticipado	9,20%	MAÑANA $ 125,0649	Bolívar	$ 2,53
								TBS Efectivo anual Bancos a 90 días	n.d.		Peso mexicano	$ 244,85

INDUSTRIA / PRODUCTORES NACIONALES DENUNCIAN COMPETENCIA DESIGUAL

Nadando en aceite...boliviano

El año pasado ingresaron a Colombia 27.000 toneladas de aceite del país andino. El Gobierno dice que se está estudiando la imposición de salvaguardias.



LOS PRODUCTORES DE aceites refinados del país, especialmente los de palma, se han visto afectados por la competencia desigual ante las importaciones masivas a bajos precios. Archivo / EL TIEMPO

Tres años llevan pidiendo los productores de aceite comestible del país que el Gobierno proteja al sector de las importaciones masivas procedentes de Bolivia, y ahora cuando veían por fin un salvavidas, sus esperanzas se truncaron.

La semana pasada el Comité de Asuntos Aduaneros y Arancelarios de Comercio decidió imponer una *salvaguardia contra* los aceites vegetales refinados procedentes de Bolivia, *pero la decisión no fue ratificada* por el Consejo Superior de Comercio Exterior.

Este hecho causó un gran desconcierto entre los productores colombianos que se preguntan cómo es posible que el país no adopte medidas para proteger a la industria local.

El sector asegura que no puede competir en

industria nacional las importaciones masivas provenientes del país andino que llegaron a las 27.000 toneladas el año pasado, frente a las 7.000 toneladas que se importaban en 1998. En los tres primeros meses de este año ya van 8.541 toneladas, según Fecolgrasas.

"Si no encontramos en el Gobierno

DECISIÓN APLAZADA

El viceministro de Agricultura, Luis Arango, informó que el Consejo Superior de Comercio Exterior no negó sino aplazó la decisión sobre las salvaguardias, en espera de una mayor información técnica sobre el tema.

"Efectivamente, la situa-

tros hacemos parte de la comunidad andina y Bolivia tiene el derecho de ingresar productos de manera libre y sin arancel.

El problema es que Bolivia está importando soya de Brasil y después la procesa y la exporta a un precio más bajo, que no está dentro de

Premian esfuerzo municipal

Como un premio al esfuerzo municipal, el presidente Andrés Pastrana entregará mañana en acto al que asisten el ministro de Desarrollo, Eduardo Pizano, y el gerente del Inurbe, Iván Rodrigo Alvarado, 7.442 subsidios de vivienda de interés social, por valor de 56 mil millones de pesos, a 114 entes locales. Con estos *recursos los alcaldes podrán movilizar inversiones* por 72 mil millones. Los municipios aportarán lotes, andenes, vías, conexión a servicios públicos, materiales de construcción o dinero.

Menor participación del café



El café excelso viene disminuyendo su participación en el total de negocios de la Bolsa Nacional Agropecuaria (BNA), al pasar de 51.685 toneladas del año 2000 *a 40.336 el pasado,* dijo su gerente, Jairo Hernando Arias (en la foto). Esto representa una caída de 21,96 por ciento en volumen, y de 31 *por ciento en pesos* al bajar de 191.248 millones en el 2000 a 131.944 millones en el 2001. La participación en el total de los negocios se redujo a 5,83 a 3,40 por ciento.

Créditos a la medida

Ahora los clientes del banco Davivienda pueden administrar, de acuerdo con sus necesidades particulares, los cupos de crédito de consumo otorgados por la entidad. Si, por ejemplo, se tiene un cupo por 20 millones de pesos, el beneficiario podrá disponer de ellos para cubrir un sobregiro, para pagar la cuota inicial de un vehículo o para adquirir un juego de muebles. El presidente de Davivienda, Efraín Forero, destacó esta nueva opción que se ofrece, como una especie de crédito "a la medida", del ya gozan varios miles de sus clientes.

La posición se la hizo saber a la ministra de Comercio Exterior, Ángela María Orozco, el presidente de la Federación Colombiana de Fabricantes de Grasas y Aceites Comestibles (Fecolgrasas), Camilo Caicedo.

condiciones tan desiguales.

En una carta enviada a la funcionaria reitera el grave daño que le están causando a la Nacional una rápida respuesta a la salvaguardia solicitada presenciaremos el deterioro de una industria que da empleo a un sector importante de colombianos, tributa en impuestos sumas considerables de dinero y es factor definitivo para el desarrollo de los cultivos de palma", sostiene el gremio.

3-7

ción es complicada para los productores nacionales porque sus aceites refinados están en desventaja frente a los que ingresan de Bolivia, a un precio más bajo", dijo el funcionario, quien sostuvo, sin embargo, que nosotros la legalidad en la Comunidad Andina.

"Son precios muy bajos que están perjudicando a la comunidad colombiana", indicó Arango, de ahí que esté en estudio la aplicación de salvaguardias.

CONCURSO PÚBLICO No. 001 DE 2002

SELECCIÓN DE INTERMEDIARIO DE SEGUROS
MINISTERIO DE DEFENSA NACIONAL
FONDO PARA LA DEFENSA DE LA LIBERTAD PERSONAL - FONDELIBERTAD

OBJETO: EL FONDO PARA LA DEFENSA DE LA LIBERTAD PERSONAL, FONDELIBERTAD, está interesado en la selección de una Sociedad de Intermediarios de Seguros *legalmente establecida en el país*, para que lo asesore en todo lo relacionado con el Plan de Seguros que requiere para el adecuado desarrollo de sus funciones y para amparar los recursos y bienes propios e incautados entregados en custodia.

PARTICIPANTES: Podrán participar en el presente Concurso Público *todas* las sociedades corredoras de Seguros, legalmente establecidas en Colombia, cuyas comisiones no hayan sido inferiores a MIL MILLONES DE PESOS ($ 1.000.000.000.00) durante el ejercicio del año 2001.

Se podrán presentar dos o más Sociedades *Corredoras de Seguros* a través de la figura del Consorcio o unión temporal ajustándose a lo dispuesto en la Ley 80 de 1993.

PROCEDIMIENTO PARA ADQUIRIR LOS TÉRMINOS DE REFERENCIA: Los términos de referencia se podrán adquirir a partir de las 9:30 a.m., del 6 de mayo de 2002 y hasta las *4:00 p.m. del 21 de mayo* del mismo año en las oficinas de la Dirección de FONDELIBERTAD, ubicadas en la carrera 7a. No. 31-10, piso 7, en la ciudad de Bogotá, previa la cancelación en efectivo la suma de $ *500.000.00, valor no* reembolsable.

APERTURA DEL CONCURSO: *Mayo 6* de 2002, hora 9:30 a.m.

CIERRE DE CONCURSO: Las propuestas deberán ser depositadas antes de las 4:30 p.m., del día 21 de mayo de 2002, en la urna que para tal fin se ubicará en la Dirección de FONDELIBERTAD.

GARANTÍA DE SERIEDAD DE LA PROPUESTA: Por valor de $ 60.000.000 con una vigencia de *cuatro (4) meses, contados a partir de* la fecha de cierre del presente concurso.

FACTORES DE EVALUACIÓN Y REGLAS DE ADJUDICACIÓN: Las propuestas técnicas serán calificadas de acuerdo con los *factores* establecidos en el Decreto 1436 de 1998: 1. Administración de Riesgos; 2. *Capacidad Técnica*; 3. *Infraestructura* Operativa; 4. Experiencia.

Los demás detalles de evaluación y adjudicación están incluidos en los términos de referencia del concurso.

SEGUNDO AVISO

REPÚBLICA DE COLOMBIA
MINISTERIO DE MINAS Y ENERGÍA
EMPRESA COLOMBIANA DE PETRÓLEOS
ECOPETROL

INFORMA A SUS PROPONENTES

- Que el Sistema de Información para la Vigilancia de la Contratación Estatal *-SICE- entrará en vigencia* **a partir del 01 de enero de 2003-** para **Ecopetrol**, según Resolución No. 05313 (28-FEB-02) de la Contraloría General de la República.
- Que solo a partir de tal fecha, será exigible a los Proponentes el Certificado de Registro en el SICE para los procesos de Contrataciones y Compras de **Ecopetrol**.
- Que **Ecopetrol** conforme a sus políticas de Responsabilidad Social efectuará una divulgación en sus Distritos Operativos- de *los* Requisitos para la Inscripción de sus Proponentes en el SICE.

Para mayor información acerca de lo anterior, favor comunicarse con la

UNIDAD DE OPTIMIZACIÓN CONTRACTUAL
Calle 37 No. 7-43, piso 6
☎ 234-5236, 234-5987
Fax 234-5684
Bogotá D.C.

ECOPETROL

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RECEPCIÓN DE CURSOS: ÚNICAMENTE VÍA FAX (410-5088), A MÁS TARDAR EL MIÉRCOLES 29 DE MAYO.

FILE No. 823437

clarue@eltiempo.com.co EL TIEMPO

ECONÓMICAS

CIFRA DEL DÍA
7 por ciento crecieron las exportaciones de café de Colombia en febrero.

DÓLAR		CAFÉ COLOMBIANO		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS	
Tasa representativa del mercado	▼$ 2.269,88	Dólares por libra OIC		Dólares por barril		IGBC (Índice General)		Efectivo anual		HOY $ 122,7646		Pesos por
Casa de cambio (c)	▶$ 2.140,00	Hoy	0,65	Hoy	24,31	Hoy	1.094,85	DTF	10,75%		Euro	$ 1.999,50
Casa de cambio (v)	▶$ 2.180,00	Ayer	0,65	Ayer	23,84	Ayer	1.088,43	DTF Trimestre anticipado	10,08%	MAÑANA $ 122,7995	Bolívar	$ 2,40
								TBS Efectivo anual Bancos a 90 días	10,15%		Peso mexicano	$ 256,61

Burger King quiere volver

Mientras que algunos negocios de comidas rápidas abandonan el país como el caso de Wendy's, otros quieren volver. Este es el caso de la cadena Burger King, que a través de un aviso de prensa y en su página en Internet www.burgerking.com busca empresarios en Latinoamérica, entre ellos colombianos, para montar las franquicias. La cadena de restaurantes estuvo presente en el país a mediados de la década pasada.

Relevo en McDonald's

A partir del primero de abril deja su cargo como gerente general de MacDonald's Colombia, Pedro Medina, quien ingresó a la compañía en 1994, para dedicarse de tiempo completo a continuar con su programa 'yo creo en Colombia' el cual consiste en una serie de conferencias motivacionales y de compromiso con el país. En la gerencia de la compañía quedará José Hernández con quien Medina trabajó en los dos últimos años.

Mejora cosecha cafetera

Mercado del café
Sacos de 60 kilos (Febrero)



Producción
Exportaciones
2002
808.000
900.000
2001
541.000
838.000

Fuente: Federación Nacional de Cafeteros.

En febrero, la producción de café creció 49 por ciento frente al mismo mes del año anterior. Según cifras de la Federación de Cafeteros, mientras que en febrero del año anterior se cosecharon 541.000 sacos de 60 kilos, este año la producción alcanzó los 808.000. Sin embargo la producción acumulada en los últimos 12 meses (marzo de 2001 a febrero de 2002) cayó 2 por ciento a 10,7 millones de sacos.

Icono rompe fronteras

La empresa Icono Multimedia, perteneciente al grupo Legis, especializada en Internet e Intranet, comenzó a expandir sus servicios a Centro y Norteamérica. La empresa cuenta con una oficina comercial en

INVENTARIOS / GOBIERNO AUMENTARÁ PRECIOS DE REFERENCIA Y DUPLICARÁ ARANCEL

Caos por exceso de leche

El Gobierno acusó a multinacionales y productores de aumentar los inventarios. Los precios al consumidor no han bajado. Hoy se tomarán medidas correctivas.



LOS PRODUCTORES NACIONALES denuncian que las multinacionales no están comprando leche a los campesinos debido a las excesivas importaciones. Archivo / EL TIEMPO

Cuando hace 15 días Colanta, una de las más grandes cooperativas lecheras del país, recomendó a sus 11 mil ganaderos que usaran la leche para hacer natillas, arequipes y otros postres, muchos dudaron de la cordura del anuncio. Pero la advertencia iba en serio: el mercado está sobresaturado.

Colanta y la Federación Colombiana de Cooperativas de Productores de Leche (Fedecooleche) aseguran que los inventarios llegan a 25 mil toneladas de leche en polvo, aunque para el Gobierno se trata de unas 15 mil.

De cualquier manera, el consumidor no se ha beneficiado porque los precios se mantienen igual.

Los productores acusan a las *multinacionales* (Parmalat, Wyethinc y Nestlé) de haber importado el año pasado 25 mil toneladas en polvo, cuando el promedio anual venía siendo de 18.466, con lo cual el producto fresco no encuentra mercado.

"Es problema de las altas importaciones de los últimos

Importaciones de leche en polvo
Toneladas



4.830
3.406
6.665
5.493
22.000
22.500
11.184
11.519
25.125
1993
1994
1995
1996
1997
1998
1999
2000
2001

El Gobierno descartó que se establezcan cupos de importación, como los están pidiendo los productores. "El Ministerio de Agricultura no maneja vistos buenos para este producto", recordó Villalba, y advirtió que "sería intervenir en el sector".

Sin embargo, hoy podrían adoptarse dos medidas en la reunión de los viceministros de los despachos económicos (Ha-

Nicaragua desde donde espera consolidar sus negocios. Icono tiene 7 años de operación en consultoría estratégica y desarrollo de soluciones de e-business integrales.

Se acaba el plazo

El Fondo para el Financiamiento del Sector Agropecuario, (Finagro) fijó hasta el 31 de marzo próximo el último plazo para recibir los pagarés de los productores rurales interesados en refinanciar sus deudas vencidas en las condiciones más ventajosas que se hayan diseñado para el agro, a través del Programa Nacional de Reactivación Agropecuaria (Pran). Finagro urgió a los bancos que envíen la documentación al respecto.

No a descontrol económico



El codirector del Banco de la República, Leonardo Villar, rechazó la propuesta del director de Prospectiva Económica, Javier Fernández, de realizar una emisión para financiar la guerra. "Flaco favor haríamos a las perspectivas de la sociedad colombiana si a la grave situación de violencia que tenemos le sumáramos condiciones de descontrol macroeconómico", indicó el funcionario quien puso como ejemplo el caso del Perú en la mitad de la década de los ochenta.

Financiación hipotecaria

Con el fin de favorecer el desarrollo de la financiación de vivienda en el país el Fondo de Reserva para la Estabilización de la Cartera Hipotecaria (FRECH) definió los lineamientos de un mecanismo de transferencia de valores. Se trata de entregar temporalmente títulos emitidos o garantizados por la Nación a cambio de los títulos o bonos hipotecarios de la Ley de Vivienda.

Buenas prácticas de Ebel

La firma de cosméticos Ebel, cuya planta está en el municipio de Tocancipá (Cundinamarca), obtuvo el certificado de buenas prácticas de manufactura que es una reglamentación ordenada por el Gobierno para todas las empresas fabricantes de medicamentos y cosméticos.

dustria láctea, diferente a la cooperativa, de reducir significativamente las captaciones a nivel ganadero", dijo María Isabel Hidalgo, presidenta de Fedecooleche.

Fuente: Colanta.

Culpa de ellos

Para el ministro de Agricultura, Rodrigo Villalba, el caos actual es responsabilidad tanto de las multinacionales como de productores nacionales, que "incumplieron los lineamientos de la cadena productiva y se pusieron a importar más de lo que necesitaban".

El ministro considera que todos hicieron mal los cálculos y se pusieron a importar, ya que preveían una menor producción nacional. Pero no hubo reducción en la producción porque fueron buenas las lluvias y sobreabundó la leche.

Como si esta situación no fuera ya preocupante, las ventas a Venezuela se cayeron por la devaluación en ese país. El resultado es un inventario que Villalba estima en 15 mil toneladas.

ACUSACIONES MUTUAS

-Los productores nacionales responsabilizan al Gobierno de la actual situación por propiciar las importaciones con bajas en los aranceles del 69 al 20 por ciento en los últimos 20 meses.

-Otra razón es la entrega indiscriminada de licencias de importación sin tenerse en cuenta la compra de la producción nacional.

-La psicosis creada por la expectativa de un posible fenómeno del Niño en este semestre.

-Por eso insistieron en suspender de manera inmediata las importaciones de leche en polvo por 30 días.

-El Gobierno asegura, por su parte, que la industria lechera es víctima de su propio invento aunque reconoció que la situación llegó a un punto crítico en el cual se deben adoptar medidas.

...Exterior, Agricultura y subdirector de Planeación Nacional). La primera, aumentar el precio de referencia y la segunda duplicar el tamaño del arancel.

El precio de referencia está en 2.150 dólares la tonelada. "Este valor no refleja el mercado", advierte Luis Arango, viceministro de Agricultura. El precio de mercado está en 1.780 dólares la tonelada. Al aumentar el precio de referencia, se desestimularían las compras en el exterior.

Pero adicionalmente, la otra decisión es elevar el arancel actual del 22 por ciento al 44 por ciento. "Esperamos que estas medidas sean suficientes", dijo Arango.

Para Genaro Pérez, presidente de Colanta, plantea que se ordene suspender ya mismo las importaciones, y además modificar al alza el arancel. Sin embargo, insistió en que el Gobierno debe implantar una política de protección al productor nacional, en el sentido de obligar al importador a que adquiera un volumen del ganadero, proporcional al tonelaje que traiga en polvo al país.

ACERO / ESTUDIAN PETICIÓN DE LA ANDI

No hay decisión sobre aumento de aranceles

Hasta tanto no terminen los estudios sobre el impacto de un alza de aranceles a las importaciones de acero en toda la cadena productiva (siderurgia, metalmecánica, automotriz), el Gobierno se abstendrá de tomar una decisión en cualquier sentido.

La Andi solicitó el martes duplicar el arancel a ocho tipos de productos de acero para evitar, según su apreciación, un golpe a las siderúrgicas colombianas debido a las medidas proteccionistas adoptadas por Estados Unidos, México y a la petición que, en el mismo sentido, hizo Venezuela a la Comunidad Andina.

Aunque el Comité de Asuntos Aduaneros y Arancelarios (Triple A) abordará el tema en su reunión de hoy, está descartada una decisión definitiva de mantener los actuales niveles arancelarios o los aumente.

El tema es prioritario para el Gobierno, señaló la ministra de Comercio Exterior, Ángela María Orozco, "que siempre ha estado dispuesto a apoyar al sector productivo", pero la idea no es afectar la cadena productiva.

LA REGIÓN

Batallón móvil aún no regresa

El general de la Tercera División del Ejército, Francisco René Pedraza, dijo que el regreso al Valle del batallón móvil, unos 1.200 hombres, depende de cómo evolucione la guerra. La brigada fue trasladada al Caguán para recuperar la zona. Los empresarios del Valle acordaron invertir 94.000 millones de pesos en seguridad, donde se incluye el batallón, un helicóptero artillado arpía, un Black hope y comunicaciones, entre otros.

Castigo a despilfarro de agua

Los usuarios de los 33 municipios, donde Acuavalle presta sus servicios, no podrán despilfarrar el agua, porque se harán acreedores a cobros dobles. El gobernador, Germán Villegas, dijo que una familia de cuatro personas solo requiere de 20 metros cúbicos de agua. Por eso la persona que se exceda se le cobrará el primer metro dos o tres veces más de lo normal de la tarifa.

TULUÁ

Daños en Palacio de Justicia (I)



William Loaiza

Numerosos procesos que se llevan en dos juzgados de este municipio estuvieron a punto de ser destruidos por un aguacero que afectó árboles y edificaciones, entre ellas, el Palacio de Justicia 'Lisandro Martínez Zúñiga'. Los jueces y empleados se vieron obligados a evacuar las aguas que amenazaban con destruir muebles y computadores.

Daños en Palacio de Justicia (II)

Las dependencias de dos juzgados del Circuito, el Laboral y el cuarto Penal debieron ser evacuadas, ya que el agua lluvia se almacenó en los techos debido a que una viga canal se obstruyó, generando así mismo daños en el cielorraso. Jueces y empleados estarán trabajando, durante dos semanas, en el auditorio del Palacio de Justicia.

TRANSPORTE / CON INVERSIONES DEL SECTOR PRIVADO

Cartago licitará en dos meses la terminal

El alcalde de Cartago dijo que antes de finalizar este año, las obras de la terminal deberán estar en marcha.

JAVIER DARÍO ARROYAVE
Corresponsal de EL TIEMPO.
CARTAGO

Cartago tendrá terminal de transportes, pero construida con recursos del sector privado. El Concejo aprobó un proyecto de Acuerdo en el que le concede al Alcalde facultades para que inicie los trámites pertinentes con el fin de conseguir proponentes para la construcción de la obra.

El alcalde de Cartago, Luis Carlos Restrepo, dijo que la terminal de transportes de pasajeros es una obra prioritaria para la ciudad, pero la escasez de recursos impiden que el municipio pueda emprender directamente su construcción.

Agregó que se hace necesario que el sector privado, especialmente el del transporte, se apersone de la ejecución y administración del proyecto.

Precisó que iniciará un proceso tendiente a determinar los términos de referencia para que en dos meses aproximadamente se pueda iniciar el proceso licitatorio.

"Nuestra meta es que antes de que termine este año se inicien las obras", dijo y agregó que el comité multisectorial creado por la Cámara de Comercio ... empresarios, comerciantes y pasajeros.



ACTUALMENTE las empresas de transporte tienen sus oficinas en la vía Circunvalar.
Édgar Rayo

Otras tienen sus oficinas en el centro de la ciudad originando congestión y también inseguridad.

Patricia Ramírez, directora ejecutiva de la Cámara de Comercio de Cartago, dijo que los recursos del sector privado deben ser motor de desarrollo para una ciudad que como Cartago debe tener una terminal de transportes. Agregó que el sector transportador debe ser el más interesado en vincularse en un proyecto de esta envergadura.

BUENAVENTURA

Mutismo de Invías sobre vía Alterna

BUENAVENTURA

La falta de comunicación entre el Instituto Nacional de Vías (Invías) y este municipio sigue causando inconvenientes que podrían poner en peligro el desarrollo de obras tan importantes como la construcción de la vía alterna interna, próxima a iniciarse.

La Alcaldía dice que es reiterativo que los funcionarios de Invías no informen al municipio sobre el cronograma de actividades y los diseños de las obras a realizar en este municipio. Como último recurso para que Invías informara sobre este obra, el Alcalde recurrió a un derecho de petición.

En esta oportunidad la iniciación de las obras de la vía alterna interna, obra avaluada en aproximadamente 73.000 millones de pesos y que ya fue adjudicada, podría retrasarse.

"Vamos a hacer prevalecer el derecho como autoridad municipal y que las obras no se inicien hasta tanto nosotros no conozcamos los cronogramas".

EL TIEMPO intentó conocer la posición de Invías pero no fue posible.

PALMIRA

Pagarán mesadas a jubilados

Con la firma del acuerdo de reestructuración de la deuda financiera que tiene el municipio de Palmira, se aceptó el nuevo contrato de crédito que conducirá a cancelar las 19 mesadas que se deben a los antiguos trabajadores de las Empresas Públicas Municipales de Palmira, hoy 398 jubilados de Infipal en liquidación. La deuda llega a 5.600 millones de pesos.

EL TIEMPO CALI/VALLE

Editor: Alejandro Moya
Subeditor: José Luis Valencia
Redactores: Gloria Chaparro, Patricia Elena Aley, Gloria Inés Arias, Carolina Bohórquez y Fernando Hernández
Colaboradores: Bethsabé Castro Payán, Alejandro Aguirre Alzate
Fotografía: Carlos Ortega, Inaldo Pérez
Director Administrativo: Andrés Aranguren Calle
Editor Gráfico: Beiman Pinilla
Diseño Editorial: Jhon Jairo Vásquez T.
Jefe de publicidad: Ana María Serna Tobón
Jefe de ventas y servicio al lector: Luis Horacio Arango T.
Diagramación electrónica: Luz Amelia Uriza G., Luz Edilma Restrepo V., Everth Valdés D.

EL TIEMPO
Avenida 3N No 35N-10 CALI Conmutador: 668 2121 - 660 2477
Fax 668 7193 - 76

Impresión: Impresiones Periódicas S.A.

ra de Comercio y que preside el obispo Luis Madrid Merlano, será el encargado de supervisar el proceso licitatorio, para garantizar su transparencia.

El concejal liberal Arnaldo Amaya Espinosa dijo que en un comienzo un sector del Concejo se opuso a otorgar dichas facultades al Alcalde, pero finalmente entendieron que las terminales de transporte existentes construidas y operadas por los municipios están en problemas económicos y muchas de ellas serán entregadas en concesión.

En Cartago operan 25 empresas de transporte intermunicipal que mueven a diario un promedio 2.000 pasajeros. Algunas de ellas tienen sus oficinas sobre la vía Circunvalar, generando caos vial e inseguridad para em-

Mercados

Sube la Bolsa y baja el dólar | **Subastan opciones *put***

Página 2C

Financiamiento

Crédito, en el congelador

Página 3C

FINANCIERA C

LA REPUBLICA

Miércoles 27 de Marzo de 2002

Editor: Héctor Güiza Palomino
hguiza@la-republica.com.co

www.larepublica.com.co


Facturación / tarjetas de crédito
Cifras a febrero
Millones de pesos
2001
2002
259.469
303.020
385.892
415.051
117.434
133.445
Mastercard
Visa
Diners

Fuente: Industria dinero plástico

Disparado el dinero plástico

LA REPUBLICA

El crédito de consumo y, específicamente, el de tarjetas de crédito parece ser el único que no pierde dinamismo, a juzgar por el comportamiento de los desembolsos.

Continúa TARJETAS / 2C

Desde hoy, cierre bancario

LA REPUBLICA

Clientes y usuarios del sistema financiero deben saber que hoy miércoles la atención en bancos y demás entidades financieras será hasta el medio día. Y por tratarse de días santos los intermediarios financieros no abrirán mañana jueves como tampoco este viernes.

Según se conoció, es posible que algunas entidades financieras presten atención al público el sábado próximo, aunque ello será decisión de cada intermediario. La Superintendencia Bancaria no se pronunció al respecto. En todo caso, los bancos están en libertad para abrir o no sus puertas el último sábado de este mes.

El lunes próximo el sector financiero reanudará la prestación del servicio a ahorradores y público en general.

Algunas entidades financieras recordaron que será normal la disponibilidad de efectivo en cajeros automáticos durante este puente festivo. Además, los cuentahabientes podrán realizar pagos de servicios públicos a través de cajeros automáticos y teléfono.

BALANCES & ASAMBLEAS

Banco Caja Social

La asamblea de accionistas del Banco Caja Social aprobó el balance de resultados correspondiente al tercer trimestre del año pasado.

Además, fue autorizada la distribución de la totalidad de las utilidades del ejercicio económico correspondiente al trimestre comprendido entre octubre y diciembre de 2001, que ascendieron a $1.710 millones.

Continúa ASAMBLEAS / 2C

INDICADORES ECONÓMICOS

DÓLAR

	HOY	AYER	VIERNES
TASA REPRESENTATIVA DEL MERCADO	$ 2.261.37	$ 2.274.47	$ 2.280.00
PROMEDIO PONDERADA-COMPRA	2.260.07	2.274.15	2.279.78
PROMEDIO PONDERADA-VENTA	2.262.67	2.274.80	2.280.22
CASAS DE CAMBIO-COMPRA	2.130.00	2.150.00	2.150.00
CASAS DE CAMBIO-VENTA	2.195.00	2.205.00	2.205.00
DOLAR CHEQUE - COMPRA	2.000.00	2.000.00	2.000.00
DOLAR CHEQUE - VENTA	2.280.00	2.300.00	2.300.00
DOLAR PARALELO-COMPRA	2.140.00	2.160.00	2.160.00
DOLAR PARALELO-VENTA	2.185.00	2.195.00	2.195.00

DEVALUACIÓN

	HOY	AYER	VIERNES
DIARIA ($)	-13.10	-5.53	0.40
CORRIDO DEL AÑO %	-1.30	-0.72	-0.48
CORRIDO MES %	-2.09	-1.53	-1.29
ULTIMOS 90 DIAS %	-1.55	-1.00	-1.00
ULTIMOS 12 MESES %	-1.42	-0.92	-0.17

EN FEB./01	0.74%	EN JUNIO/01	-1.12%	EN NOV/01	-0.08%
EN MARZO/01	2.34%	EN JULIO/01	-0.02%	EN DIC./01	0.99%
EN ABRIL/01	1.56%	EN AGOSTO/01	-0.12%	EN ENE./02	-1.15%
EN MAYO/01	-0.92%	EN SEPT/01	1.34%	EN FEB./02	1.98%

FUENTE: Banco de la República - * Asobancaria

TASAS DE INTERES (%)

	ACT.	ANT.		ACT.	ANT.
DTF EFECTIVO ANUAL	10.55	10.62	TCC EFECTIVO ANUAL	11.10	11.28
DTF TRIMESTRE ANTIC.	9.91	9.97	TCC TRIMESTRE ANTIC.	10.39	10.55
DTF TRIMESTRE VENC.	10.18	10.22	TCC TRIMESTRE VENC.	10.67	10.83
DTF SEMESTRE ANTIC.	9.78	9.84	TCC SEMESTRE ANTIC.	10.25	10.41
DTF SEMESTRE VENC.	10.29	10.35	TCC SEMESTRE VENC.	10.81	10.98
LIBOR (6 MESES)	2.37	2.34	PRIME RATE (180 DIAS)	4.75	4.75
INTERBANCARIA (E.A)	N.D.	7.47	INTERBANCARIA (NOMINAL)	N.D.	7.21

CORPORACION FINANCIERA DEL VALLE S.A.

BALANCE GENERAL CONSOLIDADO COMPARATIVO SECTOR FINANCIERO

(Publicación autorizada por la Superintendencia Bancaria)

CIRCULAR EXTERNA 059 DE 2001 A 31 DE DICIEMBRE DE 2001

BALANCE GENERAL A 31 DE DICIEMBRE DE 2000

(Publicación Autorizada por la Superintendencia Bancaria)

(Millones de Pesos)

ACTIVO

	A: 31 / 12 / 2001		A: 31 / 12 / 2000	
DISPONIBLE		40,697.9		31,512.6
Moneda Legal				
Caja, Bancos y Otros	33,718.1		28,541.5	
Moneda Extranjera	6,981.8		2,971.1	
FONDOS INTERBANCARIOS VENDIDOS Y PACTOS DE REVENTA		21,223.1		62,438.0
INVERSIONES		907,290.7		498,048.6
Inversiones Negociables - Renta Fija	281,893.2		163,589.6	
Inversiones Negociables - Renta Variable	108,280.7		95,470.6	
Inversiones No Negociables - Renta Fija	2,771.4		2,699.2	
Inversiones No Negociables - Renta Variable	343,128.3		222,855.9	
Inversiones de Cobertura	0.0		0.0	
Inversiones Hasta el Vencimiento Renta Fija	34,658.8		0.0	
Inversiones Permanentes Renta variable	144,964.6		7,652.8	
Derechos de Recompra de Inversiones	73,440.6		18,216.8	
Menos : Provisión	(81,846.8)		(12,436.3)	
CARTERA DE CREDITOS		880,468.8		931,302.0
Garantía Admisible Cartera Comercial y de Consumo	572,319.0		598,339.8	
Vigente	546,848.1		582,840.6	
Vencida Hasta 12 Meses	17,914.4		8,743.9	
Vencida Más de 12 Meses y Menor o Igual a 24 Meses	3,433.9		2,264.4	
Vencida Más de 24 Meses	4,122.6		2,890.7	
Otras Garantías Cartera Comercial y de Consumo	365,661.9		400,985.7	
Vigente	364,957.7		394,934.3	
Vencida Hasta 12 Meses	620.3		695.4	
Vencida Más de 12 Meses	83.9		5,358.0	
Cartera Hipotecaria para Vivienda	274.1		317.9	
Vigente	192.6		251.8	
Vencida Hasta 18 Meses	53.6		50.5	
Vencida Más de 18 Meses y Menor o igual a 30 meses	17.1		15.8	
Vencida Más de 30 meses	10.6		0.0	
Derechos de Recompra de Cartera Negociada	0.0		0.0	
Menos : Provisión	(57,788.2)		(68,341.2)	
ACEPTACIONES Y DERIVADOS		4,408.2		(874.0)
Deudores por Aceptaciones Bancarias	877.4		1,276.1	
Derivados				
Derechos	2,345,259.7		839,841.5	
Obligaciones	(2,341,728.9)		(841,790.8)	
CUENTAS POR COBRAR		43,050.2		172,835.8
Intereses	27,983.7		28,537.8	
Comisiones y Honorarios	1,584.6		4,181.1	
Cánones de Bienes dados en Leasing	8,123.2		24,419.0	
Otras	12,701.5		133,417.2	
Menos : Provisión	(7,342.7)		(16,619.6)	
BIENES REALIZABLES Y RECIBIDOS EN PAGO		48,628.5		48,680.0
Bienes Realizables	10,141.1		4,341.6	
Bienes Recibidos en Pago	63,773.0		68,204.4	
Menos : Provisión	(25,225.6)		(23,866.0)	
PROPIEDADES Y EQUIPO		11,263.7		13,957.7
Terrenos, Edificios y Construcciones en Curso	11,177.2		15,812.7	
Equipo, Muebles y Enseres de Oficina	6,808.0		7,056.8	
Equipo de Computación	6,898.6		9,866.6	
Otros	2,028.0		404.9	
Menos : Depreciación y Amortización Acumulada	(14,574.3)		(19,023.8)	
Más : Depreciación Diferida	0.0		0.0	
Menos : Provisión	(69.7)		(39.5)	
BIENES DADOS EN LEASING		88,588.5		71,603.1
Maquinaria, Equipo y Vehículos	78,606.8		62,224.3	
Equipo de Computación y Programas para Computador	8,550.2		3,876.7	
Otros	7,427.6		11,611.7	
Menos : Depreciación y Amortización Acumulada	(3,213.7)		(3,780.9)	
Más : Depreciación Diferida	(393.6)		(1,025.8)	
Menos : Provisión	(1,587.5)		(721.9)	
APORTES PERMANENTES		0.0		0.0
En Compañías Subordinadas	0.0		0.0	
En Otras Compañías	0.0		0.0	
Menos : Provisión	0.0		0.0	
EXCESO DEL COSTO DE INVERSION SOBRE EL VALOR EN LIBROS		0.0		0.0
OTROS ACTIVOS		86,877.7		99,826.2
Aportes Permanentes	165.8		182.5	
Gastos Anticipados y Cargos Diferidos	3,218.0		6,812.8	
Bienes por Colocar en Contratos Leasing	4,841.2		10,778.9	
Otros	81,918.2		117,922.9	
Menos : Provisión	(3,265.5)		(34,838.9)	
VALORIZACIONES		97,381.3		86,005.5
Inversiones No Negociable Renta Variable	88,577.0		77,196.6	
Propiedades y Equipo	8,804.3		8,808.9	
Otras	0.0		0.0	
DESVALORIZACIONES		(1,589.5)		(1,602.8)
Inversiones	(1,589.5)		(1,602.8)	
TOTAL ACTIVO ANTES DE CAPITAL GARANTIA		2,228,349.1		2,012,134.8

PASIVO Y PATRIMONIO

	A: 31 / 12 / 2001		A: 31 / 12 / 2000	
DEPOSITOS Y EXIGIBILIDADES EN MONEDA LEGAL		741,852.4		570,829.9
Depósitos en Cuenta Corriente Bancaria	0.0		0.0	
Certificados de Depósito a Término	741,157.1		558,783.3	
Depósitos de Ahorro	413.0		12,008.8	
Cuentas de Ahorro de Valor Constante	0.0		0.0	
Certificados de Ahorro de Valor Constante	0.0		0.0	
Otros	282.3		37.8	
DEPOSITOS Y EXIGIBILIDADES EN MONEDA EXTRANJERA		60,730.0		69,218.2
Depósitos en Cuenta Corriente Bancaria	53,579.5		69,092.8	
Corresponsales Extranjeros	7,150.5		87.3	
Otros	0.0		38.1	
F. INTERBANCARIOS COMPRADOS Y PACTOS DE RECOMPRA		123,689.5		15,031.8
ACEPTACIONES (BANCARIAS) EN CIRCULACION		877.4		1,276.1
CREDITOS DE BANCOS Y OTRAS OBLIGACIONES FINANCIERAS		702,358.1		787,410.7
Banco de la República	21.0		139,817.8	
Otras Entidades del País	484,484.1		280,363.6	
Entidades del Exterior	217,853.0		367,229.3	
CUENTAS POR PAGAR		41,113.8		103,421.1
Intereses	21,936.7		28,505.0	
Comisiones y Honorarios	176.0		16.4	
Dividendos y Excedentes	12.8		22.0	
Otras	18,988.2		76,877.7	
TITULOS DE INVERSION EN CIRCULACION		47,109.0		69,754.4
OTROS PASIVOS		28,384.7		10,593.4
Obligaciones Laborales Consolidadas	1,311.8		1,355.0	
Ingresos Anticipados y Abonos Diferidos	7,892.7		4,791.2	
Pensiones de Jubilación	4,517.1		4,365.7	
Otros	14,683.1		81.4	
PASIVOS ESTIMADOS Y PROVISIONES		6,421.0		4,710.4
Obligaciones Laborales	0.0		265.2	
Impuestos	2,622.0		2,295.5	
Otros	3,799.0		2,149.7	
DEFECTO DEL COSTO DE LA INVERSION SOBRE EL VALOR EN LIBROS		0.0		0.0
BONOS OBLIGATORIAMENTE CONVERTIBLES EN ACCIONES		0.0		0.0
INTERES MINORITARIO		2,404.8		2,316.7
TOTAL PASIVO		1,834,940.2		1,604,663.5
PATRIMONIO		391,408.9		407,671.0
CAPITAL SOCIAL		680.2		680.2
RESERVAS		226,314.1		257,734.9
Reserva Legal	130,030.8		49,703.8	
Reservas Estatutarias y Ocasionales	94,904.0		88,260.8	
Prima en Colocación de Aportes	379.6		119,770.3	
FONDOS DE DESTINACION ESPECIFICA		0.0		0.0
APORTES PROPIOS READQUIRIDOS		0.0		0.0
SUPERAVIT		187,244.3		178,921.6
Valorizaciones	97,174.1		88,769.3	
Desvalorizaciones	(1,586.2)		(1,502.8)	
Revalorización del Patrimonio	91,656.4		91,655.1	
Otros	0.0		0.0	
DIVIDENDOS DECRETADOS EN ACCIONES		0.0		0.0
RESULTADOS DE EJERCICIOS ANTERIORES		4,002.7		(26.2)
RESULTADOS DEL EJERCICIO		(25,672.8)		(28,672.9)
Resultados Distribuidos	(25,672.8)		(28,672.9)	
AJUSTE POR CONVERSION DE ESTADOS FINANCIEROS		(139.8)		(46.6)
TOTAL PASIVO Y PATRIMONIO ANTES DE CAPITAL GARANTIA		2,228,349.1		2,012,134.8

CAPITAL GARANTIA

	A: 31 / 12 / 2001	A: 31 / 12 / 2000
CAPITAL GARANTIA	0.0	0.0
TOTAL ACTIVO Y CAPITAL GARANTIA	2,228,349.1	2,012,134.8
CAPITAL GARANTIA	0.0	0.0
TOTAL PASIVO, PATRIMONIO Y CAPITAL GARANTIA	2,228,349.1	2,012,134.8

CUENTAS CONTINGENTES Y DE ORDEN

	A: 31 / 12 / 2001		A: 31 / 12 / 2000	
CUENTAS CONTINGENTES ACREEDORAS POR CONTRA		1,781,094.4		1,714,148.0
CUENTAS CONTINGENTES DEUDORAS		620,553.0		396,883.8
Intereses Cartera de Créditos	24,145.8		16,482.0	
Corrección Monetaria Cartera de Créditos	0.0		0.0	
Cánones y Sanciones en Contratos Leasing	2,022.1		1,595.9	
Cánones por Recibir	104,948.4		72,593.1	
Opciones de Compra por Recibir	136,244.7		167,722.4	
Otras	353,192.0		138,490.2	
CUENTAS DE ORDEN DEUDORAS		3,748,663.2		3,376,313.2
CUENTAS DE ORDEN ACREEDORAS POR CONTRA		3,733,993.1		3,723,289.4
TOTAL CUENTAS CONTINGENTES Y DE ORDEN		9,784,203.7		9,209,632.2

	A: 31 / 12 / 2001		A: 31 / 12 / 2000	
CUENTAS CONTINGENTES ACREEDORAS		1,781,094.3		1,714,148.0
Avales y Garantías	34,724.8		87,384.9	
Cartas de Crédito	11,895.7		3,641.1	
Créditos Aprobados no Desembolsados	4,105.3		5,316.1	
Aperturas de Crédito	0.0		0.0	
Underwriting en Firme	0.0		0.0	
Otras Contingencias	1,710,368.8		1,617,823.9	
CUENTAS CONTINGENTES DEUDORAS POR CONTRA		620,553.0		396,883.8
CUENTAS DE ORDEN DEUDORAS POR CONTRA		3,748,663.2		3,379,313.2
CUENTAS DE ORDEN ACREEDORAS		3,733,893.2		3,723,289.4
TOTAL CUENTAS CONTINGENTES Y DE ORDEN		9,784,203.7		9,209,632.2

ALEJANDRO ZACCOUR URDINOLA
REPRESENTANTE LEGAL

LUIS ALFONSO CANCINO
CONTADOR GENERAL
T.P. No. 59432-T

COMPARATIVO SECTOR FINANCIERO

(Publicación autorizada por la Superintendencia Bancaria)

CIRCULAR EXTERNA 059 DE 2001 A 31 DE DICIEMBRE DE 2001

ESTADO DE RESULTADOS

	PERIODOS COMPRENDIDOS DEL 01 / 01 / 2001 AL 31 / 12 / 2001		DEL 01 / 01 / 2000 AL 31 / 12 / 2000	
INGRESOS OPERACIONALES DIRECTOS		422,148.6		375,048.3
Intereses y Descuento Amort.				
Cartera de Créditos y Otros Intereses	127,565.2		158,155.0	
Valoración Inversiones Negociables Renta Fija	29,422.1		25,503.2	
Valoración Inversiones Negociables Renta Variable	18,174.5		17,059.5	
Rendimientos Inversiones No Negociables Renta Fija	282.5		139.3	
Rendimientos Inversiones Hasta el Vencimiento Renta Fija	0.0		0.0	
Corrección Monetaria - UVR	21.5		32.7	
Comisiones y Honorarios	18,568.6		18,353.1	
Derivados	74,618.6		48,211.4	
Cambios	117,038.6		76,803.9	
Utilidad en Venta de Inversiones	21,474.1		18,957.9	
Arrendamiento de Bienes en Leasing	18,897.8		18,574.1	
Utilidad en Venta de Activos en Leasing	7.2		237.2	
Servicios de Almacenamiento	0.0		0.0	
Ajuste por Inflación	0.0		0.0	
GASTOS OPERACIONALES DIRECTOS		377,730.1		313,381.0
Intereses, Prima Amortizada y Amortización de Descuento	185,163.6		174,491.4	
Valoración Inversiones Negociables Renta Fija	4,024.2		14,090.8	
Valoración Inversiones Negociables Renta Variable	202.8		1,025.9	
Corrección Monetaria - UVR	0.0		0.0	
Comisiones	6,313.9		3,324.4	
Derivados	62,465.2		49,277.2	
Cambios	111,322.4		67,142.6	
Pérdida en Venta de Inversiones	8,211.6		3,595.6	
Pérdida en Venta de Activos en Leasing	28.4		433.1	
Depreciación de Bienes en Leasing	0.0		0.0	
Ajuste por Inflación	0.0		0.0	
RESULTADO OPERACIONAL DIRECTO		44,418.5		61,665.3
OTROS INGRESOS Y GASTOS OPERACIONALES - NETO		311.8		(24,634.0)
INGRESOS OPERACIONALES		48,069.7		22,513.8
Dividendos y Participaciones	16,082.2		8,538.6	
Sanciones por Incumplimiento en Contratos de Arrendamiento	355.1		358.4	
Otros	31,632.4		13,616.8	
Ajuste por Inflación	0.0		0.0	
GASTOS OPERACIONALES		47,757.9		47,147.8
Gastos de Personal	21,149.3		21,250.6	
Otros	26,608.6		25,897.2	
Ajuste por Inflación	0.0		0.0	
RESULTADO OPERACIONAL ANTES DE PROVISIONES				
DEPRECIACIONES Y AMORTIZACIONES		44,728.3		37,031.3
PROVISIONES		99,591.9		77,024.4
Inversiones	53,462.6		12,195.0	
Cartera de Créditos	29,949.5		36,895.4	
Otras	16,179.9		27,934.0	
Ajuste por Inflación	0.0		0.0	
DEPRECIACIONES - BIENES DE USO PROPIO		1,499.0		1,831.1
AMORTIZACIONES		693.6		(2,934.5)
Del Defecto del Costo de la Inversión Sobre Valor en Libros	0.0		(3,533.7)	
Del Exceso del Costo de la Inversión Sobre Valor en Libros	0.0		0.0	
Otras	693.6		599.2	
RESULTADO OPERACIONAL NETO		(56,956.2)		(38,689.7)
INGRESOS NO OPERACIONALES		41,349.6		13,836.9
Ingresos No Operacionales	41,349.6		13,836.9	
Ajuste por Inflación	0.0		0.0	
GASTOS NO OPERACIONALES		2,182.5		1,691.0
Gastos No Operacionales	2,182.8		1,691.0	
Ajuste por Inflación	0.0		(0.0)	
RESULTADO NETO NO OPERACIONAL		39,167.1		12,193.9
AJUSTE EN CAMBIO REALIZADO		(39.6)		15.8
UTILIDAD (PERDIDA) POR EXPOSICION A LA INFLACION		0.0		6,409.5
UTILIDAD (PERDIDA) ANTES DE IMPUESTO A LA RENTA		(17,808.7)		(20,268.5)
IMPUESTO A LA RENTA Y COMPLEMENTARIOS		7,587.0		8,298.4
RESULTADOS ADQUIRIDOS DURANTE EL EJERCICIO		(25,395.7)		(28,554.9)
INTERES MINORITARIO		276.9		118.0
UTILIDAD (PERDIDA) DEL EJERCICIO		(25,672.6)		(28,672.9)

OSCAR DARIO MORALES RIVERA
REVISOR FISCAL
T.P. No. 3622-T

COMPORTAMIENTO de MERCADOS

Bolsa subió 0,46%

Leve repunte fue atribuido a operación realizada con la acción de Éxito.

LA REPUBLICA

Ayer el Índice General de la Bolsa de Colombia (Igbc) cerró en 1.100,87 unidades, repuntando 0,46% con respecto al viernes.

Según los comisionistas, el comportamiento alcista del Igbc, que se evidenció además en un monto negociado de $2.708 millones, fue sorpresivamente alto, si se tiene en cuenta lo acontecido en el mercado de deuda pública, así como en el cambiario. "Este comportamiento puede ser causa del bajo nivel que ostentan las tasas de interés y la escasa rentabilidad de las inversiones en dólares, lo cual hace que los inversionistas decidan refugiarse en el mercado de renta variable", sostuvo Acciones y Valores.

El hecho más destacado de la jornada fue el volumen de operaciones con el papel de Éxito, que movilizó $1.319 millones. Esta acción cerró en $3.350 y subió 1,33%.

También se observó especial apetito por Banco Bogotá y Cementos Argos. La primera acción tuvo un incremento de 2,08%, cerrando la sesión en $4.950, mientras que la cementera repuntó en 1,54%, culminando operaciones en $6.600.

Otras alzas se observaron en Cementos Argos (1,54%), Banco de Bogotá (2,08%), Industrias Noel (1,11%) y Corfinsura (0,4%).

Las acciones perdedoras de la [illegible]

Dólar cerró a la baja

Durante el primer día hábil de Semana Santa se presentó un exceso de oferta en el mercado cambiario, lo que llevó a que la tasa de cierre se ubicará en $2.260, es decir, una reducción de $4,75 frente al viernes.

Dicha tasa es la más baja observada desde *el pasado 6 de febrero cuando* el mercado culminó operaciones en $2.257,5.

Los analistas atribuyeron el exceso de oferta a ventas puntuales de inversionistas. A lo anterior se unió una débil demanda por moneda extranjera, debido a la precaria presencia *del sector real de la economía.*

La baja de la tasa de cambio fue la tercera consecutiva y mostró además una caída de *$13,54 en el valor promedio.*

El mercado inició transacciones en $2.270 y fluctuó entre un precio máximo de $2.286 *y una cotización mínima de $2.252,* lo que evidencia la fuerte revaluación que hubo a lo largo de la sesión.

El dinamismo de negociación fue bastante bajo, siendo transados US$118,72 millones, en 181 operaciones.

Subastan opciones *put*

El Banco de la República convocó para hoy a una subasta de opciones *put* para acumulación de reservas con un cupo total de US$100 millones. Las posturas se podrán presentar entre las 10:30 y las 11:00 a.m. Se estableció además que el período para el ejercicio de las opciones será entre el lunes 1 y el martes 30 de abril de 2002.

Según los analistas, es probable que en la subasta se presente una alta demanda por parte de los agentes cambiarios, al tiempo que se espera estabilidad o incluso reducciones en la prima de corte, la cual quedó [illegible]

Cofinorte

Millones de pesos
A diciembre de 2001

Activo	128.818
Patrimonio	18.300
Utilidad	-13.547
Cartera bruta	68.204
Cartera vencida	4.280
Provisión	5.989

Fuente: Superbancaria

Cofinorte, a liquidación

LA REPUBLICA

La Superintendencia Bancaria ordenó la liquidación de los bienes y haberes de la Corporación Financiera del Norte (Cofinorte), que a mediados del año pasado fue intervenida por el gobierno para administrar.

La determinación, adoptada mediante resolución número 0343, fue notificada de manera inmediata al Fondo de Garantías de Instituciones Financieras (Fogafin) para que proceda a designar liquidador o a encomendar dichas funciones al agente especial.

El Fondo tomó la determinación de desmontar dicha entidad a través de cesiones parciales de activos, pasivos y contratos y la atención de la totalidad de los pasivos contraídos con el público y las entidades financieras.

De acuerdo con la estrategia diseñada, se realizó la cancelación total de los pasivos con el público (CDT y *ahorros). Para tal efecto se cedieron* CDT a otros bancos por $18.000 millones, y la porción restante se *canceló a* los depositantes en las fechas de vencimiento.

Los registros contables al 31 de diciembre de 2001 dan cuenta que Cofinorte no presenta saldos por concepto de depósitos y exigibilidades como [illegible]

Titularizadora, con máxima nota

Definidas las diez firmas comisionistas encargadas de colocar los títulos hipotecarios.

LA REPUBLICA

Todo pinta bien para la primera emisión de títulos hipotecarios que realizará la Titularizadora Colombia. Además del respaldo de las principales corporaciones de ahorro y vivienda y de la Corporación Financiera Internacional (IFC), los papeles acaban de recibir una muy buena calificación crediticia por parte de Duff & Phelps.

Los títulos principales obtuvieron AAA, lo que significa que tienen factores de riesgo prácticamente inexistentes, mientras que los títulos subordinados, es decir, los que garantizan a los primeros, consiguieron una A.

De otro lado, la Titularizadora ya seleccionó a las diez firmas comisionistas que estarán encargadas de colocar los títulos hipotecarios. Se trata de Afin, Corredores Asociados, Davivalores, Correval, Santander Investment, Inversionistas de Colombia, Interacción, Suvalor, Interbolsa y Citivalores.

Los directivos de la Titularizadora esperan que en la semana del 15 o la del 22 de abril salgan los papeles al mercado. La primera emisión será de $500.000 millones, a un plazo de entre cinco y diez años y estarán indexados a la UVR. Su objetivo principal es financiar la construcción y promover la reactivación del sector, además de aumentar la profundidad del mercado de capitales. Según los expertos, la contribución más importante de la titularización consiste en el empate de las diferencias de plazos e índices entre las captaciones y colocaciones de las entidades que ofrecen los créditos hipotecarios. Actualmente las captaciones de recursos son a plazos muy cortos y las colocaciones a plazos muy largos.


MAURICIO CÁRDENAS, presidente titularizadora hipotecaria

Negocio [illegible]

[illegible] rró en $2.215, bajando 1,34% y Suramericana de Inversiones, que terminó en $1.030, cayendo 2,92%.

Los analistas prevén que hoy probablemente se reduzca el dinamismo de negociación por cuenta del cierre bancario, lo que implica que la jornada tan sólo sea de una hora y media. Además, es *factible que se presenten leves* descensos en algunas acciones producto de la toma de utilidades que harán entidades para efectos contables.

en $8.560 *por cada US$1.000 en la operación que se* realizó en 28 de febrero pasado.

De acuerdo con Acciones y Valores se puede esperar una reducción por los niveles tan bajos que muestra en estos momentos la cotización del dólar, lo que hacen que se asignen pocas probabilidades a una mayor revaluación del tipo de cambio.

Así mismo, Eduardo A. Reyes, analista de Afin, indicó que otro factor que puede motivar una baja en la *prima de corte es la cercanía* de las elecciones, las cuales históricamente han generado presiones devaluacionistas. Para Reyes la prima se podría ubicar entre $6.500 y $7.000.

tampoco fondos interbancarios comprados, operaciones repo y aceptaciones financieras.

La Superintendencia recordó que los apoyos de liquidez otorgados por Fogafín le permitieron a la Corporación cumplir con el encaje requerido para los meses posteriores a la toma de posesión para administrar.

La Superintendencia advirtió que los hechos que dieron lugar a la ocurrencia de las causales que sirvieron de fundamento para decretar la medida de toma de posesión para administrar, no fueron enervados como producto de la actividad propia de la entidad intervenida, sino por los apoyos de liquidez otorgados por el Fondo.

Durante el *tiempo de administración* Fogafín encontró la no viabilidad de la Corporación Financiera del Norte, razón por la cual la Superintendencia tomó la determinación de liquidarla.

Básicamente la Titularizadora se encargará de comprar carteras hipotecarias a los bancos para venderlas posteriormente al público en títulos. Así mismo, a la entidad le corresponderá trans*ferir los pagos mensuales* de los deudores a los inversionistas.

Uno de los beneficios de la titularización para los inversionistas consiste en la exención de impuestos sobre los rendimientos y la utilidad en venta durante toda la vida del título, lo que genera un rentabilidad neta después de impuestos superior a títulos de similares características, negociados actualmente en el mercado.

De acuerdo con Afin, otra ventaja radica en la liquidez del papel. Los inversionistas tendrán la posibilidad de acceder al Frech (Fondo de la Reserva para la Estabilización de Cartera Hipotecaria) para intercambiar estos títulos por Títulos de Tesorería (TES), con los que posteriormente se podrán efectuar operaciones repo con el Banco de la República, lo que garantiza la dinámica del mercado y el éxito de la colocación.

TARJETAS / 1C

Al corte de febrero pasado, la facturación de los sistemas de tarjetas de crédito totalizó $851.516 millones frente a los $762.795 millones de igual período del año anterior.

El aumento es de 11,6%, tasa que si bien no es muy alta, sí se encuentra por encima de la inflación de 6% prevista para este año.

La mayor tasa de crecimiento durante ese período la registró Mastercard, con un total de *$303.020* millones. El aumento fue de 16,8% si se tiene en cuenta que entre enero y febrero de 2001 la facturación reportada por esa franquicia ascendió a $259.469 millones.

El segundo mayor aumento en facturación lo reportó Diners, que en el país es *administrada por el Banco Superior*. En efecto, al finalizar febrero este sistema había facturado $133.445 millones, es decir, un 13,6% más con respecto a los $117.434 millones de igual lapso de 2001.

Por su parte, Visa creció *7,6%, al reportar ventas totales* por $415.051 millones frente a $385.692 millones registrados en los dos primeros meses del año pasado.

Durante febrero la facturación de los diferentes sistemas de tarjetas de crédito totalizó $394.031 millones, con un aumento de 11% en comparación con los $355.053 millones de igual mes de 2001.

Para algunos consultados, el desempeño favorable que registra el crédito de consumo *obedece, en parte, al menor* riesgo que observan las entidades financieras en ese tipo de colocaciones.

Además, algunas personas están más dispuestas a endeudarse, ante el menor costo que registra el crédito, luego de las sucesivas reducciones que han *tenido las tasas de interés* del sistema financiero.

Los bancos han visto en ese segmento una oportunidad para aumentar su colocación de recursos en el mercado financiero y por eso algunos acaban de lanzar nuevas líneas de crédito, con menos trámites, en tanto que otros han reducido sus tasas de interés.

ASAMBLEAS / 1C

Conavi

La asamblea de accionistas de esta entidad financiera, perteneciente al Grupo Empresarial Antioqueño, aprobó la distribución de $3.795 millones entre sus socios.

Esos recursos corresponden a las utilidades que obtuvo la *institución durante el segundo semestre* del año pasado. El dividendo decretado será pagado en efectivo.

Además, la asamblea de accionistas aprobó una reforma a los estatutos de la institución con el fin de incorporar nuevas sobre buen gobierno corporativo.

Corfivalle

La asamblea general de accionistas de la Corporación Financiera del Valle aprobó la liberación de una prima en colocación de acciones, con el objetivo de *enjugar las pérdidas* del año 2001, las cuales ascendieron a $21.956 millones.

Como la Corporación no obtuvo utilidades en 2001, el dividendo para las acciones ordinarias correspondiente a este año se acumulará a los dividendos de los años 1998 por $299.90, 1999 por $327.58, y 2000 por $356.25, para ser pagados *con las utilidades de 2002. Dicho pago tendrá* preferencia sobre cualquier otro dividendo a cargo de las acciones ordinarias. El dividendo acumulado por acción de Corfivalle asciende a la suma de $1.367,23.

Leasing Bolívar

Los accionistas de esta compañía de financiamiento comercial decidieron no distribuir dividendo para el período junio-diciembre de 2001. La utilidad del ejercicio será destinada a enjugar las pérdidas del año pasado, cuando Leasing Bolívar registró un saldo en rojo de $1.909 millones.

De otro lado, la asamblea de accionistas aprobó la modificación estatutaria para la implementación del código de buen gobierno para la compañía.

La DTF y los recortes de tasas

Por Suvalor y Corfinsura
Especial para LA REPUBLICA

La DTF (tasa resultante de promediar la tasa de captación a 90 días a través de certificados de depósito a término, CDT) es el principal indicador usado en Colombia para medir la evolución del costo de los recursos de capital.

Sin embargo, existen algunas críticas a la forma como se calcula esta tasa, las cuales se refieren principalmente a que no refleja de manera precisa lo que vale el dinero.

Lo anterior se debe a que es una tasa que se aplica en una semana con datos recogidos de semanas anteriores (la DTF vigente para esta semana, por ejemplo, se calculó con datos del viernes de la semana antepasada y valores hasta el jueves de la pasada), además, esta variable no incluye las captaciones a otros plazos y no discrimina el riesgo de las mismas, en cada una de las entidades del sistema financiero.

El presente artículo contiene algunas conclusiones luego de analizar cómo un descenso de las tasas de referencia del Banco de la República influye en la DTF y cómo el cálculo semanal impide precisar la dinámica de la absorción de esas disminuciones.

Se utilizaron datos de los recortes realizados por el Emisor y la DTF 90 días (efectiva anual) durante el período comprendido desde el 9 de marzo de 2001 hasta el 22 de marzo del presente año.

Conclusiones

✓ Los recortes de las tasas del Banco de la República sí *afectan la DTF y el mercado* se tarda, en promedio, 117 días en asimilar estas disminuciones.

✓ Entre más sean los recortes, menos volatilidad existe en el tiempo de absorción de las nuevas tasas. En el estudio se observa cómo las dos primeras absorciones se distanciaron en 21 días mientras las tres últimas en máximo cuatro días.

✓ No necesariamente los cortes en las tasas del BR conducen a *disminuciones en la* DTF en igual cuantía. Se observa que la baja total del período, usando el criterio de los 117 días (no incluye la baja del 15 de marzo de 2002) fue de 400 puntos básicos, mientras lo que se había asimilado por mercado al día de hoy ascendía a 267 puntos básicos.

✓ La DTF semanal no es en esencia una variable que recoja los cambios puntuales de la tasa interbancaria y, por ser un calculo semanal, deja a un lado cambios significativos en las captaciones diarias.

✓ Parece ser que la DTF pierde sensibilidad a la baja cuando la cuantía de los cortes es muy alta. Los resultados de la investigación dejar ver cómo se incrementa considerablemente el tiempo de asimilación luego de que el Emisor recortó sus tasas en 100 puntos básicos.

✓ Con lo anterior se deduce que el sistema financiero está dispuesto a bajar sus tasas de captación más rápido si las bajas del Banco de la República son más espaciadas en el tiempo y de menor cuantía.

Fracasa acuerdo para reactivar el crédito

LA REPUBLICA

Ningún fruto ha dado el acuerdo que suscribieron industriales y banqueros a finales del año pasado para desempantanar el crédito bancario y propiciar una mayor recuperación empresarial.

Esa es la apreciación del analista y director de Prospectiva Económica y Financiera, Javier Fernández Riva, al considerar que las cifras sobre caída del crédito bancario son cada vez más preocupantes.

Según él, la vía más directa para corregir el problema del riesgo empresarial es seguir promoviendo la capitalización de las compañías mediante créditos a los accionistas y el uso del Fondo Nacional de Garantías (FNG) para obviar el problema de la insuficiencia de avales por la caída de los precios de la propiedad raíz.

El analista alertó en el sentido de que cada vez es más claro que la colocación masiva de deuda interna del gobierno en el sistema bancario (con papeles que rinden más de 14%) es un obstáculo para la reanimación del crédito.

Dijo que sólo quedan tres alternativas para corregir el actual problema del estancamiento del crédito y que se relaciona con reducción del déficit fiscal, financiamiento del déficit con crédito externo (aunque es una opción peligrosa) o inducción de una caída de las tasas de los Títulos de Tesorería (TES).

La cartera neta de la banca hipotecaria cayó 1,7% durante las primeras diez semanas de este año. Entre tanto, los deudores de vivienda hicieron amortizaciones netas al sistema lo que, conjuntamente con los pagos normales de intereses, debe haber reducido bastante su ingreso disponible para otros gastos.


JAVIER FERNÁNDEZ RIVA, director Prospectiva Económica

ACCIONES BOLSA DE VALORES DE COLOMBIA

SECTOR	PROMEDIO ÚLTIMOS DIAS							PRECIO							* Resultados a noviembre de 2001. UTILIDAD	
FINANCIERO	MARZO 19 $	MARZO 20 $	MARZO 21 $	MARZO 22 $	MARZO 26 $	CANTIDAD No. UNID.	VOLUMEN $	MINIMO	MAXIMO	PROMEDIO	CIERRE	VARIAC. DIARIA	DIVI-DENDO	RPG (VECES)	Sept./2001	Sept./2000
AVAL	144.94	145.00	145.12	145.00	145.00	85.247	12,3	145.00	145.00	145.00	145.00		2.48	-12.94	N.D.	N.D.
BANCOLOMBIA	1,200.25	1.219,31	1.250,54	1.232,00	1.246,21	98.880	123.2	1.243.00	1.250,00	1.243.00	1.250.00		2.95	-4.41	*85.419	70.612.38
BANCOLOMBIA PREF	1.065.00												N.D.	-3.90	*85.419	70.612.38
BANCO DE BOGOTA	4.710.06	4.748.45	4.799.24	4.831.33	4.927.82	106.802	526.3	4.850.00	4.953.00	4.927.82	4.950.00	2.0%	11.63	8.95	*134.833	27.389.70
BANCO DE OCCIDENTE				3.450.00									11.83	7.62	N.D.	20.430.96
CORFINSURA	780.00	737.00	745.31	750.00	749.20	5.000	3.7	749.00	749.00	749.20	749.00		7.73	2.77	*23.317	16.472.19
CORFIVALLE PREF.	1.680.90	1.680.80	1.680.00	1.679.23									N.D.	-2.02	*8.837	-31.748
INTERBOLSA	2.500.00	2.500.00	2.500.00	2.500.00									N.D.	33.98	2.508.11	1.927.82
SOC. BOLIVAR				3.900.00												
SOCIEDADES INVERSORAS																
COLINVERS	1.000.02	982.72	974.05	973.97	979.40	44.566	43.6	977.00	981.00	979.40	980.00		N.D.	0.10	N.D.	N.D.
SURAMERICANA DE INVERSIONES	1.035.06	1.041.22	1.059.00	1.059.83	1.032.53	108.859	112.4	1.030.00	1.068.00	1.032.53	1.030.00	-2.9%	11.55	40.19	-7.589.85	17.477.02
VALBAVARIA	201.11	210.35	214.59	214.87	214.37	42.613	9.1	0.00	0.00	214.37	0.00		N.D.	-0.42	-219.390.80	-81.316.60
VALSIMESA			990.00	990.00									12.39	6.42	1.664.12	N.D.
INDUSTRIAL																
BAVARIA	8.085.23	8.001.97	8.007.75	8.069.94	8.090.00	113	0.9	0.00	0.00	8.090.00	0.00		4.75	7.71	120.684.18	288.494.66
CARTON DE COLOMBIA			2.386.00										2.01	4.87	36.792.64	38.084.85
CARULLA	10.900.00	10.910.00		10.900.00	11.000.00	468	5.1	0.00	0.00	11.000.00	0.00		3.71	30.30	601.29	2.279.30
CEMENTOS ARGOS	6.593.64	6.464.20	6.500.00	6.500.00	6.505.74	52.398	340.8	6.500.00	6.600.00	6.505.74	6.600.00	1.5%	4.97	8.62	90.312.31	80.471.85
CEMENTOS CARIBE		5.350.00	5.341.50										5.61	5.83	86.593.17	59.279.54
CEMENTOS PAZ DEL RIO		1.670.00	1.693.41										5.99	10.82	14.733.74	14.535.03
CIA. NAL DE CHOCOLATES	5.900.00	5.900.00	5.878.55	5.919.37	5.910.24	4.225	24.9	0.00	0.00	5.910.24	0.00		9.97	10.23	40.554.59	33.444.05
COLTABACO	2.261.45	2.249.94	2.223.85	2.233.59	2.238.02	14.170	31.7	2.215.00	2.250.00	2.238.02	2.215.00	-1.3%	11.73	6.08	16.839.44	10.501.01
EXITO	3.400.19	3.304.55		3.308.33	3.350.00	393.825	1.319.3	3.350.00	3.350.00	3.350.00	3.350.00	1.3%	7.98	0.39	28.527.08	57.785.50
NOEL			5.555.27		5.561.46	27.063	150.5	5.560.00	5.562.00	5.561.46	5.562.00	1.1%	6.05	8.35	29.844.20	18.591.84
PAVCO		91.10											2.34	3.43	N.D.	N.D.
TEJICONDOR			78.00										N.D.	1.62	6.738.00	-49.386.22
VARIOS																
MINEROS DE ANTIOQUIA		170.00	180.00										13.33	5.83	4.201.80	N.D.
N. HURTADO Y CIA	430.00												12.08	-6.99	N.D.	N.D.
SERVICIOS PUBLICOS																
GENERAR S.A E.S.P.			268.00										N.D.	-0.87	N.D.	N.D.
ISA PV.	970.12	1.004.25	1.037.13	1.045.08	1.032.99	3.907	4.0	0.00	0.00	1.032.99	0.00		12.47	6.84	140.257.00	31.902.00
PROMIGAS			5.750.00										6.71	9.10	51.049.98	N.D.

CORPORACION FINANCIERA DEL VALLE S.A.

ESTABLECIMIENTOS DE CREDITO

BALANCE GENERAL COMPARATIVO A 31 DE DICIEMBRE DE 2001

Publicación autorizada por la Superintendencia Bancaria

(MILLONES DE PESOS)

ACTIVO	a: 31/12/2001		a: 31/12/2000	
DISPONIBLE		32,304.2		28,112.4
FONDOS INTERBANCARIOS VENDIDOS Y PACTOS DE REVENTA		21,223.1		62,438.0
INVERSIONES		883,889.5		506,027.1
Inversiones Negociables - Renta Fija	246,709.3		151,952.3	
Inversiones Negociables - Renta Variable	105,028.8		94,265.2	
Inversiones No Negociables - Renta Fija	0.0		0.0	
Inversiones No Negociables - Renta Variable	378,708.6		248,652.6	
Inversiones de Cobertura	0.0		0.0	
Inversiones Hasta el Vencimiento - Renta Fija	0.0		0.0	
Inversiones Permanentes - Renta Variable	143,358.1		7,652.8	
Derechos de Recompra de Inversiones	73,440.5		16,216.8	
Menos : Provisión	(63,355.8)		(12,712.6)	
CARTERA DE CREDITOS		861,659.1		880,354.8
Garantía Admisible Cartera Comercial y de Consumo	553,719.2		547,001.8	
Vigente	528,390.3		533,529.7	
Vencida Hasta 12 Meses	17,810.2		8,528.7	
Vencida Más de 12 Meses y Menor o Igual a 24 Meses	3,396.1		2,252.7	
Vencida Más de 24 Meses	4,122.6		2,690.7	
Otras Garantías Cartera Comercial y de Consumo	365,189.7		398,981.3	
Vigente	364,792.4		393,299.8	
Vencida Hasta 12 Meses	397.3		378.4	
Vencida Más de 12 Meses	0.0		5,283.1	
Cartera Hipotecaria para Vivienda	274.1		317.9	
Vigente	192.6		251.8	
Vencida Hasta 18 Meses	53.8		66.1	
Vencida Más de 18 Meses y Menor o Igual a 30 Meses	17.1		0.0	
Vencida Más de30 Meses	10.6		0.0	
Derechos de Recompra de Cartera Negociada	0.0		0.0	
Menos: Provisión	(57,523.9)		(65,926.2)	
ACEPTACIONES Y DERIVADOS		4,408.2		(874.0)
Deudores por Aceptaciones Bancarias	877.4		1,275.1	
Derivados				
Derechos	2,345,259.7		639,641.5	
Obligaciones	(2,341,728.9)		(641,790.6)	
CUENTAS POR COBRAR		32,460.3		143,570.3
Intereses	27,488.9		25,583.5	
Comisiones y Honorarios	672.5		2,955.5	
Cánones de Bienes dados en Leasing	0.0		0.0	
Otras	11,041.1		129,753.5	
Menos: Provisión	(6,742.2)		(14,722.2)	
BIENES REALIZABLES Y RECIBIDOS EN PAGO		47,122.3		47,840.8
Bienes Realizables	9,369.9		4,341.6	
Bienes Recibidos en Pago	62,196.1		66,611.8	
Menos: Provisión	(24,443.7)		(23,112.6)	
PROPIEDADES Y EQUIPO		8,540.4		11,545.6
Terrenos, Edificios y Construc. en Curso	10,219.7		13,358.9	
Equipo, Muebles y Enseres de Oficina	5,152.0		5,331.3	
Equipo de Computación	4,520.0		8,291.2	
Otras	212.0		186.8	
Menos:Deprec. y Amortización Acumulada	(11,544.6)		(15,603.9)	
Costo	0.0		0.0	
Más: Depreciación Diferida	0.0		0.0	
Menos:Provisión	(18.7)		(18.7)	
BIENES DADOS EN LEASING		0.0		0.0
Maquinaria y Equipo	0.0		0.0	
Vehículos	0.0		0.0	
Equipos de Computación	0.0		0.0	
Programas para Computación	0.0		0.0	
Menos:Provisión	0.0		0.0	
OTROS ACTIVOS		77,679.0		84,451.1
Aportes Permanentes	4.9		4.9	
Gastos Anticipados y Cargos Diferidos	4,465.8		4,806.1	
Bienes por Colocar en Contratos Leasing	0.0		0.0	
Otros	75,827.5		114,119.5	
Menos: Provisión	(2,619.0)		(34,479.4)	
VALORIZACIONES		116,221.8		108,981.8
Inversiones No Negociables Renta Variable	107,846.8		101,359.7	
Propiedades y Equipo	8,375.0		7,622.1	
Otras	0.0		0.0	
DESVALORIZACIONES		(1,529.6)		(1,502.8)
Inversiones	(1,529.6)		(1,502.8)	
TOTAL ACTIVO ANTES DE CAPITAL GARANTIA		2,083,978.3		1,870,945.1
CAPITAL GARANTIA		0.0		0.0
TOTAL ACTIVO Y CAPITAL GARANTIA		2,083,978.3		1,870,945.1

PASIVO Y PATRIMONIO	a: 31/12/2001		a: 31/12/2000	
DEPOSITOS Y EXIGIBILIDADES		715,933.1		538,030.1
Depósitos en Cuenta Corriente Bancaria	0.0		0.0	
Certificados de Depósito a Término	707,991.6		525,700.7	
Depósitos de Ahorro	421.0		12,166.2	
Cuentas de Ahorro de Valor Constante	0.0		0.0	
Certificados de Ahorro de Valor Constante	0.0		0.0	
Otros	7,520.5		163.2	
FONDOS INTERBANCARIOS COMPRADOS Y PACTOS DE RECOMPRA		125,392.2		17,285.1
ACEPTACIONES (BANCARIAS) EN CIRCULACION		877.4		1,275.1
CREDITOS DE BANCOS Y OTRAS OBLIG. FINANCIERAS		774,421.5		760,128.2
Banco de la República	21.0		3,966.2	
Otras Entidades del País	556,629.1		497,934.0	
Entidades del Exterior	217,771.4		258,228.0	
CUENTAS POR PAGAR		32,210.7		93,232.6
Intereses	21,624.0		23,802.8	
Comisiones y Honorarios	166.1		6.8	
Otras	10,420.6		69,423.0	
TITULOS DE INVERSION EN CIRCULACION		9,994.0		40,442.4
OTROS PASIVOS		27,356.4		9,603.6
Obligaciones Laborales Consolidadas	1,008.9		1,121.6	
Ingresos Anticipados	7,745.3		4,034.9	
Pensiones de Jubilación	4,517.1		4,365.7	
Otros	14,085.1		81.4	
CUENTAS PASIVA DE REPORTE SECCIONES ESPECIALES		0.0		0.0
Sección Seguros	0.0		0.0	
Areas Comerciales	0.0		0.0	
PASIVOS ESTIMADOS Y PROVISIONES		6,155.0		4,567.0
Obligaciones Laborales	0.0		265.2	
Impuestos	2,622.0		2,295.5	
Otros	3,533.0		2,006.3	
TOTAL PASIVO EXTERNO		1,692,340.3		1,464,564.1
BONOS OBLIGATORIAMENTE CONVERTIBLES EN ACCIONES		0.0		0.0
TOTAL PASIVO		1,692,340.3		1,464,564.1
PATRIMONIO		391,638.0		406,381.0
CAPITAL SOCIAL		660.2		660.2
Dividido en 66.024.347 Acciones de Valor Nominal de $10 c/u				
RESERVAS		217,205.1		248,952.9
Reserva Legal	129,756.0		161,503.8	
Reservas Estatutarias y Ocasionales	87,449.1		87,449.1	
FONDOS DE DESTINACION ESPECIFICA		0.0		0.0
SUPERAVIT		195,729.0		188,515.8
Valorizaciones	116,221.8		108,981.8	
Desvalorización	(1,529.6)		(1,502.8)	
Revalorización del Patrimonio	81,036.8		81,036.8	
Otros	0.0		0.0	
UTILIDAD (PERDIDA) DE EJERCICIOS ANTERIORES		0.0		0.0
UTILIDAD (PERDIDA) DEL EJERCICIO		(21,956.3)		(31,747.9)
TOTAL PASIVO Y PATRIMONIO ANTES DE CAPITAL GARANTIA		2,083,978.3		1,870,945.1
CAPITAL GARANTIA				
CAPITAL GARANTIA		0.0		0.0
TOTAL PASIVO, PATRIMONIO Y CAPITAL GARANTIA		2,083,978.3		1,870,945.1

CUENTAS CONTINGENTES Y DE ORDEN

	a: 31/12/2001		a: 31/12/2000	
CUENTAS CONTINGENTES ACREEDORAS POR CONTRA		198,978.2		269,832.5
CUENTAS CONTINGENTES DEUDORAS		405,848.3		315,036.0
Cánones y Sanciones en Contratos Leasing	0.0		0.0	
Cánones por Recibir	0.0		0.0	
Opciones de Compra por Recibir	128,712.3		160,157.3	
Otras	277,136.0		154,878.7	
CUENTAS DE ORDEN DEUDORAS		3,546,394.9		3,139,603.3
CUENTAS DE ORDEN ACREEDORAS POR CONTRA		3,490,857.7		3,552,525.6
TOTAL CUENTAS CONTINGENTES Y DE ORDEN		7,642,079.1		7,276,997.4

	a: 31/12/2001		a: 31/12/2000	
CUENTAS CONTINGENTES ACREEDORAS		198,978.2		269,832.5
Avales y Garantías	40,673.0		93,002.2	
Cartas de Crédito	11,895.7		2,748.3	
Créditos Aprobados No Desembolsados	4,105.3		5,316.1	
Aperturas de Créditos	0.0		0.0	
Underwriting en Firme	0.0		0.0	
Otras contingencias	142,304.2		168,765.9	
CUENTAS CONTINGENTES DEUDORAS POR CONTRA		405,848.3		315,036.0
CUENTAS DE ORDEN DEUDORAS POR CONTRA		3,546,394.9		3,139,603.3
CUENTAS DE ORDEN ACREEDORAS		3,490,857.7		3,552,525.6
TOTAL CUENTAS CONTINGENTES Y DE ORDEN		7,642,079.1		7,276,997.4
UTILIDAD (PERDIDA) POR ACCION (En Pesos)		(332.5)		(481.5)

ESTADO DE RESULTADOS COMPARATIVO

	PERIODOS COMPRENDIDOS			
	Del 01/01 al 31/12 de 2001		Del 01/01 al 31/12 de 2000	
INGRESOS OPERACIONALES DIRECTOS		388,552.6		339,991.0
Intereses y Descuento Amort. Cartera de Créditos y Otros Intereses	123,888.1		144,624.3	
Valoración Inversiones Negociables Renta Fija	27,066.3		25,491.7	
Valoración Inversiones Negociables Renta Variable	18,174.5		17,069.5	
Rendimiento Inversiones No Negociables Renta Fija	0.0		0.0	
Rendimiento Inversiones Hasta el Vencimiento Renta Fija	0.0		0.0	
Comisiones y Honorarios	9,896.7		11,738.2	
Derivados	74,616.2		48,010.4	
Cambios	114,799.7		76,802.9	
Utilidad en Venta de Inversiones	20,111.1		16,254.0	
GASTOS OPERACIONALES DIRECTOS		362,826.3		295,016.5
Intereses, Prima Amortizada y Amortización de Descuento	172,030.5		157,906.5	
Valoración Inversiones Negociables Renta Fija	3,207.9		14,000.0	
Valoración Inversiones Negociables Renta Variable	202.9		1,025.9	
Comisiones	5,623.2		2,525.0	
Derivados	62,464.8		49,047.9	
Cambios	111,286.9		67,085.3	
Pérdida en Venta de Inversiones	8,010.1		3,425.9	
RESULTADO OPERACIONAL DIRECTO		25,726.3		44,974.5
OTROS INGRESOS Y GASTOS OPERACIONALES - NETO		17,988.2		(16,712.1)
INGRESOS OPERACIONALES		57,135.6		20,582.5
Dividendos y Participaciones	26,125.0		9,588.9	
Otros	31,010.6		10,993.6	
GASTOS OPERACIONALES		39,147.4		37,294.6
Gastos de Personal	16,566.3		16,493.0	
Otros	22,581.1		20,801.6	
RESULTADO OPERACIONAL ANTES DE PROVISIONES				
DEPRECIACIONES Y AMORTIZACIONES		43,714.5		28,262.4
PROVISIONES		97,775.9		73,918.3
Inversiones	54,695.2		12,363.3	
Cartera de Créditos	29,716.8		36,126.8	
Otras	13,363.9		25,428.2	
DEPRECIACIONES - BIENES DE USO PROPIO		1,038.1		1,266.5
AMORTIZACIONES		495.4		225.5
RESULTADO OPERACIONAL NETO		(55,594.9)		(47,147.9)
INGRESOS NO OPERACIONALES		40,800.8		12,935.2
Ingresos No Operacionales	40,800.8		12,935.2	
GASTOS NO OPERACIONALES		1,620.9		1,338.6
Gastos No Operacionales	1,620.9		1,338.6	
RESULTADO NETO NO OPERACIONAL		39,179.9		11,596.6
UTILIDAD (PERDIDA) POR EXPOSICION A LA INFLACION		0.0		8,921.3
UTILIDAD (PERDIDA) ANTES DE IMPUESTO A LA RENTA		(16,415.0)		(26,630.0)
IMPUESTO A LA RENTA Y COMPLEMENTARIOS		5,541.3		5,117.9
UTILIDAD (PERDIDA) DEL EJERCICIO		(21,956.3)		(31,747.9)

ALEJANDRO ZACCOUR URDINOLA
Presidente

LUIS ALFONSO CANCINO LORZA
Contador
T.P. No. 59.432-T

OSCAR DARIO MORALES RIVERA
Revisor Fiscal
T.P. No. 3822-T
Miembro Arthur Andersen y Cía Ltda.

Cali
Calle 10 No. 4-47
PBX: 882 2692 - 896 4646 Fax: 883 1664

Santafé de Bogotá
Carrera 7 No. 71-21 Torre A
PBX: 376 5666 Fax: 317 3585

Medellín
Calle 16 Sur No. 43A-49
PBX: (4)313 0655 Fax: (4)313 4489

Barranquilla
Carrera 52 No. 74-56 L-105
Teléfonos: 356 1016 Fax: 336 2296

Financiera
Miércoles 27 de Marzo de 2002

MERCADO ELECTRONICO COLOMBIANO -MEC-

Títulos representativos mercado de renta fija MEC

Marzo 22

ESPECIE	CANTIDAD TRANSADA	VALOR TRANSADO $	PARTIC. MEC %	ACUMULADO MILLONES $	PROMEDIO 2002 RUEDAS 58 MILONES DE $
ACEPTACIONES	882.745.451	863.723.869	0.07	16.083.5	282.2
BONOS PENSIONALES	3.285.432.000	2.511.854.575	0.20	157.058.9	2.755.4
BONOS PUBLICOS	140.979.664.452	144.249.270.927	11.31	4.024.869.5	70.611.7
BONOS PRIVADOS	102.618.871.427	116.804.213.809	9.37	1.435.506.7	25.184.3
CEDULAS BCH	509.676.000	515.485.939	0.04	53.606.3	940.5
CERT DE DEPOSITO A TERMINO	124.363.884.619	124.783.376.165	10.01	3.396.114.0	59.580.9
CERT. REEMBOLSO TRIBUTARIO	23.467.116	23.299.500	0.00	5.602.3	98.3
RECOMPRA	26.255.788.620	26.360.766.971	2.11	849.066.4	14.895.9
TIT. CONT. CREDITICIO					
TIT. DE DESARROLLO AGROP.				18.895.0	331.5
TITULOS DE AHORRO FEN	340.000.000	334.226.800	0.03	62.068.9	1.088.9
TITULARIZACION (UN)	78.480.632	3.760.192.321	0.30	262.501.9	4.605.3
TITULOS TES	428.547.100.000	463.812.945.458	37.20	27.273.009.4	478.473.8
TITULOS DE PARTICIPACION				136.2	2.4
T. DEVOLUCION DE IMPUESTOS	2.839.792.000	2.823.231.551	0.23	88.296.6	1.549.1
CERT. AHORRO DE VALOR CON (UVR)	107.399.678	13.194.051.524	1.06	38.391.1	673.5
TITULOS TES EN DOLARES	39.450.300	99.054.750.065	7.95	4.843.401.7	84.972.0
TITUTLOS TES EN UVR	1.881.363.000	240.244.483.979	19.27	9.570.052.9	167.895.7
TIT. DE REDUCCION DE DEUDA (UVR)	957.800	101.693.688	0.01	13.765.9	241.5
TOTAL RUEDA RENTA FIJA		1.239.437.567.132		52.152.627.1	

Tasas para el día 26 de marzo de 2002

(%Efectivo anual)

PLAZOS	0/180	181/360	361/720	721/1080	1081/1800	1801/2520	>2520
IRTESV HOY					5.890	6.520	7.610
IRTESV MOVIL 5	5.365		5.472	5.593	5.829	6.545	7.781
IRTUVR HOY				5.730	6.590	6.860	7.820
IRTUVR MOVIL 5				5.778	6.522	6.787	7.774

PLAZOS	0/180	181/360	361/720	721/1080	1081/1800	>1800
IRTES HOY	10.690	11.580		12.950	14.630	
IRTES MOVIL 5	10.493	11.458	11.845	12.961	14.730	
IRTUS HOY					6.720	
IRTUS MOVIL 5	4.326	4.309	5.178	5.608	6.833	

Corredores diarios de tasas y precios MEC

Marzo 22

Especie		Plazo unico	0-60	61-120	121-181	182-365	366-730	731-1095	1096-2555	>2555
ACEPTACIONES (%)	I		11.599	11.674						
	S		12.085	12.128						
OTROS DEUDA PUBLICA (%)	I							11.912	11.138	14.569
	S							16.112	15.896	15.440
BONOS FINANCIEROS Y CDTS GRUPO 1	I		9.737	9.982	11.274	11.163	11.364	12.819	12.385	13.173
(AAA, AA+, 1+) (%)	S		10.888	12.053	11.726	11.756	13.307	13.467	14.504	14.927
BONOS FINANCIEROS Y CDTS GRUPO 2	I		10.354	10.260	8.999	9.982	11.699	10.345		
(AA, AA-, A+ Y A) (%)	S		14.149	13.125	14.592	14.073	13.801	15.900		
BONOS DE CESANTIAS ($)	I	116.574								
	S	139.047								
BONOS FOGAFIN POR TASA (%)	I	12.419								
	S	12.879								
BONOS DE PAZ (%)	I								15.933	
	S								16.309	
BONOS PENSIONALES ($)	I							102.013	78.854	54.650
	S							135.101	108.166	105.294
BONOS DE SEGURIDAD (%)	I					13.392				
	S					19.530				
CERT ($)	I					97.135	98.174			
	S					100.987	100.549			
OTROS PAPELES, REFERENCIA IPC (%)	I								13.136	12.934
	S								16.720	17.856
18.834OTROS TITULOS POR PRECIO ($)	I						95.396		99.218	71.460
	S						106.244		105.249	121.621
OTROS TITULOS POR TASA (%)	I			11.403				12.333	9.836	
	S			14.924				14.374	21.517	
OTROS PAPELES EN UVR (%)	I									1.080
	S									1.232
TES IPC (%)	I								12.444	14.542
	S								14.511	14.920
TES TASA FIJA (%)	I				10.459	11.271	12.030	12.610	14.295	
	S				10.654	11.697	12.507	13.170	14.905	
TES TRM (%)	I					1.447	4.500		6.450	
	S					8.277	5.659		6.715	
TES EN UVR (%)	I							5.745	6.575	7.450
	S							5.953	6.831	7.761
TIDIS ($)	I					98.956				
	S					99.750				

LIMITES INFERIOR (I) Y SUPERIOR (S)

REGISTRO INVERLACE

TIPO ESPECIE	DIARIO NUM. OPERAC.	DIARIO VOLUMEN MILL $	DIARIO VOLUMEN MILES US$	DIARIO PART. %	ACUMULADO NUM. OPERAC.	ACUMULADO VOLUMEN MILL $	ACUMULADO VOLUMEN MILES US$	ACUMULADO PART. %	ACUMULADO PROMEDIO DIARIO
TOTAL CDT	147	63,989	28,065	3.7	4,860	4,746,324	2,081,721	4.14	83,268
CDT BANCOS	58	23,488	10,302	1.36	2,687	3,206,711	1,406,452	67.56	56,258
CDT C.F.C	27	13,060	5,728	0.75	1,043	330,435	144,927	6.96	5,797
CDT C.A.V	1	460	202	0.02	227	340,334	149,269	7.17	5,970
CDT CORP. FINANC.	61	26,979	11,833	1.56	899	864,886	379,336	18.22	15,173
OTROS CDTS	0	0	0	0	4	3,956	1,735	100	69
TOTAL BONOS ORDINARIOS	19	86,707	38,029	5.02	501	532,396	233,507	0.46	9,340
BORD FINANCIEROS	10	18,476	8,103	1.07	416	362,649	159,056	68.11	6,362
BORD SECTOR REAL	9	68,230	29,925	3.95	85	169,746	74,450	31.88	2,978
TOTAL BONOS PUBLICOS	105	107,888	47,319	6.25	3,116	2,102,520	922,158	1.83	36,886
BONOS PUBLICOS	39	25,978	11,394	1.5	1,020	1,570,329	688,740	74.68	27,549

DIARIO

Marzo 22

SECTOR EMISOR	NUM. OPERAC.	VOLUMEN MILL $	PART. %
TOTAL PRIVADO	145	93,358	40,946
BANCARIO	74	23,118	10,139
CIAS.FINANCOMERCIAL	25	19,024	8,344
CORP.AHORRO Y VIV.	9	20,061	8,798
CORP.FINANCIERAS	20	11,366	4,985
OTROS SECTOR PRIVADO	17	19,786	8,678
TOTAL PUBLICO	573	1,226,688	538,021
FINANCIERO	45	18,138	7,955
GOBIERNO NACIONAL	494	1,053,445	462,037
BANCO DE LA REPUBLIC	6	14	6
OTRAS SECTOR PUBLICO	28	155,089	68,021
TOTAL MIXTO	5	15.189	6.662

TES LEY VIVIENDA	0	0	0	0	4	[illegible]	[illegible]	[illegible]	[illegible]
TOTAL REPOS	43	131,640	57,736	7.62	3,212	21,209,327	9,302,336	18.52	372,093
TOTAL INTERBANCARIOS	45	258,600	113,421	14.98	3,045	19,794,515	8,681,805	17.28	347,272
TOTAL OTROS	141	269,047	118,003	15.59	4,782	7,601,205	3,333,862	6.63	133,354
ACEPTACIONES	16	629	276	0.03	516	17,236	7,559	0.22	302
BONOS DEUDA PUBLICA	97	239,302	104,957	13.86	2,541	6,453,940	2,830,675	84.9	113,227
BONOS GARANTIA GENER	1	450	197	0.02	25	29,375	12,884	0.38	515
BONOS PENSIONALES	0	0	0	0	174	45,186	19,818	100	792
CEDULAS DEL 18%	0	0	0	0	16	10,347	4,536	100	181
CERT AHORRO VALOR	4	13,189	5,784	0.76	11	27,736	12,165	0.36	486
CERT DEPOSITO AHORR	5	11,918	5,227	0.69	181	469,858	206,078	6.18	8,243
CERT REEMBOLSO TRIB	6	14	6	0	292	3,639	1,596	0.04	63
TITULOS ORDEN NAL	0	0	0	0	131	250,998	110,086	100	4,403
TIT.CONTENIDO CREDI	0	0	0	0	43	56,558	24,806	100	992
TITULOS TIDIS	6	944	414	0.05	306	103,612	45,444	1.36	1,817
TITAZ INMOBILIARIA	5	1,833	804	0.1	163	65,345	28,660	0.85	1,146
TIT.REDUCCION DEUDA	0	0	0	0	373	62,770	27,530	100	1,101
TITULARIZACION CARTE	1	764	335	0.04	10	4,599	2,017	0.06	80
TOTAL	811	1,725,474	756,787	100	40,982	114,506,101	50,221,974	100	2,008,878

Volumen diario

	DIARIO				ACUMULADO				
TIPO OPERACION	NUM. OPERAC.	VOLUMEN MILL $	VOLUMEN MILES US$	PART. %	NUM. OPERAC.	VOLUMEN MILL $	VOLUMEN MILES US$	PART. %	PROMEDIO DIARIO
NORMALES	616	1,107,568	485,775	64.18	28,729	61,487,004	26,967,984	53.69	1,078,719
INTERBANCARIOS	45	258,600	113,421	14.98	3,045	19,794,515	8,681,805	17.28	347,272
REPOS	43	131,640	57,736	7.62	3,211	21,202,304	9,299,256	18.51	371,970
CARRUSEL	2	1,927	845	0.11	50	96,188	42,187	0.08	1,687
FORWARD	9	2,137	937	0.12	406	211,645	92,827	0.18	3,713
SWAP	4	9,852	4,321	0.57	358	636,009	278,951	0.55	11,158
OPCIONES	0	0	0	0	3	2,748	1,205	100	48
SIMULTANEAS	92	213,747	93,748	12.38	5,179	11,074,375	4,857,182	9.67	194,287
OTRAS	0	0	0	0	1	1,309	574	100	22
TOTAL	811	1,725,474	756,787	100	40,982	114,506,101	50,221,974	100	2,008,878

Divisas en Bolsa de Valores de Colombia, BVC.

RESUMEN DE OPERACIONES DE REGISTRO (Marzo 26/02)

DIVISA	MERCADO	MONTO EN DOLARES	MONTO EN PESOS	PRECIO CIERRE	PRECIO MAYOR	PRECIO MEDIO	PRECIO MENOR
DOLAR	C	38	85.981	2.255	2.286	2.260.10	2.155
DOLAR	L	242	539	1.754	2.310	2.223	1.754

Operaciones a Plazo de Cumplimiento Financiero, OPCF - BVC

(Marzo 21/02)

INSTRU-MENTO	VENCI-MIENTO	VOLUMEN CONTRATOS	MONTO (MILLONES $)	PRECIOS: MEDIO	MAYOR	MENOR	CIERRE	VARIACIÓN. DIARIA (%)
TRM	ABRIL	72	4.124	2.291.00	2.291.00	2.2900.00	2.2900.00	-0.22
TOTAL			4.124					

Bases para el cálculo de las tasas de redescuento de líneas IFI

LINEAS DE CREDITO PARA REDESCUENTO *Para activos fijos, capital de trabajo y capitalización empresarial*	TASA DE INTERES	TASA DE REDESCUENTO* Desde	Hasta	PLAZO
Gran Empresa y Propyme (en dólares). Tasa Variable	Libremente pactada	Según mercado		
Gran Empresa (en pesos)	Libremente pactada	DTF+2.80	DTF+4.15	Hasta 7 años
Propymo-pequeña y mediana (en pesos)	Libremente pactada	DTF+2.30	DTF+4.10	Hasta 10 años
Finurbano-microempresas en pesos)	Libremente pactada	DTF+1.80	DTF+2.55	Hásta 5 años

* *Tanto el DTF como los puntos adicionales son tasas nominales pagaderas T.A.*

Tasas efectivas de redescuento de líneas IFI

LINEAS DE CREDITO PARA REDESCUENTO *Para activos fijos, capital de trabajo y capitalización empresarial*	TASA DE INTERES	TASA DE REDESCUENTO* Desde	Hasta	PLAZO
Gran Empresa y Propyme (en dólares). Tasa Variable	Libremente pactada	Según mercado		
Gran Empresa (en pesos)	Libremente pactada	13.79	15.39	Hasta 7 años
Propyme-pequeña y mediana (en pesos)	Libremente pactada	13.20	15.33	Hasta 10 años
Finurbano-microempresas en pesos)	Libremente pactada	12.62	13.49	Hasta 5 años

* Tasas efectivas con base en el DTF de la semana del 25 al 31 marzo de 2002 que es de (9.90% T.A.) (10.55% E.A.)

DEFINICIONES:

Tipo de Empresa	Número de empleados	Activos totales a Diciembre de 2000	Monto máximo de crédito por beneficiario
Microempresa:	Hasta 10	Menores a $143 millones	hasta $50 millones
Pequeña:	De 11 a 50	De $143 millones hasta $1.430 millones	hasta $400 millones
Mediana:	De 51 a 200	De $1.430 millones hasta $4.300 millones	hasta $1.200 millones
Gran Empresa:	Más de 200	Superiores a $4.300 millones	hasta el 10% del patrimonio técnico de la entidad que redescuente

SECTOR EMISOR	NUM. OPERAC.	VOLUMEN MILL $	PART. %	PROMEDIO DIARIO
TOTAL PRIVADO	5.41	5,202	4,934,855	2,164,410
BANCARIO	1.33	2,963	3,006,456	1,318,621
CIAS.FINANCOMERCIAL	1.1	889	238,197	104,472
CORP.AHORRO Y VIV.	1.16	407	813,659	356,868
CORP.FINANCIERAS	0.65	615	664,814	291,585
OTROS SECTOR PRIVADO	1.14	328	211,727	92,862
TOTAL PUBLICO	71.09	28,997	67,914,068	29,786,871
FINANCIERO	1.05	699	402,651	176,601
GOBIERNO NACIONAL	61.05	26,880	65,373,524	28,672,598
BANCO DE LA REPUBLIC	0	292	3,639	1,596
OTRAS SECTOR PUBLICO	8.98	1,126	2,134,253	936,076
TOTAL MIXTO	0.88	526	653,334	286,550
FINANCIERO	0.88	456	521,788	228,854
OTRAS SECTOR MIXTO	0	70	131,545	57,695
TOTAL INTER/REPOS	22.61	6,257	41,003,843	17,984,141
TOTAL	100	40,982	114,506,101	50,221,974

Forwards y NDF sobre divisa (Cop/USD)

Marzo 26

NUMERO DE DIAS	PUNTOS FORWARD* COMPRA($)	VENTA($)	DEVALUACION EQUIVALENTE** COMPRA(%)	VENTA(%)	TASA EFECT. EQUIVALENTE*** CAPTACION(%)	COLOCACION(%)
1M	12.00	14.000	5.684	6.655	7.913	8.902
2M	23.00	29.000	6.149	7.799	8.375	10.053
3M	37.00	45.000	6.662	8.140	8.883	10.384
6M	79.00	91.000	7.061	8.149	9.244	10.343
9M	125.00	142.000	7.415	8.428	9.558	10.575
1Y	172.00	192.000	7.619	8.499	9.719	10.599

* Pesos aproximados, por encima del precio spot del COP/USD en cada momento del día
** Tasa efectiva de devaluación equivalente a los puntos forward.
*** Tasa de interés efectiva de colocación y captación, equivalente asociada a los puntos forward.

FUENTE: CIMD de Colombia

Indicadores económicos

CAMBIO PORCENTUAL ANUAL

(El último dato corresponde al 8 de marzo de 2002, si no se indica otra cosa)[1]

			DATO ULTIMA FECHA[1]	A LA ULTIMA FECHA	UN MES ATRAS	3 MESES ATRAS	UN AÑO ATRAS
1	MEDIOS DE PAGO (M1)		15.558	16.9	15.0	6.9	18.4
2	BASE MONETARIA (B)		10.504	13.7	11.1	13.5	22.6
3	EFECTIVO		7.481	17.9	14.1	16.3	30.5
4	CUENTAS CORRIENTES		8.077	16.1	15.7	-0.6	9.2
5	CUASIDINEROS (2)		43.756	3.6	4.2	11.6	4.4
6	TOTAL AHORRO BANCOS COMERCIALES		9.760	22.8	18.0	23.2	-1.0
7	*CDT BANCOS COMERCIALES*		10.296	-0.1	2.3	12.6	8.5
8	TOTAL AHORRO BANCOS HIPOTECARIOS		9.542	6.0	4.6	13.6	-2.0
9	CDT BANCOS HIPOTECARIOS		7.917	-8.0	-6.8	-4.0	0.2
10	CORPORACIONES FINANCIERAS		3.405	-7.9	-4.2	12.1	18.7
11	CAPTACIONES CFC*		2.049	4.6	3.5	2.6	-9.6
12	M3**		67.022	7.6	8.1	12.1	6.4
13	CARTERA TOTAL (3)		46.472	-2.6	-2.6	-0.7	-5.3
14	CARTERA MONEDA LEGAL		42.259	-0.9	-0.7	0.5	-4.3
15	CARTERA MONEDA EXTRANJERA		4.213	-16.8	-18.5	-11.1	-13.0
16	TOTAL BANCOS COMERCIALES		23.534	4.4	3.8	7.0	6.1
17	TOTAL BANCOS HIPOTECARIOS		14.817	-6.7	-6.3	-8.0	-19.0
18	CORPORACIONES FINANCIERAS		6.696	-15.3	-14.5	-7.8	2.2
19	CFC		1.180	5.2	4.0	-1.6	-20.0
20	TES		36.946	29.3	30.3	23.3	30.8
21	IPC	FEB		6.70	7.37	7.78	8.06
22	IPC SIN ALIMENTOS	FEB		6.01	6.34	6.83	8.28
23	IPC DE ALIMENTOS	FEB		8.37	9.91	10.15	7.52
24	T. REPRESENTATIVA ($/US$)	MAR-26	2.274.5	-0.93	2.33	4.74	17.44
	VALORES ABSOLUTOS						
25	RESERVAS INTERNACIONALES			10.248	10.215	10.280	9.259
26	SALDO DE OMAs			119	265	469	189
27	SALDO DE TES			36.946	35.479	34.353	28.577
28	UNIDAD DE VALOR REAL (UVR)	MAR 25		123.4	122.1	121.4	115.0
29	DTF EFECTIVA ANUAL	MAR 25-MAR 31		10.55	10.67	11.51	12.96
30	TASA INTERBANCARIA EFECT.	MAR 18-MAR-22		7.66	7.85	8.33	10.52

(1) Salvo indicación contraria, los datos monetarios y financieros están en miles de millones pesos y los de reservas internacionales en millones de dólares. (2) A partir de la semana de mayo 19 se separan los bancos comerciales de los hipotecarios. En este último grupo se incluyen las CAV en proceso de convertirse en bancos. Incluye suma de ítems 6 a 11 más cuentas de ahorro en corporaciones financieras y captaciones de cooperativas (no incluidas en este cuadro). (3) Incluye cartera en moneda legal y extranjera de los ítems 16 a 19 y de los organismos cooperativos de orden superior, estos últimos no incluidos en el cuadro estadístico del Banco de la República "Situación monetaria y cambiaria, resumen semanal", este rubro se asume como CDT en compañías de financiamiento comercial. **A partir de la semana del 24 de noviembre, los bonos del sistema financiero se incluyen dentro del grupo de pasivos sujetos a encaje. El agregado M3+bonos se denominará en adelante M3.

Fuente Anif

FILE No. 823437

clarue@eltiempo.com.co EL TIEMPO

ECONÓMICAS

JUL 22 AM 10: 53

CIFRA DEL DÍA

143 puntos básicos bajó la tasa de interés de los Títulos de Tesorería a 7 años.

DÓLAR		CAFÉ COLOMBIANO		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS	
Tasa representativa del mercado	▲ $ 2.270,66	Dólares por libra OIC		Dólares por barril		IGBC (Índice General)		Efectivo anual				Pesos por
Casa de cambio (c)	▶ $ 2.145,00	Hoy	0,70	Hoy	24,16	Hoy	1.117,62	DTF	10,75%	HOY $ 122,8345	Euro	$ 1.987,19
Casa de cambio (v)	▶ $ 2.205,00	Ayer	0,68	Ayer	24,23	Ayer	1.126,52	DTF Trimestre anticipado	10,08%	MAÑANA $ 122,8695	Bolívar	$ 2,46
								TBS Efectivo anual Bancos a 90 días	10,44%		Peso mexicano	$ 254,39

No quieren subsidios

Productores de leche de Antioquia calificaron los subsidios a la exportación de leche en polvo como una medida inocua que no soluciona el problema de las masivas importaciones de leche en polvo que tienen inundado el mercado nacional. Directivos de Colanta, la mayor cooperativa lechera del país dijeron que la medida era como hacerle una transfusión de sangre a un enfermo terminal. Para ellos la solución es la suspensión definitiva de las importaciones del producto.

Desánimo empresarial

Perspectivas empresariales (%)


Factores favorables
Competitividad 37,0
Mercados externos 18,8
Coyuntura sectorial 8,5
Factores desfavorables
Inseguridad 32,0
Demanda 20,5
Incertidumbre económica 13,5

Fuente: Andi.

La falta de demanda y los problemas de orden público fueron los principales factores que afectaron el normal desempeño de los negocios en enero, según la encuesta de opinión revelada ayer por la Asociación Nacional de Industriales (Andi), en la que participaron otros ocho gremios de la producción, cuyos afiliados perciben que esos serán los mayores obstáculos que enfrentarán este año. El contrabando volvió a aparecer como fuente de preocupación de los industriales.

Capitalizan firmas del BBVA

Tras la aprobación de la Superintendencia de Valores, la comisionista BBVA Valores Ganadero colocó 2.000 millones de pesos en acciones, cuyo destino es respaldar los fondos de valores Fontesoro y BBVA Dólar, que el año pasado tuvieron crecimientos de 136 por ciento. Valores Ganadero

CRÉDITO / MINHACIENDA BUSCA BLINDAJE FINANCIERO

El Gobierno pide apurar desembolsos

El país entra ahora en un pico de pagos con el BID mientras que los desembolsos van en caída. Preparan agresivo paquete de préstamos.

CLARA INÉS RUEDA G.
Enviada Especial

FORTALEZA (BRASIL)

Las reuniones privadas que sostuvo el ministro de Hacienda, Juan Manuel Santos, con las directivas del BID, el Banco Mundial y el Fondo Monetario Internacional, al margen de la Asamblea Anual del BID en Brasil, tuvieron un propósito: evitar los problemas de liquidez que se podrían generar por una parálisis de financiamiento externo, ligada al cambio de gobierno.

El escenario sería crítico para la economía en un momento como el actual, peor si se tiene en cuenta que el acceso al crédito es más costoso y está ligeramente restringido para América Latina, como consecuencia

Créditos del BID aprobados a Colombia

Millones de dólares


1990 443.4
1991 204.9
1992 524.0
1993 564.0
1994 40.0
1995 449.4
1996 124.6
1997 213.8
1998 322.3
1999 940.0
2000 293.0
2001 800
Total: 4.914

Fuente: BID.

los desembolsos de los préstamos. Santos y su equipo aprovecharon para adelantar gestiones que permitan garantizar el financiamiento para el 2003 y dejar blindado al país.

A ganar tiempo

En la reunión sostenida el sábado a puerta cerrada con el

SÍ HABRÁ PLATA

El ministro de Hacienda, a su regreso al país, reiteró que el Gobierno está haciendo todos los esfuerzos fiscales posibles para destinarles mayores recursos al Ejército y no descartó la adopción de nuevos impuestos, como los denominados bonos de paz.

"Tengan la seguridad que no vamos a dejar sin balas ni gasolina a las Fuerzas Militares", dijo Santos, quien ha sostenido reuniones con los altos mandos para definir el monto del nuevo paquete económico. El funcionario dijo, de otra parte, que ya están listos los decretos para aumentar los salarios a los trabajadores estatales.

los delegados del FMI tuvo también dentro de la agenda transmitir tranquilidad sobre el cambio de gobierno.

"Queremos ganarnos el tiempo de la transición presidencial", dijo Santos en diálogo con EL TIEMPO, y explicó que "el país ahora no puede esperar demasiado la llegada de nuevos

VIVIENDA

Habilitan lotes para los pobres

El Gobierno decidió darle uso social a los lotes ociosos que la Nación tiene en todo el país, y comenzó por firmar, con las primeras 7 alcaldías, convenios que permiten disponer de esos terrenos para vivienda de interés social.

El área total de esta primera etapa es de 362.137 metros cuadrados, distribuida en los municipios de Soledad (Atlántico), Cúcuta (Norte de Santander), Bugalagrande (Valle), Suba y Soacha en Cundinamarca, y Pitalito y Neiva en el Huila.

El objetivo es atender a las familias vulnerables con ingresos inferiores a 2 salarios mínimos y que están clasificadas en los niveles 1 y 2 del Sistema de Beneficiarios (Sisbén). En total, se levantarán 1.849 viviendas básicas, con 28 metros construidos y la opción de ampliación.

La inversión total será de 21.894 millones de pesos, de los que el Inurbe aportará más de 14 mil millones, en lotes y dinero; los municipios y

tuvo utilidades en el 2001 por 1.002 millones de pesos. La totalidad de la capitalización la realizó el banco BBVA Ganadero.

Software para pequeñas

Legis y Mecosoft presentaron su nuevo producto denominado Pymesoft, un software en el que se invirtieron 700 millones de pesos diseñado para las pequeñas y medianas empresas, uno de los sectores de mayor crecimiento del país. El software les permitiría disminuir sus costos operativos ya que ofrece asesoría en temas laborales y legales. Las firmas desarrolladoras esperan vender el producto a por lo menos 80 mil microempresarios en los próximos 3 años.

de la crisis argentina.

Un estudio realizado por el Ministerio de Hacienda, en el cual se analizan 155 préstamos concedidos entre 1970 y 2001, revela que la fecha de elegibilidad de un proyecto de financiamiento por parte del BID se retrasa 53 por ciento en los últimos 3 meses de un gobierno.

El ministro de Hacienda, Juan Manuel Santos, quiere ganarse ese tiempo de la transición y evitar la iliquidez que podría generar una demora en el desembolso del BID, Enrique Iglesias, el ministro de Hacienda fue enfático: Colombia requiere que la entidad comience a trabajar desde ya con el Gobierno, como si lo estuviera haciendo con el próximo presidente, y que acelere los desembolsos de sus créditos.

Una inquietud similar le planteó Santos al vicepresidente para América Latina del Banco Mundial, David De Ferranti, en una reunión privada el pasado lunes. La tarea con

Si se aprobaran los desembolsos de los préstamos, el Gobierno podría cubrir un faltante que se va a generar, pues el país entra ahora en un pico de pagos con el BID, que asciende a 920 millones de dólares este año y 1.038 en el 2003 – en tanto que los desembolsos van en caída. Santos aspira a dejar listo el primer paquete crediticio.

las gobernaciones ... nes y 1.200 millones más el programa de reinsertados. Los beneficiarios aportarán en ahorros 2.512 millones.

"Esta sí es la revolución de la vivienda para los más pobres de Colombia", exclamó el presidente 1-19

VALLE

CALIMA / AYER, ARQUEÓLOGOS COMENZARON LA EVALUACIÓN DEL SITIO

Revuelo por cementerio indígena

Se presume que exista un cementerio de la cultura prehispánica Sonso, que es la última sociedad indígena que habitó el municipio de Calima, hace 500 años.

RAFAEL VALENCIA GÓMEZ
Corresponsal EL TIEMPO
CALIMA-DARIÉN

Todos los esfuerzos del grupo de arqueólogos adscritos al Museo Arqueológico Calima, se encaminan desde ayer a establecer la presencia de un cementerio prehispánico correspondiente al período Sonso, en un terreno localizado en la zona oriental de Calima El Darién, en el entorno del barrio Canadá, la plaza de toros y el estadio municipal.

El presunto hallazgo de este cementerio se registró en la tarde del pasado martes por parte de Hernán Ordóñez, un joven operario del buldózer de propiedad del municipio, cuando realizaba el cajeo del terreno en donde el fondo de empleados del hospital San Jorge ejecutará un programa de vivienda.

"Eran como las 4:00 de la tarde, estaba descapotando el terreno cuando observé unos huecos. De inmediato llamé a la subgerente del hospital San Jorge, María Viana Gutiérrez. La verdad es que no me dio curiosidad por observar que había adentro", dijo Ordóñez.



LOS ARQUEÓLOGOS del Museo Calima dicen que la labor de rescate puede durar mucho tiempo. Rafael Valencia Gómez

Los arqueólogos Alexánder Clavijo y Sonia Blanco iniciaron ayer, por la mañana, la evaluación del sitio que hace presumir la presencia del cementerio de la cultura Sonso, la última sociedad indígena que habitó Calima, hace unos 500 años cuando llegaron los españoles. Esta cultura se caracteriza por construir recintos funerarios profundos con cámara donde depositaban los muertos y su ajuar.

Clavijo y Blanco, empleando palas, mediacañas, barretones y una cámara fotográfica iniciaron su trabajo científico en una tumba de pozo con cámara lateral y escalón. Allí solo encontraron un cráneo y unas piezas dentales, por lo que presumen que la tumba ya había sido saqueada.

"No sabemos con exactitud el número de tumbas indígenas que hay en el terreno, esta es una labor de rescate arqueológico que no sabemos cuánto tiempo pueda durar", dijo la arqueóloga Blanco.

La guaquería es una de las formas de vida de la población. En cada hogar existe un guaquero de profesión, dijo la arqueóloga Blanco. El Darién esta construido sobre un yacimiento indígena y se está guaqueando desde hace más de un siglo. En Calima se investiga la cultura indígena desde hace 60 años.

Hernán Duque Henao, director general del Instituto de Investigaciones Científicas del Valle (Inciva), dijo que se dispuso asegurar la zona para evitar el ingreso de guaqueros.

ECONOMÍA / CONTROL A EVASIÓN DE IMPUESTOS

Ajustes a Plan de desempeño del Valle

Replanteo del Plan de desempeño del departamento y fortalecimiento de la Subsecretaría de Rentas, son los ases económicos que planteó ayer el gobernador, Germán Villegas, a los diputados.

Villegas dijo que para contrarrestar el difícil panorama económico del Valle del Cauca se replanteará el plan [illegible] en cuanto a rebajas de intereses y a mayores plazos. El plan de desempeño ha sufrido cambios en 1998 y 1999 y otro reciente por los ajustes a la Asamblea y la Contraloría.

El presupuesto del departamento aforado para este año es de 891.990 millones de pesos y solo se cuenta con [illegible]

ARGELIA / POR CORTE DE ENERGÍA NO TENÍAN EL SERVICIO

Vuelve la señal de televisión

ARGELIA

Hacía cuatro meses que Laurita Gómez, una niña de ocho años, residente en el corregimiento de La Aurora, del municipio de Argelia, no ve su programa *Tom y Jerry*.

Todo, porque desde entonces la señal no llegaba al televisor de su casa. Su familia y otras 800 más se quedaron sin el servicio, porque la Empresa de Energía del Pacífico (Epsa) donde está instalada la antena repetidora de Inravisión, por el atraso de 4 meses en el pago del servicio.

Por fortuna, el martes pasado la señal llegó de nuevo, gracias a un acuerdo de pago de la deuda de 7,5 millones de pesos al que se llegó entre el municipio y Epsa.

El alcalde, Édgar Grajales Amariles, explicó que se acordó pagar la mitad de la deuda y dar un plazo trimestral para pagar el resto del dinero.

Bernardo Bustamante, presidente del Concejo municipal, dijo que la Corporación tomó cartas en el asunto y le dio herramientas al Ejecutivo para que cancelara la deuda.

PALMIRA

Demandan sobretasa al alumbrado

PALMIRA

La Oficina Jurídica del Valle demandó el Acuerdo 026 que se había aprobado en el Concejo Municipal, por medio del cual se establece una sobretasa al alumbrado público con destino al Fondo Municipal del Fomento y Desarrollo del Deporte del Instituto Municipal del Deporte (Imder).

La Oficina de Control Interno explicó que la demanda pasó al Honorable Tribunal Contencioso Administrativo quien tendrá la última palabra al respecto. El Acuerdo aprueba el aumento de mil pesos por usuario del servicio de alumbrado en los sectores comerciales e industriales.

Solis Ovidio Guzmán, de la Oficina de Control Interno de Palmira, afirmó que el oficio que llegó por parte del departamento dice que se encontraron razones jurídicas que lo hacen contrario a las disposiciones constitucionales.

El oficio firmado por Martha Lucía García Patiño, como representante legal del departamento, explica que los municipios gozan de autonomía para la gestión de sus intereses y administración de sus recursos pero dentro los límites de la Constitución.

En cuanto al acuerdo 025 que también aprobó el Concejo donde se establece una tasa a las órdenes de trabajo, de servicios y contratos de obras públicas en un 1,5 por ciento, no lo han demandado.

da del departamento es asfixiante y los recursos para inversión son pocos. También se fortalecerá la gestión de recaudo de impuestos.

Hoy, el secretario de Gobierno, Camilo Arturo Montenegro, presentará un proyecto de Ordenanza que fortalece la Subsecretaría de Rentas. Se pretende que los funcionarios ejerzan mayor control contra la evasión de impuestos, conforme al Código Departamental de Policía.

Según el jefe de Presupuesto de la Secretaría de Hacienda, Elián Zamora, la deuda con 18 bancos asciende a 525.777 millones de pesos y se requiere llegar a un acuerdo

sos para inversión.

El diputado conservador y presidente de la Comisión de Asuntos Económicos y Fiscales de la Asamblea, Nacianceno Orozco, dijo que hay preocupación porque la ley del 93 deja a los departamentos sin regalías. En el caso del alcohol industrial, el Valle dejará de recibir 1.500 millones de pesos.

También hay pérdida porque no se paga el impuesto de degüello, ya que la carne la traen de otros departamentos y el Valle no se beneficia con el impuesto del sacrificio. Además está el no pago de tributos por parte de licores foráneos y el contrabando desmedido.

sa) decidió suspender el servicio al inmueble del corregimiento del Raizal a 20 minutos de la cabecera,

---

INSTITUTO
COLOMBIANO DE BIENESTAR FAMILIAR
REGIONAL VALLE DEL CAUCA. CENTRO ZONAL No. 8
PALMIRA, VALLE
CARRERA 32 No. 30-79 TELEFONOS 2725646 FAX. 271545
LA SUSCRITA DEFENSORA PRIMERA DE FAMILIA DEL ICBF EN PALMIRA, VALLE
CITA:

Al (la) (los) señor(a) (es) DIEGO FERNANDO CHICA ESCOBAR Padre del (la) (los) menor (es) LUISA FERNANDA CHICA SUAREZ para que se presente dentro de los cinco (5) días siguientes a la fecha a la carrera 32 No. 30-79 de Palmira Valle, y manifieste si concede o niega el permiso para salir del país del (la) (los) menor (es) antes mencionado (a) (s) con destino a España donde permanecerá por espacio de 3 meses en vía de vacaciones, según solicitud presentada por el (la) (los) señor(a) (es). FREYE ESCOBAR DE CHICA).

Se advierte al (la) (los) señor (a)(es) DIEGO FERNANDO CHICA ESCOBAR que si no comparece dentro del término fijado, esta Defensoria procederá a otorgar el permiso previo cumplimiento de los trámites establecidos en el Código del Menor

El presente aviso se fija en lugar visible de la Defensoria y se entrega copia del mismo a la interesada para ser publicado por una sola vez en un diario de amplia Circulación Nacional, de conformidad con lo establecido en el Art. 343 del Código del Menor.

Dado en Palmira a los veintidós (22) días del mes de Febrero del dos mil dos (2.002).

LA DEFENDORA DE FAMILIA,
DORA ORTEGA LEMOS

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

3,07 millones de toneladas de carbón exportó Colombia en enero

DÓLAR		CAFÉ COLOMBIANO		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS	
Tasa representativa del mercado	▲ $ 2.278,56	Dólares por libra OIC		Dólares por barril		IGBC (Índice General)		Efectivo anual				Pesos por
Casa de cambio (c)	◆ $ 2.145,00	Hoy	0,71	Hoy	24,51	Hoy	1.115,20	DTF	10,62%	HOY $ 123,0185	Euro	$ 2.009,67
Casa de cambio (v)	◆ $ 2.180,00	Ayer	0,70	Ayer	24,58	Ayer	1.131,88	DTF Trimestre anticipado	9,97%	MAÑANA $ 123,0682	Bolívar	$ 2,45
								TBS Efectivo anual Bancos a 90 días	10,17%		Peso mexicano	$ 254,30

Nubarrones en Telecom

A pesar de haber creado un patrimonio autónomo, la empresa estatal Telecom puede enfrentar problemas en el largo plazo para atender las obligaciones pensionales, según un informe de la Contraloría. En el 2001 el pasivo de la empresa ascendió a 4,2 billones de pesos y proyecta destinar el 64 por ciento de su flujo operacional a servirlo. Sin embargo el crecimiento del pasivo es superior al de la inflación y al de la generación de utilidades.

Inteligencia de negocios

Llegó a Colombia SPSS Andino, una compañía multinacional con sede en Chicago, Estados Unidos, que desarrolla herramientas de software para análisis de datos, con un portafolio de productos para dar soluciones en inteligencia de negocios. La empresa cuenta con clientes como el Citibank, Carrefour, IRS, Procter &; Gamble y Grupo Santander, entre otros.

Cayeron exportaciones en enero


Exportaciones de Colombia
Miles de dólares
Ene./2002
Ene./2001
Tradicionales
380.519
511.602
No trad.
550.111
504.917
Totales
Fuente: Dane

En enero de 2002 las ventas externas del país cayeron 7,5 por ciento frente a las realizadas en el mismo mes del 2001. Las ventas pasaron de 1.016 millones de dólares a 940,6 millones FOB, según el Dane. La caída estuvo impulsada por las menores exportaciones de petróleo que descendieron 35,4 por ciento y las de café con 0,9 por ciento. Por el contrario las exportaciones no tradicionales repuntaron 8,9 por ciento.

Acceso a Internet

La Comisión de Regulación de Energía y Gas (Creg) y la Unidad de Planeación Minero Energética (Upme) seleccionaron a la empresa Colomsat para ...

ECONOMÍA / PREOCUPA EL AUMENTO DE LA DEUDA PÚBLICA

La mala hora de A. Latina

Hay coincidencia en el sentido de que Argentina le restará a la región por lo menos un punto de crecimiento. Estados Unidos es el otro interrogante.


LUSTRADA 2 PESOS
PATACONES
CAMUZA 3
NOBUK

LA CRISIS ARGENTINA le asestó un duro golpe a Latinoamérica y este año los malos vientos continuarán, según los expertos. Archivo / EL TIEMPO

Los expertos del llamado 'Consenso de Washington', conformado por el Banco Mundial, el Banco Interamericano de Desarrollo y el Fondo Monetario Internacional, que promovió las reformas estructurales de América Latina a comienzos de los 90, coinciden en que el crecimiento de la región el año pasado no superó el 1 por ciento y que este año seguirán los malos vientos, aunque hay signos de que ya pasó lo peor del chaparrón.

El Banco Mundial prevé un incremento del PIB del 0,5 por ciento. El Fondo Monetario Internacional habla de 1 por ciento. Y el Banco Interamericano de Desarrollo plantea que el aumento de la producción estará por debajo del 2 por ciento.

La Cepal, que para muchos está del otro lado de las tenden... ocurra en Estados Unidos. Claudio Loser, director del Hemisferio Occidental del Fondo Monetario Internacional, dice que ya hay indicadores que muestran una recuperación del 'Coloso'.

Sin embargo, hay analistas del BID que plantean que aún es muy pronto para saberlo, principalmente porque no se conocen los efectos de las medidas de estímulo monetario y fiscal que han tomado las autoridades de ese país para promover la demanda y la producción.

Otro riesgo para la región es que los flujos de capital seguirán disminuyendo. De acuerdo con el Banco Mundial, "los inversionistas tienden a mantenerse cautelosos hacia los mercados emergentes, porque el bajo crecimiento y la recesión mundial limita la demanda de bienes de los países en desarrollo de parte de los industriales. Además, las restricciones financieras hacia bancos y otras entidades se mantienen y el apetito por el riesgo sigue bajo", dice un documento del Banco Mundial, titulado 'Global Development Finance' y publicado el pasado 13 de marzo.

El documento agrega que también preocupa la deuda del sector público de la región, que sigue siendo elevada superior al 50 por ciento del PIB en algunos países de América Latina.

"Una desviación importante en las políticas podría tornar insostenible la deuda pública", dice el Banco Mundial. Y agrega que el riesgo es mayor en aquellos mercados en los que habrá elecciones presidenciales, como Colombia, Bolivia, Brasil y Ecuador.

"Muchos países están fuertemente endeudados y deben refinanciar constantemente sus deudas. Lo más probable es que las tasas de interés suban en el 2003 y 2004, lo que incrementará el servicio de la deuda", agrega el Banco.

3-14



seleccionaron a la empresa Colomsat para la conexión a Internet de banda ancha. La determinación permitirá a las entidades estatales obtener condiciones de acceso más eficientes y veloces en la red debido al elevado flujo de información que maneja.

Multienlace recibe recursos

Multienlace, compañía de atención al cliente, cuyos socios son Bancolombia, Conavi, Suramericana de Seguros, Protección y Fiducolombia, será capitalizada con 8.125 millones de pesos.
La empresa presta servicios de atención al cliente mediante el sistema de los Call Centers y espera expandir su operación a países de la región andina como Venezuela.

Capitalización para Granahorrar

El Banco Granahorrar, el cual ahora es controlado por el Gobierno, recibió una orden de capitalización por parte de la Superintendencia Bancaria encaminada a cubrir provisiones anticipadas. El valor de la capitalización será definido en la próxima asamblea extraordinaria que se reunirá el 31 de marzo, según la Superintendencia de Valores.

cias aperturistas de los organismos multilaterales, plantea que la región este año no crecerá.

Capitales esquivos

Aún cuando las cifras son distintas, todos coinciden en que Argentina le restará, como mínimo, un punto de crecimiento a América Latina. Todo depende, en buena medida, del acceso que logre el gobierno del presidente Eduardo Duhalde, a los mercados internacionales y de la actitud que asuma el FMI.

Por lo pronto, las estimaciones hablan de una caída de más del 5 por ciento este año en su Producto Interno Bruto -PIB-, e incluso hasta del 8 por ciento.

Otro factor determinante para el crecimiento continental tienen que ver con lo que

SUPERBANCARIA

Fondos mantienen rentabilidad

A 15 billones 654.920 millones de pesos ascendió el valor de los fondos de pensiones obligatorias, y los de pensiones voluntarias manejados tanto por sociedades administradoras como por fiduciarias.

De acuerdo con la Superintendencia Bancaria, a 31 de diciembre del 2001 el portafolio de inversiones de esas entidades sumó 15 billones 727.061 millones de pesos.

La rentabilidad promedio de los fondos de pensiones obligatorias fue, durante los últimos 3 años, de 10,52 por ciento, superior en 1,57 a la mínima exigida.

Son fondos de pensiones obligatorias Skandia, Protección, Colfondos, Santander, Horizonte y Porvenir, que tienen 4 millones 336.379 afiliados, de los cuales 2 millones 224.772 no cotizaron en los últimos 6 meses. 3-10

COMPUT@DORES

[ENPOCAS PALABRAS]


PONTIFICIO CONSEJO PARA LAS COMUNICACIONES SOCIALES
LA IGLESIA E INTERNET

La Iglesia Católica opina sobre Internet

CIUDAD DEL VATICANO (EFE)

El Vaticano considera que Internet puede ser un medio para resolver los problemas y crear un mundo regido por la justicia y la paz, pero advirtió que también puede ser utilizada por los países ricos en contra de los pobres, lo que agrandaría la brecha de la desigualdad y la discriminación.

Así lo manifiesta el Consejo Pontificio para las Comunicaciones Sociales en los documentos *Etica en Internet* y *La Iglesia e Internet*. En ellos se ataca la globalización, pues se considera que sus beneficios no se han distribuido equitativamente.

El Vaticano también manifiesta que hacen falta leyes para afrontar delitos especiales en la red de redes, como la difusión de virus y el robo de datos personales almacenados en discos duro.

En los textos, el Vaticano reitera su apoyo enérgico a la libertad de expresión y deplora las tentativas de los gobiernos de bloquear el acceso a la información cuando la consideran amenazadora o molesta.

Finalmente, los documentos señalan que no es aceptable que los miembros de la Iglesia –en especial los sacerdotes y obispos– se queden atrás por miedo a la tecnología e insistió en que todos están obligados a conocer su funcionamiento.

Unión Europea tendrá dominio

BRUSELAS (EFE)

El comisario europeo de empresa y sociedad de la información, Erkii Liikanen, aseguró que el dominio europeo '.eu', propuesto por la Comisión Europea a la comunidad de Internet, estará disponible en enero de 2003.

La creación de esta nueva extensión permitirá a los ciudadanos europeos, a las organizaciones y a las empresas del viejo continente poner en sus páginas de Internet y en sus correos electrónicos el sufijo '.eu', que indicaría que tienen relación con la Unión.

La Comisión Europea espera que Icann (institución que gestiona la infraestructura mundial de Internet, en especial la adjudicación de direcciones y dominios) apruebe la inclusión del dominio lo antes posible.

Museos tridimensionales

BERLIN (EFE)

El Centro de Arte y Tecnología de los Medios (ZKM) y el museo público de Karlsruhe (sur de Alemania) desarrollan un proyecto multimedia que permitirá visitar museos en Internet con tecnología 3D.

El proyecto, que estaría listo el próximo año, permitirá contemplar piezas y salas de los museos con más detalle que en las habituales presentaciones estáticas a las que se puede acceder hoy a través de la red. El museo estatal centrará sus esfuerzos en dar a conocer una de sus colecciones, llamada 'El botín turco', compuesta por unos cuatrocientos objetos procedentes del antiguo reino otomano.

Preocupación por tráfico de órganos

BUCAREST (EFE)

La policía italiana dio inicio a una investigación sobre la venta internacional de órganos humanos a través de Internet, que se camufla como una oferta de vídeos de trasplantes.

La revista mensual *HappyWeb*, también de Italia, publicó en su último número un reportaje sobre la amplia gama de propuestas de venta de órganos y tejidos que se ofrecen en línea y que se obtienen –afirma la publicación– incluso mediante el asesinato.

El diario italiano *Il Tempo* publicó la lista de países en los que actúan las organizaciones criminales internacionales implicadas en este negocio ilícito; entre los que se encuentran varios de Suramérica, así como China, Filipinas, Pakistán, la India, Sudáfrica y Turquía. También aparecen muchos del antiguo bloque comunista como Rusia, Ucrania, Moldavia y Rumania.

Cazadores de pornografía


www.AntiChildPorn.Org

La Organización Estadounidense Contra la Pornografía Infantil (Acpo, por su sigla en inglés), anunció el lanzamiento de un paquete de programas digitales diseñados para identificar a creadores y distribuidores de material pornográfico virtual relacionado con niños.

El primero de ellos, Reveal, realiza análisis del disco duro de un computador con el objetivo de detectar archivos clasificados como peligrosos por el usuario.

BBS Creep, por su parte, fue programado para ejecutarse en estructuras BBS (*Bulletin Board System*), propias de servidores dedicados a temas específicos. Su función es detectar el tráfico de contenidos clasificados como ilegales. Este programa está disponible solo para autoridades policiales.

Finalmente, Acpo presentó una base de datos basada en plataformas web, que tiene la función de recibir y organizar información recolectada por la entidad mediante BBS Creep. La herramienta facilita la labor de las autoridades al informar si otros organismos realizan investigaciones sobre el mismo caso, o si este ya fue cerrado, para coordinar operaciones internacionales de vigilancia y captura.

Reveal, el único de estos programas disponible para el público, puede descargarse de forma gratuita del sitio www.antichildporn.org/reveal.cfm.

FILE No. 823437
EL TIEMPO clarue@eltiempo.com.co
VIERNES 15 DE MARZO DE 2002 1-16

ECONÓMICAS

02 JUL 22 AM10:53

CIFRA DEL DÍA

183,9 millones de dólares, de títulos TES, fueron canjeados por su equivalente en pesos.

DÓLAR

Tasa representativa del mercado	▲ $ 2.272,27
Casa de cambio (c)	◆ $ 2.145,00
Casa de cambio (v)	▼ $ 2.180,00

CAFÉ COLOMBIANO — Dólares por libra OIC

Hoy	0,70
Ayer	0,70

PETRÓLEO — Dólares por barril

Hoy	24,58
Ayer	24,16

BOLSA DE COLOMBIA — IGBC (Índice General)

Hoy	1.131,88
Ayer	1.117,62

INTERÉS — Efectivo anual

DTF	10,75%
DTF Trimestre anticipado	10,08%
TBS Efectivo anual Bancos a 90 días	n.d.

UVR

HOY	$ 122,8695
MAÑANA	$ 122,9191

MONEDAS

	Pesos por
Euro	$ 2.002,70
Bolívar	$ 2,44
Peso mexicano	$ 253,42

Más crédito educativo

El superávit por 3.272 millones de pesos del Icetex en el 2001, se incorporará al presupuesto de este año para otorgar nuevos créditos educativos. La entidad tiene activos totales por 779.804 millones de pesos constituidos, en su mayor parte, por deudas a largo plazo, mientras los pasivos suman 321.914 millones, representados en fondos de administración y Títulos de Ahorro Educativo (TAE).

Unifican itinerarios

El lunes próximo la integración de las aerolíneas Avianca, Aces y Sam, la podrán sentir los viajeros porque podrá usar cualquiera de los itinerarios de las tres aerolíneas, aunque físicamente podrá utilizar esos tiquetes solamente a partir del 20 mayo, cuando se integran definitivamente los itinerarios. El 21 de abril, los viajeros podrán acumular millas en AviancaPlus y Premium Pass, indistintamente.

Rastreo en Tampa


Tampa
Tampa

Archivo / EL TIEMPO

En su estrategia de modernización e internacionalización la aerolínea Tampa decidió implantar el servicio *track and trace*, con el cual sus clientes pueden saber, mediante consulta por Internet, dónde está su carga en ese momento, el número del vuelo que la transporta, la hora de la reserva y la de entrega en su destino. En 15 días de servicio, ha tenido 166 consultas diarias.

FINANCIACIÓN / SE BUSCAN $800 MIL MILLONES PARA LUCHA CONTRA EL TERRORISMO

Salario para la guerra

Voluntaria u obligatoriamente, todos los colombianos tendrán que aportar para defender la democracia, dijo el ministro de Hacienda.

JORGE CORREA
Enviado especial

SANTA MARTA

Todos los colombianos aportarán un día de su salario, alrededor de 800.000 millones de pesos, para fortalecer la lucha de las Fuerzas Militares contra el terrorismo y demás acciones de la guerrilla.

El anuncio lo hizo ayer el ministro de Hacienda, Juan Manuel Santos, al intervenir en el VI encuentro de Colombia Compite, que se realiza en esta ciudad, y que, al parecer, tomó por sorpresa al ministro de Defensa y vicepresidente de la República, Gustavo Bell, quien minutos antes instaló el evento.

El aporte será voluntario u obligatorio, señaló Santos, porque lo indiscutible es que las Fuerzas Militares necesitan fortalecerse financieramente para enfrentar los retos que los violentos le han planteado a la democracia.

Previamente, Bell había reclamado sacrificios y esfuerzos de todos los ciudadanos para preservar la democracia y las libertades fundamentales. Además, agregó, como los recursos públicos son limitados, "tendremos que redefinir las prioridades para su asignación. De muy poco serviría diseñar una política de defensa y seguridad nacional, expresó Bell, si ella no va acompañada de su correspondiente y adecuada financiación, "lo que nos remite necesariamente a la discusión sobre el tamaño que ese rubro debe tener en el total del gasto público". A esa petición, Santos respondió que está en camino la contribución voluntaria u obligatoria señalada y, dirigiéndose a la ministra de Comercio Exterior, Angela María Orozco, dijo que dicho aporte debe verse como una inversión y no como un gasto que no debe afectar la competitividad empresarial.



A LA INSTALACIÓN del foro asistieron el ministro de Defensa, Gustavo Bell (izquierda) y la embajadora en Francia, Marta Lucía Ramírez. Mincomex

APOYO DE ANDI

Las primeras reacciones al aporte salarial de los colombianos para financiar la guerra contra la subversión se conocieron ayer mismo en Santa Marta.

El presidente de la Asociación Nacional de Industriales (Andi), Luis Carlos Villegas, reiteró que los empresarios de su sector siempre han acompañado al Gobierno en situaciones difíciles y que prueba de ello son las contribuciones que han pagado, como los bonos de paz. Por ello, dijo que en aras de defender la democracia están dispuestos a hacer los esfuerzos que sean necesarios.

SALARIOS

Ahora, Registro Único

El Gobierno lanzó el Registro Único Empresarial (RUE), con el cual las tarifas de registros públicos se ajustan al volumen de activo, y el trámite para impugnar la calificación y clasificación de los proponentes será en una sola audiencia. La Superintendencia de Industria y Comercio exigió a las Cámaras de Comercio implementar el Sistema Único de Registro Mercantil y de Proponentes.

Capitalizarán a Granahorrar

A pedido de la Superintendencia Bancaria, el Fondo de Garantías de Instituciones Financieras (Fogafín) capitalizará al banco Granahorrar. El monto exacto se definirá el próximo miércoles, en la asamblea anual, aunque se estima que sea de 100 mil millones de pesos, mediante emisión de acciones. Frente a un mínimo índice de solvencia del 9 por ciento, Granahorrar tuvo, a 31 de diciembre, 16,25 por ciento.

Relevo en Fedelonjas



El consejo directivo de la Federación de Lonjas de Propiedad Raíz (Fedelonjas) designó a Sergio Mutis Caballero (en la foto) en reemplazo de Jorge Mario Arbeláez, quien regresa a dirigir la lonja de Medellín. Mutis es presidente de la lonja de Bogotá y del Comité Intergremial del centro del país.

Leona con espumosa utilidad

Cervecería Leona obtuvo en el año 2001 utilidades por 95.807 millones de pesos, contra una pérdida de 60.702 millones en el 2000. La empresa informó que las ventas fueron de 410.661 millones de pesos, con un aumento de 121 por ciento. Este año, la cervecería espera invertir cerca de 7 mil millones de pesos en el acondicionamiento de equipos y modernización en el área de tecnología informática.

SALARIOS

Aumentos en sector público

En 6 por ciento promedio, meta de inflación para este año, será el reajuste retroactivo al primero de enero del salario de cerca de 800.000 empleados públicos.

El Gobierno estableció un salario promedio de 800.000 pesos en el sector público, cuantía que será el punto de referencia para aplicar el aumento, que se oficializará la próxima semana.

Los servidores públicos que devenguen entre 309.000 pesos, actual salario mínimo, y 800.000 pesos, ganarán el 6 por ciento más.

Para los que ganen más de los 800.000 pesos señalados, se les aplicará una tabla de ajuste, cuyo criterio es que quienes perciban mayores ingresos tendrán un incremento salarial menor. Se busca que el alza no desborde el ajuste contemplado en el presupuesto del gobierno central para este año.

| EL TIEMPO |

THE WALL STREET JOURNAL AMERICAS.®

EL TIEMPO Y GRUPOS DIARIOS DE AMÉRICA *Una publicación de* DOW JONES http://interactivo.wsj.com VIERNES 15 DE 2001 DE MARZO DE 2002

What's News—®

LOS MIEMBROS de la OPEP planean una reunión en junio con el propósito de discutir un aumento de la producción mundial de crudo. En las últimas semanas los inventarios se han reducido y la demanda ha aumentado, lo que ha generado inquietud en los mercados. *(Más sobre petróleo en esta página).*

* * *

GlaxoSmithKline sufrió un revés tras la decisión de un tribunal en EE.UU. de declarar inválidas varias patentes de su popular antibiótico Augmentin. Las ventas del medicamento alcanzaron los 1.400 millones de libras esterlinas en 2001 (US$1.982 millones).

* * *

El gobierno de Argentina emitió un decreto ejecutivo que pesifica cerca de US$50.000 millones en préstamos garantizados que la nación canjeó por bonos en diciembre pasado. La medida, que causó descontento entre los fondos privados de pensiones, es un paso para desbloquear US$10.000 millones en préstamos del FMI.

* * *

Los fondos de pensión que agrupan a los maestros públicos de California y a los empleados públicos de Ohio, fuertes inversionistas institucionales en Hewlett-Packard y Compaq, dijeron que se opondrán a la fusión de las dos compañías. Asimismo, la William and Flora Hewlett Foundation confirmó que rechazará el acuerdo.

* * *

General Electric está considerando la escisión de una de sus unidades de seguros. La decisión podría implicar una salida a bolsa que valoraría a la México por US$200 millones. Con esta decisión, las inversiones del grupo holandés alcanzan los US$2.500 millones en el mercado mexicano.

* * *

El volumen de ventas al por menor en Brasil cayó un 1,21% en enero, el tercer descenso mensual consecutivo, pese a que la actividad económica se está recuperando gradualmente después de una severa desaceleración sufrida el año pasado, de acuerdo con el Instituto Brasileño de Geografía y Estadísticas.

* * *

Wal-Mart Stores compró el 6,1% de Seiyu, cadena minorista asiática, por US$46 millones. La estadounidense anunció que su inversión en la japonesa podría llegar hasta US$2.000 millones.

* * *

KPN, holandesa de telecomunicaciones, anunció que asumirá un cargo por fondo de comercio de US$10.855 millones relacionado a E-Plus, la unidad de telefonía celular alemana que compró en 1999.

* * *

Boeing Capital, filial de leasing de Boeing, realizará una modificación en sus libros que implicará agregar activos y pasivos por cerca de US$1.200 millones para ajustarse a nuevas reglas contables.

* * *

Oracle advirtió que sus resultados del tercer trimestre fiscal estarán ligeramente por debajo de las estimaciones de Wall Street, una señal negativa acerca de la fortaleza de la recuperación en el sector tecno-

La acusación criminal de Washington reduce las opciones de Arthur Andersen

KEN BROWN, MITCHELL PACELLE, CASSELL BRYAN-LOW, JONATHAN WEIL, ROBERT FRANK Y SUSANNE CRAIG
Redactores de The Wall Street Journal

En los 212 años de historia de los mercados financieros de Estados Unidos, ninguna compañía financiera importante ha logrado sobrevivir una acusación criminal. Pero ahora le toca a Arthur Andersen definir si cambiará la historia o pasará a ser parte de ésta.

Ayer, fiscales criminales acusaron a la quinta mayor firma contable de EE.UU. del delito de obstrucción a la justicia.

En una formulación de cargos, un gran jurado en Houston denunció que por un período de un mes, entre octubre y noviembre del año pasado, "Andersen, de forma intencional y corrupta persuadió a empleados para que alteraran, destruyeran, mutilaran y ocultaran" documentos.

Los abogados de Andersen dijeron al Departamento de Justicia de EE.UU. que los cargos criminales equivalían a imponer la "pena de muerte" a la compañía.

Andersen, que dijo que se declarará no culpable, acusó al Departamento de Justicia de "un flagrante abuso de poder gubernamental".

La caída en desgracia de Andersen se ha producido tan rápido como la de su ex cliente cuyos problemas la arrastraron.

Después de que Enron Corp. solicitó la protección de las leyes por bancarrota en diciembre pasado, los acreedores de la firma de energía se concentraron en lo que Andersen sabía y desde cuándo lo sabía.

La suerte de Andersen empeoró aún más en enero, cuando se las violaciones fueron realizadas exclusivamente por esa oficina. "No hay evidencia para respaldar una formulación de cargos contra la firma" dijo ayer el vocero de Andersen, Charlie Leonard.

Pero ahora Andersen se está quedando sin muchas alternativas. Sus esfuerzos por vender la totalidad o parte de la firma a una de sus cinco rivales, incluyendo a Deloitte Touche Tohmatsu y Ernst & Young, han fracasado, debido a las dudas acerca de los daños que se deriven de las auditorías de Andersen en Enron.

La última esperanza para una oferta significativa yace en KPMG LLP y BDO Seidman LLP, las quinta y sexta mayores firmas de contabilidad de EE.UU. respectivamente, aunque han indicado que están interesadas en partes, y no en la compañía completa.

Ayer, los ejecutivos de Andersen se quebraban la cabeza tratando de diseñar un plan de supervivencia. Los problemas no son principalmente económicos.

Al tratarse de una compañía de servicios financieros, el golpe más duro será a su reputación, y será difícil que sus clientes quieran mantener a Andersen con su futuro tan incierto.

Hasta ahora, la compañía ha perdido menos de 40 clientes, que representan decenas de millones de dólares en ingresos anuales. La pérdida es "insignificante hoy, pero podría ser muy significativa la próxima semana", dijo Leonard, el vocero de Andersen. Aún antes de la presentación de cargos, Andersen vio esfumarse hasta el 25% de sus ingresos en EE.UU.

Un socio de una de las cinco dido a la firma como su auditor independiente, y nombró a Ernst & Young en su lugar.

Entonces, ¿cuáles son las opciones de Andersen en este momento? Uno de los planes que se están discutiendo contempla la reducción de Andersen a una quinta parte de su tamaño para que se enfoque en clientes pequeños y medianos.

Sin embargo, personas cercanas a la empresa dicen que sería difícil retener a los mejores socios para que trabajen por comisiones más pequeñas.

Otra opción sería que la compañía solicitara la protección de las leyes de bancarrota de EE.UU.

Sin embargo, personas cercanas a las conversaciones dicen que esto sería complicado si, como muchos anticipan, la pérdida gradual de clientes de la actualidad se convierte en un verdadero torrente en el futuro.

Además, una medida de esta naturaleza en una empresa de servicios como Arthur Andersen sería como reconocer que la compañía ha dejado de ser una entidad de la compañía en partes.

Personas cercanas a la firma dicen que los socios de Andersen en España, Alemania, Francia, el Reino Unido y otros países ya se están separando de las directrices globales y han iniciado conversaciones informales por su cuenta.

Además de KPMG, Deloitte también ha expresado su interés en posiblemente adquirir partes de operaciones extranjeras, pero ningún acuerdo parece inminente.

Al final, la mejor esperanza de Andersen sería la adopción de las reformas sugeridas por Paul Volcker la semana pasada. Entre ellas que la firma separe en dos filiales independientes sus negocios de auditoría y consultoría, por ejemplo.

La compañía dice que va a hacer precisamente eso. "Vamos a adoptar las reformas de Volcker y tener los mejores estándares de la práctica profesional", dijo Leonard.

Ayer, algunos trabajadores de Andersen rompieron la tensión con algo de humor.

Un negocio "saludable"

Ingresos, miles de millones de US$


10
8
6
4
2
0
1997
98
99
00
01

Ingresos por región en millones de US$

	2001	2000
América del Norte	4.490	4.010
América Latina	390	390
Europa Occidental	2.870	2.630
Europa Central, Medio Oriente, India y África	390	360
Asia-Pacífico	1.200	1.120
Total	9.340	8.510

Fuente: Arthur Andersen

nueva empresa en cerca de US$8.000 millones.

* * *

El déficit de cuenta corriente de EE.UU. se expandió a US$98.800 millones en el cuarto trimestre de US$98.500 millones en el trimestre previo, dijo el Departamento de Comercio.

Los inventarios empresariales en EE.UU. subieron 0,2% en enero, una señal que sorprendió a los analistas, que esperaban una caída del 0,3%.

* * *

Arcelor, el mayor productor de acero en Europa, advirtió a la Comisión Europea que no es conveniente recurrir a sanciones comerciales como represalia a los aranceles recién anunciados por EE.UU.

* * *

La Comisión Federal de Comunicaciones de EE.UU. eximió a las compañías proveedoras de acceso a Internet por cable de las leyes que las obligarían a abrir su infraestructura a la competencia. La decisión busca estimular la inversión en el sector.

ING confirmó la compra de una participación del 17,5% en el Grupo Financiero Bital de [...] lógico.

* * *

Banamex despidió a 4.079 personas en 2001, un 13,3% más que el número estimado inicialmente por la estadounidense Citigroup, que adquirió al grupo mexicano el año pasado.

* * *

American Express lanzará su primera gran campaña publicitaria corporativa desde 1996 para revigorizar una marca que se vio afectada por el impacto de los ataques terroristas en el negocio de turismo y viajes. Su agencia de 40 años, Ogilvy & Mather, no ideó este proyecto.

CORRECCIÓN Y AMPLIACIÓN

En una breve publicada el 11 de marzo debió decir que Lehman Brothers Holdings continuará cubriendo acciones de compañías latinoamericanas y sirviendo cuentas de la región, principalmente desde Nueva York.

Más información en www.interactivo.wsj.com
Envíe sus comentarios a: americas@wsj.dowjones.com

supo que muchos documentos relacionados con Enron habían sido destruidos en sus oficinas en Houston.

Desde entonces, Andersen ha intentado, sin éxito, persuadir a las autoridades federales de que grandes firmas de auditoría dice que su oficina ha sido contactada en semanas recientes por al menos 50 clientes de Andersen acerca de su deseo por cambiar de auditor. Justo ayer, Valero Energy Corp. anunció que había despedido [...] dad independiente.

Las oficinas fuera de EE.UU. de Andersen pueden todavía cerrar acuerdos por su cuenta. Un plan que está siendo discutido sugiere la disolución de la compañía de holding suiza y la división

Uno de los chistes que circuló fue aquel sobre un empleador potencial que al ver un currículum cortado en distintas partes por una trituradora de papeles seguramente dirá: "Veo que has trabajado para Andersen".

El petróleo latino gana terreno en EE.UU.

THADDEUS HERRICK, EN HOUSTON, MARC LIFSHER, EN CARACAS, Y JEANNE WHALEN, EN MOSCÚ
Redactores de The Wall Street Journal

En Venezuela, las energéticas estadounidenses han invertido miles de millones de dólares en los últimos años para convertir en gasolina y combustible para aviones un crudo casi sólido, que antes no tenía valor. En la provincia de Alberta, en el norte de Canadá, empresas canadienses y de Estados Unidos están obteniendo petróleo de "arenas de alquitrán" similares a la gravilla. Y en Rusia, instalaciones de producción de petróleo de la era soviética han vuelto a la vida después de años de abandono.

El resultado final: EE.UU. y el resto del mundo industrializado están reduciendo silenciosamente su dependencia del petróleo de Medio Oriente. Los productores, que suelen confiar en innovadoras tecnologías de perforación y refinación, están explotando reservas que antes eran inaccesibles o inutilizables en lugares tan distintos como Malaisia y aguas profundas en la costa Atlántica de Brasil.

Toda esta actividad está aumentando los suministros mundiales y disminuyendo la capacidad de Arabia Saudita y sus vecinos del Golfo Pérsico para elevar los precios recortando su producción de manera colectiva.

La dependencia del petróleo del Medio Oriente ha sido durante décadas una preocupación de la diplomacia, de la política de seguridad nacional y de la política doméstica de EE.UU. Tras los atentados del 11 de septiembre y la declaración de guerra al terrorismo —que en gran parte proviene del Medio Oriente— del presidente George W. Bush, el peligro de la interrupción de los suministros del Golfo Pérsico ha aumentado.

El país busca depender menos del Medio Oriente, lo que abre la puerta para exportadores como Venezuela y México.

Pero mientras el miedo a ese riesgo disparó los precios a cerca de US$30 el barril inmediatamente después del 11 de septiembre, pronto volvieron a caer, en gran medida por la proliferación de fuentes de petróleo en los últimos años. Esta semana el barril se está cotizando a alrededor de US$24.

El presidente Bush y otros defensores del aumento en la producción en lugares como el Refugio Ártico Nacional de Vida Silvestre en Alaska invocan como argumento la necesidad de una mayor independencia energética de EE.UU.

A corto plazo, una menor dependencia significa que Bush puede considerar acciones militares limitadas contra Irak sin tener que preocuparse seriamente porque los mercados de petróleo entren en pánico o que los precios de la gasolina en EE.UU. se disparen. También ayuda que la Organización de Países Exportadores de Petróleo (OPEP) tenga alrededor de siete millones de barriles de capacidad adicional rápidamente disponibles, lo que podría compensar cualquier pérdida de petróleo iraquí. Sin embargo, si un ataque estadounidense desembocara en una guerra, esto podría desencadenar en una crisis petrolera.

No hay que olvidar que el Medio Oriente todavía tiene en sus manos dos tercios de las reservas probadas del mundo y la región retendrá una considerable influencia incluso si la producción en otros lugares continúa creciendo.

El año pasado EE.UU. importó 23,5% de su petróleo del Golfo Pérsico, una baja con respecto al 27,8% de 1977. Esta caída es significativa porque EE.UU. está buscando petróleo cada vez más en el extranjero y ha disminuido su dependencia del Medio Oriente. Hoy, 48,6% de las importaciones de EE.UU. provienen de Occidente, comparado con el 34,5% de 1980, según la división de investigación del Departamento de Energía de EE.UU.

Esto abre oportunidades interesantes. El año pasado, Petrobrás, la petrolera estatal brasileña, empezó la producción en la costa atlántica a 2.590 metros de profundidad, una hazaña logística impresionante. Petrobrás y otros exploradores de aguas profundas han reducido costos para ajustar equipos que producen imágenes tridimensionales de reservas ubicadas bajo el fondo del mar. Las imágenes muestran dónde están las reservas de petróleo más promisorias en un yacimiento que se estima podría producir 1.300 millones de barriles.

En Venezuela, tanto la empresa estatal, Petróleos de Venezuela SA, como Conoco, Exxon Mobil, ChevronTexaco Corp. y otros han invertido un total de US$14.000 millones desde 1996 para extraer y mejorar crudo alquitranoso en la ribera del río Orinoco. El petróleo allí todavía es mucho menos accesible que el de Arabia Saudita y por lo tanto es más caro de producir. Pero ejecutivos de la industria estiman que las reservas venezolanas podrían superar las saudítas.

En años anteriores, el crudo pesado en la zona cercana al Orinoco sólo tenía valor marginal como un combustible altamente contaminante para fines térmicos que no se usa en EE.UU. Hoy, el proyecto Orinoco, 200 kilómetros al sur de la costa caribeña, es uno de los más observados.

Lo que está surgiendo en Orinoco es una nueva tecnología de perforación y métodos de refinación que permiten a los productores extraer de manera más eficiente petróleo pesado y convertirlo en crudo de calidad intermedia. Este último puede ser refinado aún más para uso como gasolina, petróleo para calefacción y combustible para aviones en EE.UU. y otros lugares.

Las operaciones en Orinoco ya están produciendo más de 200.000 barriles al día, y se espera que la producción se triplique para 2006. El primer envío de crudo pesado refinado de Venezuela salió a principios de marzo de 2001 con destino a una refinería de Conoco en Lousiana.

Productores dicen que pueden obtener ganancias del crudo pesado de Orinoco mientras los precios se mantengan por sobre los US$12 el barril, lo que suele suceder. Conoco ha discutido duplicar la producción de sus instalaciones en Venezuela. Exxon Mobil mandó su primer envío a Chalmette, Louisiana en agosto pasado. Se espera que la francesa TotalFinaElf SA y la Noruega Statoil ASA empiecen su producción en Venezuela durante el segundo trimestre.

¿Llegó la hora de que la Fed cambie de táctica?

GREG IP
Redactor de The Wall Street Journal

WASHINGTON — Con la recuperación económica en marcha, los funcionarios de la Reserva Federal (Fed) de Estados Unidos están tratando de determinar cuándo revertir los dramáticos recortes a las tasas de interés del año pasado.

Es muy probable que cuando los funcionarios se reúnan el martes, decidan mantener las tasas en sus niveles actuales, los más bajos de los últimos 40 años. De todos modos, la reunión podría ser el momento decisivo para la política monetaria de EE.UU. en más de un año, si los responsables de la Fed preparan el terreno para el eventual cambio hacia un incremento de las tasas.

Resulta muy probable que hagan eso declarando que los riesgos para la economía están entre la debilidad económica y la inflación. Durante el último año han estado diciendo que los peligros están más inclinados hacia la debilidad.

Sin embargo, para algunos funcionarios de la Fed la próxima semana podría ser todavía demasiado pronto para iniciar el giro hacia mayores tasas de interés. "Queremos estar convencidos de que la recuperación es sostenible", afirmó la semana pasada el gobernador de la Reserva Federal de Filadelfia, Anthony Santomero. Es probable que eso suceda "alrededor del próximo trimestre", dijo.

Si ese cambio no tiene lugar la próxima semana, es probable que no tarde mucho debido a la rapidez en los cambios económicos. En enero, los responsables de la Fed creyeron que la economía crecería entre un 2,5% y un 3% este año, lo que supone la mitad del ritmo normal de recuperación.

"Los datos desde entonces sugieren que ese rango podría ser conservador", afirmó el gobernador de la Reserva Federal de San Francisco, Robert Parry, la semana pasada. Alan Greenspan, el presidente de la Fed, tuvo la misma impresión. El 27 de febrero afirmó ante la Cámara de Representantes que la crisis económica "estaba llegando a su fin".

A pesar de eso, Greenspan y el resto de los responsables de la política monetaria todavía ven riesgos sobre la economía, como la débil inversión empresarial y la ausencia de una demanda contenida por parte de los consumidores. A favor de la contención de las tasas de interés también está el positivo panorama inflacionario. El desempleo sigue en el 5,5% y los funcionarios de la Fed afirman que estaba en el 4% hace unos años sin un visible repunte inflacionario.

Pero existen motivos para subir las tasas que serán cada vez más urgentes. Uno es que la Fed quiere ser previsora. Al rebajar las tasas 11 veces el año pasado, desde el 6,5% al 1,75% la Fed consiguió aplacar la recesión, la más leve en el período posterior a la Segunda Guerra Mundial. Al haber experimentado el éxito en ese sentido querrán hacer lo mismo en la dirección contraria.

Pros y contras

Factores que favorecen tasas estables:

- Aún hay riesgos para la recuperación (petróleo, ganancias, desempeño bonos)
- Abundante capacidad ociosa
- Inflación permanecerá baja
- Sólido crecimiento de la productividad

Factores que favorecen un aumento:

- Tras la recesión, disminuyen los riesgos
- Actual tasa de 1,75% es muy estimulante
- Largo camino a la tasa neutral de 4% y +
- A la Fed le gusta ser preventiva

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

9,4 billones de pesos, el ahorro depositado en las cuentas de la banca hipotecaria.

DÓLAR		CAFÉ COLOMBIANO		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS	
Tasa representativa del mercado	▲ $ 2.282,25	Dólares por libra OIC		Dólares por barril		IGBC (Índice General)		Efectivo anual				Pesos por
Casa de cambio (c)	▼ $ 2.140,00	Hoy	0,70	Hoy	25,13	Hoy	1.107,46	DTF	10,62%	HOY $ 123,0682	Euro	$ 2.009,67
Casa de cambio (v)	▼ $ 2.170,00	Ayer	0,71	Ayer	24,51	Ayer	1.115,20	DTF Trimestre anticipado	9,97%	MAÑANA $ 123,1179	Bolívar	$ 2,45
								TBS Efectivo anual Bancos a 90 días	n.d.		Peso mexicano	$ 254,59

Gobierno recibirá $ 1,2 billones

A más tardar el 26 de marzo próximo le entrarán millonarios recursos al Gobierno. Se trata de las utilidades del Banco de la República durante el 2001, que ascendieron a 1,2 billones de pesos, producto en buena parte de la rentabilidad de las reservas internacionales. Estos recursos ingresarán al presupuesto de la Nación para el pago de obligaciones de toda índole.

Los candidatos en PORTAFOLIO

El diario PORTAFOLIO inicia hoy una serie con los candidatos Horacio Serpa, Álvaro Uribe, Noemí Sanín, Luis Garzón y la campaña de Ingrid Betancur sobre la coyuntura nacional. Responden sobre política de paz, corrupción y reformas política y al Estado. Mañana presentarán sus propuestas para combatir el desempleo, la pobreza, la informalidad y sobre las reformas pensional y laboral. Después analizarán la política económica, el desarrollo industrial y agrícola y las relaciones internacionales.

Suben reservas internacionales

Reservas internacionales
Millones de dólares

Mar/01	9.269
Dic/01	10.004
Feb/02	10.162
Mar/02	10.424

Fuente: Anif.

Un incremento cercano a los 300 millones de dólares registraron las reservas internacionales de Colombia en un mes, al pasar de 10.162 millones de dólares a 10.424 millones. El Banco de la República ha mantenido una posición holgada en cumplimiento de los acuerdos con el FMI. Para abril se tiene previsto una subasta de opciones por 100 millones de dólares que elevará más las reservas.

Crecen ganancias en Fiducafé

La Fiduciaria Cafetera Fiducafé reportó utilidades por 9.106 millones de pesos, con un aumento de 74 por ciento respecto al año 2000, mientras los activos llegaron a 2,03 billones de pesos, cifras que le

INTERCONEXIÓN / NO SE DESCARTA QUE OCURRAN NUEVOS APAGONES

Energía, en alerta amarilla

Los expertos consideran que como el sistema ha sido afectado por los ataques guerrilleros, cualquier oscilación o falla técnica neurálgica, puede tener efectos sobre la futura prestación del servicio.

MEDELLÍN Y BOGOTÁ



UNA NUEVA FALLA neurálgica podría desatar un nuevo apagón debido a las dificultades para mover la energía por los atentados.

Felipe Caicedo / EL TIEMPO

Aunque la emergencia energética del sábado pasado, que dejó a oscuras a 18 departamentos, quedó completamente superada, los temores de que ocurran nuevos apagones continúan latentes.

Un sondeo realizado entre agentes de la cadena de generación, transmisión y distribución de energía concluyó que el sistema está operando en condiciones de alerta amarilla y que de continuar los ataques de la guerrilla contra las torres y la infraestructura, lo más probable es que a partir de una falla técnica, como el daño de un transformador, se registren nuevos apagones.

"El sistema está un poco débil y puede tener más probabili-

menores, por efectos de los atentados. Sin embargo destacó que el sistema reaccionó rápidamente para regresar la luz a los hogares y que en menos de una hora los circuitos volvieron a encenderse en ciudades principales como Bogotá.

Los sectores más frágiles

La funcionaria explicó que la interconexión es como un sistema vial compuesto por muchas carreteras por las que se transporta energía de un lado para otro en varios niveles y dijo que muchas de esas carreteras están averiadas por el derribo de torres.

No obstante, resaltó que la emergencia sirvió para determinar que Antioquia es una de las zonas fuertes y que los sectores más frágiles del sistema se encuentran en el sur del país. Señaló que las zonas más vulnerables son las que cuentan con menos circuitos y que están alejadas de los grandes

permitieron consolidarse como la segunda fiduciaria del país. Los activos ascendieron a 54.555 millones de pesos y el patrimonio a 51.448 millones de pesos.

Caen dólares ilegales

La Dian y la Policía Fiscal retuvieron 186.250 dólares que iban a entrar de manera ilegal al país. El primer operativo se hizo en el aeropuerto Alfonso Bonilla (Cali) donde le hallaron a un colombiano procedente de Estados Unidos 100.000 dólares en una tula. El segundo operativo fue en el Aeropuerto Eldorado de Bogotá cuando un viajero procedente de Madrid pretendía ingresar 86.250 dólares.

Mejoran cifras del agro


Archivo / EL TIEMPO

El Ministro de Agricultura, Rodrigo Villalba, aspira a que el final del actual gobierno se haya recuperado más del 50 por ciento del millón de hectáreas que salieron de producción en la década pasada. Según sus cálculos en los últimos tres años más de 320.000 mil hectáreas volvieron a ser cultivadas, hecho que se sumaría a la posibilidad de aumentar en otras 201.000 hectáreas el área sembrada durante el presente año. Por eso se estima que al terminar este gobierno la producción agrícola se incremente en más de 4 millones de toneladas.

Ganancias en AV Villas

El banco AV Villas reportó ganancias acumuladas por 1.555 millones de pesos al cierre del mes de febrero, lo que representó un incremento del 44 por ciento con respecto al primer bimestre del año anterior. La entidad también anunció una reducción de su cartera en 20.500 millones de pesos durante el 2001. Entretanto, los indicadores de protección de préstamos se elevaron a 39,38 por ciento, mientras que el índice de solvencia fue del 13,87 por ciento.

dad de ocasional una falla más grande", dijo Abraham Korman, presidente de la Asociación Colombiana de Distribuidores de Energía (Asocodis).

Según Luis Augusto Yepes, director de la Comisión Nacional de Energía de la Asociación Colombiana de Ingenieros Eléctricos, Mecánicos y Afines (Aciem), un incidente de esta naturaleza puede ocurrir en la medida en que los corredores y circuitos para transportar la energía sean

La ministra de Minas y Energía, Luisa Fernanda Lafaurie, dijo ayer que no se puede trabajar sobre la hipótesis de una nueva emergencia como la presentada este fin de semana, pero que es innegable que el sistema de interconexión eléctrica está debilitado y nadie puede decir que no vayan a ocurrir más atentados.

del sistema se encuentran en el sur del país.

"Esto hace que disminuya la flexibilidad con que cuenta el sistema para resolver emergencias como las que se presentaron en la noche del sábado y la madrugada del domingo, cuando sucesivos problemas técnicos en un equipo de la subestación de Chivor afectaron el suministro de energía", afirmó Lafaurie.

centros de consumo.

Balance de ISA

Lafaurie hizo estas precisiones luego de la asamblea anual de socios de ISA, que se realizó ayer en Medellín, donde destacó que la empresa obtuvo utilidades netas por 101.109 millones de pesos en el 2001, superiores en un 36 por ciento a las obtenidas en el 2000.

ISA afrontó 254 voladuras de torres

VENEZUELA

'Perspectiva es negativa'

La agencia de calificación financiera Standard and Poor's mantuvo la perspectiva negativa sobre Venezuela por que seguía sufriendo la debilidad de las instituciones y la concentración del poder político.

La firma indicó que la economía venezolana es también demasiado dependiente de los ingresos del petróleo, cuyas fluctuaciones provocan sacudidas. Estima que una política presupuestaria más estricta es necesaria para estabilizar la tasa de cambio, hacer bajar las tasas de interés y promover la inversión.

La perspectiva se mantiene negativa debido a las incertidumbres políticas que pesan sobre Venezuela y "la incapacidad del gobierno de reunir el apoyo popular necesario para reformas importantes", señaló.

La moda nos tocó a todos.


Todo lo que toca lo convierte en moda

Fueron 5 días...

Desfilamos con más de 120 marcas y 380 modelos.

Nos vestimos con ropa de 94 diseñadores y 25 nuevos creadores.

Nos enamoramos en el pabellón 6, con el universo de las novias.

Aprendimos en los seminarios y conferencias.
Nos abrieron las Puertas en Galerías Lafayette de París y en Miami.

Nos enrumbamos en las diferentes fiestas y eventos.

Fuimos gestores de negocios para nuestros expositores y pusimos de moda a nuestra capital.

BOGOTÁ FASHION tocó a Colombia.


Gracias por hacernos parte de sus vidas.
Todo lo que toca lo convierte en moda...
Organizan:
FENALCO
Programar
MEDIASHOW
Este sueño fue posible, GRACIAS al apoyo de nuestros patrocinadores:
Carulla Calidad Que No Te Cuesta Más!
Schwarzkopf
Kotex
LYCRA www.lycra.com
MasterCard TARJETA OFICIAL
Con el apoyo de:
CAMARA DE COMERCIO DE BOGOTÁ
Por nuestra sociedad
EL TIEMPO
Avianca
Revista Semana INDISPENSABLE LEERLA
Jolie de VOGUE
NECTAR
Lyne
Belleza y Salud Corferias, Julio 2-7 2002
TV Cable
PROEXPORT COLOMBIA
INTER-CONTINENTAL
POND'S
AIR FRANCE
PEUGEOT
DEPRISA
CAFÉ NEW COLONY SIN CAFEÍNA
Avantel
BOGOTA FASHION 2002

FILE No. 823437 JUL 22

ECONÓMICAS

CIFRA DEL DÍA
10 por ciento más de quejas pusieron en febrero los usuarios del sistema financiero.

DÓLAR

Tasa representativa del mercado	$ 2.274,53
Casa de cambio (c)	$ 2.140,00
Casa de cambio (v)	$ 2.170,00

CAFÉ COLOMBIANO — Dólares por libra OIC

Hoy	0,67
Ayer	0,70

PETRÓLEO — Dólares por barril

Hoy	24,88
Ayer	25,13

BOLSA DE COLOMBIA — IGBC (Índice General)

Hoy	1.096,20
Ayer	1.107,46

INTERÉS — Efectivo anual

DTF	10,62%
DTF Trimestre anticipado	9,97%
TBS Efectivo anual Bancos a 90 días	10,60%

UVR

HOY	$ 123,1179
MAÑANA	$ 123,1676

MONEDAS — Pesos por

Euro	$ 2.014,34
Bolívar	$ 2,45
Peso mexicano	$ 255,00

Sindicalistas, por la paz

Todos los sectores del país, incluidos los actores armados, integrarían la 'Mesa Nacional contra la Guerra', propuesta ayer por la CGTD. La idea es que recoja fondos para la paz, los cuales saldrían del 3 por mil, el 10 por ciento del IVA, el 10 por ciento del salario de quienes ganen más de 20 salarios mínimos, del 5 por ciento de los que reciben entre 10 y 19 salarios y del 2 por ciento de aquellos que estén entre 5 y 9 salarios. Además, de un 1 por ciento del presupuesto nacional y del 1 por ciento de las utilidades de las empresas.

Créditos de feria


Archivo / EL TIEMPO

Hasta 15.000 millones de pesos o su valor equivalente en dólares, financiará el Banco del Comercio Exterior de Colombia S.A., Bancóldex, a las empresas exportadoras directas o indirectas, así como a importadores de materias primas y bienes de capital que participen en la XXIV Feria Internacional de Bogotá del primero al 5 de octubre. La vigencia del programa para compradores será a partir de la fecha y hasta seis meses después del fin de la feria. Para los expositores a partir de la fecha y hasta el 5 de octubre de 2002.

Emisión récord

POLÉMICA / CHOQUE DE COMISIONADOS POR TARIFAS DE ENERGÍA LLEGÓ A LA CASA DE NARIÑO

'Corto circuito' en la Creg

El presidente Andrés Pastrana intervino para poner orden en la comisión. Tres de los ocho integrantes de esta entidad alertaron sobre los efectos del aumento de tarifas.

JUAN GUILLERMO LONDOÑO M.
Redactor de EL TIEMPO

La Comisión de Regulación de Energía y Gas (Creg), máxima autoridad de estos sectores, está en una especie de 'corto circuito' por cuenta de un controvertido aumento en las tarifas de energía.

EL TIEMPO conoció el texto de una carta en la que tres de sus integrantes, Sandra Fonseca, Ana María Briceño y Jaime Blandón, alertan al propio presidente Andrés Pastrana de los efectos que tendría una fórmula propuesta por "otros miembros" de la comisión.

Entre los otros miembros del organismo, están la ministra de Minas, Luisa Fernanda Lafaurie, el director ejecutivo David Reinstein, el experto Ricardo Ramírez y representantes de Planeación y Ministerio de Hacienda.


EL PRESIDENTE Andrés Pastrana y la ministra Luisa Fernanda Lafaurie capotean el temporal desatado en la Creg. Ancol

caso, el documento de los expertos, es una prueba más del agrietamiento que existe en la entidad, que discute la nueva fórmula tarifaria de energía eléctrica para los próximos 5 años, que debe regir a partir del 2003.

El problema radica en que hay una

Los sobrecostos para los usuarios ascenderían a $537 mil millones.

to, para otros miembros del organismo debería ser del 19 por ciento.

Los firmantes, que son nombrados por el Presidente para estos temas, pidieron su atención directa "debido a que infortunadamente no hemos podido llegar a un entendimiento con otros

por ciento real para los próximos cinco años "y que en algunos casos podría llegar incluso al 70 por ciento".

Sin embargo, analistas del sector consultados indicaron que esa cifra es desproporcionada ya que ni siquiera sumando los ingresos operacionales anuales de todas las empresas del sector se lograría alcanzar un monto de esa naturaleza.

La respuesta de Pastrana

En su carta de respuesta, Pastrana les recordó a los comisionados que las políticas relacionadas con la prestación del servicio están en cabeza de su ministro de Minas y que las comisiones, al estar adscritas a los ministerios, están subordinadas a las orientaciones del correspondiente titular de la cartera.

"El periodo fijo de los comisionados no puede implicar, ni más faltaba, una falta de responsabilidad de los mismos frente al gobierno del cual hacen parte ni frente a la sociedad en general. Su deber es poner en práctica las políticas y orientaciones fijadas por el gobierno atendiendo siempre el interés general y asumiendo la responsabilidad por sus decisiones", indicó el

La Corporación Andina de Fomento (CAF) efectuó una emisión récord de bonos, al colocar en el mercado americano 350 millones de dólares a diez años plazo. Esta operación, la más grande realizada por la CAF desde que inició su programa de emisiones internacionales en 1993, fue liderada por Credit Suisse First Boston, participando como colíderes Goldman Sachs, Lehman Brothers y Merrill Lynch.

Recursos para Celcaribe

La empresa Celcaribe realizará este año nuevas inversiones para la expansión de sus servicios con una capitalización de 41,4 millones de dólares provenientes del grupo empresarial liderado por Millicom International Cellular. El año pasado se realizó una capitalización por 49,2 millones de dólares. Alrededor de 12 millones se invertirán en la ampliación de la red celular.

Juicio fiscal por Banestado



La Contraloría General de la República encontró mérito para responsabilizar fiscalmente al ex presidente del Banco del Estado, Henry Ávila Herrera (en la foto), por el otorgamiento irregular de un crédito por 200 millones de pesos al ex gerente de Fedecacao, Miguel Uribe Londoño, y por autorizar el cambio de garantías de un cupo de endeudamiento por 2.000 millones concedido a la firma Altta Foods. Ávila deberá responder patrimonialmente por 4.009 millones de pesos.

Planes de ISA

Interconexión Eléctrica S.A. participará este año en las convocatorias de la Unidad de Planeación Minero Energética (Upme) para la expansión del sistema de transmisión nacional que comprenden la ejecución de líneas, subestaciones y obras asociadas con una longitud de 1.000 kilómetros y una inversión del orden de 450 millones de dólares. ISA es el dueño del 70 por ciento de las redes de transmisión de energía.

Red de 1.140 canales para UPS

Unitek Colombia, filial de Unitek America Company, empresa norteamericana fabricante de sistemas de protección eléctrica (UPS) firmó una alianza de distribución con Sed International, corporación norteamericana para la colocación de productos de computación y comunicaciones en Estados Unidos, América Latina y el Caribe. Con esta alianza se consolida para las UPS Unitek en el país, una red comercial de 1.140 canales de distribución y la cobertura de 45 ciudades.

La carta, con fecha del 4 de marzo de este año, provocó una enérgica reacción del presidente Andrés Pastrana quien les recordó a los comisionados que deben seguir las orientaciones de los ministerios, en este caso el de Minas y Energía. En todo amplia diferencia sobre la rentabilidad que se les debe reconocer a las empresas distribuidoras de energía, que se encuentran en una situación crítica. Mientras que para los comisionados firmantes ésta no debe ser superior al 16 por ciento miembros de la comisión.

Según los tres expertos, la diferencia entre las dos propuestas puede significarle un sobrecosto a los usuarios finales de 537 mil millones de pesos anuales por un incremento de tarifas promedio del 48 primer mandatario.

Pastrana les pidió a los expertos que el tema de la definición de la nueva fórmula tarifaria sea debatido en la comisión "con la seriedad, responsabilidad y compromiso que merece".

CONFECÁMARAS / EN 2001, MÁS COMPAÑÍAS PERO MENOS CAPITAL

30.098 nuevas empresas

"No estamos cantando victoria, pero estamos bien", afirmó ayer el presidente de Confecámaras, Eugenio Marulanda, tras revelar que el año pasado fueron creadas 30.098 empresas con un capital de 844.411 millones de pesos.

Marulanda añadió que a pesar de condiciones "mediocres" como el desempleo del 17 por ciento, hay indicadores que confirman para este año un crecimiento de la economía.

El monto del capital con el que fueron constituidas las empresas es, sin embargo, inferior en 555.429 millones de pesos al registrado en el año 2000, cuando apenas se constituyeron 26.067 empresas. Esta reducción fue particularmente notable en Bogotá, donde la caída de capital fue de 573 mil millones de pesos.

El presidente de Confecámaras (Confederación Colombiana de Cámaras de Comercio) precisó, además, que los sectores donde la constitución de empresas atrajeron el año pasado más capital, fueron los de servicios: seguros y finanzas, 310,4 mil millones de pesos; y comercio, hoteles y restaurantes, 189,9 mil millones.

En cuanto a empresas disueltas, Marulanda precisó que se reportaron 6.889 casos, con un capital involucrado de 618.043 millones de pesos, suma que es inferior a la registrada en el año 2000, cuando las disoluciones llegaron a 900.386 millones de pesos.

También fue en los sectores de servicios en los que se presentaron las mayores reducciones de capital. En comercio, hoteles y restaurantes, por 110 mil millones de pesos, y en seguros y finanzas por 287,4 mil millones de pesos.

Al comparar el número de empresas creadas con las disueltas, el crecimiento neto fue de 23.209, mientras que los capitales de las constituidas sumaron 844,4 mil millones de pesos y los de las disueltas 618 mil millones.

Marulanda también invitó a los grupos económicos e inversionistas nacionales a mantener sus capitales en el país, y consideró que antes de hablar de "impuestos para la guerra o para la paz", la Dirección de Impuestos y Aduanas Nacionales (Dian) debe ser más activa, incorporar a la tributación a los informales y fortalecer la base gravable y las políticas anti-evasión.



EUGENIO MARULANDA, presidente de Confecámaras.

| EL TIEMPO |

THE WALL STREET JOURNAL AMERICAS®

1-12 MIÉRCOLES 20 MARZO DE 2002 http://interactivo.wsj.com Una publicación de DOWJONES EL TIEMPO Y GRUPOS DIARIOS DE AMÉRICA

What's News—®

EL DÉFICIT comercial de EE.UU. aumentó un 15,4% en enero, a US$28.520 millones, frente a los US$24.710 millones en diciembre. Las importaciones aumentaron un 3,6% en el período. El déficit comercial con México aumentó en US$270 millones a US$2.270 millones frente al mes anterior.

* * *

El gobierno argentino inició el proceso de renegociación de contratos con empresas privatizadas, entre ellas Telecom Argentina, las eléctricas Edesur y Edenur, y la unidad local de Telefónica. Las empresas tienen 10 días para presentar información sobre el impacto de la crisis.

* * *

Delta Air Lines espera pérdidas de entre US$350 millones y US$380 millones en el primer trimestre, debido a la caída de la demanda.

* * *

General Motors espera reducir sus gastos en US$1.300 millones este año, a través del alza en la productividad y la reducción de horas extra no programadas. La compañía ha reducido el número de empleados en 1.800 este año y espera que otros 1.800 más acepten el retiro voluntario.

* * *

Procter & Gamble incrementó sus proyecciones de ganancias para el actual trimestre. La fabricante de artículos de consumo espera que sus ganancias, excluyendo cargos, sean de dos dígitos, gracias a las sólidas ventas y al recorte de gastos.

* * *

El gobierno de Ecuador pospuso por dos semanas la subas-

La Organización Mundial de la Salud anunciará hoy una lista de 40 medicamentos que considera más eficaces para tratar el sida. La organización incluirá medicamentos patentados y genéricos, lo cual dará legitimidad a estos últimos, haciendo caso omiso a los derechos de propiedad intelectual.

* * *

Financial Executives International, grupo profesional que incluye altos ejecutivos de Cisco Systems, General Electric, General Motors y Microsoft planea presentar hoy ante un comité del Congreso sus recomendaciones para mejorar la transparencia de las prácticas contables.

* * *

Goldman Sachs reportó US$524 millones en ganancias netas en su primer trimestre fiscal lo que supone un 32% menos que en el mismo período del año anterior.

* * *

Companhia Vale do Rio Doce empezará a cotizar sus acciones comunes la próxima semana en el Latibex, mercado para acciones latinoamericanas de Madrid. Las acciones preferentes de la compañía, que ya se negocian en el Latibex, han subido un 15,2% desde comienzos de año.

* * *

BMW confía en poder estimular sus ingresos y ganancias en 2002 más allá de los niveles récord de 2001, año en que vendió 905.653 millones de automóviles.

* * *

Perú venderá una participación del 9,3% de la Empresa de Distribución de Energía Eléctri-

Tras una votación cerrada, los partidarios de H-P-Compaq cantan victoria

Walter Hewlett, uno de los opositores, se niega a tirar la toalla.

Hewlett-Packard Co. aseguró haber logrado una cerrada victoria en su lucha por la aprobación de los accionistas de la compra de Compaq Computer Corp. por US$21.400 millones.

Pero el margen fue tan estrecho que el miembro disidente de la junta directiva, Walter Hewlett, quien lideró la campaña contra la fusión, dijo que los resultados son demasiado reñidos para declarar un ganador y rehusó reconocer la derrota hasta que los votos de los 900.000 accionistas de H-P sean contabilizados oficialmente, lo que podría demorar hasta siete semanas.

En un día extraordinario destinado a concluir una batalla sin precedentes sobre la fusión de dos titanes de la industria de la computación, una persona cercana a Hewlett dijo que el margen de victoria preliminar de H-P es inferior al 1% de los votos, unas 20 millones de acciones. Una vocera de H-P dijo que el margen no era tan estrecho.

En breves comentarios fuera del lugar de reunión de los accionistas en Cupertino, California, Fiorina no quiso ofrecer totales de la votación, pero dijo que H-P había ganado con un "margen estrecho pero suficiente".

La declaración de victoria de H-P se basó en un conteo preliminar en la mañana de ayer de las tarjetas de votación oficiales que habían sido enviadas a las dos firmas representantes de los accionistas. Pero como los inversionistas tenían hasta mediados de la mañana para cambiar de parecer, alguna sombra de duda permanecerá hasta que concluya el conteo final.

La ratificación del acuerdo por parte de los accionistas sería una gran victoria para Fiorina, quien efectivamente puso en juego su cargo. La ejecutiva, una estrella de marketing contratada hace tres años para revivir H-P, nadó contra la corriente cortejando incansable y personalmente a los accionistas. Su lema: H-P necesita añadir escala y recortar costos para competir

Puntos suspensivos

Precio de las acciones de Hewlett-Packard y Compaq en intervalos de un minuto, ayer, en US$


20,5
20,0
19,5
19,0
18,5
18,0
11,5
11,0
10,5
10,0
9,5
9,0
Compaq (eje derecho)
H-P (eje izquierdo)
Directorio de H-P anuncia que cree que los accionistas aprobaron la fusión
9:30 10 11 12 p.m. 1 2 3 4

Fuente: WSJ Market Data Group

en una industria que se consolida rápidamente.

Una victoria despejaría el camino para la mayor fusión de alta tecnología de la historia, creando un coloso de US$80.000 millones al año que espera ganar una participación más grande de los presupuestos tecnológicos de las empresas y revertir las pérdidas en el feroz negocio de las computadoras personales.

Pero el triunfo también le presentaría a Fiorina un nuevo conjunto de retos. Entre ellos: unir una compañía dividida, tranquilizar a los nerviosos empleados y aplacar a los impacientes accionistas.

Los inversionistas han estado apostado en contra del acuerdo desde que se anunció en septiembre. Ayer, las acciones de H-P subieron y las de Compaq cayeron al inicio de las operaciones, aparentemente bajo la idea de que el acuerdo sería derrotado. Pero esos movimientos se revirtieron después de que H-P declaró la victoria y los inversionistas actuaron para cerrar la brecha entre el precio de la acción de Compaq y lo que esas acciones valdrían de completarse el acuerdo. Al cierre de la Bolsa de Valores de Nueva York, los títulos de H-P cayeron un 2,3% a US$18,80 y los de Compaq subieron un 2,3% a US$11,14.

Hay evidencia de que Fiorina comprende las profundas fisuras dentro de H-P. En un gesto conciliatorio con las familias Hewlett y Packard, que se opusieron al

pre estará orgullosa de llevar sus nombres".

Su tarea no será fácil. De entrada, ayer Hewlett indicó que no se rendirá sin dar una pelea. En una conferencia de prensa en un hotel cerca de la reunión de accionistas de H-P, acompañado por su esposa, hijo y Pam Packard, Hewlett dijo que está "optimista" de que su bando todavía pueda ganar porque "el resultado no se conoce y el margen es tan estrecho como una navaja de afeitar".

Al absorber a Compaq y a sus 63.000 empleados, más 14.000 trabajadores bajo contrato y temporales, "el alma y las tripas de H-P como las hemos llegado a conocer en el pasado eventualmente desaparecerán", dice Jerry Porras, profesor emérito de la Escuela de Posgrado de Negocios de la Universidad de Stanford, y co-escritor de Built to Last, un libro de 1994 que incluía un capítulo sobre el éxito a largo plazo de H-P.

De igual manera, Compaq contiúa todavía dividida en cierto sentido por sus adquisiciones de Digital Equipment Corporation y Tandem Computers Inc., en las que los empleados diezmaron con frecuencia los cambios planeados.

Además, los empleados de ambas empresas están preparándose para 15.000 despidos, que se necesitan para ayudar a H-P y Compaq a recortar US$2.500 millones que prometieron en gastos operativos anuales.

Los ejecutivos de H-P entendieron desde el principio que integrar ambas empresas sería difícil. Crearon un equipo de planificación de la integración, encabezado por ejecutivos de alto nivel de ambos bandos, que creció hasta incluir a más de 500 trabajadores de tiempo completo.

Los responsables de las cuatro divisiones nuevas de H-P fueron nombrados cuando la fusión se anunció en septiembre. El día después de que cierre el acuerdo, las compañías dijeron que anunciarán planes detallados para sus productos y nombrarán a los equipos de ventas para sus 100 principales clientes.

POR SCOTT THURM Y PUI-WING TAM, EN SAN FRANCISCO, Y GARY MCWILLIAMS, EN HOUSTON,

...ti de siete compañías de distribución de energía, a petición de dos compradores potenciales: Unión Fenosa y Perez Companc. AES, de EE.UU., también está interesada en las empresas estatales.

* * *

BellSouth, telefónica estadounidense, vendió su participación de 9,42% en la holandesa KPN por US$1.060 millones a inversionistas institucionales.

* * *

Petrobras Distribuidora dijo que transferirá a su principal accionista, Petrobras, las participaciones que posee en 13 compañías de suministro de gas por las que recibirá 554 millones de reales (US$245,5 millones). La subsidiaria usará el dinero para saldar la deuda que tiene con Petrobras.

* * *

Grupo Financiero Bital, la cuarta mayor firma de servicios financieros de México, dijo que recaudó 974,3 millones de pesos (US$107,6 millones) a través de una oferta de acciones con derechos preferentes. La venta es el primer paso de un plan más amplio de capitalización de US$400 millones.

... Bolsa de Valores de Lima.

* * *

Avianca, principal aerolínea colombiana, dijo que necesitará US$70 millones adicionales en capital circulante este año, y US$20 millones en 2003. Los fondos serán recaudados a través de emisiones de acciones con derechos preferentes por valor de US$45 millones y otras fuentes de crédito.

* * *

Clorox, estadounidense de artículos para limpieza del hogar, dijo que espera registrar cargos antes de impuestos de cerca de US$100 millones por sus operaciones en Argentina, lo que podría afectar sus ingresos del tercer trimestre. El impacto se vería parcialmente reducido por la venta de su negocio de insecticidas Maxforce.

* * *

Moody's Investors Service rebajó la calificación de la deuda de Eastman Kodak un grado, ante la preocupación por la transición hacia cámaras digitales.

Más información en www.interactivo.wsj.com
Envíe sus comentarios a: americas@wsj.dowjones.com

Andersen: se complica la transacción con KPMG

Ante la incógnita sobre el futuro de Andersen Worldwide, y mientras sus esfuerzos por vender partes de su negocio se enfrentan a problemas legales y regulatorios, la firma de contabilidad recientemente redujo a la mitad la cantidad de dinero que está ofreciendo a accionistas, acreedores y trabajadores de Enron Corp. para alcanzar un acuerdo.

Andersen, cuya oferta por US$750 millones de mediados de febrero para resolver demandas civiles relacionadas con el caso Enron fue rechazada por el principal abogado de los accionistas, redujo la semana pasada ese ofrecimiento a US$375 millones, lo que refleja las reducidas perspectivas de ingresos a largo plazo de la firma.

Aún no resulta claro si las conversaciones entre Andersen y los abogados de la parte demandante continúan, o si la última oferta todavía está sobre la mesa.

Entre tanto, las discusiones para una fusión entre KPMG LLP y Andersen Worldwide enfrentan duros obstáculos.

Ambas firmas dijeron el lunes que están tratando la fusión de 83 oficinas de Andersen en Europa, África, Asia, Latinoamérica y Canadá con KPMG como una manera de protegerlas de los problemas que enfrenta la firma en EE.UU.

Las conversaciones de fusión son conducidas país por país, y no todas las oficinas de Andersen necesariamente participarían en un acuerdo. Pero el martes los directores ejecutivos de 13 afiliados de Andersen en Asia apoyaron conjuntamente la fusión.

Pese a lo que un empleado de Andersen describió ayer como una "atmósfera festiva" en la compañía, el acuerdo aún está lejos de concretarse. "Hay muchos temas por resolver", dijo John Ormerod, socio ejecutivo de la firma en Gran Bretaña, y agregó que los socios de Andersen continuaban las discusiones "con confianza y optimismo".

Piedras en el camino

Posibles obstáculos en las negociaciones entre Andersen y KPMG

- Pérdidas de empleos y obligaciones pensionales en algunos países
- La Comisión Europea u otras autoridades de la competencia podrían tener objeciones antimonopolio
- Los acuerdos deben ser cerrados país por país
- Grupos combinados podrían trabajar con clientes que compiten entre sí
- Responsabilidades ligadas a Enron

Fuente: WSJE

Algunos de estos temas por resolver son de índole práctica. Incluso si todas o la mayoría de las 83 oficinas de Andersen fuera de EE.UU. llegasen a un acuerdo final, cada una tendrá que someterlo a la aprobación de sus respectivos socios.

Ambas partes han restado importancia a la posibilidad de despidos, pero una fuente cercana a las negociaciones dijo que "habría que ser ingenuo para creer que no habrá ninguno".

En la propuesta fusión sólo se incluirían los activos de Andersen fuera de EE.UU. Actualmente, Andersen tiene 57.000 empleados fuera de ese país, y sus ingresos anuales, excluyendo los de EE.UU., ascienden a alrededor de US$5.000 millones. KPMG tiene 82.500 empleados e ingresos de US$7.400 millones fuera de EE.UU.

Si la fusión prospera, la nueva firma probablemente escindiría la división de consultoría de Andersen, que ofrece asesoría en áreas como estrategia de gestión.

Esto ocurriría porque KPMG está retirándose de la consultoría. Estas operaciones representaron el 18% de los ingresos mundiales de Andersen en 2001.

POR MARC CHAMPION, EN LONDRES, DAN BILEFSKY, EN BRUSELAS Y MITCHELL PACELLE Y ROBERT FRANK, EN NUEVA YORK, REDACTORES DE THE WALL STREET JOURNAL

Fed deja las tasas intactas, pero se prepara para subirlas

GREG IP
Redactor de The Wall Street Journal

WASHINGTON

La Reserva Federal de EE.UU. (Fed) no modificó las tasas de interés, pero hizo sus primeros y tentativos preparativos para un posible aumento durante este año.

Tal como se esperaba, la Fed dejó ayer su tasa de referencia en 1,75%, su nivel más bajo en 40 años, y en lo que representa un cambio de su política tradicional informó que los 10 miembros que se ocupan de trazar la estrategia monetaria votaron a favor de esta decisión.

Y lo que es más importante, la Fed dijo que los riesgos entre la debilidad económica y la inflación están ahora equilibrados. Ésta es la primera vez desde noviembre de 2000 en que la entidad no advierte que el riesgo se incline hacia la debilidad económica.

Este cambio en la evaluación del riesgo refleja las crecientes señales de que la economía se está recuperando más rápidamente de lo que los funcionarios de la Fed habían anticipado. "La información que ha estado disponible desde la última reunión indica que la economía, impulsada por un marcado cambio en la inversión en inventarios se está expandiendo a un ritmo significativo", dijo la Fed en un comunicado.

En enero, los funcionarios del organismo esperaban que la economía creciera en entre un 2,5% y un 3% durante este año, y que el desempleo no superara el 6%. Pero ahora algunos reconocen que esas cifras son conservadoras. Los economistas privados pronostican un crecimiento del 4% o más y el desempleo cayó a 5,5% en febrero, de 5,8% en diciembre.

Este cambio en la evaluación del riesgo fue ampliamente anticipado por los analistas, que predicen que la Fed pronto comenzará revertir los 11 recortes de tasas que fueron realizados el año pasado para mitigar la recesión y el impacto de los ataques del 11 de septiembre. La rápida recuperación de la economía sugiere que el 1,75% del nivel de las tasas es muy bajo para que la expansión persista sin generar inflación.

"La Fed está pisando a fondo su acelerador monetario", dice James Glassman, economista de J.P. Morgan. "Cuando las autoridades de la Fed estimen que la recuperación es sostenible, querrán comenzar a cambiar su postura...".

Las tasas a largo plazo, como las de las hipotecas, han aumentado este año en previsión de este cambio de tendencia. Los mercados de futuros están apostando a que la Fed aumentará las tasas un cuarto de punto en mayo y otro cuarto de punto en junio, aunque ayer esas apuestas se redujeron un poco.

La Fed aludió al bajo nivel de las tasas al decir que "la postura de la política monetaria es adaptable". Pero también subrayó los continuos riesgos de la expansión al afirmar que "el grado de fortalecimiento de la demanda en los próximos trimestres, un elemento esencial de la expansión económica sostenible, todavía es incierto". Esto sugiere que un incremento en las tasas todavía puede estar más lejos de lo que los inversionistas creen. Alan Greenspan, presidente de la Fed, ha advertido que un impulso del crecimiento a partir de reabastecimiento de inventarios podría perder fuerza si no se refleja en la inversión de las empresas y los consumidores.

A pesar de que las ventas minoristas y de autos se han mantenido y la inversión de las empresas parece haberse recuperado, Greenspan también advirtió que algunos signos estimulantes de crecimiento podrían ser temporales, como el impulso al poder adquisitivo proveniente de la caída de los precios de la energía, que ha comenzado a revertirse. De todos modos, debido a que los funcionarios de la Fed todavía no ven un brote inflacionario, pueden esperar varios meses para asegurarse que la recuperación es sólida.

¿Tocando fondo?



Rendimiento del bono del tesoro a dos años, en %
(eje izquierdo)
Rendimiento de la tasa interbancaria federal de EE.UU., en %
(eje derecho)
2 3 4 5 6
1 2 3 4 5 6 7 8
E F M A M J J A S O N D E F M
2001
2002

Fuente: Thomson Financial Datastream

La evaluación de la Fed sobre el "equilibrio de los riesgos" es parte de una nueva política de apertura de información adoptada en enero de 2000 que reemplaza la antigua "tendencia" a aumentar o bajar las tasas de interés. Los ejecutivos de la Fed hicieron este cambio porque la tendencia era a menudo interpretada como un compromiso de subir o bajar las tasas. La idea era eliminar cualquier vínculo directo con las tasas o cualquier plazo. En consecuencia, el desplazamiento de un criterio de "inclinación" a uno de "equilibrio de riesgos" no significa que las tasas van a subir. La Fed podría aumentar las tasas sin decir primero que los riesgos se inclinan hacia una mayor inflación.

Asimismo, al revelar cómo votaron los miembros de su Comité de Mercados Abiertos, la Fed da otro paso para hacer más transparente su toma de decisiones.